Form 20-F
period 2011-12-31
Golar LNG Partners LP
filed 2012-04-27
CIK 1415916

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 001- 35123

GOLAR LNG PARTNERS LP
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Graham Robjohns Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda Telephone: +1 (441) 295-4705 Facsimile: +1 (441) 295-3494
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common units representing limited partner interests	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

23,127,254 Common Units representing limited partner interests
15,949,831 Subordinated Units representing limited partner interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2011, or the Annual Report, should be read in conjunction with the consolidated and combined financial statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering on April 13, 2011, our Combined Entity.  References to our “Combined Entity” refer to the subsidiaries of Golar LNG Limited that had interests in the vessels in our initial fleet prior to our initial public offering.  References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership.  References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (NasdaqGS: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar LNG Energy Limited or Golar Energy and to Golar Management Limited (or Golar Management).  References in this Annual Report to Golar Wilhelmsen refer to Golar Wilhelmsen AS, a company that is jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS.

References in this Annual Report to our “initial fleet” refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our initial public offering.  References to our “Dropdown Predecessor” refer to Golar Freeze, which we acquired subsequent to our initial public offering. In this Annual Report, we refer to the vessels in our initial fleet and the Golar Freeze, collectively, as our current fleet.

Cautionary Statement Regarding Forward Looking Statements

This Annual Report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements.  These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results.  As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•                  FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•                  our and Golar’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels, including with respect to the Nusantara Regas Satu (formerly named Khannur);

•                  our anticipated growth strategies;

•                  the effect of the worldwide economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  general market conditions, including fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including drydocking and insurance costs and bunker prices;

i

•                  forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•                  our future financial condition or results of operations and our future revenues and expenses;

•                  the repayment of debt and settling of interest rate swaps;

•                  our ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maintain long-term relationships with major LNG traders;

•                  our ability to leverage Golar’s relationships and reputation in the shipping industry;

•                  our ability to realize the expected benefits from acquisitions;

•                  our ability to purchase vessels from Golar in the future, including the Nusantara Regas Satu;

•                  our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•                  timely purchases and deliveries of newbuilding vessels;

•                  future purchase prices of newbuildings and secondhand vessels;

•                  our ability to compete successfully for future chartering and newbuilding opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•                  availability of skilled labor, vessel crews and management;

•                  our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•                  the anticipated taxation of our partnership and distributions to our unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  our ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of our common units in the public market;

•                  our business strategy and other plans and objectives for future operations; and

•                  other factors detailed in this Annual Report and from time to time in our periodic reports.

Forward-looking statements in this Annual Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading “Item 3—Key Information—Risk Factors.”

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise.  We make no prediction or statement about the performance of our common units.  The various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission (or the SEC) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

PART I

Item 1.                                   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                   Key Information

A.            Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined financial and operating data, which includes, for periods prior to the completion of our initial public offering (“IPO”), on April 13, 2011, certain subsidiaries of Golar that had interests in the vessels in our initial fleet, the Golar Winter, the Golar Spirit, the Methane Princess and the Golar Mazo.  The transfers and contributions of the subsidiaries that had interests in the vessels in our initial fleet were deemed to be a reorganization of entities under common control.  As a result, these transactions have been recorded by the Partnership at Golar’s historical book values.

In addition, in October 2011, we acquired from Golar interests in subsidiaries that own and operate the FSRU, the Golar Freeze. This transaction was also deemed to be a reorganization of entities under common control. As a result, our financial statements have been retroactively adjusted to include the results of the Golar Freeze. The periods retroactively adjusted include all periods that we and the Golar Freeze were both under the common control of Golar. As a result, the consolidated and combined statements of operations of Golar LNG Partners for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 reflect the results of operations of the Golar Freeze, referred to herein as the Dropdown Predecessor, as if we had acquired the Golar Freeze when the vessel began operations under the ownership of Golar.

The consolidated and combined financial data of Golar LNG Partners as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 are derived from the audited consolidated and combined financial statements of Golar LNG Partners, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

The following financial data should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our historical consolidated and combined financial statements and the notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Golar in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands except fleet data and per day data)
Income Statement Data:
Total operating revenues	$203,725	$182,540	$126,634	$115,039	$104,418
Vessel operating expenses(1)	33,069	32,505	29,762	24,398	22,023
Voyage expenses(2)	238	1,950	4,909	6,364	3,253
Administrative expenses	5,203	5,591	5,040	6,134	7,025
Depreciation and amortization	35,634	33,068	28,238	24,924	26,233
Impairment of long-term assets	—	1,500	1,500	109	2,345
Gain on sale of long-term assets	—	—	—	(430)	—
Total operating expenses	74,144	74,614	69,449	61,499	60,879
Operating income	129,581	107,926	57,185	53,540	43,539

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands except fleet data and per day data)
Interest income	$1,547	$3,388	$7,173	$25,470	$31,191
Interest expense	(19,880)	(17,952)	(27,306)	(49,482)	(62,096)
Other financial items, net	$(20,115)	$(20,629)	$16,764	$(49,869)	$(6,002)
Income (loss) before income taxes and non-controlling interest	91,133	72,733	53,816	(20,341)	6,632
Income taxes	$(1,609)	$(1,122)	$(1,640)	$751	$933
Income (loss) before non-controlling interest	89,524	71,611	52,176	(19,590)	7,565
Non-controlling interest	$(9,863)	$(9,250)	$(9,012)	$(6,705)	$(6,547)
Net income (loss) attributable to Golar LNG Partners owners	$79,661	$62,361	$43,164	$(26,295)	$1,018
Balance Sheet Data (at end of period):
Cash and cash equivalents	$45,962	$44,100	$27,869	$24,643	$20,671
Restricted cash and short-term investments(3)	24,512	21,815	29,405	30,883	37,719
Long-term restricted cash(3)	140,262	140,970	348,883	330,121	491,123
Vessels, net	481,882	505,039	181,029	184,425	190,532
Vessels under capital lease, net(4)	371,173	383,695	705,409	584,989	473,836
Total assets	1,075,495	1,135,893	1,313,235	1,183,053	1,263,924
Current portion of long-term debt	49,906	47,390	72,819	39,906	45,150
Current portion of obligations under capital leases	3,240	3,113	3,837	2,606	3,393
Long-term debt	572,978	400,574	329,814	367,633	356,373
Long-term obligations under capital leases(4)	264,840	268,380	494,717	450,487	616,601
Non-controlling interest(5)	62,934	55,470	49,340	41,688	36,983
Owner’s and Dropdown Predecessor equity(6)	—	219,790	263,001	141,828	130,484
Partner’s capital	32,069	—	—	—	—
Cash Flow Data:
Net cash provided by operating activities	$150,303	$82,330	$61,832	$16,620	$37,662
Net cash (used in) provided by investing activities	(3,544)	170,941	(123,730)	(66,972)	(46,821)
Net cash (used in) provided by financing activities	(144,897)	(237,040)	65,124	54,324	19,856
Fleet Data:
Number of vessels at end of period(7)	5	5	5	5	5
Average number of vessels during period(7)	5	5	5	5	5
Average age of vessels	18	17	16	15	14
Total calendar days for fleet	1,825	1,825	1,825	1,830	1,825
Total operating days for fleet(8)	1,818	1,690	1,412	1,541	1,424
Other Financial Data:
Average daily time charter equivalent earnings (TCE)(9)	111,500	106,858	83,488	70,522	60,110
Average daily vessel operating expenses(10)	18,120	17,811	16,308	13,332	12,067

(1)                        Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2)                        All of our vessels have been operated under time charters during the periods presented.  Under a time charter, the charterer pays substantially all of the vessel voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking.

(3)                        Restricted cash and short-term investments consist of bank deposits, which may only be used to settle the Golar Mazo and the Golar Freeze loans or lease payments in respect of the Golar Spirit or the Golar Freeze (prior to December 2010) and the Methane Princess.

(4)                        During the periods presented, the Golar Spirit, the Golar Freeze, the Golar Winter and the Methane Princess were subject to lease financing arrangements, which are classified as capital leases.  Under the arrangements for the Golar Spirit, the Golar Freeze and the Methane Princess, we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently therewith, we entered into capital leases for the vessels, and the vessels were recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on the deposits, approximate the remaining amounts we owe under the capital lease arrangements.  Where movements in interest rates result in a surplus, this is released to working capital.  Similarly, where a deficit arises, this is funded through working capital.  In these instances, we consider payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans.  During December 2010, the outstanding lease liabilities on the Golar Spirit and the Golar Freeze were repaid from the associated restricted cash deposits.  Under U.S. GAAP, we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets.  This accounting treatment has the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  As of December 31, 2011, our total assets included restricted cash deposits of $164.8 million and our total debt was gross of restricted cash deposits of the same amount.

(5)                        Non-controlling interest refers to a 40% interest in the Golar Mazo owned by Chinese Petroleum Corporation.

(6)                        The Partnership’s balance sheet as at December 31, 2010 has been retroactively adjusted to include the assets and liabilities relating to the Golar Freeze.  Equity relating to the Golar Freeze for periods prior to the acquisition of the Golar Freeze by the Partnership (on October 19, 2011), when the Golar Freeze was owned and operated by Golar, are referred to as the Dropdown Predecessor equity.

(7)                        In each of the periods presented, we held (or are deemed to have held) a 60% ownership interest in the Golar Mazo and a 100% interest in our four other vessels.

(8)                        The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire.  We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or during periods of commercial waiting time during which we do not earn charter hire.

(9)                        Non-GAAP Financial Measures

TCE.  It is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE.  For time charters, this is calculated by dividing total operating revenue less voyage expenses by the number of calendar days minus days for scheduled off-hire.  Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of net time charter revenues.  The following table reconciles our total operating revenues to average daily TCE.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except average daily TCE)
Total operating revenues	$203,725	$182,540	$126,634	$115,039	$104,418
Voyage expenses	(238)	(1,950)	(4,909)	(6,364)	(3,253)
	$203,487	$180,590	$121,725	$108,675	$101,165
Calendar days less scheduled off-hire days	1,825	1,690	1,458	1,541	1,683
Average daily TCE (in $)	$111,500	$106,858	$83,488	$70,522	$60,110

(10)                  We calculate average daily vessel operating expenses by dividing vessel operating expenses by the number of calendar days.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and to ownership of our common units.  The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common units.

Risks Inherent in Our Business

We will be required to make substantial capital expenditures to expand the size of our fleet.  Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted.

We will be required to make substantial capital expenditures to expand the size of our fleet.  We may be required to make significant installment payments for retrofitting of LNG carriers to FSRUs and acquisitions of LNG carriers and FSRU’s.  We and Golar regularly evaluate and pursue opportunities to provide floating LNG storage and regasification services and LNG transportation for new or expanding LNG projects.  Upon our expected purchase of the Nusantara Regas Satu, or if we choose to purchase any other FSRUs or LNG carriers (either from Golar or independently), we plan to finance the cost either through cash from operations, borrowings or debt or equity financings.

Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders.  Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control.  Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions.  Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders.  In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

We have no ability to borrow additional amounts under our revolving credit facility.  If we are unable to obtain additional financing, we may be unable to meet our obligations as they come due, enhance our existing business, complete acquisitions, respond to competitive pressures or otherwise execute our growth strategy.

Other than our $20 million undrawn sponsor credit facility with Golar, we have no other available borrowing capacity as of April 20, 2012.  We have no ability to borrow additional amounts under our Golar LNG Partners revolving credit facility.  Therefore, we will be required to obtain additional financing in order to fund the expansion of our fleet beyond its current size.

We plan to finance our future acquisitions through cash from operations, borrowings or debt or equity financings.  Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders.  Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control.  Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders.  In addition, incurring additional debt may increase our interest expense and financial leverage, and issuing additional equity securities may result in unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

We depend on certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, to assist us in operating and expanding our business and providing interim financing for certain vessel acquisitions.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Golar and its reputation and relationships in the shipping industry.  If Golar suffers material damage to its reputation or relationships, it may harm our ability to:

•              renew existing charters upon their expiration;

•              obtain new charters;

•              successfully interact with shipyards;

•              obtain financing on commercially acceptable terms;

•              maintain access to capital under the sponsor credit facility; or

•              maintain satisfactory relationships with suppliers and other third parties.

Golar is also incurring all costs for the construction and delivery of certain newbuildings. We will have the option to purchase from Golar all of their newbuildings upon delivery of the newbuildings and entry into long term charters. If Golar fails to make construction payments for these newbuildings, we could lose the ability to purchase these vessels as a result of such default, which could harm our business and reduce our ability to make cash distributions.

In addition, each vessel in our fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen.  Pursuant to these agreements, these entities provide significant commercial and technical management services for our fleet.  In addition, pursuant to a management and administrative services agreement between us and Golar Management, Golar Management provides us with significant management, administrative, financial and other support services.  Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services.  Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions.”

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3850 per unit on our common units and subordinated units.  The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•                  the rates we obtain from our charters;

•                  the level of our operating costs, such as the cost of crews and insurance;

•                  the continued availability of natural gas production, liquefaction and regasification facilities;

•                  demand for LNG;

•                  supply of LNG carriers;

•                  prevailing global and regional economic and political conditions;

•                  currency exchange rate fluctuations; and

•                  the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•                  the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•                  the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•                  our debt service requirements and restrictions on distributions contained in our debt instruments;

•                  the level of debt we will incur to fund future acquisitions, including if we exercise our option to purchase the Nusantara Regas Satu from Golar;

•                  fluctuations in interest rates;

•                  fluctuations in our working capital needs;

•                  variable tax rates;

•                  our ability to make, and the level of, working capital borrowings; and

•                  the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items.  As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution.  In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet.  Maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel, acquiring a new vessel or otherwise replacing current vessels at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet.  These expenditures could vary significantly from period to period and could increase as a result of changes in:

•                  the cost of labor and materials;

•                  customer requirements;

•                  fleet size;

•                  the cost of replacement vessels;

•                  length of charters;

•                  governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•                  competitive standards.

Our partnership agreement requires our board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of significant variations in actual maintenance and replacement capital expenditures each quarter.  The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year.  In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus.  If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in periods when actual capital expenditures exceed our previous estimates.

Specifically, we have agreed to make certain modifications to the Golar Winter as a result of Petrobras’s decision to relocate the Golar Winter, from Rio de Janeiro to Bahia.  We expect to enter into an agreement with Golar, under which Golar will undertake the modification work, which began with the ordering of long lead items together in the first quarter of 2012 and is expected to be completed by the third quarter of 2013.  We currently expect the cost of these modifications together with drydocking costs to be approximately $25 million, which we expect to fund with a combination of cash and undrawn credit facilities or future debt or equity transactions.

We may be unable to make or realize expected benefits from acquisitions, including our potential future acquisition of the Nusantara Regas Satu, which could have an adverse effect on our expected plans for growth.

Our growth strategy includes selectively acquiring FSRUs and LNG carriers that are operating under long-term, stable cash flow generating time charters.  For instance, in October 2011, we completed the acquisition of the Golar Freeze from Golar for a purchase price of $330 million.  Under the omnibus agreement that we entered into in connection with our initial public offering, we have the right to purchase the Nusantara Regas Satu from Golar after completion of the vessel’s retrofitting and acceptance by its charterer, which is expected to occur in 2012, at a price equal to its fair market value, as determined pursuant to the omnibus agreement.  We may not exercise our option to acquire the Nusantara Regas Satu if such price is an amount that is greater than what we are able or willing to pay.  We will not be obligated to purchase the Nusantara Regas Satu at the determined price, and, accordingly, we may not complete the purchase if, among other things, the acquisition of such vessel would not be accretive to our cash available for distribution or if our view of the market for FSRUs changes.  If we are unable to purchase the Nusantara Regas Satu, our expected future business, financial condition and results of operations may be adversely affected.

Furthermore, any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment.  In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•                  fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•                  be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•                  decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•                  significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•                  incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•                  incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition.  While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life.  Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built.  These costs could decrease our cash flow and reduce our liquidity and could have an adverse effect on our expected plans for growth.

The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution.

The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire.  Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders.  Although we do not anticipate that more than one of our vessels will be out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise.  If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.

Our growth depends on continued growth in demand for LNG, FSRUs and LNG carriers.

Our growth strategy focuses on expansion in the floating storage and regasification sector and the LNG shipping sector.  While global LNG demand has continued to rise, the rate of its growth has fluctuated due to several reasons, including the global economic crisis and the continued increase in natural gas production from unconventional sources in regions such as North America.  Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs and LNG carriers, which could be negatively affected by a number of factors, including:

•                  increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•                  increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•                  decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

•                  further development of, or decreases in the cost of, alternative technologies for vessel-based LNG regasification;

•                  increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•                  decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•                  availability of new, alternative energy sources, including compressed natural gas; and

•                  negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

We have only five vessels in our fleet.  Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

Our current fleet currently consists of three FSRUs and two LNG carriers.  If any of our FSRUs or LNG carriers are unable to generate revenues as a result of off-hire time, our results of operations and financial condition could be materially adversely affected.

The charters relating to our FSRUs and LNG carriers permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period.  The charters also allow each charterer to terminate the charter upon the occurrence of specified defaults by us.  The termination of any of our charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders if we are unable to re-charter such vessel for an extended period of time.  For further details regarding termination of our charters, please read “Item 4—Information on the Partnership—Business Overview—FSRU Charters” and “—LNG Carrier Charters.”

We currently derive all of our revenue from four customers.  The loss of any of these customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers.  For the year ended December 31, 2011, BG Group PLC (or BG Group) accounted for 12%, PT Pertamina (PERSERO) (or Pertamina) accounted for 19%, Dubai Supply Authority accounted for 23% and Petrobras accounted for 46% of our total revenues, respectively.  All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach.

We could also lose a customer or the benefits of a charter if:

•                  the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•                  the customer exercises its right to terminate the charter in certain circumstances, such as:

•                  loss of the vessel or damage to it beyond repair;

•                  defaults of our obligations under the charter, including prolonged periods of off-hire;

•                  in the event of war or hostilities that would significantly disrupt the free trade of the vessel;

•                  requisition by any governmental authority; or

•                  with respect to the Golar Spirit, the Golar Winter and the Golar Freeze, upon six months’ written notice at any time after the fifth anniversary of the commencement of the related charter upon payment of a termination fee;

•                  a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

If we lose any of our charters and are unable to re-deploy the related vessel on terms as favorable to us as our current charters for an extended period of time, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.  The loss of any of our customers, charters or vessels, or a decline in payments under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders, if we are not able to re-charter a vessel to another customer for an extended period of time.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

As of December 31, 2011, we had a total consolidated debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our credit facilities) of approximately $726 million. In addition, we have the ability to incur additional debt.  Our level of debt could have important consequences to us, including the following:

•                  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

•                  we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•                  our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•                  our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control.  If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.  We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our financing arrangements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.

The operating and financial restrictions and covenants in our financing arrangements, including the Golar LNG Partners credit facility, our lease agreements and any future financing agreements, such as the Golar Freeze credit facility, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.  For example, subject to certain exceptions, the Golar LNG Partners credit facility, which is secured by a first priority charge over the Methane Princess and the Golar Spirit and a second priority charge over the Golar Mazo, requires the prior written consent of our lenders or otherwise restricts our and our subsidiaries’ ability to, among other things:

•                  merge or consolidate with any other person;

•                  make certain capital expenditures;

•                  pay distributions to our unitholders;

•                  terminate or materially amend certain of our charters;

•                  enter into any other line of business;

•                  make any acquisitions;

•                  incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness;

•                  enter into any sale-leaseback transactions; or

•                  enter into any transactions with our affiliates.

In addition, the Golar LNG Partners credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The agreements governing our other financing arrangements, including the sponsor credit facility, the loan facility with respect to the Golar Mazo (or the Mazo credit facility), the $108 million credit facility that we assumed in connection with our acquisition of the Golar Freeze (or the Golar Freeze Facility), the $222 million loan from Golar that we entered into in connection with our acquisition of the Golar Freeze (or the Golar Freeze vendor loan), and our lease agreements also contain operating and financial restrictions and covenants.  For more information, regarding our financial arrangements, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt” and “—Capital Lease Obligations.”

Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions.  If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.  If restrictions, covenants, ratios or tests in our debt instruments are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate.  We may not have, or be able to obtain, sufficient funds to make these accelerated payments.  In addition, obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels, and if we are unable to repay debt under our financing arrangements, the lenders or lessors could seek to foreclose on those assets.

                As of December 31, 2011, we were in compliance with all the covenants under our various debt agreements, with the exception of our consolidated net worth covenant under our Golar LNG Partners credit facility. In respect of this facility, we received a waiver in March 2012 effective December 31, 2011. Please read “Item 13 — Defaults, dividend arrearages and delinquencies” for further detail.

Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers.  Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars.  Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

•                  increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•                  decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•                  the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•                  local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•                  any significant explosion, spill or similar incident involving an LNG facility, FSRU or LNG carrier; and

•                  labor or political unrest affecting existing or proposed areas of LNG production and regasification.

We expect that, as a result of the factors discussed above, some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities may be abandoned or significantly delayed.  If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, FSRU and LNG carrier time charters.  The process of obtaining long-term charters for FSRUs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months.  We believe FSRU and LNG carrier time charters are awarded based upon bid price as well as a variety of factors relating to the vessel operator, including:

•                  LNG shipping and FSRU experience, technical ability and reputation for operation of highly specialized vessels;

•                  shipping industry relationships and reputation for customer service and safety;

•                  quality and experience of seafaring crew;

•                  financial stability and the ability to finance FSRUs and LNG carriers at competitive rates;

•                  relationships with shipyards and construction management experience; and

•                  willingness to accept operational risks pursuant to the charter.

We expect substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies.  Many of these competitors have significantly greater financial resources and larger and more versatile fleets than do we or Golar.  We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the FSRU market and LNG transportation market.  This increased competition may cause greater price competition for time charters.  As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We may have more difficulty entering into long-term time charters in the future if an active short-term or spot LNG shipping market continues to develop.

One of our principal strategies is to enter into additional long-term FSRU and LNG carrier time charters of five years or more.  Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years.

If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable.  In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Hire rates for FSRUs and LNG carriers are not readily available and may fluctuate substantially.  If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.

Hire rates for FSRUs and LNG carriers are not readily available and may fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity.  This supply-demand relationship largely depends on a number of factors outside our control.  The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict.  A substantial or extended decline in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or to acquire and profitably operate new FSRUs or LNG carriers.  Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.  Hire rates for newbuilding FSRUs and LNG carriers are correlated with their purchase price.  Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered.  If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Vessel values for LNG carriers can fluctuate substantially over time due to a number of different factors, including:

•                  prevailing economic conditions in the natural gas and energy markets;

•                  a substantial or extended decline in demand for LNG;

•                  increases in the supply of vessel capacity;

•                  the size and age of a vessel; and

•                  the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures.  Moreover, the cost of a replacement vessel would be significant.

If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them.  Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition and ability to make distributions to unitholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of FSRUs and LNG carriers is inherently risky.  Although we carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid.  Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.  Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future.  For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.  A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results.  Any uninsured or underinsured loss could harm our business and financial condition.  In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks or piracy may also make certain types of insurance more difficult for us to obtain.  In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

We may be subject to increased premium payments, or calls, if the value of our claim records, the claim records of our fleet managers, and/or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

An increase in operating expenses or drydocking costs could materially and adversely affect our financial performance.

Our operating expenses and drydock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry.  Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns.  These may increase vessel operating and drydocking costs further.  If costs continue to rise, they could materially and adversely affect our results of operations.

An increased shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

FSRUs and LNG carriers require a technically skilled officer staff with specialized training.  As the world FSRU fleet and LNG carrier fleet continue to grow, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel.  Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet.  In addition, our FSRUs require an additional engineer, deck officer and cargo officer.  Furthermore, each key officer crewing an FSRU must receive specialized training related to the operation and maintenance of the regasification equipment.  If Golar Management or Golar Wilhelmsen are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels.  A material decrease in the supply of technically skilled officers or an inability of Golar Management or Golar Wilhelmsen to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.

In addition, the Golar Spirit and the Golar Winter are employed by Petrobras in Brazil.  As a result, we are required to hire a certain portion of Brazilian personnel to crew these vessels in accordance with Brazilian law.  Any inability to attract and retain qualified Brazilian crew members could adversely affect our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and the efforts of our senior executives.  While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro, the Brazilian Real and the British Pound.  If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.  Under the charters and OSAs for the Golar Spirit and Golar Winter, we generate a portion of our revenues in Brazilian Reais.  We incur some operating expenses in Brazilian Reais but also have to convert Brazilian Reais into other currencies in order to pay the remaining operating expenses.  If the Brazilian Real weakens significantly, we may not have sufficient Brazilian Reais to convert to other currencies to satisfy our obligations in respect of the operating expenses related to these charters, which would cause us to have less cash available for distribution.  In addition, although the majority of our British Pound capital lease obligations are hedged by British Pound cash deposits securing the lease obligations or currency swaps, these are not perfect hedges.  Although it would not affect our cash flows, a significant strengthening of the U.S. Dollar could result in an increase in our financial expenses and could materially affect our financial results under U.S. GAAP.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings.  In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations are revalued and reported based on the prevailing exchange rate at the end of the reporting period.  This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

Two of our vessels are financed by UK tax leases.  In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities with regard to the initial tax basis of the transactions or in the event of an early termination of a lease, we may be required to make additional payments to the UK vessel lessors, which could adversely affect our earnings and financial position.

Two of our vessels are currently financed by UK tax leases.  In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the UK vessel lessors or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate one or more of our UK tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, or post additional security or make additional payments to the UK vessel lessors.  Golar has agreed to indemnify us against these increased costs (with respect to the Methane Princess lease but not with respect to the Golar Winter lease), but any default by Golar would not limit our obligations under these leases.  Any additional payments could adversely affect our earnings and financial position.  For more information on the UK tax leases, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations.”

The economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

The economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services.  Our customers’ inability to pay could also result in their default on our current charters.  The decline in the amount of services requested by our customers or their default on our charters with them could have a material adverse effect on our business, financial condition and results of operations.  We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.

We currently operate primarily outside the United States, which could expose us to political, governmental and economic instability that could harm our operations.

Because most of our operations are currently conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered.  Any disruption caused by these factors could harm our business.  In particular, we derive a substantial portion of our revenues from shipping LNG from politically unstable regions.  Past political conflicts in these regions, particularly in the Arabian Gulf, Brazil and Indonesia, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area.  In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy.  Future hostilities or other political instability in the Arabian Gulf, Brazil and Indonesia where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions.  In addition, tariffs, trade embargoes and other economic sanctions by Brazil, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

We may not be able to redeploy our FSRUs on terms as favorable as our or Golar’s current FSRU charter arrangements or at all.

The market for FSRUs is growing rapidly but is relatively small in comparison to the LNG carrier market. In the event that any of the applicable charters are terminated, we may be unable to recharter the Golar Spirit, the Golar Winter, or the Golar Freeze, as FSRUs for an extended period of time.  While we may be able to employ these vessels as traditional LNG carriers, the hire rates and/or other charter terms may not be as favorable to us as our charters on the Golar Spirit and the Golar Winter with Petrobras and the charter on the Golar Freeze with Dubai Supply Authority (or DUSUP) if we acquire additional FSRUs, including the Nusantara Regas Satu which is chartered to Nusantara Regas and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

Due to our lack of diversification, adverse developments in our LNG transportation or storage and regasification businesses could reduce our ability to make distributions to our unitholders.

We rely exclusively on the cash flow generated from our FSRUs and LNG carriers.  Due to our lack of diversification, an adverse development in the LNG transportation industry or the LNG storage and regasification industry could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of businesses.

The shareholders’ agreement with Chinese Petroleum Corporation with respect to the Golar Mazo contains provisions that may limit our ability to sell or transfer our interest in the Golar Mazo, which could have a material adverse effect on our cash flows and affect our ability to make distributions to our unitholders.

We have a 60% interest in the joint venture that owns the Golar Mazo, which enables us to control the joint venture subject to certain negative controls held by Chinese Petroleum Corporation (or CPC), who holds the remaining 40% interest in the Golar Mazo.  Under the shareholders’ agreement, no party may sell, assign, mortgage, or otherwise transfer its rights, interests or obligations under the agreement without the prior written consent of the other party.  If we determine that the sale or transfer of our interest in the Golar Mazo is in our best interest, we must provide CPC notice of our intent to sell or transfer our interest and grant CPC a right of first refusal to purchase our interest.  If CPC does not accept the offer within 60 days after we notify CPC, we will be free to sell or transfer our interest to a third party.  Any delay in the sale or transfer of our interest in the Golar Mazo or restrictions in our ability to manage the joint venture could have a material adverse effect on our cash flows and affect our ability to make distributions to our unitholders.

Risks Related to Our Industry:

The operation of FSRUs and LNG carriers is inherently risky, and an incident involving significant loss of life or environmental consequences affecting any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•                  marine disasters;

•                  piracy;

•                  environmental accidents;

•                  bad weather;

•                  mechanical failures;

•                  grounding, fire, explosions and collisions;

•                  human error; and

•                  war and terrorism.

An accident involving any of our vessels could result in any of the following:

•                  death or injury to persons, loss of property or environmental damage;

•                  delays in the delivery of cargo;

•                  loss of revenues from or termination of charter contracts;

•                  governmental fines, penalties or restrictions on conducting business;

•                  higher insurance rates; and

•                  damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.  If our vessels suffer damage, they may need to be repaired.  The costs of vessel repairs are unpredictable and can be substantial.  We may have to pay repair costs that our insurance policies do not cover.  The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations.  If any of our vessels is involved in an accident with the potential risk of environmental consequences, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to make distributions to unitholders.

A renewal of the global financial crisis could negatively impact our business.

Although there are signs that the economic recession has abated in some countries, there is still considerable instability in the world economy and in the economies of countries such as Greece, Spain, Portugal and Italy that could initiate a new economic downturn and result in a tightening in the credit markets, a low level of liquidity in financial markets, and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past three years may negatively impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers and governments to defer projects in response to tighter credit, decreased cash availability and declining customer confidence which may negatively impact the demand for our services.  A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results, financial condition, ability to raise capital and future growth.  These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region.  Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay distributions.

In addition, LNG facilities, shipyards, vessels (including FSRUs and conventional LNG carriers), pipelines and gas fields could be targets of future terrorist attacks or piracy.  Terrorist attacks, war or other events beyond our control that adversely affect the production, storage, transportation or regasification of LNG to be shipped or processed by us could entitle our customers to terminate our charters, which would harm our cash flow and our business.  Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America.  If a terrorist incident involving an LNG facility, FSRU or LNG carrier did occur, the incident may adversely affect construction of additional LNG facilities or FSRUs or the temporary or permanent closing of various LNG facilities or FSRUs currently in operation.

The LNG transportation, storage and regasification industry is subject to substantial environmental and other regulations, compliance with which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those relating to equipping and operating FSRUs and LNG carriers, providing security and minimizing the potential for impacts to the environment from their operations.  We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.  Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business.  In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations.  We may become subject to additional laws and regulations if we enter new markets or trades.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits, which could have a material effect on our operations.

The design, construction and operation of FSRUs and interconnecting pipelines and the transportation of LNG are subject to governmental approvals and permits. The permitting rules, and the interpretations of those rules, are complex, change frequently and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore LNG operations.  In the future, the relevant regulatory authorities may take actions to prohibit the access of FSRUs or LNG carriers to various ports or adopt new rules and regulations applicable to FSRUs and LNG carriers that will increase the time needed to obtain necessary environmental permits.  We cannot assure unitholders that such changes would not have a material effect on our operations.

Our vessels operating in international waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization (or the IMO) as well as marine pollution and prevention requirements imposed by the MARPOL Convention.  In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (or the 2010 HNS Convention), if it is entered into force.  In addition, national laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.  However, some jurisdictions are not a party to an international regime limiting maritime pollution liability, and, therefore, a vessel owner’s or operator’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Please read “Item 4 Information on the Partnership—Business Overview—Environmental and Other Regulations- International Maritime Regulations of LNG Vessels” and “Other Regulation” below for a more detailed discussion on these topics.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (OPA 90), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERLA), the Clean Water Act, and the Clean Air Act.  In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution.  Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.  As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

Please read “Item 4 Information on the Partnership—Business Overview—Environmental and Other Regulations- United States Environmental Regulation of LNG Vessels” below for a more detailed discussion of the regulations applicable to our vessels.

Further changes to existing environmental legislation that is applicable to international and national maritime trade may have an adverse effect on our business.

We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all LNG carriers in the marine transportation markets and offshore LNG terminals.  These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling, etc.  The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels.  Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions.  These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.  Also, a treaty may be adopted in the future that includes restrictions on shipping emissions.  Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an affect on demand for our services.  For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources.  Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Please read “Item 4 Information on the Partnership—Business Overview—Environmental and Other Regulations—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

If we are in default on some kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels.  In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings.  In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.  The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted.  Under some of our present charters, if the vessel is arrested or detained (for as few as 14 days in the case of one of our charters) as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.  This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Golar Mazo is certified by Lloyds Register, and the Methane Princess, the Golar Spirit, the Golar Winter and the Golar Freeze are each certified by Det Norske Veritas.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys.  In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly.  Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable.  We would lose revenue while the vessel was off-hire and incur costs of compliance.  This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Risks Inherent in an Investment in Us

Golar and its affiliates may compete with us.

Pursuant to the omnibus agreement, Golar and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five years or more.  The omnibus agreement, however, contains significant exceptions that may allow Golar and its controlled affiliates to compete with us, which could harm our business.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business.  We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting.  Common unitholders will be entitled to elect only four of the seven members of our board of directors.  The elected directors will be elected on a staggered basis and will serve for three year terms.  Our general partner in its sole discretion will appoint the remaining three directors and set the terms for which those directors will serve.  The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.  Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units and subordinated units, including any common units or subordinated units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law.  The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.  Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders.

Golar owns a 63.4% limited partner interest in us and owns and controls our general partner.  All of our officers and certain of our directors are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders.  Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand.  As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders.  These conflicts include, among others, the following situations:

•                  neither our partnership agreement nor any other agreement requires our general partner or Golar or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Golar’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Golar, which may be contrary to our interests;

•                  our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner.  Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•                  our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•                  our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•                  our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•                  our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

•                  our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

Our officers face conflicts in the allocation of their time to our business.

Our officers, all but one of whom are directors or officers of Golar Management and perform executive officer functions for us pursuant to the management and administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including Golar.  The affiliates of our general partner, including Golar, conduct substantial businesses and activities of their own in which we have no economic interest.  As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.  Please read “Item 6—Directors, Senior Management and Employees.”

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement provides that our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership.  Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law.  For example, our partnership agreement:

•                  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner.  Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders.  Decisions made by our general partner in its individual capacity will be made by its sole owner, Golar.  Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•                  provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•                  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•                  provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which Golar Management determines for services provided to us, are substantial, are payable regardless of our profitability and reduce our cash available for distribution to our unitholders.

Pursuant to the fleet management agreements, we pay fees for services provided to us and our subsidiaries by Golar Management (a subsidiary of Golar) and certain other affiliates of Golar, including Golar Wilhelmsen, and we reimburse these entities for all expenses they incur on our behalf.  These fees and expenses include all costs and expenses incurred in providing certain commercial and technical management services to our subsidiaries.

In addition, pursuant to a management and administrative services agreement Golar Management provides us with significant management, administrative, financial and other support services.  We reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of these services.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us.

For a description of the fleet management agreements and the management and administrative services agreement, please read “Item 7—Major Unitholders and Related Party Transactions.”  Fees and expenses payable pursuant to the fleet management agreements and the management and administrative services agreement are payable without regard to our financial condition or results of operations.  The payment of fees to and the reimbursement of expenses of Golar Management, Golar Wilhelmsen and certain other affiliates of Golar could adversely affect our ability to pay cash distributions to our unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Golar’s consent, unless Golar’s ownership interest in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•                  The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal.  The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner.  Golar currently owns 64.7% of the outstanding common and subordinated units.

•                  If our general partner is removed without “cause” during the subordination period and units held by our general partner and Golar are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our general partner will have the right to convert its general partner interest and its incentive distribution rights (and Golar will have the right to convert its incentive distribution rights) into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.  A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.  Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders.  Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive.  “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner.  Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•                  Common unitholders will be entitled to elect only four of the seven members of our board of directors.  Our general partner in its sole discretion will appoint the remaining three directors.

•                  Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year.  In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•                  Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•                  Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law.  The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.  Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•                  There are no restrictions in our partnership agreement on our ability to issue equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders.  In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Golar and certain of its affiliates.  These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders.  Golar owns 9,327,254 common units and 15,949,831 subordinated units and 100% of the incentive distribution rights (directly and through its ownership of our general partner).  Following their registration and sale under the applicable registration statement, those securities will become freely tradable.  By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

Our general partner, as the holder of a majority of the incentive distribution rights, may elect to cause us to issue additional common units to it and Golar in connection with a resetting of the target distribution levels related to our general partner’s and Golar’s incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units.  This may result in lower distributions to holders of our common units in certain situations.

Our general partner, as the initial holder of a majority of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and our general partner and Golar have received incentive distributions at the highest level to which they are entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election.  Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner and Golar will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner and Golar on the incentive distribution rights in the prior two quarters.  We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels.  As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to our general partner in connection with resetting the target distribution levels related to our general partner’s and Golar’s incentive distribution rights.

We may issue additional equity securities, including securities senior to the common units, without the approval of our unitholders, which would dilute our current unitholders’ ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities.  In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting.  The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•                  our unitholders’ proportionate ownership interest in us will decrease;

•                  the amount of cash available for distribution on each unit may decrease;

•                  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•                  the relative voting strength of each previously outstanding unit may be diminished; and

•                  the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this Annual Report, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.  Distribution arrearages do not accrue on the subordinated units.  The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.  Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.  See “Item 8—Financial Information—Our Cash Distribution Policy.”

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures.  These reserves also will affect the amount of cash available for distribution to our unitholders.  Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.  As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution.  In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution.  The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units.  Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.  As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment.  Unitholders may also incur a tax liability upon a sale of units.

Golar, which owns and controls our general partner, currently owns 40.3% of our common units.  At the end of the subordination period, assuming we do not issue any additional common units and the conversion of our subordinated units into common units, Golar will own 64.7% of our common units.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, a unitholder could be held liable for our obligations to the same extent as a general partner if a unitholder participates in the “control” of our business.  Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.  In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions.  Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions.  Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business.  For more information, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units.  Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them.  Under the Marshall Islands Limited Partnership Act (or the Marshall Islands Act), we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.  Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount.  Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.  Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act.  The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware.  The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware.  There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute.  Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware.  For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware.  As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States.  In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States.  As a result, it may be difficult or impossible for a unitholder to bring an action against us or against these individuals in the United States if such unitholder believes that its rights have been infringed under securities laws or otherwise.  Even if a unitholder is successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict such unitholder from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Tax Risks

In addition to the following risk factors, read “Item 4—Information on the Partnership—Taxation of the Partnership,” “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Considerations” and “—Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units. Read “Item 3—Key Information—Risk Factors—Risks Inherent in Our Business” for a discussion on risks relating to UK tax leases.

U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.”  For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.”  U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, we believe that we were not a PFIC for our 2011 taxable year, and we expect that we will not be treated as a PFIC for any future taxable year.  We believe that (1) more than 25.0% of the income we earn from our present time chartering activity and more than 50.0% of the assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as income from our time charters that we believe should not be treated as passive income (and any other income that does not constitute passive income) exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under such time charters (and any other assets that we believe does not constitute passive assets) exceeds 50.0% of the average value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any year.  This is based on certain representations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

The conclusions that we have reached are not free from doubt and the U.S. Internal Revenue Service (or the IRS) or a court could disagree with this position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year.  If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences.  Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders).  In the absence of legislation extending the term for these preferential tax rates, all dividends received by such taxpayers in taxable years beginning on January 1, 2013 or later will be taxed at graduated tax rates applicable to ordinary income.  Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income.  U.S. source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction unless the corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder.

We believe that we and each of our subsidiaries will qualify for this statutory tax exemption for the foreseeable future, and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances, including some that may be beyond our control, that could cause us to lose the benefit of this tax exemption.  In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law.  Therefore, we can give no assurance that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source shipping income for such year.  Our failure to qualify for the exemption under Section 883 could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.  Please read “Item 4—Information on the Partnership—Taxation of the Partnership—The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 and the consequences of failing to qualify for such an exemption.

Unitholders may be subject to income tax in one or more non-U.S. jurisdictions, including the United Kingdom, as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there.  Such laws may require unitholders to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon a unitholder as a result of owning our common units.  However, because we are organized as a partnership, there is a risk in some jurisdictions, including the United Kingdom, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there.  If a unitholder is subject to tax in any such jurisdiction, such unitholder may be required to file a tax return with, and to pay tax in, that jurisdiction based on such unitholder’s allocable share of our income.  We may be required to reduce distributions to a unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to such unitholder.  The United States may not allow a tax credit for any foreign income taxes that a unitholder directly or indirectly incurs by virtue of an investment in us.

We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in the United Kingdom solely as a consequence of the acquisition, ownership, disposition or redemption of our common units.  However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the United Kingdom, will be largely a question of fact to be determined through an analysis of contractual arrangements, including the fleet management agreements that our subsidiaries have entered into with Golar Management, certain other subsidiaries of Golar and certain third-party vessel managers and the management and administrative service agreement that we have entered into with Golar Management, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time.  Furthermore, the laws of the United Kingdom or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws.  In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership formed as a wholly owned subsidiary of Golar LNG Limited (NASDAQ: GLNG), a leading independent owner and operator of Floating Storage Regasification Units (“FSRUs”) and LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters. Upon our formation, Golar contributed to us a 100% interest in certain subsidiaries which owned a 60% interest in the Golar Mazo and which leased the Golar Spirit and the Methane Princess.  In April 2011, we completed our IPO of 13.8 million common units.  In connection with our IPO, Golar transferred to us a 100% interest in the subsidiary which leases the Golar Winter and the legal title to the Golar Spirit.  In this Annual Report, we refer to the four vessels that were contributed to us in connection with our formation and our IPO as our initial fleet.  In October 2011, we completed the acquisition of 100% interests in subsidiaries that own and operate the FSRU, the Golar Freeze from Golar for a purchase price of approximately $330 million less assumed bank debt of $108 million.  In this Annual Report, we refer to the vessels in our initial fleet and the Golar Freeze, collectively, as our current fleet.  As of April 20, 2012, we have a fleet of three FSRUs and two LNG carriers.

We are incorporated under the laws of the Marshall Islands and maintain our principal executive headquarters at Par-La-Ville Place, 14 Par-la-Ville Road, Hamilton, HM08, Bermuda. Our telephone number at that address is +1 (441) 295-4705. Our principal administrative offices are located at 13th Floor, One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom.

B.            Business Overview

General

Our business is to own and operate FSRUs and LNG carriers under long-term time charters (which we define as charters with terms of five or more years).  Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of FSRUs and LNG carriers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows.  The vessels in our current fleet are chartered to BG Group, Pertamina, Petrobras and Dubai Supply Authority under long-term time charters that had an average remaining term of 9 years as of March 31, 2012. Since our IPO in April 2011, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.43 per unit for the quarter ended December 31, 2011.

We intend to leverage the relationships, expertise and reputation of Golar, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers.  As of April 20, 2012, Golar owned our 2.0% general partner interest, all of our incentive distribution rights and a 63.4% limited partner interest in us.  Golar intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term stable cash flow generating FSRUs and LNG carriers.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•                  Pursue strategic and accretive acquisitions of FSRUs and LNG carriers. We believe our affiliation with Golar positions us to pursue a broader array of growth opportunities, including strategic and accretive acquisitions from Golar, with Golar or from third parties.

•                  Compete for long-term charter contracts for FSRUs and LNG carriers when attractive opportunities arise.  We intend to participate in competitive tender processes and engage in negotiated transactions with potential charterers for both FSRUs and LNG carriers when attractive opportunities arise by leveraging the strength of the industry expertise of Golar and the Fredriksen Group, as well as our publicly traded partnership status.

•                  Manage our fleet and our customer relationships to provide a stable base of cash flows and superior operating performance.  We intend to manage the stability of cash flows in our fleet by actively seeking the extension or renewal of existing charters, entering into new long-term charters with current customers and identifying potential business opportunities with new high-quality charterers.

We can provide no assurance, however, that we will be able to implement our business strategies described above.  For further discussion of the risks that we face, please read “Item 3—Key Information—Risk Factors”.

The Natural Gas Industry

Predominately used to generate electricity and as a heating source, natural gas is one of the “big three” fossil fuels that make up the vast majority of world energy consumption.  As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.  As more emphasis is placed on reducing carbon emissions, Organization for Economic Cooperation and Development (or OECD) nations have come to view natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2011, worldwide proved natural gas reserves were 6,675 Tcf (189,014 bcm).  Almost three-quarters of the world’s natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 54% of the world’s natural gas reserves as of January 1, 2011, and the United States is the fifth largest holder of natural gas reserves at 4.1% of the world’s reserves.

The EIA predicts a substantial increase in the production of “unconventional” natural gas, including tight gas, shale gas and coalbed methane.  Although reserves of unconventional natural gas are unknown, the EIA predicts a substantial increase in natural gas supplies from unconventional formations in the future, especially from the United States but also from Canada, France, Poland, Turkey, Ukraine, South Africa, Morocco, Chile, Mexico, China, Australia, Libya, Algeria, Argentina and Brazil.  Shale gas production has been particularly prolific increasing by over 5 billion cubic feet (or Bcf) per day since the beginning of 2007.  This increase largely results from recent advances in horizontal drilling and hydraulic fracturing technologies, especially in the U.S.  These technologies have made it possible to exploit the U.S.’s vast shale gas resources.  Rising estimates of shale gas resources have helped to increase estimates of the total U.S. natural gas reserves by almost 50% over the past decade.  The EIA expects shale gas to comprise 47% of U.S. natural gas production in 2035.

The reduced rate of growth in LNG demand in the U.S. is expected to be at least partly offset by increased demand for LNG in other nations, especially non-OECD countries.

Liquefied Natural Gas

Overview

The need to transport natural gas over long distances across oceans led to the development of the international LNG trade.  The first shipments were made on a trial basis in 1959 between the United States and the United Kingdom, while 1964 saw the start of the first commercial-scale LNG project to ship LNG from Algeria to the United Kingdom.  LNG shipping provides a cost-effective and safe means for transporting natural gas overseas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks.  In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

The LNG supply chain involves the following components:

Gas Field Production and Pipeline:  Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country.

Liquefaction Plant and Storage:  Natural gas is cooled to a temperature of minus 260 degrees Fahrenheit, transforming the gas into a liquid, which reduces its volume to approximately 1/600th of its volume in a gaseous state.  The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas.

Shipping:  LNG is loaded onto specially designed, double-hulled LNG carriers and transported overseas from the liquefaction facility to the receiving terminal.

Regasification:  At the regasification facility (either onshore or aboard specialized LNG carriers), the LNG is returned to its gaseous state, or regasified.

Storage, Distribution and Marketing:  Once regasified, the natural gas is stored in specially designed facilities or transported to natural gas consumers and end-use markets via pipelines.

According to Wood Mackenzie LNG liquefaction capacity was 175 million tones per annum in 2007, this increased to 242 million tonnes per annum by 2011 and is expected to increase to approximately 280 millions tonnes by 2015.

The LNG Carrier Fleet

As of end March 2012, the world LNG carrier fleet consisted of 367 LNG carriers (including FSRUs and Regasification Vessels and 8 vessels currently in Lay-up).  By end March 2012, there were orders for 79 new LNG carriers (including 6 FSRUs, 1 small vessel with a capacity of 15,600m3 and 2 production units), with the bulk of ordered vessels not expected to deliver until 2013-2014.

While there are a number of different types of LNG vessels and “containment systems”, there are two dominant containment systems in use today:

•                                          The Moss system was developed in the 1970s and uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt.  In this system, the tank and the hull of the vessel are two separate structures.

•                                          The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity.  In this system, the ship’s hull directly supports the pressure of the LNG cargo.

Of the vessels currently trading and on order, approximately 72% employ the membrane containment system, 26% employ the Moss system and the remaining 2% employ other systems.  Of the newbuilds, vessels on order that have employed the membrane containment system, have done so primarily because it most efficiently utilizes the entire volume of a ship’s hull. The construction period for an LNG carrier is approximately 28-34 months.

Propulsion systems also differ. Historically most ships were built with steam turbine propulsion whereas most current newbuilds have been ordered with more efficient tri-fuel diesel electric engines. Most LNG carriers can use the natural boil off of gas from LNG to power the vessel.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather.  The tanker industry in general has become less dependent on the seasonal transport of LNG than a decade ago as new uses for LNG have developed, spreading consumption more evenly over the year.  There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets and a pronounced higher seasonal demand during the winter months for heating in other markets.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

Floating LNG regasification vessels are commonly known as FSRUs. The FSRU regasification process involves the vaporization of LNG and injection of the resultant natural gas directly into one or more pipelines. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•                  FSRUs that are permanently located offshore;

•                  FSRUs that are permanently alongside (with LNG transfer being either directly ship to ship or over a jetty);

•                  shuttle carriers that regasify and discharge their cargos offshore (sometimes referred to as energy bridge); and

•                  shuttle carriers that regasify and discharge their cargos alongside.

Golar’s and the Partnership’s business model to date has been focused on FSRUs that are permanently offshore or alongside and focused on continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities make them highly competitive in these markets.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted nature of obtaining permission to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects.

In addition, the flexibility afforded by floating LNG regasification facilities provide an advantage over onshore facilities. A floating regasification vessel can load, store and regasify LNG before delivering the natural gas to market. It can be operated partially as a conventional trading ship that transports and regasifies its own cargo, or as a mother-ship that processes supplies received by way of ship-to-ship transfers. FSRUs can also be moved to (and operated at) a different location if required, which is particularly beneficial in markets where demand for LNG is seasonal. Additionally, FSRUs offer quicker access to LNG supply for markets that lack onshore regasification infrastructure.  The FSRU can be a substitute for a land based terminal and remain a fixed and permanent facility over the long term but can also complement land based regasification by providing storage and regasification to a market while the longer lead time land based terminal is being constructed.

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are only a limited number of companies, including Golar as well as Exmar, Excelerate Energy, and Hoegh LNG that are operating FSRU terminals for LNG importers around the world. In this regard, Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

As of February 2012, there are 13 FSRU vessels in existence with an additional 8 FSRUs under construction.

FSRUs can have some potential disadvantages. While FSRUs can have comparable ability to offload cargo from LNG carriers relative to land based terminals, land based terminals typically have greater storage capacity which can facilitate faster cargo offload in a situation when storage tanks are partially full. Land based terminals are also potentially better suited for large gas send out capacity requirements in excess of the capacity of the largest FSRUs.

Competition — LNG Carriers and FSRUs

While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels which are not dedicated to a long-term contract.  Competition for mid- and long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less. Recent market developments have seen a considerable tightening in the supply/demand balance leading to a sharp increase in employment and hire rates.

Together with Golar we believe that we are one of the world’s largest independent LNG carrier and FSRU owner and operators.

We compete with other independent shipping companies who also own and operate LNG carriers.  While there are some barriers to entry, including the cost of an LNG carrier and expertise, new entrants have entered the market over the last five years.

In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell, BP, and BG own LNG carriers and have in the recent past contracted for the construction of new LNG carriers.  National gas and shipping companies also have large fleets of LNG vessels that have expanded and will likely continue to expand.  These include Malaysian International Shipping Company, or MISC, National Gas Shipping Company located in Abu Dhabi and Qatar Gas Transport Company, or Nakilat.

FSRUs are in an early stage of their commercial development and thus there is less competition in that market than in the more mature commercial market of LNG carriers.  There are currently a very limited number of FSRU owner / operators, in addition to us, made up of Excelerate Energy, an Exmar/Teekay joint venture, and Hoegh LNG.

Our Fleet and Customers

Our current fleet consists of:

•                  a 100% interest in the Golar Spirit, an FSRU retrofitted in 2007 from an LNG carrier built in 1981 that is currently operating under a time charter that expires in 2018 with Petrobras, the majority state-owned oil and gas company of Brazil;

•                  a 100% interest in the Golar Winter, an FSRU retrofitted in 2008 from an LNG carrier built in 2004 that is currently operating under a time charter that expires in 2024 with Petrobras;

•                  a 100% interest in the Golar Freeze, an FSRU retrofitted in 2010 from an LNG carrier built in 1977 that is currently operating under a time charter that expires in 2020 with DUSUP, the exclusive purchaser of natural gas in Dubai.

•                  a 100% interest in the Methane Princess, an LNG carrier built in 2003 that is currently operating under a time charter that expires in 2024 with BG Group; and

•                  a 60% interest in the Golar Mazo, an LNG carrier built in 2000 that is currently operating under a time charter that expires in 2017 with Pertamina, the state-owned oil and gas company of Indonesia.

We intend to leverage our relationship with Golar to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties.  For example, pursuant to the omnibus agreement, we have the right to purchase from Golar the Nusantara Regas Satu, an LNG carrier built in 1977, following the completion of its FSRU retrofitting and acceptance by its charterer, which is expected to occur in the second quarter of 2012.  The Nusantara Regas Satu is expected to operate under an 11-year time charter with Nusantara Regas for the West Java LNG project in Indonesia.  Nusantara Regas is a joint venture that is 60% owned by Pertamina and 40% owned by the Indonesian distribution firm PT Perusahaan Gas Negara.

FSRUs

The following table provides information about the three FSRUs in our current fleet:

FSRU Vessel	Capacity (cbm)	Offtake Capacity (Bcf/d)	Year of Delivery	Post-Retrofit Charter Commencement	Our Interest	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit	128,000	0.25	1981	July 2008	100%	Petrobras	2018	Three years plus two years
Golar Winter	138,000	0.50	2004	September 2009	100%	Petrobras	2024	none
Golar Freeze	125,000	0.48	1977	May 2010	100%	DUSUP	2020	Terms extending up to 2025(1)
Total Capacity	391,000	1.23

(1)                        DUSUP has the option to extend the charter for two extension periods of two years and two years.  DUSUP has an option to extend the initial term or either of the extension periods by one year.

Golar Spirit.  The Golar Spirit utilizes a closed-loop regasification system.  The Golar Spirit is operating under a 10-year time charter to Petrobras, which is the largest energy company in Brazil with an integrated structure consisting of oil and oil by-product exploration, production, refining, marketing, and transportation.

Petrobras currently operates the Golar Spirit in northeastern Brazil at the port of Pecem, where it is moored at a jetty in sheltered waters behind a breakwater, delivering regasified LNG through a hard arm connection directly into a pipeline that services base load power generating assets.  The Golar Spirit has the ability to operate as a traditional LNG carrier.

The Golar Spirit was built in 1981.  Given that the Golar Spirit is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that its useful post-retrofit service life will be extended by ten years in excess of its initial 40-year useful life.

Golar Winter.  The Golar Winter was delivered to Golar LNG in 2004. The Golar Winter is currently operating under a 10-year time charter to Petrobras.  In January 2012, we agreed to make certain modifications to the Golar Winter in return for an increase in the charter rate and an extension in the contract term by five years.

The Golar Winter utilizes a regasification system able to operate in both open- and closed-loop modes.  From the time that it commenced service as an FSRU, the Golar Winter was operated at an island jetty in Guanabara Bay outside Rio de Janeiro where it was moored at a jetty in sheltered waters behind a breakwater, delivering regasified LNG through a hard arm connection directly into a pipeline that services base load power generating assets.  In January 2012, Petrobras elected to move the Golar Winter from Rio de Janeiro to Bahia, requiring certain modifications, including the addition of LNG loading arms.  The Partnership has agreed to make these modifications in return for an increase in the charter rate and an extension in the contract term by 5 years. The Golar Winter is employed by Petrobras as an FSRU to service peak load power requirements.

Golar Freeze.  The Golar Freeze was delivered to Golar in 1977 and Golar operated the vessel as an LNG carrier until commencement of its retrofitting.  The Golar Freeze completed its retrofitting in May 2010 and is currently operating as an FSRU under a time charter with DUSUP, the exclusive purchaser of natural gas in Dubai, that expires in 2020.

The Golar Freeze is permanently moored alongside a purpose built jetty within the existing Jebel Ali port.  The Golar Freeze is capable of storing and delivering regasified LNG to DUSUP for further delivery into the Dubai gas network.

The Golar Freeze was built in 1977.  Given that the Golar Freeze is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that its useful post-retrofit service life will be extended by ten years in excess of its initial 40-year useful life.

Our Option to Purchase the Nusantara Regas Satu.  Under the omnibus agreement, we have the right to purchase the Nusantara Regas Satu from Golar upon the completion of the vessel’s retrofitting and acceptance by its charterer at a price equal to its fair market value.  The fair market value of the Nusantara Regas Satu will be determined through negotiations with Golar or, if we and Golar are unable to agree as to the fair market value of the Nusantara Regas Satu, by a mutually acceptable investment banking firm, ship broker or other expert advisor in accordance with the omnibus agreement.  The fair market value of the Nusantara Regas Satu, as finally determined, may be an amount that is greater than what we are able or willing to pay.  We will not be obligated to purchase the Nusantara Regas Satu at the determined price, and, accordingly, we may not complete the purchase of the Nusantara Regas Satu.

The Nusantara Regas Satu was delivered to Golar in 1977.  The Nusantara Regas Satu has a capacity of 125,000 cbm and will have a maximum offtake capacity of 0.5 Bcf per day.  Golar operated the Nusantara Regas Satu as an LNG carrier prior to its retrofitting into an FSRU.  Following completion of the vessel’s retrofitting and acceptance by its charterer, which is expected to be in the second quarter of 2012, the Nusantara Regas Satu is expected to operate under an 11-year time charter with Nusantara Regas for the West Java FSRU Project.

LNG Carriers

The following table provides additional information about our two LNG carriers:

LNG Carrier	Capacity (cbm)	Year of Delivery	Our Interest		Charterer	Current Charter Expiration	Charter Extension Option Periods
Golar Mazo	135,000	2000	60	%(1)	Pertamina	2017	Five years plus five years
Methane Princess	138,000	2003	100%		BG Group	2024	Five years plus five years
Total Capacity	273,000

(1)                       Chinese Petroleum Corporation holds the remaining 40% interest in the Golar Mazo.

As of March 31, 2012, our LNG carriers had an average age of 10 years, compared to the world LNG carrier fleet average age of approximately 11 years.  LNG carriers are generally expected to have a lifespan of approximately 40 years.  The Golar Mazo has a Moss containment system, while the Methane Princess has a membrane-type cargo containment system.  Our charterers are able to use our LNG carriers worldwide or to sublet the vessels to third parties.

Golar Mazo.  The Golar Mazo is currently chartered to Pertamina.  Founded in 1960, Pertamina is the state-owned oil and gas company in Indonesia and one of the world’s largest producers and exporters of LNG.

Methane Princess.  The Methane Princess is currently chartered to BG Group.  BG Group engages in exploration and production of gas and oil reserves, export, shipping and import of LNG, pipeline transmission and distribution of gas, and various gas-powered electricity generation projects.  BG Group operates in 23 countries on five continents.  BG Group operates in the Atlantic Basin, with liquefaction and/or regasification activities on stream or in development in Chile, Egypt, Italy, Nigeria, the United Kingdom and the United States.

FSRU Charters

We provide the services of each of the Golar Spirit and the Golar Winter to Petrobras under separate Time Charter Parties (or TCP) and Operation and Services Agreements (or OSAs).  The TCPs and OSAs are interdependent and when combined have the same effect as the time charters for our LNG carriers.  The services of the Golar Freeze are provided to DUSUP under a TCP.  If we exercise our right to purchase the Nusantara Regas Satu from Golar, we will provide the services of the Nusantara Regas Satu to Nusantara Regas under a TCP.

The Golar Spirit, Golar Winter and Golar Freeze charters feature hire and off-hire provisions similar to those provisions in the charters for our LNG carriers.  The Golar Spirit and Golar Winter charters also contained provisions giving Petrobras the option to purchase the vessels from us under certain circumstances.  Following our agreement to make certain modifications to the Golar Winter in January 2012, Petrobras’ option to purchase the Golar Spirit and Golar Winter have been cancelled. The Golar Spirit, Golar Winter and Golar Freeze charters have additional requirements that the vessels are able to receive LNG from another LNG carrier within a specified time and then to discharge regasified LNG at a specified pressure and flow rate.  The following discussion describes the material terms of the Golar Spirit, Golar Winter and Golar Freeze charters.

Initial Term; Extensions

The Golar Spirit charter commenced upon acceptance by Petrobras in July 2008.  The charter has an initial term of 10 years.  Petrobras has the option to extend the charter for two extension periods of three years and two years.  Six months’ notice is required if any extension option is to be exercised by Petrobras.  If Petrobras exercises its option to extend the Golar Spirit charter beyond its initial term, the hire rate will be reduced by approximately 5.0%.

The Golar Winter charter commenced upon acceptance by Petrobras in September 2009.  The charter had an initial term of ten years.  Petrobras is planning to move the Golar Winter from its present site in Rio de Janeiro to Bahia and as a consequence the vessel will require certain modifications including the addition of LNG loading arms. We have agreed to make these modifications in return for an increase in the charter rate and a 5-year extension to the contract term. The vessel is due to be delivered at its new site in the third quarter of 2013 at which point the new charter rate will commence.

The Golar Freeze charter commenced upon acceptance by DUSUP in May 2010.  The charter has an initial term of ten years.  Under the Golar Freeze charter, DUSUP has the option to extend the charter for two extension periods of two years each and has the option to increase the length of the initial term or one of the extension periods by one year.  Six months’ notice is required if an extension option is to be exercised by DUSUP.  If DUSUP exercises its option to extend the Golar Freeze charter beyond its initial term, the fixed component of the hire rate will be reduced by approximately 64.4%.  See “—Hire Rate.”

Hire Rate

Under the TCP for the Golar Spirit and the Golar Winter, hire is payable monthly, in advance in U.S. Dollars.  The TCP provides for the capital cost component of the charter, which relates to the cost of the vessel’s purchase and is structured to meet that cost and provide a return on investor capital.  The TCP also provides for all drydocking and insurance-related costs.  The hire amount payable under the TCP was established between the parties at the time the charter was entered into and will be increased based on a specified cost-of-living index on a bi-annual basis.

Under the OSA for the Golar Spirit and the Golar Winter, hire is payable monthly in advance in Brazilian Reais.  The hire payable under the OSA covers the operating cost component of the charter and covers all vessel operating expenses, other than drydocking and insurance.  The hire amount payable under the OSA was established between the parties at the time the charter was entered into and will be increased based on a specified mix of cost-of-living and U.S. Dollar foreign exchange rate indices on an annual basis.

Under the Golar Freeze charter, hire is payable monthly, in advance in U.S. Dollars.  The hire payable under the charter consists of two components, a fixed charter hire rate and an operating cost element.  The fixed rate component will remain constant for the duration of the initial term of ten years.  If DUSUP exercises its option to extend the charter beyond its initial term, the fixed hire rate component for any such extension term will be reduced by approximately 64.4% from the initial hire rate.  The operating cost component includes all vessel operating expenses, except drydocking and certain insurance costs.  The operating cost element is reset each year in order to take cost increases into account.

The hire rate payable for the Golar Spirit, the Golar Winter and the Golar Freeze may be reduced if they do not perform to certain of their specifications, such as specified rates of regasification.

Expenses

Under the Golar Spirit, Golar Freeze and Golar Winter charters, the vessel owner is responsible for FSRU operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses as well as periodic drydocking costs.  The vessel owner is also directly responsible for providing all of these items and services.  The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The charterer is responsible for providing, maintaining, repairing and operating certain facilities at the unloading port such as sufficient mooring infrastructure for LNG ships to be berthed alongside and a high pressure send-out pipeline.

Off-hire

The vessel owner is responsible for all costs when the FSRU is off-hire.  Prolonged off-hire may lead to termination of the time charter.  A vessel generally will be deemed off-hire if there is a specified time it is unavailable for use by the customer due to the factors described above under “—LNG Carrier Charters—Off-hire”. Under the OSAs for the Golar Spirit and the Golar Winter, an off-hire allowance is provided for a certain number of hours of scheduled off-hire per year.  Under the Golar Freeze charter the vessel owner is allowed a certain number of days to carry out periodic drydocking during which time the vessel will not be offhire.

Ship Management and Maintenance

Under the Golar Spirit, the Golar Winter and Golar Freeze charters, the vessel owner is responsible for the technical management of the vessels, including engagement and provision of qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.  Golar Management and Golar Wilhelmsen provide these management services under the fleet management agreements.

We are focused on operating and maintaining our vessels to the highest safety and industry standards and at the same time maximizing revenue from each vessel.  It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during drydocking.  This reduces the overall off-hire period required for dockings and repairs.  We believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crew members or sub-contractors.

During their retrofitting, the FSRUs were prepared for five years in service between drydockings.  This is in line with the policy adopted by the industry for new LNG carriers.  The Golar Spirit, the Golar Winter and the Golar Freeze will benefit from the significantly reduced loads and wear and tear associated with remaining in sheltered waters for the majority of the terms of their charters.

Termination

The Golar Spirit and Golar Winter charters will terminate automatically, or immediately upon receipt of written notice from Petrobras upon loss of the relevant vessel.  In addition, the vessel owner is generally entitled to suspend performance (but with the continuing accrual to the vessel owner’s benefit of hire payments and default interest) and/or terminate the charter if Petrobras defaults in its payment obligations under the applicable charter.  Under the Golar Spirit and the Golar Winter charters, either party may also terminate the charter for force majeure after a continuous and specified period or in the event that war or hostilities materially and adversely affect the trading of the applicable vessel.  Additionally, either party may elect to terminate either of the charters upon the occurrence of specified events of default.  Petrobras will have the right to terminate the Golar Spirit and the Golar Winter charters in the event of requisition by any governmental authority.  Petrobras has the right to terminate the charters for continuing off-hire reasons.  Petrobras also has the right to terminate the Golar Spirit and the Golar Winter charters, after the fifth and tenth anniversary, respectively, of the commencement of the applicable charter without fault upon payment of a termination fee specified in the relevant charter.  Six months’ notice is required if Petrobras wishes to exercise its right to no fault termination under either of the charters.

Under the Golar Freeze charter, DUSUP may terminate the agreement immediately, upon giving written notice to the owner, in the event of the loss of the vessel or in the event that the vessel is off-hire for a specified extended period.  The charterer may terminate the agreement where force majeure circumstances result in minimal receipt of gas or minimal regasification conditions that continue uninterrupted for a specified period, upon written notice to the owner.  In addition, either party may terminate the charter in the event that war or hostilities continue for a specified period of time and are likely to materially and adversely affect the operations of the vessel.  Additionally, either party may elect to terminate the charter upon the occurrence of specified events of default, after written notice.  The charterer will have the right to terminate the Golar Freeze charter in the event of requisition by any governmental authority.  The charterer also has the right to terminate the charter without fault after the fifth anniversary of the commencement of the charter upon six months prior written notice and payment of a compensatory fee.  We may terminate the agreement with immediate effect in the event that the charterer is in default of its payment obligations under the agreement after the owner has furnished notice of default to the charterer.

A termination of any of our FSRU charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders. However, in the event of a contract termination of any of our FSRUs charters, we believe, based on current market conditions, that we would likely be able to re-charter any of our FSRU vessels at rates not significantly dissimilar to the charter rates under our existing FSRU charters without a significant impact to our net cash flow. We cannot guarantee this outcome.

LNG Carrier Charters

We provide the LNG marine transportation services of the Golar Mazo and the Methane Princess under time charters with Pertamina and BG Group, respectively.  A time charter is a contract for the use of the vessel for a fixed period of time at a specified daily rate.  Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs (including fuel, port and canal fees and LNG boil-off).  The following discussion describes the material terms of our LNG carrier time charters.

Initial Term; Extensions

Golar Mazo.  The initial term of the charter with Pertamina began upon delivery of the vessel in January 2000 and will terminate during the fourth quarter of 2017.  Pertamina has the option to extend the charter of the Golar Mazo for up to 10 years by exercising the right to extend for one or two additional five-year periods.  Pertamina must provide two years’ notice of any decision to extend.  In addition, Pertamina has the right to one additional short-term extension of two to 12 months following either the initial period of the charter or an extension period upon 90 days’ notice.

Methane Princess.  The initial term of the Methane Princess charter with BG Group commenced in 2004 and will terminate during the first quarter of 2024.  This charter is subject to an outstanding option on the part of BG Group to extend the charter for one or two five-year periods by providing 12 months’ notice prior to the end of each period.  The Methane Princess charter provides that if BG Group exercises its option to extend the charter beyond its initial term, the hire rate for the extension period or periods will be reduced by approximately 28%.

Hire Rate

“Hire rate” refers to the basic payment from the customer for use of the vessel.

Golar Mazo.  The hire rate is payable monthly in advance in U.S. Dollars as specified in the charter and includes three general components:  the owner’s cost component, the operating cost component and the additional cost component.  The owner’s cost component provides for ownership costs (including construction financing) and all remunerations due to owner under the charter.  The operating cost component provides for the annual operating costs of the vessel and is subject to annual adjustment based on actual costs.  The additional cost component is comprised of reimbursement for certain costs associated with certain modifications, improvements, alterations or replacements that are required pursuant to the charter, requested by Pertamina, or that are estimated to cost more than $2 million and related to any financing we obtain at the request of Pertamina.  Pertamina also pays hire for the vessel during scheduled drydockings up to a certain number of days in each three-year period, which number is intended to correspond to the number of days that the Golar Mazo is expected to be off-hire for an ordinary, regularly scheduled drydocking.

Methane Princess.  The hire rate is payable monthly, in advance in U.S. Dollars as specified in the charter.  The hire rate includes two components:  a capital cost component and an operating cost component.  The capital cost component relates to the cost of the vessel’s purchase and is structured to meet that cost and to provide a profit on the services we provide as well as a return on invested capital.  The operating cost component is intended to compensate us for operating the vessel and to cover related expenses.  The amount of the operating cost component was established between the parties at the beginning of the charter and increases at a fixed percentage per annum to reflect inflation, except for insurance, which is covered at cost.  The hire rate for the Methane Princess does not include an additional cost component, and, accordingly, additional costs related to modifications, improvements, alterations or replacements that are not covered by the operating cost component will be allocated at the time such costs are incurred among us and BG Group pursuant to negotiations between us and BG Group.  As a result, we may be responsible for a portion of any such additional costs.

The hire rates for each of our LNG carriers may be reduced if the vessel does not perform to certain of its specifications or if we are in breach of any of our representations and warranties in the charter.  Historically, we have had no instances of hire rate reductions.

Expenses

Under our LNG carrier charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses and the cost of providing all of these items and services.  The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.  A majority of the vessel operating expenses we incur with respect to our operation of the Golar Mazo are charged to Pertamina on a cost pass-through basis, as described above.

Off-hire

When the vessel is “off-hire”—or not available for service—the customer generally is not required to pay the hire rate and we are responsible for all costs.  Prolonged off-hire may lead to vessel substitution or termination of the time charter.

A vessel generally will be deemed off-hire if there is a specified time it is not available for the customer’s use due to, among other things:

•                  operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•                  our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

The Golar Mazo will not be considered to be off-hire for scheduled drydockings for a certain number of days in each three-year period, and therefore we will continue to receive the hire rate under the Golar Mazo charter during such period.  The number of days during which the Golar Mazo will not be considered to be off-hire is intended to correspond to the number of days that the Golar Mazo is expected to be off-hire for an ordinary, regularly scheduled drydocking.

Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections.

Ship Management and Maintenance

Under the charters, we are responsible for the technical management of our LNG carriers, including engagement and provision of qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.  Golar Management and certain other affiliates of Golar provide these management services to the vessels in our fleet through fleet management agreements with our vessel owning subsidiaries.  Golar Wilhelmsen, a jointly controlled company that is jointly owned by Golar and Wilhelmsen Ship Management (Norway) AS, provides certain technical management services to our vessels through agreements with Golar Management.

We are focused on operating and maintaining our LNG carriers to the highest safety and industry standards and at the same time maximizing revenue from each vessel.  It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during drydocking.  This will reduce the overall off-hire period required for dockings and repairs.  Since we generally do not earn hire from a vessel while it is in drydock (except in the case of the Golar Mazo, whose charter provides for an allowance for any regularly scheduled drydocking in a three-year period, provided that, subsequent to every two drydockings, the parties will meet to determine the allowance period for each of the two subsequent drydockings), we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

Termination

Each charter party has certain termination rights which include, among other things, the automatic termination of the LNG carrier charter upon loss of the vessel.  Additionally, either party may elect to terminate the charter upon the occurrence of specified defaults or requisition by any governmental authority.  In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and terminate the charter if the customer defaults in its payment obligations.  Under the Methane Princess charter, upon a default by us, the charterer is also entitled to require the charter to be substituted by a bareboat charter between us and the charterers on terms specified in the charter.  In addition, under the Methane Princess charter, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.  Under the Golar Mazo charter, upon a default by us, the charterer is also entitled to take possession of the vessel and operate, maintain and insure it at the charterer’s sole risk and expense.

A termination of any of our LNG carrier charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders. However, in the event of a contract termination of any of our LNG carrier charters, we believe, based on current market conditions, that we would likely be able to re-charter any of our LNG vessels at rates not significantly dissimilar to the charter rates under our existing LNG carrier charters without a significant impact to our net cash flow. We cannot however guarantee this outcome.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society.  The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society and the applicable flag state.

For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance.  Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.  The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state.  These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies.  The Golar Mazo is certified by Lloyds Register, and the Methane Princess, the Golar Spirit, the Golar Freeze, and the Golar Winter are each certified by Det Norske Veritas.  All of our vessels have been awarded ISM certification and are currently “in class.”

The ship manager carries out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while Golar carries out inspection and ship audits to verify conformity with the manager’s reports.  The results of these inspections, which are conducted both in port and while underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.  Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

Safety is our top operational priority.  Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment.  We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires and collisions.  We are also committed to reducing emissions and waste generation.  We have established key performance indicators to facilitate regular monitoring of our operational performance.  We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.  Golar’s shore staff performs a full range of technical, commercial and business development services for us.  This staff also provides administrative support to our operations in finance, accounting and human resources.

Through its affiliates, Golar assists us in managing our ship operations and maintaining a technical department to monitor and audit our ship manager operations.  Our appointed ship manager, Golar Wilhelmsen Management AS (Golar Wilhelmsen),  is working to the standard of International Standards Organization’s (or ISO) 9001 and ISO 14001, and have through Det Norske Veritas, the Norwegian classification society, and Lloyds, obtained approval of their safety management systems as being in compliance with the International Safety Management Code (or ISM Code), on behalf of the appropriate Flag State for the vessels in our current fleet, which are flagged in the Marshall Islands, UK or Liberia.  Golar Wilhelmsen, established in 2010, received its ISO 9001 certification on April 7, 2011.  Our vessels’ safety management certificates are being maintained through ongoing internal audits performed by the manager and intermediate audits performed by Det Norske Veritas or Lloyds.  To supplement our operational experience, Golar and its affiliates provide expertise in various functions critical to our operations.  This affords an efficient and cost effective operation and, pursuant to administrative services agreements with certain affiliates of Golar, access to human resources, financial and other administrative functions.  Critical ship management functions that will be provided by Golar Management through various of its offices around the world include:

•                  technical management, maintenance, dockings;

•                  crew management;

•                  procurement, purchasing, forwarding logistics;

•                  marine operations;

•                  vetting, oil major and terminal approvals;

•                  shipyard supervision;

•                  insurance; and

•                  financial services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.  In addition, Golar’s day-to-day focus on cost control will be applied to our operations.  To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing FSRUs and LNG carriers for chartering purposes comes from a number of experienced shipping companies. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the FSRU and LNG carrier sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels which are not dedicated to a long-term contract.

Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users, the quality of LNG carrier users and the experience and reputation of the carrier operator. In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less during periods of increased competition due to an oversupply of LNG carriers.

Seasonality

Our vessels primarily operate under long-term charters and are not subject to the effect of seasonal variations in demand.

Crewing and Staff

As of December 31, 2011, Golar employed (directly and through ship managers) approximately 233 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions—Fleet Management Agreements.”  We regard attracting and retaining motivated seagoing personnel as a top priority.  Like Golar, we offer our seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally.  The officers operating our vessels are engaged on individual employment contracts, while the ship managers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current fleet, which are flagged in the Marshall Islands, UK or Liberia.  We believe our relationships with these labor unions are good.  Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations.  Golar’s cadet training approach is designed to balance academic learning with hands-on training at sea.  Golar has relationships with training institutions in Croatia, India, Norway, Philippines, Indonesia and the United Kingdom.  After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of our vessels.  We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including FSRUs and LNG carriers, has inherent risks.  These risks include, mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities.  In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice.  However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels.  However, our insurance policies contain deductible amounts for which we will be responsible.  We have also arranged additional total loss coverage for each vessel.  This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel.

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance.  Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 240 days.  The number of deductible days varies from 14 days to 30 days, depending on the type of damage; machinery or hull damage.

Protection and indemnity insurance, which covers our third party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club.  This includes third party liability and other expenses related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal.  Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel or FSRU per incident.  The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities.  Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence.  We are a member of Gard and Skuld P&I Clubs.  As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group.  However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure.  This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the covers for Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they will consider the FSRUs as vessels for the purpose of providing insurance.  For the FSRUs, we have also arranged an additional “Extended Contractual Liability” of $15 million in relation to indemnification required by the charter.

We will use in our operations Golar’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations.  We expect to benefit from Golar’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.  Golar Wilhelmsen, our ship manager, received its ISO 9001 in April 2011, and is certified in accordance with the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Environmental and Other Regulation

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG.  These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered.  We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels.  Various governmental and quasi governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.  A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis.  These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.  Our FSRUs are subject to inspections on an unscheduled basis and we expect, in the future, they will also be subject to inspection by the applicable governmental and private entities on a scheduled basis.

Golar Wilhelmsen is operating in compliance with the International Standards Organization (or ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers.  Golar Wilhelmsen received its ISO 9001 certification (quality management systems) in April 2011 and is in the process of receiving certification to the ISO 14001 Environmental Standard.  This certification requires that we and Golar Wilhelmsen commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade.  The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations.  Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.  Golar Wilhelmsen, our ship manager, holds a Document of Compliance under the ISM Code for operation of Gas Carriers that meets the standards set by the IMO.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code (or the IGC Code) published by the IMO.  The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage.  Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk.  Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.  Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS.  SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation.  It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers (or STCW) also promulgated by the IMO.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations.  Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports.  For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code are prohibited from trading in U.S. and European Union ports.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (or ISPS Code) as a new chapter to that convention.  The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities.  Golar Wilhelmsen has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code.  See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships (or MARPOL), is the principal international convention negotiated by the IMO governing marine pollution prevention and response.  MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions.  MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution” (or Annex VI) entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms.  Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances.  Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey.  Ships more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate).  Annex VI came into force in the United States on January 8, 2009.  As of the current date, all our ships have IAPP Certificates.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007.  The new regulation applies to various ships delivered on or after August 1, 2010.  It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.  IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans.  Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on sulfur emissions from ships.  In Emission Control Areas (or ECAs), limitations on sulfur emissions require that fuels contain no more than 1% sulfur.  Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur.  This cap will then decrease progressively until it reaches 0.5% by January 1, 2020.  The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country.  Our vessels have achieved compliance, where necessary, by being modified to burn gas in their boilers when alongside.  Low sulfur marine diesel oil (or LSDO) has been purchased as the only fuel for the Diesel Generators.  More specifically, the Methane Princess is trading world wide by the charterer and on this vessel the boilers have been converted to burn LSDO.  The FSRUs are arranged for burning of gas only while in port, and have not had their boilers converted for burning of LSDO.  The FSRUs (the Golar Winter, Golar Spirit, and the Golar Freeze) are not likely to be traded to EU ports in the foreseeable future. The charterer of the Golar Mazo has selected not to perform the boiler conversion to burn LSDO. Under the TCP for this vessel the charterer will have to cover the costs for the LSDO conversion if he should choose to trade the vessel to an EU port. The Golar Mazo is engaged in carrying the charterer’s LNG from Indonesia to Taiwan.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—U.S. Clean Air Act” below.  U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.  Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions.  For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.  Though this has not occurred to-date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.  As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012.  Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention.  Installation of ballast water treatment systems will be needed on the Golar Mazo and Methane Princess.  As long as the FSRUs (the Golar Winter, Golar Spirit, and the Golar Freeze) are operating as FSRUs and kept stationary they will not need installation of ballast water treatment systems. However, under their time charter party (“TCP”), Golar Spirit and Golar Winter may be required to trade as LNG carriers.  If the respective vessel charterers should choose to trade the Golar Spirit or Golar Winter internationally as LNG carriers, the vessels will have to be equipped with ballast water treatment systems and the cost of the related modifications will be split between the charterer and owner.  Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs are not likely to be material.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (or the Bunker Convention) entered into force in State Parties to the Convention on November 21, 2008.  The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil.  The Bunker Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area.  Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force.  The State issued certificate must be carried on board at all times.

P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates.  All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag.  The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at the IMO meetings.

United States Environmental Regulation of LNG Vessels

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.  In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution.  Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.  As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act and CERCLA

OPA 90 established an extensive regulatory and liability regime for environmental protection and clean-up of oil spills.  OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States.  CERCLA applies to the discharge of hazardous substances whether on land or at sea.  While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard.  Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels.  These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war.  The other damages aside from clean-up and containment costs are defined broadly to include:

•                  natural resource damages and related assessment costs;

•                  real and personal property damages;

•                  net loss of taxes, royalties, rents, profits or earnings capacity;

•                  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•                  loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers).  These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct.  These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities.  This limit is subject to possible adjustment for inflation.  OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of “hazardous substances.” Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue.  As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities.  OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty.  Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA.  We currently maintain U.S. Coast Guard National Pollution Funds Center issued three-year Certificates of Financial Responsibility (or COFR), supported by guarantees which we purchased from an insurance based provider, for the

Methane Princess, the Golar Spirit, and the Golar Winter. The Golar Mazo has yet to call on a U.S. port and, therefore, does not currently have a COFR.  The Golar Freeze previously held a COFR but because it is currently stationed in Dubai as an FSRU with no plans to call on a U.S. port, the COFR was not renewed.  We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90.  Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our unitholders.

Clean Water Act

The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (or VGP) incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (or BMPs) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.  Since 2009, several environmental groups and industry associations filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases brought by industry associations were consolidated for hearing in the United States Court of Appeals for the District of Columbia Circuit.  On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit issued an order denying petitioners’ petition for review of the VGP.  Petitioners have the right to seek further appellate review of the court’s ruling but the court’s order prevents any suspension of enforcement of the rules as written.

The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. On March 8, 2011, EPA reached a settlement with several environmental groups and the State of Michigan regarding EPA’s issuance of the Vessel General Permit. As part of the settlement, EPA agreed to include in the next draft Vessel General Permit numeric concentration-based effluent limits for discharges of ballast water expressed as organisms per unit of ballast water volume.  These requirements correspond with the IMO’s adoption of similar requirements as discussed above.  EPA proposed a draft Vessel General Permit on November 30, 2011 which includes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges.  The permit will be subject to a 75-day public comment period and the final Vessel General Permit will be issued by November 30, 2012, which is a full year before the current permit is scheduled to expire.

Further on March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems (or BWMS).  The rule goes into effect on June 20, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention.  The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size.  For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge.  New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014.  The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016.  Under our existing charter agreements, the costs associated with the installation of ballast water treatment systems for the Golar Mazo would be allocated to our charterer if required exclusively by U.S. law. The costs associated with the installations for Methane Princess, Golar Freeze and, Golar Spirit and Golar Winter, if needed, would be, at least in part, our responsibility.  Compliance with these regulations will entail additional costs, but current estimates suggest that additional costs are not likely to be material.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended (or the CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters.  The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year.  On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages:  near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (or NOx) will apply from 2016.  Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force.  Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Union indicated that it intended to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions were not regulated through the IMO (or the UNFCCC) by the end of 2011.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate.  The regulations apply to all ships of 400 gross tonnage and above and are expected to enter into force on January 1, 2013.  When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs.  The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases.  In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule in 2011 imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.  In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Dubai Environmental Regulations

The Golar Freeze is now in Dubai waters and is subject to various regulations relating to protection of the environment.  These laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  DUSUP, our charter party, has the contractual responsibility to obtain all permits necessary to operate the Golar Freeze in Dubai, and it already has done so.  However, it is still our responsibility to meet the requirements of the environmental laws.  To the extent that the local environmental laws and regulations of Dubai become more stringent over time, it is DUSUP’s obligation to fund the costs of improvements needed to meet any such requirements.

For instance, Dubai’s Federal Law No. 24 of 1999 for the Protection and Development of the Environment requires major projects to be licensed by the Federal Environmental Agency.  As part of the licensure application, the Agency requires an environmental impact assessment to determine the project’s effect on the environment.  Vessels are prohibited from discharging harmful substances, including oil, into Dubai’s waters.  Violators are subject to fines.  At this time, Golar Freeze constitutes a major project under the applicable regulations and we supplied the necessary information to DUSUP.  Using the information provided, DUSUP has acquired all of the necessary operating permits to comply with Dubai’s Federal Law No. 24.

In addition, Dubai’s Law No. 11 of 2010 on licensing Marine Transport Means includes licensing and registration requirements for vessels and crews.  As a condition of licensing, registration, or license renewal, the vessel owner must present evidence of an insurance policy issued by an insurance company which is licensed to operate in Dubai and which covers the owner against liability from damages inflicted upon third parties.  Vessels entering Dubai’s waters are required to be in compliance with the technical specifications of their flag state and the Dubai Maritime City Authority (or DMCA) is authorized to conduct technical inspections of vessels entering Dubai’s waters.  The DMCA is authorized to create additional environmental regulations and in the future the DMCA may create regulations which effect greenhouse gas emissions.  Violators of Law No. 11 of 2010 can be subject to fines, cancellation of licensure, and seizure of the vessel.  We have obtained the requisite insurance and have met the applicable licensure and registration requirements for the Golar Freeze.

Also, the DMCA has issued two regulations which both took effect on August 1, 2011.  The Dubai Anchorages Regulation applies to vessels entering Dubai’s waters and exclusive economic zone.  The owner of a vessel must indemnify the DMCA for all claims and costs arising out of actual or potential pollution damage and costs of cleanup resulting from any act, omissions, neglect or default of the Master of the vessel, employees, contractors or sub-contractors or from the unseaworthiness of the vessel.  The Ship to Ship Transfer Operations Regulation requires vessels to carry a Ship to Ship Transfer Operation Plan conforming to the requirements of MARPOL Annex I.  The Operation Plan must be approved by the vessel’s flag administration or submitted electronically to the DMCA for review.  After April 1, 2012, all Operation Plans must be approved by the vessel’s flag administration.  Violators of these regulations are subject to criminal liability.

These environmental laws and regulations and others may impose costly and onerous obligations and violation or pollution events can lead to substantial civil and criminal fines and penalties.  Because the cost of improvements needed to comply with any such new laws or regulations of Dubai is generally the responsibility of DUSUP, we do not foresee any increases in our overall cost of business due to any revisions or reinterpretations of existing Dubai law, or the promulgation of new Dubai or UAE environmental regulations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the Maritime Transportation Act of 2002 (or MTSA) came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code.  The ISPS Code is designed to protect ports and international shipping against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•                  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•                  on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•                  the development of vessel security plans;

•                  ship identification number to be permanently marked on a vessel’s hull;

•                  a continuous synopsis record kept onboard showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•                  compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Our vessel managers have developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulation

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force.  The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases.  The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident.  Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (or SDR).  If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR.  Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR.  The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

Inspection by Classification Societies

Every large, commercial seagoing vessel must be “classed” by a classification society.  A classification society certifies that a vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the vessel’s country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

Our FSRUs are “classed” as vessels and have obtained the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation.  The reference to “vessels” in the following, also apply to our FSRUs.  For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance.  Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a “condition of class” which must be rectified by the shipowner within prescribed time limits.  The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state.  These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies.  The Golar Mazo is certified by Lloyds Register, and the Methane Princess, the Golar Spirit, the Golar Freeze, and the Golar Winter are each certified by Det Norske Veritas.  All of our vessels have been awarded ISM certification and are currently “in class.”

In-House Inspections

Golar Wilhelmsen, our ship manager, carries out inspections of the ships on a regular basis; both at sea and when the vessels are in port, while we carry out inspection and ship audits to verify conformity with manager’s reports.  The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.  Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us.  This discussion is based upon provisions of the Code as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect.  Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.  The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation.  We have elected to be treated as a corporation for U.S. federal income tax purposes.  As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S.

sources or is otherwise effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income.  Substantially all of our gross income is attributable to the transportation, regasification and storage of LNG, and we expect that substantially all of our gross income will continue to be attributable to the transportation, regasification and storage of LNG.  Gross income generated from regasification and storage of LNG outside of the United States generally is not subject to U.S. federal income tax, and gross income generated from such activities in the United States generally is subject to U.S. federal income tax.  Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below.  Gross income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax.  Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax.

We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income, and we do not anticipate providing any regasification or storage services within the territorial seas of the United States.  However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption.  In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income.  The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.  As discussed below, we believe that based on our current ownership structure, the Section 883 Exemption applies and we are not subject to U.S. federal income tax on our U.S. Source International Transportation Income.

To qualify for the Section 883 Exemption, we must, among other things, meet the following three requirements:

•                  be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (or an Equivalent Exemption);

•                  satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•                  meet certain substantiation, reporting and other requirements.

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption.  The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country.  Equity interests in a non-U.S corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements.  These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on an established securities market during the taxable year is at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years).  In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirement if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

Even if a class of equity satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5.0% unitholders (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (or the Closely Held Block Exception).  The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

As set forth above, as an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation may qualify for the Section 883 Exemption by satisfying the Qualified Shareholder Stock Ownership Test.  A corporation generally will satisfy the Qualified Shareholder Stock Ownership Test if more than 50.0% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•                  individual residents of jurisdictions that grant an Equivalent Exemption;

•                  non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•                  certain other qualified persons described in the Section 883 Regulations (which we refer to collectively as Qualified Shareholders).

We believe that we satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements.  We are organized under the laws of the Republic of the Marshall Islands.  The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption.  Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries) is and will be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

Because our common units are traded only on The Nasdaq Global Market, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.  Although the matter is not free from doubt, based on our current and expected cash flow and distributions on our outstanding equity interests, we believe that our common units represent more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we currently satisfy, and will continue to satisfy, the listing and trading volume requirements described previously. In addition, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors.  Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception.  Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above we believe that we will satisfy the Publicly Traded Test for the present taxable year and future taxable years.

The conclusions described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours.  In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law.  Accordingly, while we believe that, assuming satisfaction of the factual requirements described above, our common units are considered “regularly traded” on an established securities market and that we should satisfy the requirements for the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test.  In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change.  Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test.  Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future.

In the event we are not able to satisfy the Publicly Traded Test for a taxable year, we may be able to satisfy the Qualified Shareholder Stock Ownership Test for that year provided Golar owns more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Golar itself met the Publicly Traded Test for such year and Golar provided us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test.  Golar has represented that it presently meets the Publicly Traded Test and has agreed to provide the information described above.  However, there can be no assurance that Golar will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test.  Further, the relative values of our equity interests are uncertain and subject to change, and as a result Golar may not own more than 50.0% of the value of our outstanding equity interests for any future year.  Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Golar of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax.  If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States.  In addition, if we earn income from regasification or storage of LNG within the territorial seas of the United States, such income may be treated as Effectively Connected Income.  Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation or is received from vessel leasing, and none of our regasification or storage activities occur within the territorial seas of the United States.  As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage will be treated as Effectively Connected Income.  However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from regasification or storage activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (currently imposed at rates of up to 35.0%).  In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income.  Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

The 4.0% Gross Basis Tax.  If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.  Under the sourcing rules described above under

“—United States Taxation—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Marshall Islands Taxation

We believe that because we, our operating subsidiary and our controlled affiliates do not, and do not expect to conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law.  As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us.  This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report.  Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.  The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

Tax Residence and Taxation of a Permanent Establishment in the United Kingdom.  A company treated as resident in the United Kingdom for purposes of the United Kingdom Corporation Tax Acts is subject to corporation tax in the same manner and to the same extent as a United Kingdom incorporated company.  For this purpose, place of residence is determined by the place at which central management and control of the company is carried out.

In addition, a non-United Kingdom resident company will be subject to United Kingdom corporation tax on profits attributable to a permanent establishment in the United Kingdom to the extent it carries on a trade in the United Kingdom through such a permanent establishment.  A company not resident in the United Kingdom will be treated as having a permanent establishment in the United Kingdom if it has a fixed place of business in the United Kingdom through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company has and habitually exercises authority to enter into contracts on behalf of the company.

Unlike a company, a partnership resident in the United Kingdom or carrying on a trade in the United Kingdom is not itself subject to tax, although its partners generally will be liable for United Kingdom tax based upon their shares of the partnership’s income and gains.  Please read “Item 4—Information about the Partnership—Taxation of the Partnership—Non-United States Tax Considerations—United Kingdom Tax Consequences.”

Taxation of Non-United Kingdom Incorporated Subsidiaries.  We will undertake measures designed to ensure that our non-United Kingdom incorporated subsidiaries will be considered controlled and managed outside of the United Kingdom and not as having a permanent establishment or otherwise carrying on a trade in the United Kingdom.  While certain of our subsidiaries that are incorporated outside of the United Kingdom will enter into agreements with Golar Management, a United Kingdom incorporated company, for the provision of administrative and/or technical management services, we believe that the terms of these agreements will not result in any of our non-United Kingdom incorporated subsidiaries being treated as having a permanent establishment or carrying on a trade in the United Kingdom.  As a consequence, we expect that our non-United Kingdom incorporated subsidiaries will not be treated as resident in the United Kingdom and the profits these subsidiaries earn will not be subject to tax in the United Kingdom.

Taxation of United Kingdom Incorporated Subsidiaries.  Each of our subsidiaries that is incorporated in the United Kingdom will be regarded for the purposes of the United Kingdom Corporation Tax Acts as being resident in the United Kingdom and will be liable to United Kingdom corporation tax on its worldwide income and chargeable gains, regardless of whether this income or gains are remitted to the United Kingdom.  The generally applicable rate of United Kingdom corporation tax is 26.0% (reducing to 24.0% from April 1, 2012).  Our United Kingdom incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken.  There is currently no United Kingdom withholding taxes on distributions made to us.

Brazilian Taxation

The following discussion is based upon our knowledge and understanding of the tax laws of Brazil and regulations, rulings and judicial decisions thereunder, all as in effect of the date of this Annual Report and subject to possible change on a retroactive basis.  The following discussion is for general information purposes and does not purport to be a comprehensive description of all the Brazilian income tax considerations applicable to us.

One of our subsidiaries, Golar Serviços de Operação de Embarcações Ltda, (or Golar Brazil), has entered into operation and services agreements with Petrobras with respect to the Golar Spirit and the Golar Winter.

On commencement of trade by Golar Brazil in Brazil, which occurred in July 2008 upon delivery of the Golar Spirit, we became subject to tax in Brazil (including net income taxes due from Golar Brazil, if any, and any Brazilian withholding taxes required to be withheld by Golar Brazil from payments it makes to our other subsidiaries) in the approximate amount of 37.5% of the payments due to Golar Brazil under the operation and services agreement with respect to the Golar Spirit and the Golar Winter.  A portion of this tax is withheld by Petrobras from payments it makes to Golar Brazil under the operation and services agreement, and the remainder is collected directly from Golar Brazil.

Petrobras generally will not be required to withhold tax from payments it makes under the charters for the Golar Spirit or the Golar Winter so long as the payments are not made to a “non-tax paying” jurisdiction as defined by the Brazilian authorities.  Payments by Petrobras under the charters will be made to UK resident companies and will not therefore be subject to withholding tax.

Brazil may levy tax on the importation of goods and assets into Brazil.  However, under the agreements with Petrobras, Petrobras is responsible for these taxes so as long as we provide the proper documentation and take the necessary measures in order to clear the vessel and spare parts for importation and customs clearance.  Consequently, we do not expect to be liable for any taxes on the importation of goods or assets into Brazil.

Employees

Other than our Secretary, we currently do not have any employees and rely on the executive officers, directors and other key employees of Golar Management who perform services for us pursuant to the management and administrative services agreement.  Golar Management also provides commercial and technical management services to our fleet and will provide administrative services to us pursuant to the management and administrative services agreement.  Please read “Item 6. Directors, Senior Management and Employees—Executive Officers.”

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner.  Our general partner is a subsidiary of Golar, which is a Bermuda exempted company.  Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2011.

D.            Property, Plants and Equipment

Other than the vessels in our current fleet, we do not have any material property.

Item 4A.                          Unresolved Staff Comments

There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.                                   Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our historical financial statements and related notes included elsewhere in this Annual Report.  Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information.  Our consolidated and combined financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

The following discussion assumes that our business was operated as a separate entity prior to our IPO on April 13, 2011. References in this Annual Report to our “initial fleet” refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our IPO.  The entities that own the vessels in our initial fleet have been acquired in transactions deemed to be a reorganization of entities under common control and have, therefore, been recorded at Golar’s book values.  The historical financial statements for periods prior to the completion of our initial public offering on April 13, 2011, which results are discussed below, have been carved out of the consolidated financial statements of Golar, which operated the vessels in our initial fleet for periods prior to our IPO.

In October 2011, we acquired 100% interests in subsidiaries which owned and operated the FSRU, Golar Freeze from Golar.  This transaction was also deemed to be a reorganization of entities under common control.  Accordingly, our financial statements prior to the date this vessel was acquired by us were retroactively adjusted to include the results of the Golar Freeze.  The periods retroactively adjusted include all periods that we and the Golar Freeze were both under common control of Golar.

Our financial position, results of operations and cash flows reflected in our consolidated and combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

Background and Overview

We were formed by Golar in 2007, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  Our fleet currently consists of three FSRUs and two LNG carriers.  We also have the right to purchase an additional vessel from Golar, the Nusantara Regas Satu (formerly named the Khannur), following the completion of its FSRU retrofitting and acceptance by its charterer, which is expected to occur in 2012.  We expect to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

On April 13, 2011, we completed our IPO.  In connection with our IPO, we issued to Golar 23,127,254 common units and 15,949,831 subordinated units.  Our general partner also received 797,492 general partner units, representing a 2.0% general partner interest in us, and 81% of our incentive distribution rights (“IDRs”).  We issued the remaining 19% of our IDRs to Golar Energy, which was acquired by Golar subsequent to the offering.  In the IPO of our common units, Golar sold 13,800,000 common units to the public at a price of $22.50 per common unit.

In October 2011, we acquired from Golar, 100% interests in certain subsidiaries which own and operate the FSRU, the Golar Freeze and which hold the related secured bank debt.  The acquisition of the Golar Freeze for $330 million from Golar was funded by the assumption of bank debt of $108 million and $222 million of vendor financing provided by Golar, please read Note 20- Debt in the notes to our consolidated and combined financial statements.

Our Charters

We generate revenues by chartering FSRU vessels and LNG carriers to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, such as an inflation adjustment.

As of March 31, 2012, the average remaining term of our existing long-term time charters is approximately nine years for our FSRU vessels, subject to certain termination and purchase rights, and nine years for our LNG carriers.

Generally, under our existing charters, the rate we charge for our services, which we call the “hire rate,” includes the following two cost components:

•                  Capital Component.  The capital component relates to the cost of the vessel’s purchase and is structured to meet that cost and to provide a profit on the services we provide and the risks we take, as well as a return on invested capital.  The capital component of our time charters is usually fixed; however, the Golar Spirit and Golar Winter charters provide for inflation adjustments to the capital component.

•                  Operating Component.  The operating component is intended to compensate us for vessel operating expenses, including management fees.  This component is established at the beginning of the charter and then typically either escalates annually at a fixed percentage or fluctuates annually based on changes in a specified consumer price index.

Hire payments may be reduced if a vessel does not perform to certain of its technical specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount or if there is a reduction in the output of the regasification unit.  Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

When the vessel is “off-hire”—or not available for service—the customer generally is not required to pay the hire rate and we are responsible for all costs.  Prolonged off-hire may lead to vessel substitution or termination of the time charter.  A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•                  operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; special surveys; vessel upgrades; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•                  our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

For more information on our charters, please read “Item 4—Information on the Partnership—FSRU Charters” and “—LNG Carrier Charters.”

Market Overview and Trends

Historically charter hire rates for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers. Since 2004, there has been an oversupply of LNG ships, however, this oversupply has been falling since the second half of 2010 and the trend has reversed, such that the demand for LNG shipping is currently not being met as a result of the lack of availability of ships. This is primarily due to the lack of newbuilding orders placed during the years 2008 to 2010, partly as a result of the economic downturn.  As a result, the increase in demand for, and supply of, LNG is not being met by new shipping tonnage, and has led to strong demand for LNG ships resulting in higher than average charter rates.

Please see the section entitled Item 4, “Information on the Partnership”.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•                  Our financial results reflect the results of the FSRU, the Golar Freeze, acquired from Golar for all periods the vessel was under common control.  In October 2011, we acquired 100% interests in subsidiaries which own and operate the Golar Freeze from Golar.  This transaction was deemed to be a business acquisition between entities under common control.  Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our financial statements prior to the date this vessel was acquired by us are retroactively adjusted to include the results of the Golar Freeze.  The periods retroactively adjusted include all periods that we and the acquired vessel were both under common control of Golar.  As a result, our financial statements reflect this vessel and its results of operations referred to herein as the Dropdown Predecessor as if we had acquired it when the vessel began operations under the ownership of Golar.

•                  The Golar Winter and the Golar Freeze did not generate revenues during the period of their retrofitting and are being operated in a substantially different manner than they have in the past.  The Golar Winter entered the shipyard for retrofitting for FSRU service in September 2008.  The Golar Winter completed its FSRU retrofitting and was redelivered from the shipyard in May 2009 and commenced FSRU service under its long term charter with Petrobras in September 2009.

The Golar Freeze entered the shipyard in June 2009 to undergo retrofitting for FSRU service which was completed in May 2010.  In May 2010, the Golar Freeze commenced FSRU service under its long-term charter with DUSUP.

The Golar Winter and the Golar Freeze did not earn revenues while undergoing retrofitting in the shipyard.

•                  We intend to increase the size of our fleet by making other acquisitions.  Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs and LNG carriers under long-term time charters.  For example, in October 2011, we acquired the Golar Freeze, an FSRU that was retrofitted from an LNG carrier, from Golar. We intend to exercise our option to purchase the Nusantara Regas Satu from Golar subsequent to the completion of its FSRU retrofitting and acceptance by its charterer, which is expected to occur in 2012, if we are able to reach an agreement with Golar regarding its purchase price.  We may need to issue additional equity or incur additional indebtedness to fund the acquisition of the Nusantara Regas Satu and any additional vessels that we purchase.

•                  FSRU operating expenses are higher than the operating expenses for LNG carriers and increase our exposure to foreign exchange rates.  Our historical operating expenses reflect the operation of the Golar Spirit, the Golar Freeze and the Golar Winter as LNG carriers until the commencement of their FSRU retrofitting in July 2008, June 2009 and September 2009, respectively.  Following the completion of their retrofitting to FSRUs, we incurred generally higher operating expenses on the vessels as compared to when we operated these vessels as conventional LNG carriers.  Under the Petrobras charters, we incur a portion of our expenses and receive a portion of our revenues in Brazilian Reais and, therefore, we have increased exposure to foreign exchange rates.

•                  We expect continued inflationary pressure on crew costs.  Due to the specialized nature of operating FSRUs and LNG carriers, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases.

•                  Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs.  The administrative costs included in our historical results of operations have been determined by allocating Golar’s administrative costs to us based on the size of our fleet in relation to the size of Golar’s fleet.  These allocated costs may not be indicative of our future administrative costs.  Under the management and administrative services agreement that we have entered into with Golar Management, Golar Management provides significant administrative, financial and other support services to us.  We reimburse Golar Management for costs and expenses incurred in connection with the provision of the services under that agreement.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us.

•                  We are incurring additional general and administrative expenses as a publicly traded partnership. Since our IPO in April 2011, we have begun to incur additional general and administrative expenses as a consequence of being a publicly traded partnership, including costs associated with annual reports to unitholders, SEC filings, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and directors’ compensation.

•                  We may enter into different financing arrangements.  Our financing arrangements currently in place may not be representative of the arrangements we will enter into in the future.  For example, we may amend our existing credit facilities or enter into new financing arrangements.  For descriptions of our current financing arrangements, please read “—Liquidity and Capital Resources—Borrowing Activities.”

•                  Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of our derivative instruments is included in our net income (loss) as our derivative instruments are not designated as hedges for accounting purposes.  These changes may fluctuate significantly as interest rates fluctuate.  Please read Note 23 — Financial Instruments in the notes to our consolidated and combined financial statements.  The unrealized gains or losses relating to the change in fair value of our derivatives do not impact our cash flows.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•                  the number of vessels in our fleet, including our ability to acquire additional vessels from Golar or from third parties;

•                  our ability to maintain good relationships with our four existing customers and our future customers and to increase the number of our customer relationships;

•                  increased demand for LNG shipping services, including floating storage and regasification services;

•                  our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•                  the effective and efficient technical management of our vessels;

•                  Golar’s ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

•                  economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry.  This includes changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our combined results of operations.  These factors include:

•                  the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•                  mark-to-market charges in interest rate swaps and foreign currency derivatives;

•                  foreign currency exchange gains and losses;

•                  our access to capital required to acquire additional vessels and/or to implement our business strategy;

•                  increased crewing costs;

•                  our level of debt and the related interest expense and amortization of principal; and

•                  the level of any distribution on our common units.

Please read “Item 3—Key Information—Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance.  These include the following:

Total Operating Revenues.  Total operating revenues refers to time charter revenues.  We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter.  We do not recognize revenue during days when the vessel is off-hire, unless the charter agreement makes a specific exception.

Off-hire (Including Commercial Waiting Time).  Our vessels may be out of service, that is, off-hire, for several reasons: scheduled drydocking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational deficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire.

Voyage Expenses.  Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our customers under our time charters.  However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking, which expenses will be payable by us.  We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time.

Time Charter Equivalent Earnings.  In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE.  For our time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire.  Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE.  For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire.  TCE is a non-GAAP financial measure.  Please read “Item 3—Key Information—Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” for a reconciliation of TCE to total operating revenues (TCE’s most directly comparable financial measure in accordance with GAAP).

Vessel Operating Expenses.  Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of commercial and technical management services.

Depreciation and Amortization.  Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is related to the number of vessels we own or operate under long-term capital leases.  We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis.  We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking.  Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets.

Administrative Expenses.  Administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses.  For the historical periods presented, certain administrative expenses (including Golar’s stock-based compensation) have been principally carved out from the administrative expenses of Golar on the basis of Golar’s number of vessels.  Administrative expenses also include a small amount of direct costs such as professional fees.

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowing and may significantly increase when we acquire or lease ships.  While an LNG carrier is undergoing retrofitting into a FSRU, interest expense incurred is capitalized on the cost of the vessel.  Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.  Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of Long-Lived Assets.  Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  We estimate those future cash flows based on the existing service potential of our vessels.  As of December 31, 2011, we did not perform an impairment test as no trigger events have been identified.  However, in the event there were triggering events identified, we follow a traditional present value approach, whereby a single set of future cash flows is estimated.  If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  Since our inception, our vessels have not been impaired.

However, for the years ended 2011, 2010 and 2009 impairment charges of $nil, $1.5 million and $1.5 million, respectively, were recognized in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit.  Some of these parts have been used by Golar for other FSRU projects but these parts were not transferred to us by Golar.

Other Financial Items.  Other financial items include financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustments for interest rate swap derivatives, foreign exchange gains/losses and foreign currency derivatives. The market valuation adjustment for our interest rate and foreign currency derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity.  Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations.  Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements.  Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

Customers

In the years ended December 31, 2011, 2010 and 2009, revenues from the following customers accounted for over 10% of our revenues:

		Year Ended December 31,
Charterer	Vessels	2011		2010		2009
	(dollars in thousands, except percentages)
Petrobras	Golar Spirit and Golar Winter	$93,741	46%	$90,651	50%	$57,622	46%
DUSUP	Golar Freeze	47,054	23%	29,894	16%	—	—
Pertamina	Golar Mazo	37,829	19%	36,944	20%	37,570	30%
BG Group	Methane Princess and Golar Freeze	25,101	12%	25,051	14%	31,442	24%

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  It is anticipated that insurance costs, which have risen considerably over the last three years, will continue to rise over the next few years.  LNG transportation is a specialized area and the number of vessels is increasing.  Therefore, there has been an increased demand for qualified crew, which has and will continue to put inflationary pressure on crew costs.  Only vessels on full cost pass through charters would be fully protected from crew cost increases.  The impact of these increases will be mitigated to some extent by the following provisions in our existing charters:

•                  The Golar Mazo’s charter provides for operating cost and insurance cost pass-throughs, and so we will be protected from the impact of the vast majority of such increases.

•                  The Methane Princess’ charter provides that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by a fixed percentage per annum, except for insurance, which is covered at cost.

•                  Under the OSAs for both the Golar Spirit and the Golar Winter, the charter hire rates are payable in Brazilian Reais. The charter hire rates payable under the OSAs covers all vessel operating expenses, other than drydocking and insurance. The charter hire rates payable under the OSAs were established between the parties at the time the charter was entered into and will be increased based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.

•                  The Golar Freeze time charter provides for annual adjustments to the operating expense component of the charter hire rate as necessary to take into account cost increases.

A.            Operating Results

Year Ended December 31, 2011 Compared with the Year Ended December 31, 2010

	Year Ended December 31,
	2011	2010	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$203,725	$182,540	$21,185	12%
Voyage expenses	238	1,950	(1,712)	(88)%
Vessel operating expenses	33,069	32,505	564	2%
Administrative expenses	5,203	5,591	(388)	(7)%
Depreciation and amortization	35,634	33,068	2,566	8%
Impairment of long-term assets	—	1,500	(1,500)	(100)%
Interest income	1,547	3,388	(1,841)	(54)%
Interest expense	(19,880)	(17,952)	(1,928)	11%
Other financial items	(20,115)	(20,629)	514	(2)%
Taxes	(1,609)	(1,122)	(487)	43%
Net income	89,524	71,611	17,913	25%
Non-controlling interest	(9,863)	(9,250)	(613)	7%

TCE (to the closest $100)	111,500	106,900	4,600	4%
Average daily vessel operating costs	18,120	17,811	309	2%

Operating days: During the year ended December 31, 2011, our total operatings days have increased to 1,818 days compared to 1,690 days in 2010 as a result of the re-delivery of the Golar Freeze in May 2010 pursuant to completion of its FSRU retrofitting.

Operating Revenues:  Operating revenues increased by $21.2 million to $203.7 million for the year ended December 31, 2011, compared to $182.5 million in 2010, primarily as a result of:

•                  $17.1 million of additional revenue as a result of a full year of operation of the Golar Freeze in 2011, as compared to approximately eight months in 2010.  The Golar Freeze was delivered under its 10 year time charter to DUSUP and was on-hire commencing May 16, 2010 following its FSRU retrofitting; and

•                  $3.0 million of additional revenue due to increased hire rates under the Petrobras charters (in accordance with the charterer’s bi-annual review to reflect inflation increases) with respect to our FSRUs, the Golar Winter and the Golar Spirit, effective from April 2011.

	2011	2010	Change	% Change

Calendar days less scheduled off-hire days	1,825	1,690	135	8%

Average daily TCE (to the closest $100)	$111,500	$106,900	$4,600	4%

The increase of $4,600 in average daily time charter equivalent rates, or TCEs, for the year ended December 31, 2011 to $111,500, compared to $106,900 in 2010, is primarily due to the Golar Freeze earning a full year of revenue in 2011 and the increase in hire rates under the Petrobras’ charters as described above.

Voyage Expenses:  Voyage expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs and charter-hire expenses.  Voyage expenses decreased by $1.7 million to $0.2 million for the year ended December 31, 2011, compared to $1.9 million in 2010.  The decrease was principally due to the Golar Freeze incurring positioning costs from the shipyard to the delivery destination at our cost, following the completion of its FSRU retrofitting in May 2010.

Vessel Operating Expenses:  Vessel operating expenses increased by $0.6 million to $33.1 million for the year ended December 31, 2011, compared to $32.5 million for the same period in 2010 primarily as a result of:

•                  Higher crew costs in 2011 due primarily (i) to the appreciation of the Brazilian Reais and Euro against the U.S. Dollar and (ii) higher training costs incurred on our FSRUs operating in Brazil, the Golar Winter and the Golar Spirit; and

•                  An increase in vessel operating expenses of approximately $0.5 million relating to the operations of the Golar Freeze which was due primarily to the Golar Freeze operating for a full year as a FSRU compared to only eight months in 2010. However, this was partially offset by the effects of recruiting crew in anticipation of the commissioning process in May 2010 and to commence FSRU training.

Accordingly, average daily vessel costs for the year ended December 31, 2011 was $18,120 compared to $17,811 in 2010.

Administrative Expenses:  Administrative expenses decreased by $0.4 million to $5.2 million for the year ended December 31, 2011 and compared to $5.6 million for the year ended December 31, 2010.

Included within these expenses for the years ended December 31, 2011 and 2010 is $2.1 million and $4.9 million, respectively, representing expenses that were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion allocated to us based on the size of our fleet.  The decrease in carved out administrative expenses of $2.8 million to $2.1 million in 2011 compared to $4.9 million in 2010 is due to the carved out expense reflecting an allocation for the initial fleet for the period prior to the IPO in April 2011 and in respect of the Golar Freeze for the period prior to its acquisition in October 2011.  Pursuant to the management and administrative services agreement entered into with Golar Management on March 30, 2011, under which Golar Management provides certain management and administrative services to us and is reimbursed for reasonable costs and expenses incurred in connection with these services on cost plus 5% recharge basis, we incurred $1.6 million of these expenses for the year ended December 31, 2011.

Depreciation and amortization:  Depreciation and amortization expense increased by $2.6 million to $35.6 million for the year ended December 31, 2011, compared to $33.1 million for the same period in 2010 mainly due to a full year of depreciation for the Golar Freeze FSRU capital expenditure in 2011 compared to approximately eight months in 2010 following the completion of its FSRU retrofitting in May 2010.

Impairment of long-term assets:  We incurred an impairment charge of $1.5 million for the year ended December 31, 2010 in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit, reflecting a lower recoverable amount for these parts.  These parts were retained by Golar and were not transferred to the Partnership and therefore have been eliminated from the Partnership’s equity position as of April 13, 2011.

Interest income:  Interest income decreased by $1.8 million to $1.5 million for the year ended December 31, 2011, compared to $3.3 million in 2010, primarily as a result of:

•                  The release of the lease security deposit for both the Golar Spirit and the Golar Freeze in connection with the settlement of their lease obligations at the end of 2010.  Consequently, there is no comparable Letter of Credit (“LC”) deposit interest earned in 2011 compared to LC deposit interest of $1.0 million in 2010; and

•                  The decline in interest rates in 2011 compared to 2010.

Interest expense:  Interest expense increased by $1.9 million to $19.9 million for the year ended December 31, 2011, compared to $18.0 million in 2010 primarily due to an increase of $3.1 million relating to the interest paid to Golar for the vendor financing loan in respect of the acquisition of the Golar Freeze in October 2011.  Please read Note 20 — Debt — in the notes to our consolidated and combined financial statements for a description of the vendor financing loan from Golar. The increase in interest expense was partially offset by a decrease of $1.3 million primarily due to the settlement of the Golar Spirit and Golar Freeze lease obligations at the end of 2010 and a decline in interest rates in 2011 compared to 2010.

Other financial items:

	Year Ended December 31,
	2011	2010	Change	% Change
	(dollars in thousands)
Mark-to-market adjustment for interest rate swap derivatives	$(11,725)	$(6,298)	$(5,427)	86%
Interest rate swap cash settlements	(5,034)	(7,930)	2,896	(37)%
Unrealized and realized losses on interest rate swaps	(16,759)	(14,228)	(2,531)	18%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter lease related currency swap derivative	(766)	(3,316)	2,550	(77)%
Loss on termination of lease arrangements	—	(1,758)	1,758	(100)%
Other	(2,590)	(1,327)	(1,263)	(95)%
Other financial items, net	$(20,115)	$(20,629)	$514	(2)%

Net unrealized and realized gains (losses) on mark-to-market adjustments for interest rate swap derivatives increased by $2.5 million to $16.8 million in December 31, 2011, compared to $14.2 million in 2010.  A factor contributing to the $16.8 million unrealized and realized losses on mark-to-market adjustments for interest rate swaps in 2011 was our entry into new interest rate swap agreements with a notional value of $285.9 million.  In 2011 and 2010, long term interest rate swap rates declined which led to losses related to the mark-to-market valuations of interest rate derivatives.  We hedge account for certain of our interest rate swaps. Accordingly, an additional $0.9 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2011.  Included within mark-to-market adjustments for interest rate swaps is an unrealized gain of $0.7 million and a loss of $4.0 million for the years ended December 31, 2011 and 2010, respectively, representing amounts allocated to us on the basis of our proportion of Golar’s debt.

Unrealized foreign exchange gains and losses of $0.8 million arose as a result of the retranslation of our capital lease obligations and the movement in the fair value of the related currency swap used to hedge the Golar Winter lease obligation.  Of this $0.8 million unrealized net foreign exchange loss in 2011, an unrealized loss of $0.9 million (2010: $7.7 million unrealized loss) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. the Partnership receives GBP and pays U.S. Dollars). The unrealized gain on retranslation of the lease obligation in respect of the Golar Winter Lease, which this swap hedges, was $0.2 million (2010: $4.4 million unrealized gain).  The unrealized gain arose due to the marginal depreciation of the U.S. Dollar against the GBP during the year.

The decrease of $1.8 million relates to the loss on termination of lease financing arrangements in 2010 in respect of the Golar Freeze obligation.

Other items represent, among other things, bank charges, the amortization of debt related expenses, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters.  Included within income taxes is a credit of $0.5 million relating to the amortization of deferred tax benefit on intra-group transfers in relation to the Golar Freeze which was carved out from the results of Golar for the period prior to the acquisition date of October 19, 2011.

Net income: As a result of the foregoing, we earned net income of $89.5 million in 2011, compared to $71.6 million in 2010.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009

	Year Ended December 31,
	2010	2009	Change	% Change
	(in thousands except TCE and average daily vessel operating costs)
Total operating revenues	$182,540	$126,634	$55,906	44%
Voyage expenses	1,950	4,909	(2,959)	(60)%
Vessel operating expenses	32,505	29,762	2,743	9%
Administrative expenses	5,591	5,040	551	11%
Depreciation and amortization	33,068	28,238	4,830	17%
Impairment of long-term assets	1,500	1,500	—	—
Interest income	3,388	7,173	(3,785)	(53)%
Interest expense	(17,952)	(27,306)	9,354	(34)%
Other financial items	(20,629)	16,764	(37,393)	(223)%
Taxes	(1,122)	(1,640)	518	(32)%
Net income	71,611	52,176	19,435	37%
Non-controlling interest	(9,250)	(9,012)	238	3%

TCE (to the closest $100)	106,900	83,500	23,400	28%
Average daily vessel operating costs	17,811	16,308	1,503	9%

Operating days: During the year ended December 31, 2010, our total operating days have increased to 1,690 days compared to 1,412 days in 2009 as a result of the Golar Winter being on hire for a full year in 2010 and re-delivery of the Golar Freeze in May 2010 pursuant to completion of its FSRU retrofitting.

Operating Revenues: Operating revenues for 2010 increased by $55.9 million to $182.5 million for the year ended December 31, 2010; as compared to $126.6 million in 2009 primarily due to:

•                  An increase of $32.2 million due to the Golar Winter being on hire for a full year in 2010 compared to only four months in 2009.  The Golar Winter commenced its 10 year charter with Petrobras in September 2009 following its FSRU retrofitting; and

•                  An increase of $23.0 million due to the Golar Freeze being on hire from May 2010 for approximately eight months in 2010 at a higher FSRU charterhire rate compared to only five months in 2009 operating on a lower charterhire rate as an LNG carrier.  The Golar Freeze commenced its 10 year time charter with DUSUP and was on-hire from May 2010 following its retrofitting to an FSRU vessel.

	2010	2009	Change	% Change

Calendar days less scheduled off-hire days	1,690	1,458	232	16%

Average daily TCE (to the closest $100)	$106,900	$83,500	$23,400	28%

Accordingly, the above resulted in a $23,400 increase in average daily time charter equivalent rates, or TCEs, for the year ended December 31, 2010 of $106,900, compared to $83,500 in 2009.

Voyage Expenses: Voyage expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs and charterhire expenses.  Voyage expenses decreased by $2.9 million to $2.0 million for the year ended December 31, 2010, as compared to $4.9 million in 2009.  The higher costs in 2009 was principally due to (i) the Golar Winter incurring positioning costs from Singapore to Brazil at our cost following the completion of its FSRU retrofitting in 2009 and (ii) the Golar Freeze incurring positioning costs from the end of its charter to delivery at the shipyard in June 2009 to commence its FSRU retrofitting. In 2010, only the Golar Freeze incurred positioning costs from the shipyard to the delivery point to its charterer in Dubai.

Vessel Operating Expenses: Vessel operating expenses for the year ended December 31, 2010 were $32.5 million compared to $29.8 million in 2009.  The increase relates primarily to increased operating costs for both the Golar Winter and the Golar Freeze due to increased costs for operating them as FSRU vessels.  In addition, the Golar Freeze operated for six months as an LNG carrier in 2009 before entering the shipyard for its FSRU retrofitting compared to eight months in 2010 operating as a FSRU.  The average daily vessel costs for the year ended December 31, 2010 was $17,811 compared to $16,308 in 2009.

Administrative Expenses:  Administrative expenses increased by $0.6 million to $5.6 million for the year ended December 31, 2010 compared to $5.0 million in 2009.  Included within these expenses for the year ended December 31, 2010 and 2009 is $4.9 million and $4.1 million, respectively, representing expenses that were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion allocated to us based on the size of our fleet.

Depreciation and amortization:  Depreciation and amortization expense have increased by $4.8 million to $33.1 million for the year ended December 31, 2010 compared to $28.2 million in 2009 primarily due to:

•                  A full year of depreciation for the Golar Winter FSRU capital expenditures in 2010 compared with approximately four months in 2009; and

•                  The commencement of depreciation for the Golar Freeze FSRU retrofitting expenditures following the completion of its retrofitting in May 2010.

Impairment of long-term assets: The impairment charge of $1.5 million in each of the years ended December 31, 2010 and 2009 relates to parts ordered for the FSRU retrofitting project that were not required for the conversion of the Golar Spirit reflecting a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the Golar Freeze during 2009.  These assets were retained by Golar and were not transferred to the Partnership and therefore have been eliminated from the Partnership’s equity position as of April 13, 2011.

Interest income:  Interest income decreased by $3.8 million to $3.4 million for the year ended December 31, 2010, compared to $7.2 million in 2009.  This was primarily due to a decrease in the related restricted cash deposits requirement as a result of additional security provided to the lessors as a result of our entry into long-term charters with the respective vessels. The depreciation of GBP against the U.S. Dollar also contributed to the decline in the interest income earned on our restricted cash deposits, or LC deposits, denominated in GBP.

Interest expense: Interest expense for the year ended December 31, 2010 was $18.0 million compared to $27.3 million in 2009.  The decrease of $9.4 million is primarily attributable to:

•                  A decrease of $5.2 million in respect of the impact of the depreciation of GBP against the U.S. Dollar on interest expense on our lease balances denominated in GBP; and

•                  A decrease in other debt related interest expense by $4.2 million from $14.9 million in 2009, compared to $10.7 million in 2010 primarily due to lower USD LIBOR interest rates in 2010.

Other financial items:

	Year Ended December 31,
	2010	2009	Change	% Change
	(dollars in thousands)
Mark-to-market adjustment for interest rate swap derivatives	$(6,298)	$14,071	$(20,369)	(145)%
Interest rate swap cash settlements	(7,930)	(5,273)	(2,657)	50%
Unrealized and realized (losses) gains on interest rate swaps.	(14,228)	8,798	(23,026)	(262)%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter lease related currency swap derivative	(3,316)	15,079	(18,395)	(122)%
Loss on termination of lease arrangements	(1,758)	—	(1,758)	100%
Foreign exchange loss on operations	(64)	(5,395)	5,331	(99)%
Other	(1,263)	(1,718)	455	(26)%
Other financial items, net	$(20,629)	$16,764	$(37,393)	(223)%

Unrealized and realized (losses) gains on interest rate swaps increased by $23.0 million in 2010 compared to 2009.  In 2009, long-term interest rate swap costs increased from 2008 levels resulting in an unrealized gain for the year.  In 2010, long term interest rate swaps declined for the first nine months of the year, and although rising in the fourth quarter, still declined over the year.  This resulted in an unrealized loss in 2010.  We hedge account for certain of our interest rate swaps.  Accordingly, a further $2.3 million unrealized loss was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2010.  Included within mark-to-market adjustment for interest rate swaps is a loss of $4.0 million and a gain of $5.3 million for the years ended December 31, 2010 and 2009 respectively, representing amounts allocated to us on the basis of our proportion of Golar’s debt.

Unrealized foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease obligation.  The unrealized loss of $3.3 million in 2010 was mainly due to the appreciation of the U.S. Dollar against GBP.  Of the $3.3 million net unrealized foreign exchange loss in 2010, an unrealized loss of $7.7 million (2009: $28.1 million unrealized gain) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. the Partnership receives GBP and pays U.S. Dollars).  The unrealized gain on retranslation of the lease obligation in respect of the Golar Winter Lease, which this swap hedges, was $4.4 million (2009: $13.0 million unrealized loss). The unrealized gain arose due to the depreciation of the U.S. Dollar against the GBP during the year.

The increase of $1.8 million relates to the loss on termination of lease financing arrangements in 2010 in respect of the Golar Freeze.

Foreign exchange loss on operations pertains to carve-out adjustments allocated to us in both 2010 and 2009 that reflect the impact of Golar’s entry into foreign currency forward contracts in respect of the Golar Winter and the Golar Freeze FSRU retrofitting expenditure.  In 2009, both Golar Winter and Golar Freeze were undergoing their FSRU retrofitting.  The Golar Spirit and the Golar Freeze completed its FSRU retrofitting in September 2009 and May 2010, respectively.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters.

Net income: As a result of the foregoing, we earned net income of $71.6 million in 2010, compared to $52.2 million in 2009.

Non-controlling interest:  Non-controlling interest refers to the 40% interest in the Golar Mazo.

B.            Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings.  In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds.  We have not used derivative instruments other than for interest rate and currency risk management purposes.

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from our time charters are generally received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings.  Because we will distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Occasionally we may enter into vendor financing arrangements with Golar to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts due under these arrangements.

We estimate that we will spend in total an average of approximately $28.8 million for drydocking and classification surveys for each of our five vessels during the five-year period ending December 31, 2016.  As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

As of December 31, 2011, our current liabilities exceeded current assets by $51.9 million.  Included within current liabilities are mark-to-market valuations of swap derivatives representing $54.3 million of these liabilities.  We currently have no intention of terminating these swaps and hence realizing these liabilities.

As of December 31, 2011, our cash and cash equivalents, including restricted cash and short-term investments, was $210.7 million and we had access to undrawn borrowing facilities of $20 million under our revolving credit facility with Golar, which is available until December 2014. Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans and capital leases which would otherwise be paid out of our cash balances.  Since December 31, 2011, significant transactions impacting our cash flows include:

•                  In February 2012, we paid a cash distribution of $0.43 per unit, an aggregate of $17.1 million, with respect to the quarter ended December 31, 2011; and

•                  We made $6.1 million of scheduled debt repayments.

We believe our current resources, including our undrawn revolving credit facility of $20 million, are sufficient to meet our working capital requirements for at least the next twelve months.

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include funding the acquisition of new vessels, the repayment of long-term debt and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees.

We have an option to purchase the Nusantara Regas Satu from Golar subsequent to the completion of its FSRU retrofitting and acceptance by its charterer, PT Nusantara Regas. We expect to exercise this option during 2012.  We will finance the purchase of the Nusantara Regas Satu through borrowings, cash generated from operations or equity issuances, or a combination thereof.

We have also entered into an agreement with Petrobras to make certain modifications to the Golar Winter, in consideration for an increase in charter hire rates and an extension to the charter term of the Golar Winter. It is expected that the Golar Winter will enter the shipyard during the second quarter of 2013 and be completed by the third quarter of 2013. The cost of the modifications together with drydock costs is estimated to be approximately $25 million.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2011	2010	2009
	(dollars in thousands)
Net cash provided by operating activities	$150,303	$82,330	$61,832
Net cash (used in) provided by investing activities	(3,544)	170,941	(123,730)
Net cash (used in) provided by financing activities	(144,897)	(237,040)	65,124
Net increase in cash and cash equivalents	1,862	16,231	3,226
Cash and cash equivalents at beginning of year	44,100	27,869	24,643
Cash and cash equivalents at end of year	45,962	44,100	27,869

In addition to our cash and cash equivalents noted above, as of December 31, 2011 we had short-term restricted cash and investments of $24.5 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for, and over time are used to, repay lease and loan obligations. As of December 31, 2011, our long-term restricted cash balances amounted to $140.3 million and represented security for our Methane Princess capital lease obligation. It will be released over time in connection with the repayment of our lease obligation.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $150.3 million, $82.3 million and $61.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.  The increase of $68.0 million in 2011, compared to 2010, was primarily due to (i) a $15.4 million decrease in amounts due to related parties to $3.1 million as of December 31, 2011 from $18.5 million in December 31, 2010, primarily due to the net settlement of trading balances due to related parties; (ii) the increased contribution from the Golar Freeze as it operated under its charter to DUSUP for the full year of 2011, as opposed to approximately eight months in 2010 following its FSRU retrofitting; and (iii) the higher allocated expenses (carve-out adjustments from Golar) of $16.5 million in 2010 compared to only $3.3 million in 2011. These carve-out adjustments have been accounted for as an equity contribution. Accordingly, these allocated expenses are presented as an operating activities cash payment with the related equity contribution shown as a financing activities cash receipt and included within the caption “repayment of owner’s funding”, such that the net cash effect to the combined statement of cash flows is $nil.

The increase of $20.5 million in 2010 is principally due to (i) an increased contribution from the Golar Winter having operated under its FSRU charter for a full year in 2010, compared to approximately four months in 2009; and (ii) the Golar Freeze operating under its FSRU charter with DUSUP for approximately eight months in 2010 following its FSRU retrofitting, compared to five months in 2009 operating as a LNG carrier.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities of $3.5 million in 2011 arose due to the increase in restricted cash deposits relating to the Mazo facility in line with the increased debt repayments leading to its maturity in June 2013.

Net cash provided by investing activities of $170.9 million in 2010 arose due to the release of restricted cash deposits that were used as security for the Golar Spirit and Golar Freeze lease obligations which were settled during 2010.  This was partially offset by additions to vessels and equipment of $30.2 million in relation to the FSRU retrofitting of the Golar Freeze to a FSRU which was completed in May 2010.

Net cash used in investing activities of $123.7 million in 2009 was mainly due to additions to vessels and equipment of $141.3 million comprising of payments in respect of the retrofitting of both the Golar Winter and Golar Freeze to FSRUs.  This is partially offset by the release of $17.6 million from our deposits held as security for our capital lease obligations mainly in recognition of the additional security provided to the lessor of the Golar Winter by our entry into a long-term charter with Petrobras.

Net Cash (Used in) Provided by Financing Activities

Net cash (used in) provided by financing activities is principally generated from funds from new debt and lease finance and contributions from owners, partially offset by debt repayments and repayments of invested equity.

Net cash used in financing activities during the year ended December 31, 2011 of $144.9 million was mainly relating to the following:

•                  repayments of long-term debt and lease obligations of $50.9 million;

•                  payment of cash distributions during the year of $29.3 million pursuant to our IPO in April 2011;

•                  payment of dividends relating to the Dropdown Predecessor and repayment of owner’s funding;

•                  acquisition of Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108 million, resulting in total purchase consideration of approximately $231 million of which $222.3 million was financed by vendor financing in the form of the Golar LNG facility.

Net cash used in financing activities during the year ended December 31, 2010 of $237.0 million was primarily in relation to repayments of long-term debt, repayments of owners’ funding and the repayment of the Golar Spirit and the Golar Freeze lease obligations, which were funded from restricted cash deposits held to secure these lease obligations.  This was partially offset by the proceeds from the drawdown on the Golar Freeze facility of $125 million.

Net cash provided by financing activities during the year ended December 31, 2009 of $65.1 million comprised repayments of long-term debt and owners’ equity during the year, offset by the receipt of the final drawdown on the Golar LNG Partners credit facility of $35 million.

Borrowing Activities

Long-Term Debt.  As of December 31, 2011  and 2010, our long-term debt consisted of the following:

	December 31,
	2011	2010
	(in thousands)
Mazo facility	$38,932	$62,313
Golar LNG Partners credit facility	257,500	267,500
Golar Freeze facility	104,142	118,151
Golar LNG vendor financing loan	222,310	—
Total	$622,884	$447,964

Our outstanding debt of $622.9 million as of December 31, 2011, is repayable as follows:

Year Ending December 31,	(in thousands)

2012	$49,906
2013	50,523
2014	259,848
2015	65,482
2016	28,250
2017 and thereafter	168,875
Total	$622,884

As of December 31, 2011, the margins we pay under our bank loan agreements are above LIBOR at a fixed or floating rate ranging from 0.87% to 3.00%.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo.  The loan is secured on the vessel Golar Mazo. This facility bears floating rate interest of LIBOR plus a margin.  The loan is repayable in semi-annual installments, which increase from $5.0 million to $13.5 million over the term of the loan ending in June 2013, at which point the facility will be repaid in full.  The debt agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the trust company during the period of the loan. These balances are referred in these financial statements as restricted cash.  As of December 31, 2011, the value of the deposits secured was $10.3 million.  As of December 31, 2011 and December 31, 2010, $38.9 million and $62.3 million, respectively was outstanding under the Mazo facility.

Golar LNG Partners Credit Facility

In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility).  The loan is secured against the Golar Spirit and assignment to the lending bank of a mortgage given to us by the lessors of the Methane Princess and the Golar Spirit, with a second priority charge over the Golar Mazo.

The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin.  The initial draw down amounted to $250 million in November 2008.  The total amount outstanding at the time of the refinancing in respect of these two vessels’ refinanced facilities was $202.3 million.  We drew down a further $35.0 million for the period to March 2009. At the time we entered into the Golar LNG Partners credit facility, such facility provided for available borrowings of up to $285 million.  Pursuant to the terms of the Golar LNG Partners credit facility, the total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017.  As of December 31, 2011, the revolving credit facility provided for available borrowings of up to $257.5 million, of which $257.5 million was outstanding. Accordingly, as of December 31, 2011, we have no ability to draw additional amounts under this facility.  The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

As of December 31, 2011 and 2010, we had long-term debt outstanding of $257.5 million and $267.5 million, respectively, under the Golar LNG Partners Credit Facility.

The Golar LNG Partners credit facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•                  merge or consolidate with any other person;

•                  make certain capital expenditures;

•                  pay distributions to our unitholders;

•                  terminate or materially amend certain of our charters;

•                  enter into any other line of business;

•                  make any acquisitions;

•                  incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness;

•                  enter into any sale-leaseback transactions; or

•                  enter into any transactions with our affiliates

The Golar LNG Partners credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Furthermore, we are required under the credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Methane Princess and the Golar Spirit and maintain the vessels’ class certifications with no material overdue recommendations.

Sponsor Credit Facility

In connection with our IPO, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility has a term of four years and is interest-free and unsecured.  As of December 31, 2011, we had not borrowed under the facility.  The sponsor credit facility contains covenants that require us to, among other things:

•                  notify Golar of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•                  provide Golar with information in respect of our business and financial status as Golar may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Golar Freeze Credit Facility

In June 2010, Golar Freeze Holding Co., a subsidiary of Golar, entered into a $125 million credit agreement with a syndicate of banks, led by DnB NOR Bank ASA as security agent, to refinance conversion costs of the Golar Freeze (or the Golar Freeze credit facility).  The loan is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter contract with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. In connection with our acquisition of the Golar Freeze, we assumed all obligations under the Golar Freeze credit facility.  As of December 31, 2011, there was $104.1 million of borrowings outstanding under the Golar Freeze credit facility.

The Golar Freeze credit facility bears interest at a floating rate of LIBOR plus a margin and the additional cost (as defined in the facility), if any.  The facility is split into two tranches, the commercial loan facility and the Exportfinans ASA loan facility. Exportfinans ASA acted as a lender with a guarantee from GIEK (Garanti-institute for Eksportkredit).  Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015.  The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment in June 2018.  This tranche is required to be repaid if the commercial tranche is not refinanced. The Golar Freeze credit facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of December 31, 2011, the value of the deposit secured against the loan was $9.0 million.

Under the Golar Freeze credit facility, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•                  merge or consolidate with any other person;

•                  make certain capital expenditures;

•                  pay distributions;

•                  terminate or materially amend the Golar Freeze charter or release the charterer from any obligations under such charter;

•                  enter into any other line of business other than the ownership, operation and chartering of the Golar Freeze;

•                  acquire or own certain additional assets;

•                  enter into any sale and leaseback transactions;

•                  enter into any transaction with our affiliates.

In addition, we are required under the Golar Freeze credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Golar Freeze and maintain its name, registration under the laws of its flag state and class certifications with no material overdue recommendations.

The Golar Freeze credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the Golar Freeze credit facility require us to ensure that as at the end of each quarterly period during and as at the end of each financial year, the ratio of Charterhire to Consolidated Debt Service is equal to 1.15:1.

Golar LNG Vendor Financing Loan

In connection with our acquisition of the Golar Freeze from Golar in October 2011, we entered into a loan agreement with Golar for an amount of $222.3 million (or the Golar LNG vendor financing loan). The Golar LNG vendor financing loan is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with the payment of $222.3 million due in October 2014.

Capital Lease Obligations.  The following is a summary of our capital lease obligations.  As of December 31, 2011, we are committed to make minimum rental payments under our two capital leases, as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Total
2012	6,985	10,002	16,987
2013	7,273	10,002	17,275
2014	7,551	10,002	17,553
2015	7,844	10,002	17,846
2016	8,142	10,002	18,144
2017 and thereafter	244,180	155,032	399,212
Total minimum lease payments	$281,975	$205,042	$487,017
Less: Imputed interest	(133,265)	(85,672)	(218,937)
Present value of minimum lease payments	$148,710	$119,370	$268,080

Methane Princess Lease.  In August 2003, Golar entered into a finance lease arrangement with the U.K. Lessor.  The obligation to the U.K. Lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 is now placed with the U.K. Lessor.  Lease rentals are payable quarterly.  At the end of each quarter the required value of the letter of credit to secure the present value of rentals due under the lease is recalculated taking into account the rental payment due at the end of the quarter.  The surplus funds in the cash deposits securing the letter of credit, released as a result of the reduction in the required letter of credit amount are available to pay the lease rentals due at the end of the same quarter.  Deficits, if any, are financed by working capital.

The lease liability under the Methane Princess lease continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease.  The value of the deposit used to obtain a letter of credit to secure the lease obligation as of December 31, 2011 was $145.5 million.

Golar Winter Lease.  In April 2004, Golar signed a lease agreement in respect of the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (or the Winter Lessor) for a primary period of 28 years. Under the agreement, Golar received an amount of $166 million. The obligations to the Winter Lessor under the lease were secured by (inter alia) a letter of credit provided by another U.K. bank (or the LC Bank). During 2008 and 2009, an aggregate amount of $52.4 million was released from this deposit in consideration of the additional security afforded to the Winter Lessor by the entry of the Golar Winter into a long-term time charter with Petrobras. As of December 31, 2011, the value of the deposit used to obtain a LC to secure the Golar Winter lease obligation was $nil.

The Golar Winter lease is denominated in GBP while its cash deposit is denominated in USD.  In order to hedge the currency risk arising from the GBP lease rental obligation, we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate (i.e., we receive GBP and pay U.S. Dollars).

For all our leases, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR.  In relation to the Golar Winter lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above.  We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Golar Winter lease and the Methane Princess lease.  All of our leases are therefore denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations, in the case of the Golar Winter lease, or by a currency swap.  This is not however a perfect hedge and so the movement in the currency exchange rate between the U.S. Dollar and the GBP will affect our results.

In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors which would increase the obligations noted above. The Lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels.  Golar has agreed to indemnify us against any of these increased costs and obligations. Costs related to the Golar Winter lease, which is with a different Lessor, have not been indemnified by Golar.  Golar did not receive any up front cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

Debt and Lease Restrictions

Our existing financing agreements (debt and leases) impose operating and financing restrictions on us and our subsidiaries, which may significantly limit or prohibit, among other things, our ability to:

•                  incur additional indebtedness;

•                  create liens;

•                  sell shares of subsidiaries;

•                  make certain investments;

•                  engage in mergers and acquisitions;

•                  purchase and sell vessels;

•                  transfer funds from subsidiary companies to us;

•                  enter into, amend or cancel time or consecutive voyage charters; or

•                  pay distributions to our unitholders without the consent of our lenders and lessors.

In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.  Various debt and lease agreements contain covenants that require compliance with certain financial ratios.  Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us.  The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter.  The Golar Winter lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination.  In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter lease or, if the lessor agrees, provide alternative additional security to the lessor.  With respect to minimum levels of cash and cash equivalents, we have covenanted to maintain at least $10 million of cash and cash equivalents.

As of December 31, 2011, we were in compliance with all the covenants under our various debt agreements, with the exception of our consolidated net worth covenant under our Golar LNG Partners credit facility.  In March 2012, we received a waiver relating to our requirement to comply with the consolidated net worth covenant as of December 31, 2011 from the lenders under our Golar LNG Partners credit facility. Absent this waiver, we would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of our acquisition from Golar of a 100% interest in the subsidiaries that own and operate the Golar Freeze. Such acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds we paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in our equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by us from Golar that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions by us from Golar, the addition to our consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by our guarantor subsidiaries.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  As of December 31, 2011, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $465.9 million of floating rate debt, leaving $54.0 million exposed to a floating rate of interest.  Our swap agreements have expiration dates between 2013 and 2018 and have fixed rates of between 0.92% and 5.04%.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations.  We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais.  We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and some of our administrative costs.  The currencies which impact us the most include, but are not limited to, Euro, Norwegian Kroner, Singapore Dollars and, to a lesser extent, British Pounds.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our option to purchase the Nusantara Regas Satu pursuant to the omnibus agreement), we assess potential acquisition opportunities on a regular basis.  Pursuant to our omnibus agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration.  Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Modifications to the Golar Winter

We have agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras’ decision to relocate the Golar Winter, from Rio de Janeiro to Bahia.  We expect to enter into an agreement with Golar, under which Golar will undertake the modification work, which began with the ordering of long lead items in the first quarter of 2012 and is expected to be completed by the third quarter of 2013.  We currently expect the cost of these modifications together with the drydocking cost to be approximately $25 million, which we expect to fund with a combination of cash and undrawn credit facilities or future debt or equity transactions.

Critical Accounting Policies

The preparation of our consolidated and combined financial statement in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application.  Please read Note 2 (Summary of Significant Accounting Policies) of our consolidated and combined financial statements and consolidated and combined financial statements included elsewhere in this Annual Report.

Revenue Recognition

Our revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs.  We record revenues generated from time charters, which we classify as operating leases, over the term of the charter as service is provided.

We recognize the reimbursement for drydocking costs evenly over the period to the next drydocking, which is generally between two to five years.  We recognize repositioning fees (which are included in time charter revenue) received in respect of time charters at the end of the charter when the fee becomes fixed and determinable.  However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, we will recognize the fee evenly over the term of the charter.  Where a vessel undertakes multiple single voyage time charters, revenue is recognized, including the repositioning fee if fixed and determinable, on a discharge-to-discharge basis.  Under this basis, revenue is recognized evenly over the period from departure of the vessel from its last discharge port to departure from the next discharge port.

Depreciation and Amortization

Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is related to the number of vessels we own or operate under long-term capital leases.  We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis, which we estimate at the start of 2012 to be approximately 19 years, 28 years, 32 years, 33 years and 16 years for the Golar Spirit, the Golar Mazo, the Methane Princess, the Golar Winter and the Golar Freeze, respectively.  The economic life for LNG carriers operated worldwide has generally been estimated to be 40 years.  On this basis, the Golar Spirit would, therefore, have a remaining useful life of 10 years.  However, the Golar Spirit and the Golar Freeze have been converted into FSRUs and have been moored in sheltered waters where fatigue loads on their hulls are significantly reduced compared to loads borne in connection with operation in a worldwide trade pattern.  We believe that these factors support our estimate that the Golar Spirit and the Golar Freeze will remain operational until they are 50 years old and will therefore have remaining useful economic lives of approximately 20 years, each.  We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking.

Vessels and Impairment

Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  We estimate those future cash flows based on the existing service potential of our vessels.  As of December 31, 2011, we did not perform an impairment test as no trigger events have been identified.

In the event of an impairment trigger, we follow a traditional present value approach, whereby a single set of future cash flows is estimated.  If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  Since inception, our vessels have not been impaired.  However, for the years ended 2011, 2010 and  2009 we incurred impairment charges of  $nil, $1.5 million and $1.5 million, respectively, in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit.  Some of these parts have been used by Golar for other FSRU projects but these parts were not transferred to us by Golar.

Vessel Market Values

In “—Vessels and Impairment” above, we discuss our policy for assessing impairment of the carrying values of our vessels.   During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes.  There is a future risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier and FSRU markets are illiquid, difficult to observe and therefore judgmental.  Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from preexisting contracts with counterparties.  The principal assumptions we have used are:

•                  Cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels;

•                  For our LNG carriers, once the initial contract period expires, we have estimated cash flows at the lower of our estimated current long-term charter rate or option renewal rate with the existing counterparty;

•                  For our FSRUs, once the initial contract period expires, we have estimated cash flows at the existing contract option renewal rate, given the lack of pricing transparency in the market as a whole;

•                  We have used a discount rate applied to future cash flows equivalent to our estimated incremental borrowing rate, assuming 10 year interest swap rates plus a market risk premium; and

•                  We have made certain assumptions in relation to the scrap values of our vessels at the end of their useful lives.

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2011.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  However, we are not holding any of our vessels for sale.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

Time Charters

We account for time charters of vessels to our customers as operating leases and record the customers’ lease payments as time charter revenues.  We evaluate each contract to determine whether or not the time charter should be treated as an operating or capital lease, which involves estimates about our vessels’ remaining economic useful lives, the fair value of our vessels, the likelihood of a lessee renewal or extension, incremental borrowing rates and other factors.

Our estimate of the remaining economic useful lives of our vessels is based on the common life expectancy applied to similar vessels in the FSRU and LNG shipping industries.  The fair value of our vessels is derived from our estimate of expected present value, and is also benchmarked against open market values considering the point of view of a potential buyer.  The likelihood of a lessee renewal or extension is based on current and projected demand and prices for similar vessels, which is based on our knowledge of trends in the industry, historic experience with customers in addition to knowledge of our customers’ requirements.  The incremental borrowing rate we use to discount expected lease payments and time charter revenues are based on the rates at the time of entering into the agreement.

A change in our estimates might impact the evaluation of our time charters, and require that we classify our time charters as capital leases, which would include recording an asset similar to a loan receivable and removing the vessel from our balance sheet.  The lease payments to us would reflect a declining revenue stream to take into account our interest carrying costs, which would impact the timing of our revenue stream.

Capital Leases

As at December 31, 2011, we leased two vessels in respect of two refinancing transactions where we sold the vessels and subsequently leased the vessels from UK financial institutions that routinely enter into finance leasing arrangements.  We have accounted for these arrangements as capital leases.  As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases.  In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases.  Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations.  To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

One of our capital leases is ‘funded’ via a long-term cash deposit which closely matches the lease liability.  Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposit, and where differences arise this is funded by, or released to, available working capital.

We have also recorded deferred credits in connection with this lease transaction.  The deferred credits represent the upfront cash inflow derived from undertaking financing in the form of UK leases.  The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis.  The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels.  If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g., on a change of tax law or adverse tax ruling), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances.  Golar has agreed to indemnify us against any increased costs related to the Methane Princess lease (but not the lease for the Golar Winter).  We would be liable for these costs to the extent Golar is unable to indemnify us.

Valuation of Derivative Financial Instruments

Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation and interest rate. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

The fair value of our derivative financial instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates and foreign exchange rates, and estimates of the current credit worthiness of both us and the swap counterparty. Inputs used to determine the fair value of our derivative instruments are observable either directly or indirectly in active markets. The process of determining credit worthiness is highly subjective and requires significant judgment at many points during the analysis.

If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.

Recently Issued Accounting Standards

Adoption of New Accounting Standards

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3).  The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances and settlements on a gross basis.  The disclosure requirements for the treatment of purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  We adopted the guidance in the first quarter of 2011, which did not have a material impact on our consolidated and combined financial statements.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring.  In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist:  (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties.  The guidance is effective for our interim and annual reporting periods beginning after June 15, 2011.  The adoption of this newly issued guidance did not have an impact on the Partnership’s consolidated and combined financial statements.

New Accounting Standards Not Yet Adopted

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements.  The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed).  The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011.  We are evaluating the impact of the adoption of this newly issued guidance but we do not expect it to have a material impact on our consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The Partnership is evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance will have no impact on the Partnership’s consolidated financial statements.

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Partnership.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see the section of Item 5 entitled “Market Overview and Trends.”

E.              Off-Balance Sheet Arrangements

At December 31, 2011, we do not have any off balance-sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2011 (in millions):

	Total Obligation	Due in 2012	Due in 2013—2014	Due in 2015—2016	Due Thereafter
Long-term debt(1)	$622.9	$50.0	$310.4	$93.7	$168.8
Interest commitments on long-term debt - floating(2)	37.2	9.0	13.7	10.2	4.3
Interest commitments on long-term debt - fixed(3)	41.3	15.0	26.3	—	—
Capital lease obligations	268.1	2.8	7.0	9.0	249.3
Interest commitments on capital lease obligations(2)(4)	218.9	14.1	27.9	27.0	149.9
Other long-term liabilities(5)	—	—	—	—	—
Total	$1,188.4	$90.9	$385.3	$139.9	$572.3

(1)                        As of December 31, 2011, taking into account the hedging effect of our interest rate swaps, $54.0 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on U.S. Dollar (USD) LIBOR.

(2)                       Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.22% and taking into account our various margin rates and interest rate swaps associated with each debt.  Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 5.2%.

(3)                        This is calculated based on the Golar LNG vendor financing loan fixed rate of 6.75%.

(4)                        In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (please read the discussion above under “—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations”).  However, Golar has agreed to indemnify us against any such increase (other than any increase related to the Golar Winter lease).

(5)                        Our consolidated balance sheet as of December 31, 2011 includes $19.2 million classified as “Other long-term liabilities” which represents deferred credits.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 20, 2012.  The business address for these individuals is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Kate Blankenship	47	Director and Audit Committee Member
Tor Olav Trøim	49	Chairman of the Board of Directors
Hans Petter Aas	66	Director and Audit Committee Member
Paul Leand Jr.	45	Director and Conflicts Committee Member
Georgina Sousa	62	Director and Secretary
Bart Veldhuizen	45	Director, Conflicts Committee Member and Audit Committee Member

Kate Blankenship has served on our board of directors since her appointment in September 2007.  Ms. Blankenship has served as a director of Golar since July 2003 and Golar Energy since June 2009.  Ms. Blankenship also served as Company Secretary of Golar from its inception in 2001 until November 2005.  Ms. Blankenship has also been a director of Frontline Limited (or Frontline) since August 2003 and served as Chief Accounting Officer and Secretary of Frontline from 1994 and October 2005.    Ms. Blankenship has served as a director of Ship Finance International Limited since July 2003, Seadrill Limited since May 2005, Golden Ocean Group Limited since November 2004 and Archer Limited since August 2007.  She is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Trøim has served on our board of directors since his appointment in January 2009 and is also a director of Golar.  Mr. Trøim was appointed Chairman of our board of directors in March 2011.  Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985.  He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995).  Since 1995 Mr. Troim has been a director of Seatankers Management in Cyprus.  Mr. Troim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Golden State Petro (IOM I-A) Plc, Archer Limited and as an alternate director of Frontline Ltd.

Hans Petter Aas has served on our board of directors since his appointment in March 2011.  Mr. Aas has served as a director of Golar since September 2008.  Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008.  He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.  Mr. Aas is also a director and Chairman of Ship Finance and Knutsen NYK Offshore Tanker AS, a director of Gearbulk Holding Ltd, and has recently become a director of the Norwegian Export Credit Guaranty Institute.

Paul Leand Jr. has served on our board of directors since his appointment in March 2011.  Mr. Leand has been a Director of NYSE-listed Ship Finance International Limited since 2003.  Mr. Leand has served as the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry since 2004.  From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed its Railroad Division and its International Maritime Division.  He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices.  Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.  Mr. Leand holds a BS/BA from Boston University’s School of Management and is a director of publicly listed SEA CO LTD and privately held Helm Financial Corporation and GE SEACO SRL.

Georgina E. Sousa has served on our board of directors since her appointment in September 2007 and has served as our secretary since her appointment in April 2011.  Ms. Sousa has also served as Secretary of Golar LNG

Limited and its subsidiaries (including Golar Energy) since November 30, 2005.  She is also Head of Corporate Administration for Frontline.  Up until January 2007, she was Vice-President-Corporate Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Bart Veldhuizen has been working in the shipping industry since 1994 on both the banking and non banking side. Mr. Veldhuizen is a founding director in Breakwater Capital Ltd. Breakwater Capital is an investment and advisory company in London focusing on the maritime industry. From August 2007 until October 2011, he has been the Managing Director & Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s USD 16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping & storage company after which he joined DVB bank as a shipping banker working in both Rotterdam and Piraeus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in Salvage, Marine Contracting and Harbour Towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands.

Executive Officers

Other than our Secretary, we currently do not have any executive officers and rely on the executive officers and directors of Golar Management who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet.  The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of March 31, 2012.  The business address for our executive officers is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Graham Robjohns	47	Principal Executive Officer
Brian Tienzo	38	Principal Financial and Accounting Officer
Tom Christiansen	59	Head of Technical Operations

Graham Robjohns has acted as our Principal Executive Officer since July 2011. From April 2011 to July 2011, Mr. Robjohns served as our Chief Executive Officer and Chief Financial Officer.  Mr. Robjohns served as the Chief Financial Officer of Golar Management from November 2005 until June 2011.  Mr. Robjohns also served as Chief Executive Officer of Golar LNG Management from November 2009 until July 2011.  Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005.  He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001.  From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case.  Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department.  He is a member of the Institute of Chartered Accountants in England and Wales.

Brian Tienzo has acted as our our Principal Financial and Accounting Officer since July 2011. Mr. Tienzo was our Controller from April 2011 until July 2011.  Mr. Tienzo has also served as the Chief Financial Officer of Golar Management since July 2011 and as the Group Financial Controller of Golar Management since 2008.  Mr. Tienzo joined Golar Management in February 2001 as the Group Management Accountant.  From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions.  He is a member of the Association of Certified Chartered Accountants.

Tom Christiansen acts as our Head of Technical Operations and currently serves as Vice President, Operations of Golar Management.  Mr. Christiansen joined Golar Management in September 2006 as Fleet Manager.  Prior to joining Golar Management he held the position of Fleet Manager responsible for the LNG carrier fleet of Wilhelmsen Ship Management.  Mr. Christiansen has a degree from Tønsberg Nautical college.  He spent 11 years as a chief engineer at Havtor Management until 1995 when it became a part of Bergesen d.y. ASA.  Mr. Christiansen remained with Bergesen as a chief engineer on LPG and LNG carriers until he became a Superintendent responsible for LPG and LNG vessels in 1995.

B.            Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf.  In addition, we will reimburse Golar Management for expenses incurred pursuant to the management and administrative services agreement.  Please read “Item 7 — Major Unitholders and Related Party Transactions — Management and Administrative Services Agreement.”

Executive Compensation

We did not pay any compensation to our directors or officers or accrue any obligations with respect to management incentive or retirement benefits for our directors and officers prior to our initial public offering.  Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf.  During the year ended December 31, 2011, we paid Golar Management $1.6 million in connection with the provision of these services to us.

Golar Management compensates Mr. Robjohns, Mr. Christiansen and Mr. Tienzo in accordance with its own compensation policies and procedures.  We will not pay any additional compensation to our officers.  Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future

Compensation of Directors

Our officers or officers of Golar who also serve as our directors do not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Golar. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings.  Non-management directors each receive a director fee of between $50,000 per year.  Members of the audit and conflicts committees each receive a committee fee of $10,000 per year.  In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.  Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During the year ended December 31, 2011 (pro-rated from the date of our IPO), we paid to our directors aggregate cash compensation of approximately $0.2 million. We do not have a retirement plan for members of our management team or our directors.

C.            Board Practices

General

Our current board of directors consists of six members appointed by our general partner, Kate Blankenship, Tor Olav Trøim, Georgina Sousa, Hans Petter Aas, Paul Leand Jr. and Bart Veldhuizen.  Our board has determined that Ms. Blankenship, Mr. Aas, Mr. Leand and Bart Veldhuizen satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.  Following our first annual meeting of unitholders, our board will consist of seven members, three of whom will be appointed by our general partner in its sole discretion and four of whom will be elected by our common unitholders.  At least three of the elected directors will meet the independence standards established by The Nasdaq Stock Market LLC.  Directors appointed by our general partner will serve as directors for terms determined by our general partner.  Directors elected by our common unitholders are divided into three classes serving staggered three-year terms.  Three of the current six directors appointed by our general partner will serve until our annual meeting in 2012, at which time they will be replaced by four directors elected by our common unitholders.  One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2013, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2014, and the remaining two directors will be designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2015.  At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders.  Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders.  However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board).  The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units.  Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.  Our audit committee is comprised of three directors, Hans Petter Aas, Kate Blankenship and Bart Veldhuizen.  Our board has determined that Mr. Aas, Ms. Blankenship and Mr. Veldhuizen satisfy the independence standards established by The Nasdaq Stock Market LLC.  Ms. Blankenship qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

We also have a conflicts committee comprised of two members of our board of directors.  The conflicts committee will be available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest.  The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us.  The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by The Nasdaq Stock Market LLC to serve on an audit committee of a board of directors and certain other requirements.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.  Our conflicts committee is currently comprised of Paul Leand Jr. and Bart Veldhuizen.  For additional information about the conflicts committee, please read “Item 7—Conflicts of Interest and Fiduciary Duties.”

Exemptions from Nasdaq Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to us.

Nasdaq rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors.  Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq rules.  In addition, Nasdaq rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors.  Accordingly, our board of directors is not comprised of a majority of independent directors.

Nasdaq rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee.  Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee.  In addition, Nasdaq rules do not require limited partnerships like us to have a compensation committee or a nominating/corporate governance committee.  Accordingly, we will not have a compensation committee or a nominating/corporate governance committee.

D.            Employees

Employees of Golar Management, including those employees acting as our executive officers, provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2011, Golar employed (directly and through ship managers) approximately 233 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees (other than our secretary). Our board of directors has the authority to hire other employees as it deems necessary.

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2011, there were no common units or subordinated units beneficially owned by:

•                  each of our current directors;

•                  each of our current named executive officers; and

•                  all of our directors and executive officers as a group.

This is based on information filed with the SEC and on information provided to us prior to April 20, 2012.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 26, 2012 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Golar LNG Limited(1)	9,327,254	40.3%	15,949,831	100%	63.4%
Kayne Anderson Capital Advisors LP(2)	1,950,746	8.43%	—	—	4.99%
BAMCO, Inc. NY(3)	1,517,350	6.56%	—	—	3.88%

(1)                        World Shipholding Ltd., the company that is the main shareholder of Golar, is indirectly controlled by trusts established by John Fredriksen, Chairman of the Board of Directors of Golar, for the benefit of his immediate family.  Amounts exclude the 2.0% general partner interest held by our general partner, a wholly-owned subsidiary of Golar.  The address of World Shipholding’s principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus.

(2)                        Based solely on information contained in a Schedule 13G/A filed on February 7, 2012 by Kayne Anderson Capital Advisors LP.  The address of Kayne Anderson Capital Advisors LP is 1800 Avenue of the Stars, Second Floor, Los Angeles CA 90067.

(3)        Based solely on the information set forth in a Schedule 13G filed jointly by Ronald Baron, Baron Capital Group, Inc. (“BCG”), BAMCO, Inc. (“BAMCO”), Baron Capital Management, Inc. (“BCM”), and Baron Small Cap Fund (“BSC”) with the SEC on February 14, 2012.  These securities are jointly owned by BCG, BAMCO, BCM, BSC and Ronald Baron.  Ronald Baron owns a controlling interest in BCG. BAMCO and BCM are subsidiaries of BCG. BSC is an advisory client of BAMCO. The principal business address for all holders is 767 Fifth Avenue, 49th Floor New York, NY 10153.

We are controlled by Golar LNG Limited. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.            Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties.  We may enter into related party transactions from time to time in the future. In connection with our initial public offering, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.  The related party transactions that we have entered into or were party to during the year ended December 31, 2011 are discussed below.

Net expenses (income) from related parties:

(in thousands of $)	2011
Transactions with Golar and affiliates:

Management and administrative services fees (a)	1,576
Ship management fees (b)	3,096
Interest expense on Golar LNG vendor financing loan (c)	3,085
Total	7,757

Receivables (payables) from related parties:

As of December 31, 2011 balances with related parties consisted of the following:

(in thousands of $)	2011
Trading balances due to Golar and affiliates (d)	3,076
Golar LNG vendor financing loan (c)	(222,310)
(219,234)

(a) Management and administrative services agreement - Golar management, a wholly — owned subsidiary of Golar, provides certain, management and administrative services to us pursuant to our amended and restated management and administrative services agreement. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, a company that is jointly controlled by Golar and Wilhelmsen Ship Management (Norway) AS.

(c) Golar LNG vendor financing loan - In October 2011, in connection with the purchase of the Golar Freeze, we entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum and interest payments are quarterly with a final balloon payment of $222.3 million in October 2014.

(d) Trading balances - Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on our behalf including ship management and administrative service fees due to Golar.

(e) $20 million revolving credit facility - On April 13, 2011, we entered into a $20.0 million revolving credit facility with Golar.  The facility matures in December 2014 and is unsecured and interest-free. As of December 31, 2011, we had not borrowed under the facility.

(f)  Dividends to China Petroleum Corporation - During the years ended December 31, 2011, 2010 and 2009, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid dividends to CPC of $2.4 million, $3.1 million and $1.4 million, respectively.

(g) Acquisition of the Golar Freeze — On October 19, 2011, we acquired Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108 million, resulting in total purchase consideration of approximately $231 million of which $222.3 million was financed by vendor financing in the form of the Golar LNG facility, further described in para (c) above. This transaction was concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The excess of the purchase price over the book value of the net assets acquired of $165.8 million has been accounted for as an equity distribution to Golar. The Board of Directors of the Partnership and the Conflicts Committee of the Board have approved the purchase price and vendor financing. The Conflicts Committee retained a financial, advisor DnB Nor Markets, to assist with its evaluation of the transaction.  See table below to illustrate the above transaction:

(in millions of $)	2011
Purchase consideration		231.3
Net assets of Golar Freeze acquired
- Vessel – historic book value	166.0
- Loan debt assumed	(108.0)
- Other net assets	7.5
Subtotal		65.5
Net impact to equity of purchase of Golar Freeze		165.8

Other Related Party Transactions

Prior to our IPO, we operated as a wholly-owned subsidiary of Golar. As such, the Bermudan and London office locations of Golar have provided general and corporate management services to us, as well as to Golar. As described in Note 2 — Significant Accounting Policies to our audited consolidated and combined financial statements included elsewhere in this Annual Report, we have included allocations of certain expenses including general and administrative expenses, derivative related expenses and others relating to these historical periods which had an aggregate impact on our consolidated and combined net income of $3.3 million for the year ended December 31, 2011. These allocated costs have been accounted for as an equity contribution.

Omnibus Agreement

At the closing of our IPO, we entered into an omnibus agreement with Golar and certain of its affiliates, our general partner and certain of our subsidiaries.  On October 5, 2011, we entered into an amendment to the omnibus agreement with the other parties thereto.  The following discussion describes certain provisions of the omnibus agreement, as amended.

Noncompetition

Under the omnibus agreement, Golar agreed, and caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any FSRU or LNG carrier operating under a charter for five or more years.  We refer to these vessels, together with any related charters, as “Five-Year Vessels” and to all other FSRUs and LNG carriers, together with any related charters, as “Non-Five-Year Vessels.” The restrictions in this paragraph did not prevent Golar or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)                                  acquiring, owning, operating or chartering Non-Five-Year Vessels;

(2)                                  acquiring one or more Five-Year Vessels if Golar promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)                                  putting a Non-Five-Year Vessel under charter for five or more years if Golar offers to sell the vessel to us for fair market value (x) promptly after the time it becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five or more years;

(4)                                  acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)                                  if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by Golar’s board of directors, Golar must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that Golar incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

(b)                                 if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by Golar’s board of directors, Golar must notify us of the proposed acquisition in advance.  Not later than 10 days following receipt of such notice, we will notify Golar if we wish to acquire such vessels in cooperation and simultaneously with Golar acquiring the Non-Five-Year Vessels.  If we do not notify Golar of our intent to pursue the acquisition within 10 days, Golar may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;

(5)                                  acquiring a non-controlling interest in any company, business or pool of assets;

(6)                                  acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)                                  acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)                                  providing ship management services relating to any vessel; or

(9)                                  acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised Golar that we consent to such acquisition, operation or charter.

If Golar or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the omnibus agreement we and our affiliates may not acquire, own, operate or charter Five-Year Vessels only.  The restrictions in this paragraph will not:

(1)                                  prevent us from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us;

(2)                                  prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)                                  if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to Golar for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to Golar separate from the acquired business; and

(b)                                 if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify Golar of the proposed acquisition in advance.  Not later than 10 days following receipt of such notice, Golar must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels.  If Golar does not notify us of its intent to pursue the acquisition within 10 days, we may proceed with the acquisition and then offer to sell such vessels to Golar as provided in (a) above;

(3)                                  prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to Golar described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(4)                                  prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if Golar has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately.  Upon a change of control of Golar, the noncompetition provisions of the omnibus agreement applicable to Golar will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have been converted to common units.

Golar Freeze

Under the omnibus agreement, Golar granted us the right to purchase the Golar Freeze at fair market value at any time prior to April 13, 2013.  In October 2011, the Partnership completed the acquisition of the Golar Freeze from Golar for a purchase price of $330 million. See “—Acquisition of the Golar Freeze.”

Nusantara Regas Satu (formerly named the Khannur)

Under the omnibus agreement, we have the right to purchase the Nusantara Regas Satu from Golar at fair market value upon completion of the vessel’s retrofitting and acceptance by its charterer.  If we and Golar are unable to agree upon the fair market value of the Nusantara Regas Satu, the fair market value will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase the Nusantara Regas Satu at such price.

Rights of First Offer on FSRUs and LNG carriers

Under the omnibus agreement, we and our subsidiaries granted to Golar a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us.  Under the omnibus agreement, Golar and its subsidiaries granted a similar right of first offer to us for any Five-Year Vessels they might own.  These rights of first offer do not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with a non-affiliated third-party or any Non-Five-Year Vessel, we or Golar will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction.  During the 30-day period after the delivery of such notice, we and Golar will negotiate in good faith to reach an agreement on the transaction.  If we do not reach an agreement within such 30-day period, we or Golar, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Golar, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately.  Upon a change of control of Golar, the right of first offer provisions applicable to Golar under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

Indemnification

Under the omnibus agreement, Golar agreed to indemnify us for a period of five years after our initial public offering (and for a period of at least three years after our purchase of the Nusantara Regas Satu, if applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us.  Liabilities resulting from a change in law after the closing of our initial public offering are excluded from the environmental indemnity.  There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Golar for environmental and toxic tort liabilities.  No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Golar is liable for claims only to the extent such aggregate amount exceeds $500,000.

Golar will also indemnify us for liabilities related to:

•                  certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of our initial public offering (or, in the case of the Nusantara Regas Satu, within three years after our purchase of the Nusantara Regas Satu, if applicable);

•                  certain income tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold; and

•                  any liabilities in excess of our scheduled payments under the UK tax lease used to finance the Methane Princess, including liabilities in connection with termination of such lease.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management and Administrative Services Agreement

In connection with our initial public offering, we entered into a management and administrative services agreement (as amended and restated, the management and administrative services agreement) with Golar Management, pursuant to which Golar Management agreed to provide certain management and administrative support services to us. As of July 1, 2011, we and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers.  The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the management and administrative services agreement entered into at the time of our initial public offering.  The agreement expires in May 2016.

The management and administrative services agreement may be terminated prior to the end of its term by us upon 120 days’ notice for any reason in the sole discretion of our board of directors.  In addition, the management and administrative services agreement may be terminated by Golar Management upon 120 days notice if:

•                  there is a change of control of us or our general partner;

•                  a receiver is appointed for all or substantially all of our property;

•                  an order is made to wind up our partnership;

•                  a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated or discharged; or

•                  we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

Under the management and administrative services agreement, certain officers and directors of Golar Management provide executive officer functions for our benefit.  These officers of Golar Management are responsible for our day-to-day management subject to the direction of our board of directors.  Our board of directors has the ability to terminate the arrangement with Golar Management regarding the provision of executive officer services to us with respect to any or all of such officers at any time in its sole discretion.

The administrative services provided by Golar Management include:

•                  commercial management services:  assistance with our commercial management and the execution of our business strategies;

•                  bookkeeping, audit and accounting services:  assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•                  legal and insurance services:  arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•                  administrative and clerical services:  assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•                  banking and financial services:  providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•                  advisory services:  assistance in complying with United States and other relevant securities laws;

•                  client and investor relations:  arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•                  integration of any acquired businesses.

Each month, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of these services.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us for the month.  Amounts payable under the management and administrative services agreement must be paid within 15 days after Golar Management submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the management and administrative services agreement, we agreed to indemnify Golar Management and its employees and agents against all actions which may be brought against them under the management and administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Golar Management or its employees or agents.

Fleet Management Agreements

Each vessel in our fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, as described below.  Under these fleet management agreements, our subsidiaries pay fees to and reimburse the costs and expenses of the vessel managers as described below.

Golar Mazo

The Golar Mazo is owned by Faraway Maritime Shipping Co. (or Faraway), in which we have a 60% interest.  Faraway has entered into a management agreement with Aurora Management Inc. (or Aurora Management), in which Golar has a 90% ownership interest, that provides for the general and technical management of the vessel.  Golar Management has an agreement with Golar Wilhelmsen to provide technical services to the Golar Mazo.

Management Agreement with Aurora Management.  Aurora Management has subcontracted the provision of these services to Gotaas Larsen International Limited (or Gotaas Larsen), a wholly-owned subsidiary of Golar, who subsequently subcontracted the provision of these services to Golar Maritime Limited (or Golar Maritime), a wholly-owned subsidiary of Golar, who then subcontracted the provision of services to Golar Management, a wholly-owned subsidiary of Golar.  The terms and provisions of the original management contract between Faraway and Aurora Management are substantially similar to each of the subcontract agreements related to the Golar Mazo (each a Mazo Management Agreement and collectively, the Mazo Management Agreements).

The Mazo Management Agreements require that Aurora and its sub-contractors use their best endeavors to perform the following management services, including all the acts, deeds, matters and things which are necessary for the proper and efficient management, operation, trading, maintenance, survey and repair of the Golar Mazo:

•                  the supervision of all drydocking, maintenance, surveys and repairs of the vessel;

•                  the provision of all applicable documentation and compliance with all applicable regulations;

•                  the engagement and provision of crews and the attendance to all matters pertaining to discipline, labor relations, welfare and amenities of the crews;

•                  the arrangement of the victualling and storing of the vessel;

•                  the arrangement of bunker, fuel and lubricating oil contracts for the vessel subject to the agreement or direction of Pertamina (the charterer of the Golar Mazo);

•                  the appointment of agents and sub-agents for the vessel, when requested;

•                  the arrangement of the loading and discharging of the vessel and all related matters, subject to the provisions of the time charter;

•                  the arrangement of all insurance in connection with the vessel;

•                  the control and management of inventories of spare parts, lube oils and provisions of the vessel and the control and management of bunkers, other fuel supplies, liquefied nitrogen and other such items;

•                  the giving of instructions to the master and officers of the vessel, subject to the provisions of the time charter;

•                  the handling and settlement of all insurance, average, salvage and other claims in connection with the vessel;

•                  the arrangement of the lay-up of the vessel;

•                  the training of the officers and crew and any trainees placed on board the vessel by Pertamina;

•                  the preparation of annual budgets and budgets for drydockings and any other estimates as may be required under the terms of the time charter;

•                  the payment on behalf of Faraway of all costs and expenses incurred in and about the provision of any of the management services or otherwise relating to the proper and efficient management, operation, insurance, maintenance, survey or repair of the vessel; and

•                  the commercial management of the vessel by Golar Management, including arranging and supervising the proper payment to Faraway’s account of all hire and/or freight revenues; the calculation of hire, freight and other money due to or from the charterer; and the issuing of voyage instructions.

Pursuant to the Mazo Management Agreements, Faraway currently pays a fee of $0.9 million per year to Aurora Management payable in equal monthly installments.  This annual rate is subject to an adjustment on January 1 of each year pursuant to a formula set forth in the agreement.  Aurora Management pays a fee to Gotaas Larsen, which then pays a fee to Golar Maritime, which finally pays a fee to Golar Management.  Each of these fees is payable on substantially the same terms and conditions as the fee paid by Faraway to Aurora Management.  The Mazo Management Agreements have terms equal to the length of the time charter with Pertamina.

The Mazo Management Agreements, with the exception of the agreement between Golar Maritime and Golar Management, may be terminated prior to the end of their initial term upon 12 months notice if:

•                  the vessel ceases to be owned by Faraway;

•                  the vessel becomes an actual, constructive, compromised or arranged total loss;

•                  the vessel is requisitioned for title or any other compulsory acquisition of the vessel occurs other than by requisition for hire;

•                  the vessel ceases to be chartered to Pertamina (other than by way of an assignment, or sub-charter, as permitted by the time charter with Pertamina);

•                  any money owed by either party pursuant to this agreement is not paid in full to the other party within a period of 45 days from the date of any demand for the payment thereof;

•                  Aurora Management is in material breach of any of the terms of the agreement, which breach is not remedied within 15 days;

•                  Aurora Management has exceeded its authority to act on behalf of Faraway, without the permission of Faraway;

•                  any license or permit required to enable either party to perform any of its obligations under the agreement is wholly or partially revoked, withdrawn, suspended or terminated or expires and is not renewed or otherwise fails to remain in full force, validity and effect;

•                  an order is made for bankruptcy, dissolution or winding-up of the business of either party or a substantial part of their assets or for the appointment of a liquidator, receiver or trustee;

•                  either party is unable to pay its debts as they come due, or is adjudicated or found bankrupt or insolvent;

•                  either party ceases to carry on its business, or a substantial part of the business, properties or assets of either party are seized or appropriated; or

•                  either party is rendered unable to carry out the whole or any part of its obligations under the agreement by reason of any force majeure and such inability continues for 90 days.

The Mazo Management Agreement between Golar Maritime and Golar Management will continue indefinitely unless and until terminated by either party at any time after giving 90 days’ written notice.  However, either Golar Management or Golar Maritime may terminate the contract by written notice in the case of the following:

•                  any money payable to Golar Management pursuant to this agreement has not been paid within 30 days of a demand by Golar Management for payment;

•                  if it becomes impossible, in the opinion of Golar Management, for Golar Management to perform its duties and carry out the services required by the contract; or

•                  if there is an order made or resolution passed for the winding up of Golar Maritime or Golar Management or if a receiver has been appointed with respect to either party, or if either party suspends payment, ceases to carry on its business, or makes a special arrangement with its creditors.

In addition to the fees payable under the Mazo Management Agreements, the agreement also provides that Faraway must make available to Aurora on the first day of each month an amount equal to one-twelfth of the agreed operating budget to provide for the operating expenses associated with the proper and efficient management of the vessel that are to be paid by Aurora.  Further, under the Mazo Management Agreements, Aurora Management and its employees, agents and sub-contractors will be indemnified by Faraway against all actions which may be brought against them or incurred or suffered by them arising out of or in connection with their performance under the Mazo Management Agreements.

Technical Management Agreement with Golar Wilhelmsen.  In order to assist with the technical management of the vessel, Golar Management has entered into the BIMCO Standard Ship Management Agreement with Golar Wilhelmsen, as sub-managers, for the operations of the Golar Mazo (or the Mazo Sub-Management Agreement).  The Mazo Sub-Management Agreement provides that Golar Wilhelmsen must use its best endeavors to provide the following technical services:

•                  Crew Management.  Golar Wilhelmsen must provide suitably qualified crew for the Golar Mazo and provide for the management of the crew including, but not limited to, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, and conducting union negotiations.

•                  Technical Management.  Golar Wilhelmsen must provide for the technical management of the Golar Mazo, which includes, but is not limited to the provision of competent personnel to supervise the maintenance and efficiency of the vessel; arrange and supervise drydockings, repairs, alterations and maintenance of such vessel and arrange and supply the necessary stores, spares and lubricating oils.

In addition to the standard terms of the BIMCO Standard Ship Management Agreement, pursuant to a rider to the Mazo Sub-Management Agreement, Golar Management pays an annual management fee of $200,000 to Golar Wilhelmsen in equal monthly installments in respect of the Golar Mazo.  We are not responsible for paying this $200,000 management fee to Golar Wilhelmsen.  This fee is subject to upward adjustments based on cost of living indexes in the domicile of Golar Wilhelmsen.  Golar Wilhelmsen is entitled to extra remuneration for the performance of tasks outside the scope of the Mazo Sub-Management Agreement and the related rider.

The Mazo Sub-Management Agreement will terminate upon failure by either party to meet its obligations under the agreement, in the case of the sale or total loss of the vessel, or in the event an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed.  In addition, Golar Management must indemnify Golar Wilhelmsen and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the agreement.

Methane Princess

The disponent owner of the Methane Princess is Golar 2215 UK Ltd (or Golar 2215), and the vessel is subject to two management agreements providing for its day-to-day operations.

Management Agreement with Golar Management.  Golar 2215 has entered into a management agreement with Golar Management to manage the Methane Princess (or the Princess Management Agreement) in accordance with sound commercial and technical ship management practice, so far as reasonably practicable.  The management services to be provided by Golar Management are substantially similar to the management services provided pursuant to the Mazo Management Agreement and also include:

•                  the receipt and collection of all hire, freight revenue or other money associated with the employment of the vessel;

•                  seeking employment for the vessel and negotiating and administering charter parties or other contracts;

•                  seeking, negotiating and administering any loan or other financing required for the vessel; or

•                  negotiating contracts for the technical management and crewing of the vessel.

To carry out the services required pursuant to the Princess Management Agreement, Golar Management is entitled to engage the services of sub-managers to carry out its duties.

Pursuant to this agreement, Golar 2215 currently pays to Golar Management a fee of $475,000 per year, which is payable in equal monthly installments in advance and reviewed annually and revised by the mutual agreement of the parties.  Pursuant to the management agreement, Golar 2215 pays to or reimburses Golar Management an amount equivalent to the disbursements and expenses in connection with the provision of the services contracted under the management agreement.  In addition, Golar Management may also require Golar 2215 to establish a float fund for the purpose of meeting the expenses associated with the operation of the vessel.

The Princess Management Agreement will continue indefinitely unless and until terminated upon notice by either part within 30 days of expected termination.  However, Golar Management is entitled to terminate the agreement by notice in writing in the case of any of the following:

•                  there is no longer a vessel governed by the agreement and there is not then on order or under construction a newbuilding which will be entrusted to Golar Management upon delivery;

•                  any money payable to Golar Management pursuant to the agreement has not been paid within 90 days of a demand by Golar Management for payment;

•                  if it becomes impossible, in the opinion of Golar Management, for Golar Management to perform its duties and carry out the services required by the contract; or

•                  if there is an order made or resolution passed for the winding up of Golar 2215 or Golar Management or if a receiver has been appointed with respect to either party, or if either party suspends payment, ceases to carry on its business, or makes a special arrangement with its creditors.

In addition, pursuant to the terms of the Princess Management Agreement, Golar 2215 has agreed to indemnify Golar Management against all actions, proceedings, claims, demands or liabilities brought against Golar Management in relation to whatever may be done or caused or purported to be done by Golar Management in the course of performing the services contracted for in the agreement, unless Golar 2215 proves that the actions, proceedings, claims, demands or liabilities resulted solely from the negligence, gross negligence or willful default by Golar Management or its employees or sub-agents.  However, Golar Management will not be liable for any of the actions of the crew, except to the extent they are shown to be the result of a failure by Golar Management.

Technical Management Agreement with Golar Wilhelmsen.  In order to assist with the technical management of the vessel, Golar Management has entered into the BIMCO Standard Ship Management Agreement with Golar Wilhelmsen, as sub-managers, for the operations of the Methane Princess, the Golar Spirit, the Golar Freeze and the Golar Winter (the Princess/Spirit/Freeze/Winter Sub-Management Agreement).  The Princess/Spirit/Freeze/Winter Sub-Management Agreement provides that Golar Wilhelmsen must use its best endeavors to provide the following technical services:

•                  Crew Management.  Golar Wilhelmsen must provide suitably qualified crew for each vessel and provide for the management of the crew including, but not limited to, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, and conducting union negotiations.

•                  Technical Management.  Golar Wilhelmsen must provide for the technical management of each vessel, which includes, but is not limited to the provision of competent personnel to supervise the maintenance and efficiency of the vessel; arrange and supervise drydockings, repairs, alterations and maintenance of such vessel and arrange and supply the necessary stores, spares and lubricating oils.

In addition to the standard terms of the BIMCO Standard Ship Management Agreement, pursuant to a rider to the Princess/Spirit/Freeze/Winter Sub-Management Agreement, Golar Management is responsible for paying a cumulative annual management fee of $200,000 to Golar Wilhelmsen in equal monthly installments in respect of the Golar Princess.  We are not responsible for paying this $200,000 management fee to Golar Wilhelmsen.  This fee is subject to upward adjustments based on cost of living indexes in the domicile of Golar Wilhelmsen.  Golar Wilhelmsen is entitled to extra remuneration for the performance of tasks outside the scope of the Princess/Spirit/Freeze/Winter Sub-Management Agreement and the related rider.

The Princess/Spirit/Freeze/Winter Sub-Management Agreement will terminate upon failure by either party to meet its obligations under the agreement, in the case of the sale or total loss of the vessel, or in the event an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed.  In addition, Golar Management must indemnify Golar Wilhelmsen and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising from or in connection with the performance of the agreement.

Golar Spirit and Golar Winter

The disponent owner of the Golar Spirit is Golar Spirit UK Ltd (or Golar Spirit UK), and the disponent owner of the Golar Winter is Golar Winter UK Ltd (or Golar Winter UK).  Each vessel is subject to two management agreements providing for its day-to-day operations.

Management Agreement with Golar Management.  Golar Spirit UK and Golar Winter UK have entered into management agreements with Golar Management to manage the Golar Spirit and the Golar Winter respectively, in accordance with sound commercial and technical ship management practice, so far as reasonably practicable (or the Spirit/Winter Management Agreements).  The management services to be provided by Golar Management under the Spirit/Winter Management Agreements are substantially similar to the management services provided pursuant to the Princess Management Agreement.  In addition, Golar Management is entitled to engage the services of sub-managers to carry out its duties under these agreements.

Golar Spirit UK currently pays a fee of $575,000 per year, and Golar Winter UK currently pays a fee of $575,000 per year, to Golar Management under the applicable management agreements.  This fee is payable in equal monthly installments in advance and reviewed annually and revised by the mutual agreement of the parties.  Pursuant to the Spirit/Winter Management Agreements, Golar Spirit UK and Golar Winter UK pay to or reimburse Golar Management an amount equivalent to the disbursements and expenses in connection with the provision of the services contracted under its respective agreement.  In addition, Golar Management may also require Golar Spirit UK and Golar Winter UK to establish float funds for the purpose of meeting the expenses associated with the operation of the respective vessel.

The Spirit/Winter Management Agreements will continue indefinitely unless and until terminated upon notice by either party within 30 days of expected termination.  In addition, Golar Management is entitled to terminate the agreements by notice in writing pursuant to termination provisions that are substantially similar to those under the Princess Management Agreement.

In addition, pursuant to the terms of the Spirit/Winter Management Agreements, Golar Spirit UK and Golar Winter UK have agreed to indemnify Golar Management against all actions, proceedings, claims, demands or liabilities brought against Golar Management in relation to whatever may be done or caused or purported to be done by Golar Management in the course of performing the services contracted for in the agreements, unless it can be proven that the actions, proceedings, claims, demands or liabilities resulted solely from the negligence, gross negligence or willful default by Golar Management or its employees or sub-agents.  However, Golar Management will not be liable for any of the actions of the crew, except to the extent they are shown to be the result of a failure by Golar Management.

Technical Management Agreement with Golar Wilhelmsen.  Golar Wilhelmsen provides certain crew management and technical management services and provisions to the Golar Spirit and the Golar Winter pursuant to the Princess/Spirit/Freeze/Winter Sub-Management Agreement described above for which Golar Management is solely responsible for paying an annual fee of $300,000 per vessel.

Golar Freeze

The disponent owner of the Golar Freeze is Golar Freeze UK Limited (or Golar Freeze UK). This vessel is subject to two management agreements providing for its day-to-day operations.

Management Agreement with Golar Management.  Golar Freeze UK has entered into a management agreement with Golar Management to manage the Golar Freeze in accordance with sound commercial and technical ship management practice, as reasonably practicable (or the Freeze Management Agreement).  The management services to be provided by Golar Management under the Freeze Management Agreement are substantially similar to the management services provided pursuant to the Princess Management Agreement.  In addition, Golar Management is entitled to engage the services of sub-managers to carry out its duties under these agreements.

Golar Freeze UK currently pays a fee of $575,000 per year to Golar Management under the management agreement.  This fee is payable in equal monthly installments in advance and reviewed annually and revised by the mutual agreement of the parties.  Pursuant to the Freeze Management Agreement, Golar Freeze Holding pays to or reimburses Golar Management an amount equivalent to the disbursements and expenses in connection with the provision of the services contracted under its respective agreement.  In addition, Golar Management may also require Golar Freeze UK to establish float funds for the purpose of meeting the expenses associated with the operation of the vessel.

The Freeze Management Agreement shall have a term of four years and nine months from July 2011, unless earlier terminated upon notice by the Partnership upon 120 days written notice.  In addition, Golar Management is entitled to terminate the agreement by notice in writing in case of the following:

•                  a change of control of the Partnership;

•                  appointment of receiver for all or substantially all of the property of the Partnership;

•                  an order to wind up the Partnership;

•                  a final judgment, order or decree which materially affects the ability of the Partnership to perform under the agreement; or

•                  a general assignment made by the Partnership for the benefit of its creditors.

In addition, pursuant to the terms of the Freeze Management Agreement, Golar Freeze UK has agreed to indemnify Golar Management against all actions, proceedings, claims, demands or liabilities brought against Golar Management in relation to whatever may be done or caused or purported to be done by Golar Management in the course of performing the services contracted for in the agreements, unless it can be proven that the actions, proceedings, claims, demands or liabilities resulted solely from the negligence, gross negligence or willful default by Golar Management or its employees or sub-agents.

Technical Management Agreement with Golar Wilhelmsen.  Golar Wilhelmsen provides certain crew management and technical management services and provisions to the Golar Freeze pursuant to the Princess/Spirit/Freeze/Winter Sub-Management Agreement described above for which Golar Management is solely responsible for paying an annual fee of $300,000 per vessel.

Sponsor Credit Facility

In connection with the closing of our initial public offering, we entered into the sponsor credit facility with Golar, to fund our working capital requirements.  The sponsor credit facility has a term of four years and is interest-free and unsecured.  For a more detailed description of this credit facility, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Sponsor Credit Facility.”

C.            Interests of Experts and Counsel

Not applicable.

Item 8.                                   Financial Information

A.            Consolidated Statements and Other Financial Information

Please see Item 18 — Financial Statements below for additional information required to be disclosed under this item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims.  These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.  We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it.  Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash.  Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us.  Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•                  Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•                  We will be subject to restrictions on distributions under our financing arrangements, including the Golar LNG Partners credit facility and lease arrangements.  Our financing arrangements contain material financial tests and covenants that must be satisfied in order to pay distributions.  If we are unable to satisfy the restrictions included in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

•                  We are required to make substantial capital expenditures to maintain and replace our fleet.  These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives.  In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders.  In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•                  Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended.  During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders.  After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units.  Golar currently owns approximately 40.3% of our common units and all of our subordinated units.

•                  Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•                  Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•                  We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel (including, without limitation, through a customer’s exercise of its purchase option) or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.  Please read “Item 3—Key Information—Risk Factors” for a discussion of these factors.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.3850 per unit, or $1.54 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.  There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter.  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.  We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements.  Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make distributions.

During the year ended December 31, 2011, the aggregate amount of cash distribution paid was $29.3 million.

On February 2012, our board of directors authorized a quarterly cash distribution for the three month period ended December 31, 2011 of $0.43 per unit. The distribution was paid on February 15, 2012 to all holders of record of common units, subordinated units and the general partner units on February 9, 2012. The aggregate amount of the paid distribution was $17.1 million.

Subordination Period

General

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.  Distribution arrearages do not accrue on the subordinated units.  The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.  Our general partner and Golar currently hold the incentive distribution rights.  The incentive distribution rights may be transferred separately from our general partner interest, subject to restrictions in the partnership agreement.  Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2016.  Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels.  The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.  The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.  The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.3850	98.0%	2.0%	0%
First Target Distribution	up to $0.4428	98.0%	2.0%	0%
Second Target Distribution	above $0.4428 up to $0.4813	85.0%	2.0%	13.0%
Third Target Distribution	above $0.4813 up to $0.5775	75.0%	2.0%	23.0%
Thereafter	above $0.5775	50.0%	2.0%	48.0%

B.            Significant Changes

Not applicable.

Item 9.                                   The Offer and Listing.

C.            Markets

Our common units started trading on The Nasdaq Global Market under the symbol “GMLP” on April 8, 2011.

The following table sets forth the high and low prices for the common units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2011(1)	$30.91	$22.41
Third quarter 2011	29.74	22.41
Fourth quarter 2011	30.91	23.02
First quarter 2012	39.05	30.23
Month ended October 31, 2011	29.10	23.02
Month ended November 31, 2011	29.48	27.37
Month ended December 31 2011	30.91	28.61
Month ended January 31, 2012	35.35	30.23
Month ended February 29, 2012	38.90	33.73
Month ended March 31, 2012	39.05	35.81

(1)                        For the period from April 8, 2011 through December 31, 2011.

(2)                        For the period from April 8, 2011 through June 30, 2011.

Item 10.                            Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on April 5, 2011.

C.            Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

1.               Credit facility agreement dated September 29, 2008 providing for a Senior Secured Revolving Credit Facility by and among Golar LNG Partners L.P. (as borrower) and the Banks and Financial Institutions Referred to therein (as lenders). In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility).  The loan is secured against the Golar Spirit and assignment to the lending bank of a mortgage given to us by the lessors of the Methane Princess and the Golar Spirit, with a second priority charge over the Golar Mazo. The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a summary of certain terms.

2.               Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.  See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions for a summary of certain contract terms.”

3.               Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited. See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions for a summary of certain contract terms.”

4.               First Amended and Restated Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited.  In connection with our initial public offering, we entered into a management and administrative services agreement (as amended and restated, the management and administrative services agreement) with Golar Management, pursuant to which Golar Management agreed to provide certain management and administrative support services to us. As of July 1, 2011, we and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers.  The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the management and administrative services agreement entered into at the time of our initial public offering. See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

5.               Contribution and Conveyance Agreement, dated as of April 5, 2011, among Golar LNG Limited, Golar GP LLC, Golar LNG Partners LP, Golar LNG Holding Co., and Golar Partners Operating LLC, pursuant to which, among other things, Golar contributed interests in certain vessels in our initial fleet to us in connection with our initial public offering.

6.               Time Charter Party dated July 2, 1997 between Faraway Maritime Shipping Company and Pertamina.  See “Item 4—Information on the Partnership—Business Overview—LNG Carrier Charters” for a summary of certain contract terms.

7.               Time Charter Party dated August 27, 2003 between Golar 2215 UK Ltd. and Methane Services Limited.  See “Item 4—Information on the Partnership—Business Overview—LNG Carrier Charters” for a summary of certain contract terms.

8.               Time Charter Party dated September 4, 2007 between Golar Spirit UK Ltd. and Petróleo Brasileiro S.A.  “Item 4—Information on the Partnership—Business Overview—FSRU Charters” for a summary of certain contract terms.

9.               Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. “Item 4—Information on the Partnership—Business Overview—FSRU Charters” for a summary of certain contract terms.

10.         Time Charter Party dated September 4, 2007 between Golar Winter UK Ltd. and Petróleo Brasileiro S.A.  See “Item 4—Information on the Partnership—Business Overview—FSRU Charters” for a summary of certain contract terms.

11.         Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. See “Item 4—Information on the Partnership—Business Overview—FSRU Charters” for a summary of certain contract terms.

12.         $20.0 Million Revolving Credit Agreement by and between Golar LNG Partners LP and Golar LNG Limited.  In connection with our initial public offering, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility has a term of four years and is interest-free and unsecured.  As of December 31, 2011, we had not borrowed under the facility.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a summary of certain terms.

13.         Purchase, Sale and Contribution Agreement, dated October 5, 2011, by and between the Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Freeze.  See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

14.         Loan Agreement, dated October 18, 2011, by and between Golar LNG Limited as the lender and Golar LNG Partners LP as the borrower.  In connection with our acquisition of the Golar Freeze from Golar in October 2011, we entered into a financing loan agreement with Golar for an amount of $222.3 million (or the Golar Freeze vendor loan). The Golar Freeze vendor loan is unsecured and bears interest at a fixed rate of 6.75% per annum and interest payments are quarterly over three years with a final balloon payment of $222.3 million due in October 2014. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a summary of certain terms.

D.            Exchange Controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our partnership agreement.

E.              Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect.  Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below.  Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Golar LNG Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below.  If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership.  Unitholders who are partners in a partnership holding our common units, should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders.  The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.  This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes.  Consequently, among other things, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•                  an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•                  a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•                  a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain.  U.S. Holders that are corporations generally will not be entitled to claim dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation.  Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.  In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in taxable years beginning on or after January 1, 2013 will be taxed at rates applicable to ordinary income.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.”  In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit.  In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value).  If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition to U.S. federal income tax imposed on dividends received from us, recently enacted legislation will impose a 3.8% Medicare tax on certain net investment income, including dividends, earned by a U.S. Individual Holder in a taxable year beginning on or after January 1, 2013, to the extent that such holder’s adjusted gross income exceeds a threshold amount.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units.  The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  A U.S. Holder’s ability to deduct capital losses is subject to limitations.  Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•                  at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property, and rents derived other than in the active conduct of a rental business); or

•                  at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.  By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation we do not believe that we are or will be a PFIC with respect to any taxable year.  We believe that (1) more than 25.0% of the income we earn from our present time chartering activity and more than 50.0% of the assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from our time charters that we concluded should not be treated as passive income (and any other income that does not constitute passive income) exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under such time charters (and any other assets that we believe do not constitute passive assets) exceeds 50.0% of the average value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any year.  This belief is based on representations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.  Based on our analysis of the terms of our charters under the analogous legal authorities described below, we believe that more than 25.0% of the gross income we derive or are deemed to derive from the time chartering activities of our subsidiaries should constitute services income, rather than rental income.  Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to such time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC.

The conclusions described above are not free from doubt.  While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (or the Fifth Circuit) held that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code.  In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules.  If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC.  The IRS has announced its disagreement and nonacquiescence with the analysis in that case and the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.  Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation.  Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations.  Thus, there is a possibility that the IRS or a court could disagree with this position.  Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below.  If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs.  However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries.  In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year.  The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed.  An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.  A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units.  The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized.  Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units.  Under these special rules:

•                  the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•                  the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder.  Unitholders who are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business.  If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business.  However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business.  A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment).  However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting.  These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•                  fails to provide an accurate taxpayer identification number;

•                  is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•                  in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax.  Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) with an aggregate value in excess of $50,000 are required to report information relating to such assets.  Significant penalties may apply for failure to satisfy the reporting obligations described above.  Unitholders should consult their tax advisors regarding their reporting obligations, if any, result of their purchase, ownership or disposition of our units.

Non-United States Tax Considerations

Marshall Islands Tax Consequences

The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

We and certain of our subsidiaries are incorporated in the Marshall Islands.  Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to unitholders that are not residents or domiciled or carrying any commercial activity in the Marshall Islands, nor will such unitholders be subject to any Marshall Islands taxation on the sale or other disposition of common units.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident or individuals not ordinarily resident for tax purposes in the United Kingdom (non-U.K. Holders).

Prospective unitholders who are resident or ordinarily resident in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units.  For this purpose, a company incorporated outside of the United Kingdom will be treated as resident in the United Kingdom in the event its central management and control is carried out in the United Kingdom.

The discussion that follows is based upon existing United Kingdom legislation and current H.M.  Revenue & Customs practice as of the date of this Annual Report.  Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.  Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Golar LNG Partners LP.

Taxation of Non-U.K. Holders

Under the United Kingdom Tax Acts, non-U.K. holders will not be subject to any United Kingdom taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•                  we are not treated as carrying on business in the United Kingdom;

•                  such holders do not have a fixed base or permanent establishment in the United Kingdom to which such common units pertain; and

•                  such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a business in the United Kingdom.

A non-United Kingdom resident company or an individual not resident or ordinarily resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom.  Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom.  Consequently, we expect that non-U.K. Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of their common units.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in the United Kingdom for the purposes of the United Kingdom Tax Acts, our unitholders would be considered to be carrying on business in the United Kingdom and would be required to file tax returns with the United Kingdom taxing authority and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the double taxation agreement between the United Kingdom and the United States), would be subject to taxation in the United Kingdom on any income and chargeable gains that are considered to be attributable to the business carried on by us in the United Kingdom.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

F.             Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

I.                Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks.  We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 — Significant Accounting Policies to our audited consolidated and combined financial statements.  Further information on our exposure to market risk is included in Note 23 — Financial Instruments to our audited consolidated and combined financial statements included elsewhere in this Annual Report.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk.  There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates.  Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates.  We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates.  Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt.  Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of December 31, 2011, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation, net of restricted cash, was $465.9 million.  The principal of the loans and net capital lease obligations outstanding as of December 31, 2011 was $745.5 million.  Based on our floating rate debt and net capital lease obligations outstanding of $54.0 million as of December 31, 2011, a 1% increase in the floating interest rate would increase interest expense by $0.3 million for the year ended December 31, 2011.  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31 2011, please read Note 23 to the Golar LNG Partners audited consolidated and combined financial statements included elsewhere in this Annual Report.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais.  Based on our GBP expenses for the year ended December 31, 2011, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.5 million.  Based on our Brazilian Real expenses for the year ended December 31, 2011, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net revenue and expenses by approximately $0.8 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro or Brazilian Real.  Based on the crew costs for the year ended December 31, 2011, a 10% depreciation of the U.S. Dollar against the Euro and the Brazilian Real would increase our crew cost by approximately $1.0 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in British Pounds, although it is hedged by the British Pound cash deposit that secures the obligations under the lease.  We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation.  Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the British Pound cash deposit.  Based on this lease obligation and the related cash deposit as of December 31, 2011, a 10% appreciation in the U.S. Dollar against British Pounds would give rise to a foreign exchange movement of approximately $0.3 million.

In respect of the Golar Winter lease, the obligation is denominated in GBP. As of December 31, 2011, the cash deposit securing the lease obligation is $nil.  We are therefore exposed to the currency movements on the lease obligation of $119.4 million as of December 31, 2011.  In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations.  We could be exposed to a currency fluctuation risk if we terminate this lease.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2011, we were in compliance with all the debt covenants under our various debt agreements with the exception of our consolidated net worth covenant under our Golar LNG Partners credit facility. In March 2012, we received a waiver relating to our requirement to comply with the consolidated net worth covenant as of December 31, 2011 from the lenders under our Golar LNG Partners credit facility. Absent this waiver, we would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of our acquisition from Golar of a 100% interest in the subsidiaries that own and operate the Golar Freeze. Such acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds we paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in our equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by us from Golar that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions by us from Golar, the addition to our consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial and Accounting, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the partnership’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                          [Reserved]

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Kate Blankenship qualifies as an audit committee financial expert and is independent under applicable Nasdaq and SEC standards.

Item 16B.                 Code of Ethics

We have adopted the Golar LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the “Corporate Governance” tab in the “Investor Relations” section of our website (www.golarlngpartners.com). We intend to disclose, under this tab of our web site, any waivers to or amendments of the Golar LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C.                 Principal Accountant Fees and Services

Our principal accountant for 2011 was PricewaterhouseCoopers LLP.

Fees Incurred by the Partnership for PricewaterhouseCoopers LLP’s Services

In 2011 and 2010, the fees rendered by the auditors were as follows:

	2011	2010
Audit Fees	$269,579	$—
Audit-Related Fees	828,962	—
Tax Fees	19,153	—
All Other Fees	—	—
	$1,117,694	$—

Audit Fees

Audit fees for 2011 include fees related to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Audit-Related Fees

Audit related fees in 2011 include fees relating to professional services comprising of assurance work in connection with financing and other agreements in connection with our IPO in April 2011 which have not been reported under Audit Fees above.  These fees were borne by Golar on our behalf.

Tax Fees

Tax fees for 2011 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2011 subsequent to our initial public offering.

Item 16D.                Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.                  Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.                Corporate Governance

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to us.

Nasdaq rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors.  Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq rules.  In addition, Nasdaq rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors.  Accordingly, our board of directors is not comprised of a majority of independent directors.

Nasdaq rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee.  Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee.  In addition, Nasdaq rules do not require limited partnerships like us to have a compensation committee or a nominating/corporate governance committee.  Accordingly, we will not have a compensation committee or a nominating/corporate governance committee.

Item 16H.                Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

Not applicable.

Item 18.                          Financial Statements

The following financial statements, together with the related reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-34.

Item 19.                          Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Certificate of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
1.2*	First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP
4.1

Facility Agreement dated September 29, 2008 for a Senior Secured Revolving Credit Facility by and among Golar LNG Partners L.P. (as borrower) and the Banks and Financial Institutions Referred to therein (as lenders) (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.2*	Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited
4.2(a)*	Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited
4.3*	First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited
4.4*	Contribution and Conveyance Agreement, dated as of April 5, 2011, among Golar LNG Limited, Golar GP LLC, Golar LNG Partners LP, Golar LNG Holding Co., and Golar Partners Operating LLC
4.5†

Time Charter Party dated July 2, 1997 between Faraway Maritime Shipping Company and Pertamina (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.6†

Time Charter Party dated August 27, 2003 between Golar 2215 UK Ltd. and Methane Services Limited (incorporated by reference to Exhibit 10.6 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.7†

Time Charter Party dated September 4, 2007 between Golar Spirit UK Ltd. and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.10†

Time Charter Party dated September 4, 2007 between Golar Winter UK Ltd. and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.10 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.11†

Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.11 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.13	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.14*	$20.0 Million Revolving Credit Agreement by and between Golar LNG Partners LP and Golar LNG Limited

Exhibit Number	Description
4.15*

Purchase, Sale and Contribution Agreement, dated October 5, 2011, by and between the Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Freeze

4.16*	Loan Agreement, dated October 18, 2011, by and between Golar LNG Limited as the lender and Golar LNG Partners LP as the borrower
8.1*	Subsidiaries of Golar LNG Partners LP.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Financial and Accounting Officer.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer.
101. INS**	XBRL Instance Dcoument
101. SCH**	XBRL Taxonomy Extension Schema
101. CAL**	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF**	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB**	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE**	XBRL Taxonomy Extension Schema Presentation Linkbase

*                               Filed herewith.

†                               Certain portions have been omitted pursuant to a confidential treatment request.  Omitted information has been filed separately with the Securities and Exchange Commission.

**                        Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive Officer
Date:	April 26, 2012

INDEX TO FINANCIAL STATEMENTS

Page
GOLAR LNG PARTNERS LP
AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated and Combined Carve-Out Statements of Operations for the years ended December 31, 2011, 2010 and 2009	F-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009	F-4
Consolidated and Combined Carve-Out Balance Sheets as of December 31, 2011 and 2010	F-5
Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	F-6
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ and Dropdown Predecessor Equity for the years ended December 31, 2011, 2010 and 2009	F-7
Notes to the Audited Consolidated and Combined Carve-Out Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

In our opinion, the accompanying consolidated and combined carve-out balance sheets and the related consolidated and combined carve-out statements of statements of operations, comprehensive income,  changes in partners’ capital/owners’  and dropdown  predecessor equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Partners LP and its subsidiaries (the “Partnership”) at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom
April 26, 2012

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands of $, except per unit amounts)

	Notes	2011	2010	2009
Operating revenues
Time charter revenues		203,725	182,540	126,634
Total operating revenues		203,725	182,540	126,634
Operating expenses
Vessel operating expenses		33,069	32,505	29,762
Voyage expenses		238	1,950	4,909
Administrative expenses		5,203	5,591	5,040
Depreciation and amortization		35,634	33,068	28,238
Impairment of long-term assets	7	—	1,500	1,500
Total operating expenses		74,144	74,614	69,449
Operating income		129,581	107,926	57,185
Financial income (expense)
Interest income		1,547	3,388	7,173
Interest expense		(19,880)	(17,952)	(27,306)
Other financial items, net	8	(20,115)	(20,629)	16,764
Net financial expenses		(38,448)	(35,193)	(3,369)
Income before income taxes and non-controlling interest		91,133	72,733	53,816
Income taxes	9	(1,609)	(1,122)	(1,640)
Net income		89,524	71,611	52,176
Net income attributable to non-controlling interest		(9,863)	(9,250)	(9,012)
Net income attributable to Golar LNG Partners LP Owners		79,661	62,361	43,164
Dropdown Predecessor’s interest in net income (loss) (note 1)		16,064	4,627	(2,122)
General Partner’s interest in net income		1,272	1,155	906
Limited Partners’ interest in net income		62,325	56,579	44,380

Earnings per unit:	26
Common unit (basic and diluted)		1.89	1.54	1.54
Subordinated unit (basic and diluted)		1.16	1.31	0.55
General partner unit (basic and diluted)		1.59	1.45	1.14

Cash distributions declared and paid per unit (1)		1.16	—	—

(1) Cash distributions declared in respect of the year ended December 31, 2011. Of this amount, $0.73 per unit was paid in 2011 and $0.43 was declared and paid in February 2012.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands of $)

	2011	2010	2009

Net income	89,524	71,611	52,176
Other comprehensive income (loss):
Unrealized net gain (loss) on qualifying cash flow hedging instruments	904	(2,302)	2,931
Other comprehensive income (loss)	904	(2,302)	2,931
Comprehensive income	90,428	69,309	55,107
Comprehensive income attributable to:
Owners’ and Dropdown Predecessor Equity	80,565	60,059	46,095
Non-controlling interest	9,863	9,250	9,012
	90,428	69,309	55,107

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

(in thousands of $)

	Notes	2011	2010
ASSETS
Current assets
Cash and cash equivalents		45,962	44,100
Restricted cash and short-term investments	16	24,512	21,815
Trade accounts receivable	11	132	619
Other receivables, prepaid expenses and accrued income	12	2,292	1,612
Amounts due from related parties	24	3,076	18,824
Inventories		641	671
Total current assets		76,615	87,641
Long-term assets
Restricted cash	16	140,262	140,970
Vessels, net	13	481,882	505,039
Vessels under capital leases, net	14	371,173	383,695
Deferred charges	15	5,524	5,516
Other non-current assets	17	39	13,032
Total assets		1,075,495	1,135,893
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	20	49,906	47,390
Current portion of obligations under capital leases	21	3,240	3,113
Trade accounts payable		333	817
Accrued expenses	18	8,765	9,575
Amounts due to related parties	24	—	369
Other current liabilities	19	66,316	59,545
Total current liabilities		128,560	120,809
Long-term liabilities
Long-term debt	20	350,668	400,574
Long-term debt due to related parties	20	222,310	—
Obligations under capital leases	21	264,840	268,380
Other long-term liabilities	22	19,153	70,870
Total liabilities		985,531	860,633
Commitments and contingencies (See Note 25)
Equity
Owner’s and Dropdown Predecessor Equity		—	219,790
Partners’ capital:
Common unitholders		30,163	—
Subordinated unitholders		369	—
General partner interest		1,537	—
Total Partners’ capital		32,069	—
Accumulated other comprehensive (loss) income		(5,039)	—
		27,030	219,790
Non-controlling interest		62,934	55,470
Total equity		89,964	275,260
Total liabilities and equity		1,075,495	1,135,893

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR

THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands of $)

	Notes	2011	2010	2009
Operating activities
Net income		89,524	71,611	52,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		35,634	33,068	28,238
Amortization of deferred tax benefit on intragroup transfers		(540)	—	—
Impairment of long-term assets		—	1,500	1,500
Amortization of deferred charges		848	769	680
Unrealized foreign exchange losses (gains)		1,040	(4,139)	13,105
Drydocking expenditure		—	(7,266)	(5,960)
Trade accounts receivable		407	(154)	(346)
Inventories		30	186	492
Prepaid expenses, accrued income and other assets		378	(982)	5,106
Amounts due from/to related parties		15,379	(29,047)	121
Trade accounts payable		(485)	1,589	(3,745)
Accrued expenses		(510)	909	(3,942)
Interest element included in obligations under capital leases		897	997	1,182
Loss on termination of lease financing agreements		—	1,758	—
Other current liabilities		7,701	11,531	(26,775)
Net cash provided by operating activities		150,303	82,330	61,832
Investing activities
Additions to vessels		(858)	(30,231)	(141,308)
Restricted cash and short-term investments		(2,686)	201,172	17,578
Net cash (used in) provided by investing activities		(3,544)	170,941	(123,730)
Financing activities
Proceeds from long-term debt	20	222,310	125,000	35,000
Repayments of long-term debt		(47,400)	(79,658)	(39,906)
Repayments of obligations under capital lease		(3,532)	(173,696)	(3,688)
Financing arrangement fees and other costs		(857)	(2,296)	—
Dividends paid to noncontrolling interests		(2,400)	(3,120)	(1,360)
Cash distributions paid		(29,276)	—	—
Distribution to Golar LNG Limited for acquisition of the Golar Freeze	24(g)	(231,579)	—	—
Dropdown Predecessor dividends		(24,336)	—	—
(Repayments of) contributions from owner’s funding		(27,827)	(103,270)	75,078
Net cash (used in) provided by financing activities		(144,897)	(237,040)	65,124
Net increase in cash and cash equivalents		1,862	16,231	3,226
Cash and cash equivalents at beginning of period		44,100	27,869	24,643
Cash and cash equivalents at end of period		45,962	44,100	27,869
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		19,960	22,069	33,018
Income taxes paid		1,572	444	903

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL /OWNERS’ AND DROPDOWN PREDECESSOR EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands of $)

						Accumulated	Total
						Other	before
	Dropdown	Owner’s	Partners’ Capital			Comprehensive	Non-	Non-	Total
	Predecessor	Invested	Common	Subordinated	General	Income	controlling	controlling	Owner’s
	Equity	Equity	Units	Units	Partner	(loss)	interest	Interest	Equity
Combined balance at December 31, 2008	(9,213)	151,041	—	—	—	—	141,828	41,688	183,516
Net (loss) income	(2,122)	45,286	—	—	—	—	43,164	9,012	52,176
Non-controlling interest dividends	—	—	—	—	—	—	—	(1,360)	(1,360)
Other comprehensive income	—	2,931	—	—	—	—	2,931	—	2,931
Movement in invested equity	105,913	(30,835)	—	—	—	—	75,078	—	75,078
Combined balance at December 31, 2009	94,578	168,423	—	—	—	—	263,001	49,340	312,341
Net income	4,627	57,734	—	—	—	—	62,361	9,250	71,611
Non-controlling interest dividends	—	—	—	—	—	—	—	(3,120)	(3,120)
Other comprehensive income	—	(2,302)	—	—	—	—	(2,302)	—	(2,302)
Movement in invested equity	(36,003)	(67,267)	—	—	—	—	(103,270)	—	(103,270)
Combined balance at December 31, 2010	63,202	156,588	—	—	—	—	219,790	55,470	275,260
Combined carve-out net income (Jan 1, 2011 — April 12, 2011) (1)	4,767	20,741	—	—	—	—	25,508	2,709	28,217
Combined carve-out other comprehensive income	—	984	—	—	—	—	984	—	984
Net change in parent’s equity in Dropdown Predecessor	(15,273)	—	—	—	—	—	(15,273)	—	(15,273)
Movement in invested equity (Jan 1, 2011 — April 12, 2011)	—	(13,999)	—	—	—	—	(13,999)	—	(13,999)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,000)	(1,000)
Combined balance at April 12, 2011	52,696	164,314	—	—	—	—	217,010	57,179	274,189
Dropdown predecessor dividends	(24,336)	—	—	—	—	—	(24,336)	—	(24,336)
Net income (1)	11,297	—	29,029	12,079	1,748	—	54,153	7,154	61,307
Other comprehensive (loss) income	(378)	—	—	—	—	328	(50)	—	(50)
Elimination of equity	24,810	14,856	—	—	—	—	39,666	—	39,666
Allocation of Partnership capital to unit holders — April 12, 2011	—	(179,170)	180,475	—	3,683	(4,988)	—	—	—
Net change in Parent’s equity in Dropdown Predecessor	1,442	—	—	—	—	—	1,442	—	1,442
Cash distributions	—	—	(16,980)	(11,710)	(586)	—	(29,276)	—	(29,276)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,399)	(1,399)
Purchase of Golar Freeze from Golar LNG Limited (2)	(231,330)	—	(249)	—	—	—	(231,579)	—	(231,579)
Allocation of Dropdown Predecessor equity (2)	165,799	—	(162,112)	—	(3,308)	(379)	—	—	—
Consolidated balance at December 31, 2011	—	—	30,163	369	1,537	(5,039)	27,030	62,934	89,964

(1)

The Dropdown Predecessor’s net income from January 1 to October 18, 2011 (pre-dropdown) amounted to $16.1 million. The post acquisition net income (from October 19, 2011 to December 31, 2011) relating to the Golar Freeze in 2011 was $4.8 million.

(2)

The excess of the purchase consideration of $231.3 million over the $65.5 million book value of assets acquired has been accounted for as an equity distribution of $165.8 million to Golar in accordance with the accounting rules for reorganization of entities under common control. Refer to note 24(g).

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

NOTES TO THE AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Partners LP (the “Partnership”) was formed as an indirect wholly-owned subsidiary of Golar LNG Limited (“Golar”) in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

In November 2008, Golar transferred to the Partnership interests in certain of its wholly-owned and partially owned subsidiaries that owned a 60% interest in a liquefied natural gas (“LNG”) carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the floating storage and regasification unit (“FSRU”), the Golar Spirit.  During April 2011, Golar contributed to the Partnership the shares of a subsidiary which leased the FSRU, the Golar Winter.

During April 2011, the Partnership completed its initial public offering (“IPO”).  In connection with the IPO, (i) the Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership; (ii) the Partnership issued to Golar GP LLC, a wholly-owned subsidiary of Golar and the general partner of the Partnership (the “General Partner”), a 2% general partner interest in the Partnership and 81% of the Partnership’s incentive distribution rights (“IDRs”); (iii) the Partnership issued to Golar LNG Energy Limited, a subsidiary of Golar (“Golar Energy”), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in the Golar Mazo, the Methane Princess and the Golar Spirit in November 2008, and the Golar Winter in April 2011 from Golar to the Partnership are deemed to be a reorganization of entities under common control. As a result, these transactions have been recorded by the Partnership at Golar’s historical book values. Accordingly, prior to April 13, 2011 (the closing date of the IPO), Golar LNG Partners LP and its subsidiaries that have interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”), are collectively referred to as the “Combined Entity”.

During October 2011, the Partnership acquired from Golar interests in subsidiaries that own and operate the Golar Freeze FSRU. This transaction is also deemed to be a reorganization of entities under common control. As a result the Partnership’s balance sheets, statements of operations, statements of comprehensive income, cash flows and changes in partners’ capital/ owners’ equity have been retroactively adjusted to include the Golar Freeze, herein referred to as the “Dropdown Predecessor”, as if the Partnership had acquired the Golar Freeze when the vessel began operations under the ownership of Golar. The excess of the consideration paid by the Partnership over Golar’s historical costs is accounted for as an equity distribution to Golar (refer to Note 24(g)). As a result, the Partnership’s financial statements prior to the date the interest in this vessel was actually acquired by the Partnership are retroactively adjusted to include the results of operations of this vessel during the periods it was under the common control of Golar. The effect of adjusting the Partnership’s financial statements to account for this common control exchange impacted the following line items by:

(in thousands of $)	2011	2010	2009
Time charter revenues	35,013	29,894	6,929
Net income (loss)	16,064	4,627	(2,122)
Equity	—	63,202	94,578
Total assets	—	214,828	250,862
Total liabilities	—	151,626	156,284

As of December 31, 2011, the Partnership operates a fleet of three FSRUs and two LNG carriers.  The Partnership’s vessels all operate under long-term charter contracts with expiration dates between 2017 and 2024. The Partnership has a 100% interest in each of its vessels except for the Golar Mazo, where it has 60% interest.

As of December 31, 2011 and 2010, the Partnership’s current liabilities exceeded current assets by $51.9 million and $33.2 million, respectively. In 2010, this is partly due to the fact that the Partnership’s cash was previously pooled and used by Golar. In addition, included within current liabilities are mark-to-market valuations of swap derivatives representing $54.3 million and $41.9 million of these liabilities as at December 31, 2011 and 2010, respectively. These swaps mature between 2013 and 2018 and the Partnership has no intention of terminating these swaps before their maturity hence realizing these liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated and combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Investments in entities in which the Partnership directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Partnership is deemed to be subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as “Non-controlling interests”.

A variable interest entity is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The guidance requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

The accompanying consolidated and combined financial statements include the financial statements of the entities listed in Note 4.

The consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in the Initial Fleet and the Dropdown Predecessor (Golar Freeze). Accordingly, the historical combined carve-out financial statements reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate, foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers. These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying consolidated and combined statements of income are as follows:

(in thousands of $)	2011	2010	2009
Administrative expenses	2,121	4,890	4,130
Pension costs	387	957	760
Net financial expenses (income)	804	10,614	(4,985)
	3,312	16,461	(95)

For the years ended December 31, 2011, 2010 and 2009 the above table includes allocated costs (income) for the combined entity for the period prior to April 13, 2011, representing the period prior to the Partnership’s IPO and for the Dropdown Predecessor for the period through to October 19, 2011 when the Golar Freeze was acquired from Golar.

Included in the Combined Entity’s equity as of April 13, 2011, are net liabilities of $14.9 million relating to certain assets and liabilities of the Golar Spirit that were carved out as they were readily separable and identifiable within the books of Golar. However, these amounts have been retained by Golar and have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s equity position as of April 13, 2011.

Also included in the Dropdown Predecessor’s equity as of October 18, 2011, are net liabilities of $24.8 million relating to the Golar Freeze that were carved out and retained by Golar. These have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s equity as of October 19, 2011.

Details of the net liabilities eliminated are as follows:

(in thousands of $)	Dropdown Predecessor (“Golar Freeze”)(1)	Combined Entity (“Initial Fleet”)(2)	Total
Balance Sheet captions:
Other non-current assets	—	12,007	12,007
Other long-term liabilities	(24,810)	(26,863)	(51,673)
Total	(24,810)	(14,856)	(39,666)

(1)As of October 19, 2011

(2)As of April 13, 2011

These consolidated and combined financial statements include the financial position, results of operations and cashflows of the Combined Entity and the Dropdown Predecessor.  In the preparation of these consolidated and combined financial statements, the loan and related balances and interest expenses relating to the Golar Freeze, the lease related expenses (including termination thereof) relating to both the Golar Freeze and the Golar Spirit, general and administrative expenses (including pension and stock-based compensation), income tax expense, and certain derivatives’ related expenses which were not directly attributable to the respective vessels have been allocated to the Partnership on the following basis:

Prior to June 2010, the debt relating to the Golar Freeze was held in a subsidiary of Golar in connection with the loan facility for five of Golar’s vessels, including the Golar Freeze. In June 2010, the Golar Freeze’s share of the loan facility was repaid and the vessel was refinanced through a loan facility within the Partnership. Accordingly, for periods prior to June 2010 the Golar Freeze’s share of the loan facility, interest expense, deferred finance fees and related balances have been carved out based on the cash settlement value in June 2010. In contrast, the Golar Freeze and Golar Spirit associated lease balances, termination thereof and amortization of deferred tax benefits on intragroup transfers have been reflected in these financial statements at Golar’s book value, as they are readily separable and identifiable within the books of Golar (see note 22).

Vessel operating expenses includes ship management fees for the provision of technical and commercial management of vessels, which have been allocated to the Partnership based on intercompany charges invoiced by Golar.

Vessel operating expenses include an allocation of Golar’s defined benefit pension plan costs. Golar operates two defined benefit pension plans for itself and its subsidiaries: one for the crews and one for administrative personnel. The pension cost is calculated in the subsidiaries on a contribution basis and relates principally to crew whose employment cannot be tied to a specific vessel, as they were a shared resource across all vessels. Accordingly, the pension costs have been allocated based on the number of vessels in Golar’s fleet.

Administrative expenses (including stock-based compensation, which are described further below) of Golar that cannot be attributed to a specific vessel and for which the Partnership is deemed to have received benefit have been allocated based on the number of vessels in Golar’s fleet.

Administrative expenses include an allocation of Golar’s stock-based compensation costs. In respect of options awarded to certain employees and directors of Golar, whose employment or service cannot be specifically attributed to any specific vessel. Therefore, it is considered that the Partnership, as a part of Golar, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been allocated based on the number of vessels in Golar’s fleet.

Other financial items include an allocation of Golar’s mark-to-market adjustments for interest rate swap and foreign currency swap derivatives. In respect of mark-to-market adjustments for interest rate swap derivatives these have been allocated on the basis of the Partnership’s proportion of Golar’s debt including capital leases. For foreign currency derivatives and related adjustments to earnings these have been allocated on the basis of being separately identifiable and specifically for the benefit of the Partnership.

Income tax expense has been determined for the Partnership on a separate returns basis.

Management has deemed the related allocation reasonable to present the financial position, results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. However, the financial position, results of operations and cash flows of the Combined Entity and Dropdown Predecessor may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity for the periods prior to the IPO. Accordingly, the financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Business combination between entities under common control

Reorganization of entities under common control are accounted for similar to the pooling of interests method of accounting.  Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination.  The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as an equity distribution.  In addition re-organization of entities under common control are accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Golar.  Therefore, the Partnership’s financial statements prior to the date the interests in the combining entity were actually acquired will be retroactively adjusted to include the results of the Combined Entity during the periods it was under common control of Golar.

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. Revenues generated from time charters, which are classified as operating leases by the Partnership, are recorded over the term of the charter as service is provided.

Reimbursement for drydocking costs is recognized evenly over the period to the next drydocking, which is generally between two to five years. Repositioning fees (which are included in time charter revenue) received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter. Where a vessel undertakes multiple single voyage time charters, revenue is recognized, including the repositioning fee if fixed and determinable, on a discharge-to-discharge basis. Under this basis, revenue is recognized evenly over the period from departure of the vessel from its last discharge port to departure from the next discharge port. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs is reflected in revenue and expenses.

Under time charters, voyage expenses are paid by the Partnership’s customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees.

Operating leases

Initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to earnings over the lease term. Rental income and expense are amortized over the lease term on a straight-line basis.

Income taxes

Income taxes are based on a separate return basis. The guidance on income taxes prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years.

Comprehensive Income

As at December 31, 2011, 2010 and 2009, the Partnership’s accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2011	2010	2009
Unrealized net (loss) gain on qualifying cash flow hedging instruments	(5,039)	(5,943)	(3,641)

Cash and cash equivalents

The Partnership considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments. The Partnership considers all short-term investments as held to maturity. These investments are carried at amortized cost. The Partnership places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and ship spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Vessels

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives.

Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the Partnership has adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Useful lives applied in depreciation are as follows:

Vessels	40 to 50 years
Deferred drydocking expenditure	two to five years

Interest costs capitalized in connection with the conversion of the Golar Freeze, Golar Spirit and the Golar Winter into FSRUs for the years ended December 31, 2011, 2010 and 2009 were $nil, $0.5 million and $1.3 million, respectively.

Vessels under capital lease

The Partnership leases certain vessels under agreements that have been accounted for as capital leases. Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of vessels under capital lease is included within depreciation and amortization expense in the statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels’ remaining useful economic lives, based on a useful life of 40-50 years. Refurbishment costs and drydocking expenditures incurred in respect of vessels under capital lease are accounted for consistently as that of vessels.

Certain of our capital leases are ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise this is funded by, or released to, available working capital.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction and includes vessels undergoing retrofitting into FSRUs for the Partnership’s own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or the Partnership’s weighted average cost of borrowings where appropriate, over the term period from commencement of the newbuilding and conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 22). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

Impairment of long-lived assets

The Partnership continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived asset may not be recoverable. When such events or changes in circumstances are present, the Partnership assesses the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Partnership recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

The Partnership assessed the potential impairment of its long-term assets, in respect of parts ordered for the FSRU conversion project that were deemed not necessary for the completion of the Golar Spirit. The Partnership incurred impairment charges for each of the years ended December 31, 2010 and 2009 (see Note 7).

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in “Other financial items, net” in the statement of operations. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Derivatives

The Partnership uses derivatives to reduce market risks associated with its operations. The Partnership uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Partnership’s debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

The Partnership seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in the balance sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other non-current assets” in the consolidated and combined carve-out balance sheet, except if the current portion is a liability, in which case the current portion is included in “Other current liabilities.” The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership has adopted hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges. For derivative instruments that are not designated or do not qualify as hedges, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in “Other financial items, net”.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge. If the derivative is an effective hedge changes in the fair value are initially recorded as a component of accumulated other comprehensive income in owner’s equity. The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

In the periods when the hedged items affect earnings, the associated fair value changes on the hedged derivatives are transferred from equity to the corresponding earnings line item on the settlement of a derivative. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in owner’s equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer probable of occurring, amounts recognized in equity are immediately reclassified to earnings.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Foreign currencies

The Partnership’s and its subsidiaries’ functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of the Partnership’s expenditures are incurred in U.S. dollars. The Partnership’s reporting currency is U.S. dollars.

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction and translation gains or losses are included in the statements of operations.

Fair Value measurements

The Partnership accounts for fair value measurements in accordance with the Financial Accounting Standards Board (“FASB”) guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, the following transactions in connection with the transfer of the interests in the Golar Winter and the subsequent IPO occurred:

Capital contribution

(i)                                     Golar contributed to the Partnership its 100% interest in the subsidiary which leases the Golar Winter. This has been accounted for as a capital contribution by Golar to the Partnership. However, for the purpose of the historical combined financial statements, the net assets of the Golar Winter are included in the combined balance sheet as of December 31, 2010.

Recapitalization of the Partnership

(ii)                                  The Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership, in exchange for Golar’s existing 98% limited partner interest in the Partnership;

(iii)                               The Partnership issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in the Partnership, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash the Partnership distributes in excess of $0.4428 per unit per quarter; and

Initial Public Offering

(iv)                              In the IPO, Golar sold 13.8 million common units of the Partnership to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. 1.8 million of these common units were sold pursuant to the exercise of the overallotment option granted to the underwriters. Expenses relating to the IPO were borne by Golar.

Agreements

In connection with the IPO, the Partnership entered into several agreements including:

•                                          A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar (“Golar Management”), pursuant to which Golar Management agreed to provide certain management and administrative services to the Partnership;

•                                          A $20.0 million revolving credit agreement with Golar; and

•                                          An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•                      To what extent the Partnership and Golar may compete with each other;

•                      The Partnership’s option to purchase an FSRU, the Golar Freeze, from Golar at any time within 24 months from the date of completion of the IPO upon reaching an agreement with Golar regarding its purchase price;

•                      The Partnership’s option to purchase an LNG carrier, the Nusantara Regas Satu (formerly the Khannur), from Golar upon completion of its FSRU retrofitting and acceptance by its charterer and upon reaching an agreement with Golar regarding its purchase price;

•                      Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•                      The provision of certain indemnities to the Partnership by Golar.

4. SUBSIDIARIES

The following table lists the Partnership’s significant subsidiaries and their purpose as of December 31, 2011. Unless otherwise indicated, the Partnership owns 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 (UK) Limited	United Kingdom	Operates Methane Princess
Golar Spirit (UK) Limited	United Kingdom	Operates Golar Spirit
Golar Winter (UK) Limited	United Kingdom	Operates Golar Winter
Golar Freeze (UK) Limited	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company

5. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances and settlements on a gross basis.  The disclosure requirements for the treatment of purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance is effective for the Partnership’s interim and annual reporting periods beginning after June 15, 2011. The adoption of this newly issued guidance did not have an impact on the Partnership’s consolidated and combined financial statements.

New accounting standards not yet adopted

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance will be effective for the Partnership’s interim and annual reporting periods beginning after December 15, 2011. The Partnership is evaluating the impact of the adoption of this newly issued guidance but does not expect it to have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The Partnership is evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance will have no impact on the Partnership’s consolidated financial statements.

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Partnership.

6. SEGMENTAL INFORMATION

The Partnership has not presented segmental information as it considers it operates in one reportable segment, the LNG market. During 2011, 2010 and 2009, the Partnership’s fleet operated under time charters and in particular with four charterers, Petrobras, Dubai Supply Authority (“DUSUP”), Pertamina and BG Group plc. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirate.  Pertamina is the state-owned oil and gas company of Indonesia and BG Group plc is headquartered in the United Kingdom. In time charters, the charterer, not the Partnership, controls the choice of which routes the Partnership’s vessel will serve. These routes can be worldwide. Accordingly, the Partnership’s management, including the chief operating decision maker, does not evaluate the Partnership’s performance either according to customer or geographical region.

In the years ended December 2011, 2010 and 2009, revenues from the following customers accounted for over 10% of the Partnership’s consolidated and combined revenues:

(in thousands of $)	2011		2010		2009
Petrobras	93,741	46%	90,651	50%	57,622	46%
DUSUP	47,054	23%	29,894	16%	—	—
Pertamina	37,829	19%	36,944	20%	37,570	30%
BG Group plc	25,101	12%	25,051	14%	31,442	24%

7. IMPAIRMENT OF LONG-TERM ASSETS

The Partnership continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable.

The Partnership incurred impairment charges in respect of parts ordered for the FSRU conversion project that were deemed not necessary for the completion of the conversion of the Golar Spirit (see Note 17). These impairment charges of $1.5 million reflected a lower recoverable amount for each of the years ended December 31, 2010 and 2009.

These assets were retained by Golar and were not transferred to the Partnership and therefore were eliminated from the Partnership’s equity position as of April 13, 2011 (see Note 2).

8. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2011	2010	2009
Amortization of deferred financing costs	(848)	(769)	(680)
Financing arrangement fees and other costs	(261)	(494)	(1,038)
Interest rate swap cash settlements	(5,034)	(7,930)	(5,273)
Mark-to-market adjustment for interest rate swap derivatives (see note 23)	(11,725)	(6,298)	14,071
Mark-to-market adjustment for currency swap derivatives (see note 23)	(948)	(7,740)	28,076
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	182	4,424	(12,997)
Foreign exchange loss on operations	(1,481)	(64)	(5,395)
Loss on termination of financing arrangements	—	(1,758)	—
Total	(20,115)	(20,629)	16,764

As discussed in note 2, mark-to-market adjustments on interest rate swap derivatives entered into by Golar have been allocated on the basis of the Partnership’s proportion of Golar’s debt. Mark-to-market adjustments on foreign currency forward contracts and related gains and losses entered into by Golar have been allocated on the basis they are separately identifiable and specifically for the benefit of the Partnership. For the years ended December 31, 2011, 2010 and 2009, the amounts allocated to the Partnership were a gain of $0.7 million, loss of $7.7 million and gain of $9.3 million, respectively.

9. TAXATION

The components of income tax expense are as follows:

(in thousands of $)	2011	2010	2009
Current tax expense (income):
U.K.	785	70	(241)
Brazil	1,364	1,596	1,098
Total current tax expense	2,149	1,666	857
Deferred tax (income) expense:
U.K.	—	(544)	783
Amortization of deferred tax benefit on intra-group transfer (Note 22)	(540)	—	—
Total income tax expense	1,609	1,122	1,640

United States

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Partnership believes that it satisfied these requirements and therefore by virtue of the above provisions, it was not subject to tax on its U.S. source income.

A reconciliation between the income tax expense resulting from applying either the U.S. federal or Marshall Islands statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Partnership’s net income is subject to neither Marshall Islands nor U.S. tax.

United Kingdom

Current taxation charge of $0.8 million, $0.1 million and income of $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively, relates to taxation of the operations of the Partnership’s United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by UK subsidiary companies of the Partnership and are comprised of revenues from the operation of four of the Partnership’s vessels. The statutory tax rate in the United Kingdom as of December 31, 2011 is 26%.

As of December 31, 2011, the 2011 U.K. income tax returns have not been filed. Accordingly, once filed, these returns and the returns for the years 2008 through to 2010 remain open for examination by the U.K. tax authorities.

The Partnership records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Partnership recorded net deferred tax assets of $nil and $1.0 million at December 31, 2011 and 2010, respectively, which have been classified as non-current and included within other long-term assets.

Brazil

Current taxation charge of $1.4 million, $1.6 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, refers to taxation levied on the operations of the Partnership’s Brazilian subsidiary.

Other jurisdictions

No tax has been levied on income derived from the Partnership’s subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2011	2010

Deferred tax assets, gross	1,025	1,025
Valuation allowances	(1,025)	—
Deferred tax assets, net	—	1,025

Deferred tax assets, gross relate to net operating losses carried forward for Golar Spirit. The deferred tax asset was fully provided for during the year as the Partnership does not consider this as realizable. However, the deferred tax asset provision has been recharged by the Partnership to Golar as this relates to pre-IPO tax items.

10. OPERATING LEASES

Rental and service income

The minimum contractual future revenues to be received on time charters as of December 31, 2011, were as follows:

Year ending December 31, (in thousands of $)	Total
2012	204,080
2013	189,281
2014	204,766
2015	200,087
2016	203,548
2017 and later	595,037
Total	1,596,799	(1)

(1)This excludes additional revenues relating to amendment to the terms of the Golar Winter charter pursuant to modifications to the vessel, the Golar Winter. The amendment includes an increase in charter hire rates and an extension of the charter hire term by 5 years from 2019 to 2024 contingent upon the completion of the modification work to the Golar Winter.  The amendment to the charter was effected in January 2012.

The long-term contract for the Golar Mazo is a time charter but the operating costs are borne by the charterer on a pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2011 and 2010 were $1,104.6 million and $251.5 million; and $1,104.0 million and $215.3 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

11. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2011 and 2010, there was no provision for doubtful accounts.

12. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2011	2010
Other receivables	360	361
Prepaid expenses	1,590	966
Accrued interest income	342	285
	2,292	1,612

13. VESSELS, NET

(in thousands of $)	2011	2010
Cost	657,224	656,518
Accumulated depreciation	(175,342)	(151,479)
Net book value	481,882	505,039

As of December 31, 2011 and 2010, the Partnership owned three vessels.

Drydocking costs of $14.2 million are included in the cost amounts for both December 31, 2011 and 2010. Accumulated amortization of those costs at December 31, 2011 and 2010 was $7.1 million and $4.0 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2011, 2010 and 2009 was $23.9 million, $22.2 million and $11.7 million, respectively.

As of December 31, 2011 and 2010, vessels with a net book value of $481.9 million and $505.0 million, respectively were pledged as security for certain debt facilities (see note 25).

14. VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2011	2010
Cost	447,360	447,517
Accumulated depreciation	(76,187)	(63,822)
Net book value	371,173	383,695

As of December 31, 2011 and 2010 the Partnership operated two vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003 and a lease financing transaction during 2004 as described in note 21.

Drydocking costs of $6.7 million are included in the cost amounts above as of December 31, 2011 and 2010. Accumulated amortization of those costs at December 31, 2011 and 2010 was $4.3 million and $3.1 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2011, 2010 and 2009 was $12.4 million, $11.7 million and $17.4 million, respectively.

15. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early any amortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2011	2010
Debt arrangement fees and other deferred financing charges	8,493	7,712
Accumulated amortization	(2,969)	(2,196)
	5,524	5,516

Amortization expense of deferred charges, for the years ended December 31, 2011, 2010 and 2009 was $0.8 million, $0.8 million and $0.7 million, respectively.

16. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Partnership’s short-term restricted cash and investment balances in respect of its debt and lease obligations are as follows:

(in thousands of $)	2011	2010
Total security lease deposits for lease obligations	5,246	6,792
Restricted cash relating to the Golar Freeze facility (see note 20)	9,012	9,700
Restricted cash relating to the Mazo facility (see note 20)	10,254	5,323
Short-term restricted cash	24,512	21,815

Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Partnership’s loan facilities, as these amounts are included in “Cash and cash equivalents”.

As of December 31, 2011 and 2010, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 21 was $145.5 million and $147.8 million, respectively. These security deposits are referred to in these financial statements as restricted cash and earn interest based upon GBP LIBOR for the Methane Princess Lease.

The Partnership’s restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)	2011	2010
Methane Princess Lease security deposits	145,508	147,762
Included in short-term restricted cash and short-term investments	(5,246)	(6,792)
Long-term restricted cash	140,262	140,970

17. OTHER NON-CURRENT ASSETS

(in thousands of $)	2011	2010
Other long term assets	39	12,007
Deferred tax asset (Note 9)	—	1,025
Other non-current assets	39	13,032

As of December 31, 2010, other long term assets principally included $12.0 million which related to parts ordered for the Golar Spirit FSRU conversion following changes to the original specification and therefore reflected a lower recoverable value for these parts (see Notes 2 and 7). These parts were retained by Golar and were not transferred to the Partnership.

18. ACCRUED EXPENSES

(in thousands of $)	2011	2010
Vessel operating and drydocking expenses	2,439	2,237
Administrative expenses	778	3,694
Interest expense	2,645	2,725
Provision for tax	2,903	919
	8,765	9,575

19. OTHER CURRENT LIABILITIES

(in thousands of $)	2011	2010
Deferred drydocking and operating cost revenue	11,423	16,915
Mark-to-market interest rate swaps valuation (see note 23)	26,534	15,077
Mark-to-market foreign exchange rate swaps valuation (see note 23)	27,732	26,784
Deferred credits from capital lease transactions (see note 22)	627	625
Other creditors	—	144
	66,316	59,545

20. DEBT

(in thousands of $)	2011	2010
Total long-term debt due to third parties	400,574	447,964
Less: current portion of long-term debt due to third parties	(49,906)	(47,390)
Total long-term debt due to third parties	350,668	400,574
Total long-term debt due to related parties	222,310	—
Long-term debt	572,978	400,574

The Partnership’s outstanding debt as of December 31, 2011 is repayable as follows:

Year Ending December 31, (in thousands of $)
2012	49,906
2013	50,523
2014	259,848
2015	65,482
2016	28,250
2017 and thereafter	168,875
Total	622,884

The Partnership’s debt is denominated in U.S. dollars and bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2011 and 2010 of 3.84% and 3.06%, respectively.

At December 31, 2011, the maturity dates for the Partnership’s debt were as follows:

(in thousands of $)		Maturity date
Mazo facility	38,932	2013
Golar LNG vendor financing loan	222,310	2014
Golar LNG Partners credit facility	257,500	2018
Golar Freeze facility	104,142	2018
	622,884

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The facility bears a floating interest rate equal to LIBOR plus a margin and repayments are due semi-annually and commenced in June 2001, ending June 2013. The loan agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the trust company during the period of the loan. These balances are referred to in these financial statements as restricted cash (see note 16).

Golar LNG Partners Credit Facility

In September 2008, the Partnership refinanced existing loan facilities in respect of two of its vessels the Methane Princess and the Golar Spirit and entered into a new $285 million revolving credit facility with a banking consortium. The loan is secured against the Golar Spirit and assignment to the lending of a bank mortgage given to the Partnership by the lessors of the Methane Princess and the Golar Spirit, with a second priority charge over the Golar Mazo.

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The Partnership drew down a further $35 million for the period to March 2009. As of December 31, 2011, the revolving credit facility provided for available borrowings of up to $257.5 million, of which $257.5 million was outstanding. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. Accordingly, as of December 31, 2011, the Partnership has no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Golar Freeze Facility

The Golar Freeze facility was assumed by the Partnership pursuant to the purchase of the Golar Freeze from Golar, in October 2011. The amount originally drawn down under the facility in June 2010 was $125 million. The amount outstanding under the facility at the time the Partnership assumed the debt was approximately $108.0 million.  As of December 31, 2011, there was approximately $104.1 million of borrowings outstanding under the Golar Freeze facility. The Golar Freeze facility is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter contract with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. The facility is with a syndicate of banks and financial institutions and bears interest at LIBOR plus a margin. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans Loan facility. Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015. The Exportfinans Loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment due in June 2018. The Golar Freeze facility requires certain balances to be held on deposit during the period of the loan (see note 16).

Golar LNG Vendor Financing Loan

In connection with the purchase of the Golar Freeze from Golar in October 2011, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million.  The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014.

As of December 31, 2011, the margins the Partnership pays under its loan agreements are above LIBOR at a fixed or floating rate ranging from 0.87% to 3.00%.

Debt and lease restrictions

The Partnership’s loan debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, the Partnership’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Partnership contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.

As of December 31, 2011, the Partnership was in compliance with all the covenants under its various debt agreements, with the exception of the consolidated net worth covenant under the Golar LNG Partners credit facility.

In March 2012, the Partnership received a waiver relating to the Partnership’s requirement to comply with the consolidated net worth covenant effective as of December 31, 2011 from the lenders under the Golar LNG Partners credit facility. Absent this waiver, the Partnership would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of the Partnership’s acquisition from Golar of a 100% interest in the subsidiaries that own and operate the Golar Freeze. Such acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds the Partnership paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in the Partnership’s equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by the Partnership from Golar that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions by the Partnership from Golar, the addition to the Partnership’s consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

21. CAPITAL LEASES

(in thousands of $)	2011	2010
Total obligations under capital leases	268,080	271,493
Less: current portion of obligations under capital leases	(3,240)	(3,113)
Long-term obligations under capital leases	264,840	268,380

As of December 31, 2011 and 2010, the Partnership operated two vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003 and another in 2004.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. The Partnership novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (“The Methane Princess Lease”).  The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit.

The leasing transaction, which occurred in April 2004, was in relation to the newbuilding, the Golar Winter. The Partnership novated the Golar Winter newbuilding contract prior to completion of construction and leased the vessel from a financial institution in the UK (“Golar Winter Lease”).

The Partnership’s obligations to the lessors under the Methane Princess Lease are primarily secured by letters of credit (“LC”) provided by other banks. Details of the security deposits provided by the Partnership to the banks providing the LCs are given in note 16.

As of December 31, 2011, the Partnership is committed to make quarterly minimum rental payments (including interest) under capital leases, as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Total
2012	6,985	10,002	16,987
2013	7,273	10,002	17,275
2014	7,551	10,002	17,553
2015	7,844	10,002	17,846
2016	8,142	10,002	18,144
2017 and thereafter	244,180	155,032	399,212
Total minimum lease payments	281,975	205,042	487,017
Less: Imputed interest	(133,265)	(85,672)	(218,937)
Present value of minimum lease payments	148,710	119,370	268,080

The Methane Princess Lease liability continues to increase until 2014 and thereafter decreases over the period to 2034, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon British Pound (GBP) LIBOR.

The Golar Winter Lease is for a primary period of 28 years, expiring in April 2032. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate British Pound (GBP) LIBOR. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter lease or, if the lessor agrees, provide alternative additional security to the lessor.

The Partnership determined that the entities that owned the vessels were variable interest entities in which the Partnership had a variable interest and was the primary beneficiary. Upon transferring the vessels to the financial institutions, the Partnership measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

22. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2011	2010
Liabilities in respect of lease terminations	—	51,090
Deferred credits from capital lease transactions	19,153	19,780
	19,153	70,870

The liabilities in respect of the termination of lease financing arrangements for the Golar Spirit and Golar Freeze totaling $51.1 million at December 31, 2010 have been reflected in these financial statements at Golar’s book values as they were readily separable and identifiable within the books of Golar. These liabilities were not transferred to the Partnership as part of the IPO in April 2011 or the transfer of the Golar Freeze in October 2011 and therefore have been eliminated from the Partnership’s equity (see note 2).

Deferred credits from capital lease transactions

(in thousands of $)	2011	2010
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(4,911)	(4,286)
	19,780	20,405
Short-term (see note 19)	627	625
Long-term	19,153	19,780
	19,780	20,405

In connection with the Methane Princess Lease (See note 21), the Partnership recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of UK leases. The deferred credits are amortized over the remaining estimated useful economic lives of the vessels to which the leases relate on a straight-line basis.

Amortization for the years ended December 31, 2011, 2010 and 2009 was $0.6 million, $0.8 million and $0.9 million, respectively.

23. FINANCIAL INSTRUMENTS

As discussed in note 2, in respect of the Combined Entity and Dropdown Predecessor, earnings include an allocation of Golar’s mark-to-market adjustments for interest rate swap and foreign currency swap derivatives and related foreign exchange gains and losses, captured within “other financial items, net” (See note 8). These amounts have been accounted for as an equity contribution.

Interest rate risk management

In certain situations, the Partnership may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Partnership has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. Certain interest rate swap agreements qualify and are designated, for accounting purposes, as cash flow hedges. The Partnership does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Partnership does not anticipate non-performance by any of its counterparties.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Partnership hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. As at December 31, 2011, the Partnership does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Partnership has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

	Notional Amount
Instrument (in thousands of $)	December 31, 2011	December 31, 2010	Maturity Dates	Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	465,892	180,000	2013 to 2018	0.92% to 5.04%

As of December 31, 2011 and 2010 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $465.9 million and $180.0 million, respectively.

Tabular disclosure

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion Gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2011	2010	2009	2011	2010	2009
Interest rate swaps	Other financial items, net	—	—	—	(412)	(388)	(357)

The effect of cash flow hedging relationships relating to interest rate swap agreements on the other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2011	2010	2009
Interest rate swaps	904	(2,302)	2,931

As of December 31, 2011, the Partnership’s accumulated other comprehensive income included $5.0 million of unrealized losses on interest rate swap agreements designated as cash flow hedges.

Foreign currency risk

For the periods reported, majority of the vessels’ gross earnings were receivable in U.S. dollars and the majority of the Partnership’s transactions, assets and liabilities were denominated in U.S. dollars, the functional currency of the Partnership. However, the Partnership incurs expenditures in other currencies. Certain capital lease obligations and related restricted cash deposits of the Partnership are denominated in British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of the Partnership’s cash flows.

A net foreign exchange loss of $0.8 million, loss of $3.3 million and gain of $15.1 million arose in the years ended December 31, 2011, 2010 and 2009, respectively. The net foreign exchange loss of $0.8 million arose in the year ended December 31, 2011 as a result of the retranslation of the Partnership’s capital lease obligations and the cash deposits securing those obligations net of the loss (2010: loss) on the currency swap referred to below. The net loss for the year ended December 31, 2011 arose due to the mark-to-market valuation of the Golar Winter currency swap representing the movement in fair value. This net loss represents an unrealized loss and does not therefore materially impact the Partnership’s liquidity given the maturity dates of the underlying lease obligations and the Golar Winter currency swap. Further foreign exchange gains or losses will arise over time in relation to the Partnership’s capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 21, in April 2004, the Partnership entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP. In this transaction the restricted cash deposit, which secured the letter of credit given to the lessor to secure part of Golar’s obligations to the lessor, is much less than the obligation and therefore, unlike the Methane Princess lease, does not provide a natural hedge. In order therefore to hedge this exposure the Partnership entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit was denominated in U.S. dollars. The Partnership could be exposed to currency risk if the lease was terminated.

In addition, to limit the Partnership’s exposure to foreign currency fluctuations from its obligations under its various FSRU conversion projects the Partnership entered into certain foreign currency forward contracts during 2009 and 2010.  The Partnership did not designate these foreign currency forward contracts as cash flow hedges for accounting purposes.

As of December 31, 2011, the Partnership has a foreign currency forward contract in respect of the Golar Winter as summarized below:

	Notional Amount			Average forward
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
British Pounds	60,462	111,128	2032	1.5803

Fair values

The carrying value and estimated fair value of the Partnership’s financial instruments at December 31, 2011 and 2010 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2011 Carrying Value	2011 Fair Value	2010 Carrying Value	2010 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	45,962	45,962	44,100	44,100
Restricted cash and short-term investments	Level 1	164,774	164,774	162,785	162,785
Long-term debt—floating(1)		400,574	400,574	447,964	447,964
Long-term debt—fixed(1)		222,310	219,966	—	—
Obligations under capital leases(1)		268,080	268,080	271,493	271,493
Derivatives:
Interest rate swaps liability(2)(3)	Level 2	26,534	26,534	15,077	15,077
Foreign currency swaps liability(2)	Level 2	27,732	27,732	26,784	26,784

(1)                                  The fair value hierarchy is only applicable to each financial instrument on the balance sheets that are recorded at fair value on a recurring basis.

(2)                                  Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(3)                                  The fair value/ carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as at December 31, 2011 and 2010, was $8.4 million (with a notional amount of $254.1 million) and $6.6 million (with a notional amount of $100 million), respectively. The expected maturity of these interest rate agreements is from November 2013 to March 2018.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair value of the fixed rate long-term debt is estimated using discounted cash flow analyses based on the rate of a three year U.S. Treasury bond.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the credit worthiness of the Partnership and its swap counterparty. The mark-to-market gain or loss on the Partnership’s interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “other financial items, net” (see note 8).

The Partnership recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of the Partnership’s financial instruments based on the above hierarchy as of December 31, 2011:

(in thousands of $)	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Interest rate swaps—liability position	—	26,534	26,534
Foreign currency swaps—liability position	—	27,732	27,732

The fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Partnership’s credit-worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Lloyds TSB Bank plc, The Bank of New York, DNB Bank ASA and Santander UK Plc. However, the Partnership believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2011, four customers accounted for all revenues of the Partnership. These revenues and associated accounts receivable are derived from one time charter with BG Group plc, one time charter with Pertamina, one time charter with DUSUP and two time charters with Petrobras. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Partnership’s vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation. The Partnership considers the credit risk of BG Group plc, Petrobras, DUSUP and Pertamina to be low.

During the years ended December 31, 2011, 2010 and 2009, Petrobras accounted for more than 30% of gross revenue (See Note 6). Details of revenues derived from each customer for the years ended December 31, 2011, 2010 and 2009 are found in Note 6.

24. RELATED PARTY TRANSACTIONS

Historically, the Combined Entity and the Dropdown Predecessor was an integrated part of Golar. As such, the Bermudan and London office locations of Golar have provided general and corporate management services for the Combined Entity and Dropdown Predecessor as well as other Golar entities and operations. Consequently, for the purpose of the combined statement of operations this includes allocations for administrative expenses, other financial items as described in note 2 which are excluded from the disclosures below:

Net expenses (income) from related parties:

(in thousands of $)	2011	2010	2009
Transactions with Golar and affiliates:
Management and administrative services fees (a)	1,576	—	—
Ship management fees (b)	3,096	3,051	3,157
Interest expense on Golar LNG vendor financing loan (c)	3,085	—	—
Total	7,757	3,051	3,157

Receivables (payables) from related parties:

As of December 31, 2011 and 2010 balances with related parties consisted of the following:

(in thousands of $)	2011	2010
Trading balances due to Golar and affiliates (d)	3,076	18,455
Golar LNG vendor financing loan (c)	(222,310)	—
	(219,234)	18,455

(a) Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS (“Golar Wilhelmsen”), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(c) Golar LNG vendor financing loan - In October 2011, in connection with the purchase of the Golar Freeze, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a payment of $222.3 million due in October 2014 (see note 20).

(d) Trading balances -Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Partnership pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of the Partnership including ship management and administrative service fees due to Golar.

(e) $20 million revolving credit facility- On April 13, 2011, the Partnership entered into a $20.0 million revolving credit facility with Golar.  The facility matures in December 2014 and is unsecured and interest-free. As of December 31, 2011, the Partnership had not borrowed under the facility.

(f)  Dividends to China Petroleum Corporation - During the years ended December 31, 2011, 2010 and 2009, Faraway Maritime Shipping Co., which is 60% owned by the Partnership and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $2.4 million, $3.1 million and $1.4 million, respectively.

(g) Acquisition of the Golar Freeze — On October 19, 2011, the Partnership acquired Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108 million, resulting in total purchase consideration of approximately $231 million of which $222.3 million was financed by vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (c) above. This transaction was concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The Board of Directors of the Partnership (“the Board”) and the Conflicts Committee of the Board (“the Conflicts Committee”) have approved the purchase price and vendor financing. The Conflicts Committee retained a financial advisor, DnB Nor Markets, to assist with its evaluation of the transaction. The excess of the purchase price over the book value of the net assets acquired of $165.8 million has been accounted for as an equity distribution to Golar as set forth in the table below:

(in millions of $)	2011
Purchase consideration		231.3
Less: Net assets of Golar Freeze acquired
- Vessel – historic book value	166.0
- Loan debt assumed	(108.0)
- Other net assets	7.5
Subtotal		(65.5)
Net impact to equity of purchase of Golar Freeze		165.8

Purchase options

Under the Omnibus Agreement signed on April 13, 2011, the Partnership has the right to purchase the vessels, the Golar Freeze and the Nusantara Regas Satu from Golar. In October 2011, the Partnership acquired the Golar Freeze from Golar.  The Partnership also has the option to purchase the Nusantara Regas Satu upon completion of its FSRU retrofitting and the acceptance by its charterer, upon reaching an agreement with Golar regarding the vessel’s purchase price. As of December 31, 2011, the option to purchase the Nusantara Regas Satu had not been exercised.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership in the event of any liabilities in excess of scheduled or final settlement amounts arising from leasing arrangements and the termination thereof.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify the Partnership for any defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 13, 2011.

Acquisition of Golar Freeze

Under the Purchase, Sale and Contribution Agreement entered into between Golar and the Partnership on October 19, 2011, Golar has agreed to indemnify the Partnership with respect to the Golar Freeze in the same manner described in the two paragraphs set forth above pursuant to the Omnibus Agreement.

25. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	December 31, 2011	December 31, 2010
Book value of vessels secured against long-term loans and capital leases	853,055	888,734

Other contractual commitments and contingencies

Insurance

The Partnership insures the legal liability risks for its shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, the Partnership is subject to calls payable to the associations based on the Partnership’s claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event the Partnership terminates one or more of its leases, the Partnership would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that it received, together with fees that were financed in connection with its lease financing transactions, post additional security or make additional payments to its lessors. As of December 31, 2011, the total unamortized balance of deferred credits from the Partnership’s capital lease transactions (see note 22) was $19.8 million. A termination of any of these leases would realize the accrued currency gain or loss. As of December 31, 2011, this was a net accrued gain of approximately $4.6 million.  Golar has agreed to indemnify the Partnership against any of these increased costs. Costs related to the Golar Winter lease, which is with a different lessor, have not been indemnified by Golar.  Golar did not receive any up front cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

26. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2011	2010	2009
Net income attributable to general partner and limited partner interests	79,661	62,361	43,164
Less: Dropdown Predecessor (net income)/loss	(16,064)	(4,627)	2,122
Less: distributions paid	(46,423)	—	—
Under (over) distributed earnings	17,174	57,734	45,286

Under (over) distributed earnings attributable to:

Common unit holders	16,830	35,616	35,615
Subordinated unit holders	—	20,963	8,765
General Partner	344	1,155	906

Weighted average units outstanding (basic and diluted) (in thousands):
Common units	23,127	23,127	23,127
Subordinated units	15,949	15,949	15,949
General Partner units	797	797	797

Earnings per unit (basic and diluted):
Common units	1.89	1.54	1.54
Subordinated units	1.16	1.31	0.55
General Partner units	1.59	1.45	1.14

Cash distributions declared per unit (2):	1.16	—	—

(1)         Earnings per unit have been calculated in accordance with the cash distribution guidelines set forth in the Partnership agreement. The earnings per unit figure is the sum of the distributions per unit plus the under/over distributed earnings attributable per unit.

(2)         Cash distribution declared in respect of the year ended December 31, 2011. Of this amount, $0.73 per unit was paid in 2011 and $0.43 was declared and paid in February 2012.

As of December 31, 2011, of the Partnership’s total number of units outstanding, 35% were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distribution guidelines in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the periods presented prior to April 13, 2011, such units are deemed equal to the common and subordinated units received by Golar.

The General Partner’s, common unit holders’ and subordinated unit holder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy are entitled to incentive distributions if the amount the Partnership distributes to unit holders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3850 per unit or $1.54 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, 98% to the common unit holders, pro rata, and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.3850;

•	Second, 98% to the common unit holders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.3850.

In addition, the General Partner currently holds all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•                  the Partnership has distributed available cash from operating surplus to the common and subordinated unit holders in an amount equal to the minimum quarterly distribution; and

•                  the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unit holders and the General Partner in the following manner:

•                  first, 98.0% to all unit holders, pro rata, and 2.0% to the General Partner, until each unit holder receives a total of $0.4428 per unit for that quarter (the “first target distribution”);

•                  second, 85.0% to all unit holders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.4813 per unit for that quarter (the “second target distribution”);

•                  third, 75.0% to all unit holders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.5775 per unit for that quarter (the “third target distribution”); and

•                  thereafter, 50.0% to all unit holders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unit holders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

27.  SUBSEQUENT EVENTS

In February 2012, the Partnership declared and paid a cash distribution of $0.43 per unit, amounting to $17.1 million in respect of the three months ended December 31, 2011.

In January 2012, as a result of Petrobras’ decision to relocate the Golar Winter, from Rio de Janeiro to Bahia, the Partnership entered into an agreement with Petrobas whereby the Partnership is committed to make certain modifications to the vessel in exchange for an increase in the charter rate and extension of the charter term.  The Partnership expects to enter into an agreement with Golar, under which Golar will undertake the modification work, which began with the ordering of long-lead items in the first quarter of 2012 and is expected to be completed by the third quarter of 2013.