Form 20-F
period 2012-12-31
Golar LNG Partners LP
filed 2013-05-01
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

36,246,149 Common Units representing limited partner interests
15,949,831 Subordinated Units representing limited partner interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes   ☐ No

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
☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2012, or the Annual Report, should be read in conjunction with the consolidated and combined financial statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering (or our IPO) on April 13, 2011, our Combined Entity.  References to our “Combined Entity” refer to the subsidiaries of Golar LNG Limited that had interests in the vessels in our initial fleet prior to our initial public offering.  References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership.  References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (NasdaqGS: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar LNG Energy Limited or Golar Energy and to Golar Management Limited (or Golar Management).  References in this Annual Report to Golar Wilhelmsen refer to Golar Wilhelmsen AS, a company that is jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS.

References in this Annual Report to our “initial fleet” refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our initial public offering.  References to our “Dropdown Predecessor” refer to the Golar Freeze, the Nusantara Regas Satu (or the NR Satu) and the Golar Grand, which we acquired subsequent to our initial public offering. In this Annual Report, we refer to the vessels in our initial fleet, the Dropdown Predecessor and the Golar Maria, collectively, as our "current fleet".

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

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•	our and Golar’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to increase distributions and the amount of any such increase;

•	the contributions to our operating results of the LNG carriers, the Golar Grand and the Golar Maria, which we acquired in November 2012 and February 2013, respectively;

•	our ability to integrate and realize the expected benefits from acquisitions, including the acquisitions of the NR Satu, the Golar Grand and the Golar Maria;

•	our anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage Golar’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Golar in the future;

•	our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this Annual Report and from time to time in our periodic reports.

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

Item 2.                                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                   Key Information

A.            Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined financial and operating data, which includes, for periods prior to the completion of our IPO, on April 13, 2011, certain subsidiaries of Golar that had interests in the vessels in our initial fleet, the Golar Winter, the Golar Spirit, the Methane Princess and the Golar Mazo.  The transfers and contributions of the subsidiaries that had interests in the vessels in our initial fleet were deemed to be a reorganization of entities under common control.  As a result, these transactions have been recorded by the Partnership at Golar’s historical book values.

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the NR Satu, respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions were also deemed to be a reorganization of entities under common control. As a result, our financial statements have been retroactively adjusted to include the results of these vessels. The periods retroactively adjusted include all periods that we and these vessels were under the common control of Golar. As a result, the consolidated and combined statements of operations of Golar LNG Partners for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 reflect the results of operations of the Dropdown Predecessor, as if we had acquired the vessels that comprise the Dropdown Predecessor when they began operations under the ownership of Golar.

The consolidated and combined financial data of Golar LNG Partners as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are derived from the audited consolidated and combined financial statements of Golar LNG Partners, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

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

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands except fleet data and per day data)
Statement of Operations Data:
Total operating revenues	$286,630	$225,452	$205,808	$153,414	$143,243
Vessel operating expenses(1)	45,474	39,212	38,516	39,081	34,232
Voyage expenses(2)	4,471	785	6,343	9,825	14,053
Administrative expenses	7,269	8,235	7,457	6,767	8,401
Depreciation and amortization	51,167	45,316	43,106	38,423	34,647
Impairment of long-term assets	—	—	1,500	1,500	109
Gain on sale of long-term assets	—	—	—	—	(430)
Total operating expenses	108,381	93,548	96,922	95,596	91,012
Operating income	178,249	131,904	108,886	57,818	52,231

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands except fleet data and per day data)
Interest income	$1,797	$1,640	$3,998	$9,038	$32,689
Interest expense	(38,090)	(19,581)	(20,300)	(31,913)	(62,029)
Other financial items, net	$(5,389)	$(18,521)	$(27,855)	$15,939	$(56,646)
Income (loss) before income taxes and non-controlling interest	136,567	95,442	64,729	50,882	(33,755)
Income taxes	$(9,426)	$(45)	$(1,212)	$(1,752)	$637
Income (loss) before non-controlling interest	127,141	95,397	63,517	49,130	(33,118)
Net income attributable to non-controlling interest	$(10,723)	$(9,863)	$(9,250)	$(9,012)	$(6,705)
Net income (loss) attributable to Golar LNG Partners owners	$116,418	$85,534	$54,267	$40,118	$(39,823)
Earnings (Loss) Per Unit (Basic and Diluted)
Common units	2.08	1.89	1.54	1.54	—
Subordinated units	1.85	1.16	1.31	0.55	(1.16)
General partner units	2.00	1.59	1.45	1.14	(0.47)
Cash dividends declared and paid per unit	1.78	0.73	—	—	—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$66,327	$49,218	$53,559	$33,846	$27,892
Restricted cash and short-term investments(3)	30,900	24,512	21,815	33,508	35,157
Long-term restricted cash(3)	190,523	185,270	186,042	466,957	441,507
Vessels and equipment, net	707,147	662,021	554,607	181,029	184,425
Vessels under capital lease, net(4)	485,632	501,903	515,666	896,698	786,661
Total assets	1,510,974	1,437,813	1,407,810	1,638,925	1,508,144
Current portion of long-term debt	64,822	49,906	58,822	77,843	44,930
Current portion of obligations under capital leases	5,837	5,909	5,766	6,372	5,053
Long-term debt	674,650	572,978	400,574	341,246	384,089
Long-term obligations under capital leases(4)	406,534	399,934	406,109	712,278	663,467
Non-controlling interest(5)	71,858	62,934	55,470	49,340	41,688
Owner’s and Dropdown Predecessor equity(6)	—	208,069	321,470	338,848	211,244
Partner’s capital	178,675	32,069	—	—	—
Cash Flow Data:
Net cash provided by operating activities	$189,343	$156,972	$87,090	$62,239	$12,721
Net cash (used in) provided by investing activities	(78,798)	(102,881)	216,288	(123,141)	(65,865)
Net cash (used in) provided by financing activities	(93,436)	(58,431)	(283,666)	66,856	49,970
Fleet Data:
Number of vessels at end of period(7)	7	7	7	7	7
Average number of vessels during period(7)	7	7	7	7	7
Average age of vessels	20	19	18	17	16
Total calendar days for fleet	2,562	2,555	2,555	2,555	2,562
Total operating days for fleet(8)	2,408	2,162	2,328	2,142	2,218
Other Financial Data:
Average daily time charter equivalent earnings (TCE)(9)	116,739	103,581	85,681	65,626	58,246
Average daily vessel operating expenses(10)	17,749	15,347	15,075	15,296	13,361

(1)	Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

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

(3)
Restricted cash and short-term investments consist of bank deposits, which may only be used to settle the Golar Mazo, the Golar Freeze and the NR Satu loans or lease payments in respect of the Golar Spirit or the Golar Freeze (prior to December 2010), the Methane Princess and the Golar Grand.

(4)
During the periods presented, six of our vessels were subject to lease financing arrangements, which are classified as capital leases.  In respect of four of these leases, we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently therewith, we entered into capital leases for the vessels, and the vessels were recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on the deposits, approximate the remaining amounts we owe under the capital lease arrangements.  Where movements in interest rates result in a surplus, this is released to working capital.  Similarly, where a deficit arises, this is funded through working capital.  In these instances, we consider payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans.  During 2010, the outstanding lease liabilities on three of the vessels were repaid from the associated restricted cash deposits.  Under U.S. GAAP, we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets.  This accounting treatment has the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  As of December 31, 2012, our total assets included restricted cash deposits of $195.9 million with respect to our lease financing arrangements and debt facilities. Accordingly, our lease and debt liabilities were gross of restricted cash deposits by the same amount.

(5)	Non-controlling interest refers to a 40% interest in the Golar Mazo owned by Chinese Petroleum Corporation.

(6)
Dropdown Predecessor equity refers to periods prior to the acquisition by the Partnership of the subsidiaries with interests in the vessels the Golar Freeze, the NR Satu and the Golar Grand (in October 2011, July 2012 and November 2012, respectively),  when these vessels were owned or leased and operated by Golar.

(7)	In each of the periods presented, we held (or are deemed to have held) a 60% ownership interest in the Golar Mazo and a 100% interest in our six other vessels.

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

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except average daily TCE)
Total operating revenues	$286,630	$225,452	$205,808	$153,414	$143,243
Voyage expenses	(4,471)	(785)	(6,343)	(9,825)	(14,053)
	$282,159	$224,667	$199,465	$143,589	$129,190
Calendar days less scheduled off-hire days	2,417	2,169	2,328	2,188	2,218
Average daily TCE (in $)	$116,739	$103,581	$85,681	$65,626	$58,246

(10)	We calculate average daily vessel operating expenses by dividing vessel operating expenses by the number of calendar days.

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

We will be required to make substantial capital expenditures to expand the size of our fleet.  We may be required to make significant installment payments for retrofitting of LNG carriers to FSRUs and acquisitions of LNG carriers and FSRU’s.  We and Golar regularly evaluate and pursue opportunities to provide floating LNG storage and regasification services and LNG transportation for new or expanding LNG projects.  If we choose to purchase FSRUs or LNG carriers (either from Golar or independently), we plan to finance the cost either through cash from operations, borrowings or debt or equity financings.

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

Other than our $20 million undrawn sponsor credit facility with Golar and $20 million undrawn revolving facility under the NR Satu facility, we have no other available borrowing capacity as of April 30, 2013.  We have no ability to borrow additional amounts under our Golar LNG Partners revolving credit facility.  Therefore, we will be required to obtain additional financing in order to fund the expansion of our fleet beyond its current size.

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

We depend on Golar and certain of its affiliates, including Golar Management and Golar Wilhelmsen, to assist us in operating and expanding our business and providing interim financing for certain vessel acquisitions.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3850 per unit on our common units and subordinated units.  The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	demand for LNG;

•	supply of LNG carriers;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our board of directors.

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

Specifically, we have agreed to make certain modifications to the Golar Winter as a result of the charterer's, Petróleo Brasileiro S.A (or Petrobras), decision to relocate the Golar Winter, from Rio de Janeiro to Bahia.  We began the ordering of long lead items together in the first quarter of 2012 and the modification work is expected to be completed by the third quarter of 2013.  We currently expect the cost of these modifications together with drydocking costs to be approximately $25 million, which we expect to fund with a combination of cash and undrawn credit facilities.

We may be unable to make or realize expected benefits from acquisitions which could have an adverse effect on our expected plans for growth.

Our growth strategy includes selectively acquiring FSRUs and LNG carriers that are operating under long-term, stable cash flow generating time charters.  For instance, in 2012, we completed the acquisition of the NR Satu and the Golar Grand from Golar. In addition, we also completed the acquisition of the Golar Maria in February 2013.

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

We have only eight vessels in our fleet.  Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

Our current fleet consists of four FSRUs and four LNG carriers.  If any of our FSRUs or LNG carriers are unable to generate revenues as a result of off-hire time, our results of operations and financial condition could be materially adversely affected.

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

We currently derive all of our revenue from five customers.  The loss of any of these customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers.  For the year ended December 31, 2012, BG Group PLC (or BG Group) accounted for 23%, PT Pertamina (PERSERO) (or Pertamina) accounted for 13%, Dubai Supply Authority (or DUSUP) accounted for 17%, Petrobras accounted for 32% and PT Nusantara Regas (PTNR) accounted for 15% of our total revenues.  All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach.

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

As of December 31, 2012, we had a total consolidated debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our credit facilities) of approximately $930.4 million. In addition, we have the ability to incur additional debt.  Our level of debt could have important consequences to us, including the following:

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

The operating and financial restrictions and covenants in our financing arrangements, including the Golar LNG Partners credit facility, the Golar Freeze credit facility, the Norwegian bond agreement, our lease agreements and any future financing agreements, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.  For example, subject to certain exceptions, the Golar LNG Partners credit facility, which is secured by a first priority charge over the Methane Princess and the Golar Spirit and a second priority charge over the Golar Mazo, requires the prior written consent of our lenders or otherwise restricts our and our subsidiaries’ ability to, among other things:

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

In addition, the Golar LNG Partners credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The agreements governing our other financing arrangements, including the sponsor credit facility, the loan facility with respect to the Golar Mazo (or the Mazo credit facility), the $108 million credit facility that we assumed in connection with our acquisition of the Golar Freeze (or the Golar Freeze Facility), the $175 million NR Satu facility, our high-yield bond agreement and our lease agreements also contain operating and financial restrictions and covenants.  For more information, regarding our financial arrangements, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt” and “—Capital Lease Obligations.”

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

In April 2013, we received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders. Absent this waiver, we would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of our board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended. Please read “Item 13 — Defaults, dividend arrearages and delinquencies” for further detail.

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

We expect substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies.  Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do or Golar.  We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the FSRU market and LNG transportation market.  This increased competition may cause greater price competition for time charters.  As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Vessel values can fluctuate substantially over time due to a number of different factors, including:

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. None of our vessels made any port calls to Iran in 2012. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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

LNG carriers and FSRUs require a technically skilled officer staff with specialized training. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. The pool of technically competent crew members has not grown very much during the past few years as the demand for crew members was hampered by the lack of newbuild orders during the period between 2008 to 2010. However, more recently the number of orders for newbuild LNG carriers and FSRUs has grown and as deliveries of these new vessels start to materialize, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel. If Golar Management or Golar Wilhelmsen are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels.  A material decrease in the supply of technically skilled officers or an inability of Golar Management or Golar Wilhelmsen to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.

In addition, the Golar Spirit and the Golar Winter are employed by Petrobras in Brazil.  As a result, we are required to hire a certain portion of Brazilian personnel to crew these vessels in accordance with Brazilian law.  Also, the NR Satu is employed by PTNR in Indonesia. As a result, we are required to hire a certain portion of Indonesian personnel to crew these vessels in accordance with Indonesian law. Any inability to attract and retain qualified Brazilian and Indonesian crew members could adversely affect our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

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

Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro, the Brazilian Real, the Indonesian Rupiah and the British Pound.  If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.  Under the charters and OSAs for the Golar Spirit and Golar Winter, we generate a portion of our revenues in Brazilian Reais.  We incur some operating expenses in Brazilian Reais but also have to convert Brazilian Reais into other currencies in order to pay the remaining operating expenses.  If the Brazilian Real weakens significantly, we may not have sufficient Brazilian Reais to convert to other currencies to satisfy our obligations in respect of the operating expenses related to these charters, which would cause us to have less cash available for distribution.  In addition, although the majority of our British Pound capital lease obligations are hedged by British Pound cash deposits securing the lease obligations or currency swaps, these are not perfect hedges.  Although it would not affect our cash flows, a significant strengthening of the U.S. Dollar could result in an increase in our financial expenses and could materially affect our financial results under U.S. GAAP.

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

Three of our vessels are financed by UK tax leases.  In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities with regard to the initial tax basis of the transactions or in the event of an early termination of a lease, we may be required to make additional payments to the UK vessel lessors, which could adversely affect our earnings and financial position.

Three of our vessels are currently financed by UK tax leases.  In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the UK vessel lessors or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate one or more of our UK tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, or post additional security or make additional payments to the UK vessel lessors.  Golar has agreed to indemnify us against these increased costs (with respect to the Methane Princess lease but not with respect to the Golar Winter lease or the Golar Grand lease), but any default by Golar would not limit our obligations under these leases.  Any additional payments could adversely affect our earnings and financial position.  For more information on the UK tax leases, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations.”

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

We may not be able to redeploy our FSRUs on terms as favorable as our current FSRU charter arrangements or at all.

The market for FSRUs is growing rapidly but is relatively small in comparison to the LNG carrier market. In the event that any of the applicable charters are terminated, we may be unable to recharter the Golar Spirit, the Golar Winter, the Golar Freeze or the NR Satu, as FSRUs for an extended period of time.  While we may be able to employ these vessels as traditional LNG carriers, the hire rates and/or other charter terms may not be as favorable to us as our charters on the Golar Spirit and the Golar Winter with Petrobras, the charter on the Golar Freeze with DUSUP and the charter on the NR Satu with PTNR if we acquire additional FSRUs and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

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

PTNR has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between us and PTNR. In addition, PTNR has the option to extend the charter at a rate lower than the existing hire rate. The exercise of either of these options could have a material adverse effect on our cash flow and our ability to make distributions to our unitholders.

PTNR has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between us and PTNR. If PTNR exercises its purchase option, it would reduce the size of our fleet and we may be unable to identify or acquire a suitable replacement vessel with the proceeds of the option exercise. Even if we find a suitable replacement vessel, the hire rate of such vessel may be lower than the hire rate for the NR Satu under its charter. In addition, if PTNR exercises its option to extend the NR Satu charter, the total hire rate will be reduced by approximately 11.6% per day for any day in the extension period falling in 2023, with a further 7.0% reduction for any day in the extension period falling in 2024 and 2025. The exercise of either of these options could have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

Risks Related to Our Industry

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

Although there are signs that the economic recession has abated in some countries, there is still considerable instability in the world economy and in the economies of countries such as Greece, Spain, Portugal, Italy and Cyprus that could initiate a new economic downturn and result in a tightening in the credit markets, a low level of liquidity in financial markets, and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past three years may negatively impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers and governments to defer projects in response to tighter credit, decreased cash availability and declining customer confidence which may negatively impact the demand for our services.  A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

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

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization (or the IMO) as well as marine pollution and prevention requirements imposed by the International Convention for the Prevention of Pollution from Ships.  In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (or the 2010 HNS Convention), if it is entered into force.  In addition, national laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.  However, some jurisdictions are not a party to an international regime limiting maritime pollution liability, and, therefore, a vessel owner’s or operator’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Please read “Item 4 Information on the Partnership—Business Overview—Environmental and Other Regulations— International Maritime Regulations of LNG Vessels” and “Other Regulation” below for a more detailed discussion on these topics.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (OPA 90), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Clean Water Act, and the Clean Air Act.  In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution.  Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.  As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Golar Mazo is certified by Lloyds Register, and the Methane Princess, the Golar Spirit, the Golar Winter, the Golar Freeze, the NR Satu and the Golar Grand are each certified by Det Norske Veritas.

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

Pursuant to the omnibus agreement, Golar and its affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five years or more.  The omnibus agreement, however, contains significant exceptions that may allow Golar and its affiliates to compete with us, which could harm our business.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business.  We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting.  Common unitholders will be entitled to elect only four of the seven members of our board of directors.  The elected directors will be elected on a staggered basis and will serve for three year terms.  Our general partner in its sole discretion will appoint the remaining three directors and set the terms for which those directors will serve.  The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.  Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 662/3% of the outstanding common units and subordinated units, including any common units or subordinated units owned by our general partner and its affiliates, voting together as a single class.

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

Golar owns a 49.9% limited partner interest in us and owns and controls our general partner.  All of our officers and certain of our directors are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders.  Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand.  As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders.  These conflicts include, among others, the following situations:

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

•
our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors are elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

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

Our partnership agreement provides that our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership.  Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law.  For example, our partnership agreement:

•
permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner.  Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders.  Decisions made by our general partner in its individual capacity will be made by its sole owner, Golar.  Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights (or the IDRs), call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or IDRs or votes upon the dissolution of the partnership;

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

•
The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal.  The vote of the holders of at least 662/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner.  Golar currently owns 49.9% of the outstanding common and subordinated units.

•
If our general partner is removed without “cause” during the subordination period and units held by our general partner and Golar are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our general partner will have the right to convert its general partner interest and its IDRs (and Golar will have the right to convert its IDRs) into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.  A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.  Any conversion of the general partner interest or IDRs would be dilutive to existing unitholders.  Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive.  “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner.  Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

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

We have granted registration rights to Golar and certain of its affiliates.  These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders.  As of April 30, 2013, Golar owns 12,238,096 common units and 15,949,831 subordinated units and 100% of the IDRs (directly and through its ownership of our general partner).  Following their registration and sale under the applicable registration statement, those securities will become freely tradable.  By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

Our general partner, as the holder of a majority of the IDRs, may elect to cause us to issue additional common units to it and Golar in connection with a resetting of the target distribution levels related to our general partner’s and Golar’s IDRs without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units.  This may result in lower distributions to holders of our common units in certain situations.

Our general partner, as the initial holder of a majority of the IDRs, has the right, at a time when there are no subordinated units outstanding and our general partner and Golar have received incentive distributions at the highest level to which they are entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election.  Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner and Golar will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner and Golar on the IDRs in the prior two quarters.  We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its IDRs and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels.  As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to our general partner in connection with resetting the target distribution levels related to our general partner’s and Golar’s IDRs.

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

Golar, which owns and controls our general partner, currently owns 30.2% of our common units.  At the end of the subordination period, assuming we do not issue any additional common units and the conversion of our subordinated units into common units, Golar will own 49.9% of our common units.

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

Based on our current and projected method of operation, we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for any future taxable year.  We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income.  This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year.  If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences.  Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross shipping income.  U.S. source gross shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction unless the corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder.

We believe that we and each of our subsidiaries engaged in transportation will qualify for the Section 883 tax exemption for the foreseeable future, and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances, including some that may be beyond our control, that could cause us to lose the benefit of this tax exemption.  In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law.  Therefore, we can give no assurance that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for the Section 883 tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source gross shipping income for such year.  Our failure to qualify for the exemption under Section 883 could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.  The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States, and we do not currently anticipate providing any regasification or storage services within the territorial seas of the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under the U.S.-Norway Tax Treaty or Section 883 of the Code and would be subject to a 35% net income tax in the United States. Please read “Item 4—Information on the Partnership—Taxation of the Partnership—The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 and the consequences of failing to qualify for such an exemption.

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

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership formed initially as a wholly owned subsidiary of Golar LNG Limited (Nasdaq: GLNG), a leading independent owner and operator of Floating Storage Regasification Units (or FSRUs) and LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters. As of April 30, 2013, we have a fleet of four FSRUs and four LNG carriers.

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

In October 2011, we completed the acquisition of 100% interests in subsidiaries that own and operate the FSRU, the Golar Freeze from Golar for a purchase price of $330.0 million for the vessel plus $9.0 million of working capital adjustments less assumed bank debt of $108.0 million.

In July 2012, we acquired from Golar interests in the companies that own and operate the NR Satu, which is currently operating under a time charter that expires in 2022 with PTNR, for a purchase price of approximately $385.0 million for the vessel plus working capital adjustments of $3.0 million. In addition, in November 2012, we acquired from Golar interests in the companies that lease and operate the Golar Grand, which is currently operating under a time charter that expires in 2015 with BG Group for a purchase price of $265.0 million for the vessel plus working capital adjustments of $2.6 million less the assumed capital lease obligations of $90.8 million. In February 2013, we acquired from Golar interests in the company that owns and operates the LNG carrier, the Golar Maria, which is currently operating under a time charter with LNG Shipping, a subsidiary of Eni S.p.A that expires in December 2017, for a purchase price of approximately $215.0 million less the assumed debt of $89.5 million. See “Item 5. Operating and Financial Review and Prospects” for a description of our acquisitions of the Golar Freeze, the NR Satu and the Golar Grand and the financing arrangements related thereto.

In this Annual Report, we refer to the four vessels that were contributed to us in connection with our formation and our IPO as our initial fleet. In this Annual Report, the Golar Freeze, the NR Satu and the Golar Grand are referred to collectively as the Dropdown Predecessor. We refer to the vessels in our initial fleet, the Dropdown Predecessor and the Golar Maria, collectively, as our current fleet.

We were formed on September 24, 2007 under the laws of the Republic of the Marshall Islands and maintain our principal executive headquarters at Par-La-Ville Place, 14 Par-la-Ville Road, Hamilton, HM08, Bermuda. Our telephone number at that address is +1 (441) 295-4705. Our principal administrative offices are located at 13th Floor, One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom.

B.            Business Overview

General

Our business is to own and operate FSRUs and LNG carriers under long-term time charters (which we define as charters with terms of five or more years).  Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of FSRUs and LNG carriers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows.  The vessels in our current fleet are chartered to BG Group, Pertamina, Petrobras, Dubai Supply Authority, PTNR and LNG Shipping SpA (a subsidiary of ENI) under long-term time charters that had an average remaining term of 7 years as of March 31, 2013. Since our IPO in April 2011, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.50 per unit for the quarter ended December 31, 2012.

We intend to leverage the relationships, expertise and reputation of Golar, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers.  As of April 30, 2013, Golar owned our 2.0% general partner interest, all of our IDRs and a 49.9% limited partner interest in us.  Golar intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term stable cash flow generating FSRUs and LNG carriers.

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

The Natural Gas Industry

Predominately used to generate electricity and as a heating source, natural gas is one of the “big three” fossil fuels that make up the vast majority of world energy consumption.  As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.  As more emphasis is placed on reducing carbon emissions, Organization for Economic Cooperation and Development (or OECD) nations have come to view natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants. More recently, China has indicated a strong desire to address air quality issues that have arisen following a rapid expansion in the use of coal fired power plants. Gas fired electricity generation is expected to feature prominently in their efforts to address environmental issues.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2011,  worldwide proved natural gas reserves were 6,675 Tcf (189,014 bcm).  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 54% of the world's natural gas reserves as of January 1, 2011, and the United States is the fifth largest holder of natural gas reserves at 4.1% of the world's reserves.  Despite some uncertainty around a few high profile liquefaction projects, Australian exports of natural gas are forecast to triple between 2008 and 2020 and continue growing thereafter.  More recently, sizeable new discoveries are being made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya.

     The EIA predicts a substantial increase in the production of “unconventional” natural gas, including tight gas, shale gas and coalbed methane.  Although reserves of unconventional natural gas are unknown, the EIA predicts a substantial increase in natural gas supplies from unconventional formations in the future, especially from the United States but also from Canada, France, Poland, Turkey, Ukraine, South Africa, Morocco, Chile, Mexico, China, Australia, Libya, Algeria, Argentina and Brazil.  Shale gas production has been particularly prolific increasing by over 5 billion cubic feet (or Bcf) per day since the beginning of 2007.  This increase largely results from recent advances in horizontal drilling and hydraulic fracturing technologies, especially in the U.S.  These technologies have made it possible to exploit the U.S.’s vast shale gas resources.  Continually rising estimates of shale gas resources have helped to increase estimates of the total U.S. natural gas reserves by almost 50% over the past decade.  The EIA expects shale gas to comprise 47% of U.S. natural gas production in 2035.

The reduced rate of growth in LNG demand in the U.S. is expected to be at least partly offset by increased demand for LNG in other nations, especially non-OECD countries.

Liquefied Natural Gas

Overview

The need to transport natural gas over long distances across oceans led to the development of the international LNG trade.  The first shipments were made on a trial basis in 1959 between the United States and the United Kingdom, while 1964 saw the start of the first commercial-scale LNG project to ship LNG from Algeria to the United Kingdom.  LNG shipping provides a cost-effective and safe means for transporting natural gas overseas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks.  In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then carried by pipeline for distribution to natural gas customers.

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

According to Wood Mackenzie, LNG liquefaction capacity was 175 million tonnes per annum in 2007, this increased to 242 million tonnes per annum by 2011. The International Group of Liquefied Natural Gas Importers note that liquefaction volumes dropped for the first time in 30 years in 2012 to around 236 million tonnes, due to an unusually large number of unscheduled production interruptions.  Wood Mackenzie has, however, indicated that liquefaction capacity is expected to resume its growth path over the coming years reaching 286 million tonnes by 2016 and 346 million tonnes by 2018.

The LNG Carrier Fleet

As of the end of March 2013, the world LNG carrier fleet consisted of 379 LNG carriers (including 14 FSRUs, 15 vessels with a capacity less than 18,000m3 and 5 vessels currently in lay-up).  By the end of March 2013, there were orders for 114 new LNG carriers (including 9 FSRUs, 4 small vessels with a capacity of less than 18,000m3 and 2 production units), with the bulk of ordered vessels scheduled for delivery in 2013 and 2014.

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

Of the vessels currently trading and on order, approximately 71% employ the membrane containment system, 24% employ the Moss system and the remaining 5% employ other systems.  Of the newbuilds, vessels on order that have employed the membrane containment system, have done so primarily because it most efficiently utilizes the entire volume of a ship’s hull. The construction period for an LNG carrier is approximately 28-34 months.

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

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

Floating LNG regasification vessels are commonly known as FSRUs. The FSRU regasification process involves the vaporization of LNG and injection of the resultant natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently near shore and attached to a jetty (with LNG transfer being either directly ship to ship or over a jetty);

•	shuttle carriers that regasify and discharge their cargos offshore (sometimes referred to as energy bridge); and

•	shuttle carriers that regasify and discharge their cargos alongside.

Golar’s and the Partnership’s business model to date has been focused on FSRUs that are permanently offshore or near shore and provide continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities make them highly competitive in these markets. In the Middle East, Caribbean and South America almost all new regasification projects use FSRUs. FSRUs are also beginning to penetrate Asian markets, led by Golar's NR Satu in Jakarta, Indonesia and a variety of projects in India.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects. FSRU projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land based projects) and at a significantly lower cost (10 to 50% less) than land based alternatives.

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as LNG carriers to pick up cargoes and can be easily and quickly redeployed as demand conditions change. A floating regasification vessel can load, store and regasify LNG before delivering the natural gas to market. It can be operated partially as a conventional trading ship that transports and regasifies its own cargo, or as a mother-ship that processes supplies received by way of ship-to-ship transfers. FSRUs can also be moved to (and operated at) a different location if required, which is particularly beneficial in markets where demand for LNG is seasonal. Additionally, FSRUs offer quicker access to LNG supply for markets that lack onshore regasification infrastructure.  The FSRU can be a substitute for a land based terminal and remain a fixed and permanent facility over the long term but can also complement land based regasification by providing storage and regasification to a market while the longer lead time land based terminal is being constructed.

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

As of February 2013, there are 14 FSRUs in existence with an additional 9 FSRUs under construction.

FSRUs can have some potential disadvantages. While FSRUs can have comparable ability to offload cargo from LNG carriers relative to land based terminals, land based terminals typically have greater storage capacity which can facilitate faster cargo offload in a situation when storage tanks are partially full. Land based terminals are also potentially better suited for large gas send out capacity requirements in excess of the capacity of the largest FSRUs. However, even these disadvantages can be mitigated by adding a Floating Storage Unit (FSU) or another FSRU to create more storage and regasification capacity. Recently, the market has begun to see FSRU projects under development that involve more than one regasification and storage vessel.

Competition — LNG Carriers and FSRUs

While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels which are not dedicated to a long-term contract.  Competition for mid- and long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less. Since late 2010, market developments have seen a considerable tightening in the supply/demand balance leading to a sharp increase in employment and hire rates. In the first quarter of 2013, short-term charter rates have decreased somewhat but are still well above 2010 levels.

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

FSRUs are in an early stage of their commercial development and thus there is less competition in that market than in the more mature commercial market of LNG carriers.  As such, there are only a limited number of FSRU owners and operators in addition to us, primarily made up of Excelerate Energy, Hoegh LNG, Exmar, Teekay LNG and MISC Berhad.

Our Fleet and Customers

Our current fleet consists of:

•
the Golar Spirit, an FSRU retrofitted in 2007 from an LNG carrier built in 1981 that is currently operating under a time charter that expires in 2018 with Petrobras, the majority state-owned oil and gas company of Brazil;

•	the Golar Winter, an FSRU retrofitted in 2008 from an LNG carrier built in 2004 that is currently operating under a time charter that expires in 2024 with Petrobras;

•
the Golar Freeze, an FSRU retrofitted in 2010 from an LNG carrier built in 1977 that is currently operating under a time charter that expires in 2020 with DUSUP, the exclusive purchaser of natural gas in Dubai;

•
the NR Satu, an FSRU retrofitted in 2012 from an LNG carrier built in 1977 that is currently operating under a time charter that expires in 2022 with PTNR, a joint venture company that is 60% owned by Pertamina and 40% owned by PT Perusahaan Gas Negara, an unaffiliated Indonesian company engaged in the transport and distribution of natural gas in Indonesia;

•	the Methane Princess, an LNG carrier built in 2003 that is currently operating under a time charter that expires in 2024 with BG Group;

•
the Golar Grand, an LNG carrier built in 2006 that is currently operating under a time charter that expires in 2015 with BG Group. We have an option to require Golar to charter in the vessel at a lower charter rate after the expiry of the time charter with BG Group to 2017 if BG Group does not exercise their option to extend their time charter;

•
the Golar Mazo, an LNG carrier built in 2000 that is currently operating under a time charter that expires in 2017 with Pertamina, the state-owned oil and gas company of Indonesia. We own a 60% interest in this vessel and Chinese Petroleum Corporation owns the remaining 40%; and

•
the Golar Maria, an LNG carrier built in 2006 that is currently operating under a time charter that expires in 2017 with LNG Shipping S.p.A., a subsidiary of Eni S.p.A. We acquired the Golar Maria in February 2013.

We intend to leverage our relationship with Golar to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties.

FSRUs

The following table provides information about the four FSRUs in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel		Capacity (cbm)	Offtake Capacity (Bcf/d)	Year of Delivery	Post-Retrofit Charter Commencement	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit		128,000	0.25	1981	July 2008	Petrobras	2018	Three years plus two years
Golar Winter		138,000	0.50	2004	September 2009	Petrobras	2024	none
Golar Freeze		125,000	0.48	1977	May 2010	DUSUP	2020	Terms extending up to 2025(1)
NR Satu	(2)	125,000	0.50	1977	May 2012	PTNR	2022	2025
Total Capacity		516,000	1.73
__________________________________________

(1)	DUSUP has the option to extend the charter for two extension periods of two years and two years. DUSUP has an option to extend the initial term or either of the extension periods by one year.

(2)
We hold all of the voting stock and control all of the economic interests in PTGI, the company that owns and operates the NR Satu, pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

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

NR Satu.  The NR Satu was delivered to Golar in 1977. Golar operated the NR Satu as an LNG carrier prior to its retrofitting into an FSRU.  The NR Satu completed its retrofitting in April 2012. Its time charter with PTNR commenced in May 2012 and the initial period will expire in 2022. The NR Satu is permanently moored alongside a purpose built mooring facility. Given that the NR Satu is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that its useful post-retrofit service life will be 20 years.

LNG Carriers

The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier		Capacity (cbm)	Year of Delivery	Charterer	Current Charter Expiration		Charter Extension Option Periods
Golar Mazo	(1)	135,000	2000	Pertamina	2017		Five years plus five years
Methane Princess		138,000	2003	BG Group	2024		Five years plus five years
Golar Grand		145,700	2006	BG Group	2015	(2)	2018
Golar Maria	(3)	145,700	2006	Eni S.p.A.	2017		n/a
Total Capacity		564,400

____________________________________

(1)	Chinese Petroleum Corporation holds the remaining 40% interest in the Golar Mazo.

(2)	In the event BG Group does not exercise their option to extend its charter on the Golar Grand beyond 2015, we have an option to require Golar to charter the vessel through to October 2017.

(3)	We acquired the Golar Maria in February 2013.

As of March 31, 2013, our LNG carriers had an average age of 9 years, compared to the world LNG carrier fleet average age of approximately 11 years.  LNG carriers are generally expected to have a lifespan of approximately 40 years.  The Golar Mazo has a Moss containment system, while the Methane Princess, Golar Grand and Golar Maria have membrane-type cargo containment systems.  Our charterers are able to use our LNG carriers worldwide or to sublet the vessels to third parties.

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

Golar Grand. The Golar Grand is under a medium-term charter with BG Group with an initial term expiring in 2015. In the event BG Group does not exercise its option to extend the initial term by an additional three years, we have an option to require Golar to charter-in the vessel until October 2017 at approximately 75% of the hire rate that would have been payable by BG Group.

Golar Maria. The Golar Maria is currently chartered to LNG Shipping S.p.A. LNG Shipping S.p.A. is a wholly-owned subsidiary of Eni S.p.A., an integrated energy company operating in the sectors of oil and gas exploration & production, international gas transportation and marketing, power generation, refining and marketing, chemicals and oilfield services. Eni is partly owned by the Italian government and operates in 90 countries worldwide.

FSRU Charters

We provide the services of each of the Golar Spirit and the Golar Winter to Petrobras under separate Time Charter Parties (or TCP) and Operation and Services Agreements (or OSAs).  The TCPs and OSAs are interdependent and when combined have the same effect as the time charters for our LNG carriers.  The services of the Golar Freeze are provided to DUSUP under a TCP.  The services of the NR Satu are provided to PTNR under a TCP.

The Golar Spirit, Golar Winter, Golar Freeze and NR Satu charters feature hire and off-hire provisions similar to those provisions in the charters for our LNG carriers.  The Golar Spirit and Golar Winter charters also contained provisions giving Petrobras the option to purchase the vessels from us under certain circumstances.  Following our agreement to make certain modifications to the Golar Winter in January 2012, Petrobras’ option to purchase the Golar Spirit and Golar Winter have been cancelled. The NR Satu charter contains a provision that allows PTNR to purchase the vessel subject to agreeing the commercial terms. The Golar Spirit, Golar Winter, Golar Freeze and NR Satu charters have additional requirements that the vessels are able to receive LNG from another LNG carrier within a specified time and then to discharge regasified LNG at a specified pressure and flow rate.  The following discussion describes the material terms of the Golar Spirit, Golar Winter, Golar Freeze and NR Satu charters.

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

The Golar Freeze charter commenced upon acceptance by DUSUP in May 2010.  The charter has an initial term of ten years.  Under the Golar Freeze charter, DUSUP has the option to extend the charter for two extension periods of two years each and has the option to increase the length of the initial term or one of the extension periods by one year.  Six months’ notice is required if an extension option is to be exercised by DUSUP.  If DUSUP exercises its option to extend the Golar Freeze charter beyond its initial term, the fixed component of the hire rate will be reduced by approximately 64.4%.  See “— Hire Rate.”

The NR Satu charter commenced upon acceptance by PTNR in May 2012. The charter has an initial term of approximately eleven years.  Under the NR Satu charter, PTNR has the option to extend the charter to 2025 by giving notice before the expiry of the initial term.

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

Under the Golar Freeze charter, hire is payable monthly, in advance in U.S. Dollars.  The hire payable under the charter consists of two components, a fixed charter hire rate and an operating cost element.  The fixed rate component will remain constant for the duration of the initial term of ten years.  If DUSUP exercises its option to extend the charter beyond its initial term, the fixed hire rate component for any such extension term will be reduced by approximately 64.4% from the initial hire rate.  The operating cost component includes all vessel operating expenses, except drydocking and certain insurance costs.  The operating cost element is reset each year in order to take cost movements into account.

Under the NR Satu charter, hire is payable monthly, in advance in U.S. Dollars.  The hire payable under the charter consists of three components: the capital element (comprised of the vessel capital element and mooring capital element), an operating cost element and the tax element.  The capital component will remain constant for the duration of the initial term of approximately eleven years. If PTNR exercises its option to extend the charter beyond its initial term, the capital element will decrease by 11.6% in 2023 representing the decrease in the mooring capital element, then by a further 7% in 2024 and 2025. The operating cost element includes all vessel operating expenses, except drydocking and certain insurance costs.  The operating cost element is reset each year in order to take cost movements into account. The tax element shall be adjusted only when there is any change in Indonesian Tax Laws (including any changes in interpretation or implementation thereof) or any treaty to which Indonesia is party or the invalidity of any tax assumptions used in determining the tax element.

The hire rate payable for the Golar Spirit, the Golar Winter, the Golar Freeze and the NR Satu may be reduced if they do not perform to certain of their specifications, such as specified rates of regasification.

Expenses

Under the Golar Spirit, Golar Freeze, Golar Winter and NR Satu charters, the vessel owner is responsible for FSRU operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses as well as periodic drydocking costs.  The vessel owner is also directly responsible for providing all of these items and services.  The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The charterer is responsible for providing, maintaining, repairing and operating certain facilities at the unloading port such as sufficient mooring infrastructure for LNG ships to be berthed alongside and a high pressure send-out pipeline.

Off-hire

The vessel owner is responsible for all costs when the FSRU is off-hire.  Prolonged off-hire may lead to termination of the time charter.  A vessel generally will be deemed off-hire if there is a specified time it is unavailable for use by the customer due to the factors described above under “—LNG Carrier Charters—Off-hire”. Under the OSAs for the Golar Spirit and the Golar Winter, an off-hire allowance is provided for a certain number of hours of scheduled off-hire per year.  Under the Golar Freeze charter, the vessel owner is allowed a certain number of days to carry out periodic drydocking during which time the vessel will not be offhire. Under the NR Satu charter, an off-hire allowance is provided for a certain number of hours of scheduled off-hire per year.

Ship Management and Maintenance

Under the Golar Spirit, the Golar Winter, the Golar Freeze and NR Satu charters, the vessel owner is responsible for the technical management of the vessels, including engagement and provision of qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.  Golar Management and Golar Wilhelmsen provide these management services under the fleet management agreements.

We are focused on operating and maintaining our vessels to the highest safety and industry standards and at the same time maximizing revenue from each vessel.  It is our policy to have our crews perform planned maintenance on our vessels while in operation, to reduce time required for repairs during drydocking.  This reduces the overall off-hire period required for dockings and repairs.  We believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crew members or sub-contractors.

During their retrofitting, the FSRUs, except for the NR Satu, were prepared for five years in service between drydockings. This is in line with the policy adopted by the industry for new LNG carriers.  The NR Satu was prepared so it could remain in service for the duration of its charter with PTNR, including option periods, before its first drydocking as a FSRU. The Golar Spirit, the Golar Winter, the Golar Freeze and the NR Satu will benefit from the significantly reduced loads and wear and tear associated with remaining in sheltered waters for the majority of the terms of their charters.

Termination

The Golar Spirit and Golar Winter charters will terminate automatically, or immediately upon receipt of written notice from Petrobras upon loss of the relevant vessel.  In addition, the vessel owner is generally entitled to suspend performance (but with the continuing accrual to the vessel owner’s benefit of hire payments and default interest) and/or terminate the charter if Petrobras defaults in its payment obligations under the applicable charter.  Under the Golar Spirit and the Golar Winter charters, either party may also terminate the charter for force majeure after a continuous and specified period or in the event that war or hostilities materially and adversely affect the operations of the applicable vessel.  Additionally, either party may elect to terminate either of the charters upon the occurrence of specified events of default.  Petrobras will have the right to terminate the Golar Spirit and the Golar Winter charters in the event of requisition by any governmental authority.  Petrobras has the right to terminate the charters for continuing off-hire reasons.  Petrobras also has the right to terminate the Golar Spirit and the Golar Winter charters, after the fifth and tenth anniversary, respectively, of the commencement of the applicable charter without fault upon payment of a termination fee specified in the relevant charter.  Six months’ notice is required if Petrobras wishes to exercise its right to no fault termination under either of the charters.

Under the Golar Freeze charter, DUSUP may terminate the agreement immediately, upon giving written notice to the owner, in the event of the loss of the vessel or in the event that the vessel is off-hire for a specified extended period.  The charterer may terminate the agreement where force majeure circumstances result in minimal receipt of gas or minimal regasification conditions that continue uninterrupted for a specified period, upon written notice to the owner.  In addition, either party may terminate the charter in the event that war or hostilities continue for a specified period of time and are likely to materially and adversely affect the operations of the vessel.  Additionally, either party may elect to terminate the charter upon the occurrence of specified events of default, after written notice.  The charterer will have the right to terminate the Golar Freeze charter in the event of requisition by any governmental authority.  The charterer also has the right to terminate the charter without fault after the fifth anniversary of the commencement of the charter and by giving six months prior written notice and payment of a compensatory fee.  We may terminate the agreement with immediate effect in the event that the charterer is in default of its payment obligations under the agreement after the owner has furnished notice of default to the charterer.

Under the NR Satu charter, PTNR may terminate the agreement immediately, upon giving written notice to the owner, in the event of the loss of the vessel or in the event that the vessel is off-hire for a specified extended period.  The charterer may terminate the agreement where force majeure circumstances result in minimal receipt of gas or minimal regasification conditions that continue uninterrupted for a specified period, upon written notice to the owner.  In addition, either party may terminate the charter in the event that war or hostilities continue for a specified period of time and are likely to materially and adversely affect the operations of the vessel.  Additionally, either party may elect to terminate the charter upon the occurrence of specified events of default, after written notice.  The charterer will have the right to terminate the NR Satu charter in the event of requisition by any governmental authority.  We may terminate the agreement with immediate effect in the event that the charterer is in default of its payment obligations under the agreement after the owner has furnished notice of default to the charterer.

A termination of any of our FSRU charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders. However, in the event of a contract termination of any of our FSRU charters, we believe, based on current market conditions, that we would likely be able to re-charter any of our FSRU vessels at rates not significantly dissimilar to the charter rates under our existing FSRU charters without a significant impact to our net cash flow. We cannot guarantee this outcome.

LNG Carrier Charters

We provide the LNG marine transportation services of the Golar Mazo under a time charter with Pertamina, the Methane Princess and Golar Grand under time charters with BG Group and the Golar Maria under a time charter with LNG Shipping SpA.  A time charter is a contract for the use of the vessel for a fixed period of time at a specified daily rate.  Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs (including fuel, port and canal fees and LNG boil-off).  The following discussion describes the material terms of our LNG carrier time charters.

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

Golar Grand. The initial term of the Golar Grand charter with BG Group commenced in March 2012 and will terminate in the first quarter of 2015. BG Group has the option to extend the charter of the Golar Grand for an additional three years. BG Group must provide twelve months' notice of any decision to extend. Under the terms of the option agreement with Golar that we entered into upon our acquisition of the Golar Grand in November 2012, Golar has granted us an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if BG Group does not renew or extend the charter after the initial term.

Golar Maria. The term of the Golar Maria charter with LNG Shipping S.p.A. commenced in December 2012 and will terminate at the end of 2017.

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

Golar Grand and Golar Maria. The hire rate is payable monthly, in advance in U.S. Dollars as specified in the charter.  The hire rate is a single fixed daily amount for the duration of the charter.

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

Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for general repairs.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies.  The Golar Mazo is certified by Lloyds Register, and the Methane Princess, the Golar Spirit, the Golar Freeze, the Golar Winter, the NR Satu, the Golar Grand and the Golar Maria are each certified by Det Norske Veritas.  All of our vessels have been awarded International Safety Management ("ISM") certification and are currently “in class.”

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

Through its affiliates, Golar assists us in managing our ship operations and maintaining a technical department to monitor and audit our ship manager operations.  Our appointed ship manager, Golar Wilhelmsen Management AS (Golar Wilhelmsen),  is working to the standard of International Standards Organization’s (or ISO) 9001 and ISO 14001, and have through Det Norske Veritas, the Norwegian classification society, and Lloyds, obtained approval of their safety management systems as being in compliance with the International Safety Management Code (or ISM Code), on behalf of the appropriate Flag State for the vessels in our current fleet, which are flagged in the Marshall Islands or Liberia.  Golar Wilhelmsen, established in 2010, received its ISO 9001 certification on April 7, 2011.  Our vessels’ safety management certificates are being maintained through ongoing internal audits performed by the manager and intermediate audits performed by Det Norske Veritas or Lloyds.  To supplement our operational experience, Golar and its affiliates provide expertise in various functions critical to our operations.  This affords an efficient and cost effective operation and, pursuant to administrative services agreements with certain affiliates of Golar, access to human resources, financial and other administrative functions.  Critical ship management functions that will be provided by Golar Management through various of its offices around the world include:

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

Crewing and Staff

As of December 31, 2012, Golar employed (directly and through ship managers) approximately 333 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions—Fleet Management Agreements.”  We regard attracting and retaining motivated seagoing personnel as a top priority.  Like Golar, we offer our seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally.  The officers operating our vessels are engaged on individual employment contracts, while the ship managers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current fleet, which are flagged in the Marshall Islands, UK or Liberia.  We believe our relationships with these labor unions are good.  Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations.  Golar’s cadet training approach is designed to balance academic learning with hands-on training at sea.  Golar has relationships with training institutions in Croatia, India, Norway, Philippines, Indonesia and the United Kingdom.  After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of our vessels.  We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance.  Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 218 days.  The number of deductible days varies from 14 days to 30 days, depending on the type of damage; machinery or hull damage.

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

The insurers providing the covers for Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they will consider the FSRUs as vessels for the purpose of providing insurance.  For the FSRUs, we have also arranged an additional Comprehensive General Liability (or CGL) insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance. Our cover under the CGL insurance is $150 million per unit for the Golar Spirit and the Golar Winter, $15 million for the Golar Freeze and $50 million for the NR Satu.

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

Golar Wilhelmsen is operating in compliance with the International Standards Organization (or ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers.  Golar Wilhelmsen received its ISO 9001 certification (quality management systems) in April 2011 and the ISO 14001 Environmental Standard in August 2012.  This certification requires that we and Golar Wilhelmsen commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade.  The requirements contained in the ISM Code promulgated by the IMO, govern our operations.  Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.  Golar Wilhelmsen, our ship manager, holds a Document of Compliance under the ISM Code for operation of Gas Carriers that meets the standards set by the IMO.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code (or the IGC Code) published by the IMO.  The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage.  Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk.  Each of our vessels is in compliance with the IGC Code.  Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions.  For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.  Though this has not occurred to-date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.  As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012 and the EPA issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks.Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention.  Installation of ballast water treatment systems will be needed on our four LNG carriers.  As long as our four FSRUs are operating as FSRUs and kept stationary they will not need installation of ballast water treatment systems. However, under their time charter party (“TCP”), Golar Spirit and Golar Winter may be required to trade as LNG carriers.  If the respective vessel charterers should choose to trade the Golar Spirit or Golar Winter internationally as LNG carriers, the vessels will have to be equipped with ballast water treatment systems and the cost of the related modifications will be split between the charterer and owner.  Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs will likely be in the range of between $2 million and $4 million. These costs are expected to be incurred between 2016 and 2019.

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

United States Environmental Regulation of LNG Vessels

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment.  In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution.  Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.  As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

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

Further on March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems (or BWMS).  The rule went into effect on June 20, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention.  The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size.  For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge.  The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016.  Additionally, EPA issued a new Vessel General Permit in March 2013 that will become effective on December 19, 2013. In addition to the ballast water best management practices required under the 2008 Vessel General Permit, the 2013 Vessel General Permit contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit. Under our existing charter agreements, the costs associated with the installation of ballast water treatment systems for the Golar Mazo would be allocated to our charterer if required exclusively by U.S. law. The costs associated with the installations for our other three LNG carriers, the Golar Winter and the Golar Spirit (if required to trade as LNG carriers under their TCP), if needed, would be, at least in part, our responsibility.  Compliance with these regulations will entail additional costs, but current estimates suggest that additional costs are not likely to be material.

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

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force.  Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2020, and restrictions on shipping emissions may be included in any new treaty.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Commission is currently considering possible European action in 2013 to introduce monitoring, reporting and verification of greenhouse gas emissions from maritime transport as a first step towards measures to reduce these emissions.

On January 1, 2013, the IMO's approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate.  The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases.  In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule in 2011 imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.  In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

Brazil Environmental Regulations

In Brazil, the environmental requirements are defined by the field operator, and in most cases, Petrobras, where it is involved. Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas business is subject to extensive regulations by several governmental agencies, including the National Agency for Oil and Gas, the Brazilian Navy and the Brazilian Authority for Environmental Affairs and Renewable Resources.

The Golar Spirit and the Golar Winter which are operating in Brazil as FSRUs are subject to various local regulations such as the Conama Resolution 357 (the “Water Act” of March 2005) and the Conama Resolution 382 (the “Air Pollution Act” of December 2006). Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases.

Indonesia Environmental Regulations

The NR Satu which is operating in Indonesia as an FSRU is also subject to various local environmental regulations.

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

Our FSRUs, except for the NR Satu, are “classed” as LNG carriers with the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation.  The reference to “vessels” in the following, also apply to our FSRUs.  For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance.  Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a “condition of class” which must be rectified by the shipowner within prescribed time limits.  The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state.  These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

The latest FSRU unit, the NR Satu has a dual class (Det Norske Veritas and the Indonesian BKI) with class notation +OI Floating Offshore LNG Regasification Terminal, REGAS, POSMOOR. The unit is without a propulsion system and is permanently moored without the ability to trade as LNG carrier.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies.  The Golar Mazo is certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas.  Both being members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class.”

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

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption.  The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country.  Equity interests in a non-U.S corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements.  These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on an established securities market during the taxable year is at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years).  In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirements if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

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

Taxation of United Kingdom Incorporated Subsidiaries.  Each of our subsidiaries that is incorporated in the United Kingdom will be regarded for the purposes of the United Kingdom Corporation Tax Acts as being resident in the United Kingdom and will be liable to United Kingdom corporation tax on its worldwide income and chargeable gains, regardless of whether this income or gains are remitted to the United Kingdom.  The generally applicable rate of United Kingdom corporation tax is 23.0% from April 1, 2013.  Our United Kingdom incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken.  There is currently no United Kingdom withholding taxes on distributions made to us.

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

On commencement of trade by Golar Brazil in July 2008 (upon delivery of the Golar Spirit), we became subject to tax in Brazil (including net income taxes due from Golar Brazil, if any, and any Brazilian withholding taxes is required to be withheld by Golar Brazil from payments it makes to our other subsidiaries) in the approximate amount of 37.5% of the payments due to Golar Brazil under the operation and services agreement with respect to the Golar Spirit and the Golar Winter.  A portion of this tax is withheld by Petrobras from payments it makes to Golar Brazil under the operation and services agreement, and the remainder is collected directly from Golar Brazil.

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

Indonesian Taxation

The following discussion is based upon our knowledge and understanding of the tax laws of Indonesia and regulations, rulings and judicial decisions thereunder, all as in effect of the date of this Annual Report and subject to possible change on a retroactive basis.  The following discussion is for general information purposes and does not purport to be a comprehensive description of all the Indonesian income tax considerations applicable to us.

PTGI, which owns and operates the NR Satu, has entered into a time charter party agreement with PTNR.

On commencement of the charter by PTGI in Indonesia, which occurred in May 2012 upon delivery of the NR Satu, we became subject to tax in Indonesia payable by PTGI. This included (and is not limited to) corporate income tax on profits at a rate of 25%, withholding taxes required to be withheld by PTGI from payments it makes to our other subsidiaries which could be dividends to PTGI's immediate parent or interest payments on group loans as well as third party debt financing.

However, under the time charter party agreement, as the vessel is operating in Indonesian waters, PTNR is ultimately responsible for all taxes and accordingly, reimburses us through the tax hire rate for any taxes PTGI is responsible for paying.

PTNR does not withhold tax from payments it makes under the charter for the NR Satu as payments to PTGI are to a fellow Indonesian entity.

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

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner.  Our general partner is a subsidiary of Golar, which is a Bermuda exempted company.  Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2012.

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $35.7 million as of December 31, 2012. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured against the $175 million NR Satu facility.

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

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the NR Satu, respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. The Golar Freeze, the NR Satu and the Golar Grand are referred to herein collectively as the Dropdown Predecessor. These transactions were also deemed to be a reorganization of entities under common control. Accordingly, our financial statements prior to the dates these vessels were acquired by us were retroactively adjusted to include the results of these vessels.  The periods retroactively adjusted include all periods that we and the Dropdown Predecessor were under common control of Golar.

Our financial position, results of operations and cash flows reflected in our consolidated and combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

Background and Overview

We were formed by Golar in 2007, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  Our fleet currently consists of four FSRUs and four LNG carriers.  We expect to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

On April 13, 2011, we completed our IPO.  In connection with our IPO, we issued to Golar 23,127,254 common units and 15,949,831 subordinated units.  Our general partner also received 797,492 general partner units, representing a 2.0% general partner interest in us, and 81% of our incentive distribution rights (or our IDRs).  We issued the remaining 19% of our IDRs to Golar Energy. Since the delisting of Golar Energy in August 2011, Golar Energy has been a wholly owned subsidiary of Golar.  In the IPO of our common units, Golar sold 13,800,000 common units to the public at a price of $22.50 per common unit.

Significant Developments in 2012 and Early 2013

Equity offerings and debt financing
In July 2012, we closed our first follow on public offering, in which we sold a total of 6,325,000 common units (including common units sold pursuant to the exercise of the underwriters' over-allotment option) at a price of $30.95 per common unit. Our general partner maintained its 2% general partner interest in us by contributing a further $4.6 million to us. We also closed a concurrent private placement of 969,305 common units to Golar at a price of $30.95 per common unit. We received total net proceeds of $221.7 million from the public offering, the concurrent private placement and general partner's contribution (together, the July 2012 Equity Offerings).
In September 2012, we completed the issuance of a NOK 1,300 million bond in the Norwegian bond market with maturity expected to be on October 12, 2017. The aggregate net principal amount of the bonds is equivalent to approximately USD 227 million and has been swapped to US dollars, with a fixed interest rate of 6.485%. We listed the bonds on the Oslo Stock Exchange in December 2012. We used a portion of the net proceeds of the offering to repay the $222.3 million vendor loan from Golar in respect of the acquisition of the Golar Freeze.

In November 2012, we completed our second follow-on public offering, in which we sold a total of 4,300,000 common units, at a price of $30.50 per common unit. In addition, our general partner maintained its 2% general partner interest in us by contributing a further $3.6 million to us. Simultaneously, we also closed a concurrent private placement of 1,524,590 common units to Golar at a price of $30.50 per common unit. We received total net proceeds of $180.1 million from the public offering, the concurrent private placement and the general partner's contribution (together, the November 2012 Equity Offerings).
In December 2012, PTGI, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility, or the NR Satu facility. The total facility is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin. The facility has a balloon payment of $52.5 million payable after 7 years. Immediately after the closing of the NR Satu facility, we used the proceeds to repay the $155 million vendor loan from Golar in respect of the acquisition of the NR Satu. The $20 million revolving tranche remains undrawn.
In February 2013, we completed our third follow-on public offering, in which we sold a total of 3,900,000 common units at a price of $29.74 per common unit. In addition, our general partner contributed approximately $2.6 million to us to maintain its 2.0% general partner interest in us. Simultaneously, we also closed a private placement of 416,947 common units to Golar at a price of $29.74 per common unit. We received total net proceeds of $130 million, the concurrent private placement and the general partner's contribution (together, the February 2013 Equity Offerings).
Acquisitions

In July 2012, we acquired from Golar interests in the NR Satu for a total purchase price of approximately $388.0 million, financed by the proceeds from the July 2012 Equity Offerings and a $155 million vendor financing facility. This facility has subsequently been repaid from the proceeds of the NR Satu facility.

In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the Golar Grand for a total purchase price of $265.0 million, less the assumption of the capital lease obligations of $90.8 million and financed by the proceeds of the November 2012 Equity Offerings.

In February 2013, we acquired from Golar interests in the company that owns and operates the Golar Maria, which is currently operating under a time charter with Eni that expires in December 2017, for a total purchase price of approximately $215.0 million less assumed debt of $89.5 million. The acquisition of the Golar Maria was financed by the proceeds from the February 2013 Equity Offerings.

Our Charters

We generate revenues by chartering FSRUs and LNG carriers to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, such as an inflation adjustment.

As of March 31, 2013, the average remaining term of our existing long-term time charters was approximately nine years for our FSRU vessels, subject to certain termination and purchase rights, and six years for our LNG carriers.

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

Under the NR Satu charter, we also charge the charterer for a mooring element and a tax element. The mooring element relates to the cost of the mooring system which we constructed as part of the time charter party agreement with the charterer. This element is structured to meet the cost of the mooring system. This component is fixed for the time charter and applies only to the initial charter term. The tax element is intended to compensate us for any taxes that we may have to pay to the Indonesian authorities including corporate taxes, withholding tax on dividends and withholding tax on interest. This element is established at the beginning of the charter and shall be adjusted only when there is any change in Indonesian Tax Laws (including any changes in interpretation or implementation thereof) or any treaty to which Indonesia is party or the invalidity of any tax assumptions used in determining the tax element.

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

Market Overview and Trends

Historically spot and short term charter hire rates for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers. An excess of LNG carriers first became evident in 2004 before reaching a peak in the second quarter of 2010 when spot and short term charter hire rates together with utilisation reached historic lows.  Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010, such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result. As of March 31, 2013, the supply and demand imbalance was approaching equilibrium although charter rates remain at above average levels.

Please see the section entitled Item 4, “Information on the Partnership.”

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Our financial results reflect the results of the FSRUs, the Golar Freeze and the NR Satu, and the LNG carrier, the Golar Grand, acquired from Golar, for all periods during which such vessels were under common control.  Our acquisitions of the Golar Freeze, the NR Satu and the Golar Grand in October 2011, July 2012 and November 2012, respectively, were deemed to be business acquisitions between entities under common control.  Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of the Golar Freeze, the NR Satu and the Golar Grand.  The periods retroactively adjusted include all periods that we and the acquired vessels were under common control of Golar. All vessels were under common control for all periods presented. As a result, our financial statements reflect these vessels and their results of operations referred to herein as the Dropdown Predecessor as if we had acquired them when the vessels began operations under the ownership of Golar.

•
The Golar Freeze and the NR Satu did not generate revenues during the period of their retrofitting and are being operated in a substantially different manner than they have in the past.  The Golar Freeze entered the shipyard in June 2009 to undergo retrofitting for FSRU service which was completed in May 2010.  In May 2010, the Golar Freeze commenced FSRU service under its long-term charter with DUSUP. The NR Satu was in lay up during her long-term charter with BG Group in August 2009 until the end of 2010, prior to transitioning and entry into the shipyard in March 2011 to undergo retrofitting for FSRU service. During her time in lay-up BG Group paid a reduced hire rate to reflect her lower operating costs. The NR Satu completed her FSRU retrofitting in April 2012 and commenced FSRU service under her long-term charter with PTNR in May 2012. The Golar Freeze and the NR Satu did not earn revenues while undergoing retrofitting in the shipyard.

•
We intend to increase the size of our fleet by making other acquisitions.  Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs and LNG carriers under long-term time charters.  Please read "- Significant Developments in 2012 and 2013" above for further details about our prior acquisitions. Golar has a fleet of eleven newbuild LNG carriers, four of which deliver in the second half of 2013 and two FSRU's, one of which delivers in the second half of 2013, which are potential acquisitions in the event Golar secures long-term charters for these vessels. We may need to issue additional equity or incur additional indebtedness to fund additional vessels that we purchase.

•
FSRU operating expenses are higher than the operating expenses for LNG carriers and increase our exposure to foreign exchange rates.  Our historical operating expenses reflect the operation of the Golar Spirit, the Golar Freeze, the Golar Winter and the NR Satu as LNG carriers until the commencement of their FSRU retrofitting in July 2008, June 2009, September 2009 and March 2011, respectively.  Following the completion of their retrofitting to FSRUs, we incurred generally higher operating expenses on the vessels as compared to when we operated these vessels as conventional LNG carriers.  Under the Petrobras charters, we incur a portion of our expenses and receive a portion of our revenues in Brazilian Reais and, therefore, we have increased exposure to foreign exchange rates.

•
Vessel operating and other costs are facing industry-wide cost pressures.  Due to the specialized nature of operating FSRUs and LNG carriers, the industry continues to experience a global manpower shortage of qualified officers due to the increase in size of the worldwide LNG carrier fleet. We expect that there will be an increase in crew compensation which will result in higher crewing costs. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur.

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

•
Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of our derivative instruments is included in our net income (loss) as our derivative instruments are not designated as hedges for accounting purposes.  These changes may fluctuate significantly as interest rates fluctuate.  Please read Note 24—Financial Instruments in the notes to our consolidated and combined financial statements.  The unrealized gains or losses relating to the change in fair value of our derivatives do not impact our cash flows.

•
The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2012, 2011 and 2010, we had 21, 21 and 92 off-hire days, respectively, relating to drydocking of our vessels. We expect that in 2013, there will be 115 days of off-hire time associated with scheduled drydockings. Material differences in the number of off-hire days from period to period could cause financial results to differ materially. The material impact of off-hire time on our business and results of operations is discussed below

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, including our ability to acquire additional vessels from Golar or from third parties;

•	our ability to maintain good relationships with our five existing customers and our future customers and to increase the number of our customer relationships;

•	increased demand for LNG shipping services, including floating storage and regasification services;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	the effective and efficient technical management of our vessels;

•	Golar’s ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Except for the NR Satu, which will go into drydock after its charter with PTNR, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

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

Impairment of Long-Lived Assets.  Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  We estimate those future cash flows based on the existing service potential of our vessels.  As of December 31, 2012, we did not perform an impairment test as no trigger events have been identified.  However, in the event there were triggering events identified, we follow a traditional present value approach, whereby a single set of future cash flows is estimated.  If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  Since our inception, our vessels have not been impaired.

However, for the year ended 2010, an impairment charge of $1.5 million was recognized in respect of unutilized parts ordered for the Golar Spirit FSRU retrofitting following changes to the original specifications.  Some of these parts have been used by Golar for other FSRU projects but these parts were not transferred to us by Golar.

Other Financial Items.  Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, amortization of deferred financing costs, market valuation adjustments for interest rate swap derivatives, foreign exchange gains/losses and foreign currency derivatives. The market valuation adjustment for our interest rate and foreign currency derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity.  Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations.  Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements.  Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

Customers

In the years ended December 31, 2012, 2011 and 2010, revenues from the following customers accounted for over 10% of our revenues:

	2012		2011		2010
	(dollars in thousands)
Petrobras	$92,952	32%	$93,741	41%	$90,651	44%
DUSUP	48,328	17%	47,054	21%	29,894	15%
Pertamina	37,300	13%	37,829	17%	36,944	18%
BG Group	66,148	23%	25,101	11%	40,249	20%
PTNR	41,902	15%	—	—%	—	—%
Gas Natural Aprovisionamientos SDG S.A.	—	—%	21,474	10%	—	—%

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

•	The Golar Freeze and the NR Satu time charters provides for annual adjustments to the operating expense component of the charter hire rate as necessary to take into account cost increases.

 A.            Operating Results

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$286,630	$225,452	$61,178	27%
Vessel operating expenses	45,474	39,212	6,262	16%
Voyage expenses	4,471	785	3,686	470%
Administrative expenses	7,269	8,235	(966)	(12)%
Depreciation and amortization	51,167	45,316	5,851	13%
Interest income	1,797	1,640	157	10%
Interest expense	(38,090)	(19,581)	(18,509)	95%
Other financial items	(5,389)	(18,521)	13,132	(71)%
Taxes	(9,426)	(45)	(9,381)	20,847%
Net income	127,141	95,397	31,744	33%
Non-controlling interest	(10,723)	(9,863)	(860)	9%
TCE (to the closest $100)	116,700	103,600	13,100	13%
Average daily vessel operating costs	17,749	15,347	2,402	16%

Operating days: During the year ended December 31, 2012, our total operating days increased to 2,408 days, compared to 2,162 days in 2011, as a result of the re-delivery of the NR Satu in May 2012 following the completion of its FSRU retrofitting.

Operating Revenues:  Operating revenues increased by $61.2 million to $286.6 million for the year ended December 31, 2012, compared to $225.5 million in 2011, primarily as a result of:

•
$41.9 million of additional revenue in 2012 representing approximately 8 months of revenues of the NR Satu following her successful retrofit to a FSRU and commencement of her long-term charter with PTNR from May 2012. There were no corresponding revenues in 2011 as the NR Satu was principally undergoing her FSRU retrofitting; and

•
$19.1 million of additional revenues from the Golar Grand in 2012 as compared to 2011 due to a higher charter rate under its current time charter with BG Group which started in the fourth quarter of 2011 compared to when it was trading on the spot market in 2011.

The above are partially offset by a decrease in operating revenues of $2.0 million arising from the Golar Spirit's planned off-hire from December 11, 2012, when the vessel commenced its first drydock as an FSRU.

	Year Ended December 31,
	2012	2011	Change	% Change
Calendar days less scheduled off-hire days	2,417	2,169	248	11%
Average daily TCE (to the closest $100)	$116,700	$103,600	$13,100	13%

The increase of $13,100 in average daily TCEs for the year ended December 31, 2012 to $116,700, compared to $103,600 in 2011, is primarily due to the commencement of the NR Satu's charter to PTNR, the Golar Grand's improved charter rate in 2012 and the increase in hire rates under the Petrobras charters as described above.

 Vessel Operating Expenses:  Vessel operating expenses increased by $6.3 million to $45.5 million for the year ended December 31, 2012, compared to $39.2 million for the same period in 2011, principally as a result of:

•
the increase in operating costs relating to the NR Satu following her completion of her FSRU retrofitting in April 2012 and commencement of her long-term charter with PTNR from May 2012 as compared to the same period in 2011 when she was primarily undergoing her FSRU retrofitting; and

•	higher spares purchases during the maintenance window on the two FSRUs operating in Brazil in 2012.

Accordingly, average daily vessel costs for the year ended December 31, 2012 was $17,749, compared to $15,347 in 2011.

Voyage Expenses:  Voyage expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs and charter-hire expenses. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.  Voyage expenses increased by $3.7 million to $4.5 million for the year ended December 31, 2012, compared to $0.8 million in 2011.  The increase was due to (i) the Golar Spirit incurring positioning costs from Brazil to the shipyard at our cost for its drydocking which commenced in December 2012, and (ii) brokers' commissions relating to the NR Satu following commencement of its charter in May 2012. We incurred no comparable cost in 2011 in respect of the NR Satu, as it was undergoing retrofitting.

Administrative Expenses:  Administrative expenses decreased by $1.0 million to $7.3 million for the year ended December 31, 2012, as compared to $8.2 million for the year ended December 31, 2011.

Since March 30, 2011, we have been party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for reasonable costs and expenses incurred in connection with these services at a cost plus 5% recharge basis. Under this arrangement, for the year ended December 31, 2012 and 2011, we incurred recharges of $2.9 million and $1.6 million, respectively. Furthermore, for historic periods prior to our IPO in April 2011 and with respect to the Golar Freeze, the NR Satu and the Golar Grand, for periods prior to their respective acquisition, administrative expenses were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion was allocated to us based on the size of our fleet that amounted to $1.4 million and $4.9 million for the years ended December 31, 2012 and 2011, respectively.

The impact of the decrease of the management recharges and carve-out administrative expenses is partially offset by higher corporate expenses, such as legal, accounting, regulatory compliance and other incremental costs incurred as a result of operating as a listed public entity following our IPO in April 2011. These corporate expenses amounted to $3.0 million and $1.7 million for the years ended December 31, 2012 and 2011, respectively.

Depreciation and amortization:  Depreciation and amortization expense increased by $5.9 million to $51.2 million for the year ended December 31, 2012, compared to $45.3 million in 2011 mainly due to the commencement of depreciation relating to the NR Satu FSRU retrofitting expenditures following the completion of its retrofitting in April 2012.

Interest income:  Interest income increased by $0.2 million to $1.8 million for the year ended December 31, 2012, compared to $1.6 million in 2011, primarily as a result of the increase in the restricted cash balances. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense:  Interest expense increased by $18.5 million to $38.1 million for the year ended December 31, 2012, compared to $19.6 million in 2011 primarily due to $13.6 million additional interest cost associated with the vendor loans from Golar in connection with the acquisition of the Golar Freeze in October 2011 and the NR Satu in July 2012. The $222.3 million vendor financing loan in respect of the Golar Freeze was repaid in October 2012 with the proceeds from the issuance of our high-yield bonds, which generated additional interest costs of $3.3 million in 2012. The $155 million vendor financing loan in respect of the NR Satu was repaid in December 2012 with the proceeds from the NR Satu Facility. Please read Note 20 in the notes to our consolidated and combined carve-out financial statements for a description of these loans.

Other financial items:

	Year Ended December 31,
	2012	2011	Change	% Change
	(dollars in thousands)
Mark-to-market adjustment for interest rate swap derivatives	$1,328	$(9,427)	$10,755	(114)%
Interest rate swap cash settlements	(6,609)	(5,788)	(821)	14%
Unrealized and realized losses on interest rate swaps	(5,281)	(15,215)	9,934	(65)%
Net foreign currency adjustments for retranslation of lease related balances and mark-to-market adjustments for the Golar Winter Lease related currency swap derivative	1,602	(1,235)	2,837	(230)%
Other	(1,710)	(2,071)	361	(17)%
Other financial items, net	$(5,389)	$(18,521)	$13,132	(71)%

Net realized and unrealized (losses) gains on interest rate swap agreements. Net unrealized and realized losses on mark-to-market adjustments for interest rate swap derivatives decreased by $9.9 million to $5.3 million in December 31, 2012, compared to $15.2 million in 2011. The decrease is primarily due to the improvement in the mark-to-market adjustment for interest rate swap derivatives, from a loss of $9.4 million in 2011 to a gain of $1.3 million in 2012. This is largely due to a fairly stable long-term interest rate outlook during 2012. In contrast the outlook during 2011 was that long-term interest rates were going to fall.

As of December 31, 2012, our interest rate swaps portfolio (excluding the cross currency interest rate swaps) had a notional value of $532.4 million, 45% of which qualified for hedge accounting. Accordingly, an additional $1.1 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2012.

We also entered into a cross currency interest rate swap with a notional value of $227.2 million which was designated as a cash flow hedge. A $5.1 million loss was accounted for as a change in other comprehensive loss which would have otherwise been recognized in earnings for the year ended December 31, 2012.

Included within mark-to-market adjustments for interest rate swaps is an unrealized gain of $0.1 million and $3.3 million for the years ended December 31, 2012 and 2011, respectively, representing amounts carved out and allocated to us on the basis of our proportion of Golar’s debt.

Net foreign exchange gains and losses on retranslation of lease related balances including currency swap mark-to-market gains and losses. Unrealized foreign exchange gains and losses of $1.6 million arose primarily as a result of the retranslation of our capital lease obligations and the movement in the fair value of the related currency swap used to hedge the Golar Winter lease obligation.  Of the $1.6 million unrealized net foreign exchange gain in 2012, an unrealized gain of $7.2 million (2011: $0.9 million unrealized loss) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. the Partnership receives GBP and pays U.S. Dollars). The unrealized loss on retranslation of the lease obligation in respect of the Golar Winter Lease, which this swap hedges, was $5.7 million (2011: $0.1 million unrealized gain).  The unrealized loss arose due to the depreciation of the U.S. Dollar against the GBP during the year. Included within the total for 2011, was a currency swap mark-to-market loss of $0.5 million that has been carved out from Golar relating to our Dropdown Predecessor.

Other items. Other items represent, among other things, bank charges, the amortization of debt related expenses, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts. Included within other items is a $0.6 million foreign exchange gain (2011: $0.6 million loss) representing amounts carved out from Golar.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our Petrobras long-term charters and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to our long-term charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate. Accordingly, the increase of $9.4 million in income taxes for the year ended December 31, 2012 was primarily due to $7.4 million tax expense relating to our Indonesian subsidiary; and $1.5 million from the decrease in the offsetting credits, from a credit of $2.4 million in 2011 to $0.9 million in 2012 , relating to the amortization of deferred tax benefit on intra-group transfers in relation to the Golar Freeze and NR Satu which were carved out from the results of Golar for the period prior to their acquisition dates.

Net income: As a result of the foregoing, we earned net income of $127.1 million in 2012, compared to $95.4 million in 2011.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Year Ended December 31, 2011 Compared with the Year Ended December 31, 2010

	Year Ended December 31,
	2011	2010	Change	% Change
	(in thousands except TCE and average daily vessel operating costs)
Total operating revenues	$225,452	$205,808	$19,644	10%
Vessel operating expenses	39,212	38,516	696	2%
Voyage expenses	785	6,343	(5,558)	(88)%
Administrative expenses	8,235	7,457	778	10%
Depreciation and amortization	45,316	43,106	2,210	5%
Impairment of long-term assets	—	1,500	(1,500)	(100)%
Interest income	1,640	3,998	(2,358)	(59)%
Interest expense	(19,581)	(20,300)	719	(4)%
Other financial items	(18,521)	(27,855)	9,334	(34)%
Taxes	(45)	(1,212)	1,167	(96)%
Net income	95,397	63,517	31,880	50%
Non-controlling interest	(9,863)	(9,250)	(613)	7%
TCE (to the closest $100)	103,600	85,700	17,900	21%
Average daily vessel operating costs	15,347	15,075	272	2%

Operating days: During the year ended December 31, 2011, our total operatings days have decreased to 2,162 days compared to 2,328 days in 2010 as a result of the NR Satu being in lay up for appriximately three months and then transitioning to the shipyard before undergoing its FSRU retrofitting from March 2011. This is offset by the Golar Freeze operating for a full year in 2011 as compared to approximately eight months in 2010.
Operating Revenues: Operating revenues increased by $19.6 million to $225.5 million for the year ended December 31, 2011, compared to $205.8 million in 2010, primarily as a result of:

•
$17.1 million of additional revenue as a result of a full year of operation of the Golar Freeze in 2011, as compared to approximately eight months in 2010. The Golar Freeze was delivered under its 10 year time charter to DUSUP and was on-hire commencing May 16, 2010 following its FSRU retrofitting;

•	$13.9 million of additional revenues from the Golar Grand due to improved utilization rate of the Golar Grand in 2011 of 98% compared to 45% in 2010 whilst operating on the spot market; and

•
$3.0 million of additional revenue due to increased hire rates under the Petrobras charters (in accordance with the charterer's bi-annual review to reflect inflation increases) with respect to our FSRUs, the Golar Winter and the Golar Spirit, effective from April 2011.

The above are partially offset by a decrease in operating revenues of $15.2 million arising from the NR Satu being offhire for the full year of 2011 when she was undergoing her FSRU retrofitting, as compared to 2010 when she was in lay-up during her charter with BG. During her time in lay-up BG paid a reduced rate to reflect her lower operating costs.

	Year Ended December 31,
	2011	2010	Change	% Change
Calendar days less scheduled off-hire days	2,169	2,328	(159)	(7)%
Average daily TCE (to the closest $100)	$103,600	$85,700	$17,900	21%

The increase of $17,900 in average daily time charter equivalent rates, or TCEs, for the year ended December 31, 2011 to $103,600, compared to $85,700 in 2010, is due to the reasons described above and is primarily a result of the Golar Freeze earning a full year of revenue in 2011, improved utilization rate for the Golar Grand and increase in hire rates under the Petrobras' charters as described above.
         Vessel Operating Expenses: Vessel operating expenses increased by $0.7 million to $39.2 million for the year ended December 31, 2011, compared to $38.5 million for the same period in 2010 primarily as a result of:

•
Higher crew costs in 2011 due primarily (i) to the appreciation of the Brazilian Reais and Euro against the U.S. Dollar and (ii) higher training costs incurred on our FSRUs operating in Brazil, the Golar Winter and the Golar Spirit; and

•
An increase in vessel operating expenses of approximately $0.5 million relating to the operations of the Golar Freeze which was due primarily to the Golar Freeze operating for a full year as a FSRU compared to only eight months in 2010. However, this was partially offset by the effects of recruiting crew in anticipation of the commissioning process in May 2010 and to commence FSRU training. With respect to the NR Satu, her vessel operating expenses in 2011 and 2010 were comparably low in both years as a result of her undergoing her FSRU retrofitting in 2011, as compared to 2010 when she was in lay-up.

Accordingly, average daily vessel costs for the year ended December 31, 2011 was $15,347 compared to $15,075 in 2010.
Voyage Expenses: Voyage expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs and charter-hire expenses. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. Voyage expenses decreased by $5.6 million to $0.8 million for the year ended December 31, 2011, compared to $6.3 million in 2010. The decrease was due to (i) the improved trading of the Golar Grand which resulted in a reduction in offhire days to 28 days in 2011 from 200 days in 2010; and (ii) the Golar Freeze incurring positioning costs from the shipyard to the delivery destination at our cost, following the completion of its FSRU retrofitting in May 2010.

Administrative Expenses: Administrative expenses increased by $0.8 million to $8.2 million for the year ended December 31, 2011, compared to $7.5 million for the year ended December 31, 2010.
Included within these expenses for the years ended December 31, 2011 and 2010 is $4.9 million and $6.7 million, respectively, representing expenses that were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion allocated to us based on the size of our fleet. The decrease in carved out administrative expenses of $1.8 million to $4.9 million in 2011 compared to $6.7 million in 2010 is due to the carved out expense reflecting an allocation for the initial fleet for the period prior to the IPO in April 2011 and in respect of the Golar Freeze for the period prior to its acquisition in October 2011. Pursuant to the management and administrative services agreement entered into with Golar Management on March 30, 2011, under which Golar Management provides certain management and administrative services to us and is reimbursed for reasonable costs and expenses incurred in connection with these services on cost plus 5% recharge basis, we incurred $1.6 million of these expenses for the year ended December 31, 2011.
The impact of the decrease of the management recharges and carve-out administrative expenses is offset by higher corporate expenses, such as legal, accounting, regulatory compliance and other incremental costs incurred as a result of operating as a listed public entity following our IPO in April 2011. These corporate expenses amounted to $1.7 million and $0.8 million for the years ended December 31, 2011 and 2010, respectively.

Depreciation and amortization: Depreciation and amortization expense increased by $2.2 million to $45.3 million for the year ended December 31, 2011, compared to $43.1 million for the same period in 2010 mainly due to a full year of depreciation for the Golar Freeze FSRU capital expenditure in 2011 compared to approximately eight months in 2010 following the completion of its FSRU retrofitting in May 2010.
Impairment of long-term assets: We incurred an impairment charge of $1.5 million for the year ended December 31, 2010 in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit, reflecting a lower recoverable amount for these parts. These parts were retained by Golar and were not transferred to the Partnership and therefore have been eliminated from the Partnership's equity position as of April 13, 2011.
Interest income: Interest income decreased by $2.4 million to $1.6 million for the year ended December 31, 2011, compared to $4.0 million in 2010, primarily as a result of:

•
The release of the lease security deposit for the Golar Spirit, the Golar Freeze and the NR Satu in connection with the settlement of their lease obligations at the end of 2010. Consequently, there is no comparable Letter of Credit (or LC) deposit interest earned in 2011 compared to LC deposit interest of $1.5 million in 2010; and

•	The decline in interest rates in 2011 compared to 2010.

Interest expense: Interest expense decreased by $0.7 million to $19.6 million for the year ended December 31, 2011, compared to $20.3 million in 2010 primarily due to (i) a decrease in interest expense of $3.6 million arising from the settlement of the Golar Spirit, the Golar Freeze and the NR Satu lease obligations at the end of 2010; (ii) a decline in interest rates and (iii) the capitalization of deemed interest costs of $1.9 million in 2011 compared to $0.5 million in 2010, which relates to the FSRU retrofittings. The decrease in interest expense was partially offset by an increase of $3.1 million relating to the interest paid to Golar for the vendor financing loan in respect of the acquisition of the Golar Freeze in October 2011. Please read Note 20 - Debt - in the notes to our consolidated and combined carve-out financial statements for a description of the vendor financing loan from Golar.

 Other financial items:

	Year Ended December 31,
	2011	2010	Change	% Change
	(dollars in thousands)
Mark-to-market adjustment for interest rate swap derivatives	$(9,427)	$(7,125)	$(2,302)	32%
Interest rate swap cash settlements	(5,788)	(9,222)	3,434	(37)%
Unrealized and realized (losses) gains on interest rate swaps.	(15,215)	(16,347)	1,132	(7)%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Golar Winter Lease related currency swap derivative	(1,235)	(2,672)	1,437	(54)%
Loss on termination of lease arrangements	—	(3,452)	3,452	(100)%
Financing arrangement fees	(1,467)	(5,300)	3,833	(72)%
Other	(604)	(84)	(520)	619%
Other financial items, net	$(18,521)	$(27,855)	$9,334	(34)%

Net realized and unrealized (losses) gains on interest rate swap agreements. Net unrealized and realized losses on mark-to-market adjustments for interest rate swap derivatives decreased by $1.1 million to $15.2 million in December 31, 2011, compared to $16.3 million in 2010. A factor contributing to the $15.2 million unrealized and realized losses on mark-to-market adjustments for interest rate swaps in 2011 was our entry into new interest rate swap agreements with a notional value of $285.9 million. In 2011 and 2010, long term interest rate swap rates declined which led to losses related to the mark-to-market valuations of interest rate derivatives. We hedge account for certain of our interest rate swaps. Accordingly, an additional $0.9 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2011. Included within mark-to-market adjustments for interest rate swaps is an unrealized gain of $3.3 million and a loss of $4.8 million for the years ended December 31, 2011 and 2010, respectively, representing amounts carved out and allocated to us on the basis of our proportion of Golar's debt.
Net foreign exchange gains and losses on retranslation of lease related balances including currency swap mark-to-market gains and losses. Unrealized foreign exchange gains and losses of $1.2 million arose as a result of the retranslation of our capital lease obligations and the movement in the fair value of the related currency swap used to hedge the Golar Winter lease obligation. Of this $1.2 million unrealized net foreign exchange loss in 2011, an unrealized loss of $0.9 million (2010: $7.7 million unrealized loss) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value. This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter lease, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. the Partnership receives GBP and pays U.S. Dollars). The unrealized gain on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $0.1 million (2010: $4.3 million unrealized gain). The unrealized gain arose due to the marginal appreciation of the U.S. Dollar against the GBP during the year. A currency swap mark-to-market loss of $0.5 million (2010: $0.6 million gain) has been carved out from Golar relating to our Dropdown Predecessor.
Loss on termination of lease arrangements. The decrease of $3.5 million relates to the settlement in 2010 of lease financing arrangements in respect of the Golar Spirit, the Golar Freeze and the NR Satu obligations.
Financing arrangement fees. Financing arrangement fees decreased by $3.8 million to $1.5 million in 2011 compared to $5.3 million in 2010. This was due to higher financing arrangement fees and other costs from the write-off of deferred financing costs in respect of the termination of certain lease financing arrangements in 2010.
Other items. Other items represent, among other things, bank charges, the amortization of debt related expenses, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts. Included within other items is a $0.6 million foreign exchange loss (2010: $0.5 million gain) representing amounts carved out from Golar.
Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters. Included within income taxes is a credit of $2.4 million relating to the amortization of deferred tax benefit on intra-group transfers in relation to the Golar Freeze and NR Satu which were carved out from the results of Golar for the period prior to their acquisition dates.
Net income: As a result of the foregoing, we earned net income of $95.4 million in 2011, compared to $63.5 million in 2010.
Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

 B.            Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings.  In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds.  We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-term Liquidity and Cash Requirements

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

We have entered into an agreement with Petrobras to make certain modifications to the Golar Winter, in consideration for an increase in charter hire rates and an extension to the charter term of the Golar Winter. It is expected that the Golar Winter will enter the shipyard in the second quarter of 2013 and will be off-hire for a total of approximately six weeks. The cost of the modifications together with drydock costs is estimated to be approximately $25 million, which we expect to fund with a combination of cash and borrowings under credit facilities.

As of December 31, 2012, our cash and cash equivalents, including restricted cash and short-term investments, was $287.8 million and we had access to undrawn borrowing facilities of $40 million. Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans and capital leases which would otherwise be paid out of our cash balances.  Since December 31, 2012, significant transactions impacting our cash flows include:

•	In February 2013, we paid a cash distribution of $0.50 per unit ($26.6 million in the aggregate) with respect to the quarter ended December 31, 2012;

•	We received net cash proceeds of approximately $130 million from our February 2013 Equity Offering;

•
We acquired interests in the company that owns and operates the Golar Maria, from Golar for a purchase price of $215 million, which was financed by our assumption of $89.5 million of debt relating to the vessel and the net proceeds from our February 2013 Equity Offerings.

•	We made $14.0 million of scheduled debt repayments.

As of December 31, 2012, the Partnership’s current liabilities exceeded current assets by $62.3 million. Included within current liabilities as of December 31, 2012, are mark-to-market valuations of interest rate swap derivatives of $25.0 million and foreign currency swap derivatives of $20.5 million. The interest rate swaps mature between 2013 and 2018 and the Partnership has no intention of terminating these swaps before their maturity and hence realizing these liabilities. The foreign currency swap matures in 2032, however, the Partnership is considering the termination of this swap in connection with a refinancing of the related debt facility. The currency swap was entered into as a hedge against a foreign currency lease obligation and as such a loss on the swap is in part offset by a lower lease obligation. In addition, current liabilities include deferred drydocking and operating cost revenue of $12.8 million as of December 31, 2012. Deferred drydocking and operating cost revenue pertains to charterhire paid in advance by charterers, thus, no cash outflows are expected for these liabilities.

We believe our current resources, including our undrawn credit facilities of $40 million, are sufficient to meet our working capital requirements for at least the next twelve months.

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include funding the acquisition of new vessels, maintenance capital expenditures, the repayment of long-term debt and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees.

Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings.  Because we will distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Occasionally we may enter into vendor financing arrangements with Golar to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to repay outstanding amounts due under these arrangements.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Net cash provided by operating activities	$189,343	$156,972	$87,090
Net cash (used in) provided by investing activities	(78,798)	(102,881)	216,288
Net cash used in financing activities	(93,436)	(58,431)	(283,666)
Net increase (decrease) in cash and cash equivalents	17,109	(4,340)	19,712
Cash and cash equivalents at beginning of year	49,218	53,558	33,846
Cash and cash equivalents at end of year	66,327	49,218	53,558

In addition to our cash and cash equivalents noted above, as of December 31, 2012, we had short-term restricted cash and investments of $30.9 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for, and over time are used to, repay lease and loan obligations. As of December 31, 2012, our long-term restricted cash balances amounted to $190.5 million and represented security for our Methane Princess and Golar Grand capital lease obligations. They will be released over time in connection with the repayment of our lease obligations.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $189.3 million, $157.0 million and $87.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The increase of $32.3 million in 2012, compared to 2011, was primarily due to (i) the contribution from the NR Satu as it commenced its time charter to PTNR from May 2012 following the completion of its FSRU retrofitting in April 2012; and (ii) the Golar Grand operating at improved charter rates in 2012 compared to 2011.

The increase of $69.9 million in 2011, compared to 2010, was primarily due to (i) a $16.2 million decrease in amounts due to related parties to $3.2 million as of December 31, 2011 from $19.5 million in December 31, 2010, primarily due to the net settlement of trading balances due to related parties; (ii) the increased contribution from the Golar Freeze as it operated under its charter to DUSUP for the full year of 2011, as opposed to approximately eight months in 2010 following its FSRU retrofitting; (iii) increased contribution from the Golar Grand due to improved utilization rates in 2011 compared to 2010; and (iv) the higher allocated expenses (carve-out adjustments from Golar) of $24.3 million in 2010 compared to only $2.8 million in 2011. These carve-out adjustments have been accounted for as an equity contribution. Accordingly, these allocated expenses are presented as an operating activities cash payment with the related equity contribution shown as a financing activities cash receipt and included within the caption “repayment of owner’s funding,” such that the net cash effect to the combined statement of cash flows is $nil.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities of $78.8 million in 2012 arose mainly due to additions to vessels and equipment of $72.3 million primarily in relation to the FSRU retrofitting of the NR Satu which was completed in April 2012 and the increase in restricted cash deposits relating to the NR Satu facility.

Net cash used in investing activities of $102.9 million in 2011 arose primarily due to additions to vessels and equipment of $100.3 million in relation to the FSRU retrofitting of the NR Satu.

Net cash provided by investing activities of $216.3 million in 2010 arose due to the release of restricted cash deposits that were used as security for the Golar Spirit, Golar Freeze and NR Satu lease obligations which were settled during 2010.  This was partially offset by additions to vessels and equipment of $60.1 million in relation to the FSRU retrofitting of the Golar Freeze and the commencement of ordering long lead items for the NR Satu in preparation of its FSRU retrofitting which commenced in March 2011. The FSRU retrofitting of the Golar Freeze was completed in May 2010.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease finance and contributions from owners, partially offset by debt repayments and repayments of invested equity.

Net cash used in financing activities during the year ended December 31, 2012 of $93.4 million was mainly due to the following:

•payment of cash distributions to our unitholders during the year of $77.6 million;

•	proceeds from the July 2012 Equity Offerings and November 2012 Equity Offerings of $401.9 million;

•
our acquisition of Golar’s interest in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel (plus working capital adjustments of $3.0 million), resulting in total purchase consideration of approximately $388.0 million, of which $230.0 million was financed from the proceeds of the July 2012 Equity offerings and $155.0 million vendor financing in the form of the Golar LNG vendor financing loan;

•
our acquisition of Golar's interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265.0 million for the vessel (plus working capital adjustments of $2.6 million) net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million of which $175.0 million was financed from the proceeds of the November 2012 Equity Offerings;

•	proceeds from the high-yield bond issuance of $227.3 million, $222.3 million of which was used to repay the Golar LNG vendor financing loan relating to the Golar Freeze acquisition;

•	proceeds from the NR Satu facility of $155.0 million which was used to repay the Golar LNG vendor financing loan relating to the NR Satu acquisition;

•	repayments of long-term debt and lease obligations of $427.2 million, of which $377.3 million relates to the settlement of the vendor financing loans discussed above; and

•	contributions from the Dropdown Predecessor's funding of $53.6 million.

Net cash used in financing activities during the year ended December 31, 2011 of $58.4 million was mainly relating to the following:

•	repayments of long-term debt and lease obligations of $65.0 million;

•	payment of cash distributions to our unitholders during the year of $29.3 million pursuant to our IPO in April 2011;

•	payment of dividends relating to the Dropdown Predecessor and repayment of owner’s funding; and

•
acquisition of Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt related to the Golar Freeze. The purchase consideration was $330.0 million for the vessel and $9.0 million of working capital adjustments net of the assumed bank debt of $108.0 million, resulting in total purchase consideration of approximately $231.0 million, of which $222.3 million was financed by vendor financing in the form of the Golar LNG facility.

Net cash used in financing activities during the year ended December 31, 2010 of $283.7 million was primarily in relation to repayments of long-term debt, repayments of owners’ funding and the repayment of the Golar Spirit, the Golar Freeze and the NR Satu lease obligations, which were funded from restricted cash deposits held to secure these lease obligations.  This was partially offset by the proceeds from the drawdown on the Golar Freeze facility of $125 million.

Borrowing Activities

Long-Term Debt.  As of December 31, 2012  and 2011, our long-term debt consisted of the following:

	December 31,
	2012	2011
	(in thousands)
Mazo facility	$13,521	$38,932
Golar LNG Partners credit facility	247,500	257,500
Golar Freeze facility	89,647	104,142
Golar LNG vendor financing loan	—	222,310
High-yield bonds	233,804	—
NR Satu facility	155,000	—
Total	$739,472	$622,884

Our outstanding debt of $739.5 million as of December 31, 2012, is repayable as follows:

Year Ending December 31,	(in thousands)

2013	$64,822
2014	51,838
2015	79,782
2016	42,550
2017	276,355
2018 and thereafter	224,125
Total	$739,472

As of December 31, 2012, the margins we pay under our bank loan agreements are above LIBOR at a fixed or floating rate ranging from 0.87% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo.  The loan is secured on the vessel Golar Mazo. This facility bears floating rate interest of LIBOR plus a margin.  The loan is repayable in semi-annual installments, which increase from $5.0 million to $13.5 million over the term of the loan ending in June 2013, at which point the facility will be repaid in full.  The debt agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the trust company during the period of the loan. These balances are referred in these financial statements as restricted cash.  As of December 31, 2012, the value of the deposits secured was $11.0 million.  As of December 31, 2012 and December 31, 2011, $13.5 million and $38.9 million, respectively was outstanding under the Mazo facility.

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

The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin.  The initial draw down amounted to $250.0 million in November 2008.  The total amount outstanding at the time of the refinancing in respect of these two vessels’ refinanced facilities was $202.3 million.  We drew down a further $35.0 million for the period to March 2009. At the time we entered into the Golar LNG Partners credit facility, such facility provided for available borrowings of up to $285.0 million.  Pursuant to the terms of the Golar LNG Partners credit facility, the total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017.  As of December 31, 2012, the revolving credit facility provided for available borrowings of up to $247.5 million, of which $247.5 million was outstanding. Accordingly, as of December 31, 2012, we have no ability to draw additional amounts under this facility.  The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

As of December 31, 2012 and 2011, we had long-term debt outstanding of $247.5 million and $257.5 million, respectively, under the Golar LNG Partners credit facility.

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

Sponsor Credit Facility

In connection with our IPO, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility has a term of four years and is interest-free and unsecured.  As of December 31, 2012, we had not borrowed under the facility.  The sponsor credit facility contains covenants that require us to, among other things:

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

Golar Freeze Credit Facility

In June 2010, Golar Freeze Holding Co., a subsidiary of Golar, entered into a $125 million credit agreement with a syndicate of banks, led by DnB NOR Bank ASA as security agent, to refinance conversion costs of the Golar Freeze (or the Golar Freeze credit facility).  The loan is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter contract with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. In connection with our acquisition of the Golar Freeze, we assumed all obligations under the Golar Freeze credit facility.  As of December 31, 2012 and 2011, there was $89.6 million and $104.1 million of borrowings outstanding under the Golar Freeze credit facility, respectively.

The Golar Freeze credit facility bears interest at a floating rate of LIBOR plus a margin and the additional cost (as defined in the facility), if any.  The facility is split into two tranches, the commercial loan facility and the Exportfinans ASA loan facility. Exportfinans ASA acted as a lender with a guarantee from Garanti-institute for Eksportkredit (or GIEK).  Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015.  The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment in June 2018.  This tranche is required to be repaid if the commercial tranche is not refinanced. The Golar Freeze credit facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of December 31, 2012, the value of the deposit secured against the loan was $9.0 million.

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

The Golar Freeze credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the Golar Freeze credit facility require us to ensure that as of the end of each quarterly period during and as of the end of each financial year, the ratio of Charterhire to Consolidated Debt Service is equal to 1.15:1.

Golar LNG Vendor Financing Loan - Golar Freeze

In connection with our acquisition of the Golar Freeze from Golar in October 2011, we entered into a $222.3 million loan agreement with Golar (or the Golar Freeze vendor financing loan). The Golar Freeze vendor financing loan is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with the payment of $222.3 million due in October 2014. The Golar Freeze vendor financing loan was repaid in October 2012 using the net proceeds received from the bond issuance.

Golar LNG Vendor Financing Loan - NR Satu

In connection with the purchase of the NR Satu from Golar in July 2012, we entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, we drew down $155 million in July 2012. A further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. All outstanding borrowings were repaid in December 2012 using the proceeds from the NR Satu facility.

High-yield bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds were in denominations of NOK 1 million each. The bonds bear interest at a rate equal to 3 months NIBOR plus a margin of 5.20% payable quarterly. The aggregate principal amount of the bonds was equivalent to approximately $227 million at the time they were issued. All interest and principal payments on the bonds were swapped into U.S. dollars, having the effect of fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze. The bonds were listed on Oslo Bors in December 2012. The bonds were not allowed to be purchased and are not allowed to be transferred to investors located in the U.S. or U.S. persons except to Qualified Institutional Buyers within the meaning of Rule 144A under the U.S. Securities Act.

Under the bond agreement, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•	merge or consolidate with any other person;

•	de-merge or carry out a corporate reorganization splitting the Partnership into two or more separate entities;

•	change or cease to carry on the general nature or scope of our business;

•	sell or dispose of all or a substantial part of our assets or operations;

•	enter into any transaction with related parties other than on an arms' length basis; and

•	change our type of organization or jurisdiction of organization

The financial covenants under the bond agreement require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $20 million until June 30, 2013, $25 million from July 1, 2013 to June 30, 2014 and $30 million from July 1, 2014 until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

In addition, we are required to provide the documents and information necessary to maintain the listing and quotation of the bonds on the Oslo Bors.

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a 7 year, $175.0 million secured loan facility (or the NR Satu facility). The NR Satu facility is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis starting on February 28, 2013 with a final balloon payment of $52.5 million payable after 7 years. As of December 31, 2012, we had not borrowed under the $20 million revolving facility. The NR Satu facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of December 31, 2012, the value of the deposit secured against the loan was $5.5 million.

Under the NR Satu facility, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•	enter into mergers, de-mergers, consolidation or corporate reconstruction;

•	pay distributions;

•	terminate or materially amend the NR Satu charter or release the charterer from any obligations under such charter;

•	change the general nature of our business;

•	modification of the structure, type or performance characteristics of the NR Satu including the mooring system;

•	acquire or own certain additional assets;

•	enter into any sale transactions in respect of the NR Satu including the mooring system; and

•	enter into any transaction with our affiliates.

In addition, we are required under the NR Satu facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the NR Satu (including the mooring system), maintain all licenses necessary for ownership and operation of the NR Satu, including the mooring system, in Indonesia and maintain its name, registration under the laws of its flag state and class certifications with no material overdue recommendations.

The NR Satu facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the NR Satu facility require us to ensure that as of the end of each quarterly period during and as of the end of each fiscal year, the debt service coverage ratio of PTGI is not less than 1.10:1. In addition, it requires us to ensure that the aggregate value of our free liquid assets is not less than $10 million, the ratio of current assets to current liabilities is not less than 1:1 and net debt is not less than 6.5 times EBITDA.

Capital Lease Obligations.  The following is a summary of our capital lease obligations.  As of December 31, 2012, we are committed to make minimum rental payments under our capital leases, as follows:

Year ending December 31, (in thousands)	Methane Princess Lease	Golar Winter Lease	Grand Lease	Total
2013	$7,494	$9,995	$9,067	$26,556
2014	7,781	9,927	9,014	26,722
2015	8,082	9,911	9,000	26,993
2016	8,387	9,911	9,000	27,298
2017	8,702	9,911	9,000	27,613
2018 and thereafter	192,856	143,705	178,686	515,247
Total minimum lease payments	233,302	193,360	223,767	650,429
Less: Imputed interest	(77,495)	(71,902)	(88,661)	(238,058)
Present value of minimum lease payments	$155,807	$121,458	$135,106	$412,371

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a U.K. bank (or the Methane Princess lessor).  Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor.  Lease rentals are payable quarterly.  At the end of each quarter the required value of the letter of credit to secure the present value of rentals due under the Methane Princess lease is recalculated taking into account the rental payment due at the end of the quarter.  The surplus funds in the cash deposits securing the letter of credit, released as a result of the reduction in the required letter of credit amount are available to pay the lease rentals due at the end of the same quarter.  Deficits, if any, are financed by working capital.

The lease liability under the Methane Princess lease continues to increase until 2014 and thereafter decreases over the period to 2034, being the primary term of the lease.  The value of the deposit used to obtain a letter of credit to secure the Methane Princess lease as of December 31, 2012 was $150.9 million.

Golar Winter Lease.  In April 2004, Golar signed a lease agreement in respect of the Golar Winter (or the Golar Winter lease) with another U.K. bank (or the Winter lessor) for a primary period of 28 years. Under the Golar Winter lease, Golar received an amount of $166 million. The obligations to the Winter lessor under the Golar Winter lease were secured by, among other things, a letter of credit provided by another U.K. bank. During 2008 and 2009, an aggregate amount of $52.4 million was released from this deposit in consideration of the additional security afforded to the Winter Lessor by the entry of the Golar Winter into a long-term time charter with Petrobras. As of December 31, 2012, the value of the deposit used to obtain a LC to secure the Golar Winter lease obligation was $nil.

The Golar Winter lease is denominated in GBP while its cash deposit is denominated in U.S. Dollars.  In order to hedge the currency risk arising from the GBP lease rental obligation, we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP to U.S. Dollar exchange rate (i.e., we receive GBP and pay U.S. Dollars).

Grand Lease. In April 2005, Golar signed a lease agreement in respect of our newbuilding, the Golar Grand (or the Grand lease, with another U.K. bank (the "Grand Lessor") for a primary period of 30 years. Under the Grand lease, we received $150 million. Our obligations to the Grand lessor under the lease are secured by, among other things, a letter of credit provided by another U.K. bank. This letter of credit is secured by a cash deposit of $45.0 million, which we deposited at the same time we entered into the lease. The Grand Lease obligation and associated cash deposit are both denominated in USD.

 For the Methane Princess lease and Golar Winter lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR.  In relation to the Golar Winter lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above.  We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Golar Winter lease and the Methane Princess lease.  Both these leases are therefore denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations, in the case of the Golar Winter lease, or by a currency swap.  This is not, however, a perfect hedge and so the movement in the currency exchange rate between the U.S. Dollar and the GBP will affect our results.

In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors which would increase the obligations noted above. The Methane Princess lessor has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels.  Golar has agreed to indemnify us against any of these increased costs and obligations. Costs related to the Golar Winter lease, which is with a different lessor, have not been indemnified by Golar.  Golar did not receive any up front cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

Debt and Lease Restrictions

Our existing debt and lease agreements impose operating and financing restrictions on us and our subsidiaries, which may significantly limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell shares of subsidiaries;

•	make certain investments;

•	engage in mergers and acquisitions;

•	purchase and sell vessels;

•	transfer funds from subsidiary companies to us;

•	enter into, amend or cancel time or consecutive voyage charters; or

•	pay distributions to our unitholders without the consent of our lenders and lessors.

In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.  Various debt and lease agreements contain covenants that require compliance with certain financial ratios.  Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us.  The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter.  The Golar Winter lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination.  In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter lease or, if the lessor agrees, provide alternative additional security to the lessor.  With respect to minimum levels of cash and cash equivalents, we have covenanted to maintain at least $10.0 million of cash and cash equivalents.

In April 2013, we received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders . Absent this waiver, we would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of our board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended.

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

In addition to mortgage security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  As of December 31, 2012, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $759.6 million of floating rate debt, leaving $170.8 million exposed to a floating rate of interest.  In February 2013, we entered into interest rate swaps to fix the LIBOR interest rate on the NR Satu facility for a principal amount of $122.5 million at an average rate of 1.27%, expiring in 2018. Our swap agreements have expiration dates between 2013 and 2018 and have fixed rates of between 0.92% and 6.49%.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter lease. In addition, all interest and principal payments on the high-yield bonds were swapped into U.S. dollars.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations.  We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais.  We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and some of our administrative costs.  The currencies which impact us the most include, but are not limited to, Euro, Norwegian Kroner, Singapore Dollars, Indonesian Rupiah and, to a lesser extent, GBP.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels, we assess potential acquisition opportunities on a regular basis.  Pursuant to our omnibus agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration.  Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Drydocking

We estimate that we will spend in total approximately $46.7 million for drydocking and classification surveys for our eight vessels during the five-year period ending December 31, 2017. As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Modifications to the Golar Winter

We have agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras’ decision to relocate the Golar Winter, from Rio de Janeiro to Bahia.  We have begun to order the long lead items and the work is expected to be completed by the third quarter of 2013.  We currently expect the cost of these modifications together with the drydocking cost to be approximately $25.0 million, which we expect to fund with a combination of cash and borrowings under credit facilities.

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

Depreciation and Amortization

Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is related to the number of vessels we own or operate under long-term capital leases.  We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis, which we estimate at the start of 2013 to be approximately 18 years, 27 years, 31 years, 31 years, 14 years, 19 years and 33 years for the Golar Spirit, the Golar Mazo, the Methane Princess, the Golar Winter, the Golar Freeze, the NR Satu and the Golar Grand, respectively.  The economic life for LNG carriers operated worldwide has generally been estimated to be 40 years.  On this basis, the Golar Spirit would, therefore, have a remaining useful life of 10 years.  However, the Golar Spirit, the Golar Freeze and the NR Satu have been converted into FSRUs and have been moored in sheltered waters where fatigue loads on their hulls are significantly reduced compared to loads borne in connection with operation in a worldwide trade pattern.  We believe that these factors support our estimate that the Golar Spirit, the Golar Freeze and the NR Satu will remain operational until they are 50 years old and will therefore have remaining useful economic lives of approximately 20 years, each.  We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking.

Vessels and Impairment

Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  We estimate those future cash flows based on the existing service potential of our vessels.  As of December 31, 2012, we did not perform an impairment test as no trigger events have been identified.

In the event of an impairment trigger, we follow a traditional present value approach, whereby a single set of future cash flows is estimated.  If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  Since inception, our vessels have not been impaired.  However, for the years ended 2012, 2011 and  2010 we incurred impairment charges of  $nil, $nil and $1.5 million, respectively, in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit.  Some of these parts have been used by Golar for other FSRU projects but these parts were not transferred to us by Golar.

Vessel Market Values

In “—Vessels and Impairment” above, we discuss our policy for assessing impairment of the carrying values of our vessels.   During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes.  There is a future risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

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

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2012.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  However, we are not holding any of our vessels for sale.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

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

Capital Leases

As of December 31, 2012, we leased three vessels in respect of three refinancing transactions where we sold the vessels and subsequently leased the vessels from UK financial institutions that routinely enter into finance leasing arrangements.  We have accounted for these arrangements as capital leases.  As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases.  In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases.  Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations.  To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

One of our capital leases is ‘funded’ via a long-term cash deposit which closely matches the lease liability.  Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposit, and where differences arise this is funded by, or released to, available working capital.

We have also recorded deferred credits in connection with this lease transaction.  The deferred credits represent the upfront cash inflow derived from undertaking financing in the form of UK leases.  The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis.  The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels.  If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g., on a change of tax law or adverse tax ruling), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances.  Golar has agreed to indemnify us against any increased costs related to the Methane Princess lease (but not the Golar Winter or Grand leases).  We would be liable for these costs to the extent Golar is unable to indemnify us.

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

Recently Issued Accounting Standards

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for our interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The adoption of this guidance did not have a material impact on our consolidated financial statements.

New accounting standards not yet adopted

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in our consolidated financial statements.

In October 2012, the FASB amended several disclosure requirements of the Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. Adoption of these amendments will result in additional disclosures in our consolidated financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment will result in additional disclosures in our consolidated financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the impact of the adoption of this amended guidance but we do not expect it to have a material impact on our consolidated financial statements.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see the section of Item 5 entitled “Market Overview and Trends.”

E.              Off-Balance Sheet Arrangements

At December 31, 2012, we do not have any off balance-sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2012:

	Total Obligation	Due in 2013	Due in 2014—2015	Due in 2016—2017	Due Thereafter
	(in millions)
Long-term debt(1)	$739.5	$64.8	$131.6	$318.9	$224.2
Interest commitments on long-term debt - floating(2)	137.3	31.7	55.4	43.6	6.6
Capital lease obligations	412.4	5.6	12.7	15.3	378.8
Interest commitments on capital lease obligations(1)(2)(3)	238.1	21.0	41.0	39.6	136.5
Modifications on the Golar Winter (4)	25.0	25.0	—	—	—
Other long-term liabilities(5)	—	—	—	—	—
Total	$1,552.3	$148.1	$240.7	$417.4	$746.1
__________________________________________

(1)
As of December 31, 2012, taking into account the hedging effect of our interest rate swaps, $170.8 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on U.S. Dollar (USD) LIBOR.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 0.83% and taking into account our various margin rates and interest rate swaps associated with each debt.  Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 5.1%.

(3)
In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (please read the discussion above under “—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations”).  However, Golar has agreed to indemnify us against any such increase (other than any increase related to the Golar Winter lease).

(4)
We have agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras' decision to relocate the Golar Winter, from Rio de Janeiro to Bahia. We expect the cost of these modifications together with the drydocking cost to be approximately $25 million. The modification work is expected to be completed by the third quarter of 2013.

(5)
Our consolidated balance sheet as of December 31, 2012 includes $18.5 million classified as “Other long-term liabilities” which represents deferred credits.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 30, 2013.  The business address for these individuals is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Tor Olav Trøim	50	Chairman of the Board of Directors
Hans Petter Aas	67	Director and Audit Committee Member
Kate Blankenship	48	Director and Audit Committee Member
Kathrine Fredriksen	29	Director
Paul Leand Jr.	46	Director and Conflicts Committee Member
Carl Steen	62	Director and Conflicts Committee Member
Bart Veldhuizen	46	Director, Conflicts Committee Member and Audit Committee Member
Georgina Sousa	63	Company Secretary

Tor Olav Trøim has served as our director and chairman of our board of directors since January 2009. Mr. Trøim has also been a director of Golar LNG Limited since September, 2011, having previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He has also served as an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim has also been a director of Archer Limited since its incorporation in 2007. Mr. Trøim has also served as Vice-President and a director of Seadrill Limited (or Seadrill) since its inception in May 2005, chairman and director of Seadrill Partners LLC (or Seadrill Partners) since July 2012 and is currently a director of three Oslo Stock Exchange listed companies, Golden Ocean (also listed on the Singapore Stock Exchange), Aktiv Kapital ASA and Marine Harvest ASA. He served as a director of Frontline from November 1997 until February 2008.

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

Kate Blankenship has served on our board of directors since her appointment in September 2007.  Ms. Blankenship has served as a director of Golar since July 2003.  Ms. Blankenship also served as Company Secretary of Golar from its inception in 2001 until November 2005.  Ms. Blankenship has also been a director of Frontline Limited (or Frontline) since August 2003 and served as Chief Accounting Officer and Secretary of Frontline from 1994 and October 2005.    Ms. Blankenship has served as a director of Ship Finance International Limited since July 2003, Seadrill since May 2005, Golden Ocean Group Limited since November 2004, Archer Limited since August 2007 and Seadrill Partners since June 2012.  She is a member of the Institute of Chartered Accountants in England and Wales.

Kathrine Fredriksen was recently appointed to our board of directors in April 2013. Ms. Fredriksen served as a director of Golar LNG Limited from September 2008 to April 2013.  Ms. Fredriksen is a graduate of the Wang Handels Gymnas in Norway and has studied at the European Business School in London.  Ms. Fredriksen is the daughter of Mr. John Fredriksen, the Chairman of the Board of Golar. Ms. Fredriksen is also a director of Frontline, Seadrill and Independent Tankers Corporation Limited.

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

Carl Steen has served on our board of directors since his appointment in August 2012. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with an M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank's Shipping, Oil Services & International Division. Currently, Mr. Steen is a director of Seadrill (since February 2011) and holds directorship positions in various Norwegian companies including Wilhelm Wilhelmsen Holding ASA and RS Platou ASA.

Bart Veldhuizen has been working in the shipping industry since 1994 on both the banking and non banking side. Mr. Veldhuizen is a founding director in Breakwater Capital Ltd. Breakwater Capital is an investment and advisory company in London focusing on the maritime industry. From August 2007 until October 2011, he has been the Managing Director & Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s USD 16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping & storage company after which he joined DVB bank as a shipping banker working in both Rotterdam and Piraeus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in Salvage, Marine Contracting and Harbour Towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands. Currently, Mr. Veldhuizen is a director of Seadrill Partners.

Georgina E. Sousa has served as our secretary since her appointment in April 2011. Ms. Sousa has also served on our board of directors from September 2007 to April 2013. Ms. Sousa has also served as Secretary of Golar LNG Limited and its subsidiaries since November 30, 2005.  She is also Head of Corporate Administration for Frontline.  Up until January 2007, she was Vice-President-Corporate Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Executive Officers

Other than our Secretary, we currently do not have any executive officers and rely on the executive officers and directors of Golar Management who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet.  The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of March 31, 2013.  The business address for our executive officers is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Graham Robjohns	48	Principal Executive Officer
Oistein Dahl	52	Chief Operating Officer
Brian Tienzo	39	Principal Financial and Accounting Officer

Graham Robjohns has acted as our Principal Executive Officer since July 2011. From April 2011 to July 2011, Mr Robjohns served as our Chief Executive Officer and Chief Financial Officer.  Mr. Robjohns has also served as Chief Executive Officer for Seadrill Partners LLC since June 2012. Mr. Robjohns served as the Chief Financial Officer of Golar Management from November 2005 until June 2011.  Mr. Robjohns also served as Chief Executive Officer of Golar LNG Management from November 2009 until July 2011.  Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005.  He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001.  From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case.  Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department.  He is a member of the Institute of Chartered Accountants in England and Wales.

Oistein Dahl has served as Managing Director of Golar Wilhelmsen Management since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society DNV. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Executive Compensation

We did not pay any compensation to our directors or officers or accrue any obligations with respect to management incentive or retirement benefits for our directors and officers prior to our initial public offering.  Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf.  During the year ended December 31, 2012, we paid Golar Management $2.9 million in connection with the provision of these services to us.

Golar Management compensates Mr. Robjohns, Mr. Dahl and Mr. Tienzo in accordance with its own compensation policies and procedures.  We will not pay any additional compensation to our officers.  Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future

Compensation of Directors

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

During the year ended December 31, 2012, we paid to our directors aggregate cash compensation of approximately $0.3 million. We do not have a retirement plan for members of our management team or our directors.

C.            Board Practices

General

Our board consists of seven members, three of whom were appointed by our general partner in its sole discretion and four of whom were elected by our common unitholders.  Directors appointed by our general partner will serve as directors for terms determined by our general partner.  Our current board of directors consists of three members appointed by our general partner, Kate Blankenship, Tor Olav Trøim and Katherine Fredriksen. Our current board of directors consists of four members elected by our common unitholders, Bart Veldhuizen, Carl Steen, Hans Petter Aas and Paul Leand Jr. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms.  One of the four directors elected by our common unitholders, Bart Veldhuizen, was designated as the Class I elected director and will serve until our annual meeting of unitholders in 2013. Carl Steen was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2014. Hans Petter Aas and Paul Leand Jr. were designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2015.  At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders.  Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. Our board has determined that Ms. Blankenship, Mr. Aas, Mr. Leand, Mr. Steen and Mr. Veldhuizen satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.

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

We also have a conflicts committee comprised of three members of our board of directors.  The conflicts committee will be available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest.  The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us.  The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by The Nasdaq Stock Market LLC to serve on an audit committee of a board of directors and certain other requirements.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.  Our conflicts committee is currently comprised of Paul Leand Jr., Carl Steen and Bart Veldhuizen.  For additional information about the conflicts committee, please read “Item 7—Conflicts of Interest and Fiduciary Duties.”

Exemptions from Nasdaq Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to us.

Nasdaq rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors.  Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq rules.  In addition, Nasdaq rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors.  Accordingly, while our board is currently comprised of a majority of independent directors, our board of directors may not be comprised of a majority of independent directors in the future.

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

D.            Employees

Employees of Golar Management, including those employees acting as our executive officers, provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2012, Golar employed (directly and through ship managers) approximately 333 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees (other than our secretary). Our board of directors has the authority to hire other employees as it deems necessary.

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

As of April 12, 2013, there were no common units or subordinated units beneficially owned by our current directors or executive officers.

This is based on information filed with the SEC and on information provided to us prior to April 12, 2013.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 30, 2013 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Golar LNG Limited(1)	12,238,096	30.2%	15,949,831	100%	49.9%
Kayne Anderson Capital Advisors LP(2)	3,667,513	10.12%	—	—	6.49%
Goldman Sachs Asset Management LP(3)	2,375,477	6.60%	—	—	4.20%

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

(2)
Based solely on information contained in a Schedule 13G/A filed on February 8, 2013 by Kayne Anderson Capital Advisors LP.  The address of Kayne Anderson Capital Advisors LP is 1800 Avenue of the Stars, Second Floor, Los Angeles CA 90067.

(3)
Based solely on information contained in a Schedule 13G filed jointly by Goldman Sachs Asset Management LP and GS Investment Strategies LLC on February 12, 2013.  The address for both holders is 200 West Street New York, NY 10282.

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

Omnibus Agreement

We are subject to an omnibus agreement that we entered into with Golar and certain of its affiliates, our general partner and certain of our subsidiaries in connection with our IPO.  On October 5, 2011, we entered into an amendment to the omnibus agreement with the other parties thereto.  The following discussion describes certain provisions of the omnibus agreement, as amended.

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

Under the omnibus agreement, a change of control occurs upon (i) the sale, lease, exchange or other transfer of all or substantially all assets to another entity, (ii) the consolidation or merger into another entity, and (iii) an entity other than Golar or its Affiliates becoming the beneficial owner of more than 50% of all outstanding voting stock.

Golar Freeze

Under the omnibus agreement, Golar granted us the right to purchase the Golar Freeze at fair market value at any time prior to April 13, 2013.  In October 2011, we completed the acquisition of the Golar Freeze from Golar for a purchase price of $330 million. See “—Vessel Acquisitions and Related Transactions.”

NR Satu

Under the omnibus agreement, Golar granted us the right to purchase the NR Satu from Golar at fair market value upon completion of the vessel’s retrofitting and acceptance by its charterer.  In July 2012, we completed the acquisition of the NR Satu from Golar for a purchase price of $385 million. See “—Vessel Acquisitions and Related Transactions.”

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

Indemnification

Under the omnibus agreement, Golar agreed to indemnify us for a period of five years after our initial public offering (and for a period of at least three years after our purchase of the NR Satu, if applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us.  Liabilities resulting from a change in law after the closing of our initial public offering are excluded from the environmental indemnity.  There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Golar for environmental and toxic tort liabilities.  No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Golar is liable for claims only to the extent such aggregate amount exceeds $500,000.

Golar will also indemnify us for liabilities related to:

•
certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of our initial public offering (or, in the case of the NR Satu, within three years after our purchase of the NR Satu, if applicable);

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

Our Management Agreements

Management and Administrative Services Agreement
In connection with our IPO, we entered into a management and administrative services agreement (as amended and restated, the management and administrative services agreement) with Golar Management, pursuant to which Golar Management agreed to provide certain commercial, management and administrative support services to us, such as accounting, auditing, legal, insurance, IT, cash management, clerical, investor relations and other administrative services. In addition, certain officers and directors of Golar Management are to provide executive officer functions for our benefit.  These officers of Golar Management are responsible for our day-to-day management, subject to the direction of our board of directors.  As of July 1, 2011, we and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers.  The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the management and administrative services agreement entered into at the time of our IPO.  The management and administrative services agreement expires in May 2016.

The management and administrative services agreement may be terminated prior to the end of its term by us upon 120 days' notice for any reason in the sole discretion of our board of directors. For each of the years ended December 31, 2012 and 2011, the fees under the management and administrative services agreement were $2.9 million and $1.6 million, respectively. Golar Management may terminate the management and administrative services agreement upon 120 days notice in the event of certain circumstances, such as a change of control of us or our general partner, an order to wind up the partnership, amongst other events. A change of control under the management services agreement means an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors of the entity are acquired, directly or indirectly, by a person or group, who did not immediately before such acquisition, own securities of the entity entitling such person or group to elect such majority.

We reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of these services.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us for the month after Golar Management submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

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

Fleet management agreements
Each vessel in our fleet is subject to management agreements, pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, principally Golar Management and Golar Wilhelmsen, as described below.  Under these fleet management agreements, our subsidiaries pay fees to, and reimburse the costs and expenses of the vessel managers as described below.

Golar Management Limited

The vessel owning subsidiaries (or disponent owners of the vessels) have each entered into separate vessel management agreements directly (or in the case of GolarMazo, indirectly) with Golar Management to manage the vessels in accordance with sound and commercial technical ship management practice, so far as practicable, which includes principally:

•
Commercial and technical management of the vessel. Managing day-to-day vessel operations, including but not limited to, seeking, negotiating and administering charter parties with respect to the vessels and receipts of payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing surveyors and technical consultants as necessary, arranging and supervising of drydockings, repairs, alterations and maintenance of such vessel and purchasing of stores, spares and lubricating oils, arranging insurance for vessels and providing technical support;

•
Vessel Maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy condition, provision of competent, suitably qualified crew for each vessel and arranging transportation for crew.

To carry out the services required pursuant to the vessel management agreements, Golar Management is entitled to engage the services of sub-managers to carry out its duties.

The aggregate management fees payable under these fleet management agreements for each of the years ended December 31, 2012 and 2011 was $4.2 million and $4.1 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement.

Vessels	Vessels Management Agreements
	Term	Notice for termination
Golar Mazo* Methane Princess Golar Spirit Golar Winter Golar Freeze NR Satu Golar Grand Golar Maria	Equal to the Pertamina charter term Indefinite Indefinite Indefinite Until April 2016 Until May 2013 then indefinite Indefinite Indefinite	12 months** 30 days 30 days 30 days 120 days 30 days 30 days 30 days
*The vessel management agreement is between Faraway and Aurora Management Inc. (“Aurora Management”), in which the Partnership has a 90% ownership interest, but which Aurora Management has indirectly subcontracted to Golar Management.
**The vessel management agreement may be terminated prior to the end of the initial Pertamina charter term in 2017 upon 12 months' notice under certain circumstances, including but not limited to, loss of ownership of the vessel, loss of the vessel, cease of charter to Pertamina, non-payment of money owed, material breach of the agreement, bankruptcy or dissolution of either party or the inability to carry out obligations under the agreement due to force majeure.

Technical Management Sub-Agreement with Golar Wilhelmsen

In order to assist with the technical management of each of the vessels in our current fleet, Golar Management has entered into the BIMCO Standard Ship Management Agreement with Golar Wilhelmsen, as sub-managers, for the operations of our fleet (the Vessels Sub-Management Agreement).  The Vessels Sub-Management Agreement provides that Golar Wilhelmsen must use its best endeavors to provide the following technical services:

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

The aggregate management fees payable under the technical management sub-agreement for each of the years ended December 31, 2012 and 2011 was $1.8 million and $1.7 million, respectively. Golar Management is responsible for payment of the annual management fee to Golar Wilhelmsen in respect of the vessels.  We are not responsible for paying this management fee to Golar Wilhelmsen.  This fee is subject to upward adjustments based on cost of living indexes in the domicile of Golar Wilhelmsen.  Golar Wilhelmsen is entitled to extra remuneration for the performance of tasks outside the scope of the Vessels Sub-Management Agreement.

The Vessels Sub-Management Agreement will terminate upon failure by either party to meet its obligations under the agreement, in the case of the sale or total loss of the vessel, or in the event an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed.  In addition, Golar Management must indemnify Golar Wilhelmsen and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the agreement.

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona) PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PT Golar Indonesia, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona currently receives a fee of $350,000 per annum. This fee is subject to review annually and revision by mutual agreement of the parties. Golar Management is responsible for payment of the agency fee to PT Pesona.  We are not responsible for paying this management fee to PT Pesona.

 The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination.

Sponsor Credit Facility

In connection with the closing of our IPO, we entered into the sponsor credit facility with Golar, to fund our working capital requirements.  The sponsor credit facility has a term of four years and is interest-free and unsecured.  For a more detailed description of this credit facility, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Sponsor Credit Facility.”

Other Related Party Transactions

The following is a discussion of certain other related party transactions and agreements that we entered into or were party to during the year ended December 31, 2012:

Vessel Acquisitions and Related Transactions

 In July 2012, we acquired from Golar an interest in the NR Satu for a total purchase price of approximately $388.0 million. The acquisition of the NR Satu was financed from the proceeds of a $155 million vendor financing facility from Golar and from the proceeds of the July 2012 Equity Offering and the related private placement to Golar and general partner contribution. The Conflicts Committee approved the purchase price for the NR Satu and the terms of the vendor financing loan related to the acquisition of the NR Satu. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. The common units sold to Golar in the private placement were offered and sold to it at the price that the common units were concurrently offered to the public.

In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the Golar Grand for a total purchase price of $265.0 million. The acquisition of the Golar Grand was funded by the assumption of the capital lease obligation of $90.8 million and the proceeds of the November 2012 Equity Offering and the related private placement to Golar and general partner contribution. The Conflicts Committee approved the purchase price for the Golar Grand. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. The common units sold to Golar in the private placement were concurrently offered and sold to it at the price that the common units were offered to the public.

In February 2013, we acquired from Golar interests in the company that owns and operates the LNG carrier, the Golar Maria for a total purchase price of approximately $215.0 million. The acquisition of the Golar Maria was financed by the assumption of approximately $89 million of outstanding debt relating to the Golar Maria and from the net proceeds of the February 2013 Equity Offering and the related private placement to Golar and general partner contribution. The Conflicts Committee approved the purchase price for the Golar Maria. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. The common units sold to Golar in the private placement were offered and sold to it at the price that the common units were concurrently offered to the public.

In connection with the acquisition of the Golar Grand, the Partnership entered into an Option Agreement with Golar. Under the Option Agreement, the Partnership has an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term.

See Note 25 to our consolidated and combined financial statements.

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, approximately $35.0 million was issued to Golar. See Note 25 to our consolidated and combined financial statements.

Golar Energy Loan

In January 2012, Golar LNG (Singapore) Pte. Ltd. (or Golar Singapore), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar Energy. The loan was unsecured, repayable on demand and bears interest at the rate of 6.75% per annum, payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by us, including Golar Singapore, were extinguished.

Trading Balances

Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on our behalf, including ship management and administrative service fees due to Golar.

Dividends to China Petroleum Corporation

During the years ended December 31, 2012, 2011 and 2010, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $1.8 million, $2.4 million and $3.1 million, respectively.

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

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PTNR, claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and we are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We believe that we have meritorious defences against these claims and therefore as of December 31, 2012, have not recorded  any provision. We are unable to estimate the possible loss given the early stages of the claim, but based on indicative numbers provided by the claimant, the maximum amount of loss would be $9.6 million. Nevertheless in the event any such claim were successful against us, under the indemnity provisions of the Time Charter Party, we believe we have full recourse against the charterer, PTNR. Furthermore, as part of the acquisition of the NR Satu in July 2012 from Golar, Golar has also agreed to indemnify us against any such losses.

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

During the year ended December 31, 2012, the aggregate amount of cash distribution paid was $77.6 million.

In February 2013, the Partnership declared and paid a cash distribution of $0.50 per unit in respect of the three months ended December 31, 2012. The distribution was paid on February 14, 2013 to all holders of record of common units, subordinated units and the general partner units on February 1, 2013. The aggregate amount of the paid distribution was $26.6 million.

In April 2013, the Partnership declared a cash distribution of $0.515 per unit in respect of the three months ended March 31, 2013.

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

B.            Significant Changes

Not applicable.

Item 9.                                   The Offer and Listing.

C.            Markets

Our common units started trading on The Nasdaq Global Market under the symbol “GMLP” on April 8, 2011.

The following table sets forth the high and low prices for the common units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2012	$39.05	$25.52
Year ended December 31, 2011(1)	$30.91	$22.41

First quarter 2013	33.07	28.90
Fourth quarter 2012	33.02	25.52
Third quarter 2012	35.00	26.43
Second quarter 2012	37.86	28.01
First quarter 2012	39.05	30.23
Fourth quarter 2011	30.91	23.02
Third quarter 2011	29.74	22.41
Second quarter 2011(2)	28.83	23.50

Month ended March 31, 2013	33.07	28.90
Month ended February 28, 2013	31.25	29.25
Month ended January 31, 2013	32.39	29.02
Month ended December 31, 2012	30.33	28.50
Month ended November 30, 2012	32.10	25.52
Month ended October 31, 2012	33.02	30.33

__________________________________________

(1)	For the period from April 8, 2011 through December 31, 2011.

(2)	For the period from April 8, 2011 through June 30, 2011.

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

15.
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between the Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the NR Satu.  See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

16.
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between the Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Grand.  See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

17.
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower. PT Golar Indonesia, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. PT Golar Indonesia drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable after 7 years. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a summary of certain terms.

18.
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between the Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria.  See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

19.
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee. We completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds bear interest at a rate equal to 3 months NIBOR plus a margin of 5.20% payable quarterly. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a summary of certain terms.

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

Medicare Tax on Net Investment Income
Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer's gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

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

Based on our current and projected method of operation, we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for any future taxable year.  We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income.  This belief is based on certain valuation and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future. Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. The conclusions described above are not free from doubt.  While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (or the Fifth Circuit) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code.  In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules.  If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC.  The IRS has announced its nonacquiescence with the court's holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation.  Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations.  Thus, it is possible that the IRS or a court could disagree with this position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder's successor generally would not receive a step-up in tax basis with respect to such units.

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

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets.  Significant penalties may apply for failure to satisfy the reporting obligations described above.  Unitholders should consult their tax advisors regarding their reporting obligations, if any, result of their purchase, ownership or disposition of our units.

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

A discussion of our accounting policies for derivative financial instruments is included in Note 2 — Significant Accounting Policies to our audited consolidated and combined financial statements.  Further information on our exposure to market risk is included in Note 24 — Financial Instruments to our audited consolidated and combined financial statements included elsewhere in this Annual Report.

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

As of December 31, 2012, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation, net of restricted cash, was $759.6 million.  The principal of the loans and net capital lease obligations, net of restricted cash, outstanding as of December 31, 2012 was $930.4 million.  Based on our floating rate debt and net capital lease obligations outstanding of $170.8 million as of December 31, 2012, a 1% increase in the floating interest rate would increase interest expense by $0.6 million for the year ended December 31, 2012. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31 2012, please read Note 24 to the Golar LNG Partners audited consolidated and combined financial statements included elsewhere in this Annual Report. In February 2013, we entered into interest rate swaps to fix the LIBOR interest rate on the NR Satu facility for a principal amount of $122.5 million at an average rate of 1.27%, expiring in 2018.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais.  Based on our GBP expenses for the year ended December 31, 2012, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.5 million.  Based on our Brazilian Reais expenses for the year ended December 31, 2012, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses by approximately $0.7 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reais.  Based on the crew costs for the year ended December 31, 2012, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reais would increase our crew cost by approximately $1.2 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in British Pounds, although it is hedged by the British Pound cash deposit that secures the obligations under the lease.  We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation.  Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the British Pound cash deposit.  Based on this lease obligation and the related cash deposit as of December 31, 2012, a 10% appreciation in the U.S. Dollar against British Pounds would give rise to a foreign exchange movement of approximately $0.5 million.

In respect of the Golar Winter lease, the obligation is denominated in GBP. As of December 31, 2012, the cash deposit securing the lease obligation is $nil.  We are therefore exposed to the currency movements on the lease obligation of $121.5 million as of December 31, 2012.  In order to hedge this exposure, we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations.  We could be exposed to a currency fluctuation risk if we terminate this lease.

We issued senior unsecured high-yield bonds denominated in Norwegian Kroner. We are therefore exposed to the currency movements on the liability of $233.8 million as of December 31, 2012. In order to hedge this exposure, we entered into a currency swap with a banks to exchange our Norwegian payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if upon the occurrence of a change of control event, the bondholders exercise their right of pre-payment.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

In April 2013, we received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders . Absent this waiver, we would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of our board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended.

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

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2012.  Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

(b)         Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the our principal executive and principal financial officers and effected by the Partnership's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that;

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Partnership's management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial and accounting officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2012.  Based upon that evaluation, management with the participation of the principal executive officer and principal financial and accounting officer concluded that our internal controls over financial reporting are effective as of December 31, 2012.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

(d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.

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

Item 16C.                 Principal Accountant Fees and Services

Our principal accountant for 2012 was PricewaterhouseCoopers LLP.

Fees Incurred by the Partnership for PricewaterhouseCoopers LLP’s Services

In 2012 and 2011, the fees rendered by the auditors were as follows:

	2012	2011
Audit Fees	$795,784	$1,178,062
Tax Fees	16,527	19,153
All Other Fees	4,451	—
	$816,762	$1,197,215

Audit Fees

Audit fees for 2012 and 2011 include fees related to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

In addition, audit fees in 2012 include fees of $0.4 million relating to professional services comprising of assurance work in connection with financing and other agreements in connection with our acquisition of the NR Satu and the Golar Grand in July 2012 and November 2012, respectively.

Audit fees in 2011 include fees of $0.8 million relating to professional services comprising of assurance work in connection with financing and other agreements in connection with our IPO in April 2011. These fees were borne by Golar on our behalf.

Tax Fees

Tax fees for 2012 and 2011 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2012.

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

Nasdaq rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors.  Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq rules.  In addition, Nasdaq rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors.  As of April 30, 2013, our board of directors comprised of a majority of independent directors.

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

Item 16H.                Mine Safety Disclosure

Not applicable.

 PART III

Item 17.                          Financial Statements

Not applicable.

Item 18.                          Financial Statements

The following financial statements, together with the related reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-43.

Item 19.                          Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Certificate of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
1.2**	First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP
4.1
Facility Agreement dated September 29, 2008 for a Senior Secured Revolving Credit Facility by and among Golar LNG Partners L.P. (as borrower) and the Banks and Financial Institutions Referred to therein (as lenders) (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.2**	Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited
4.2(a)**	Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited
4.3**	First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited
4.4**	Contribution and Conveyance Agreement, dated as of April 5, 2011, among Golar LNG Limited, Golar GP LLC, Golar LNG Partners LP, Golar LNG Holding Co., and Golar Partners Operating LLC
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

4.13	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.14**	$20.0 Million Revolving Credit Agreement by and between Golar LNG Partners LP and Golar LNG Limited

Exhibit Number	Description
4.15**
Purchase, Sale and Contribution Agreement, dated October 5, 2011, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Freeze

4.16**	Loan Agreement, dated October 18, 2011, by and between Golar LNG Limited as the lender and Golar LNG Partners LP as the borrower
4.17
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the NR Satu (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 16, 2012)

4.18
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Grand (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.19
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.20
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.21
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

8.1*	Subsidiaries of Golar LNG Partners LP.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Financial and Accounting Officer.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer.
15.1*	Consent of Independent Registered Public Accounting Firm.
101. INS***	XBRL Instance Document
101. SCH***	XBRL Taxonomy Extension Schema
101. CAL***	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF***	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB***	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE***	XBRL Taxonomy Extension Schema Presentation Linkbase
__________________________________________
*                               Filed herewith.

†                               Certain portions have been omitted pursuant to a confidential treatment request.  Omitted information has been filed separately with the Securities and Exchange Commission.

**                            Incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011.

***    Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive Officer
Date:	April 30, 2013

INDEX TO FINANCIAL STATEMENTS

Page
GOLAR LNG PARTNERS LP
AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated and Combined Carve-Out Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	F-4
Consolidated and Combined Carve-Out Balance Sheets as of December 31, 2012 and 2011	F-5
Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-6
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ and Dropdown Predecessor Equity for the years ended December 31, 2012, 2011 and 2010	F-7
Notes to the Audited Consolidated and Combined Carve-Out Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

In our opinion, the accompanying consolidated and combined carve-out balance sheets and the related consolidated and combined carve-out statements of operations, comprehensive income,  changes in partners’ capital/owners’  and dropdown  predecessor equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Partners LP and its subsidiaries (the “Partnership”) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal controls over financial reporting" under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements, and on the Partnership's internal control over financial reporting based on our audits (which was an integrated audit in 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2013

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in thousands of $, except per unit amounts)

	Notes	2012	2011	2010
Operating revenues
Time charter revenues		286,630	225,452	205,808
Total operating revenues		286,630	225,452	205,808
Operating expenses
Vessel operating expenses		45,474	39,212	38,516
Voyage expenses		4,471	785	6,343
Administrative expenses		7,269	8,235	7,457
Depreciation and amortization		51,167	45,316	43,106
Impairment of long-term assets	8	—	—	1,500
Total operating expenses		108,381	93,548	96,922
Operating income		178,249	131,904	108,886
Financial income (expense)
Interest income		1,797	1,640	3,998
Interest expense		(38,090)	(19,581)	(20,300)
Other financial items, net	9	(5,389)	(18,521)	(27,855)
Net financial expenses		(41,682)	(36,462)	(44,157)
Income before income taxes and non-controlling interest		136,567	95,442	64,729
Income taxes	10	(9,426)	(45)	(1,212)
Net income		127,141	95,397	63,517
Net income attributable to non-controlling interest		(10,723)	(9,863)	(9,250)
Net income attributable to Golar LNG Partners LP Owners		116,418	85,534	54,267
Dropdown Predecessor’s interest in net income (loss) (note 1)		28,015	21,937	(3,467)
General Partner’s interest in net income		2,750	1,272	1,155
Limited Partners’ interest in net income		85,653	62,325	56,579
Earnings per unit:	27
Common unit (basic and diluted)		2.08	1.89	1.54
Subordinated unit (basic and diluted)		1.85	1.16	1.31
General partner unit (basic and diluted)		2.00	1.59	1.45
Cash distributions declared and paid per unit (1)		1.78	0.73	—

(1)	Refers to cash distributions declared and paid in the period.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in thousands of $)

	2012	2011	2010
Net income	127,141	95,397	63,517
Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments	(3,950)	934	(2,302)
Other comprehensive (loss) income	(3,950)	934	(2,302)
Comprehensive income	123,191	96,331	61,215
Comprehensive income attributable to:
Owners’ and Dropdown Predecessor Equity	112,468	86,468	51,965
Non-controlling interest	10,723	9,863	9,250
	123,191	96,331	61,215

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011
 (in thousands of $)

	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		66,327	49,218
Restricted cash and short-term investments	17	30,900	24,512
Trade accounts receivable	12	—	173
Other receivables, prepaid expenses and accrued income	13	4,336	2,626
Amounts due from related parties	25	3,883	3,235
Inventories		1,924	1,074
Total current assets		107,370	80,838
Long-term assets
Restricted cash	17	190,523	185,270
Vessels and equipment, net	14	707,147	662,021
Vessels under capital leases, net	15	485,632	501,903
Deferred charges	16	15,023	7,742
Other non-current assets	18	5,279	39
Total assets		1,510,974	1,437,813
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	21	64,822	49,906
Current portion of obligations under capital leases	22	5,837	5,909
Trade accounts payable		3,407	790
Accrued expenses	19	26,530	12,448
Amounts due to related parties	25	4,429	—
Other current liabilities	20	64,692	70,216
Total current liabilities		169,717	139,269
Long-term liabilities
Long-term debt	21	639,697	350,668
Long-term debt due to related parties	25	34,953	222,310
Obligations under capital leases	22	406,534	399,934
Other long-term liabilities	23	18,529	27,599
Total liabilities		1,269,430	1,139,780
Commitments and contingencies (See Note 26)
Equity
Owner’s and Dropdown Predecessor Equity		—	208,069
Partners’ capital:
Common unitholders (36,246,149 and 23,127,254 units issued and outstanding at December 31, 2012 and 2011, respectively)		169,515	30,163
Subordinated unitholders (15,949,831 units issued and outstanding at December 31, 2012 and 2011)		3,713	369
General partner interest (1,065,225 and 797,492 units issued and outstanding at December 31, 2012 and 2011, respectively)		5,447	1,537
Total Partners’ capital		178,675	32,069
Accumulated other comprehensive loss		(8,989)	(5,039)
		169,686	27,030
Non-controlling interest		71,858	62,934
Total equity		241,544	298,033
Total liabilities and equity		1,510,974	1,437,813
 The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
 (in thousands of $)

	Notes	2012	2011	2010
Operating activities
Net income		127,141	95,397	63,517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		51,167	45,316	43,106
Amortization of deferred tax benefit on intragroup transfers		(912)	(2,363)	—
Impairment of long-term assets		—	—	1,500
Amortization of deferred charges		1,123	931	2,999
Unrealized foreign exchange losses (gains)		13,893	1,040	(4,205)
Drydocking expenditure		(8,288)	(10,543)	(7,266)
Trade accounts receivable		173	1,698	1,096
Inventories		(849)	1,440	(1,485)
Prepaid expenses, accrued income and other assets		(6,948)	295	(483)
Amounts due from/to related parties		3,781	16,240	(29,968)
Trade accounts payable		2,617	(1,281)	2,527
Accrued expenses		14,015	1,134	1,546
Interest element included in obligations under capital leases		401	897	997
Loss on termination of lease financing agreements		—	—	3,452
Other current liabilities		(7,971)	6,771	9,757
Net cash provided by operating activities		189,343	156,972	87,090
Investing activities
Additions to vessels and equipment		(72,286)	(100,259)	(60,065)
Restricted cash and short-term investments		(6,512)	(2,622)	276,353
Net cash (used in) provided by investing activities		(78,798)	(102,881)	216,288
Financing activities
Proceeds from issuance of equity	4	401,851	—	—
Proceeds from long-term debt	21	537,194	222,310	125,000
Repayments of long-term debt		(427,217)	(58,832)	(84,682)
Repayments of obligations under capital lease		(6,287)	(6,151)	(247,160)
Financing arrangement fees and other costs		(8,400)	(854)	(4,360)
Dividends paid to noncontrolling interests		(1,799)	(2,399)	(3,120)
Cash distributions paid		(77,588)	(29,276)	—
Distribution to Golar LNG Limited ("Golar") for acquisition of the Golar Freeze	25(j)	—	(231,579)	—
Dropdown Predecessor dividends		—	(24,336)	—
Distribution to Golar for acquisition of the NR Satu	25(j)	(387,993)	—	—
Distribution to Golar for acquisition of the Golar Grand	25(j)	(176,769)	—	—
Contributions from (repayments of) owner’s funding		53,572	72,686	(69,344)
Net cash used in financing activities		(93,436)	(58,431)	(283,666)
Net increase in cash and cash equivalents		17,109	(4,340)	19,712
Cash and cash equivalents at beginning of period		49,218	53,558	33,846
Cash and cash equivalents at end of period		66,327	49,218	53,558
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		40,858	20,415	25,708
Income taxes paid		1,444	1,685	470
 The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL /OWNERS’ AND DROPDOWN PREDECESSOR EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in thousands of $)

	Dropdown Predecessor Equity	Owner's Invested Equity	Partners’ Capital			Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
			Common Units	Subordinated Units	General Partner
Combined balance at December 31, 2009	170,426	168,423	—	—	—	—	338,849	49,340	388,189
Net income	(3,467)	57,734	—	—	—	—	54,267	9,250	63,517
Non-controlling interest dividends	—	—	—	—	—	—	—	(3,120)	(3,120)
Other comprehensive income	—	(2,302)	—	—	—	—	(2,302)	—	(2,302)
Movement in invested equity	(2,077)	(67,267)	—	—	—	—	(69,344)	—	(69,344)
Combined balance at December 31, 2010	164,882	156,588	—	—	—	—	321,470	55,470	376,940
Combined carve-out net income (Jan 1, 2011 — April 12, 2011) (1)	—	20,741	—	—	—	—	20,741	2,709	23,450
Combined carve-out other comprehensive income	—	984	—	—	—	—	984	—	984
Movement in invested equity (Jan 1, 2011 — April 12, 2011)	—	(13,999)	—	—	—	—	(13,999)	—	(13,999)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,000)	(1,000)
Combined balance at April 12, 2011	164,882	164,314	—	—	—	—	329,196	57,179	386,375
Dropdown predecessor dividends	(24,336)	—	—	—	—	—	(24,336)	—	(24,336)
Net income (1)	21,937	—	29,029	12,079	1,748	—	64,793	7,154	71,947
Other comprehensive (loss) income	(378)	—	—	—	—	328	(50)	—	(50)
Elimination of equity	24,810	14,856	—	—	—	—	39,666	—	39,666
Allocation of Partnership capital to unit holders — April 12, 2011	—	(179,170)	180,475	—	3,683	(4,988)	—	—	—
Net change in Parent’s equity in Dropdown Predecessor	86,685	—	—	—	—	—	86,685	—	86,685
Cash distributions	—	—	(16,980)	(11,710)	(586)	—	(29,276)	—	(29,276)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,399)	(1,399)
Purchase of Golar Freeze from Golar (note 25(j))	(231,330)	—	(249)	—	—	—	(231,579)	—	(231,579)
Allocation of Dropdown Predecessor equity (note 25(j))	165,799	—	(162,112)	—	(3,308)	(379)	—	—	—
Combined balance at December 31, 2011	208,069	—	30,163	369	1,537	(5,039)	235,099	62,934	298,033
Net income (2)	28,015	—	53,998	31,655	2,750	—	116,418	10,723	127,141
Movement in invested equity	53,572	—	—	—	—	—	53,572	—	53,572
Non-controlling interest dividends	—	—	—	—	—	—	—	(1,799)	(1,799)
Other comprehensive income	—	—	—	—	—	(3,950)	(3,950)	—	(3,950)
Cash distributions	—	—	(47,725)	(28,311)	(1,552)	—	(77,588)	—	(77,588)
Net proceeds from issuance of common units	—	—	393,814	—	8,037	—	401,851	—	401,851
Elimination of equity not transferred to the Partnership	9,046	—	—	—	—	—	9,046	—	9,046
Purchase of NR Satu from Golar (note 25(j))	(387,993)	—	—	—	—	—	(387,993)	—	(387,993)
Allocation of Dropdown Predecessor equity - NR Satu (note 25(j))	132,321	—	(129,671)	—	(2,650)	—	—	—	—
Purchase of Golar Grand from Golar (note 25(j))	(176,769)	—	—	—	—	—	(176,769)	—	(176,769)
Allocation of Dropdown Predecessor equity - Golar Grand (note 25(j))	133,739	—	(131,064)	—	(2,675)	—	—	—	—
Consolidated balance at December 31, 2012	—	—	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544

__________________________________________

(1)	The post acquisition net income (from October 19, 2011 to December 31, 2011) relating to the Golar Freeze in 2011 included within net income was $4.8 million.

(2)
The post acquisition net income in 2012 relating to the NR Satu (from July 19, 2012 to December 31, 2012) and the Golar Grand (from November 8, 2012 to December 31, 2012) included within net income amounted to $11.5 million and $4.8 million, respectively.

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

In October 2011 and July 2012, the Partnership acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the Nusantara Regas Satu ("NR Satu"), repectively. In addition, in November 2012, the Partnership acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions are also deemed to be a reorganization of entities under common control. As a result, the Partnership’s balance sheets, statements of operations, statements of comprehensive income, cash flows and changes in partners’ capital/ owners’ equity have been retroactively adjusted to include these vessels (herein collectively referred to as the “Dropdown Predecessor”) as if the Partnership had acquired these vessels when they began operations under the ownership of Golar. All vessels were under common control for all periods included in these financial statements. The excess of the consideration paid by the Partnership over Golar’s historical costs is accounted for as an equity distribution to Golar (refer to Note 25(j)). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges is shown below:

	2011			2010
(in thousands of $)	As revised	Amount of change	As reported	As revised	Amount of change	As reported
Time charter revenues	225,452	21,727	203,725	205,808	23,268	182,540
Net income (loss)	95,397	5,873	89,524	63,517	(8,094)	71,611
Equity	298,033	208,069	89,964	376,940	101,680	275,260
Total assets	1,437,813	362,318	1,075,495	1,407,810	271,917	1,135,893
Total liabilities	1,139,780	154,249	985,531	1,030,870	170,237	860,633

The adjustment to total assets in 2011 includes $180.1 million relating to the NR Satu and $130.7 million relating to the Golar Grand which are presented in vessels and equipment and vessels under capital leases net and $45.0 million restricted cash relating to the Golar Grand which is presented in non-current restricted cash. The adjustment to total liabilities in 2011 includes $8.4 million relating to deferred tax benefits on intra-group transfers of long-term assets relating to the NR Satu which are presented in other non-current liabilities and $137.7 million relating to the capital lease obligations in respect of the Golar Grand.

As of December 31, 2012, the Partnership operates a fleet of four FSRUs and three LNG carriers.  The Partnership’s vessels operate under long-term charter contracts with expiration dates between 2017 and 2024, except for the Golar Grand which operates on a medium-term charter which expires in 2015.

Under the Partnership Agreement, the general partner has irrevocably delegated to the Partnership's board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of the Partnership's first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of the Partnerhip's board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Golar and as a consequence, from December 13, 2012, the Partnership will no longer account for vessel acquisitions from Golar as transfer of equity interests between entities under common control.

As of December 31, 2012, the Partnership’s current liabilities exceeded current assets by $62.3 million. Included within current liabilities as of December 31, 2012, are mark-to-market valuations of interest rate swap derivatives of $25.0 million and foreign currency swap derivatives of $20.5 million. The interest rate swaps mature between 2013 and 2018 and the Partnership has no intention of terminating these swaps before their maturity and hence realizing these liabilities. The foreign currency swap matures in 2032, however, the Partnership is considering the termination of this swap in connection with a refinancing of the related debt facility. The currency swap was entered into as a hedge against a foreign currency lease obligation and as such a loss on the swap is in part offset by a lower lease obligation. In addition, current liabilities include deferred drydocking and operating cost revenue of $12.8 million as of December 31, 2012. Deferred drydocking and operating cost revenue pertains to charterhire paid in advance by charterers, thus, no cash outflows are expected for these liabilities.

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

A variable interest entity is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The accompanying consolidated and combined financial statements include the financial statements of the entities listed in Note 5.

The consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in the Initial Fleet and the Dropdown Predecessor. Accordingly, the historical combined carve-out financial statements reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate, foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers. These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying consolidated and combined statements of income are as follows:

(in thousands of $)	2012	2011	2010
Administrative expenses	1,365	4,947	6,651
Pension costs	220	805	1,439
Net financial (income) expenses	(149)	(2,983)	16,172
	1,436	2,769	24,262

For the years ended December 31, 2012, 2011 and 2010 the above table includes allocated costs (income) for the combined entity for the period prior to April 13, 2011, representing the period prior to the Partnership’s IPO and for the Dropdown Predecessor for the periods prior to their acquisition from Golar.

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

Included in the Dropdown Predecessor’s equity as of October 18, 2011 and July 18, 2012, were net liabilities of $24.8 million and $9.0 million relating to the Golar Freeze and the NR Satu, respectively, that were carved out and retained by Golar. These amounts have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s equity upon acquisition by the Partnership.

Details of the net liabilities eliminated are as follows:

(in thousands of $)	Dropdown Predecessor relating to NR Satu (1)	Dropdown Predecessor relating to Golar Freeze (2)	Combined Entity (“Initial Fleet”)(3)	Total
Balance Sheet captions:
Other non-current assets	—	—	12,007	12,007
Other current liabilities	(1,511)	—	—	(1,511)
Other long-term liabilities	(7,535)	(24,810)	(26,863)	(59,208)
Total	(9,046)	(24,810)	(14,856)	(48,712)
__________________________________________

(1)	As of July 19, 2012

(2)	As of October 19, 2011

(3)	As of April 13, 2011

These consolidated and combined financial statements include the financial position, results of operations and cashflows of the Combined Entity and the Dropdown Predecessor.  In the preparation of these consolidated and combined financial statements, the loan and related balances and interest expenses relating to the NR Satu and the Golar Freeze, the lease related expenses (including termination thereof) relating to the NR Satu, the Golar Freeze and the Golar Spirit, general and administrative expenses (including pension and stock-based compensation), income tax expense, and certain derivatives’ related expenses which were not directly attributable to the respective vessels have been allocated to the Partnership on the following basis:

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

The debt relating to the NR Satu was held in a subsidiary of Golar in connection with the loan facility for five of Golar’s vessels, including the NR Satu. The loan facility was repaid in April 2011. Accordingly, for periods prior to April 2011 the NR Satu’s share of the loan facility, interest expense, deferred finance fees and related balances have been carved out based on the remaining loan balance following the settlement of the Golar Spirit and the Golar Freeze related balances in November 2008 and June 2010, respectively, and based on the 2003 internal valuations performed at inception of the debt. In addition, the NR Satu associated lease balances, termination thereof and amortization of deferred tax benefits on intragroup transfers were carved out on the same basis as the loan facility.

In contrast, the Golar Freeze, Golar Spirit and the NR Satu associated lease balances, termination thereof and amortization of deferred tax benefits on intragroup transfers have been reflected in these financial statements at Golar’s book value, as they are readily separable and identifiable within the books of Golar (see note 23).

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

As discussed in note 1, following the first annual general meeting of common unitholders on December 13, 2012, Golar ceased to control the board of directors as the majority of board members became electable by the common unitholders. As a result, the Partnership is not considered to be under common control with Golar. As a consequence, starting with December 13, 2012, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interest between entities under common control.

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. Revenues generated from time charters, which are classified as operating leases by the Partnership, are recorded over the term of the charter as service is provided. The Partnership does not recognize revenues during days that the vessel is off-hire. Incentives for charterers to enter into lease agreements are spread evenly over the lease term.

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

Comprehensive Income

As at December 31, 2012, 2011 and 2010, the Partnership’s accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2012	2011	2010
Unrealized net loss on qualifying cash flow hedging instruments	(8,989)	(5,039)	(5,943)

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

Trade receivables

Trade receivables are presented net of allowances for doubtful balances.  At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and ship spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Vessels and equipment

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives.

Cost of building the mooring equipment was incurred as part of the NR Satu time charter agreement. The cost of the mooring equipment is capitalized and depreciated over the initial lease term of the NR Satu charter.

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

Useful lives applied in depreciation are as follows:

Vessels	40 to 50 years
Deferred drydocking expenditure	two to five years
Mooring equipment	11 years

Interest costs capitalized in connection with the conversion of the NR Satu and the Golar Freeze into FSRUs for the years ended December 31, 2012, 2011 and 2010 were $1.8 million, $1.9 million and $0.5 million, respectively.

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

Depreciation of vessels under capital lease is included within depreciation and amortization expense in the statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels’ remaining useful economic lives, based on a useful life of 40 to 50 years. Refurbishment costs and drydocking expenditures incurred in respect of vessels under capital lease are accounted for consistently as that of vessels.

Certain of our capital leases are ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise this is funded by, or released to, available working capital.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction and includes vessels undergoing retrofitting into FSRUs for the Partnership’s own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or the Partnership’s weighted average cost of borrowings where appropriate, over the term period from commencement of the conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 23). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

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

The Partnership assessed the potential impairment of its long-term assets, in respect of unutilized parts originally ordered for the Golar Spirit FSRU conversion following changes to the original project specifications. The Partnership incurred impairment charges for the year ended December 31, 2010 (see Note 8).

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

Provisions

The Partnership, in the ordinary course of business, is subject to various claims, suits and complaints.  Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated.  If the Partnership has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Partnership will provide the lower amount within the range.  See Note 26, "Other Commitments and Contingencies" for further discussion.

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

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge. If the derivative is an effective hedge, changes in the fair value are initially recorded as a component of accumulated other comprehensive income in owner’s equity. The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

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

Fair Value measurements

The Partnership accounts for fair value measurements in accordance with the Accounting Standards Codification (“ASC”) guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

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

Recapitalization of the Partnership

(ii)
The Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership, in exchange for Golar’s existing 98% limited partner interest in the Partnership; and

(iii)
The Partnership issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in the Partnership, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash the Partnership distributes in excess of $0.4428 per unit per quarter.

Initial Public Offering

(iv)
In the IPO, Golar sold 13,800,000 common units of the Partnership to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. 1,800,000 of these common units were sold pursuant to the exercise of the overallotment option granted to the underwriters. Expenses relating to the IPO were borne by Golar.

Rights and Obligations of Partnership Units

•
Common units. These represent limited partner interests in the Partnership. During the subordination period, the common units have preferential dividend and liquidation rights over the subordinated units as described in note 27. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. These represent limited partner interests in the Partnership. Subordinated units have limited voting rights and most notably are excluded from voting in the election of the elected directors. During the subordination period the common units have preferential dividend rights to the subordinated units (see note 27). The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with the removal of the Company as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units and will be subject to the same rights as common units.

•
General Partner units. General partner units have preferential liquidation and dividend rights over the subordinated units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partners of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, the General Partner in their sole discretion appoints three of the seven board directors.

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved as described in note 27. The General Partner or its affiliates or Golar Energy or its affiliates may not transfer all or any part of its IDRs to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partners of all or substantially all of its assets to another entity) prior to March 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiiates.

The Partnership Agreement provides that if the General Partner is removed as a general partner under circumstances where cause does not exist and units held by the General Partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
the General Partner will have the right to convert its general partner interest and its IDRs (and Golar Energy will have the right to convert its IDRs) into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

Agreements

In connection with the IPO, the Partnership entered into several agreements including:

•
A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar (“Golar Management”), pursuant to which Golar Management agreed to provide certain management and administrative services to the Partnership;

•	A $20.0 million revolving credit agreement with Golar; and

•	An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•	To what extent the Partnership and Golar may compete with each other;

•	Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•	The provision of certain indemnities to the Partnership by Golar.

The Partnership exercised its option under the Omnibus Agreement to purchase the Golar Freeze from Golar in October 2011 and the NR Satu in July 2012.

4. EQUITY ISSUANCES

The following table summarizes the issuances of common and general partner units since the Partnership's IPO in April 2011:

Date	Number of Common Units Issued[1]	Offering Price	Gross Proceeds (in thousands of $)[2]	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering[3]	Use of Proceeds
July 2012	7,294,305	$30.95	230,366	221,746	57.5%	Acquisition of the NR Satu
November 2012	5,824,590	$30.50	181,275	180,105	54.1%	Acquisition of the Golar Grand

1 Includes common units issued by the Partnership to Golar in a private placement made concurrent to the public offering of 969,305 common units and 1,524,590 common units in July 2012 and November 2012, respectively.
2 Includes General Partner's 2% proportionate capital contribution.
3 Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2012 and 2011:

(in units)	Common Units	Subordinated Units	GP Units
April 2011 IPO	23,127,254	15,949,831	797,492
December 31, 2011	23,127,254	15,949,831	797,492
July 2012 offerings	7,294,305	—	148,864
November 2012 offerings	5,824,590	—	118,869
December 31, 2012	36,246,149	15,949,831	1,065,225

5. SUBSIDIARIES

The following table lists the Partnership’s significant subsidiaries and their purpose as of December 31, 2012. Unless otherwise indicated, the Partnership owns 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar LNG 2226 Corporation	Marshall Islands	Leases Golar Grand
Golar 2226 UK Ltd	United Kingdom	Operates Golar Grand

* The Partnership holds all of the voting stock and controls all of the economic interests in PT Golar Indonesia ("PTGI") pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona Sentra Utama ("PT Pesona"). PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

The Partnership consolidated PTGI, which owns the NR Satu, in its consolidated financial statements effective September 28, 2011. PTGI became a VIE and the Partnership became its primary beneficiary upon the Partnership's agreement to acquire all of Golar's interests in certain subsidiaries that own and operate the NR Satu (see note 25(j)) on July 18, 2012. As this acquisition was deemed to be a reorganization of entities under common control, the balance sheet as of December 31, 2011 has been retroactively adjusted to include PTGI. The Partnership consolidates PTGI as it holds all of the voting stock and controls all of the economic interests in PTGI.

The following table summarizes the balance sheet of PTGI as of December 31, 2012 and 2011:

(in thousands of $)	2012	2011
ASSETS
Cash	3,979	—
Restricted cash	5,474	—
Vessels and equipment	375,443	—
Other assets	6,335	11,000
Total assets	391,231	11,000

LIABILITIES AND EQUITY
Accrued liabilities	31,778	—
Current portion of long-term debt	14,300	—
Amounts due to related parties	199,891	—
Long-term debt	140,700	—
Other liabilities	1,335	—
Total liabilities	388,004	—
Total equity	3,227	11,000
Total liabilities and equity	391,231	11,000

Trade creditors of PTGI have no recourse to the general credit of the Partnership.

The long-term debt of PTGI is secured against the NR Satu and has been guaranteed by the Partnership.

6. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for the Partnership’s interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance did not have a material impact on the Partnership’s consolidated financial statements.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on the Partnership’s consolidated financial statements.

New accounting standards not yet adopted

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

In October 2012, the FASB amended several disclosure requirements of the Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. Adoption of these amendments will result in additional disclosures in the financial statements of the Partnership.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment will result in additional disclosures in the Partnership’s consolidated financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Partnership is evaluating the impact of the adoption of this amended guidance but does not expect it to have a material impact on its consolidated financial statements.

7. SEGMENTAL INFORMATION

The Partnership has not presented segmental information as it considers it operates in one reportable segment, the LNG market. During 2012, 2011 and 2010, the Partnership’s fleet operated under time charters and in particular with five charterers, Petrobras, Dubai Supply Authority (“DUSUP”), Pertamina, PT Nusantara Regas ("PTNR") and BG Group plc. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirate.  Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. BG Group plc is headquartered in the United Kingdom. In time charters, the charterer, not the Partnership, controls the choice of which routes the Partnership’s vessel will serve. These routes can be worldwide as determined by the charterers except for the Partnership's FSRUs which operate at specific locations where the charterers are based. Accordingly, the Partnership’s management, including the chief operating decision maker, does not evaluate the Partnership’s performance either according to customer or geographical region.

In the years ended December 2012, 2011 and 2010, revenues from the following customers accounted for over 10% of the Partnership’s consolidated and combined revenues:

(in thousands of $)	2012		2011		2010
Petrobras	92,952	32%	93,741	41%	90,651	44%
DUSUP	48,328	17%	47,054	21%	29,894	15%
Pertamina	37,300	13%	37,829	17%	36,944	18%
BG Group plc	66,148	23%	25,101	11%	40,249	20%
PTNR	41,902	15%	—	—%	—	—%
Gas Natural Aprovisionamientos SDG S.A.	—	—%	21,474	10%	—	—%

Geographic segment data
The following geographical data presents the Partnership's revenues and fixed assets with respect only to its FSRUs, operating under long-term charters, at specific locations.

Revenues	2012	2011	2010

Brazil	92,952	93,741	90,651
United Arab Emirates	48,328	47,054	29,894
Indonesia	41,902	—	—

The following describes the Partnership's long-lived assets by country. LNG vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Fixed assets	2012	2011

Brazil	379,061	393,214
United Arab Emirates	153,097	163,495
Indonesia	247,942	—

8. IMPAIRMENT OF LONG-TERM ASSETS

The Partnership continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable.

The Partnership incurred impairment charges in respect of unutilized parts originally ordered for the Golar Spirit FSRU conversion following changes to the original specifications. The impairment charge of $1.5 million reflected a lower recoverable amount for the year ended December 31, 2010. These assets were retained by Golar and were not transferred to the Partnership and therefore were eliminated from the Partnership’s equity position as of April 13, 2011 (see Note 2).

9. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2012	2011	2010
Amortization of deferred financing costs	(1,123)	(931)	(2,999)
Financing arrangement fees and other costs	(411)	(536)	(2,301)
Interest rate swap cash settlements	(6,609)	(5,788)	(9,222)
Mark-to-market adjustment for interest rate swap derivatives (see note 24)	1,328	(9,427)	(7,125)
Mark-to-market adjustment for currency swap derivatives (see note 24)	7,204	(1,417)	(7,162)
Foreign exchange (loss) gain on capital lease obligations and related restricted cash	(5,602)	182	4,490
Foreign exchange loss on operations	(176)	(604)	(84)
Loss on termination of financing arrangements	—	—	(3,452)
Total	(5,389)	(18,521)	(27,855)

As discussed in note 2, mark-to-market adjustments on interest rate and currency swap derivatives also include an allocation of Golar's mark-to-market adjustments on derivatives entered into by Golar. For the years ended December 31, 2012, 2011 and 2010, the amounts allocated to the Partnership was a gain of $0.1 million, loss of $2.5 million and gain of $7.9 million, respectively.

10. TAXATION

The components of income tax expense are as follows:

(in thousands of $)	2012	2011	2010
Current tax expense:
U.K.	1,888	1,044	160
Indonesia	7,395	—	—
Brazil	1,055	1,364	1,596
Total current tax expense	10,338	2,408	1,756
Deferred tax income:
U.K.	—	—	(544)
Amortization of deferred tax benefit on intra-group transfer (Note 23)	(912)	(2,363)	—
Total income tax expense	9,426	45	1,212

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

United Kingdom

Current taxation charge of $1.9 million, $1.0 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, relates to taxation of the operations of the Partnership’s United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by UK subsidiary companies of the Partnership and are comprised of revenues from the operation of four of the Partnership’s vessels. The statutory tax rate in the United Kingdom as of December 31, 2012 is 24%.

As of December 31, 2012, the 2012 U.K. income tax returns have not been filed. Accordingly, once filed, these returns and the returns for the years 2009 through to 2011 remain open for examination by the U.K. tax authorities.

The Partnership records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Partnership did not have any deferred tax assets at December 31, 2012 and 2011.

Brazil

Current taxation charge of $1.1 million, $1.4 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, refers to taxation levied on the operations of the Partnership’s Brazilian subsidiary.

Indonesia

Current taxation charge of $7.4 million, $nil and $nil for the years ended December 31, 2012, 2011 and 2010, respectively, refers to taxation levied on the operations of the Partnership’s Indonesian subsidiary. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate.

Other jurisdictions

No tax has been levied on income derived from the Partnership’s subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2012	2011
Deferred tax assets, gross	—	1,025
Valuation allowances	—	(1,025)
Deferred tax assets, net	—	—

Deferred tax assets, gross relate to net operating losses carried forward for Golar Spirit. The deferred tax asset was fully provided for during the year ended December 31, 2011 as the Partnership does not consider this is realizable. However, the deferred tax asset provision has been recharged by the Partnership to Golar as this relates to pre-IPO tax items.

11. OPERATING LEASES

Rental and service income

The minimum contractual future revenues to be received on time charters as of December 31, 2012, were as follows:

Year ending December 31, (in thousands of $)	Total
2013	302,034
2014	321,495
2015	315,823
2016	310,072
2017	306,967
2018 and later	985,765
Total	2,542,156	(1)
__________________________________________

(1)
This includes additional revenues relating to the amendment to the terms of the Golar Winter charter pursuant to modifications to the vessel. The amendment includes an increase in charter hire rates and an extension of the charter hire term by 5 years from 2019 to 2024 contingent upon the completion of the modification work to the Golar Winter expected in 2013.  The amendment to the charter was effected in January 2012.

The contract for the vessels are time charters but the operating costs are borne by the charterers on a pass through basis for all the vessels except for the Golar Grand. The pass through of operating costs is reflected in the minimum lease revenues set out above.

PTNR has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between the Partnership and PTNR. The Partnership has assumed that this option will not be exercised. Accordingly, the minimum lease revenues set out above include revenues arising within the option period.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2012 and 2011 were $1,555.7 million and $1,482.0 million; and $362.9 million and $318.1 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

12. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2012 and 2011, there was no provision for doubtful accounts.

13. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2012	2011
Other receivables	1,219	489
Prepaid expenses	2,874	1,795
Accrued interest income	243	342
	4,336	2,626

14. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2012	2011
Cost	954,992	881,598
Accumulated depreciation	(247,845)	(219,577)
Net book value	707,147	662,021

As of December 31, 2012 and 2011, the Partnership owned four vessels.

Drydocking costs of $20.9 million and $21.9 million are included in the cost amounts for December 31, 2012 and 2011, respectively. Accumulated amortization of those costs at December 31, 2012 and 2011 was $4.3 million and $7.1 million, respectively.

Mooring equipment of $38.1 million and $26.9 million is included in the cost amounts for December 31, 2012 and 2011, respectively. Accumulated depreciation of the mooring equipment at December 31, 2012 and 2011 was $2.4 million and $nil, respectively.

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $35.2 million, $29.3 million and $28.5 million, respectively.

As of December 31, 2012 and 2011, vessels and equipment with a net book value of $707.1 million and $481.9 million, respectively were pledged as security for certain debt facilities (see note 26).

15. VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2012	2011
Cost	600,733	600,394
Accumulated depreciation	(115,101)	(98,491)
Net book value	485,632	501,903

As of December 31, 2012 and 2011, the Partnership operated three vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005, as described in note 22.

Drydocking costs of $9.9 million are included in the cost amounts above as of December 31, 2012 and 2011. Accumulated amortization of those costs at December 31, 2012 and 2011 was $6.7 million and $4.9 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2012, 2011 and 2010 was $16.6 million, $16.6 million and $15.4 million, respectively.

16. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2012	2011
Debt arrangement fees and other deferred financing charges	19,684	11,280
Accumulated amortization	(4,661)	(3,538)
	15,023	7,742

Amortization expense of deferred charges, for the years ended December 31, 2012, 2011 and 2010 was $1.1 million, $0.9 million and $3.0 million, respectively.

17. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Partnership’s short-term restricted cash and investment balances in respect of its debt and lease obligations are as follows:

(in thousands of $)	2012	2011
Total security lease deposits for lease obligations	5,398	5,246
Restricted cash relating to the Golar Freeze facility (see note 21)	8,994	9,012
Restricted cash relating to the Mazo facility (see note 21)	11,034	10,254
Restricted cash relating to the NR Satu facility (see note 21)	5,474	—
	30,900	24,512

Restricted cash does not include minimum consolidated cash balances of $20 million required to be maintained as part of the financial covenants in some of the Partnership’s loan facilities, as these amounts are included in “Cash and cash equivalents” (see note 21).

As of December 31, 2012 and 2011, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 21 was $195.9 million and $190.5 million, respectively. These security deposits are referred to in these financial statements as restricted cash and earn interest based upon GBP LIBOR for the Methane Princess Lease.

The Partnership’s restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)	2012	2011
Methane Princess Lease security deposits	150,913	145,508
Golar Grand Lease security deposits	45,008	45,008
Total security deposits for lease obligations	195,921	190,516
Included in short-term restricted cash and short-term investments	(5,398)	(5,246)
Long-term restricted cash	190,523	185,270

18. OTHER NON-CURRENT ASSETS

(in thousands of $)	2012	2011
Other long term assets	3,460	39
Mark-to-market cross currency interest rate swaps valuation relating to high-yield bonds (see note 24)	1,819	—
Other non-current assets	5,279	39

As of December 31, 2012, other long-term assets principally relate to (i) $2.3 million of lease incentives incurred in securing the NR Satu time charter. The lease incentive is amortized over the term of the NR Satu time charter, $0.2 million was amortized in the year ended December 31, 2012; and (ii) $1.2 million which relate to parts ordered for the Golar Winter modification.

19. ACCRUED EXPENSES

(in thousands of $)	2012	2011
Vessel operating and drydocking expenses	6,737	4,906
Administrative expenses	281	846
Interest expense	7,729	3,583
Provision for tax	11,783	3,113
	26,530	12,448

20. OTHER CURRENT LIABILITIES

(in thousands of $)	2012	2011
Deferred drydocking and operating cost revenue	12,848	14,506
Mark-to-market interest rate swaps valuation (see note 24)	24,991	27,351
Mark-to-market foreign exchange rate swaps valuation (see note 24)	20,527	27,732
Deferred credits from capital lease transactions (see note 23)	625	627
Other creditors	5,701	—
	64,692	70,216

21. DEBT

(in thousands of $)	2012	2011
Total long-term debt due to third parties	704,519	400,574
Less: current portion of long-term debt due to third parties	(64,822)	(49,906)
Total long-term debt due to third parties	639,697	350,668
Total long-term debt due to related parties	34,953	222,310
Long-term debt	674,650	572,978

The Partnership’s outstanding debt as of December 31, 2012 is repayable as follows:

Year Ending December 31, (in thousands of $)
2013	64,822
2014	51,838
2015	79,782
2016	42,550
2017	276,355
2018 and thereafter	224,125
Total	739,472

Except for the high-yield bonds, the Partnership’s debt is denominated in U.S. dollars and bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2012 and 2011 of 3.93% and 3.84%, respectively.

At December 31, 2012, the maturity dates for the Partnership’s debt were as follows:

(in thousands of $)	2012	2011	Maturity date
Mazo facility	13,521	38,932	2013
Golar LNG vendor financing loan - Golar Freeze	—	222,310	2014
High-yield bonds	233,804	—	2017
Golar LNG Partners credit facility	247,500	257,500	2018
Golar Freeze facility	89,647	104,142	2015/2018*
NR Satu facility	155,000	—	2019
	739,472	622,884

*The Commercial Loan facility tranche matures in 2015 and the Exportfinans Loan facility tranche matures in 2018.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The facility bears a floating interest rate equal to LIBOR plus a margin and repayments are due semi-annually and commenced in June 2001, ending June 2013. The loan agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the trust company during the period of the loan. These balances are referred to in these financial statements as restricted cash (see note 17).

High-yield bonds

In October 2012, the Partnership completed the issuance of NOK1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at 3 months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG

Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2012, the U.S. dollar equivalent of the principal amount is $233.8 million.

Golar LNG Partners Credit Facility

In September 2008, the Partnership refinanced existing loan facilities in respect of two of its vessels the Methane Princess and the Golar Spirit and entered into a new $285 million revolving credit facility with a banking consortium. The loan is secured against the Golar Spirit and assignment to the lending of a bank mortgage given to the Partnership by the lessors of the Methane Princess, with a second priority charge over the Golar Mazo.

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The Partnership drew down a further $35 million for the period to March 2009. As of December 31, 2012, the revolving credit facility provided for available borrowings of up to $247.5 million, of which $247.5 million was outstanding. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. Accordingly, as of December 31, 2012, the Partnership has no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Golar Freeze Facility

The Golar Freeze facility was assumed by the Partnership pursuant to the purchase of the Golar Freeze from Golar, in October 2011. The amount originally drawn down under the facility in June 2010 was $125 million. The amount outstanding under the facility at the time the Partnership assumed the debt was approximately $108.0 million.  As of December 31, 2012, there was approximately $89.6 million of borrowings outstanding under the Golar Freeze facility. The Golar Freeze facility is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter contract with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. The facility is with a syndicate of banks and financial institutions and bears interest at LIBOR plus a margin. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans Loan facility. Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015. The Exportfinans Loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment due in June 2018. The Golar Freeze facility requires certain balances to be held on deposit during the period of the loan (see note 17).

NR Satu Facility

In December 2012, PT Golar Indonesia, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. PT Golar Indonesia drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable after 7 years. The NR Satu facility requires certain balances to be held on deposit during the period of the loan (see note 17).

Golar LNG Vendor Financing Loan - Golar Freeze

In connection with the purchase of the Golar Freeze from Golar in October 2011, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million.  The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012 using the net proceeds from the bond issuance.

Golar LNG Vendor Financing Loan - NR Satu

In connection with the purchase of the NR Satu from Golar in July 2012, the Partnership entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012 using the proceeds from the NR Satu facility.

As of December 31, 2012, the margins the Partnership pays under its loan agreements are above LIBOR at a fixed or floating rate ranging from 0.87% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Debt and lease restrictions

The Partnership’s loan debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, the Partnership’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Partnership contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regards to cash restrictions, the Partnership has covenanted to retain at least $20 million of cash and cash equivalents on a consolidated group basis.

In April 2013, the Partnership received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1, following the first annual general meeting of common unitholders on December 13, 2012, Golar ceased to control the board of directors as the majority of board members became electable by the common unitholders. Absent this waiver, the Partnership would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of the board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze credit facility are being amended.

In March 2012, the Partnership received a waiver relating to the Partnership’s requirement to comply with the consolidated net worth covenant effective as of December 31, 2011 from the lenders under the Golar LNG Partners credit facility. Absent this waiver, the Partnership would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of the Partnership’s acquisition from Golar of a 100% interest in the subsidiaries that own and operate the Golar Freeze. Such acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds the Partnership paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in the Partnership’s equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by the Partnership from Golar that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions by the Partnership from Golar, the addition to the Partnership’s consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation). The Partnership has completed the acquisitions of the the NR Satu and the Golar Grand from Golar since securing the waiver in March 2012.

22. CAPITAL LEASES

(in thousands of $)	2012	2011
Total obligations under capital leases	412,371	405,843
Less: current portion of obligations under capital leases	(5,837)	(5,909)
Long-term obligations under capital leases	406,534	399,934

As of December 31, 2012 and 2011, the Partnership operated three vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

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

The leasing transaction in April 2005 was in relation to the newbuilding, the Golar Grand. In April 2005, the Partnership novated the Golar Grand newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("Grand Lease").

The Partnership’s obligations to the lessors under the Methane Princess Lease and Grand Lease are secured by letters of credit (“LC”) provided by other banks. Details of the security deposits provided by the Partnership to the banks providing the LCs are given in note 17.

As of December 31, 2012, the Partnership is committed to make quarterly minimum rental payments (including interest) under capital leases, as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Grand Lease	Total
2013	7,494	9,995	9,067	26,556
2014	7,781	9,927	9,014	26,722
2015	8,082	9,911	9,000	26,993
2016	8,387	9,911	9,000	27,298
2017	8,702	9,911	9,000	27,613
2018 and thereafter	192,856	143,705	178,686	515,247
Total minimum lease payments	233,302	193,360	223,767	650,429
Less: Imputed interest	(77,495)	(71,902)	(88,661)	(238,058)
Present value of minimum lease payments	155,807	121,458	135,106	412,371

The Methane Princess Lease liability continues to increase until 2014 and thereafter decreases over the period to 2034, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon British Pound (GBP) LIBOR.

The Golar Winter Lease is for a primary period of 28 years, expiring in April 2032. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate GBP LIBOR. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter Lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter Lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter Lease or, if the lessor agrees, provide alternative additional security to the lessor.

The Grand Lease is for a primary period of 30 years, expiring January 2036. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR. In contrast to the Partnership's other leases, the Grand Lease obligation and the cash deposits securing the lease obligation are denominated in USD. However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself.

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

23. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2012	2011
Tax benefits on intra-group transfers of long-term assets	—	8,446
Deferred credits from capital lease transactions	18,529	19,153
	18,529	27,599

Tax benefits arising on intra-group transfers of long-term assets arose from transactions between controlled entities in respect of five vessels which included the NR Satu that generated a permanent tax benefit for Golar. Tax benefits for the NR Satu totaling $8.4 million at December 31, 2011 have been reflected in these financial statements based on the allocation method as described in note 2. These liabilities were not transferred to the Partnership as part of the transfer of the NR Satu in July 2012 and therefore have been eliminated from the Partnership’s equity (see note 2).

Deferred credits from capital lease transactions

(in thousands of $)	2012	2011
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(5,537)	(4,911)
	19,154	19,780
Short-term (see note 20)	625	627
Long-term	18,529	19,153
	19,154	19,780

In connection with the Methane Princess Lease (See note 22), the Partnership recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

Amortization for the years ended December 31, 2012, 2011 and 2010 was $0.6 million, $0.6 million and $0.8 million, respectively.

24. FINANCIAL INSTRUMENTS

As discussed in note 2, in respect of the Combined Entity and Dropdown Predecessor, earnings include an allocation of Golar’s mark-to-market adjustments for interest rate swap and foreign currency swap derivatives and related foreign exchange gains and losses, captured within “other financial items, net” (See note 9). These amounts have been accounted for as an equity contribution.

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

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Partnership hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. As at December 31, 2012, the Partnership does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Partnership has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

	Notional Amount
Instrument (in thousands of $)	December 31, 2012		December 31, 2011	Maturity Dates	Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	759,590	(1)	526,892	2013 to 2018	0.92% to 6.49%

(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described below.

As of December 31, 2012 and 2011 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $759.6 million and $526.9 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion Gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2012	2011	2010	2012	2011	2010
Interest rate swaps	Other financial items, net	—	—	—	(409)	(412)	(388)

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2012	2011	2010
Interest rate swaps	1,113	934	(2,302)

As of December 31, 2012, the Partnership’s accumulated other comprehensive income included $3.9 million of unrealized losses on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

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

A net foreign exchange gain of $1.6 million, loss of $1.2 million and loss of $2.7 million arose in the years ended December 31, 2012, 2011 and 2010, respectively. The net foreign exchange gain of $1.6 million arose in the year ended December 31, 2012 as a result of the mark-to-market valuation on the currency swap referred to below net of the loss (2011: gain) on the retranslation of the Partnership’s capital lease obligations and the cash deposits securing those obligations. The net gain for the year ended December 31, 2012 arose due to the mark-to-market valuation of the Golar Winter currency swap representing the movement in fair value. This net gain represents an unrealized gain and does not therefore materially impact the Partnership’s liquidity given the maturity dates of the underlying lease obligations and the Golar Winter currency swap. Further foreign exchange gains or losses will arise over time in relation to the Partnership’s capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 22, in April 2004, the Partnership entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP. In this transaction the restricted cash deposit, which secured the letter of credit given to the lessor to secure part of Golar’s obligations to the lessor, is much less than the obligation and therefore, unlike the Methane Princess Lease, does not provide a natural hedge. In order therefore to hedge this exposure the Partnership entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit was denominated in U.S. dollars. The Partnership could be exposed to currency risk if the lease was terminated.

As described in note 21, in October 2012, the Partnership issued NOK denominated senior unsecured bonds. In order to hedge the Partnership's exposure, the Partnership entered into a currency swap to exchange NOK payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the NOK obligation. The Partnership has designated the currency swap as a cash flow hedge. Accordingly, the net loss has been reported in a separate component of accumulated other comprehensive income to the extent the hedge is effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged item affects earnings. As at December 31, 2012, the Partnership does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

As of December 31, 2012, the Partnership has foreign currency forward contracts as summarized below:

		Notional Amount			Average forward
Instrument (in thousands)		Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
British Pounds		58,126	106,836	2032	1.838
Norwegian Kroner	(1)	1,300,000	227,193	2017	5.722

(1) This pertains to the cross currency interest rate swap described below.

Cross currency interest rate swap

As described in note 21, the Partnership issued NOK denominated senior unsecured bonds. In order to hedge the Partnership's exposure, it entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. The Partnership designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net loss recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2012	2011	2010
Cross currency interest rate swap	(5,063)	—	—

As of December 31, 2012, the Partnership’s accumulated other comprehensive income included $5.1 million of unrealized losses on the cross currency interest rate swap designated as a cash flow hedge.

Fair values

The carrying value and estimated fair value of the Partnership’s financial instruments at December 31, 2012 and 2011 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2012 Carrying Value	2012 Fair Value	2011 Carrying Value	2011 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	66,327	66,327	49,218	49,218
Restricted cash and short-term investments	Level 1	221,423	221,423	209,782	209,782
High-yield bonds(3)	Level 1	233,804	234,708	—	—
Long-term debt—floating	Level 2	505,668	505,668	400,574	400,574
Long-term debt—fixed	Level 2	—	—	222,310	219,966
Obligations under capital leases	Level 2	412,371	412,371	405,843	405,843
Derivatives:
Cross currency interest rate swap asset(1)(2)	Level 2	1,819	1,819	—	—
Interest rate swaps liability(1)(2)	Level 2	24,991	24,991	27,351	27,351
Foreign currency swaps liability(1)	Level 2	20,527	20,527	27,732	27,732
__________________________________________

(1)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(2)
The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as at December 31, 2012 and 2011, was $5.9 million (with a notional amount of $466.8 million) and $8.4 million (with a notional amount of $254.1 million), respectively. The expected maturity of these interest rate agreements is from November 2013 to March 2018.

(3)
This pertains to high-yield bonds with a carrying value of $233.8 million as of December 31, 2012 which is included under Long-term debt on the balance sheet. The fair value of the high-yield bonds as of December 31, 2012 was $234.7 million, which is 100.50% of its face value.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Certain methods and assumptions were used to estimate the fair value of each class of financial instruments. The carrying amounts of accounts receivables, accounts payables and accrued liabilities approximate fair values because of the short maturity of those instruments.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates which are reset on a quarterly basis.

The estimated fair value of our high yield bonds is based on the quoted market price as of the balance sheet date.

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

The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the credit worthiness of the Partnership and its swap counterparty. The mark-to-market gain or loss on the Partnership’s interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “other financial items, net” (see note 9).

The Partnership recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of the Partnership’s financial instruments based on the above hierarchy as of December 31, 2012:

(in thousands of $)	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Cross currency interest rate swap—asset position	—	1,819	1,819
Interest rate swaps—liability position	—	24,991	24,991
Foreign currency swaps—liability position	—	20,527	20,527

The fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Partnership’s credit-worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Lloyds TSB Bank plc, The Bank of New York, DNB Bank ASA, Santander UK Plc, Sumitomo Mitsui Banking Corporation and Standard Chartered plc. However, the Partnership believes this risk is remote.

During the year ended December 31, 2012, five customers accounted for all revenues of the Partnership. These revenues and associated accounts receivable are derived from two time charters with BG Group plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras and one time charter with PTNR. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Partnership’s vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation. The Partnership considers the credit risk of BG Group plc, Petrobras, DUSUP, PTNR and Pertamina to be low.

During the years ended December 31, 2012, 2011 and 2010, Petrobras accounted for more than 30% of gross revenue (See Note 7). Details of revenues derived from each customer for the years ended December 31, 2012, 2011 and 2010 are found in Note 7.

25. RELATED PARTY TRANSACTIONS

Historically, the Combined Entity and the Dropdown Predecessor were an integrated part of Golar. As such, the Bermudan and London office locations of Golar have provided general and corporate management services for the Combined Entity and Dropdown Predecessor as well as other Golar entities and operations. Consequently, for the purpose of the combined statement of operations this includes allocations for administrative expenses and other financial items as described in note 2 which are excluded from the disclosures below:

Net expenses from related parties:

(in thousands of $)	2012	2011	2010
Transactions with Golar and affiliates:
Management and administrative services fees (a)	2,876	1,576	—
Ship management fees (b)	4,222	4,146	3,826
Interest expense on Golar LNG vendor financing loan - Golar Freeze (c)	11,921	3,085	—
Interest expense on Golar LNG vendor financing loan - NR Satu (d)	4,737	—	—
Interest expense on high-yield bonds (e)	575	—	—
Interest expense on Golar Energy loan (f)	829	—	—
Total	25,160	8,807	3,826

Receivables (payables) from related parties:

As of December 31, 2012 and 2011 balances with related parties consisted of the following:

(in thousands of $)	2012	2011
Trading balances due to Golar and affiliates (g)	(546)	3,235
Golar LNG vendor financing loan (c)	—	(222,310)
High-yield bonds (e)	(34,953)	—
	(35,499)	(219,075)

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

(c) Golar LNG vendor financing loan - Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012 (see note 21).

(d) Golar LNG vendor financing loan - NR Satu - In July 2012, in connection with the purchase of the NR Satu, the Partnership entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012 (see note 21).

(e) High-yield bonds - In October 2012, the Partnership completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, approximately $35.0 million was issued to Golar (see note 21).

(f) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar LNG Energy Limited ("Golar Energy"). The loan was unsecured, repayable on demand and bears interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by the Partnership, including Golar Singapore, were extinguished .

(g) Trading balances - Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Partnership pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of the Partnership including ship management and administrative service fees due to Golar.

(h) $20 million revolving credit facility - On April 13, 2011, the Partnership entered into a $20 million revolving credit facility with Golar.  The facility matures in December 2014 and is unsecured and interest-free. As of December 31, 2012, the Partnership had not borrowed under the facility.

(i)  Dividends to China Petroleum Corporation - During the years ended December 31, 2012, 2011 and 2010, Faraway Maritime Shipping Co., which is 60% owned by the Partnership and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $1.8 million, $2.4 million and $3.1 million, respectively.

(j) Acquisitions from Golar - The Partnership acquired from Golar equity interests in certain subsidiaries which own or lease and operate the Golar Freeze, the NR Satu and the Golar Grand. These transactions were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The Board of Directors of the Partnership (“the Board”) and the Conflicts Committee of the Board (“the Conflicts Committee”) have approved the purchase price and vendor financing loan for each transaction. The Conflicts Committee retained a financial advisor, DnB Nor Markets, to assist with its evaluation of the transaction. The details of each transaction are as follows:

	2012		2011
(in millions of $)	Golar Grand	NR Satu	Golar Freeze
Purchase consideration	176.8	388.0	231.3
Less: Net assets acquired
- Vessel – historic book value	127.5	257.6	166.0
- Capital lease obligation assumed (net of restricted cash)	(90.8)	—	—
- Loan debt assumed	—	—	(108.0)
- Other net assets	6.4	(1.9)	7.5
Total net assets acquired	(43.1)	(255.7)	(65.5)
Deduction to equity	133.7	132.3	165.8

Golar Freeze

On October 19, 2011, the Partnership acquired Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108.0 million, resulting in total purchase consideration of approximately $231.3 million of which $222.3 million was financed by vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (c) above.

NR Satu

On July 19, 2012, the Partnership acquired Golar’s equity interests in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (d) above.

Golar Grand

On November 8, 2012, the Partnership acquired Golar's equity interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

Golar Grand option

In connection with the acquisition of the Golar Grand in November 2012, the Partnership entered into an Option Agreement with Golar. Under the Option Agreement, the Partnership has an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, Golar has agreed to indemnify the Partnership in the event of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions relating to the six vessels currently or previously financed by UK tax leases.

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

Acquisition of Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and the Partnership on October 19, 2011 and July 19, 2012, Golar has agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu.

26. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	December 31, 2012	December 31, 2011
Book value of vessels and equipment secured against long-term loans and capital leases	1,192,779	983,785

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

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event the Partnership terminates one or more of its leases, the Partnership would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that it received, together with fees that were financed in connection with its lease financing transactions, post additional security or make additional payments to its lessors. As of December 31, 2012, the total unamortized balance of deferred credits from the Partnership’s capital lease transactions (see note 23) was $19.2 million. A termination of any of these leases would realize the accrued currency gain or loss. As of December 31, 2012, this was a net accrued gain of approximately $5.9 million.  Golar has agreed to indemnify the Partnership against any of these increased costs. Costs related to the Golar Winter lease, which is with a different lessor, have not been indemnified by Golar.  Golar did not receive any up front cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

Winter modification

In January 2012, the Partnership agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras' decision to relocate the Golar Winter from Rio de Janeiro to Bahia. We have begun to order the long lead items and the work is expected to be completed by the third quarter of 2013. The Partnership expects the cost of these modifications together with the drydocking cost to be approximately $25 million.

Legal proceedings and claims

The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business.

PT Golar Indonesia, a subsidiary of the Partnership that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and the Partnership is of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. The Partnership believes that it has meritorious defences against these claims and therefore as of December 31, 2012, has not recorded  any provision. The Partnership is unable to estimate the possible loss given the early stages of the claim, but based on indicative numbers provided by the claimant, the maximum amount of loss would be $9.6 million. Nevertheless in the event any such claim were successful against the Partnership, under the indemnity provisions of the Time Charter Party, the Partnership believes it has full recourse against the charterer, PT Nusantara Regas. Furthermore, as part of the acquisition of the NR Satu in July 2012 from Golar, Golar has also agreed to indemnify the Partnership against any such losses.

27. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2012	2011	2010
Net income attributable to general partner and limited partner interests	116,418	85,534	54,267
Less: Dropdown Predecessor (net income)/loss	(28,015)	(21,937)	3,467
Less: distributions paid	(87,072)	(46,423)	—
Under distributed earnings	1,331	17,174	57,734
Under distributed earnings attributable to:
Common unit holders	1,304	16,829	35,615
Subordinated unit holders	—	—	20,964
General Partner	27	345	1,155
Weighted average units outstanding (basic and diluted) (in thousands):
Common units	27,441	23,127	23,127
Subordinated units	15,949	15,949	15,949
General Partner units	886	797	797
Earnings per unit (basic and diluted)(1):
Common units	2.08	1.89	1.54
Subordinated units	1.85	1.16	1.31
General Partner units	2.00	1.59	1.45
Cash distributions declared and paid in the period per unit (2):	1.78	0.73	—
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.50	0.43	—
__________________________________________
(1)       Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates.
(2)       Refers to cash distribution declared and paid during the period.
(3) Refers to cash distribution declared and paid subsequent to the period end.

As of December 31, 2012, of the Partnership’s total number of units outstanding, 46% (2011: 35%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

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

In addition, the General Partner and Golar Energy currently holds all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

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

28.  SUBSEQUENT EVENTS

In February 2013, the Partnership paid a cash distribution of $0.50 per unit in respect of the three months ended December 31, 2012.

In February 2013, the Partnership completed its third follow-on offering selling a total of 3,900,000 common units, representing limited partner interests, at a price of $29.74 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed approximately $2.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership. Simultaneously, the Partnership also closed a private placement of 416,947 common units to Golar at a price of $29.74 per common unit. The Partnership's total combined net proceeds amounted to approximately $130 million.

In February 2013, the Partnership completed its acquisition of interests in the company that owns and operates the LNG carrier, the Golar Maria (see note 29).

In April 2013, the Partnership declared a cash distribution of $0.515 per unit in respect of the three months ended March 31, 2013.

29.  ACQUISITION AFTER BALANCE SHEET DATE

In February 2013, the Partnership acquired Golar's 100% interest in the company that owns and operates the Golar Maria. The purchase consideration was $215 million for the vessel less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million plus working capital adjustments. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter expiring in December 2017. The acquisition of the Golar Maria was deemed accretive to the Partnership’s distributions.

The Partnership will account for the acquisition of the Golar Maria as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The Partnership is in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. Additional business combination disclosures will be presented in the Partnership's next available interim report.

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The provisional fair values allocated to each class of identifiable assets of Golar Maria and the difference between the purchase price and net assets acquired was calculated as follows:

(in thousands of $)			February 7, 2013
Purchase consideration		(1)	122,379
Less: Fair value of net assets acquired:
Vessel and equipment	215,000
Mark-to-market on interest rate swaps	(3,096)
Long term debt	(89,525)
Others	—	(2)
Subtotal			(122,379)
Difference between the purchase price and fair value of net assets acquired			—

(1) This includes the purchase consideration for the vessel less the assumed bank debt and fair value of the interest rate swap liability but excludes any working capital adjustments which will be available upon finalization of the results of the Golar Maria for the first quarter of 2013.

(2) This information will be available upon finalization of the results of the Golar Maria for the first quarter of 2013.