Form 20-F
period 2013-12-31
Golar LNG Partners LP
filed 2014-04-30
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

45,663,096 Common Units representing limited partner interests
15,949,831 Subordinated Units representing limited partner interests

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2013, or the Annual Report, should be read in conjunction with the consolidated and combined financial statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to "Golar LNG Partners LP," "Golar LNG Partners," the "Partnership," "we," "our," "us" or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering (or our IPO) on April 13, 2011, our Combined Entity.  References to our "Combined Entity" refer to the subsidiaries of Golar LNG Limited that had interests in the vessels in our initial fleet prior to our initial public offering.  References in this Annual Report to "our general partner" refer to Golar GP LLC, the general partner of the Partnership.  References in this Annual Report to "Golar" refer, depending on the context, to Golar LNG Limited (NasdaqGS: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar LNG Energy Limited or Golar Energy and to Golar Management Limited (or Golar Management).  References in this Annual Report to Golar Wilhelmsen refer to Golar Wilhelmsen AS, a company that is jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS.

References in this Annual Report to our "initial fleet" refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our initial public offering.  References to our "Dropdown Predecessor" refer to the Golar Freeze, the Nusantara Regas Satu (or the NR Satu) and the Golar Grand, which we acquired subsequent to our initial public offering. In this Annual Report, we refer to the vessels in our initial fleet, the Dropdown Predecessor, the Golar Maria and the Golar Igloo, collectively, as our "current fleet".

Cautionary Statement Regarding Forward Looking Statements

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements.  These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results.  As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•
Floating storage regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•	our and Golar’s ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to increase distributions and the amount of any such increase;

•	our ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Igloo;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage Golar’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Golar in the future;

•	our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

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

Forward-looking statements in this Annual Report are estimates reflecting the judgment of management and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading “Item 3—Key Information—Risk Factors.”

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

Item 2.                                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                   Key Information

A.            Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined financial and operating data, which includes, for periods prior to the completion of our IPO, on April 13, 2011, certain subsidiaries of Golar that had interests in the vessels in our initial fleet, the Golar Winter, the Golar Spirit, the Methane Princess and the Golar Mazo.  The transfers and contributions of the subsidiaries that had interests in the vessels in our initial fleet were deemed to be a reorganization of entities under common control.  As a result, we have recorded these transactions at Golar’s historical book values.

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the NR Satu, respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions were also deemed to be a reorganization of entities under common control.

Under the Partnership Agreement, our general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of the seven members of our board became electable by the common unitholders and, accordingly, Golar no longer retains the power to control our board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control with Golar and as a consequence, from December 13, 2012, we will no longer account for vessel acquisitions from Golar as transfer of equity interests between entities under common control.

In February 2013, we acquired from Golar 100% interest in the subsidiary that owns and operates the LNG carrier, the Golar Maria, which we accounted for as an acquisition of a business. Accordingly, the results of the Golar Maria are consolidated into our results from the date of her acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria prior to her acquisition.

The consolidated and combined financial data of Golar Partners as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are derived from the audited consolidated and combined financial statements of Golar Partners, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

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

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands except fleet data and per day data)
Statement of Operations Data:
Total operating revenues	$329,190	$286,630	$225,452	$205,808	$153,414
Vessel operating expenses(1)	52,390	45,474	39,212	38,516	39,081
Voyage and commission expenses(2)	5,239	4,471	785	6,343	9,825
Administrative expenses	5,194	7,269	8,235	7,457	6,767
Depreciation and amortization	66,336	51,167	45,316	43,106	38,423
Impairment of long-term assets	—	—	—	1,500	1,500
Total operating expenses	129,159	108,381	93,548	96,922	95,596
Operating income	200,031	178,249	131,904	108,886	57,818
Interest income	$1,097	$1,797	$1,640	$3,998	$9,038
Interest expense	(43,195)	(38,090)	(19,581)	(20,300)	(31,913)
Other financial items, net	$(1,661)	$(5,389)	$(18,521)	$(27,855)	$15,939
Income before income taxes	156,272	136,567	95,442	64,729	50,882
Income taxes	$(5,453)	$(9,426)	$(45)	$(1,212)	$(1,752)
Net income	150,819	127,141	95,397	63,517	49,130
Net income attributable to non-controlling interest	$(9,523)	$(10,723)	$(9,863)	$(9,250)	$(9,012)
Net income attributable to Golar LNG Partners owners	$141,296	$116,418	$85,534	$54,267	$40,118
Earnings Per Unit (Basic and Diluted)
Common units	2.31	2.08	1.89	1.54	1.54
Cash distributions declared and paid per unit	2.05	1.78	0.73	—	—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$103,100	$66,327	$49,218	$53,559	$33,846
Restricted cash and short-term investments(3)	24,451	30,900	24,512	21,815	33,508
Long-term restricted cash(3)	145,725	190,523	185,270	186,042	466,957
Vessels and equipment, net	1,281,591	707,147	662,021	554,607	181,029
Vessels under capital lease, net(4)	127,693	485,632	501,903	515,666	896,698
Total assets	1,721,219	1,510,974	1,437,813	1,407,810	1,638,925
Current portion of long-term debt	156,363	64,822	49,906	58,822	77,843
Current portion of obligations under capital leases	—	5,837	5,909	5,766	6,372
Long-term debt	733,108	674,650	572,978	400,574	341,246
Long-term obligations under capital leases(4)	159,008	406,534	399,934	406,109	712,278
Non-controlling interest(5)	70,777	71,858	62,934	55,470	49,340
Owner’s and Dropdown Predecessor equity(6)	—	—	208,069	321,470	338,848
Partner’s capital	501,744	178,675	32,069	—	—
Cash Flow Data:
Net cash provided by operating activities	$148,679	$189,343	$156,972	$87,090	$62,239
Net cash (used in) provided by investing activities	(84,052)	(78,798)	(102,881)	216,288	(123,141)
Net cash (used in) provided by financing activities	(27,854)	(93,436)	(58,431)	(283,666)	66,856

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands except fleet data and per day data)
Fleet Data:
Number of vessels at end of period(7)	8	7	7	7	7
Average number of vessels during period(7)	8	7	7	7	7
Average age of vessels	19	20	19	18	17
Total calendar days for fleet	2,883	2,562	2,555	2,555	2,555
Total operating days for fleet(8)	2,751	2,408	2,162	2,328	2,142
Other Financial Data:
Average daily time charter equivalent earnings (TCE)(9)	117,758	116,739	103,581	85,681	65,626
Average daily vessel operating expenses(10)	18,172	17,749	15,347	15,075	15,296

(1)	Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2)
The vessels have been operated under time charters during the periods presented.  Under a time charter, the charterer pays substantially all of the vessel voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking. Four of the vessels underwent drydocking in 2013.

(3)
Restricted cash and short-term investments consist of bank deposits, which may only be used to settle the Golar Mazo (prior to December 2013), the Golar Freeze and the NR Satu loans or lease payments in respect of the Golar Spirit or the Golar Freeze (prior to December 2010), the Golar Grand (prior to December 2013) and the Methane Princess.

(4)
During the periods presented, six of the vessels were subject to lease financing arrangements, which are classified as capital leases.  In respect of four of these leases, we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently therewith, we entered into capital leases for the vessels, and the vessels were recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on the deposits, approximate the remaining amounts we owe under the capital lease arrangements.  Where movements in interest rates result in a surplus, this is released to working capital.  Similarly, where a deficit arises, this is funded through working capital.  In these instances, we consider payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans.  During 2010 and 2013, the outstanding lease liabilities on five of our vessels were repaid from the associated restricted cash deposits such that as of December 31, 2013, we held one remaining lease in respect of the Methane Princess.  Under U.S. GAAP, we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets.  This accounting treatment has the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  As of December 31, 2013, our total assets included restricted cash deposits of $170.2 million with respect to our lease financing arrangements and debt facilities. Accordingly, our lease and debt liabilities were gross of restricted cash deposits by the same amount.

(5)	Non-controlling interest refers to a 40% interest in the Golar Mazo owned by Chinese Petroleum Corporation.

(6)
Dropdown Predecessor equity refers to periods prior to the acquisition by us of the subsidiaries with interests in the vessels the Golar Freeze, the NR Satu and the Golar Grand (in October 2011, July 2012 and November 2012, respectively),  when we and these vessels were under the common control of Golar.

(7)	In each of the periods presented, we held (or are deemed to have held) a 60% ownership interest in the Golar Mazo and a 100% interest in the other vessels.

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

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except average daily TCE)
Total operating revenues	$329,190	$286,630	$225,452	$205,808	$153,414
Voyage expenses	(5,239)	(4,471)	(785)	(6,343)	(9,825)
	$323,951	$282,159	$224,667	$199,465	$143,589
Calendar days less scheduled off-hire days	2,751	2,417	2,169	2,328	2,188
Average daily TCE (in $)	$117,758	$116,739	$103,581	$85,681	$65,626

(10)	We calculate average daily vessel operating expenses by dividing vessel operating expenses by the number of calendar days.

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

We will be required to make substantial capital expenditures to expand the size of our fleet.  We may be required to make significant installment payments for retrofitting of LNG carriers to FSRUs and acquisitions of LNG carriers and FSRUs.  If we choose to purchase FSRUs or LNG carriers (either from Golar or independently), we plan to finance the cost either through cash from operations, borrowings or debt or equity financings.

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

As of April 25, 2014, we have an aggregate available borrowing capacity from our existing revolving credit facilities of $65 million. However, our Golar Maria facility matures in December 2014 with a balloon payment of $79.5 million. We are currently in discussions with banks to refinance such debt. If we are unable to refinance the Golar Maria facility, we may have to utilize our available borrowing capacity from our existing revolving credit facilities to pay off the Golar Maria facility. Therefore, we may be required to obtain additional financing in order to fund the expansion of our fleet beyond its current size.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3850 per unit, or any distribution, on our common units and subordinated units.  The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	demand for LNG;

•	supply of LNG carriers and FSRUs;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our board of directors.

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

Our growth strategy includes selectively acquiring FSRUs and LNG carriers that are operating under long-term, stable cash flow generating time charters.  For instance, since our IPO, we have acquired five vessels from Golar, most recently being the Golar Maria in February 2013 and the Golar Igloo in March 2014.

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

We have only nine vessels in our current fleet.  Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

Our current fleet consists of five FSRUs and four LNG carriers.  If any of our FSRUs or LNG carriers are unable to generate revenues as a result of off-hire time, our results of operations and financial condition could be materially adversely affected.

The charters relating to our FSRUs and LNG carriers permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period.  The charters also allow each charterer to terminate the charter upon the occurrence of specified defaults by us.  The termination of any of our charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders if we are unable to re-charter such vessel for an extended period of time.  For further details regarding termination of our charters, please read "Item 4—Information on the Partnership—Business Overview—FSRU Charters" and "—LNG Carrier Charters."

We currently derive all of our revenue from six customers.  The loss of any of these customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers.  For the year ended December 31, 2013, BG Group PLC (or BG Group) accounted for 20%, PT Pertamina (PERSERO) (or Pertamina) accounted for 11%, Dubai Supply Authority (or DUSUP) accounted for 15%, Petrobras accounted for 26%, PT Nusantara Regas (PTNR) accounted for 20% and Eni SpA accounted for 8% of our total revenues.  All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach.

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

As of December 31, 2013, we had a total consolidated debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our credit facilities) of approximately $878.3 million. In addition, we have the ability to incur additional debt.  Our level of debt could have important consequences to us, including the following:

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

The operating and financial restrictions and covenants in our financing arrangements, including the Golar LNG Partners credit facility, the Golar Freeze credit facility, the Norwegian bond agreement, the Methane Princess lease agreement and any future financing agreements, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.  For example, subject to certain exceptions, the Golar LNG Partners credit facility, which is secured by a first priority charge over the Methane Princess and the Golar Spirit and a second priority charge over the Golar Mazo, requires the prior written consent of our lenders or otherwise restricts our and our subsidiaries’ ability to, among other things:

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

In addition, the Golar LNG Partners credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The agreements governing our other financing arrangements, including the sponsor credit facility, the $108 million credit facility that we assumed in connection with our acquisition of the Golar Freeze (or the Golar Freeze Facility), the $175 million NR Satu facility, the $120 million Golar Maria Facility that we assumed in connection with our acquisition of the Golar Maria, the $161 million Golar Igloo Facility that we assumed in connection with our acquisition of the Golar Igloo, the $225 million Golar Partners Operating credit facility, our high-yield bond agreement and our Methane Princess lease agreement also contain operating and financial restrictions and covenants.  For more information, regarding our financial arrangements, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt” and “—Capital Lease Obligations.”

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. None of our vessels made any port calls to Iran in 2013. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the United States and the European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future, as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future.  For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.  A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results.  Any uninsured or underinsured loss could harm our business and financial condition.  In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

LNG carriers and FSRUs require technically skilled officer staff with specialized training. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. The pool of technically competent crew members has not grown very much during the past few years as the demand for crew members was hampered by the lack of newbuild orders during the period between 2008 to 2010. However, more recently the number of orders for newbuild LNG carriers and FSRUs has grown and as deliveries of these new vessels start to materialize, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel. If Golar Management or Golar Wilhelmsen are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels.  A material decrease in the supply of technically skilled officers or an inability of Golar Management or Golar Wilhelmsen to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.

In addition, the Golar Spirit and the Golar Winter are employed by Petrobras in Brazil.  As a result, we are required to hire a certain portion of Brazilian personnel to crew these vessels in accordance with Brazilian law.  Also, the Golar Mazo and the NR Satu are employed by Pertamina and PTNR, respectively, in Indonesia. As a result, we are required to hire a certain portion of Indonesian personnel to crew these vessels in accordance with Indonesian law. Any inability to attract and retain qualified Brazilian and Indonesian crew members could adversely affect our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings.  In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligation are revalued and reported based on the prevailing exchange rate at the end of the reporting period.  This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

One of our vessels is currently financed by a UK tax lease.  In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities with regard to the initial tax basis of the transactions or in the event of an early termination of a lease, we may be required to make additional payments to the UK vessel lessor, which could adversely affect our earnings and financial position.

One of our vessels is currently financed by a UK tax lease.  In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transaction was based, or in the event that we terminate our UK tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, or post additional security or make additional payments to the UK vessel lessor.  Golar has agreed to indemnify us against these increased costs, but any default by Golar would not limit our obligation under this lease.  Any additional payments could adversely affect our earnings and financial position.  For more information on the UK tax lease, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations.”

An economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

An economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services.  Our customers’ inability to pay could also result in their default on our current charters.  The decline in the amount of services requested by our customers or their default on our charters with them could have a material adverse effect on our business, financial condition and results of operations.

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

The market for FSRUs is growing rapidly but is relatively small in comparison to the LNG carrier market. In the event that any of the applicable charters are terminated, we may be unable to recharter the Golar Spirit, the Golar Winter, the Golar Freeze, the NR Satu or the Golar Igloo, as FSRUs for an extended period of time.  While we may be able to employ these vessels as traditional LNG carriers (except for the NR Satu), the hire rates and/or other charter terms may not be as favorable to us as our charters on the Golar Spirit and the Golar Winter with Petrobras, the charter on the Golar Freeze with DUSUP, the charter on the NR Satu with PTNR and the charter on the Golar Igloo with Kuwait National Petroleum Company. If we acquire additional FSRUs and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event that there is a release of a hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, safety and environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse impact on our financial condition and the results of operations.

We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits, which could have a material effect on our operations.

The design, construction and operation of FSRUs and interconnecting pipelines and the transportation of LNG are subject to governmental approvals and permits. The permitting rules, and the interpretations of those rules, are complex, change frequently and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore LNG operations.  In the future, the relevant regulatory authorities may take actions to restrict or prohibit the access of FSRUs or LNG carriers to various ports or adopt new rules and regulations applicable to FSRUs and LNG carriers that will increase the time needed to obtain necessary environmental permits.  We cannot assure unitholders that such changes would not have a material effect on our operations.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions.  These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.  Also, a treaty may be adopted in the future that requires the adoption of restrictions on shipping emissions.  Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services.  For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources.  Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Please read "Item 4 Information on the Partnership—Business Overview—Environmental and Other Regulations—Regulation of Greenhouse Gas Emissions" below for a more detailed discussion.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

If we are in default on certain kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels.  In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings.  In a few jurisdictions, claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.  The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted.  Under some of our present charters, if the vessel is arrested or detained (for as few as 14 days in the case of one of our charters) as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.  This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by Det Norske Veritas.

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

Pursuant to the omnibus agreement, Golar and its affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five years or more.  The omnibus agreement, however, contains significant exceptions that may allow Golar and its affiliates to compete with us, which could harm our business.  Please read "Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Noncompetition."

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

Golar owns a 40.2% limited partner interest in us and owns and controls our general partner.  All of our officers and certain of our directors are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders.  Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand.  As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders.  These conflicts include, among others, the following situations:

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

•
The unitholders will initially be unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal.  The vote of the holders of at least 662/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner.  Golar currently owns 40.2% of the outstanding common and subordinated units.

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

We have granted registration rights to Golar and certain of its affiliates.  These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders.  As of April 25, 2014, Golar owns 8,838,096 common units and 15,949,831 subordinated units and 100% of the IDRs (directly and through its ownership of our general partner).  Following their registration and sale under the applicable registration statement, those securities will become freely tradable.  By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

Golar, which owns and controls our general partner, currently owns 19.4% of our common units.  At the end of the subordination period, assuming we do not issue any additional common units and the conversion of our subordinated units into common units, Golar will own 40.2% of our common units.

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

Based on our current and projected method of operation, we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for the current or for any future taxable year.  We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income.  This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to each taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year.  If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences.  Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, 50.0% of the gross transportation income of a vessel owning or chartering corporation, such as ourselves, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income.  U.S. source gross transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction unless the corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder.

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

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source gross transportation income for such year.  Our failure to qualify for the exemption under Section 883 could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.  The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States, and we do not currently anticipate providing any regasification or storage services within the territorial seas of the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from regasification or storage services in the United States or from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 35% net income tax in the United States. Please read “Item 4—Information on the Partnership—Taxation of the Partnership—The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 and the consequences of failing to qualify for such an exemption.

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

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership formed initially as a wholly owned subsidiary of Golar LNG Limited (Nasdaq: GLNG), a leading independent owner and operator of Floating Storage Regasification Units (or FSRUs) and LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters. As of April 25, 2014, we have a fleet of five FSRUs and four LNG carriers.

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

In February 2013, we acquired from Golar interests in the company that owns and operates the LNG carrier, the Golar Maria, which is currently operating under a time charter with LNG Shipping, a subsidiary of Eni S.p.A that expires in December 2017, for a purchase price of approximately $215.0 million less the assumed debt of $89.5 million. In March 2014, we acquired from Golar interests in the company that owns and operates the Golar Igloo, which is currently operating under a time charter with Kuwait National Petroleum Company or KNPC that expires in December 2018, for a purchase price of approximately $310.0 million less assumed debt of $161.3 million and net working capital adjustments. See “Item 5. Operating and Financial Review and Prospects” for a description of our acquisitions of the Golar Freeze, the NR Satu, the Golar Grand, the Golar Maria and the Golar Igloo and the financing arrangements related thereto.

In this Annual Report, we refer to the four vessels that were contributed to us in connection with our formation and our IPO as our initial fleet. In this Annual Report, the Golar Freeze, the NR Satu and the Golar Grand are referred to collectively as the Dropdown Predecessor. We refer to the vessels in our initial fleet, the Dropdown Predecessor, the Golar Maria, and the Golar Igloo, collectively, as our current fleet.

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

B.            Business Overview

General

Our business is to own and operate FSRUs and LNG carriers under long-term time charters (which we define as charters with terms of five or more years).  Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of FSRUs and LNG carriers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows.  The vessels in our current fleet are chartered to BG Group, Pertamina, Petrobras, Dubai Supply Authority, PTNR, Eni S.p.A. and KNPC under long-term time charters that had an average remaining term of six years as of March 31, 2014. Since our IPO in April 2011, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.5225 per unit for the quarter ended December 31, 2013.

We intend to leverage the relationships, expertise and reputation of Golar, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers.  As of April 25, 2014, Golar owned our 2.0% general partner interest, all of our IDRs and a 40.2% limited partner interest in us.  Golar intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term stable cash flow generating FSRUs and LNG carriers.

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

The Natural Gas Industry

Predominately used to generate electricity and as a heating source, natural gas is one of the "big three" fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade. As more emphasis is placed on reducing carbon emissions, the Organization for Economic Cooperation and Development ("OECD") nations have come to view natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants. More recently, China has indicated a strong desire to address air quality issues that have arisen following a rapid expansion in the use of coal fired power plants. Gas fired electricity generation is expected to feature prominently in their efforts to address environmental issues as aging coal fired plants are gradually replaced and to meet additional incremental electricity generation requirements.

According to the EIA International Energy Outlook for 2013, worldwide energy consumption is projected to increase by 56% from 2010 to 2040, with total energy demand in non-OECD countries increasing by 90%, compared with an increase of 17% in OECD countries. Natural gas consumption worldwide is forecast to increase by 63%, from 113 trillion cubic feet (or Tcf) in 2010 to 185 Tcf in 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years is likely to see natural gas feature more prominently as the substitution fuel of choice. The lower carbon intensity of natural gas relative to coal and oil also make it a favored fuel for industrial and electric power sectors in an increasing number of other countries where governments are introducing policies to reduce greenhouse gases.

The primary factors contributing to the growth of natural gas demand include:

•
Environmental: Natural gas is a clean-burning fuel. It produces less carbon dioxide and other pollutants and particles per unit of energy produced than coal, fuel oil and other common hydrocarbon fuel sources;

•
Demand from Industry and Power Generation: According to the EIA, electricity generation increases by 93%, from 20.2 trillion kilowatthours in 2010 to 39.0 trillion kilowatthours in 2040. In 2010, natural gas accounted for around 22% of global electricity generation. This share, projected to increase to 24% by 2040, does not take into account the emerging use of LNG in transportation, particularly in the marine sector. Natural-gas-fired combined-cycle technology is an attractive choice for new power plants because of its fuel efficiency, operating flexibility, low emissions, and relatively low capital costs. The industrial and electric power sectors together account for 77% of the total projected increase in natural gas consumption;

•	Market Deregulation: Deregulation of the natural gas and electric power industries in the United States, Europe and Japan has resulted in new entrants and an increased market for natural gas;

•
Significant Natural Gas Reserves: According to EIA estimates, as of January 1, 2013, the world's total proved natural gas reserves were 6,793 Tcf, 1% higher than the 2011 estimate. Current estimates of natural gas reserve levels indicate a large resource base to support growth in markets through 2040; and

•
Emerging Economies: According to the EIA, natural gas consumption is forecast to increase by an average of 2.2% per year through 2040 in non-OECD countries, compared to an average of 1.0% per year in OECD countries. As a result, non-OECD countries are expected to account for 72% of the total increase in natural gas consumption over the period from 2010 to 2040.

These factors, in addition to overall global economic growth, are expected to contribute to an increase in the consumption of natural gas. There is a growing disparity between the amount of natural gas produced and the amount of natural gas consumed in many major consuming countries, which will likely cause those countries to rely on imports for a greater portion of their natural gas consumption. Importers must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2013, worldwide proved natural gas reserves were 6,793 Tcf having grown by 39% over the past 20 years.  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 55% of the world's natural gas reserves as of January 1, 2013, and the United States, the fifth largest holder of natural gas reserves, will see an increase in production growth from 21.2 tcf in 2010 to 33.1 tcf in 2040.  Production in the Australia/New Zealand region is forecast to increase from 1.9tcf in 2010 to 6.7tcf in 2040 with most originating from Australia and much of this coming to market over the next 5-6 years.  More recently, sizeable new discoveries are being made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is now underway outside the US (Canada) and is slated to commence elsewhere including China, Australia, Mexico, Britain and other parts of OECD Europe. Although reserves of unconventional natural gas are unknown, a 2013 EIA report on relatively near term technically recoverable shale gas indicates 7,299 tcf of estimated risked recoverable resource. This estimate is 10% higher than that included in their 2011 report. Interestingly, the resource estimate for China is 13% lower than the 2011 expectation as a result of a downward revision to reserves in one particular basin. Much of the resource in this basin is deeper than what is currently considered to be commercially recoverable. Future advances in drilling technology have the potential to reverse this.

Although the growth in production of unconventional domestic natural gas has resulted in a reduced rate of growth in LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of U.S. shale gas in 2008 and 2009 initially suppressed demand for U.S. bound LNG and, therefore, LNG shipping. Since 2010 there have been a number of cargoes redirected to the Far East which has increased LNG ton miles and demand for LNG shipping. The more recent grant of non-FTA export permits in respect of six U.S. projects representing around 70 million tons of LNG per year raises the prospect of significant additional volumes being exported out of the U.S., the vast majority of which would be expected to be transported on an LNG carrier.

The reduced rate of growth in LNG demand in the U.S. has been offset by increased demand for LNG in other nations, especially non-OECD countries. China, India and Latin America all represent significant areas of increasing demand and future growth prospects. China has significant shale gas reserves of its own however the economics of extracting this remain unclear. Many of the known reserves are at great depth which has the potential to constrain the economics of extraction, at least in the near term. Demand from two important and established OECD LNG importers, Japan and South Korea also has the potential to increase further over time following decisions in these respective countries to reduce the future role of nuclear in their energy mix. Additionally, due to recent developments in Ukraine, Europe is once again under pressure to reduce its dependence on piped gas from Russia. This has the potential to be a positive development for LNG demand.

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

The LNG supply chain involves the following components:

Gas Field Production and Pipeline: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will, in some cases, result in the gas being transported to a marine based liquefaction facility.

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

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In some cases, even these large projects have cost substantially more than anticipated and this has resulted in increasingly detailed research into the viability of both large and small scale floating liquefaction. Results of these studies carried out by both oil and gas majors, as well as independents, including Golar, support both the technical and economic feasibility of a floating liquefaction solution across a spectrum of project sizes. Previously uneconomic pockets of gas can now be monetized, which will add to reserves and is expected to add to the long term attractiveness of gas.

According to Poten and Partners ("Poten"), LNG liquefaction delivered to market was 103 million tonnes per annum in 2000.  This increased to 240 million tonnes by 2011.  An unusually large number of unscheduled plant disruptions along with feedgas limitations prevented many export facilities from producing at, or in some cases, even near their nameplate capacity in 2012. This resulted in the 2012 global LNG trade dropping for the first time since 1980.  Data from Poten indicates a further reduction in LNG liquefaction to 235 million tonnes in 2013.   Although there were small reductions to production across a number of countries, most of the 2013 decline was due to Egypt’s lack of feedgas and a gas-starved domestic market, Nigeria LNG’s gas supply force majeure and Atlantic LNG’s scheduled maintenance.  Poten indicate that liquefaction capacity is however expected to resume its growth trajectory over the coming years with approximately 117 million tonnes of capacity currently under construction and approximately 72 million tonnes scheduled to deliver between now and 2017.  By 2020, Poten forecast long-term global LNG supply reaching approximately 360 million tonnes, an approximately 53% increase over 2013.

The World LNG Carrier Fleet

As of the end of March 2014, the world LNG carrier fleet consisted of 397 LNG carriers (including 16 FSRUs and 17 vessels less than 18,000m3). By the end of March 2014, there were orders for 124 new LNG carriers (including 11 FSRUs), the majority of which will be delivered between now and 2016.

The order book has now defined the next generation of tradeable tonnage in regards to size and propulsion. The current "standard" size for LNG carriers is approximately 165,000 cbm, up from 125,000 cbm during the 1970s, while propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Disesel Electric (D/TFDE).

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

Of the vessels currently trading and on order, approximately 74% employ the membrane containment system, 24% employ the Moss system and the remaining 2% employ other systems. Most newbuilds (89%) on order employ the membrane containment system, because it most efficiently utilizes the entire volume of a ship's hull. In general, the construction period for an LNG carrier is approximately 28-34 months.

Propulsion systems also differ. Historically most ships were built with steam turbine propulsion whereas most current newbuilds have been ordered with more efficient tri-fuel diesel electric engines. Most LNG carriers can use the natural boil off of gas from LNG to power the vessel.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the tanker industry including the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

The FSRU regasification process involves the vaporization of LNG and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently near shore and attached to a jetty (with LNG transfer being either directly ship to ship or over a jetty);

•	shuttle carriers that regasify and discharge their cargos offshore (sometimes referred to as energy bridge); and

•	shuttle carriers that regasify and discharge their cargos alongside.

Golar’s and our business model to date has been focused on FSRUs that are permanently offshore or near shore and provide continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities make them highly competitive in these markets. In the Middle East, Caribbean and South America almost all new regasification projects use an FSRU. FSRUs are also beginning to penetrate Asian markets led by our NR Satu in Jakarta, Indonesia and a variety of projects in India and South East Asia.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects. FSRU projects can typically be completed in less time (two to three years compared to four or more years for land based projects) and at a significantly lower cost (20 to 50% less) than comparably sized land based alternatives.

In addition, FSRUs offer a more flexible solution than land based terminals. They can generally be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs can be used on a seasonal basis, as a short-term (one to two years) regasification solution or as a long-term solution for up to 20 years. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for and complement to land-based regasification alternatives.

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

As of April 4, 2014, there are 17 FSRUs in existence with an additional ten FSRUs under construction.

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

Competition — LNG Carriers and FSRUs

As the FSRU market continues to grow and mature new competitors are entering the market. In addition to Hoegh LNG, Excelerate and Golar, BW Gas and MOL have recently ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for speculative regasification tonnage. The LNG carrier market has grown significantly and there have been new entrants. The expansion and growth of the FSRU and LNG carrier markets has led to more competition for mid- and long-term LNG charters. Competition for these long-term charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, LNG carriers and most new FSRU's may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

Together with Golar, we believe that we are one of the world’s largest independent LNG carrier and FSRU owner and operators. We compete with other independent shipping companies who also own and operate LNG carriers and FSRUs.

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

Our Fleet and Customers

Our current fleet consists of five FSRUs and four LNG carriers. We intend to leverage our relationship with Golar to make additional accretive acquisitions of FSRUs, LNG carriers and potentially, floating liquefied natural gas vessels (or FLNGVs), with long-term charters from Golar and third parties.

FSRUs

The following table provides information about the five FSRUs in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel		Capacity (cbm)	Offtake Capacity (Bcf/d)	Year of Delivery	Year of FSRU Retrofitting	Current Charter Commencement	Charterer	Charter Expiration		Charter Extension Option Periods
Golar Spirit		128,000	0.25	1981	2007	July 2008	Petrobras	2018		Three years plus two years
Golar Winter		138,000	0.50	2004	2008	September 2009	Petrobras	2024	(1)	none
Golar Freeze		125,000	0.48	1977	2010	May 2010	DUSUP	2020		Terms extending up to 2025(2)
NR Satu	(3)	125,000	0.50	1977	2012	May 2012	PTNR	2022		2025
Golar Igloo	(4)	170,000	0.64	2014		March 2014	KNPC	2018		none
Total Capacity		686,000	2.37
__________________________________________

(1)
The charter initially had a term of 10 years, expiring in 2019. However, in return for certain vessel modifications made at the request of Petrobras the charter was extended by a further five years to 2024. These modifications were completed in August 2013.

(2)	DUSUP has the option to extend the charter for two extension periods of two years and two years. DUSUP has an option to extend the initial term or either of the extension periods by one year.

(3)
We hold all of the voting stock and control all of the economic interests in PTGI, the company that owns and operates the NR Satu, pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

(4)	We acquired the Golar Igloo in March 2014.

Golar Spirit.  The Golar Spirit is an FSRU that was retrofitted in 2007 from an LNG carrier built in 1981. The Golar Spirit utilizes a closed-loop regasification system.  The Golar Spirit is operating under a time charter to Petrobras. Petrobras is the largest energy company in Brazil with an integrated structure consisting of oil and oil by-product exploration, production, refining, marketing, and transportation. Petrobras currently operates the Golar Spirit in northeastern Brazil at the port of Pecem, where she is moored at a jetty in sheltered waters behind a breakwater, delivering regasified LNG through a hard arm connection directly into a pipeline that services base load power generating assets.  The Golar Spirit has the ability to operate as a traditional LNG carrier. Given that the Golar Spirit is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be extended by ten years in excess of her initial 40-year useful life.

Golar Winter.  The Golar Winter is an FSRU that was retrofitted in 2008 from an LNG carrier built in 2004. The Golar Winter is currently operating under a time charter to Petrobras.  In August 2013, we completed the modifications to the Golar Winter in return for an increase in the charter rate and an extension in the contract term by five years. The Golar Winter utilizes a regasification system able to operate in both open- and closed-loop modes.  From the time that she commenced service as an FSRU, the Golar Winter was operated at an island jetty in Guanabara Bay outside Rio de Janeiro where she was moored at a jetty in sheltered waters behind a breakwater, delivering regasified LNG through a hard arm connection directly into a pipeline that services base load power generating assets. Following the completion of her modifications in August 2013, Petrobras moved the Golar Winter from Rio de Janeiro to Bahia. The Golar Winter is employed by Petrobras as an FSRU to service peak load power requirements.

Golar Freeze.  The Golar Freeze is an FSRU that was retrofitted in 2010 from an LNG carrier built in 1977. The Golar Freeze is currently operating as an FSRU under a time charter with DUSUP. DUSUP is the exclusive purchaser of natural gas in Dubai. The Golar Freeze is permanently moored alongside a purpose built jetty within the existing Jebel Ali port.  The Golar Freeze is capable of storing and delivering regasified LNG to DUSUP for further delivery into the Dubai gas network. Given that the Golar Freeze is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be extended by ten years in excess of its initial 40-year useful life.

NR Satu.  The NR Satu is an FSRU that was retrofitted in 2012 from an LNG carrier built in 1977. The NR Satu is currently operating under a time charter with PTNR. PTNR is a joint venture company that is 60% owned by Pertamina and 40% owned by PT Perusahaan Gas Negara, an unaffiliated Indonesian company engaged in the transport and distribution of natural gas in Indonesia. The NR Satu is permanently moored alongside a purpose built mooring facility. Given that the NR Satu is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be 20 years.

Golar Igloo. The Golar Igloo was delivered to Golar in February 2014. It is currently on a time charter to KNPC that expires in 2018. KNPC is the national oil refining company of Kuwait. We acquired the Golar Igloo in March 2014. Under the time charter, KNPC will use the Golar Igloo as an FSRU for nine months each year and will be moored at a jetty at the Old South Pier at the Mina Al Ahmadi Refinery. The Golar Igloo has the ability to operate as a traditional LNG carrier and we plan to utilize her as a traditional LNG carrier for the three months that she is not operating as an FSRU.

LNG Carriers

The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier		Capacity (cbm)	Year of Delivery	Charterer	Current Charter Expiration		Charter Extension Option Periods
Golar Mazo	(1)	135,000	2000	Pertamina	2017		Five years plus five years (2)
Methane Princess		138,000	2003	BG Group	2024		Five years plus five years
Golar Grand		145,700	2006	BG Group	2015	(3)	2018
Golar Maria		145,700	2006	Eni S.p.A.	2017		none
Total Capacity		564,400

____________________________________

(1)	We own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest.

(2)	In addition, Pertamina has the right to one additional short-term extension of 2 to 12 months following either the initial period of the charter or an extension period.

(3)	In the event BG Group does not exercise their option to extend its charter on the Golar Grand beyond 2015, we have an option to require Golar to charter the vessel through to October 2017.

As of March 31, 2014, our LNG carriers had an average age of 10 years, compared to the world LNG carrier fleet average age of approximately 12 years.  LNG carriers are generally expected to have a lifespan of approximately 40 years.  The Golar Mazo has a Moss containment system, while the Methane Princess, Golar Grand and Golar Maria have membrane-type cargo containment systems.  Our charterers are able to use our LNG carriers worldwide or to sublet the vessels to third parties.

Golar Mazo.  The Golar Mazo is an LNG carrier built in 2000 that is currently operating under a time charter that expires in 2017 with Pertamina.  Founded in 1960, Pertamina is the state-owned oil and gas company in Indonesia and one of the world’s largest producers and exporters of LNG. We own a 60% interest in this vessel and Chinese Petroleum Corporation owns the remaining 40%.

Methane Princess.  The Methane Princess is an LNG carrier built in 2003 that is currently operating under a time charter that expires in 2024 with BG Group.  BG Group engages in exploration and production of gas and oil reserves, export, shipping and import of LNG, pipeline transmission and distribution of gas, and various gas-powered electricity generation projects.

Golar Grand. The Golar Grand is an LNG carrier built in 2006 that is currently operating under a medium-term charter with BG Group with an initial term expiring in 2015. In the event BG Group does not exercise its option to extend the initial term by an additional three years, we have an option to require Golar to charter-in the vessel until October 2017 at approximately 75% of the hire rate that would have been payable by BG Group.

Golar Maria. The Golar Maria is an LNG carrier built in 2006 that is currently operating under a time charter that expires in 2017 with LNG Shipping S.p.A. LNG Shipping S.p.A. is a wholly-owned subsidiary of Eni S.p.A., an integrated energy company operating in the sectors of oil and gas exploration & production, international gas transportation and marketing, power generation, refining and marketing, chemicals and oilfield services. Eni is partly owned by the Italian government.

Charters

The services of our vessels are provided to their charterers under time charter party agreements (or TCPs), or, in the case of the Golar Spirit and the Golar Winter, under separate TCPs and operation and services agreements (or OSAs). The TCPs and the OSAs for the Golar Winter and the Golar Spirit  are interdependent and when combined have the same effect as the TCPs for our other vessels.  We refer to the contracts under which we provide the services of our vessels to their charterers as our “time charters” or our “charters.”   Time charters provide for the use of the vessel for a fixed period of time at a specified daily rate.  Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs (including fuel, port and canal fees and LNG boil-off).

The following discussion describes the material terms of our charters.

Initial Term; Extensions

Refer to the tables under “— Our Fleet and Customers” for details on the charter commencement, charter expiration and charter extension option periods for our vessels.

Hire Rate

“Hire rate” refers to the basic payment from the customer for use of the vessel.

Under our charters, hire is payable monthly, in advance, except for the Golar Igloo, where hire is received monthly in arrears. Under all of our charters, hire is payable in U.S. Dollars, except for the operating cost component for the Golar Spirit and the Golar Winter, which is payable in Brazilian Reais.

Generally, under our existing charters, the hire rate is primarily made up of two components (however, as of April 25, 2014, three of our charters were on an all-inclusive daily fixed rate):

•Capital cost component - primarily relates to the cost of the vessel and is structured to meet that cost and provide a return on investor capital. The capital cost component is generally constant for the duration of the initial term except for the Golar Spirit and the Golar Winter.

•Operating cost component - intended to compensate us for vessel operating expenses including management fees. This component is generally established at the beginning of the charter and typically escalates annually on a fixed percentage or fluctuates annually based on changes in a specified consumer price index.

The below table summarizes the key details of the hire rates for each vessel:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Spirit	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	The hire rate will be reduced by approximately 5%.
Golar Winter	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.
Golar Freeze	Fixed	Annual adjustment based on actual costs.		The hire rate will be reduced by 64% from the initial hire rate.
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component (1).	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo	The hire rate is an all-inclusive daily fixed rate.
Golar Mazo	Fixed	Annual adjustment based on actual costs.	Reimbursement of costs relating to: i) Drydocking ii) Additional cost component (2)
Methane Princess	Fixed	Increases by a fixed percentage per annum.		Reduces by approximately 28%.
Golar Grand	The hire rate is an all-inclusive daily fixed rate.
Golar Maria	The hire rate is an all-inclusive daily fixed rate.
______________________________

(1)
NR Satu. The tax element shall be adjusted only when there is any change in Indonesian Tax Laws (including any changes in interpretation or implementation thereof) or any treaty to which Indonesia is party or the invalidity of any tax assumptions used in determining the tax element.

(2)
Golar Mazo.  The additional cost component comprises of reimbursement for certain costs associated with certain modifications, improvements, alterations or replacements that are required pursuant to the charter, requested by Pertamina, or that are estimated to cost more than $2 million and related to any financing we obtain at the request of Pertamina.

The hire rate payable for each of our vessels may be reduced if they do not perform to certain of their contractual specifications or if we are in breach of any of our representations and warranties in the charter.

Expenses

Under our charters, we are responsible for operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses as well as periodic drydocking costs.  We are also directly responsible for providing all of these items and services.  The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. For FSRUs, the charterer is responsible for providing, maintaining, repairing and operating certain facilities at the unloading port such as sufficient mooring infrastructure for LNG ships to be berthed alongside and a high pressure send-out pipeline. A majority of the vessel operating expenses we incur with respect to the operation of our vessels are charged to their charterers on a cost pass-through basis.

Off-hire

When a vessel is “off-hire” or not available for service, the charterer generally is not required to pay the hire rate and we are responsible for all costs.  Prolonged off-hire may lead to vessel substitution or termination of the time charter.

A vessel generally will be deemed off-hire if there is a specified time it is not available for the charterer’s use due to, among other things:

•	operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under the charters for the Golar Spirit, the Golar Winter and the NR Satu, an off-hire allowance is provided for a certain number of hours of scheduled off-hire per year.  Under the Golar Freeze charter, we are allowed a certain number of days to carry out periodic drydocking during which time the vessel will not be off-hire and therefore, we will continue to receive the hire rate during such period. Similarly, the Golar Mazo will not be considered to be off-hire for scheduled drydockings for a certain number of days in each three-year period. The number of days during which the Golar Mazo will not be considered to be off-hire is intended to correspond to the number of days that the Golar Mazo is expected to be off-hire for an ordinary, regularly scheduled drydocking.

During their retrofitting, the FSRUs, except for the NR Satu, were prepared for five years in service between drydockings. This is in line with the policy adopted by the industry for new LNG carriers.  The NR Satu was prepared so it could remain in service for the duration of its charter with PTNR, including option periods, before its first drydocking as an FSRU. The FSRUs will benefit from the significantly reduced loads and wear and tear associated with remaining in sheltered waters for the majority of the terms of their charters. Our vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for general repairs.

Ship Management and Maintenance

Under our charters, we are responsible for the technical management of the vessels, including engagement and provision of qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.  Golar Management and certain other affiliates of Golar provide these management services to the vessels in our fleet through fleet management agreements with our vessel owning subsidiaries.  Golar Wilhelmsen, a jointly controlled company that is jointly owned by Golar and Wilhelmsen Ship Management (Norway) AS, provides certain technical management services to our vessels through agreements with Golar Management.

We are focused on operating and maintaining our vessels to the highest safety and industry standards and at the same time maximizing revenue from each vessel.  It is our policy to have our crews perform planned maintenance on our vessels while in operation, to reduce time required for repairs during drydocking.  This will reduce the overall off-hire period required for dockings and repairs.  Since we generally do not earn hire from a vessel while it is in drydock (except in the case of the Golar Mazo, whose charter provides for an allowance for any regularly scheduled drydocking in a three-year period, provided that, subsequent to every two drydockings, the parties will meet to determine the allowance period for each of the two subsequent drydockings, and the Golar Freeze), we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crew members or subcontractors.

Termination

Each charter terminates automatically upon loss of the vessel.  Under certain circumstances, a charterer may terminate a charter (upon written notice). These circumstances include:

•	the occurrence of specified events of default;

•	requisition by any governmental authority;

•	force majeure after a continuous and specified period or in the event that war or hostilities materially and adversely affect the operations of the applicable vessel; and

•	specified extended periods of off-hire.

In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and terminate the charter if the customer defaults in its payment obligations.

Under the Golar Spirit and the Golar Winter charters, Petrobras has the right to terminate the Golar Spirit and the Golar Winter charters, after the fifth and tenth anniversary, respectively, of the commencement of the applicable charter without fault upon payment of a termination fee specified in the relevant charter.  Six months’ notice is required if Petrobras wishes to exercise its right to no fault termination under either of the charters.

Under the Golar Freeze charter, DUSUP has the right to terminate the charter without fault after the fifth anniversary of the commencement of the charter and by giving six months prior written notice and payment of a compensatory fee.

Under the Golar Igloo charter, we can offer a substitute FSRU for the remainder of the Regas Season at the same hire rate in the event the Golar Igloo cannot perform the service due to an extended force majeure.

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

A termination of any of our charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders. However, in the event of a contract termination of any of our charters, we believe, based on current market conditions, that we would likely be able to re-charter any of our vessels at rates not significantly dissimilar to the charter rates under our existing charters without a significant impact to our net cash flow. We cannot guarantee this outcome.

Purchase Option

The NR Satu charter contains a provision that allows PTNR to purchase the vessel at any time, subject to agreeing to the commercial terms.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies.  With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by Det Norske Veritas. All of our vessels have been awarded International Safety Management ("ISM") certification and are currently “in class.”

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation, and size, age and condition of the vessel.

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

Crewing and Staff

As of December 31, 2013, Golar employed (directly and through ship managers) approximately 500 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions—Fleet Management Agreements.”  We regard attracting and retaining motivated seagoing personnel as a top priority.  Like Golar, we offer our seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally.  The officers operating our vessels are engaged on individual employment contracts, while the ship managers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current fleet, which are flagged in the Marshall Islands, UK or Liberia.  We believe our relationships with these labor unions are good.  Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations.  Golar’s cadet training approach is designed to balance academic learning with hands-on training at sea.  Golar has relationships with training institutions in Croatia, India, Norway, Philippines, Indonesia and the United Kingdom.  After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of our vessels.  We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including FSRUs and LNG carriers, has inherent risks.  These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or war risk situations or hostilities.  In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice.  However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance.  Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 218 days.  The number of deductible days varies from 14 days for the new ships to 30 days for the older ships, and depending on the type of damage; machinery or hull damage.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel or FSRU per incident.  The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities.  Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence.  We are a member of Gard and Skuld P&I Clubs.  As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group.  However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure.  This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

We will use in our operations Golar’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations.  We expect to benefit from Golar's commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.  Golar Wilhelmsen, our ship manager, received its ISO 9001 certification in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG.  These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now, or in the future, will operate or where our vessels are registered.  We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels.  In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

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

International Maritime Regulations of LNG Vessels

The IMO is the United Nations' agency that provides international regulations governing shipping and international maritime trade.  The requirements contained in the ISM Code promulgated by the IMO, govern our operations.  Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.  Golar Wilhelmsen, our ship manager, holds a Document of Compliance under the ISM Code for operation of Gas Carriers that meets the standards set by the IMO.

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

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (or ISPS Code) as a new chapter to that convention.  The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities.  Golar Wilhelmsen has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code.  See "—Vessel Security Regulations" for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships (or MARPOL), is the principal international convention negotiated by the IMO governing marine pollution prevention and response.  MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions.  MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or Annex VI) entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms.  Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances.  Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey.  Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate).  Annex VI came into force in the United States on January 8, 2009 and has been amended a number of times.  As of the current date, all our ships delivered or drydocked since May 19, 2005 have all been issued with IAPP Certificates.

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

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on sulfur emissions from ships.  In Emission Control Areas (or ECAs), limitations on sulfur emissions require that fuels contain no more than 1% sulfur.  Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur.  This cap will then decrease progressively until it reaches 0.5% by January 1, 2020.  The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country.  Our vessels have achieved compliance, where necessary, by being modified to burn gas in their boilers when alongside.  Low sulfur marine diesel oil (or LSDO) has been purchased as the only fuel for the Diesel Generators.  More specifically, the Methane Princess is trading world wide by the charterer and on this vessel the boilers have been converted to burn LSDO.  The FSRUs are arranged for burning of gas only while in port, and have not had their boilers converted for burning of LSDO.  The FSRUs (the Golar Winter, the Golar Spirit, the Golar Freeze and the NR Satu) are not likely to be traded to EU ports in the foreseeable future. The charterer of the Golar Mazo has selected not to perform the boiler conversion to burn LSDO. Under the TCP for this vessel the charterer will have to cover the costs for the LSDO conversion if he should choose to trade the vessel to an EU port. The Golar Mazo is engaged in carrying the charterer’s LNG from Indonesia to Taiwan. In addition, we are in the process of modifying the boilers on some of our vessels to also allow operation on LSDO.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "—U.S. Clean Air Act" below.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and from January 1, 2014, the United States Caribbean Sea. From January 1, 2014, the maximum fuel sulfur limit for both marine gas oil and marine diesel oil will be 0.1%.

U.S. air emissions standards are now equivalent to these amended Annex VI requirements.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.  Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention.  Installation of ballast water treatment systems will be needed on all our LNG carriers.  As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of ballast water treatment systems. However, under their time charter party ("TCP"), Golar Spirit and Golar Winter may be required to trade as LNG carriers.  If the respective vessel charterers should choose to trade the Golar Spirit or Golar Winter internationally as LNG carriers, the vessels will have to be equipped with ballast water treatment systems and the cost of the related modifications will be split between the charterer and owner.  Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs will likely be in the range of between $2 million and $4 million.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (or the Bunker Convention) entered into force in State Parties to the Convention on November 21, 2008.  The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil.  The Bunker Convention makes the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area.  Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force.  The State issued certificate must be carried on board at all times.

P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates.  All of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag.  The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at the IMO meetings.

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

Oil Pollution Act and CERCLA

The U.S. Oil Pollution Act of 1990 (or OPA 90) established an extensive regulatory and liability regime for environmental protection and clean-up of oil spills.  OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States.  CERCLA applies to the discharge of hazardous substances whether on land or at sea.  While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard.  Under OPA 90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels.  These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war.  The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar's LNG carriers).  These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct.  These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities.  OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages for releases of "hazardous substances." Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue.  As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities.  OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty.  Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA.  Each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center three-year Certificates of Financial Responsibility (or COFR), supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems and blowout prevention practices. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our unitholders.

Clean Water Act

The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. In March 2013, EPA released a final permit covering vessel discharges under the CWA that for the first time sets numeric effluent limits for ballast water discharges from large commercial vessels. The new Vessel General Permit (or VGP) replaced the prior VGP as of December 2013. The new VGP covers vessel discharges in all U.S. states and territories, including those jurisdictions that implement other aspects of the National Pollutant Discharge Elimination System (or NPDES) program. The permit covers owners and operators of non-recreational large vessels (79 feet and over) operating in a capacity as a means of transportation, such as cruise ships, ferries, barges, mobile offshore drilling units, oil tankers or petroleum tankers, bulk carriers, cargo ships, container ships, other cargo freighters, refrigerant ships, research vessels, and emergency response vessels.

The most significant change in the new VGP is the inclusion of numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. The permit also contains maximum discharge limitations for biocides and residuals. The numeric effluent limits in the new VGP will not apply to all vessels. Those that will be required to comply with the numeric limits will do so under a staggered implementation schedule. Certain existing vessels must achieve the numeric effluent limits for ballast water by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. “New build” vessels are subject to the numeric limits upon the effective date of the new permit. Vessels that have deferred deadlines for meeting the numeric standards must meet BMPs, which are substantially similar to past requirements.
Vessels that are subject to the numeric effluent limits for ballast water can meet these limits in four ways: (1) treat ballast water prior to discharge; (2) transfer the ship’s ballast water to a NPDES permitted third party treatment facility; (3) use treated municipal/potable water as ballast water; or (4) not discharge ballast water while within the territorial waters of the United States. As with the prior permit, vessels that are enrolled in and meet the requirements for the Coast Guard’s Shipboard Technology Evaluation Program would be deemed in compliance with the numeric limitations. The VGP includes multiple mandatory practices for all vessels equipped with ballast water tanks, such as avoiding the discharge or uptake of ballast water in a manner that could impact sensitive areas (such as marine sanctuaries, preserves, parks, shellfish beds, or coral reefs), routine cleaning of ballast water tanks, using ballast water pumps in lieu of gravity draining, and minimizing ballast water discharges to the extent practible. Additional changes to the new VGP include numeric limits for exhaust gas scrubber effluent, and monitoring requirements for some larger vessels for graywater, exhaust gas scrubber effluent, and ballast water.
In addition to the requirements in the new VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements under the CWA’s § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.
The new VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (NOIs) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit.

The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters. The revised regulations adopt ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO's BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016.

Compliance with these regulations will entail additional costs and other measures that may be significant.

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

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force.  Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships.

On January 1, 2013, the IMO's approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate.  The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

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

Vessel Safety Regulations

The Maritime Safety Committee adopted a new paragraph 5 of SOLAS regulation III/1 to require lifeboat on-load release mechanisms not complying with new International Life-Saving Appliances (LSA) Code requirements to be replaced no later than the first scheduled dry-docking of the ship after July 1, 2014 but, in any case, not later than July 1, 2019. The SOLAS amendment, which entered into force on January 1, 2013, is intended to establish new, stricter, safety standards for lifeboat release and retrieval systems, aimed at preventing accidents during lifeboat launching, and will require the assessment and possible replacement of a large number of lifeboat release hooks.

All our vessels that were drydocked in 2013 had the lifeboat release and retrieval systems overhauled and modified where found necessary.

According to SOLAS Ch V/19.2.10, all vessels shall have an Electronic Chart Display and Information Systems (ECDIS) installed in the period 2012 to 2018. Our LNG vessels must have approved ECDIS fitted no later than the first survey on or after July 1, 2015.

All our vessels that were dry docked in 2013 had an ECDIS installed and our officers have been sent to specific training courses.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the Maritime Transportation Act of 2002 (or MTSA) came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code.  The ISPS Code is designed to protect ports and international shipping against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel's flag state.

Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

Inspection by Classification Societies

Every large, commercial seagoing vessel must be "classed" by a classification society.  A classification society certifies that a vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the vessel's country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

Our FSRUs, except for the NR Satu, are "classed" as LNG carriers with the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation.  The reference to "vessels" in the following, also apply to our FSRUs.  For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance.  Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a "condition of class" which must be rectified by the shipowner within prescribed time limits.  The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state.  These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

The FSRU, the NR Satu has a dual class (Det Norske Veritas and the Indonesian BKI) with class notation +OI Floating Offshore LNG Regasification Terminal, REGAS, POSMOOR. The unit is without a propulsion system and is permanently moored without the ability to trade as LNG carrier.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies.  The Golar Mazo is certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas.  Both being members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently "in class."

In-House Inspections

Golar Wilhelmsen, our ship manager, carries out inspections of the vessels on a regular basis; both at sea and when the vessels are in port, while we carry out inspection and vessel audits to verify conformity with manager's reports.  The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.  Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us.  This discussion is based upon provisions of the Code as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect.  Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.  The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements.  We are organized under the laws of the Republic of the Marshall Islands.  The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we expect to earn.  Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries) is and will be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

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

The Net Basis Tax and Branch Profits Tax.  If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States.  In addition, if we earn income from regasification or storage of LNG within the territorial seas of the United States, such income may be treated as Effectively Connected Income.  Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation or vessel leasing, and none of our regasification or storage activities occur within the territorial seas of the United States.  As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage will be treated as Effectively Connected Income.  However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from regasification or storage activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

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

Taxation of United Kingdom Incorporated Subsidiaries.  Each of our subsidiaries that is incorporated in the United Kingdom will be regarded for the purposes of the United Kingdom Corporation Tax Acts as being resident in the United Kingdom and will be liable to United Kingdom corporation tax on its worldwide income and chargeable gains, regardless of whether this income or gains are remitted to the United Kingdom.  The generally applicable rate of United Kingdom corporation tax is 21.0% from April 1, 2014.  Our United Kingdom incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken.  There is currently no United Kingdom withholding taxes on distributions made to us.

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

Brazil may levy tax on the importation of goods and assets into Brazil.  However, under the agreements with Petrobras, Petrobras is responsible for these taxes so long as we provide the proper documentation and take the necessary measures in order to clear the vessel and spare parts for importation and customs clearance.  Consequently, we do not expect to be liable for any taxes on the importation of goods or assets into Brazil.

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

However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or the invalidity of certain stipulated tax assumptions.

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

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner.  Our general partner is a subsidiary of Golar, which is a Bermuda exempted company.  Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2013.

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $32.1 million and $35.7 million as of December 31, 2013 and 2012, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured against the $175 million NR Satu facility.

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

References in this Annual Report to our "initial fleet" refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our IPO.  The entities that own the vessels in our initial fleet were acquired in transactions deemed to be a reorganization of entities under common control and have, therefore, been recorded at Golar’s book values.  The historical financial statements for periods prior to the completion of our initial public offering on April 13, 2011, which results are discussed below, have been carved out of the consolidated financial statements of Golar, which operated the vessels in our initial fleet for periods prior to our IPO.

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the NR Satu, respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. The Golar Freeze, the NR Satu and the Golar Grand are referred to herein collectively as the "Dropdown Predecessor". These transactions were also deemed to be a reorganization of entities under common control.

Under the Partnership Agreement, our general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, Golar no longer retains the power to control our board and, hence, the Partnership. As a result, we are no longer considered to be under common control with Golar, and as a consequence, from December 13, 2012, we no longer account for vessel acquisitions from Golar as transfer of equity interests between entities under common control.

In February 2013, we acquired from Golar 100% interests in the subsidiary that owns and operates the LNG carrier, the Golar Maria, which we accounted for as an acquisition of a business. Accordingly, the results of the Golar Maria are consolidated into our results from the date of her acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria prior to her acquisition.

Our financial position, results of operations and cash flows reflected in our consolidated and combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

Background and Overview

We were formed by Golar in 2007, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  Our fleet currently consists of five FSRUs and four LNG carriers.  We expect to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

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

Significant Developments in 2013 and Early 2014

Equity offerings
In February 2013, we completed our third follow-on public offering, in which we sold a total of 3,900,000 common units at a price of $29.74 per common unit. In addition, our general partner contributed approximately $2.6 million to us to maintain its 2.0% general partner interest in us. Simultaneously, we also closed a private placement of 416,947 common units to Golar at a price of $29.74 per common unit. We received total net proceeds of $130 million from the public offering, the concurrent private placement and the general partner's contribution (together, the February 2013 Equity Offerings).
In December 2013, we completed our fourth follow-on equity offering, in which we sold a total of 5,100,000 common units at a price of $29.10 per common unit. In addition, our general partner, contributed $3.0 million to us to maintain its 2.0% general partner interest in us. We received total net proceeds of $150.3 million from the public offering and the general partner's contribution (together, the December 2013 Equity Offerings). Concurrent to this, Golar, as a selling unitholder, realized part of its stake in the Partnership by selling 3.4 million common units representing limited partner interests in us.
Acquisitions

In February 2013, we acquired from Golar interests in the company that owns and operates the Golar Maria, which is currently operating under a time charter with Eni that expires in December 2017, for a total purchase price of approximately $215.0 million less assumed debt of $89.5 million. The acquisition of the Golar Maria was financed by the proceeds from the February 2013 Equity Offerings.

In March 2014, we acquired from Golar interests in the company that owns and operates the Golar Igloo, which is currently operating under a time charter with KNPC that expires in December 2018, for a total purchase price of approximately $310.0 million less assumed debt of $161.3 million. The acquisition of the Golar Igloo was financed by the proceeds from the December 2013 Equity Offerings.

Our Charters

We generate revenues by chartering FSRUs and LNG carriers to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, such as an inflation adjustment.

As of March 31, 2014, the average remaining term of our existing long-term time charters was approximately seven years for our FSRU vessels, subject to certain termination and purchase rights, and five years for our LNG carriers.

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

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain which reflect the variability in the supply and demand for LNG carriers.  The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport.  During the last cycle, an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012.  Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result.  Since then, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment.  Subsequent to this, the pace of newbuild LNG carrier deliveries has outstripped the supply of new LNG liquefaction, and we expect this to continue through to 2015.  Hire rates and utilization will continue to be volatile over this time frame.  From 2016, the arrival of substantial new LNG volumes is expected to absorb the built-up surplus of LNG carriers and result in increasing hire rates and utilization of vessels exposed to the market at this time.  This expectation is predicated on an observed reduction in LNG carrier orders which if sustained even over a relatively short period will result in insufficient carriers in the market to move the LNG volumes expected to deliver.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Prior to December 13, 2012, our financial results reflect the results of the FSRUs, the Golar Freeze and the NR Satu, and the LNG carrier, the Golar Grand, acquired from Golar, for all periods during which such vessels were under common control.  Our acquisitions of the Golar Freeze, the NR Satu and the Golar Grand in October 2011, July 2012 and November 2012, respectively, were deemed to be business acquisitions between entities under common control.  Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of the Golar Freeze, the NR Satu and the Golar Grand. From December 13, 2012, we are no longer under common control of Golar, therefore, commencing with the acquisition of the Golar Maria in February 2013, we no longer retroactively adjust our historical financial results, thus, future results will be less comparable following future acquisitions.

•
The NR Satu did not generate revenues during the period of her retrofitting and is being operated in a substantially different manner than she had in the past.  The NR Satu was in lay up during her long-term charter with BG Group in August 2009 until the end of 2010, prior to transitioning and entry into the shipyard in March 2011 to undergo retrofitting for FSRU service. The NR Satu completed her FSRU retrofitting in April 2012 and commenced FSRU service under her long-term charter with PTNR in May 2012. The NR Satu did not earn revenues while undergoing retrofitting in the shipyard.

•
We intend to increase the size of our fleet by making other acquisitions.  Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs and LNG carriers under long-term time charters.  Please read "—Significant Developments in 2013 and Early 2014" above for further details about our prior acquisitions. Golar has a fleet of ten newbuild LNG carriers, two of which have been delivered in the second half of 2013 and the remaining to be delivered in 2014 to 2015, and two FSRUs (following our acquisition of the Golar Igloo from Golar in March 2014), one of which delivers in the second half of 2014 and is already subject to a long-term time charter, which are potential acquisitions in the event Golar secures long-term charters for these vessels. We may need to issue additional equity or incur additional indebtedness to fund additional vessels that we purchase.

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

•
Prior to December 13, 2012, our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs.  The administrative costs included in our historical results of operations have been determined by allocating Golar’s administrative costs to us based on the size of our fleet in relation to the size of Golar’s fleet.  These allocated costs may not be indicative of our future administrative costs.  Under the management and administrative services agreement that we have entered into with Golar Management, Golar Management provides significant administrative, financial and other support services to us.  We reimburse Golar Management for costs and expenses incurred in connection with the provision of the services under that agreement.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us.

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

•
Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of some of our derivative instruments is included in our net income as some of our derivative instruments are not designated as hedges for accounting purposes.  These changes may fluctuate significantly as interest rates fluctuate.  Please read Note 23 in the notes to our consolidated and combined financial statements.  The unrealized gains or losses relating to the change in fair value of our derivatives do not impact our cash flows.

•
The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2013, 2012 and 2011, we had 128, 21 and 21 off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially. The material impact of off-hire time on our business and results of operations is discussed below.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, including our ability to acquire additional vessels from Golar or from third parties;

•	our ability to maintain good relationships with our seven existing customers and our future customers and to increase the number of our customer relationships;

•	increased demand for LNG shipping services, including floating storage and regasification services;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	the effective and efficient technical management of our vessels;

•	Golar’s ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

Voyage and Commission Expenses.  Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our customers under our time charters.  However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking, which expenses will be payable by us.  We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time.

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

Administrative Expenses.  Administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses.  Prior to December 13, 2012, certain administrative expenses (including Golar’s stock-based compensation) have been principally carved out from the administrative expenses of Golar on the basis of Golar’s number of vessels.  Administrative expenses also include a small amount of direct costs such as professional fees.

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

Impairment of Long-Lived Assets.  Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  We estimate those future cash flows based on the existing service potential of our vessels.  As of December 31, 2013, we did not perform an impairment test as no trigger events have been identified.  However, in the event there were triggering events identified, we follow a traditional present value approach, whereby a single set of future cash flows is estimated.  If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  Since our inception, our vessels have not been impaired.

Other Financial Items.  Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, amortization of deferred financing costs, market valuation adjustments for interest rate swap derivatives, foreign exchange gains/losses and foreign currency derivatives. The market valuation adjustment for our interest rate and foreign currency derivatives may have a significant impact on our results of operations and financial position although it does not materially impact our short-term liquidity unless we terminate these swaps before their maturity.  Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations.  Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements.  Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

Customers

In the years ended December 31, 2013, 2012 and 2011, revenues from the following customers accounted for over 10% of our revenues:

	2013		2012		2011
	(dollars in thousands)
Petrobras	$85,899	26%	$92,952	32%	$93,741	41%
DUSUP	48,029	15%	48,328	17%	47,054	21%
Pertamina	37,302	11%	37,300	13%	37,829	17%
BG Group	66,341	20%	66,148	23%	25,101	11%
PTNR	65,478	20%	41,902	15%	—	—%
Gas Natural Aprovisionamientos SDG S.A.	—	—%	—	—%	21,474	10%

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  It is anticipated that insurance costs, which have risen considerably over the last three years, will continue to rise over the next few years.  LNG transportation is a specialized area and the number of vessels is increasing.  Therefore, there has been an increased demand for qualified crew, which has and will continue to put inflationary pressure on crew costs.  Only vessels on full cost pass-through charters would be fully protected from crew cost increases.  The impact of these increases will be mitigated to some extent by the following provisions in our existing charters:

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

•	The Golar Freeze and the NR Satu time charters provides for annual adjustments to the operating expense component of the charter hire rate as necessary to take into account cost increases.

 A.            Operating Results

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

	Year Ended December 31,
	2013	2012	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$329,190	$286,630	$42,560	15%
Vessel operating expenses	52,390	45,474	6,916	15%
Voyage and commission expenses	5,239	4,471	768	17%
Administrative expenses	5,194	7,269	(2,075)	(29)%
Depreciation and amortization	66,336	51,167	15,169	30%
Interest income	1,097	1,797	(700)	(39)%
Interest expense	(43,195)	(38,090)	(5,105)	13%
Other financial items	(1,661)	(5,389)	3,728	(69)%
Taxes	(5,453)	(9,426)	3,973	(42)%
Net income	150,819	127,141	23,678	19%
Non-controlling interest	(9,523)	(10,723)	1,200	(11)%
TCE (to the closest $100)	117,800	116,700	1,100	1%
Average daily vessel operating costs	18,172	17,749	423	2%

Operating days: During the year ended December 31, 2013, our total operating days increased to 2,751 days, compared to 2,408 days in 2012, as a result of the acquisition of the Golar Maria in February 2013, partially offset by the impact of the scheduled drydockings of the Golar Spirit, the Golar Winter and the Methane Princess in 2013.

Operating revenues: Total operating revenues increased by $42.6 million to $329.2 million for the year ended December 31, 2013 compared to $286.6 million in 2012. This is primarily due to:

•	$26.1 million of revenue contribution for the Golar Maria following her acquisition in February 2013;

•
a full year of revenues of the NR Satu, as compared to approximately eight months for the same period in 2012, following her retrofit to an FSRU and the commencement of her long-term charter with PTNR in May 2012 which resulted in additional revenues of $23.6 million in 2013; and

•
$2.7 million additional revenues arising from the increased hire rates under the Petrobras charters (in accordance with charterer’s bi-ennial review to reflect inflation increases) with respect to the Golar Winter and the Golar Spirit, effective from April 2013 and increased hire rates for the Golar Winter from August 2013 pursuant to the completion of her modification works in July 2013.

These were partially offset by a decrease in operating revenues of $14.9 million arising from the scheduled drydockings of the Golar Spirit, the Golar Winter and the Methane Princess.

Time charter equivalent earnings:

	Year Ended December 31,
	2013	2012	Change	% Change
Calendar days less scheduled off-hire days	2,751	2,417	334	14%
Average daily TCE (to the closest $100)	$117,800	$116,700	$1,100	1%

The increase of $1,100 in the average daily time charter equivalent rate, or TCE, for the year ended December 31, 2013 to $117,800 compared to $116,700 in 2012, is primarily as a result of the NR Satu's additional revenues representing a full year of revenues compared to only eight months for the same period in 2012 at higher than average rate and increase in hire rates under the Petrobras' charters as described above, largely offset by the Golar Maria's lower than average daily TCE. Whilst the revenue contribution from the Golar Maria was lower, because she is operating as an LNG carrier (impacting the average daily TCE), her corresponding vessel operating expenses were also lower.

Vessel operating expenses: The increase of $6.9 million in vessel operating expenses to $52.4 million for the year ended December 31, 2013, as compared to $45.5 million in 2012, was principally due to:

•	incremental operating costs relating to the Golar Maria of $4.6 million since her acquisition in February 2013;

•
increase in ship management fees by $1.9 million as a result of the agreed upward adjustment effective from January 2013 as recharged by Golar to us for the provision of technical and commercial management of our vessels;

•
the NR Satu being fully operational as an FSRU for the year ended December 31, 2013, as compared to approximately eight months for the same period in 2012 when she was undergoing her FSRU retrofitting; and

•	unscheduled maintenance work on the Golar Grand resulting in higher repairs and maintenance costs in 2013.

Accordingly, average daily vessel costs for the year ended December 31, 2013 was $18,172, compared to $17,749 in 2012.

Voyage and commission expenses: Voyage and commission expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs, charterhire expenses and brokers' commissions. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.  Voyage and commission expenses increased by $0.8 million to $5.2 million for the year ended December 31, 2013 compared to $4.5 million in 2012 due to (i) the Golar Winter, the Golar Mazo and the Methane Princess incurring positioning costs to and from the shipyard at our cost for their scheduled drydockings in April 2013; and (ii) a full year of brokers' commissions compared to eight months in the same period in 2012 relating to the NR Satu following the commencement of her charter in May 2012.

Administrative expenses: Administrative expenses decreased by $2.1 million, to $5.2 million for the year ended December 31, 2013, compared to $7.3 million in 2012.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the year ended December 31, 2013 and 2012, we incurred charges of $2.6 million and $2.9 million, respectively. Furthermore, in relation to the Dropdown Predecessor, for the historic periods prior to the acquisition of the NR Satu and the Golar Grand in 2012, administrative expenses were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion was allocated to us based on Golar's fleet size which amounted to $1.4 million for the year ended December 31, 2012. The balance of administrative expenses amounting to $2.6 million and $3.0 million for the years ended December 31, 2013 and 2012, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and Amortization: Depreciation and amortization increased by $15.2 million to $66.3 million for the year ended December 31, 2013, compared to $51.2 million in 2012 primarily due to (i) depreciation of the Golar Maria following her acquisition in February 2013; (ii) amortization of the higher capitalized drydocking costs of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess pursuant to the completion of their drydockings during the year ended December 31, 2013; (iii) amortization of the cost of modification works of the Golar Winter pursuant to the completion of her agreed modification in July 2013; and (iv) a full year's depreciation in 2013 compared to approximately eight months for the FSRU retrofitting expenditure relating to the NR Satu following the completion of her retrofitting in April 2012.

Interest income: Interest income decreased by $0.7 million to $1.1 million for the year ended December 31, 2013, compared to $1.8 million for the same period in 2012. This was mainly due to the decrease in LIBOR rates. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $5.1 million to $43.2 million for the year ended December 31, 2013, compared to $38.1 million for the same period in 2012. This was principally due to:

•
the acquisition of the NR Satu in mid-July 2012, which was originally financed with a vendor financing loan at the time of the acquisition. This was subsequently repaid in December 2012 with the proceeds from the NR Satu debt facility. Accordingly, the NR Satu-related interest expense increased by $1.0 million to $5.9 million for the year ended December 31, 2013, compared to the same period in 2012. This was largely due to the recognition of only 5.5 months of interest expense on the NR Satu-related debt during 2012, in contrast to a full year in 2013;

•
the impact of the new Golar Partners Operating facility secured against the Golar Grand and the Golar Winter, entered into in June 2013. The new facility is larger and accrues interest at a higher rate than the two leases it replaces;

•
we incurred an additional $1.1 million of interest expense on the Golar Maria facility and an additional $2.2 million of interest expense on the related interest rate swap which we assumed upon acquisition of the Golar Maria in February 2013; and

•
in relation to our Dropdown Predecessor, for the historic periods prior to acquisition of the NR Satu and the Golar Grand in 2012, we recognized $0.6 million of carve-out adjustments compared to $nil in 2013. Please read Note 20 in the notes to our consolidated and combined carve-out financial statements for a description of these loans.

Other financial items:

	Year Ended December 31,
	2013	2012	Change	% Change
	(dollars in thousands)
Mark-to-market gains for interest rate swaps	$12,845	$1,328	$11,517	867%
Interest expense on un-designated interest rate swaps	(8,188)	(6,609)	(1,579)	24%
Unrealized and realized gains/(losses) on interest rate swaps	4,657	(5,281)	9,938	(188)%
Net foreign currency adjustments for retranslation of lease related balances and mark-to-market adjustments for the Golar Winter Lease related currency swap derivative	2,245	1,602	643	40%
Amortization of deferred financing costs	(5,828)	(1,123)	(4,705)	419%
Other	(2,735)	(587)	(2,148)	366%
Other financial items, net	$(1,661)	$(5,389)	$3,728	(69)%

Net realized and unrealized gains (losses) on interest rate swap agreements. Net realized and unrealized gains/(losses) on interest rate swaps resulted in a net gain of $4.7 million for the year ended December 31, 2013, compared to a net loss of $5.3 million in 2012. A key factor contributing to the net unrealized and realized gain of $4.7 million for the year ended December 31, 2013 is the increase in long-term swap rates during 2013.

As of December 31, 2013, our interest rate swaps portfolio had a notional value of $997.6 million (excluding the cross-currency interest rate swap), 29% of which qualified for hedge accounting. Accordingly, a further $5.5 million unrealized gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the year ended December 31, 2013.

We are also party to a cross currency interest rate swap with a notional value of $227.2 million, which was designated as a cash flow hedge. A $1.1 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2013.

Included within net realized and unrealized gains and losses for the year ended December 31, 2013 and 2012, are $nil and a net gain of $0.1 million, respectively, representing amounts carved out from Golar and allocated to us on the basis of our proportion of Golar’s debt (relating to our Dropdown Predecessor in respect of the NR Satu and the Golar Grand).

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses. Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred a net foreign exchange gain of $2.2 million and $1.6 million for the years ended December 31, 2013 and 2012, respectively. This is mainly due to the appreciation of the US dollar against the British Pounds in the six month period through to June 2013 when the Golar Winter lease and the related foreign currency swap were terminated.

Amortization of deferred financing costs. Amortization of deferred financing costs increased by $4.7 million to $5.8 million for the year ended December 31, 2013 compared to $1.1 million in 2012. This was principally due to the recognition of higher amortization expense in respect of deferred financing costs arising on our high-yield bonds, which were issued in October 2012 and the NR Satu facility, which was entered into in December 2012, and additional amortization expenses on the $275 million Golar Partners Operating credit facility entered into in June 2013. In 2012, we recognized approximately two months of amortization of deferred financing costs arising on our high yield bonds and a week on the NR Satu facility. There was no comparable cost on the Golar Partners Operating credit facility in 2012.

Other items. Other items represent, among other things, bank charges, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts. Included within other items for the year ended December 31, 2013 are commitment fees on the Golar Partners Operating credit facility of $1.2 million. In addition, included within other items in 2012 is a $0.6 million foreign exchange gain representing amounts carved out from Golar.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its charter with PTNR. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or an invalidity of certain stipulated tax assumptions.

Net income: As a result of the foregoing, we earned net income of $150.8 million and $127.1 million for the years ended December 31, 2013 and 2012, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$286,630	$225,452	$61,178	27%
Vessel operating expenses	45,474	39,212	6,262	16%
Voyage and commission expenses	4,471	785	3,686	470%
Administrative expenses	7,269	8,235	(966)	(12)%
Depreciation and amortization	51,167	45,316	5,851	13%
Interest income	1,797	1,640	157	10%
Interest expense	(38,090)	(19,581)	(18,509)	95%
Other financial items	(5,389)	(18,521)	13,132	(71)%
Taxes	(9,426)	(45)	(9,381)	20,847%
Net income	127,141	95,397	31,744	33%
Non-controlling interest	(10,723)	(9,863)	(860)	9%
TCE (to the closest $100)	116,700	103,600	13,100	13%
Average daily vessel operating costs	17,749	15,347	2,402	16%

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

Operating Revenues:  Operating revenues increased by $61.2 million to $286.6 million for the year ended December 31, 2012, compared to $225.5 million in 2011, primarily as a result of:

•
$41.9 million of additional revenue in 2012 representing approximately 8 months of revenues of the NR Satu following her successful retrofit to an FSRU and commencement of her long-term charter with PTNR from May 2012. There were no corresponding revenues in 2011 as the NR Satu was principally undergoing her FSRU retrofitting; and

•
$19.1 million of additional revenues from the Golar Grand in 2012 as compared to 2011 due to a higher charter rate under its current time charter with BG Group which started in the fourth quarter of 2011 compared to when it was trading on the spot market in 2011.

The above are partially offset by a decrease in operating revenues of $2.0 million arising from the impact of the Golar Spirit's planned off-hire from December 11, 2012, when the vessel commenced its first drydock as an FSRU.

Time charter equivalent earnings:

	Year Ended December 31,
	2012	2011	Change	% Change
Calendar days less scheduled off-hire days	2,417	2,169	248	11%
Average daily TCE (to the closest $100)	$116,700	$103,600	$13,100	13%

The increase of $13,100 in average daily TCEs for the year ended December 31, 2012 to $116,700, compared to $103,600 in 2011, is primarily due to the commencement of the NR Satu's charter to PTNR, the Golar Grand's improved charter rate in 2012 and the increase in hire rates under the Petrobras charters for the Golar Spirit and the Golar Winter which was effective for the full year 2012 compared to nine months in 2011.

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

Voyage Expenses:  Voyage expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs and charter-hire expenses. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.  Voyage expenses increased by $3.7 million to $4.5 million for the year ended December 31, 2012, compared to $0.8 million in 2011.  The increase was due to (i) the Golar Spirit incurring positioning costs from Brazil to the shipyard at our cost for its drydocking which commenced in December 2012, and (ii) brokers' commissions relating to the NR Satu following commencement of its charter in May 2012. We incurred no comparable cost in 2011 in respect of the NR Satu, as she was undergoing retrofitting.

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

Depreciation and amortization:  Depreciation and amortization expense increased by $5.9 million to $51.2 million for the year ended December 31, 2012, compared to $45.3 million in 2011 mainly due to the commencement of depreciation relating to the NR Satu FSRU retrofitting expenditures following the completion of her retrofitting in April 2012.

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

Other financial items:

	Year Ended December 31,
	2012	2011	Change	% Change
	(dollars in thousands)
Mark-to-market gains/(losses) for interest rate swaps	$1,328	$(9,427)	$10,755	(114)%
Interest expense on un-designated interest rate swaps	(6,609)	(5,788)	(821)	14%
Unrealized and realized gains/(losses) on interest rate swaps	(5,281)	(15,215)	9,934	(65)%
Net foreign currency adjustments for retranslation of lease related balances and mark-to-market adjustments for the Golar Winter Lease related currency swap derivative	1,602	(1,235)	2,837	(230)%
Other	(1,710)	(2,071)	361	(17)%
Other financial items, net	$(5,389)	$(18,521)	$13,132	(71)%

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

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our Petrobras long-term charters and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to our long-term charter with PTNR. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or an invalidity of certain stipulated tax assumptions. Accordingly, the increase of $9.4 million in income taxes for the year ended December 31, 2012 was primarily due to $7.4 million tax expense relating to our Indonesian subsidiary; and $1.5 million from the decrease in the offsetting credits, from a credit of $2.4 million in 2011 to $0.9 million in 2012 , relating to the amortization of deferred tax benefit on intra-group transfers in relation to the Golar Freeze and NR Satu which were carved out from the results of Golar for the period prior to their acquisition dates.

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

As of December 31, 2013, our cash and cash equivalents, including restricted cash and short-term investments, was $127.6 million and we had access to undrawn borrowing facilities of $155 million. Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans and capital leases which would otherwise be paid out of our cash balances.  Since December 31, 2013, significant transactions impacting our cash flows include:

•	In February 2014, we paid a cash distribution of $0.52 per unit ($34.0 million in the aggregate) with respect to the quarter ended December 31, 2013;

•
In March 2014, we acquired interests in the company that owns and operates the Golar Igloo, from Golar for a purchase price of $310 million, which was financed by our assumption of $161.3 million of debt relating to the vessel, drawdowns of $90 million from our existing revolving credit facilities which we prepaid in December 2013 and the net proceeds from our December 2013 Equity Offerings; and

•	We made $19.2 million of scheduled debt repayments and paid interest on our high-yield bonds of $7.4 million.

As of December 31, 2013, the Partnership’s current liabilities exceeded current assets by $104.7 million. Included within current liabilities as of December 31, 2013, are (i) mark-to-market valuations of swap derivatives of $31.9 million. The swaps mature between 2014 and 2020 and we have no intention of terminating these swaps before their maturity and hence realizing these liabilities; (ii) deferred drydocking and operating cost revenue of $17.9 million, which relates to charterhire received in advance from our charterers, thus, no cash outflows are expected in respect of these liabilities; and (iii) a debt facility in respect of the Golar Maria of $84.5 million that matures in December 2014 and is, therefore, presented as current debt. We are currently in discussions with several lending banks to refinance this facility ahead of its expiration. We have not in the past experienced significant difficulties in our ability to refinance our credit facilities, and we do not anticipate that we will have significant difficulties refinancing the Golar Maria facility prior to its expiration.

Following an intense program of drydockings in 2013, the next scheduled drydockings are not due until late 2014 or early 2015. Therefore, we expect improved operating results for 2014. Accordingly, as of April 25, 2014, we believe our current resources, including our undrawn credit facilities of $65 million, are sufficient to meet our working capital requirements for at least the next twelve months.

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Net cash provided by operating activities	$148,679	$189,343	$156,972
Net cash used in investing activities	(84,052)	(78,798)	(102,881)
Net cash used in financing activities	(27,854)	(93,436)	(58,431)
Net increase (decrease) in cash and cash equivalents	36,773	17,109	(4,340)
Cash and cash equivalents at beginning of year	66,327	49,218	53,558
Cash and cash equivalents at end of year	103,100	66,327	49,218

In addition to our cash and cash equivalents noted above, as of December 31, 2013, we had short-term restricted cash and investments of $24.5 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for, and over time are used to repay lease and loan obligations. As of December 31, 2013, our long-term restricted cash balances amounted to $145.7 million and represented security for our Methane Princess capital lease obligation. They will be released over time in connection with the repayment of our lease obligation.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $148.7 million, $189.3 million and $157.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Cash provided by operating activities decreased by $40.7 million to $148.7 million for the year ended December 31, 2013, compared to $189.3 million in 2012. This was primarily due to the following:

•	decrease in operating revenues of $12.8 million in 2013 arising from off-hire days incurred in connection with four scheduled drydockings during 2013 compared to one in 2012;

•	increase in drydocking expenditure by $42.7 million due to four scheduled drydockings in the year ended December 31, 2013 compared to only one in the comparative period in 2012; and

•	higher interest costs in 2013 associated with the borrowings under the NR Satu facility, the assumed Golar Maria facility from February 2013 and the Golar Partners Operating credit facility.

The decrease was partially offset by an improvement in overall trading through the contributions from: (i) the NR Satu earning revenues for the full year in 2013 as compared to approximately eight months in 2012 following the commencement of her charter in May 2012; (ii) the Golar Maria, following her acquisition in February 2013; (iii) the increased hire rates under the Petrobras charters (in accordance with charterer's bi-ennial review to reflect inflation increases) with respect to the Golar Winter and the Golar Spirit, effective from April 2013; and (iv) increased hire rates for the Golar Winter from August 2013 pursuant to the completion of her modification works in August 2013.

The increase of $32.4 million in 2012, compared to 2011, was primarily due to (i) the contribution from the NR Satu as she commenced her time charter to PTNR from May 2012 following the completion of her FSRU retrofitting in April 2012; and (ii) the Golar Grand operating at improved charter rates in 2012 compared to 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities of $84.1 million in 2013 was primarily due to the $119.9 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Maria in February 2013 and additions to vessels and equipment relating to the Golar Winter modification. This was partially offset by the release of the restricted cash relating to the Golar Grand lease following the termination of the lease in June 2013 and the release of restricted cash deposits relating to the Mazo facility which matured in June 2013.

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

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease financings and contributions from owners, partially offset by debt repayments and repayments of invested equity.

Net cash used in financing activities during the year ended December 31, 2013 of $27.9 million was primarily due to the following:

•	net proceeds from the February 2013 and December 2013 Equity Offerings, which together raised $280.6 million;

•
proceeds of $230 million drawn from the new Golar Partners $275 million credit facility in connection with the refinancing of the Golar Winter and the Golar Grand in June 2013 to acquire the legal title of these vessels.  The proceeds were put towards settling the termination sums payable of $251 million on the Golar Winter and Golar Grand Leases (including the related Golar Winter currency swap);

•	draw down and the subsequent repayment of the $20 million sponsor credit facility;

•	repayment of long-term debt and lease obligations of $152.2 million; and

•	payment of cash distributions during the year of $130.5 million (of which $10.6 million refers to distributions to our non-controlling interests).

Net cash used in financing activities during the year ended December 31, 2012 of $93.4 million was mainly due to the following:

•payment of cash distributions to our unitholders during the year of $77.6 million;

•	proceeds from the July 2012 Equity Offerings and November 2012 Equity Offerings of $401.9 million;

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

Borrowing Activities

Long-Term Debt.  As of December 31, 2013  and 2012, our long-term debt consisted of the following:

	December 31,
	2013	2012
	(in thousands)
Mazo facility	$—	$13,521
Golar Maria facility	84,525	—
High-yield bonds	214,100	233,804
Golar LNG Partners credit facility	160,500	247,500
Golar Partners Operating credit facility	215,000	—
Golar Freeze facility	74,646	89,647
NR Satu facility	140,700	155,000
Total	$889,471	$739,472

Our outstanding debt of $889.5 million as of December 31, 2013, is repayable as follows:

Year Ending December 31,	(in thousands)

2014	$156,363
2015	99,782
2016	62,550
2017	276,651
2018	230,942
2019 and thereafter	63,183
Total	$889,471

As of December 31, 2013, the margins we pay under our bank loan agreements are above LIBOR at a fixed or floating rate ranging from 0.95% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The Mazo facility matured in June 2013 and the corresponding restricted cash balances were released to cash.

Golar Maria Facility

The Golar Maria facility is secured against the Golar Maria and was assumed by us upon the acquisition of the vessel from Golar in February 2013. The amount originally drawn down under the facility was $120 million, but the balance outstanding under the facility at the date of acquisition was $89.5 million. The Golar Maria facility bears interest at LIBOR plus a 0.95% margin and is repayable in quarterly installments with a final balloon payment of $80.8 million due in December 2014. As of December 31, 2013, we had $84.5 million of borrowings outstanding under the Golar Maria facility, which is currently captured within "Current liabilities" in the consolidated balance sheet. We expect to refinance this facility ahead of its expiration.

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds were in denominations of NOK 1 million each. The bonds bear interest at a rate equal to 3 months NIBOR plus a margin of 5.20% payable quarterly. The aggregate principal amount of the bonds was equivalent to approximately $227 million at the time they were issued. All interest and principal payments on the bonds were swapped into U.S. dollars, having the effect of fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze. The bonds were listed on Oslo Bors in December 2012. The bonds were not allowed to be purchased and are not allowed to be transferred to investors located in the U.S. or U.S. persons except to Qualified Institutional Buyers within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended.

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

The financial covenants under the bond agreement require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $25 million from July 1, 2013 to June 30, 2014, increasing to $30 million from July 1, 2014 until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

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

The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin of 1.15%.  The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2013, we had an undrawn balance of $65 million on this revolving credit facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

As of December 31, 2013 and 2012, we had long-term debt outstanding of $160.5 million and $247.5 million, respectively, under the Golar LNG Partners credit facility.

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

Golar Partners Operating Credit Facility

In June 2013, we entered into a new five year, $275 million loan facility with a banking consortium in connection with the refinancing of our lease financing arrangements in respect of two vessels: the Golar Winter and the Golar Grand. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility. As of December 31, 2013, the Partnership had an undrawn balance of $50 million under the revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3%. As of December 31, 2013, the Partnership had $215.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

The Golar Partners Operating credit facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•	enter into mergers, de-mergers, consolidation or corporate reconstruction;

•	change the general nature of our business;

•	terminate or materially amend the Golar Winter and the Golar Grand charters;

•	reduce our capital;

•	acquire or own certain additional assets;

•	incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness;

•	sell or dispose of all or a substantial part of our assets or operations; or

•	enter into any transaction with related parties other than on an arms' length basis.

The Golar Partners Operating credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Furthermore, we are required under the credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Golar Winter and the Golar Grand and maintain the vessels’ class certifications with no material overdue recommendations.

The financial covenants under the Golar Partners Operating credit facility require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $25 million from July 1, 2013 to June 30, 2014, rising to $30 million from July 1, 2014 until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $123.95 million.

Golar Freeze Credit Facility

In June 2010, Golar Freeze Holding Co., a subsidiary of Golar, entered into a $125 million credit agreement with a syndicate of banks, led by DnB NOR Bank ASA as security agent, to refinance conversion costs of the Golar Freeze (or the Golar Freeze credit facility).  The loan is secured against the Golar Freeze. In connection with our acquisition of the Golar Freeze, we assumed all obligations under the Golar Freeze credit facility.  As of December 31, 2013 and 2012, there was $74.6 million and $89.6 million of borrowings outstanding under the Golar Freeze credit facility, respectively.

The Golar Freeze credit facility bears interest at a floating rate of LIBOR plus a margin of 3% and the additional cost (as defined in the facility), if any.  The facility is split into two tranches, the commercial loan facility and the Exportfinans ASA loan facility. Exportfinans ASA acted as a lender with a guarantee from Garanti-institute for Eksportkredit (or GIEK).  Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015.  The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment in June 2018.  This tranche is required to be repaid if the commercial tranche is not refinanced. The Golar Freeze credit facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of December 31, 2013, the value of the deposit secured against the loan was $8.8 million.

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

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a 7 year, $175.0 million secured loan facility (or the NR Satu facility). The NR Satu facility is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis starting on February 28, 2013 with a final balloon payment of $52.5 million payable after 7 years. As of December 31, 2013, we had not borrowed under the $20 million revolving facility. The NR Satu facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of December 31, 2013, the value of the deposit secured against the loan was $10.0 million.

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

The NR Satu facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the NR Satu facility require us to ensure that as of the end of each quarterly period during and as of the end of each fiscal year, the debt service coverage ratio of PTGI is not less than 1.10:1. In addition, it requires us to ensure that the aggregate value of our free liquid assets is not less than $10 million, and net debt is not less than 6.5 times EBITDA.

Sponsor Credit Facility

In connection with our IPO, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility has a term of four years and is interest-free and unsecured.  As of December 31, 2013, the Partnership has an undrawn balance of $20 million available under the facility. The sponsor credit facility contains covenants that require us to, among other things:

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

Capital Lease Obligation.  As of December 31, 2013, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Year ending December 31, (in thousands)	Methane Princess Lease
2014	$7,754
2015	8,055
2016	8,361
2017	8,676
2018	9,022
2019 and thereafter	183,564
Total minimum lease payments	225,432
Less: Imputed interest	(66,424)
Present value of minimum lease payments	$159,008

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

The lease liability under the Methane Princess lease continues to increase until 2014 and thereafter decreases over the period to 2034, being the primary term of the lease.  The value of the deposit used to obtain a letter of credit to secure the Methane Princess lease as of December 31, 2013 was $151.4 million.

 For the Methane Princess lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR.  We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR.  This lease is therefore denominated in GBP. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligation.  The movement in the currency exchange rate between the U.S. Dollar and the GBP will affect our results.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the U.K. vessel lessor or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate our remaining U.K. tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels. Golar has agreed to indemnify us against any of these increased costs and obligations.

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

In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.  Various debt and lease agreements contain covenants that require compliance with certain financial ratios.  Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us. In addition, there are cross default provisions in most of our and Golar's loan and lease agreements.

In April 2013, we received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, our loan facilities affected by Golar's loss of control over the Partnership were amended in June 2013. As of December 31, 2013, we were in compliance with all covenants under our existing debt and lease agreements.

In addition to mortgage security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  As of December 31, 2013, we had interest rate swaps with a notional outstanding value of approximately $1,125 million (including swaps with a notional value of $227.2 million in connection with our high-yield bonds but excluding $100 million of forward starting swaps) representing approximately 128% of total debt and capital lease obligations, net of restricted cash. Whilst we were over-hedged at December 31, 2013, this has since normalized in March 2014 following the assumption of the debt associated with the Golar Igloo at dropdown and re-borrowing of funds from the revolving facilities we previously prepaid in December 2013. This hedging level also takes into account $130 million swaps maturing between April and May 2014. Our swap agreements have expiration dates between 2014 and 2020 and have fixed rates of between 0.92% and 6.49%.

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

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of vessels, we assess potential acquisition opportunities on a regular basis.  Pursuant to our omnibus agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration.  Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Drydocking

From now through to December 31, 2018, seven of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $50 million for drydocking and classification surveys on these vessels with approximately $38 million expected to be incurred in 2018.

This estimate excludes expected drydocking costs in respect of the Golar Mazo, which we will recover from the charterer during the period of her charter with Pertamina. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

The preparation of our consolidated and combined financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application.  Please read Note 2 (Summary of Significant Accounting Policies) of our consolidated and combined financial statements included elsewhere in this Annual Report.

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

Depreciation and Amortization

Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is related to the number of vessels we own or operate under long-term capital leases.  We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis, which we estimate at the start of 2014 to be approximately an average of 19 years for all eight vessels in our fleet (excludes the effect of the Golar Igloo acquired in March 2014).  The economic life for LNG carriers operated worldwide has generally been estimated to be 40 years.  However, the Golar Spirit, the Golar Freeze and the NR Satu have been converted into FSRUs and have been moored in sheltered waters where fatigue loads on their hulls are significantly reduced compared to loads borne in connection with operation in a worldwide trade pattern.  We believe that these factors support our estimate that the Golar Spirit, the Golar Freeze and the NR Satu will remain operational until they are 50 years old and will therefore have remaining useful economic lives of approximately 20 years each at the time their conversion into FSRUs were completed.  We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking.

Vessels and Impairment

Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  We estimate those future cash flows based on the existing service potential of our vessels.  As of December 31, 2013, we did not perform an impairment test as no trigger events have been identified.

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

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2013.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  However, we are not holding any of our vessels for sale.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

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

Capital Lease

As of December 31, 2013, we leased one vessel in respect of a refinancing transaction where we sold the vessel and subsequently leased the vessel from a UK financial institution that routinely enters into finance leasing arrangements.  We have accounted for this arrangements as a capital lease.  As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases.  In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases.  Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations.  To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

Our capital lease is ‘funded’ via a long-term cash deposit which closely matches the lease liability.  Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposit, and where differences arise this is funded by, or released to, available working capital.

We have also recorded a deferred credit in connection with this lease transaction.  The deferred credit represents the upfront cash inflow derived from undertaking financing in the form of a UK lease.  The deferred credit is amortized over the remaining economic life of the vessel to which the lease relates on a straight-line basis.  The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels.  If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g., on a change of tax law or adverse tax ruling), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances.  Golar has agreed to indemnify us against any increased costs related to the Methane Princess Lease.  We would be liable for these costs to the extent Golar is unable to indemnify us.

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

Recently Issued Accounting Standards

Adoption of new accounting standards

In December 2011, the Financial Accounting Standards Board ("FASB") amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of set-off associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The effect of this to our consolidated financial statements is included in note 23 to the financial statements.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on our consolidated financial statements.

In October 2012, the FASB amended several disclosure requirements of the FASB Accounting Standards Codification ("ASC") relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. The amendment did not have a material impact on our consolidated financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment resulted in additional disclosures in our consolidated and combined carve-out statement of comprehensive income.

In July 2013, the FASB amended ASC Topic 815 permitting the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury interest rates and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments shall be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We did not enter into any qualifying new or redesignated hedging relationships after July 17, 2013 up to the date of these consolidated financial statements and the adoption of this guidance did not have a material effect in our consolidated financial statements.

New accounting standards not yet adopted

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the impact of the adoption of this amended guidance.

In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits. This guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the adoption of this guidance to have a material impact on the financial statements.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see the section of Item 5 entitled “Market Overview and Trends.”

E.              Off-Balance Sheet Arrangements

At December 31, 2013, we do not have any off balance-sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2013:

	Total Obligation	Due in 2014	Due in 2015—2016	Due in 2017—2018	Due Thereafter
	(in millions)
Long-term debt	$889.5	$156.4	$162.3	$507.6	$63.2
Interest commitments on long-term debt - floating and other interest rate swaps (1)(2)	165.8	41.0	67.0	41.6	16.2
Capital lease obligations	159.0	—	1.1	2.6	155.3
Interest commitments on capital lease obligations (1)(3)	66.4	7.7	15.3	15.1	28.3
Other long-term liabilities (4)	—	—	—	—	—
Total	$1,280.7	$205.1	$245.7	$566.9	$263.0
__________________________________________

(1)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.78% and taking into account our various margin rates and interest rate swaps associated with each debt.  Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 5.2%.

(2)
As of December 31, 2013, we are over-hedged as our notional value of interest rate swap arrangements is greater than the principal of our debt, lease and net capital lease obligation. This was due to our entry into a number of swaps to replace those that are close to maturity.

(3)
In the event of any adverse tax rate changes or rulings our lease obligation could increase significantly (please read the discussion above under “—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations”).  However, Golar has agreed to indemnify us against any such increase.

(4)
Our consolidated balance sheet as of December 31, 2013 includes $17.9 million classified as “Other long-term liabilities” which represents deferred credits.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 25, 2014.  The business address for these individuals is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Tor Olav Trøim	51	Chairman of the Board of Directors
Hans Petter Aas	68	Director and Audit Committee Member
Kate Blankenship	49	Director and Audit Committee Member
Kathrine Fredriksen	30	Director
Paul Leand Jr.	47	Director and Conflicts Committee Member
Carl Steen	63	Director and Conflicts Committee Member
Bart Veldhuizen	47	Director, Conflicts Committee Member and Audit Committee Member
Georgina Sousa	64	Company Secretary

Tor Olav Trøim has served as our director and chairman of our board of directors since January 2009. Mr. Trøim has also been a director of Golar since September 2011, having previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar Energy. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He has also served as an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim has also been a director of Archer Limited since its incorporation in 2007. Mr. Trøim has also served as Vice-President and a director of Seadrill Limited (or Seadrill) since its inception in May 2005, chairman and director of Seadrill Partners LLC (or Seadrill Partners) since July 2012 and is currently a director of Oslo Stock Exchange listed companies: Golden Ocean (also listed on the Singapore Stock Exchange) and Marine Harvest ASA. He served as a director of Frontline Limited (or Frontline) from November 1997 until February 2008, and as a director of Archer Limited.

Hans Petter Aas has served on our board of directors since his appointment in March 2011.  Mr. Aas has served as a director of Golar since September 2008.  Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008.  He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.  Mr. Aas is also a director and Chairman of Ship Finance International Limited (or Ship Finance), a director of Knutsen NYK Offshore Tanker AS, Gearbulk Holding Ltd, JO Tankers AS, Solvang AS, Knutsen NYK Offshore Partners as well as Knighbridge Tankers.

Kate Blankenship has served on our board of directors since her appointment in September 2007.  Ms. Blankenship has served as a director of Golar since July 2003.  Ms. Blankenship also served as Company Secretary of Golar from its inception in 2001 until November 2005.  Ms. Blankenship has also been a director of Frontline since August 2003 and served as Chief Accounting Officer and Secretary of Frontline from 1994 and October 2005.    Ms. Blankenship has served as a director of Ship Finance International Limited since July 2003, Seadrill since May 2005, Golden Ocean Group Limited since November 2004, Archer Limited since August 2007, Seadrill Partners since June 2012 and Avance Gas Holdings Ltd since October 2013.  She is a member of the Institute of Chartered Accountants in England and Wales.

Kathrine Fredriksen was appointed to our board of directors in April 2013. Ms. Fredriksen served as a director of Golar from September 2008 to April 2013.  Ms. Fredriksen is a graduate of the Wang Handels Gymnas in Norway and has studied at the European Business School in London.  Ms. Fredriksen is the daughter of Mr. John Fredriksen, the Chairman of the Board of Golar. Ms. Fredriksen is also a director of Frontline, Seadrill and Independent Tankers Corporation Limited.

Paul Leand Jr. has served on our board of directors since his appointment in March 2011.  Mr. Leand has been a Director of NYSE-listed Ship Finance since 2003.  Mr. Leand has served as the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry since 2004.  From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed its Railroad Division and its International Maritime Division.  He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices.  Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.  Mr. Leand holds a BS/BA from Boston University’s School of Management and is a director of publicly listed SEA CO LTD and privately held Helm Financial Corporation and GE SEACO SRL.

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

Bart Veldhuizen has served as a director since September 2011. Mr. Veldhuizen has been working in the shipping industry since 1994 on both the banking and non banking side. Mr. Veldhuizen is a founding director of Swaen Marinl Ltd., an advisory company in London focusing on the maritime industry. From August 2007 until October 2011, he has been the Managing Director & Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s US$16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping & storage company after which he joined DVB bank as a shipping banker working in both Rotterdam and Piraeus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in Salvage, Marine Contracting and Harbour Towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands. Currently, Mr. Veldhuizen is a director of Seadrill Partners.

Georgina E. Sousa has served as our secretary since her appointment in April 2011. Ms. Sousa has also served on our board of directors from September 2007 to April 2013. Ms. Sousa has also served as Secretary of Golar and its subsidiaries since November 30, 2005.  She is also Head of Corporate Administration for Frontline.  Up until January 2007, she was Vice-President-Corporate Manager of Corporate Administration.  From 1976 to 1982, she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993, she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Executive Officers

Other than our secretary, we currently do not have any executive officers and rely on the executive officers and directors of Golar Management who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet.  The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of March 31, 2014.  The business address for our executive officers is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Graham Robjohns	49	Principal Executive Officer
Oistein Dahl	53	Chief Operating Officer
Brian Tienzo	40	Principal Financial and Accounting Officer

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

Oistein Dahl has served as Managing Director of Golar Wilhelmsen Management since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Executive Compensation

We did not pay any compensation to our directors or officers or accrue any obligations with respect to management incentive or retirement benefits for our directors and officers prior to our initial public offering.  Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf.  During the year ended December 31, 2013, we paid Golar Management $2.6 million in connection with the provision of these services to us.

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

During the year ended December 31, 2013, we paid to our directors aggregate cash compensation of approximately $0.4 million. We do not have a retirement plan for members of our management team or our directors.

C.            Board Practices

General

Our board consists of seven members, three of whom were appointed by our general partner in its sole discretion and four of whom were elected by our common unitholders.  Directors appointed by our general partner will serve as directors for terms determined by our general partner.  Our current board of directors consists of three members appointed by our general partner, Kate Blankenship, Tor Olav Trøim and Katherine Fredriksen. Our current board of directors consists of four members elected by our common unitholders, Bart Veldhuizen, Carl Steen, Hans Petter Aas and Paul Leand Jr. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms.  One of the four directors elected by our common unitholders, Bart Veldhuizen, was elected at our annual meeting of unitholders held in September 2013 as the Class I elected director and will serve until our annual meeting of unitholders in 2016. Carl Steen was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2014. Hans Petter Aas and Paul Leand Jr. were designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2015.  At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders.  Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. Our board has determined that Ms. Blankenship, Mr. Aas, Mr. Leand, Mr. Steen and Mr. Veldhuizen satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.

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

D.            Employees

Employees of Golar Management, including those employees acting as our executive officers, provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2013, Golar employed (directly and through ship managers) approximately 500 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees (other than our secretary). Our board of directors has the authority to hire other employees as it deems necessary.

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

As of April 25, 2014, there were no common units or subordinated units beneficially owned by our current directors or executive officers.

This is based on information filed with the SEC and on information provided to us prior to April 25, 2014.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 25, 2014 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Golar LNG Limited(1)	8,838,096	19.4%	15,949,831	100%	40.2%
Kayne Anderson Capital Advisors LP(2)	5,394,310	11.8%	—	—	8.8%
Oppenheimer Funds, Inc.(3)	2,661,745	5.8%	—	—	4.3%
Goldman Sachs Asset Management LP(4)	2,591,249	5.7%	—	—	4.2%

(1)
World Shipholding Ltd., the company that is the main shareholder of Golar, is indirectly controlled by trusts established by Mr. John Fredriksen, Chairman of the Board of Directors of Golar, for the benefit of certain members of his immediate family.  Mr. Fredriksen disclaims beneficial ownership of those common shares held by World Shipholding in Golar, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by World Shipholding. Amounts exclude the 2.0% general partner interest held by our general partner, a wholly-owned subsidiary of Golar.  The address of World Shipholding’s principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus.

(2)
Based solely on information contained in a Schedule 13G/A filed on February 5, 2014 by Kayne Anderson Capital Advisors LP.  The address of Kayne Anderson Capital Advisors LP is 1800 Avenue of the Stars, Second Floor, Los Angeles CA 90067.

(3)
Based solely on information contained in a Schedule 13G filed on February 6, 2014 by Oppenheimer Funds, Inc.  The address of Oppenheimer Funds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281.

(4)
Based solely on information contained in a Schedule 13G/A filed jointly by Goldman Sachs Asset Management LP and GS Investment Strategies LLC on February 13, 2014.  The address for both holders is 200 West Street New York, NY 10282.

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

The management and administrative services agreement may be terminated prior to the end of its term by us upon 120 days' notice for any reason in the sole discretion of our board of directors. For each of the years ended December 31, 2013, 2012 and 2011, the fees under the management and administrative services agreement were $2.6 million, $2.9 million and $1.6 million, respectively. Golar Management may terminate the management and administrative services agreement upon 120 days notice in the event of certain circumstances, such as a change of control of us or our general partner, an order to wind up the partnership, amongst other events. A change of control under the management services agreement means an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors of the entity are acquired, directly or indirectly, by a person or group, who did not immediately before such acquisition, own securities of the entity entitling such person or group to elect such majority.

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

Golar Management Limited

The vessel owning subsidiaries (or disponent owners of the vessels) have each entered into separate vessel management agreements directly (or in the case of Golar Mazo, indirectly) with Golar Management to manage the vessels in accordance with sound and commercial technical ship management practice, so far as practicable, which includes principally:

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

The aggregate management fees payable under these fleet management agreements for each of the years ended December 31, 2013, 2012 and 2011 was $6.7 million, $4.2 million and $4.1 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement.

Vessels	Vessels Management Agreements
	Term	Notice for termination
Golar Mazo* Methane Princess Golar Spirit Golar Winter Golar Freeze NR Satu Golar Grand Golar Maria Golar Igloo	Equal to the Pertamina charter term Indefinite Indefinite Indefinite Until April 2016 Indefinite Indefinite Indefinite Until February 2015 then indefinite	12 months** 30 days 30 days 30 days 120 days 30 days 30 days 30 days 30 days
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

The aggregate management fees payable under the technical management sub-agreement for each of the years ended December 31, 2013, 2012 and 2011 was $2.7 million, $1.8 million and $1.7 million, respectively. Golar Management is responsible for payment of the annual management fee to Golar Wilhelmsen in respect of the vessels.  We are not responsible for paying this management fee to Golar Wilhelmsen.  This fee is subject to upward adjustments based on cost of living indexes in the domicile of Golar Wilhelmsen.  Golar Wilhelmsen is entitled to extra remuneration for the performance of tasks outside the scope of the Vessels Sub-Management Agreement.

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

Other Related Party Transactions

The following is a discussion of certain other related party transactions and agreements that we entered into or were party to during the year ended December 31, 2013:

Vessel Acquisitions and Related Transactions

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

In connection with the acquisition of the Golar Grand from Golar in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we have an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term.

In March 2014, we acquired from Golar interests in the company that owns and operates the FSRU, the Golar Igloo for a total purchase price of approximately $310.0 million. The acquisition of the Golar Igloo was financed by the assumption of approximately $161.3 million of outstanding debt relating to the Golar Igloo and from the net proceeds of the December 2013 Equity Offerings. The Conflicts Committee approved the purchase price for the Golar Igloo. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction.

See Note 24 to our consolidated and combined financial statements.

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, NOK200 million (approximately $35 million as of December 31, 2012) was held by Golar until their disposal in November 2013. See Note 24 to our consolidated and combined financial statements.

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

Methane Princess Lease Security Deposit Movements

This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

Dividends to China Petroleum Corporation

During the years ended December 31, 2013, 2012 and 2011, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $10.6 million, $1.8 million and $2.4 million, respectively.

Dividends to Golar

Since our IPO in April 2011, we have declared and paid quarterly distributions totaling $63.7 million, $47.3 million and $19.1 million to Golar for each of the years ended December 31, 2013, 2012 and 2011, respectively.

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

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and we are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We continue to believe we have meritorious defences against these claims, however, we are currently involved in compromise settlement discussions with the other parties. An estimate of the compromise settlement amount is between $2 million and $4.8 million. Accordingly, we have provided for a $2 million loss contingency (recorded in current liabilities), but have also recognized an asset for the same, on the basis that we consider it probable that this loss will be recoverable from our subcontractor, who is also a party to these settlement discussions. In addition, as part of the acquisition of NR Satu in July 2012, Golar has also agreed to indemnify us against any such non-recoverable losses.

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

During the year ended December 31, 2013, the aggregate amount of cash distributions paid was $119.9 million.

In February 2014, we declared and paid a cash distribution of $0.5225 per unit in respect of the three months ended December 31, 2013. The distribution was paid on February 14, 2014 to all holders of record of common units, subordinated units and the general partner units on February 6, 2014. The aggregate amount of the paid distribution was $34.0 million.

In April 2014, we declared a cash distribution of $0.5225 per unit in respect of the three months ended March 31, 2014.

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

B.            Significant Changes

Not applicable.

Item 9.                                   The Offer and Listing.

C.            Markets

Our common units started trading on The Nasdaq Global Market under the symbol “GMLP” on April 8, 2011.

The following table sets forth the high and low prices for the common units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2013	$36.00	$27.55
Year ended December 31, 2012	$39.05	$25.52
Year ended December 31, 2011(1)	$30.91	$22.41

First quarter 2014	$31.70	$28.66
Fourth quarter 2013	$33.22	$27.55
Third quarter 2013	$34.78	$30.75
Second quarter 2013	$36.00	$30.53
First quarter 2013	$33.07	$28.90
Fourth quarter 2012	$33.02	$25.52
Third quarter 2012	$35.00	$26.43
Second quarter 2012	$37.86	$28.01

Month ended March 31, 2014	$31.53	$28.66
Month ended February 28, 2014	$31.70	$29.09
Month ended January 31, 2014	$31.68	$29.51
Month ended December 31, 2013	$31.97	$27.55
Month ended November 30, 2013	$32.23	$29.86
Month ended October 31, 2013	$33.22	$30.80
__________________________________________

(1)	For the period from April 8, 2011 through December 31, 2011.

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

6.
Time Charter Party dated July 2, 1997 between Faraway Maritime Shipping Company and Pertamina.  See “Item 4—Information on the Partnership—Business Overview—Charters” for a summary of certain contract terms.

7.
Time Charter Party dated August 27, 2003 between Golar 2215 UK Ltd. and Methane Services Limited.  See “Item 4—Information on the Partnership—Business Overview—Charters” for a summary of certain contract terms.

8.
Time Charter Party dated September 4, 2007 between Golar Spirit UK Ltd. and Petróleo Brasileiro S.A.  “Item 4—Information on the Partnership—Business Overview—Charters” for a summary of certain contract terms.

9.
Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. “Item 4—Information on the Partnership—Business Overview—Charters” for a summary of certain contract terms.

10.
Time Charter Party dated September 4, 2007 between Golar Winter UK Ltd. and Petróleo Brasileiro S.A.  See “Item 4—Information on the Partnership—Business Overview—Charters” for a summary of certain contract terms.

11.
Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. See “Item 4—Information on the Partnership—Business Overview—Charters” for a summary of certain contract terms.

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

15.
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd, providing for, among other things, the acquisition of the Golar Grand. See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

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

17.
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria.  See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

18.
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

19.
$275 million Facility Agreement, dated June 25, 2013, by and among a group of banks as the lender and Golar Partners Operating LLC as the borrower. We refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The total facility amount is $275 million and is split into two tranches, a $225 million term loan facility and a $50 million revolving facility. The facility bears interest at LIBOR plus a margin of 3%. We drew down $225 million on the term loan facility in June 2013. The loan is payable on a quarterly basis with a final balloon payment of $130 million payable after 5 years. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a summary of certain terms.

20.
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Igloo.  See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

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

Medicare Tax on Net Investment Income
Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer's gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

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

Based on our current and projected method of operation, we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for any future taxable year.  We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income.  This belief is based on certain valuation and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections.

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

As of December 31, 2013, the notional amount of the designated interest rate swaps hedged against our debt and net capital lease obligation, net of restricted cash, was $514.3 million.  The principal of the loans and net capital lease obligations, net of restricted cash, outstanding as of December 31, 2013 was $878.3 million.  Based on our floating rate debt and net capital lease obligations outstanding of $364.0 million as of December 31, 2013, a 1% increase in the floating interest rate would increase interest expense by $3.9 million for the year ended December 31, 2013. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2013, please read Note 23 to the Golar LNG Partners audited consolidated and combined financial statements included elsewhere in this Annual Report.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais.  Based on our GBP expenses for the year ended December 31, 2013, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.6 million.  Based on our Brazilian Reais expenses for the year ended December 31, 2013, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses by approximately $0.8 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reais.  Based on the crew costs for the year ended December 31, 2013, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reais would increase our crew cost by approximately $1.7 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in British Pounds, although it is hedged by the British Pound cash deposit that secures the obligations under the lease.  We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation.  Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the British Pound cash deposit.  Based on this lease obligation and the related cash deposit as of December 31, 2013, a 10% appreciation in the U.S. Dollar against British Pounds would give rise to a foreign exchange movement of approximately $0.8 million.

We issued senior unsecured high-yield bonds denominated in Norwegian Kroner. We are therefore exposed to the currency movements on the liability of $214.1 million as of December 31, 2013. In order to hedge this exposure, we entered into cross currency interest rate swaps with banks to exchange our Norwegian payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if upon the occurrence of a change of control event, the bondholders exercise their right of pre-payment.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

In April 2013, we received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, our loan facilities affected by Golar's loss of control over us were amended in June 2013. As of December 31, 2013, we were in compliance with all covenants under our bond agreement and credit facilities.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2013.  Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial and accounting officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2013.  Based upon that evaluation, management with the participation of the principal executive officer and principal financial and accounting officer concluded that our internal controls over financial reporting are effective as of December 31, 2013.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

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

Item 16C.                 Principal Accountant Fees and Services

Our principal accountant for 2013 was PricewaterhouseCoopers LLP.

Fees Incurred by the Partnership for PricewaterhouseCoopers LLP’s Services

In 2013 and 2012, the fees rendered by the auditors were as follows:

	2013	2012
Audit Fees	$847,579	$795,784
Tax Fees	33,670	16,527
All Other Fees	—	4,451
	$881,249	$816,762

Audit Fees

Audit fees for 2013 and 2012 include fees related to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

In addition, audit fees in 2013 include fees of $0.2 million relating to professional services comprising of assurance work in connection with financing and other agreements in connection with our acquisition of the Golar Maria in January 2013 and our December 2013 Equity Offerings.

Audit fees in 2012 include fees of $0.4 million relating to professional services comprising of assurance work in connection with financing and other agreements in connection with our acquisition of the NR Satu and the Golar Grand in July 2012 and November 2012, respectively, and our equity offerings in 2012.

Tax Fees

Tax fees for 2013 and 2012 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2013.

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

Nasdaq rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors.  Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq rules.  In addition, Nasdaq rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors.  As of April 25, 2014, our board of directors comprised of a majority of independent directors.

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

Item 16H.                Mine Safety Disclosure

Not applicable.

 PART III

Item 17.                          Financial Statements

Not applicable.

Item 18.                          Financial Statements

The following financial statements, together with the related reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-44.

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

4.16**	Loan Agreement, dated October 18, 2011, by and between Golar LNG Limited as the lender and Golar LNG Partners LP as the borrower

Exhibit Number	Description
4.17
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the NR Satu (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 16, 2012)

4.18
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Grand (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.19
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.20
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.21
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.22
$275 million Facility Agreement, dated June 25, 2013, by and among a group of banks as the lender and Golar Partners Operating LLC as the borrower (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 30, 2013)

4.23
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Igloo (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 10, 2013)

8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm.
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
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

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive Officer
Date:	April 30, 2014

INDEX TO FINANCIAL STATEMENTS

Page
GOLAR LNG PARTNERS LP
AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated and Combined Carve-Out Statements of Operations for the years ended December 31, 2013, 2012 and 2011	F-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011	F-4
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-5
Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	F-6
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ and Dropdown Predecessor Equity for the years ended December 31, 2013, 2012 and 2011	F-8
Notes to the Audited Consolidated and Combined Carve-Out Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined carve-out statements of operations, comprehensive income,  changes in partners’ capital/owners’ and dropdown  predecessor equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Partners LP and its subsidiaries (the "Partnership") at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal controls over financial reporting" under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements, and on the Partnership's internal control over financial reporting based on our audits (which were integrated audits in 2013 and 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2014

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands of $, except per unit amounts)

	Notes	2013	2012	2011
Operating revenues
Time charter revenues		329,190	286,630	225,452
Total operating revenues		329,190	286,630	225,452
Operating expenses
Vessel operating expenses (1)		52,390	45,474	39,212
Voyage and commission expenses		5,239	4,471	785
Administrative expenses (2)		5,194	7,269	8,235
Depreciation and amortization		66,336	51,167	45,316
Total operating expenses		129,159	108,381	93,548
Operating income		200,031	178,249	131,904
Financial income (expense)
Interest income		1,097	1,797	1,640
Interest expense		(43,195)	(38,090)	(19,581)
Other financial items, net	7	(1,661)	(5,389)	(18,521)
Net financial expenses		(43,759)	(41,682)	(36,462)
Income before income taxes		156,272	136,567	95,442
Income taxes	8	(5,453)	(9,426)	(45)
Net income		150,819	127,141	95,397
Net income attributable to non-controlling interest		(9,523)	(10,723)	(9,863)
Net income attributable to Golar LNG Partners LP Owners		141,296	116,418	85,534
Earnings per unit:	27
Common unit (basic and diluted)		2.31	2.08	1.89
Cash distributions declared and paid per unit in the period (see note 27)		2.05	1.78	0.73
___________________________________________

(1)	This includes related party ship management fee recharges of $6.7 million, $4.2 million and $4.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. See note 24.

(2)	This includes related party management and administrative fee recharges of $2.6 million, $2.9 million and $1.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. See note 24.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands of $)

	2013	2012	2011
Net income	150,819	127,141	95,397
Unrealized net gain (loss) on qualifying cash flow hedging instruments:
Other comprehensive income (loss) before reclassification (1)	7,370	(3,950)	934
Amounts reclassified from accumulated other comprehensive (loss) income to statement of operations (2)	(775)	—	—
Net other comprehensive income (loss)	6,595	(3,950)	934
Comprehensive income	157,414	123,191	96,331
Comprehensive income attributable to:
Partners’, Owners’ and Dropdown Predecessor Equity	147,891	112,468	86,468
Non-controlling interest	9,523	10,723	9,863
	157,414	123,191	96,331
__________________________________________
(1) There is no tax impact on any of the periods presented.
(2) Amounts reclassified from accumulated other comprehensive income (loss) to 'Other financial items, net' on the consolidated and combined carve-out statements of operations relate to gains on cash flow hedges in respect of interest rate swaps.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012
 (in thousands of $)

	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents		103,100	66,327
Restricted cash and short-term investments	16	24,451	30,900
Trade accounts receivable	11	717	—
Other receivables, prepaid expenses and accrued income	12	7,026	4,336
Amounts due from related parties	24	—	3,883
Inventories		1,085	1,924
Total current assets		136,379	107,370
Long-term assets
Restricted cash	16	145,725	190,523
Vessels and equipment, net	13	1,281,591	707,147
Vessels under capital leases, net	14	127,693	485,632
Deferred charges	15	14,270	15,023
Other non-current assets	17	15,561	5,279
Total assets		1,721,219	1,510,974
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	20	156,363	64,822
Current portion of obligations under capital leases	21	—	5,837
Trade accounts payable		1,587	3,407
Accrued expenses	18	20,088	26,530
Amounts due to related parties	24	5,989	4,429
Other current liabilities	19	57,045	64,692
Total current liabilities		241,072	169,717
Long-term liabilities
Long-term debt	20	733,108	639,697
Long-term debt due to related parties	24	—	34,953
Obligations under capital leases	21	159,008	406,534
Other long-term liabilities	22	17,904	18,529
Total liabilities		1,151,092	1,269,430
Commitments and contingencies (See Note 25)
Equity
Partners’ capital:
Common unitholders: 45,663,096 units issued and outstanding at December 31, 2013 (2012: 36,246,149)		475,610	169,515
Subordinated unitholders: 15,949,831 units issued and outstanding at December 31, 2013 and 2012		6,900	3,713
General partner interest: 1,257,408 units issued and outstanding at December 31, 2013 (2012: 1,065,225)		19,234	5,447
Total partners’ capital		501,744	178,675
Accumulated other comprehensive loss		(2,394)	(8,989)
		499,350	169,686
Non-controlling interest		70,777	71,858
Total equity		570,127	241,544
Total liabilities and equity		1,721,219	1,510,974

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
 (in thousands of $)

	Notes	2013	2012	2011
Operating activities
Net income		150,819	127,141	95,397
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		66,336	51,167	45,316
Amortization of deferred tax benefit on intragroup transfers		—	(912)	(2,363)
Amortization of deferred charges		5,828	1,123	931
Unrealized foreign exchange (gains) losses		(7,435)	13,893	1,040
Drydocking expenditure		(50,979)	(8,288)	(10,543)
Interest element included in obligations under capital leases		233	401	897
Change in assets and liabilities, net of effects from purchase of Golar Maria:
Trade accounts receivable		(717)	173	1,698
Inventories		971	(849)	1,440
Prepaid expenses, accrued income and other assets		(9,747)	(6,948)	295
Amounts due from/to related parties		1,581	3,781	16,240
Trade accounts payable		(1,820)	2,617	(1,281)
Accrued expenses		(6,632)	14,015	1,134
Other current liabilities		241	(7,971)	6,771
Net cash provided by operating activities		148,679	189,343	156,972
Investing activities
Additions to vessels and equipment		(18,152)	(72,286)	(100,259)
Acquisition of Golar Maria, net of cash acquired (1)	10	(119,927)	—	—
Restricted cash and short-term investments		54,027	(6,512)	(2,622)
Net cash used in investing activities		(84,052)	(78,798)	(102,881)
Financing activities
Proceeds from issuance of equity, net of issue costs	26	280,586	401,851	—
Proceeds from short-term debt due to related parties		20,000	—	—
Proceeds from long-term debt	20	230,000	537,194	222,310
Repayment of short-term debt due to related parties		(20,000)	—	—
Repayments of long-term debt		(149,822)	(427,217)	(58,832)
Repayments of obligations under capital lease		(2,365)	(6,287)	(6,151)
Payments in connection with the lease terminations	21	(250,980)	—	—
Financing arrangement fees and other costs		(4,794)	(8,400)	(854)
Dividends paid to noncontrolling interests		(10,604)	(1,799)	(2,399)
Cash distributions paid		(119,875)	(77,588)	(29,276)
Distribution to Golar LNG Limited ("Golar") for acquisition of the Golar Freeze	24(k)	—	—	(231,579)
Dropdown Predecessor dividends		—	—	(24,336)
Distribution to Golar for acquisition of the NR Satu	24(k)	—	(387,993)	—
Distribution to Golar for acquisition of the Golar Grand	24(k)	—	(176,769)	—
Contributions from owner’s funding		—	53,572	72,686
Net cash used in financing activities		(27,854)	(93,436)	(58,431)
Net increase (decrease) in cash and cash equivalents		36,773	17,109	(4,340)
Cash and cash equivalents at beginning of period		66,327	49,218	53,558
Cash and cash equivalents at end of period		103,100	66,327	49,218
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		44,651	40,858	20,415
Income taxes paid		5,575	1,444	1,685

________________________________________________________
(1)  In addition to the cash consideration paid for the acquisition of the Golar Maria, there were non-cash considerations including assumption of bank debt of $89.5 million (see note 10).

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL /OWNERS’ AND DROPDOWN PREDECESSOR EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands of $)

	Dropdown Predecessor Equity	Owner's Invested Equity	Partners’ Capital			Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
			Common Units	Subordinated Units	General Partner
Combined balance at December 31, 2010	164,882	156,588	—	—	—	—	321,470	55,470	376,940
Combined carve-out net income (Jan 1, 2011 — April 12, 2011)	—	20,741	—	—	—	—	20,741	2,709	23,450
Combined carve-out other comprehensive income	—	984	—	—	—	—	984	—	984
Movement in invested equity (Jan 1, 2011 — April 12, 2011)	—	(13,999)	—	—	—	—	(13,999)	—	(13,999)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,000)	(1,000)
Combined balance at April 12, 2011	164,882	164,314	—	—	—	—	329,196	57,179	386,375
Dropdown predecessor dividends	(24,336)	—	—	—	—	—	(24,336)	—	(24,336)
Net income (1)	21,937	—	29,029	12,079	1,748	—	64,793	7,154	71,947
Other comprehensive (loss) income	(378)	—	—	—	—	328	(50)	—	(50)
Elimination of equity	24,810	14,856	—	—	—	—	39,666	—	39,666
Allocation of Partnership capital to unit holders — April 12, 2011	—	(179,170)	180,475	—	3,683	(4,988)	—	—	—
Net change in Parent’s equity in Dropdown Predecessor	86,685	—	—	—	—	—	86,685	—	86,685
Cash distributions	—	—	(16,980)	(11,710)	(586)	—	(29,276)	—	(29,276)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,399)	(1,399)
Purchase of Golar Freeze from Golar (note 24(k))	(231,330)	—	(249)	—	—	—	(231,579)	—	(231,579)
Allocation of Dropdown Predecessor equity (note 24(k))	165,799	—	(162,112)	—	(3,308)	(379)	—	—	—
Combined balance at December 31, 2011	208,069	—	30,163	369	1,537	(5,039)	235,099	62,934	298,033
Net income (2)	28,015	—	53,998	31,655	2,750	—	116,418	10,723	127,141
Movement in invested equity	53,572	—	—	—	—	—	53,572	—	53,572
Non-controlling interest dividends	—	—	—	—	—	—	—	(1,799)	(1,799)
Other comprehensive loss	—	—	—	—	—	(3,950)	(3,950)	—	(3,950)
Cash distributions	—	—	(47,725)	(28,311)	(1,552)	—	(77,588)	—	(77,588)
Net proceeds from issuance of common units	—	—	393,814	—	8,037	—	401,851	—	401,851
Elimination of equity not transferred to the Partnership	9,046	—	—	—	—	—	9,046	—	9,046
Purchase of NR Satu from Golar (note 24(k))	(387,993)	—	—	—	—	—	(387,993)	—	(387,993)
Allocation of Dropdown Predecessor equity - NR Satu (note 24(k))	132,321	—	(129,671)	—	(2,650)	—	—	—	—
Purchase of Golar Grand from Golar (note 24(k))	(176,769)	—	—	—	—	—	(176,769)	—	(176,769)
Allocation of Dropdown Predecessor equity - Golar Grand (note 24(k))	133,739	—	(131,064)	—	(2,675)	—	—	—	—
Consolidated balance at December 31, 2012	—	—	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544
Net income	—	—	91,576	35,924	13,796	—	141,296	9,523	150,819
Cash distributions (3)	—	—	(81,096)	(32,737)	(6,042)	—	(119,875)	—	(119,875)
Non-controlling interest dividends	—	—	—	—	—	—	—	(10,604)	(10,604)
Other comprehensive income	—	—	—	—	—	6,595	6,595	—	6,595
Net proceeds from issuance of common units	—	—	274,974	—	5,612	—	280,586	—	280,586
Contribution to equity (4)	—	—	20,641	—	421	—	21,062	—	21,062
Consolidated balance at December 31, 2013	—	—	475,610	6,900	19,234	(2,394)	499,350	70,777	570,127

__________________________________________

(1)	The post acquisition net income (from October 19, 2011 to December 31, 2011) relating to the Golar Freeze in 2011 included within net income was $4.8 million.

(2)
The post acquisition net income in 2012 relating to the NR Satu (from July 19, 2012 to December 31, 2012) and the Golar Grand (from November 8, 2012 to December 31, 2012) included within net income amounted to $11.5 million and $4.8 million, respectively.

(3)	This includes cash distributions to IDR holders for the year ended December 31, 2013 and 2012 of $3.7 million and $nil, respectively.

(4)
In June 2013, the Golar Winter and the Golar Grand were refinanced. We made a cash payment of $251.0 million to the lessors to terminate the respective lease financing arrangements (including the associated Golar Winter currency swap of $25.3 million) and to acquire the legal title of both these vessels. The transaction to acquire the legal title of the vessels was between controlled entities, thus, the vessels continue to be recorded at their historical book values and the difference between the cash payment made and the carrying value of the vessels is an equity contribution. The contribution recognised was $21.1 million.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

NOTES TO THE AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Partners LP (the "Partnership," "we," "our," or "us") was formed as an indirect wholly-owned subsidiary of Golar LNG Limited ("Golar") in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

In November 2008, Golar transferred to us interests in certain of its wholly-owned and partially owned subsidiaries that owned a 60% interest in a liquefied natural gas ("LNG") carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the floating storage and regasification unit ("FSRU"), the Golar Spirit.  During April 2011, Golar contributed to us the shares of a subsidiary which leased the FSRU, the Golar Winter.

During April 2011, we completed our initial public offering ("IPO").  In connection with the IPO, (i) we issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in us; (ii) we issued to Golar GP LLC, a wholly-owned subsidiary of Golar and our general partner (the "General Partner"), a 2% general partner interest in us and 81% of our incentive distribution rights ("IDRs"); (iii) we issued to Golar LNG Energy Limited, a subsidiary of Golar ("Golar Energy"), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in the Golar Mazo, the Methane Princess and the Golar Spirit in November 2008, and the Golar Winter in April 2011 from Golar to us were deemed to be a reorganization of entities under common control. As a result, we recorded these transactions at Golar’s historical book values. Accordingly, prior to April 13, 2011 (the closing date of the IPO), Golar LNG Partners LP and its subsidiaries that have interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter ("Initial Fleet"), are collectively referred to as the "Combined Entity".

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the Nusantara Regas Satu ("NR Satu"), respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions are also deemed to be a reorganization of entities under common control. As a result, our financial statements prior to the date the vessels were acquired were retroactively adjusted to include these vessels (herein collectively referred to as the "Dropdown Predecessor") during the periods they and we were under common control of Golar. The excess of the consideration paid by us over Golar’s historical costs is accounted for as an equity distribution to Golar (refer to note 24(k)).

Under the Partnership Agreement, the general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of our seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control of Golar, and from December 13, 2012, we no longer account for vessel acquisitions from Golar as transfers of equity interests between entities under common control.

In February 2013, we acquired from Golar 100% interests in the subsidiary that owns and operates the LNG carrier, the Golar Maria, which we accounted for as an acquisition of a business. Accordingly, the results of the Golar Maria are consolidated into our results from the date of its acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria prior to its acquisition.

As of December 31, 2013, we operated a fleet of four FSRUs and four LNG carriers.  Our vessels operate under long-term charter contracts with expiration dates between 2017 and 2024, except for the Golar Grand, which operates on a medium-term charter with an initial term that expires in 2015. However, we have an option to require Golar to enter into a new time charter with us, with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter (see note 24).

As of December 31, 2013, our current liabilities exceeded current assets by $104.7 million. Included within current liabilities as of December 31, 2013, are mark-to-market valuations of swap derivatives of $31.9 million maturing between 2014 and 2020. We have no intention of terminating these swaps before their maturity and hence realizing these liabilities. In addition, we have a debt facility in respect of the Golar Maria of $84.5 million that matures in December 2014 and is, therefore, presented as current debt. We are currently in discussions with several lending banks to refinance this facility ahead of its maturity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated and combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which we are deemed to be subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as "Non-controlling interests".

A variable interest entity is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The accompanying consolidated and combined financial statements include the financial statements of the entities listed in Note 4.

As discussed in note 1, from December 13, 2012, we are no longer considered to be under common control with Golar. Any references to consolidated and combined financial statements and allocations to historical combined carve-out financial statements pertain to periods prior to November 2012, the date of our last common control dropdown (Golar Grand).

The consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include revenues, expenses and cash flows directly attributable to our interests in the four vessels in the Initial Fleet and the Dropdown Predecessor. Accordingly, the historical combined carve-out financial statements for the years ended December 31, 2012 and 2011 reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate and foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers. These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying consolidated and combined statements of income are as follows:

(in thousands of $)	2012	2011
Administrative expenses	1,365	4,947
Pension costs	220	805
Net financial income	(149)	(2,983)
	1,436	2,769

For the years ended December 31, 2012 and 2011 the above table includes allocated costs (income) for the combined entity for the period prior to April 13, 2011, representing the period prior to our IPO and for the Dropdown Predecessor, for the periods prior to their acquisition from Golar.

Included within the Owner’s invested and Dropdown Predecessor equity balances were net liabilities that were not transferred to us and therefore were eliminated from our equity position from either the closing date of the IPO in respect of the Golar Spirit, or the acquisition date of the Golar Freeze and the NR Satu. Details of the net liabilities eliminated are as follows:

(in thousands of $)	Dropdown Predecessor relating to NR Satu (1)	Dropdown Predecessor relating to Golar Freeze (2)	Combined Entity (“Initial Fleet”) relating to the Golar Spirit (3)	Total
Balance Sheet captions:
Other non-current assets	—	—	12,007	12,007
Other current liabilities	(1,511)	—	—	(1,511)
Other long-term liabilities	(7,535)	(24,810)	(26,863)	(59,208)
Total	(9,046)	(24,810)	(14,856)	(48,712)
__________________________________________

(1)	As of July 19, 2012

(2)	As of October 19, 2011

(3)	As of April 13, 2011

These consolidated and combined financial statements include the financial position, results of operations and cashflows of the Combined Entity and the Dropdown Predecessor.  In the preparation of these consolidated and combined financial statements, the loan and related balances and interest expenses relating to the NR Satu and the Golar Freeze, the lease related expenses (including termination thereof) relating to the NR Satu, the Golar Freeze and the Golar Spirit, general and administrative expenses (including pension and stock-based compensation), income tax expense, and certain derivatives’ related expenses which were not directly attributable to the respective vessels have been allocated to us on the following basis:

The debt relating to the NR Satu was held in a subsidiary of Golar in connection with the loan facility for five of Golar’s vessels, including the NR Satu. The loan facility was repaid in April 2011. Accordingly, for periods prior to April 2011, the NR Satu’s share of the loan facility, interest expense, deferred finance fees and related balances have been carved out based on the remaining loan balance following the settlement of the Golar Spirit and the Golar Freeze related balances in November 2008 and June 2010, respectively, and based on the 2003 internal valuations performed at inception of the debt.

In contrast, the Golar Freeze, Golar Spirit and the NR Satu associated lease balances, termination thereof and amortization of deferred tax benefits on intragroup transfers have been reflected in these financial statements at Golar’s book value, as they were readily separable and identifiable within the books of Golar.

Vessel operating expenses includes ship management fees for the provision of technical and commercial management of vessels, which have been allocated to us based on intercompany charges invoiced by Golar.

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

Administrative expenses (including stock-based compensation, which are described further below) of Golar that cannot be attributed to a specific vessel and for which we were deemed to have received benefit have been allocated based on the number of vessels in Golar’s fleet.

 Administrative expenses include an allocation of Golar’s stock-based compensation costs. In respect of options awarded to certain employees and directors of Golar, whose employment or service cannot be specifically attributed to any specific vessel. Therefore, it is considered that we, as a part of Golar, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been allocated based on the number of vessels in Golar’s fleet.

Other financial items include an allocation of Golar’s mark-to-market adjustments for interest rate swap and foreign currency swap derivatives. In respect of mark-to-market adjustments for interest rate swap derivatives these have been allocated on the basis of our proportion of Golar’s debt including capital leases. For foreign currency derivatives and related adjustments to earnings, these have been allocated on the basis of being separately identifiable and specifically for our benefit.

Income tax expense has been determined for us on a separate returns basis.

Management has deemed the related allocation reasonable to present the financial position, results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. However, the financial position, results of operations and cash flows of the Combined Entity and Dropdown Predecessor, which are presented as part of the results for the years ended December 31, 2012 and 2011, may differ from those that would have been achieved had we operated autonomously for those years as we would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity for the periods prior to the IPO. Accordingly, the financial statements do not purport to be indicative of our future financial position, results of operations or cash flows.

Business combinations

Reorganization of entities under common control are accounted for similar to the pooling of interests method of accounting.  Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination.  The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as an equity distribution.  In addition, re-organization of entities under common control are accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Golar.  Therefore, our financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the Combined Entity during the periods it was under common control of Golar.

As discussed in note 1, following the first AGM of common unitholders on December 13, 2012, Golar ceased to control the board of directors as the majority of board members became electable by the common unitholders. As a result, we are no longer considered to be under common control with Golar. As a consequence, effective from December 13, 2012, we no longer account for vessel acquisitions from Golar as a transfer of equity interest between entities under common control.

Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of subsidiary undertakings are included from the date of acquisition.

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. Revenues generated from time charters, which we classified as operating leases, are recorded over the term of the charter as service is provided. We do not recognize revenues during days that the vessel is off-hire. Incentives for charterers to enter into lease agreements are spread evenly over the lease term.

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

Under our time charters, the majority of voyage expenses are paid by our customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is off-hire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

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

Comprehensive Income

As of December 31, 2013, 2012 and 2011, our accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2013	2012	2011
Unrealized net loss on qualifying cash flow hedging instruments	(2,394)	(8,989)	(5,039)

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments. We consider all short-term investments as held to maturity. These investments are carried at amortized cost. We place our short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Useful lives applied in depreciation are as follows:

Vessels	40 to 55 years
Deferred drydocking expenditure	two to five years
Mooring equipment	11 years

Interest costs capitalized in connection with the conversion of the NR Satu into an FSRU for the years ended December 31, 2013, 2012 and 2011 were $nil, $1.8 million and $1.9 million, respectively.

Vessels under capital lease

We lease certain vessels under agreements that have been accounted for as capital leases. Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels. Interest expense is calculated at a constant rate over the term of the lease.

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

Certain of our capital leases are ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction and includes vessels undergoing retrofitting into FSRUs for our own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings where appropriate, over the term period from commencement of the conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 22). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in "Other financial items, net" in the statement of operations. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Provisions

We, in the ordinary course of business, are subject to various claims, suits and complaints.  Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated.  If we have determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.  See Note 25, "Other Commitments and Contingencies" for further discussion.

Derivatives

We use derivatives to reduce market risks associated with our operations. We use interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of our debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

We seek to reduce our exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the balance sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the balance sheet, except if the current portion is a liability, in which case the current portion is included in "Other current liabilities." The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. We have adopted hedge accounting for certain of our interest rate swap arrangements designated as cash flow hedges. For derivative instruments that are not designated or do not qualify as hedges, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in "Other financial items, net".

When a derivative is designated as a cash flow hedge, we formally document the relationship between the derivative and the hedged item. This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge. If the derivative is an effective hedge, changes in the fair value are initially recorded as a component of accumulated other comprehensive income in equity. The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness. We do not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

In the periods when the hedged items affect earnings, the associated fair value changes on the hedged derivatives are transferred from equity to the corresponding earnings line item on the settlement of a derivative. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer probable of occurring, amounts recognized in equity are immediately reclassified to earnings.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged. Cash flows from economic hedges are classified in the same category as the items subject to the economic hedging relationship.

Foreign currencies

Our and our subsidiaries’ functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is U.S. dollars.

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

Fair Value measurements

We account for fair value measurements in accordance with the Accounting Standards Codification ("ASC") guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

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

3. FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, the following transactions in connection with the transfer of the interests in the Golar Winter and the subsequent IPO occurred:

Capital contribution

(i)	Golar contributed to us its 100% interest in the subsidiary which leased the Golar Winter. This has been accounted for as a capital contribution by Golar to us.

Recapitalization of the Partnership

(ii)
We issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in us, in exchange for Golar’s existing 98% limited partner interest in us; and

(iii)
We issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in us, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash we distribute in excess of $0.4428 per unit per quarter.

Initial Public Offering

(iv)
In the IPO, Golar sold 13,800,000 of our common units to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. 1,800,000 of our common units were sold pursuant to the exercise of the overallotment option granted to the underwriters. Expenses relating to the IPO were borne by Golar.

Rights and Obligations of Partnership Units

•
Common units. These represent limited partner interests in us. During the subordination period, the common units have preferential dividend and liquidation rights over the subordinated units as described in note 27. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. These represent limited partner interests in us. Subordinated units have limited voting rights and most notably are excluded from voting in the election of the elected directors. During the subordination period, the common units have preferential dividend rights to the subordinated units (see note 27). The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with the removal of the General Partner as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units and will be subject to the same rights as common units.

•
General Partner units. General partner units have preferential liquidation and dividend rights over the subordinated units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, the General Partner in their sole discretion appoints three of the seven board directors.

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved as described in note 27. The General Partner (including Golar Energy) or its affiliates may not transfer all or any part of its IDRs to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates.

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

Agreements

In connection with the IPO, we entered into several agreements including:

•
A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar ("Golar Management"), pursuant to which Golar Management agreed to provide certain management and administrative services to us;

•	A $20.0 million revolving credit agreement with Golar; and

•	An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•	To what extent we and Golar may compete with each other;

•	Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•	The provision of certain indemnities to us by Golar.

We exercised our option under the Omnibus Agreement to purchase the Golar Freeze from Golar in October 2011 and the NR Satu in July 2012.

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2013. Unless otherwise indicated, we own 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar LNG 2220 Corporation	Marshall Islands	Leased Golar Winter (until June 25, 2013)
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar LNG 2226 Corporation	Marshall Islands	Leased Golar Grand (until June 25, 2013)
Golar 2226 UK Ltd	United Kingdom	Operates Golar Grand
Golar LNG 2234 Corporation	Republic of Liberia	Owns and operates Golar Maria
Golar Winter Corporation	Marshall Islands	Owns Golar Winter (from June 26, 2013)
Golar Grand Corporation	Marshall Islands	Owns Golar Grand (from June 26, 2013)
__________________________________________
* We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia ("PTGI") pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona Sentra Utama ("PT Pesona"). PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar's interests in certain subsidiaries that own and operate the NR Satu (see note 24(k)) on July 18, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

The following table summarizes the balance sheets of PTGI as of December 31, 2013 and 2012:

(in thousands of $)	2013	2012
ASSETS
Cash	8,225	3,979
Restricted cash	9,980	5,474
Vessels and equipment	354,255	375,443
Other assets	9,056	6,335
Total assets	381,516	391,231

LIABILITIES AND EQUITY
Accrued liabilities	25,020	31,778
Current portion of long-term debt	14,300	14,300
Amounts due to related parties	189,835	199,891
Long-term debt	126,400	140,700
Other liabilities	6,283	1,335
Total liabilities	361,838	388,004
Total equity	19,678	3,227
Total liabilities and equity	381,516	391,231

Trade creditors of PTGI have no recourse to our general credit.

The long-term debt of PTGI is secured against the NR Satu and has been guaranteed by us.

5. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In December 2011, the Financial Accounting Standards Board ("FASB") amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of set-off associated with certain financial instruments and derivative instruments in the scope of this update. The amendments were required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The effect of this to our consolidated financial statements is included in note 23.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on our consolidated financial statements.

In October 2012, the FASB amended several disclosure requirements of the FASB Accounting Standards Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments were effective for fiscal periods beginning after December 15, 2012. The amendment did not have a material impact on our consolidated financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment resulted in additional disclosures in our consolidated and combined carve-out statement of comprehensive income.

In July 2013, the FASB amended Accounting Standards Codification (ASC) Topic 815 permitting the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury interest rates and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments were applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We have not entered into any qualifying new or redesignated hedging relationships since July 17, 2013 through to the date of these consolidated financial statements. Accordingly, the adoption of this guidance did not have a material impact on our consolidated financial statements.

New accounting standards not yet adopted

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the impact of the adoption of this amended guidance.

In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits. This guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the adoption of this guidance to have a material impact on the financial statements.

6. SEGMENTAL INFORMATION

We have not presented segmental information as we consider that we operate in one reportable segment, the LNG market. During 2013, 2012 and 2011, our fleet operated under time charters and in particular with six charterers, Petrobras, Dubai Supply Authority ("DUSUP"), Pertamina, PT Nusantara Regas ("PTNR"), BG Group plc and Eni S.p.A. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates.  Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. BG Group plc is headquartered in the United Kingdom. Eni S.p.A is an integrated energy company headquartered in Italy. In time charters, the charterer, not us, controls the choice of which routes our vessel will serve. These routes can be worldwide as determined by the charterers except for our FSRUs which operate at specific locations where the charterers are based. Accordingly, our management, including the chief operating decision maker, does not evaluate our performance either according to customer or geographical region.

In the years ended December 31, 2013, 2012 and 2011, revenues from the following customers accounted for over 10% of our consolidated and combined revenues:

(in thousands of $)	2013		2012		2011
Petrobras	85,899	26%	92,952	32%	93,741	41%
DUSUP	48,029	15%	48,328	17%	47,054	21%
Pertamina	37,302	11%	37,300	13%	37,829	17%
BG Group plc	66,341	20%	66,148	23%	25,101	11%
PTNR	65,478	20%	41,902	15%	—	—%
Gas Natural Aprovisionamientos SDG S.A.	—	—%	—	—%	21,474	10%

Geographic segment data
The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	2013	2012	2011

Brazil	85,899	92,952	93,741
United Arab Emirates	48,029	48,328	47,054
Indonesia	65,478	41,902	—

Fixed assets	2013	2012

Brazil	413,967	379,061
United Arab Emirates	142,757	153,097
Indonesia	233,734	247,942

7. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2013	2012	2011
Amortization of deferred financing costs	(5,828)	(1,123)	(931)
Financing arrangement fees and other costs	(2,101)	(411)	(536)
Interest expense on un-designated interest rate swaps	(8,188)	(6,609)	(5,788)
Mark-to-market adjustment for interest rate swap derivatives (see note 23)	12,845	1,328	(9,427)
Mark-to-market adjustment for currency swap derivatives (see note 23)	(4,839)	7,204	(1,417)
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	7,084	(5,602)	182
Foreign exchange loss on operations	(634)	(176)	(604)
Total	(1,661)	(5,389)	(18,521)

As discussed in note 2, mark-to-market adjustments on interest rate and currency swap derivatives also include an allocation of Golar's mark-to-market adjustments on derivatives entered into by Golar. For the years ended December 31, 2012 and 2011, the amounts allocated to the Partnership was a gain of $0.1 million and loss of $2.5 million, respectively.

8. TAXATION

The components of income tax expense are as follows:

(in thousands of $)	2013	2012	2011
Current tax expense (credit):
U.K.	(373)	1,888	1,044
Indonesia	5,047	7,395	—
Brazil	779	1,055	1,364
Total current tax expense	5,453	10,338	2,408
Deferred tax income:
Amortization of deferred tax benefit on intra-group transfer (Note 2)	—	(912)	(2,363)
Total income tax expense	5,453	9,426	45

United States

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. Our management believes that we satisfied these requirements and therefore by virtue of the above provisions, we were not subject to tax on its U.S. source income.

A reconciliation between the income tax expense resulting from applying either the U.S. federal or Marshall Islands statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as our net income is subject to neither Marshall Islands nor U.S. tax.

United Kingdom

Current taxation credit of $0.4 million, charge of $1.9 million and charge of $1.0 million for the years ended December 31, 2013, 2012 and 2011, respectively, relates to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by our UK subsidiary companies and are comprised of revenues from the operation of five of our vessels. The statutory tax rate in the United Kingdom as of December 31, 2013 was 23%.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We did not have any deferred tax assets at December 31, 2013 or 2012.

Brazil

Current taxation charges of $0.8 million, $1.1 million and $1.4 million for the years ended December 31, 2013, 2012 and 2011, respectively, refer to taxation levied on the operations of our Brazilian subsidiary.

Indonesia

Current taxation charges of $5.0 million, $7.4 million and $nil for the years ended December 31, 2013, 2012 and 2011, respectively, refer to taxation levied on the operations of our Indonesian subsidiary. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the time charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or the invalidity of certain stipulated tax assumptions.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
U.K.	2008
Brazil	2008
Indonesia	2012

Deferred income tax assets are summarized as follows:

(in thousands of $)	2013	2012
Deferred tax assets, gross	6,070	—
Valuation allowances	(6,070)	—
Deferred tax assets, net	—	—

Deferred tax assets, gross relate to net operating losses carried forward for the NR Satu. The deferred tax asset was fully provided for during the year as we do not consider this as realizable. Valuation allowances of 6.1 million, $nil and $1.0 million arose in the years ended December 31, 2013, 2012 and 2011, respectively, and were recognized in our consolidated and combined carve-out statements of operations.

9. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2013, were as follows:

Year ending December 31, (in thousands of $)	Total
2014	351,888
2015	352,154
2016	340,567
2017	337,040
2018	212,290
2019 and later	789,524
Total	2,383,463	(1)
____________________________________
(1) This includes revenues from Golar relating to the Option Agreement entered into in connection with the acquisition of the Golar Grand in November 2012. In the event the current charterer does not renew or extend its charter beyond 2015, we have the option to require Golar to charter the vessel through to October 2017.

Minimum lease revenues are calculated based on certain assumptions such as those relating to expected off-hire days and, for those days on-hire, estimates of the operating component of the charter rate (where applicable) which includes assumptions as to forecast foreign currency rates, changes in the specified consumer price index, amongst others. For those charters containing provisions for reimbursement for drydocking expenditure, these revenues have not been reflected in minimum lease revenues above.

PTNR has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between us and PTNR. We have assumed that this option will not be exercised. Accordingly, the minimum lease revenues set out above include revenues arising within the option period.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2013 and 2012 were $1,858.3 million and $1,555.7 million; and $449.0 million and $362.9 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

10.  BUSINESS COMBINATION

On February 7, 2013, we acquired Golar's 100% interest in the company that owns and operates the Golar Maria. The purchase consideration was $215 million for the vessel less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million plus other purchase price adjustments of $5.5 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter expiring in December 2017. The acquisition of the Golar Maria was deemed accretive to our distributions.

We accounted for the acquisition of the Golar Maria as a business combination. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The fair values allocated to each class of identifiable assets of Golar Maria and the difference between the purchase price and net assets acquired were calculated as follows:

(in thousands of $)		February 7, 2013
Purchase consideration		127,910	(1)
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	215,000
Cash	7,981
Fair value of interest rate swap	(3,096)
Long-term debt	(89,525)
Other assets and liabilities	(2,450)
Subtotal		(127,910)
Difference between the purchase price and fair value of net assets acquired		—
__________________________________________
(1) The cash purchase consideration of $127.9 million comprises the following:

(in thousands of $)
Cash consideration paid to Golar	125,500
Adjustment for the interest rate swap liability assumed	(3,096)
Other purchase price adjustments	5,506
127,910

Revenue and profit contributions

Since the acquisition date, the business has contributed revenues of $26.1 million and net income of $14.5 million to us for the period from February 7, 2013 to December 31, 2013.

The table below shows our comparative summarized consolidated pro forma financial information for the years ended December 31, 2013 and 2012, giving effect to our acquisition of the Golar Maria as if it had taken place on January 1, 2012.

	Unaudited	Unaudited
(in thousands of $, except per unit data)	2013	2012
Revenues	332,150	308,617
Net income	152,388	135,472
Earnings per unit (basic and diluted):
Common unitholders	$2.33	$2.52

11. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2013 and 2012, there was no provision for doubtful accounts.

12. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2013	2012
Other receivables	2,937	1,219
Prepaid expenses	4,089	2,874
Accrued interest income	—	243
	7,026	4,336

As of December 31, 2013, included in other receivables is an amount for an indemnification receivable of $2 million (see note 25).

13. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2013	2012
Cost	1,665,039	954,992
Accumulated depreciation	(383,448)	(247,845)
Net book value	1,281,591	707,147

As of December 31, 2013 and 2012, we owned seven and four vessels, respectively.

The increase in the number of vessels in the year ended December 31, 2013 is due to the acquisition of the Golar Maria in February 2013 (see note 10) and the termination of the lease financing arrangements relating to the Golar Winter and the Golar Grand to acquire the legal title of both these vessels. The Golar Winter and the Golar Grand were previously included within vessels under capital leases, net, as of December 31, 2012 (see note 14).

Drydocking costs of $68.7 million and $20.9 million are included in the cost amounts for December 31, 2013 and 2012, respectively. Accumulated amortization of those costs at December 31, 2013 and 2012 was $16.6 million and $4.3 million, respectively.

Mooring equipment of $38.1 million is included in the cost for December 31, 2013 and 2012. Accumulated depreciation of the mooring equipment at December 31, 2013 and 2012 was $6.0 million and $2.4 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2013, 2012 and 2011 was $55.1 million, $35.2 million and $29.3 million, respectively.

As of December 31, 2013 and 2012, vessels and equipment with a net book value of $1,281.6 million and $707.1 million, respectively, were pledged as security for certain debt facilities (see note 25).

14. VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2013	2012
Cost	168,492	600,733
Accumulated depreciation	(40,799)	(115,101)
Net book value	127,693	485,632

As of December 31, 2013 and 2012, we operated one and three vessels under capital leases, respectively. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 21.

The decrease in vessels under capital leases is as a result of the termination of the lease financing arrangements relating to the Golar Winter and the Golar Grand and the acquisition of the legal title of these vessels (see note 21). As of December 31, 2013, these assets are now included within vessels and equipment, net (see note 13).

Drydocking costs of $8.1 million and $9.9 million are included in the cost amounts above as of December 31, 2013 and 2012, respectively. Accumulated amortization of those costs at December 31, 2013 and 2012 was $0.9 million and $6.7 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2013, 2012 and 2011 was $11.9 million, $16.6 million and $16.6 million, respectively.

15. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2013	2012
Debt arrangement fees and other deferred financing charges	20,677	19,684
Accumulated amortization	(6,407)	(4,661)
	14,270	15,023

Amortization expense of deferred charges, for the years ended December 31, 2013, 2012 and 2011 was $5.8 million, $1.1 million and $0.9 million, respectively.

The increase in debt arrangement fees and other deferred financing charges is due to costs capitalized in relation to the Golar Partners Operating Credit Facility which we entered into to refinance the Golar Winter and the Golar Grand.

16. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

Our short-term restricted cash and investment balances in respect of our debt and lease obligations are as follows:

(in thousands of $)	2013	2012
Total security lease deposits for lease obligations	5,639	5,398
Restricted cash relating to the Golar Freeze facility (see note 20)	8,832	8,994
Restricted cash relating to the Mazo facility (see note 20)	—	11,034
Restricted cash relating to the NR Satu facility (see note 20)	9,980	5,474
	24,451	30,900

Restricted cash does not include minimum consolidated cash balances of $25 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in "Cash and cash equivalents" (see note 20).

As of December 31, 2013 and 2012, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 21 was $151.4 million and $195.9 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon GBP LIBOR.

Our restricted cash balances in respect of our lease obligations are as follows:

(in thousands of $)	2013	2012
Methane Princess Lease security deposits	151,364	150,913
Golar Grand Lease security deposits	—	45,008
Total security deposits for lease obligations	151,364	195,921
Included in short-term restricted cash and short-term investments	(5,639)	(5,398)
Long-term restricted cash	145,725	190,523

17. OTHER NON-CURRENT ASSETS

(in thousands of $)	2013	2012
Mark-to-market cross currency interest rate swaps valuation relating to high-yield bonds (see note 23)	—	1,819
Mark-to-market interest rate swaps valuation (see note 23)	5,335	—
Methane Princess Lease security deposit movements (see note 24(h))	4,257	—
Other long-term assets	5,969	3,460
	15,561	5,279

Included within "Other long-term assets" are: (i) capitalized commission expenses and lease incentives incurred in connection with securing the NR Satu time charter amounting to $6.0 million and $2.3 million as of December 31, 2013 and 2012, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for the years ended December 31, 2013, 2012 and 2011 was $0.7 million, $0.2 million and $nil, respectively; and (ii) an amount of $1.2 million which was previously included within the total as of December 31, 2012, which related to the Golar Winter modification. Upon completion of the modification in 2013, the balance was transferred to vessels and equipment, net.

18. ACCRUED EXPENSES

(in thousands of $)	2013	2012
Vessel operating and drydocking expenses	5,538	6,737
Administrative expenses	757	281
Interest expense	6,273	7,729
Provision for tax	7,520	11,783
	20,088	26,530

19. OTHER CURRENT LIABILITIES

(in thousands of $)	2013	2012
Deferred revenue	17,888	12,848
Mark-to-market interest rate swaps valuation (see note 23)	15,119	24,991
Mark-to-market cross currency interest rate swaps valuation (see note 23)	16,804	—
Mark-to-market foreign exchange rate swaps valuation (see note 23)	—	20,527
Deferred credits from capital lease transactions (see note 22)	625	625
Other creditors (see note 25)	6,609	5,701
	57,045	64,692

20. DEBT

(in thousands of $)	2013	2012
Total long-term debt due to third parties	889,471	704,519
Less: current portion of long-term debt due to third parties	(156,363)	(64,822)
Total long-term debt due to third parties	733,108	639,697
Total long-term debt due to related parties	—	34,953
Long-term debt	733,108	674,650

Our outstanding debt as of December 31, 2013 is repayable as follows:

Year Ending December 31, (in thousands of $)
2014	156,363
2015	99,782
2016	62,550
2017	276,651
2018	230,942
2019 and thereafter	63,183
Total	889,471

Excluding the high-yield bonds, our debt is denominated in U.S. dollars and bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2013 and 2012 of 3.37% and 3.93%, respectively.

At December 31, 2013, the maturity dates for our debt were as follows:

(in thousands of $)	2013	2012	Maturity date
Mazo facility	—	13,521	2013
Golar Maria facility	84,525	—	2014
High-yield bonds	214,100	233,804	2017
Golar LNG Partners credit facility	160,500	247,500	2018
Golar Partners Operating credit facility	215,000	—	2018
Golar Freeze facility	74,646	89,647	2015/2018*
NR Satu facility	140,700	155,000	2019
	889,471	739,472
__________________________________________
*The Commercial Loan facility tranche matures in 2015 and the Exportfinans Loan facility tranche matures in 2018.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The Mazo facility matured in June 2013 and the corresponding restricted cash balances were released to cash.

Golar Maria Facility

The Golar Maria facility is secured against the Golar Maria and was assumed by us upon the acquisition of the company that owns and operates the vessel from Golar in February 2013. The amount originally drawn down under the facility was $120 million, but the balance outstanding under the facility at the date of acquisition was $89.5 million. The Golar Maria facility bears interest at LIBOR plus a 0.95% margin and is repayable in quarterly installments with a final balloon payment of $80.8 million due in December 2014. As of December 31, 2013, we had $84.5 million of borrowings outstanding under the Golar Maria facility and thus, is presented under current debt. We expect to refinance this facility ahead of its expiration.

High-yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2013, the U.S. dollar equivalent of the principal amount is $214.1 million.

Golar LNG Partners Credit Facility

In September 2008, we refinanced existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit, and entered into a new $285 million revolving credit facility with a banking consortium. The loan is secured against the Golar Spirit and the assignment to the lending banks of a mortgage given to us by the lessors of the Methane Princess, with a second priority charge over the Golar Mazo.

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin of 1.15%. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. As of December 31, 2013, the revolving credit facility provided for available borrowings of up to $225.5 million, of which $160.5 million was outstanding. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2013, we had an undrawn balance of $65 million available to us under this revolving credit facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Golar Partners Operating Credit Facility

In June 2013, we refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility which matures in June 2018. As of December 31, 2013, we had an undrawn balance of $50 million available to us under this revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility. As of December 31, 2013, we had $215.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

Golar Freeze Facility

We assumed the Golar Freeze facility pursuant to the purchase of the Golar Freeze from Golar, in October 2011. The amount originally drawn down under the facility in June 2010 was $125 million. The amount outstanding under the facility at the time we assumed the debt was approximately $108.0 million.  As of December 31, 2013, there was approximately $74.6 million of borrowings outstanding under the Golar Freeze facility. The Golar Freeze facility is secured against the Golar Freeze. The facility is with a syndicate of banks and financial institutions and bears interest at LIBOR plus a margin of 3%. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans Loan facility. Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015. The Exportfinans Loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment due in June 2018. The Golar Freeze facility requires certain balances to be held on deposit during the period of the loan (see note 16).

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the FSRU, NR Satu, entered into a seven year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5% together with a commitment fee of 1.4% on any undrawn portion of the facility. PTGI drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in March 2020. The NR Satu facility requires certain balances to be held on deposit during the period of the loan (see note 16).

As of December 31, 2013, the margins we pay under our loan agreements are above LIBOR at a fixed or floating rate ranging from 0.95% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Debt and lease restrictions

Our loan debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Our various debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar's loan and lease agreements.

In April 2013, we received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, the loan facilities affected by the loss of control which contained the change of control provisions were amended in June 2013. We are now in compliance with all covenants.

21. CAPITAL LEASES

(in thousands of $)	2013	2012
Total obligations under capital leases	159,008	412,371
Less: current portion of obligations under capital leases	—	(5,837)
Long-term obligations under capital leases	159,008	406,534

As of December 31, 2013 and 2012, we operated one and three vessels under capital leases, respectively. These leases were in respect of a refinancing transaction in 2003, a lease financing transaction in 2004 and another in 2005.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. We novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (“The Methane Princess Lease”).  The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 16.

The leasing transactions, which occurred in April 2004 and 2005, were in relation to the newbuildings, the Golar Winter and the Golar Grand, respectively. In each case, we novated the vessels’ newbuilding contracts prior to the completion of construction and then leased the vessel from a financial institution in the UK.

The decrease in the number of vessels under capital leases is due to the termination of the Golar Winter and Golar Grand lease obligations in June 2013 (see note 14) and their refinancing with the Golar Partners Operating Credit Facility as described in note 20.

As of December 31, 2013, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2014	7,754
2015	8,055
2016	8,361
2017	8,676
2018	9,022
2019 and thereafter	183,564
Total minimum lease payments	225,432
Less: Imputed interest	(66,424)
Present value of minimum lease payments	159,008

The Methane Princess Lease liability continues to increase until 2014 and thereafter decreases over the period to 2034, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon British Pound (GBP) LIBOR.

We determined that the entities that owned the vessels were variable interest entities in which we had a variable interest and was the primary beneficiary. Upon the initial transfer of the vessels to the financial institutions, we measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

22. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2013	2012
Deferred credits from capital lease transactions	17,904	18,529

Deferred credits from capital lease transactions

(in thousands of $)	2013	2012
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(6,162)	(5,537)
	18,529	19,154
Short-term (see note 19)	625	625
Long-term	17,904	18,529
	18,529	19,154

In connection with the Methane Princess Lease (see note 21), we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

Amortization for each of the years ended December 31, 2013, 2012 and 2011 was $0.6 million.

23. FINANCIAL INSTRUMENTS

As discussed in note 2, in respect of the Combined Entity and Dropdown Predecessor, earnings for the years ended December 31, 2012 and 2011 include an allocation of Golar’s mark-to-market adjustments for interest rate swap and foreign currency swap derivatives and related foreign exchange gains and losses, captured within "other financial items, net" (see note 7). These amounts have been accounted for as an equity contribution.

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. we have entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. Certain interest rate swap agreements qualify and are designated, for accounting purposes, as cash flow hedges. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. We hedge account for certain of our interest rate swap arrangements designated as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings, within interest expense, in the same period as the hedged items affect earnings.

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

	Notional Amount
Instrument (in thousands of $)	December 31, 2013		Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	1,224,800	(1)	2014	to	2020	0.92%	to	6.49%
__________________________________________
(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described below.

As of December 31, 2012, our interest rate swaps had a total notional amount of $759.6 million with maturity dates between 2013 and 2018, and fixed interest rates ranging from 0.92% to 6.49%.

During the year ended December 31, 2013, we entered into new interest rate swaps with a notional value of $422.5 million. In addition, in connection with the acquisition of the Golar Maria in February 2013, we assumed Golar Maria's bank debt and the related interest rate swap with a notional value of $50 million. Interest rate swaps with a notional value of $100 million expired during the year ended December 31, 2013.

As of December 31, 2013 and 2012 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $1,224.8 million and $759.6 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2013	2012	2011	2013	2012	2011
Interest rate swaps	Other financial items, net	775	—	—	1,015	(409)	(412)

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2013	2012	2011
Interest rate swaps	5,515	1,113	934

As of December 31, 2013, our accumulated other comprehensive income included $1.6 million of unrealized gains on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

As of December 31, 2013, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

Foreign currency risk

For the periods reported, the majority of the vessels’ gross earnings were receivable in U.S. dollars and the majority of our transactions, assets and liabilities were denominated in U.S. dollars, our functional currency. However, we incur expenditures in other currencies. Our capital lease obligation and related restricted cash deposit are denominated in British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

A net foreign exchange gain of $2.3 million, gain of $1.6 million and loss of $1.2 million arose in the years ended December 31, 2013, 2012 and 2011, respectively. The net foreign exchange gain of $2.3 million arose in the year ended December 31, 2013 as a result of the $7.1 million gain (2012: $5.6 million loss) on the retranslation of our capital lease obligations and the cash deposits securing those obligations offset by the $4.8 million loss (2012: $7.2 million gain) on the mark-to-market valuation on the Golar Winter currency swap. This swap was terminated and cash settled in June 2013 in connection with the termination of the Golar Winter lease. Further foreign exchange gains or losses will arise over time in relation to our remaining capital lease obligation as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposit securing our capital lease obligation or if the remaining lease is terminated.

We entered into the Golar Winter currency swap in connection with the lease arrangement in respect of the Golar Winter, the obligation in respect of which was denominated in GBP. In this transaction the restricted cash deposit, which secured the letter of credit given to the lessor to secure part of Golar’s obligations to the lessor, was much less than the obligation and therefore, unlike the Methane Princess Lease, did not provide a natural hedge. In order therefore, to hedge this exposure, we entered into a currency swap with a bank, who was also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations. The swap hedged the full amount of the GBP lease obligation. In June 2013, in connection with the termination of the lease financing arrangement in respect of the Golar Winter, the associated Golar Winter currency swap was also terminated.

As described in note 20, in October 2012, we issued Norwegian Kroner (NOK) denominated senior unsecured bonds. In order to hedge our exposure, we entered into a currency swap to exchange NOK payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the NOK obligation. We have designated the currency swap as a cash flow hedge. Accordingly, the net gain (2012: loss) has been reported in a separate component of accumulated other comprehensive income to the extent the hedge is effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged item affects earnings. As of December 31, 2013, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

As of December 31, 2013 and 2012, we have foreign currency forward contracts as summarized below:

		Notional Amount			Average forward
Instrument (in thousands)		Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
Norwegian Kroner	(1)	1,300,000	227,193	2017	5.722
__________________________________________
(1) This pertains to the cross currency interest rate swap described below.

As of December 31, 2012, in addition to the foreign currency forward contract above, we had a currency swap relating to the Golar Winter lease (as described above). This swap had a notional amount of GBP 58.1 million (equivalent to $106.8 million), matures in 2032 and had an average forward rate of 1.838.

Cross currency interest rate swap

As described in note 20, we issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net loss recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2013	2012	2011
Cross currency interest rate swap	1,080	(5,063)	—

As of December 31, 2013, our accumulated other comprehensive income included $4.0 million of unrealized losses on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and estimated fair value of our financial instruments at December 31, 2013 and 2012 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2013 Carrying Value	2013 Fair Value	2012 Carrying Value	2012 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	103,100	103,100	66,327	66,327
Restricted cash and short-term investments	Level 1	170,176	170,176	221,423	221,423
High-yield bonds(1)	Level 1	214,100	221,166	233,804	234,708
Long-term debt—floating(2)	Level 2	675,371	675,371	505,668	505,668
Obligations under capital leases(2)	Level 2	159,008	159,008	412,371	412,371
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	5,335	5,335	—	—
Cross currency interest rate swap asset(3)(5)	Level 2	—	—	1,819	1,819
Interest rate swaps liability(3)(4)	Level 2	15,119	15,119	24,991	24,991
Cross currency interest rate swap liability(3)(5)	Level 2	16,804	16,804	—	—
Foreign currency swaps liability(3)	Level 2	—	—	20,527	20,527
__________________________________________

(1)
This pertains to high-yield bonds with a carrying value of $214.1 million as of December 31, 2013 which is included under long-term debt on the balance sheet. The fair value of the high-yield bonds as of December 31, 2013 was $221.2 million (2012: $234.7 million), which represents 103.3% (2012: 100.5%) of its face value.

(2)	Our debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(3)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4)
The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of December 31, 2013 and 2012 was $3.5 million (with a notional amount of $287.1 million) and $7.7 million (with a notional amount of $239.6 million), respectively. The expected maturity of these interest rate agreements is from June 2014 to March 2018.

(5)
We issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. As of December 31, 2013 and 2012, the following are the details on the cross currency interest rate swap:

Instrument (in thousands)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	1,300,000	227,193	Oct 2017	6.485%	(16,804)

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

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption "other financial items, net" (see note 7).

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to us. Despite the master netting arrangements in place, as of December 31, 2013, the interest rate swap assets cannot be offset against the interest rate swap liabilities as these are with different counterparties.

The cross currency interest rate swap has a credit support arrangement that require us to provide cash collateral in the event that the market valuation drops below a certain level. Valuations are currently above these levels and there is no cash collateral that has been provided in the period.

The fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of our credit-worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Concentrations of risk

The maximum exposure to credit risk is the carrying value of cash and cash equivalents, restricted cash and short-term investments, trade accounts receivable, other receivables and amounts due from related parties. There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank Finland Plc, Lloyds TSB Bank plc, Citibank, DNB Bank ASA, Santander UK plc, Sumitomo Mitsui Banking Corporation and Standard Chartered PLC. However, we believe this risk is remote.

During the year ended December 31, 2013, six customers accounted for all of our revenues. These revenues and associated accounts receivable are derived from two time charters with BG Group plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras, one time charter with PTNR and one time charter with Eni S.p.A. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contract with Pertamina being on a ship-or-pay basis, such that, our vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay us, as the ship owner, before Pertamina. Further, the gas sales contracts are with the Chinese Petroleum Corporation. We consider the credit risk of BG Group plc, Petrobras, DUSUP, PTNR, Pertamina and Eni S.p.A to be low.

During the years ended December 31, 2013, 2012 and 2011, Petrobras accounted for more than 25% of gross revenue (see note 6). Details of revenues derived from each customer for the years ended December 31, 2013, 2012 and 2011 are found in note 6.

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

Net expenses from related parties:

(in thousands of $)	2013	2012	2011
Transactions with Golar and affiliates:
Management and administrative services fees (a)	2,569	2,876	1,576
Ship management fees (b)	6,701	4,222	4,146
Interest expense on high-yield bonds (c)	1,972	575	—
Interest expense on Golar LNG vendor financing loan - Golar Freeze (d)	—	11,921	3,085
Interest expense on Golar LNG vendor financing loan - NR Satu (e)	—	4,737	—
Interest expense on Golar Energy loan (f)	—	829	—
Total	11,242	25,160	8,807

Receivables (payables) from related parties:

As of December 31, 2013 and 2012, balances with related parties consisted of the following:

(in thousands of $)	2013	2012
Trading balances due to Golar and affiliates (g)	(5,989)	(546)
Methane Princess Lease security deposit movements (h)	4,257	—
High-yield bonds (c)	—	(34,953)
	(1,732)	(35,499)
__________________________________________
(a) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(c) High-yield bonds - In October 2012, we completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million at the time of issuance. Of this amount, NOK200 million (2012: approximately $35.0 million) was held by Golar until their disposal in November 2013 (see note 20).

(d) Golar LNG vendor financing loan - Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, we entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012 using the net proceeds from the bond issuance.

(e) Golar LNG vendor financing loan - NR Satu - In July 2012, in connection with the purchase of the NR Satu, we entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million was available for draw down until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012 using the proceeds from the NR Satu facility.

(f) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar LNG Energy Limited ("Golar Energy"). The loan was unsecured, repayable on demand and bore interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by us, including Golar Singapore, were extinguished.

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

(h) Methane Princess Lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement (see below). Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess Lease.

(i) $20 million revolving credit facility - On April 13, 2011, we entered into a $20 million revolving credit facility with Golar.  The facility matures in April 2015 and is unsecured and interest-free. In May 2013, we drew down $20 million from the facility which we subsequently repaid in December 2013. As of December 31, 2013, we have an undrawn balance of $20 million available under this facility.

(j)  Dividends to China Petroleum Corporation - During the years ended December 31, 2013, 2012 and 2011, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation ("CPC"), paid total dividends to CPC of $10.6 million, $1.8 million and $2.4 million, respectively.

(k) Acquisitions from Golar - We acquired from Golar equity interests in certain subsidiaries which own or lease and operate the NR Satu, the Golar Grand and the Golar Maria. The acquisition of the first two vessels were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The acquisition of the Golar Maria was accounted for as a business combination (see note 10).

Our Board of Directors ("the Board") and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price and vendor financing loan (where applicable) for each transaction. The Conflicts Committee retained a financial advisor, DnB Nor Markets, to assist with its evaluation of the transaction. The details of each transaction are as follows:

	2012		2011
(in millions of $)	Golar Grand	NR Satu	Golar Freeze
Purchase consideration	176.8	388.0	231.3
Less: Net assets acquired
- Vessel – historic book value	127.5	257.6	166.0
- Capital lease obligation assumed (net of restricted cash)	(90.8)	—	—
- Loan debt assumed	—	—	(108.0)
- Other net assets (liabilities)	6.4	(1.9)	7.5
Total net assets acquired	(43.1)	(255.7)	(65.5)
Deduction to equity	133.7	132.3	165.8

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

NR Satu

On July 19, 2012, we acquired Golar’s equity interests in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (e) above.

Golar Grand

On November 8, 2012, we acquired Golar's equity interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

Golar Maria

In February 2013, we acquired Golar's 100% interest in the company that owns and operates the Golar Maria. The details of the transaction are omitted from the table above, as this was accounted for as a business combination (see note 10).

(l) Payment due under Omnibus Agreement - During the year, we incurred expenses of $3.3 million, which was indemnified by Golar as part of the Omnibus agreement. A receivable has been recognized for this amount.

(m) Dividends to Golar - Since our IPO in April 2011, we have declared and paid quarterly distributions totaling $63.7 million, $47.3 million and $19.1 million to Golar for each of the years ended December 31, 2013, 2012 and 2011, respectively.

Golar Grand option

In connection with the acquisition of the Golar Grand in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we have an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term (which expires in 2015).

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify us in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess and other vessels previously financed by UK tax leases or in relation to the restructuring terminations in 2010.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify us until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify us for any defects in title to the assets contributed or sold to us and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of our IPO on April 13, 2011.

Acquisition of Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on October 19, 2011 and July 19, 2012, Golar has agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu.

Acquisition of the Golar Maria

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on February 7, 2013, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of February 7, 2013.

25. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2013	2012
Book value of vessels and equipment secured against long-term loans and capital leases	1,409,284	1,192,779

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that we received, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. As of December 31, 2013, we have one remaining UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2013, there was a net accrued loss of approximately $0.3 million.

Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the remaining lease (including the other vessels previously financed by UK tax leases) or in relation to the restructuring terminations in 2010.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business.

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and we are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We continue to believe we have meritorious defences against these claims, however, we are currently involved in compromise settlement discussions with the other parties. An estimate of the compromise settlement amount is between $2 million and $4.8 million. Accordingly, we have provided for a $2 million loss contingency (recorded in current liabilities), but have also recognized an asset for the same, on the basis that we consider it probable that this loss will be recoverable from our subcontractor, who is also a party to these settlement discussions. In addition, as part of the acquisition of NR Satu in July 2012, Golar has also agreed to indemnify us against any such non-recoverable losses.

26. EQUITY ISSUANCES

The following table summarizes the issuances of common and general partner units since our IPO in April 2011:

Date	Number of Common Units Issued[1]	Offering Price	Gross Proceeds (in thousands of $)[2]	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering[3]	Use of Proceeds
July 2012	7,294,305	$30.95	230,366	221,746	57.5%	Acquisition of the NR Satu
November 2012	5,824,590	$30.50	181,275	180,105	54.1%	Acquisition of the Golar Grand
January 2013	4,316,947	$29.74	131,006	130,244	50.9%	Acquisition of the Golar Maria
December 2013	5,100,000	$29.10	151,439	150,342	41.4%	Acquisition of the Golar Igloo
_________________________________________
1 Includes common units issued by us to Golar in a private placement made concurrent to the public offering of 969,305 common units, 1,524,590 common units and 416,947 common units in July 2012, November 2012 and January 2013, respectively. There was no private placement of common units to Golar in the December 2013 offering, however, 3,400,000 of our common units held by Golar were sold to the public in a secondary offering.
2 Includes General Partner's 2% proportionate capital contribution.
3 Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2013 and 2012:

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2011	23,127,254	15,949,831	797,492
July 2012 offerings	7,294,305	—	148,864
November 2012 offerings	5,824,590	—	118,869
December 31, 2012	36,246,149	15,949,831	1,065,225
January 2013 offerings	4,316,947	—	88,101
December 2013 offerings	5,100,000	—	104,082
December 31, 2013	45,663,096	15,949,831	1,257,408

27. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2013	2012	2011
Net income attributable to general partner and limited partner interests	141,296	116,418	85,534
Less: Dropdown Predecessor net income	—	(28,015)	(21,937)
Less: distributions paid (1)	(127,260)	(87,072)	(46,423)
Under distributed earnings	14,036	1,331	17,174
Under distributed earnings attributable to:
Common unit holders	6,649	1,304	16,829
Weighted average units outstanding (basic and diluted) (in thousands):
Common units	40,417	27,441	23,127
Earnings per unit (basic and diluted):
Common unit holders	2.31	2.08	1.89
Cash distributions declared and paid in the period per unit (2):	2.05	1.78	0.73
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.52	0.50	0.43
__________________________________________
(1)       This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the quarter end date. This also includes cash distributions to IDR holders for the years ended December 31, 2013, 2012 and 2011 of $4.9 million, $nil and $nil, respectively.
(2) Refers to cash distributions declared and paid during the period.
(3) Refers to cash distributions declared and paid subsequent to the period end.

As of December 31, 2013, of our total number of units outstanding, 59% (2012: 46%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distribution guidelines in our First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the periods presented prior to April 13, 2011, such units are deemed equal to the common and subordinated units received by Golar.

The General Partner’s, common unit holders’ and subordinated unit holder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our board of directors to provide for the proper conduct of our business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy are entitled to incentive distributions if the amount we distribute to unit holders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

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

In addition, the General Partner and Golar Energy currently hold all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unit holders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unit holders and the General Partner in the following manner:

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

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unit holders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

28.  SUBSEQUENT EVENTS

In February 2014, we paid a cash distribution of $0.5225 per unit in respect of the three months ended December 31, 2013.

In March 2014, we completed our acquisition of interests in the company that owns and operates the FSRU, the Golar Igloo (see note 29).

In April 2014, we declared a cash distribution of $0.5225 per unit in respect of the three months ended March 31, 2014.

29.  ACQUISITION AFTER BALANCE SHEET DATE

In March 2014, we acquired Golar's 100% interest in the company that owns and operates the Golar Igloo pursuant to a Purchase, Sale and Contribution Agreement that we entered into with Golar on December 5, 2013. The purchase consideration was $310.0 million for the vessel (including charter) less the assumed bank debt of $161.3 million plus the fair value of the interest rate swap asset of $3.3 million and other purchase price adjustments. The Golar Igloo was delivered to its current charterer, Kuwait National Petroleum Company ("KNPC"), the national oil refining company of Kuwait in March 2014 under a charter expiring in December 2018. The acquisition of the Golar Igloo is expected to be accretive to our distributions.

We accounted for the acquisition of the Golar Igloo as a business combination. The purchase price of the acquisition has been allocated to the identifiable assets acquired. We are in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. Additional business combination disclosures will be presented in our next available interim report.

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The provisional fair values allocated to each class of identifiable assets of Golar Igloo and the difference between the purchase price and net assets acquired was calculated as follows:

(in thousands of $)			March 28, 2014
Purchase consideration		(1)	152,059
Less: Fair value of net assets (liabilities) acquired:
Vessel including allocation to charter (if applicable)	310,000
Fair value of interest rate swap	3,329
Long-term debt	(161,270)
Others	—	(2)
Subtotal			(152,059)
Difference between the purchase price and fair value of net assets acquired			—
_________________________________________
(1) This includes the purchase consideration for the vessel less the fair value of the assumed bank debt plus fair value of the interest rate swap asset but excludes any working capital adjustments which will be available upon finalization of the results of the Golar Igloo for the first quarter of 2014.
(2) This information will be available upon finalization of the results of the Golar Igloo for the first quarter of 2014.