Form 20-F
period 2014-12-31
Golar LNG Partners LP
filed 2015-04-29
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 001- 35123

GOLAR LNG PARTNERS LP
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Graham Robjohns 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 08, Bermuda Telephone: +1 (441) 295-4705
(Name, Telephone, Email and/or Facsimile Number and Address of the Company Contact Person)

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2014, or the Annual Report, should be read in conjunction with the consolidated and combined financial statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to "Golar LNG Partners LP," "Golar LNG Partners," the "Partnership," "we," "our," "us" or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering (or our IPO) on April 13, 2011, our Combined Entity.  References to our "Combined Entity" refer to the subsidiaries of Golar LNG Limited that had interests in the vessels in our initial fleet prior to our initial public offering.  References in this Annual Report to "our general partner" refer to Golar GP LLC, the general partner of the Partnership.  References in this Annual Report to "Golar" refer, depending on the context, to Golar LNG Limited (NasdaqGS: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar LNG Energy Limited or Golar Energy and to Golar Management Limited (or Golar Management).  References in this Annual Report to Golar Wilhelmsen refer to Golar Wilhelmsen AS, a company that is jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS.

References in this Annual Report to our "initial fleet" refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our initial public offering.  References to our "Dropdown Predecessor" refer to the Golar Freeze, the Nusantara Regas Satu (or the NR Satu) and the Golar Grand, which we acquired subsequent to our initial public offering. In this Annual Report, we refer to the vessels in our initial fleet, the Dropdown Predecessor, the Golar Maria, the Golar Igloo and the Golar Eskimo, collectively, as our "current fleet".

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

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•
market trends in the floating storage regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•	our and Golar’s ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to increase distributions and the amount of any such increase;

•	our ability to integrate and realize the expected benefits from acquisitions, such as our recent acquisition of the Golar Eskimo;

•	our estimates of annual contracted revenues that may be generated by the acquisition of the Golar Eskimo;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage Golar’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Golar in the future;

•	our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

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

Item 2.                                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                   Key Information

A.            Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined financial and operating data, which includes, for periods prior to the completion of our IPO, on April 13, 2011, the Combined Entity.  The transfers and contributions of the subsidiaries that had interests in the vessels in our initial fleet were deemed to be a reorganization of entities under common control.  As a result, we have recorded these transactions at Golar’s historical book values.

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the NR Satu, respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that leased and operate the LNG carrier, the Golar Grand. These transactions were also deemed to be a reorganization of entities under common control.

From the time of our first annual general meeting in December 2012, four of the seven members of our board became electable by the common unitholders and because Golar no longer has the power to control our board of directors, we are no longer considered to be under common control with Golar. Consequently, since December 13, 2012, we no longer account for vessel acquisitions from Golar as transfers of equity interests between entities under common control.

In February 2013 and March 2014, we acquired from Golar 100% interests in the subsidiaries that own and operate the LNG carrier, the Golar Maria, and the FSRU, the Golar Igloo, respectively, each of which we accounted for as an acquisition of a business. Accordingly, the results of the Golar Maria and the Golar Igloo are consolidated into our results from the respective dates of their acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria and the Golar Igloo prior to their acquisitions.

The consolidated and combined financial data of Golar Partners as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited consolidated and combined carve-out financial statements of Golar Partners, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

The following financial data should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our historical consolidated and combined carve-out financial statements and the notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Golar in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands except for unit data)
Statement of Operations Data:
Total operating revenues	$396,026	$329,190	$286,630	$225,452	$205,808
Vessel operating expenses(1)	59,191	52,390	45,474	39,212	38,516
Voyage and commission expenses(2)	6,048	5,239	4,471	785	6,343
Administrative expenses	5,757	5,194	7,269	8,235	7,457
Depreciation and amortization	80,574	66,336	51,167	45,316	43,106
Impairment of long-term assets	—	—	—	—	1,500
Total operating expenses	151,570	129,159	108,381	93,548	96,922
Operating income	244,456	200,031	178,249	131,904	108,886
Interest income	1,131	1,097	1,797	1,640	3,998
Interest expense	(43,781)	(43,195)	(38,090)	(19,581)	(20,300)
Other financial items, net	(22,118)	(1,661)	(5,389)	(18,521)	(27,855)
Income before income taxes	179,688	156,272	136,567	95,442	64,729
Income taxes	5,047	(5,453)	(9,426)	(45)	(1,212)
Net income	184,735	150,819	127,141	95,397	63,517
Net income attributable to non-controlling interest(5)	(10,581)	(9,523)	(10,723)	(9,863)	(9,250)
Net income attributable to Golar LNG Partners owners	$174,154	$141,296	$116,418	$85,534	$54,267
Earnings Per Unit (Basic and Diluted)
Common units	$2.47	$2.31	$2.08	$1.89	$1.54
Cash distributions declared and paid per unit	2.14	2.05	1.78	0.73	—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$98,998	103,100	$66,327	$49,218	$53,559
Restricted cash and short-term investments(3)	25,831	24,451	30,900	24,512	21,815
Long-term restricted cash(3)	146,552	145,725	190,523	185,270	186,042
Vessels and equipment, net	1,501,170	1,281,591	707,147	662,021	554,607
Vessels under capital lease, net(4)	122,253	127,693	485,632	501,903	515,666
Total assets	1,956,202	1,721,219	1,510,974	1,437,813	1,407,810
Current portion of long-term debt	124,221	156,363	64,822	49,906	58,822
Current portion of obligations under capital leases	—	—	5,837	5,909	5,766
Long-term debt	908,311	733,108	674,650	572,978	400,574
Long-term obligations under capital leases(4)	150,997	159,008	406,534	399,934	406,109
Non-controlling interest(5)	67,618	70,777	71,858	62,934	55,470
Owner’s and Dropdown Predecessor equity(6)	—	—	—	208,069	321,470
Partner’s capital	536,207	501,744	178,675	32,069	—
Number of units issued and outstanding:
Common units	45,663,096	45,663,096	36,246,149	23,127,254	23,127,254
Subordinated units	15,949,831	15,949,831	15,949,831	15,949,831	15,949,831
Cash Flow Data:
Net cash provided by operating activities	$276,980	$148,679	$189,343	$156,972	$87,090
Net cash (used in) provided by investing activities	(167,755)	(84,052)	(78,798)	(102,881)	216,288
Net cash used in financing activities	(113,327)	(27,854)	(93,436)	(58,431)	(283,666)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Fleet Data:
Number of vessels at end of period(7)	9	8	7	7	7
Average number of vessels during period(7)	9	8	7	7	7
Average age of vessels	18	19	20	19	18
Total calendar days for fleet	3,199	2,883	2,562	2,555	2,555
Total operating days for fleet(8)	3,196	2,751	2,408	2,162	2,328
Other Financial Data:
Average daily time charter equivalent earnings (TCE)(9)	$121,906	$117,758	$116,739	$103,581	$85,681
Average daily vessel operating expenses(10)	$18,502	$18,172	$17,749	$15,347	$15,075

(1)	Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2)
The vessels have been operated under time charters during the periods presented.  Under a time charter, the charterer pays substantially all of the vessel voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking. None of the vessels underwent drydocking in 2014 (2013: four; 2012: none; 2011: two; and 2010: one).

(3)
Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and which are held as cash collateral for decline in fair values of certain swaps.

(4)
During the periods presented, six of the vessels were subject to lease financing arrangements, which are classified as capital leases.  In respect of four of these leases, we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently therewith, we entered into capital leases for the vessels, and the vessels were recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on the deposits, approximate the remaining amounts we owe under the capital lease arrangements.  Where movements in interest rates result in a surplus, this is released to working capital.  Similarly, where a deficit arises, this is funded through working capital.  In these instances, we consider payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans.  As of December 31, 2013 and 2014, we had one remaining capital lease in respect of the Methane Princess.  Under U.S. GAAP, we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets.  This accounting treatment has the effect of presenting both our assets and liabilities gross by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  At December 31, 2014, our total assets included restricted cash deposits of $172.4 million with respect to our lease financing arrangements and debt facilities. Accordingly, our lease and debt liabilities were gross of restricted cash deposits by the same amount.

(5)	Non-controlling interest refers to a 40% interest in the Golar Mazo owned by Chinese Petroleum Corporation.

(6)
Dropdown Predecessor equity refers to periods prior to the acquisition by us of the subsidiaries with interests in the vessels, the Golar Freeze, the NR Satu and the Golar Grand (in October 2011, July 2012 and November 2012, respectively),  when we and these vessels were under the common control of Golar.

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

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands, except average daily TCE)
Total operating revenues	$396,026	$329,190	$286,630	$225,452	$205,808
Voyage expenses	(6,048)	(5,239)	(4,471)	(785)	(6,343)
	$389,978	$323,951	$282,159	$224,667	$199,465
Calendar days less scheduled off-hire days	3,199	2,751	2,417	2,169	2,328
Average daily TCE (in $)	$121,906	$117,758	$116,739	$103,581	$85,681

(10)	We calculate average daily vessel operating expenses by dividing vessel operating expenses by the number of calendar days.

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

Risks Inherent in Our Business

We will be required to make substantial capital expenditures to expand the size of our fleet.  Depending on whether we finance our expenditures through cash from operations, borrowings or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted.

Our growth strategy includes the acquisition of existing vessels as well as newbuildings. We will be required to make substantial capital expenditures to expand the size of our fleet.  We may be required to make significant installment payments for retrofitting of LNG carriers to FSRUs and acquisitions of LNG carriers and FSRUs.  If we choose to purchase FSRUs or LNG carriers (either from Golar or independently), we plan to finance the cost either through cash from operations, borrowings or debt or equity financings.

Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders.  Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control.  Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Furthermore, our ability to access capital, overall economic conditions and our ability to secure long-term, fixed rate charters could limit our ability to expand our fleet.  Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders.  In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

If we are unable to obtain additional financing, we may be unable to meet our obligations as they come due, enhance our existing business, complete acquisitions, respond to competitive pressures or otherwise execute our growth strategy.

As of April 29, 2015, we have an aggregate available borrowing capacity from our existing revolving credit facilities of $35 million. However, the commercial loan tranche of the $125 million Golar Freeze credit facility will mature in June 2015, the $120 million Golar Maria credit facility will mature in December 2015 and the $20 million revolving credit facility with Golar will mature in June 2015.  While we have obtained a binding commitment from certain lenders to enter into a new credit agreement to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility, the entry into the proposed new credit agreement is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements.  We cannot assure you that such proposed new credit agreement will be executed or that it will become effective prior to the maturity of our debt that matures in 2015. Any failure to refinance our maturing loans in 2015 could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

We plan to finance our future acquisitions through cash from operations, borrowings or debt or equity financings.  Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders.  Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control.  Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

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

In addition, each vessel in our fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen.  Pursuant to these agreements, these entities provide significant commercial and technical management services for our fleet.  In addition, pursuant to a management and administrative services agreement between us and Golar Management (or the management and administrative services agreement), Golar Management provides us with significant management, administrative, financial and other support services.  Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services.  Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition.  While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated only by us during its life.  Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built.  These costs could decrease our cash flow and reduce our liquidity and could have an adverse effect on our expected plans for growth.

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

Our growth strategy focuses on expansion in the floating storage and regasification sector and the LNG shipping sector.  While global LNG demand has continued to rise, the rate of its growth has fluctuated due to several reasons, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects.  Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs and LNG carriers, which could be negatively affected by a number of factors, including:

•	the price and availability of crude oil and petroleum products;

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

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

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•
infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters upon expiration or early termination of our current charter arrangements. Reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition and ability to make cash distributions to our unitholders.

In addition, in late 2014 and early 2015, global crude oil prices fell significantly. A continued decline in oil prices could negatively affect growth in LNG production. The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. Some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG carriers  beyond 2020.  Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.
Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts;

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries; or

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

Growth in the LNG trade in 2014 was less than had been previously expected, in part because a new project in Angola failed to sustain full operations. Continued economic uncertainty, the current low oil price environment and the continued acceleration of unconventional natural gas production have contributed to the delay or cancellation of certain other projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. These factors could have an adverse effect on our ability to secure future term charters at acceptable rates.

We have only ten vessels in our current fleet.  Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

As of April 29, 2015, our fleet consists of six FSRUs and four LNG carriers.  If any of our FSRUs or LNG carriers are unable to generate revenues as a result of off-hire time, our results of operations and financial condition could be materially adversely affected.

The charters, relating to our FSRUs and LNG carriers, permit the charterer to terminate the charter under certain circumstances, including in the event that the vessel is off-hire for any extended period and upon the occurrence of specified defaults by us.  In addition, with respect to the Golar Spirit, the Golar Winter, the Golar Freeze and the Golar Eskimo, the charterer may terminate the charter upon six months’ written notice at any time after the fifth or tenth anniversary of the commencement of the related charter upon payment of a termination fee. The termination of any of our charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders if we are unable to re-charter such vessel for an extended period of time.  For further details regarding termination of our charters, please read "Item 4—Information on the Partnership—Business Overview—Charters."

We currently derive all of our revenue from eight customers.  The loss of any of these customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers.  For the year ended December 31, 2014, BG Group PLC (or BG Group) accounted for 17%, PT Pertamina (PERSERO) (or Pertamina) accounted for 10%, Dubai Supply Authority (or DUSUP) accounted for 12%, Petrobras accounted for 25%, PT Nusantara Regas (PTNR) accounted for 17%, Eni SpA accounted for 8% and Kuwait National Petroleum Company (or KNPC) accounted for 11% of our total revenues.  All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach.

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

•
with respect to the Golar Spirit, the Golar Winter, the Golar Freeze and the Golar Eskimo, upon six months’ written notice at any time after the fifth or tenth anniversary of the commencement of the related charter upon payment of a termination fee; or

•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Petrobras, the Brazil state-controlled oil company, is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. In addition, in January 2015, Petrobras announced that it may decrease its five-year capital expenditure budget for 2015-2019. Petrobras has also announced that it is reducing the pace of some projects. It is uncertain at this time how this may affect Petrobras, its performance of its existing charters with us or the development of new projects. Any adverse effect on Petrobras’ ability to perform under existing charters with us could harm us.

If we lose any of our charterers and are unable to re-deploy the related vessel on terms as favorable to us as our current charters for an extended period of time, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition and to service any associated debt.  In such a situation, the loss of a charterer could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

As of December 31, 2014, we had a total consolidated debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our revolving credit facilities) of approximately $1,031.1 million. In addition, we have the ability to incur additional debt.  Our level of debt could have important consequences to us, including the following:

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

Our financing arrangements, most of which, are secured by our vessels, contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.

The operating and financial restrictions and covenants in our financing arrangements, including our credit facilities, the Norwegian bond agreement, and the Methane Princess lease agreement and any future financing agreements, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.  For example, our financing arrangements impose restrictions and covenants that restrict our and our subsidiaries’ ability to, among other things:

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

Accordingly, we may need to seek consent from our lenders or lessors in order to take certain actions or engage in certain activities. The interests of our lenders or lessor may be different from ours, and we may be unable to obtain our lenders' or lessor's consent when and if needed.

If we do not comply with the restrictions and covenants in our financing arrangements, our business, results of operations, financial condition and ability to pay distributions will be adversely affected. Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions.  If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.  If restrictions, covenants, ratios or tests in our debt instruments are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate.  We may not have, or be able to obtain, sufficient funds to make these accelerated payments.  In addition, obligations under certain of our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels, and if we are unable to repay debt under our financing arrangements, the lenders or lessors could seek to foreclose on those assets.

For more information, regarding our financing arrangements, please read "Item 5—Operating and Financial Review and Prospects-Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt" and "—Capital Lease Obligations."

Growth of the LNG market may be limited by many factors, including economic and financial factors, infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

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

As a result of the factors discussed above, some of the current proposals to expand existing or develop new LNG liquefaction and regasification facilities may be abandoned or significantly delayed.  If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

We have substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies.  Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do or Golar.  We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the FSRU market and LNG transportation market.  This increased competition may cause greater price competition for time charters.  As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We may have more difficulty entering into long-term time charters in the future if an active short-term or spot LNG shipping market continues to develop.

One of our principal strategies is to enter into additional long-term FSRU and LNG carrier time charters of five years or more.  Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has increased in the past two years. This is expected to continue to increase in the near future.

If an active spot or short-term market develops, we may have increased difficulty entering into long-term time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable.  In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Hire rates for FSRUs and LNG carriers are not readily available and may fluctuate substantially.  If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.

Hire rates for FSRUs and LNG carriers are not readily available and may fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity.  This supply-demand relationship largely depends on a number of factors outside our control.  For example, the size of the current world order book for LNG carriers is expected to result in an increase in the size of the world LNG carrier fleet over the next few years. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict.  A substantial or extended decline in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or to acquire and profitably operate new FSRUs or LNG carriers.  Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.  Hire rates for newbuilding FSRUs and LNG carriers are correlated with their purchase price.  Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. If rates are lower when we are seeking a new charter, or if we elect not to re-charter a vessel, our earnings and ability to make distributions to our unitholders may decline.

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

The size of the current world order book for LNG carriers is expected to result in an increase in the size of the world LNG carrier fleet over the next few years. In addition, as our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures.  Moreover, the cost of a replacement vessel would be significant.

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (or the IFCPA) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (or the JPOA). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the United States and the European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. Subsequently, the sanctions relief provided by the JPOA has been extended through June 30, 2015.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future, as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines and criminal penalties and could have an adverse effect on our business.

The operations of our vessels outside of the United States puts us in contact with persons who may be considered “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA). We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

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

LNG carriers and FSRUs require technically skilled officers and crews with specialized training. As the world FSRU fleet and LNG carrier fleet has grown, the demand for technically skilled officers and crews has increased, leading to a shortage of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. If Golar Management or Golar Wilhelmsen are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels.  A material decrease in the supply of technically skilled officers or an inability of Golar Management or Golar Wilhelmsen to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.

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

Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro, the Brazilian Real, the Indonesian Rupiah, the Norwegian Kroner and the British Pound.  If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.  Under the charters and OSAs for the Golar Spirit and Golar Winter, we generate a portion of our revenues in Brazilian Reals.  We incur some operating expenses in Brazilian Reals but also have to convert Brazilian Reals into other currencies in order to pay the remaining operating expenses.  If the Brazilian Real weakens significantly, we may not have sufficient Brazilian Reals to convert to other currencies to satisfy our obligations in respect of the operating expenses related to these charters, which would cause us to have less cash available for distribution.

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

The market for FSRUs is relatively small in comparison to the LNG carrier market. In the event that any of our FSRU charters are terminated, we may be unable to recharter the affected vessels as FSRUs for an extended period of time.  While we may be able to employ these vessels as traditional LNG carriers (except for the NR Satu), the hire rates or other charter terms may not be as favorable to us as the FSRU charters under which they are currently operating. If we acquire additional FSRUs and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

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

PTNR has the right to purchase the NR Satu at any time at a price that must be agreed upon between us and PTNR. In addition, PTNR has the option to extend the charter at a rate lower than the existing hire rate. The exercise of either of these options could have a material adverse effect on our cash flow and our ability to make distributions to our unitholders.

PTNR has the right to purchase the NR Satu at any time at a price that must be agreed upon between us and PTNR. If PTNR exercises its purchase option, it would reduce the size of our fleet and we may be unable to identify or acquire a suitable replacement vessel with the proceeds of the option exercise. Even if we find a suitable replacement vessel, the hire rate of such vessel may be lower than the hire rate for the NR Satu under its charter. In addition, if PTNR exercises its option to extend the NR Satu charter, the total hire rate will be reduced by approximately 11.6% per day for any day in the extension period falling in 2023, with a further 7.0% reduction for any day in the extension period falling in 2024 and 2025. The exercise of either of these options could have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders.

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

The current state of global financial markets and current economic conditions may materially and adversely impact our business and may hinder or prevent us from expanding our business.

Weak global or regional economic conditions may negatively impact our business in ways that we cannot predict. Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the equity and debt capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing sovereign debt crisis in Greece and other European Union member countries, the renewed crisis in the Middle East and civil unrest in Ukraine and elsewhere, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under committed loans we arrange in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our ability to pay distributions to our unitholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, volatility and uncertainty concerning current global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to delivery disruptions, cost increases, accelerated payments to suppliers, customer bad debts or reduced revenues.

Terrorist attacks, piracy, war and general political unrest could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results, financial condition, ability to raise capital and future growth. In addition, current conflicts in Afghanistan and general political unrest in Ukraine, certain African nations and the Middle East may lead to additional regional conflicts and acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region.  Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay distributions.

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

As of April 29, 2015, Golar owns our 2.0% general partner interest, all of our incentive distribution rights and an approximately 29% limited partner interest in us. All of our officers and certain of our directors are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders.  Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand.  As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders.  These conflicts include, among others, the following situations:

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

Our officers, all of whom are directors or officers of Golar Management and perform executive officer functions for us pursuant to the management and administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including Golar.  The affiliates of our general partner, including Golar, conduct substantial businesses and activities of their own in which we have no economic interest.  As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.  Please read “Item 6—Directors, Senior Management and Employees.”

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

In addition, pursuant to the management and administrative services agreement Golar Management provides us with significant management, administrative, financial and other support services.  We reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of these services.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner~~,~~ which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•
The vote of the holders of at least 662/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner.  Golar currently owns approximately 29% of the outstanding common and subordinated units.

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

•	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.

•
Election of the four directors elected by unitholders is staggered, meaning that the member(s) of only one of three classes of our elected directors will be selected each year.  In addition, the directors appointed by our general partner serve for terms determined by our general partner.

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

We have granted registration rights to Golar and certain of its affiliates.  These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders.  As of April 29, 2015, Golar owns 1,688,096 common units and 15,949,831 subordinated units.  Following their registration and sale under the applicable registration statement, those securities will become freely tradable.  By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

Our general partner, as the holder of a majority of the IDRs, has the right, at a time when there are no subordinated units outstanding and our general partner and Golar have received incentive distributions at the highest level to which they are entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election.  Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

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

Golar, which owns and controls our general partner, currently owns 3.7% of our common units.  At the end of the subordination period, assuming we do not issue any additional common units and the conversion of our subordinated units into common units, Golar will own approximately 28% of our common units.

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

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or for any future taxable year.  We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income.  This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (or Fifth Circuit) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (or Code) relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (or IRS) stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year.  If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences.  Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership that was formed on September 24, 2007, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Golar LNG Limited (Nasdaq: GLNG), a leading independent owner and operator of Floating Storage Regasification Units (or FSRUs) and LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters. We completed our IPO in April 2011. As of April 24, 2015, we have a fleet of six FSRUs and four LNG carriers.

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

In July 2012, we acquired from Golar interests in the companies that own and operate the NR Satu for a purchase price of approximately $385.0 million for the vessel plus working capital adjustments of $3.0 million. In addition, in November 2012, we acquired from Golar interests in the companies that leased and operate the Golar Grand for a purchase price of $265.0 million for the vessel plus working capital adjustments of $2.6 million less the assumed capital lease obligations of $90.8 million.

In February 2013, we acquired from Golar interests in the company that owns and operates the LNG carrier, the Golar Maria for a purchase price of approximately $215.0 million less the assumed debt of $89.5 million.

In March 2014, we acquired from Golar interests in the company that owns and operates the Golar Igloo for a purchase price of approximately $310.0 million less assumed debt of $161.3 million plus fair value of the interest rate swap asset of $3.6 million and net working capital adjustments.

In January 2015, we acquired from Golar interests in the companies that own and operate the Golar Eskimo for a purchase price of approximately $390.0 million less assumed bank debt of $162.8 million and net working capital adjustments.

See “Item 5. Operating and Financial Review and Prospects” for a description of our recent vessel acquisitions and the financing arrangements related to our fleet.

We maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM08, Bermuda. Our telephone number at that address is +1 (441) 295-4705. Our principal administrative offices are located at 13th Floor, One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom.

B.            Business Overview

General

Our business is to own and operate FSRUs and LNG carriers under long-term time charters (which we define as charters with terms of five or more years).  Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of FSRUs and LNG carriers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows.  The vessels in our current fleet are chartered to BG Group, Pertamina, Petrobras, Dubai Supply Authority, PTNR, Eni S.p.A., KNPC, the Government of the Hashemite Kingdom of Jordan (or Jordan) (expected to commence charter of the Golar Eskimo in the second quarter of 2015) under long and medium-term time charters that had an average remaining term of six years as of March 31, 2015 and Golar. Since our IPO in April 2011, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.5625 per unit for the quarter ended December 31, 2014.

We intend to leverage the relationships, expertise and reputation of Golar, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers.  Golar is also developing a floating liquefaction (FLNG) business and currently has one FLNG vessel under construction. We may in the future consider potential opportunities to expand our business through the acquisition of interests in FLNG assets from Golar. Golar currently owns our 2.0% general partner interest, all of our IDRs and an approximately 29% limited partner interest in us.  Golar intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term stable cash flow generating FSRUs and LNG carriers.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•
Pursue strategic and accretive acquisitions of FSRUs and LNG carriers and in the future, possibly FLNG vessels. We believe our affiliation with Golar positions us to pursue a broader array of growth opportunities, including strategic and accretive acquisitions from Golar, with Golar or from third parties. Golar is not required to offer to us, and we are not required to purchase, any FLNG assets.

•
Compete for long-term charter contracts for FSRUs and LNG carriers when attractive opportunities arise.  We intend to work with Golar to participate in competitive tender processes and engage in negotiated transactions with potential charterers for both FSRUs and LNG carriers when attractive opportunities arise by leveraging on the strength of the industry expertise of Golar and our publicly traded partnership status.

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

The Natural Gas Industry

Predominantly used to generate electricity and as a heating source, natural gas is one of the "big three" fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.

According to the EIA International Energy Outlook for 2013, worldwide energy consumption is projected to increase by 56% from 2010 to 2040, with total energy demand in non-OECD countries increasing by 90%, compared with an increase of 17% in OECD countries. Natural gas consumption worldwide is forecast to increase by 64%, from 113 trillion cubic feet (or Tcf) in 2010 to 185 Tcf in 2040. The lower carbon intensity of natural gas relative to coal and oil, makes it an attractive fuel for industrial and electric power sectors, for environmental reasons.

Countries that have natural gas demand in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships. LNG is a natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or a land based regasification facilities for the distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2013, worldwide proved natural gas reserves were 6,793 Tcf having grown by 39% over the past 20 years.  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 55% of the world's natural gas reserves as of January 1, 2013, and the United States, the fifth largest holder of natural gas reserves, is forecast to see an increase in production growth from 21.2 tcf in 2010 to 33.1 tcf in 2040.  Production in the Australia/New Zealand region is forecast to increase from 1.9tcf in 2010 to 6.7tcf in 2040 with most originating from Australia and much of this coming to market over the next 4-5 years.  More recently, sizeable new discoveries have been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is now underway outside the US (Canada) and is slated to commence elsewhere including China, Australia, Mexico, Argentina, Britain and other parts of OECD Europe. Although reserves of unconventional natural gas are unknown, a 2013 EIA report on relatively near term technically recoverable shale gas indicates 7,299tcf of estimated risked recoverable resource. This estimate is 10% higher than that included in the 2011 EIA report. Interestingly, the resource estimate for China is 13% lower than the 2011 expectation as a result of a downward revision to reserves in one particular basin. Much of the resource in this basin is deeper than what is currently considered to be commercially recoverable. Future advances in drilling technology have the potential to reverse this.

Although the growth in production of unconventional domestic natural gas has resulted in a reduced rate of growth in LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Between 2010 and 2014 a number of cargoes were redirected from the US to the Far East which increased LNG ton miles and demand for LNG shipping. Shipping ton miles may fall as Australian volumes which have more proximate off-takers begin to deliver in 2015. The recent grant of non-FTA export permits in respect of six US projects representing approximately 70 million tons of LNG per year does however raise the prospect of significant additional volumes being exported out of the US. As most of these exports will be transported on an LNG carrier to more distant markets, shipping ton miles may increase toward the end of this decade.

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

The following diagram displays the flow of natural gas and LNG from production to regasification.

LNG Supply Chain

The LNG supply chain involves the following components:

Gas Field Production and Pipeline: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will in some cases see the gas transported to a marine based liquefaction facility.

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

The World LNG Carrier Fleet

As of the end of March 2015, the world LNG carrier fleet consisted of 430 LNG carriers (including 21 FSRUs and 17 vessels less than 18,000m3). By the end of March 2015, there were orders for 162 new LNG carriers (including 7 FSRUs, 4 vessels less than 18,000m3 and 5 floating production, storage and offloading ("FPSO")), the majority of which will be delivered between now and the end of 2016.

The order book has now defined the next generation of tradeable tonnage in regards to size and propulsion. The current ”standard” size for LNG carriers is approximately 166,000 cbm, up from 125,000 cbm during the 1970s, while propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Disesel Electric (D/TFDE) or M-type, Electronically-controlled Gas Injection (MEGI) systems.

While there are a number of different types of LNG vessels and "containment systems," there are two dominant containment systems in use today:

•
The Moss system was developed in the 1970s and uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt. In this system, the tank and the hull of the vessel are two separate structures.

•
The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity. In this system, the ship's hull directly supports the pressure of the LNG cargo.

Illustrations of these systems are included below:

Of the vessels currently trading and on order, approximately 74% employ the Membrane containment system, 24% employ the Moss system and the remaining 2% employ other systems. Most newbuilds (85%) on order employ the membrane containment system, because it most efficiently utilizes the entire volume of a ship's hull. In general, the construction period for an LNG carrier is approximately 28-34 months.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

The FSRU regasification process involves the vaporization of LNG and pressurizing and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

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

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. Worldwide regasification exceeds worldwide liquefaction capacity and a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America and Africa. We believe that the advantages of FSRUs compared to onshore facilities make them highly competitive in these markets. FSRU projects can typically be completed in less time (two to three years compared to four or more years for land based projects) and at a significantly lower cost (20 to 50% less) than comparably sized land based alternatives. In the Middle East, Caribbean and South America almost all new regasification projects use an FSRU. FSRUs are also beginning to penetrate Asian markets led by our NR Satu in Jakarta, Indonesia and a variety of projects in India and South East Asia. Africa also represents a growth opportunity with several countries on the continent also expressing interest in FSRU solutions.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time, the fact that renewable energy generation is considered to be less reliable, low levels of investment in existing power infrastructure and the recent availability of competitively priced gas have become the drivers behind the growing interest in the various types of floating LNG regasification projects.

In addition to the advantages above, FSRUs offer a more flexible solution than land based terminals. They can generally be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs can be used on a seasonal basis, as a short-term (one to two years) regasification solution or as a long-term solution for up to 20 years. They offer a fast track regasification solution for markets that need immediate access to LNG supply and can be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for and complement to traditional land-based regasification alternatives.

The World Floating LNG Regasification Vessel Fleet Size and Ownership

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

As of March 31, 2015, there are 21 FSRUs either operating or committed to new projects.

While FSRUs have several advantages, they also have some potential limitations. Whereas FSRUs can have comparable ability to offload cargo from LNG carriers relative to land based terminals, land based terminals typically have greater storage capacity which can facilitate faster cargo offload in a situation when storage tanks are partially full. Land based terminals are also potentially better suited for large gas send out capacity requirements in excess of the capacity of the largest FSRUs. These disadvantages can however be mitigated by adding a Floating Storage Unit (FSU) or another FSRU to create more storage and regasification capacity. Recently, the market has begun to see FSRU projects under development that involve more than one regasification and storage vessel.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the tanker industry including the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets.

Competition — LNG Carriers and FSRUs

As the FSRU market continues to grow and mature new competitors are entering the market. In fact, Hoegh LNG, Excelerate, Golar, BW Gas and Mitsuki O.S.K. lines have recently ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for speculative regasification tonnage. The LNG carrier market has grown significantly and there have been new entrants. The expansion and growth of the FSRU and LNG carrier markets has led to more competition for mid- and long-term LNG charters. Competition for these long-term charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, LNG carriers and most new FSRU's may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

Together with Golar, we believe that we are one of the world’s largest independent LNG carrier and FSRU owner and operators. We compete with other independent shipping companies who also own and operate LNG carriers and FSRUs.

In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell, BP, and BG Group own LNG carriers and have in the recent past contracted for the construction of new LNG carriers.  National gas and shipping companies also have large fleets of LNG vessels that have expanded and will likely continue to expand.  These include Malaysian International Shipping Company, National Gas Shipping Company located in Abu Dhabi and Qatar Gas Transport Company, or Nakilat.

Our Fleet and Customers

As of April 29, 2015, our fleet consisted of six FSRUs and four LNG carriers. We intend to leverage our relationship with Golar to make additional accretive acquisitions of FSRUs, LNG carriers and potentially, floating liquefied natural gas vessels (or FLNGVs), with long-term charters from Golar and third parties.

FSRUs

The following table provides information about the six FSRUs in our fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel	Capacity (cbm)	Offtake Capacity (Bcf/d)	Year of Delivery	Year of FSRU Retrofitting	Current Charter Commencement	Charterer	Charter Expiration		Charter Extension Option Periods
Golar Spirit	128,000	0.25	1981	2007	July 2008	Petrobras	2018		Three years plus two years
Golar Winter	138,000	0.50	2004	2008	September 2009	Petrobras	2024	(1)	none
Golar Freeze	125,000	0.48	1977	2010	May 2010	DUSUP	2020		Terms extending up to 2025(2)
NR Satu(3)	125,000	0.50	1977	2012	May 2012	PTNR	2022		2025
Golar Igloo	170,000	0.64	2014	n/a	March 2014	KNPC	2018		none
Golar Eskimo(4)(5)	160,000	0.49	2014	n/a	Q2 2015 (5)	Jordan	2025		none
Total Capacity	846,000	2.86
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

(3)
We hold all of the voting stock and control all of the economic interests in PTGI, the company that owns and operates the NR Satu, pursuant to a Shareholders' Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

(4)	We acquired the Golar Eskimo in January 2015.

(5)
We entered into an agreement with Golar pursuant to which it will pay us an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo. We will in return remit to Golar any hire payments received with respect to the vessel during this period and at Golar's request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Charter and June 30, 2015.

As of March 31, 2015, our FSRU carriers had an average age of 20 years, compared to the world FSRU carrier fleet average age of approximately 9 years.  Our FSRU carriers are generally expected to have a lifespan of approximately 40-50 years.  The Golar Spirit, Golar Freeze and the NR Satu have Moss containment systems while the Golar Winter and the Golar Igloo have membrane-type cargo containment systems. Our charterers are able to use our FSRU carriers worldwide or to sublet the vessels to third parties.

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

Golar Igloo. The Golar Igloo is an FSRU that was built by the Korean shipyard, Samsung Heavy Industries Co. Ltd. and was delivered to Golar in February 2014. It is currently operating under a time charter to KNPC that expires in 2018. KNPC is the national oil refining company of Kuwait. We acquired the Golar Igloo in March 2014. Under the time charter, KNPC will use the Golar Igloo as an FSRU for nine months each year and will be moored at a jetty at the Old South Pier at the Mina Al Ahmadi Refinery. The Golar Igloo has the ability to operate as a traditional LNG carrier and has been utilized as a traditional LNG carrier for the three months each year that she is not operating as an FSRU as provided under her charter.

Golar Eskimo. The Golar Eskimo is an FSRU that was built by Korean shipyard, Samsung Heavy Industries Co., Ltd, and was delivered to Golar in December 2014.  We acquired the Golar Eskimo in January 2015. In the second quarter of 2015, we expect the Golar Eskimo to commence service under a ten-year time charter with Jordan. The Golar Eskimo will be moored at a purpose-built structure off the Red Sea port of Aqaba and will connect to the Jordan Gas Transmission Pipeline that delivers natural gas to power plants in Jordan.

LNG Carriers

The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier	Capacity (cbm)	Year of Delivery	Charterer	Current Charter Expiration		Charter Extension Option Periods
Golar Mazo(1)	135,000	2000	Pertamina	2017		Five years plus five years (2)
Methane Princess	138,000	2003	BG Group	2024		Five years plus five years
Golar Grand	145,700	2006	Golar	2017	(3)	none
Golar Maria	145,700	2006	Eni S.p.A.	2017		none
Total Capacity	564,400

____________________________________

(1)	We own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest.

(2)	In addition, Pertamina has the right to one additional short-term extension of 2 to 12 months following either the initial period of the charter or an extension period.

(3)
BG Group did not exercise its option to extend its charter on the Golar Grand beyond February 2015. Accordingly, in February 2015, we exercised our option to require Golar to charter the vessel through to October 2017 at approximately 75% of the hire rate that would have been payable by BG Group, representing an approximate 25% loss of daily revenue to us with respect to the Golar Grand.

As of March 31, 2015, our LNG carriers had an average age of 11 years, compared to the world LNG carrier fleet average age of approximately 11 years.  LNG carriers are generally expected to have a lifespan of approximately 40 years.  The Methane Princess, the Golar Grand and the Golar Maria have membrane-type cargo containment systems whilst the Golar Mazo has a Moss containment system.  Our charterers are able to use our LNG carriers worldwide or to sublet the vessels to third parties.

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

Golar Grand. The Golar Grand is an LNG carrier built in 2006 that currently operating under a medium-term charter with Golar.  Prior to February 2015, the Golar Grand operated under a time charter with BG Group which was not extended beyond its initial term and expired in the middle of February 2015. In February 2015, we exercised our option to require Golar to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group representing an approximate 25% loss of daily revenue to us with respect to the Golar Grand.

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

Under our charters, hire is payable monthly, in advance, except for the Golar Igloo and the Golar Eskimo, where hire is received monthly in arrears. Under all of our charters, hire is payable in U.S. Dollars, except for the operating cost component for the Golar Spirit and the Golar Winter, which is payable in Brazilian Reals.

Certain of our charters provide for the payment by the charterer of an all-inclusive daily fixed rate. Under our other charters, hire rate is primarily made up of two components:

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

The below table summarizes the key details of the hire rates for each vessel in our fleet:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Spirit	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	The hire rate will be reduced by approximately 5%.
Golar Winter	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	n/a
Golar Freeze	Fixed	Annual adjustment based on actual costs.		The hire rate will be reduced by 64% from the initial hire rate.
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component (1).	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo(2)	The hire rate is an all-inclusive daily fixed rate.			n/a
Golar Eskimo(3)	Fixed for first five years of hire. Decreases by 6.4% after the first five years of hire.	Increases by a fixed percentage per annum.		n/a
Golar Mazo	Fixed	Annual adjustment based on actual costs.	Reimbursement of costs relating to: i) Drydocking ii) Additional cost component (4)	n/a
Methane Princess	Fixed	Increases by a fixed percentage per annum.		Reduces by approximately 28%.
Golar Grand	The hire rate is an all-inclusive daily fixed rate.			n/a
Golar Maria	The hire rate is an all-inclusive daily fixed rate.			n/a
______________________________

(1)
The tax element shall be adjusted only when there is any change in Indonesian Tax Laws (including any changes in interpretation or implementation thereof) or any treaty to which Indonesia is party or the invalidity of any tax assumptions used in determining the tax element.

(2)
The Golar Igloo will provide floating storage and regasification services to KNPC for a nine-month period each year (or the Regasification Season) until the termination of the charter. The Regasification Season will commence, at KNPC's election, between March 1 and March 31 of each year (or the Start Date) and will end nine months later (or the End Date). During the period between the End Date with respect to one Regasification Season and the Start Date of the next succeeding Regasification Season (or the Regasification Off-Season), we may charter the Golar Igloo to other customers under short-term charters.

(3)	The Golar Eskimo charter with Jordan is expected to commence in the second quarter of 2015.

(4)
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

Under the Golar Igloo charter, we can offer a substitute FSRU for the remainder of the Regasification Season at the same hire rate in the event the Golar Igloo cannot perform the service due to an extended force majeure.

Under the Golar Eskimo charter, which we expect will commence in the second quarter of 2015, Jordan has the right to terminate the charter without fault (as long as they do not charter an alternative FSRU) on or after the fifth anniversary of the commencement of the charter and by giving 12 months prior written notice and payment of a specified early termination fee.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation, and size, age and condition of the vessels.

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

Crewing and Staff

As of December 31, 2014, Golar employed (directly and through ship managers) approximately 500 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.  Please read “Item 7—Major Unitholders and Related Party Transactions—Related Party Transactions—Fleet Management Agreements.”  We regard attracting and retaining motivated seagoing personnel as a top priority.  Like Golar, we offer our seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally.  The officers operating our vessels are engaged on individual employment contracts, while the ship managers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current fleet, which are flagged in the Marshall Islands, Indonesia or Liberia.  We believe our relationships with these labor unions are good.  Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations.  Golar’s cadet training approach is designed to balance academic learning with hands-on training at sea.  Golar has relationships with training institutions in Croatia, India, Norway, Philippines, Indonesia and the United Kingdom.  After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of our vessels.  We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

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

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on sulfur emissions from ships.  In Emission Control Areas (or ECAs), limitations on sulfur emissions require that fuels contain no more than 1% sulfur.  Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur.  This cap will then decrease progressively until it reaches 0.5% by January 1, 2020.  The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country.  Our vessels have achieved compliance, where necessary, by being modified to burn gas only in their boilers when alongside.  Low sulfur marine diesel oil (or LSDO) has been purchased as the only fuel for the Diesel Generators.  In addition, except for the Golar Mazo, we have modified the boilers on all our vessels to also allow operation on LSDO.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "-U.S. Clean Air Act" below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and from January 1, 2014, the United States Caribbean Sea. From January 1, 2014, the maximum fuel sulfur limit for both marine gas oil and marine diesel oil is 0.1%. Annex VI Regulation 14, which came into effect on January 1, 2015, set the same 0.1% sulfur limit in the Baltic Sea, North Sea, North America, and United States Caribbean Sea Emission Control Areas (“ECAs”).

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention.  Installation of ballast water treatment systems will be needed on all our LNG carriers.  As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of ballast water treatment systems. However, under their time charter party ("TCP"), Golar Spirit and Golar Winter may be required to trade as LNG carriers.  If the respective vessel charterers should choose to trade the Golar Spirit or Golar Winter internationally as LNG carriers, the vessels will have to be equipped with ballast water treatment systems and the cost of the related modifications will be split between the charterer and owner.  Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules are estimated to be in the range of between $2 million and $4 million.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

Clean Water Act

The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. In March 2013, EPA released a final permit covering vessel discharges under the CWA that for the first time sets numeric effluent limits for ballast water discharges from large commercial vessels. The new Vessel General Permit (or VGP) replaced the prior VGP as of December 2013. The new VGP covers vessel discharges in all U.S. states and territories, including those jurisdictions that implement other aspects of the National Pollutant Discharge Elimination System (or NPDES) program. The permit covers owners and operators of non-recreational large vessels (79 feet and over) operating in a capacity as a means of transportation.

The most significant change in the new VGP is the inclusion of numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. The permit also contains maximum discharge limitations for biocides and residuals. Those vessels that will be required to comply with the numeric limits will do so under a staggered implementation schedule. Certain existing vessels must achieve the numeric effluent limits for ballast water by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. “New build” vessels are subject to the numeric limits upon the effective date of the new permit. Vessels that have deferred deadlines for meeting the numeric standards must meet BMPs, which are substantially similar to past requirements.

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

Clean Air Act

The U.S. Clean Air Act of 1970, as amended (or the CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters.  The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year.  On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages:  near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (or NOx) will apply from 2016. Aligned with the Annex VI Regulation 14 requirements, beginning in January 2015, the EPA emission standards also limit sulfur content in fuel used in Category 3 marine vessels operating in the North America ECA to 1,000 ppm (or 0.1% sulfur by mass). Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

Indonesia Environmental Regulations

The NR Satu, which is operating in Indonesia as an FSRU, is also subject to various local environmental regulations. In Indonesia, the environmental requirements of downstream business activity for the gas industry are regulated and supervised by the Government of Indonesia and controlled through business and technical licenses issued by the Minister of Energy and Mineral Resources and BPH Migas, the regulatory agency for downstream oil and gas activity. Under Law 22, the Government of Indonesia has the exclusive rights to gas exploitation and activities carried out by private entities based on government-issued licenses. Companies engaging in downstream activities must comply with environmental management and occupational health and safety provisions related to operations. This includes obtaining environmental licenses and conducting environmental monitoring and reporting for activities that may have an impact on the environment.

On October 3, 2009, the Indonesian Government passed Law No. 32 of 2009 regarding Environmental Protection and Management, replacing Law No. 23 of 1997 on Environmental Management. Under this law every business activity having significant impact on the environment is required to carry out an environmental impact assessment (known as an AMDAL). Based on the assessment of the AMDAL by the Commission of AMDAL Assessment, the Minister, Governor, or Mayor/Regent (in accordance with their respective authority) must specify a decree of environmental feasibility. The decree of environmental feasibility is used as the basis for the issuance of an environmental license by the Minister, Governor, or Mayor/Regent (as applicable). The environmental license is a pre-requisite to obtaining the relevant business license.

Failure to comply with these laws and obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.

The Indonesian government may periodically revise its environmental laws and regulations or adopt new ones, and the effects of new or revised regulations on our operations cannot be predicted. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future regulations or that such regulations will not have a material effect on our operations.

Kuwait Environmental Regulations

Kuwait is a party to the Kuwait Regional Convention for Co-operation on the Protection of the Marine Environment from Pollution, which requires all parties to take appropriate measures to prevent, abate and combat pollution of the marine environment of the sea area. The Golar Igloo is operating in Kuwait and is subject to various regulations against disposals to sea.

The Kuwaiti government may periodically revise its environmental laws and regulations or adopt new ones, and the effects of new or revised regulations on our operations cannot be predicted. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future regulations or that such regulations will not have a material effect on our operations.

Jordan Environmental Regulations

The Golar Eskimo is expected to start operating in Aqaba, Jordan, in June 2015. The Gulf of Aqaba is considered a Special Area according to Annex One of the International Convention for the Prevention of Pollution from Ships 73/78 (MARPOL 73/78).

Jordan’s Regulation for the Protection of the Environment in the Aqaba Special Economic Zone for the year 2001 creates a number of regulatory requirements designed to prevent harm to the environment. These include limitations on air emissions, releases into the water, and rules for the disposal of garbage, noxious liquid substances, hazardous, radioactive and nucleic substances into the water. The Golar Eskimo may be subject to operational permit requirements if it disposes of waste into the water in this Zone. All disposals from the vessel will therefore be sent ashore.

Under these regulations, our operations may be suspended if any activity causes or threatens to cause environmental pollution in the Zone, or results in deterioration of the quality of water resources. We may also be required to perform environmental audits.

The Jordanian government may periodically revise its environmental laws and regulations or adopt new ones, and the effects of new or revised regulations on our operations cannot be predicted. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future regulations or that such regulations will not have a material effect on our operations.

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

According to SOLAS Ch V/19.2.10, all vessels shall have an Electronic Chart Display and Information Systems (ECDIS) installed in the period 2012 to 2018. Our LNG vessels must have approved ECDIS fitted no later than the first survey on or after July 1, 2015. All our vessels now have an ECDIS installed and our officers have been sent to specific training courses.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us.  This discussion is based upon provisions of the Code as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect.  Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.  The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation.  We have elected to be treated as a corporation for U.S. federal income tax purposes.  As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is treated as effectively connected with the conduct of a trade or business in the Unites States unless such income is exempt from tax under Section 883.

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

We believe that we satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements.  We are organized under the laws of the Republic of the Marshall Islands.  The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and expect to earn in the future.  Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries) is and will be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

Because our common units are traded only on The Nasdaq Global Market, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.  Although the matter is not free from doubt, based on our current and expected cash flow and distributions on our outstanding equity interests, we believe that our common units represent more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we currently satisfy, and will continue to satisfy, the listing and trading volume requirements described previously. In addition, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors.  Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception.  Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above we believe that we satisfy the Publicly Traded Test for the present taxable year and will continue to satisfy the Publicly Traded Test for future taxable years.

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

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us relevant to the fiscal year ended December 31, 2014.  This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report.  Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.  The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

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

Unlike a company, a partnership resident in the United Kingdom or carrying on a trade in the United Kingdom is not itself subject to tax, although its partners generally will be liable for United Kingdom tax based upon their shares of the partnership’s income and gains.  Please read “Item 10— Additional Information-Taxation."

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

Taxation of United Kingdom Incorporated Subsidiaries.  Each of our subsidiaries that is incorporated in the United Kingdom will be regarded for the purposes of the United Kingdom Corporation Tax Acts as being resident in the United Kingdom and will be liable to United Kingdom corporation tax on its worldwide income and chargeable gains, regardless of whether this income or gains are remitted to the United Kingdom.  The generally applicable rate of United Kingdom corporation tax is 20.0% from April 1, 2015.  Our United Kingdom incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken.  There is currently no United Kingdom withholding taxes on distributions made to us.

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

On commencement of the charter by PTGR in Indonesia, which occurred in May 2012 upon delivery of the NR Satu, we became subject to tax in Indonesia payable by PTGI. This included (and is not limited to) corporate income tax on profits at a rate of 25%, withholding taxes required to be withheld by PTGI from payments it makes to our other subsidiaries which could be dividends to PTGI's immediate parent or interest payments on group loans as well as third party debt financing.

However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or the invalidity of certain stipulated tax assumptions.

PTNR withholds tax from payments it makes under the charter for the NR Satu.

Kuwait Taxation

The following discussion is based upon our knowledge and understanding of the tax laws of Kuwait and regulations, rulings and judicial decisions thereunder, all as in effect of the date of this Annual Report and subject to possible change on a retroactive basis.  The following discussion is for general information purposes and does not purport to be a comprehensive description of all the Kuwait income tax considerations applicable to us.

Golar Hull M2031 Corp (“Golar M2031”) which owns and operates the Golar Igloo has entered into LNG Storage and Regasification services contract with Kuwait National Petroleum Company (KNPC).

On commencement of the charter by KNPC, which occurred in March 2014 upon delivery of the Golar Igloo, we became subject to corporate income tax in Kuwait payable by Golar M2031. The corporate income tax is predicated on a deemed profit margin of 30% on contracted revenue in Kuwait and is subject to a 15% Corporate Income Tax Rate.

KNPC withholds 5% of the monthly hire from payments it makes under the charter for the Golar Igloo which will be released upon Golar M2031 obtaining a certificate from the Kuwaiti Tax Authorities confirming all outstanding tax obligations have been settled.

Kuwait may levy tax on the importation of goods and assets into Kuwait.  However, under the agreements with KNPC, we are exempt from customs related taxes, charges, administration fees and duties arising in connection with the charter.

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

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner.  Our general partner is a subsidiary of Golar, which is a Bermuda exempted company.  Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries.

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $28.5 million and $32.1 million as of December 31, 2014 and 2013, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured in favor of the $175 million NR Satu facility.

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

Background and Overview

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  Our fleet currently consists of six FSRUs and four LNG carriers.  We expect to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

We completed our IPO on April 13, 2011 and our common units are traded on the NASDAQ Global Market under the symbol "GMLP".

Significant Developments in 2014 and Early 2015

Acquisitions

In March 2014, we acquired from Golar interests in the company that owns and operates the Golar Igloo, which is currently operating under a time charter with KNPC that expires in December 2018, for a total purchase price of approximately $310.0 million less assumed debt of $161.3 million plus the fair value of the interest rate swap asset of $7.6 million and other purchase price adjustments of $3.6 million. The acquisition of the Golar Igloo was financed from our public offering of common units on December 11, 2013 and the related contribution by our general partner to maintain its 2% general partner interest in us (or the December 2013 Equity Offering). We received total net proceeds of $150.3 million from the December 2013 Equity Offering.

In January 2015, we acquired from Golar interests in the companies that own and operate the Golar Eskimo for a total purchase price of approximately $390.0 million less assumed debt of $162.8 million. The Golar Eskimo was delivered in December 2014. The cash portion of the purchase price for the Golar Eskimo acquisition was financed with cash on hand and the proceeds of a $220.0 million unsecured non-amortizing loan to us from Golar (or the Golar Eskimo Vendor Loan) that will require repayment within two years (with a prepayment incentive fee of up to 1.0% of the loan amount) and bear interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%.

Financing

Golar Maria facility

In December 2014, we entered into a supplemental deed with the existing lenders which amended the existing loan agreement. The amended deed provided for the release of World Shipholding Ltd. and other related companies indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of certain members of his immediate family, as guarantors to the facility and amended certain terms mainly extending the Golar Maria facility for up to 12 months from its original maturity of December 2014. In connection with the extension, the margin on LIBOR on this facility was increased from 0.95% to 1.65%. The facility is repayable in quarterly installments with a final balloon payment of $75.8 million due in December 2015.

Refinancing of the Golar Maria and the Golar Freeze facilities

In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility (which will mature in December 2015) and the commercial loan tranche of the Golar Freeze facility (which will mature in June 2015).  The entry into the new credit agreement to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that it will be effective prior to the maturity of the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility.

Based on the term sheet, we expect that the facility will be a senior secured amortizing term loan and revolving credit facility in an amount equal to the lesser of $180 million (of which $120 million is a binding commitment) or 60% of the combined fair market value of the vessels, the Golar Maria and the Golar Freeze. We expect that the facility will be divided to a term loan facility and a revolving credit facility. We expect that the term loan will be in an amount equal to the lesser of $150 million or 50% of the combined fair market value of the vessels and will be repaid in 12 quarterly installments of $3 million plus a balloon payment of $114 million. We expect the revolving credit facility will be in an amount equal to the lesser of $30 million or 10% of the combined fair market value of the vessels. The revolving credit facility will be available for drawing on a full revolving basis from drawdown of the term loan, up to three months prior to the final maturity date, in a minimum amount of $5 million.  All amounts outstanding will be subject to repayment by the final maturity date, which we expect will be June 30, 2018.

Equity offering
In January 2015, Golar closed a secondary offering of 7,170,000 of our common units representing limited partner interests in the Partnership held by it at a price to the public of $29.90 per unit. Following the offering, Golar’s ownership of us was reduced from 41% to 30%. We did not receive any proceeds from the sale of our common units by Golar and the number of common units outstanding remained unchanged.
Recent Partnership matters
In February 2015, Mr. Hans Petter Aas and Mr. Bart Veldhuizen resigned from our board of directors. To fill the vacancies for their respective remaining terms, Mr. Andrew Whalley and Mr. Alf Thorkildsen, were appointed by the remaining directors elected by our common unitholders. In addition, Mr. Doug Arnell (the ex-CEO of Golar Management Limited), was appointed as a director by our general partner.

Our Charters

We generate revenues by chartering FSRUs and LNG carriers to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, such as an inflation adjustment.

As of March 31, 2015, the average remaining term of our existing long-term time charters was approximately seven years for our FSRU vessels, subject to certain termination and purchase rights, and four years for our LNG carriers.

For more information on our charters, please read “Item 4—Information on the Partnership— Charters.”

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain which reflect the variability in the supply and demand for LNG carriers.  The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport.  During the last cycle, an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012.  Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result.  Since then, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment.  Subsequent to this, the pace of newbuild LNG carrier deliveries has outstripped the supply of new LNG liquefaction, with the supply of vessels exceeding shipping requirements throughout 2014.  We expect this to remain the case for the most part of 2015 with reduced charter hire and utilisation levels as a result.

In late 2014 and early 2015, global crude oil prices fell significantly. A continued decline in oil prices could negatively affect growth in LNG production and demand. The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. Some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters and charter rates over the next few years, while the amount of tonnage available for charter is expected to increase. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with under our credit facilities are based.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows may not be indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Prior to December 13, 2012, our financial results reflect the results of the NR Satu and the Golar Grand, acquired from Golar, for all periods during which such vessels were under common control.  Our acquisitions of the NR Satu and the Golar Grand in July 2012 and November 2012, respectively, were deemed to be business acquisitions between entities under common control.  Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of the Golar Freeze, NR Satu and the Golar Grand. From December 13, 2012, we are no longer under common control of Golar, therefore, commencing with the acquisition of the Golar Maria in February 2013, we no longer retroactively adjust our historical financial results, thus, future results will be less comparable following future acquisitions.

•
The NR Satu did not generate revenues during the period of her retrofitting and is being operated in a substantially different manner than she had in the past.  The NR Satu completed her FSRU retrofitting in April 2012 and commenced FSRU service under her long-term charter with PTNR in May 2012. The NR Satu did not earn revenues while undergoing retrofitting in the shipyard.

•
We intend to increase the size of our fleet by making other acquisitions.  Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs and LNG carriers under long-term time charters from Golar or third parties. We may need to issue additional equity or incur additional indebtedness to fund additional vessels that we purchase.

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

•
Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of some of our derivative instruments is included in our net income as some of our derivative instruments are not designated as hedges for accounting purposes.  These changes may fluctuate significantly as interest rates fluctuate.  Please read Note 24 in the notes to our consolidated and combined financial statements.  The unrealized gains or losses relating to the change in fair value of our derivatives do not impact our cash flows.

•
Our results may be affected by tax exposure and changes in deferred tax assets.  In 2014, we recognized deferred tax assets relating to the recognition of certain historical tax positions relating to foreign tax net operation losses in Indonesia. Please see Note 12 in the notes to our consolidated and combined financial statements. This may not have an impact in our future results as we may not recognize deferred tax in the future.

•
The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2014, 2013 and 2012, we had nil, 128 and 21 off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially. The material impact of off-hire time on our business and results of operations is discussed below.

•
The Golar Igloo generated revenues during the first month of her three-month Regasification Off-Season.  Under the Golar Igloo’s charter with KNPC, Golar Igloo is to provide FSRU services for nine months of each year (the regasification season).  During the charter term, there will be a three-month window each year from December until March, during which the Golar Igloo will not provide FSRU services to KNPC, permitting us to pursue spot carrier and other short-term business opportunities.  In 2014, KNPC extended the Golar Igloo’s charter after the end of the regasification season, until December 31, 2014. We cannot guarantee that the Golar Igloo will be employed each year during her Regasification Off-Season.

•
Reductions of hire rates for extension periods may significantly affect our revenues. The Golar Grand is currently operating under a replacement time charter with Golar at a hire rate that is 75% of the rate paid by the previous charterer. Certain of our other time charters provide for significant reductions in hire rates payable during extension periods if the charterer extends the applicable charter beyond its initial term. These reductions range from 5% for the Golar Spirit to 64% for the Golar Freeze. Our results of operations will be negatively impacted in periods during which any of our vessels are operating under a reduced hire rate.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, including our ability to acquire additional vessels from Golar or from third parties;

•	our ability to maintain good relationships with our six existing customers and our future customers and to increase the number of our customer relationships;

•	increased demand for LNG shipping services, including floating storage and regasification services;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	the effective and efficient technical management of our vessels;

•	Golar’s ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

Off-hire (Including Commercial Waiting Time).  Our vessels may be idle, that is, off-hire, for several reasons: scheduled drydocking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational deficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire.

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

We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking.  Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Also, we amortize our intangible assets, which pertain to customer related and contract based assets representing primarily long-term time charter party agreements acquired in connection with the acquisition of certain subsidiaries from Golar, over the term of the time charter party agreement.

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

Impairment of Long-Lived Assets.  Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  We estimate those future cash flows based on the existing service potential of our vessels.  If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  As of December 31, 2014, we performed an impairment test on certain vessels, as a trigger event was identified. With reference to undiscounted future cash flows based on the existing service potential of the vessels and the associated long term charters, no impairment was identified. Since our inception, our vessels have not been impaired.

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

Customers

In the years ended December 31, 2014, 2013 and 2012, revenues from the following customers accounted for over 10% of our revenues:

	2014		2013		2012
	(dollars in thousands)
Petrobras	$99,976	25%	$85,899	26%	$92,952	32%
DUSUP	48,392	12%	48,029	15%	48,328	17%
Pertamina	40,004	10%	37,302	11%	37,300	13%
BG Group	68,884	17%	66,341	20%	66,148	23%
PTNR	66,345	17%	65,478	20%	41,902	15%
KNPC	43,220	11%	—	—%	—	—%

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  Insurance costs have historically seen periods of high cost inflation. It is anticipated that insurance costs may continue to rise in the future. LNG transportation is a business that requires specialist skills that take some time to acquire and the number of vessels is increasing.  Therefore, there has been an increased demand for qualified crew, which has and will continue to put inflationary pressure on crew costs.  Only vessels on full cost pass-through charters would be fully protected from crew cost increases.  The impact of these increases will be mitigated to some extent by the following provisions in our existing charters:

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

•
Under the OSAs for both the Golar Spirit and the Golar Winter, the charter hire rates are payable in Brazilian Reals. The charter hire rates payable under the OSAs covers all vessel operating expenses, other than drydocking and insurance. The charter hire rates payable under the OSAs were established between the parties at the time the charter was entered into and will be increased based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.

•	The Golar Freeze and the NR Satu time charters provides for annual adjustments to the operating expense component of the charter hire rate as necessary to take into account cost increases.

 A.            Operating Results

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

	Year Ended December 31,
	2014	2013	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$396,026	$329,190	$66,836	20%
Vessel operating expenses	59,191	52,390	6,801	13%
Voyage and commission expenses	6,048	5,239	809	15%
Administrative expenses	5,757	5,194	563	11%
Depreciation and amortization	80,574	66,336	14,238	21%
Interest income	1,131	1,097	34	3%
Interest expense	(43,781)	(43,195)	(586)	1%
Other financial items	(22,118)	(1,661)	(20,457)	1,232%
Taxes	5,047	(5,453)	10,500	(193)%
Net income	184,735	150,819	33,916	22%
Non-controlling interest	(10,581)	(9,523)	(1,058)	11%
TCE (to the closest $100)	121,900	117,800	4,100	3%
Average daily vessel operating costs	18,502	18,172	330	2%

Operating days: During the year ended December 31, 2014, our total operating days increased to 3,196 days, compared to 2,751 days in 2013, as a result of the acquisition of the Golar Igloo in March 2014 and the absence of scheduled drydockings in 2014 compared to 128 days in 2013.

Operating revenues: Total operating revenues increased by $66.8 million to $396.0 million for the year ended December 31, 2014 compared to $329.2 million in 2013. This is primarily due to:

•	$43.2 million of revenue contribution from the Golar Igloo following her acquisition in March 2014;

•
$16.5 million higher revenues from the Golar Sprit, the Golar Winter and the Methane Princess in 2014 compared to 2013, due to their scheduled drydockings during the first half of 2013. Also, the Golar Winter contributed full year of increased hire rates compared to approximately five months in 2013, following the completion of her modification works in July 2013;

•	$3.1 million of additional revenues from the Golar Maria, representing full year of revenues in 2014 compared to approximately eleven months in 2013, following her acquisition in February 2013; and

•	$2.7 million of revenue contribution from the Golar Mazo due to the accelerated release of drydocking revenue, as she drydocked earlier than expected.

Time charter equivalent earnings:

	Year Ended December 31,
	2014	2013	Change	% Change
Calendar days less scheduled off-hire days	3,199	2,751	448	16%
Average daily TCE (to the closest $100)	$121,900	$117,800	$4,100	3%

The increase of $4,100 in the average daily time charter equivalent rate, or TCE, for the year ended December 31, 2014 to $121,900 compared to $117,800 in 2013, is primarily due to the higher than average hire rate from the Golar Igloo, following her acquisition in March 2014.

Vessel operating expenses: The increase of $6.8 million in vessel operating expenses to $59.2 million for the year ended December 31, 2014, as compared to $52.4 million in 2013, was principally due to:

•	incremental operating costs relating to the Golar Igloo of $5.9 million since her acquisition in March 2014; and

•	$0.5 million of expenses relating to a pre-acquisition claim for the NR Satu.
Accordingly, average daily vessel costs for the year ended December 31, 2014 was $18,502, compared to $18,172 in 2013.

Voyage and commission expenses: Voyage and commission expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs, charterhire expenses and brokers' commissions. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.  Voyage and commission expenses increased by $0.8 million to $6.0 million for the year ended December 31, 2014 compared to $5.2 million in 2013 primarily due to $1.1 million of brokers’ commission relating to the Golar Igloo, following her acquisition in March 2014. This was partially offset by lower repositioning costs to and from the shipyard, at our costs, due to only one vessel going into drydock for the year ended December 31, 2014, compared to four in 2013.

Administrative expenses: Administrative expenses increased by $0.6 million, to $5.8 million for the year ended December 31, 2014, compared to $5.2 million in 2013.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the years ended December 31, 2014 and 2013, we incurred charges of $2.9 million and $2.6 million, respectively. The balance of administrative expenses amounting to $2.9 million and $2.6 million for the years ended December 31, 2014 and 2013, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and amortization: Depreciation and amortization increased by $14.2 million to $80.6 million for the year ended December 31, 2014, compared to $66.3 million in 2013 primarily due to:

•	$5.6 million of depreciation of the Golar Igloo following her acquisition in March 2014;

•	$3.1 million of amortization of intangible assets representing Golar Igloo's charter;

•
a full year of amortization of the capitalized drydocking costs of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess in 2014 after completion of their drydockings in 2013 resulting in higher depreciation and amortization by $2.9 million;

•	$0.8 million of accelerated amortization of the Golar Mazo's capitalized drydock costs in 2013, as she drydocked earlier than expected in September 2014; and

•
a full year of depreciation for the year ended December 31, 2014 higher by $0.7 million compared to approximately eleven months of depreciation in 2013 for the Golar Maria, following her acquisition in February 2013.

Interest income: Interest income for the year ended December 31, 2014 of $1.1 million was broadly in line with 2013.

Interest expense: Interest expense increased by $0.6 million to $43.8 million for the year ended December 31, 2014, compared to $43.2 million in 2013. This was principally due to:

•	additional interest of $3.7 million, associated with the Golar Igloo debt, which we assumed upon her acquisition in March 2014; and

•
a full year of interest of the Golar Partners Operating facility secured against the Golar Grand and the Golar Winter, entered into in June 2013, compared to approximately six months in 2013. The new facility is larger and accrues interest at a higher rate than the two leases it replaced.

The increase was partially offset by:

•	decrease in interest on designated hedges of $3.7 million following the maturity of certain designated swaps since November 2013; and

•	lower interest payments on remaining facilities following repayments made on principal balances.

Other financial items:

	Year Ended December 31,
	2014	2013	Change	% Change
	(dollars in thousands)
Mark-to-market (losses)/gains for interest rate swaps	$(5,953)	$12,845	$(18,798)	(146)%
Interest expense on un-designated interest rate swaps	(12,163)	(8,188)	(3,975)	49%
Unrealized and realized (losses)/gains on interest rate swaps	(18,116)	4,657	(22,773)	(489)%
Net foreign currency adjustments for retranslation of lease related balances and mark-to-market adjustments for the Golar Winter Lease related currency swap derivative	677	2,245	(1,568)	(70)%
Amortization of deferred financing costs	(3,554)	(5,828)	2,274	(39)%
Other	(1,125)	(2,735)	1,610	(59)%
Other financial items, net	$(22,118)	$(1,661)	$(20,457)	1,232%

Net realized and unrealized (losses) gains on interest rate swap agreements. Net realized and unrealized (losses)/gains on interest rate swaps resulted in a net loss of $18.1 million for the year ended December 31, 2014, compared to a net gain of $4.7 million in 2013. A key factor contributing to the net unrealized and realized loss of $18.1 million for the year ended December 31, 2014 was the decrease in long-term swap interest rates in 2014. In contrast, the outlook in 2013 was that long-term interest rates would increase.

As of December 31, 2014, our interest rate swaps portfolio had a notional value of $919.1 million (excluding the cross-currency interest rate swap), 23% of which qualified for hedge accounting. Accordingly, a further $0.8 million unrealized loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the year ended December 31, 2014.

We are also party to a cross currency interest rate swap with a notional value of $227.2 million, which was designated as a cash flow hedge. A $0.2 million loss was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2014.

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses. Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred a net foreign exchange gain of $0.7 million and $2.2 million for the years ended December 31, 2014 and 2013, respectively. This is mainly due to the appreciation of the US dollar against the British pound. The Golar Winter lease and the related foreign currency swap were terminated in June 2013, accordingly, there was no comparable gain for the year ended December 31, 2014.

Amortization of deferred financing costs. Amortization of deferred financing costs decreased by $2.3 million to $3.6 million for the year ended December 31, 2014 compared to $5.8 million in 2013. This was largely due to the write off of the deferred financing costs relating to the Golar Winter and the Golar Grand leases following the termination of these lease agreements in June 2013. There are no comparable costs in 2014.

Other items. Other items represent, among other things, bank charges, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras, our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC, and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its charter with PTNR. However, the tax exposure in Indonesia is mitigated by the revenues due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or an invalidity of certain stipulated tax assumptions. Taxes for the year ended December 31, 2014 decreased by $10.5 million resulting to a tax credit of $5.1 million, compared to a tax charge of $5.5 million in 2013. This was primarily due to the recognition of certain historical tax positions related to foreign tax net operating losses that were not recognized until 2014, due to uncertainty of realization. As of December 31, 2014, $5.3 million of foreign tax operating losses were not recognized due to uncertainty of realization.

Please see note 8 to our audited consolidated and combined carved out financial statements included elsewhere in this Annual Report.

Net income: As a result of the foregoing, we earned net income of $184.7 million and $150.8 million for the years ended December 31, 2014 and 2013, respectively.

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

Operating Revenues:  Operating revenues increased by $42.6 million to $329.2 million for the year ended December 31, 2013, compared to $286.6 million in 2012, primarily as a result of:

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

Depreciation and amortization:  Depreciation and amortization expense increased by $15.2 million to $66.3 million for the year ended December 31, 2013, compared to $51.2 million in 2012 primarily due to (i) depreciation of the Golar Maria following her acquisition in February 2013; (ii) amortization of the higher capitalized drydocking costs of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess pursuant to the completion of their drydockings during the year ended December 31, 2013; (iii) amortization of the cost of modification works of the Golar Winter pursuant to the completion of her agreed modification in July 2013; and (iv) a full year's depreciation in 2013 compared to approximately eight months for the FSRU retrofitting expenditure relating to the NR Satu following the completion of her retrofitting in April 2012.

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

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its charter with PTNR. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or an invalidity of certain stipulated tax assumptions. Please see Note 8 to our audited consolidated and combined carved out financial statements included elsewhere in this Annual Report.

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

As of December 31, 2014, our cash and cash equivalents, including restricted cash and short-term investments, was $124.8 million and we had access to undrawn borrowing facilities of $30 million. In 2014, $40 million was drawn down on the Golar Partners Operating credit facility. Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans and capital leases which would otherwise be paid out of our cash balances. Since December 31, 2014, significant transactions impacting our cash flows include:

•	In February 2015, we paid a cash distribution of $0.5625 per unit ($37.3 million in the aggregate) with respect to the quarter ended December 31, 2014;

•
In December 2014, we entered into an agreement to acquire the ownership interests in the companies that own and operate the Golar Eskimo, an FSRU, from Golar for an aggregate purchase price of approximately $390.0 million.  The acquisition was subsequently completed on January 20, 2015. We financed the purchase price with cash on hand of $7.2 million, the proceeds of a $220.0 million vendor financing loan from Golar and the assumption of outstanding bank debt in respect of the Golar Eskimo on the closing date of the acquisition of $162.8 million;

•	In April 2015, we made $26.0 million of scheduled debt repayments and paid interest on our high-yield bonds of $7.4 million;

•
In April 2015, we obtained a signed term sheet and a binding commitment from certain lenders, to refinance the Golar Maria debt facility which matures in December 2015 and the commercial loan tranche under the Golar Freeze facility which matures in June 2015 (as described below).

•	In April 2015, our $20 million revolving credit facility with Golar was extended until June 2015.

The consolidated financial statements have been prepared assuming that we will continue as a going concern.  As of December 31, 2014, we recorded net current liabilities of $136.3 million. Included in current liabilities are short term loan obligations that mature before December 31, 2015 and are therefore, presented as current debt.  We have a debt facility in respect of the Golar Maria of $79.5 million that matures in December 2015 and the commercial loan tranche under the Golar Freeze facility of $39.6 million that matures in June 2015.

In April 2015, we obtained a signed term sheet from certain lenders in an amount equal to the lesser of $180 million (of which $120 million is a binding commitment), or 60% of the combined fair market value of the Golar Maria and Golar Freeze, to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze credit facility and providing additional funding for our operations. The entry into the new credit agreement to refinance these facilities is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that it will become effective prior to the maturity of our debt that matures in 2015. In addition, the cash expected to be generated from operations (assuming current market rates from existing charters) will be to be sufficient to cover both our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and to make scheduled loan repayments.  Furthermore, included within current liabilities as of December 31, 2014, are: (i) mark-to-market valuations of  swap derivatives of $71.9 million (includes $56.6 million mark-to-market valuations for our cross-currency interest rate swap). The swaps mature between 2016 and 2020. We have no intention of terminating these swaps before their maturity and hence realizing these liabilities; (ii) deferred drydocking and operating cost revenue of $20.6 million, which relates to charter hire received in advance from our charterers, thus, no cash outflows are expected in respect of these liabilities in the next twelve months.

Following an intense program of drydockings in 2013, the next scheduled drydockings are not due until 2015. Therefore, we expect improved operating results for 2015 and 2016. Accordingly, as of April 29, 2015, we believe our current resources, including our undrawn credit facilities of $35 million, are sufficient to meet our working capital requirements for at least the next twelve months.

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

Estimated Maintenance and Replacement Capital Expenditures

Our operating agreements require us to distribute our available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. The capital expenditures we are required to make to maintain our fleet are substantial. As of March 31, 2015, our annual estimated maintenance and replacement capital expenditure is $78 million , which is comprised of $18 million for drydock maintenance and society classification surveys and $60 million, including financing costs, for replacing our existing vessels at the end of their useful lives.

The estimate for future vessel replacement is based on assumptions regarding the remaining useful life of our vessels, a net investment rate applied on reserves, replacement values of our vessels based on current market conditions, and the residual value of our vessels. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, contract operating dayrates and the availability and cost of financing at the time of replacement. Our operating agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. “

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Net cash provided by operating activities	$276,980	$148,679	$189,343
Net cash used in investing activities	(167,755)	(84,052)	(78,798)
Net cash used in financing activities	(113,327)	(27,854)	(93,436)
Net (decrease) increase in cash and cash equivalents	(4,102)	36,773	17,109
Cash and cash equivalents at beginning of year	103,100	66,327	49,218
Cash and cash equivalents at end of year	98,998	103,100	66,327

In addition to our cash and cash equivalents noted above, as of December 31, 2014, we had short-term restricted cash and investments of $25.8 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for, and over time are used to repay lease and loan obligations. As of December 31, 2014, our long-term restricted cash balances amounted to $146.6 million which primarily represented security for our Methane Princess capital lease obligation and will be released over time in connection with the repayment of our lease obligation, and cash collateral in respect of our cross-currency interest rate swap which will be released depending on the market valuation of our high yield bonds.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $277.0 million, $148.7 million and $189.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Cash provided by operating activities increased by $128.3 million to $277.0 million for the year ended December 31, 2014, compared to $148.7 million in 2013. This was primarily due to:

•	the improvement in overall trading through the contributions from the Golar Igloo, following her acquisition in March 2014;

•
a decrease in drydocking expenditure of $48.5 million for the year ended December 31, 2014 compared 2013, due to four scheduled drydockings in the first half of 2013, compared to only one drydocking in 2014;

•
higher revenues from the Golar Winter, the Golar Spirit and the Methane Princess, following their scheduled drydockings in the first half of 2013, coupled with the increased hire rate for the Golar Winter, pursuant to the completion of her modification works in July 2013; and

•	the Golar Maria earning a full year of revenues for the year ended December 31, 2014, compared to approximately eleven months in 2013, following her acquisition in February 2013.

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

Net Cash Used in Investing Activities

Net cash used in investing activities of $167.8 million in 2014 was primarily due to the $155.3 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Igloo in March 2014.

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

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease financings and contributions from owners, partially offset by debt and lease repayments and repayments of invested equity.

Net cash used in financing activities during the year ended December 31, 2014 of $113.3 million was primarily due to the following:

•	payment of cash distributions during the year of $153.9 million (of which $13.7 million refers to distributions to our non-controlling interests); and

•	repayment of long term debt and lease obligations of $93.6 million.

    This was partially offset by the proceeds of $135.0 million drawn down from our revolving credit facilities (of which $20 million refers to our revolving credit facility with Golar).

Net cash used in financing activities during the year ended December 31, 2013 of $27.9 million was mainly due to the following:

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

•	draw down and the subsequent repayment of the $20 million sponsor credit facility;

•	repayment of long-term debt and lease obligations of $152.2 million; and

•	payment of cash distributions during the year of $130.5 million (of which $10.6 million refers to distributions to our non-controlling interests).

Net cash used in financing activities during the year ended December 31, 2012 of $93.4 million was mainly due to the following:

•	payment of cash distributions to our unitholders during the year of $77.6 million (of which $nil refers to distributions to our non-controlling interests);

•	proceeds from the July 2012 Equity Offerings and November 2012 Equity Offerings of $401.9 million;

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

•	proceeds from the high-yield bond issuance of $227.3 million, $222.3 million of which was used to repay the Golar LNG vendor financing loan relating to the Golar Freeze acquisition;

•	proceeds from the NR Satu facility of $155.0 million which was used to repay the Golar LNG vendor financing loan relating to the NR Satu acquisition;

•	repayments of long-term debt and lease obligations of $427.2 million, of which $377.3 million relates to the settlement of the vendor financing loans discussed above; and

•	contributions from the Dropdown Predecessor's funding of $53.6 million.

Borrowing Activities

Long-Term Debt.  As of December 31, 2014  and 2013, our long-term debt consisted of the following:

	December 31,
	2014	2013
	(in thousands)
Golar LNG revolving credit facility from Golar	20,000	—
Golar Maria facility	79,525	84,525
High-yield bonds	174,450	214,100
Golar Igloo debt	154,550	—
Golar LNG Partners credit facility	203,500	160,500
Golar Partners Operating credit facility	235,000	215,000
Golar Freeze facility	59,107	74,646
NR Satu facility	126,400	140,700
Total	$1,052,532	$889,471

Our outstanding debt of $1,052.5 million as of December 31, 2014, is repayable as follows:

Year Ending December 31,	(in thousands)

2015	$144,221
2016	87,989
2017	262,439
2018	393,906
2019	44,122
2020 and thereafter	119,855
Total	$1,052,532

As of December 31, 2014, the margins we pay under our bank loan agreements are above LIBOR at a fixed or floating rate ranging from 1.34% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Subsequent to December 31, 2014, in connection with the acquisition of the Golar Eskimo, we assumed existing indebtedness secured by the vessel and we entered into a vendor financing loan with Golar. In addition, in April 2015, we obtained a binding commitment from certain lenders to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze credit facility. (See Golar Maria facility below).

Golar Maria Facility

The Golar Maria facility was assumed by us upon the acquisition of the company that owns and operates the vessel from Golar in February 2013. The amount originally drawn down under the facility was $120 million, but the balance outstanding under the facility at the date of acquisition was $89.5 million. The facility is secured against the Golar Maria. In December 2014, we entered into a supplemental deed with the existing lenders which amended the existing loan agreement. The amended deed provided for the release of World Shipholding Ltd. and other related companies indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of certain members of his immediate family, as guarantors to the facility and amended certain terms mainly extending the Golar Maria facility for up to 12 months from its original maturity of December 2014. In connection with the extension, the margin on LIBOR on this facility was increased from 0.95% to 1.65%. The facility is repayable in quarterly installments with a final balloon payment of $75.8 million due in December 2015.

In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility. The entry into the new credit agreement to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that, it will become effective prior to the maturity of the Golar Maria facility. Based on the term sheet, we expect that the facility will be a senior secured amortizing term loan and revolving credit facility in an amount equal to the lesser of $180 million or 60% of the combined fair market value of the vessels, the Golar Maria and the Golar Freeze, of which $120 million is a binding commitment. We expect that the facility will be divided into a term loan facility and a revolving credit facility. We expect that the term loan will be in an amount equal to the lesser of $150 million or 50% of the combined fair market value of the vessels and will be repaid in 12 quarterly installments of $3 million plus a balloon payment of $114 million. We expect that the revolving credit facility will be an amount equal to the lesser of $30 million or 10% of the combined fair market value of the vessels. The revolving credit facility will be available for drawing on a full revolving basis from drawdown of the term loan, up to three months prior to the final maturity date, in a minimum amount of $5 million. All amounts outstanding will be subject to repayment by the final maturity date, which we expect will be in June 2018. We therefore classified the $73.5 million outstanding loan under the Golar Maria facility, under long-term debt in our consolidated balance sheet.

We expect that the financial covenants under the proposed new facility will require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30 million until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $250 million.

In addition, we expect that there will be vessel covenants that will require us to maintain that the aggregate fair market value of the vessels, the Golar Maria and the Golar Freeze, be at all times at least 110% of the outstanding facility amount.

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds were in denominations of NOK 1 million each. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2014, the U.S. dollar equivalent of the principal amount is $174.5 million.

Under the bond agreement, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•	merge or consolidate with any other person;

•	de-merge or carry out a corporate reorganization splitting the Partnership into two or more separate entities;

•	change or cease to carry on the general nature or scope of our business;

•	sell or dispose of all or a substantial part of our assets or operations;

•	enter into any transaction with related parties other than on an arms' length basis; and

•	change our type of organization or jurisdiction of organization.

The financial covenants under the bond agreement require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30 million from July 1, 2014 until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

In addition, we are required to provide the documents and information necessary to maintain the listing and quotation of the bonds on the Oslo Bors.

Golar Igloo and Golar Eskimo Debts

The Golar Igloo and the Golar Eskimo debt originally formed part of Golar's $1.125 billion facility to fund eight of its newbuildings. The portions of the debt secured against the Golar Igloo and the Golar Eskimo were assumed by us upon our acquisitions of the vessels from Golar in March 2014 and January 2015, respectively. The amounts drawn down under the original facility and the balance outstanding at the dates of acquisition were $161.3 million and $162.8 million, respectively. The Golar Igloo and Golar Eskimo debt bears interest at LIBOR plus a margin. The debt is divided into three tranches, with the following general terms, in line with the original facility:

Tranche	Proportion of debt	Term of loan	Repayment terms	Margin on LIBOR
K-Sure	40%	12 years	Semi-annual installments	2.10%
KEXIM	40%	12 years	Semi-annual installments	2.75%
Commercial	20%	5 years	Semi-annual installments, unpaid balance to be refinanced after 5 years	2.75%

    The K-Sure Tranche, is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). The commercial tranche is funded by a syndicate of banks and is for a term of five years from the date of drawdown with a final balloon payment of $20.2 million due in February 2019. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche. As of December 31, 2014, we had $154.6 million of borrowings outstanding under the facility.

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

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin of 1.15% until November 2014. The margin on LIBOR was changed to 1.34% in November 2014 due to a change in covenant requirements. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2013, we had an undrawn $65 million available to us under this revolving credit facility, which we drew down in March 2014. Accordingly, as of December 31, 2014, we have no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date. As of December 31, 2014, $203.5 million was outstanding on the revolving credit facility.

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

The financial covenants under the Golar LNG Partners credit facility require us to maintain, as of the end of each quarter, and as of the end of each fiscal year:

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $123.95 million.

Golar Partners Operating Credit Facility

In June 2013, we entered into a five year, $275 million loan facility with a banking consortium in connection with the refinancing of our lease financing arrangements in respect of two vessels: the Golar Winter and the Golar Grand. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility. In December 2014, we drew down $40 million on the revolving credit facility. As of December 31, 2014, the Partnership had an undrawn balance of $10 million under the revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility. As of December 31, 2014, the Partnership had $235.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

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

The financial covenants under the Golar Partners Operating credit facility require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30 million from July 1,2014 until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $123.95 million.

Golar Freeze Facility

In June 2010, Golar Freeze Holding Co., a subsidiary of Golar, entered into a $125 million credit agreement with a syndicate of banks, led by DnB NOR Bank ASA as security agent, to refinance conversion costs of the Golar Freeze (or the Golar Freeze facility).  The loan is secured against the Golar Freeze. In connection with our acquisition of the Golar Freeze, we assumed all obligations under the Golar Freeze facility.

The Golar Freeze facility bears interest at a floating rate of LIBOR plus a margin of 3% and the additional cost (as defined in the facility), if any.  The facility is split into two tranches, the commercial loan facility and the Exportfinans ASA loan facility. Exportfinans ASA acted as a lender with a guarantee from Garanti-institute for Eksportkredit (or GIEK).  The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment upon maturity in June 2018.  This tranche is required to be repaid if the commercial tranche is not refinanced. The Commercial Loan facility tranche was to mature in May 2015. Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015. As of December 31, 2014, the value of the deposit secured against the loan was $10.0 million.

In April 2015, we obtained a signed term sheet from certain lenders to refinance the commercial loan tranche of the Golar Freeze credit facility. The entry into the new credit agreement to refinance this facility is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that it will become effective prior to the maturity date of the commercial loan tranche of the Golar Freeze facility. (See the "Golar Maria facility" above). We expect that the maturity date of the new facility will be June 2018. We therefore classified the $34.8 million outstanding amount under the commercial loan tranche under the Golar Freeze credit facility under long term debt in our consolidated balance sheet. The proposed new facility will require certain cash balances to be held on deposit during the period of the loan.

As of December 31, 2014, there was $59.1 million of borrowings outstanding under the Golar Freeze facility.

Under the Golar Freeze facility, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

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

In addition, we are required under the existing Golar Freeze facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Golar Freeze and maintain its name, registration under the laws of its flag state and class certifications with no material overdue recommendations.

The Golar Freeze facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the Golar Freeze facility require us to ensure that as of the end of each quarterly period during and as of the end of each financial year, the ratio of charterhire to consolidated debt service is equal to 1.15:1.

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a 7 year, $175.0 million secured loan facility (or the NR Satu facility). The NR Satu facility is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in March 2020. As of December 31, 2014, we had an undrawn balance of $20 million available to us under the revolving facility. The NR Satu facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of December 31, 2014, the value of the deposit secured against the loan was $10.2 million.

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

The NR Satu facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the NR Satu facility require us to ensure that as of the end of each quarterly period during and as of the end of each fiscal year, the debt service coverage ratio of PTGI is not less than 1.10:1. In addition, it requires us to ensure that the aggregate value of our free liquid assets is not less than $30 million, and net debt is not less than 6.5 times EBITDA.

Golar Eskimo Vendor Loan

We financed a portion of the cash purchase price of the Golar Eskimo with the proceeds of a $220.0 million unsecured non-amortizing loan to us from Golar entered into in January 2015 (or the Golar Eskimo Vendor Loan) that will require repayment within two years (with a prepayment incentive fee of up to 1.0% of the loan amount) and bear interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%.

Sponsor Credit Facility

In connection with our IPO, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility is interest-free and unsecured and matures in June 2015.  As of December 31, 2014, we have an outstanding balance of $20 million under the facility. The sponsor credit facility contains covenants that require us to, among other things:

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

Capital Lease Obligation.  As of December 31, 2014, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Year ending December 31, (in thousands)	Methane Princess Lease
2015	$7,579
2016	7,866
2017	8,163
2018	8,489
2019	8,814
2020 and thereafter	163,895
Total minimum lease payments	204,806
Less: Imputed interest	(53,809)
Present value of minimum lease payments	$150,997

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

The lease liability under the Methane Princess lease continues to increase until 2018 and thereafter decreases over the period to 2034, being the primary term of the lease.  The value of the deposit used to obtain a letter of credit to secure the Methane Princess lease as of December 31, 2014 was $142.5 million.

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

Debt and Lease Restrictions

Our existing debt and lease agreements impose operating and financing restrictions on us and our subsidiaries and these are discussed under each of the debt facilities and lease agreement above.

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

In April 2013, we received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, our loan facilities affected by Golar's loss of control over the Partnership were amended in June 2013. As of December 31, 2014, we were in compliance with all covenants under our existing debt and lease agreements.

In addition to mortgage security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  As of December 31, 2014, we had interest rate swaps with a notional outstanding value of approximately $1,046.3 million (including swaps with a notional value of $227.2 million in connection with our high-yield bonds but excluding $100 million of forward starting swaps) representing approximately 101% of total debt and capital lease obligations, net of restricted cash. Our swap agreements have expiration dates between 2015 and 2020 and have fixed rates of between 0.92% and 6.49%.

All interest and principal payments on the high-yield bonds were swapped into U.S. dollars.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations.  We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reals.  We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and some of our administrative costs.  The currencies which impact us the most include, but are not limited to, Euro, Norwegian Kroner, Singapore Dollars, Indonesian Rupiah and, to a lesser extent, GBP.

Please read Note 24 to our audited consolidated and combined carved out financial statements included elsewhere in this Annual Report.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of vessels, we assess potential acquisition opportunities on a regular basis.  Pursuant to our omnibus agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs in the future from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration.  Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Drydocking

From now through to December 31, 2019, seven of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $50 million for drydocking and classification surveys on these vessels with approximately $30 million expected to be incurred in 2018.

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

Depreciation and Amortization - Useful lives

Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is related to the number of vessels we own or operate under long-term capital leases.  We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis, which we estimate at the start of 2015 to be approximately an average of 18 years for all nine vessels in our fleet (includes the effect of the Golar Igloo, which was acquired in March 2014, but excludes the effect of the Golar Eskimo acquired in January 2015).  The economic life for LNG carriers operated worldwide has generally been estimated to be 40 years. However, the Golar Spirit, the Golar Freeze and the NR Satu have been converted into FSRUs and have been moored in sheltered waters where fatigue loads on their hulls are significantly reduced compared to loads borne in connection with operation in a worldwide trade pattern.  We believe that these factors support our estimate that the Golar Spirit, the Golar Freeze and the NR Satu will remain operational until they are 50 years old and will therefore have remaining useful economic lives of approximately 20 years each at the time their conversion into FSRUs were completed.  We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking.

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

As of December 31, 2014, we performed an impairment test on certain vessels, as a trigger event was identified. With reference to undiscounted future cash flows based on the existing service potential of the vessels and the associated long term charters, no impairment was identified.

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

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier and FSRU markets are illiquid, difficult to observe and therefore judgmental.  Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from pre-existing contracts with counterparties.  The principal assumptions we have used are:

•	Cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels;

•
For our LNG carriers, once the initial contract period expires, we have estimated cash flows at the lower of our estimated current long-term charter rate or option renewal rate with the existing counterparty;

•	For our FSRUs, once the initial contract period expires, we have estimated cash flows at the existing contract option renewal rate, given the lack of pricing transparency in the market as a whole;

•	We have used a discount rate applied to future cash flows equivalent to our estimated incremental borrowing rate, assuming 10 year interest swap rates plus a market risk premium; and

•	We have made certain assumptions in relation to the scrap values of our vessels at the end of their useful lives of 40-55 years.

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2014.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  However, we are not holding any of our vessels for sale.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

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

Please see Note 24 to our audited consolidated and combined carved out financial statements included elsewhere in this Annual Report.

Business combinations

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the acquisition is recorded based on provisional amounts.  During the measurement period, we will retrospectively adjust the provisional amounts recognized at the acquisition date reflecting new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. However, the measurement period does not exceed one year from the acquisition date.

During the measurement period, we recognize adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date and we revise comparative information for prior periods presented in financial statements as needed, including making any change in depreciation, amortization, or other income effects recognized in completing the initial accounting.

Recently Issued Accounting Standards

Adoption of new accounting standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendment did not have a material impact on our consolidated financial statements.

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

In July 2013, the FASB issued guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists to provide guidance on the presentation of unrecognized tax benefits. The guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendment did not have a material impact on our consolidated financial statements.

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

Accounting pronouncements to be adopted

In January 2014, the FASB issued guidance for derivatives and hedging, accounting for certain receive-variable, pay-fixed interest rate swaps - simplified hedge accounting approach. The guidance permits companies to recognize swaps at their settlement value rather than their fair value and to complete formal hedge documentation by the date on which the company’s annual financial statements are available to be issued. Companies can adopt the guidance using a modified retrospective approach or a full retrospective approach. The guidance is effective for annual periods beginning after 15 December 2014 and interim periods within annual periods beginning after December 15, 2015. Early adoption is permitted for any annual or interim period for which the entity’s financial statements have not yet been made available for issuance. Entities may elect the simplified hedge accounting approach for qualifying swaps existing at the date of adoption and new swaps. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2014, the FASB issued guidance that amends the definition of a discontinued operation and requires entities to provide additional disclosures about disposal transactions. The revised guidance will change how entities identify and disclose information about disposal transactions. The guidance is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014, with early adoption permitted. Under the revised standard, a discontinued operation is defined as, (i) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results or (ii) an acquired business or nonprofit activity (the entity to be sold) that is classified as held for sale on the date of the acquisition. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued guidance that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contracts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non-monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is prohibited for companies applying US GAAP. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for the annual period ending after December 15, 2016, and for annual periods and interim period thereafter. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see the section of Item 5 entitled “Market Overview and Trends.”

E.              Off-Balance Sheet Arrangements

At December 31, 2014, we do not have any off balance-sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2014:

	Total Obligation	Due in 2015	Due in 2016—2017	Due in 2018—2019	Due Thereafter
	(in millions)
Long-term debt	$1,052.5	$144.2	$350.4	$438.0	$119.9
Interest commitments on long-term debt - floating and other interest rate swaps (1)(2)	192.3	51.8	88.8	39.5	12.2
Capital lease obligations	151.0	(0.3)	0.2	1.7	149.4
Interest commitments on capital lease obligations (1)(3)	53.9	7.9	15.8	15.6	14.6
Total	$1,449.7	$203.6	$455.2	$494.8	$296.1
__________________________________________

(1)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.79% and taking into account our various margin rates and interest rate swaps associated with each debt.  Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 4.8%.

(2)
As of December 31, 2014, we are over-hedged as our notional value of interest rate swap arrangements is greater than the principal of our debt, lease and net capital lease obligation. This was due to our entry into a number of swaps back in 2013 to replace those swaps which were anticipated to mature soon.

(3)
In the event of any adverse tax rate changes or rulings our lease obligation could increase significantly (please read the discussion above under “—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations”).  However, Golar has agreed to indemnify us against any such increase.

(4)
Our consolidated balance sheet as of December 31, 2014 includes $17.3 million classified as “Other long-term liabilities” which represents deferred credits.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

(5)
In December 2014, we entered into a commitment to acquire the ownership interests in the companies that will own and operate the Golar Eskimo FSRU, from Golar for an aggregate purchase price of approximately $390.0 million.   The acquisition was subsequently completed on January 20, 2015. We financed the purchase price with cash on hand of $7.2 million, the proceeds of a $220.0 million vendor financing loan from Golar and the assumption of outstanding bank debt in respect of the Golar Eskimo on the closing date of the acquisition of $162.8 million.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 29, 2015. The business address for these individuals is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Tor Olav Trøim	52	Chairman of the Board of Directors
Doug Arnell	49	Director
Kate Blankenship	50	Director and Audit Committee Member
Paul Leand Jr.	48	Director and Conflicts Committee Member
Carl Steen	64	Director, Audit Committee Member and Conflicts Committee Member
Alf Thorkildsen	58	Director, Audit Committee Member and Conflicts Committee Member
Andrew Whalley	48	Director and Company Secretary

Tor Olav Trøim has served as our director and chairman of our board of directors since January 2009. He has served as a director of Golar since September 2011, having previously served as a director and vice-president of Golar from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company’s listed subsidiary, Golar LNG Energy Limited. Mr Troim was Vice President and a director of Seadrill Limited between 2005 and 2014. Additionally between 1995 and 2014 he also served, at various times, as a director of a number of related public companies including Frontline Limited,  Golden Ocean Group Limited,  Archer Limited as well as Seatankers Management Limited. Prior to 1995 he served as an Equity Portfolio Manager with Storebrand ASA and Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985.

Doug Arnell was appointed to our board of directors in January 2015 following his resignation as Chief Executive Officer of Golar Management Limited. Mr. Arnell joined Golar Management as Chief Commercial Officer & Deputy Chief Executive Officer in September 2010 and became Chief Executive Officer of Golar Management in February 2011. He previously worked for BG Group since 2003 in leadership roles in the areas of LNG, downstream natural gas marketing and upstream exploration and development. Prior to that, he held positions of Managing Director for El Paso's European natural gas division and Senior Business Development Director for Enron International's LNG business. In total, Doug has worked in the global natural gas industry for over 22 years.

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

Paul Leand Jr. has served on our board of directors since his appointment in March 2011.  Mr. Leand has been a Director of NYSE-listed Ship Finance since 2003.  Mr. Leand has served as the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry since 2004.  From 1989 to 1998, Mr. Leand served at the First National Bank of Maryland where he managed its Railroad Division and its International Maritime Division.  He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices.  Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.  Mr. Leand holds a BS/BA from Boston University’s School of Management and is a director of publicly listed SEA CO LTD and privately held Helm Financial Corporation and GE SEACO SRL.

Carl Steen has served on our board of directors since his appointment in August 2012. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with an M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank's Shipping, Oil Services & International Division. Mr. Steen served on the board of directors of Seadrill from February 2011 until October 2014.
Currently, Mr. Steen holds directorship positions in various Norwegian companies including Wilhelm Wilhelmsen Holding ASA and RS Platou ASA.

Alf Thorkildsen was appointed to our board of directors in February 2015. Mr. Thorkildsen is currently a senior partner with Hitecvision which he joined in 2013, from the position as Chief Executive Officer of Seadrill. During his tenure, Seadrill grew to become the world's largest driller by market capitalisation and enterprise value. Mr. Thorkildsen joined Seadrill in 2006 as CFO. Prior to this, he was the CFO of Smedvig ASA, a leading Norwegian drilling company, which was acquired by Seadrill in 2006. Mr. Thorkildsen started his career in 1980 in Larsen and Hagen Shipping and worked thereafter for 20 years in Shell in numerous senior positions.

Andrew Whalley was appointed to our board of directors in February 2015. Mr. Whalley is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters.  He is currently of counsel to Alexanders, a Bermuda law firm and is also an independent consultant providing legal and corporate secretarial services.  Mr. Whalley is a Director and Co-Founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalization of documents.

Executive Officers

Other than our secretary, we currently do not have any executive officers and rely on the executive officers and directors of Golar Management who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet.  The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of April 29, 2015.  The business address for our executive officers is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Graham Robjohns	50	Principal Executive Officer
Oistein Dahl	54	Chief Operating Officer
Brian Tienzo	41	Principal Financial and Accounting Officer

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

Executive Compensation

We did not pay any compensation to our directors or officers or accrue any obligations with respect to management incentive or retirement benefits for our directors and officers prior to our initial public offering.  Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf.  During the year ended December 31, 2014, we paid Golar Management $2.9 million in connection with the provision of these services to us.

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

During the year ended December 31, 2014, we paid to our directors aggregate cash compensation of approximately $0.4 million. We do not have a retirement plan for members of our management team or our directors.

C.            Board Practices

General

Our partnership agreement provides that our board will consist of seven members, three of whom were appointed by our general partner in its sole discretion and four of whom were elected by our common unitholders.  Directors appointed by our general partner will serve as directors for terms determined by our general partner.  Our current board of directors consists of three members appointed by our general partner, Kate Blankenship, Tor Olav Trøim and Doug Arnell. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our annual meeting of unitholders held in September 2014, On September 20, 2014, Ms. Katherine Fredriksen resigned from our board of directors and Mr. Carl E. Steen was elected as a director, with a term expiring at the 2017 annual meeting of limited partners. In addition, Mr. Doug Arnell (the ex-CEO of Golar Management Limited), was appointed by our general partner. At our annual meeting of unitholders held in September 2013, Bart Veldhuizen, was elected as the Class I elected director to serve until our annual meeting of unitholders in 2016. At our annual meeting of unitholders held in December 2012, Hans Petter Aas and Paul Leand Jr. were elected as our Class III elected directors to serve until our annual meeting of unitholders in 2015. Following the resignation of Bart Veldhuizen and Hans Petter Aas in February 2015, pursuant to the provisions of our partnership agreement, the remaining directors elected by our common unitholders designated Alf Thorkildsen to fill the vacancy created by Bart Veldhuizen, and designated Andrew Whalley to fill the vacancy created by Hans Petter Aas. Our current board of directors consists of four members elected by our common unitholders, Alf Thorkildsen, Andrew Whalley, Carl Steen and Paul Leand Jr. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders.  Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. Our board has determined that Ms. Blankenship, Mr. Leand, Mr. Steen and Mr. Thorkildsen satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.

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

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.  Our audit committee is comprised of three directors, Kate Blankenship, Carl Steen and Alf Thorkildsen. Ms. Blankenship qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

We also have a conflicts committee comprised of two members of our board of directors.  The conflicts committee will be available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest.  The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us.  The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by The Nasdaq Stock Market LLC to serve on an audit committee of a board of directors and certain other requirements.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.  Our conflicts committee is currently comprised of Paul Leand Jr., Carl Steen and Alf Thokildsen. For additional information about the conflicts committee, please read “Item 7—Conflicts of Interest and Fiduciary Duties.”

Exemptions from Nasdaq Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to us.

Nasdaq rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors.  Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq rules.  In addition, Nasdaq rules do not require limited partnerships like us to have board of directors comprised of a majority of independent directors.  Accordingly, while our board is currently comprised of a majority of independent directors, our board of directors may not be comprised of a majority of independent directors in the future.

Nasdaq rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee.  Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee.  In addition, Nasdaq rules do not require limited partnerships like us to have a compensation committee or a nominating/corporate governance committee.  Accordingly, we do not have a compensation committee or a nominating/corporate governance committee.

D.            Employees

Employees of Golar Management, including those employees acting as our executive officers, provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2014, Golar employed (directly and through ship managers) approximately 500 seagoing staff who serve on our vessels.  Golar and its affiliates may employ additional seagoing staff to assist us as we grow.  Certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees (other than our secretary). Our board of directors has the authority to hire other employees as it deems necessary.

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

See Item 7. "Major Unitholders and Related Party Transactions - Major Unitholders."

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 29, 2015 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units and by our directors and executive officers as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Golar LNG Limited	1,668,096	3.7%	15,949,831	100%	28%
Kayne Anderson Capital Advisors LP(1)	5,712,442	9.3%	—	—	9%
Oppenheimer Funds, Inc.(2)	3,671,275	8.0%	—	—	6%
Goldman Sachs Asset Management LP(3)	5,061,082	11.1%	—	—	8%
All directors and executive officers as a group (10 persons)	*	*	—	—	*
______________
 * Less than 1%

(1)
Based solely on information contained in a Schedule 13G/A filed on January 14, 2015 by Kayne Anderson Capital Advisors LP.  The address of Kayne Anderson Capital Advisors LP is 1800 Avenue of the Stars, Third Floor, Los Angeles CA 90067.

(2)
Based solely on information contained in a Schedule 13G/A filed on February 5, 2015 by Oppenheimer Funds, Inc.  The address of Oppenheimer Funds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281.

(3)
Based solely on information contained in a Schedule 13G/A filed jointly by Goldman Sachs Asset Management LP and GS Investment Strategies LLC on February 13, 2015.  The address for both holders is 200 West Street New York, NY 10282.

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

Golar Freeze

Under the omnibus agreement, Golar granted us the right to purchase the Golar Freeze at fair market value at any time prior to April 13, 2013.  In October 2011, we completed the acquisition of the Golar Freeze from Golar for a purchase price of $330 million. See “-Vessel Acquisitions and Related Transactions.”

NR Satu

Under the omnibus agreement, Golar granted us the right to purchase the NR Satu from Golar at fair market value upon completion of the vessel’s retrofitting and acceptance by its charterer.  In July 2012, we completed the acquisition of the NR Satu from Golar for a purchase price of $385 million. See “-Vessel Acquisitions and Related Transactions.”

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

The management and administrative services agreement may be terminated prior to the end of its term by us upon 120 days' notice for any reason in the sole discretion of our board of directors. For each of the years ended December 31, 2014, 2013 and 2012, the fees under the management and administrative services agreement were $2.9 million, $2.6 million and $2.9 million, respectively. Golar Management may terminate the management and administrative services agreement upon 120 days notice in the event of certain circumstances, such as a change of control of us or our general partner, an order to wind up the partnership, amongst other events. A change of control under the management services agreement means an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors of the entity are acquired, directly or indirectly, by a person or group, who did not immediately before such acquisition, own securities of the entity entitling such person or group to elect such majority.

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

The aggregate management fees payable under these fleet management agreements for each of the years ended December 31, 2014, 2013 and 2012 was $7.7 million, $6.7 million and $4.2 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement.

Vessels	Vessels Management Agreements
	Term	Notice for termination
Golar Mazo* Methane Princess Golar Spirit Golar Winter Golar Freeze NR Satu Golar Grand Golar Maria Golar Igloo Golar Eskimo	Equal to the Pertamina charter term Indefinite Indefinite Indefinite Until April 2016 Indefinite Indefinite Indefinite Indefinite Until December 2015 then indefinite	12 months** 30 days 30 days 30 days 120 days 30 days 30 days 30 days 30 days 30 days
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

The aggregate management fees payable under the technical management sub-agreement for each of the years ended December 31, 2014, 2013 and 2012 was $3.5 million, $2.7 million and $1.8 million, respectively. Golar Management is responsible for payment of the annual management fee to Golar Wilhelmsen in respect of the vessels.  We are not responsible for paying this management fee to Golar Wilhelmsen.  This fee is subject to upward adjustments based on cost of living indexes in the domicile of Golar Wilhelmsen.  Golar Wilhelmsen is entitled to extra remuneration for the performance of tasks outside the scope of the Vessels Sub-Management Agreement.

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

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona) PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PT Golar Indonesia, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona currently receives a fee of $400,000 per annum. This fee is subject to review annually and revision by mutual agreement of the parties.

 The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination.

Sponsor Credit Facility

In connection with the closing of our IPO, we entered into the sponsor credit facility with Golar, to fund our working capital requirements.  The sponsor credit facility matures in June 2015 and is interest-free and unsecured.  For a more detailed description of this credit facility, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Sponsor Credit Facility.”

Other Related Party Transactions

The following is a discussion of certain other related party transactions and agreements that we entered into or were party to during the year ended December 31, 2014:

Vessel Acquisitions and Related Transactions

In October 2011, we acquired Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108 million, resulting in total purchase consideration of approximately $231 million.  A portion of the purchase consideration was financed  of which $222.3 million was financed by a financing loan agreement with Golar, which loan was repaid in October 2012. Our board and Conflicts Committee approved the purchase price for the Golar Freeze and the terms of the vendor financing. The Conflicts Committee retained a financial, advisor to assist with its evaluation of the transaction.

In July 2012, we acquired from Golar an interest in the NR Satu for a total purchase price of approximately $388.0 million. The acquisition of the NR Satu was financed from the proceeds of a $155 million vendor financing facility from Golar and from the proceeds of our July 2012 equity offering and the related private placement to Golar and general partner contribution. The Conflicts Committee approved the purchase price for the NR Satu and the terms of the vendor financing loan related to the acquisition of the NR Satu. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction.

The common units sold to Golar in the private placement were offered and sold to it at the price that the common units were concurrently offered to the public.

In connection with the acquisition of the Golar Grand from Golar in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we had the option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer did not renew or extend the existing charter after the initial term. In February 2015, we exercised our option to require Golar to charter the vessel until October 2017 at approximately 75% of the hire rate that would have been payable by BG Group.

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

In January 2015, we acquired from Golar interests in the companies that own and operate the Golar Eskimo, for an aggregate purchase price of approximately $390.0 million. The acquisition of the Golar Eskimo was financed with cash on hand, the proceeds of a $220.0 million vendor financing facility from Golar and the assumption of $162.8 million outstanding bank debt in respect of the Golar Eskimo.

The acquisition agreement for the Golar Eskimo provided that, in the event improved terms for us under the Golar Eskimo Charter are negotiated with Jordan after the date of the acquisition agreement and prior to June 30, 2015, we will pay Golar for the fair value of the improved terms. The fair value of any improved terms (e.g., an increased hire rate or longer term) must be approved by Golar and our conflicts committee. The conflicts committee and Golar may retain an outside financial advisor to determine the fair value of such improved terms. Any determination of fair value by such financial advisor will be binding upon Golar and us.

In January 2015, in connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which it will pay us an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo. We will in return remit to Golar any hire payments actually received with respect to the vessel during this period and, at Golar's request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Charter and June 30, 2015.

We financed a portion of the cash purchase price of the Golar Eskimo with the proceeds of a $220.0 million unsecured non-amortizing loan to us from Golar (or the Golar Eskimo Vendor Loan) that will require repayment within two years (with a prepayment incentive fee of up to 1.0% of the loan amount) and bear interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%.

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

Dividends to China Petroleum Corporation

During the years ended December 31, 2014, 2013 and 2012, Faraway Maritime Shipping Co. (owns and operates the Golar Mazo), which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $13.7 million, $10.6 million and $1.8 million, respectively.

Dividends to Golar

We have declared and paid quarterly distributions totaling $61.3 million, $63.7 million and $47.3 million to Golar for each of the years ended December 31, 2014, 2013 and 2012, respectively.

Indemnification Payment from Golar

As part of the disposal of the NR Satu in July 2012 by Golar, Golar agreed to indemnify us against any non-recoverable losses arising from actions prior to the disposal. As of December 31, 2014, we have recorded a receivable of $0.5 million from Golar in relation to this indemnity for our non-recoverable losses. “Item 8-Financial Information-Legal Proceedings.”

Please see note 25 to our consolidated and combined carved out financial statements.

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

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, was notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that we and our subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. We entered into compromise settlement discussions with the other parties which concluded in December 2014. The compromise settlement amount of $3.0 million was paid in December 2014, of which we recovered $2.5 million from our subcontractor who was also a party to these settlement discussions.  As part of the disposal of the NR Satu in July 2012 by Golar, Golar has agreed to indemnify us against any non-recoverable losses arising from actions prior to the disposal. As of December 31, 2014, we have recorded a receivable of $0.5 million from Golar in relation to this indemnity for our non-recoverable losses.

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

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended.  During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders.  After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units.  Golar currently owns approximately 3.7% of our common units and all of our subordinated units.

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

During the year ended December 31, 2014, the aggregate amount of cash distributions paid was $140.1 million.

On February 13, 2015, we paid a cash distribution of $0.5625 per unit in respect of the three months ended December 31, 2014. The aggregate amount of the distribution was $35.4 million.

On April 27, 2015, we declared a cash distribution of $0.5775 per unit in respect of the three months ended March 31, 2015. The distribution is payable on May 2015 to all unitholders on record as of the close of business on May 14, 2015.

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

B.            Significant Changes

Not applicable.

Item 9.                                   The Offer and Listing.

C.            Markets

Our common units started trading on The Nasdaq Global Market under the symbol “GMLP” on April 8, 2011.

The following table sets forth the high and low prices for the common units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2014	$39.35	$26.54
Year ended December 31, 2013	$36.00	$27.55
Year ended December 31, 2012	$39.05	$25.52
Year ended December 31, 2011 (1)	$30.91	$22.41

Second quarter 2015 (2)	$29.08	$26.25
First quarter 2015	$32.28	$24.12
Fourth quarter 2014	$38.39	$26.54
Third quarter 2014	$39.35	$32.79
Second quarter 2014	$38.50	$29.44
First quarter 2014	$31.70	$28.66
Fourth quarter 2013	$33.22	$27.55
Third quarter 2013	$34.78	$30.75
Second quarter 2013	$36.00	$30.53

Month ended April 28, 2015 (2)	$29.08	$26.25
Month ended March 31, 2015	$27.50	$24.28
Month ended February 28, 2015	$28.54	$25.48
Month ended January 31, 2015	$32.28	$24.12
Month ended December 31, 2014	$34.19	$26.54
Month ended November 30, 2014	$36.94	$31.35
Month ended October 31, 2014	$38.39	$30.00

(1) For the period from April 8, 2011 through December 31, 2011.
(2) For the period from April 1, 2015 through April 28, 2015.

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

12.
$20.0 Million Revolving Credit Agreement, dated April 11, 2011, by and between Golar LNG Partners LP and Golar LNG Limited, as amended by supplemental deed dated April 29, 2015.  In connection with our initial public offering, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility matures in June 2015 and is interest-free and unsecured.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a summary of certain terms.

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

21.
The Purchase, Sale and Contribution Agreement dated December 22,2014, by by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Eskimo. See “Item 7—Major Unitholders and Related Party Transactions—Certain Relationships and Related Party Transactions” for a summary of certain contract terms.

22.
Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited. See “Item 7-Major Unitholders and Related Party Transactions-Certain Relationships and Related Party Transactions-Other Related Party Transactions-Vessel Acquisitions and Related Transactions.”

23.
Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited. See “Item 7-Major Unitholders and Related Party Transactions-Certain Relationships and Related Party Transactions-Other Related Party Transactions-Vessel Acquisitions and Related Transactions”

24.
Facility Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 24, 2013. See "Item 5 - Operating and Financial Review and Prospects-Liquidity and Capital Resources."

25.
Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013. See "Item 5 - Operating and Financial Review and Prospects-Liquidity and Capital Resources."

26.
Second Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014. See "Item 5 - Operating and Financial Review and Prospects-Liquidity and Capital Resources."

27.
$120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto. See "Item 5 - Operating and Financial Review and Prospects-Liquidity and Capital Resources."

28.
$125 million Facilities Agreement dated June 17, 2010, among Golar Freeze Holding Co., DnB NOR Bank ASA, as Facility Agent and Security Agent, the lenders party thereto and the other parties thereto. See "Item 5 - Operating and Financial Review and Prospects-Liquidity and Capital Resources."

29.
Supplemental Deed, dated December 23, 2014, relating to the $120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto. See "Item 5 - Operating and Financial Review and Prospects-Liquidity and Capital Resources."

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

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.”  In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of the unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit.  In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value).  If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units.  The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under "—Distributions."  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  A U.S. Holder’s ability to deduct capital losses is subject to limitations.  Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income for PFIC purposes.  By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year.  We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income.  This belief is based on certain valuation and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

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

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation.  Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations.  Thus, it is possible that the IRS or a court could disagree with our position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below.  If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs.  However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries.  In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

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

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder.  Unitholders who are partners in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business.  If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business.  Effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax.  Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets.  Significant penalties may apply for failure to satisfy the reporting obligations described above.  Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

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

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident for tax purposes in the United Kingdom (non-U.K. Holders).

Prospective unitholders who are resident in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units.  For this purpose, a company incorporated outside of the United Kingdom will be treated as resident in the United Kingdom in the event its central management and control is carried out in the United Kingdom.

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

A non-United Kingdom resident company or an individual not resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom.  Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom.  Consequently, we expect that non-U.K. Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of their common units.

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

F.             Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 08, Bermuda.Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

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

Interest rate risk.  A significant portion of our long-term debt is subject to adverse movements in interest rates.  Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates.  We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates.  Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt.  Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of December 31, 2014, the notional amount of the designated interest rate swaps hedged against our debt was $438.8 million.  The principal of the loans and net capital lease obligations, net of restricted cash, outstanding as of December 31, 2014 was $1,031.1 million.  Based on our floating rate debt and net capital lease obligations outstanding of $572.4 million as of December 31, 2014, a 1% increase in the floating interest rate would increase interest expense by $4.1 million for the year ended December 31, 2014. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2014, please read Note 24 to our audited consolidated and combined financial statements included elsewhere in this Annual Report.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reals in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reals.  Based on our GBP expenses for the year ended December 31, 2014, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.7 million.  Based on our Brazilian Reals expenses for the year ended December 31, 2014, a 10% depreciation of the U.S. Dollar against the Brazilian Reals would have increased our net revenue and expenses by approximately $1.0 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reals.  Based on the crew costs for the year ended December 31, 2014, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reals would increase our crew cost by approximately $1.8 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in British Pounds, although it is hedged by the British Pound cash deposit that secures the obligations under the lease.  We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation.  Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the British Pound cash deposit.  Based on this lease obligation and the related cash deposit as of December 31, 2014, a 10% appreciation in the U.S. Dollar against British Pounds would give rise to a foreign exchange movement of approximately $0.8 million.

We issued senior unsecured high-yield bonds denominated in Norwegian Kroner. We are therefore exposed to the currency movements on the liability of $174.5 million as of December 31, 2014. In order to hedge this exposure, we entered into cross currency interest rate swaps with banks to exchange our Norwegian payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if upon the occurrence of a change of control event, the bondholders exercise their right of pre-payment.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2014.  Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

(b)         Management's Annual Report on Internal Control over Financial Reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, the following report is provided by management in respect of our internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published Consolidated Financial Statements for external purposes under GAAP.

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Partnership's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2014, the Partnership’s internal control over financial reporting is effective.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership's internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

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

Item 16C.                 Principal Accountant Fees and Services

In August 2014, we engaged Ernst & Young LLP as our principal accountants and PricewaterhouseCoopers LLP was dismissed. The decision to change accountants was approved by the Audit Committee and our Board of Directors. Our principal accountant for 2013 was PricewaterhouseCoopers LLP.

Fees Incurred by the Partnership for Ernst & Young LLP and PricewaterhouseCoopers LLP’s Services

In 2014 and 2013, the fees rendered by the auditors were as follows:

	2014	2013
Audit Fees	$602,385	$847,579
Tax Fees	64,040	33,670
	$666,425	$881,249

Audit Fees

Audit fees for 2014 and 2013 include fees related to aggregate fees billed for professional services rendered by the principal accountant, for the audit of the Partnership’s annual financial statements and services provided by the principal accountant, in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Total audit fees incurred with respect to Ernst & Young LLP were approximately $0.5 million and $nil for 2014 and 2013, respectively. Total audit fees incurred with respect to PricewaterhouseCoopers LLP were approximately $0.1 million and $0.8 million for 2014 and 2013, respectively.

In addition, audit fees in 2013 include fees of $0.2 million relating to professional services comprising of assurance work in connection with financing and other agreements in connection with our acquisition of the Golar Maria in January 2013 and our December 2013 Equity Offerings.

Tax Fees

Tax fees for 2014 and 2013 are largely for tax consultation services, provided by Ernst & Young LLP and PricewaterhouseCoopers LLP, respectively.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2014.

Item 16D.                Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.                  Change in Registrants’ Certifying Accountant

On August 14, 2014, our Audit Committee and Board of Directors approved the appointment of Ernst & Young LLP (“Ernst &Young”) as our principal accountants. PricewaterhouseCoopers LLP was previously our principal accountants. Following the Audit Committee’s approval of Ernst & Young LLP, PricewaterhouseCoopers LLP was dismissed.

The audit reports of PricewaterhouseCoopers LLP on the consolidated financial statements of the Partnership as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013, and the subsequent period through August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v).

The Partnership has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 29, 2015, is filed as Exhibit 99.1 to this Form 20-F.

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

Nasdaq rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee.  Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee.  In addition, Nasdaq rules do not require limited partnerships like us to have a compensation committee or a nominating/corporate governance committee.  Accordingly, we do not have a compensation committee or a nominating/corporate governance committee.

Item 16H.                Mine Safety Disclosure

Not applicable.

 PART III

Item 17.                          Financial Statements

Not applicable.

Item 18.                          Financial Statements

The following financial statements, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-51.

Item 19.                          Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1**	Certificate of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
1.2**
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.1**
Facility Agreement dated September 29, 2008 for a Senior Secured Revolving Credit Facility by and among Golar LNG Partners L.P. (as borrower) and the Banks and Financial Institutions Referred to therein (as lenders) (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.2**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.2(a)**
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.3**
First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.4**
Contribution and Conveyance Agreement, dated as of April 5, 2011, among Golar LNG Limited, Golar GP LLC, Golar LNG Partners LP, Golar LNG Holding Co., and Golar Partners Operating LLC (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.5**†
Time Charter Party dated July 2, 1997 between Faraway Maritime Shipping Company and Pertamina (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.6**†
Time Charter Party dated August 27, 2003 between Golar 2215 UK Ltd. and Methane Services Limited (incorporated by reference to Exhibit 10.6 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.7**†
Time Charter Party dated September 4, 2007 between Golar Spirit UK Ltd. and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.10**†
Time Charter Party dated September 4, 2007 between Golar Winter UK Ltd. and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.10 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.11**†
Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.11 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.13**	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.14**
$20.0 Million Revolving Credit Agreement by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.15**
Purchase, Sale and Contribution Agreement, dated October 5, 2011, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Freeze (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.16**
Loan Agreement, dated October 18, 2011, by and between Golar LNG Limited as the lender and Golar LNG Partners LP as the borrower (incorporated by reference to the Exhibits of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

Exhibit Number	Description
4.17**
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the NR Satu (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 16, 2012)

4.18**
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Grand (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.19**
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.20**
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.21**
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.22**
$275 million Facility Agreement, dated June 25, 2013, by and among a group of banks as the lender and Golar Partners Operating LLC as the borrower (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 30, 2013)

4.23**
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Igloo (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 10, 2013)

4.24**
Facility Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 24, 2013 (incorporated by reference to Exhibit 10.1 to the registrant's Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.25**
Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013 (incorporated by reference to Exhibit 10.1 to the registrant's Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.26**
Second Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014 (incorporated by reference to Exhibit 10.1 to the registrant's Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.27**
Purchase, Sale and Contribution Agreement of the acquisition of the Golar Eskimo dated December 15, 2014 among Golar LNG Ltd, Golar LNG Partners LP and Golar Partners Operating LLC (incorporated by reference to Exhibit 10.1 to the registrant's Report of Foreign Issuer on Form 6-K filed on December 19, 2014)

4.28**
Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on January 22, 2015)

4.29**
Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on January 22, 2015)

4.30*
$120 million Loan Agreement dated April 19, 2006 and as amended on February 27, 2008, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto

4.31*	$125 million Facilities Agreement dated June 17, 2010, among Golar Freeze Holding Co., DnB NOR Bank ASA, as Facility Agent and Security Agent, the lenders party thereto and the other parties thereto
4.32*
Supplemental Deed, dated December 23, 2014, relating to the $120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto

4.33*	Supplemental Deed, dated April 29, 2015, between Golar LNG Limited, as lender and Golar LNG Partners LP as borrower.
8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
15.2*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
99.1*	Letter from PricewaterhouseCoopers, Inc. addressed to the SEC regarding the disclosure provided in Item 16F
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

_________________________
*                               Filed herewith.

** Incorporated by reference.

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

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive Officer
Date:	April 29, 2015

INDEX TO FINANCIAL STATEMENTS

Page
GOLAR LNG PARTNERS LP
AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated and Combined Carve-Out Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-5
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012	F-6
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-7
Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-8
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ and Dropdown Predecessor Equity for the years ended December 31, 2014, 2013 and 2012	F-10
Notes to the Audited Consolidated and Combined Carve-Out Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

We have audited the accompanying consolidated balance sheet of Golar LNG Partners LP as of December 31, 2014 and the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for the period ended December 31, 2014. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golar LNG Partners LP at December 31, 2014, and the consolidated results of its operations and its cash flows for the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
London, United Kingdom
April 29, 2015

The Board of Directors and Unitholders of Golar LNG Partners LP (and subsidiaries)

We have audited Golar LNG Partners LP's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Golar LNG Partners LP management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Partnership’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Golar LNG Partners LP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of Golar LNG Partners LP and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
London, United Kingdom
April 29, 2015

Report of Independent Registered Public Accounting Firm

To Board of Directors and Partners of Golar LNG Partners LP:

In our opinion, the consolidated balance sheet as of December 31, 2013 and the related consolidated and combined carve-out statements of operations, comprehensive income, changes in partners’ capital/owners’ and dropdown predecessor equity and cash flows for each of two years in the period ended December 31, 2013 present fairly, in all material respects, the financial position of Golar LNG Partners LP and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
United Kingdom
April 30, 2014

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of $, except per unit amounts)

	Notes	2014*	2013*	2012**
Operating revenues
Time charter revenues	6	396,026	329,190	286,630
Total operating revenues		396,026	329,190	286,630
Operating expenses
Vessel operating expenses (1)		59,191	52,390	45,474
Voyage and commission expenses		6,048	5,239	4,471
Administrative expenses (2)		5,757	5,194	7,269
Depreciation and amortization		80,574	66,336	51,167
Total operating expenses		151,570	129,159	108,381
Operating income		244,456	200,031	178,249
Financial income (expense)
Interest income		1,131	1,097	1,797
Interest expense (3)		(43,781)	(43,195)	(38,090)
Other financial items, net	7	(22,118)	(1,661)	(5,389)
Net financial expenses		(64,768)	(43,759)	(41,682)
Income before income taxes		179,688	156,272	136,567
Income taxes	8	5,047	(5,453)	(9,426)
Net income		184,735	150,819	127,141
Net income attributable to non-controlling interest		(10,581)	(9,523)	(10,723)
Net income attributable to Golar LNG Partners LP Owners		174,154	141,296	116,418
Dropdown Predecessor’s interest in net income		—	—	28,015
General Partner’s interest in net income (4)		23,908	13,796	2,750
Limited Partners’ interest in net income		150,246	127,500	85,653
Earnings per unit:	28
Common units (basic and diluted)		2.47	2.31	2.08
Cash distributions declared and paid per unit in the period	28	2.14	2.05	1.78
___________________________________________

(1)	This includes related party ship management fee recharges of $7.7 million, $6.7 million and $4.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. See note 25.

(2)	This includes related party management and administrative fee recharges of $2.9 million, $2.6 million and $2.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. See note 25.

(3)	This includes related party interest expense of $nil, $2.0 million and $18.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. See note 25.

(4)	This includes net income attributable to IDR holders of $18.3 million, $11.0 million and $nil for the years ended December 31, 2014, 2013 and 2012, respectively.
* 2014 and 2013 refers to the Consolidated Statements of Operations.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Operations.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of $)

	2014*	2013*	2012**
Net income	184,735	150,819	127,141
Unrealized net gain (loss) on qualifying cash flow hedging instruments:
Other comprehensive (loss) income before reclassification (1)	(1,031)	7,370	(3,950)
Amounts reclassified from accumulated other comprehensive income (loss) to statement of operations (2)	1,339	(775)	—
Net other comprehensive income (loss)	308	6,595	(3,950)
Comprehensive income	185,043	157,414	123,191
Comprehensive income attributable to:
Partners’ and Dropdown Predecessor Equity	174,462	147,891	112,468
Non-controlling interest	10,581	9,523	10,723
	185,043	157,414	123,191
__________________________________________
(1) There is no tax impact on any of the periods presented.
(2) Amounts reclassified from accumulated other comprehensive income (loss) to 'Other financial items, net' on the consolidated and combined carve-out statements of operations relate to losses (gains) on cash flow hedges in respect of interest rate swaps.
* 2014 and 2013 refers to the Consolidated Statements of Comprehensive Income.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Comprehensive Income.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013
 (in thousands of $)

	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		98,998	103,100
Restricted cash and short-term investments	17	25,831	24,451
Trade accounts receivable	11	9,122	717
Other receivables, prepaid expenses and accrued income	12	7,516	7,026
Inventories		89	1,085
Total current assets		141,556	136,379
Long-term assets
Restricted cash	17	146,552	145,725
Vessels and equipment, net	13	1,501,170	1,281,591
Vessel under capital lease, net	14	122,253	127,693
Intangible assets, net	15	16,032	—
Deferred charges	16	13,356	14,270
Other non-current assets	18	15,283	15,561
Total assets		1,956,202	1,721,219
LIABILITIES AND EQUITY
Current liabilities
Short-term debt due to related parties	25	20,000	—
Current portion of long-term debt	21	124,221	156,363
Trade accounts payable		2,621	1,587
Accrued expenses	19	21,700	20,088
Amounts due to related parties	25	9,851	5,989
Other current liabilities	20	99,481	57,045
Total current liabilities		277,874	241,072
Long-term liabilities
Long-term debt	21	908,311	733,108
Obligations under capital lease	22	150,997	159,008
Other long-term liabilities	23	17,281	17,904
Total liabilities		1,354,463	1,151,092
Commitments and contingencies (See Note 26)
Equity
Partners’ capital:
Common unitholders: 45,663,096 units issued and outstanding at December 31, 2014 and 2013		490,824	475,610
Subordinated unitholders: 15,949,831 units issued and outstanding at December 31, 2014 and 2013		12,063	6,900
General partner interest: 1,257,408 units issued and outstanding at December 31, 2014 and 2013		33,320	19,234
Total partners’ capital		536,207	501,744
Accumulated other comprehensive loss		(2,086)	(2,394)
		534,121	499,350
Non-controlling interest		67,618	70,777
Total equity		601,739	570,127
Total liabilities and equity		1,956,202	1,721,219

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
 (in thousands of $)

	Notes	2014*	2013*	2012**
Operating activities
Net income		184,735	150,819	127,141
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		80,574	66,336	51,167
Recognition of foreign tax losses		(11,832)	—	—
Release of deferred tax asset		2,308	—	—
Amortization of deferred tax benefit on intragroup transfers		—	—	(912)
Amortization of deferred charges		3,554	5,828	1,123
Unrealized foreign exchange (gains) losses		(674)	(7,435)	13,893
Drydocking expenditure		(2,468)	(50,979)	(8,288)
Interest element included in obligations under capital leases		1,639	233	401
Change in assets and liabilities, net of effects from purchase of Golar Maria and Golar Igloo:
Trade accounts receivable		(1,989)	(717)	173
Inventories		1,005	971	(849)
Prepaid expenses, accrued income and other assets		8,901	(9,747)	(6,948)
Amounts due from/to related parties		6,659	1,581	3,781
Trade accounts payable		755	(1,820)	2,617
Accrued expenses		24	(6,632)	14,015
Other current liabilities		3,789	241	(7,971)
Net cash provided by operating activities		276,980	148,679	189,343
Investing activities
Additions to vessels and equipment		(1,293)	(18,152)	(72,286)
Acquisition of Golar Maria and Golar Igloo, net of cash acquired (1)	10	(155,319)	(119,927)	—
Restricted cash and short-term investments		(11,143)	54,027	(6,512)
Net cash used in investing activities		(167,755)	(84,052)	(78,798)
Financing activities
Proceeds from issuance of equity, net of issue costs	27	—	280,586	401,851
Proceeds from short-term debt due to related parties		20,000	20,000	—
Proceeds from long-term debt	21	115,000	230,000	537,194
Repayment of short-term debt due to related parties		—	(20,000)	—
Repayments of long-term debt		(93,558)	(149,822)	(427,217)
Repayments of obligations under capital lease		(41)	(2,365)	(6,287)
Payments in connection with the lease terminations		—	(250,980)	—
Financing arrangement fees and other costs		(846)	(4,794)	(8,400)
Dividends paid to non-controlling interests		(13,740)	(10,604)	(1,799)
Cash distributions paid		(140,142)	(119,875)	(77,588)
Distribution to Golar for acquisition of the NR Satu	25(k)	—	—	(387,993)
Distribution to Golar for acquisition of the Golar Grand	25(k)	—	—	(176,769)
Contributions from owner’s funding		—	—	53,572
Net cash used in financing activities		(113,327)	(27,854)	(93,436)
Net (decrease) increase in cash and cash equivalents		(4,102)	36,773	17,109
Cash and cash equivalents at beginning of period		103,100	66,327	49,218
Cash and cash equivalents at end of period		98,998	103,100	66,327
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		43,011	44,651	40,858
Income taxes paid		2,707	5,575	1,444

________________________________________________________

(1)  In addition to the cash consideration paid for the acquisition of the Golar Igloo and Golar Maria in 2014 and 2013 respectively, there was a non-cash consideration in relation to the assumption of bank debts of $161.3 million and $89.5 million, respectively (see note 10).
* 2014 and 2013 refers to the Consolidated Statements of Cash Flows.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Cash Flows.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL /OWNERS’ AND DROPDOWN PREDECESSOR EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of $)

	Dropdown Predecessor Equity	Partners’ Capital			Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
		Common Units	Subordinated Units	General Partner
Combined balance at December 31, 2011	208,069	30,163	369	1,537	(5,039)	235,099	62,934	298,033
Net income (1)	28,015	53,998	31,655	2,750	—	116,418	10,723	127,141
Movement in invested equity	53,572	—	—	—	—	53,572	—	53,572
Non-controlling interest dividends	—	—	—	—	—	—	(1,799)	(1,799)
Other comprehensive loss	—	—	—	—	(3,950)	(3,950)	—	(3,950)
Cash distributions	—	(47,725)	(28,311)	(1,552)	—	(77,588)	—	(77,588)
Net proceeds from issuance of common units	—	393,814	—	8,037	—	401,851	—	401,851
Elimination of equity not transferred to the Partnership	9,046	—	—	—	—	9,046	—	9,046
Purchase of NR Satu from Golar (note 25(k))	(387,993)	—	—	—	—	(387,993)	—	(387,993)
Allocation of Dropdown Predecessor equity - NR Satu (note 25(k))	132,321	(129,671)	—	(2,650)	—	—	—	—
Purchase of Golar Grand from Golar (note 25(k))	(176,769)	—	—	—	—	(176,769)	—	(176,769)
Allocation of Dropdown Predecessor equity - Golar Grand (note 25(k))	133,739	(131,064)	—	(2,675)	—	—	—	—
Consolidated balance at December 31, 2012**	—	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544
Net income	—	91,576	35,924	13,796	—	141,296	9,523	150,819
Cash distributions (2)	—	(81,096)	(32,737)	(6,042)	—	(119,875)	—	(119,875)
Non-controlling interest dividends	—	—	—	—	—	—	(10,604)	(10,604)
Other comprehensive income	—	—	—	—	6,595	6,595	—	6,595
Net proceeds from issuance of common units	—	274,974	—	5,612	—	280,586	—	280,586
Contribution to equity (3)	—	20,641	—	421	—	21,062	—	21,062
Consolidated balance at December 31, 2013*	—	475,610	6,900	19,234	(2,394)	499,350	70,777	570,127
Net income	—	111,351	38,895	23,908	—	174,154	10,581	184,735
Cash distributions (2)	—	(96,577)	(33,732)	(9,833)	—	(140,142)	—	(140,142)
Non-controlling interest dividends	—	—	—	—	—	—	(13,740)	(13,740)
Other comprehensive income	—	—	—	—	308	308	—	308
Contribution to equity	—	440	—	11	—	451	—	451
Consolidated balance at December 31, 2014*	—	490,824	12,063	33,320	(2,086)	534,121	67,618	601,739
__________________________________________

(1)
The post acquisition net income in 2012 relating to the NR Satu (from July 19, 2012 to December 31, 2012) and the Golar Grand (from November 8, 2012 to December 31, 2012) included within net income amounted to $11.5 million and $4.8 million, respectively.

(2)	This includes cash distributions to IDR holders for the year ended December 31, 2014 and 2013 of $5.6 million and $3.7 million, respectively.

(3)
In June 2013, the Golar Winter and the Golar Grand were refinanced. We made a cash payment of $251.0 million to the lessors to terminate the respective lease financing arrangements (including the associated Golar Winter currency swap of $25.3 million) and to acquire the legal title of both these vessels. The transaction to acquire the legal title of the vessels was between controlled entities, thus, the vessels continue to be recorded at their historical book values and the difference between the cash payment made and the carrying value of the vessels is an equity contribution. The contribution recognized was $21.1 million.

* 2014 and 2013 refers to the Consolidated Statements of Changes in Partners' Capital.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Changes in Partners' Capital/Owners' and Dropdown Predecessor Equity.

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

In April 2011, Golar contributed to us the shares of a subsidiary which leased the FSRU, the Golar Winter.

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

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the Nusantara Regas Satu ("NR Satu"), respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions are also deemed to be a reorganization of entities under common control. As a result, our financial statements prior to the date the vessels were acquired were retroactively adjusted to include these vessels (herein collectively referred to as the "Dropdown Predecessor") during the periods they and we were under common control of Golar. The excess of the consideration paid by us over Golar’s historical costs is accounted for as an equity distribution to Golar (refer to note 25(k)).

Under the Partnership Agreement, the general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of our seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control of Golar, and from December 13, 2012, we no longer account for vessel acquisitions from Golar as transfers of equity interests between entities under common control.

In February 2013 and March 2014, we acquired from Golar 100% interests in the subsidiaries that own and operate the LNG carrier, the Golar Maria, and the FSRU, the Golar Igloo, respectively, which we accounted for as acquisitions of a business. Accordingly, the results of the Golar Maria and the Golar Igloo are consolidated into our results from the date of their acquisitions. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria and the Golar Igloo prior to their acquisition.

As of December 31, 2014, we operated a fleet of five FSRUs and four LNG carriers.  Our vessels operate under long-term charter contracts with expiration dates between 2017 and 2024, except for the Golar Grand, which operates on a medium-term charter with an initial term that expired in February 2015. Please see note 25.

The consolidated financial statements have been prepared assuming that we will continue as a going concern.  As of December 31, 2014, we recorded net current liabilities of $136.3 million. Included in current liabilities are short term loan obligations that mature before December 31, 2015 and are therefore, presented as current debt.  We have a debt facility in respect of the Golar Maria of $79.5 million that matures in December 2015 and the commercial loan tranche under the Golar Freeze facility of $39.6 million that matures in June 2015.

In April 2015, we obtained a signed term sheet from certain lenders in an amount equal to the lesser of $180 million or 60% of the combined fair market value of the Golar Maria and Golar Freeze (of which $120 million is a binding commitment), to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze credit facility. The entry into the new credit agreement to refinance these facilities is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of conditions ordinarily contained in these types of credit agreements. There is no assurance that such proposed new credit agreement will be executed or that it will become effective prior to the maturity of the Golar Maria facility and the commercial loan tranche of the Golar Freeze facility. In addition, the cash expected to be generated from operations (assuming the current market rates from existing charters) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and make scheduled loan repayments.  Furthermore, included within current liabilities as of December 31, 2014, are: (i) mark-to-market valuations of swap derivatives of $71.9 million (includes $56.6 million mark-to-market valuations for our cross-currency interest rate swap). The swaps mature between 2016 and 2020. We have no intention of terminating these swaps before their maturity and hence realizing these liabilities; (ii) deferred dry docking and operating cost revenue of $20.6 million which relates to charter hire received in advance from our charterers, thus, no cash outflows are expected in respect of these liabilities in the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated and combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which we are deemed to be the primary beneficiary. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as "Non-controlling interests".

A variable interest entity ("VIE") is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

The consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include revenues, expenses and cash flows directly attributable to our interests in the four vessels in the Initial Fleet and the Dropdown Predecessor. Accordingly, the historical combined carve-out financial statements for the year ended December 31, 2012 reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate and foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers. Allocated costs (income) included in the accompanying consolidated and combined statements of income are as follows:

(in thousands of $)	2012
Administrative expenses	1,365
Pension costs	220
Net financial income	(149)
1,436

For the year ended December 31, 2012, the above table includes allocated costs (income) for the combined entity for the Dropdown Predecessor, for the periods prior to their acquisition from Golar.

These consolidated and combined financial statements include the results of operations and cashflows of the Combined Entity and the Dropdown Predecessor.  In the preparation of these consolidated and combined financial statements, general and administrative expenses (including pension and stock-based compensation), income tax expense, and certain derivatives’ related expenses which were not directly attributable to the respective vessels have been allocated to us on the following basis:

Amortization of deferred tax benefits on intragroup transfers has been reflected in these financial statements at Golar’s book value, as it was readily separable and identifiable within the books of Golar.

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

Management has deemed the related allocation reasonable to present the results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. However, the results of operations and cash flows of the Combined Entity and Dropdown Predecessor, which are presented as part of the results for the year ended December 31, 2012, may differ from those that would have been achieved had we operated autonomously for that year as we would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity for the periods prior to the IPO. Accordingly, the financial statements do not purport to be indicative of our future financial position, results of operations or cash flows.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the acquisition is recorded based on provisional amounts.  During the measurement period, we will retrospectively adjust the provisional amounts recognized at the acquisition date reflecting new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. However, the measurement period does not exceed one year from the acquisition date. During the measurement period, we recognize adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date and we revise comparative information for prior periods presented in financial statements as needed, including making any change in depreciation, amortization, or other income effects recognized in completing the initial accounting.

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

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Penalties and interest related to uncertain tax positions are recognized in "Income taxes" in the Consolidated and Carve-out Statements of Operations.

Comprehensive Income

As of December 31, 2014, 2013 and 2012, our accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2014	2013	2012
Unrealized net loss on qualifying cash flow hedging instruments	(2,086)	(2,394)	(8,989)

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and which are held as cash collateral required for certain swaps. We consider all short-term investments as held to maturity. These investments are carried at amortized cost. We place our short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Trade accounts receivables

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

Vessels and equipment

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminium times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

Cost of building the mooring equipment is capitalized and depreciated over the initial lease term of the related charter.

Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal.

Useful lives applied in depreciation are as follows:

Vessels	40 to 55 years
Drydocking expenditure	two to five years
Mooring equipment	11 years

Vessel under capital lease

We lease a vessel under an agreement that has been accounted for as a capital lease. Obligation under capital lease is carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful life of the vessel. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of the vessel under capital lease is included within depreciation and amortization expense in the statement of operations. The vessel under capital lease is depreciated on a straight-line basis over the vessel's remaining useful economic life, based on a useful life of 40 years. Refurbishment costs and drydocking expenditures incurred in respect of vessel under capital lease is accounted for consistently as that of an owned vessel.

Our capital lease is ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 23). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

Intangible assets

Intangible assets pertain to customer related and contract based assets representing primarily long-term time charter party agreements acquired in connection with the acquisition of certain subsidiaries from Golar. Intangible assets identified are recorded at fair value. Fair value is determined by reference to the discounted amount of expected future cash flows. These intangible assets are amortized over the term of the time charter party agreement and the amortization expense is included in the statement of operations in the depreciation and amortization line item. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.
The following table presents the market values and carrying values of certain of our vessels that we have determined to have a market value that is less than their carrying value as of December 31, 2014. However, it should be noted that these vessels have existing operating contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

(in thousands of $)

Vessel	2014 Market value(1)	2014 Carrying value

Nusantara Regas Satu	169,000	220,000
Golar Mazo	125,000	154,000
Golar Winter	196,000	248,000
Golar Maria	146,000	202,000

(1) Market values are determined using reference to market comparable values as provided by independent valuators as at December 31, 2014. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

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

Provisions

We, in the ordinary course of business, are subject to various claims, suits and complaints.  Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency was present at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated.  If we have determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.  See Note 26, "Other Commitments and Contingencies" for further discussion.

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

Fair value measurements

We account for fair value measurements in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

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

Rights and Obligations of Partnership Units

•
Common units. These represent limited partner interests in us. During the subordination period, the common units have preferential dividend and liquidation rights over the subordinated units as described in note 28. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. These represent limited partner interests in us. Subordinated units have limited voting rights and most notably are excluded from voting in the election of the elected directors. During the subordination period, the common units have preferential dividend rights to the subordinated units (see note 28). The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with the removal of the General Partner as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units and will be subject to the same rights as common units.

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

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved as described in note 28. The General Partner (including Golar Energy) or its affiliates may not transfer all or any part of its IDRs to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates.

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

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2014. Unless otherwise indicated, we own 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte.Ltd.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar 2226 UK Ltd	United Kingdom	Operates Golar Grand
Golar LNG 2234 Corporation	Republic of Liberia	Owns and operates Golar Maria
Golar Winter Corporation	Marshall Islands	Owns Golar Winter
Golar Grand Corporation	Marshall Islands	Owns Golar Grand
Golar Hull M2031 Corporation	Marshall Islands	Owns and operates Golar Igloo
__________________________________________
* We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia ("PTGI") pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona Sentra Utama ("PT Pesona"). PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar's interests in certain subsidiaries that own and operate the NR Satu (see note 25(k)) on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

The following table summarizes the balance sheets of PTGI as of December 31, 2014 and 2013:

(in thousands of $)	2014	2013
ASSETS
Cash	17,181	8,225
Restricted cash	10,152	9,980
Vessels and equipment, net*	333,152	354,255
Other assets	13,545	9,056
Total assets	374,030	381,516

LIABILITIES AND EQUITY
Accrued liabilities	6,307	25,020
Current portion of long-term debt	14,300	14,300
Amounts due to related parties	188,323	189,835
Long-term debt	112,100	126,400
Other liabilities	8,693	6,283
Total liabilities	329,723	361,838
Total equity	44,307	19,678
Total liabilities and equity	374,030	381,516

*PTGI recorded the NR Satu at acquisition price when it purchased the vessel from a Golar related party entity. However, as the acquisition of the subsidiaries which own and operate the NR Satu was deemed to be a reorganization of entities under common control, we recorded the NR Satu at historical book values.

Trade creditors of PTGI have no recourse to our general credit.

The long-term debt of PTGI is secured against the NR Satu and has been guaranteed by us.

5. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendment did not have a material impact on our consolidated financial statements.

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

In July 2013, the FASB issued guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists to provide guidance on the presentation of unrecognized tax benefits. The guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendment did not have a material impact on our consolidated financial statements.

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

Accounting pronouncements to be adopted

In January 2014, the FASB issued guidance for derivatives and hedging, accounting for certain receive-variable, pay-fixed interest rate swaps - simplified hedge accounting approach. The guidance permits companies to recognize swaps at their settlement value rather than their fair value and to complete formal hedge documentation by the date on which the company’s annual financial statements are available to be issued. Companies can adopt the guidance using a modified retrospective approach or a full retrospective approach. The guidance is effective for annual periods beginning after 15 December 2014 and interim periods within annual periods beginning after 15 December 2015. Early adoption is permitted for any annual or interim period for which the entity’s financial statements have not yet been made available for issuance. Entities may elect the simplified hedge accounting approach for qualifying swaps existing at the date of adoption and new swaps. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2014, the FASB issued guidance that amends the definition of a discontinued operation and requires entities to provide additional disclosures about disposal transactions. The revised guidance will change how entities identify and disclose information about disposal transactions. The guidance is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014, with early adoption permitted. Under the revised standard, a discontinued operation is defined as, (i) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results or (ii) an acquired business or nonprofit activity (the entity to be sold) that is classified as held for sale on the date of the acquisition. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued guidance that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contracts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non-monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is prohibited for companies applying US GAAP. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for the annual period ending after December 15, 2016, and for annual periods and interim period thereafter. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

6. SEGMENTAL INFORMATION

Operating segment, are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During 2014, our fleet operated under time charters and in particular with seven charterers, Petrobras, Dubai Supply Authority ("DUSUP"), Pertamina, PT Nusantara Regas ("PTNR"), BG Group plc, Eni S.p.A. and Kuwait National Petroleum Company ("KNPC"). Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates.  Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. BG Group plc is headquartered in the United Kingdom. Eni S.p.A is an integrated energy company headquartered in Italy. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait.

In the years ended December 31, 2014, 2013 and 2012, revenues from each of the following customers accounted for over 10% of our consolidated and combined revenues:

(in thousands of $)	2014		2013		2012
Petrobras	99,976	25%	85,899	26%	92,952	32%
DUSUP	48,392	12%	48,029	15%	48,328	17%
Pertamina	40,004	10%	37,302	11%	37,300	13%
BG Group plc	68,884	17%	66,341	20%	66,148	23%
PTNR	66,345	17%	65,478	20%	41,902	15%
KNPC	43,220	11%	—	—%	—	—%

Geographic segment data
The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries:

Revenues	2014	2013	2012

Brazil	99,976	85,899	92,952
United Arab Emirates	48,392	48,029	48,328
Indonesia	66,345	65,478	41,902
Kuwait	43,220	—	—

Fixed assets	2014	2013

Brazil	392,132	413,967
United Arab Emirates	133,082	142,757
Indonesia	219,610	233,734
Kuwait	281,946	—

7. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2014	2013	2012
Amortization of deferred financing costs	(3,554)	(5,828)	(1,123)
Financing arrangement fees and other costs	(147)	(2,101)	(411)
Interest expense on un-designated interest rate swaps	(12,163)	(8,188)	(6,609)
Mark-to-market adjustment for interest rate swap derivatives (see note 24)	(5,953)	12,845	1,328
Mark-to-market adjustment for currency swap derivatives (see note 24)	—	(4,839)	7,204
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	677	7,084	(5,602)
Foreign exchange loss on operations	(978)	(634)	(176)
Total	(22,118)	(1,661)	(5,389)

Amortization of deferred financing costs amount to $3.6 million, $5.8 million and $1.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. The higher charge in 2013 included a write-off of deferred charges of $2.7 million relating to the refinancing of the Golar Winter and the Golar Grand in June 2013.

Financing arrangement fees and other costs of $2.1 million in 2013 included $1.2 million of commitment fees in relation to the Golar Partners Operating credit facility.

As discussed in note 2, mark-to-market adjustments on interest rate and currency swap derivatives also include an allocation of Golar's mark-to-market adjustments on derivatives entered into by Golar. For the year ended December 31, 2012, the amount allocated to the Partnership was a gain of $0.1 million.

8. TAXATION

The components of income tax (credit)/expense are as follows:

(in thousands of $)	2014	2013	2012
Current tax expense (credit):
U.K.	852	(373)	1,888
Indonesia	544	5,047	7,395
Brazil	1,136	779	1,055
Kuwait	1,945	—	—
Total current tax expense	4,477	5,453	10,338
Deferred tax income:
Indonesia	(9,524)	—	—
Amortization of deferred tax benefit on intra-group transfer (Note 2)	—	—	(912)
Total income tax (credit) expense	(5,047)	5,453	9,426

The income taxes for the years ended December 31, 2014, 2013 and 2012 differed from the amount computed by applying the Marshall Islands statutory income tax rate of 0% as follows:

	Year ended December 31,
(In thousands of $)	2014	2013	2012
Income taxes at statutory rate	—	—	—
Effect of carved-out deferred tax benefit on intra-group transfer	—	—	(912)
Effect of change on uncertain tax positions relating to prior year	(5,042)	—	—
Effect of recognition of previously unrecognized deferred tax asset	(9,524)	—	—
Effect of taxable income in various countries	9,519	5,453	10,338
Total tax (credit) expense	(5,047)	5,453	9,426

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

United Kingdom

Current taxation charge of $0.9 million, credit of $0.4 million and charge of $1.9 million for the years ended December 31, 2014, 2013 and 2012, respectively, relates to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by our UK subsidiary companies and are comprised of revenues from the operation of five of our vessels. The statutory tax rate in the United Kingdom as of December 31, 2014 was 21% and will be reduced to 20% with effect from 1 April 2015.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We did not have any deferred tax assets at December 31, 2014 or 2013.

Brazil

Current taxation charges of $1.1 million, $0.8 million and $1.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, refer to taxation levied on the operations of our Brazilian subsidiary.

Indonesia

Current taxation charges of $0.5 million, $5.0 million and $7.4 million for the years ended December 31, 2014, 2013 and 2012, respectively, refer to taxation levied on the operations of our Indonesian subsidiary. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the time charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or the invalidity of certain stipulated tax assumptions.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net tax benefit for the year ended December 31, 2014 principally related to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the current year. The historical foreign net operating losses relating to these positions recognized in the year ended December 31, 2014 was $9.5 million.

Kuwait

Current taxation charges of $1.9 million, $nil and $nil for the years ended December 31, 2014, 2013 and 2012, respectively, relates to taxation levied on our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
U.K.	2011
Brazil	2009
Indonesia	2013
Kuwait	2014

Interest and penalties charged to "Income taxes" on our statement of operations amounted to $0.3 million, $0.8 million and $nil for the years ended December 31, 2014, 2013 and 2012 respectively.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

(in thousands of $)	2014	2013
Net operating loss carried forward	9,524	6,070
Gross deferred tax asset	9,524	6,070
Valuation allowance	—	(6,070)
Deferred tax assets, net	9,524	—

Net deferred taxes are classified as follows:

(in thousands of $)	2014	2013
Short-term deferred tax asset	3,085	—
Long-term deferred tax asset	6,439	—
Net deferred tax	9,524	—

As of December 31, 2014, deferred tax assets related to net operating loss ("NOL") carryforwards was $38.1 million, which can be used to offset future taxable income. NOL carryforwards were generated from our Indonesian subsidiary, which includes $1.6 million that will not expire until 2017 and $7.9 million that will expire in 2018, if not utilized.

A reconciliation of deferred tax assets, net, is shown below:

(in thousands of $)	2014	2013	2012
Balance at January 1	—	—	—
Additions for tax positions of prior years	13,920	6,070	—
Release of deferred tax asset	(4,396)	—	—
Movement in valuation allowance	—	(6,070)	—
Balance at December 31	9,524	—	—

Deferred tax assets, gross relate to net operating losses carried forward for the NR Satu. The deferred tax asset as of December 31, 2014 solely related to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the current year. Deferred tax assets of $9.5 million, $nil and $nil were recognized in our consolidated and combined carve-out statements of operations for the years ended December 31, 2014, 2013 and 2012, respectively.

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or (ii) in the case of PTGI, the Partnership intends to utilise surplus earnings to reduce borrowings, as opposed to making any distribution.

Expiry of net operating losses carried forward relating to the NR Satu is as follows:

(in thousands of $)	Amount	Date of expiry
Net operating losses in 2012	6,335	2017
Net operating losses in 2013	31,761	2018

Uncertainty in tax positions

The Partnership’s Indonesian subsidiary which owns the NR Satu, is a party to an on-going tax examination by the Indonesian tax authorities with regard to its reported taxable operating losses for the year ended December 31, 2013. A tax examination with regard to its 2012 tax returns was concluded in September 2014. Following completion of the tax examination of the 2012 tax returns, we recognized deferred tax assets of $9.5 million for the year ended December 31, 2014.

As of December 31, 2014, $5.3 million of foreign tax operating losses were not recognized due to uncertainty of realization.

9. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2014, were as follows:

Year ending December 31, (in thousands of $)	Total
2015	380,508
2016	388,234
2017	383,203
2018	253,663
2019	199,393
2020 and later	586,686
Total	2,191,687	(1)
____________________________________
(1) This includes revenues from Golar relating to the Option Agreement entered into in connection with the acquisition of the Golar Grand in November 2012. Prior to February 2015, the Golar Grand operated under a time charter with BG Group which was not extended beyond its initial term and expired in the middle of February 2015. In February 2015, we exercised our option to require Golar to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group representing an approximate 25% loss of daily revenue to us with respect to the Golar Grand.

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

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2014 and 2013 were $2,121.0 million and $1,858.3 million; and $497.5 million and $449.0 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

10.  BUSINESS COMBINATION

We acquired from Golar equity interests in the subsidiaries which own and operate the Golar Igloo and the Golar Maria on March 28, 2014 and February 7, 2013, respectively.

The Board and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price for each transactions. The Conflicts Committee retained a financial advisor to assist the evaluation of each transaction. The details of each transaction are as follows:

	Golar Igloo	Golar Maria
(in thousands of $)	March 28, 2014	February 7, 2013
Purchase consideration (1)	156,001	127,910
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	287,542	215,000
Intangible asset	19,099	—
Cash	682	7,981
Fair value of interest rate swap	3,636	(3,096)
Other assets and liabilities	6,312	(2,450)
Long-term debt	(161,270)	(89,525)
Subtotal	(156,001)	(127,910)
Difference between the purchase price and fair value of net assets acquired	—	—
__________________________________________
(1) The purchase consideration comprises the following:

(in thousands of $)	Golar Igloo	Golar Maria
Cash consideration paid to Golar	148,730	125,500
Adjustment for the interest rate swap asset (liability) assumed	3,636	(3,096)
Purchase price adjustments	3,635	5,506
	156,001	127,910

Golar Igloo

On March 28, 2014, we acquired Golar's 100% interest in the company that owns and operates the FSRU, the Golar Igloo pursuant to a Purchase, Sale and Contribution Agreement that we entered into on December 5, 2013. The purchase consideration was $310.0 million less the assumed bank debt of $161.3 million, plus the fair value of the interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million. The Golar Igloo was delivered to its current charterer, KNPC, the national oil refining company of Kuwait in March 2014 under a charter expiring in December 2018. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The acquisition of the Golar Igloo was deemed accretive to our distributions.

Revenue and profit contributions

The Golar Igloo contributed revenues of $43.2 million and net income of $22.3 million to the financial results for the period from March 28, 2014 to December 31, 2014.

The table below shows our summarized consolidated pro forma consolidated annual financial information for the year ended December 31, 2014, giving effect to our acquisition of the Golar Igloo as if it had taken place on January 1, 2014.

Unaudited
(in thousands of $, except per unit data)	2014
Revenues	400,209
Net income	184,751
Earnings per unit (basic and diluted):
Common unitholders	$2.56

The Golar Igloo was under construction and not operational during the year ended December 31, 2013. As a result, we have evaluated that had the acquisition been consummated as of January 1, 2013, Golar Igloo's pro forma revenue and net income effect for the year ended December 31, 2013 would be immaterial and thus, have not been presented here.

Golar Maria

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

Revenue and profit contributions

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

11. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2014 and 2013, there was no provision for doubtful accounts. The increase in trade accounts receivable as of December 31, 2014 is due to the invoicing of charterhire revenues relating to the Golar Igloo in arrears as agreed on the time charter party agreement.

12. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2014	2013
Other receivables	2,174	2,937
Deferred tax asset (see note 8)	3,085	—
Prepaid expenses	2,257	4,089
	7,516	7,026

As of December 31, 2013, included in other receivables was an amount for an indemnification receivable of $2 million. This was settled in December 2014 (see note 26).

13. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2014	2013
Cost	1,952,390	1,665,039
Accumulated depreciation	(451,220)	(383,448)
Net book value	1,501,170	1,281,591

As of December 31, 2014 and 2013, we owned nine and eight vessels, respectively.

The increase in the number of vessels in the year ended December 31, 2014 is due to the acquisition of the Golar Igloo in March 2014 (see note 10).

Drydocking costs of $72.6 million and $68.7 million are included in the vessel cost for December 31, 2014 and 2013, respectively. Accumulated amortization of those costs at December 31, 2014 and 2013 was $27.9 million and $16.6 million, respectively.

Mooring equipment of $38.1 million is included in the cost for December 31, 2014 and 2013. Accumulated depreciation of the mooring equipment at December 31, 2014 and 2013 was $9.6 million and $6.0 million, respectively.

Interest costs capitalized in connection with the conversion of the NR Satu into an FSRU for the years ended December 31, 2014, 2013 and 2012 were $nil, $nil and $1.8 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2014, 2013 and 2012 was $72.6 million, $55.1 million and $35.2 million, respectively.

As of December 31, 2014 and 2013, vessels and equipment with a net book value of $1,501.2 million and $1,281.6 million, respectively, were pledged as security for certain debt facilities (see note 26).

14. VESSEL UNDER CAPITAL LEASE, NET

(in thousands of $)	2014	2013
Cost	168,577	168,492
Accumulated depreciation	(46,324)	(40,799)
Net book value	122,253	127,693

As of December 31, 2014 and 2013, we operated one vessel, the Methane Princess, under capital lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 22.

Drydocking costs of $8.1 million are included in the cost amounts above as of December 31, 2014 and 2013. Accumulated amortization of those costs at December 31, 2014 and 2013 was $2.5 million and $0.9 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2014, 2013 and 2012 was $5.5 million, $11.9 million and $16.6 million, respectively.

15. INTANGIBLE ASSETS, NET

(in thousands of $)	2014	2013
Cost	19,096	—
Accumulated amortization	(3,064)	—
Net book value	16,032	—

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreement acquired in connection with the acquisition of the Golar Igloo in March 2014 (see note 10). The intangible asset is amortized over the term of the contract with KNPC of five years. As of December 31, 2014, there was no impairment of intangible assets.

The estimated future amortization for the intangible assets as of December 31, 2014 is as follows:

Year Ending December 31, (in thousands of $)
2015	3,820
2016	3,820
2017	3,820
2018	3,820
2019	752
Total	16,032

16. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2014	2013
Debt arrangement fees and other deferred financing charges	23,384	20,677
Accumulated amortization	(10,028)	(6,407)
	13,356	14,270

Amortization expense of deferred charges, for the years ended December 31, 2014, 2013 and 2012 was $3.6 million, $5.8 million and $1.1 million, respectively.

17. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

Our short-term restricted cash and investment balances in respect of our debt and lease obligations are as follows:

(in thousands of $)	2014	2013
Total security lease deposits for lease obligations	5,671	5,639
Restricted cash relating to the Golar Freeze facility (see note 21)	10,008	8,832
Restricted cash relating to the NR Satu facility (see note 21)	10,152	9,980
	25,831	24,451

Restricted cash does not include minimum consolidated cash balances of $30 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in "Cash and cash equivalents" (see note 21).

As of December 31, 2014 and 2013, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 22 was $142.5 million and $151.4 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon GBP LIBOR.

Our restricted cash balances in respect of our debt and capital lease obligations are as follows:

(in thousands of $)	2014	2013
Methane Princess Lease security deposits	142,513	151,364
Restricted cash relating to the cross currency interest rate swap (see note 24)	9,710	—
Total security deposits for lease obligations	152,223	151,364
Included in short-term restricted cash and short-term investments	(5,671)	(5,639)
Long-term restricted cash	146,552	145,725

18. OTHER NON-CURRENT ASSETS

(in thousands of $)	2014	2013
Mark-to-market interest rate swaps valuation (see note 24)	3,617	5,335
Methane Princess Lease security deposit movements (see note 25(h))	—	4,257
Deferred tax asset (see notes 8 and 12)	6,439	—
Other long-term assets	5,227	5,969
	15,283	15,561

Included within "Other long-term assets" are: (i) capitalized commission expenses and lease incentives incurred in connection with securing the NR Satu time charter amounting to $5.2 million and $6.0 million as of December 31, 2014 and 2013, respectively.

These costs are amortized over the term of the NR Satu time charter. Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $0.7 million, $0.7 million and $0.2 million, respectively, which are mainly recognized under the "Voyage and commission expenses" in the statement of operations.

19. ACCRUED EXPENSES

(in thousands of $)	2014	2013
Vessel operating and drydocking expenses	5,762	5,538
Administrative expenses	967	757
Interest expense	7,043	6,273
Provision for tax	7,928	7,520
	21,700	20,088

Provision for tax includes provision for interest and penalties of $1.1 million and $0.8 million as of December 31, 2014 and 2013, respectively.

20. OTHER CURRENT LIABILITIES

(in thousands of $)	2014	2013
Deferred revenue	20,594	17,888
Mark-to-market interest rate swaps valuation (see note 24)	15,222	15,119
Mark-to-market cross currency interest rate swaps valuation (see note 24)	56,639	16,804
Mark-to-market foreign exchange rate swaps valuation (see note 24)	16	—
Deferred credits from capital lease transactions (see note 23)	625	625
Other creditors	6,385	6,609
	99,481	57,045

21. DEBT

(in thousands of $)	2014	2013
Total debt	1,052,532	889,471
Less: Short-term debt due to related parties	(20,000)	—
Less: Current portion of long-term debt due to third parties	(124,221)	(156,363)
Long-term debt	908,311	733,108

Our outstanding debt as of December 31, 2014 is repayable as follows:

Year Ending December 31, (in thousands of $)
2015	144,221
2016	87,989
2017	262,439
2018	393,906
2019	44,122
2020 and thereafter	119,855
Total	1,052,532

Excluding the high-yield bonds, our debt is denominated in U.S. dollars and bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2014 and 2013 of 2.90% and 3.37%, respectively.

At December 31, 2014, the maturity dates for our debt were as follows:

(in thousands of $)	2014	2013	Maturity date
Golar LNG revolving credit facility (see note 25 (i))	20,000	—	2015
Golar Maria facility	79,525	84,525	2018*
High-yield bonds	174,450	214,100	2017
Golar LNG Partners credit facility	203,500	160,500	2018
Golar Partners Operating credit facility	235,000	215,000	2018
Golar Freeze facility	59,107	74,646	2018**
NR Satu facility	126,400	140,700	2020
Golar Igloo debt	154,550	—	2019/2026***
	1,052,532	889,471
__________________________________________

* A final balloon payment is due on the facility in December 2015. In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility (see "Golar Maria Facility" below).
**The Commercial Loan facility tranche matures in June 2015. In April 2015, we obtained a signed term sheet from certain lenders to refinance the Commercial Loan facility tranche (see "Golar Freeze Facility" below) . The Exportfinans Loan facility tranche matures in June 2018.
***The Kexim and K-sure tranches have a term of twelve years from the date of draw down and the Commercial tranche has a term of five years from the date of draw down.

Golar Maria Facility

The Golar Maria facility was assumed by us upon the acquisition of the company that owns and operates the vessel from Golar in February 2013. The amount originally drawn down under the facility was $120 million, but the balance outstanding under the facility at the date of acquisition was $89.5 million. The facility is secured against the Golar Maria. In December 2014, we accepted an offer from the incumbent lenders to extend the Golar Maria facility for up to 12 months from its original maturity of December 2014. In December 2014, we entered into a supplemental deed with the incumbent lenders which amended the existing loan agreement. The amended deed provided for the release of World Shipholding Ltd. and other related companies indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of certain members of his immediate family, as guarantors to the facility and amended certain terms mainly extending the Golar Maria facility for up to 12 months from its original maturity of December 2014. In connection with the extension, the margin on LIBOR on this facility was increased from 0.95% to 1.65%. The facility is repayable in quarterly installments with a final balloon payment of $75.8 million due in December 2015. As of December 31, 2014, we had $79.5 million of borrowings outstanding under the Golar Maria facility.

In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility (which matures in December 2015) and the commercial loan tranche of the Golar Freeze facility (which matures in June 2015). The entry into the new credit agreement to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that it will be effective prior to the maturity date of the Golar Maria facility or the commercial loan tranche of the Golar Freeze facility. Based on the term sheet, we expect that the facility will be a senior secured amortizing term loan and revolving credit facility in an amount equal to the lesser of $180 million or 60% of the combined fair market value of the vessels, the Golar Maria and the Golar Freeze, of which $120 million is a binding commitment. We expect that the facility will be divided into a term loan facility and a revolving credit facility. We expect that the term loan will in an amount equal to the lower of $150 million or 50% of the combined fair market value of the vessels and will be repaid in 12 quarterly installments of $3 million plus a balloon payment of $114 million. We expect that the revolving credit facility will be in an amount equal to the lower of $30 million or 10% of the combined fair market value of the vessels. The revolving credit facility will be available for drawing on a full revolving basis from drawdown of the term loan, up to three months prior to the final maturity date, in minimum amount of $5 million. All amounts outstanding are subject to repayment by the final maturity date, which we expect will be in June 2018. We therefore classified the $73.5 million outstanding loan under the Golar Maria credit facility, under long-term debt in our consolidated balance sheet.

High-yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2014, the U.S. dollar equivalent of the principal amount is $174.5 million.

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

The revolving credit facility accrued floating interest at a rate per annum equal to LIBOR plus a margin of 1.15% until November 2014. The margin on LIBOR was changed to 1.34% in November 2014 due to a change in covenant requirements. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2013, we had an undrawn $65 million available to us under this revolving credit facility, which we drew down in March 2014. Accordingly, as of December 31, 2014, we have no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date. As of December 31, 2014, $203.5 million was outstanding on the revolving credit facility.

Golar Partners Operating Credit Facility

In June 2013, we refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility which matures in June 2018. In December 2014, we drew down $40 million on the revolving credit facility. As of December 31, 2014, we had an undrawn balance of $10 million available to us under this revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility. As of December 31, 2014, we had $235.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

Golar Freeze Facility

We assumed the Golar Freeze facility pursuant to the purchase of the Golar Freeze from Golar, in October 2011. The amount originally drawn down under the facility in June 2010 was $125 million. The amount outstanding under the facility at the time we assumed the debt was approximately $108.0 million.  The Golar Freeze facility is secured against the Golar Freeze. The facility is with a syndicate of banks and financial institutions and bears interest at LIBOR plus a margin of 3%. The facility is split into two tranches, the commercial loan facility and the Exportfinans loan facility. The Exportfinans loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment due in June 2018. The Golar Freeze facility requires certain balances to be held on deposit during the period of the loan (see note 17). The commercial loan facility tranche matures in May 2015 and the Exportfinans loan facility tranche matures in 2018.

Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015 which is presented under current debt. As of December 31, 2014, we had $59.1 million of borrowings outstanding under the Golar Freeze facility.

In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility (which matures in December 2015) and the commercial loan tranche of the Golar Freeze facility (which matures in June 2015). The entry into the new credit agreement to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that it will become effective prior to the maturity date of the Golar Maria credit facility or the commercial loan tranche of the Golar Freeze facility. Based on the term sheet, we expect that the facility will be a senior secured amortizing term loan and revolving credit facility in an amount equal to the lesser of $180 million or 60% of the combined fair market value of the vessels, the Golar Maria and the Golar Freeze, of which $120 million is a binding commitment. We expect that the facility will be divided to a term loan facility and a revolving credit facility. We expect that the term loan will be in an amount equal to the lesser of $150 million or 50% of the combined fair market value of the vessels and will be repaid in 12 quarterly installments of $3 million plus a balloon payment of $114 million. We expect that the revolving credit facility will be equal to the lower of $30 million or 10% of the combined fair market value of the vessels. The revolving credit facility will be available for drawing on a full revolving basis from drawdown of the term loan, up to three months prior to the final maturity date, in a minimum amount of $5 million. All amounts outstanding will be subject to repayment by the final maturity date, which we expect will be June 30, 2018. We therefore classified $34.8 million due under the commercial loan tranche of the Golar Freeze credit facility under long term-debt in our consolidated balance sheet.

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the FSRU, NR Satu, entered into a seven year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5% together with a commitment fee of 1.4% on any undrawn portion of the facility. PTGI drew down $155 million on the term loan facility in December 2012. As of December 31, 2014, we had an undrawn balance of $20 million available to us under the revolving facility. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in March 2020. The NR Satu facility requires certain balances to be held on deposit during the period of the loan (see note 17). As of December 31, 2014, we had $126.4 million of borrowings outstanding under this facility.

Golar Igloo Debt

The Golar Igloo debt originally formed part of Golar's $1.125 billion facility to fund eight of its newbuildings. The portion of the debt secured against the Golar Igloo was assumed by us upon our acquisition of the vessel from Golar in March 2014. The amount drawn down under the original facility and the balance outstanding at the date of acquisition was $161.3 million. The Golar Igloo debt bears interest at LIBOR plus a margin. The debt is divided into three tranches, with the following general terms, in line with the original facility:

Tranche	Proportion of debt	Term of loan	Repayment terms	Margin on LIBOR
K-Sure	40%	12 years	Semi-annual installments	2.10%
KEXIM	40%	12 years	Semi-annual installments	2.75%
Commercial	20%	5 years	Semi-annual installments, unpaid balance to be refinanced after 5 years	2.75%

The K-Sure Tranche, is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). The commercial tranche is funded by a syndicate of banks and is for a term of five years from the date of drawdown with a final balloon payment of $20.2 million due in February 2019. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche. As of December 31, 2014, we had $154.6 million of borrowings outstanding under the facility.

As of December 31, 2014, the margins we pay under our loan agreements are above LIBOR at a fixed or floating rate ranging from 1.34% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Debt and lease restrictions

Our loan debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Our various debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $30 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar's loan and lease agreements.

22. CAPITAL LEASES

(in thousands of $)	2014	2013
Total obligations under capital leases	150,997	159,008

As of December 31, 2014 and 2013, we operated one vessel under capital lease.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. We novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (“The Methane Princess Lease”).  The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 17.

As of December 31, 2014, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2015	7,579
2016	7,866
2017	8,163
2018	8,489
2019	8,814
2020 and thereafter	163,895
Total minimum lease payments	204,806
Less: Imputed interest	(53,809)
Present value of minimum lease payments	150,997

The Methane Princess Lease liability continues to increase until 2018 and thereafter decreases over the period to 2033, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon British Pound (GBP) LIBOR.

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

23. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2014	2013
Deferred credits from capital lease transactions	17,281	17,904

Deferred credits from capital lease transactions

(in thousands of $)	2014	2013
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(6,785)	(6,162)
	17,906	18,529
Short-term (see note 20)	625	625
Long-term	17,281	17,904
	17,906	18,529

In connection with the Methane Princess Lease (see note 22), we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

Amortization for each of the years ended December 31, 2014, 2013 and 2012 was $0.6 million.

24. FINANCIAL INSTRUMENTS

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

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year End	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2014	919,130	2015	to	2020	0.92%	to	2.96%
Receiving floating, pay fixed	December 31, 2013	997,607	2014	to	2020	0.92%	to	5.04%

During the year ended December 31, 2014, in connection with the acquisition of the Golar Igloo in March 2014, we assumed Golar Igloo's bank debt and the related interest rate swap with a notional value of $100 million. Interest rate swaps with a notional value of $130 million expired during the year ended December 31, 2014.

As of December 31, 2014 and 2013 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $919.1 million and $997.6 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2014	2013	2012	2014	2013	2012
Interest rate swaps	Other financial items, net	(1,339)	775	—	(1,210)	1,015	(409)

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2014	2013	2012
Interest rate swaps	492	5,515	1,113

As of December 31, 2014 and 2013, our accumulated other comprehensive income included $3.4 million and $1.6 million of unrealized gains, respectively, on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

The amounts reclassified from accumulated other comprehensive income (loss) to "Other financial items, net" for the years ended December 31, 2014, 2013 and 2012 were $1.3 million loss, $0.8 million gain and $nil, respectively.

As of December 31, 2014, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

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

A net foreign exchange gain of $0.7 million, $2.3 million and $1.6 million arose in the years ended December 31, 2014, 2013 and 2012, respectively. The net foreign exchange gain of $0.7 million arose in the year ended December 31, 2014 as a result of the $0.7 million gain (2013: $7.1 million gain) on the retranslation of our capital lease obligations and the cash deposits securing those obligations offset by $nil (2013: $4.8 million loss) on the mark-to-market valuation on the Golar Winter currency swap. This swap was terminated and cash settled in June 2013 in connection with the termination of the Golar Winter lease.

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

As of December 31, 2014, we have the following foreign currency forward contract:.

	Notional Amount			Average forward
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
Singapore dollars	563	441	2015	1.276

As of December 31, 2013, we had no foreign currency forward contract.

Cross currency interest rate swap

As of December 31, 2014 and 2013, the details of our cross currency interest rate swap are as follows:

	Interest rate element		Currency element
			Notional Amount			Average forward rate USD foreign currency
Instrument (in thousands)	Notional Amount	Fixed Interest Rate	Receiving in Norwegian Kroner	Pay in USD	Maturity Date
Cross currency interest rate swap	227,193	6.485%	1,300,000	227,193	2017	5.722

As described in note 21, we issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net loss recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2014	2013	2012
Cross currency interest rate swap	(184)	1,080	(5,063)

As of December 31, 2014 and 2013, our accumulated other comprehensive income included $4.2 million and $4.0 million of unrealized losses, respectively, on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged item affects earnings. As of December 31, 2014, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and estimated fair value of our financial instruments at December 31, 2014 and 2013 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2014 Carrying Value	2014 Fair Value	2013 Carrying Value	2013 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	98,998	98,998	103,100	103,100
Restricted cash and short-term investments	Level 1	172,383	172,383	170,176	170,176
Short-term debt due to related party	Level 3	20,000	20,000	—	—
High-yield bonds(1)	Level 1	174,450	173,578	214,100	221,166
Long-term debt—floating(2)	Level 2	858,082	858,082	675,371	675,371
Obligations under capital leases(2)	Level 2	150,997	150,997	159,008	159,008
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	3,617	3,617	5,335	5,335
Interest rate swaps liability(3)(4)	Level 2	15,222	15,222	15,119	15,119
Cross currency interest rate swap liability(3)(5)	Level 2	56,639	56,639	16,804	16,804
Foreign currency swaps liability(3)	Level 2	16	16	—	—
__________________________________________

(1)
This pertains to high-yield bonds with a carrying value of $174.5 million as of December 31, 2014 which is included under long-term debt on the balance sheet. The fair value of the high-yield bonds as of December 31, 2014 was $173.6 million (2013: $221.2 million), which represents 99.5% (2013: 103.3%) of its face value.

(2)	Our debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(3)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4)
The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of December 31, 2014 and 2013 was $2.0 million (with a notional amount of $211.6 million) and $3.5 million (with a notional amount of $287.1 million), respectively. The expected maturity of these interest rate agreements is from May 2015 to March 2018.

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

The carrying values of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short maturity of these instruments.

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

The carrying value of short-term debt due to related party refers to our revolving credit facility with Golar. The carrying amount of this debt approximates its fair value because of the short maturity of this instrument.

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

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2014 and 2013 would be adjusted as detailed in the following table:

	December 31, 2014			December 31, 2013
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	3,617	(1,831)	1,786	5,335	—	5,335
Total liability derivatives	15,222	(1,831)	13,391	15,119	—	15,119

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level. Valuation has fallen below this level and a cash collateral amounting to $9.7 million has been provided as of December 31, 2014 (see note 17).

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. A credit valuation adjustment of $3.2 million (2013: $nil) was recognized for the year ended December 31, 2014 in relation to our cross-currency swap.

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

During the year ended December 31, 2014, seven customers accounted for all of our revenues. These revenues and associated accounts receivable are derived from two time charters with BG Group plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras, one time charter with PTNR, one time charter with Eni S.p.A. and one time charter with KNPC. We consider the credit risk of BG Group plc, Petrobras, DUSUP, PTNR, Eni S.p.A and KNPC to be low. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contract with Pertamina being payable monthly in advance and further, the gas sales contracts are with the Chinese Petroleum Corporation, our joint venture partner in the Golar Mazo.

During the years ended December 31, 2014, 2013 and 2012, Petrobras accounted for at least 25% of gross revenue (see note 6). Details of revenues derived from each customer for the years ended December 31, 2014, 2013 and 2012 are found in note 6.

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

Net expenses from related parties:

(in thousands of $)	2014	2013	2012
Transactions with Golar and affiliates:
Management and administrative services fees (a)	2,877	2,569	2,876
Ship management fees (b)	7,746	6,701	4,222
Interest expense on high-yield bonds (c)	—	1,972	575
Interest expense on Golar LNG vendor financing loan - Golar Freeze (d)	—	—	11,921
Interest expense on Golar LNG vendor financing loan - NR Satu (e)	—	—	4,737
Interest expense on Golar Energy loan (f)	—	—	829
Total	10,623	11,242	25,160

Receivables (payables) from related parties:

As of December 31, 2014 and 2013, balances with related parties consisted of the following:

(in thousands of $)	2014	2013
Trading balances due to Golar and affiliates (g)	(13,337)	(5,989)
Methane Princess Lease security deposit movements (h)	3,486	4,257
Short-term loan due to Golar (i)	(20,000)	—
	(29,851)	(1,732)
__________________________________________
(a) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days' written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS. We may terminate these agreements by providing 30 days' written notice.

(c) High-yield bonds - In October 2012, we completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million at the time of issuance. Of this amount, NOK200 million (2012: approximately $35.0 million) was held by Golar until their disposal in November 2013 (see note 21).

(d) Golar LNG vendor financing loan - Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, we entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility was unsecured and bore interest at a fixed rate of 6.75% per annum payable quarterly. The loan was non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012 using the net proceeds from the bond issuance.

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

(g) Trading balances - Primarily relate to unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

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

(i) $20 million revolving credit facility - On April 13, 2011, we entered into a $20 million revolving credit facility with Golar.  The facility matures in June 2015 and is unsecured and interest-free. In March 2014, we drew down $20 million from the facility. As of December 31, 2014, we have an outstanding balance of $20 million under this facility.

(j) Dividends to China Petroleum Corporation - During the years ended December 31, 2014, 2013 and 2012, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation ("CPC"), paid total dividends to CPC of $13.7 million, $10.6 million and $1.8 million, respectively.

(k) Acquisitions from Golar - We acquired from Golar equity interests in certain subsidiaries which own or lease and operate the NR Satu, the Golar Grand, the Golar Maria and the Golar Igloo. The acquisition of the first two vessels were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The acquisition of the Golar Maria and the Golar Igloo were accounted for as a business combination (see note 10).

Our Board of Directors ("the Board") and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price and vendor financing loan (where applicable) for each transaction. The Conflicts Committee retained a financial advisors, to assist with its evaluation of the transaction.

NR Satu

On July 19, 2012, we acquired Golar’s equity interests in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million in the form of the Golar LNG vendor financing loan, further described in paragraph (e) above.

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

Golar Maria and the Golar Igloo

In February 2013 and March 2014, we acquired Golar's 100% interest in the companies that own and operate the Golar Maria and the Golar Igloo, respectively. The details of the transactions are omitted from the table above, as these were accounted for as business combinations (see note 10).

(l) Payment due under Omnibus Agreement - During the years ended December 31, 2014 and 2013, we incurred expenses of $nil and $3.3 million, respectively, which was indemnified by Golar as part of the Omnibus agreement.

(m) Dividends to Golar - Since our IPO in April 2011, we have declared and paid quarterly distributions totaling $61.3 million, $63.7 million and $47.3 million to Golar for each of the years ended December 31, 2014, 2013 and 2012, respectively.

Golar Grand option

In connection with the acquisition of the Golar Grand in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we had an option to require Golar to enter into a new time charter with Golar as charterer until October 2017, if the original charterer did not renew or extend the existing charter after the initial term (which expired in February 2015). The charterer did not extend the charter. Accordingly, in February 2015, we exercised our option to require Golar to charter the vessel through to October 2017 at approximately 75% of the hire rate that would have been payable by the charterer, representing an approximate 25% loss of daily revenue to us with respect to the Golar Grand.

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

Acquisition of Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on October 19, 2011 and July 19, 2012, Golar has agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu. Accordingly, as of December 31, 2014, Golar indemnified us $0.5 million in relation to a claim related to the NR Satu (see note 26).

Acquisition of the Golar Maria and the Golar Igloo

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on February 7, 2013 and March 28, 2014 in relation to the Golar Maria and the Golar Igloo, respectively, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of the date of the agreements.

Additionally, any losses, suffered or incurred by us as a result of any offhire time and repair costs due to delays in the mobilization of the Golar Igloo will be indemnified by Golar.

26. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2014	2013
Book value of vessels and equipment secured against long-term loans and capital leases	1,623,423	1,409,284

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we have inquired to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that we received, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. As of December 31, 2014, we have one remaining UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2014, there was a net accrued gain of approximately $0.4 million.

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

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, was notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that we and our subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. We entered into compromise settlement discussions with the other parties which concluded in December 2014. The compromise settlement amount of $3.0 million was paid in December 2014, of which we recovered $2.5 million from our subcontractor who was also a party to these settlement discussions.  As part of the disposal of the NR Satu in July 2012 by Golar, Golar has agreed to indemnify us against any non-recoverable losses arising from actions prior to the disposal. As of December 31, 2014, we have recorded a receivable of $0.5 million from Golar in relation to this indemnity for our non-recoverable losses.

27. EQUITY ISSUANCES

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

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2014 and 2013:

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2012	36,246,149	15,949,831	1,065,225
January 2013 offerings	4,316,947	—	88,101
December 2013 offerings	5,100,000	—	104,082
December 31, 2013 and 2014	45,663,096	15,949,831	1,257,408

In January 2015, 7,170,000 of our common units representing limited partner interests in the Partnership held by Golar were sold to the public in a secondary offering (see note 29).

28. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2014	2013	2012
Net income attributable to general partner and limited partner interests	174,154	141,296	116,418
Less: Dropdown Predecessor net income	—	—	(28,015)
Less: distributions paid (1)	(143,450)	(127,260)	(87,072)
Under distributed earnings	30,704	14,036	1,331
Under distributed earnings attributable to:
Common unit holders	13,347	6,649	1,304
Weighted average units outstanding (basic and diluted) (in thousands):
Common units	45,663	40,417	27,441
Earnings per unit (basic and diluted):
Common unit holders	2.47	2.31	2.08
Cash distributions declared and paid in the period per unit (2):	2.14	2.05	1.78
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.56	0.52	0.50
__________________________________________
(1)       This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the quarter end date. This also includes cash distributions to IDR holders for the years ended December 31, 2014, 2013 and 2012 of $6.3 million, $4.9 million and $nil, respectively.
(2) Refers to cash distributions declared and paid during the period.
(3) Refers to cash distributions declared and paid subsequent to the period end.

As of December 31, 2014, of our total number of units outstanding, 59% (2013: 59%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

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

The General Partner’s, common unit holders’ and subordinated unit holder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our board of directors to provide for the proper conduct of our business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy (both subsidiaries of Golar) are currently entitled to incentive distributions if the amount we distribute to unit holders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

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

29.  SUBSEQUENT EVENTS

In January 2015, we completed our acquisition of interests in the companies that own and operate the FSRU, the Golar Eskimo (see note 30).

In January 2015, we closed a secondary offering of 7,170,000 shares of our common units representing limited partner interests in the Partnership held by Golar at a price to the public of $29.90 per unit. Following the offering, Golar’s stake in us was reduced from 41% to 30%. We did not receive any proceeds from the sale of common shares by Golar and the number of common units outstanding will remain unchanged.

On February 24, 2015, Mr. Hans Petter Aas and Mr. Bart Veldhuizen resigned from our board of directors. To fill the vacancies for their respective remaining terms, Mr. Andrew Whalley and Mr. Alf Thorkildsen, were appointed by the remaining directors elected by our common unitholders. In addition, Mr. Doug Arnell (the ex-CEO of Golar Management Limited), was appointed to our board by our general partner.

In February 2015, we paid a cash distribution of $0.5625 per unit in respect of the three months ended December 31, 2014.

In February 2015, we exercised the option to require Golar to charter Golar Grand with us until October 2017 as BG Group plc did not renew or extend the existing charter. See note 25 - Golar Grand Option.

In April 2015, we obtained a signed term sheet from certain lenders in an amount equal to the lesser of $180 million or 60% of the combined fair market values of the Golar Maria and the Golar Freeze (of which $120 million is a binding commitment), to refinance the Golar Maria credit facility (which expires in December 2015) and the commercial loan tranche of the Golar Freeze credit facility (which expires in June 2015). The entry into the new credit agreement to refinance these facilities is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of conditions ordinarily contained in these types of credit agreements. There is no assurance that such proposed new credit agreement will be executed or that it will be effective prior to the maturity of our debt that matures in 2015. We expect that the proposed new credit facility will be split into two tranches, a $150 million term loan facility and a $30 million revolving credit facility. We expect that the term loan facility in the new credit facility will be payable in quarterly installments of $3 million with a balloon payment due at maturity, which is expected to be in June 2018.

On April 27, 2015, we declared a cash distribution of $0.5775 per unit in respect of the three months ended March 31, 2015, payable on May 14, 2015, to unitholders of record as of May 7, 2015.

In April 2015, our $20 million revolving credit facility with Golar was extended until June 2015.

30.  ACQUISITION AFTER BALANCE SHEET DATE

In January 2015, we acquired Golar's 100% interest in the companies that own and operate the Golar Eskimo pursuant to a Purchase, Sale and Contribution Agreement that we entered into with Golar on December 15, 2014. The purchase consideration was $390.0 million for the vessel (including charter) less the assumed bank debt of $162.8 million and other purchase price adjustments. The Golar Eskimo was delivered to Golar in December 2014. We expect the Golar Eskimo to commence her service under a ten-year time charter with the Government of the Hashemite Kingdom of Jordan in the second quarter of 2015.

In January 2015, in connection with the purchase of the Golar Eskimo, we entered into a financing loan agreement with Golar for an amount of $220 million. The facility is unsecured and accrues interest at a rate per annum equal to LIBOR plus margin ranging from 2.10% to 2.75%. The loan is non-amortizing with a final balloon payment of $220 million due in December 2016.

We entered into an agreement with Golar pursuant to which Golar will pay to us an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the FSRU.  In return, we will remit to Golar any hire payments actually received with respect to the vessel during this period and, at Golar's request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Time Charter and June 30, 2015.

We accounted for the acquisition of the Golar Eskimo as a business combination. The purchase price of the acquisition has been allocated to the identifiable assets acquired. We are in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. Additional business combination disclosures will be presented in our next available interim report.

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The provisional fair values allocated to each class of identifiable assets of the Golar Eskimo and the difference between the purchase price and net assets acquired was calculated as follows:

(in thousands of $)			January 20, 2015
Purchase consideration		(1)	227,200
Less: Fair value of net assets (liabilities) acquired:
Vessel including allocation to charter (if applicable)	390,000
Long-term debt	(162,800)
Others	—	(2)
Subtotal			(227,200)
Difference between the purchase price and fair value of net assets acquired			—
_________________________________________
(1) This includes the purchase consideration for the vessel less the fair value of the assumed bank debt but excludes any working capital adjustments which will be available upon finalization of the results of the Golar Eskimo for the first quarter of 2015.
(2) This information will be available upon finalization of the results of the Golar Eskimo for the first quarter of 2015.

The Golar Eskimo was delivered to Golar on December 22, 2014 and was under construction and not operational before its delivery. As a result, we have evaluated that had the acquisition been consummated as of January 1, 2014, Golar Eskimo's pro forma revenue and net income effect for the year ended December 31, 2014 would be immaterial and thus, have not been presented here.