Form 20-F/A
period 2014-12-31
Golar LNG Partners LP
filed 2015-04-30
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11, Bermuda
(Address of principal executive offices)

Graham Robjohns 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11, Bermuda Telephone: +1 (441) 295-4705
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
☐ Yes   ☒ No

Explanatory Note
Golar LNG Partners LP is filing this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 originally filed with the Securities and Exchange Commission on April 29, 2015 (“2014 Form 20-F”) solely for the purpose of filing additional exhibits that were inadvertently omitted from the 2014 Form 20-F.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2014 Form 20-F, or reflect any events that have occurred after the 2014 Form 20-F was originally filed.

PART III
ITEM 19. EXHIBITS.
The exhibits listed on the Exhibit Index hereof are filed herewith in response to this item.

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
_________________________
* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive Officer
Date:	April 30, 2015

3