Form 20-F
period 2015-12-31
Golar LNG Partners LP
filed 2016-05-02
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

45,167,096 Common Units representing limited partner interests
15,949,831 Subordinated Units representing limited partner interests

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2015, or the Annual Report, should be read in conjunction with the consolidated and combined financial statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP”, “Golar LNG Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering (or our IPO) on April 13, 2011, our Combined Entity. References to our “Combined Entity” refer to the subsidiaries of Golar LNG Limited that had interests in the vessels in our initial fleet prior to our initial public offering. References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership. References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (Nasdaq: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar LNG Energy Limited or Golar Energy and to Golar Management Limited (or Golar Management). References in this Annual Report to Golar Wilhelmsen refer to Golar Wilhelmsen AS, a company that was jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS. In September 2015, Golar purchased from Wilhelmsen Ship Management (Norway) AS, its 40% ownership interest in Golar Wilhelmsen, thus making Golar Wilhelmsen a 100% owned subsidiary of Golar from that date. Subsequent to the acquisition, Golar Wilhelmsen was renamed Golar Management Norway AS (“Golar Management Norway” or “GMN”).

References in this Annual Report to our “initial fleet” refer to the Golar Winter, the Golar Spirit, the Golar Mazo, and the Methane Princess, all of which were contributed to us at or prior to our initial public offering. References to our “Dropdown Predecessor” refer to the Golar Freeze, the Nusantara Regas Satu (or the NR Satu) and the Golar Grand, which we acquired subsequent to our initial public offering. In this Annual Report, we refer to the vessels in our initial fleet, the Dropdown Predecessor, the Golar Maria, the Golar Igloo and the Golar Eskimo, collectively, as our “current fleet”.

Cautionary Statement Regarding Forward Looking Statements

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•
market trends in the floating storage regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•	our and Golar’s ability to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to pay cash distributions on our units and the amount of any such distributions;

•	our ability to integrate and realize the expected benefits from acquisitions;

•	our ability to close the Golar Tundra acqusition:

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage Golar’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Golar in the future;

•	our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations;

•	challenges by authorities to the tax benefits we previously obtained; and

•	other factors detailed in this Annual Report and from time to time in our periodic reports.

Forward-looking statements in this Annual Report are estimates reflecting the judgment of management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading “Item 3—Key Information—D. Risk Factors”.

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

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs the Golar Freeze and the NR Satu. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier the Golar Grand. These transactions were also deemed to be a reorganization of entities under common control.

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

In February 2013, March 2014 and January 2015, we acquired from Golar 100% interests in the subsidiaries that own and operate the LNG carrier, the Golar Maria, and the FSRUs, the Golar Igloo and the Golar Eskimo, respectively. Accordingly, the results of the Golar Maria, the Golar Igloo and the Golar Eskimo are consolidated into our results from the respective dates of their acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria, the Golar Igloo and the Golar Eskimo prior to their acquisitions.

The consolidated financial information of the Partnership as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are derived from the audited consolidated financial statements of the Partnership, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

The following financial information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Golar in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands except for unit and fleet data)
Statement of Operations Data:
Total operating revenues	$434,687	$396,026	$329,190	$286,630	$225,452
Vessel operating expenses(1)	65,244	59,191	52,390	45,474	39,212
Voyage and commission expenses(2)	7,724	6,048	5,239	4,471	785
Administrative expenses	6,643	5,757	5,194	7,269	8,235
Depreciation and amortization	99,256	80,574	66,336	51,167	45,316
Total operating expenses	178,867	151,570	129,159	108,381	93,548
Operating income	255,820	244,456	200,031	178,249	131,904
Interest income	1,315	1,131	1,097	1,797	1,640
Interest expense	(55,324)	(43,781)	(43,195)	(38,090)	(19,581)
Other financial items, net	(23,459)	(22,118)	(1,661)	(5,389)	(18,521)
Income before income taxes	178,352	179,688	156,272	136,567	95,442
Income taxes	(5,669)	5,047	(5,453)	(9,426)	(45)
Net income	172,683	184,735	150,819	127,141	95,397
Net income attributable to non-controlling interest(3)	(10,547)	(10,581)	(9,523)	(10,723)	(9,863)
Net income attributable to Golar LNG Partners owners	$162,136	$174,154	$141,296	$116,418	$85,534
Earnings Per Unit (Basic and Diluted)
Common units	$2.38	$2.47	$2.31	$2.08	$1.89
Cash distributions declared and paid per unit	2.30	2.14	2.05	1.78	0.73
Balance Sheet Data (at end of period):
Cash and cash equivalents	$40,686	$98,998	$103,100	$66,327	$49,218
Restricted cash and short-term investments(4)	56,714	25,831	24,451	30,900	24,512
Long-term restricted cash(4)	136,559	146,552	145,725	190,523	185,270
Vessels and equipment, net	1,730,676	1,501,170	1,281,591	707,147	662,021
Vessels under capital lease, net	116,727	122,253	127,693	485,632	501,903
Total assets	2,245,338	1,956,202	1,721,219	1,510,974	1,437,813
Current portion of long-term debt	121,739	124,221	156,363	64,822	49,906
Current portion of obligations under capital leases	—	—	—	5,837	5,909
Long-term debt	1,223,049	908,311	733,108	674,650	572,978
Long-term obligations under capital leases	143,112	150,997	159,008	406,534	399,934
Partner’s capital	539,475	536,207	501,744	178,675	32,069
Number of units issued and outstanding:
Common units	45,167,096	45,663,096	45,663,096	36,246,149	23,127,254
Subordinated units	15,949,831	15,949,831	15,949,831	15,949,831	15,949,831
Cash Flow Data:
Net cash provided by operating activities	$212,230	$276,980	$148,679	$189,343	$156,972
Net cash used in investing activities	734	(167,755)	(84,052)	(78,798)	(102,881)
Net cash used in financing activities	(271,276)	(113,327)	(27,854)	(93,436)	(58,431)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fleet Data:
Number of vessels at end of period(5)	10	9	8	7	7
Average number of vessels during period(5)	10	9	8	7	7
Average age of vessels	17	18	19	20	19
Total calendar days for fleet	3,631	3,199	2,883	2,562	2,555
Total operating days for fleet(5)	3,518	3,196	2,751	2,408	2,162
Other Financial Data:
Average daily time charter equivalent earnings (TCE)(6)	$120,373	$121,906	$117,758	$116,739	$103,581
Average daily vessel operating expenses(7)	$17,969	$18,502	$18,172	$17,749	$15,347

(1)
Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils, and management fees.

(2)
The vessels have been operated under time charters during the period presented. Under time charter, the charterer pays substantially all of the vessel operating expense, which are primarily fuel and port expenses.

(3)	Non controlling interest refers to a 40% interest in the Golar Mazo owned by Chinese Petroleum Corporation.

(4)
Restricted cash and short-term investments consist of bank deposits which i) may only be used to settle certain pre-arranged loans, facilities or lease payments; ii) are held as cash collateral for decline in fair values of certain swaps; iii) represent cash held by our variable interest entity (“VIE”); and iv) are made in accordance with our contractual obligations under bid or performance guarantees for projects we may enter into.

(5)
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

(6)	Non-GAAP Financial Measures

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For time charters, this is calculated by dividing total operating revenue less voyage expenses by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands, except average daily TCE)
Total operating revenues	$434,687	$396,026	$329,190	$286,630	$225,452
Voyage and commission expenses	(7,724)	(6,048)	(5,239)	(4,471)	(785)
	$426,963	$389,978	$323,951	$282,159	$224,667
Calendar days less scheduled off-hire days	3,547	3,199	2,751	2,417	2,169
Average daily TCE (in $)	$120,373	$121,906	$117,758	$116,739	$103,581

(7)	We calculate average daily vessel operating expenses by dividing vessel operating expenses by the number of calendar days.

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
Risks Inherent in Our Business
We will be required to make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations, borrowings or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders could be diluted.
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
Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry, and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Furthermore, our ability to access capital, overall economic conditions, and our ability to secure long-term, fixed rate charters could limit our ability to expand our fleet. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.
We depend on Golar and certain of its subsidiaries, including Golar Management and Golar Management Norway, to assist us in operating and expanding our business and providing interim financing for certain vessel acquisitions.
Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Golar and its reputation and relationships in the shipping industry. If Golar suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	recover amounts due to us; or

•	maintain satisfactory relationships with suppliers and other third parties

In addition, each vessel in our fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management Norway. Pursuant to these agreements, these entities provide significant commercial and technical management services for our fleet. In addition, pursuant to a management and administrative services agreement between us and Golar Management (or the management and administrative services agreement), Golar Management provides us with significant management, administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services. Our business will be harmed if these Golar subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7—Major Unitholders and Related Party Transactions-Related Party Transactions”.
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our units.
We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3850 per unit, or any distribution, on our units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	the price of and demand for natural gas and oil;

•	the price of and demand for LNG;

•	supply of LNG carriers and FSRUs;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our board of directors.

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
We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel, acquiring a new vessel, or otherwise replacing current vessels at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from period to period and could increase as a result of changes in:

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
The drydocking of our vessels requires significant capital expenditures and in most cases results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. Although we do not anticipate multiple vessels being out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. In the event that multiple vessels are out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.

Our future performance and growth depend on continued growth in LNG production and demand for LNG, FLNGs, FSRUs and LNG carriers.

Our growth strategy focuses on the use of floating liquefaction facilities and expanding use of floating storage and regasification units and LNG shipping. While the long-term trend shows increasing demand for LNG and related infrastructure, there have been shorter term fluctuations where demand growth has leveled before resuming its growth trajectory. Demand interruptions have been caused by factors including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Accordingly, our growth could be negatively affected by a number of factors, including:

•	the price and availability of crude oil and other energy sources;

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

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

In 2015, global crude oil prices were very volatile and declined significantly. The decline in oil prices since late 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. A continued decline in oil prices could adversely affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG shipping and regasification over the next few years. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters upon the expiration or early termination of our current charter arrangements. Reduced demand for LNG, FLNGs, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition and ability to make cash distributions to our unitholders.

Demand for LNG carriers and FSRUs could be significantly affected by volatile natural gas prices and the overall demand for natural gas.
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

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG carriers and FSRUs and any convergence of natural gas prices would adversely affect demand for LNG carriers and FSRUs. In 2015, global crude oil prices were very volatile and fell significantly. Such decline in oil prices since 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions.
Given the significant global natural gas and crude oil price decline as referenced above, although the majority of our vessels are operating under multi-year charters, a continuation of lower natural gas or oil prices or a further decline in natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•
a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•
low oil prices negatively affecting both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•
lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

We have only ten vessels in our current fleet. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.
As of April 29, 2016, our fleet consisted of six FSRUs (excluding the Golar Tundra) and four LNG carriers. If any of our FSRUs or LNG carriers are unable to generate revenues as a result of off-hire time, our results of operations and financial condition could be materially adversely affected.
The charters relating to our FSRUs and LNG carriers permit the charterer to terminate the charter under certain circumstances, including in the event that the vessel is off-hire for any extended period and upon the occurrence of specified defaults by us. In addition, with respect to the Golar Spirit, the Golar Winter, the Golar Freeze and the Golar Eskimo, the charterer may terminate the charter upon at least six months’ written notice at any time after the fifth or tenth anniversary of the commencement of the related charter upon payment of a termination fee. The termination of any of our charters could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders if we are unable to re-charter such vessel for an extended period of time. For further details regarding termination of our charters, please read “Item 4—A. Information on the Partnership—B. Business Overview—Charters”.
We currently derive all of our revenue from a limited number of customers. The loss of any of our customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.
We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2015, Petrobras accounted for 23%, PT Nusantara Regas (PTNR) accounted for 15%, Kuwait National Petroleum Company (or KNPC) accounted for 11%, Dubai Supply Authority (or DUSUP) accounted for 10%, Golar accounted for 9%, the Government of the Hashemite Kingdom of Jordan (or Jordan) accounted for 9%, PT Pertamina (or Pertamina) accounted for 9%, Eni SPA accounted for 7%, and BG Group PLC (or BG group) accounted for 7% of our total revenues. All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach.
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

Petrobras, the Brazil state-controlled oil company, is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. In addition, in March 2016, Petrobras announced that it will decrease its five-year investment plan by 20% for the period from 2016 to 2020. This, together with a national economy in recession, may affect Petrobras, its performance under existing charters with us, or the development of new projects. Any adverse effect on Petrobras’ ability to perform under existing charters with us could be harmful.

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
The current state of global financial markets and current economic conditions may impair our charterers’ ability to pay for our services and may materially and adversely affect our business and ability to execute our growth strategy.
Weak global or regional economic conditions may negatively impact our business in ways that we cannot predict. Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the equity and debt capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. Uncertainty surrounding the continuing sovereign debt crisis in Greece and other European Union member countries and turmoil and unrest in the Middle East, Africa, Korea, the Ukraine and elsewhere, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under committed loans we arrange in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our ability to pay distributions to our unitholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
Weakness and uncertainty in the global economy and financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay could also result in their default on our current charters. In addition, volatility and uncertainty concerning current global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to delivery disruptions, cost increases, accelerated payments to suppliers, and defaults by our charterers, any of which could have a material adverse effect on our business.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.
As of April 27, 2016, we had total consolidated debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our revolving credit facilities, but excluding the new $800 million credit facility defined below) of approximately $1,382.3 million. In addition, we have the ability to incur additional debt. Our level of debt could have important consequences to us, including the following:

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
The operating and financial restrictions and covenants in the agreements governing our financing arrangements, including our credit facilities, our High-Yield and 2015 Norwegian Bonds, and the Methane Princess lease, and any future financing agreements, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our financing arrangements impose restrictions and covenants that restrict our and our subsidiaries’ ability to, among other things:

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

Accordingly, we may need to seek consent from our lenders or lessors in order to take certain actions or engage in certain activities. The interests of our lenders or lessor may be different from ours, and we may be unable to obtain our lenders’ or lessor’s consent when and if needed.
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
For more information, regarding our financing arrangements, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt” and “—Capital Lease Obligations”.

Our consolidated variable interest entity, or VIE, may enter into different financing arrangements, which could affect our financial results.

In November 2015 we entered into a sale and leaseback transaction with a subsidiary (or “Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by Eskimo SPV. For additional detail refer to note 5 “Variable Interest Entities” to our consolidated financial statements. As of December 31, 2015, we consolidated one VIE in connection with the lease financing of one of our vessels, the Golar Eskimo. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resource—Borrowing Activities”. The funding arrangements negotiated by the VIE could adversely affect our financial results.

Our ability to obtain additional debt financing for future vessel acquisitions or to refinance our existing debt may depend on the creditworthiness of our charterers and the terms of our future charters.
Our ability to borrow against the vessels in our existing fleet and any future vessels largely depends on the value of the vessels, which in turn depends in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will be required to purchase additional vessels and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
Our future capital needs are uncertain and we may need to raise additional funds in the future.
We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. We do not currently have financing sources in place to fund the acquisition of any additional vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing vessels as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.
We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or pay distributions. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
If we are unable to obtain additional financing, we may be unable to meet our obligations as they come due, enhance our existing business, complete acquisitions, respond to competitive pressures or otherwise execute our growth strategy.
As of April 29, 2016, we had an aggregate available borrowing capacity from our existing revolving credit facilities (excluding the $150.0 revolving portion of our new $800 million credit facility defined below) of $10.7 million.
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
Even if the Tundra Acquisition does not close, we may still be liable for amounts due under the Tundra Lease.
In February 2016, we agreed to acquire (the “Tundra Acquisition”) from Golar interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra, an FSRU. In November 2015, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with Tundra Corp’s entry into the Tundra Lease, we entered into an agreement pursuant to which we agreed to act as deficiency guarantor of Tundra Corp’s obligations to Tundra SPV under the Tundra Lease. If prior to the closing of the Tundra Acquisition, Tundra Corp defaults under its obligations under the Tundra Lease and Golar is unable to satisfy its obligations as a primary guarantor under the Tundra Lease as well as its obligations to indemnify us, we could bear the full burden of Tundra Corp’s obligations under the Tundra Lease. Upon the completion of the Tundra Acquisition, Golar’s guarantee of the obligations of Tundra Corp under the Tundra Lease will terminate along with its agreement to indemnify us pursuant to the separate side agreement, and we will become the primary guarantor of Tundra Corp’s obligations under the Tundra Lease. The Tundra Acquisition is expected to close in May 2016, subject to the satisfaction of customary closing conditions, although no assurances can be given that the Tundra Acquisition will close on this schedule or at all.
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
One of our principal objectives is to enter into additional long-term, FSRU and LNG carrier time charters. The process of obtaining long-term charters for FSRUs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU and LNG carrier time charters are awarded based upon bid price as well as a variety of factors relating to the vessel operator, including:

•	its LNG shipping and FSRU experience, technical ability and reputation for operation of highly specialized vessels;

•	its shipping industry relationships and reputation for customer service and safety;

•	the quality and experience of its seafaring crew;

•	its financial stability and ability to finance FSRUs and LNG carriers at competitive rates;

•	its relationships with shipyards and construction management experience; and

•	its willingness to accept operational risks pursuant to the charter.

We have substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do or Golar. We anticipate that an increasing number of marine transportation companies-including many with strong reputations and extensive resources and experience-will enter the FSRU market and LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
We may have more difficulty entering into long-term time charters in the future if an active spot, short or medium term LNG shipping market continues to develop.
One of our principal strategies is to enter into new long-term FLNG, FSRU and LNG carrier time charters of five years or more and to replace expiring charters with similarly long-term contracts. Most requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration together with medium term charters of up to 5 years has increased in the past two years. This trend is expected to continue as the spot market for LNG expands. More frequent changes to vessel sizes and propulsion technology together with an increasing desire by charterers to access modern tonnage could also reduce the appetite of charterers to commit to infrastructure charters that match their full requirement period. As a result, the duration of long-term charters could also decrease over time.
We may also face increased difficulty entering into long-term time charters upon the expiration or early termination of our existing contracts or of contracts for any vessels that we acquire in the future. If as a result we contract our vessels on short-term contracts, our earnings from these vessels are likely to become more volatile. An increasing emphasis on the short-term or spot LNG market may in the future require that we enter into charters based on variable market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.
Hire rates for FSRUs and LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.
Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. For example, the size of the current world order book for LNG carriers is expected to result in an increase in the size of the world LNG carrier fleet over the next few years. Provided that new supplies of LNG are expected to absorb the order book, structural supply and demand of vessels and FSRUs will be in balance. There may however be interim periods of excess or insufficient vessels that will cause charter rates to fluctuate significantly. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices that leads to reduced investment in new liquefaction facilities could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new FLNGs, FSRUs or LNG carriers. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing supply/demand balance for vessels and economic conditions in the LNG industry. Hire rates for newbuilding FSRUs and LNG carriers are correlated with their purchase price. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered.  If rates are lower when we are seeking a new charter, or if we elect not to re-charter a vessel, our earnings and ability to make distributions to our unitholders may decline.The charters on three of our LNG carriers are due to expire in 2017. If market conditions at the time that these charters expire are such that we are unable to redeploy these vessels on terms as favorable to us as our current charters for an extended period of time, this could negatively impact our results of operations.
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

Vessel valuations will often fluctuate in line with movements in their supply-demand balance. In the event that we are selling a vessel at a time when supply of LNG carriers or FSRUs exceeds demand, the sale priced achieved may be less than expected. If we are looking to replace an asset at a time when demand for vessels exceeds supply we may have to pay a higher price than our replacement capital expenditure provisions anticipated. As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures.

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
Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the time frame covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (or the IFCPA) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.
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
On January 20, 2014, the United States and the European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. Subsequently, the sanctions relief provided by the JPOA was extended through July 13, 2015.
On July 14, 2015, the P5+1, together with the European Union and Iran, reached a Joint Comprehensive Plan of Action (“JCPOA”) intended to ensure that the Iranian nuclear program would be exclusively peaceful, which, if verified, would trigger the implementation of phased sanctions relief by the United Nations, the United States, and the European Union. The P5+1 and Iran also decided on July 14, 2015 to further extend through “Implementation Day” the nuclear commitments and sanctions relief provided for in the JPOA. “Implementation Day” was described in the JCPOA as the date on which the International Atomic Energy Agency (“IAEA”) verified that Iran had undertaken certain nuclear-related measures as described in the JCPOA.

On January 16, 2016, the IAEA verified that Iran had satisfied its commitments under the JCPOA. Accordingly, January 16, 2016, marked “Implementation Day,” or the date on which the United States effected the lifting of its nuclear-related “secondary” sanctions and took additional steps consistent with its commitments under the JCPOA. The European Union also took action to lift its sanctions on January 16, 2016.
Although it is our intention to comply with the provisions of the JCPOA and other U.S. regulations, there can be no assurance that we will be in compliance in the future, as such regulations and U.S. Sanctions may be amended over time, and the United States retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA.
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
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and applicable anti-bribery legislation in the other jurisdictions in which we do business could result in fines and criminal penalties and could have an adverse effect on our business.
The operations of our vessels outside of the United States puts us in contact with persons who may be considered “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA) and the Bribery Act 2010 of the Parliament of the United Kingdom (the “UK Bribery Act”). We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA and the UK Bribery Act. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.
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
We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.
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
LNG carriers and FSRUs require technically skilled officers and crews with specialized training. As the world FSRU fleet and LNG carrier fleet has grown, the demand for technically skilled officers and crews has increased, leading to a shortage of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. If our vessel managers are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of Golar Management or our vessel managers to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.
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
Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro, the Brazilian Real, the Indonesian Rupiah, the Norwegian Kroner (“NOK”) and Pound Sterling. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.
Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligation are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” below for a more detailed discussion on foreign currency risk.
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

Her Majesty’s Revenue and Customs (“HMRC”) has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of an unrelated tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC.  In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of the UK tax lease relating to Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or HMRC.

Golar has agreed to indemnify us against these increased costs, but any default by Golar would not limit our obligation under this lease. Any additional payments could adversely affect our earnings and financial position. For more information on the UK tax lease, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Borrowing Activities—Capital Lease Obligations.”
We currently operate primarily outside the United States, which could expose us to political, governmental and economic instability that could harm our operations.
Because most of our operations are currently conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping LNG from politically unstable regions, particularly the Arabian Gulf, Brazil, Indonesia and West Africa. Past political conflicts in certain of these regions have included attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability in the regions in which we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Africa or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.
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
We have a 60% interest in the joint venture that owns the Golar Mazo, which enables us to control the joint venture subject to certain protective rights held by Chinese Petroleum Corporation (or CPC), who holds the remaining 40% interest in the Golar Mazo. Under the shareholders’ agreement, no party may sell, assign, mortgage, or otherwise transfer its rights, interests or obligations under the agreement without the prior written consent of the other party. If we determine that the sale or transfer of our interest in the Golar Mazo is in our best interest, we must provide CPC notice of our intent to sell or transfer our interest and grant CPC a right of first refusal to purchase our interest. If CPC does not accept the offer within 60 days after we notify CPC, we will be free to sell or transfer our interest to a third party. Any delay in the sale or transfer of our interest in the Golar Mazo or restrictions in our ability to manage the joint venture could have a material adverse effect on our cash flows and affect our ability to make distributions to our unitholders.
The charterers of a number of our vessels have the option to extend the charter at a rate lower than the existing hire rate. The exercise of these options could have a material adverse effect on our cash flow and our ability to make distributions to our unitholders.
The charterers of the Golar Spirit, Golar Freeze, NR Satu and Methane Princess have options to extend their respective existing contracts. If their exercise these options, the hire rate for the Golar Spirit will be reduced by 7% from August 2018; the Golar Freeze hire rate will be reduced by approximately 64% from 2020; the hire rate for the NR Satu will be reduced by approximately 12% per day for any day in the extension period falling in 2023, with a further 7% reduction for any day in the extension period falling in 2024 and 2025; and the hire rate for the Methane Princess will be reduced by 37% from 2024.
The exercise of any of these options could have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders.
PTNR has the right to purchase the NR Satu at any time at a price that must be agreed upon between us and PTNR. In addition, PTNR has the option to extend the charter at a rate lower than the existing hire rate. The exercise of this option could have a material adverse effect on our cash flow and our ability to make distributions to our unitholders.
PTNR has the right to purchase the NR Satu at any time at a price that must be agreed upon between us and PTNR. If PTNR exercises its purchase option, it would reduce the size of our fleet and we may be unable to identify or acquire a suitable replacement vessel with the proceeds of the option exercise. Even if we find a suitable replacement vessel, the hire rate of such vessel may be lower than the hire rate for the NR Satu under its charter. The exercise of this option could have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders.
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
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event that there is a release of a hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, safety and environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse impact on our financial condition and the results of operations.
We may experience operational problems with vessels that reduce revenue and increase costs.
FSRUs and LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.
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
Please read “Item 4—Information on the Partnership—Business Overview—Environmental and Other Regulations— International Maritime Regulations of LNG Vessels” and “Other Regulation” below for a more detailed discussion on these topics.
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
Please read “Item 4 Information on the Partnership—Business Overview—Environmental and Other Regulations—United States Environmental Regulation of LNG Vessels” below for a more detailed discussion of the regulations applicable to our vessels.
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
Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as vessel recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling, etc. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.
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
Please read “Item 4 Information on the Partnership—B. Business Overview—Environmental and Other Regulations—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.
An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters for our LNG carriers in the future which could adversely affect our results of operations and cash flows.
Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new vessels. The development of liquefaction projects in the United States and the exports which began in early 2016 has driven significant ordering activity. As of April 1, 2015, the LNG carrier order book totaled 157 vessels, and the delivered fleet stood at 456 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.
If charter hire rates are lower when we are seeking new time charters, our revenues and cash flows, including cash available for distribution to unitholders, may decline.
Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment, and this could adversely impact the value of our assets.
The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Vessel and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than ours. Competition from these more technologically advanced LNG carriers and the technology of vessels could adversely affect our ability to charter or re-charter our vessels and the charter hire rates we will be able to secure when we seek to charter or re-charter our vessels, and could also reduce the resale value of our vessels. This could adversely affect our revenues and cash flows, including cash available for distribution to unitholders.
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
As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends on board once every year to verify that the maintenance of the equipment on board is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.
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
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks, the majority of which are provided by Golar Management, in our operations and the administration of our business. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.
Risks Inherent in an Investment in Us
Golar and its affiliates may compete with us.
Pursuant to the omnibus agreement, Golar and its affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five years or more. The omnibus agreement, however, contains significant exceptions that may allow Golar and its affiliates to compete with us, which could harm our business. Please read “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Non-competition”.
Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our common units.
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion appoints the remaining three directors and set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding common units and subordinated units, including any common units or subordinated units owned by our general partner and its affiliates, voting together as a single class.
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
As of April 29, 2016, Golar owned our general partner interest, all of our incentive distribution rights and an approximately 29.2%% limited partner interest in us. All of our officers and certain of our directors are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires our general partner or Golar or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Golar’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Golar, which may be contrary to our interests;

•
our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, preemptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

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
Our officers are all directors or officers of Golar Management and perform executive officer functions for us pursuant to the management and administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including Golar. The affiliates of our general partner, including Golar, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. Please read “Item 6—Directors, Senior Management and Employees”.
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

•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•
provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

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
Pursuant to the fleet management agreements, we pay fees for services provided to us and our subsidiaries by Golar Management (a subsidiary of Golar) and certain other subsidiaries of Golar, including Golar Management Norway, and we reimburse these entities for all expenses they incur on our behalf. These fees and expenses include all costs and expenses incurred in providing certain commercial and technical management services to our subsidiaries.
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
For a description of the fleet management agreements and the management and administrative services agreement, please read “Item 7—Major Unitholders and Related Party Transactions”. Fees and expenses payable pursuant to the fleet management agreements and the management and administrative services agreement are payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of subsidiaries of Golar could adversely affect our ability to pay cash distributions to our unitholders.
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

•
The vote of the holders of at least 66⅔% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Golar currently owns approximately 29.2% of the outstanding common and subordinated units.

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
We have granted registration rights to Golar and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 29, 2016, Golar owned 1,908,096 common units and 15,949,831 subordinated units. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.
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
During the subordination period, which we define elsewhere in this Annual Report, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. We anticipate that the subordination period will end in the second quarter of 2016. See “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy”.
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
Golar, which owns and controls our general partner, currently owns approximately 4.2% of our common units. At the end of the subordination period, assuming we do not issue any additional common units and the conversion of our subordinated units into common units, Golar will own approximately 29.2% of our common units.
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
Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.
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
We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.
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
Tax Risks
In addition to the following risk factors, read “Item 4—Information on the Partnership—Taxation of the Partnership”, “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Considerations”, and “—Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units. Read “Item 3—Key Information—D. Risk Factors—Risks Inherent in Our Business” for a discussion on risks relating to UK tax leases.
U.S. tax authorities could treat us as a “passive foreign investment company”, which would have adverse U.S. federal income tax consequences to U.S. unitholders.
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
Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (or Fifth Circuit) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (or Code) relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (or IRS) stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Item 10—Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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
We conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon a unitholder as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including the United Kingdom, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If a unitholder is subject to tax in any such jurisdiction, such unitholder may be required to file a tax return with, and to pay tax in, that jurisdiction based on such unitholder’s allocable share of our income. We may be required to reduce distributions to a unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to such unitholder. The United States may not allow a tax credit for any foreign income taxes that a unitholder directly or indirectly incurs by virtue of an investment in us.
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
We will be subject to taxes, which will reduce our cash available for distribution to you.
Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. For example, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is canceling the waiver of VAT importation in the approximate amount of $24.0 million for the NR Satu. PTGI is challenging the Indonesian tax authorities’ position, but there can be no assurance that PTGI’s position will be sustained. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Please read “Item 4—Information on the Partnership—B. Business Overview—Taxation of the Partnership”.

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership that was formed on September 24, 2007, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Golar LNG Limited (Nasdaq: GLNG), a leading independent owner and operator of Floating Storage Regasification Units (or FSRUs) and LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters. We completed our IPO in April 2011. As of April 29, 2016, we have a fleet of six FSRUs (excluding the Golar Tundra) and four LNG carriers.

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

In January 2015, we acquired from Golar interests in the companies that own and operate the Golar Eskimo for a purchase price of $388.8 million less assumed bank debt of $162.8 million.

In February 2016, we agreed to acquire (the “Tundra Acquisition”) from Golar its interest in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra, an FSRU, for a purchase price of $330.0 million less approximately $230.0 million of net lease obligations under the Tundra Lease and net working capital adjustments. The Golar Tundra is subject to a time charter (the “Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd.), for an initial term of five years, which may be extended for an additional five years at WAGL’s option. The Golar Tundra is due to commence operations under the Golar Tundra Time Charter in the second quarter of 2016. In connection with the closing of the Tundra Acquisition, we will enter into an agreement with Golar pursuant to which Golar will pay to us a daily fee plus operating expenses, aggregating approximately $2.6 million per month, for the right to use the Golar Tundra from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences operations under the Golar Tundra Time Charter. In return we will remit to Golar any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Tundra Acquisition, we shall have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the purchase price (the “Tundra Put Option”). In February 2016, we paid a $30.0 million deposit to Golar towards the total purchase price of the Tundra Acquisition. We intend to pay the remaining portion of the cash purchase price using borrowings under a new $800.0 million senior secured credit facility ( the “$800 million credit facility”). We expect the acquisition to close in May 2016. Accordingly, references to our current fleet should be read to exclude the Golar Tundra.

See “Item 5—Operating and Financial Review and Prospects” for a description of our recent vessel acquisitions and the financing arrangements related to our fleet.

We maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM11, Bermuda. Our telephone number at that address is +1 (441) 2954705. Our principal administrative offices are located at 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom.

B.            Business Overview

General

Our business is to own and operate FSRUs and LNG carriers under long-term time charters (which we define as charters with terms of five or more years). Our primary long term business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of FSRUs and LNG carriers and by chartering our vessels pursuant to long-term charters with customers that generate long-term stable cash flows. The vessels in our current fleet are chartered to BG Group, Pertamina, Petrobras, Dubai Supply Authority, PTNR, Eni S.p.A., KNPC, Jordan and Golar under long and medium-term time charters that had an average remaining term of five years as of March 31, 2016. In February 2016, we agreed to acquire from Golar the ownership interests in the disponent owner and operator of the FSRU, the Golar Tundra. We expect the acquisition to close in May 2016.

Since our IPO in April 2011, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.5775 per unit for the quarter ended December 31, 2015.

We intend to leverage the relationships, expertise and reputation of Golar, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers.  Golar is also developing a floating liquefaction (FLNG) business and currently has one FLNG vessel under construction and contracted for an eight year term. We may in the future consider potential opportunities to expand our business through the acquisition of interests in FLNG assets from Golar. Golar currently owns our general partner interest, all of our IDRs and subordinated units and an approximate 29.2% limited partner interest in us. Golar intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term stable cash flow generating FSRUs, LNG carriers, and potentially FLNG assets.

Our pursuit of further acquisitions is dependent upon our ability to successfully raise capital at a cost that makes such acquisitions accretive and economically viable.

Business Strategies

Our primary long-term business objective is to increase quarterly distributions per unit over time by executing the following strategies:

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

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Item 3—Key Information—D. Risk Factors”.

The Natural Gas Industry

Predominantly used to generate electricity and as a heating source, natural gas is one of the “big three” fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.

According to the Energy Information Administration (“EIA”) International Energy Outlook (2013), worldwide energy consumption is projected to increase by 56% from 2010 to 2040, with total energy demand in non-OECD countries increasing by 90%, compared with an increase of 17% in OECD countries. Natural gas consumption worldwide is forecast to increase by 64%, from 113 trillion cubic feet (or Tcf) in 2010 to 185 Tcf in 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice.

The lower carbon intensity of natural gas relative to coal and oil makes it an attractive fuel for the industrial and electric power sectors for environmental reasons. Natural gas has an established presence in this sector which can be expected to increase over time. If the market for electrically charged vehicles expands as anticipated, additional demand for electricity and therefore gas can also be expected. From an environmental perspective, LNG as a direct fuel for transport is also a viable emissions mitigant. Use of LNG in this sector is minimal today but expected to increase over time. Relative to petroleum and other liquids, the International Gas Union World LNG Report, 2015 Edition (“IGU”) states that use of LNG in transportation can reduce emissions of carbon dioxide by up to 20% while emissions of nitrogen oxide can be cut by up to 90% and particulate matter by up to 99%. Emissions of sulfur oxide can potentially be eliminated altogether. Increasing concern about sulfur oxide is making LNG an increasingly attractive alternative for fueling vessels. By 2020 around 1000 vessel newbuilds are expected to be delivered with natural gas engines with an estimated 30% of newbuilds thereafter being LNG-fuelled. Engine manufacturers for buses, heavy trucks, locomotives and drilling equipment have also started building duel fuel engines that use LNG. China is leading the roll-out of LNG corridors for LNG fueled vehicles and Europe is following suit. Selected railways and heavy vehicle fleet operators in the US are now using LNG as a fuel and maturing small scale LNG technology that can be used to access other isolated customers and reach new markets also represents a promising opportunity that is being pursued globally.

Natural gas accounts for approximately 25% of global energy demand according to the IGU. Of this, 10% is supplied in the form of LNG. This compares to just 4% in 1990. Countries that have natural gas demand in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard vessels. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2013, worldwide proved natural gas reserves were 6,793 Tcf having grown by 39% over the past 20 years. Almost three-quarters of the world’s natural gas reserves are located in the Middle East and Eurasia. Russia, Iran and Qatar accounted for 55% of the world’s natural gas reserves as of January 1, 2013, and the United States, the fifth largest holder of natural gas reserves, will see an increase in production growth from 21.2 tcf in 2010 to 33.1 tcf in 2040. Production in the Australia/New Zealand region is forecast to increase from 1.9tcf in 2010 to 6.7tcf in 2040 with the majority originating from Australia. Most of the Australian volume is scheduled to reach the market over the next 3-4 years. Sizeable new discoveries have also been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya. With an average growth rate of 7% since 2000, LNG supply has grown faster than any other source of gas and the IGU expect further expansion of this share going forward. Around 20 countries export LNG today, up from 17 in 2013.

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

Although the growth in production of unconventional domestic natural gas has almost eliminated LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Between 2010 and 2014 a number of cargoes were then redirected from the US to the Far East which increased LNG ton miles and demand for LNG shipping. A reduction in inter-basin LNG pricing differentials has more recently suppressed this trade and consequently ton miles. Ton miles will likely remain at these lower levels now that Australian volumes which have more proximate off-takers have started to deliver. Approximately 65 million tons of new liquefaction is however under construction in the US. The first US project delivered its maiden LNG cargo to the market in early 2016. If most of these US exports are transported on an LNG carrier to more distant markets, ton miles could start to increase toward the end of this decade.

Liquefied Natural Gas

Overview

The need to transport natural gas over long distances across oceans led to the development of the international LNG trade. The first shipments were made on a trial basis in 1959 between the United States and the United Kingdom, while 1964 saw the start of the first commercial-scale LNG project to ship LNG from Algeria to the United Kingdom. LNG shipping provides a cost-effective and safe means for transporting natural gas overseas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then carried by pipeline for distribution to power stations and other natural gas customers.

The following diagram displays the flow of natural gas and LNG from production to regasification.

LNG Supply Chain

The LNG supply chain involves the following components:

Gas Field Production and Pipeline: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will in some cases see the gas being transported to an offshore liquefaction facility.

Liquefaction Plant and Storage: Natural gas is cooled to a temperature of minus 162 degrees Celsius, transforming the gas into a liquid, which reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves, and limited access to long-distance transmission pipelines or concerns over security of supply to meet their demand for natural gas.

Shipping: LNG is loaded onto specially designed, double-hulled LNG carriers and transported overseas from the liquefaction facility to the receiving terminal.

Regasification: At the regasification facility (either onshore or aboard FSRUs), the LNG is returned to its gaseous state, or regasified.

Storage, Distribution and Marketing: Once regasified, the natural gas is stored in specially designed facilities or transported to natural gas consumers and end-use markets via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, even these large projects have cost substantially more than anticipated. To address the escalating costs, more cost competitive floating liquefaction solutions across a spectrum of project sizes have been developed by a handful of oil majors and also currently being developed by Golar. Many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Golar’s solution (GoFLNG), which focuses on the liquefaction of clean, lean, pipeline quality gas is expected to be one of the cheapest liquefaction alternatives in today’s market. As such, it represents one of the only solutions that have remained economic following the substantial drop in an oil and LNG prices. GoFLNG will allow smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of GoFLNG’s lower unit costs and risks provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment.

According to Poten and Partners (“Poten”), LNG Liquefaction delivered to market was 103 million tonnes per annum in 2000.  This increased to 250 million tonnes by 2015 according to industry analysts. An unusually large number of unscheduled plant disruptions, force majeures and the early termination of export activities from Egypt due to insufficient feed gas together with feed gas limitations elsewhere prevented many export facilities from producing at, or in some cases, even near their nameplate capacity in 2012 and 2013. This resulted in global LNG trade dropping for the first time since 1980. Liquefaction delivered did however resume its growth trajectory in 2014 following the successful start-up of new export facilities in Papua New Guinea and the first of several new Australian projects commencing operations. Supply continued to grow and reached 250 million tons in 2015 despite force majeure stopping production in Yemen early in the year. Approximately 130 million tonnes of new capacity is slated to come into operation between 2016 and 2019. Based on current trading patterns and ton miles, the order book of approximately 138 conventional carriers together with the current surplus of carriers on the water will be insufficient to carry this new production in a timely manner.

LNG fleet

As of April 1, 2016, the world LNG fleet consisted of 456 LNG vessels, including 431 LNG carriers, 23 FSRUs, 17 vessels less than 18,000m3 and two FSUs. There were also orders for 157 new vessels, including 143 LNG carriers, eight FSRUs, five floating production, storage and offloading (“FPSO”) units and one FSU, the majority of which will be delivered between now and 2018.

The order book now defines the next generation of tradeable tonnage in regards to size and propulsion. The current “standard” size for LNG carriers is approximately 165,000 cbm, up from 125,000 cbm during the 1970s, while propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Diesel Electric (D/TFDE) or M-type, Electronically-controlled Gas Injection (MEGI) systems.

While there are a number of different types of LNG vessels and “containment systems”, there are two dominant containment systems in use today:

•
The Moss system was developed in the 1970s and uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt. In this system, the tank and the hull of the vessel are two separate structures.

•
The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity. In this system, the vessel’s hull directly supports the pressure of the LNG cargo.

Illustrations of these systems are included below:

Of the vessels currently trading and on order, approximately 75% employ the Membrane containment system, 23% employ the Moss system and the remaining 2% employ other systems. Most newbuilds (approximately 83%) on order employ the membrane containment system because it most efficiently utilizes the entire volume of a vessel’s hull, is cheaper to build and has historically been more cost effective for canal transits. In general, the construction period for an LNG carrier is approximately 28-34 months.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

Floating LNG storage and regasification vessels are commonly known as FSRUs. The figure below depicts a typical FSRU:

The FSRU regasification process involves the vaporization of LNG and pressurizing and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently near shore and attached to a jetty (with LNG transfer being either directly vessel to vessel or over a jetty);

•	shuttle carriers that regasify and discharge their cargoes offshore (sometimes referred to as energy bridge); and

•	shuttle carriers that regasify and discharge their cargoes alongside.

Golar’s and our business model to date has been focused on FSRUs that are permanently offshore or near shore and provide continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. Worldwide regasification exceeds worldwide liquefaction capacity and a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America and Africa. We believe that the advantages of FSRUs compared to onshore facilities, as detailed in the paragraphs below, make them highly competitive in these markets. In the Middle East, Caribbean and South America almost all new regasification projects use an FSRU. FSRUs are also beginning to penetrate Asian markets led by our NR Satu in Jakarta, Indonesia and a variety of projects in India and South East Asia. Africa also represents a growth opportunity with several countries on the continent also expressing interest in FSRU solutions.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects. FSRU projects can typically be completed in less time (two to three years compared to four or more years for land based projects) and at a significantly lower cost (20-50% less) than land based alternatives.

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as LNG carriers, regasification shuttle vessels or permanently moored as FSRUs. FSRUs can be used on a seasonal basis, as a short-term (one to two years) regasification solution or as a long-term solution for up to 40 years. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and complement to, traditional land-based regasification alternatives.

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are only a limited number of companies including Golar, Exmar, Excelerate Energy, Hoegh LNG, and BW that are operating FSRU terminals for LNG importers around the world. Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

As of April 1, 2016, there are 23 FSRUs either operating or committed to new projects.

While FSRUs have several advantages, they also have some potential limitations. Whereas FSRUs can have comparable ability to offload cargo from LNG carriers relative to land based terminals, land based terminals typically have greater storage capacity which can facilitate faster cargo offload in a situation when storage tanks are partially full. Land based terminals are also potentially better suited for large gas send out capacity requirements in excess of the capacity of the largest FSRUs. These disadvantages can however be mitigated by adding a Floating Storage Unit (FSU) or another FSRU to create more storage and regasification capacity. Recently the market has begun to see FSRU projects under development that involve more than one regasification and storage vessel.

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

Competition — LNG Carriers and FSRUs

As the FSRU market continues to grow and mature new competitors are entering the market. In addition to Hoegh LNG, Excelerate and Golar, BW Gas and Mitsui OSK Lines have ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for speculative regasification tonnage. The expansion and growth of the FSRU market has led to more competition for mid- and long-term LNG charters. Competition for these long-term charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, LNG carriers and most new FSRUs may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

Together with Golar, we believe that we are one of the world’s largest independent LNG carrier and FSRU owner and operators. We compete with other independent shipping companies who also own and operate LNG carriers and FSRUs.

In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell and BP, own LNG carriers and have in the recent past contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG vessels that have expanded and will likely continue to expand. These include Malaysian International Shipping Company, National Gas Shipping Company located in Abu Dhabi, and Qatar Gas Transport Company, or Nakilat.

Our Fleet and Customers

As of April 29, 2016, our fleet consisted of six FSRUs (excluding the Golar Tundra) and four LNG carriers. We intend to leverage our relationship with Golar to make additional accretive acquisitions of FSRUs, LNG carriers and potentially, floating liquefied natural gas vessels (or FLNGs), with long-term charters from Golar and third parties.

FSRUs

The following table provides information about the six FSRUs (excluding the Golar Tundra) in our fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel	Capacity (cbm)	Base Offtake Capacity (Bcf/d)	Year of Delivery	Year of FSRU Retrofitting	Current Charter Commencement	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit	128,000	0.25	1981	2007	July 2008	Petrobras	August 2018	Three years plus two years
Golar Winter	138,000	0.50	2004	2008	September 2009	Petrobras	September 2024(1)	None
Golar Freeze	125,000	0.48	1977	2010	May 2010	DUSUP	May 2020	Terms extending up to 2025(2)
NR Satu(3)	125,000	0.50	1977	2012	May 2012	PTNR	December 2022	2025
Golar Igloo	170,000	0.50	2014	n/a	March 2014	KNPC	December 2018	One regasification season
Golar Eskimo(4)	160,000	0.50	2014	n/a	June 2015	Jordan	June 2025	None
Total Capacity	846,000	2.73
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

(3)
We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia (“PTGI”), the company that owns and operates the NR Satu, pursuant to a Shareholders’ Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

(4)	We acquired the Golar Eskimo in January 2015.

In February 2016, we agreed to acquire the equity interests in the disponent owner and operator of the Golar Tundra from Golar. The acquisition is expected to close in May 2016. Accordingly, references to our current fleet should be read to exclude the Golar Tundra.

As of March 31, 2016, our FSRU carriers (excluding the Golar Tundra) had an average age of 21 years, compared to the world FSRU carrier fleet average age of approximately 9 years. Our FSRU carriers are generally expected to have a lifespan of approximately 40-55 years. The Golar Spirit, the Golar Freeze and the NR Satu have Moss containment systems while the Golar Winter, the Golar Igloo, and the Golar Eskimo have membrane type cargo containment systems. Our charterers are able to use our FSRU carriers worldwide or to sublet the vessels to third parties.

Golar Spirit. The Golar Spirit is an FSRU that was retrofitted in 2007 from an LNG carrier built in 1981. The Golar Spirit utilizes a closed-loop regasification system. The Golar Spirit is operating under a time charter to Petrobras. Petrobras is the largest energy company in Brazil with an integrated structure consisting of oil and oil by-product exploration, production, refining, marketing, and transportation. Petrobras currently operates the Golar Spirit in northeastern Brazil at the port of Pecem, where she is moored at a jetty in sheltered waters behind a breakwater, delivering regasified LNG through a hard arm connection directly into a pipeline that services base load power generating assets. The Golar Spirit has the ability to operate as a traditional LNG carrier. Given that the Golar Spirit is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be extended by ten years in excess of her initial 40 year useful life.

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

Golar Igloo. The Golar Igloo is an FSRU that was built by the Korean shipyard, Samsung Heavy Industries Co. Ltd. and was delivered to Golar in February 2014. It is currently operating under a time charter to KNPC that expires in 2018. KNPC is the national oil refining company of Kuwait. We acquired the Golar Igloo in March 2014. Under the time charter, KNPC use the Golar Igloo as an FSRU for nine months each year and she is moored at a jetty at the Old South Pier at the Mina Al Ahmadi Refinery. The Golar Igloo has the ability to operate as a traditional LNG carrier and may be utilized as a traditional LNG carrier for the three months each year that she is not operating as an FSRU as provided under her charter.

Golar Eskimo. The Golar Eskimo is an FSRU that was built by the Korean shipyard, Samsung Heavy Industries Co. Ltd., and was delivered to Golar in December 2014. We acquired the Golar Eskimo in January 2015. In the second quarter of 2015, the Golar Eskimo commenced service under a ten year time charter with Jordan. The Golar Eskimo is moored at a purpose-built structure off the Red Sea port of Aqaba and connects to the Jordan Gas Transmission Pipeline that delivers natural gas to power plants in Jordan.

LNG Carriers

The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier	Capacity (cbm)	Year of Delivery	Charterer	Current Charter Expiration		Charter Extension Option Periods
Golar Mazo(1)	135,000	2000	Pertamina	December 2017		Five years plus five years (2)
Methane Princess	138,000	2003	BG Group	March 2024		Five years plus five years
Golar Grand	145,700	2006	Golar	October 2017	(3)	none
Golar Maria	145,700	2006	Eni S.p.A.	December 2017		none
Total Capacity	564,400

____________________________________

(1)	We own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest.

(2)	In addition, Pertamina has the right to one additional short-term extension of 2 to 12 months following either the initial period of the charter or an extension period.

(3)
BG Group did not exercise its option to extend its charter on the Golar Grand beyond February 2015. Accordingly, in February 2015, we exercised our option requiring Golar to charter the vessel through to October 2017 at approximately 75% of the hire rate that would have been payable by BG Group.

As of March 31, 2016, our LNG carriers had an average age of 12 years, compared to the world LNG carrier fleet average age of approximately 11 years. LNG carriers are generally expected to have a lifespan of approximately 40 years. The Methane Princess, the Golar Grand and the Golar Maria have membrane-type cargo containment systems whilst the Golar Mazo has a Moss containment system. Our charterers are able to use our LNG carriers worldwide or to sublet the vessels to third parties.

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

Charters

The services of our vessels are provided to their charterers under time charter party agreements (or TCPs), or, in the case of the Golar Spirit and the Golar Winter, under separate TCPs and operation and services agreements (or OSAs). The TCPs and the OSAs for the Golar Winter and the Golar Spirit  are interdependent and when combined have the same effect as the TCPs for our other vessels. We refer to the contracts under which we provide the services of our vessels to their charterers as our “time charters” or our “charters”. Time charters provide for the use of the vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs (including fuel, port and canal fees and LNG boil-off).

The following discussion describes the material terms of our charters.

Initial Term; Extensions

Refer to the tables under “—Our Fleet and Customers” for details on the charter commencement, charter expiration and charter extension option periods for our vessels.

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

The below table summarizes the key details of the hire rates for each vessel in our fleet:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Spirit	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	The hire rate will be reduced by approximately 5%.
Golar Winter	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	n/a
Golar Freeze	Fixed.	Annual adjustment based on actual costs.		The hire rate will be reduced by 64% from the initial hire rate.
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component.(1)	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo(2)	The hire rate is an all-inclusive daily fixed rate.			n/a
Golar Eskimo	Fixed for first five years of hire. Decreases by 6.4% after the first five years of hire.	Increases by a fixed percentage per annum.	n/a	n/a
Golar Mazo	Fixed.	Annual adjustment based on actual costs.	Reimbursement of costs relating to: i) Drydocking ii) Additional cost component.(3)	n/a
Methane Princess	Fixed.	Increases by a fixed percentage per annum.		Reduces by approximately 37%.
Golar Grand	The hire rate is an all-inclusive daily fixed rate.			n/a
Golar Maria	The hire rate is an all-inclusive daily fixed rate.			n/a
______________________________

(1)
The tax element shall be adjusted only when there is any change in Indonesian Tax Laws (including any changes in interpretation or implementation thereof) or any treaty to which Indonesia is party or the invalidity of any tax assumptions used in determining the tax element.

(2)
The Golar Igloo provides floating storage and regasification services to KNPC for a nine-month period each year (or the Regasification Season) until the termination of the charter. The Regasification Season commences, at KNPC’s election, between March 1 and March 31 of each year (or the Start Date) and ends nine months later (or the End Date). During the period between the End Date with respect to one Regasification Season and the Start Date of the next succeeding Regasification Season (or the Regasification Off-Season), we may charter the Golar Igloo to other customers under short-term charters.

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

Expenses

Under our charters, we are responsible for operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses as well as periodic drydocking costs. We are also directly responsible for providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. For FSRUs, the charterer is responsible for providing, maintaining, repairing and operating certain facilities at the unloading port such as sufficient mooring infrastructure for LNG vessels to be berthed alongside and a high pressure send-out pipeline.

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

Vessel Management and Maintenance

Under our charters, we are responsible for the technical management of the vessels, including engagement and provision of qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements. Golar Management and Golar Management Norway provide these management services to the vessels in our fleet through fleet management agreements with our vessel owning subsidiaries.

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

Under the Golar Eskimo charter, Jordan has the right to terminate the charter without fault (as long as it does not charter an alternative FSRU) on or after the fifth anniversary of the commencement of the charter and by giving 12 months prior written notice and payment of a specified early termination fee.

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

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society and the applicable flag state.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by Det Norske Veritas. All of our vessels have been awarded International Safety Management (“ISM”) certification and are currently “in class”.

The vessel manager carries out inspections of the vessels on a regular basis; both at sea and while the vessels are in port, while Golar carries out inspection and vessel audits to verify conformity with the manager’s reports. The results of these inspections, which are conducted both in port and while underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Vessel Operations and Administration

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

Through its subsidiaries, Golar assists us in managing our vessel operations and maintaining a technical department to monitor and audit our vessel manager operations. Our appointed vessel manager, Golar Management Norway, is working to the standard of International Standards Organization’s (or ISO) 9001 and ISO 14001, and have through Det Norske Veritas, the Norwegian classification society, and Lloyds, obtained approval of their safety management systems as being in compliance with the International Safety Management Code (or ISM Code), on behalf of the appropriate Flag State for the vessels in our current fleet, which are flagged in the Marshall Islands or Liberia. Golar Wilhelmsen (subsequently Golar Management Norway), established in 2010, received its ISO 9001 certification on April 7, 2011. Our vessels’ safety management certificates are being maintained through ongoing internal audits performed by the manager and intermediate audits performed by Det Norske Veritas or Lloyds. To supplement our operational experience, Golar and its subsidiaries provide expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to administrative services agreements with certain subsidiairies of Golar, access to human resources, financial and other administrative functions. Critical vessel management functions that will be provided by Golar Management through various of its offices around the world include:

•	technical management, maintenance, dockings;

•	crew management;

•	procurement, purchasing, forwarding logistics;

•	marine operations;

•	vetting, oil major and terminal approvals;

•	shipyard supervision;

•	insurance; and

•	financial services.

These functions are supported by on board and onshore systems for maintenance, inventory, purchasing and budget management. In addition, Golar’s day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

Seasonality

Our vessels primarily operate under long-term charters and are not subject to the effect of seasonal variations in demand, with the exception of the Golar Igloo, whose charter specifies a regasification season of 9 months, extendable at the option of the charterer.

Crewing and Staff

As of December 31, 2015, Golar employed approximately 575 seagoing staff who serve on our vessels. Golar and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Golar, including Golar Management and Golar Management Norway, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements. Please read “Item 7—A. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Fleet Management Agreements.” Golar regards attracting and retaining motivated seagoing personnel as a top priority. Golar offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, while the vessel managers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current fleet, which are flagged in the Marshall Islands, Indonesia or Liberia. Golar believes its relationships with these labor unions are good. Golar’s commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Golar’s cadet training approach is designed to balance academic learning with hands-on training at sea. Golar has relationships with training institutions in Croatia, India, Norway, Philippines, Indonesia and the United Kingdom. After receiving formal instruction at one of these institutions, cadets’ training continues on board one of our vessels. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 218 days. The number of deductible days varies from 14 days for the new vessels to 30 days for the older vessels, and depending on the type of damage; machinery or hull damage.

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

The insurers providing the covers for Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they consider the FSRUs as vessels for the purpose of providing insurance. For the FSRUs, we have also arranged an additional Comprehensive General Liability (or CGL) insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance. Our coverage under the CGL insurance is $150 million per unit for the Golar Spirit and the Golar Winter, $15 million for the Golar Freeze, $50 million for the NR Satu and $200 million for the Golar Igloo. Our additional coverage under Comprehensive Carriers Cover (or CCC) is $50 million for the Golar Eskimo.

We will use in our operations Golar’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership in emergency response organizations. We expect to benefit from Golar’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations. Golar Wilhelmsen (subsequently Golar Management Norway), our vessel manager, received its ISO 9001 certification in April 2011, and is certified in accordance with the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

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

Golar Management Norway (previously Golar Wilhelmsen) is operating in compliance with the International Standards Organization (or ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers. Golar Wilhelmsen received its ISO 9001 certification (quality management systems) in April 2011 and the ISO 14001 Environmental Standard in August 2012. This certification requires that we and Golar Wilhelmsen (subsequently, Golar Management Norway) commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Safety Management Code (ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Golar Management Norway, our vessel manager, holds a Document of Compliance under the ISM Code for operation of Gas Carriers that meets the standards set by the IMO.

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

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (or ISPS Code) as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting vessels or port facilities.  Golar Management Norway has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships (or MARPOL), is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution” (or Annex VI) entered into force on May 19, 2005, and applies to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate). Annex VI came into force in the United States on January 8, 2009 and has been amended a number of times. As of the current date, all our vessels delivered or drydocked since May 19, 2005 have all been issued with IAPP Certificates.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various vessels delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on sulfur emissions from vessels. Beginning on January 1, 2012, fuel used to power vessels may contain no more than 3.5% sulfur. This cap will decrease progressively. For fuels used in Emission Control Areas (or ECAs), the cap settled at 1% in January 2015. For fuels used in all seas, the cap will settle at 0.5% on January 1, 2020. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country. The European Commission continues to review directive 2005/33/EU after adopting a proposal to amend it to bring it into alignment with the latest IMO provisions on the sulfur content of marine fuels. Our vessels have achieved compliance, where necessary, by being modified to burn gas only in their boilers when alongside. Low sulfur marine diesel oil (or LSDO) has been purchased as the only fuel for the Diesel Generators. In addition, except for the Golar Mazo, we have modified the boilers on all our vessels to also allow operation on LSDO.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—U.S. Clean Air Act” below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and from January 1, 2014, the United States Caribbean Sea. From January 1, 2014, the maximum fuel sulfur limit for both marine gas oil and marine diesel oil is 0.1%. Annex VI Regulation 14, which came into effect on January 1, 2015, set the same 0.1% sulfur limit in the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs. Beginning in 2016, stringent engine standards for nitrogen oxide will become effective in both the North American ECA and the U.S. Caribbean ECA.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on all our LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of ballast water treatment systems. However, under their TCP, Golar Spirit and Golar Winter may be required to trade as LNG carriers. If the respective vessel charterers should choose to trade the Golar Spirit or Golar Winter internationally as LNG carriers, the vessels will have to be equipped with ballast water treatment systems and the cost of the related modifications will be split between the charterer and owner. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules are estimated to be in the range of between $2 million and $4 million.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (or the Bunker Convention) entered into force in State Parties to the Convention on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention makes the vessel owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all vessels granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at the IMO meetings.

As of January 2016, auditing of flag states that are parties to the SOLAS convention is mandatory and will be conducted under the IMO Instruments Implementation Code (III Code), which provides guidance on implementation and enforcement of IMO policies by flag states. These audits may lead the various flag states to be more aggressive in their enforcement, which may in turn lead us to incur additional costs.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by vessels. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

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

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages for releases of “hazardous substances”. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. Each of our vessel owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center three-year Certificates of Financial Responsibility (or COFR), supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

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
Vessels that are subject to the numeric effluent limits for ballast water can meet these limits in four ways: (1) treat ballast water prior to discharge; (2) transfer the vessel’s ballast water to a NPDES permitted third party treatment facility; (3) use treated municipal/potable water as ballast water; or (4) not discharge ballast water while within the territorial waters of the United States. As with the prior permit, vessels that are enrolled in and meet the requirements for the Coast Guard’s Shipboard Technology Evaluation Program would be deemed in compliance with the numeric limitations. The VGP includes multiple mandatory practices for all vessels equipped with ballast water tanks, such as avoiding the discharge or uptake of ballast water in a manner that could impact sensitive areas (such as marine sanctuaries, preserves, parks, shellfish beds, or coral reefs), routine cleaning of ballast water tanks, using ballast water pumps in lieu of gravity draining, and minimizing ballast water discharges to the extent practicable. Additional changes to the new VGP include numeric limits for exhaust gas scrubber effluent, and monitoring requirements for some larger vessels for graywater, exhaust gas scrubber effluent, and ballast water.

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
National Invasive Species Act

The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. NISA established a ballast water management program for vessels entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for vessels heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the Act’s guidelines, compliance can also be achieved through the retention of ballast water on board the vessel, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters. The revised regulations adopt ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cubic meter of discharge. New vessels constructed on or after December 1, 2013 must comply with these standards and some existing vessels must comply with these standards by their first dry dock after January 1, 2014. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results.

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

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, similarly does not cover international shipping, however, the IMO has subsequently reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from vessels engaged in international trade. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

On January 1, 2013, the IMO’s approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to MARPOL Annex VI Regulations for the prevention of air pollution from vessels adding a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new vessels, and the Ship Energy Efficiency Management Plan (SEEMP) for all vessels. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all vessels of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule in 2011 imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act. The EPA may decide in the future to regulate greenhouse gas emissions from vessels and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

For instance, Dubai’s Federal Law No. 24 of 1999 for the Protection and Development of the Environment requires major projects to be licensed by the Ministry of Environment and Water. As part of the licensure application, the Agency requires an environmental impact assessment to determine the project’s effect on the environment. Vessels are prohibited from discharging harmful substances, including oil, into Dubai’s waters. Violators are subject to fines. At this time, Golar Freeze constitutes a major project under the applicable regulations and we supplied the necessary information to DUSUP. Using the information provided, DUSUP has acquired all of the necessary operating permits to comply with Dubai’s Federal Law No. 24.

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

On October 3, 2009, the Indonesian Government passed Law No. 32 of 2009 regarding Environmental Protection and Management, replacing Law No. 23 of 1997 on Environmental Management. Under this law every business activity having significant impact on the environment is required to carry out an environmental impact assessment (known as an AMDAL). Based on the assessment of the AMDAL by the Commission of AMDAL Assessment, the Minister, Governor, or Mayor/Regent (in accordance with their respective authority) must specify a decree of environmental feasibility. The decree of environmental feasibility is used as the basis for the issuance of an environmental license by the Minister, Governor, or Mayor/Regent (as applicable). The environmental license is a prerequisite to obtaining the relevant business license.

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

Jordan Environmental Regulations

The Golar Eskimo is currently operating in Aqaba, Jordan. The Gulf of Aqaba is considered a Special Area according to Annex One of the International Convention for the Prevention of Pollution from Ships 73/78 (MARPOL 73/78).

Jordan’s Regulation (No. 21) for the Protection of the Environment in the Aqaba Special Economic Zone for the year 2001 creates a number of regulatory requirements designed to prevent harm to the environment. These include limitations on air emissions, releases into the water, and rules for the disposal of garbage, noxious liquid substances, hazardous, radioactive and nucleic substances into the water. The Golar Eskimo may be subject to operational permit requirements if it disposes of waste into the water in this Zone. All disposals from the vessel will therefore be sent ashore.

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

Vessel Safety Regulations

The Maritime Safety Committee adopted a new paragraph 5 of SOLAS regulation III/1 to require lifeboat on-load release mechanisms not complying with new International Life-Saving Appliances (LSA) Code requirements to be replaced no later than the first scheduled dry-docking of the vessel after July 1, 2014 but, in any case, not later than July 1, 2019. The SOLAS amendment, which entered into force on January 1, 2013, is intended to establish new, stricter, safety standards for lifeboat release and retrieval systems, aimed at preventing accidents during lifeboat launching, and will require the assessment and possible replacement of a large number of lifeboat release hooks.

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

Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a vessel’s identity, position, course, speed and navigational status;

•	on-board installation of vessel security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept on board showing a vessel’s history, including the name of the vessel and of the state whose flag the vessel is entitled to fly, the date on which the vessel was registered with that state, the vessel’s identification number, the port at which the vessel is registered and the name of the registered owner(s) and their registered address; and

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

Inspection by Classification Societies

Every large, commercial seagoing vessel must be “classed” by a classification society. A classification society certifies that a vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. The Golar Mazo is certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas. Both being members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class”.

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

Even if a class of equity satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5.0% unitholders (i.e. unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (or the Closely Held Block Exception). The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

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

Our common units are traded only on The Nasdaq Global Market, which is considered to be an established securities market. Although the matter is not free from doubt, based on our current and expected cash flow and distributions on our outstanding equity interests, we believe that our common units represent more than 50.0% of the total value of all of our outstanding equity interests, and therefore, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. In addition, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfy the Publicly Traded Test for the present taxable year and will continue to satisfy the Publicly Traded Test for future taxable years.

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

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us relevant to the fiscal year ended December 31, 2015. This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

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

Unlike a company, a partnership resident in the United Kingdom or carrying on a trade in the United Kingdom is not itself subject to tax, although its partners generally will be liable for United Kingdom tax based upon their shares of the partnership’s income and gains.  Please read “Item 10—Additional Information—E. Taxation”.

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

Indonesia Taxation

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

On commencement of the charter by PTGR in Indonesia, which occurred in May 2012 upon delivery of the NR Satu, we became subject to tax in Indonesia payable by PTGI. This includes (and is not limited to) corporate income tax on profits at a rate of 25%, withholding taxes required to be withheld by PTGI from payments it makes to our other subsidiaries including dividends to PTGI’s immediate parent or interest payments on group loans as well as third party debt financing.

However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only if there is a change in Indonesian tax laws or certain stipulated tax assumptions are invalid.

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

Kuwait may levy tax on the importation of goods and assets into Kuwait. However, under the charter with KNPC for the Golar Igloo, we are exempt from customs related taxes, charges, administration fees and duties arising in connection with the charter.

Jordan Taxation

The following discussion is based upon our knowledge and understanding of the tax laws of Jordan and regulations, rulings and judicial decisions thereunder, all as in effect of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes and does not purport to be a comprehensive description of all the Jordan income tax considerations applicable to us.

                Golar Eskimo Corporation (“GEC”)  entered into a charter with Jordan. On commencement of the charter with Jordan, which occurred in June 2015, shortly after the Golar Eskimo entered into Jordanian territorial waters, we became subject to corporate income tax in Jordan payable by the branch of GEC. As the branch is registered in the Aqaba Special Economic Zone Authority (“ASEZA”), it is subject to various exemptions and favorable tax rates including corporate income tax rate of 5%.

              Jordan tax legislation indicated that the branch should be able to claim tax depreciation by reference to the delivered cost of the Golar Eskimo, the amount that would be reflected on the balance sheet of the branch for accounting purposes. However, the Jordanian tax authorities may challenge our position on the value placed on the vessel, which impacts the value of tax depreciation claimed. We believe that in the event we are challenged we will be successful in defending our position.

Employees

Other than our Secretary, we currently do not have any employees and rely on the executive officers, directors and other key employees of Golar Management who perform services for us pursuant to the management and administrative services agreement. Golar Management also provides commercial and technical management services to our fleet and will provide administrative services to us pursuant to the management and administrative services agreement. Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers”.

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner. Our general partner is a subsidiary of Golar, which is a Bermuda exempted company. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries.

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $24.7 million and $28.5 million as of December 31, 2015 and 2014, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured in favor of the $175 million NR Satu facility.

Item 4A.                          Unresolved Staff Comments

There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5.                                   Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our historical financial statements and related notes included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

Background and Overview

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. Our fleet currently consists of six FSRUs (excluding the Golar Tundra) and four LNG carriers. We expect to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

We completed our IPO on April 13, 2011 and our common units are traded on the NASDAQ Global Market under the symbol “GMLP”.

Significant Developments in 2015 and Early 2016

Acquisition

Golar Eskimo Acquisition

In January 2015, we acquired from Golar interests in the companies that own and operate the Golar Eskimo for a total purchase price of $388.8 million less assumed debt of $162.8 million. The Golar Eskimo was delivered in December 2014. The cash portion of the purchase price for the Golar Eskimo acquisition was financed with cash on hand and the proceeds of a $220.0 million unsecured non-amortizing loan to us from Golar (or the “Eskimo Vendor Loan”). This loan, which contained a prepayment incentive fee of up to 1.0% of the loan amount and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%, was repaid in full in November 2015.

Pending acquisition

Golar Tundra Acquisition

In February 2016, we agreed to acquire from Golar its interests in Tundra Corp, the disponent owner and operator of the Golar Tundra, for a purchase price of $330.0 million less approximately $230.0 million of net lease obligations under the Tundra Lease and net working capital adjustments. The Golar Tundra is subject to the “Golar Tundra Time Charter” with WAGL, a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. The Golar Tundra is expected to commence operations under the Golar Tundra Time Charter in the second quarter of 2016. In connection with the Tundra Acquisition, we will enter into an agreement with Golar pursuant to which Golar will pay to us a daily fee plus operating expenses, aggregating approximately $2.6 million per month, for the right to use the Golar Tundra from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences operations under the Golar Tundra Time Charter. In return we will remit to Golar any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Tundra Acquisition, we shall have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the purchase price (the “Tundra Put Option”). In February 2016, we paid a $30.0 million deposit to Golar towards the total purchase price of the Tundra Acquisition. We intend to pay the remaining portion of the cash purchase price using borrowings under the $800.0 million credit facility that we entered into in April 2016. The Tundra Acquisition is expected to close in May 2016.

Financing

Refinancing of the Golar Maria and the Golar Freeze facilities

In June 2015, we entered into an agreement with certain lenders for a new $180 million credit facility (the “Maria and Freeze Facility”) to refinance the Golar Maria Facility (which would have matured in December 2015) and extend the commercial loan tranche and refinance the Exportfinans ASA tranche of the Golar Freeze facility (which would have matured in June 2015 and June 2018, respectively). The Maria and Freeze Facility consists of a $150 million term loan that is repayable in quarterly installments over a period of three years, with a final balloon payment of $114 million due in June 2018, and a revolving credit facility of up to $30 million that matures in June 2018. The Maria and Freeze Facility bears interest at a rate of LIBOR plus a margin of up to 1.95%. As a result of the refinancing, the Golar Maria credit facility and the Exportfinans ASA tranche of the Golar Freeze facility were terminated. The extended commercial loan tranche of the Golar Freeze facility became the $180 million Maria and Freeze facility. As of December 31, 2015, the $30 million revolving credit facility is fully drawn and the total outstanding amount of the Maria and Freeze facility is $174.0 million.

2015 Norwegian Bonds

On May 22, 2015, we completed the issuance and sale of $150.0 million aggregate principal amount of five year non-amortizing bonds in Norway (the “2015 Norwegian Bonds”) which were subsequently listed on the Oslo Bors in December 2015. The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

Eskimo refinancing - CMBL Sale and Leaseback Transaction

In November 2015, Eskimo Corp sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel on a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the Golar Eskimo at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period. The purchase consideration for this sale reflected the market value of the Golar Eskimo as of the delivery date, which was valued at $290.0 million. Upon closing we received $256.5 million which was used to refinance the existing debt of $158.0 million and repay the remaining $100.0 million balance of the Eskimo Vendor Loan.

While we do not hold any equity investments in Eskimo SPV, based on our evaluation of the bareboat charter we have concluded that we are the primary beneficiary of Eskimo SPV, which is a VIE and accordingly, Eskimo SPV is consolidated into our financial results. For additional detail refer to note 5 “Variable Interest Entities” of our consolidated financial statements contained herein.

Refinancing of seven vessels’ facilities

In April 2016, we entered into a new $800 million senior secured credit facility, the “$800 million credit facility” which will refinance the bank debt secured by seven of our existing vessels as well as providing the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The vessels included in this facility are the Methane Princess, the Golar Spirit, the Golar Winter, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Freeze.
The new credit facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $440.0 million in 2021. The facility is provided by a syndicate of banks and bears interest at LIBOR plus a margin broadly in line with the average margin of our existing bank facilities, as well as a commitment fee on undrawn amounts.

Equity offering
In January 2015, in an underwritten offering Golar sold 7,170,000 of our common units representing limited partner interests in the Partnership held by it at a price to the public of $29.90 per unit.
Recent Partnership matters
In February 2015, Mr. Hans Petter Aas and Mr. Bart Veldhuizen resigned from our board of directors. To fill the vacancies for their respective remaining terms, in February 2015, Mr. Andrew Whalley and Mr. Alf Thorkildsen, were appointed by the remaining directors elected by our common unitholders. In addition, Mr. Doug Arnell (the former CEO of Golar Management Limited), was appointed as a director by our general partner.

On September 23, 2015, at our 2015 annual meeting, the common unitholders elected Mr. Andrew Whalley and Mr. Paul Leand Jr. as Class III directors whose terms will expire at the 2018 annual meeting.

On September 23, 2015, Ms. Kate Blankenship resigned from our board of directors. As Ms. Blankenship was appointed to our board by our general partner pursuant to our partnership agreement, our general partner was entitled to appoint Ms. Blankenship’s replacement, and in February 2016, our general partner appointed Ms. Lori Wheeler Naess as a director. Our board of directors appointed Ms. Naess to its Audit Committee to serve as its Chairperson as a replacement for Ms. Blankenship.

Our Charters

We generate revenues by chartering FSRUs and LNG carriers to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, such as tax and inflation adjustment.

As of March 31, 2016, the average remaining term of our existing time charters (excluding the WAGL charter relating to the Golar Tundra) was approximately six years for our FSRU vessels, subject to certain termination and purchase rights, and approximately three years for our LNG carriers.

For more information on our charters, please read “Item 4—Information on the Partnership— Charters.”

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain, which reflects the variability in the supply and demand for LNG carriers. The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport. During the last cycle an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached near historic lows. Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs in 2012. Since 2012, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment. After late 2013, the pace of newbuild LNG carrier deliveries outstripped the supply of new LNG liquefaction, with the supply of LNG carriers exceeding shipping requirements throughout 2014 and 2015. Historically low charter rates and levels of utilization in 2015 and the first quarter of 2016 resulted from the oversupply of LNG carriers, and we expect these rates and utilization levels to persist for at least the first six months of 2016. Thereafter, we believe the anticipated arrival of substantial new LNG volumes should start to absorb the built-up surplus of LNG carriers. It is anticipated that the market will reach an equilibrium position during the second half of 2017 and then be short of LNG carriers in early 2018 unless further new vessels are ordered. Beginning in the second half of 2016, we anticipate there will be increasing utilization levels followed by rising charter rates for LNG carriers, provided there are no significant unplanned outages at existing liquefaction facilities as a result of geopolitical or other unexpected events.
In 2015, global crude oil prices were volatile and declined significantly. The decline in oil prices since late 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. A continued decline in oil prices could adversely affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG shipping and regasification over the next few years. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based. See “Risk Factors-Our future performance and growth depend on continued growth in LNG production and demand for LNG, FLNGs, FSRUs and LNG carriers.”

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows may not be indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
We intend to increase the size of our fleet by making other acquisitions. Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs and LNG carriers and in the future possibly FLNG vessels under long-term time charters from Golar or third parties. We may need to issue additional equity or incur additional indebtedness to fund additional vessels that we purchase.

•
Vessel operating and other costs may face industry-wide cost pressures. Factors such as pressure on raw material prices, increased cost of qualified and experienced seafaring crew and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur.

•
We may enter into different financing arrangements. Our financing arrangements currently in place may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing arrangements. For descriptions of our current financing arrangements, please read “—B. Liquidity and Capital Resources—Borrowing Activities.”

•
Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of some of our derivative instruments is included in our net income as some of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate.  Please read note 25 in the notes to our consolidated financial statements.

•
Our results may be affected by tax exposure and changes in deferred tax. In 2015 and 2014, we recognized deferred tax assets relating to the recognition of certain historical tax positions relating to foreign tax operating losses in Indonesia. Furthermore, in 2015, we recognized a deferred tax liability relating to excess of the tax basis depreciation over the accounting basis depreciation in connection with the Golar Eskimo. Please see note 9 in the notes to our consolidated financial statements. This may not have an impact in our future results as we may not recognize deferred tax in the future. Tax accounting and reporting judgments that we make may not be entirely free from doubt. It is possible that applicable tax authorities will disagree with our positions, possibly resulting in additional taxes being owed. For instance, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is canceling a previously granted waiver of VAT importation in the approximate amount of $24.0 million for the NR Satu. In the event of an unfavorable outcome of our challenge of this ruling in Indonesian tax court, it is possible that PTGI will be liable for the VAT plus penalties and interest. See “Item 3. Risk Factors—We will be subject to taxes, which will reduce our cash available for distribution”.

•
The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2015, 2014 and 2013, we had 84, nil, and 28 off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially. The material impact of off-hire time on our business and results of operations is discussed below.

•
The Golar Igloo generated revenues during the first month of her three month Regasification Off-Season. Under the Golar Igloo’s charter with KNPC, Golar Igloo is to provide FSRU services for nine months of each year (the regasification season). During the charter term, there will be a three-month window each year from December until March, during which the Golar Igloo will not provide FSRU services to KNPC, permitting us to pursue spot carrier and other short-term business opportunities. KNPC extended the Golar Igloo’s charter after the end of the regasification season until December 31 in both 2015 and 2014. We cannot guarantee that the Golar Igloo will be employed each year during her Regasification Off-Season.

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

•
Vessels maybe re-contracted at lower rates. We currently derive all of our revenue from a limited number of customers on medium to long-term charters. The charters on three of our LNG carriers are due to expire in 2017. Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. If rates are lower when we are seeking a new charter, or if we elect not to re-charter a vessel, our earnings and ability to make distributions to our unitholders may decline. See “Risk Factors-Hire rates for FSRUs and LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline”.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, and our ability to acquire additional vessels from Golar or from third parties;

•	our ability to maintain good relationships with our nine existing customers and our future customers and to increase the number of our customer relationships;

•	demand for LNG shipping services, including floating storage and regasification services;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	the effective and efficient technical management of our vessels;

•	Golar’s ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

•
economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry. This includes changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

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

Please read “Item 3—Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

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

Time Charter Equivalent Earnings. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For our time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE. For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. TCE is a non-GAAP financial measure. Please read “Item 3—Key Information—A. Selected Historical Financial and Operating Data—Non-GAAP Financial Measures” for a reconciliation of TCE to total operating revenues (TCE’s most directly comparable financial measure in accordance with GAAP).

Vessel Operating Expenses. Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of commercial and technical management services.

Depreciation and Amortization. Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is related to the number of vessels we own or operate under long-term capital leases. We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis.

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

Administrative Expenses. We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. The balance of administrative expenses relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowing and may significantly increase when we acquire or lease vessels. In addition, by virtue of sale and leaseback transactions we have or may enter into with lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate the VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail refer to note 5 “Variable Interest Entities” to our consolidated financial statements. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by financial institutions. While an LNG carrier is undergoing retrofitting into a FSRU, interest expense incurred is capitalized on the cost of the vessel. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of Long-Lived Assets.  Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows, the vessels’ estimated useful life and estimates in respect of residual or scrap value. We estimate those future cash flows based on the existing service potential of our vessels. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value. As of December 31, 2015, we performed an impairment test on certain vessels, as we have assessed that there were indications for impairment. With reference to undiscounted future cash flows based on the existing service potential of the vessels and the associated long term charters, no impairment was identified. Since our inception, our vessels have not been impaired. For additional detail, refer to note 2 to our consolidated financial statements.

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

Customers

In the years ended December 31, 2015, 2014 and 2013, revenues from each of the following customers accounted for over 10% of our consolidated revenues:

(in thousands of $)	2015		2014			2013
Petrobras	$100,052	23%	$99,976		25%	$85,899	26%
PTNR	67,325	15%	66,345		17%	65,478	20%
KNPC	47,402	11%	43,220		11%	—	—%
DUSUP	41,970	10%	48,392		12%	48,029	15%
Pertamina	38,061	9%	40,004		10%	37,302	11%
BG Group plc	31,370	7%	68,884		17%	66,341	20%
				—

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. Insurance costs have historically seen periods of high cost inflation. It is anticipated that insurance costs may continue to rise in the future. LNG transportation is a business that requires specialist skills that take some time to acquire and the number of vessels is increasing. Similarly, historically, there have been periods of increased demand for qualified crew, which has and we anticipate in future will continue to put inflationary pressure on crew costs. Only vessels on full cost pass-through charters would be fully protected from crew cost increases. The impact of these increases will be mitigated to some extent by the following provisions in our existing charters:

•	The Golar Mazo’s charter provides for operating cost and insurance cost pass-throughs, and so we will be protected from the impact of the vast majority of such increases.

•
The Methane Princess’ and the Golar Eskimo’s charters provide that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by a fixed percentage per annum (except for insurance in the case of the Methane Princess, which is covered at cost).

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

•	The Golar Freeze and the NR Satu time charters provides for annual adjustments to the operating expense component of the charter hire rate as necessary to take into account cost increases.

A.            Operating Results

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

	Year Ended December 31,
	2015	2014	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$434,687	$396,026	$38,661	10%
Vessel operating expenses	65,244	59,191	6,053	10%
Voyage and commission expenses	7,724	6,048	1,676	28%
Administrative expenses	6,643	5,757	886	15%
Depreciation and amortization	99,256	80,574	18,682	23%
Interest income	1,315	1,131	184	16%
Interest expense	(55,324)	(43,781)	(11,543)	26%
Other financial items	(23,459)	(22,118)	(1,341)	6%
Taxes	(5,669)	5,047	(10,716)	(212)%
Net income	172,683	184,735	(12,052)	(7)%
Non-controlling interest	(10,547)	(10,581)	34	—%
TCE (to the closest $100)	$120,373	121,900	(1,527)	(1)%
Average daily vessel operating costs	17,969	18,502	(533)	(3)%

Operating days: During the year ended December 31, 2015, our total operating days increased to 3,518 days, compared to 3,196 days in 2014, mainly as a result of the acquisition of the Golar Eskimo in January 2015, partially offset by the net effect of the scheduled drydocking of the FSRU, the Golar Freeze in 2015 and the LNG carrier, the Golar Mazo in 2014.

Operating revenues: Total operating revenues increased by $38.7 million to $434.7 million for the year ended December 31, 2015 compared to $396.0 million in 2014. This is primarily due to:

•	$50.6 million revenue contribution from the Golar Eskimo following her acquisition in January 2015; and

•	$4.2 million of additional revenue in 2015 from the Golar Igloo due to recognition of ten months of revenue as compared to approximately nine months in 2014, following her acquisition in March 2014.

This was partially offset by:

•	a $6.4 million reduction in revenue from the Golar Freeze due to her scheduled drydocking in 2015;

•	a $9.1 million reduction in revenue from the Golar Grand, following her redelivery from BG Group in mid-February 2015 and her subsequent charter back to Golar at a lower daily time charter rate; and

•	a $1.9 million reduction in revenue from the Golar Mazo, due to the effect of the accelerated release of drydocking revenue in 2014, as she drydocked earlier than expected.

Time charter equivalent earnings:

	Year Ended December 31,
	2015	2014	Change	% Change
Calendar days less scheduled off-hire days	3,547	3,199	348	11%
Average daily TCE (to the closest $100)	$120,373	$121,900	$(1,527)	(1)%

The decrease of $1,527 in the average daily time charter equivalent rate, or TCE, for the year ended December 31, 2015 to $120,373 compared to $121,900 in 2014, is primarily due to (i) the Golar Grand operating under a replacement charter at a lower hire rate than her previous charter; (ii) the Golar Igloo being off-hire for two months during her re-gasification off-season. There was no comparable off-hire in 2014 as her charter commenced in March 2014; and (iii) the drydocking of the Golar Freeze in 2015. This decrease was partially offset by the higher than average hire rate from the Golar Eskimo following her acquisition in January 2015.

Vessel operating expenses: The increase of $6.0 million in vessel operating expenses to $65.2 million for the year ended December 31, 2015, as compared to $59.2 million in 2014, was principally due to:

•	$5.9 million incremental operating costs relating to the Golar Eskimo following her acquisition in January 2015; and

•	$1.8 million in additional costs for Golar Igloo, due to recognition of a full year’s operating expenses compared to approximately nine months in 2014, following her acquisition in March 2014.
While the vessel operating expenses increased compared to 2014, the average daily operating costs for the year ended December 31, 2015 decreased compared to 2014 due to higher than average daily operating costs for the vessels in 2014 primarily due to unexpected repairs and maintenance of the Golar Grand, Methane Princess and the NR Satu. There were no comparable costs in 2015. Accordingly, average daily vessel operating costs for the year ended December 31, 2015 were $17,969, compared to $18,502 in 2014.

Voyage and commission expenses: Voyage and commission expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs, charter hire expenses and brokers’ commissions. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.

Voyage and commission expenses increased by $1.7 million to $7.7 million for the year ended December 31, 2015 compared to $6.0 million in 2014 primarily due to (i) an increase in fuel costs payable by us; and (ii) positioning costs to and from the shipyard at our cost in relation to the scheduled drydocking of the Golar Freeze in 2015.

Administrative expenses: Administrative expenses increased by $0.9 million, to $6.6 million for the year ended December 31, 2015, compared to $5.8 million in 2014.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the each of the years ended December 31, 2015 and 2014, we incurred charges of $2.9 million. The balance of administrative expenses amounting to $3.7 million and $2.9 million for the years ended December 31, 2015 and 2014, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and amortization: Depreciation and amortization increased by $18.7 million to $99.3 million for the year ended December 31, 2015, compared to $80.6 million in 2014 primarily due to:

•	$16.6 million of vessel depreciation and intangibles amortization from the Golar Eskimo following her acquisition in January 2015; and

•
$3.2 million of incremental vessel depreciation and intangibles amortization in 2015 from the Golar Igloo, which represents a full year’s depreciation in 2015 compared to only approximately nine months of depreciation, following her acquisition in March 2014.

This increase was partially offset by a $2.2 million decrease in depreciation and amortization in respect of the Golar Mazo, following the accelerated amortization of her drydocking costs in 2014, as she drydocked earlier than expected in 2014.

Interest income: Interest income for the year ended December 31, 2015 of $1.3 million was comparable with 2014.

Interest expense: Interest expense increased by $11.5 million to $55.3 million for the year ended December 31, 2015, compared to $43.8 million in 2014. This was principally due to the $8.9 million of additional interest expense relating to the debt associated with the acquisition of the Golar Eskimo in January 2015. This included the Golar Eskimo debt of $162.8 million which we assumed on her acquisition and the $220.0 million Eskimo Vendor Loan used to finance the acquisition; and $4.4 million increase in bond interest expense following the issuance of our 2015 Norwegian Bonds in May 2015. The proceeds from the issuance of the 2015 Norwegian bonds were used partly to repay the remaining $120 million outstanding under the $220 million Eskimo Vendor Loan. This was partially offset by lower interest expense arising on designated swaps due to the maturity of certain designated swaps relating to the Golar Freeze Facility.

Other financial items: Other financial items reflect a loss of $23.5 million and $22.1 million for the years ended December 31, 2015 and 2014, respectively, as set forth in the table below:

	Year Ended December 31,
	2015	2014	Change	% Change
	(dollars in thousands)
Mark-to-market gains (losses) for interest rate swaps	$655	$(5,953)	$6,608	(111)%
Interest expense on un-designated interest rate swaps	(14,385)	(12,163)	(2,222)	18%
Unrealized and realized losses on interest rate swaps	(13,730)	(18,116)	4,386	(24)%
Amortization of deferred financing costs	(6,308)	(3,657)	(2,651)	72%
Financing arrangement fees and other costs	(1,694)	(12)	(1,682)	14,017%
Other	(1,727)	(333)	(1,394)	419%
Other financial items, net	$(23,459)	$(22,118)	$(1,341)	6%

Net realized and unrealized gains (losses) on interest rate swaps. Net realized and unrealized (losses)/gains on interest rate swaps resulted in a net loss of $13.7 million for the year ended December 31, 2015, compared to a net loss of $18.1 million in 2014. A key factor contributing to the net unrealized and realized loss of $13.7 million for the year ended December 31, 2015 was the decrease in long-term swap interest rates in 2015.

As of December 31, 2015, our interest rate swaps portfolio had a notional value of $863.2 million (excluding the cross-currency interest rate swap), 16.5% of which have been designated as accounting hedges. Accordingly, a further $0.2 million unrealized loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the year ended December 31, 2015.

We are also party to a cross currency interest rate swap with a notional value of $227.2 million, entered into as a hedge against our NOK denominated bonds (the High-Yield Bonds), which was designated as a cash flow hedge. A $4.9 million loss was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2015. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market value of the swap drops below a certain level.

Amortization of deferred financing costs. Amortization of deferred financing costs increased by $2.7 million to $6.3 million for the year ended December 31, 2015 compared to $3.7 million in 2014. This was principally due to (i) the write-off of the deferred financing costs relating to the previous Golar Freeze and Golar Maria debt facilities following their refinancing in June 2015; and (ii) additional amortization expense in relation to financing costs arising from our issuance of the 2015 Norwegian bonds in May 2015.

Financing arrangement fees and other costs. Financing arrangement fees and other costs increased by $1.7 million compared to 2014, primarily due to commitment fees incurred on our undrawn revolving facilities.

Other items. Other items represent, among other things, bank charges, foreign currency differences arising on retranslation of foreign currency balances, and gains or losses on short-term foreign currency forward contracts.

Income taxes: Income taxes relate primarily to the taxation of our operations in the United Kingdom, Brazil, Jordan, Indonesia and Kuwait. Taxes during 2015 increased by $10.7 million to a $5.7 million tax charge compared to a $5.0 million tax credit in 2014. The increase was mainly attributable to taxes in respect of our Indonesian operations. The tax credit in 2014 was attributable to several factors: First, net operating losses were recognized relating to certain historical tax positions that had previously been uncertain as to realization, of which $9.5 million was first recognized in 2014, with an additional amount of $4.9 million recognized in 2015. Of these brought-forward losses, $4.1 million were utilized against taxable profits during 2015. In addition ,certain historical tax provisions were released following the conclusion of the tax audit in Indonesia in 2014 (there were no comparable tax provision releases in 2015) and the deferred tax was recognized in respect of Jordanian operations following commencement of Golar Eskimo’s charter in June 2015.

Please see note 9 to our audited consolidated financial statements included elsewhere in this Annual Report.

Net income: As a result of the foregoing, we earned net income of $172.7 million and $184.7 million for the years ended December 31, 2015 and 2014, respectively.

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

•	$3.1 million of additional revenues from the Golar Maria, representing a full year of revenues in 2014 compared to approximately eleven months in 2013, following her acquisition in February 2013; and

•	$2.7 million of revenue contribution from the Golar Mazo due to the accelerated release of drydocking revenue, as she drydocked earlier than expected.

Time charter equivalent earnings:

	Year Ended December 31,
	2014	2013	Change	% Change
Calendar days less scheduled off-hire days	3,199	2,751	448	16%
Average daily TCE (to the closest $100)	$121,900	$117,800	$4,100	3%

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

Voyage and commission expenses: Voyage and commission expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs, charter hire expenses and brokers’ commissions. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. Voyage and commission expenses increased by $0.8 million to $6.0 million for the year ended December 31, 2014 compared to $5.2 million in 2013 primarily due to $1.1 million of brokers’ commission relating to the Golar Igloo, following her acquisition in March 2014. This was partially offset by lower repositioning costs to and from the shipyard, at our costs, due to only one vessel going into drydock for the year ended December 31, 2014, compared to four in 2013.

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

Depreciation and amortization: Depreciation and amortization increased by $14.2 million to $80.6 million for the year ended December 31, 2014, compared to $66.3 million in 2013 primarily due to:

•	$5.6 million of depreciation of the Golar Igloo following her acquisition in March 2014;

•	$3.1 million of amortization of intangible assets representing Golar Igloo’s charter;

•
a full year of amortization of the capitalized drydocking costs of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess in 2014 after completion of their drydockings in 2013 resulting in higher depreciation and amortization by $2.9 million;

•	$0.8 million of accelerated amortization of the Golar Mazo’s capitalized drydock costs in 2013, as she drydocked earlier than expected in September 2014; and

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

Net realized and unrealized (losses) gains on interest rate swaps. Net realized and unrealized (losses)/gains on interest rate swaps resulted in a net loss of $18.1 million for the year ended December 31, 2014, compared to a net gain of $4.7 million in 2013. A key factor contributing to the net unrealized and realized loss of $18.1 million for the year ended December 31, 2014 was the decrease in long-term swap interest rates in 2014. In contrast, the outlook in 2013 was that long-term interest rates would increase.

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

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses. Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred a net foreign exchange gain of $0.7 million and $2.2 million for the years ended December 31, 2014 and 2013, respectively. This is mainly due to the appreciation of the US dollar against Pound Sterling. The Golar Winter lease and the related foreign currency swap were terminated in June 2013, accordingly, there was no comparable gain for the year ended December 31, 2014.

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

Income taxes: Income taxes relate primarily to the taxation of our UK based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras, our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC, and PTGI, our Indonesian subsidiary related to the ownership and management of the NR Satu, with respect to its charter with PTNR. However, the tax exposure in Indonesia is mitigated by the revenues due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only if there is a change in Indonesian tax laws or certain stipulated tax assumptions are invalid. Taxes for the year ended December 31, 2014 decreased by $10.5 million resulting to a tax credit of $5.1 million, compared to a tax charge of $5.5 million in 2013. This was primarily due to the recognition of certain historical tax positions related to foreign tax net operating losses that were not recognized until 2014, due to uncertainty of realization. As of December 31, 2014, $5.3 million of foreign tax operating losses were not recognized due to uncertainty of realization.

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

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of December 31, 2015, our cash and cash equivalents, including restricted cash and short-term investments, was $234.0 million and we had access to undrawn borrowing facilities of $53.5 million. Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain financial obligations (including loans, capital leases and derivatives) which would otherwise be paid out of our cash balances. Since December 31, 2015, significant transactions impacting our cash flows include:

•
In April 2016, we entered into a new $800 million credit facility which will refinance the bank debt secured by seven of our existing vessels as well as providing the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The vessels included in this facility are the Methane Princess, the Golar Spirit, the Golar Winter, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Freeze. The new credit facility has a 5 year term and consists of a $650 million term loan facility and a $150 million revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $440.0 million in 2021. The facility is provided by a syndicate of banks, and bears interest at LIBOR plus a margin broadly in line with the average margin of our existing bank credit facilities as well as a commitment fee on undrawn amounts;

•
In February 2016, we agreed to acquire the ownership interests in the disponent owner and operator of the FSRU the Golar Tundra from Golar for an aggregate purchase price of approximately $330.0 million. In February 2016 we paid a $30 million deposit to Golar related to the acquisition. We will finance the remaining balance of the purchase price with cash proceeds from the $800 million credit facility, and the assumption of outstanding lease obligations in respect of the Golar Tundra. We expect the acquisition to close in May 2016;

•	As of April 29, 2016, we had made $23.8 million of scheduled debt repayments and paid interest on our bonds of $9.3 million since December 31, 2015;

•	In February 2016, we paid a cash distribution of $0.5775 per unit ($38.2 million in the aggregate) with respect to the quarter ended December 31, 2015;

•
In April 2016, we declared a quarterly cash distribution with respect to the quarter ended March 31, 2016 of $0.5775 per unit which will be paid on May 13, 2016 to all unitholders of record as of May 6, 2016.

The consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2015, we recorded net current liabilities of $134.2 million. Items included within current liabilities are: (i) mark-to-market valuations of our swap derivatives of $104.6 million (including $89.0 million mark-to-market valuations for our cross-currency interest rate swap) maturing between 2018 and 2022 which we have no intention of terminating before maturity and hence realizing these liabilities prior to their maturity (see note 25 “Financial Instruments” of the Consolidated Financial Statements, contained herein for further details); and (ii) deferred revenue of $11.0 million, which relates to charter-hire received in advance from our charterers, thus, no cash outflows are expected in respect of the charter hire received in advance in the next twelve months. In addition, the cash expected to be generated from operations (assuming the current rates earned from existing charters continue) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to service our debt interest, make scheduled loan repayments and pay cash distributions. Accordingly, as of April 29, 2016, we believe our current resources, including our undrawn revolving credit facilities of $53.5 million, are sufficient to meet our working capital requirements for at least the next twelve months.

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

Our pursuit of further acquisitions is dependent upon our ability to successfully raise capital at a cost that makes such acquisitions accretive and economically viable.

Estimated Maintenance and Replacement Capital Expenditures

Our operating agreements require us to distribute our available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. The capital expenditures we are required to make to maintain our fleet are substantial. As of December 31, 2015, our annual estimated maintenance and replacement capital expenditures are $71.74 million, which is comprised of $18.0 million for drydock maintenance and society classification surveys and $53.74 million, including financing costs, for replacing our existing vessels at the end of their useful lives.

The estimate for future vessel replacement is based on assumptions regarding the remaining useful life of our vessels, a net investment rate applied on reserves, replacement values of our vessels based on current market conditions, and the residual value of our vessels. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, contract operating day rates and the availability and cost of financing at the time of replacement. Our operating agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Net cash provided by operating activities	$212,230	$276,980	$148,679
Net cash used in investing activities	734	(167,755)	(84,052)
Net cash used in financing activities	(271,276)	(113,327)	(27,854)
Net (decrease) increase in cash and cash equivalents	(58,312)	(4,102)	36,773
Cash and cash equivalents at beginning of year	98,998	103,100	66,327
Cash and cash equivalents at end of year	40,686	98,998	103,100

In addition to our cash and cash equivalents noted above, as of December 31, 2015, we had restricted cash of $193.3 million. This comprised principally of (i) $144.8 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements (these balances act as security for, and other time are used to, repay lease and loan obligations) and (ii) $36.8 million in relation to cash collateral in respect of our cross-currency interest rate swap entered into in connection with the NOK denominated High-Yield Bonds, the collateral requirements of which are dependent upon the mark to market valuation of the swap. For additional detail refer to note 18 “Restricted cash” of the Consolidated Financial Statements contained herein.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $212.2 million, $277.0 million and $148.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Cash provided by operating activities decreased by $57.1 million to $212.2 million for the year ended December 31, 2015, compared to $277.0 million in 2014. This was primarily due to:

•
an increase in drydocking expenditure of $12.6 million, by virtue of the scheduled drydocking of the FSRU, the Golar Freeze in 2015, compared to the drydocking of the LNG carrier, the Golar Mazo in 2014 as well as the loss of revenue contribution from the Golar Freeze, while in drydock in 2015;

•
a $9.1 million reduction in the revenue attributable to the Golar Grand, following her redelivery from BG Group in mid February 2015 and her subsequent charter back to Golar at a lower daily time charter rate;

•	an increase of $7.6 million of restricted cash for Golar Eskimo and Golar Igloo;

•	a general increase in working capital, specifically, the increase in trade receivables and amounts due from/to Golar of $11.7 million and $18.7 million, respectively.

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

Net Cash Used in Investing Activities

Net cash used in investing activities of $0.7 million in 2015 was primarily due to the payment of $6.0 million of cash consideration (net of cash acquired) in connection with the acquisition of the Golar Eskimo in January 2015 and $3.7 million cash utilized for vessels additions. This was partially offset by the release of the restricted cash of $10.4 million.

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

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease financings and contributions from owners, offset by debt and lease repayments.

Net cash used in financing activities during the year ended December 31, 2015 of $271.3 million was primarily due to the following:

•	payment of cash distributions during the year of $164.3 million (of which $11.4 million refers to distributions to our non-controlling interests);

•
repayment of debt (including debt due to related party) and lease obligations of $713.8 million. Of this amount, $220 million relates to repayment of the Eskimo Vendor Loan from Golar and $133.4 million relates to the settlement of the outstanding debt balances on the Golar Maria and the Golar Freeze debt facilities in connection with their refinancing in June 2015;

•
net cash deposits of $31.2 million to restricted cash balances, which is mainly attributable to additional cash collateral requirements associated with our cross currency interest rate swap arrangement resulting from the depreciation of the marked-to-market valuation of the swap.

    This was partially offset with the receipt of aggregate proceeds of $644.1 million from our new debt or debt refinancings, comprising (i) $150.0 million from drawdown of our long-term revolving credit facilities; (ii) $150.0 million from the issuance of our 2015 Norwegian bonds; and (iii) $344.1 million proceeds from short-term debt (including $254.1 million loan proceeds drawn due to the consolidation of Eskimo SPV relating to the Eskimo refinancing in November 2015, see note 5 “Variable Interest Entities” of our Consolidated Financial Statements contained herein).

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

Net cash used in financing activities during the year ended December 31, 2013 of $27.9 million was mainly due to the following:

•	net proceeds from the public offerings of common units in February 2013 and December 2013, which together raised $280.6 million;

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

•	draw down and the subsequent repayment of the $20 million sponsor credit facility;

•	repayment of long-term debt and lease obligations of $152.2 million; and

•	payment of cash distributions during the year of $130.5 million (of which $10.6 million refers to distributions to our non-controlling interests).

Borrowing Activities

Long-Term Debt. As of December 31, 2015 and 2014, our long-term debt consisted of the following:

	December 31,
	2015	2014
	(in thousands)
Maria and Freeze Facility	$174,000	$—
2012 High-Yield Bonds	147,007	174,450
2015 Norwegian Bonds	150,000	—
Golar LNG Partners Credit Facility	181,500	203,500
Golar Partners Operating Credit Facility	185,000	235,000
NR Satu Facility	112,100	126,400
Golar Igloo Debt	141,111	154,550
Eskimo SPV	254,070	—
Golar LNG Revolving Credit Facility	—	20,000
Golar Maria Facility	—	79,525
Golar Freeze Facility	—	59,107
Total	$1,344,788	$1,052,532

Our outstanding debt of $1,344.8 million as of December 31, 2015, is repayable as follows:

Year Ending December 31,	(in thousands)

2016	$121,739
2017	223,747
2018	431,256
2019	44,122
2020	195,939
2021 and thereafter	327,985
Total	$1,344,788

Loan agreements

Maria and Freeze Facility

On June 16, 2015, we entered into an agreement for a $180.0 million credit facility (the "Maria and Freeze Facility"), with certain lenders, to refinance the Golar Maria Facility (which would have matured in December 2015) and extend the commercial loan tranche and refinance the Exportfinans ASA tranche of the Golar Freeze Facility (which would have matured in June 2015 and June 2018, respectively). The Maria and Freeze Facility consists of a $150.0 million term loan that is repayable in quarterly installments over a period of three years, with a final balloon payment of $114.0 million due on June 18, 2018, and a revolving credit facility of up to $30.0 million that matures on June 18, 2018. Maria and Freeze Facility bears interest at a rate of LIBOR plus a margin of up to 1.95%. As a result of the refinancing, the Golar Maria Facility and the Exportfinans ASA tranche of the Golar Freeze Facility were terminated. The commercial loan tranche of the Golar Freeze Facility was amended and extended and became the Golar Maria and Freeze Facility. As of December 31, 2015, the balance outstanding under the Golar Maria and Freeze Facility is $174.0 million, which includes a drawdown on the revolving credit facility of $30.0 million.

In addition to the restrictive covenants generally described under “-Debt and Lease Restrictions-Loan Agreements” below, the Golar Maria and Freeze Facility require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30.0 million until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $250.0 million.

In addition, under the Golar Maria and Freeze Facility, the aggregate fair market of value the Golar Maria and the Golar Freeze must at all times be at least 110% of the outstanding facility amount.

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

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin of 1.15% until November 2014. The margin on LIBOR was changed to 1.34% in November 2014 due to a change in covenant requirements. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2015, we have no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date. As of December 31, 2015, $181.5 million was outstanding on the revolving credit facility.

In addition to the restrictive covenants generally described under “-Debt and Lease Restrictions-Loan Agreements” below, the Golar LNG Partners credit facility contains certain financial covenants, which require us to maintain, as of the end of each quarter, and as of the end of each fiscal year:

•	free liquid assets of at least $30 million;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $123.95 million.

Golar Partners Operating Credit Facility

In June 2013, we entered into a five year, $275 million loan facility with a banking consortium in connection with the refinancing of our lease financing arrangements in respect of two vessels: the Golar Winter and the Golar Grand. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility. As of December 31, 2015, the Partnership had an undrawn balance of $33.5 million under the revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility. As of December 31, 2015, the Partnership had $185.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

In addition to the restrictive covenants generally described under “-Debt and Lease Restrictions-Loan Agreements” below, the Golar Partners Operating credit facility contains certain financial covenants, which require us to maintain, as of the end of each quarter, and as of the end of each fiscal year:

•	free liquid assets of at least $30 million from July 1,2014 until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated net worth of $123.95 million.

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a 7 year, $175.0 million secured loan facility (or the NR Satu facility). The NR Satu facility is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in March 2020. As of December 31, 2015, we had an undrawn balance of $20 million available to us under the revolving facility. The NR Satu facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these consolidated financial statements as restricted cash. As of December 31, 2015, the value of the deposit secured against the loan was $10.3 million.

In addition to the restrictive covenants generally described under “-Debt and Lease Restrictions-Loan Agreements” below, the NR Satu facility contains certain financial covenants, which require us to maintain, as of the end of each quarter, and as of the end of each fiscal year:

•	free liquid assets of at least $30 million;

•	a minimum EBITDA to debt service ratio of 1.10:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

Golar Igloo Debt

The Golar Igloo debt originally formed part of Golar’s $1.125 billion facility to fund eight of its newbuildings. The portion of the debt secured against the Golar Igloo was assumed by us upon our acquisition of the vessel from Golar in March 2014. The amount drawn down under the original facility and the balance outstanding at the date of acquisition was $161.3 million. The Golar Igloo debt bears interest at LIBOR plus a margin. The debt is divided into three tranches, with the following general terms, in line with the original facility:

Tranche	Proportion of debt	Term of loan	Repayment terms	Margin on LIBOR
K-Sure	40%	12 years	Semi-annual installments	2.10%
KEXIM	40%	12 years	Semi-annual installments	2.75%
Commercial	20%	5 years	Semi-annual installments, unpaid balance to be refinanced after 5 years	2.75%

    The K-Sure Tranche, is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). The commercial tranche is funded by a syndicate of banks and is for a term of five years from the date of drawdown with a final balloon payment of $20.2 million due in February 2019. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche. As of December 31, 2015, we had $141.1 million of borrowing outstanding under the facility.

In addition to the restrictive covenants generally described under “-Debt and Lease Restrictions-Credit Agreements” below, the Golar Igloo Facility contains certain financial covenants, which require us to maintain, as of the end of each quarter, and as of the end of each fiscal year:

•	free liquid assets of at least $30.0 million until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.50:1; and

•	a consolidated net worth of $123,950,000 million.

Golar Eskimo Vendor Loan

We financed a portion of the cash purchase price of the Golar Eskimo with the proceeds of the Golar Eskimo Vendor Loan, a $220.0 million unsecured non-amortizing loan to us from Golar that required repayment within two years (with a prepayment incentive fee of up to 1.0% of the loan amount) and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%. The loan was repaid in full in November 2015.

Eskimo SPV Debt

In November 2015 we entered into a sale and leaseback transaction pursuant to which we sold the Golar Eskimo to Eskimo SPV, a subsidiary of CMBL for approximately $285.0 million, and leased back the vessel under a bareboat charter at a monthly hire rate of approximately $1.07 million plus interest of LIBOR plus a margin.

In November 2015, Eskimo SPV, which is the legal owner of the Golar Eskimo, entered into a long-term loan facility (the “Eskimo SPV Debt”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV, such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. The Eskimo SPV Debt is non-amortizing, with a final balloon payment of $254.1 million due in 2025. The facility bears interest at LIBOR plus a margin.

Refer to note 5 “Variable Interest Entities” of our Consolidated Financial Statements contained herein.

In addition to the restrictive covenants described under “-Debt and Lease Restrictions- Loan Agreements”, the bareboat charter and the related agreements governing our sale and leaseback of the Golar Eskimo require us to maintain:

•	free liquid assets of at least $30 million throughout the charter period;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a consolidated tangible net worth of $123.95 million.

In addition, from the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period. In addition, the fair market of value the Golar Eskimo must at all times be at least 110% of the outstanding capital balance (as reduced from time to time).

$800 million credit facility

In April 2016, we entered into a new $800.0 million senior secured credit facility which will refinance the outstanding bank debt secured by seven of our existing vessels as well as providing the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The vessels included in this facility are the Methane Princess, the Golar Spirit, the Golar Winter, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Freeze.
The new credit facility has a 5 year term and consists of a $650 million term loan facility and a $150 million revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $440.0 million in 2021. The facility is provided by a syndicate of banks and bears interest at LIBOR plus margin well as a commitment fee on undrawn amounts.
The $800.0 million senior secured credit facility requires us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•free liquid assets of at least $30.0 million until the maturity date;
•a minimum EBITDA to debt service ratio of 1.15:1;
•a maximum net debt to EBITDA ratio of 6.5:1; and
•a consolidated net worth of $250.0 million.

In addition, the aggregate fair market of value the seven vessels must at all times be at least 110% of the outstanding facility amount.

Norwegian Bonds

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds were in denominations of NOK 1 million each. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due in October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2015, the U.S. dollar equivalent of the principal amount is $147.0 million.

2015 Norwegian Bonds

In May 2015, we completed the issuance and sale of $150.0 million aggregate principal amount of five year non-amortizing bonds in Norway. They were subsequently listed on the Oslo Bors in December 2015. The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

Under the bond agreements governing our 2012 and 2015 bonds, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•	merge or consolidate with any other person;

•	de-merge or carry out a corporate reorganization splitting the Partnership into two or more separate entities;

•	change or cease to carry on the general nature or scope of our business;

•	sell or dispose of all or a substantial part of our assets or operations;

•	enter into any transaction with related parties other than on an arms’ length basis; and

•	change our type of organization or jurisdiction of organization.

The financial covenants under the bond agreements require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30 million;

•	a minimum EBITDA to debt service ratio of 1.15:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

In addition, we are required to provide the documents and information necessary to maintain the listing and quotation of the bonds on the Oslo Bors.

Capital Lease Obligation. As of December 31, 2015, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Year ending December 31, (in thousands)	Methane Princess Lease
2016	$7,442
2017	7,723
2018	8,030
2019	8,338
2020	8,650
2021 and thereafter	192,476
Total minimum lease payments	232,659
Less: Imputed interest	(89,547)
Present value of minimum lease payments	$143,112

Methane Princess Lease

In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a United Kingdom (UK) bank (or the Methane Princess lessor). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor. Lease rentals are payable quarterly. At the end of each quarter the required value of the letter of credit to secure the present value of rentals due under the Methane Princess lease is recalculated taking into account the rental payment due at the end of the quarter. The surplus funds in the cash deposits securing the letter of credit, released as a result of the reduction in the required letter of credit amount are available to pay the lease rentals due at the end of the same quarter. Deficits, if any, are financed by working capital.

The lease liability under the Methane Princess lease continues to increase until 2018 and thereafter decreases over the period to 2034, being the primary term of the lease. The value of the deposit used to obtain a letter of credit to secure the Methane Princess lease as of December 31, 2015 was $134.5 million.

 For the Methane Princess lease, lease rentals include an interest element that is accrued at a rate based upon Pound Sterling LIBOR. We receive interest income on our restricted cash deposits at a rate based upon Pound Sterling LIBOR. This lease is therefore denominated in Pound Sterling. The majority of this Pound Sterling capital lease obligation is hedged by Pound Sterling cash deposits securing the lease obligation. The movement in the currency exchange rate between the U.S. Dollar and Pound Sterling will affect our results.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate our UK tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit and subsequent to the $800 million credit facility refinancing the Golar Grand to secure these potential obligations and similar obligations related to other Golar vessels. Golar has agreed to indemnify us against any of these increased costs and obligations (see note 27 “Other Commitments and Contingencies” of our Consolidated Financial Statements).

Debt and Lease Restrictions

Loan Agreements

Our loan agreements contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders, including restrictive covenants that generally require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•	merge or consolidate with any other person;

•	make certain capital expenditures;

•	pay distributions to our unitholders;

•	terminate or materially amend certain of our charters;

•	enter into any other line of business;

•	make any acquisitions;

•	incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness;

•	enter into sale transactions in respect of the vessel securing such credit facility;

•	enter into sale-leaseback transactions in respect of certain of our vessels; and

•	enter into transactions with our affiliates.

Our loan agreement generally prohibit us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default. The financial covenants and ratios imposed under the agreements governing our credit facilities are described above under “-Borrowing Activities-Long-Term Debt-Loan Agreements.”

Furthermore, we are required under our credit facilities to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the vessels securing our facilities and to maintain the vessels’ class certifications with no material overdue recommendations.

In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us. In addition, there are cross default provisions in most of our and Golar’s loan and lease agreements.

As of December 31, 2015, we were in compliance with all covenants under our existing debt and lease agreements.

In July 2013, Golar entered into a $1.125 billion credit agreement to finance the construction of eight newbuildings (the “Golar Parent Facility”). In connection with our acquisition of the Golar Igloo in March 2014, we assumed the portion the Golar Parent Facility secured by the Golar Igloo (the “Igloo Debt”). In 2013, Golar drew $256.4 million under the Golar Parent Facility to fund the final installment payments of the Golar Seal and the Golar Celsius, which were delivered in October 2013. Under the Golar Parent Facility if on the second anniversary of a drawdown under the facility, Golar falls below a prescribed EBITDA to debt service ratio, additional cash deposits are required to be made or maintained. As of December 31, 2015, Golar was not in compliance with this covenant under the Golar Parent Facility. In April 2016, Golar received a waiver relating to its requirement to comply with this financial covenant in respect of the financing of the Golar Seal and the Golar Celsius and made the required payment. Had Golar been unable to obtain this waiver, this could have resulted in the acceleration of our indebtedness under the Igloo Debt.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2015, we had interest rate swaps with a notional outstanding value of approximately $1,090.4 million (including swaps with a notional value of $227.2 million in connection with our High-Yield Bonds) representing approximately 81% of total debt and capital lease obligations, net of related restricted cash. Our swap agreements have expiration dates between 2017 and 2022 and have fixed rates of between 1.07% and 6.49%.

All interest and principal payments on the High-Yield Bonds were swapped into U.S. dollars.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reals. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our vessels’ drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros, and some of our administrative costs. The currencies which impact us the most include, but are not limited to, the Euro, Norwegian Kroner, Singapore Dollars, Indonesian Rupiah and, to a lesser extent, Pound Sterling.

Please refer to note 25 “Financial Instruments” to our audited consolidated financial statements included herein this Annual Report.

Capital Commitments

Possible Acquisitions of Other Vessels

In February 2016, we agreed to acquire from Golar, the Golar Tundra, for a purchase price of $330.0 million less approximately $230.0 million of net lease obligations and net working capital adjustments. In February 2016, we paid a $30.0 million deposit to Golar towards the total purchase price of the Tundra Acquisition. We intend to pay the remaining portion of the cash purchase price using borrowings under the $800 million credit facility. The Tundra Acquisition is expected to close in May 2016. See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2015 and Early 2016—Golar Tundra Acquisition”.

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

Drydocking

From now through to December 31, 2019, six of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $47.7 million for drydocking of these vessels with approximately $23.5 million expected to be incurred in 2018.

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

Critical Accounting Policies

The preparation of our consolidated and combined financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read note 2 Significant Accounting Policies of our consolidated and combined financial statements included elsewhere in this Annual Report.

Revenue Recognition

Our revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating costs such as drydocking costs and taxes. We record revenues generated from time charters, which we classify as operating leases, over the term of the charter as service is provided.

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

Depreciation and Amortization - Useful lives

Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is related to the number of vessels we own or operate under long-term capital leases.  We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis, which we estimate at December 31, 2015 to be approximately an average of 17 years for all ten vessels in our fleet (including the Golar Eskimo, which was acquired in January 2015). The economic life for LNG carriers operated worldwide has generally been estimated to be 40 years. However, the Golar Spirit, the Golar Freeze, and the NR Satu have been converted into FSRUs and have been moored in sheltered waters where fatigue loads on their hulls are significantly reduced compared to loads borne in connection with operation in a worldwide trade pattern. We believe that these factors support our estimate that the Golar Spirit, the Golar Freeze and the NR Satu will remain operational until they are 55 years old and will therefore have remaining useful economic lives of approximately 20 years each at the time their conversion into FSRUs were completed. We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking.

Vessels and Impairment

Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows, the vessels estimated useful life and estimates in respect of residual or scrap value.

In the event an impairment trigger exists, we estimate the vessel’s future undiscounted cash flows based on the service potential of our vessels under their existing contract terms and the estimated daily time charter equivalent for vessels operating in the spot market over the vessel’s remaining economic life after the expiration of the existing charter. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.

As of December 31, 2015, we performed an impairment test on the Golar Mazo, the Golar Winter, the Golar Maria, and the NR Satu, as indications for impairment were identified (i.e. the carrying amount of the vessels were below the market values as appraised by independent valuation firms). Based on our assessment of the vessels’ undiscounted future cash flows, no impairment was identified.

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

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier and FSRU markets are illiquid, difficult to observe and therefore judgmental. Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from pre-existing contracts with counterparties and obtain market valuation from independent reputable valuation firms.

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

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2015. Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value. However, we are not holding any of our vessels for sale. Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

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

If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income. Please see note 25 to our audited consolidated financial statements.

Principles of consolidation

A variable interest entity (VIE) is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In consolidating VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of VIEs, we will make a true-up adjustment for any material differences.

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

Adoption of new accounting standards

In November 2015, the Financial Accounting Standards Board (“FASB”) amended Accounting Standards Codification (“ASC”) 740 to require companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. Also, companies will no longer allocate valuation allowances between current and non-current deferred tax assets because those allowances also will be classified as non-current. The guidance may be adopted on either a prospective or retrospective basis. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. However, early adoption in permitted. We have elected to adopt the guidance prospectively for annual periods beginning January 1, 2015.

Accounting pronouncements to be adopted

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for annual periods beginning after December 15, 2016 and interim periods, and for annual periods ending after December 15, 2016 and interim period within those periods. We have assessed that the adoption of this guidance will not have any impact on our consolidated financial position, results of operations and cash flows.

In January 2015, the FASB issued guidance to simplify the income statement presentation requirements by eliminating the concept of extraordinary items. The guidance is effective prospectively or retrospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued amendments to ASC 810 requiring re-evaluation of all legal entities under the revised consolidation model. Specifically, the amendments:

•	Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities;

•	Eliminate the presumption that a general partner should consolidate a limited partnership;

•	Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

•
Provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued amendments to ASC 835 that would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments. Entities must apply the amendments retrospectively. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We have chosen not to early adopt. Had we early adopted, debt issuance costs of $13.7 million as of December 31, 2015 (2014: $13.4 million) would have been reclassified from ‘Other long term assets’ to a direct deduction from ‘Current portion of long-term debt’ and ‘Long-term debt’.

ASC 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments using the practical expedient are categorized within the fair value hierarchy according to the date when the investment is redeemable. In May 2015, the FASB issued amendments to ASC 820 which have the effect of a) removing the requirement to categorize these investments and b) limiting disclosures of these investments. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued a new topic ASC 606, Revenue from Contracts With Customers. The intention of the topic is to harmonize revenue recognition requirements with the newly issued standard, IFRS 15, by the International Accounting Standards Board (IASB). The initial effective date for public business entities was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The revised effective date for public entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities will be permitted to adopt the standard as early as the original public entity effective date.We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In July 2015, the FASB issued amendments to ASC 330 that simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In August 2015, the FASB deferred by one year the effective date of its new revenue recognition standard for public and non-public entities reporting under US GAAP. The new revenue recognition standard will be effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities will be permitted to adopt the standard as early as the original public entity effective date, i.e. annual reporting periods beginning after December 15, 2016 and interim periods therein. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In September 2015, the FASB issued amendments to ASC 805. The guidance eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date. The guidance is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position and results of operations.

In March 2016, the FASB issued guidance (“Topic 842”) to increase transparency and comparability among organizations by requiring i) recognition of lease assets and lease liabilities on the balance sheet and ii) disclosure of key information about leasing arrangements. The accounting applied by lessors under Topic 842 is largely unchanged from previous GAAP. Some changes to the lessor accounting guidance were made to align both of the following: i) the lessor accounting guidance with certain changes made to the lessee accounting guidance and ii) key aspects of the lessor accounting model with revenue recognition guidance. Topic 842 will be effective for fiscal years and interim periods beginning after December 15, 2018, and early adoption is permitted. A modified retrospective approach is required for adoption for all leases that exist at or commence after the date of initial application with an option to use certain practical expedients. We are currently assessing whether we will early adopt, and the impact on our financial statements is not currently estimable.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see the section of Item 5 entitled “Market Overview and Trends”.

E.              Off-Balance Sheet Arrangements

At December 31, 2015, we do not have any off balance-sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2015:

	Total Obligation	Due in 2016	Due in 2017—2018	Due in 2019—2020	Due Thereafter
	(in millions)
Long-term debt	$1,344.8	$121.7	$655.0	$240.1	$328.0
Interest commitments on long-term debt - floating and other interest rate swaps (1)	166.7	55.4	76.0	31.1	4.2
Capital lease obligations	143.1	—	0.9	2.3	139.9
Interest commitments on capital lease obligations (1)(2)	89.6	7.5	14.9	14.7	52.5
Total	$1,744.2	$184.6	$746.8	$288.2	$524.6
__________________________________________

(1)
Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR rates of between 0.80% and 1.30% respectively, taking into account our various margin rates and interest rate swaps associated with our debt. Our interest commitment on our capital lease obligations is calculated on an assumed average Pound Sterling LIBOR of 4.8%.

(2)
In the event of any adverse tax rate changes or rulings our lease obligation could increase significantly (please read the discussion above under “—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations”). However, Golar has agreed to indemnify us against any such increase.

In February 2016, we agreed to acquire the ownership interests in the disponent owner and operator of the FSRU the Golar Tundra, from Golar for an aggregate purchase price of approximately $330.0 million less the assumption of outstanding lease obligations in respect of the Golar Tundra. In February 2016, we paid a $30.0 million deposit to Golar towards the total purchase price of the Tundra Acquisition. We intend to pay the remaining portion of the cash purchase price using borrowings under the $800 million credit facility. The Tundra Acquisition is expected to close in May 2016.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 29, 2016. The business address for these individuals is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Tor Olav Trøim	53	Chairman
Doug Arnell	50	Director
Paul Leand Jr.	49	Director and Conflicts Committee Member
Lori Wheeler Naess	45	Director and Audit Committee Chairperson
Carl Steen	65	Director
Alf Thorkildsen	59	Director and Conflicts Committee Member
Andrew Whalley	49	Director and Company Secretary

Tor Olav Trøim has served as our director and chairman of our board of directors since January 2009. He has served as a director of Golar since September 2011, having previously served as a director and vice-president of Golar from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company’s listed subsidiary, Golar LNG Energy Limited. Mr. Troim was Vice President and a director of Seadrill Limited (“Seadrill”) between 2005 and 2014. Additionally between 1995 and 2014 he also served, at various times, as a director of a number of related public companies including Frontline Limited, Golden Ocean Group Limited, Archer Limited as well as Seatankers Management Limited. Prior to 1995 he served as an Equity Portfolio Manager with Storebrand ASA and Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985.

Doug Arnell was appointed to our board of directors in February 2015 following his resignation as Chief Executive Officer of Golar Management Limited. Mr. Arnell joined Golar Management as Chief Commercial Officer & Deputy Chief Executive Officer in September 2010 and became Chief Executive Officer of Golar Management in February 2011. He previously worked for BG Group since 2003 in leadership roles in the areas of LNG, downstream natural gas marketing and upstream exploration and development. Prior to that, he held positions of Managing Director for El Paso’s European natural gas division and Senior Business Development Director for Enron International’s LNG business. Mr Arnell is the President and Chief Executive Officer of Helm Energy Advisors Inc., a private company that provides advisory services to the global energy sector. In total, Mr. Arnell has worked in the global natural gas industry for over 25 years.

Paul Leand Jr. has served on our board of directors since March 2011. Mr. Leand joined AMA Capital Partners LLC (“AMA”), an investment bank specializing in the maritime industry, in 1998 from First National Bank of Maryland. He was appointed CEO in 2004. He has led the development of AMA’s restructuring practice, helping AMA earn its position as the pre-eminent maritime restructuring advisor for both creditors and companies alike. Mr. Leand spearheaded the firm’s private equity investments in Chembulk and PLM and Lloyds Fonds. Mr. Leand serves as Chairman of Eagle Bulk Shipping Inc., Lloyd Fonds AG, North Atlantic Drilling, Seadrill and Ship Finance International Ltd.

Lori Wheeler Naess was appointed as a Director and Audit Committee Chairperson in February 2016. Ms Naess was most recently a Director with PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms Naess is a U.S. Certified Public Accountant.

Carl Steen has served on our board of directors since his appointment in August 2012 and serves on our Audit Committee. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with an M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen served on the board of directors of Seadrill from February 2011 until October 2014. Mr. Steen holds directorship positions in various Norwegian and international companies including Wilhelmsen Holding ASA and Euronav NV.

Alf Thorkildsen was appointed to our board of directors and as our secretary in February 2015 and serves on our Audit Committee. Mr. Thorkildsen is currently a senior partner with Hitecvision which he joined in 2013, from the position as Chief Executive Officer of Seadrill. During his tenure, Seadrill grew to become the world’s largest driller by market capitalization and enterprise value. Mr. Thorkildsen joined Seadrill in 2006 as CFO. Prior to this, he was the CFO of Smedvig ASA, a leading Norwegian drilling company, which was acquired by Seadrill in 2006. Mr. Thorkildsen started his career in 1980 in Larsen and Hagen Shipping and worked thereafter for 20 years in Shell in numerous senior positions.

Andrew Whalley was appointed to our board of directors and as our secretary in February 2015. Mr. Whalley is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters. He is currently of counsel to Alexanders, a Bermuda law firm and is also an independent consultant providing legal and corporate secretarial services. Mr. Whalley is a director and co-founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalization of documents.

Executive Officers

Other than our secretary, we currently do not have any executive officers and rely on the executive officers and directors of Golar Management Ltd and Golar Management Norway AS who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet. The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of April 29, 2016. The business address for our executive officers is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Graham Robjohns	51	Principal Executive Officer
Oistein Dahl	55	Chief Operating Officer
Brian Tienzo	42	Principal Financial and Accounting Officer

Graham Robjohns has acted as our Principal Executive Officer since July 2011. From April 2011 to July 2011, Mr Robjohns served as our Chief Executive Officer and Chief Financial Officer. Mr. Robjohns also served as Chief Executive Officer for Seadrill Partners LLC from June 2012 to August 2015. He has served as a director of Seadrill Partners LLC since 2012. Mr. Robjohns served as the Chief Financial Officer of Golar Management from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar LNG Management from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Oistein Dahl has served as Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Executive Compensation

We did not pay any compensation to our directors or officers or accrue any obligations with respect to management incentive or retirement benefits for our directors and officers prior to our initial public offering. Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf. During the year ended December 31, 2015, we paid Golar Management $2.9 million in connection with the provision of these services to us.

Golar Management compensates Mr. Robjohns, Mr. Dahl and Mr. Tienzo in accordance with its own compensation policies and procedures. Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future.

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

Golar LNG Options

During the year ended December 31, 2015, we paid to our directors aggregate cash compensation of approximately $0.5 million. We do not have a retirement plan for members of our management team or our directors. In addition to cash compensation, during 2015 we also recognized an expense of $0.3 million relating to 120,000 share options in Golar LNG issued to certain of our directors and officers during the year. As of the grant date the exercise price of these options was $56.70, however, the exercise price is reduced by the value of dividends declared and paid. The options have a contractual term of five years and vest evenly over two years. See note 26 “Related Party Transactions” to our Consolidated Financial Statements included herein.

C.            Board Practices

General

Our partnership agreement provides that our board will consist of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Our current board of directors consists of three members appointed by our general partner, Lori Naess, Tor Olav Trøim and Doug Arnell. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our 2015 annual meeting on September 20, 2015, Andrew Whalley and Paul Leand Jr. were both elected as Class III directors respectively with a term expiring at the 2018 annual meeting. In addition, Carl E. Steen was elected as a Class II director with a term expiring at the 2017 annual meeting.

In February 2016, our general partner appointed Lori Naess as a director to fill the vacancy created by the resignation of Ms.Blankenship in September 2015.

Following the resignation of Bart Veldhuizen in February 2015, pursuant to the provisions of our partnership agreement, the remaining directors elected by our common unitholders designated Alf Thorkildsen as a Class I director to fill the vacancy created by Bart Veldhuizen.

At each subsequent annual meeting of directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. Our board has determined that Ms. Naess, Mr. Leand, Mr. Steen and Mr. Thorkildsen satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.

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

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.  Our audit committee currently is comprised of three directors, Lori Naess, Carl Steen, and Alf Thorkildsen. Lori Naess qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

We also have a conflicts committee currently comprised of two members of our board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by The Nasdaq Stock Market LLC to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is currently comprised of Paul Leand Jr. and Alf Thokildsen.

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

D.            Employees

Employees of Golar Management, including those employees acting as our executive officers and employees of Golar Management Norway provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2015, Golar and its subsidiaries employed approximately 575 seagoing staff who serve on our vessels. Golar and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Golar, including Golar Management and Golar Management Norway, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees (other than our secretary). Our board of directors has the authority to hire other employees as it deems necessary.

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

See “Item 7—Major Unitholders and Related Party Transactions—A. Major Unitholders”.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 29, 2016 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units and by our directors and executive officers as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Golar LNG Limited	1,908,096	4.2%	15,949,831	100%	29.2%
Kayne Anderson Capital Advisors, L.P.(1)	4,380,373	7.0%	—	—	7.2%
Oppenheimer Funds, Inc.(2)	3,990,289	8.8%	—	—	6.5%
Huber Capital Management, LLC(3)	2,915,303	6.4%	—	—	4.8%
Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P., Oceanic CL Fund LP, Oceanic Investment Management Limited, Tuftonic Oceanic (Isle of Man) Limited, Oceanic Opportunities GP Limited, Oceanic CL GP Limited, and Cato Brahde(4)	2,346,213	5.2%	—	—	3.8%
All directors and executive officers as a group (10 persons)	*	*	—	—	*
______________
 * Less than 1%

(1)	Based solely on information contained in a Schedule 13G/A filed on January 27, 2016 by Kayne Anderson Capital Advisors, LP.

(2)	Based solely on information contained in a Schedule 13G/A filed on February 4, 2016 by Oppenheimer Funds, Inc.

(3)	Based solely on information contained in a Schedule 13G filed on February 16, 2016 by Huber Capital Management, LLC.

(4)	Based solely on information contained in a Schedule 13G/A filed on December 31, 2015.

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

Indemnification

Under the omnibus agreement, Golar agreed to indemnify us for a period of five years after our initial public offering against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of our initial public offering are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Golar for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Golar is liable for claims only to the extent such aggregate amount exceeds $500,000.

Golar will also indemnify us for liabilities related to:

•
certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of our initial public offering;

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

Our Management Agreements

Management and Administrative Services Agreement
In connection with our IPO, we entered into a management and administrative services agreement (as amended and restated, the management and administrative services agreement) with Golar Management, pursuant to which Golar Management agreed to provide certain commercial, management and administrative support services to us, such as accounting, auditing, legal, insurance, IT, cash management, clerical, investor relations and other administrative services. In addition, certain officers and directors of Golar Management are to provide executive officer functions for our benefit. These officers of Golar Management are responsible for our day-to-day management, subject to the direction of our board of directors. As of July 1, 2011, we and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers. The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the management and administrative services agreement entered into at the time of our IPO.  The management and administrative services agreement expires in May 2016, but we expect to extend this agreement on similar terms.

The management and administrative services agreement may be terminated prior to the end of its term by us upon 120 days’ notice for any reason in the sole discretion of our board of directors. For each of the years ended December 31, 2015, 2014, and 2013, the fees under the management and administrative services agreement were $2.9 million, $2.9 million, and $2.6 million, respectively. Golar Management may terminate the management and administrative services agreement upon 120 days notice in the event of certain circumstances, such as a change of control of us or our general partner, an order to wind up the partnership, amongst other events. A change of control under the management services agreement means an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors of the entity are acquired, directly or indirectly, by a person or group, who did not immediately before such acquisition, own securities of the entity entitling such person or group to elect such majority.

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

A portion of the management fee paid to Golar Management pursuant to the management and administrative services agreement described above related to services provided by Helm Energy Advisors Inc., a private company that provides advisory services to the global energy sector and of which Mr. Arnell is the President and Chief Executive Officer.

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

Fleet management agreements
Each vessel in our fleet is subject to management agreements, pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, principally Golar Management and Golar Management Norway, as described below. Under these fleet management agreements, our subsidiaries pay fees to, and reimburse the costs and expenses of the vessel managers as described below.

Golar Management Limited

The vessel owning subsidiaries (or disponent owners of the vessels) have each entered into separate vessel management agreements directly (or in the case of Golar Mazo, indirectly) with Golar Management to manage the vessels in accordance with sound and commercial technical vessel management practice, so far as practicable, which includes principally:

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

The aggregate management fees payable under these fleet management agreements for each of the years ended December 31, 2015, 2014, and 2013 was $7.6 million, $7.7 million, and $6.7 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement.

Vessels	Vessels Management Agreements
	Term	Notice for termination
Golar Mazo* Methane Princess Golar Spirit Golar Winter Golar Freeze NR Satu Golar Grand Golar Maria Golar Igloo Golar Eskimo	Equal to the Pertamina charter term Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite	12 months** 30 days 30 days 30 days 30 days 30 days 30 days 30 days 30 days 30 days
*The vessel management agreement is between Faraway and Aurora Management Inc. (“Aurora Management”), in which the Partnership has a 90% ownership interest, but which Aurora Management has indirectly subcontracted to Golar Management.
**The vessel management agreement may be terminated prior to the end of the initial Pertamina charter term in 2017 upon 12 months’ notice under certain circumstances, including but not limited to, loss of ownership of the vessel, loss of the vessel, cease of charter to Pertamina, non-payment of money owed, material breach of the agreement, bankruptcy or dissolution of either party or the inability to carry out obligations under the agreement due to force majeure.

Technical Management Sub-Agreement with Golar Management Norway (formerly Golar Wilhelmsen)

In order to assist with the technical management of each of the vessels in our current fleet, Golar Management has entered into the BIMCO Standard Ship Management Agreement with Golar Management Norway, or GMN, as sub-managers, for the operations of our fleet (the Vessels Sub-Management Agreement). The Vessels Sub-Management Agreement provides that GMN must use its best endeavors to provide the following technical services:

•
Crew Management. GMN must provide suitably qualified crew for each vessel and provide for the management of the crew including, but not limited to, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, and conducting union negotiations.

•
Technical Management. GMN must provide for the technical management of each vessel, which includes, but is not limited to the provision of competent personnel to supervise the maintenance and efficiency of the vessel; arrange and supervise drydockings, repairs, alterations and maintenance of such vessel and arrange and supply the necessary stores, spares and lubricating oils.

The aggregate management fees payable under the technical management sub-agreement for each of the years ended December 31, 2015, 2014, and 2013 was $3.5 million, $3.5 million, and $2.7 million, respectively. Golar Management is responsible for payment of the annual management fee to GMN in respect of the vessels. We are not responsible for paying this management fee to GMN. This fee is subject to upward adjustments based on cost of living indexes in the domicile of GMN. GMN is entitled to extra remuneration for the performance of tasks outside the scope of the Vessels Sub-Management Agreement.

The Vessels Sub-Management Agreement will terminate upon failure by either party to meet its obligations under the agreement, in the case of the sale or total loss of the vessel, or in the event an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed. In addition, Golar Management must indemnify GMN and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the agreement.

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona) PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona currently receives a fee of $400,000 per annum. This fee is subject to review annually and revision by mutual agreement of the parties.

 The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination.

Sponsor Credit Facility

In connection with the closing of our IPO, we entered into the sponsor credit facility with Golar, to fund our working capital requirements. The sponsor credit facility is interest-free and unsecured. The facility matured in June 2015.

Other Related Party Transactions

The following is a discussion of certain other related party transactions and agreements that we entered into or were party to during the year ended December 31, 2015 and through to April 29, 2016:

Vessel Acquisitions and Related Transactions

In connection with the acquisition of the Golar Grand from Golar in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we had the option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the charterer did not renew or extend the existing charter after the initial term. In February 2015, we exercised our option requiring Golar to charter the vessel until October 2017 at approximately 75% of the hire rate that would have been payable by BG Group (see note 26 of our consolidated financial statements).

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which it paid to us an aggregate amount of $22.0 million in six equal monthly installments for the period January 1, 2015 to June 30, 2015 for the right to use the Golar Eskimo. We in return remitted to Golar $12.9 million of hire payments actually received with respect to the vessel during this period.
We financed a portion of the cash purchase price of the Golar Eskimo with the proceeds of a $220.0 million unsecured non-amortizing loan to us from Golar (or the Eskimo Vendor Loan) that required repayment within two years (with a prepayment incentive fee of up to 1.0% of the loan amount) and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%. The loan was repaid in full in November 2015.
In November 2015, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with the Tundra Lease, Golar entered into a guarantee in favor of Tundra SPV, pursuant to which, in the event that Tundra Corp is in default of its obligations under the Tundra Lease, Golar, as primary guarantor, will settle any liabilities due within five business days. In addition, we entered into a further guarantee, pursuant to which, in the event Golar is unable to satisfy its obligations as the primary guarantor, Tundra SPV may recover from us, as the deficiency guarantor. Under a separate side agreement, Golar has agreed to indemnify us for any costs incurred in our capacity as deficiency guarantor. Upon the completion of the Tundra Acquisition, Golar’s guarantee of the obligations of Tundra Corp under the Tundra Lease will terminate along with its agreement to indemnify us pursuant to the separate side agreement, and we will become the primary guarantor of Tundra Corp’s obligations under the Tundra Lease.

In February 2016, we agreed to acquire from Golar interests in Tundra Corp, the disponent owner and operator of the Golar Tundra, for a purchase price of $330.0 million less approximately $230.0 million of net lease obligations under the Tundra Lease and net working capital adjustments. The Golar Tundra is subject to the Golar Tundra Time Charter with WAGL, a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd.), for an initial term of five years, which may be extended for an additional five years at WAGL’s option. The Golar Tundra is expected to commence operations under the Golar Tundra Time Charter in the second quarter of 2016. In connection with the Tundra Acquisition, we will enter into an agreement with Golar pursuant to which Golar will pay to us a daily fee plus operating expenses, aggregating approximately $2.6 million per month, for the right to use the FSRU from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences operations under the Golar Tundra Time Charter. In return we will remit to Golar any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Tundra Acquisition, we shall have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the purchase price (the “Tundra Put Option”). In February 2016, we paid a $30.0 million deposit to Golar towards the total purchase price of the Tundra Acquisition. We intend to pay the remaining portion of the cash purchase price using borrowings under the $800 million credit facility. The Tundra Acquisition is expected to close in May 2016.

Trading and Other Balances

Receivables and payables with Golar and its subsidiaries comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on our behalf, including vessel management and administrative service fees due to Golar. In November 2015 and in January 2016, we also provided loans to Golar in the amount of $50 million and $30 million and for fixed periods of 28 days and 60 days respectively. We charged interest on these loan at a rate of LIBOR plus 5%.

Methane Princess Lease Security Deposit Movements

This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease (see note note 26 of our consolidated financial statements).

Dividends to China Petroleum Corporation

During the years ended December 31, 2015, 2014 and 2013, Faraway Maritime Shipping Co. (owns and operates the Golar Mazo), which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $11.4 million, $13.7 million,, and $10.6 million, respectively.

Dividends to Golar

We have declared and paid quarterly distributions totaling $52.1 million, $61.3 million, and $63.7 million to Golar for each of the years ended December 31, 2015, 2014 and 2013, respectively.

Please see note 26 to our consolidated financial statements.

C.            Interests of Experts and Counsel

Not applicable.

Item 8.                                   Financial Information

A.            Consolidated Statements and Other Financial Information

Please see “Item 18 — Financial Statements” below for additional information required to be disclosed under this item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. We believe PTGI has strong merits to support its position. However, there can be no assurance that PTGI’s position will be prevail. In the event of a negative outcome, in addition to the liability for VAT, there is the possibility that interest and penalties at 2% per month may be applied from the point when the waiver was initially issued up until the date of payment of the VAT deemed due together with penalties applied. However, as the court proceedings have just commenced it is not possible to predict the maximum potential exposure. In the event that the cancellation of the waiver is upheld which we do not believe to be probable, PTGI will be indemnified by PTNR under the TCP for the NR Satu for any VAT liability as well as the related interest and penalties.

UK tax lease benefits

One of our vessels is currently financed by a UK tax lease. Under the terms of the leasing arrangements of a UK tax lease, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of loss. See Note 27 “Other Commitments and Contingencies” to our consolidated financial statements included herein for further details.

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

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. Golar currently owns approximately 4.2% of our common units and all of our subordinated units.

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

•
PTGI is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PTGI has positive retained earnings. As of December 31, 2015 and 2014, PTGI had negative retained earnings and therefore could not make dividend payments under Indonesia law.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel (including, without limitation, through a customer’s exercise of its purchase option) or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3—Key Information—D. Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2015, the aggregate amount of cash distributions paid was $152.9 million.

On February 12, 2016, we paid a cash distribution of $0.5775 per unit in respect of the three months ended December 31, 2015. The aggregate amount of the distribution was $38.2 million.

On April 25, 2016, we declared a cash distribution of $0.5775 per unit in respect of the three months ended March 31, 2016. The distribution is payable on May 13, 2016 to all unitholders on record as of the close of business on May 6, 2016.

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

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.  Our general partner and Golar currently hold the incentive distribution rights. The incentive distribution rights may be transferred separately from our general partner interest. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels.  The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount” until available cash from operating surplus we distribute reaches the next target distribution level, if any.  The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

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

B.            Significant Changes

Not applicable.

Item 9.                                   The Offer and Listing

C.            Markets

Our common units started trading on The Nasdaq Global Market under the symbol “GMLP” on April 8, 2011.

The following table sets forth the high and low prices for the common units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2015	$32.28	$7.55
Year ended December 31, 2014	$39.35	$26.54
Year ended December 31, 2013	$36.00	$27.55
Year ended December 31, 2012	$39.05	$25.52
Year ended December 31, 2011 (1)	$30.91	$22.41

Second quarter 2016 (2)	$18.35	$14.00
First quarter 2016	$16.63	$8.02
Fourth quarter 2015	$18.66	$7.55
Third quarter 2015	$25.10	$14.14
Second quarter 2015	$30.25	$24.31
First quarter 2015	$32.28	$24.12
Fourth quarter 2014	$38.39	$26.54
Third quarter 2014	$39.35	$32.79
Second quarter 2014	$38.50	$29.44
First quarter 2014	$31.70	$28.66

Month ended April 30, 2016 (2)	$18.35	$14.00
Month ended March 31, 2016	$16.63	$13.76
Month ended February 28, 2016	$14.98	$11.24
Month ended January 31, 2016	$14.21	$8.02
Month ended December 31, 2015	$14.92	$7.55
Month ended November 30, 2015	$18.66	$14.16
Month ended October 31, 2015	$18.65	$14.09

(1) For the period from April 8, 2011 through December 31, 2011.

(2) For the period from April 1, 2016 through April 28, 2016.

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

1.
Credit facility agreement dated September 29, 2008 providing for a Senior Secured Revolving Credit Facility by and among Golar LNG Partners L.P. (as borrower) and the Banks and Financial Institutions Referred to therein (as lenders). In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility). The loan is secured against the Golar Spirit and assignment to the lending bank of a mortgage given to us by the lessors of the Methane Princess and the Golar Spirit, with a second priority charge over the Golar Mazo. The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a summary of certain terms.

2.
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.  See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

3.
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

4.
First Amended and Restated Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited. In connection with our initial public offering, we entered into a management and administrative services agreement (as amended and restated, the management and administrative services agreement) with Golar Management, pursuant to which Golar Management agreed to provide certain management and administrative support services to us. As of July 1, 2011, we and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers. The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the management and administrative services agreement entered into at the time of our initial public offering. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

5.
Contribution and Conveyance Agreement, dated as of April 5, 2011, among Golar LNG Limited, Golar GP LLC, Golar LNG Partners LP, Golar LNG Holding Co., and Golar Partners Operating LLC, pursuant to which, among other things, Golar contributed interests in certain vessels in our initial fleet to us in connection with our initial public offering.

6.
Time Charter Party dated July 2, 1997 between Faraway Maritime Shipping Company and Pertamina.  See “Item 4—Information on the Partnership—B. Business Overview—Charters” for a summary of certain contract terms.

7.
Time Charter Party dated August 27, 2003 between Golar 2215 UK Ltd. and Methane Services Limited.  See “Item 4—Information on the Partnership—B. Business Overview—Charters” for a summary of certain contract terms.

8.
Time Charter Party dated September 4, 2007 between Golar Spirit UK Ltd. and Petróleo Brasileiro S.A. “Item 4—Information on the Partnership—B. Business Overview—Charters” for a summary of certain contract terms.

9.
Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. “Item 4—Information on the Partnership—B. Business Overview—Charters” for a summary of certain contract terms.

10.
Time Charter Party dated September 4, 2007 between Golar Winter UK Ltd. and Petróleo Brasileiro S.A.  See “Item 4—Information on the Partnership—B. Business Overview—Charters” for a summary of certain contract terms.

11.
Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. See “Item 4—Information on the Partnership—B. Business Overview—Charters” for a summary of certain contract terms.

12.
$20.0 Million Revolving Credit Agreement, dated April 11, 2011, by and between Golar LNG Partners LP and Golar LNG Limited, as amended by supplemental deed dated April 29, 2015.  In connection with our initial public offering, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements. The sponsor credit facility matured in June 2015.

13.
Purchase, Sale and Contribution Agreement, dated October 5, 2011, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., pursuant to which we acquired a 100% interest in subsidiaries that own and operate the FSRU, the Golar Freeze from Golar for a purchase price of $330.0 million for the vessel plus $9.0 million of working capital adjustments less assumed bank debt of $108.0 million.

14.
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., pursuant to which we acquired from Golar interests in the companies that own and operate the NR Satu for a purchase price of approximately $385.0 million for the vessel plus working capital adjustments of $3.0 million.

15.
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd, providing for, among other things, the acquisition of the Golar Grand for a purchase price of $265.0 million for the vessel plus working capital adjustments of $2.6 million less the assumed capital lease obligations of $90.8 million.

16.
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower. PT Golar Indonesia, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable after 7 years. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long Term Debt—NR Satu Facility” for a summary of certain terms.

17.
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria for a purchase price of approximately $215.0 million less the assumed debt of $89.5 million.

18.
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee. We completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds bear interest at a rate equal to 3 months NIBOR plus a margin of 5.20% payable quarterly. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-term Debt—Golar PArtners Operating Credit Facility” for a summary of certain terms.

19.
$275 million Facility Agreement, dated June 25, 2013, by and among a group of banks as the lender and Golar Partners Operating LLC as the borrower. We refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The total facility amount is $275 million and is split into two tranches, a $225 million term loan facility and a $50 million revolving facility. The facility bears interest at LIBOR plus a margin of 3%. The loan is payable on a quarterly basis with a final balloon payment of $130 million payable after 5 years. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a summary of certain terms.

20.
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for the acquisition of the Golar Igloo for a purchase price of approximately $310.0 million less assumed debt of $161.3 million plus the fair value of the interest rate swap asset of $3.6 million and net working capital adjustments.

21.
The Purchase, Sale and Contribution Agreement dated December 15, 2014, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Eskimo for a purchase price of $330.0 million for the vessel plus $9.0 million of working capital adjustments less assumed bank debt of $108.0 million.

22.
Letter Agreement, dated January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Vessel Acquisitions and Related Transactions” for a summary of certain terms.

23.
Eskimo Vendor Loan agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Vessel Acquisitions and Related Transactions” for a summary of certain terms.

24.
Facility Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 24, 2013. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt—Golar Igloo Debt”.

25.
Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Long-Term Debt”.

26.
Second Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt”.

27.
$120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt”.

28.
$125 million Facilities Agreement dated June 17, 2010, among Golar Freeze Holding Co., DnB NOR Bank ASA, as Facility Agent and Security Agent, the lenders party thereto and the other parties thereto. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt”.

29.
Supplemental Deed, dated December 23, 2014, relating to the $120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

30.
Time charter party agreement by and between Golar Grand Corporation and Golar Trading Corporation, with respect to the Golar Grand, dated as of May 27, 2015. See “Item 4—Information on the Partnership—B. Business Overview—Our Fleet and Customers”.

31.
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See “Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Long-Term Debt-Norwegian Bonds” for a summary of certain terms.

32.
Fourth Supplemental Deed to facility agreement, made by and among DNB Bank ASA (formerly known as DnB NOR Bank ASA), Citigroup Global Markets Limited and DVB Bank SE, London Branch, as the mandated lead arrangers, the other lenders party thereto, Golar LNG 2234 LLC, as borrower, and the other parties thereto, with respect to the Maria and Freeze refinancing. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt—Golar Maria and Golar Freeze Facility”.

33.
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Vessel Acquisitions and Related Transactions”.

34.
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Long-Term Debt—$800 million credit facility” for a summary of certain terms.

35.
Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar Eskimo Corp, and a subsidiary of China Merchants Bank Limited (Eskimo SPV), dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo. See note 5 “Variable Interest Entities” in the notes to our consolidated financial statements for a summary of certain terms.

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

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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
Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “-PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
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
Medicare Tax on Net Investment Income
Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.
Sale, Exchange or Other Disposition of Common Units
Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under “-Distributions.” Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.
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

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.
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
Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (or the Fifth Circuit) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.
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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

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
United Kingdom Tax Consequences
The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident for tax purposes in the United Kingdom (non-UK Holders).
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
The discussion that follows is based upon existing United Kingdom legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below. Unless the context otherwise requires, references in this section to “we”, “our”, or “us” are references to Golar LNG Partners LP.
Taxation of Non-UK Holders
Under the United Kingdom Tax Acts, non-UK holders will not be subject to any United Kingdom taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	we are not treated as carrying on a trade, profession or vocation in the United Kingdom;

•	such holders do not have a branch or agency or permanent establishment in the United Kingdom to which such common units pertain; and

•	such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a trade, profession or vocation in the United Kingdom.

A non-United Kingdom resident company or an individual not resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom. Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom. Consequently, we expect that non-UK Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of their common units.
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

F.             Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 Significant Accounting Policies to our audited consolidated financial statements. Further information on our exposure to market risk is included in note 25 “Financial Instruments” to our audited consolidated financial statements included elsewhere in this Annual Report.

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

As of December 31, 2015, the notional amount of the designated interest rate swaps hedged against our debt (excluding the cross currency swap) was $142.5 million. The principal of the loans and net capital lease obligations, net of restricted cash, outstanding as of December 31, 2015 was $1,294.6 million. Based on our floating rate bank debt outstanding (excluding balances drawn down on our revolving credit facilities) of $1,007.8 million as of December 31, 2015, a 1% increase in the floating interest rate would increase interest expense by $2.8 million for the year ended December 31, 2016. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2015, please see note 25 to our audited consolidated financial statements included elsewhere in this Annual Report.

Foreign currency risk. A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reals in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reals. Based on our Pound Sterling expenses for the year ended December 31, 2015, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.7 million. Based on our Brazilian Reals expenses for the year ended December 31, 2015, a 10% depreciation of the U.S. Dollar against the Brazilian Reals would have increased our net revenue and expenses by approximately $0.9 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reals. Based on the crew costs for the year ended December 31, 2015, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reals would increase our crew cost by approximately $1.9 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of December 31, 2015, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a foreign exchange movement of approximately $0.9 million.

In 2012 we issued senior unsecured high-yield bonds denominated in Norwegian Kroner. We are therefore exposed to the currency movements on the outstanding principal amount of $147.0 million as of December 31, 2015. In order to hedge this exposure, we entered into cross currency interest rate swaps with banks to exchange our NOK payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if upon the occurrence of a change of control event, the bondholders exercise their right of pre-payment.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2015. Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

(b)         Management’s Annual Report on Internal Control over Financial Reporting

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

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Partnership’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2015, the Partnership’s internal control over financial reporting is effective.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

(d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

Item 16.                          [Reserved]

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Lori Wheeler Naess qualifies as an audit committee financial expert and is independent under applicable Nasdaq and SEC standards.

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

Fees Incurred by the Partnership for Ernst & Young LLP and PricewaterhouseCoopers LLP’s Services

In 2015 and 2014, the fees rendered by the auditors were as follows:

	2015	2014
Audit Fees	$808,593	$602,385
Tax Fees	104,471	64,040
	$913,064	$666,425

Audit Fees

Audit fees for 2015 and 2014 include fees related to aggregate fees billed for professional services rendered by the principal accountant, for the audit of the Partnership’s annual financial statements and services provided by the principal accountant, in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Total audit fees incurred with respect to Ernst & Young LLP were approximately $0.8 million and $0.5 million for 2015 and 2014, respectively. Total audit fees incurred with respect to PricewaterhouseCoopers LLP were $nil and approximately $0.1 million for 2015 and 2014, respectively.

Tax Fees

Tax fees for 2015 are largely for tax consultation services, provided by Ernst & Young LLP. Tax fees for 2014 were largely for tax consultation services, provided by Ernst & Young LLP and PricewaterhouseCoopers LLP, respectively.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2015.

Item 16D.                Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2015, our Board of Directors approved a common unit repurchase program of up to $25.0 million of the outstanding common units of the Partnership in the open market over a two year period. As of December 31, 2015, we had repurchased a total of 496,000 common units for an aggregate cost of $6.0 million. In accordance with the provisions of the Partnership Agreement, all units repurchased are deemed canceled and not outstanding, with immediate effect.

Month of repurchase	Total number of common units purchased	Average price paid per common unit	Total number of common units purchased as part of publicly announced plans or program	Maximum value of common units that may be purchased under the plans or program
December 2015	496,000	$12.03	496,000	$25,000,000
As of December 31, 2015	496,000		496,000	$19,000,000

In August 2015, the Board of Directors of Golar approved a common unit purchase program under which Golar may purchase up to $25.0 million worth of our outstanding common units in open market purchases. Between August and September 2015, Golar purchased a total of 240,000 common units held in a series of open market transactions, at a combined total cost of $5.0 million.

Month of repurchase	Total number of common units purchased	Average price paid per common unit	Total number of common units purchased as part of publicly announced plans or program	Maximum value of common units that may be purchased under the plans or program
August 2015	167,000	$20.81	167,000
September 2015	73,000	$20.91	73,000	$25,000,000
As of December 31, 2015	240,000		240,000	$20,000,000

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
1.2**
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

1.3**
Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners, L.P., dated December 13, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on January 11, 2013)

4.1**
Facility Agreement dated September 29, 2008 for a Senior Secured Revolving Credit Facility by and among Golar LNG Partners L.P. (as borrower) and the Banks and Financial Institutions Referred to therein (as lenders) (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.2**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.2(a)**
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.3**
First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.4**
Contribution and Conveyance Agreement, dated as of April 5, 2011, among Golar LNG Limited, Golar GP LLC, Golar LNG Partners LP, Golar LNG Holding Co., and Golar Partners Operating LLC (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.5**†
Time Charter Party dated July 2, 1997 between Faraway Maritime Shipping Company and Pertamina (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.6**†
Time Charter Party dated August 27, 2003 between Golar 2215 UK Ltd. and Methane Services Limited (incorporated by reference to Exhibit 10.6 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.7**†
Time Charter Party dated September 4, 2007 between Golar Spirit UK Ltd. and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.10**†
Time Charter Party dated September 4, 2007 between Golar Winter UK Ltd. and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.10 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.11**†
Operation and Services Agreement dated September 4, 2007 between Golar Serviços de Operação de Embarcações Limitada and Petróleo Brasileiro S.A. (incorporated by reference to Exhibit 10.11 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.13**	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.14**
$20.0 Million Revolving Credit Agreement by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.15**
Purchase, Sale and Contribution Agreement, dated October 5, 2011, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Freeze (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.16**
Loan Agreement, dated October 18, 2011, by and between Golar LNG Limited as the lender and Golar LNG Partners LP as the borrower (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

Exhibit Number	Description
4.17**
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the NR Satu (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 16, 2012)

4.18**
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Grand (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.19**
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.20**
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.21**
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.22**
$275 million Facility Agreement, dated June 25, 2013, by and among a group of banks as the lender and Golar Partners Operating LLC as the borrower (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 30, 2013)

4.23**
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Igloo (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 10, 2013)

4.24**
Facility Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 24, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.25**
Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.26**
Second Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.27**
Purchase, Sale and Contribution Agreement of the acquisition of the Golar Eskimo dated December 15, 2014 among Golar LNG Ltd, Golar LNG Partners LP and Golar Partners Operating LLC (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 19, 2014)

4.28**
Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on January 22, 2015)

4.29**
Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited, providing for the Eskimo Vendor Loan (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on January 22, 2015)

4.30**
$120 million Loan Agreement dated April 19, 2006 and as amended on February 27, 2008, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.31**
$125 million Facilities Agreement dated June 17, 2010, among Golar Freeze Holding Co., DnB NOR Bank ASA, as Facility Agent and Security Agent, the lenders party thereto and the other parties thereto (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.32**
Supplemental Deed, dated December 23, 2014, relating to the $120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.33**
Supplemental Deed, dated April 29, 2015, between Golar LNG Limited, as lender and Golar LNG Partners LP as borrower (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.34**
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 99.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on May 26, 2015)

4.35**
Time charter party agreement by and between Golar Grand Corporation and Golar Trading Corporation, with respect to the Golar Grand, dated as of May 27, 2015 (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 7, 2015)

4.36**
Fourth Supplemental Deed to facility agreement, made by and among DNB Bank ASA (formerly known as DnB NOR Bank ASA), Citigroup Global Markets Limited and DVB Bank SE, London Branch, as the mandated lead arrangers, the other lenders party thereto, Golar LNG 2234 LLC, as borrower, and the other parties thereto, with respect to the Maria and Freeze refinancing (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 7, 2015)

4.37**
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 2, 2016)

4.38*
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto

4.39*	Bareboat charter by and among Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015.
4.40*	Memorandum of Agreement by and among Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015.
4.41*	Common Terms Agreements, by and among Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo.
8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
15.2*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
99.1*	Letter from PricewaterhouseCoopers, Inc. addressed to the SEC regarding the disclosure provided in Item 16F
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

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

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive Officer
Date:	April 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

We have audited the accompanying consolidated balance sheet of Golar LNG Partners LP as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golar LNG Partners LP at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
April 29, 2016

The Board of Directors and Unitholders of Golar LNG Partners LP (and subsidiaries)

We have audited Golar LNG Partners LP's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Golar LNG Partners LP management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, Golar LNG Partners LP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of Golar LNG Partners LP and our report dated April 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
April 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Golar LNG Partners LP:

In our opinion, the consolidated statements of operations, comprehensive income, cash flows and changes in partners’ capital for the year ended December 31, 2013 present fairly, in all material respects, the results of operations and cash flows of Golar LNG Partners LP and its subsidiaries for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
United Kingdom
April 30, 2014

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of $, except per unit amounts)

	Notes	2015	2014	2013
Operating revenues
Time charter revenues	7	393,132	396,026	329,190
Time charter revenues from related parties	26	41,555	—	—
Total operating revenues		434,687	396,026	329,190
Operating expenses
Vessel operating expenses (1)		65,244	59,191	52,390
Voyage and commission expenses		7,724	6,048	5,239
Administrative expenses (2)		6,643	5,757	5,194
Depreciation and amortization		99,256	80,574	66,336
Total operating expenses		178,867	151,570	129,159
Operating income		255,820	244,456	200,031
Financial income (expense)
Interest income(3)		1,315	1,131	1,097
Interest expense (4)		(55,324)	(43,781)	(43,195)
Other financial items, net	8	(23,459)	(22,118)	(1,661)
Net financial expenses		(77,468)	(64,768)	(43,759)
Income before income taxes		178,352	179,688	156,272
Income taxes	9	(5,669)	5,047	(5,453)
Net income		172,683	184,735	150,819
Net income attributable to non-controlling interest		(10,547)	(10,581)	(9,523)
Net income attributable to Golar LNG Partners LP Owners		162,136	174,154	141,296
General Partner’s interest in net income (5)		18,469	23,908	13,796
Limited Partners’ interest in net income		143,667	150,246	127,500
Earnings per unit:
Common units (basic and diluted)	29	2.38	2.47	2.31
Cash distributions declared and paid per unit in the period	29	2.30	2.14	2.05
___________________________________________

(1)	This includes related party vessel management fee recharges of $7.6 million, $7.7 million and $6.7 million for the years ended December 31, 2015, 2014 and 2013, respectively. See note 26.

(2)	This includes related party management and administrative fee recharges of $2.9 million, $2.9 million and $2.6 million for the years ended December 31, 2015, 2014 and 2013, respectively. See note 26.

(3)	This includes related party interest income of $0.2 million, nil and nil for the years ended December 31, 2015, 2014 and 2013, respectively. See note 26.

(4)	This includes related party interest expense of $4.2 million, nil and $2.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. See note 26.

(5)	This includes net income attributable to IDR holders of $15.2 million, $18.3 million and $11.0 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of $)

	2015	2014	2013
Net income	172,683	184,735	150,819
Unrealized net (loss) gain on qualifying cash flow hedging instruments:
Other comprehensive (loss) income before reclassification (1)	(5,106)	(1,031)	7,370
Amounts reclassified from accumulated other comprehensive income (loss) to statement of operations (2)	(2,533)	1,339	(775)
Net other comprehensive (loss) income	(7,639)	308	6,595
Comprehensive income	165,044	185,043	157,414
Comprehensive income attributable to:
Partners’ Equity	154,497	174,462	147,891
Non-controlling interest	10,547	10,581	9,523
	165,044	185,043	157,414
__________________________________________
(1) There is no tax impact on any of the periods presented.
(2) Amounts reclassified from accumulated other comprehensive income (loss) to ‘Other financial items, net’ on the consolidated statements of operations relate to losses (gains) on cash flow hedges in respect of interest rate swaps.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014
 (in thousands of $)

	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents		40,686	98,998
Restricted cash	18	56,714	25,831
Trade accounts receivable	12	20,824	9,122
Other receivables and prepaid expenses	13	5,160	7,516
Amounts due from related parties	26	7,128	—
Inventories		1,339	89
Total current assets		131,851	141,556
Long-term assets
Restricted cash	18	136,559	146,552
Vessels and equipment, net	14	1,730,676	1,501,170
Vessel under capital lease, net	15	116,727	122,253
Intangible assets, net	16	99,096	16,032
Deferred charges	17	13,676	13,356
Other non-current assets	19	16,753	15,283
Total assets		2,245,338	1,956,202
LIABILITIES AND EQUITY
Current liabilities
Short-term debt due to related parties	26	—	20,000
Current portion of long term-debt	22	121,739	124,221
Trade accounts payable		3,959	2,621
Accrued expenses	20	21,230	21,700
Amounts due to related parties	26	—	9,851
Other current liabilities	21	119,084	99,481
Total current liabilities		266,012	277,874
Long-term liabilities
Long-term debt	22	1,223,049	908,311
Obligations under capital lease	23	143,112	150,997
Other long-term liabilities	24	16,650	17,281
Total liabilities		1,648,823	1,354,463
Commitments and contingencies (See note 27)
Equity
Partners’ capital:
Common unitholders: 45,167,096 units issued and outstanding at December 31, 2015 and 45,663,096 units issued and outstanding at December 31, 2014		486,533	490,824
Subordinated unitholders: 15,949,831 units issued and outstanding at December 31, 2015 and 2014		12,649	12,063
General partner interest: 1,257,408 units issued and outstanding at December 31, 2015 and 2014		40,293	33,320
Total partners’ capital		539,475	536,207
Accumulated other comprehensive loss		(9,725)	(2,086)
		529,750	534,121
Non-controlling interest		66,765	67,618
Total equity		596,515	601,739
Total liabilities and equity		2,245,338	1,956,202

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
 (in thousands of $)

	Notes	2015	2014	2013
Operating activities
Net income		172,683	184,735	150,819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		99,256	80,574	66,336
Recognition of foreign tax losses		(4,945)	(11,832)	—
Release of deferred tax asset		4,076	2,308	—
Amortization of deferred charges		6,308	3,554	5,828
Unrealized foreign exchange (gains) losses		(493)	(674)	(7,435)
Drydocking expenditure		(15,093)	(2,468)	(50,979)
Interest element included in obligations under capital leases		279	1,639	233
Change in assets and liabilities, net of effects from purchase of Golar Eskimo, Golar Igloo and Golar Maria:
Trade accounts receivable		(11,704)	(1,989)	(717)
Inventories		(642)	1,005	971
Prepaid expenses, accrued income and other assets		(311)	8,901	(9,747)
Other long term assets		3,499	—	—
Amounts due from/to related parties		(18,071)	6,659	1,581
Trade accounts payable		902	755	(1,820)
Accrued expenses		(4,578)	24	(6,632)
Restricted cash		(7,686)	—	—
Other current liabilities		(11,250)	3,789	241
Net cash provided by operating activities		212,230	276,980	148,679
Investing activities
Additions to vessels and equipment		(3,667)	(1,293)	(18,152)
Acquisition of Golar Eskimo, Golar Igloo and Golar Maria, net of cash acquired (1)	11	(5,971)	(155,319)	(119,927)
Short-term debt granted to related parties		(50,000)	—	—
Repayment of short-term debt granted to related parties		50,000	—	—
Restricted cash		10,372	(11,143)	54,027
Net provided by (cash used) in investing activities		734	(167,755)	(84,052)
Financing activities
Proceeds from short-term debt due to related parties		—	20,000	20,000
Repayment of short-term debt due to related parties		—	—	(20,000)
Proceeds from long-term debt	22	644,070	115,000	230,000
Repayments of long-term debt (including related parties)		(707,202)	(93,558)	(149,822)
Repayments of obligations under capital lease		—	(41)	(2,365)
Payments in connection with lease terminations		—	—	(250,980)
Financing arrangement fees and other costs		(6,628)	(846)	(4,794)
Proceeds from issuance of equity, net of issue costs	28	—	—	280,586
Common units repurchased and canceled	28	(5,970)	—	—
Restricted cash		(31,248)	—	—
Cash distributions paid		(152,898)	(140,142)	(119,875)
Dividends paid to non-controlling interests		(11,400)	(13,740)	(10,604)
Net cash used in financing activities		(271,276)	(113,327)	(27,854)
Net (decrease) increase in cash and cash equivalents		(58,312)	(4,102)	36,773
Cash and cash equivalents at beginning of period		98,998	103,100	66,327
Cash and cash equivalents at end of period		40,686	98,998	103,100
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid		52,814	43,011	44,651
Income taxes paid		5,124	2,707	5,575

________________________________________________________
(1)  In addition to the cash consideration paid for the acquisition of the Golar Eskimo, Golar Igloo and Golar Maria in 2015, 2014 and 2013 respectively, there was non-cash consideration in relation to the assumption of bank debt of $162.8 million, $161.3 million and $89.5 million, respectively (see note 11).

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of $)

	Partners’ Capital				Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
	Common Units		Subordinated Units	General Partner
Consolidated balance at December 31, 2012	169,515	—	3,713	5,447	(8,989)	169,686	71,858	241,544
Net income	91,576		35,924	13,796	—	141,296	9,523	150,819
Cash distributions (1)	(81,096)		(32,737)	(6,042)	—	(119,875)	—	(119,875)
Non-controlling interest dividends	—		—	—	—	—	(10,604)	(10,604)
Other comprehensive income	—		—	—	6,595	6,595	—	6,595
Net proceeds from issuance of common units	274,974		—	5,612	—	280,586	—	280,586
Contribution to equity (2)	20,641		—	421	—	21,062	—	21,062
Consolidated balance at December 31, 2013	475,610		6,900	19,234	(2,394)	499,350	70,777	570,127
Net income	111,351		38,895	23,908	—	174,154	10,581	184,735
Cash distributions (1)	(96,577)		(33,732)	(9,833)	—	(140,142)	—	(140,142)
Non-controlling interest dividends	—		—	—	—	—	(13,740)	(13,740)
Other comprehensive income	—		—	—	308	308	—	308
Contribution to equity	440		—	11	—	451	—	451
Consolidated balance at December 31, 2014	490,824		12,063	33,320	(2,086)	534,121	67,618	601,739
Net income	106,476		37,191	18,469	—	162,136	10,547	172,683
Cash distributions (1)	(104,797)		(36,605)	(11,496)	—	(152,898)	—	(152,898)
Non-controlling interest dividends	—		—	—	—	—	(11,400)	(11,400)
Other comprehensive loss	—		—	—	(7,639)	(7,639)	—	(7,639)
Common units repurchased and canceled	(5,970)		—	—	—	(5,970)	—	(5,970)
Consolidated balance at December 31, 2015	486,533		12,649	40,293	(9,725)	529,750	66,765	596,515
__________________________________________

(1)	This includes cash distributions to IDR holders for the years ended December 31, 2015, 2014 and 2013 of $8.7 million, $5.6 million and $3.7 million, respectively.

(2)
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

GOLAR LNG PARTNERS LP

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Partners LP (the “Partnership”, “we”, “our”, or “us”) was formed as an indirect wholly-owned subsidiary of Golar LNG Limited (“Golar”) in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

During April 2011, we completed our initial public offering (“IPO”). In connection with the IPO, (i) we issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in us; (ii) we issued to Golar GP LLC, a wholly-owned subsidiary of Golar and our general partner (the “General Partner”), a 2% general partner interest in us and 81% of our incentive distribution rights (“IDRs”); (iii) we issued to Golar LNG Energy Limited, a subsidiary of Golar (“Golar Energy”), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

Under the Partnership Agreement, the general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2011 until the time of our first annual general meeting (“AGM”) on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of our seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control of Golar, and from December 13, 2012, we no longer account for vessel acquisitions from Golar as transfers of equity interests between entities under common control.

As of December 31, 2015, we operated a fleet of six FSRUs and four LNG carriers. Our vessels operate under charter contracts with expiration dates between 2017 and 2025.

The consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2015, we recorded net current liabilities of $134.2 million. Included within current liabilities are: (i) mark-to-market valuations of our swap derivatives of $104.6 million (includes $89.0 million mark-to-market valuations for our cross-currency interest rate swap)maturing between 2018 and 2022 which we have no intention of terminating before maturity and hence realizing these liabilities prior to their maturity (see note 25); and (ii) deferred revenue of $11.0 million which relates to charter-hire received in advance from our charterers, thus, no cash outflows are expected in respect of these liabilities in the next twelve months.

In addition, the cash expected to be generated from operations (assuming the current rates earned from existing charters continues) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to service our debt interest, make scheduled loan repayments and pay cash distributions. Accordingly, as of April 29, 2016, we believe our current resources, including our undrawn revolving credit facilities of $53.5 million, are sufficient to meet our working capital requirements for at least the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which we are deemed to be the primary beneficiary. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as “Non-controlling interests”.

Principles of consolidation

A variable interest entity (VIE) is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In consolidating VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of VIEs, we will make a true-up adjustment for any material differences.

The accompanying consolidated financial statements include the financial statements of the entities listed in Notes 4 and 5.

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

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. Revenues generated from time charters, which we classified as operating leases, are recorded over the term of the charter as service is provided. We do not recognize revenues during days that the vessel is off-hire. Incentives for charterers to enter into lease agreements are spread evenly over the lease term. Revenue is presented net of indirect taxes, where applicable.

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

Penalties and interest related to uncertain tax positions are recognized in “Income taxes” in the Consolidated Statements of Operations.

Comprehensive Income

As of December 31, 2015, 2014 and 2013, our accumulated other comprehensive loss consist unrealized net loss on qualifying cash flow hedge.

(in thousands of $)	2015	2014	2013
Unrealized net loss on qualifying cash flow hedging instruments	(9,725)	(2,086)	(2,394)

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and which are held as cash collateral required for certain swaps and cash held by a VIE. We consider all short-term investments as held to maturity. These investments are carried at amortized cost. We place our short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Trade accounts receivable

Trade receivables are presented net of allowances for doubtful balances. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and vessel spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Vessels and equipment

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminium times the weight of the vessel noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

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

Useful lives applied in depreciation are as follows:

Vessels (not including converted FSRUs)	40 to 55 years
Vessels - Converted FSRUs	20 years from conversion date
Drydocking expenditure	2 to 5 years
Mooring equipment	11 years

Vessel under capital lease

We lease one vessel under an agreement that has been accounted for as a capital lease. Obligations under capital lease are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful life of the vessel. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of the vessel under capital lease is included within depreciation and amortization expense in the statement of operations. The vessel under capital lease is depreciated on a straight-line basis over the vessel’s remaining useful economic life, based on a useful life of 40 years. Refurbishment costs and drydocking expenditures incurred in respect of vessel under capital lease is accounted for consistently as that of an owned vessel.

Our capital lease is ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 24). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

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
The following table presents the market values and carrying values of certain of our vessels that we have determined to have a market value that is less than their carrying value as of December 31, 2015. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

Vessel	2015 Market value(1)	2015 Carrying value
(in millions of $)
Golar Winter	187.0	236.7
NR Satu	163.5	205.2
Golar Maria	135.0	197.5
Golar Mazo	119.0	147.8

(1) Market values are determined using reference to market comparable values as provided by independent valuation firms or appraisers as of December 31, 2015. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

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

Provisions

We, in the ordinary course of business, are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency was present at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If we have determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range. See note 27, “Other Commitments and Contingencies” for further discussion.

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

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in the balance sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other non-current assets” in the balance sheet, except if the current portion is a liability, in which case the current portion is included in “Other current liabilities”. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. We have adopted hedge accounting for certain of our interest rate swaps (including our cross currency interest rate swap) arrangements designated as cash flow hedges. For derivative instruments that are not designated or do not qualify as hedges, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in “Other financial items, net”.

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

Foreign currencies

We and our subsidiaries’ functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is U.S. dollars.

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
We issued 797,492 general partner units to the General Partner, then representing a 2% general partner interest in us, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash we distribute in excess of $0.4428 per unit per quarter.

Initial Public Offering

(iv)
In the IPO, Golar sold 13,800,000 of our common units to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. 1,800,000 of our common units were sold pursuant to the exercise of the overallotment option granted to the underwriters. Expenses relating to the IPO were borne by Golar.

Rights and Obligations of Partnership Units

•
Common units. These represent limited partner interests in us. During the subordination period, the common units have preferential distribution and liquidation rights over the subordinated units as described in note 29. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. These represent limited partner interests in us. Subordinated units have limited voting rights and most notably are excluded from voting in the election of the elected directors. During the subordination period, the common units have preferential distribution rights to the subordinated units (see note 29). The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, or in connection with the removal of the General Partner as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units under the circumstances described below.

•
General Partner units. General partner units have preferential liquidation and distribution rights over the subordinated units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, the General Partner in its sole discretion appoints three of the seven board directors.

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved as described in note 29.

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

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2015. Unless otherwise indicated, we own 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte. Ltd.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar 2226 UK Ltd	United Kingdom	Operates Golar Grand
Golar LNG 2234 Corporation	Republic of Liberia	Owns and operates Golar Maria
Golar Winter Corporation	Marshall Islands	Owns Golar Winter
Golar Grand Corporation	Marshall Islands	Owns Golar Grand
Golar Hull M2031 Corporation	Marshall Islands	Owns and operates Golar Igloo
Golar Eskimo Corporation**	Marshall Islands	Leases and operates Golar Eskimo
__________________________________________
* We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia (“PTGI”) pursuant to a Shareholder’s Agreement with the other shareholder of PTGI, PT Pesona Sentra Utama (“PT Pesona”). PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

** The above table excludes Eskimo SPV, from which we leased one of our vessels, the Golar Eskimo, under a sale and leaseback. See note 5.

5. VARIABLE INTEREST ENTITIES (VIEs)

Eskimo SPV

As of December 31, 2015, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary ("Eskimo SPV") of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a newly formed special purpose vehicle (SPV).

In November 2015 we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of December 31, 2015, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of December 31, 2015:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of December 31, 2015 is shown below:

(in $ thousands)	2016	2017	2018	2019	2020	After 2020
Golar Eskimo	12,825	12,825	12,825	12,825	12,825	61,982

The impact of Eskimo SPV’s assets and liabilities that most significantly impact our consolidated balance sheet is as follows:

(in $ thousands)	Golar Eskimo
Assets
Restricted cash (refer to note 18)	4,031

Liabilities
Long-term debt (refer to note 22)	254,070

Restricted cash represents cash in Eskimo SPV which is not available for use by the Partnership.

PTGI

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

The following table summarizes the balance sheets of PTGI as of December 31, 2015 and 2014:

(in thousands of $)	2015	2014
ASSETS
Cash	14,783	17,181
Restricted cash	10,281	10,152
Vessels and equipment, net*	311,751	333,152
Other assets	17,043	13,545
Total assets	353,858	374,030

LIABILITIES AND EQUITY
Accrued liabilities	9,247	6,307
Current portion of long-term debt	14,300	14,300
Amounts due to related parties	172,979	188,323
Long-term debt	97,800	112,100
Other liabilities	158	8,693
Total liabilities	294,484	329,723
Total equity	59,374	44,307
Total liabilities and equity	353,858	374,030

*PTGI recorded the NR Satu at the acquisition price when it purchased the vessel from a Golar related party entity. However, as of the date of the acquisition of the subsidiaries which own and operate the NR Satu, the acquisition was deemed to be a reorganization of entities under common control, and accordingly, we recorded the NR Satu at historical book values.

Trade creditors of PTGI have no recourse to our general credit.

The long-term debt of PTGI is secured against the NR Satu and has been guaranteed by us.

6. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In November 2015, the Financial Accounting Standards Board (“FASB”) amended Accounting Standards Codification (“ASC”) 740 to require companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. Also, companies will no longer allocate valuation allowances between current and non-current deferred tax assets because those allowances also will be classified as non-current. The guidance may be adopted on either a prospective or retrospective basis. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. However, early adoption in permitted. We have elected to adopt the guidance prospectively for annual periods beginning January 1, 2015.

Accounting pronouncements to be adopted

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for annual periods beginning after December 15, 2016 and interim periods, and for annual periods ending after December 15, 2016 and interim period within those periods. We have assessed that the adoption of this guidance will not have any impact on our consolidated financial position, results of operations and cash flows.

In January 2015, the FASB issued guidance to simplify the income statement presentation requirements by eliminating the concept of extraordinary items. The guidance is effective prospectively or retrospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued amendments to ASC 810 requiring re-evaluation of all legal entities under the revised consolidation model. Specifically, the amendments:

•	Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities;

•	Eliminate the presumption that a general partner should consolidate a limited partnership;

•	Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

•
Provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued amendments to ASC 835 that would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments. Entities must apply the amendments retrospectively. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We have chosen not to early adopt. Had we early adopted, debt issuance costs of $13.7 million as of December 31, 2015 (2014: $13.4 million) would have been reclassified from ‘Other long term assets’ to a direct deduction from ‘Current portion of long-term debt’ and ‘Long-term debt’.

ASC 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments using the practical expedient are categorized within the fair value hierarchy according to the date when the investment is redeemable. In May 2015, the FASB issued amendments to ASC 820 which have the effect of a) removing the requirement to categorize these investments and b) limiting disclosures of these investments. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued a new topic ASC 606, Revenue from Contracts With Customers. The intention of the topic is to harmonize revenue recognition requirements with the newly issued standard, IFRS 15, by the International Accounting Standards Board (IASB). The initial effective date for public business entities was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The revised effective date for public entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities will be permitted to adopt the standard as early as the original public entity effective date.We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In July 2015, the FASB issued amendments to ASC 330 that simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In August 2015, the FASB deferred by one year the effective date of its new revenue recognition standard for public and non-public entities reporting under US GAAP. The new revenue recognition standard will be effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities will be permitted to adopt the standard as early as the original public entity effective date, i.e. annual reporting periods beginning after December 15, 2016 and interim periods therein. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In September 2015, the FASB issued amendments to ASC 805. The guidance eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date. The guidance is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position and results of operations.

In March 2016, the FASB issued guidance (“Topic 842”) to increase transparency and comparability among organizations by requiring i) recognition of lease assets and lease liabilities on the balance sheet and ii) disclosure of key information about leasing arrangements. The accounting applied by lessors under Topic 842 is largely unchanged from previous GAAP. Some changes to the lessor accounting guidance were made to align both of the following: i) the lessor accounting guidance with certain changes made to the lessee accounting guidance and ii) key aspects of the lessor accounting model with revenue recognition guidance. Topic 842 will be effective for fiscal years and interim periods beginning after December 15, 2018, and early adoption is permitted. A modified retrospective approach is required for adoption for all leases that exist at or commence after the date of initial application with an option to use certain practical expedients. We are currently assessing whether we will early adopt, and the impact on our financial statements is not currently estimable.

7. SEGMENTAL INFORMATION

Operating segments are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During 2015, our fleet operated under time charters and in particular with nine charterers, Petrobras, PT Nusantara Regas (“PTNR”), Kuwait National Petroleum Company (“KNPC”), Dubai Supply Authority (“DUSUP”), Pertamina, the Hashemite Kingdom of Jordan (“Jordan”), BG Group plc, Eni S.p.A., and Golar. Petrobras is a Brazilian energy company. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates. Pertamina is the state-owned oil and gas company of Indonesia. BG Group plc is an energy company headquartered in the United Kingdom. Eni S.p.A is an integrated energy company headquartered in Italy.

In the years ended December 31, 2015, 2014 and 2013, revenues from each of the following customers accounted for over 10% of our consolidated revenues:

(in thousands of $)	2015		2014		2013
Petrobras	100,052	23%	99,976	25%	85,899	26%
PTNR	67,325	15%	66,345	17%	65,478	20%
KNPC	47,402	11%	43,220	11%	—	—%
DUSUP	41,970	10%	48,392	12%	48,029	15%
Pertamina	38,061	9%	40,004	10%	37,302	11%
BG Group plc	31,370	7%	68,884	17%	66,341	20%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries:

Revenues (in thousands of $)	2015	2014	2013

Brazil	100,052	99,976	85,899
Indonesia	67,325	66,345	65,478
Kuwait	47,402	43,220	—
United Arab Emirates	41,970	48,392	48,029

Fixed assets (in thousands of $)	2015	2014

Brazil	369,922	392,132
Jordan	286,974	—
Kuwait	275,684	281,946
Indonesia	205,188	219,610
United Arab Emirates	133,883	133,082

8. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2015	2014	2013
Amortization of deferred financing costs	(6,308)	(3,554)	(5,828)
Financing arrangement fees	(1,694)	(147)	(2,101)
Interest expense on un-designated interest rate swaps	(14,385)	(12,163)	(8,188)
Mark-to-market adjustment for interest rate swap derivatives (see note 25)	655	(5,953)	12,845
Mark-to-market adjustment for currency swap derivatives (see note 25)	16	—	(4,839)
Foreign exchange gain on capital lease obligations and related restricted cash	492	677	7,084
Foreign exchange loss on operations	(2,235)	(978)	(634)
Total	(23,459)	(22,118)	(1,661)

Amortization of deferred financing costs amounts to $6.3 million, $3.6 million and $5.8 million for the years ended December 31, 2015, 2014, and 2013, respectively. The charge in 2015 included a write-off of deferred charges of $1.2 million relating to the refinancing of Golar Freeze and a write-off of $1.1 million relating to a proposed financing transaction that was canceled. The charge in 2013 included a write-off of deferred charges of $2.7 million relating to the refinancing of the Golar Winter and the Golar Grand in June 2013.

Financing arrangement fees and other costs of $1.7 million in 2015 included $0.4 million of commitment fees in relation to the Golar Partners Operating credit facility and $0.3 million in relation to a performance guarantee fee. Financing arrangement fees of $2.1 million in 2013 included $1.2 million of commitment fees in relation to the Golar Partners Operating credit facility.

9. TAXATION

The components of income tax (credit) expense are as follows:

(in thousands of $)	2015	2014	2013
Current tax expense (credit):
United Kingdom	(1,098)	852	(373)
Indonesia	3,641	544	5,047
Brazil	716	1,136	779
Kuwait	2,133	1,945	—
Total current tax expense	5,392	4,477	5,453
Deferred tax (income) expense:
Indonesia	(869)	(9,524)
Jordan	1,146	—	—
Total income tax expense (credit)	5,669	(5,047)	5,453

The income taxes for the years ended December 31, 2015, 2014 and 2013 differed from the amounts computed by applying the Marshall Islands statutory income tax rate of 0% as follows:

	Year ended December 31,
(In thousands of $)	2015	2014	2013
Income taxes at statutory rate	—	—	—
Effect of change on uncertain tax positions relating to prior year	(1,894)	(5,042)	—
Effect of recognition of deferred tax asset	(4,945)	(9,524)	—
Effect of taxable income in various countries	12,508	9,519	5,453
Total tax expense (credit)	5,669	(5,047)	5,453

United States

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of vessels is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must either satisfy certain public trading requirements or be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. Our management believes that we satisfied these requirements and therefore by virtue of the above provisions, we were not subject to tax on its U.S. source income.

United Kingdom

Current taxation credit of $1.1 million, charge of $0.9 million and credit of $0.4 million for the years ended December 31, 2015, 2014 and 2013, respectively, relate to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by our UK subsidiary companies and are comprised of revenues from the operation of certain of our vessels. The statutory tax rate in the United Kingdom as of December 31, 2015 was 20%.

Brazil

Current taxation charges of $0.7 million, $1.1 million and $0.8 million for the years ended December 31, 2015, 2014 and 2013, respectively, refer to taxation levied on the operations of our Brazilian subsidiary.

Indonesia

Current taxation charges of $3.6 million, $0.5 million and $5.0 million for the years ended December 31, 2015, 2014 and 2013, respectively, refer to taxation levied on the operations of our Indonesian subsidiary. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the time charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only if there is a change in Indonesian tax laws or certain stipulated tax assumptions.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net tax benefit for the year ended December 31, 2015 and 2014 principally relate to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the prior and current years. The historical foreign net operating losses relating to these positions recognized in the years ended December 31, 2015 and 2014 were
$4.9 million and $9.5 million, respectively. $4.1 million of these losses have been utilized during 2015, resulting in a closing deferred tax asset balance of $10.4 million.

Kuwait

Current taxation charges of $2.1 million, $1.9 million and $nil for the years ended December 31, 2015, 2014 and 2013, respectively, relates to taxation levied on our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC.

Jordan

Deferred tax relates to tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The net deferred tax expense for the year ended December 31, 2015 is principally related to differences in depreciation and net operating losses. We recorded a deferred tax asset of $1.0 million in relation to net operating losses and a deferred tax liability of $2.1 million relating to differences in depreciation resulting to a net deferred tax liability of $1.1 million in the year ended December 31, 2015.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
UK	2012
Brazil	2010
Indonesia	2012
Kuwait	2015
Jordan	2015

Interest and penalties charged to “Income taxes” in our statement of operations amounted to $nil, $0.3 million and $0.8 million for the years ended December 31, 2015, 2014 and 2013 respectively.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Deferred taxes are classified as follows:

Indonesia

(in thousands of $)	2015	2014
Short-term deferred tax asset	—	3,085
Long-term deferred tax asset	10,393	6,439
Deferred tax asset	10,393	9,524

Jordan

(in thousands of $)	2015	2014
Long-term deferred tax asset	956	—
Long-term deferred tax liability	(2,102)	—
Net deferred tax liability	(1,146)	—

As of December 31, 2015, deferred tax assets related to net operating loss (“NOL”) carryforwards were generated from our Indonesia and Jordan operations, amounting to $41.6 million and $19.1 million, respectively. These NOL carryforwards from Indonesia and Jordan, which can be used to offset future taxable income, will expire in 2018 and 2020 respectively if not utilized.

As of December 31, 2015, a deferred tax liability of $2.1 million was recognized in respect of the tax depreciation in excess of the accounting depreciation for the Golar Eskimo. This deferred tax asset on Jordan losses is netted off against the deferred tax liability, to arrive at a net deferred tax liability of $1.1 million.

A reconciliation of deferred tax assets, net, is shown below:

Indonesia

(in thousands of $)	2015	2014	2013
Balance at January 1	9,524	—	—
Recognition of deferred tax assets on previously unrecognized losses	4,945	13,920	6,070
Utilization of tax losses	(4,076)	(4,396)	—
Movement in valuation allowance	—	—	(6,070)
Balance at December 31	10,393	9,524	—

Jordan

(in thousands of $)	2015
Balance at January 1	—
Origination of deferred tax asset on tax losses	956
Origination of deferred liability on fixed asset temporary differences	(2,102)
Balance at December 31	(1,146)

There is no deferred tax for the years ended December 31, 2014 and 2013 in Jordan.

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or (ii) in the case of PTGI, the Partnership intends to utilize surplus earnings to reduce borrowings or reinvest its earnings, as opposed to making any distribution.

Expiry of net operating losses carried forward relating to the NR Satu and the Golar Eskimo are as follows:

(in thousands of $)	Amount	Date of expiry
Net operating losses in 2013 (NR Satu)	41,572	2018
Net operating losses in 2015 (Golar Eskimo)	19,124	2020

Uncertainty in tax positions

As of December 31, 2015, we recognized a provision of $2.2 million for certain immaterial risks in various jurisdictions.

In addition, PTGI is also a party to ongoing tax discussions with the Indonesian tax authorities with regard to cancellation of the waiver of approximately $24.0 million in VAT importation charges on the NR Satu, which PTGI secured in April 2012 when the vessel was imported. In November 2015, the Indonesian tax authorities notified PTGI that they would be canceling the 2012 waiver that was issued. The cancellation letter was received in December 2015. The court proceedings commenced in April 2016 and PTGI is disputing the cancellation. We believe we have strong merits to support our position. In the event that the cancellation is upheld, which we do not believe to be probable, PTGI will be indemnified by PTNR under our time charter party agreement entered with them. Please see note 27.

10. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2015, were as follows:

Year ending December 31, (in thousands of $)	Total
2016	438,377
2017	438,044
2018	319,264
2019	253,705
2020	225,372
2021 and thereafter	682,807
Total	2,357,569	(1)
____________________________________
(1) This includes revenues from Golar relating to the Option Agreement entered into in connection with the acquisition of the Golar Grand in November 2012. Prior to February 2015, the Golar Grand operated under a time charter with BG Group which was not extended beyond its initial term and expired in February 2015. In February 2015, we exercised our option requiring Golar to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group.

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

The time charter with KNPC for the Golar Igloo is for five nine month regasification seasons. Every year KNPC has the option to extend the regasification season. In addition, KNPC has the option to extend the charter by one regasification season. The minimum contractual future revenues above assumes that both these options will not be exercised.

Jordan has the option, for a termination fee, to terminate the charter after the fifth anniversary of the delivery date of the Golar Eskimo. The minimum contractual future revenues above assumes that this option will not be exercised.

The cost and accumulated depreciation of vessels leased to charterers at December 31, 2015 and 2014 were $2,431.7 million and $2,121.0 million; and $584.4 million and $497.5 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

11.  BUSINESS COMBINATIONS

We acquired from Golar equity interests in the subsidiaries which own and operate the Golar Eskimo, the Golar Igloo, and the Golar Maria on January 20, 2015, March 28, 2014, and February 7, 2013, respectively.

The Board and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase price for each transactions. The Conflicts Committee retained a financial adviser to assist the evaluation of each transaction. The details of each transaction are as follows (see “Item 7—Major Unitholders and Related Party Transactions-Related Party Transactions”):

	Golar Eskimo	Golar Igloo	Golar Maria
(in thousands of $)	January 20, 2015	March 28, 2014	February 7, 2013
Purchase consideration (1)	226,010	156,001	127,910
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	292,872	287,542	215,000
Intangible asset	95,520	19,099	—
Cash	298	682	7,981
Fair value of interest rate swap	—	3,636	(3,096)
Other assets and liabilities	150	6,312	(2,450)
Long-term debt	(162,830)	(161,270)	(89,525)
Subtotal	(226,010)	(156,001)	(127,910)
Difference between the purchase price and fair value of net assets acquired	—	—	—
__________________________________________
(1) The purchase consideration comprised the following:

(in thousands of $)	Golar Eskimo	Golar Igloo	Golar Maria
Loan from Golar	220,000	—	—
Cash consideration paid to Golar	7,170	148,730	125,500
Adjustment for the interest rate swap asset assumed	—	3,636	(3,096)
Purchase price adjustments	(1,160)	3,635	5,506
	226,010	156,001	127,910

Golar Eskimo

On January 20, 2015, we acquired Golar’s 100% interest in the companies that own and operate the FSRU Golar Eskimo pursuant to a Purchase, Sale and Contribution Agreement entered into on December 22, 2014. The purchase consideration was $388.8 million less the assumed bank debt of $162.8 million. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period. Under the agreement with Golar, the Golar Eskimo contributed revenues of $22.0 million and net income of $18.6 million to the financial results for the period from January 20, 2015 to December 31, 2015. We in return remitted to Golar $12.9 million of hire payments actually received with respect to the vessel during this period.

The table below shows our summarized consolidated pro forma annual financial information for the year ended December 31, 2015, giving effect to our acquisition of the Golar Eskimo as if it had taken place on January 1, 2015.

Unaudited
(in thousands of $, except per unit data)	2015
Revenues	435,573
Net income	163,022
Earnings per unit (basic and diluted):
Common unitholders	$2.38

The Golar Eskimo was under construction during the year ended December 31, 2014 and was not operational as at December 31, 2014. As a result, we have evaluated that had the acquisition been completed as of January 1, 2014, Golar Eskimo’s pro forma revenue and net income effect for the year ended December 31, 2014 would be immaterial and thus have not been presented here.

Golar Igloo

On March 28, 2014, we acquired Golar’s 100% interest in the company that owns and operates the FSRU, the Golar Igloo pursuant to a Purchase, Sale and Contribution Agreement that we entered into on December 5, 2013. The purchase consideration was $310.0 million less the assumed bank debt of $161.3 million, plus the fair value of the interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million. The Golar Igloo was delivered to its current charterer, KNPC, the national oil refining company of Kuwait in March 2014 under a charter expiring in December 2018. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The acquisition of the Golar Igloo was deemed accretive to our distributions.

Revenue and profit contributions

The Golar Igloo contributed revenues of $43.2 million and net income of $22.3 million to the financial results for the period from March 28, 2014 to December 31, 2014.

The table below shows our summarized consolidated pro forma annual financial information for the year ended December 31, 2014, giving effect to our acquisition of the Golar Igloo as if it had taken place on January 1, 2014.

Unaudited
(in thousands of $, except per unit data)	2014
Revenues	400,209
Net income	184,751
Earnings per unit (basic and diluted):
Common unitholders	$2.56

The Golar Igloo was under construction during the year ended December 31, 2013 and was not operational as at December 31, 2013. As a result, we have evaluated that had the acquisition been consummated as of January 1, 2013, Golar Igloo’s pro forma revenue and net income effect for the year ended December 31, 2013 would be immaterial and thus have not been presented here.

Golar Maria

On February 7, 2013, we acquired Golar’s 100% interest in the company that owns and operates the Golar Maria. The purchase consideration was $215 million for the vessel less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million plus other purchase price adjustments of $5.5 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. (“LNG Shipping”), a subsidiary of Eni S.p.A in November 2012 under a charter expiring in December 2017.

Revenue and profit contributions

The table below shows our comparative summarized consolidated pro forma financial information for the year ended December 31, 2013, giving effect to our acquisition of the Golar Maria as if it had taken place on January 1, 2013.

Unaudited
(in thousands of $, except per unit data)	2013
Revenues	332,150
Net income	152,388
Earnings per unit (basic and diluted):
Common unitholders	$2.33

12. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2015 and 2014, there was no provision for doubtful accounts.

13. OTHER RECEIVABLES AND PREPAID EXPENSES

(in thousands of $)	2015	2014
Other receivables	2,716	2,174
Deferred tax asset (see note 9)	—	3,085
Prepaid expenses	2,444	2,257
	5,160	7,516

Due to adoption of amendments to ASC 740, the entire deferred tax asset has been classified as a long-term asset on a prospective basis. Refer to note 6.

14. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2015	2014
Cost	2,263,166	1,952,390
Accumulated depreciation	(532,518)	(451,220)
Net book value	1,730,648	1,501,170

As of December 31, 2015 and 2014, we owned ten and nine vessels, respectively. The increase in the number of vessels in the year ended December 31, 2015 is due to the acquisition of the Golar Eskimo in January 2015 (see note 11). Depreciation and amortization expense for the years ended December 31, 2015, 2014 and 2013 was $81.9 million, $72.6 million and $55.1 million, respectively.

Drydocking costs of $93.4 million and $72.6 million are included in the vessel cost for December 31, 2015 and 2014, respectively. Accumulated amortization of those costs at December 31, 2015 and 2014 was $43.9 million and $27.9 million, respectively.

Mooring equipment of $37.8 million is included in the cost for December 31, 2015 (2014: $38.1 million). Accumulated depreciation of the mooring equipment at December 31, 2015 and 2014 was $13.1 million and $9.6 million, respectively.

As of December 31, 2015 and 2014, vessels and equipment with a net book value of $1,730.6 million and $1,501.2 million, respectively, were pledged as security for certain debt facilities (see note 27).

15. VESSEL UNDER CAPITAL LEASE, NET

(in thousands of $)	2015	2014
Cost	168,577	168,577
Accumulated depreciation and amortization	(51,850)	(46,324)
Net book value	116,727	122,253

As of December 31, 2015 and 2014, we operated one vessel, the Methane Princess, under capital lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 23.

Drydocking costs of $8.1 million are included in the cost amounts above as of December 31, 2015 and 2014. Accumulated amortization of those costs at December 31, 2015 and 2014 was $4.1 million and $2.5 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2015, 2014 and 2013 was $5.5 million, $5.5 million and $11.9 million, respectively.

16. INTANGIBLE ASSETS, NET

(in thousands of $)	2015	2014
Cost	114,616	19,096
Accumulated amortization	(15,520)	(3,064)
Net book value	99,096	16,032

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreements acquired in connection with the acquisition of the Golar Igloo in March 2014 and the Golar Eskimo in January 2015 (see note 11). The intangible asset acquired in connection with the acquisition of the Golar Igloo is amortized over the term of the contract with KNPC of five years, which assumes that the charterer will not renew the contract. The intangible asset acquired in connection with the acquisition of the Golar Eskimo is amortized over the term of the contract initially entered into with the Ministry of Energy and Mineral Resources of the Hashemite Kingdom of Jordan of ten years. Both intangible assets have been assigned a zero residual value. As of December 31, 2015, there was no impairment of intangible assets.

Amortization expense for the years ended December 31, 2015, 2014 and 2013 was $12.5 million, $3.1 million and $0.0 million respectively.

The estimated future amortization of intangible assets as of December 31, 2015 is as follows:

Year Ending December 31, (in thousands of $)
2016	12,955
2017	12,930
2018	12,930
2019	9,862
2020	9,135
2021 and thereafter	41,284
Total	99,096

17. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees, that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Deferred charges are comprised of the following amounts:

(in thousands of $)	2015	2014
Debt arrangement fees and other deferred financing charges	27,596	23,384
Accumulated amortization	(13,920)	(10,028)
	13,676	13,356

18. RESTRICTED CASH

Our restricted cash balances are as follows:

(in thousands of $)	2015	2014
Methane Princess lease security deposits	134,477	142,513
Restricted cash relating to the cross currency interest rate swap (see note 25)	36,798	9,710
Restricted cash relating to the NR Satu facility (see note 22)	10,281	10,152
Restricted cash held by Eskimo SPV (see note 5)	4,031	—
Restricted cash relating to performance guarantees	7,686	—
Restricted cash relating to the Golar Freeze facility (see note 22)	—	10,008
Total restricted cash	193,273	172,383
Less: current portion of restricted cash	(56,714)	(25,831)
Long-term restricted cash	136,559	146,552

Restricted cash does not include minimum consolidated cash balances of $30 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in “Cash and cash equivalents” (see note 22).

As of December 31, 2015 and 2014, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 22 was $134.5 million and $142.5 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon GBP LIBOR.

As of December 31, 2015 and 2014, the value of collateral deposits required to secure performance guarantees issued to charterers on our behalf by banks was $7.7 million and $nil, respectively. These security deposits are referred to in these financial statements as restricted cash.

Restricted cash relating to Eskimo SPV represents amounts held by the VIE which are not available for use by the Partnership. We are required to consolidate Eskimo SPV under US GAAP into our financial statements as a VIE (see note 5).

19. OTHER NON-CURRENT ASSETS

(in thousands of $)	2015	2014
Mark-to-market interest rate swaps valuation (see note 25)	1,881	3,617
Deferred tax asset (see notes 9)	10,393	6,439
Other long-term assets	4,479	5,227
	16,753	15,283

“Other long-term assets” consists of capitalized commission expenses and lease incentives incurred in connection with the NR Satu time charter amounting to $4.5 million and $5.2 million as of December 31, 2015 and 2014, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for the years ended December 31, 2015, 2014 and 2013 was $0.7 million, $0.7 million, and $0.7 million respectively, which are recognized mainly under “Voyage and commission expenses” in the statement of operations.

20. ACCRUED EXPENSES

(in thousands of $)	2015	2014
Vessel operating and drydocking expenses	4,517	5,762
Administrative expenses	599	967
Interest expense	9,553	7,043
Provision for tax	6,561	7,928
	21,230	21,700

Provision for tax includes provision for interest and penalties of $1.1 million for each of the years ended December 31, 2015 and 2014.

21. OTHER CURRENT LIABILITIES

(in thousands of $)	2015	2014
Deferred revenue	12,645	20,594
Mark-to-market interest rate swaps valuation (see note 25)	15,540	15,222
Mark-to-market cross currency interest rate swaps valuation (see note 25)	89,015	56,639
Mark-to-market foreign exchange rate swaps valuation (see note 25)	—	16
Deferred credits from capital lease transactions (see note 24)	625	625
Other creditors	1,259	6,385
	119,084	99,481

22. DEBT

(in thousands of $)	2015	2014
Total debt	1,344,788	1,052,532
Less: Short-term debt due to related parties	—	(20,000)
Less: Current portion of long-term debt due to third parties	(121,739)	(124,221)
Long-term debt	1,223,049	908,311

Our outstanding debt as of December 31, 2015 is repayable as follows:

Year Ending December 31, (in thousands of $)
2016	121,739
2017	223,747
2018	431,256
2019	44,122
2020	195,939
2021 and thereafter	327,985
Total	1,344,788

Excluding the High-Yield Bonds, our debt is denominated in U.S. dollars. Excluding the High-Yield and 2015 Norwegian Bonds, our debt bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2015 and 2014 of 2.70% and 2.90%, respectively.

At December 31, 2015, the maturity dates for our debt were as follows:

(in thousands of $)	2015	2014	Maturity date
Maria and Freeze Facility	174,000	—	2018
High-Yield Bonds	147,007	174,450	2017
2015 Norwegian Bonds	150,000	—	2020
Golar LNG Partners Credit Facility	181,500	203,500	2018
Golar Partners Operating Credit Facility	185,000	235,000	2018
NR Satu Facility	112,100	126,400	2020
Golar Igloo Debt	141,111	154,550	2019/2026*
Eskimo SPV Debt	254,070	—	2025**
Golar LNG Revolving Credit Facility (see note 26 (j))	—	20,000	2015
Golar Maria Facility	—	79,525	2018***
Golar Freeze Facility	—	59,107	2018***
	1,344,788	1,052,532
__________________________________________

*The Kexim and K-sure tranches have a term of twelve years from the date of draw down and the Commercial tranche has a term of five years from the date of draw down.
**The maturity date of the Eskimo SPV debt is based on management’s best estimate and subject to change pending the receipt of the audited financial statements of the VIE.
***Refer to the ‘Maria Freeze Facility’ below.

Maria and Freeze Facility

On June 16, 2015, we entered into an agreement for a $180.0 million credit facility (the “Maria and Freeze facility”) with certain lenders to refinance the Golar Maria Facility (which would have matured in December 2015) and extend the commercial loan tranche and refinance the Exportfinans ASA tranche of the Golar Freeze facility (which would have matured in June 2015 and June 2018, respectively). The Maria and Freeze facility consists of a $150.0 million term loan that is repayable in quarterly installments over a period of three years, with a final balloon payment of $114.0 million due in June 2018, and a revolving credit facility of up to $30.0 million that matures in June 2018. The Maria and Freeze facility bears interest at a rate of LIBOR plus a margin of up to 1.95%. As a result of the refinancing, the Golar Maria facility and the Exportfinans ASA tranche of the Golar Freeze facility were terminated. The commercial loan tranche of the Golar Freeze facility was amended and extended and became the Maria and Freeze facility. As of December 31, 2015, the balance outstanding under the Maria and Freeze Facility amount is $174.0 million under the Maria and Freeze facility, which includes a drawdown on the revolving credit facility of $30.0 million.

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2015, the U.S. dollar equivalent of the principal amount is $147.0 million. In connection with the issuance of the High-Yield Bonds, in order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK denominated obligation and the related quarterly interest payments. We designated the swap as a cash flow hedge (see note 25).

2015 Norwegian Bonds

In May, 2015, we completed the issuance and sale of $150 million aggregate principal amount of five years non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into an economic hedge interest rate swap arrangement to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

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

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin of 1.15% until November 2014. The margin on LIBOR was changed to 1.34% in November 2014 due to a change in covenant requirements. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2015, we have no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date. As of December 31, 2015, $181.5 million was outstanding on the revolving credit facility.

Golar Partners Operating Credit Facility

In June 2013, we refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225 million term loan facility and a $50.0 million revolving credit facility which matures in June 2018. As of December 31, 2015, we had an undrawn balance of $33.5 million available to us under this revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments of $5.0 million with a final balloon payment of $130.0 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility. As of December 31, 2015, we had $185.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a seven year $175.0 million secured loan facility (or the NR Satu Facility). The NR Satu Facility is split into two tranches, a $155.0 million term loan facility and a $20.0 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in March 2020. As of December 31, 2015, we had an undrawn balance of $20.0 million available to us under the revolving facility. As of December 31, 2015, we had $112.1 million of borrowings outstanding under this facility. The NR Satu facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these consolidated financial statements as restricted cash. As of December 31, 2015, the value of the deposit secured against the loan was $10.3 million.

Golar Igloo Debt

The Golar Igloo debt originally formed part of Golar’s $1.125 billion facility to fund eight of its newbuildings. The portion of the debt secured against the Golar Igloo was assumed by us upon our acquisition of the vessel from Golar in March 2014. The amount drawn down under the original facility and the balance outstanding at the date of acquisition was $161.3 million. The Golar Igloo debt bears interest at LIBOR plus a margin. The debt is divided into three tranches, with the following general terms, in line with the original facility:

Tranche	Proportion of debt	Term of loan	Repayment terms	Margin on LIBOR
K-Sure	40%	12 years	Semi-annual installments	2.10%
KEXIM	40%	12 years	Semi-annual installments	2.75%
Commercial	20%	5 years	Semi-annual installments, unpaid balance to be refinanced after 5 years	2.75%

The K-Sure Tranche is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy. The KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). The commercial tranche is funded by a syndicate of banks and is for a term of five years from the date of drawdown with a final balloon payment o

f $20.2 million due in February 2019. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche. As of December 31, 2015, we had $141.1 million of borrowings outstanding under the facility.

Golar Eskimo Vendor Loan

We financed a portion of the cash purchase price of the Golar Eskimo with the proceeds of the Golar Eskimo Vendor Loan. This $220.0 million, unsecured non-amortizing loan to us from Golar required repayment within two years (with a prepayment incentive fee of up to 1.0% of the loan amount) and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%. The loan was repaid in full in November 2015.

Eskimo SPV Debt

In November 2015 we entered into a sale and leaseback transaction pursuant to which we sold the Golar Eskimo to Eskimo SPV, a subsidiary of CMBL, and leased back the vessel under a bareboat charter for a monthly hire rate.

In November 2015, Eskimo SPV, which is the legal owner of the Golar Eskimo, entered into a long-term loan facility (the “Eskimo SPV Debt”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV, such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. The Eskimo SPV Debt is non-amortizing, with a final balloon payment of $254.1 million due in 2025. The facility bears interest at LIBOR plus a margin.

Refer to note 5 “Variable Interest Entities” of our Consolidated Financial Statements contained herein.

The bareboat charter and the related agreements governing our sale and leaseback of the Golar Eskimo certain restrictive covenants and require us to maintain certain financial ratios.

In addition, from the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

Margins

As of December 31, 2015, the margins we pay under our loan agreements are above LIBOR at a fixed or floating rate ranging from 1.34% to 3.50%. The margins related to our High-Yield and 2015 Norwegian Bonds are 5.20% and 4.40% above NIBOR and LIBOR respectively.

Debt and lease restrictions

Our loan debt is collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Our various debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $30 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in certain of our and Golar’s loan and lease agreements. In addition, certain of our undrawn credit facilities are subject to loan to value covenants.

23. CAPITAL LEASE

(in thousands of $)	2015	2014
Total obligations under capital lease	143,112	150,997

As of December 31, 2015 and 2014, we operated one vessel under capital lease.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. We novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (“The Methane Princess Lease”). The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 18.

As of December 31, 2015, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2016	7,442
2017	7,723
2018	8,030
2019	8,338
2020	8,650
2021 and thereafter	192,476
Total minimum lease payments	232,659
Less: Imputed interest	(89,547)
Present value of minimum lease payments	143,112

The Methane Princess Lease liability continues to increase until 2018 and thereafter decreases over the period to 2033, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon Pound Sterling LIBOR.

We determined that the entity that owned the vessel was a variable interest entity in which we had a variable interest and was the primary beneficiary. Upon the initial transfer of the vessels to the financial institutions, we measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

24. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2015	2014
Deferred credits from capital lease transactions	16,650	17,281

Deferred credits from capital lease transactions

(in thousands of $)	2015	2014
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(7,416)	(6,785)
	17,275	17,906
Short-term (see note 21)	625	625
Long-term	16,650	17,281
	17,275	17,906

In connection with the Methane Princess Lease (see note 23), we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

Amortization for each of the years ended December 31, 2015, 2014 and 2013 was $0.6 million.

25. FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

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

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year End	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2015	863,184	2018	to	2022	1.07%	to	2.96%
Receiving floating, pay fixed	December 31, 2014	919,130	2015	to	2020	0.92%	to	2.96%

Interest rate swaps with a notional value of $345.0 million and $130.0 million expired during the years ended December 31, 2015 and December 31, 2014, respectively.

As of December 31, 2015 and 2014 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $863.2 million and $919.1 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2015	2014	2013	2015	2014	2013
Interest rate swaps	Other financial items, net	(2,532)	(1,339)	775	411	(1,210)	1,015

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the statements of other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2015	2014	2013
Interest rate swaps	(174)	492	5,515

As of December 31, 2015 and 2014, our accumulated other comprehensive income included $0.6 million and $3.4 million of unrealized gains, respectively, on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

The amounts reclassified from accumulated other comprehensive income (loss) to “Other financial items, net” for the years ended December 31, 2015, 2014 and 2013, were a $2.5 million loss, a $1.3 million gain and a $0.8 million loss, respectively.

As of December 31, 2015, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

Foreign currency risk

For the periods reported, the majority of the vessels’ gross earnings were receivable in U.S. dollars and the majority of our transactions, assets and liabilities were denominated in U.S. dollars, our functional currency. However, we incur expenditures in other currencies. Our capital lease obligation and related restricted cash deposit are denominated in Pound Sterling. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

A net foreign exchange gain of $0.5 million, $0.7 million and $2.3 million arose in the years ended December 31, 2015, 2014 and 2013, respectively. The net foreign exchange gain of $0.5 million arose in the year ended December 31, 2015 as a result of the $0.5 million gain (2014: $0.7 million gain) on the retranslation of our capital lease obligations and the cash deposits securing those obligations.

As of December 31, 2015, we had no foreign currency forward contracts.

As of December 31, 2014, we had the following foreign currency forward contract:

	Notional Amount			Average forward
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
Singapore dollars	563	441	2015	1.276

Cross currency interest rate swap

As of December 31, 2015 and 2014, the details of our cross currency interest rate swap are as follows:

	Interest rate element		Currency element
			Notional Amount			Average forward rate USD foreign currency
Instrument (in thousands)	Notional Amount	Fixed Interest Rate	Receiving in Norwegian Kroner	Pay in USD	Maturity Date
Cross currency interest rate swap	227,193	6.485%	1,300,000	227,193	2017	5.722

As described in note 22, in 2012 we issued NOK denominated senior unsecured bonds (High-Yield Bonds). In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net loss recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2015	2014	2013
Cross currency interest rate swap	(4,933)	(184)	1,080

As of December 31, 2015 and 2014, our accumulated other comprehensive income included $9.1 million and $4.2 million of unrealized losses, respectively, on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged item affects earnings. As of December 31, 2015, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation of the swap drops below a certain level. Valuation of the swap has fallen below this level and a cash collateral amounting to $36.8 million has been provided as of December 31, 2015 (see note 18).

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and estimated fair value of our financial instruments at December 31, 2015 and 2014 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2015 Carrying Value	2015 Fair Value	2014 Carrying Value	2014 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	40,686	40,686	98,998	98,998
Restricted cash	Level 1	193,273	193,273	172,383	172,383
Short-term debt due to related party	Level 3	—	—	20,000	20,000
High-Yield and 2015 Norwegian Bonds(1)	Level 1	297,007	298,845	174,450	173,578
Short-term and long-term debt—floating(2)	Level 2	1,047,781	1,047,781	858,082	858,082
Obligations under capital leases(2)	Level 2	143,112	143,112	150,997	150,997
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	1,881	1,881	3,617	3,617
Interest rate swaps liability(3)(4)	Level 2	15,540	15,540	15,222	15,222
Cross currency interest rate swap liability(3)(5)	Level 2	89,015	89,015	56,639	56,639
Foreign currency swaps liability(3)	Level 2	—	—	16	16
__________________________________________

(1)
This pertains to bonds with a carrying value of $297.0 million as of December 31, 2015 which is included under long-term debt on the balance sheet. The fair value of the bonds as of December 31, 2015 was $298.8 million (2014: $173.6 million), which represents 100.6% (2014: 99.5%) of their face value.

(2)	Our debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(3)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4)
The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of December 31, 2015 and 2014 was $1.6 million (with a notional amount of $142.5 million) and $2.0 million (with a notional amount of $211.6 million), respectively. The expected maturity of these interest rate agreements is from May 2015 to March 2018.

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

The carrying value of short-term debt due to related party refers to our revolving credit facility with Golar, which has been repaid in full. The carrying amount of this debt approximated its fair value because of the short maturity of this instrument.

The estimated fair value of our High-Yield and 2015 Norwegian Bonds is based on the quoted market price as of the balance sheet date.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “Other financial items, net” (see note 7).

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

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2015 and 2014 would be adjusted as detailed in the following table:

	December 31, 2015			December 31, 2014
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	1,881	(1,881)	—	3,617	(1,831)	1,786
Total liability derivatives	15,540	(1,881)	13,659	15,222	(1,831)	13,391

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. A credit valuation adjustment of $(1.9) million (2014: $3.2 million) was recognized for the year ended December 31, 2015 in relation to our cross-currency swap. As of December 31, 2015, the credit valuation adjustment was $1.3 million (2014: $3.2 million).

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Concentrations of risk

The maximum exposure to credit risk is the carrying value of cash and cash equivalents, restricted cash and short-term investments, trade accounts receivable, other receivables and amounts due from related parties. In respect of cash and cash equivalents, restricted cash and short-term investments, credit risk lies with Nordea Bank Finland Plc, Citibank, DNB Bank ASA, Santander UK plc, Sumitomo Mitsui Banking Corporation, Standard Chartered PLC, and CMBL. However, given the credit ratings of the above institutions, we believe this risk is remote.

During the year ended December 31, 2015, nine customers accounted for all of our revenues. These revenues and associated accounts receivable are derived from one time charters with BG Group plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras, one time charter with PTNR, one time charter with Eni S.p.A., one time charter with KNPC, one time charter with Jordan, and one time charter with Golar. We consider the credit risk of BG Group plc, DUSUP, PTNR, Eni S.p.A, and KNPC to be low. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contract with Pertamina being payable monthly in advance and further, the gas sales contracts are with the Chinese Petroleum Corporation, our joint venture partner in the Golar Mazo. Given that the FSRUs are key to the national energy strategies in particular securing the supply of natural gas to Jordan and Brazil, we consider the credit risk relating to Jordan and Petrobras respectively to be relatively low.

During the years ended December 31, 2015, 2014 and 2013, Petrobras accounted for at least 23% of gross revenue (see note 7). Details of revenues derived from each customer for the years ended December 31, 2015, 2014 and 2013 are found in note 7.

26. RELATED PARTY TRANSACTIONS

Income (expenses) from related parties:

(in thousands of $)	2015	2014	2013
Transactions with Golar and subsidiaries:
Time charter revenues (a)	41,555	—	—
Management and administrative services fees (b)	(2,949)	(2,877)	(2,569)
Ship management fees (c)	(7,577)	(7,746)	(6,701)
Interest expense on High-Yield Bonds (d)	—	—	(1,972)
Interest expense on the Golar Eskimo Vendor Loan (e)	(4,217)	—	—
Interest income on short-term loan (f)	203	—	—
Share options expense (g)	(297)	—	—
Total	26,718	(10,623)	(11,242)

Receivables (payables) from related parties:

As of December 31, 2015 and 2014, balances with related parties consisted of the following:

(in thousands of $)	2015	2014
Trading balances due to Golar and subsidiaries (f)	4,400	(13,337)
Methane Princess Lease security deposit movements (h)	2,728	3,486
Short-term loan due to Golar (i)	—	(20,000)
	7,128	(29,851)
__________________________________________
(a) Time charter revenues - This consists of revenue from the charters of the Golar Eskimo and the Golar Grand.

In connection with our acquisition of the Golar Grand in November 2012, Golar provided us with an option pursuant to which, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, we could require Golar to charter the vessel through to October 2017 at approximately 75% of the hire rate that would have been payable by the charterer. In February 2015, we exercised this option. Accordingly, we earned $28.7 million in relation to the exercise of this option in the year ended December 31, 2015.

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period. Under the agreement with Golar, the Golar Eskimo contributed revenues of $22.0 million and net income of $18.6 million to the financial results for the period from January 20, 2015 to December 31, 2015.
(b) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its subsidiaries charged vessel management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management and Golar Wilhelmsen AS (“Golar Wilhelmsen”), a partnership that was jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS. On September 4, 2015, Golar Wilhelmsen became a wholly owned subsidiary of Golar. Subsequently, Golar Wilhelmsen changed its name to Golar Management Norway AS (“Golar Management Norway” or “GMN”). We may terminate these agreements by providing 30 days’ written notice.

(d) High-Yield Bonds - In October 2012, we completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million at the time of issuance. See note 22 for further detail.

(e) Interest on the Golar Eskimo Vendor Loan - A portion of the purchase price for the Golar Eskimo acquisition was financed with the proceeds of a $220.0 million unsecured, non-amortizing loan to us from Golar (or the Golar Eskimo Vendor Loan). This loan, which contained a repayment incentive fee of up to 1.0% of the loan amount and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%, was repaid in full in November 2015.

(f) Trading and other balances - Receivables and payables with Golar and its subsidiaries comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on our behalf, including vessel management and administrative service fees due to Golar. In November 2015, Golar borrowed $50.0 million from us. The loan was repayable within 28 days following draw down, unsecured, and bore interest at LIBOR plus 5.0%. The loan was repaid in December 2015.

(g) Share options expense - This relates to a recharge from Golar in relation to the award of 120,000 share options in Golar LNG granted to certain of our directors and officers during 2015. As of the grant date the exercise price of these options was $56.70, however, the exercise price is reduced by the value of dividends declared and paid. They have a contractual term of five years and vest evenly over five years.

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

(i) $20 million revolving credit facility - On April 13, 2011, we entered into a $20 million revolving credit facility with Golar. The facility was unsecured and interest-free, and was repaid in full in June 2015.

Dividends to China Petroleum Corporation - During the years ended December 31, 2015, 2014, and 2013, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $11.4 million, $13.7 million and $10.6 million, respectively.

Acquisitions from Golar - During the three years ended December 31, 2015, we acquired from Golar equity interests in certain subsidiaries which own and operate the Golar Maria, the Golar Igloo and the Golar Eskimo. These acquisitions were accounted for as business combinations (see note 11).

Our Board of Directors (“the Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase price and vendor financing loan (where applicable) for each transaction. The Conflicts Committee retained financial advisors to assist with its evaluation of the transaction.

Payment due under Omnibus Agreement - During the years ended December 31, 2015, 2014 and 2013, we incurred expenses of nil, $nil and $3.3 million, respectively, which were indemnified by Golar as part of the Omnibus agreement.

Dividends to Golar - Since our IPO in April 2011, we have declared and paid quarterly distributions totaling $52.1 million, $61.3 million, and $63.7 million to Golar for each of the years ended December 31, 2015, 2014 and 2013, respectively.

Payments to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Arnell, who was appointed to our board of directors in February 2015, acted and advised on various projects for Golar and earned approximately $2.3 million from Golar in fees for the year ended December 31, 2015. Golar expects the level of fees earned by Helm in 2016 to be materially less. A portion of the management fee paid to Golar Management pursuant to the management administrative services agreement was remitted to Helm in 2015. See note (b) above.

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

Acquisition of Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on October 19, 2011 and July 19, 2012, Golar has agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of the date of the agreements. Accordingly, during 2014, Golar agreed to indemnify us for $0.5 million in connection with non-recoverable losses in respect of a claim, arising from actions occurring prior to our acquisition of the NR Satu.

Acquisition of the Golar Maria, the Golar Igloo, and the Golar Eskimo

Under the Purchase, Sale and Contribution Agreements entered into between Golar and us on January 30, 2013, December 5, 2013, and December 15, 2014 in relation to the Golar Maria, the Golar Igloo and the Golar Eskimo, respectively, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were sold and to the extent that we notify Golar within five years of the date of the agreements.

Golar Tundra financing related guarantees

In November 2015, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with the Tundra Lease, Golar entered into a guarantee in favor of Tundra SPV, pursuant to which, in the even that Tundra Corp is in default of its obligations under the Tundra Lease, Golar, as primary guarantor, will settle any liabilities due within five business days. In addition, we entered into a further guarantee, pursuant to which, in the event Golar is unable to satisfy its obligations as the primary guarantor, Tundra SPV may recover from us, as the deficiency guarantor. Under a separate side agreement, Golar has agreed to indemnify us for any costs incurred in our capacity as the deficiency guarantor. Upon the completion of the Tundra Acquisition, Golar’s guarantee of the obligations of

Tundra Corp under the Tundra Lease will terminate along with its agreement to indemnify us pursuant to the separate side agreement, and we will become the primary guarantor of Tundra Corp’s obligations under the Tundra Lease.

27. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2015	2014
Carrying value of vessels and equipment secured against long-term loans and capital leases	1,847,403	1,623,423

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

Tax lease benefits

As of December 31, 2015, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2015, there was a net accrued gain of approximately $0.9 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the 2010 lease restructurings, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed.The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £20 million Pound Sterling. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the remaining lease (including the other vessels previously financed by UK tax leases) or in relation to the restructuring terminations in 2010.

Legal proceedings and claims

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. We believe PTGI has strong merits to support its position. However, there can be no assurance that PTGI’s position will be prevail. In the event of a negative outcome, in addition to the liability for VAT, there is the possibility that interest and penalties at 2% per month may be applied from the point when the waiver was initially issued up until the date of payment of the VAT deemed due together with penalties applied, however, as the court proceedings have just commenced it is not possible to predict the maximum potential exposure. In the event that the cancellation of the waiver is upheld which we do not believe to be probable, we will be indemnified by PTNR under the TCP for the NR Satu for any VAT liability as well as the related interest and penalties.

28. EQUITY ISSUANCES AND REPURCHASES

The following table summarizes the issuances of common and general partner units during the three years ended December 31, 2015:

Date	Number of Common Units Issued[1]	Offering Price	Gross Proceeds (in thousands of $)[2]	Net Proceeds (in thousands of $)	Golar’s Ownership after the Offering[3]	Use of Proceeds
January 2013	4,316,947	$29.74	131,006	130,244	50.9%	Acquisition of the Golar Maria
December 2013	5,100,000	$29.10	151,439	150,342	41.4%	Acquisition of the Golar Igloo
_________________________________________
1 Includes common units issued by us to Golar in a private placement made concurrent to the public offering of 416,947 common units in January 2013. There was no private placement of common units to Golar in the December 2013 offering, however, 3,400,000 of our common units held by Golar were sold to the public in a secondary offering.
2 Includes General Partner’s 2% proportionate capital contribution.
3 Includes Golar’s 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2015, 2014 and 2013:

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2012	36,246,149	15,949,831	1,065,225
January 2013 offerings	4,316,947	—	88,101
December 2013 offerings	5,100,000	—	104,082
December 31, 2013 and 2014	45,663,096	15,949,831	1,257,408
December 2015 common unit repurchase and cancellation program	(496,000)	—	—
December 31, 2015	45,167,096	15,949,831	1,257,408

In January 2015, 7,170,000 of our common units representing limited partner interests in the Partnership held by Golar were sold to the public in a secondary offering.

In December 2015, our Board of Directors approved a common unit repurchase program of up to $25.0 million of the outstanding common units of the Partnership in the open market over a two year period. As of December 31, 2015, we had repurchased a total of 496,000 million units for an aggregate cost of $6.0 million. In accordance with the provisions of the Partnership agreement, all units repurchased are deemed canceled and not outstanding, with immediately effect.

Month of repurchase	Total number of common units purchased	Average price paid per common unit	Total number of common units purchased as part of publicly announced plans or program	Maximum value of common units that may be purchased under the plans or program
December 2015	496,000	$12.03	496,000
As of December 31, 2015	496,000		496,000	$19,035,042

Golar’s purchase of equity securities

In August 2015, the Board of Directors of Golar approved a common unit purchase program under which Golar may purchase up to $25.0 million worth of our outstanding common units in open market purchases. Between August and September 2015, Golar purchased a total of 240,000 common units in a series of open market transactions, at a combined total cost of $5.0 million.

Month of repurchase	Total number of common units purchased	Average price paid per common unit	Total number of common units purchased as part of publicly announced plans or program	Maximum number of common units that may be purchased under the plans or program
August 2015	167,000	$20.81	167,000
September 2015	73,000	$20.91	73,000
As of December 31, 2015	240,000		240,000	$19,980,755

29. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2015	2014	2013
Net income attributable to general partner and limited partner interests	162,136	174,154	141,296
Less: distributions paid (1)	(153,796)	(143,450)	(127,260)
Under distributed earnings	8,340	30,704	14,036
Under distributed earnings attributable to:
Common unitholders	3,235	13,347	6,649
Weighted average units outstanding (basic and diluted) (in thousands):
Common units	45,654	45,663	40,417
Earnings per unit (basic and diluted):
Common unitholders	2.38	2.47	2.31
Cash distributions declared and paid in the period per unit (2):	2.30	2.14	2.05
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.58	0.56	0.52
__________________________________________
(1)       This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the quarter end date. This also includes cash distributions to IDR holders for the years ended December 31, 2015, 2014 and 2013 of $8.7 million, $6.3 million and $4.9 million, respectively.
(2) Refers to cash distributions declared and paid during the period.

(3) Refers to cash distributions declared and paid subsequent to the period end.

As of December 31, 2015, of our total number of units outstanding, 69% (2014: 59%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distribution guidelines in our First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted average number of units outstanding during the period.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our board of directors to provide for the proper conduct of our business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy (both subsidiaries of Golar) as the holders of the incentive distribution rights are currently entitled to incentive distributions if the amount we distribute to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

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

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

•	First, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit has received the minimum quarterly distribution for that quarter;

•
Second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the General Partner, until each subordinated unit has received the minimum quarterly distribution for that quarter.

In addition, the General Partner and Golar Energy currently hold all of the incentive distribution rights in the Partnership. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter during the subordination period:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders, the General Partner and the holders of the incentive distribution rights in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unit holder receives a total of $0.4428 per unit for that quarter (the “first target distribution”);

•
second, 85.0% to all unitholders, pro rata, 2.0% to the General Partner, and 13.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.4813 per unit for that quarter (the “second target distribution”);

•
third, 75.0% to all unitholders, pro rata, 2.0% to the General Partner, and 23.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.5775 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner, and 48.0% to the holders of the incentive distribution rights, pro rata.

Distributions of available cash from operating surplus for any quarter after the subordination period has ended are to be made in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit has received an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit receives a total of the first target distribution for that quarter;

•
third, 85.0% to all unitholders, pro rata, 2.0% to the General Partner, and 13.0% to the holders of the incentive distribution rights, pro rata, until each outstanding unit receives a total of the second target distribution for that quarter; and

•
fourth, 75% to all unitholders, pro rata, 2.0% to the General Partner, and 23.0% to the holders of the incentive distribution rights, pro rata, under each outstanding unit receives a total of the third target distribution for that quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner, and 48.0% to the holders of the incentive distribution rights, pro rata.

The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

30.  SUBSEQUENT EVENTS

In February 2016, we paid a cash distribution of $0.5775 per unit in respect of the three months ended December 31, 2015.

In April 2016, we entered into a new $800.0 million senior secured credit facility (the “$800 million credit facility”) which will refinance the bank debt secured by seven of our existing vessels and provide the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The vessels included in this facility are the Methane Princess, the Golar Spirit, the Golar Winter, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Freeze. The new credit facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $440.0 million in 2021. The facility is provided by a syndicate of banks and bears interest at LIBOR plus a margin broadly in line with the average margin of our existing bank credit facilities, as well as a commitment fee on undrawn amounts. Please see note 31.

On April 25, 2016, we declared a cash distribution of $0.5775 per unit in respect of the three months ended March 31, 2016, payable on May 13, 2016, to unitholders of record as of May 6, 2016.

31.  ACQUISITION AFTER BALANCE SHEET DATE

In February 2016, we agreed to acquire (the “Tundra Acquisition”) from Golar 100% of the interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra, an FSRU, for a purchase price of $330.0 million less approximately $230.0 million of net lease obligations under the Tundra Lease and net working capital adjustments. The Golar Tundra is subject to a time charter (the “Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. The Golar Tundra is due to commence operations under the Golar Tundra Time Charter in the second quarter of 2016.

In connection with the Tundra Acquisition, we will enter into an agreement with Golar pursuant to which Golar will pay to us a daily fee plus operating expenses, aggregating approximately $2.6 million per month, for the right to use the FSRU from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences operations under the Golar Tundra Time Charter. In return we will remit to Golar any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Tundra Acquisition, we shall have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the purchase price (the “Tundra Put Option”).

In February 2016, we paid a $30 million deposit to Golar towards the total purchase price of the Tundra Acquisition. We intend to pay the remaining portion of the cash purchase price using borrowings under the $800 million credit facility.