Form 20-F
period 2016-12-31
Golar LNG Partners LP
filed 2017-05-01
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

64,073,291 Common Units representing limited partner interests

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
☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “accelerated filer,” “large accelerated filer,” “non-accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2016, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries. References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership. References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (Nasdaq: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar Management Limited (or Golar Management). In September 2015, Golar purchased from Wilhelmsen Ship Management (Norway) AS, its 40% ownership interest in Golar Wilhelmsen, thus making Golar Wilhelmsen a 100% owned subsidiary of Golar from that date. Subsequent to the acquisition, Golar Wilhelmsen was renamed Golar Management Norway AS (“Golar Management Norway” or “GMN”). References in this annual report to GMM and GMC are to Golar Management Malaysia and Golar Management Croatia, respectively, wholly-owned subsidiaries of GMN that provide certain technical management services for our fleet pursuant to certain Technical Management Sub-Agreements with GMN. References to “Golar Power” refer to Golar's affiliate Golar Power Limited and to any one or more of its subsidiaries. References to “OneLNGSA” refer to Golar's joint venture OneLNG S.A. and to any one or more of its subsidiaries.

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

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•
market trends in the floating storage regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operation of FSRUs, LNG carriers and FLNGs;

•	our and Golar’s ability to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to pay cash distributions on our units and the amount of any such distributions;

•	our ability to integrate and realize the expected benefits from acquisitions, including the the Golar Tundra acquisition;

•	the completion of the Ghana (Tema) LNG Project;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar, Golar Power Limited (or Golar Power) and OneLNG S.A. (or OneLNGSA )in the LNG industry;

•	our ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;

•
our continued ability to enter into long-term time charters, including our ability to re-charter the Golar Spirit, the Golar Mazo and the Golar Maria following the expected termination or expiration of their respective time charters in 2017;

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

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to the tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our securities in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this Annual Report and from time to time in our periodic reports.

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

Item 2.                                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                   Key Information

A.            Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined financial and operating data. The transfers and contributions of the subsidiaries that had interests in the vessels in our initial fleet were deemed to be a reorganization of entities under common control. As a result, we have recorded these transactions at Golar’s historical book values.

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

On May 23, 2016, we acquired from Golar, the disponent owner and operator of the FSRU, the Golar Tundra (or “Tundra Corp”), for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments (the “Tundra Acquisition”). Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) pursuant to which Golar agreed to pay us a daily fee plus operating expenses, from the closing date until the date that commercial operations commence under the vessel's charter with West African Gas Limited (“WAGL”). In return, we agreed to pay to Golar any hire or other contract-related payments actually received by us with respect to the vessel. The Tundra Letter Agreement also provides that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Tundra Put Option”). Due to the existence of the Tundra Put Option, Golar continues to consolidate Tundra Corp, and thus, the results of operations and the assets and liabilities of Tundra Corp are not reflected in our financial statements.

The consolidated financial information of the Partnership as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are derived from the audited consolidated financial statements of the Partnership, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

The following financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands except for unit and fleet data)
Statement of Operations Data:
Total operating revenues	$441,598	$434,687	$396,026	$329,190	$286,630
Vessel operating expenses(1)	59,886	65,244	59,191	52,390	45,474
Voyage and commission expenses(2)	5,974	7,724	6,048	5,239	4,471
Administrative expenses	8,600	6,643	5,757	5,194	7,269
Depreciation and amortization	100,468	99,256	80,574	66,336	51,167
Total operating expenses	174,928	178,867	151,570	129,159	108,381
Operating income	266,670	255,820	244,456	200,031	178,249
Other non-operating income	1,318	—	—	—	—
Net financial expenses	(65,388)	(77,468)	(64,768)	(43,759)	(41,682)
Income before income taxes	202,600	178,352	179,688	156,272	136,567
Income taxes	(16,858)	(5,669)	5,047	(5,453)	(9,426)
Net income	185,742	172,683	184,735	150,819	127,141
Net income attributable to non-controlling interest(3)	(13,571)	(10,547)	(10,581)	(9,523)	(10,723)
Net income attributable to Golar LNG Partners owners	$172,171	$162,136	$174,154	$141,296	$116,418
Earnings Per Unit
Basic - Common units	$2.44	$2.38	$2.47	$2.31	$2.08
Diluted - Common units	$2.43	$2.38	$2.47	$2.31	$2.08
Cash distributions declared and paid per unit	2.31	2.30	2.14	2.05	1.78
Balance Sheet Data (at end of period):
Cash and cash equivalents	$65,710	$40,686	$98,998	$103,100	$66,327
Restricted cash and short-term investments(4)	44,927	56,714	25,831	24,451	30,900
Long-term restricted cash(4)	117,488	136,559	146,552	145,725	190,523
Vessels and equipment, net	1,652,710	1,730,676	1,501,170	1,281,591	707,147
Vessels under capital lease, net	111,186	116,727	122,253	127,693	485,632
Total assets(5)	2,252,708	2,231,662	1,942,846	1,706,949	1,495,951
Current portion of long-term debt(5)	78,101	118,693	121,562	153,494	62,720
Current portion of obligations under capital leases	787	—	—	—	5,837
Long-term debt(5)	1,296,609	1,212,419	897,614	721,707	662,716
Long-term obligations under capital leases	116,964	143,112	150,997	159,008	405,547
Partner’s capital	541,506	539,475	536,207	501,744	178,675
Number of units issued and outstanding:
Common units	64,073,291	45,167,096	45,663,096	45,663,096	36,246,149
Subordinated units	—	15,949,831	15,949,831	15,949,831	15,949,831
Cash Flow Data:
Net cash provided by operating activities	$261,232	$212,230	$276,980	$148,679	$189,343
Net cash (used in) provided by investing activities	(107,247)	734	(167,755)	(84,052)	(78,798)
Net cash used in financing activities	(128,961)	(271,276)	(113,327)	(27,854)	(93,436)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fleet Data:
Number of vessels at end of period(6)	10	10	9	8	7
Average number of vessels during period(6)	10	10	9	8	7
Average age of vessels	18	17	18	19	20
Total calendar days for fleet	3,660	3,631	3,199	2,883	2,562
Total operating days for fleet(7)	3,572	3,518	3,196	2,751	2,408
Other Financial Data:
Average daily time charter equivalent earnings (TCE)(8)	$119,874	$120,373	$121,906	$117,758	$116,739
Average daily vessel operating expenses(9)	$16,362	$17,969	$18,502	$18,172	$17,749

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

(3)
Non controlling interest refers to a 40% interest in the Golar Mazo owned by Chinese Petroleum Corporation. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary (or “Eskimo SPV”) of China Merchants Bank Leasing (or “CMBL”) in November 2015 relating to the Golar Eskimo, we have consolidated Eskimo SPV into our results. Thus, the equity attributable to CMBL is included in our non-controlling interest.

(4)
Restricted cash and short-term investments consist of bank deposits which i) may only be used to settle certain pre-arranged loans, facilities or lease payments; ii) are held as cash collateral for decline in fair values of certain swaps; iii) represent cash held by our lessor variable interest entity (“VIE”); and iv) are made in accordance with our contractual obligations under bid or performance guarantees for projects we may enter into.

(5)
In 2016, we adopted ASU 2015-03 “Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. We historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. Total assets, current portion of long-term debt and long-term debt for the years ended December 31, 2015, 2014, 2013 and 2012 have been restated on the above table.

(6)	In each of the periods presented, we held (or are deemed to have held) a 60% ownership interest in the Golar Mazo and a 100% interest in the other vessels (excluding the Golar Tundra).

(7)
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

(8)	Non-GAAP Financial Measure

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

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(dollars in thousands, except average daily TCE)
Total operating revenues	$441,598	$434,687	$396,026	$329,190	$286,630
Voyage and commission expenses	(5,974)	(7,724)	(6,048)	(5,239)	(4,471)
	$435,624	$426,963	$389,978	$323,951	$282,159
Calendar days less scheduled off-hire days	3,634	3,547	3,199	2,751	2,417
Average daily TCE (in $)	$119,874	$120,373	$121,906	$117,758	$116,739

(9)	We calculate average daily vessel operating expenses by dividing vessel operating expenses by the number of calendar days.

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
Risks Inherent in Our Business
We have only ten vessels in our current fleet (excluding the Golar Tundra). Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.
Our fleet consists of six FSRUs (excluding the Golar Tundra) and four LNG carriers. If any of our FSRUs or LNG carriers are unable to generate revenues, our results of operations and financial condition could be materially and adversely affected. The charters relating to our FSRUs and LNG carriers permit the charterer to terminate the charter under certain circumstances, including in the event that the vessel is off-hire for any extended period and upon the occurrence of specified defaults by us. In addition, with respect to the Golar Winter, the Golar Freeze and the Golar Eskimo, the charterer may terminate the charter upon at least six months’ written notice at any time after the fifth anniversary or tenth anniversary (in the case of the Golar Winter) of the commencement of the related charter upon payment of a termination fee. The Golar Freeze has passed its fifth anniversary of charter commencement. The charterer may exercise this termination right, for example, if it no longer requires our FSRU or in the case of the Golar Winter and the Golar Freeze, have contracted an alternative FSRU.
In December 2016, we received notice from Petrobras that it intended to terminate the Golar Spirit charter early, as permitted under the Golar Spirit charter, subject to its payment of the Early Termination Fee. If we are unable to employ the Golar Spirit under a suitable replacement charter by the 90th day following the Early Termination Date, we will be required to provide additional security to the lenders in the form of $40 million in cash collateral. In addition, we will be required to provide additional security or make prepayments under our $800 million credit facility in the event that the charter in respect of either the Golar Winter or the Golar Freeze is terminated early and we cannot find alternative acceptable charters. In addition, under the sale and leaseback arrangements in respect of the Golar Eskimo, if the time charter pursuant to which the Golar Eskimo is operating is terminated, the owner of the Golar Eskimo (which is a wholly-owned subsidiary of China Merchants Bank Leasing) will have the right to require us to purchase the vessel from it unless we are able to place such vessel under a suitable replacement charter within 24 months of the termination. Furthermore, under the sale and leaseback arrangement in respect of the Golar Tundra, we will be required to provide additional security in the event that the charter in respect of the Golar Tundra is terminated.

Furthermore, the charters for our LNG carriers, the Golar Mazo, the Golar Maria and the Golar Grand, are all scheduled to expire in 2017. While we have entered into a new charter for the Golar Grand, we have not yet entered into new charters for the Golar Mazo and the Golar Maria. If we are not able to secure new time charters for either of these vessels or we lose any of our other time charters and are unable to re-deploy the related vessel on terms as favorable to us as our current charters for an extended period of time, we will not receive any revenues from that vessel, but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, to service any associated debt and to make prepayments under our credit facilities. In addition, it is an event of default under the credit facilities related to all of our vessels if the time charter of any vessel related to any such credit facility is cancelled, rescinded or frustrated and we are unable to secure a suitable replacement charter, post additional security or make certain significant prepayments. Any event of default under our credit facilities would result in acceleration of amounts due thereunder. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In such a situation, the loss of a charterer could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.
We may receive no benefit from the Tundra Acquisition.
If for any reason the Golar Tundra time charter has not commenced by May 23, 2017, we have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the original purchase price. In the event that we exercise the Tundra Put Option, we will have received no benefit as a result of the Tundra Acquisition.
If we do not exercise the Tundra Put Option or if Golar is unable to satisfy its obligations under the Tundra Put Option, and WAGL defaults under the terms of the charter, we cannot guarantee that we will be able to find a suitable replacement charter for the Golar Tundra. If we are unable to redeploy the Golar Tundra under a favorable replacement charter, our business, results of operations, financial condition and ability to make cash distributions to our unitholders may be materially and adversely affected.
Hire rates for FSRUs and LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.
Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, the market supply particularly of LNG carriers has been increasing as a result of the construction of new vessels. The development of liquefaction projects in the United States and Australia has driven significant ordering activity from 2013 to 2016. As of March 31, 2017, the LNG carrier order book totaled 104 vessels, and the delivered fleet stood at 429 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices that leads to reduced investment in new liquefaction facilities could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new FSRUs, FLNGs or LNG carriers. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing supply/demand balance for vessels and economic conditions in the LNG industry. Hire rates for newbuilding FSRUs and LNG carriers are correlated with their purchase price. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered.  If rates are lower when we are seeking a new charter, or if we elect not to re-charter a vessel, our earnings and ability to make distributions to our unitholders may decline. The charters on the Golar Spirit and three of our LNG carriers, including the Golar Grand, are due to expire in 2017. While we have entered into a new charter for the Golar Grand, its new hire rate will be lower than the current rate. If market conditions at the time that our other charters expire do not improve, this could negatively impact our business results of operations, financial condition and ability to make distributions to our unitholders.
We currently derive all of our revenue from a limited number of customers. The loss of any of our customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.
We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2016, Petrobras accounted for 23%, PT Nusantara Regas (or "PTNR") accounted for 15%, the Government of the Hashemite Kingdom of Jordan (or "Jordan") accounted for 13%, Kuwait National Petroleum Company (or "KNPC") accounted for 11%, Dubai Supply Authority (or "DUSUP") accounted for 11%, PT Pertamina (or "Pertamina") accounted for 9%, Eni SPA accounted for 6%, Royal Dutch Shell plc (or "Royal Dutch Shell"), formerly BG Group plc accounted for 6% and Golar accounted for 6% of our total revenues. All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach.
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

•
with respect to the the Golar Winter, the Golar Freeze and the Golar Eskimo, upon at least six months’ written notice at any time after the fifth or tenth anniversary of the commencement of the related charter upon payment of a termination fee; or

•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Petrobras, the Brazil state-controlled oil company, is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. In addition, Petrobras has announced that it plans to decrease its capital expenditure spending. These, together with a national economy in recession, may affect Petrobras, its performance under existing charters with us, or the development of new projects. On December 23, 2016, we received notice from Petrobras of its intention to terminate the Golar Spirit time charter early. The Golar Spirit time charter will now expire in June 2017. Any adverse effect on Petrobras’ ability to perform under its remaining charters with us could be harmful.
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
The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes carrying capacity and fuel economy. In particular, more fuel efficient LNG carriers have been developed which have significant advantage over the steam powered vessels in our current fleet. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Vessel and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than our vessels. Competition from these more technologically advanced LNG carriers and the technology of vessels could adversely affect our ability to charter or re-charter our vessels and the charter hire rates we will be able to secure when we seek to charter or re-charter our vessels, and could also reduce the resale value of our vessels. This could adversely affect our revenues and cash flows, including cash available for distribution to unitholders.
We may not be able to redeploy our FSRUs on terms as favorable as our current FSRU charter arrangements or at all.
The market for FSRUs is relatively small in comparison to the LNG carrier market. In the event that any of our FSRU charters are terminated or expire, we may be unable to recharter the affected vessels as FSRUs for an extended period of time. While we may be able to employ these vessels as traditional LNG carriers (except for the NR Satu), the hire rates or other charter terms may not be as favorable to us as the FSRU charters under which they are currently operating. If we acquire additional FSRUs and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

The current state of global financial markets and current economic conditions may impair our ability to obtain financing and our charterers’ ability to pay for our services and may materially and adversely affect our business and ability to execute our growth strategy.
Weak global or regional economic conditions may negatively impact our business in ways that we cannot predict. Global financial markets and economic conditions have been severely disrupted and volatile in recent years, and while the global financial markets were generally stable in 2016, they remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the equity and debt capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. Uncertainty surrounding the continuing sovereign debt crisis in Greece and other European Union member countries and turmoil and unrest in the Middle East, Africa, Korea, the Ukraine and elsewhere, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it more challenging to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under committed loans we arrange in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our ability to pay distributions to our unitholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
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
One of our principal objectives is to enter into additional long-term FSRU and LNG carrier time charters and new long-term FLNG time charters in the event that we acquire FLNGs in the future. The process of obtaining long-term charters for FSRUs, FLNGs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU, FLNG and LNG carrier time charters are awarded based upon bid price as well as a variety of factors relating to the vessel operator, including:

•	its FSRU, FLNG and LNG shipping experience, technical ability and reputation for operation of highly specialized vessels;

•	its shipping industry relationships and reputation for customer service and safety;

•	the quality and experience of its seafaring crew;

•	its financial stability and ability to finance FSRUs, FLNGs and LNG carriers at competitive rates;

•	its relationships with shipyards and construction management experience; and

•	its willingness to accept operational risks pursuant to the charter.
We have substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do or Golar. We anticipate that an increasing number of marine transportation companies-including many with strong reputations and extensive resources and experience will enter the FSRU and FLNG markets and the LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Golar and its affiliates may compete with us.
Pursuant to the omnibus agreement that we entered into in connection with our IPO (or the "Omnibus Agreement"), Golar and its affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five years or more (or "Five Year Vessels"). In June 2016, in connection with the formation by Golar of Golar Power, we entered into an additional omnibus agreement (or the "Golar Power Omnibus Agreement"), pursuant to which Golar and Golar Power agreed not to acquire, own, operate or charter Five Year Vessels. Both omnibus agreements, however, contain significant exceptions that may allow Golar, Golar Power and their respective affiliates to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Non-competition” and “—Golar Power Omnibus Agreement—Non-competition.”
Despite the fact that Tundra Corp is not consolidated into our financial statements, we are the primary obligor under the Tundra Lease and are liable for hire payments thereunder.
In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to a subsidiary of China Merchants Bank Leasing (or the "Tundra SPV") for $254.6 million and subsequently leased back the vessel under a bareboat charter (or the "Tundra Lease"). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is currently not consolidated in our financial results, we are liable for hire payments due under the Tundra Lease.
The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016. However, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. While Golar remains in dialogue with WAGL regarding amendments to the existing charter agreement, including later start up and extension of the term, they are actively pursuing arbitration proceedings to collect amounts due under the charter in order to protect the existing contractual position. In view of the current situation, it is difficult to predict with certainty when or if the Golar Tundra will commence operations under its time charter with WAGL.
Pursuant to the Tundra Letter Agreement, Golar agreed to pay to us a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences commercial operations under its time charter with WAGL. The daily fee excluding operating expenses is intended to approximate the amount that Tundra Corp is required to pay the Tundra SPV under the Tundra Lease. The monthly amount due under the Tundra Lease is approximately $2.0 million, which we have been paying out of our own funds. As of April 24, 2017, Golar had paid $8.3 million pursuant to the Tundra Letter Agreement. In the event that Golar is unable or otherwise ultimately fails to pay amounts due to us under the Tundra Letter Agreement, we will be required to continue to pay amounts due under the Tundra Lease from cash on hand or other sources.
Our future performance and growth depend on continued growth in LNG production and demand for LNG, FSRUs, FLNGs and LNG carriers.
Our growth strategy focuses on expanding use of FSRUs and LNG shipping and the use of FLNGs. While the long-term trend shows increasing demand for LNG and related infrastructure, there have been shorter term fluctuations where demand growth has leveled before resuming its growth trajectory. Demand interruptions have been caused by factors including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Accordingly, our growth could be negatively affected by a number of factors, including:

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
Since 2014, global crude oil prices have been volatile and declined significantly. The decline in oil prices from the high prices seen in early 2014 has resulted in a decrease in natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. While crude oil prices have recovered somewhat from the lows seen in early 2016, a further decline in oil prices could adversely affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG shipping and regasification over the next few years. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.
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
A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility, FLNG, FSRU or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production and regasification.
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
Demand for FSRUs, FLNGs and LNG carriers could be significantly affected by volatile natural gas prices and the overall demand for natural gas.
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
Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG carriers and any convergence of natural gas prices would adversely affect demand for LNG carriers. Since 2014, global crude oil prices have been very volatile and fell significantly. The decline in oil prices since 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions.
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
We currently rely exclusively on the cash flow generated from our FSRUs and LNG carriers. Due to our lack of diversification, an adverse development in the LNG transportation industry or the LNG storage and regasification industry could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of businesses.
We may be unable to make or realize expected benefits from acquisitions which could have an adverse effect on our expected plans for growth.
Our growth strategy includes selectively acquiring FSRUs, FLNGs and LNG carriers that are operating under long-term, stable cash flow generating time charters.
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

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. If we inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated only by us or Golar during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity and could have an adverse effect on our expected plans for growth.
We may have more difficulty entering into long-term time charters in the future if an active spot, short or medium term LNG shipping market continues to develop.
One of our principal strategies is to enter into new long-term FSRU, LNG carrier and FLNG time charters of five years or more and to replace expiring charters with similarly long-term contracts. Most requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration together with medium term charters of up to five years has increased in recent years. This trend is expected to continue as the spot market for LNG expands. More frequent changes to vessel sizes and propulsion technology together with an increasing desire by charterers to access modern tonnage could also reduce the appetite of charterers to commit to infrastructure charters that match their full requirement period. As a result, the duration of long-term charters could also decrease over time.
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
The charterers of the Golar Freeze, NR Satu, Methane Princess and Golar Mazo have options to extend their respective existing contracts. If they exercise these options, the hire rate for the Golar Freeze will be reduced by approximately 64% from 2020; the hire rate for the NR Satu will be reduced by approximately 12% per day for any day in the extension period falling in 2023, with a further 7% reduction for any day in the extension period falling in 2024 and 2025; and the hire rate for the Methane Princess will be reduced by 37% from 2024.
The exercise of any of these options could have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders.
We will be required to make substantial capital expenditures to expand the size of or upgrade our existing fleet. Depending on whether we finance our expenditures through cash from operations, borrowings or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders could be diluted.
Our growth strategy includes the acquisition of existing vessels as well as newbuildings. We will be required to make substantial capital expenditures to expand the size of our fleet. We may be required to make significant installment payments for retrofitting of LNG carriers to FSRUs and acquisitions of FLNGs, FSRUs and LNG carriers. If we choose to purchase FLNGs, FSRUs or LNG carriers (either from Golar or independently), we plan to finance the cost either through cash from operations, borrowings or debt or equity financings.

Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such borrowing or offering of debt or equity securities as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Furthermore, our ability to access capital, overall economic conditions, and our ability to secure long-term, fixed rate charters could limit our ability to expand our fleet. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.
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
Our ability to obtain additional debt financing for future vessel acquisitions or to refinance our existing debt largely depends on the creditworthiness of our charterers and the terms of our future charters.
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
As of December 31, 2016, we had total consolidated debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our revolving credit facilities, of approximately $1,330.0 million. Our level of debt could have important consequences to us, including the following:

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

Our financing arrangements, most of which are secured by our vessels, contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.
The operating and financial restrictions and covenants in the agreements governing our financing arrangements, including our credit facilities, our High-Yield Bonds, 2015 and 2017 Norwegian Bonds, and the Methane Princess lease, and any future financing agreements, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our financing arrangements impose restrictions and covenants that restrict our and our subsidiaries’ ability to, among other things:

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
For more information, regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt” and “—Capital Lease Obligations.”
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
Her Majesty’s Revenue and Customs (or “HMRC”) has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our UK tax lease. HMRC has written to our lessor to indicate that it believes our lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $26 million (£22 million). In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of the UK tax lease relating to Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or HMRC.
Golar has agreed to indemnify us against these increased costs and similar costs related to other Golar vessels which were previously financed under UK tax leases, but any default by Golar would not limit our obligation under this lease. Any additional payments could adversely affect our earnings and financial position. For more information on the UK tax lease, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations.”
We may experience operational problems with our vessels that reduce revenue and increase costs.
FSRUs and LNG carriers are complex and their operations are technically challenging. Marine LNG operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.
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
Our operating expenses and drydock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Factors such as pressure on raw material prices, increased cost of qualified and experienced seafaring crew and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur. If costs rise, they could materially and adversely affect our results of operations.

We depend on Golar and certain of its subsidiaries, including Golar Management and Golar Management Norway, to assist us in operating and expanding our business.
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
In addition, each vessel in our fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management Norway. Pursuant to these agreements, these entities provide significant commercial and technical management services for our fleet. In addition, pursuant to a management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”), Golar Management provides us with significant management, administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services. Our business will be harmed if these Golar subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”
Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders.
As of April 24, 2017, Golar owned our general partner interest and 30.1% of our common units and our General Partner owned all of our incentive distribution rights. Certain of our directors and officers are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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
We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.5775 per unit, or any distribution, on our units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, the drydocking of our vessels;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	the price of and demand for natural gas and oil;

•	the price of and demand for LNG;

•	the supply of FSRUs, FLNGs and LNG carriers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our board of directors.
The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.
The operation of FSRUs, FLNGs and LNG carriers is inherently risky, and an incident involving loss of life or environmental consequences affecting any of our vessels could harm our reputation and business.
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
In addition, LNG facilities, shipyards, vessels (including FSRUs, FLNGs and conventional LNG carriers), pipelines and gas fields could be targets of future terrorist attacks or piracy. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage, transportation or regasification of LNG to be shipped or processed by us could entitle our customers to terminate our charters, which would harm our cash flow and our business. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility, FSRU or LNG carrier did occur, the incident may adversely affect construction of additional LNG facilities or FSRUs or the temporary or permanent closing of various LNG facilities or FSRUs currently in operation.
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
The operation of FSRUs, FLNGs and LNG carriers is inherently risky. Although we carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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
The operations of our vessels outside of the United States puts us in contact with persons who may be considered “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977 (or the “FCPA”) and the Bribery Act 2010 of the Parliament of the United Kingdom (or the “UK Bribery Act”). We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA and the UK Bribery Act. However, we are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.
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
A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.
FSRUs, FLNGs and LNG carriers require technically skilled officers and crews with specialized training. As the world FSRU, FLNG and LNG carrier fleet has grown, the demand for technically skilled officers and crews has increased, which could lead to a shortage of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. If our vessel managers are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of Golar Management or our vessel managers to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.
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
Pursuant to the fleet management agreements, we pay fees for services provided to us and our subsidiaries by Golar Management (a subsidiary of Golar) and certain other subsidiaries of Golar, including Golar Management Norway, GMM and GMC, and we reimburse these entities for all expenses they incur on our behalf. These fees and expenses include all costs and expenses incurred in providing certain commercial and technical management services to our subsidiaries.
In addition, pursuant to the Management and Administrative Services Agreement, Golar Management provides us with significant management, administrative, financial and other support services. We reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of these services. In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us.
For a description of the fleet management agreements and the Management and Administrative Services Agreement, please read “Item 7. Major Unitholders and Related Party Transactions.” Fees and expenses payable pursuant to the fleet management agreements and the management and administrative services agreement are payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of subsidiaries of Golar could adversely affect our ability to pay cash distributions to our unitholders.
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
Historically our revenue has been generated in U.S. Dollars, but we directly or indirectly incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro, the Brazilian Real, the Indonesian Rupiah, the Norwegian Kroner (or “NOK”) and Pound Sterling. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.
Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligation are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods. Please read “Item 11—Quantitative and Qualitative Disclosures About Market Risk” below for a more detailed discussion on foreign currency risk.
Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by the Norwegian Class Society, DNV-GL.
As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends on board once every year to verify that the maintenance of the equipment on board is performed correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.
If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

The LNG liquefaction, transportation, storage and regasification industry is subject to substantial environmental and other regulations, compliance with which may significantly limit our operations or increase our expenses.
Our operations are materially affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those relating to equipping and operating FLNGs, FSRUs and LNG carriers, providing security and minimizing the potential for impacts to the environment from their operations. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter new markets or trades.
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
Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (or “OPA 90”), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (or “CERCLA”), the Clean Water Act, and the Clean Air Act. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.
Please read “Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations—United States Environmental Regulation of LNG Vessels” below for a more detailed discussion of the regulations applicable to our vessels.
Our vessels operating in international waters now, or in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.
Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization (or the "IMO") as well as marine pollution and prevention requirements imposed by the International Convention for the Prevention of Pollution from Ships ("MARPOL"). In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (or the "2010 HNS Convention"), if it is entered into force. In addition, national laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. However, some jurisdictions are not a party to an international regime limiting maritime pollution liability, and, therefore, a vessel owner’s or operator’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Please read “Item 4—Information on the Partnership—Business Overview—Environmental and Other Regulations— International Maritime Regulations of LNG Vessels” and “Other Regulation” below for a more detailed discussion of these laws and regulations.

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
Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as vessel recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling, etc. The United States implements legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.
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
Please read “Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.
We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits, which could have a material effect on our operations.
The design, construction and operation of FSRUs, FLNGs and interconnecting pipelines and the transportation of LNG are subject to governmental approvals and permits. The permitting rules, and the interpretations of those rules, are complex, change frequently and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore LNG operations. In the future, the relevant regulatory authorities may take actions to restrict or prohibit the access of FSRUs or LNG carriers to various ports or adopt new rules and regulations applicable to FSRUs and LNG carriers that will increase the time needed to obtain necessary environmental permits. We cannot assure unitholders that such changes would not have a material effect on our operations.
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
In November 2015, we entered into a sale and leaseback transaction with a subsidiary (or “Eskimo SPV”) of China Merchants Bank Leasing (or “CMBL”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by Eskimo SPV. For additional detail refer to note 5 “Variable Interest Entities” to our consolidated financial statements. As of December 31, 2016, we consolidated one VIE in connection with the lease financing of the Golar Eskimo. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resource—Borrowing Activities.” The funding arrangements negotiated by the VIE could adversely affect our financial results.
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
In particular, beginning in 2010, the U.S. government implemented a number of nuclear-related statutory sanctions measures targeting persons engaging in certain transactions with or involving Iran.
However, on July 14, 2015, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China), together with the European Union and Iran, reached a Joint Comprehensive Plan of Action (or the “JCPOA”) intended to ensure that the Iranian nuclear program would be exclusively peaceful, which, if verified, would trigger the implementation of phased sanctions relief by the United Nations, the United States, and the European Union. The P5+1 and Iran also decided on July 14, 2015 to further extend through “Implementation Day” the nuclear commitments and sanctions relief provided for in the November 24, 2013 Joint Plan of Action. “Implementation Day” was described in the JCPOA as the date on which the International Atomic Energy Agency (or the “IAEA”) verified that Iran had undertaken certain nuclear-related measures as described in the JCPOA.
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
Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner which could diminish the trading price of our common units.
Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•
The vote of the holders of at least 66⅔% of all outstanding common units voting together as a single class is required to remove the general partner. Golar currently owns approximately 30.1% of our outstanding common units.

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
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion appoints the remaining three directors and set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding common units, including any common units owned by our general partner and its affiliates, voting together as a single class.
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
We have granted registration rights to Golar and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common units or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 24, 2017, Golar owned 20,852,291 common units. In addition, in connection with the October 2016 exchange of Old IDRs for New IDRs (or the "IDR Exchange"), we agreed to issue up to an additional 748,592 common units (or the “Earn-Out Units”) to Golar in the future, subject to the satisfaction of certain conditions. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

Our general partner, as the holder of all of the IDRs, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to our general partner’s IDRs without the approval of the conflicts committee of our board of directors or holders of our common units. This may result in lower distributions to holders of our common units in certain situations.
Our general partner, as the holder of all of the IDRs, has the right, at a time when our general partner has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.
In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the IDRs in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its IDRs and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to our general partner in connection with resetting the target distribution levels related to our general partner’s IDRs.
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
Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. As described above, our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.
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
Golar, which owns and controls our general partner, currently owns 30.1% of our common units.

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
Tax Risks
In addition to the following risk factors, read “Item 4-Information on the Partnership-Taxation of the Partnership,” “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations,” and “—Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units. Read “—D. Risk Factors—Risks Inherent in Our Business” for a discussion on risks relating to our UK tax lease.
U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or “PFIC”) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.
Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or for any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will be accurate at any time in the future.
Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (or the "Fifth Circuit") held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (or the "Code") relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (or the "IRS") stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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
If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source gross transportation income for such year. Our failure to qualify for the exemption under Section 883 could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders. The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States, and we do not currently anticipate providing any regasification or storage services within the territorial seas of the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from regasification or storage services in the United States or from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 35% net income tax in the United States. Please read “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 and the consequences of failing to qualify for such an exemption.
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
We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in the United Kingdom solely as a consequence of the acquisition, ownership, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the United Kingdom, will be largely a question of fact to be determined through an analysis of contractual arrangements, including the fleet management agreements that our subsidiaries have entered into with Golar Management, certain other subsidiaries of Golar and certain third-party vessel managers and the Management and Administrative Services Agreement that we have entered into with Golar Management, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of the United Kingdom or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

We will be subject to taxes, which will reduce our cash available for distribution to you.
Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. For example, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is canceling the waiver of VAT importation in the approximate amount of $24.0 million for the NR Satu. PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation and the final hearing on the matter took place in June 2016. We are awaiting the decision on the case. In the event of a negative outcome, in addition to the liability for VAT, we may be liable for interest and penalties. We will be indemnified by Nusantara Regas for any VAT liability interest and penalties. In addition, in April 2017 we received a letter from the Indonesian tax authorities, subsequent to their audit of PTGI’s 2014 tax returns, challenging certain of PTGI’s tax positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Please read “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership.”
A change in tax laws in any country in which we operate could adversely affect us.
Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are  subject to changing tax laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacting in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development.
Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership that was formed on September 24, 2007, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Golar LNG Limited (Nasdaq: GLNG), a leading independent owner and operator of Floating Storage Regasification Units (or FSRUs) and LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters. We completed our IPO in April 2011. As of April 24, 2017, we have a fleet of six FSRUs (excluding the Golar Tundra) and four LNG carriers.

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

In May 2016, we acquired from Golar its interest in Tundra Corp, the disponent owner and operator of the Golar Tundra, for a purchase price of $330.0 million less approximately $230.0 million of net lease obligations under the Tundra Lease and net working capital adjustments. As the Golar Tundra is yet to commence operations under its time charter with WAGL, by virtue of the Tundra Put Option under the Tundra Letter Agreement, Golar continues to consolidate Tundra Corp, and thus the earnings and net assets of Tundra Corp are not reflected in our financial statements. See notes 2, 5 and 11 to our consolidated financial statements.

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

B.            Business Overview

General

Our current business is owning and operating FSRUs and LNG carriers. In the future, we hope to expand our business to include ownership interests in FLNGs under long-term time charters. Our primary long term business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of FSRUs, FLNGs and LNG carriers and by chartering our vessels pursuant to long-term charters with customers that generate long-term stable cash flows. The vessels in our current fleet are chartered to Royal Dutch Shell, Pertamina, Petrobras, Dubai Supply Authority, PTNR, Eni S.p.A., KNPC, Jordan and Golar under long and medium-term time charters that had an average remaining term of four years as of March 31, 2017. In May 2016, we acquired from Golar its interest in Tundra Corp, that is the disponent owner and operator of the FSRU Golar Tundra. By virtue of the Tundra Put Option under the Tundra Letter Agreement, Golar continues to consolidate Tundra Corp, and thus the earnings and net assets of Tundra Corp are not reflected in our financial statements.

Since our IPO in April 2011, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.5775 per unit for the quarter ended December 31, 2016.

We intend to leverage the relationships, expertise and reputation of Golar, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers.
Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional FSRUs and LNG carriers in the future from Golar and Golar Power when those vessels are fixed under charters of five or more years upon the expiration of their current charters.

Golar is also developing its FLNG business and currently has one FLNG under construction and contracted for an eight year term. We commenced discussions with Golar in connection with the potential acquisition of an interest in the FLNG, the Hilli Episeyo.

In July 2016, Golar and Schlumberger B.V. (or Schlumberger), a subsidiary of Schlumberger Group, formed OneLNGSA as a joint venture. OneLNGSA is intended to offer an integrated upstream and midstream solution for the development of low cost gas reserves and the conversion of natural gas to LNG. Golar owns 51% and Schlumberger owns 49% of OneLNGSA, and Golar and Schlumberger have equal management and governance rights. OneLNGSA intends to develop FLNG projects and has recently announced its first potential project in Equatorial Guinea. In connection with the project, OneLNGSA has agreed to contribute, among other things, an LNG carrier for conversion to an FLNG vessel. Both Golar and Schlumberger have agreed that any new FLNG business development will be initiated by OneLNGSA, which will have the ability to utilize both Schlumberger's production management services and Golar's FLNG capabilities. If the board of OneLNGSA chooses not to proceed with an identified project, Golar or Schlumberger are free to pursue the project independently. While we are not party to any omnibus agreement with OneLNGSA and neither Golar nor OneLNGSA is obligated to offer us any FLNG vessel it develops, Golar intends to offer to us the opportunity to acquire interests in FLNG vessels that it places under long term charters.

Any such acquisition will be subject to the approval of our board of directors and the conflicts committee. No assurance can be given that any such acquisition will be consummated.

Our pursuit of further acquisitions is dependent upon our ability to successfully raise capital at a cost that makes such acquisitions accretive and economically viable. In February 2017, we raised proceeds of approximately $119 million, net of underwriters' fees, in connection with the issuance of 5,175,000 new common units and 94,714 general partner units.

Business Strategies

Our primary long-term business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•
Pursue strategic and accretive acquisitions of FSRUs and LNG carriers and in the future, possibly FLNG vessels. We believe our affiliation with Golar and its affiliates positions us to pursue a broader array of growth opportunities, including strategic and accretive acquisitions from Golar, with Golar or from third parties. Golar is not required to offer to us, and we are not required to purchase, any FLNGs.

•
Compete for long-term charter contracts for FSRUs, FLNGs and LNG carriers when attractive opportunities arise. We intend to work with Golar and its affiliates to participate in competitive tender processes and engage in negotiated transactions with potential charterers for both FSRUs, FLNGs and LNG carriers when attractive opportunities arise by leveraging on the strength of the industry expertise of Golar and our publicly traded partnership status.

•
Manage our fleet and our customer relationships to provide a stable base of cash flows and superior operating performance. We intend to manage the stability of cash flows in our fleet by actively seeking the extension or renewal of existing charters, entering into new long-term charters with current customers and identifying potential business opportunities with new high-quality charterers.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Item 3. Key Information—D. Risk Factors”.

The Natural Gas Industry

Predominantly used to generate electricity and as a heating source, natural gas is one of the “big three” fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade. The moderate capital cost of gas fired power plants, the relatively high fuel efficiency and attractive pricing of gas together with its cleaner burning credentials and abundance mean that natural gas is expected to account for the largest increase in future global primary energy consumption.

According to the most recent Energy Information Administration (“EIA”) International Energy Outlook (2016), worldwide energy consumption is projected to increase by 48% from 2012 to 2040, with total energy demand in non-OECD countries increasing by 71%, compared with an increase of 18% in OECD countries. Natural gas consumption worldwide is forecast to increase by 69%, from 120 trillion cubic feet (or Tcf) in 2012 to 203 Tcf in 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice.

The lower carbon intensity of natural gas relative to coal and oil makes it an attractive fuel for the industrial and electric power sectors for environmental reasons. Natural gas has an established presence in this sector which can be expected to increase over time. If the market for electrically charged vehicles expands as anticipated, additional demand for electricity and therefore gas can also be expected. From an environmental perspective, LNG as a direct fuel for transport is also a viable emissions mitigant. Use of LNG in the automotive sector is minimal today but expected to increase over time. Relative to petroleum and other liquids, the IGU states that use of LNG in transportation can reduce emissions of CO2 by up to 20% whilst emissions of nitrogen oxide can be cut by up to 90% and particulate matter by up to 99%. Emissions of sulfur oxide can potentially be eliminated altogether. Increasing concern about sulfur oxide is making LNG an increasingly attractive alternative for fueling vessels. A significant cut in the allowable sulfur content of fuel as directed by the International Maritime Organization becomes effective in 2020. By then around 1,000 vessel newbuilds are expected to be delivered with natural gas engines with an estimated 30% of newbuilds thereafter being LNG-fueled. Engine manufacturers for buses, heavy trucks, locomotives and drilling equipment have also started building duel fuel engines that use LNG. China is leading the roll-out of LNG corridors for LNG fueled vehicles and Europe is following suit. Selected railways and heavy vehicle fleet operators in the US are now using LNG as a fuel and maturing small scale LNG technology that can be used to access other isolated customers and reach new markets also represents a promising opportunity that is being pursued globally. The EIA expects that natural gas as a transportation fuel will grow from 3% in 2012 to 11% in 2040.

Natural gas accounts for approximately 25% of global energy demand according to the IGU. Of this, 10% is supplied in the form of LNG. This compares to just 4% in 1990. Countries that have natural gas demand in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard vessels. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to power stations and consumers through pipelines. The EIA expects that world LNG trade will more than double between 2012 and 2040.

Natural gas is an abundant fuel source, with the Oil and Gas Journal estimating that, as of January 1, 2016, worldwide proved natural gas reserves were 6,950 Tcf having grown by 40% over the past 20 years. Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia. Russia, Iran and Qatar accounted for 54% of the world’s natural gas reserves as of January 1, 2016, and the United States, the fourth largest holder of natural gas reserves, will see an increase in production growth from 24 Tcf in 2012 to 35.3 tcf in 2040. Production in the Australia/New Zealand region is forecast to increase from 2.1Tcf in 2012 to 7.0Tcf in 2040 with the majority originating from Australia. A significant portion of the Australian volume is scheduled to reach the market over the next 1-3 years. Sizable new discoveries have also been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya. With an average growth rate of 7% since 2000, LNG supply has grown faster than any other source of gas and the IGU expect further expansion of this share going forward.

The EIA predicts a substantial increase in the production of “unconventional” natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is now underway outside the US (Canada) and is slated to commence elsewhere including China, Australia, Mexico, Argentina, Britain and other parts of OECD Europe. Recoverable reserves of this unconventional gas are however variable and uncertain. Improvements in the hydraulic fracturing process used to produce this gas could result in upward revisions to existing reserves however the significant water requirements of the process together with environmental concerns could equally constrain the recoverability of many known reserves.

Although the growth in production of unconventional domestic natural gas has eliminated LNG demand in the US, the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Between 2010 and 2014 a number of cargoes were then redirected from the US to the Far East which increased LNG ton miles and demand for LNG shipping. A reduction in inter-basin LNG pricing differentials has more recently suppressed this trade and consequently ton miles. Although there may be occasional spikes in ton miles due to regional price differentials, ton miles will likely remain at these lower levels now that Australian volumes which have more proximate off-takers are delivering. Approximately 58 million tons of new liquefaction is however under construction in the US. The first US project commenced production and LNG exports in 2016. In the absence of destination restrictions initial exports have found homes in South America, Europe, the Middle East, India and the Far East. If an increasing portion of these US exports are transported on an LNG carrier to the faster growing and more distant markets of the Middle East, India and the Far East, ton miles could start to increase toward the end of this decade.

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

The following diagram displays the flow of natural gas and LNG from production to consumption.

LNG Supply Chain

The LNG supply chain involves the following components:

Exploring and drilling: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will also see the gas being piped to offshore liquefaction facilities.

Production and liquefaction: Natural gas is cooled to a temperature of minus 162 degrees Celsius, transforming the gas into a liquid, which reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves and limited access to long-distance transmission pipelines or concerns over security of supply to meet their demand for natural gas.

Shipping: LNG is loaded onto specially designed, double-hulled LNG carriers and transported overseas from the liquefaction facility to the receiving terminal.

Regasification: At the receiving terminal (either onshore or aboard specialized LNG carriers called Floating Storage and Regasification Units “FSRU”s), the LNG is returned to its gaseous state, or regasified.

Storage, distribution, marketing & power generation: Once regasified, the natural gas is stored in specially designed facilities or transported to power producers and natural gas consumers via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, even these large projects have cost substantially more than anticipated. To address the escalating costs, more cost competitive floating liquefaction solutions across a spectrum of project sizes have been developed by a handful of oil majors and also by Golar. Many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Golar’s FLNG solution, which focuses on the liquefaction of clean, lean, pipeline quality gas, is expected to be one of the cheapest liquefaction alternatives in today’s market. As such, it represents one of the only solutions to have remained economically viable following the substantial drop in oil and LNG prices. FLNG will allow smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of the lower unit costs and lower risk profile of Golar’s FLNG solution provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment.

According to Poten and Partners, LNG liquefaction produced 103 million tonnes per annum of LNG in 2000. This increased to around 265 million tonnes per annum by 2016 according to Shell. Approximately 125 million tonnes per annum of new LNG production capacity is expected to come into operation between 2017 and 2021. Based on current trading patterns and ton miles, the order book of approximately 104 conventional LNG carriers together with the current surplus of carriers on the water is anticipated to be insufficient to carry this expected new production.

The LNG Fleet

As of March 31, 2017, the world LNG carrier fleet consisted of 490 LNG vessels (including 24 FSRUs, 30 vessels less than 46,000 cbm, 6 floating storage units, or FSUs and 1 FLNG). There were also orders for 132 new LNG carriers (including 12 FSRUs, 12 vessels less than 46,000 cbm, one FSU and 3 FLNGs), the majority of which will be delivered between now and 2019.

The LNG carriers on order define the next generation of employable carriers in regards to size and propulsion. The current “standard” size for LNG carriers has increased substantially since the 1970s, while propulsion preference has shifted from a steam turbine to the more fuel efficient Dual/Trifuel Diesel Electric or M-type, Electronically-controlled Gas Injection systems.

While there are a number of different types of LNG vessel and “containment system”, there are two dominant containment systems in use today:

•
The Moss system was developed in the 1970s and uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt. In this system, the tank and the hull of the vessel are two separate structures.

•
The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity. In this system, the vessel's hull directly supports the pressure of the LNG cargo.

Illustrations of these systems are included below:

Most newbuilds on order employ the membrane containment system because it most efficiently utilizes the entire volume of a vessel's hull, is cheaper to build and has historically been more cost effective for canal transits. In general, the construction period for an LNG carrier is approximately 28-34 months.

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

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

Floating LNG storage and regasification vessels are commonly known as FSRUs. The figure below depicts a typical FSRU:

The FSRU regasification process involves the vaporization of LNG and pressurizing and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in an open-loop mode, a closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water that is circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently near shore and attached to a jetty (with LNG transfer being either directly vessel to vessel or over a jetty);

•	shuttle carriers that regasify and discharge their cargos offshore; and

•	shuttle carriers that regasify and discharge their cargos alongside.

Our business model to date has been focused on FSRUs that are permanently moored offshore or near shore and provide continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification capacity still exceeds worldwide liquefaction capacity and a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea, Taiwan and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities, as detailed in the paragraphs below, make them highly competitive in these markets. In the Middle East, Caribbean and South America almost all new regasification projects utilize an FSRU. FSRUs are also beginning to penetrate Asian markets led by our NR Satu in Jakarta, Indonesia and a variety of projects in India and South East Asia.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, FSRU facilities are significantly less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects. FSRU projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land based projects) and at a significantly lower cost (20-50% less) than land based alternatives.

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs can be used on a seasonal basis, as a short-term (1 to 2 years) regasification solution or as a long-term solution for up to 40 years. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and complement to, land-based regasification alternatives.

FSRU Fleet Size and Ownership

Compared to onshore terminals, the FSRU industry is fairly young. There are only a limited number of companies including Golar, as well as Exmar, Excelerate Energy L.P., Hoegh LNG AS, and BW Gas that are operating FSRU terminals for LNG importers around the world. Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

Competition — LNG Carriers and FSRUs

As the FSRU market continues to grow and mature there are new competitors are entering the market. Hoegh LNG AS, Excelerate Energy L.P., Golar, BW Gas and Mitsui O.S.K. Lines have ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for FSRUs before securing charters. The expansion and growth of the FSRU market has led to more competition for mid- and long-term LNG charters. Competition for these long-term charters is based primarily on price, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, FSRUs may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

We believe that, together with Golar and its affiliates, we are one of the world’s largest independent LNG carrier and FSRU owners and operators. As of April 24, 2017, we, together with Golar and its affiliates, have a fleet of 26 vessels comprised of 19 LNG carriers and seven FSRUs. We compete with other independent shipping companies who also own and operate LNG carriers.

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

Floating Liquefaction

Natural gas is cooled to a temperature of minus 162 degrees Celsius, transforming the gas into a liquid, which reduces its volume to approximately 1/600th of its volume in a gaseous state. Historically this has been carried out at giant land-based facilities in countries with significant indigenous supplies of natural gas.  The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, the cost of constructing supporting physical infrastructure and mobilizing human resources to geographically remote locations where liquefaction facilities were required meant that even these large projects cost substantially more than anticipated.  Oil and LNG prices have also materially declined since 2014 further undermining project economics.  It is unlikely that many of these projects would reach a final investment decision in their current form in the current market.  To address escalating costs, more cost competitive floating liquefaction solutions across a spectrum of project sizes have been developed by a handful of oil majors and also by Golar.

By focusing on the liquefaction of clean, lean, pipeline quality gas Golar is able to circumvent the need for complex and expensive technology required to strip liquids and high levels of CO2 out of feed gas. By converting an existing ship into a liquefaction facility in a shipyard with all the necessary expertise and infrastructure to hand, costs can be reduced further.  Lead-times are also reduced therefore increasing the net present value of a project both to resource holders and Golar. Low feed gas costs combined with a low liquefaction cost structure make it possible for Golar and its project partners to profitably market LNG even at current low prices.

There are few competing alternatives in the floating liquefaction business at present and those that do exist are appealing to different market segments: two oil majors have opted for new-build FLNG solutions capable of liquefying their own resources containing higher levels of CO2, and other marketable liquids, potentially in hurricane prone waters.  These solutions have a higher cost per ton of LNG  liquefaction capacity, take longer to build, and, although cheaper than a land-based alternative, would struggle to take FID in today’s commodity price environment. The only other FLNG alternative is a smaller new-build barge based solution.  This solution must be moored near-shore and has around 25% of the capacity of a Golar FLNGV.  The company offering this solution has not yet secured employment for their unit which appeals to a more limited audience of resource holders.

Other than additional liquefaction capacity made available as a result of de-bottlenecking an existing land-based facility, Golar believes that its FLNG solution is one of the cheapest liquefaction solutions in today’s market.

Vessel Maintenance

We are focused on operating and maintaining our vessels to the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy to have our crews perform planned maintenance on our vessels while they are operating, to reduce time required for repairs during dry-docking. This reduces the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from a vessel while it is dry-docking we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crew members or subcontractors.

Our Fleet and Customers

As of April 24, 2017, our fleet consisted of six FSRUs (excluding the Golar Tundra) and four LNG carriers. We intend to leverage our relationship with Golar and its affiliates to make additional accretive acquisitions of FSRUs, LNG carriers and potentially, FLNGs, with long-term charters from Golar and third parties.

FSRUs

The following table provides information about the six FSRUs (excluding the Golar Tundra) in our fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel	Capacity (cbm)	Base Offtake Capacity (Bcf/d)	Year of Delivery	Year of FSRU Retrofitting	Current Charter Commencement	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit	128,000	0.25	1981	2007	July 2008	Petrobras	June 2017(1)	Not applicable
Golar Winter	138,000	0.50	2004	2008	September 2009	Petrobras	September 2024(2)	None
Golar Freeze	125,000	0.48	1977	2010	May 2010	DUSUP	May 2020	Terms extending up to 2025(3)
NR Satu(4)	125,000	0.50	1977	2012	May 2012	PTNR	December 2022	2025
Golar Igloo	170,000	0.50	2014	n/a	March 2014	KNPC	December 2018	One regasification season
Golar Eskimo	160,000	0.50	2014	n/a	June 2015	Jordan	June 2025	None
Total Capacity	846,000	2.73
__________________________________________

(1)
On December 23, 2016, an Early Termination Notice was received, effective June 2017, exercising Petrobras' right as charterer to terminate the Golar Spirit charter which will entitle us to an early termination fee.

(2)
The charter initially had a term of 10 years, expiring in 2019. However, in return for certain vessel modifications made at the request of Petrobras the charter was extended by a further five years to 2024. These modifications were completed in August 2013.

(3)	DUSUP has the option to extend the charter for two extension periods of two years and two years. DUSUP has an option to extend the initial term or either of the extension periods by one year.

(4)
We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia (“PTGI”), the company that owns and operates the NR Satu, pursuant to a Shareholders’ Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

On May 23, 2016, we acquired from Golar, Tundra Corp, the disponent owner and operator of the Golar Tundra FSRU, for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into the Tundra Letter Agreement, pursuant to which Golar agreed pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with WAGL. In return, we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provides that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the "Tundra Put Option"). Accordingly, we have determined that (i) Tundra Corp is a VIE and (ii) until the Tundra Put Option expires, Golar is the primary beneficiary of Tundra Corp. Thus, Tundra Corp will not be consolidated into our financial statements until the Tundra Put Option expires. See notes 5 and 11 of our consolidated financial statements.

The Golar Tundra is subject to a time charter with WAGL for an initial term of five years, which may be extended for an additional five years at WAGL’s option. WAGL is a joint venture of the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd that is developing an LNG import project at the port of Tema on the coast of Ghana (the “Ghana LNG Project”). The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016, however, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. While Golar remains in dialogue with WAGL regarding amendments to the existing charter agreement, including later start up and extension of the term, they are actively pursuing arbitration proceedings to collect amounts due under the charter in order to protect the existing contractual position. In view of the current situation, it is difficult to predict with certainty when or if the Golar Tundra will commence operations under its time charter with WAGL and there is therefore a possibility that the vessel will be put back to Golar.

As of March 31, 2017, our FSRU carriers (excluding the Golar Tundra) had an average age of 22 years. Our FSRU carriers are generally expected to have a lifespan of approximately 40-55 years. The Golar Spirit, the Golar Freeze and the NR Satu have Moss containment systems while the Golar Winter, the Golar Igloo and the Golar Eskimo have membrane type cargo containment systems. Our charterers are able to use our FSRU carriers worldwide or to sublet the vessels to third parties.

Golar Spirit. The Golar Spirit is an FSRU that was retrofitted in 2007 from an LNG carrier built in 1981. The Golar Spirit utilizes a closed-loop regasification system. The Golar Spirit is operating under a time charter to Petrobras which will terminate in June 2017, before its contract charter expiration date of August 2018 (see “Item 5. Operating and Financial Review and Prospects—Golar Spirit Early Termination)”. We will be entitled to receive an early termination fee as a result. Petrobras is the largest energy company in Brazil with an integrated structure consisting of oil and oil by-product exploration, production, refining, marketing, and transportation. Petrobras currently operates the Golar Spirit in northeastern Brazil at the port of Pecem, where she is moored at a jetty in sheltered waters behind a breakwater, delivering regasified LNG through a hard arm connection directly into a pipeline that services base load power generating assets. The Golar Spirit has the ability to operate as a traditional LNG carrier. Given that the Golar Spirit is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be extended by ten years in excess of her initial 40 year useful life.

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

Golar Freeze. The Golar Freeze is an FSRU that was retrofitted in 2010 from an LNG carrier built in 1977. The Golar Freeze is currently contracted as an FSRU under a time charter with DUSUP. DUSUP is the exclusive purchaser of natural gas in Dubai. When in operation, the Golar Freeze is moored alongside a purpose built jetty within the existing Jebel Ali port. The Golar Freeze is capable of storing and delivering regasified LNG to DUSUP for further delivery into the Dubai gas network. Given that the Golar Freeze is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be extended by ten years in excess of its initial 40-year useful life.

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

Golar Igloo. The Golar Igloo is an FSRU that was built by the Korean shipyard, Samsung Heavy Industries Co. Ltd. and was delivered to Golar in February 2014. She is currently operating under a time charter to KNPC that expires in 2018. KNPC is the national oil refining company of Kuwait. We acquired the Golar Igloo in March 2014. Under the time charter, KNPC use the Golar Igloo as an FSRU for nine months each year and she is moored at a jetty at the Old South Pier at the Mina Al Ahmadi Refinery. The Golar Igloo has the ability to operate as a traditional LNG carrier and may be utilized as a traditional LNG carrier for the three months each year that she is not operating as an FSRU as provided under her charter.

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

LNG Carrier	Capacity (cbm)	Year of Delivery	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Mazo(1)	135,000	2000	Pertamina	December 2017	Five years plus five years (2)
Methane Princess	138,000	2003	Royal Dutch Shell	March 2024	Five years plus five years
Golar Grand	145,700	2006	Golar/new Golar Grand charterer	October 2017(3)/second quarter of 2019(4)	Terms extending up to nine years from initial hire (4)
Golar Maria	145,700	2006	Eni S.p.A.	December 2017	none
Total Capacity	564,400

____________________________________

(1)	We own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest.

(2)	In addition, Pertamina has the right to one additional short-term extension of 2 to 12 months following either the initial period of the charter or an extension period.

(3)
Royal Dutch Shell did not exercise its option to extend its charter on the Golar Grand beyond February 2015. Accordingly, in February 2015, we exercised our option requiring Golar to charter the vessel through to October 2017.

(4)
In February 2017, we entered into a time charter agreement with a major international oil and gas company (or the new Golar Grand charterer) commencing in the second quarter of 2017 for an initial period of two years. The new Golar Grand charterer has options to extend the charter by three one year periods and two further periods of up to two years each.

As of March 31, 2017, our LNG carriers had an average age of 13 years. LNG carriers are generally expected to have a lifespan of approximately 40 years. The Methane Princess, the Golar Grand and the Golar Maria have membrane-type cargo containment systems while the Golar Mazo has a Moss containment system. Our charterers are able to use our LNG carriers worldwide or to sublet the vessels to third parties.

Golar Mazo. The Golar Mazo is an LNG carrier built in 2000 that is currently operating under a time charter that expires in December 2017 with Pertamina. Founded in 1960, Pertamina is the state-owned oil and gas company in Indonesia and one of the world’s largest producers and exporters of LNG. We own a 60% interest in this vessel and Chinese Petroleum Corporation owns the remaining 40%.

Methane Princess. The Methane Princess is an LNG carrier built in 2003 that is currently operating under a time charter that expires in March 2024 with Royal Dutch Shell. Royal Dutch Shell engages in exploration and production of gas and oil reserves, export, shipping and import of LNG, pipeline transmission and distribution of gas, and various gas-powered electricity generation projects.

Golar Grand. The Golar Grand is an LNG carrier built in 2006 that is currently operating under a medium-term charter with Golar. Prior to February 2015, the Golar Grand operated under a time charter with Royal Dutch Shell which was not extended beyond its initial term and expired in the middle of February 2015. In February 2015, we exercised our option to require Golar to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by Royal Dutch Shell representing an approximate 25% loss of daily revenue to us with respect to the Golar Grand. In December 2015, the Golar Grand was placed in lay up and the hire rate was further reduced. In February 2017, we entered into a time charter agreement with the new Golar Grand Charterer commencing in the second quarter of 2017. In preparation for the new time charter, the Golar Grand was taken out of lay up and went into dry docking in the first quarter of 2017.

Golar Maria. The Golar Maria is an LNG carrier built in 2006 that is currently operating under a time charter that expires in 2017 with LNG Shipping S.p.A. LNG Shipping S.p.A. is a wholly-owned subsidiary of Eni S.p.A., an integrated energy company operating in the sectors of oil and gas exploration & production, international gas transportation and marketing, power generation, refining and marketing, chemicals and oilfield services. Eni S.p.A. is partly owned by the Italian government.

Charters

In the years ended December 31, 2016, 2015 and 2014, revenues from each of the following charterers accounted for over 10% of our consolidated revenues:

(in thousands of $)	2016		2015		2014
Petrobras	$103,368	23%	$100,052	23%	$99,976	25%
PTNR	67,774	15%	67,325	15%	66,345	17%
Jordan	57,112	13%	37,750	9%	—	—%
KNPC	47,654	11%	47,402	11%	43,220	11%
DUSUP	46,465	11%	41,970	10%	48,392	12%
Pertamina	37,602	9%	38,061	9%	40,004	10%
Royal Dutch Shell	26,070	6%	31,370	7%	68,884	17%

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

The below table summarizes the key details of the hire rates for each vessel in our fleet:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Spirit	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	n/a
Golar Winter	Increases on a bi-annual basis based on a cost of living index.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	n/a
Golar Freeze	Fixed.	Annual adjustment based on actual costs.		The hire rate will be reduced by 64% from the initial hire rate.
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component.(1)	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo(2)	The hire rate is an all-inclusive daily fixed rate.			n/a
Golar Eskimo	Fixed for first five years of hire. Decreases by 6.4% after the first five years of hire.	Increases by a fixed percentage per annum.	n/a	n/a
Golar Mazo	Fixed.	Annual adjustment based on actual costs.	Reimbursement of costs relating to: i) Drydocking ii) Additional cost component.(3)	n/a
Methane Princess	Fixed.	Increases by a fixed percentage per annum.		Reduces by approximately 37%.
Golar Grand(4)	The hire rate is an all-inclusive daily fixed rate.			The hire rate with the new Golar Grand charterer will increase from the initial hire rate during the extension periods.
Golar Maria	The hire rate is an all-inclusive daily fixed rate.			n/a
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

(4)
The Golar Grand is on hire to Golar until October 2017. In December 2015, the Golar Grand was placed in lay up and the hire rate was further reduced. In February 2017, we entered into a time charter agreement with the new Golar Grand charterer commencing in the second quarter of 2017. Following the commencement of the new time charter, we will continue receiving revenues from Golar at the originally agreed hire rate and any payments received from the new Golar Grand charterer will be paid to Golar until October 2017. The initial term of the new time charter is two years and the charterer has options to extend the charter by three one year periods and two further periods of up to two years each.

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

Under the charters for the Golar Spirit, the Golar Winter and the NR Satu, an off-hire allowance is provided for a certain number of hours of scheduled off-hire per year. Under the Golar Freeze charter, we are allowed a certain number of days to carry out periodic drydocking during which time the vessel will not be off-hire and therefore, we will continue to receive the hire rate during such period. Similarly, the Golar Mazo will not be considered to be off-hire for scheduled drydockings for a certain number of days in each three-year period. The number of days during which the Golar Mazo will not be considered to be off-hire is intended to correspond to the number of days that the Golar Mazo is expected to be off-hire for an ordinary, regularly scheduled drydocking. Under the new Golar Grand Charter, any time during which the Golar Grand is off-hire may be added to the charter period in the charterer's option up to the total amount of time spent off-hire.

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

Vessel Management and Maintenance

Under our charters, we are responsible for the technical management of the vessels, including engagement and provision of qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements. Golar Management, GMN, GMM and GMC provide these management services to the vessels in our fleet through fleet management agreements with our vessel owning subsidiaries.

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

Under the Golar Winter charter, Petrobras has the right to terminate the charter in 2019, after the tenth anniversary of the commencement of the charter without fault upon payment of the specified termination fee. Six months’ notice is required if Petrobras wishes to exercise its right to no fault termination under the charter.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by DNV-GL. All of our vessels have been awarded International Safety Management (“ISM”) certification and are currently “in class”.

The FSRU, the NR Satu has a dual class (DNV-GL and the Indonesian BKI) with class notation +OI Floating Offshore LNG Regasification Terminal, REGAS, POSMOOR. The unit is without a propulsion system and is permanently moored without the ability to trade as LNG carrier.

We carry out inspections of the vessels on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and while underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

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

Through its subsidiaries, Golar assists us in managing our vessel operations and maintaining a technical department to monitor and audit our vessel manager operations. Our appointed vessel managers, Golar Management Norway is working to the standard of International Standards Organization’s (or ISO) 9001 and ISO 14001, and have through DNV-GL, the Norwegian classification society, and Lloyds, obtained approval of their safety management systems as being in compliance with the International Safety Management Code (or ISM Code), on behalf of the appropriate Flag State for the vessels in our current fleet, which are flagged in the Marshall Islands or Liberia. Golar Wilhelmsen (subsequently Golar Management Norway), established in 2010, received its ISO 9001 certification on April 7, 2011. Our vessels’ safety management certificates are being maintained through ongoing internal audits performed by the manager and intermediate audits performed by DNV-GL or Lloyds. To supplement our operational experience, Golar and its subsidiaries provide expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to administrative services agreements with certain subsidiaries of Golar, access to human resources, financial and other administrative functions. Critical vessel management functions that will be provided by Golar Management through various of its offices around the world include:

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

Competition for long-term LNG carrier and FSRU charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier and FSRU users, the quality of LNG carrier and FSRU users and the experience and reputation of the carrier and FSRU operator. In addition, LNG carriers may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less during periods of increased competition due to an oversupply of LNG carriers.

Seasonality

Our vessels primarily operate under long-term charters and are not subject to the effect of seasonal variations in demand, with the exception of the Golar Igloo, whose charter specifies a regasification season of 9 months, extendable at the option of the charterer.

Crewing and Staff

As of December 31, 2016, Golar employed approximately 473 seagoing staff who serve on our vessels. Golar and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Golar, including Golar Management, GMN, GMM and GMC provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Fleet Management Agreements.” Golar regards attracting and retaining motivated seagoing personnel as a top priority. Golar offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, while the vessel managers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current fleet, which are flagged in the Marshall Islands, Indonesia or Liberia. Golar believes its relationships with these labor unions are good. Golar’s commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Golar’s cadet training approach is designed to balance academic learning with hands-on training at sea. Golar has relationships with training institutions in Croatia, India, Norway, Philippines, Indonesia and the United Kingdom. After receiving formal instruction at one of these institutions, cadets’ training continues on board one of our vessels. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including LNG carriers and FSRUs, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 218 days. The number of deductible days varies from 14 days for the new vessels to 30 days for the older vessels, also depending on the type of damage; machinery or hull damage.

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I clubs. This includes third party liability and other expenses related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group.  However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they will consider any FSRUs as vessels for the purpose of providing insurance. For the FSRUs we have also arranged an additional Comprehensive General Liability insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance.

We will use in our operations Golar's thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from Golar's commitment to safety and environmental protection as certain of our subsidiaries assist us in managing its vessel operations. GMN received its ISO 9001 certification in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (ISM) on a fully integrated basis.

In-House Inspections

GMN (previously Golar Wilhelmsen) carries out inspections of the vessels on a regular basis; both at sea and when the vessels are in port. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG.  These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now, or in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability. In July 2016, for example, the Bureau of Safety and Environmental Enforcement ("BSEE") finalized new regulations imposing well control requirements on offshore oil and gas drilling. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the USCG, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

GMN is operating in compliance with the International Standards Organization (or ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers. GMN received its ISO 14001 Environmental Standard Certificate during summer 2012. This certification requires that we and GMN commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

The IMO is the United Nations' agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship manager holds a Document of Compliance (DoC) under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code, or the IGC Code published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch keeping standard, afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers, or STCW also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  For example, the USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code, or ISPS Code as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting vessels or port facilities.  GMN has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or MARPOL, is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships”, or Annex VI entered into force on May 19, 2005, and applies to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on Sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on Sulfur content of fuel oil and allows for special areas to be established with more stringent controls on Sulfur emissions.  The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate). Annex VI came into force in the United States on January 8, 2009 and has been amended a number of times. As of the current date, all our vessels delivered or drydocked since May 19, 2005 have been issued with IAPP Certificates.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various vessel delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on sulfur emissions from vessels. In ECAs limitations on Sulfur emissions require that fuels contain no more than 0.10% Sulfur. As of January 1, 2012, fuel used to power vessels may contain no more than 3.5% Sulfur. This cap will then decrease progressively unitl it reaches 0.5% by January 1, 2025. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC, which is effective as of January 1, 2010, bans the use of fuel oils containing more than 0.10% Sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being modified to burn gas only in their boilers when alongside. Low Sulfur marine diesel oil, or LSDO has been purchased as the only fuel for the Diesel Generators. In addition, except for the Golar Mazo, we have modified the boilers on all our vessels to also allow operation on LSDO.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "U.S. Clean Air Act" below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs. Furthermore, as of January 1, 2014, the United States Caribbean Sea was designated an ECA. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulphur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. A sufficient number of states ratified the BWM Convention - in September 2016 and it will enter into force on September 8, 2017. This makes all vessels constructed before the entry into force date “'existing” vessels, and allows for the installation of a Ballast Water Treatment System (BWTS) on such vessels at the first renewal survey following the entry into force date. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

As referenced below, the USCG issued new ballast water management rules on March 23, 2012, and the EPA adopted a new Vessel General Permit in December 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention installation of ballast water treatments, BWT systems, will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWT system. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules, relating to certain of our older vessels are estimated to be in the range of between $2 million and $3 million per vessel.

 Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention entered into force in the states party to the Bunker Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention makes the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.

P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution act of 1990 or OPA 90 established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response Compensation and Liability Act, or CERCLA applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resource and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

Effective December 21, 2005, the U.S. Coast Guard, USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for clean up, removal and natural resource damages for releases of “hazardous substances”. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. We currently maintain each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFR, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the USCG for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills including some that could potentially increase or even eliminate the limits of liability under OPA. Compliance with any new requirements of OPA, or other laws or regulations, may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, in July 2016, the BSEE finalized new regulations imposing well control requirements on offshore oil and gas drilling. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our unitholders.

Clean Water Act

The U.S. Clean Water Act, the CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters - the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in United States waters. In March 2013 the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

However, as of January 1, 2014, vessels became technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

In In May 2016, the U.S. Coast Guard published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February, 2016, the U.S. Coast Guard issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival.

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
Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The 2015 United Nations Climate Change Conference in Paris did not result in an agreement that directly limits greenhouse gas emissions from vessels. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from vessels. In April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.

As of January 1, 2013, all vessels, including rigs and drillships, must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from vessels add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index, or EEDI, for new vessels, and the Ship Energy Efficiency Management Plan, or SEEMP, for all vessels. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement is expected to enter into force in March 2018. When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO anticipates adopting initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the Sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

Vessel Safety Regulations

The Maritime Safety Committee adopted a new paragraph 5 of SOLAS regulation III/1 to require lifeboat on-load release mechanisms not complying with new International Life-Saving Appliances, or LSA, Code requirements to be replaced no later than the first scheduled dry-docking of the vessel after July 1, 2014 but, in any case, not later than July 1, 2019. The SOLAS amendment, which entered into force on January 1, 2013, is intended to establish new, stricter, safety standards for lifeboat release and retrieval systems, aimed at preventing accidents during lifeboat launching, and will require the assessment and possible replacement of a large number of lifeboat release hooks.

All vessels that were docked since 2014 had the lifeboat release and retrieval systems overhauled and modified where found necessary.

According to SOLAS Ch V/19.2.10, all vessels shall have an Electronic Chart Display and Information Systems, or ECDIS, installed in the period from 2012 to 2018. Our LNG vessels must have approved ECDIS fitted no later than the first survey on or after July 1, 2015. All our vessels now have an ECDIS installed and our officers have been sent to specific training courses.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

•
a continuous synopsis record kept on board showing a vessel's history, including the name of the vessel and of the state whose flag the ship is entitled to fly, the date on which the vessel was registered with that state, the ship’s identification number, the port at which the vessel is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining USCG-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

GMN has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulations

Our LNG vessels may also become subject to the International Convention on Liability and Compensation for Damage Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas. However, the HNS Convention has lacked the ratifications required to come into force. In April 2010, a consensus at the Diplomatic Conference convened by the IMO adopted the 2010 Protocol.

The 2010 Protocol sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS fund that comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 Protocol, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights, or SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 Protocol has yet entered into effect. It will enter into force, eighteen months after the date on which certain consent and administrative requirements are satisfied. While a majority of the necessary number of states has indicated their consent to be bound by the 2010 Protocol, the required minimum has not been met. We cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

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

Taxation of Operating Income. Substantially all of our gross income is attributable to the transportation, regasification and storage of LNG, and we expect that substantially all of our gross income will continue to be attributable to the transportation, regasification and storage of, as well as liquefaction of, LNG. Gross income generated from liquefaction, regasification and storage of LNG outside of the United States generally is not subject to U.S. federal income tax, and gross income generated from such activities in the United States generally is subject to U.S. federal income tax. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax.

We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income, and we do not anticipate providing any liquefaction, regasification or storage services within the territorial seas of the United States. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that based on our current ownership structure, the Section 883 Exemption applies and we are not subject to U.S. federal income tax on our U.S. Source International Transportation Income.

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

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements.  These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on an established securities market during the taxable year is at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years).  In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirements if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

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

We believe that we satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements. We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and expect to earn in the future. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries) should be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

Our common units are traded only on the Nasdaq Global Market, which is considered to be an established securities market. Based on this fact, the number of our common units that is traded on the Nasdaq Global Market exceeds the number of our common units that is traded on any established securities market, and this is not expected to change. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Although the matter is not free from doubt, based on our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe that our common units represent more than 50.0% of the total value of all of our outstanding equity interests. In addition, we believe that we currently satisfy, and expect we will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “regularly traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfy the Publicly Traded Test for the present taxable year and will continue to satisfy the Publicly Traded Test for future taxable years.

The conclusions described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, while we believe that, assuming satisfaction of the factual requirements described above, our common units should be considered “regularly traded” on an established securities market and that we should satisfy the requirements for the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. Please see “—The Net Basis and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test.

In the event we are not able to satisfy the Publicly Traded Test for a taxable year, we may be able to satisfy the Qualified Shareholder Stock Ownership Test for that year provided Golar owns more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Golar itself meets the Publicly Traded Test for such year and Golar provides us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. However, there can be no assurance that Golar will meet the Publicly Traded Test in any taxable year or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Golar may not own more than 50.0% of the value of our outstanding equity interests for the current or any future year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Golar of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn income from liquefaction, regasification or storage of LNG within the territorial seas of the United States, such income may be treated as Effectively Connected Income. Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation or received from vessel leasing, and none of our regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States, or earn income from liquefaction, regasification or storage activities within the territorial seas of the United States, in the future, which would result in such income being treated as Effectively Connected Income.

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

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

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

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us relevant to the fiscal year ended December 31, 2016. This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

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

On commencement of trade by Golar Brazil in July 2008 (upon delivery of the Golar Spirit), we became subject to tax in Brazil (including net income taxes due from Golar Brazil, if any, and any Brazilian withholding taxes is required to be withheld by Golar Brazil from payments it makes to our other subsidiaries) in the approximate amount of 30.5% of the payments due to Golar Brazil under the operation and services agreement with respect to the Golar Spirit and the Golar Winter. A portion of this tax is withheld by Petrobras from payments it makes to Golar Brazil under the operation and services agreement, and the remainder is collected directly from Golar Brazil.

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

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we are awaiting the decision on the case. In the event that the revocation of the waiver is upheld, which we do not believe to be probable, PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered with them.

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

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $21.1 million and $24.7 million as of December 31, 2016 and 2015, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured in favor of the $175 million NR Satu facility.

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

Background and Overview

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. Our fleet currently consists of six FSRUs (excluding the Golar Tundra) and four LNG carriers. We expect to make additional accretive acquisitions of long-term stable cash flow generating FSRUs, LNG carriers, and potentially FLNGs from Golar and third parties in the future as market conditions permit.

We completed our IPO on April 13, 2011 and our common units are traded on the NASDAQ Global Market under the symbol “GMLP”.

Significant Developments in 2016 and Early 2017

Tundra Acquisition

On May 23, 2016, we acquired from Golar, Tundra Corp, the disponent owner and operator of the Golar Tundra pursuant to a Purchase and Sale Agreement entered into on February 10, 2016. The purchase consideration was $330.0 million less the assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into the Tundra Letter Agreement, pursuant to which Golar agreed pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with WAGL. In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provides that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. Consequently, Golar continues to consolidate the Tundra Corp and the results of operations of Tundra Corp are not reflected in our financial statements.

The Golar Tundra is subject to a time charter with WAGL for an initial term of five years, which may be extended for an additional five years at WAGL’s option. WAGL is a joint venture of the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd that is developing an LNG import project at the port of Tema on the coast of Ghana (the “Ghana LNG Project”).
The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016, however, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred, because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. While Golar remains in dialogue with WAGL regarding amendments to the existing charter agreement, including later start up and extension of the term, they are actively pursuing arbitration proceedings to collect amounts due under the charter in order to protect the existing contractual position. In view of the current situation, it is difficult to predict with certainty when or if the Golar Tundra will commence operations under its time charter with WAGL and there is therefore a possibility that the vessel will be put back to Golar.
See note 5 to our consolidated financial statements.
For a discussion of certain risks associated with the Tundra Acquisition see “Item 3. Key Information—Risk Factors.”

Golar Power Omnibus Agreement

On June 29, 2016, Golar, together with certain investment vehicles affiliated with private equity firm, Stonepeak Infrastructure Partners, formed Golar Power as a joint venture. Golar Power, is expected to offer integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Golar agreed to transfer certain assets to Golar Power, including two LNG carriers capable of conversion to FSRUs and one FSRU that is currently under construction. Golar Power's initial asset base includes $100 million invested by Stonepeak, a 50% interest in a Brazilian corporation that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil, an FSRU newbuilding that is currently being constructed at Samsung shipyard, and two modern TFDE LNG carriers, the Golar Penguin and the Golar Celsius, each of which is expected to be converted into an FSRU. Golar Power’s operations are expected to involve, the long term chartering of FSRUs to the operator of the Brazilian power plant in order to facilitate the importation of LNG to fuel such plant.

In connection with the formation of Golar Power, we entered into an omnibus agreement with Golar and Golar Power (the “Golar Power Omnibus Agreement”). Pursuant to the Golar Power Omnibus Agreement, Golar Power agreed not to acquire, own, operate or charter any FSRU or LNG carrier operating under a charter for five or more years (“Five-Year-Vessels”), subject to certain exceptions. The non-competition provisions applicable to Golar Power under the Golar Power Omnibus Agreement are similar to those applicable to Golar pursuant to the Omnibus Agreement that we entered into in connection with our initial public offering. In addition, under the Golar Power Omnibus Agreement, the Golar Power Entities granted to us a right of first offer on any proposed sale, transfer or other disposition of any five-year vessels owned or acquired by any Golar Power Entity. There can be no assurance that we will acquire any vessels from Golar Power. Any such acquisition will be subject to, among other things, the approval of our board of directors and the conflicts committee of our board of directors.

Upon a change of control of us or our general partner, the Golar Power Omnibus Agreement shall terminate immediately. In the event that one or more Golar LNG Entities (as defined in the Golar Power Omnibus Agreement) cease to own, in the aggregate, at least 33 1/3% of the ownership interests in Golar Power, the Golar Power Omnibus Agreement shall terminate as of the date such ownership interest falls below 33 1/3%.

Golar LNG Partners LP Long Term Incentive Plan

The Golar LNG Partners LP Long Term Incentive Plan (the “GMLP LTIP”) was adopted by our board of directors, effective as of May 30, 2016. The purpose of the GMLP LTIP is to promote our interests and the interests of our affiliates by providing employees and consultants  of  the Partnership, its general partner or any of their  affiliates and directors of the Partnership with incentive compensation awards to encourage superior performance. The maximum aggregate number of common units that may be delivered pursuant to any and all awards under the GMLP LTIP shall not exceed 500,000 common units, subject to adjustment due to recapitalization or reorganization as provided under the GMLP LTIP. The GMLP LTIP allows for grants of (i) unit options, (ii) unit appreciation rights, (iii) restricted unit awards, which may include tandem unit distribution rights, (iv) phantom units, (v) unit awards, (vi) other unit-based awards, (vii) cash awards, (viii) distribution equivalent rights (whether granted alone or in tandem with another award, other than a restricted Unit or Unit award), (ix) substitute awards and (x) performance-based awards. On November 21, 2016, the board approved the award of 99,000 options to purchase common units to our Directors and Management under the GMLP LTIP. The options have an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016. The exercise price will be adjusted for each time we pay distributions. One third of the recipients’ alloted options will vest on November 18, 2017, the second third will vest one year later and the final third will vest on November 18, 2019. The option expected life is five years. As of December 31, 2016, there were 75,000 options outstanding. The remaining 24,000 options were issued in January 2017.

Refinancing of seven vessels’ facilities

In April 2016, we entered into a $800 million senior secured credit facility (or the “$800 million credit facility”), which refinanced the bank debt secured by seven of our existing vessels as well as provided the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The vessels included in this facility are the Methane Princess, the Golar Spirit, the Golar Winter, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Freeze.
The $800 million credit facility, which was drawn down on May 23, 2016, has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility will be reduced by $25.0 million by September 30, 2017 and $50.0 million by September 30, 2018. The term loan facility is repayable in quarterly installments with a total final balloon payment in 2021 of $378.0 million together with any amounts outstanding under the revolving facility. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%, as well as a commitment fee on undrawn amounts.

2017 Norwegian Bonds
On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our senior unsecured non-amortizing bonds in the Nordic bond market (the “2017 Norwegian Bonds”). The 2017 Norwegian Bonds mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. We intend to list the 2017 Norwegian Bonds on the Oslo Bors. The net proceeds from our sale of the 2017 Norwegian Bonds will be used to repay our outstanding High Yield Bonds and for general partnership purposes. As of April 24, 2017, a total nominal amount of $118.2 million (NOK 996 million) of the High Yield Bonds had been repurchased ahead of their October 2017 maturity and the corresponding share of its associated cross currency interest rate swap had been terminated.

Unit Repurchase Program

In December 2015, our board of directors approved a program to repurchase up to $25.0 million of our outstanding common units in the open market over a two year period. During the year ended December 31, 2016, we repurchased 38,000 common units and, in accordance with the provisions of the Partnership Agreement, such common units were deemed cancelled and not outstanding with immediate effect.

Expiration of Subordination Period

In the second quarter of 2016, our board of directors determined that the conditions precedent for the expiration of the subordination period set forth in the definition of “Subordination Period” contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) converted into common units on a one-for-one basis.

The IDR Exchange

On October 19, 2016 (the “IDR Exchange Closing Date”), pursuant to the terms of the Exchange Agreement, dated as of October 13, 2016, by and between the Partnership, Golar and our General Partner, Golar and our General Partner exchanged all of their Old IDRs for (i) the issuance by us on the IDR Exchange Closing Date of New IDRs and an aggregate of 2,994,364 additional common units representing limited partner interests in the Partnership and an aggregate of 61,109 additional units representing General Partner Units, and (ii) the issuance in the future of an aggregate of up to 748,592 additional common units and up to 15,278 additional General Partner Units (collectively, the “Earn-Out Units”) that may be issued subject to certain conditions described below. Immediately prior to the execution of the Exchange Agreement, Golar Energy Limited, a subsidiary of Golar, sold its Old IDRs to Golar in exchange for the cancellation of certain intercompany indebtedness.
Equity offering
In February 2017, we sold 5,175,000 common units in an underwritten public offering. To maintain its 2% general partner interest, our general partner acquired 94,714 general partner units. We generated proceeds of $119.4 million, net of underwriters' fees, from the offering and the sale of general partner units, which we intend to use for general partnership purposes.
Golar Spirit Early Termination

In December 2016, we received a notice of early termination of the Golar Spirit charter from charterers Petrobras. The charter end date will now be June 2017 assuming Petrobras pays the termination fee. The original end date of the charter was August 2018. In accordance with the terms of the charter, Petrobras will pay us a compensation fee. As of April 24, 2017, we had not entered into a replacement charter for the Golar Spirit.

Golar Grand New Charter

In February 2017, we entered into a time charter with a major international oil and gas company for the Golar Grand. The Golar Grand is currently on charter with Golar and will therefore be sub-chartered back from Golar at the same rate as the new Golar Grand charter, for the initial period of the new charter until the Golar charter ends in October 2017. The vessel will be delivered under the new Golar Grand charter during the second quarter of 2017 for an initial period of two years. The new Golar Grand charterer has options to extend the charter by three one year periods and two further periods of up to two years each.

Negotiations with Golar Regarding the Hilli Episeyo

Golar currently has one FLNG, the Hilli Episeyo, under construction. The Hilli Episeyo is expected to commence operations under an eight-year contract with Perenco Cameroon by September 30, 2017. We have recently entered into preliminary discussions with Golar regarding the potential acquisition of an interest in the Hilli Episeyo. No assurance can be given that we will acquire any interest in the Hilli Episeyo, and any such acquisition will be subject to, among other things, the approval of our board of directors and the conflicts committee of our board of directors.

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain, which reflects the variability in the supply and demand for LNG carriers. The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport. During the last cycle an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached near historic lows. Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs in 2012. During 2013, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment. From late 2013, the pace of newbuild LNG carrier deliveries outstripped the supply of new LNG liquefaction, with the supply of LNG carriers exceeding shipping requirements throughout 2014, 2015 and 2016. Historically low charter rates and levels of utilization were recorded in early 2016 and we expect rates and utilization levels to remain at subdued levels for at least the first six months of 2017. Thereafter, we believe the anticipated arrival of substantial new LNG volumes should start to absorb the built-up surplus of LNG carriers. It is anticipated that the market will reach an equilibrium position in mid-2018 and then be short of LNG carriers from late 2018 provided there are no significant unplanned outages at existing liquefaction facilities as a result of geopolitical or other unexpected events.

There are significantly less FSRUs in operation than LNG carriers but the market for them has grown rapidly from zero in 2005 to 24 as of March 31, 2017. There are also 11 FSRUs currently on order. Continued plentiful supply of LNG at historically lower prices has encouraged continued growth in demand for FSRUs and we expect this to continue. However, the number of competitors for FSRU business has increased and is expected to continue to increase which would have a negative impact on margins.

Having dropped to around $27 per barrel early in 2016, WTI crude oil spot prices recovered and stabilized at levels between $45 and $55 per barrel for the remainder of 2016 and at $52.60 per barrel as of April 17, 2017. Natural gas prices also recovered although not to the same extent.  New LNG supply and the prospect of significant additional volumes over the coming 3-years that will exceed near-term demand has resulted in a “decoupling” of LNG prices from oil.  An abundance of available LNG in both the Pacific and Atlantic basins also led to a narrowing of the gap in pricing in different geographic regions.  This has continued to adversely affect the length of voyages in the spot LNG shipping market and consequently suppressed spot rates and medium term charter rates for charters.   Although the arrival of substantial volumes of new LNG over the next 3 years is expected to positively impact the shipping market and remain supportive of the FSRU business, a prolonged period of low LNG prices could negatively impact new investment decisions for large-scale LNG liquefaction projects.  While potentially a positive catalyst for cost competitive liquefaction solutions including floating liquefaction, this has potentially negative long-term consequences both for LNG carrier and FSRU demand.  Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.  See “Risk Factors—Risks Inherent In our Business—Our future performance and growth depend on continued growth in LNG production and demand for LNG, FLNGs, FSRUs and LNG carriers.”

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows may not be indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
We intend to increase the size of our fleet by making other acquisitions. Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs and LNG carriers and in the future, FLNGs under long-term time charters from Golar or third parties. We may need to issue additional equity or incur additional indebtedness to fund additional vessels that we purchase.

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

•
Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of some of our derivative instruments is included in our net income as some of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate.  Please read note 24 in the notes to our consolidated financial statements.

•
Our results may be affected by tax exposure and changes in deferred tax. In 2016 and 2015, we recognized deferred tax assets relating to the recognition of certain historical tax positions relating to foreign tax operating losses in Indonesia and Jordan (2014: Indonesia only). Furthermore, in 2016 and 2015, we recognized a deferred tax liability relating to the excess of the tax basis depreciation over the accounting basis depreciation in connection with the Golar Eskimo. Please see note 9 in the notes to our consolidated financial statements. This may not have an impact on our future results as we may not recognize deferred tax in the future. Tax accounting and reporting judgments that we make may not be entirely free from doubt. It is possible that applicable tax authorities will disagree with our positions, possibly resulting in additional taxes being owed. For instance, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is canceling a previously granted waiver of VAT importation in the approximate amount of $24.0 million for the NR Satu. In addition, in April 2017 we received a letter from the Indonesian tax authorities, subsequent to their audit of PTGI’s 2014 tax returns, challenging certain of PTGI’s tax positions. In the event of an unfavorable outcome of our challenge of this ruling in Indonesian tax court, it is possible that PTGI will be liable for the VAT plus penalties and interest. See “Item 3. Risk Factors—We will be subject to taxes, which will reduce our cash available for distribution”.

•
The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2016, 2015 and 2014, we had 88, 84, and nil off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially. The material impact of off-hire time on our business and results of operations is discussed below.

•
The Golar Igloo generated revenues during the first month of her three month Regasification Off-Season. Under the Golar Igloo’s charter with KNPC, Golar Igloo is to provide FSRU services for nine months of each year (the regasification season). During the charter term, there is a three-month window each year from December until February, during which the Golar Igloo will not provide FSRU services to KNPC, permitting us to pursue spot carrier and other short-term business opportunities. KNPC extended the Golar Igloo’s charter after the end of the regasification season until December 31 in 2016, 2015 and 2014. We cannot guarantee that the Golar Igloo will be employed each year during all or any part of her Regasification Off-Season.

•
Reductions of hire rates for extension periods may significantly affect our revenues. The Golar Grand is currently operating under a replacement time charter with Golar at a hire rate that is 75% of the rate paid by the previous charterer. Certain of our other time charters provide for significant reductions in hire rates payable during extension periods if the charterer extends the applicable charter beyond its initial term. These reductions range from 12% for the NR Satu to 64% for the Golar Freeze. Our results of operations will be negatively impacted in periods during which any of our vessels are operating under a reduced hire rate.

•
Vessels may be re-contracted at lower rates. We currently derive all of our revenue from a limited number of customers on medium to long-term charters. The charters on the Golar Spirit, the Methane Princess, the Golar Mazo and the Golar Grand, are due to expire in 2017. We have entered into a new charter for the Golar Grand at a rate that is lower than the hire rate currently received under the time charter with Golar. Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. If rates are lower when we are seeking a new charter, or if we elect not to or are not able to re-charter a vessel, our earnings and ability to make distributions to our unitholders may decline. See “Item 3. Risk Factors—Hire rates for FSRUs and LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline”.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, and our ability to acquire additional vessels from Golar or from third parties;

•	our ability to maintain good working relationships with our key existing charterers and to increase the number of our charterers through the development of new working relationships;

•	demand for LNG shipping services and FSRU services, and the underlying demand for and supply of natural gas and LNG;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	the effective and efficient technical management of our vessels;

•	Golar’s ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the hire rate earned by our vessels and unscheduled off-hire days;

•	mark-to-market charges in interest rate swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	the level of vessel operating costs; and

•	our level of debt and the related interest expense and amortization of principal.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

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

Time Charter Equivalent Earnings. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For our time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE. For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. TCE is a non-GAAP financial measure. Please read “Item 3. Key Information—A. Selected Historical Financial and Operating Data—Non-GAAP Financial Measure” for a reconciliation of TCE to total operating revenues (TCE’s most directly comparable financial measure in accordance with GAAP).

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

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowing and may significantly increase when we acquire or lease vessels. In addition, by virtue of sale and leaseback transactions we have or may enter into with lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate the VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail refer to note 5 to our consolidated financial statements. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by financial institutions. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of Long-Lived Assets.  Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows, the vessels’ estimated useful life and estimates in respect of residual or scrap value. We estimate those future cash flows based on the existing service potential of our vessels. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value. As of December 31, 2016, we performed an impairment test on certain vessels, as we have assessed that there were indications of impairment for certain vessels. With reference to undiscounted future cash flows based on the existing service potential of the vessels and the associated long term charters, no impairment was identified. Since our inception, our vessels have not been impaired. For additional details, refer to note 2 to our consolidated financial statements.

Other Financial Items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, market valuation adjustments for interest rate swap derivatives, foreign exchange gains/losses and foreign currency derivatives. The market valuation adjustment for our interest rate and foreign currency derivatives may have a significant impact on our results of operations and financial position although it does not materially impact our short-term liquidity unless we terminate these swaps before their maturity. Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. Insurance costs have historically seen periods of high cost inflation, although not within the last 12 months. It is anticipated that insurance costs may continue to rise in the future. LNG transportation is a business that requires specialist skills that take some time to acquire and the number of vessels is increasing. Similarly, historically, there have been periods of increased demand for qualified crew, which has and may in future put inflationary pressure on crew costs. Only vessels on full cost pass-through charters would be fully protected from crew cost increases. The impact of these increases will be mitigated to some extent by the following provisions in our existing charters:

•	The Golar Mazo’s charter provides for operating cost and insurance cost pass-throughs, and so we will be protected from the impact of the vast majority of such increases.

•
The Methane Princess’s and the Golar Eskimo’s charters provide that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by a fixed percentage per annum (except for insurance in the case of the Methane Princess, which is covered at cost).

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

•	The Golar Freeze and the NR Satu time charters provides for annual adjustments to the operating expense component of the charter hire rate as necessary to take into account cost increases.

A.            Operating Results

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

	Year Ended December 31,
	2016	2015	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$441,598	$434,687	$6,911	2%
Vessel operating expenses	59,886	65,244	(5,358)	(8)%
Voyage and commission expenses	5,974	7,724	(1,750)	(23)%
Administrative expenses	8,600	6,643	1,957	29%
Depreciation and amortization	100,468	99,256	1,212	1%
Other non-operating income	1,318	—	1,318	100%
Interest income	4,295	1,315	2,980	227%
Interest expense	(66,938)	(61,632)	(5,306)	9%
Other financial items	(2,745)	(17,151)	14,406	(84)%
Taxes	(16,858)	(5,669)	(11,189)	197%
Net income	185,742	172,683	13,059	8%
Non-controlling interest	(13,571)	(10,547)	(3,024)	29%

Other Financial Data (in US$):
TCE	$119,874	120,373	(499)	—%
Average daily vessel operating costs	16,362	17,969	(1,607)	(9)%

Operating days: During the year ended December 31, 2016, our total operating days increased to 3,572 days, compared to 3,518 days in 2015, mainly as a result of the scheduled drydocking of the FSRU, the Golar Freeze in 2015, partially offset by the scheduled drydocking of the LNG carrier, the Golar Maria in 2016.

Operating revenues: Total operating revenues increased by $6.9 million to $441.6 million for the year ended December 31, 2016 compared to $434.7 million in 2015. This is primarily due to:

•
$6.5 million of increased revenue contribution from Golar Eskimo due to the expiration of the sub-lease with Golar on June 30, 2015 and commencement of charter hire revenue from the Hashemite Kingdom of Jordan at a higher rate;

•	$4.5 million of additional revenue from the Golar Freeze representing a full year of revenue compared to approximately ten months in 2015 following her scheduled drydocking in April 2015; and

•
$3.3 million increase in revenue from the Golar Winter and the Golar Spirit mainly due to $2.0 million withholding tax refund from our operations in Brazil arising from over payments between 2008 to 2012. We also received interest on the withholding tax refund which is presented as other non-operating income.

This was partially offset by:

•
a $6.0 million reduction in revenue from the Golar Grand, following her redelivery from Royal Dutch Shell in mid-February 2015 and her subsequent charter back to Golar at a lower daily time charter rate; and

•	a $2.0 million reduction in revenue from the Golar Maria resulting from her scheduled drydocking in 2016.

Time charter equivalent earnings:

	Year Ended December 31,
	2016	2015	Change	% Change
Calendar days less scheduled off-hire days	3,634	3,547	87	2%
Average daily TCE (in $)	$119,874	$120,373	$(499)	—%

Vessel operating expenses: The decrease of $5.4 million in vessel operating expenses to $59.9 million for the year ended December 31, 2016, as compared to $65.2 million in 2015, was principally due to:

•	$4.0 million reduction in the operating cost for the Golar Grand due to the vessel being placed in lay-up in December 2015; and

•
$2.0 million in additional repairs and maintenance costs incurred in 2015 in respect of the Golar Freeze due to her scheduled dry docking in April 2015. There were no comparable costs in the year ended December 31, 2016.

This was partially offset by:

•	$1.5 million in additional costs for Golar Igloo, due to higher upstoring and repairs and maintenance cost during her regasification off-season period; and

•	$1.0 million of incremental repairs and maintenance costs for the NR Satu following her scheduled maintenance window during the year ended December 31, 2016. There were no comparable costs in 2015.

Voyage and commission expenses: Voyage and commission expenses primarily relate to fuel costs associated with commercial waiting time, vessel positioning costs, charter hire expenses and brokers’ commissions. When a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.

Voyage and commission expenses decreased by 1.8 million to $6.0 million for the year ended December 31, 2016 compared to $7.7 million in 2015, mainly due to higher bunker consumption cost incurred by certain vessels in 2015.

Administrative expenses: Administrative expenses increased by $2.0 million, to $8.6 million for the year ended December 31, 2016, compared to $6.6 million in 2015.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the years ended December 31, 2016 and 2015, we incurred charges of $4.3 million and $2.9 million, respectively. In 2015, management fees recharged by Golar to us in relation to management and administrative services and technical services were recorded under both administrative expenses and vessel operating expenses respectively. In 2016, as a result of Golar's in-housing of technical operations (as a result of GMN becoming a 100% owned subsidiary of Golar), we have subsequently accounted for more of the management fees recharged by Golar under administrative expenses.

The balance of administrative expenses amounting to $4.3 million and $3.7 million for the years ended December 31, 2016 and 2015, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and amortization: Depreciation and amortization increased by $1.2 million to $100.5 million for the year ended December 31, 2016, compared to $99.3 million in 2015 primarily due to:

•	$0.8 million in additional depreciation on the Golar Maria following completion of her scheduled drydocking in the second quarter of 2016; and

•
$1.3 million of incremental depreciation and intangibles amortization from the Golar Eskimo following her acquisition in January 2015 mainly due to the full year depreciation and amortization recognized in 2016 compared to eleven months in 2015. Also, the finalization of the allocation of the purchase price for the Golar Eskimo to the identifiable assets was completed in the fourth quarter of 2015.

This increase was partially offset by a $0.6 million decrease in depreciation and amortization in respect of the Golar Grand, following full amortization of her drydocking costs in 2015.

Other non-operating income: Other non-operating income of $1.3 million for the year ended December 31, 2016 relates to the interest on the refund of Brazilian withholding tax received from the Brazilian tax authorities that was overpaid in prior periods in respect of the FSRUs, the Golar Spirit and the Golar Winter.

Interest income: Interest income increased by $3.0 million to $4.3 million for the year ended December 31, 2016, compared to $1.3 million in 2015. This increase is due principally to the recognition of the $2.0 million which we are entitled to receive from Golar under the Tundra Letter Agreement and accounted for as interest income for the year ended December 31, 2016.

Interest expense: Interest expense increased by $5.3 million to $66.9 million for the year ended December 31, 2016, compared to $61.6 million in 2015. This was principally due to the following:

•
$5.0 million incremental interest arising on the new $800 million credit facility entered into in May 2016. The new facility is larger and on average accrues interest at a margin higher than the facilities it replaced;

•
$3.4 million incremental interest on our $150.0 million 2015 Norwegian Bonds issued in May 2015 (the “2015 Norwegian Bonds”). A full year of interest was incurred in the year ended December 31, 2016 compared with approximately seven months of interest in the same period in 2015; and

•
an increase in the amortization of deferred financing costs by $2.1 million resulting from the write-off of deferred financing costs following the refinancing of our credit facilities secured by seven of our vessels in May 2016.

This was partially offset by:

•	$1.0 million reduction in interest expense due to the repayment of the Eskimo vendor loan in November 2015.

•	a $3.0 million decrease in interest expense on the Methane Princess lease following changes to corporation tax rates and the strengthening of the U.S. Dollar to Pound Sterling; and

•	a decline of $1.2 million in interest expense arising on designated swaps due to the de-designation of swaps related to the Golar LNG Partners Credit Facility following its refinancing in May 2016.

Other financial items: Other financial items reflect a loss of $2.7 million and $17.2 million for the years ended December 31, 2016 and 2015, respectively, as set forth in the table below:

	Year Ended December 31,
	2016	2015	Change	% Change
	(dollars in thousands)
Mark-to-market gains for interest rate swaps	$9,893	$655	$9,238	1,410%
Interest expense on un-designated interest rate swaps	(10,824)	(14,385)	3,561	(25)%
Net unrealized and realized losses on interest rate swaps	(931)	(13,730)	12,799	(93)%
Financing arrangement fees and other costs	(1,468)	(1,694)	226	(13)%
Other	(346)	(1,727)	1,381	(80)%
Other financial items, net	$(2,745)	$(17,151)	$14,406	(84)%

Net unrealized and realized losses on interest rate swaps. Net unrealized and realized losses on interest rate swaps resulted in a net loss of $0.9 million for the year ended December 31, 2016, compared to a net loss of $13.7 million in 2015. A key factor contributing to the reduction in net unrealized and realized loss to $0.9 million for the year ended December 31, 2016 was due to the increase in long-term swap interest rates in 2016 which has resulted in increased gains on the mark-to-market valuation of our interest rate swaps.

As of December 31, 2016, our interest rate swaps portfolio had a notional value of $1,131.7 million (excluding the cross-currency interest rate swap). We designated approximately 7% of these swaps as hedging instruments. Accordingly, a further $0.1 million unrealized gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the year ended December 31, 2016.

We are also party to a cross currency interest rate swap with a notional value of $227.2 million, entered into as a hedge against our NOK denominated bonds (the High-Yield Bonds), which was designated as a cash flow hedge. A $4.1 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2016. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market value of the swap drops below a certain level.

Other items. Other items represent, among other things, foreign currency differences arising on retranslation of foreign currency balances including foreign currency gains on the Methane Princess lease. Foreign currency gain increased by $0.5 million as a result of the appreciation of the U.S. Dollar against the Pound Sterling in 2016.

Income taxes: Income taxes relate primarily to the taxation of our operations in the United Kingdom, Brazil, Jordan, Indonesia and Kuwait. Taxes during 2016 increased by $11.2 million to a $16.9 million tax charge compared to a $5.7 million tax charge in 2015. The increase in the tax charge was mainly attributable to income and deferred taxes in respect of our Indonesian operations. In 2016, the tax audits for our Indonesian operations for the years 2012 and 2013 were re-opened and concluded by the local tax authorities. The conclusion of the tax audits resulted in an additional current income tax charge to cover penalties and interest on certain taxes for the periods 2012 to 2016. There was also an increase in the deferred tax charge in Indonesia relating to the utilization of tax losses which were initially recognized in 2014 and 2015. In addition, there was an increase in the deferred tax charge in Jordan relating to the utilization of tax losses in 2016 compared to 2015. There was a higher charge in 2016 given that it was in respect of a full year charter hire, compared to approximately six months of charter hire in 2015.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary of CMBL in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus, the equity attributable to CMBL is included in our non-controlling interest. See note 5 to our consolidated financial statements included herein.

A.            Operating Results

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

	Year Ended December 31,
	2015	2014	Change	% Change
	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$434,687	$396,026	$38,661	10%
Vessel operating expenses	65,244	59,191	6,053	10%
Voyage and commission expenses	7,724	6,048	1,676	28%
Administrative expenses	6,643	5,757	886	15%
Depreciation and amortization	99,256	80,574	18,682	23%
Interest income	1,315	1,131	184	16%
Interest expense	(61,632)	(47,335)	(14,297)	30%
Other financial items	(17,151)	(18,564)	1,413	(8)%
Taxes	(5,669)	5,047	(10,716)	(212)%
Net income	172,683	184,735	(12,052)	(7)%
Non-controlling interest	(10,547)	(10,581)	34	—%

Other Financial Data (in US$):
TCE	120,373	121,906	(1,533)	(1)%
Average daily vessel operating costs	17,969	18,502	(533)	(3)%

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

•
a $9.1 million reduction in revenue from the Golar Grand, following her redelivery from Royal Dutch Shell in mid-February 2015 and her subsequent charter back to Golar at a lower daily time charter rate; and

•	a $1.9 million reduction in revenue from the Golar Mazo, due to the effect of the accelerated release of drydocking revenue in 2014, as she drydocked earlier than expected.

Time charter equivalent earnings:

	Year Ended December 31,
	2015	2014	Change	% Change
Calendar days less scheduled off-hire days	3,547	3,199	348	11%
Average daily TCE (in $)	$120,373	$121,906	$(1,533)	(1)%

The decrease of 1,533 in the average daily time charter equivalent rate, or TCE, for the year ended December 31, 2015 to $120,373 compared to $121,906 in 2014, is primarily due to (i) the Golar Grand operating under a replacement charter at a lower hire rate than her previous charter; and (ii) the drydocking of the Golar Freeze in 2015. This decrease was partially offset by the higher than average hire rate from the Golar Eskimo following her acquisition in January 2015.

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

Administrative expenses: Administrative expenses increased by $0.9 million, to $6.6 million for the year ended December 31, 2015 compared to $5.8 million in 2014.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the years ended December 31, 2015 and 2014, we incurred charges of $2.9 million. The balance of administrative expenses amounting to $3.7 million and $2.9 million for the years ended December 31, 2015 and 2014, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

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

Interest expense: Interest expense increased by $14.3 million to $61.6 million for the year ended December 31, 2015, compared to $47.3 million in 2014. This was principally due to the $8.9 million of additional interest expense relating to the debt associated with the acquisition of the Golar Eskimo in January 2015. This included the Golar Eskimo debt of $162.8 million which we assumed on her acquisition and the $220.0 million Eskimo Vendor Loan used to finance the acquisition; and $4.4 million increase in bond interest expense following the issuance of our 2015 Norwegian Bonds in May 2015. The proceeds from the issuance of the 2015 Norwegian bonds were used partly to repay the remaining $120 million outstanding under the $220 million Eskimo Vendor Loan. This was partially offset by lower interest expense arising on designated swaps due to the maturity of certain designated swaps relating to the Golar Freeze Facility.

The amortization of deferred financing costs increased by $2.7 million to $6.3 million for the year ended December 31, 2015 compared to $3.7 million in 2014, principally due to (i) the write-off of the deferred financing costs relating to the previous Golar Freeze and Golar Maria debt facilities following their refinancing in June 2015; and (ii) additional amortization expense in relation to financing costs arising from our issuance of the 2015 Norwegian bonds in May 2015.

Other financial items: Other financial items reflect a loss of $17.2 million and $18.6 million for the years ended December 31, 2015 and 2014, respectively, as set forth in the table below:

	Year Ended December 31,
	2015	2014	Change	% Change
	(dollars in thousands)
Mark-to-market gains (losses) for interest rate swaps	$655	$(5,953)	$6,608	(111)%
Interest expense on un-designated interest rate swaps	(14,385)	(12,163)	(2,222)	18%
Net unrealized and realized (losses) gains on interest rate swaps	(13,730)	(18,116)	4,386	(24)%
Financing arrangement fees and other costs	(1,694)	(12)	(1,682)	14,017%
Other	(1,727)	(333)	(1,394)	419%
Other financial items, net	$(17,151)	$(18,461)	$1,310	(7)%

Net unrealized and realized (losses) gains on interest rate swaps. Net unrealized and realized (losses) gains on interest rate swaps resulted in a net loss of $13.7 million for the year ended December 31, 2015, compared to a net loss of $18.1 million in 2014. A key factor contributing to the net unrealized and realized loss of $13.7 million for the year ended December 31, 2015 was the decrease in long-term swap interest rates in 2015.

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

Income taxes: Income taxes relate primarily to the taxation of our operations in the United Kingdom, Brazil, Jordan, Indonesia and Kuwait. Taxes during 2015 increased by $10.7 million to a $5.7 million tax charge compared to a $5.0 million tax credit in 2014. The increase was mainly attributable to taxes in respect of our Indonesian operations. The tax credit in 2014 was attributable to several factors: First, net operating losses were recognized relating to certain historical tax positions that had previously been uncertain as to realization, of which $9.5 million was first recognized in 2014, with an additional amount of $4.9 million recognized in 2015. Of these brought-forward losses, $4.1 million were utilized against taxable profits during 2015. In addition, certain historical tax provisions were released following the conclusion of the tax audit in Indonesia in 2014 (there were no comparable tax provision releases in 2015) and the deferred tax was recognized in respect of Jordanian operations following commencement of Golar Eskimo’s charter in June 2015.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary of CMBL in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus the equity attributable to CMBL is included in our non-controlling interest. See note 5 to our consolidated financial statements included herein.

B.            Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of December 31, 2016, our cash and cash equivalents, including restricted cash and short-term investments, were $228.1 million. Our restricted cash balances (excluding $32.4 million cash collateral in respect of our cross-currency interest rate swap and $7.7 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain financial obligations (including loans, capital leases and derivatives) which would otherwise be paid out of our unrestricted cash balances. Since December 31, 2016, significant transactions impacting our cash flows include:

•
In December 2016, we received notice from Petrobras that it intended to terminate the Golar Spirit charter early, subject to its payment of the early termination fee. If we are unable to employ the Golar Spirit under a suitable replacement charter by the 90th day following the early charter termination date of June 23, 2017, we will be required to provide additional security to the lenders under our $800 million credit facility in the form of $40 million in cash collateral.

•	we issued senior unsecured bonds in the aggregate amount of $250.0 million bond offering in the Nordic bond market in February 2017;

•	we sold 5,175,000 common units in an underwritten public offering and 94,714 general partner units to our general partner, which generated proceeds of $119.4 million;

•	we paid a cash distribution of $0.5775 per unit ($37.8 million in the aggregate) with respect to the quarter ended December 31, 2016 in February 2017;

•
we made $20.7 million of scheduled debt repayments and given surplus funds from our February 2017 equity offering and 2017 Norwegian Bonds offering, we chose to temporarily make use of these funds by repaying $125 million on the revolver under the $800 million credit facility up to April 2017;

•
as of April 24, 2017, we have repurchased a nominal amount of $118.2 million (NOK 996.0 million) of the High-Yield Bonds and settled the corresponding share of the related cross currency interest rate swap; and

•	we declared a quarterly cash distribution with respect to the quarter ended March 31, 2017 of $0.5775 per unit which will be paid on May 12, 2017 to all unitholders of record as of May 5, 2017.

The consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2016, we recorded net current liabilities of $39.5 million. To address anticipated capital requirements over the next 12 months, in February 2017, we completed the issuance and sale of the 2017 Norwegian Bonds, which generated gross proceeds of $250.0 million. The proceeds will be used to repurchase the High-Yield bonds and to settle the related cross currency interest rate swap, both of which mature in October 2017. In addition, in February 2017, we sold 5,175,000 common units and 94,714 general partner units, generating proceeds of $119.4 million, net of underwriters' fees.

Furthermore, included within current liabilities are: (i) deferred revenue of $13.6 million which relates to charter-hire received in advance from our charterers. No cash outflows are expected in respect of deferred drydocking and operating cost revenues; (ii) mark-to-market valuation of our swap derivatives of $6.1 million maturing between 2018 and 2023; and (iii) mark-to-market valuation of our cross currency interest rate swap related to our High-Yield Bonds of $81.4 million.

Together with proceeds from our 2017 financing activities and cash expected to be generated from operations (assuming the current rates earned from existing charters continue until charter termination or expiry, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to service our debt interest, make scheduled loan repayments (including the maturing High-Yield bonds), post cash collateral under our $800 million credit facility and pay cash distributions. Accordingly, as of April 24, 2017, we believe our current resources, including our undrawn revolving credit facilities of $150.0 million, are sufficient to meet our working capital requirements for at least the next twelve months.

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

Estimated Maintenance and Replacement Capital Expenditures

Our operating agreements require us to distribute our available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. The capital expenditures we are required to make to maintain our fleet are substantial. As of December 31, 2016, our annual estimated maintenance and replacement capital expenditures are $68.0 million, which is comprised of $18.0 million for drydock maintenance and $50.0 million, including financing costs, for replacing our existing vessels at the end of their useful lives.

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2016	2015	2014
Net cash provided by operating activities	$261,232	$212,230	$276,980
Net cash (used in) provided by investing activities	(107,247)	734	(167,755)
Net cash used in financing activities	(128,961)	(271,276)	(113,327)
Net increase (decrease) in cash and cash equivalents	25,024	(58,312)	(4,102)
Cash and cash equivalents at beginning of year	40,686	98,998	103,100
Cash and cash equivalents at end of year	65,710	40,686	98,998

In addition to our cash and cash equivalents noted above, as of December 31, 2016, we had restricted cash of $162.4 million. This comprised principally of (i) $122.3 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements (these balances act as security for, and other time are used to, repay lease and loan obligations) and (ii) $32.4 million in relation to cash collateral in respect of our cross-currency interest rate swap entered into in connection with the NOK denominated High-Yield Bonds, the collateral requirements of which are dependent upon the mark to market valuation of the swap. For additional detail refer to note 17 to the consolidated financial statements.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $261.2 million, $212.2 million and $277.0 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Net cash provided by operating activities increased by $49.0 million to $261.2 million for the year ended December 31, 2016, compared to $212.2 million in 2015. This was primarily due to:

•	a $6.9 million increase in revenues from charterers coupled by an improvement in the collection of trade receivables by $12.8 million;

•
a decrease in drydocking expenditure of $11.0 million, by virtue of the lower cost of the scheduled drydocking of the LNG carrier, the Golar Maria in 2016 compared with the scheduled drydocking of the FSRU, the Golar Freeze in 2015; and

•	a $7.7 million decrease in restricted cash primarily related to the Golar Eskimo performance bond in 2015.

Net cash provided by operating activities decreased by $64.8 million to $212.2 million for the year ended December 31, 2015, compared to $277.0 million in 2014. This was primarily due to:

•
an increase in drydocking expenditure of $12.6 million, by virtue of the scheduled drydocking of the FSRU, the Golar Freeze in 2015, compared to the drydocking of the LNG carrier, the Golar Mazo in 2014 as well as the loss of revenue contribution from the Golar Freeze, while in drydock in 2015;

•
a $9.1 million reduction in the revenue attributable to the Golar Grand, following her redelivery from Royal Dutch Shell in mid February 2015 and her subsequent charter back to Golar at a lower daily time charter rate;

•	an increase of $7.6 million of restricted cash for the Golar Eskimo and Golar Igloo; and

•	a general increase in working capital, specifically, the increase in trade receivables and amounts due from/to Golar of $11.7 million and $18.7 million, respectively.

Net Cash Used in Investing Activities

Net cash used in investing activities of $107.2 million in 2016 was due to the payment of a $107.2 million deposit in connection with the acquisition of the Golar Tundra, which closed in May 2016.

Net cash provided by investing activities of $0.7 million in 2015 was primarily due to the payment of $6.0 million of cash consideration (net of cash acquired) in connection with the acquisition of the Golar Eskimo in January 2015 and $3.7 million cash utilized for vessels additions. This was partially offset by the release of restricted cash of $10.4 million.

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

Net cash used in financing activities during the year ended December 31, 2016 of $129.0 million was primarily due to the following:

•	payment of cash distributions during the year of $167.0 million ($12.4 million of which was distributions to our non-controlling interests);

•
repayment of debt (including debt due to related party) and lease obligations of $770.4 million. Of this amount, $681.4 million relates to repayment of the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt in connection with their refinancing in May 2016 into the $800.0 million credit facility;

•	financing and debt settlement costs of $13.5 million mainly in connection with the new $800.0 million credit facility; and

•	payment of $0.5 million in connection with our common unit repurchase program.

    This was partially offset by:

•
the receipt of aggregate proceeds of $815.0 million from our existing debt or debt refinancings, comprising (i) $40.0 million drawdown of our long-term revolving credit facilities; and (ii) $775.0 million proceeds from the $800 million credit facility; and

•
a $7.6 million reduction in restricted cash, mainly due to a decrease in the cash collateral requirements associated with our cross-currency swap and a reduction in the cash balances held by Eskimo SPV.

Net cash used in financing activities during the year ended December 31, 2015 of $271.3 million was primarily due to the following:

•	payment of cash distributions during the year of $164.3 million ($11.4 million of which was distributions to our non-controlling interests);

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

    This was partially offset with the receipt of aggregate proceeds of $644.1 million from our new debt or debt refinancings, comprising (i) $150.0 million from drawdown of our long-term revolving credit facilities; (ii) $150.0 million from the issuance of our 2015 Norwegian bonds; and (iii) $344.1 million proceeds from short-term debt (including $254.1 million loan proceeds drawn due to the consolidation of Eskimo SPV relating to the Eskimo refinancing in November 2015, see note 5 to our consolidated financial statements).

Net cash used in financing activities during the year ended December 31, 2014 of $113.3 million was primarily due to the following:

•	payment of cash distributions during the year of $153.9 million (of which $13.7 million of which was distributions to our non-controlling interests);

•	repayment of long term debt and lease obligations of $93.6 million.

This was partially offset by the proceeds of $135.0 million drawn down from our revolving credit facilities (including $20 million under our revolving credit facility with Golar).

Borrowing Activities

Long-Term Debt. As of December 31, 2016 and 2015, our long-term debt consisted of the following:

	December 31,
(in thousands)	2016	2015
$800 million credit facility	$740,667	—
High-Yield Bonds	150,452	147,007
2015 Norwegian Bonds	150,000	150,000
NR Satu Facility	117,800	112,100
Eskimo SPV Debt	232,931	254,070
Maria and Freeze Facility	—	174,000
Golar LNG Partners Credit Facility	—	181,500
Golar Partners Operating Credit Facility	—	185,000
Golar Igloo Debt	—	141,111
Total debt	$1,391,850	$1,344,788
Deferred finance charges	$(17,140)	$(13,676)
Total debt, net of deferred finance charges	$1,374,710	$1,331,112

Our outstanding debt of $1,391.9 million as of December 31, 2016, is repayable as follows:

Year Ending December 31,	(in thousands)
2017 (1)	$233,419
2018	72,317
2019	135,183
2020	202,000
2021	516,000
2022 and thereafter	232,931
Total	$1,391,850

(1) Although $150.5 million of the High-Yield Bonds is due to mature in October 2017, we have classified the High-Yield Bonds as long-term debt on the face of our consolidated balance sheet as a result of our February 15, 2017 refinancing transactions discussed under "2017 Norwegian Bonds" below.

Loan agreements

$800 million credit facility

In April 2016, we entered into a new $800.0 million senior secured credit facility which refinanced the outstanding bank debt secured by seven of our existing vessels as well as providing the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The vessels included in this facility are the Methane Princess, the Golar Spirit, the Golar Winter, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Freeze.
The facility has a five year term and consists of a $650 million term loan facility and a $150 million revolving credit facility. As of December 31, 2016, we had an undrawn balance of $25 million available to us under the revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $378.0 million, together with any amounts outstanding under the revolving facility, in 2021. The facility is provided by a syndicate of banks and bears interest at LIBOR plus a margin of 2.5% well as a commitment fee on undrawn amounts.
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

For a description of the credit facilities we repaid with the proceeds of the $800 million credit facility in 2016, please read note 21 to our consolidated financial statements.

Norwegian Bonds

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds were in denominations of NOK 1 million each. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The bonds were listed on the Oslo Bors ASA in December 2012. At December 31, 2016, the U.S. dollar equivalent of the principal amount is $150.5 million.

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

2017 Norwegian Bonds

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our new senior unsecured bonds in the Nordic bond market (the "2017 Norwegian Bonds"). The 2017 Norwegian Bonds mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. We intend to list the 2017 Norwegian Bonds on the Oslo Bors.

The proceeds from our sale of 2017 Norwegian Bonds will be used to repay the outstanding High Yield Bonds and for general partnership purposes. As of April 24, 2017, a total nominal amount of NOK 996 million (or $118.2 million) of the High-Yield Bonds had been repurchased ahead of their October 2017 maturity, and the corresponding share of its associated cross currency interest rate swap had been terminated.

Under the bond agreements governing our High-Yield Bonds, our 2015 Norwegian Bonds and our 2017 Norwegian Bonds, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

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

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a 7 year, $175.0 million secured loan facility (or the NR Satu facility). The NR Satu facility is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable, together with any amounts outstanding under the revolving facility, in November 2019. In 2016, we drew down $20.0 million under the revolving facility. The NR Satu facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these consolidated financial statements as restricted cash. As of December 31, 2016, the value of the deposit secured against the loan was $10.4 million.

In addition to the restrictive covenants generally described under “—Debt and Lease Restrictions-Loan Agreements” below, the NR Satu facility contains certain financial covenants, which require us to maintain, as of the end of each quarter, and as of the end of each fiscal year:

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

In November 2015, Eskimo SPV, which is the legal owner of the Golar Eskimo, entered into a long-term loan facility (the “Eskimo SPV Debt”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV, such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. The Eskimo SPV Debt is non-amortizing, with a final balloon payment of $232.9 million due in 2025. The facility bears interest at LIBOR plus a margin. See note 5 of our consolidated financial statements.

In addition to the restrictive covenants described under “—Debt and Lease Restrictions- Loan Agreements”, the bareboat charter and the related agreements governing our sale and leaseback of the Golar Eskimo require us to maintain:

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

Tundra Corp

Refer to “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2016 and Early 2017” for further information.

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to the Tundra SPV for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is currently not consolidated into our financial results, we are liable for charter hire payments due under the Tundra Lease. Refer to note 5 of our consolidated financial statements.

Capital Lease Obligation. As of December 31, 2016, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Year ending December 31, (in thousands)	Methane Princess Lease
2017	$6,929
2018	7,208
2019	7,489
2020	7,775
2021	8,078
2022 and thereafter	161,594
Total minimum lease payments	199,073
Less: Imputed interest	(81,322)
Present value of minimum lease payments	$117,751

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

The value of the deposit used to obtain a letter of credit to secure the Methane Princess lease as of December 31, 2016 was $112.0 million.

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

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate our UK tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess Lessor has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand to secure these potential obligations. Golar has agreed to indemnify us against any of these increased costs and obligations and similar obligations related to other Golar vessels (see note 26 to our consolidated financial statements).

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

Our loan agreement generally prohibit us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default. The financial covenants and ratios imposed under the agreements governing our credit facilities are described above under “—Borrowing Activities—Long-Term Debt—Loan Agreements.”

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

As of December 31, 2016, we were in compliance with all covenants under our existing debt and lease agreements.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2016, we had interest rate swaps with a notional outstanding value of approximately $1,358.9 million (including swaps with a notional value of $227.2 million in connection with our High-Yield Bonds) representing approximately 97% of total debt and capital lease obligations, net of related restricted cash. Our swap agreements have expiration dates between 2017 and 2022 and have fixed rates of between 1.07% and 6.49%.

All interest and principal payments on the High-Yield Bonds were swapped into U.S. dollars. The swap in connection with our High-Yield Bonds which was designated as a cash flow hedge will mature in 2017. Accordingly the amount recorded in accumulated other comprehensive income of $5.0 million will be reclassified to earnings in 2017.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reals. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our vessels’ drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros, and some of our administrative costs. The currencies which impact us the most include, but are not limited to, the Euro, Norwegian Kroner, Singapore Dollars, Indonesian Rupiah and, to a lesser extent, Pound Sterling. See note 24 to our consolidated financial statements.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional FSRUs and LNG carriers in the future from Golar and Golar Power when those vessels are fixed under charters of five or more years upon their expiration of their current charters.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

In addition to the opportunities under the omnibus agreements, we anticipate that we may purchase FLNGs in future from Golar. Golar currently has one FLNG, the Hilli Episeyo, under construction. The Hilli Episeyo is expected to commence operations under an eight-year contract with Perenco Cameroon by September 30, 2017. We have recently entered into preliminary discussions with Golar regarding the potential acquisition of an interest in the Hilli Episeyo. No assurance can be given that we will acquire any interest in the Hilli Episeyo, and any such acquisition will be subject to, among other things, the approval of our board of directors and the conflicts committee of our board of directors.

Drydocking

From now through to December 31, 2020, nine of the vessels in our current fleet (including the Golar Tundra) will undergo their scheduled drydockings. We estimate that we will spend in total approximately $59.8 million for drydocking of these vessels with approximately $9.8 million expected to be incurred in 2017, $22.5 million in 2018, $13.0 million in 2019 and $14.5 million in 2020.

We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read note 2 to our consolidated financial statements for additional information.

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

Vessels and Impairment

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. When such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. As of December 31, 2016, for five of our vessels (Golar Mazo, the Golar Winter, the Golar Maria, the Methane Princess and the NR Satu), the carrying value was higher than their estimated market values (based on third party ship broker valuations). As a result, we concluded that an impairment trigger existed and so we performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as for each of these vessels, the projected undiscounted net cash flows was significantly higher than its carrying value. Significant assumptions used included, among others, charter rates, ship operating expenses, utilization, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations.

The cash flows on which our assessment is based is highly dependent upon our forecasts, which are highly subjective and, although we believe the underlying assumptions supporting this assessment are reasonable and appropriate at the time they were made, it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects in the next year. This could represent a triggering event for a further impairment assessment. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change in the future.

The principal assumptions we have used are:

•	Cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels;

•
For our LNG carriers, once the initial contract period expires, we have estimated cash flows at the lower of our estimated current long-term charter rate (based on a third party valuation) or option renewal rate with the existing counterparty;

•
For our FSRUs, once the initial contract period expires, we have estimated cash flows at the lower of our existing contract option renewal rate or estimated long-term charter rate (based on a third party valuation); and

•	We have made certain assumptions in relation to the scrap values of our vessels at the end of their useful lives of 40-55 years.

The cash flows on which our assessment is based is highly dependent upon our forecasts, which are highly subjective. Although we believe the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future.

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the market value of any of our owned vessels would be lower than their respective carrying values presented as of December 31, 2016. Our estimates of market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current market value. However, we are not holding any of our vessels for sale. Our estimates of market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. As we obtain information from various sources of objective data and internal assumptions, our estimates of market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them.

Exchange of Incentive Distribution Rights “IDR Reset”

On October 13, 2016, we entered into an equity exchange agreement with Golar and our General Partner in which they reset their rights to receive cash distributions in respect of their interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional Common Units and up to 15,278 additional General Partner units that may be issued if target distributions are met (“the Earn-Out Units”).  Half of the Earn-Out Units (“first tranche”) will vest if we pay a distribution equal to or greater than $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. The remaining Earn-Out Units (“second tranche”) will be issued if the first tranche of the Earn-Out Units vest and we pay a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The new IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs is not materially different to the fair value of all of the newly issued instruments.

We analogized to the guidance on modifications and exchanges of equity preferred shares and adopted an accounting policy to assess the transaction on a qualitative basis. We concluded that the IDR reset represented a modification of the Old IDRs.

Furthermore, we considered the nature of the Earn Out units and determined that they met the definition of a derivative and did not qualify for any scope exception.

Overall the effect of the transaction was (i) reclassification of the initial fair value of the derivative from equity to current liabilities of $15.0 million; (ii) reallocation between unitholders within equity due to the recognition of the incremental fair value of the modification and fair values of newly issued instruments and resulting deemed distribution.

Consolidation of lessor VIE entity

As of December 31, 2016, we leased one vessel, the Golar Eskimo, under finance lease from wholly owned special purpose vehicle (“lessor SPV”) of a financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. The key line items impacted by our consolidation of this VIE are short-term and long-term debt, restricted cash and interest expense. In consolidating this lessor VIE, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIE’s debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by this lessor VIE entity. Upon receipt of the audited annual financial statements of the lessor VIE, we will make a true-up adjustment for any material differences.

Business combinations

Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The results of subsidiary undertakings are included from the date of acquisition.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we will recognize a measurement-period adjustment during the period in which we determine the amount of the adjustment, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed at the acquisition date.

Recently Issued Accounting Standards

See note 6 to our consolidated financial statements.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see the sections of Item 5 entitled “Market Overview and Trends” and "Factors Affecting the Comparability of Future Results." Please also see "Item 4—B. Business Overview."

E.              Off-Balance Sheet Arrangements

See note 5 to our consolidated financial statements for a discussion of the Tundra Acquisition.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2016:

	Total Obligation	Due in 2017	Due in 2018—2019	Due in 2020—2021	Due Thereafter
	(in millions)
Long-term debt (1)	1,391.8	233.4	175.0	750.5	232.9
Interest commitments on long-term debt - floating and other interest rate swaps (2)	261.3	65.3	95.0	57.3	43.7
Capital lease obligations	117.8	0.8	2.7	4.1	110.2
Interest commitments on capital lease obligations (2)(3)	81.3	6.1	12.0	11.7	51.5
Total	1,852.2	305.6	284.7	823.6	438.3
__________________________________________

(1)	Amounts shown gross of deferred financing costs of $17.1 million.

(2)
Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR rates of between 0.91% and 2.80% respectively, taking into account our various margin rates and interest rate swaps associated with our debt. Our interest commitment on our capital lease obligations is calculated on an assumed average Pound Sterling LIBOR of 5.2%.

(3)
In the event of any adverse tax rate changes or rulings our lease obligation with regard to the Methane Princess could increase significantly (please read the discussion above under “—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations”). However, Golar has agreed to indemnify us against any such increase.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 24, 2017. The business address for these individuals is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Tor Olav Trøim	54	Chairman
Paul Leand Jr.	50	Director
Lori Wheeler Naess	46	Director and Audit Committee Chairperson
Carl Steen	66	Director, Conflicts and Audit Committee Member
Alf Thorkildsen	60	Director, Conflicts and Audit Committee Member
Andrew Whalley	50	Director
Jeremy Kramer	55	Director and Conflicts Committee Member

Tor Olav Trøim has served as our director and chairman of our board of directors since January 2009. He has served as a director of Golar since September 2011, having previously served as a director and vice-president of Golar from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company’s listed subsidiary, Golar LNG Energy Limited. Mr. Trøim was Vice President and a director of Seadrill Limited (“Seadrill”) between 2005 and 2014. Additionally between 1995 and 2014 he also served, at various times, as a director of a number of related public companies including Frontline Limited, Golden Ocean Group Limited, Archer Limited as well as Seatankers Management Limited. Prior to 1995 he served as an Equity Portfolio Manager with Storebrand ASA and Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He currently holds controlling interests in Magni Partners Bermuda and Magni Partners UK. He also serves as a director in Stolt Nielsen Limited, Borr Drilling and Valerenga Football Club.

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

Carl Steen has served on our board of directors since his appointment in August 2012 and serves on our Conflicts Committee and Audit Committee. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with an M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Euronav NV, Wilh Wilhelmsen Holding ASA and RS Platou ASA.

Alf Thorkildsen was appointed to our board of directors in February 2015 and serves on our Conflicts Committee and Audit Committee. Mr. Thorkildsen is currently a senior partner with Hitecvision which he joined in 2013, from the position as Chief Executive Officer of Seadrill. During his tenure, Seadrill grew to become the world’s largest driller by market capitalization and enterprise value. Mr. Thorkildsen joined Seadrill in 2006 as CFO. Prior to this, he was the CFO of Smedvig ASA, a leading Norwegian drilling company, which was acquired by Seadrill in 2006. Mr. Thorkildsen started his career in 1980 in Larsen and Hagen Shipping and worked thereafter for 20 years in Shell in numerous senior positions.

Andrew Whalley was appointed to our board of directors and as our secretary in February 2015. He served as our secretary until October 2016. Mr. Whalley is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters. He is currently of counsel to Alexanders, a Bermuda law firm and is also an independent consultant providing legal and corporate secretarial services. Mr. Whalley is a director and co-founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalization of documents.

Jeremy Kramer was appointed to our board of directors in September 2016 and serves on our Conflicts Committee. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1988 to 2016, managing equity portfolios primarily for high net worth clients.  Prior to that, Mr. Kramer worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst following several industries, including railroads, truckers, air freight and industrial conglomerates and then as a Portfolio Manager focused on small and mid-cap equity securities.  He also managed a closed-end fund, the Alliance Global Environment Fund.  Mr. Kramer worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst following several industries, including railroads, conglomerates and environmental services.  Mr. Kramer earned an MBA from Harvard University Graduate School of Business in 1988.  He graduated with a BA from Connecticut College in 1983.

Executive Officers

We currently do not have any executive officers and rely on the executive officers and directors of Golar Management and Golar Management Norway who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet. The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of April 24, 2017. The business address for our executive officers is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Graham Robjohns	52	Principal Executive Officer
Øistein Dahl	56	Chief Operating Officer
Brian Tienzo	43	Principal Financial and Accounting Officer

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

Øistein Dahl has served as Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

Brian Tienzo has acted as our our Principal Financial and Accounting Officer since July 2011. Mr. Tienzo was our Controller from April 2011 until July 2011. Mr. Tienzo has also served as the Chief Financial Officer of Golar Management since July 2011 and as the Group Financial Controller of Golar Management since 2008. Mr. Tienzo joined Golar Management in February 2001 as the Group Management Accountant. From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions. He is a member of the Association of Chartered Certified Accountants.

B.            Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf.  In addition, we will reimburse Golar Management for expenses incurred pursuant to the management and administrative services agreement.  Please read “Item 7—Major Unitholders and Related Party Transactions—Management and Administrative Services Agreement.”

Executive Compensation

Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf. During the year ended December 31, 2016, we paid Golar Management $4.3 million in connection with the provision of these services to us.

Golar Management compensates Mr. Robjohns, Mr. Dahl and Mr. Tienzo in accordance with its own compensation policies and procedures. Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers or officers of Golar who also serve as our directors do not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Golar. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. During the year ended December 31, 2016, we paid to our directors aggregate cash compensation of approximately $0.6 million. We do not have a retirement plan for our directors or executive officers.

Golar LNG Options

In addition to cash compensation paid to our directors and amounts paid by us to Golar Management under the Management and Administrative Services Agreement, during 2016 we also recognized an expense of $0.2 million relating to the award of 29,950 (with an exercise price of $23.50 at grant date) and 120,000 (with an exercise price of $56.70 at grant date) share options in Golar LNG granted to certain of our directors and officers in the years ended December 31, 2016 and 2015, respectively. The exercise price is reduced by the value of dividends declared and paid. The options have a contractual term of five years and vest evenly over three years. See note 25 to our consolidated financial statements.

Golar LNG Partners LP Long Term Incentive Plan

The Golar LNG Partners LP Long Term Incentive Plan (the “GMLP LTIP”) was adopted by our board of directors, effective as of May 30, 2016. An expense of $23,000 has been recognized for the year ended December 31, 2016 relating to the award of 75,000 options to purchase common units to directors and management under the GMLP LTIP. The options have an exercise price of $20.55 per unit and will be reduced by the value of the distributions declared and paid. One third of the recipients’ alloted options will vest on November 18, 2017, the second third will vest one year later and the final third will vest on November 18, 2019. The option period is five years. See note 27 to our consolidated financial statements.

C.            Board Practices

General

Our partnership agreement provides that our board will consist of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Our current board of directors consists of three members appointed by our general partner, Lori Naess, Tor Olav Trøim and Andrew Whalley, who was previously an elected director and was appointed by our general partner to replace Doug Arnell, who resigned on September 28, 2016.

Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our 2016 annual meeting on September 28, 2016, Alf Thorkildsen was elected as a Class I Director of the Partnership whose term will expire at the 2019 annual meeting. In addition, on September 28, 2016, the remaining elected directors appointed Jeremy Kramer as a Class III elected director to fill the vacancy created by the appointment of Andrew Whalley as an appointed director. Mr. Kramer’s term will expire at the 2018 annual meeting. Paul Leand Jr. serves as a Class III director whose term will expire at the 2018 annual meeting, and Carl Steen serves as a Class II director whose term will expire at the 2017 annual meeting.

At each subsequent annual meeting of directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. Our board has determined that Mr. Kramer, Mr. Leand, Ms. Naess, Mr. Steen and Mr. Thorkildsen satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

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

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls, as more fully set forth in its written charter, which has been adopted by the board. Our audit committee currently is comprised of three directors, Lori Naess, Carl Steen, and Alf Thorkildsen. Lori Naess qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations.

We also have a conflicts committee currently comprised of three members of our board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by The Nasdaq Stock Market LLC to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is currently comprised of Carl Steen, Alf Thorkildsen and Jeremy Kramer.

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

D.            Employees

Employees of Golar Management, including those employees acting as our executive officers and employees of Golar Management Norway, GMM and GMC provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2016, Golar and its subsidiaries employed approximately 473 seagoing staff who serve on our vessels. Golar and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Golar, including Golar Management, Golar Management Norway, GMM and GMC, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees. Our board of directors has the authority to hire other employees as it deems necessary.

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

See “Item 7—Major Unitholders and Related Party Transactions—A. Major Unitholders”.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units as of April 24, 2017 by each person that we know to beneficially own more than 5% of our outstanding common units and by our directors and executive officers as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Golar LNG Limited (1)	20,852,290	30.1%
Kayne Anderson Capital Advisors, L.P.(2)	4,251,383	6.1%
Oppenheimer Funds, Inc.(3)	4,524,586	6.5%
All directors and executive officers as a group (10 persons)	*	*
______________

 * Less than 1%

(1)	Based solely on information contained in a Schedule 13G/A filed on March 17, 2017 by Golar LNG Limited.

(2)	Based solely on information contained in a Schedule 13G/A filed on January 26, 2017 by Kayne Anderson Capital Advisors, LP.

(3)	Based solely on information contained in a Schedule 13G/A filed on January 31, 2017 by Oppenheimer Funds, Inc.

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

IPO Omnibus Agreement

We are subject to an omnibus agreement that we entered into with Golar and certain of its affiliates, our general partner and certain of our subsidiaries in connection with our IPO. On October 5, 2011, we entered into an amendment to the omnibus agreement with the other parties thereto. The following discussion describes certain provisions of the omnibus agreement, as amended.

Non-competition

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

Under the omnibus agreement, Golar agreed to indemnify us for:

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

Golar Power Omnibus Agreement

On June 29, 2016, in connection with the formation of Golar Power, we entered into the Golar Power Omnibus Agreement with Golar and Golar Power. Pursuant to the Golar Power Omnibus Agreement, Golar Power agreed not to acquire, own, operate or charter any FSRU or LNG carrier operating under a charter for five or more years, subject to certain exceptions. The non-competition provisions applicable to Golar Power under the Golar Power Omnibus Agreement are similar to those applicable to Golar pursuant to the Omnibus Agreement that we entered into in connection with our initial public offering. In addition, under the Golar Power Omnibus Agreement, the Golar Power Entities granted to us a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels owned or acquired by any Golar Power Entity.

Upon a change of control of us or our general partner, the Golar Power Omnibus Agreement shall terminate immediately. In the event that one or more Golar LNG Entities (as defined in the Golar Power Omnibus Agreement) cease to own, in the aggregate, at least 33 1/3% of the ownership interests in Golar Power, the Golar Power Omnibus Agreement shall terminate as of the date such ownership interest falls below 33 1/3%.

Our Management Agreements

Management and Administrative Services Agreement
In connection with our IPO, we entered into a management and administrative services agreement (as amended and restated, the management and administrative services agreement) with Golar Management, pursuant to which Golar Management agreed to provide certain commercial, management and administrative support services to us, such as accounting, auditing, legal, insurance, IT, cash management, clerical, investor relations and other administrative services. In addition, certain officers and directors of Golar Management are to provide executive officer functions for our benefit. These officers of Golar Management are responsible for our day-to-day management, subject to the direction of our board of directors. As of July 1, 2011, we and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers. The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the management and administrative services agreement entered into at the time of our IPO.  The management and administrative services agreement expired in May 2016. We have extended this agreement on similar terms for a period of 5 years on April 1, 2016.

The management and administrative services agreement may be terminated prior to the end of its term by us upon 120 days’ notice for any reason in the sole discretion of our board of directors. For each of the years ended December 31, 2016, 2015, and 2014, the fees under the management and administrative services agreement were $4.3 million, $2.9 million, and $2.9 million, respectively. Golar Management may terminate the management and administrative services agreement upon 120 days notice in the event of certain circumstances, such as a change of control of us or our general partner, an order to wind up the partnership, amongst other events. A change of control under the management services agreement means an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors of the entity are acquired, directly or indirectly, by a person or group, who did not immediately before such acquisition, own securities of the entity entitling such person or group to elect such majority.

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

Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Arnell, who was appointed to our board of directors in February 2015 and resigned in September 2016, acted and advised us on various projects for us and earned approximately $0.8 million and $2.3 million from Golar in fees for the years ended December 31, 2016 and December 31, 2015, respectively.

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

Golar Management Limited

The vessel owning subsidiaries (or disponent owners of the vessels) have each entered into separate vessel management agreements directly (or in the case of Golar Mazo, indirectly) with Golar Management to manage the vessels in accordance with sound and commercial technical vessel management practice, so far as practicable, which includes principally:

•
Commercial and technical management of the vessel. Managing day-to-day vessel operations, including but not limited to, seeking, negotiating and administering charter parties with respect to the vessels and receipts of payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing surveyors and technical consultants as necessary, arranging and supervising of drydockings, repairs, alterations and maintenance of such vessel and purchasing of stores, spares and lubricating oils, arranging insurance for vessels and providing technical support.

•
Vessel maintenance and crewing. This includes supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy condition, provision of competent, suitably qualified crew for each vessel and arranging transportation for crew.

To carry out the services required pursuant to the vessel management agreements, Golar Management is entitled to engage the services of sub-managers to carry out its duties.

The aggregate management fees payable under these fleet management agreements for each of the years ended December 31, 2016, 2015, and 2014 was $6.5 million, $7.6 million, and $7.7 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement.

Vessels	Vessel Management Agreements
	Term	Notice for termination
Golar Mazo* Methane Princess Golar Spirit Golar Winter Golar Freeze NR Satu Golar Grand Golar Maria Golar Igloo Golar Eskimo	Equal to the Pertamina charter term Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite Indefinite	12 months** 12 months 12 months 12 months 12 months 12 months 12 months 12 months 12 months 12 months
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

Technical Management Sub-agreements with GMN, GMM and GMC, or collectively, the "sub-managers"

In order to assist with the technical management of each of the vessels in our current fleet, Golar Management has entered into Management Agreements with GMN, GMM and GMC as sub-managers, for the operations of our fleet (the Vessels Sub-Management Agreements). The Vessels Sub-Management Agreements provide that: (a) GMN must provide for the technical management of each vessel, which includes, but is not limited to the provision of competent personnel to supervise the maintenance and efficiency of the vessel; arrange and supervise drydockings, repairs, alterations and maintenance of such vessel and arrange and supply the necessary stores, spares and lubricating oils; (b) GMM must provide suitably qualified crew for each vessel; and (c) GMC must provide suitably qualified crew for each vessel and provide for the management of the crew including, but not limited to, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, and conducting union negotiations.

Golar Management is responsible for payment of the annual management fees to the sub-managers in respect of the vessels. We are not responsible for paying the management fees to the sub-managers. These fees are subject to upward adjustments based on cost of living indexes in the domiciles of the sub-managers. The sub-managers are entitled to extra remuneration for the performance of tasks outside the scope of the Vessels Sub-Management Agreements.

The Vessels Sub-Management Agreements will terminate upon failure by any party to meet its obligations under the agreement, in the case of the sale or total loss of the vessel, or in the event an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of any party or if a receiver is appointed. In addition, Golar Management must indemnify the sub-managers and their employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the agreement.

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona). PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona received a fee of $400,000 per annum for the years ended December 31, 2016, 2015 and 2014. This fee is subject to review annually and revision by mutual agreement of the parties. The fee for the year ended December 31, 2017 will be $500,000.

 The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination.

Other Related Party Transactions

Vessel Acquisitions and Related Transactions

In connection with the acquisition of the Golar Grand from Golar in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we had the option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the charterer did not renew or extend the existing charter after the initial term. In February 2015, we exercised our option requiring Golar to charter the vessel until October 2017 at approximately 75% of the hire rate that would have been payable by Royal Dutch Shell (see note 25 to our consolidated financial statements).

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

In May 2016, we acquired from Golar its interest in Tundra Corp, the disponent owner and operator of the FSRU Golar Tundra, for a purchase price of $330.0 million less approximately $230.0 million of net lease obligations under the Tundra Lease and net working capital adjustments. The Golar Tundra is subject to the Golar Tundra Time Charter with WAGL, a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd.), for an initial term of five years, which may be extended for an additional five years at WAGL’s option. In connection with the Tundra Acquisition we entered into an agreement with Golar dated May 17, 2016, pursuant to which Golar agreed to pay us a fee of approximately $2.0 million per month, for the right to use the FSRU from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences operations under the Golar Tundra Time Charter. In return we will remit to Golar any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Tundra Acquisition, we shall have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the purchase price (the “Tundra Put Option”). In 2016, we paid to Golar a total of $107.2 million towards the total purchase price of the Tundra Acquisition.
Trading and Other Balances

Receivables and payables with Golar and its subsidiaries comprise primarily of unpaid management fees, advisory and administrative services and other related party arrangements including the Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In November 2015 and January 2016, we also provided loans to Golar in the amount of $50.0 million and $30.0 million and for fixed periods of 28 days and 60 days respectively. We charged interest on these loans at a rate of LIBOR plus 5%.

Methane Princess Lease Security Deposit Movements

This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease (see note 25 of our consolidated financial statements).

Dividends to China Petroleum Corporation

During the years ended December 31, 2016, 2015 and 2014, Faraway Maritime Shipping Co. (owns and operates the Golar Mazo), which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $12.4 million, $11.4 million, and $13.7 million, respectively.

Dividends to Golar

We have declared and paid quarterly distributions totaling $54.7 million, $52.1 million and $61.3 million to Golar for each of the years ended December 31, 2016, 2015 and 2014, respectively.

See note 25 to our consolidated financial statements.

C.            Interests of Experts and Counsel

Not applicable.

Item 8.                                   Financial Information

A.            Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” below for additional information required to be disclosed under this item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we are awaiting the decision on the case. In the event that the revocation of the waiver is upheld, which we do not believe to be probable, PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered with them.

UK tax lease benefits

As of December 31, 2016, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2016, there was a net accrued gain of approximately $1.7 million. Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our fact pattern. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $26 million (£22 million). However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Golar are currently in conversation with HMRC on this matter, presenting the factual background of Golar's position.

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

•
We will be subject to restrictions on distributions under our financing arrangements. Our financing arrangements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

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

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. Golar currently owns approximately 30.1% of our common units.

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

•
PTGI is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PTGI has positive retained earnings. For the year ended December 31, 2016, PTGI paid $6.1 million of dividends to PT Pesona.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel (including, without limitation, through a customer’s exercise of its purchase option) or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—D. Risk Factors” for a discussion of these factors.

Minimum Quarterly Distribution

Prior to the IDR Exchange, common unitholders were entitled under our partnership agreement to receive a quarterly distribution of $0.3850 per unit to the extent we had sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. Following the IDR Exchange in October 2016, as described under "—Incentive Distribution Rights," the minimum quarterly distribution per unit was increased to $0.5775. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make distributions.

During the year ended December 31, 2016, the aggregate amount of cash distributions paid was $154.7 million.

In February 2017, we paid a cash distribution of $0.5775 per unit in respect of the three months ended December 31, 2016. The aggregate amount of the distribution was $37.8 million.

On April 26, 2017, we declared a cash distribution of $0.5775 per unit in respect of the three months ended March 31, 2017. The distribution is payable on May 12, 2017 to all unitholders on record as of the close of business on May 5, 2017.

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

On October 19, 2016, we entered into an agreement with our general partner and Golar to exchange all of the existing incentive distribution rights at that date (“Old IDRs”) for (i) the issuance of a new class of incentive distribution rights (“New IDRs”), (ii) an aggregate of 2,994,364 common units and an aggregate of 61,109 general partner units on the closing date of the exchange and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units (collectively, the “Earn-Out Units”) that may be issued subject to certain conditions described below (collectively, the “Transaction”). The Earn-Out Units represent an aggregate of 20% of the total units to be issued in connection with the Transaction.  If the Partnership issues the Earn-Out Units, the Partnership will have issued an aggregate of 3,742,956 common units and 76,387 general partner units in connection with the Transaction.

We will issue 50% of the Earn-Out Units if we pay a distribution of available cash from operating surplus pursuant to the terms of the Partnership's agreement of limited partnership, as amended and restated in connection with the Transaction (the “Partnership Agreement”), on each our outstanding common units (the “Common Units”) equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. We will issue the remaining 50% of the Earn-Out Units if we have issued the first 50% of the Earn-Out Units and we pay a distribution of available cash from operating surplus pursuant to the terms of the Partnership Agreement on each of the outstanding Common Units equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The terms of the New IDRs were effective with respect to the distribution for the quarter ended December 31, 2016, which was paid in February 2017. The New IDRs provide for distribution “splits” between the IDR holders and the holders of Common Units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels and a minimum quarterly distribution of $0.5775 per common unit.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels under the Old IDRs and the New IDRs. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Old IDRs (Cancelled)				New IDRs
	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions			Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner	IDR Holders		Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.3850	98%	2%	0%	$0.5775	No Change
First Target Distribution	Up to $0.4428	98%	2%	0%	Up to $0.6641
Second Target Distribution	Above $0.4428 up to $0.4813	85%	2%	13%	Above $0.6641 up to $0.7219
Third Target Distribution	Above $0.4813 up to $0.5775	75%	2%	23%	Above $0.7219 up to $0.8663
Thereafter	Above $0.5775	50%	2%	48%	Above $0.8663

B.            Significant Changes

Not applicable.

Item 9.                                   The Offer and Listing

C.            Markets

Our common units started trading on The Nasdaq Global Market under the symbol “GMLP” on April 8, 2011.

The following table sets forth the high and low prices for the common units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2016	$24.76	$8.02
Year ended December 31, 2015	$32.28	$7.55
Year ended December 31, 2014	$39.35	$26.54
Year ended December 31, 2013	$36.00	$27.55
Year ended December 31, 2012	$39.05	$25.52

Second quarter 2017 (1)	$22.96	$21.80
First quarter 2017	$25.82	$21.25
Fourth quarter 2016	$24.76	$18.32
Third quarter 2016	$20.60	$17.38
Second quarter 2016	$19.93	$14.00
First quarter 2016	$16.63	$8.02
Fourth quarter 2015	$18.66	$7.55
Third quarter 2015	$25.10	$14.14
Second quarter 2015	$30.25	$24.31
First quarter 2015	$32.28	$24.12

Month ended April 30, 2017 (1)	$22.96	$21.80
Month ended March 31, 2017	$23.19	$21.25
Month ended February 28, 2017	$25.82	$21.55
Month ended January 31, 2017	$24.91	$22.14
Month ended December 31, 2016	$24.76	$21.38
Month ended November 30, 2016	$22.69	$18.32
Month ended October 31, 2016	$22.42	$18.98

(1) For the period from April 1, 2017 through April 24, 2017.

 Item 10.                            Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on April 5, 2011.

C.            Material Contracts

The following is a summary of each material contract (other than material contracts entered into in the ordinary course of business), to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

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

7.
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

8.
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., pursuant to which we acquired from Golar interests in the companies that own and operate the NR Satu for a purchase price of approximately $385.0 million for the vessel plus working capital adjustments of $3.0 million.

9.
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd, providing for, among other things, the acquisition of the Golar Grand for a purchase price of $265.0 million for the vessel plus working capital adjustments of $2.6 million less the assumed capital lease obligations of $90.8 million.

10.
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower. PT Golar Indonesia, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable after 7 years. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long Term Debt—NR Satu Facility” for a summary of certain terms.

11.
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria for a purchase price of approximately $215.0 million less the assumed debt of $89.5 million.

12.
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee. We completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The bonds bear interest at a rate equal to 3 months NIBOR plus a margin of 5.20% payable quarterly. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-term Debt—Golar Partners Operating Credit Facility” for a summary of certain terms.

13.
$275 million Facility Agreement, dated June 25, 2013, by and among a group of banks as the lender and Golar Partners Operating LLC as the borrower. We refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The total facility amount is $275 million and is split into two tranches, a $225 million term loan facility and a $50 million revolving facility. The facility bears interest at LIBOR plus a margin of 3%. The loan is payable on a quarterly basis with a final balloon payment of $130 million payable after 5 years. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a summary of certain terms.

14.
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for the acquisition of the Golar Igloo for a purchase price of approximately $310.0 million less assumed debt of $161.3 million plus the fair value of the interest rate swap asset of $3.6 million and net working capital adjustments.

15.
The Purchase, Sale and Contribution Agreement dated December 15, 2014, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Eskimo for a purchase price of $330.0 million for the vessel plus $9.0 million of working capital adjustments less assumed bank debt of $108.0 million.

16.
Letter Agreement, dated January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Vessel Acquisitions and Related Transactions” for a summary of certain terms.

17.
Eskimo Vendor Loan agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Vessel Acquisitions and Related Transactions” for a summary of certain terms.

18.
Facility Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 24, 2013. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt—Golar Igloo Debt”.

19.
Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Long-Term Debt”.

20.
Second Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt”.

21.
$120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt”.

22.
$125 million Facilities Agreement dated June 17, 2010, among Golar Freeze Holding Co., DnB NOR Bank ASA, as Facility Agent and Security Agent, the lenders party thereto and the other parties thereto. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt”.

23.
Supplemental Deed, dated December 23, 2014, relating to the $120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

24.
Time charter party agreement by and between Golar Grand Corporation and Golar Trading Corporation, with respect to the Golar Grand, dated as of May 27, 2015. See “Item 4. Information on the Partnership—B. Business Overview—Our Fleet and Customers”.

25.
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Long-Term Debt—Norwegian Bonds” for a summary of certain terms.

26.
Fourth Supplemental Deed to facility agreement, made by and among DNB Bank ASA (formerly known as DnB NOR Bank ASA), Citigroup Global Markets Limited and DVB Bank SE, London Branch, as the mandated lead arrangers, the other lenders party thereto, Golar LNG 2234 LLC, as borrower, and the other parties thereto, with respect to the Maria and Freeze refinancing. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt—Golar Maria and Golar Freeze Facility”.

27.
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Vessel Acquisitions and Related Transactions”.

28.
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt—$800 million credit facility” for a summary of certain terms.

29.
Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar Eskimo Corp, and a subsidiary of China Merchants Bank Limited (Eskimo SPV), dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo. See note 5 to our consolidated financial statements for a summary of certain terms.

30.
Letter Agreement dated May 17, 2016 and Amendment to the Letter Agreement dated September 26, 2016, by and between Golar Partners Operating LLC and Golar LNG Limited. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Vessel Acquisitions and Related Transactions” for a summary of certain terms.

31.
Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar LNG NB13 Corporation, and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra. See note 5 to our consolidated financial statements for a summary of certain terms.

32.
Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC.  See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

33.
Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016, following the expiration of the First Amended and Restatement Management and Administrative Services Agreement. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

34.
Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Long-Term Debt—Norwegian Bonds” for a summary of certain terms.

35.
Supplemental Agreement by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated April 28, 2016, as supplement to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015. See note 5 to our consolidated financial statements for a summary of certain terms.

36.
Exchange Agreement by and among Golar LNG Partners LP, Golar GP LLC and Golar LNG Limited, dated October 13, 2016. See “Item 5.—Operating and Financial Review and Prospects—Significant Developments in 2016 and Early 2017—The IDR Exchange” for a summary of certain terms.

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
This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Golar LNG Partners LP.
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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
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

Sale, Exchange or Other Disposition of Common Units
Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under “—Distributions.” Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.
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

U.S. Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. Unitholders who are partners in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of our common units.
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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.
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

A discussion of our accounting policies for derivative financial instruments is included in note 2 to our consolidated financial statements. Further information on our exposure to market risk is included in note 24 to our consolidated financial statements.

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

As of December 31, 2016, the notional amount of the designated interest rate swaps hedged against our debt (excluding the cross currency swap) was $82.5 million. The principal of the loans and net capital lease obligations, net of restricted cash, outstanding as of December 31, 2016 was $1,347.2 million. Based on our floating rate bank debt outstanding (excluding balances drawn down on our revolving credit facilities) of $115.4 million as of December 31, 2016, a 1% increase in the floating interest rate would increase interest expense by $0.9 million for the year ended December 31, 2017. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2016, see note 24 to our consolidated financial statements.

Foreign currency risk. A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reals in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reals. Based on our Pound Sterling expenses for the year ended December 31, 2016, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.5 million. Based on our Brazilian Reals expenses for the year ended December 31, 2016, a 10% depreciation of the U.S. Dollar against the Brazilian Reals would have increased our net revenue and expenses by approximately $2.1 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reals. Based on the crew costs for the year ended December 31, 2016, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reals would increase our crew cost by approximately $1.9 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of December 31, 2016, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a foreign exchange movement of approximately $0.6 million.

In 2012, we issued senior unsecured high-yield bonds denominated in Norwegian Kroner. We are therefore exposed to the currency movements on the outstanding principal amount of $150.5 million as of December 31, 2016. In order to hedge this exposure, we entered into cross currency interest rate swaps with banks to exchange our NOK payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if upon the occurrence of a change of control event, the bondholders exercise their right of pre-payment.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2016. Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Partnership’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2016, the Partnership’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements.

(d)          Changes in Internal Control over Financial Reporting

In 2016, management have enhanced the control over the accounting for significant and complex transactions by implementing:

•	a more rigorous process to identify and stratify significant transactions based upon their complexity; and

•
a formal preparation and review (including escalation) process for the accounting analysis of such transactions dependent upon the level of complexity and extent of judgment involved. This may include the engagement of appropriately qualified third party experts as required.

Also, Golar implemented its planned transition of the processes and controls formerly provided by Wilhelmsen into GMN which also impacts the Partnership. The transition included an implementation of IT systems as well as a re-design of the certain processes and controls. The transition was fully completed in the final quarter of 2016.

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

Item 16C.                 Principal Accountant Fees and Services

In 2016 and 2015, the fees rendered by the partnership for Ernst & Young LLP's services were as follows:

	2016	2015
Audit Fees	$901,748	$808,593
Tax Fees	45,009	104,471
	$946,757	$913,064

Audit Fees

Audit fees for 2016 and 2015 include fees related to aggregate fees billed for professional services rendered by the principal accountant, for the audit of the Partnership’s annual financial statements and services provided by the principal accountant, in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Total audit fees incurred with respect to Ernst & Young LLP were approximately $0.9 million and $0.8 million for 2016 and 2015, respectively.

Tax Fees

Tax fees for 2016 and 2015 are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2016.

Item 16D.                Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2015, our Board of Directors approved a common unit repurchase program of up to $25.0 million of the outstanding common units of the Partnership in the open market over a two year period. As of December 31, 2016, we had repurchased a total of 534,000 common units for an aggregate cost of $6.5 million. In accordance with the provisions of the Partnership Agreement, all units repurchased are deemed canceled and not outstanding, with immediate effect.

Month of repurchase	Total number of common units purchased	Average price paid per common unit	Total number of common units purchased as part of publicly announced plans or program	Maximum value of common units that may be purchased under the plans or program
January 2016	38,000	$13.11	38,000
As of December 31, 2016	534,000		534,000	$18,500,000

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

Item 19.                          Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1**	Certificate of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
1.2**	Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8-A/A filed on October 19, 2016)
2.1**
Long Term Incentive Plan, adopted May 30, 2016, providing to Employees, Consultants and Directors who perform services for the Partnership and its subsidiaries incentive compensation awards based on Units (incorporated by reference to Exhibit 4.5 to the registrant's Form S-8 filed on July 12, 2016)

2.2**
Exchange Agreement by and among Golar LNG Partners LP, Golar GP LLC and Golar LNG Limited, dated October 13, 2016 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 19, 2016)

4.1**
Facility Agreement dated September 29, 2008 for a Senior Secured Revolving Credit Facility by and among Golar LNG Partners L.P. (as borrower) and the Banks and Financial Institutions Referred to therein (as lenders) (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))

4.2**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.2(a)**
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

4.5**	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.6**
$20.0 Million Revolving Credit Agreement by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.7**
Purchase, Sale and Contribution Agreement, dated October 5, 2011, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Freeze (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.8**
Purchase, Sale and Contribution Agreement, dated July 9, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the NR Satu (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 16, 2012)

4.9**
Purchase, Sale and Contribution Agreement, dated November 1, 2012, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Grand (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.10**
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.11**
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Maria (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.12**
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on November 6, 2012)

4.13**
$275 million Facility Agreement, dated June 25, 2013, by and among a group of banks as the lender and Golar Partners Operating LLC as the borrower (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 30, 2013)

4.14**
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Igloo (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 10, 2013)

4.15**
Facility Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 24, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.16**
Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.17**
Second Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 8, 2014)

4.18**
Purchase, Sale and Contribution Agreement of the acquisition of the Golar Eskimo dated December 15, 2014 among Golar LNG Ltd, Golar LNG Partners LP and Golar Partners Operating LLC (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 19, 2014)

4.19**
Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on January 22, 2015)

4.20**
Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited, providing for the Eskimo Vendor Loan (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on January 22, 2015)

4.21**
$120 million Loan Agreement dated April 19, 2006 and as amended on February 27, 2008, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.22**
$125 million Facilities Agreement dated June 17, 2010, among Golar Freeze Holding Co., DnB NOR Bank ASA, as Facility Agent and Security Agent, the lenders party thereto and the other parties thereto (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.23**
Supplemental Deed, dated December 23, 2014, relating to the $120 million Loan Agreement dated April 19, 2006, among Golar LNG 2234 Corporation, as Borrower, Fokus Bank ASA, as Swap Bank, Agent and Security Trustee and the lenders party thereto (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.24**
Supplemental Deed, dated April 29, 2015, between Golar LNG Limited, as lender and Golar LNG Partners LP as borrower (incorporated by reference to the registrant’s Amendment No. 1 to Annual Report on Form 20-F/A filed on April 30, 2015)

4.25**
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 99.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on May 26, 2015)

4.26**
Time charter party agreement by and between Golar Grand Corporation and Golar Trading Corporation, with respect to the Golar Grand, dated as of May 27, 2015 (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 7, 2015)

4.27**
Fourth Supplemental Deed to facility agreement, made by and among DNB Bank ASA (formerly known as DnB NOR Bank ASA), Citigroup Global Markets Limited and DVB Bank SE, London Branch, as the mandated lead arrangers, the other lenders party thereto, Golar LNG 2234 LLC, as borrower, and the other parties thereto, with respect to the Maria and Freeze refinancing (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 7, 2015)

4.28**
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 2, 2016)

4.29**
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.38 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.30**
Bareboat charter by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.31**
Memorandum of Agreement by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.32**
Common Terms Agreements, by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.33**
Letter Agreement dated May 17, 2016, and Letter Agreement Amendment dated September 26, 2016, by and between Golar Partners Operating LLC and Golar LNG Limited (incorporated by reference to Exhibit 4.8 and 4.9, respectively, to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.34**
Bareboat charter by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.35**
Memorandum of Agreement by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.5 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.36**
Common Terms Agreements, by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.37**
Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC (incorporated by reference to Exhibit 4.10 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.38**
Supplemental Agreement dated April 28, 2016, by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV) to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 7, 2017)

4.39*	Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016
4.40*	Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee
8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

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

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive Officer
Date:	May 1, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

We have audited the accompanying consolidated balance sheets of Golar LNG Partners LP as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golar LNG Partners LP at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 1, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
May 1, 2017

The Board of Directors and Unitholders of Golar LNG Partners LP

We have audited Golar LNG Partners LP's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Golar LNG Partners LP management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Golar LNG Partners LP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2016 consolidated financial statements of Golar LNG Partners LP and our report dated May 1, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
May 1, 2017

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of $, except per unit amounts)

	Notes	2016	2015	2014
Operating revenues
Time charter revenues	7	413,230	393,132	396,026
Time charter revenues from related parties	25	28,368	41,555	—
Total operating revenues		441,598	434,687	396,026
Operating expenses
Vessel operating expenses (1)		59,886	65,244	59,191
Voyage and commission expenses		5,974	7,724	6,048
Administrative expenses (1)		8,600	6,643	5,757
Depreciation and amortization		100,468	99,256	80,574
Total operating expenses		174,928	178,867	151,570
Operating income		266,670	255,820	244,456
Other non-operating income		1,318	—	—
Financial income (expense)
Interest income(1)		4,295	1,315	1,131
Interest expense (1)		(66,938)	(61,632)	(47,335)
Other financial items, net	8	(2,745)	(17,151)	(18,564)
Net financial expenses		(65,388)	(77,468)	(64,768)
Income before income taxes		202,600	178,352	179,688
Income taxes	9	(16,858)	(5,669)	5,047
Net income		185,742	172,683	184,735
Net income attributable to non-controlling interest		(13,571)	(10,547)	(10,581)
Net income attributable to Golar LNG Partners LP Owners		172,171	162,136	174,154
General Partner’s interest in net income (2)		23,135	18,469	23,908
Limited Partners’ interest in net income		149,036	143,667	150,246
Earnings per unit:
Basic - Common units	29	2.44	2.38	2.47
Diluted - Common units	29	2.43	2.38	2.47
Cash distributions declared and paid per unit in the period	29	2.31	2.30	2.14
___________________________________________

(1)	This includes amounts arising from transactions with related parties. See note 25.

(2)	This includes net income attributable to IDR holders of $19.7 million, $15.2 million and $18.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of $)

	2016	2015	2014
Net income	185,742	172,683	184,735
Unrealized net gain (loss) on qualifying cash flow hedging instruments:
Other comprehensive income (loss) before reclassification (1)	4,263	(5,106)	(1,031)
Amounts reclassified from accumulated other comprehensive income (loss) to the statement of operations (2)	409	(2,533)	1,339
Net other comprehensive income (loss)	4,672	(7,639)	308
Comprehensive income	190,414	165,044	185,043
Comprehensive income attributable to:
Partners’ Equity	176,843	154,497	174,462
Non-controlling interest	13,571	10,547	10,581
	190,414	165,044	185,043
__________________________________________
(1) There is no tax impact on any of the periods presented.
(2) Amounts reclassified from accumulated other comprehensive income (loss) to ‘Other financial items, net’ on the consolidated statements of operations relate to gains (losses) on cash flow hedges in respect of interest rate swaps.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015
 (in thousands of $)

	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents		65,710	40,686
Restricted cash	17	44,927	56,714
Trade accounts receivable	12	20,444	20,824
Other receivables and prepaid expenses	13	4,822	5,160
Amounts due from related parties	25	23,914	7,128
Inventories		1,110	1,339
Total current assets		160,927	131,851
Long-term assets
Restricted cash	17	117,488	136,559
Vessels and equipment, net	14	1,652,710	1,730,676
Vessel under capital lease, net	15	111,186	116,727
Intangible assets, net	16	86,133	99,096
Amounts due from related parties	25	107,247	—
Other non-current assets	18	17,017	16,753
Total assets		2,252,708	2,231,662
LIABILITIES AND EQUITY
Current liabilities
Current portion of long term-debt	21	78,101	118,693
Current portion of obligations under capital lease	22	787	—
Trade accounts payable		2,110	3,959
Accrued expenses	19	17,438	21,230
Other current liabilities	20	117,036	119,084
Total current liabilities		215,472	262,966
Long-term liabilities
Long-term debt	21	1,296,609	1,212,419
Obligations under capital lease	22	116,964	143,112
Other long-term liabilities	23	19,234	16,650
Total liabilities		1,648,279	1,635,147
Commitments and contingencies	26
Equity
Partners’ capital:
Common unitholders: 64,073,291 units issued and outstanding at December 31, 2016 (2015: 45,167,096)		490,564	486,533
Subordinated unitholders: nil units issued and outstanding at December 31, 2016 (2015: 15,949,831)		—	12,649
General partner interest: 1,318,517 units issued and outstanding at December 31, 2016 (2015: 1,257,408)		50,942	40,293
Total partners’ capital		541,506	539,475
Accumulated other comprehensive loss		(5,053)	(9,725)
Total before non-controlling interest		536,453	529,750
Non-controlling interest		67,976	66,765
Total equity		604,429	596,515
Total liabilities and equity		2,252,708	2,231,662

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
 (in thousands of $)

	Notes	2016	2015	2014
Operating activities
Net income		185,742	172,683	184,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		100,468	99,256	80,574
Recognition of foreign tax losses		—	(4,945)	(11,832)
Release of deferred tax asset		5,308	4,076	2,308
Movement in deferred tax liability		2,064	—	—
Amortization of deferred charges		8,412	6,308	3,554
Unrealized foreign exchange gains		(532)	(493)	(674)
Unit options expense	27	23	—	—
Drydocking expenditure		(4,060)	(15,093)	(2,468)
Interest element included in obligations under capital leases		(1,205)	279	1,639
Change in assets and liabilities, net of effects from purchase of Golar Eskimo and Golar Igloo:
Trade accounts receivable		1,126	(11,704)	(1,989)
Inventories		230	(642)	1,005
Prepaid expenses, accrued income and other assets, including long term assets		(5,305)	3,188	8,901
Amounts due from/to related parties		(17,512)	(18,071)	6,659
Trade accounts payable		(1,700)	902	755
Accrued expenses		(4,746)	(4,578)	24
Restricted cash		(129)	(7,686)	—
Other current liabilities		(6,952)	(11,250)	3,789
Net cash provided by operating activities		261,232	212,230	276,980
Investing activities
Additions to vessels and equipment		—	(3,667)	(1,293)
Acquisition of Golar Eskimo and Golar Igloo, net of cash acquired (1)	11	—	(5,971)	(155,319)
Deposit made in connection with the Golar Tundra acquisition	25	(107,247)	—	—
Short-term debt granted to related parties		—	(50,000)	—
Repayment of short-term debt granted to related parties		—	50,000	—
Restricted cash		—	10,372	(11,143)
Net cash (used in) provided by investing activities		(107,247)	734	(167,755)
Financing activities
Proceeds from short-term debt due to related parties		—	—	20,000
Proceeds from long-term debt	21	815,000	644,070	115,000
Repayments of long-term debt (including related parties)		(770,422)	(707,202)	(93,558)
Repayments of obligations under capital lease		(122)	—	(41)
Financing arrangement fees and other costs		(13,521)	(6,628)	(846)
Common units repurchased and canceled	28	(495)	(5,970)	—
Restricted cash		7,627	(31,248)	—
Cash distributions paid		(154,668)	(152,898)	(140,142)
Dividends paid to non-controlling interests		(12,360)	(11,400)	(13,740)
Net cash used in financing activities		(128,961)	(271,276)	(113,327)
Net increase (decrease) in cash and cash equivalents		25,024	(58,312)	(4,102)
Cash and cash equivalents at beginning of period		40,686	98,998	103,100
Cash and cash equivalents at end of period		65,710	40,686	98,998
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid		58,005	52,814	43,011
Income taxes paid		5,278	5,124	2,707
________________________________________________________
(1)  In addition to the cash consideration paid for the acquisition of the Golar Eskimo and the Golar Igloo in 2015 and 2014, there was non-cash consideration in relation to the assumption of bank debt of $162.8 million and $161.3 million respectively (see note 11).

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of $)

	Partners’ Capital				Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
	Common Units		Subordinated Units	General Partner and IDRs (3)
Consolidated balance at December 31, 2013	475,610	—	6,900	19,234	(2,394)	499,350	70,777	570,127
Net income	111,351		38,895	23,908	—	174,154	10,581	184,735
Cash distributions (1)	(96,577)		(33,732)	(9,833)	—	(140,142)	—	(140,142)
Non-controlling interest dividends	—		—	—	—	—	(13,740)	(13,740)
Other comprehensive income	—		—	—	308	308	—	308
Contribution to equity	440		—	11	—	451	—	451
Consolidated balance at December 31, 2014	490,824		12,063	33,320	(2,086)	534,121	67,618	601,739
Net income	106,476		37,191	18,469	—	162,136	10,547	172,683
Cash distributions (1)	(104,797)		(36,605)	(11,496)	—	(152,898)	—	(152,898)
Non-controlling interest dividends	—		—	—	—	—	(11,400)	(11,400)
Other comprehensive loss	—		—	—	(7,639)	(7,639)	—	(7,639)
Common units repurchased and canceled	(5,970)		—	—	—	(5,970)	—	(5,970)
Consolidated balance at December 31, 2015	486,533		12,649	40,293	(9,725)	529,750	66,765	596,515
Net income	139,948		9,088	23,135	—	172,171	13,571	185,742
Cash distributions (1)	(124,400)		(18,422)	(11,846)	—	(154,668)	—	(154,668)
Non-controlling interest dividends	—		—	—	—	—	(12,360)	(12,360)
Other comprehensive income	—		—	—	4,672	4,672	—	4,672
Common units repurchased and canceled	(495)		—	—	—	(495)	—	(495)
Conversion of subordinated units (2)	3,315		(3,315)	—	—	—	—	—
Grant of unit options	23		—	—	—	23	—	23
Exchange of IDRs (4) (see note 28)	(14,360)		—	(640)	—	(15,000)	—	(15,000)
Consolidated balance at December 31, 2016	490,564		—	50,942	(5,053)	536,453	67,976	604,429
__________________________________________

(1)	This includes cash distributions to IDR holders for the years ended December 31, 2016, 2015 and 2014 of $8.8 million, $8.7 million and $5.6 million, respectively.

(2)
In June 2016, our board of directors determined that the conditions precedent for the expiration of the subordination period set forth in the definition of "Subordination Period" contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) converted into common units on a one-for-one basis. As of December 31, 2016, there are no subordinated units.

(3)	As of December 31, 2016, the carrying value of the equity attributable to the IDR holders was $32.5 million (2015: $21.5 million)

(4)
Overall the effect of the transaction was (i) reclassification of the initial fair value of the derivative from equity to current liabilities of $15.0 million; (ii) reallocation between unitholders within equity due to the recognition of the incremental fair value of the modification and fair values of newly issued instruments and resulting deemed distribution.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Partners LP (the “Partnership”, “we”, “our”, or “us”) was initially formed as an indirect wholly-owned subsidiary of Golar LNG Limited (“Golar”) in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly owned and partially owned subsidiaries of Golar.

References to Golar in these consolidated financial statements refer, depending on the context to Golar LNG Limited and to one or any more of its direct or indirect subsidiaries.

We completed our initial public offering (IPO) in April 2011. Our common units are traded on the NASDAQ under the symbol: GMLP.

As of December 31, 2016 and 2015, Golar holds a 33.9% and 30.6% ownership interest (including a 2% general partner interest) and 100% of the incentive distributions rights (“IDRs”) of the Partnership.

As of December 31, 2016, we operated a fleet of six FSRUs (excluding the Golar Tundra) (see note 5) and four LNG carriers. Our vessels operate under charter contracts with expiration dates between 2017 and 2025.

The consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2016, we recorded net current liabilities of $39.5 million. To address anticipated capital requirements over the next 12 months, in February 2017, we completed the issuance and sale of the 2017 Norwegian Bonds, which generated gross proceeds of $250.0 million. The proceeds of the sale of the 2017 Norwegian Bonds will be used to repurchase the High-Yield Bonds and to settle the related cross currency interest rate swap, both of which mature in October 2017 (see note 30). In addition, in February 2017, we sold 5,175,000 common units in an underwritten public offering and 94,714 general partners units, generating proceeds of $119.4 million net of underwriters’ fees (see note 30).

Furthermore, included within current liabilities are: (i) mark-to-market valuations of our swap derivatives of $6.1 million maturing between 2018 and 2023; (ii) mark-to-market valuation for our cross-currency interest rate swap related to our High-Yield Bonds of $81.5 million; and (iii) deferred revenue of $13.6 million which relates to charter-hire received in advance from our charterers. No cash outflows are expected in respect of deferred drydocking and operating cost revenues.

The cash expected to be generated from operations (assuming the current rates earned from existing charters continues) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to service our debt interest, make scheduled loan repayments and pay cash distributions. Accordingly, as of April 24, 2017, we believe our current resources, including our undrawn revolving credit facilities of $150.0 million, are sufficient to meet our working capital requirements for at least the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Certain amounts reported in prior periods have been revised to be consistent with the current year’s presentation. We identified line items in the statement of operations with respect to the amortization of deferred finance charges that were not presented in accordance with current guidance.  In prior periods, we had presented the amortization of deferred finance charges within “Other financial items” but should have presented this within “Interest expense.” As a result of this misclassification, other financial items has been overstated and correspondingly interest expense has been understated in respect of prior years  (2015: $6.3 million and 2014: $3.6 million). This misclassification however nets off within "net financial expenses", resulting in $nil impact to net income. There is also no impact on the balance sheet, statement of changes in partners' capital or the statement of cash flows.

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

In May 2016, we acquired (the “Tundra Acquisition”) from Golar 100% of the interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra, an FSRU, for a purchase price of approximately $330.0 million, less net lease obligations and working capital adjustments. Pursuant to an agreement entered into between us and Golar in connection with the Tundra Acquisition (as amended, the “Tundra Letter Agreement”), we have the right to require Golar to repurchase the shares of Tundra Corp under certain circumstances, and consequently Golar continues to consolidate the Tundra Corp and the results of operations of Tundra Corp are not reflected in our financial statements (see notes 5 and 11).

The accompanying consolidated financial statements include the financial statements of the entities listed in notes 4 and 5.

Apart from our investment in the disponent owner and operator of the Golar Tundra, investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which we are deemed to be the primary beneficiary. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as “Non-controlling interests”.

Business combinations

Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The results of subsidiary undertakings are included from the date of acquisition.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we will recognize a measurement-period adjustment during the period in which we determine the amount of the adjustment, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed at the acquisition date.

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

Penalties and interest related to uncertain tax positions are recognized in “Income taxes” in the Consolidated Statements of Operations.

Comprehensive Income

As of December 31, 2016, 2015 and 2014, our accumulated other comprehensive loss relate to unrealized net losses on qualifying cash flow hedges.

(in thousands of $)	2016	2015	2014
Unrealized net loss on qualifying cash flow hedging instruments	(5,053)	(9,725)	(2,086)

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

Vessels and equipment

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminium times the weight of the vessel noted in lightweight tons. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

The cost of building the mooring equipment is capitalized and depreciated over the initial lease term of the related charter.

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

Useful lives applied in depreciation are as follows:

Vessels (excluding converted FSRUs)	40 years
Vessels - Converted FSRUs	20 years from conversion date
Drydocking expenditure	2 to 5 years
Mooring equipment	11 years

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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the lower of the fair market value of the assets, less cost to sell, and the net present value (“NPV”) of estimated future discounted cash flows from the employment of the asset (“Value in use”).
The following table presents the market values and carrying values of certain of our vessels that we have determined to have a market value that is less than their carrying value as of December 31, 2016. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

Vessel	2016 Market value(1)	2016 Carrying value
(in millions of $)
Golar Winter	184.8	225.5
NR Satu	151.5	191.1
Golar Maria	120.5	194.7
Golar Mazo	105.0	141.4
Methane Princess	106.5	111.2

(1) Market values are determined using reference to average broker values provided by independent brokers. Broker values are considered an estimate of the market value for the purpose of determining whether an impairment trigger exists. Broker values are commonly used and accepted by our lenders in relation to determining compliance with relevant covenants in applicable credit facilities for the purpose of assessing security quality.

Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

Provisions

We, in the ordinary course of business, are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency was present at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If we have determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range. See note 26, “Other Commitments and Contingencies” for further discussion.

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

Unit-based compensation

In accordance with the guidance on “Share Based Payment”, we are required to expense the fair value of unit options issued to employees over the period the options vest. We amortize unit-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for unit options for which employees do not render the requisite service. The fair value of employee unit options is estimated using the Black-Scholes option-pricing model.

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

3. FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, in connection with the IPO, we issued (i) to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in us, in exchange for Golar’s existing 98% limited partner interest in us; and (ii) to Golar GP LLC, a wholly owned subsidiary of Golar and our general partner (“General Partner”), a 2% general partner interest in us; and (iii) to the General Partner and another wholly-owned subsidiary of Golar an aggregate of 100% of the incentive distribution rights (“IDRs”). Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million.

Rights and Obligations of Partnership Units

•
Common units. Common units represent limited partner interests in us. During the subordination period, the common units had preferential distribution and liquidation rights over the subordinated units as described in note 29. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. Subordinated units represented limited partner interests in us. Subordinated units had limited voting rights and most notably were excluded from voting in the election of the elected directors. During the subordination period, the common units had preferential distribution rights to the subordinated units (see note 29). The subordination period ended on June 30, 2016, on which date all our subordinated units, which were 100% held by Golar, converted to common units.

•
General Partner units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, the General Partner in its sole discretion appoints three of the seven board directors.

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved, as described in note 29. Pursuant to the Second Amended and Restated Agreement of Limited Partnership, the IDRs interest are transferable without unitholder approval.

Omnibus Agreement

In connection with the IPO, we entered into Omnibus agreement with Golar, the General Partner and others governing, among others:

•	To what extent we and Golar may compete with each other;

•	Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•	The provision of certain indemnities to us by Golar.

Details of other agreements and transactions relevant to the three years ended December 31, 2016 are described in note 25.

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2016. Unless otherwise indicated, we own 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Winter Corporation	Marshall Islands	Owns Golar Winter
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte. Ltd.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar Grand Corporation	Marshall Islands	Owns and operates Golar Grand
Golar LNG 2234 LLC	Republic of Liberia	Owns and operates Golar Maria
Golar Hull M2031 Corporation	Marshall Islands	Owns and operates Golar Igloo
Golar Eskimo Corporation**	Marshall Islands	Leases and operates Golar Eskimo
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

5. VARIABLE INTEREST ENTITIES (VIEs)

Eskimo SPV

As of December 31, 2016 and 2015, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

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

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of December 31, 2016 and 2015, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of December 31, 2016:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of December 31, 2016 is shown below:

(in $ thousands)	2017	2018	2019	2020	2021	After 2021
Golar Eskimo*	22,963	22,437	21,859	21,330	20,755	74,463

*The payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin but excludes the repurchase obligation at the end of lease term.

The most significant impact of consolidation of Eskimo SPV’s assets and liabilities on our condensed consolidated balance sheet is as follows:

(in $ thousands)	2016	2015
Assets
Restricted cash (refer to note 17)	—	4,031

Liabilities
Long-term debt (refer to note 21)	232,931	254,070

Restricted cash represents cash in Eskimo SPV which is not available for use by the Partnership.

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $8.0 million and $0.8 million for the years ended December 31, 2016 and 2015, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash of $21.1 million used in and $254.1 million provided by financing activities for the years ended December 31, 2016 and 2015, respectively.

Tundra Corp

On May 23, 2016, we completed the Tundra Acquisition, in which we acquired from Golar Tundra Corp, the disponent owner and operator of the Golar Tundra, for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into the Tundra Letter Agreement pursuant to which Golar agreed pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”). In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provides that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Tundra Put Option”). Accordingly, we have determined that (i) Tundra Corp is a VIE and (ii) until the Tundra Put Option expires, Golar is the primary beneficiary of Tundra Corp. Thus, Tundra Corp will not be consolidated into our financial statements until the Tundra Put Option expires (see note 11).

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is currently not consolidated into our financial results, we are liable for charter hire payments due under the Tundra Lease.

The Golar Tundra is subject to a time charter with WAGL for an initial term of five years, which may be extended for an additional five years at WAGL’s option. WAGL is a joint venture of the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd that is developing an LNG import project at the port of Tema on the coast of Ghana (the “Ghana LNG Project”).
The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016. However, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. While Golar remains in dialogue with WAGL regarding amendments to the existing charter agreement, including later start up and extension of the term, they are actively pursuing arbitration proceedings to collect amounts due under the charter in order to protect the existing contractual position. In view of the current situation, it is difficult to predict with certainty when or if the Golar Tundra will commence operations under its time charter with WAGL and there is therefore a possibility that the vessel will be put back to Golar.
The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of December 31, 2016:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Tundra	November 2015	254.6	194.1	November 2018	114.6	November 2025

A summary of our payment obligations under the bareboat charter with Tundra SPV as of December 31, 2016 is shown below:

(in thousands of $)	2017	2018	2019	2020	2021	After 2021
Golar Tundra*	20,910	20,446	19,934	19,466	18,953	68,097

*The payment obligation table includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin but excludes the repurchase obligation at the end of lease term.

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

The following table summarizes the balance sheets of PTGI as of December 31, 2016 and 2015:

(in thousands of $)	2016	2015
ASSETS
Cash	14,124	14,783
Restricted cash	10,361	10,281
Vessels and equipment, net*	290,638	311,751
Other assets	12,121	14,552
Total assets	327,244	351,367

LIABILITIES AND EQUITY
Accrued liabilities	9,989	9,247
Current portion of long-term debt	13,633	13,263
Amounts due to related parties	135,809	172,979
Long-term debt	102,500	96,346
Other liabilities	68	158
Total liabilities	261,999	291,993
Total equity	65,245	59,374
Total liabilities and equity	327,244	351,367

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

PTGI paid dividends to PT Pesona amounting to $6.1 million, $nil and $nil during the years ended December 31, 2016, 2015 and 2014, respectively.

6. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2014, the Financial Accounting Standards Board (the “FASB”) issued guidance to ASU 2014-15 “Presentation of Financial Statements - Going Concern (Subtopic 205-40)”. The standard requires an entity’s management to evaluate, for each reporting period, whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures are required if management concludes that conditions or events raised substantial doubt about the entity’s ability to continue as a going concern. The adoption of this standard did not have an impact on our Consolidated Financial Statements or related disclosures.

In November 2014, the FASB issued ASU 2014-16 “Derivatives and Hedging”. The guidance provides a methodology for determining the nature of a host contract in a hybrid instrument. The amendment requires an entity to assess the entire hybrid instrument including any embedded derivatives which are being considered for bifurcation. The purpose of the guidance was to eliminate divergence in practice. This methodology was applied by analogy when assessing the nature of the host contract for the “Contingent Units” in the IDR reset (see note 28) for further details. The adoption of this standard had no further impact on our Consolidated Financial Statements or related disclosures.

In February 2015, the FASB issued amendments to ASU 2015-02 “Consolidation (Topic 810): Amendments to the Consolidation Analysis” requires a re-evaluation of all legal entities under the revised consolidation model. Specifically, the amendments:

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

The adoption of this guidance did not have a material impact on our Consolidated Financial Statements, Consolidated Statements of Operations and Consolidated Statements of Cash Flows.

In April 2015, the FASB issued amendments to ASU 2015-03 “Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance requires debt issuance costs related to a recognized liability to be presented in the Balance Sheet as a direct deduction from the debt liability rather than as an asset. We adopted the requirements of ASU 2015-03 for the quarter ended March 31, 2016 and applied this guidance retrospectively to all prior periods presented in our financial statements. Upon adoption the balance of debt was reduced by debt issuance costs which were previously presented as an asset on our Consolidated Financial Statements.

In April 2015, the FASB issued Update 2015-05 “Intangibles - Goodwill and Other - Internal Use Software”. The standard clarifies the circumstances under which a cloud computing customer would account for the arrangement as a license of internal-use software. The adoption of this standard did not have an impact on our Consolidated Financial Statements or related disclosures.

In September 2015, the FASB issued amendments to ASU 2015-16 “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments”. The guidance eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date. The guidance is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2015. Other than the Tundra Acquisition which has not been reflected in our financial statements (see note 2), there were no other acquisitions for which measurement-period adjustments were recognized at separate accounting periods. Thus, the adoption of this standard did not have an impact on our current and previously reported Consolidated Financial Statements or related disclosures.

In March 2016, the FASB issued Update 2016-07 “Investments - Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting”. The update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence an investor must retrospectively apply equity method accounting as if the equity method had been in effect during all previous periods. A prospective approach is required and the amendment is effective for fiscal years beginning after December 15, 2016. We have elected to early adopt the standard, which did not have an impact on our Consolidated Financial Statements or related disclosures.

In January 2017, the FASB issued ASU 2017-04 “Intangibles - Goodwill and other” which simplifies the test for goodwill impairment. The simplification eliminated “Step 2” from the goodwill impairment test which required companies to compute the implied fair value of goodwill by performing procedures that would be required in business combination for determining the fair value of the assets acquired and liabilities assumed (including unrecognized assets and liabilities). The amendments are effective for the fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, early adoption is permitted. We have elected to early adopt the standard, which did not have an impact an impact on our Consolidated Financial Statements or related disclosures.

Accounting pronouncements that have been issued but not adopted

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts With Customers (Topic 606)”. and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a new concept of “series provision” which provides accounting guidance for entities that engage in repetitive service contracts. There are also new requirements which impact the timing of costs that are reimbursed at the start or near the inception of a contract. The guidance is effective from 1 January 2018 and provides for enhanced disclosures. It may be applied retrospectively to each prior period presented subject to “practical expedients (“full retrospective) or a cumulative-effect adjustment as of the date of adoption (“modified retrospective approach”).

Management are currently assessing whether any services provided, over and above a bareboat charter, need to be accounted for on a different time basis than the underlying contract. Depending on the conclusion, the timing of the revenue could differ, however, the total amount earned from time charter contracts over all periods will remain the same. We expect to finalize our assessment in the second half of the year.

In March 2016, the FASB issued guidance to ASU 2016-02 “Leases (Topic 842)” This update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements regarding timing and uncertainty of cash flows arising from leases. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions.The standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. We are currently in the process of evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.

In January 2017, the FASB issued guidance to ASU 2017-01 “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments provide guidance on evaluating whether transactions should be accounted for as an asset acquisition or a business combination (or disposal). The guidance requires that in order to be considered a business, a transaction must include, at a minimum, an input and a substantial process that together significantly contribute to the ability to create output. The guidance removes the evaluation of whether a market participant could replace the missing elements. The revised guidance is effective for annual reporting periods beginning after 15 December 2017, including interim reporting periods within those annual reporting periods. The amendments are to be applied prospectively. Preliminarily, we believe that this could impact the accounting for transactions with Golar LNG and are currently evaluating the impact that the guidance will have on future transactions.

In January 2016, the FASB issued amendments to ASU 2016-01 “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which made targeted improvements to the recognition, measurement, presentation, and disclosure of financial instruments. The update changes how entities measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also provides for enhanced disclosures. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently in the process of evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This standard primarily requires the recognition of excess tax benefits for share-based awards in the statement of operations and the classification of excess tax benefits as an operating activity within the statement of Cash Flows. The guidance allows an entity to elect to account for forfeitures when they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016. We are currently in the process of evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In March 2016, the FASB issued Update 2016-06 “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments” which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The entities will be effective for financial statements after December 15, 2016 and interim periods within those fiscal years. The amendments should be applied on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. We are currently in the process of evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard outlines an approach for estimating credit losses on certain types of financial instruments and modifies the impairment model for available for sale debt securities. The guidance will be effective from January 1, 2020 with early adoption permitted. We have not yet commenced assessing the impact of this standard on our Consolidated Financial Statements and related disclosures.

In August 2016, the FASB issued guidance to ASU 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. The guidance addresses eight cash flow related issues including distributions received from equity investees.The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. We are currently in the process of evaluating the impact of this guidance on our Consolidated Statements of Cash Flows.

In October 2016, the FASB issued guidance to ASU2016-16 “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The impact would be that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. We are currently in the process of evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.

In November 2016, the FASB issued guidance to ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts described as restricted cash or restricted cash equivalents. In essence amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the cash flow. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance will not have a material impact on our Consolidated Statement of Cash Flows.

In February 2017, the FASB issued Update 2017-05 “Other Income - Gains and Losses from the Derecognition of Non-Financial Assets”. The guidance provides clarification on the definition of “in substance non-financial assets”, the scope exemption with ASC 610 and partial sales of non-financial assets. The guidance is effective for periods beginning after December 15, 2017. We are currently in the process of evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

7. SEGMENT INFORMATION

Operating segments are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During 2016, our fleet operated under time charters and in particular with nine charterers, Petrobras, PT Nusantara Regas (“PTNR”), Kuwait National Petroleum Company (“KNPC”), Dubai Supply Authority (“DUSUP”), Pertamina, the Hashemite Kingdom of Jordan (“Jordan”), Royal Dutch Shell plc (formerly known as BG Group plc), Eni S.p.A., and Golar. Petrobras is a Brazilian energy company. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates. Pertamina is the state-owned oil and gas company of Indonesia. Royal Dutch Shell plc is an energy company headquartered in the United Kingdom. Eni S.p.A is an integrated energy company headquartered in Italy.

In the years ended December 31, 2016, 2015 and 2014, revenues from each of the following customers accounted for over 10% of our consolidated revenues:

(in thousands of $)	2016		2015		2014
Petrobras	103,368	23%	100,052	23%	99,976	25%
PTNR	67,774	15%	67,325	15%	66,345	17%
Jordan	57,112	13%	37,750	9%	—	—%
KNPC	47,654	11%	47,402	11%	43,220	11%
DUSUP	46,465	11%	41,970	10%	48,392	12%
Pertamina	37,602	9%	38,061	9%	40,004	10%
Royal Dutch Shell	26,070	6%	31,370	7%	68,884	17%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries:

Revenues (in thousands of $)	2016	2015	2014
Brazil	103,368	100,052	99,976
Indonesia	67,774	67,325	66,345
Jordan	57,112	37,750	—
Kuwait	47,654	47,402	43,220
United Arab Emirates	46,465	41,970	48,392

Fixed assets (in thousands of $)	2016	2015
Brazil	347,366	369,922
Jordan	278,588	286,974
Kuwait	267,055	275,684
Indonesia	191,139	205,188
United Arab Emirates	122,078	133,883

8. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2016	2015	2014
Financing arrangement fees and other costs	(1,468)	(1,694)	(147)
Interest expense on un-designated interest rate swaps	(10,824)	(14,385)	(12,163)
Mark-to-market adjustment for interest rate swap derivatives	9,893	655	(5,953)
Mark-to-market adjustment for currency swap derivatives	—	16	—
Foreign exchange gain on capital lease obligations and related restricted cash	945	492	677
Foreign exchange loss on operations	(1,291)	(2,235)	(978)
Total	(2,745)	(17,151)	(18,564)

9. INCOME TAXES

The components of income tax expense (credit) are as follows:

(in thousands of $)	2016	2015	2014
Current tax expense (credit):
United Kingdom	411	(1,098)	852
Indonesia	5,579	3,641	544
Brazil	1,350	716	1,136
Kuwait	2,146	2,133	1,945
Total current tax expense	9,486	5,392	4,477
Deferred tax expense (income):
Indonesia	5,304	(869)	(9,524)
Jordan	2,068	1,146	—
Total income tax expense (credit)	16,858	5,669	(5,047)

The income taxes for the years ended December 31, 2016, 2015 and 2014 differed from the amounts computed by applying the Marshall Islands statutory income tax rate of 0% as follows:

(In thousands of $)	2016	2015	2014
Effect of change on uncertain tax positions relating to prior year	133	(1,894)	(5,042)
Effect of recognition of deferred tax asset	—	(4,945)	(9,524)
Effect of taxable income in various countries	16,725	12,508	9,519
Total tax expense (credit)	16,858	5,669	(5,047)

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

United Kingdom

Current taxation charge of $0.4 million, credit of $1.1 million and charge of $0.9 million for the years ended December 31, 2016, 2015 and 2014, respectively, relate to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by our UK subsidiary companies and are comprised of revenues from the operation of certain of our vessels. The statutory rate in the United Kingdom as of December 31, 2016 was 20%.

Brazil

Current taxation charges of $1.4 million, $0.7 million and $1.1 million for the years ended December 31, 2016, 2015 and 2014, respectively, refer to taxation levied on the operations of our Brazilian subsidiary.

Indonesia

Current taxation charges of $5.6 million, $3.6 million and $0.5 million for the years ended December 31, 2016, 2015 and 2014, respectively, refer to taxation levied on the operations of our Indonesian subsidiary. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the time charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only if there is a change in Indonesian tax laws or certain stipulated tax assumptions. The statutory rate in Indonesia as of December 31, 2016 was 25%.

We record deferred income taxes to reflect the movement in the historical net operating losses. $5.3 million of the deferred tax asset relating to these losses have been utilized during 2016, resulting in a closing deferred tax asset balance of $5.1 million.

Kuwait

Current taxation charges of $2.1 million, $2.1 million and $1.9 million for the years ended December 31, 2016, 2015 and 2014, respectively, relates to taxation levied on our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC. The statutory rate in Kuwait as of December 31, 2016 was 15%.

Jordan

Deferred tax relates to tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The net deferred tax expense for the year ended December 31, 2016 is principally related to differences in depreciation and net operating losses. We recorded a deferred tax asset of $0.5 million in relation to net operating losses and a deferred tax liability of $3.7 million relating to differences in depreciation resulting to a net deferred tax liability of $3.2 million in the year ended December 31, 2016.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
UK	2013
Brazil	2011
Indonesia	2014
Kuwait	2016
Jordan	2015

Interest and penalties charged to “Income taxes” in our statement of operations amounted to $1.1 million, $nil and $0.3 million for the years ended December 31, 2016, 2015 and 2014 respectively.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Deferred taxes are classified as follows:

Indonesia

(in thousands of $)	2016	2015
Short-term deferred tax asset	5,086	—
Long-term deferred tax asset	—	10,393
Deferred tax asset	5,086	10,393

Jordan

(in thousands of $)	2016	2015
Long-term deferred tax asset	534	956
Long-term deferred tax liability	(3,744)	(2,102)
Net deferred tax liability	(3,210)	(1,146)

As of December 31, 2016, the total deferred tax assets of $5.1 million and $0.5 million related to net operating loss (“NOL”) carryforwards generated from our Indonesia and Jordan operations, amounting to $20.3 million and $11.0 million, respectively.

These NOL carryforwards from Indonesia and Jordan, which can be used to offset future taxable income, will expire in 2018 and 2020 respectively if not utilized.

As of December 31, 2016, a deferred tax liability of $3.7 million was recognized in respect of the tax depreciation in excess of the accounting depreciation for the Golar Eskimo. The deferred tax asset on Jordan losses is netted off against the deferred tax liability, to arrive at a net deferred tax liability of $3.2 million.

A reconciliation of deferred tax assets, net, is shown below:

Indonesia

(in thousands of $)	2016	2015	2014
Balance at January 1	10,393	9,524	—
Recognition of deferred tax assets on previously unrecognized losses	—	4,945	13,920
Utilization of tax losses	(5,307)	(4,076)	(4,396)
Balance at December 31	5,086	10,393	9,524

Jordan

(in thousands of $)	2016	2015
Balance at January 1	(1,146)	—
Adjustment in respect of prior year	150	—
(Utilization of tax losses)/recognition of deferred tax asset on tax losses	(409)	956
Recognition of deferred liability on fixed asset temporary differences	(1,805)	(2,102)
Balance at December 31	(3,210)	(1,146)

There is no deferred tax for the year ended December 31, 2014 in Jordan.

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or (ii) in the case of PTGI, the Partnership intends to utilize surplus earnings to reduce borrowings or reinvest its earnings, as opposed to making any distribution.

Expiration of net operating losses carried forward relating to the NR Satu and the Golar Eskimo are as follows:

(in thousands of $)	Amount	Date of expiry
Net operating losses in 2013 (NR Satu)	20,341	2018
Net operating losses in 2015 (Golar Eskimo)	11,030	2020

10. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2016, were as follows:

Year ending December 31, (in thousands of $)	Total
2017	445,035	(1)(2)
2018	295,616
2019	258,018
2020	227,156
2021	208,435
2022 and thereafter	483,866
Total	1,918,126
____________________________________
(1) This includes revenues relating to the early termination of the Golar Spirit. On December 23, 2016, an Early Termination Notice was received, effective June 2017, exercising Petrobras' right as charterer to terminate the charter with the Golar Spirit and thereby entitling us to an early termination fee.

(2) This includes revenues from Golar relating to the Option Agreement entered into in connection with the acquisition of the Golar Grand in November 2012. Prior to February 2015, the Golar Grand operated under a time charter with Royal Dutch Shell plc which was not extended beyond its initial term and expired in February 2015. In February 2015, we exercised our option requiring Golar to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by Royal Dutch Shell plc.

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

The cost and accumulated depreciation of vessels leased to charterers at December 31, 2016 and 2015 were $2,436.4 million and $2,431.7 million; and $672.5 million and $584.4 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

11.  BUSINESS COMBINATIONS

We acquired from Golar equity interests in Tundra Corp, the disponent owner and operator of the Golar Tundra, on May 23, 2016. We acquired from Golar equity interests in the subsidiaries which own and operate the Golar Eskimo and the Golar Igloo on January 20, 2015, and March 28, 2014, respectively. The Board and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price for each transaction. The Conflicts Committee retained a financial adviser to assist the evaluation of each transaction.

Golar Tundra

Golar is the primary beneficiary of Tundra Corp until the Tundra Put Option expires. Consequently, Golar continues to consolidate the Tundra Corp and the results of operations of Tundra Corp are not reflected in our financial statements (see note 5).

Golar Eskimo and Golar Igloo

The details of the Golar Eskimo and Golar Igloo acquisitions are as follows:

	Golar Eskimo	Golar Igloo
(in thousands of $)	January 20, 2015	March 28, 2014
Purchase consideration (1)	226,010	156,001
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	292,872	287,542
Intangible asset	95,520	19,099
Cash	298	682
Fair value of interest rate swap	—	3,636
Other assets and liabilities	150	6,312
Long-term debt	(162,830)	(161,270)
Subtotal	(226,010)	(156,001)
Difference between the purchase price and fair value of net assets acquired	—	—
__________________________________________
(1) The purchase consideration comprised the following:

(in thousands of $)	Golar Eskimo	Golar Igloo
Loan from Golar	220,000	—
Cash consideration paid to Golar	7,170	148,730
Adjustment for the interest rate swap asset assumed	—	3,636
Purchase price adjustments	(1,160)	3,635
	226,010	156,001

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

Golar Eskimo was under construction during the year ended December 31, 2014 and was not operational as of December 31, 2014. As a result, we have evaluated that had the acquisition been completed as of January 1, 2014, Golar Eskimo’s pro forma revenue and net income effect for the year ended December 31, 2014 would be immaterial and thus have not been presented here. The acquisition of the Golar Eskimo was deemed accretive to our distributions.

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

Unaudited
(in thousands of $, except per unit data)	2014
Revenues	400,209
Net income	184,751

12. TRADE ACCOUNTS RECEIVABLE

As of December 31, 2016 and 2015, there was no provision for doubtful accounts.

13. OTHER RECEIVABLES AND PREPAID EXPENSES

(in thousands of $)	2016	2015
Other receivables	2,457	2,716
Prepaid expenses	2,365	2,444
	4,822	5,160

14. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2016	2015
Cost	2,267,819	2,263,166
Accumulated depreciation	(615,109)	(532,518)
Net book value	1,652,710	1,730,648

Depreciation and amortization expense for the years ended December 31, 2016, 2015 and 2014 was $82.6 million, $81.9 million and $72.6 million, respectively.

Drydocking costs of $97.7 million and $93.4 million are included in the vessel cost for December 31, 2016 and 2015, respectively. Accumulated amortization of those costs at December 31, 2016 and 2015 was $60.3 million and $43.9 million, respectively.

Mooring equipment of $37.8 million is included in the cost for December 31, 2016 and 2015. Accumulated depreciation of the mooring equipment at December 31, 2016 and 2015 was $16.7 million and $13.1 million, respectively.

As of December 31, 2016 and 2015, vessels and equipment with a net book value of $1,511.2 million and $1,730.6 million, respectively, were pledged as security for certain debt facilities (see note 26).

15. VESSEL UNDER CAPITAL LEASE, NET

(in thousands of $)	2016	2015
Cost	168,577	168,577
Accumulated depreciation and amortization	(57,391)	(51,850)
Net book value	111,186	116,727

As of December 31, 2016 and 2015, we operated one vessel, the Methane Princess, under capital lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 23.

Drydocking costs of $8.1 million are included in the cost amounts above as of December 31, 2016 and 2015. Accumulated amortization of those costs at December 31, 2016 and 2015 was $5.8 million and $4.1 million, respectively.

Depreciation and amortization expense for vessels under capital leases for each of the years ended December 31, 2016, 2015 and 2014 was $5.5 million.

16. INTANGIBLE ASSETS, NET

(in thousands of $)	2016	2015
Cost	114,616	114,616
Accumulated amortization	(28,483)	(15,520)
Net book value	86,133	99,096

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreements acquired in connection with the acquisition of the Golar Igloo in March 2014 and the Golar Eskimo in January 2015 (see note 11). The intangible asset acquired in connection with the acquisition of the Golar Igloo is amortized over the term of the contract with KNPC of five years, which assumes that the charterer will not renew the contract. The intangible asset acquired in connection with the acquisition of the Golar Eskimo is amortized over the term of the contract initially entered into with the Ministry of Energy and Mineral Resources of the Hashemite Kingdom of Jordan of ten years. Both intangible assets have been assigned a zero residual value. As of December 31, 2016, there was no impairment of intangible assets.

Amortization expense for the years ended December 31, 2016, 2015 and 2014 was $13.0 million, $12.5 million and $3.1 million respectively.

The estimated future amortization of intangible assets as of December 31, 2016 is as follows:

Year Ending December 31, (in thousands of $)
2017	12,930
2018	12,930
2019	9,862
2020	9,135
2021	9,110
2022 and thereafter	32,166
Total	86,133

17. RESTRICTED CASH

Our restricted cash balances are as follows:

(in thousands of $)	2016	2015
Methane Princess lease security deposits	111,958	134,477
Restricted cash relating to the cross currency interest rate swap (see note 24)	32,410	36,798
Restricted cash relating to the NR Satu facility (see note 21)	10,361	10,281
Restricted cash held by Eskimo SPV (see note 5)	—	4,031
Restricted cash relating to performance guarantees	7,686	7,686
Total restricted cash	162,415	193,273
Less: current portion of restricted cash	(44,927)	(56,714)
Long-term restricted cash	117,488	136,559

Restricted cash does not include minimum consolidated cash balances of $30 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in “Cash and cash equivalents” (see note 21).

As of December 31, 2016 and 2015, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 22 was $112.0 million and $134.5 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon Pound Sterling LIBOR.

As of December 31, 2016 and 2015, the value of collateral deposits required to secure performance guarantees issued to charterers on our behalf by banks was $7.7 million. These security deposits are referred to in these financial statements as restricted cash.

Restricted cash relating to Eskimo SPV represents amounts held by the VIE which are not available for use by the Partnership. We are required to consolidate Eskimo SPV under US GAAP into our financial statements as a VIE (see note 5).

18. OTHER NON-CURRENT ASSETS

(in thousands of $)	2016	2015
Mark-to-market interest rate swaps valuation (see note 24)	8,194	1,881
Deferred tax asset (see note 9)	5,086	10,393
Other long-term assets	3,737	4,479
	17,017	16,753

“Other long-term assets” consists of capitalized commission expenses and lease incentives incurred in connection with the NR Satu time charter amounting to $3.7 million and $4.5 million as of December 31, 2016 and 2015, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for each of the years ended December 31, 2016, 2015 and 2014 was $0.7 million, which are recognized mainly under “Voyage and commission expenses” in the statement of operations.

19. ACCRUED EXPENSES

(in thousands of $)	2016	2015
Vessel operating and drydocking expenses	5,424	4,517
Administrative expenses	479	599
Interest expense	10,074	9,553
Provision for tax	1,461	6,561
	17,438	21,230

Provision for tax includes provision for interest and penalties of $0.8 million and $1.1 million for the years ended December 31, 2016 and 2015, respectively.

20. OTHER CURRENT LIABILITIES

(in thousands of $)	2016	2015
Deferred revenue	13,554	12,645
Mark-to-market interest rate swaps valuation (see note 24)	6,143	15,540
Mark-to-market cross currency interest rate swaps valuation (see note 24)	81,454	89,015
Derivative - other (see note 28)	15,000	—
Deferred credits from capital lease transactions (see note 23)	625	625
Other creditors	260	1,259
	117,036	119,084

21. DEBT

(in thousands of $)	2016	2015
Total debt, net of deferred finance charges	1,374,710	1,331,112
Less: Current portion of long-term debt due to third parties, net of deferred finance charges	(78,101)	(118,693)
Long-term debt, net of deferred finance charges	1,296,609	1,212,419

Our outstanding debt as of December 31, 2016 is repayable as follows:

Year Ending December 31, (in thousands of $)
2017 (1)	233,419
2018	72,317
2019	135,183
2020	202,000
2021	516,000
2022 and thereafter	232,931
Total debt	1,391,850
Less: deferred finance charges	(17,140)
Total debt, net of deferred finance charges	1,374,710

(1) Although $150.5 million of the High-Yield Bonds is due to mature in October 2017, we have classified the High-Yield Bonds as long-term debt on the face of the consolidated balance sheet as a result of the February15, 2017 refinancing transaction discussed under "High-Yield Bonds" below.

As of December 31, 2016 and 2015, the maturity dates for our debt were as follows:

(in thousands of $)	2016	2015	Maturity date
$800 million credit facility	740,667	—	2021
High-Yield Bonds	150,452	147,007	2017***
2015 Norwegian Bonds	150,000	150,000	2020
NR Satu Facility	117,800	112,100	2019
Eskimo SPV Debt	232,931	254,070	2025**
Maria and Freeze Facility	—	174,000	2018*
Golar LNG Partners Credit Facility	—	181,500	2018*
Golar Partners Operating Credit Facility	—	185,000	2018*
Golar Igloo Debt	—	141,111	2019/2026*
Total debt	1,391,850	1,344,788
Deferred finance charges	(17,140)	(13,676)
Total debt, net of deferred finance charges	1,374,710	1,331,112
__________________________________________

*Please see "$800 million credit facility" below.
**The maturity date of the Eskimo SPV debt is based on management’s best estimate and subject to change pending the receipt of the audited financial statements of the VIE. In absence of the audited financial statements of the VIE at year end, we confirmed the maturity date directly with the SPV.
*** Please see "High-Yield Bonds" below.

$800 million credit facility

In April 2016, we entered into a $800.0 million senior secured credit facility (the “$800 million credit facility”) which refinanced the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt. As a result of the refinancing, these facilities were repaid.

The $800 million credit facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility will be reduced by $25.0 million by September 30, 2017 and $50.0 million by September 30, 2018. The term loan facility is repayable in quarterly installments with a total final balloon payment of $378.0 million together with any amounts outstanding under the revolving facility, the maximum amount of which in 2021 would be $75.0 million. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of December 31, 2016, the balance outstanding under the $800 million credit facility amount is $740.7 million which includes a drawdown of $125.0 million of the $150.0 million revolving credit facility.

High-Yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2016, the U.S. dollar equivalent of the principal amount is $150.5 million. In connection with the issuance of the High-Yield Bonds, in order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK denominated obligation and the related quarterly interest payments. We designated the swap as a cash flow hedge (see note 24).

On February 15, 2017, we issued senior unsecured bonds in the aggregate amount of $250 million in the Nordic bond market which mature in May 2021 (see note 30). The net proceeds from the new bond issue will be used to repay our High-Yield Bonds. As a result of the refinancing, the balance outstanding as High-Yield Bonds have been classified within “Long-term debt” in our consolidated balance sheets.

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

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a seven year $175.0 million secured loan facility (or the NR Satu Facility). The NR Satu Facility is split into two tranches, a $155.0 million term loan facility and a $20.0 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in November 2019. In 2016, we drew down $20.0 million under the revolving facility. As of December 31, 2016, we had $117.8 million of borrowings outstanding under the NR Satu facility. The facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these consolidated financial statements as restricted cash. As of December 31, 2016, the value of the deposit secured against the loan was $10.4 million.

Eskimo SPV Debt

In November 2015, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Eskimo to Eskimo SPV, a subsidiary of CMBL, and leased back the vessel under a bareboat charter for a monthly hire rate.

In November 2015, Eskimo SPV, which is the legal owner of the Golar Eskimo, entered into a long-term loan facility (the “Eskimo SPV Debt”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV, such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. The Eskimo SPV Debt is non-amortizing, with a final balloon payment of $232.9 million due in 2025. The facility bears interest at LIBOR plus a margin. See note 5.

The bareboat charter and the related agreements governing our sale and leaseback of the Golar Eskimo certain restrictive covenants and require us to maintain certain financial ratios.

In addition, from the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period. See note 5.

Repayment of Certain Facilities

The following facilities were terminated in April 2016 when we entered into the $800 million credit facility described above:

Maria and Freeze Facility

The Maria and Freeze Facility consisted of a $150.0 million term loan that was repayable in quarterly installments over a period of three years, with a final balloon payment of $114.0 million due in June 2018, and a revolving credit facility of up to $30.0 million due to mature in June 2018. The Maria and Freeze Facility bore interest at a rate of LIBOR plus a margin of up to 1.95%.

Golar LNG Partners Credit Facility

The Golar LNG Partners Credit Facility was a $285 million revolving credit facility. The loan was secured against the Golar Spirit and the assignment to the lending banks of a mortgage given to us by the lessors of the Methane Princess, with a second priority charge over the Golar Mazo.

The revolving credit facility accrued floating interest at a rate per annum equal to LIBOR plus a margin of 1.15% until November 2014. The margin on LIBOR was changed to 1.34% in November 2014 due to a change in covenant requirements. The revolving credit facility was a reducing facility which decreased by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. The loan had a term of ten years and was repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Golar Partners Operating Credit Facility

The Golar Partners Operating Credit Facility was split into two tranches, a $225 million term loan facility and a $50.0 million revolving credit facility which was due to mature in June 2018. The loan facility was secured against the Golar Winter and the Golar Grand and was repayable in quarterly installments of $5.0 million with a final balloon payment of $130.0 million payable in July 2018. The loan facility and the revolving credit facility bore interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility.

Golar Igloo Debt

The Golar Igloo debt originally formed part of Golar’s $1.125 billion facility to fund eight of its newbuildings. The portion of the debt secured against the Golar Igloo was assumed by us upon our acquisition of the vessel from Golar in March 2014. The amount drawn down under the original facility and the balance outstanding at the date of acquisition was $161.3 million. The Golar Igloo debt bore interest at LIBOR plus a margin. The debt was divided into three tranches, with the following general terms, in line with the original facility:

Tranche	Proportion of debt	Term of loan	Repayment terms	Margin on LIBOR
K-Sure	40%	12 years	Semi-annual installments	2.10%
KEXIM	40%	12 years	Semi-annual installments	2.75%
Commercial	20%	5 years	Semi-annual installments, unpaid balance to be refinanced after 5 years	2.75%

The K-Sure Tranche was funded by a consortium of lenders, of which 95% was guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy. The KEXIM tranche was funded by the Export Import Bank of Korea (or KEXIM). The commercial tranche was funded by a syndicate of banks and was for a term of five years from the date of drawdown with a final balloon payment of $20.2 million due in February 2019.

Debt and lease restrictions

As of December 31, 2016, we were in compliance with all covenants under our existing debt and lease agreements. The following summarizes the operating and financing restrictions and covenants contained in the agreements governing our debt arrangements.

$800 million credit facility

The $800.0 million senior secured credit facility requires us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•free liquid assets of at least $30.0 million until the maturity date;
•a minimum EBITDA to debt service ratio of 1.15:1;
•a maximum net debt to EBITDA ratio of 6.5:1; and
•a consolidated net worth of $250.0 million.

In addition, the aggregate fair market value of the seven vessels must at all times be at least 110% of the outstanding facility amount.

NR Satu Facility

The NR Satu facility requires us to maintain, as of the end of each quarter, and as of the end of each fiscal year:

•	free liquid assets of at least $30 million;

•	a minimum EBITDA to debt service ratio of 1.10:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

Eskimo SPV Debt

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

High-Yield Bonds, 2015 Norwegian Bonds and 2017 Norwegian Bonds

The financial covenants under the bond agreements require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30 million;

•	a minimum EBITDA to debt service ratio of 1.15:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

In addition, we are required to provide the documents and information necessary to maintain the listing and quotation of the bonds on the Oslo Bors.

22. CAPITAL LEASE

(in thousands of $)	2016	2015
Total obligations under capital lease	117,751	143,112

As of December 31, 2016 and 2015, we operated one vessel under capital lease.

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

As of December 31, 2016, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2017	6,929
2018	7,208
2019	7,489
2020	7,775
2021	8,078
2022 and thereafter	161,594
Total minimum lease payments	199,073
Less: Imputed interest	(81,322)
Present value of minimum lease payments	117,751

The interest element of the lease rentals is accrued at a floating rate based upon Pound Sterling LIBOR.

We determined that the entity that owned the vessel was a variable interest entity in which we had a variable interest and was the primary beneficiary. Upon the initial transfer of the vessel to the financial institution, we measured the subsequently leased vessel at the same amount as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

23. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2016	2015
Deferred tax liability (see note 9)	3,210	—
Deferred credits from capital lease transactions	16,024	16,650
	19,234	16,650

Deferred credits from capital lease transactions

(in thousands of $)	2016	2015
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(8,042)	(7,416)
	16,649	17,275
Short-term (see note 20)	625	625
Long-term	16,024	16,650
	16,649	17,275

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

Amortization for each of the years ended December 31, 2016, 2015 and 2014 was $0.6 million.

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

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year Ended	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2016	1,131,746	2018	to	2023	1.07%	to	2.44%
Receiving floating, pay fixed	December 31, 2015	863,184	2018	to	2022	1.07%	to	2.96%

During the year ended December 31, 2016, we entered into new interest rate swaps with a notional value of $400 million, terminated swaps with a notional value of $100 million and restructured swaps with a notional value of $200 million.

During the year ended December 31, 2015, we entered into new interest rate swaps with a notional value of $350 million and had interest rate swaps with a notional value of $345.0 million expired during the year.

As of December 31, 2016 and 2015, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $1,131.7 million and $863.2 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/ (loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2016	2015	2014	2016	2015	2014
Interest rate swaps	Other financial items, net	(409)	2,533	(1,339)	(639)	411	(1,210)

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the statements of other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2016	2015	2014
Interest rate swaps	147	(174)	492

As of December 31, 2016 and 2015, our accumulated other comprehensive income included $0.1 million and $0.6 million of unrealized losses, respectively, on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

The amounts reclassified from accumulated other comprehensive income (loss) to “Other financial items, net” for the years ended December 31, 2016, 2015 and 2014, were a $0.4 million loss, a $2.5 million gain and a $1.3 million loss, respectively.

As of December 31, 2016, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

Foreign currency risk

For the periods reported, the majority of our vessels’ gross earnings were receivable in U.S. dollars and the majority of our transactions, assets and liabilities were denominated in U.S. dollars, our functional currency. However, we incur expenditures in other currencies. Our capital lease obligation and related restricted cash deposit are denominated in Pound Sterling. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

A net foreign exchange gain of $0.9 million, $0.5 million and $0.7 million arose in the years ended December 31, 2016, 2015 and 2014, respectively. The net foreign exchange gain of $0.9 million arose in the year ended December 31, 2016 was as a result of the $0.9 million gain (2015: $0.5 million gain) on the retranslation of our capital lease obligations and the cash deposits securing those obligations.

As of December 31, 2016, and 2015 we had no foreign currency forward contracts.

Cross currency interest rate swap

As of December 31, 2016 and 2015, the details of our cross currency interest rate swap are as follows:

	Interest rate element		Currency element
			Notional Amount			Average forward rate USD foreign currency
Instrument (in thousands)	Notional Amount	Fixed Interest Rate	Receiving in Norwegian Kroner	Pay in USD	Maturity Date
Cross currency interest rate swap	227,193	6.485%	1,300,000	227,193	2017	5.722

As described in note 21, in 2012 we issued NOK denominated senior unsecured bonds (High-Yield Bonds). In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net gain/(loss) recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2016	2015	2014
Cross currency interest rate swap	4,116	(4,933)	(184)

As of December 31, 2016 and 2015, our accumulated other comprehensive income included $5.0 million and $9.1 million of unrealized losses, respectively, on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

The cross currency interest rate swap will mature in 2017. Accordingly the amount recorded in accumulated other comprehensive income of $5.0 million will be reclassified to earnings in 2017.

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation of the swap drops below a certain level. Valuation of the swap has fallen below this level and cash collateral amounting to $32.4 million has been provided as of December 31, 2016 (see note 17).

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and estimated fair value of our financial instruments at December 31, 2016 and 2015 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2016 Carrying Value	2016 Fair Value	2015 Carrying Value	2015 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	65,710	65,710	40,686	40,686
Restricted cash	Level 1	162,415	162,415	193,273	193,273
High-Yield and 2015 Norwegian Bonds(1)	Level 1	300,452	293,484	297,007	298,845
Short-term and long-term debt—floating(2)	Level 2	1,091,398	1,091,398	1,047,781	1,047,781
Obligations under capital leases(2)	Level 2	117,751	117,751	143,112	143,112
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	8,194	8,194	1,881	1,881
Interest rate swaps liability(3)(4)	Level 2	6,143	6,143	15,540	15,540
Cross currency interest rate swap liability(3)(5)	Level 2	81,454	81,454	89,015	89,015
Earn out units (6)	Level 2	15,000	15,000	—	—
__________________________________________

1.
This pertains to bonds with a carrying value of $300.5 million as of December 31, 2016 (2015: $297.0 million) which is included under long-term debt on the balance sheet. The fair value of the bonds as of December 31, 2016 was $293.5 million (2015: $298.8 million), which represents 97.7% (2015: 100.6%) of their face value.

2.
Our debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. Debt is presented gross of deferred financing cost of $17.1 million as of December 31, 2016 (2015: $13.7 million).

3.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

4.
The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of December 31, 2016 and 2015 was $0.1 million (with a notional amount of $82.5 million) and $1.6 million (with a notional amount of $142.5 million), respectively. The expected maturity of these interest rate agreements is in February 2018.

5.
We issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge.

6.	This relates to the Earn Out units issued in connection with the IDRs reset transaction in October 2016. See note 28 for further details.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying values of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short-term maturity of these instruments.

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

The estimated fair value of our floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at variable interest rates, which are reset on a quarterly basis.

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

The fair value of the Earn Out units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the earn out units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market.  The method took into account the historical volatility, dividend yield as well as the share price of the Golar Partner common units as of the IDR reset date and at balance sheet date (see note 28).

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

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2016 and 2015 would be adjusted as detailed in the following table:

	December 31, 2016			December 31, 2015
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	8,194	(4,194)	4,000	1,881	(1,881)	—
Total liability derivatives	6,143	(4,194)	1,949	15,540	(1,881)	13,659

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. A credit valuation adjustment of $1.1 million and $1.9 million was debited to other comprehensive income for the years ended December 31, 2016 and 2015, respectively, in relation to our cross-currency swap. As of December 31, 2016, the credit valuation adjustment in accumulated other comprehensive income was a credit of $0.2 million (2015: $1.3 million credit).

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Concentrations of credit risk

The maximum exposure to credit risk is the carrying value of cash and cash equivalents, restricted cash and short-term investments, trade accounts receivable, other receivables and amounts due from related parties. In respect of cash and cash equivalents, restricted cash and short-term investments, credit risk lies with Nordea Bank Finland Plc, Citibank, DNB Bank ASA, Santander UK plc, Sumitomo Mitsui Banking Corporation, Standard Chartered PLC, Skandinaviska Enskilda Banken AB (publ) and CMBL. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

During the year ended December 31, 2016, nine customers accounted for all of our revenues. These revenues and associated accounts receivable are derived from one time charter with Royal Dutch Shell plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras, one time charter with PTNR, one time charter with Eni S.p.A., one time charter with KNPC, one time charter with Jordan, and one time charter with Golar. We consider the credit risk of Royal Dutch Shell plc, DUSUP, Petrobas, PTNR, Eni S.p.A, KNPC and Jordan to be low. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contract with Pertamina being payable monthly in advance.

During the years ended December 31, 2016, 2015 and 2014, Petrobras accounted for at least 23% of gross revenue. Details of revenues derived from each customer for the years ended December 31, 2016, 2015 and 2014 are found in note 7.

25. RELATED PARTY TRANSACTIONS

Transactions with related parties:

(in thousands of $)	2016	2015	2014
Transactions with Golar and subsidiaries:
Time charter revenues (a)	28,368	41,555	—
Management and administrative services fees (b)	(4,251)	(2,949)	(2,877)
Ship management fees (c)	(6,466)	(7,577)	(7,746)
Expense in connection with the Golar Eskimo Vendor Loan (d)	—	(4,217)	—
Interest income on short-term loans (e)	122	203	—
Share options expense (f)	(181)	(297)	—
Income related to the Tundra Letter Agreement (g)	1,967	—	—
Distributions to Golar (h)	(54,688)	(52,130)	(61,336)
Fees to Helm Energy Advisors Inc. (i)	(795)	(2,307)	—
Transactions with others:
Dividends to China Petroleum Corporation (j)	(12,360)	(11,400)	(13,740)

Receivables from related parties:

As of December 31, 2016 and 2015, balances with related parties consisted of the following:

(in thousands of $)	2016	2015
Balances due from Golar and its affiliates (e)	21,908	4,400
Methane Princess Lease security deposit movements (k)	2,006	2,728
Deposit paid to Golar (g)	107,247	—
	131,161	7,128
__________________________________________
(a) Time charter revenues - This consists of revenue from the charters of the Golar Eskimo and the Golar Grand.

In connection with our acquisition of the Golar Grand in November 2012, Golar provided us with an option pursuant to which in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, we could require Golar to charter the vessel through to October 2017 at approximately 75% of the hire rate that would have been payable by the charterer. In February 2015, we exercised this option. Accordingly, we earned $28.4 million and $28.7 million in relation to this charter in the years ended December 31, 2016 and 2015 respectively.

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period. We accounted for $12.9 million of the $22.0 million as time charter revenues for the year ended December 31, 2015.
(b) Management and administrative services agreement - We are party to a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its subsidiaries charged vessel management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(d) Golar Eskimo Vendor Loan - A portion of the purchase price for the Golar Eskimo acquisition was financed with the proceeds of a $220.0 million unsecured, non-amortizing loan to us from Golar (or the Golar Eskimo Vendor Loan). This loan, which contained a repayment incentive fee of up to 1.0% of the loan amount and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%, was repaid in full in November 2015. Accordingly, we recognized a repayment incentive fee of $1.1 million in connection with the repayment.

(e) Balances due from Golar and its affiliates - Receivables and payables with Golar and its subsidiaries comprise primarily of unpaid management fees, advisory and administrative services and other related party arrangements including the Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. The increase in the net balance due from Golar as of December 31, 2016 is mainly attributable to amounts due in respect of the Golar Grand charter ($9.8 million) and amounts due under the Tundra Letter Agreement ($8.3 million). In November 2015, Golar borrowed $50.0 million from us. The loan was repayable within 28 days following draw down, was unsecured, and bore interest at LIBOR plus 5.0%. The loan was repaid in December 2015.

(f) Share options expense - This relates to a recharge from Golar in relation to the award of 29,950 (with an exercise price of $23.50 at grant date) and 120,000 (with an exercise price of $56.70 at grant date) share options in Golar LNG granted to certain of our directors and officers in the years ended December 31, 2016 and 2015, respectively. The exercise price is reduced by the value of dividends declared and paid. They have a contractual term of five years and vest evenly over three years.

(g) Deposit paid to Golar - As further described in note 11, in May 2016 we closed the Golar Tundra Acquisition. As of the closing, we had paid a total of $107.2 million in purchase consideration. Until the Golar Tundra commences operations and the arrangements with Golar expire (including the Tundra Put Option), we will not consolidate Tundra Corp into our financial results. Accordingly, we have recognized a deposit receivable of $107.2 million in our consolidated balance sheet as of December 31, 2016. Furthermore, pursuant to the Tundra Letter Agreement, of the amount we are entitled to receive under the agreement we have accounted for $2.0 million as interest income for the year ended December 31, 2016.

(h) Distributions to Golar - We have declared and paid quarterly distributions totaling $54.7 million, $52.1 million, and $61.3 million to Golar for each of the years ended December 31, 2016, 2015 and 2014, respectively.

(i) Fees to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Arnell, who was appointed to our board of directors in February 2015 and resigned in September 2016, acted and advised us on various projects for us and earned approximately $0.8 million and $2.3 million from us in fees for the years ended December 31, 2016 and December 31, 2015, respectively.

(j) Dividends to China Petroleum Corporation - During the years ended December 31, 2016, 2015, and 2014, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $12.4 million, $11.4 million and $13.7 million, respectively.

(k) Methane Princess Lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement (see below). Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess Lease.

Acquisitions from Golar

During the three years ended December 31, 2016, we acquired from Golar equity interests in the company that is the disponent owner and operator of the Golar Tundra and certain subsidiaries which own and operate the Golar Eskimo and the Golar Igloo. Until the Golar Tundra commences operations and the arrangements with Golar expire (including the Tundra Put Option), we will not consolidate Tundra Corp into our financial results. The acquisitions of the Golar Eskimo and the Golar Igloo were accounted for as business combinations. See note 11.

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

Acquisition of NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on July 19, 2012 relating to the NR Satu, Golar has agreed to indemnify us against certain environmental and toxic tort and other liabilities to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of the date of the agreement. Accordingly, during 2014, Golar agreed to indemnify us for $0.5 million in connection with non-recoverable losses in respect of a claim arising from actions occurring prior to our acquisition of the NR Satu.

Acquisition of Golar Tundra, Golar Eskimo, Golar Igloo and Golar Maria

Under the Purchase, Sale and Contribution Agreements entered into between Golar and us on February 10, 2016, December 15, 2014, December 5, 2013 and January 30, 2013 in relation to the Golar Tundra, the Golar Eskimo, the Golar Igloo and the Golar Maria, respectively, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were sold and to the extent that we notify Golar within five years of the date of the agreements.

Conversion of Subordinated units

In June 2016, the subordination period expired and all the subordinated units converted into common units (see note 28).

Exchange of Incentive Distribution Rights

Pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”) by and between the Partnership, Golar and Golar GP LLC (our “General Partner”), Golar and our General Partner exchanged all of their incentive distribution rights in the Partnership (“Old IDRs”) in October 2016 (see note 28).

26. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2016	2015
Carrying value of vessels and equipment secured against long-term loans and capital leases	1,622,416	1,847,403

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

Tax lease benefits

As of December 31, 2016, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2016, there was a net accrued gain of approximately $1.7 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the Her Majesty's Revenue and Customs (the “HMRC”), the UK tax authorities, with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the applicable UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the applicable lease financing transaction.

HMRC has been challenging the use of similar tax lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane princess lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $26.0 million (£22.0 million). However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Golar are currently in conversation with HMRC on this matter, presenting the factual background of Golar's position.

Legal proceedings and claims

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI (see note 5) to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we are awaiting the decision on the case. In the event that the revocation of the wavier is upheld, which we do not believe to be probable, PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered with them.

27. UNIT-BASED COMPENSATION

The Golar LNG Partners LP Long Term Incentive Plan (the “GMLP LTIP”) was adopted by our board of directors, effective as of May 30, 2016. The maximum aggregate number of common units that may be delivered pursuant to any and all awards under the GMLP LTIP shall not exceed 500,000 common units, subject to adjustment due to recapitalization or reorganization as provided under the GMLP LTIP. The GMLP LTIP allows for grants of (i) unit options, (ii) unit appreciation rights, (iii) restricted unit awards, which may include tandem unit distribution rights, (iv) phantom units, (v) unit awards, (vi) other unit-based awards, (vii) cash awards, (viii) distribution equivalent rights (whether granted alone or in tandem with another award, other than a restricted Unit or Unit award), (ix) substitute awards and (x) performance-based awards. Either authorized unissued shares or treasury shares (if there are any) in the Partnership may be used to satisfy exercised options.

In 2016, 75,000 options to purchase common units were awarded to our directors and management under the GMLP LTIP. The options have an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016, and a contractual term of five years. The exercise price will be adjusted for each time we pay distributions. One third of the recipients’ alloted options will vest on November 18, 2017, the second third will vest one year later and the final third will vest on November 18, 2019.

As at December 31, 2016, the number of options outstanding in respect of our common units was 75,000.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

2016
Risk free interest rate	1.5%
Expected volatility of common stock	44.8%
Expected dividend yield	0.0%
Expected life of options (in years)	5.0 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common stock.

The dividend yield has been estimated at 0.0% as the exercise price of the options are reduced by the value of dividends, declared and paid on a per share basis.

There were no options exercisable at December 31, 2016.

Compensation cost of $23,000 has been recognized in the consolidated statement of operations for the year ended December 31, 2016.

As of December 31, 2016, the total unrecognized compensation cost amounted to $0.5 million relating to options outstanding is expected to be recognized over a weighted average period of three years.

28. EQUITY ISSUANCES AND REPURCHASES

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2016, 2015 and 2014:

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2013 and 2014	45,663,096	15,949,831	1,257,408
December 2015 common unit repurchase program	(496,000)	—	—
December 31, 2015	45,167,096	15,949,831	1,257,408
January 2016 common unit repurchase program	(38,000)	—	—
June 2016 conversion of subordinated units	15,949,831	(15,949,831)	—
October 2016 IDR reset	2,994,364	—	61,109
December 31, 2016	64,073,291	—	1,318,517

In June 2016, our board of directors determined that the conditions precedent for the expiration of the subordination period set forth in the definition of “Subordination Period” contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) were converted into common units on a one-for-one basis.

In December 2015, our Board of Directors approved a program to repurchase up to $25.0 million of our outstanding common units in the open market over a two year period. As of December 31, 2016, we had repurchased a total of 534,000 units under the common unit repurchase program for an aggregate cost of $6.5 million. In accordance with the provisions of the Partnership agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

Exchange of Incentive Distribution Rights

On October 19, 2016 (the “IDR Exchange Closing Date”), pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”), dated as of October 13, 2016, by and between the Partnership, Golar and our General Partner, Golar and our General Partner exchanged all of their incentive distribution rights in the Partnership (“Old IDRs”) for (i) the issuance by us on the IDR Exchange Closing Date of a new class of incentive distribution rights in the Partnership (“New IDRs”), (ii) an aggregate of 2,994,364 additional common units and an aggregate of 61,109 additional general partner units and (iii) the issuance in the future of an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units (collectively, the “Earn-Out Units”) that may be issued subject to certain conditions described below.

On the IDR Exchange Closing Date (i) the Old IDRs were exchanged by Golar and the General Partner and cancelled by us, (ii) 100% of the New IDRs were issued to the General Partner and Golar, (iii) 2,425,435 and 568,929 additional common units were issued to the General Partner and Golar, respectively, and (iv) 61,109 general partner units were issued to the General Partner.

We will issue 50% of the Earn-Out Units if we pay a distribution of available cash from operating surplus pursuant to the terms of our Second Amended and Restated Partnership Agreement, on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. We will issue the remaining 50% of the Earn-Out Units if we have issued the first 50% of the Earn-Out Units and we pay a distribution of available cash from operating surplus on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. The new IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs is not materially different to the fair value of all of the newly issued instruments.

In relation to our IDR reset transaction we accounted for this as a modification of the Old IDRs and determined that the earn out units met the definition of a derivative. Accordingly, the overall effect of the transaction was (i) reclassification of the initial fair value of the derivative from equity to current liabilities of $15.0 million; (ii) reallocation between unitholders within equity due to the recognition of the incremental fair value of the modification and fair values of newly issued instruments and resulting deemed distribution.

29. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership Agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2016	2015	2014
Net income attributable to general partner and limited partner interests	172,171	162,136	174,154
Less: distributions paid (1)	(152,336)	(153,796)	(143,450)
Under distributed earnings	19,835	8,340	30,704
(Over) under distributed earnings attributable to:
Common unitholders	(11,746)	3,235	13,347
Basic:
Weighted average units outstanding (in thousands)	53,745	45,654	45,663
Diluted:
Weighted average units outstanding (in thousands)	53,745	45,654	45,663
Earnout units	189	—	—
Common stock and common stock equivalents	53,934	45,654	45,663
Earnings per unit:
Basic - Common unitholders	2.44	2.38	2.47
Diluted - Common unitholders	2.43	2.38	2.47
Cash distributions declared and paid in the period per unit (2)	2.31	2.30	2.14
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.58	0.58	0.56
__________________________________________
(1)       This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the quarter end date. This also includes cash distributions to IDR holders for the years ended December 31, 2016, 2015 and 2014 of $6.5 million, $8.7 million and $6.3 million, respectively.
(2) Refers to cash distributions declared and paid during the period.
(3) Refers to cash distributions declared and paid subsequent to the period end.

As of December 31, 2016, of our total number of units outstanding, 66% (2015: 69%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions in the period prior to the IDR reset was allocated to partnership units based upon the cash distribution guidelines in our First Amended and Restated Agreement of Limited Partnership. The cash distribution provisions changed with respect to the distribution for the quarter ended December 31, 2016, pursuant to the Second Amended and Restated Agreement of Limited Partnership. Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted average number of units outstanding during the period.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income were calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our board of directors to provide for the proper conduct of our business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the holders of the incentive distribution rights are currently entitled to incentive distributions if the amount we distribute to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

Distributions of available cash from operating surplus were to be made in the following manner for any quarter during the subordination period:

•	First, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit had received the minimum quarterly distribution for that quarter;

•
Second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit had received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the General Partner, until each subordinated unit had received the minimum quarterly distribution for that quarter.

If for any quarter during the subordination period:

•	we had distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we had distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we distributed any additional available cash from operating surplus for that quarter among the unitholders, the General Partner and the holders of the incentive distribution rights in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unit holder received a total of $0.4428 per unit for that quarter (the “first target distribution”);

•
second, 85.0% to all unitholders, pro rata, 2.0% to the General Partner, and 13.0% to the holders of the incentive distribution rights, pro rata, until each unit holder received a total of $0.4813 per unit for that quarter (the “second target distribution”); and

•
third, 75.0% to all unitholders, pro rata, 2.0% to the General Partner, and 23.0% to the holders of the incentive distribution rights, pro rata, until each unit holder received a total of $0.5775 per unit for that quarter (the “third target distribution”).

Distributions of available cash from operating surplus for the quarter ended September 30, 2016 were made in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit received an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit received a total of the first target distribution for that quarter;

•
third, 85.0% to all unitholders, pro rata, 2.0% to the General Partner, and 13.0% to the holders of the incentive distribution rights, pro rata, until each outstanding unit received a total of the second target distribution for that quarter; and

•
fourth, 75% to all unitholders, pro rata, 2.0% to the General Partner, and 23.0% to the holders of the incentive distribution rights, pro rata, under each outstanding unit received a total of the third target distribution for that quarter.

In June 2016, the subordination period expired and all the subordinated units converted into common units (see note 28).

In October 2016, the Old IDRs were cancelled and the New IDRs were issued (see note 28).

The terms of the New IDRs are effective with respect to the distribution for the quarter ended December 31, 2016. The New IDRs provide for distribution “splits” between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target quarterly distribution levels: the new minimum quarterly distribution is $0.5775 per common unit; the new first target quarterly distribution amount is $0.6641 per common unit; the new second target quarterly distribution amount is $0.7219 per common unit; and the new third target quarterly distribution amount is $0.8663 per common unit.

30.  SUBSEQUENT EVENTS

In February 2017, we paid a cash distribution of $0.5775 per unit in respect of the three months ended December 31, 2016 to unitholders of record as of February 7, 2017.

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our senior unsecured non-amortizing bonds in the Nordic bond market (the “2017 Norwegian Bonds”). The 2017 Norwegian Bonds mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. We intend to list the 2017 Norwegian Bonds on the Oslo Bors. The net proceeds from our sale of the 2017 Norwegian Bonds will be used to repay our outstanding High Yield Bonds and for general partnership purposes. As of April 24, 2017, a total amount of NOK 996 million or $118.2 million of the High-Yield Bonds had been repurchased ahead of their October 2017 maturity, and the corresponding share of its associated cross currency interest rate swap had been terminated.

In February 2017, we sold 5,175,000 common units in an underwritten public offering. To maintain its 2% general partner interest, our general partner acquired 94,714 general partner units. We received proceeds of $119.4 million net of underwriters' fees from the offering, which we intend to use for general partnership purposes.

On March 8, 2017, we made a repayment of $125 million of the revolving credit facility under our $800 million credit facility, which we had drawn down in May 2016.

In February 2017, we entered into a time charter with a major international oil and gas company (the “New Charter”) for the Golar Grand. The Golar Grand is currently on charter with Golar and will therefore be sub-chartered back from Golar at the same rate as the New Charter, until the Golar charter ends in October 2017. The vessel will be delivered under the New Charter during the second quarter of 2017 for an initial period of 2 years with three one-year extension options and up to two additional options to extend the charter for up to an additional 2 years each.

On April 26, 2017, we declared a cash distribution of $0.5775 per unit in respect of the three months ended March 31, 2017, payable on May 12, 2017, to unitholders of record as of May 5, 2017.