Form 20-F
period 2017-12-31
Golar LNG Partners LP
filed 2018-04-16
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Brian Tienzo 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11, Bermuda Telephone: +1 (441) 295-4705
(Name, Telephone, Email and/or Facsimile Number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common units representing limited partner interests	Nasdaq Global Market
8.75% Series A Cumulative Redeemable Preferred Units	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

69,768,261 Common Units representing limited partner interests
5,520,000 8.75% Series A Cumulative Redeemable Preferred Units

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2017, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries. References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership. References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (Nasdaq: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar Management Limited (or Golar Management). References to GMN, GMM and GMC are to Golar Management Norway AS, Golar Management Malaysia and Golar Management Croatia, respectively, wholly-owned subsidiaries of Golar Management that provide certain technical management services for our fleet. References to “Golar Power” refer to Golar's affiliate Golar Power Limited and to any one or more of its subsidiaries. References to “OneLNGSA” refer to Golar's joint venture OneLNG S.A. and to any one or more of its subsidiaries.

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

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•
market trends in the floating storage and regasification unit (“FSRU”), liquefied natural gas (“LNG”) carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•	our and Golar’s ability to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to maintain cash distributions on our units and the amount of any such distributions;

•	the timeliness of the acceptance of the FLNG Hilli Episeyo (“Hilli”) by the charterer;

•
our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the acquisition (the “Hilli Acquisition”) of 50% of the common units of Golar Hilli LLC (“Hilli LLC”), the indirect owner of the Hilli;

•	the future share of earnings relating to the Hilli, which we expect to be accounted for under the equity method;

•	our ability to consummate the Hilli Acquisition on a timely basis or at all;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar, Golar Power and OneLNGSA in the LNG industry;

•	our ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;

•	our continued ability to enter into long-term time charters, including our ability to re-charter FSRUs and carriers following the termination or expiration of their time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuilding and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

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

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common units or Series A Preferred Units.  The various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission (or the SEC) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

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

The consolidated financial information of the Partnership as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are derived from the audited consolidated financial statements of the Partnership, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

The following financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands except for unit and fleet data)
Statement of Operations Data:
Total operating revenues	$433,102	$441,598	$434,687	$396,026	$329,190
Vessel operating expenses(1)	(68,278)	(59,886)	(65,244)	(59,191)	(52,390)
Voyage and commission expenses(2)	(9,694)	(5,974)	(7,724)	(6,048)	(5,239)
Administrative expenses	(15,210)	(8,600)	(6,643)	(5,757)	(5,194)
Depreciation and amortization	(103,810)	(100,468)	(99,256)	(80,574)	(66,336)
Total operating expenses	(196,992)	(174,928)	(178,867)	(151,570)	(129,159)
Operating income	236,110	266,670	255,820	244,456	200,031
Net financial expenses	(75,188)	(65,388)	(77,468)	(64,768)	(43,759)
Income taxes	(16,996)	(16,858)	(5,669)	5,047	(5,453)
Net income	144,848	185,742	172,683	184,735	150,819
Earnings Per Unit
Basic - Common units	$1.82	$2.44	$2.38	$2.47	$2.31
Diluted - Common units	$1.80	$2.43	$2.38	$2.47	$2.31
Cash distributions declared and paid per common unit in the year	2.31	2.31	2.30	2.14	2.05
Balance Sheet Data (at end of period):
Cash and cash equivalents	$246,954	$65,710	$40,686	$98,998	$103,100
Restricted cash and short-term deposits (3)	27,306	44,927	56,714	25,831	24,451
Non-current restricted cash(3)	155,627	117,488	136,559	146,552	145,725
Vessels and equipment, net	1,588,923	1,652,710	1,730,676	1,501,170	1,281,591
Vessel under capital lease, net	105,945	111,186	116,727	122,253	127,693
Total assets	2,427,371	2,252,708	2,231,662	1,942,846	1,706,949
Current portion of long-term debt	118,850	78,101	118,693	121,562	153,494
Current portion of obligation under capital lease	1,276	787	—	—	—
Long-term debt	1,252,184	1,296,609	1,212,419	897,614	721,707
Non-current obligation under capital lease	126,805	116,964	143,112	150,997	159,008
Partner’s capital	771,031	541,506	539,475	536,207	501,744
Number of units issued and outstanding:
Series A Preferred units	5,520,000	—	—	—	—
Common units	69,768,261	64,073,291	45,167,096	45,663,096	45,663,096
Subordinated units	—	—	15,949,831	15,949,831	15,949,831
Cash Flow Data:
Net cash provided by operating activities	$271,003	$261,232	$212,230	$276,980	$148,679
Net cash (used in)/provided by investing activities	(70,426)	(107,247)	734	(167,755)	(84,052)
Net cash used in financing activities	(19,333)	(128,961)	(271,276)	(113,327)	(27,854)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fleet Data:
Number of vessels at end of period(4)	10	10	10	9	8
Average number of vessels during period(4)	10	10	10	9	8
Average age of vessels (in years)	19	18	17	18	19
Total calendar days	3,650	3,660	3,631	3,199	2,883
Other Financial Data:
Average daily time charter equivalent earnings (TCE)(5)	$125,939	$119,874	$120,373	$121,906	$117,758
Average daily operating expenses(6)	$18,706	$16,362	$17,969	$18,502	$18,172

(1)	Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2)
The vessels have all operated under time charters during the periods presented. Under a time charter, the charterer pays substantially all of the voyage expense, which are primarily fuel and port expenses.

(3)
Restricted cash and short-term deposits consists of bank deposits which i) may only be used to settle certain pre-arranged loans, facilities or lease payments; ii) are held as cash collateral for decline in fair values of certain swaps; iii) represent cash held by our lessor variable interest entity (“VIE”); and iv) are made in accordance with our contractual obligations under bid or performance guarantees for projects we may enter into.

(4)	In each of the periods presented, we held a 60% ownership interest in the Golar Mazo and a 100% interest in the other vessels.

(5)	Non-GAAP Financial Measure

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For time charters, this is calculated by dividing total operating revenue less voyage and commission expenses by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(dollars in thousands, except average daily TCE)
Total operating revenues	$433,102	$441,598	$434,687	$396,026	$329,190
Voyage and commission expenses	(9,694)	(5,974)	(7,724)	(6,048)	(5,239)
	$423,408	$435,624	$426,963	$389,978	$323,951
Calendar days less scheduled off-hire days	3,362	3,634	3,547	3,199	2,751
Average daily TCE (in $)	$125,939	$119,874	$120,373	$121,906	$117,758

(6)	We calculate average daily vessel operating expenses by dividing vessel operating expenses by the number of calendar days.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

 Not applicable.

D. Risk Factors
Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common and preferred units. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common and preferred units.
Risks Inherent in Our Business
The pending Hilli Acquisition may not close as anticipated or it may close with adjusted terms.
On August 15, 2017, we entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) with Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) providing for our acquisition (the “Hilli Acquisition”) of 50% of the common units in Hilli LLC, which will, on the closing date of the Hilli Acquisition, indirectly own the Hilli. We expect the Hilli Acquisition to close on or around April 30, 2018, subject to certain closing conditions. However, in the event acceptance is delayed beyond April 30, 2018, both parties have agreed to extend the closing date for the Hilli Acquisition to May 31, 2018. If these conditions are not satisfied or waived, we will not complete the Hilli Acquisition. Certain of the conditions that remain to be satisfied include, but are not limited to:

•
the Hilli’s timely acceptance by the Perenco Cameroon (“Perenco”) and Societe Nationale de Hydrocarbures (“SNH”) (together with Perenco and SNH, the “Customer”) under the Hilli’s liquefaction tolling agreement (the “Liquefaction Tolling Agreement”);

•	the continued accuracy of the representations and warranties contained in the Hilli Purchase Agreement;

•	the performance by each party of its obligations under the purchase agreement;

•	the absence of any decree, order, injunction, ruling or judgment that prohibits, or other proceedings that seek to prohibit, the Hilli Acquisition or makes the Hilli Acquisition unlawful; and

•	the execution of certain agreements related to the consummation of the Hilli Acquisition.
We cannot provide assurance that the pending Hilli Acquisition will close by May 31, 2018, or at all, or that the Hilli Acquisition will close without material adjustments.
Similar to any acquisition of any vessel, the Hilli Acquisition may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our acquisition exposes us to risks that may harm our business, financial condition and operating results. In particular, the Hilli Acquisition includes risks that we may:

•	fail to realize anticipated benefits, such as increased cash flows;

•	fail to obtain the benefits of the Liquefaction Tolling Agreement if the Customer exercises certain rights to terminate the charter upon the occurrence of specified events of default;

•
fail to obtain the benefits of the Liquefaction Tolling Agreement if the Customer fails to make payments under the Liquefaction Tolling Agreement because of its financial inability, disagreements with us or otherwise;

•	incur or assume unanticipated liabilities, losses or costs;

•	be required to pay damages to the Customer or suffer a reduction in the tolling fee in the event that the Hilli fails to perform to certain specifications; or

•	incur other significant charges, such as asset devaluation or restructuring charges.

The operations of Hilli Corp in Cameroon under the Liquefaction Tolling Agreement will be subject to higher political and security risks than operations in other areas of the world.
The operations of Hilli Corp in Cameroon under the Liquefaction Tolling Agreement will be subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced instability in its socio-political environment. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The FLNG operations of Hilli Corp in Cameroon will be subject to these risks, which could materially adversely affect our revenues, our ability to perform under the Liquefaction Tolling Agreement and our financial condition.

In addition, Hilli Corp will maintain insurance coverage for only a portion of the risks incident to doing business in Cameroon. There also may be certain risks covered by insurance where the policy does not reimburse Hilli Corp for all of the costs related to a loss. For example, any claims covered by insurance will be subject to deductibles, which may be significant. In the event that Hilli Corp incurs business interruption losses with respect to one or more incidents, they could have a material adverse effect on our results of operations.
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our units.
We may not have sufficient cash from operations to pay distributions on our units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of April 6, 2018, there were 5,520,000 of our 8.75% Series A Cumulative Redeemable Preferred Units (“Series A Preferred Units”) issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters and our ability to obtain new charters as existing charters expiry;

•	our ability to make future accretive acquisitions to replace operating cash flow from vessels that we are unable to re-contract or that we re-contracted at lower rates;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, the drydocking of our vessels;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	the price of and demand for natural gas and oil;

•	the price of and demand for LNG;

•	the supply of FSRUs, FLNGs and LNG carriers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.
Due to the complexity of FLNG vessels, the operations of the Hilli are subject to risks that could negatively affect our earnings and financial condition.
The Hilli will be the world’s first LNG carrier to have been retrofitted for FLNG service. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We have ten vessels in our current fleet. Any prolonged limitation on the availability or operation of those vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.
Our fleet consists of six FSRUs and four LNG carriers. If any of our vessels are unable to generate revenues for an extended period of time, our results of operations and financial condition could be materially and adversely affected. The charters relating to our vessels permit the charterers to terminate the charter under certain circumstances, including in the event that the vessel is off-hire for any extended period and upon the occurrence of specified defaults by us. In addition, with respect to the Golar Winter and the Golar Eskimo, the charterer may terminate the charter upon at least six months’ written notice at any time after the fifth anniversary or tenth anniversary (in the case of the Golar Winter) of the commencement of the related charter upon payment of a termination fee. The charterer may exercise this termination right, for example, if it no longer requires our FSRU or in the case of the Golar Winter, where it has contracted an alternative FSRU.
We will be required to provide additional security or make prepayments under our $800 million credit facility in the event that the charter in respect of the Golar Winter is terminated early and we cannot find an alternative acceptable charter. In addition, under the sale and leaseback arrangement in respect of the Golar Eskimo, if the time charter pursuant to which the Golar Eskimo is operating is terminated, the owner of the Golar Eskimo (which is a wholly-owned subsidiary of China Merchants Bank Leasing) will have the right to require us to purchase the vessel from it unless we are able to place such vessel under a suitable replacement charter within 24 months of the termination.
Furthermore, the time charter for the Golar Igloo is scheduled to expire in 2018, the Golar Mazo and Golar Maria are being chartered in the spot market following the expiration of their respective time charters and the Golar Spirit is in lay-up. If we are not able to secure new time charters for the Golar Igloo, the Golar Mazo, the Golar Maria or the Golar Spirit, or we lose any of our other time charters and are unable to re-deploy the related vessel for an extended period of time, we will not receive any revenues from that vessel, but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, to service any associated debt and to make prepayments under our credit facilities. In addition, it is an event of default under the credit facilities related to all of our vessels if the time charter of any vessel related to any such credit facility is cancelled, rescinded or frustrated and we are unable to secure a suitable replacement charter, post additional security or make certain significant prepayments. Any event of default under our credit facilities would result in acceleration of amounts due thereunder. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In such a situation, the loss of a charterer could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.
Hire rates for FSRUs and LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.
Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, the market supply particularly of LNG carriers has been increasing as a result of the construction of new vessels. The development of liquefaction projects in the United States and Australia had driven significant ordering activity from 2011 to 2015. As of March 31, 2018, the LNG carrier order book totaled 93 vessels, and the delivered fleet stood at 458 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices that leads to reduced investment in new liquefaction facilities could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new FSRUs, FLNGs or LNG carriers. Accordingly, this could have a material adverse effect on our earnings and our ability to make distributions to our unitholders may decline.
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
One of our principal objectives is to enter into long-term FSRU and LNG carrier time charters for our vessels. The process of obtaining long-term charters for FSRUs, FLNGs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU, FLNG and LNG carrier time charters are awarded based upon bid price as well as a variety of factors relating to the vessel operator, including:

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

We have substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than do we or Golar. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the FSRU and FLNG markets and the LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a favorable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
We may not be able to redeploy our FSRUs on terms as favorable as our current FSRU charter arrangements or at all.
The market for FSRUs is relatively small in comparison to the LNG carrier market. In the event that any of our FSRU charters are terminated or expire, we may be unable to recharter the affected vessels as FSRUs for an extended period of time. While we may be able to employ these vessels as traditional LNG carriers (except for the NR Satu), the hire rates or other charter terms may not be as favorable to us as the FSRU charters under which they are currently operating. For example, since the early termination of the Golar Spirit charter, she is currently in lay-up pending new employment. If we acquire additional FSRUs and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking employment for our vessels, and this could adversely impact the value of our assets.
The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical condition. Efficiency includes carrying capacity and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The physical condition of a vessel is a function of its original design and construction, the ongoing maintenance and the impact of operational stresses on the vessel. Vessel and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than our vessels. In particular, LNG carriers have been developed which are more fuel efficient than the steam powered vessels in our current fleet. Competition from these more technologically advanced LNG carriers could adversely affect our ability to charter or re-charter our vessels on favorable terms or at all and could reduce the resale value of our vessels. This could adversely affect our revenues and cash flows, including cash available for distribution to unitholders.

We currently derive all of our revenue from a limited number of customers. The loss of any of our customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.
We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2017, Petrobras accounted for 22%, PT Nusantara Regas (or "PTNR") accounted for 17%, the Government of the Hashemite Kingdom of Jordan (or "Jordan") accounted for 13%, Kuwait National Petroleum Company (or "KNPC") accounted for 11%, Dubai Supply Authority (or "DUSUP") accounted for 10% and PT Pertamina (or "Pertamina") accounted for 9% of our total revenues. All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach.
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

•
with respect to the Golar Winter, and the Golar Eskimo, upon at least six months’ written notice at any time after the fifth or tenth anniversary of the commencement of the related charter upon payment of a termination fee; or

•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Petrobras, the Brazil state-controlled oil company, is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. In January 2018, Petrobras agreed to pay $2.95 billion to settle a shareholder lawsuit in the United States related to this scandal. In addition in 2016, Petrobras has announced that it plans to decrease its capital expenditure spending. These may affect Petrobras, its performance under its existing charter with us, or the development of new projects.
If we lose any of our charterers and are unable to re-deploy the related vessel for an extended period of time, we will not receive any revenues from that vessel, but we will be required to pay expenses necessary to maintain the vessel in proper operating condition and to service any associated debt. In such a situation, the loss of a charterer could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.
The charterers of a number of our vessels have the option to extend the charter at a rate lower than the existing hire rate. The exercise of these options could have a material adverse effect on our cash flow and our ability to make distributions to our unitholders.
The charterers of the NR Satu and Methane Princess have options to extend their respective existing contracts. If they exercise these options, the hire rate for the NR Satu will be reduced by approximately 12% per day for any day in the extension period falling in 2023, with a further 7% reduction for any day in the extension period falling in 2024 and 2025; and the hire rate for the Methane Princess will be reduced by 37% from 2024.
The exercise of these options could have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders.
The current state of global financial markets and current economic conditions may impair our ability to obtain financing and our charterers’ ability to pay for our services and may materially and adversely affect our business and ability to execute our growth strategy.
Weak global or regional economic conditions may negatively impact our business in ways that we cannot predict. Global financial markets and economic conditions have been severely disrupted and volatile in recent years, and while the global financial markets were generally stable in 2017, they remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the equity and debt capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. Uncertainty surrounding the continuing turmoil and unrest in the Middle East, Africa, Korea, the Ukraine and elsewhere, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk have made, and will likely continue to make, it more challenging to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under committed loans we arrange in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our ability to pay distributions to our unitholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
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
Our growth strategy focuses on expanding use of FSRUs and LNG shipping and the use of FLNGs. Demand for LNG, and therefore, our growth could be negatively affected by a number of factors, including:

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

In particular, demand for FSRUs, FLNG and LNG carriers could be significantly affected by natural gas prices, which are volatile and are affected by numerous factors that are beyond our control, including the price of crude oil. Since 2014, global crude oil prices have been volatile and declined significantly. The decline in oil prices from the high prices seen in early 2014 has resulted in a decrease in natural gas prices and led to a narrowing of the gap in natural gas prices in different geographic regions. This has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for LNG carriers. While crude oil prices have recovered somewhat from the lows seen in early 2016, they remain low relative to the historic highs in 2014. If oil prices remain low for an extended period of time or if they decline further, this could adversely affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas. A number of production companies have announced delays or cancellations of previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG shipping and regasification over the next few years. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.

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

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to employ the vessels in our fleet that are not currently operating under time charters or to secure future time charters upon the expiration or early termination of our current charter arrangements. Reduced demand for LNG, FLNGs, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition and ability to make cash distributions to our unitholders.
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
We will be required to make substantial capital expenditures to expand the size of or upgrade our existing fleet. Depending on whether we finance our expenditures through cash from operations, borrowings or by issuing debt or equity securities, our ability to make cash distributions and respond to competitive pressure may be diminished, our financial leverage could increase, or our unitholders could be diluted.
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
Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such borrowing or offering of debt or equity securities as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and other contingencies and uncertainties that are beyond our control. If we are unable to obtain additional financing, we may be unable to meet our obligations as they come due, enhance our existing business, complete acquisitions, respond to competitive pressures or otherwise execute our growth strategy. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Furthermore, our ability to access capital, overall economic conditions, and our ability to secure long-term, fixed rate charters could limit our ability to expand our fleet or to maintain its cash flow generating capacity. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.
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
As of December 31, 2017, we had total consolidated debt (including capitalized lease obligations, net of restricted cash, and including indebtedness outstanding under our revolving credit facilities, of $1,316.2 million. Our level of debt could have important consequences to us, including the following:

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
The operating and financial restrictions and covenants in the agreements governing our financing arrangements, including our credit facilities, our 2015 and 2017 Norwegian Bonds, and the Methane Princess lease, and any future financing agreements, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our financing arrangements impose restrictions and covenants that restrict our and our subsidiaries’ ability to, among other things:

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
For more information, regarding our financing arrangements, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.”
Our common units are subordinated to our existing and future indebtedness and our Series A Preferred Units.
Our common units are equity interests in us and do not constitute indebtedness. The common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including a liquidation of the Partnership. Additionally, holders of the common units are subject to the prior distribution and liquidation rights of the holders of the Series A Preferred Units and any other preferred units we may issue in the future.
Even though the Golar Tundra has been sold back to Golar, we are a deficiency guarantor of Tundra Corp’s obligations under the Tundra Lease and may be liable for hire payments thereunder.

In November 2015, prior to our acquisition (the “Tundra Acquisition”) from Golar of Tundra Corp. (“Tundra Corp”), the owner of the Golar Tundra, Tundra Corp sold the Golar Tundra to a subsidiary of China Merchants Bank Leasing (or the "Tundra SPV") for $254.6 million and subsequently leased back the vessel under a bareboat charter (or the "Tundra Lease"). Following the Tundra Put Sale (as described more below), Golar is the primary guarantor of the obligations of Tundra Corp (now a wholly-owned subsidiary of Golar) under the Tundra Lease. In the event that Tundra Corp is in default of its obligations under the Tundra Lease and Golar, as the primary guarantor, is unable to settle any liabilities due within five business days, Tundra SPV may recover such amounts from us, as the deficiency guarantor. Monthly payments under the Tundra Lease are approximately $2.0 million. Golar has agreed to indemnify us for any costs incurred in our capacity as the deficiency guarantor. In the event Golar is unable to satisfy its obligations as primary guarantor under the Tundra Lease, it will be unlikely to be able to satisfy its obligations to us under this indemnification and we could be liable for all payments due under the Tundra Lease.

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

Vessel valuations will often fluctuate in line with movements in their supply-demand balance. In the event that we are selling a vessel at a time when supply of LNG carriers or FSRUs exceeds demand, the sale price achieved may be less than expected. If we are looking to replace an asset at a time when demand for vessels exceeds supply we may have to pay a higher price than our replacement capital expenditure provisions anticipated. As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures.
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
FSRUs and LNG carriers are complex and their operations are technically challenging. Marine LNG operations are subject to mechanical risks and problems. Our operating expenses depends on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Factors such as increased cost of qualified and experienced seafaring crew and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur. If costs rise, they could materially and adversely affect our results of operations. In addition, operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.
The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution.
The drydocking of our vessels requires significant capital expenditures and in most cases results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase capital expenditures. Although we do not anticipate multiple vessels being out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. In the event that multiple vessels are out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.
We depend on Golar and certain of its subsidiaries, including Golar Management, GMN, GMM and GMC, to assist us in operating and expanding our business.
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

In addition, each vessel in our fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including GMN, GMM and GMC. Pursuant to these agreements, these entities provide significant commercial and technical management services for our fleet. In addition, pursuant to a management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”), Golar Management provides us with significant management, administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services. Our business will be harmed if these Golar subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”
Fees and cost reimbursements, which Golar Management determines for services provided to us, are substantial, are payable regardless of our profitability and reduce our cash available for distribution to our unitholders.
Pursuant to the fleet management agreements, we pay fees for services provided to us and our subsidiaries by Golar Management (a subsidiary of Golar) and certain other subsidiaries of Golar, including GMN, GMM and GMC, and we reimburse these entities for all expenses they incur on our behalf. These fees and expenses include all costs and expenses incurred in providing certain commercial and technical management services to our subsidiaries.
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
As of April 6, 2018, Golar owned our general partner and 30.4% of our common units, and our general partner owned our general partner interest and all of our incentive distribution rights. Certain of our directors and officers are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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
Pursuant to the omnibus agreement that we entered into in connection with our IPO (or the "Omnibus Agreement"), Golar and its affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five years or more (or "Five Year Vessels"). In June 2016, in connection with the formation by Golar of Golar Power, we entered into an additional omnibus agreement (or the "Golar Power Omnibus Agreement"), pursuant to which Golar and Golar Power agreed not to acquire, own, operate or charter Five Year Vessels. Both omnibus agreements, however, contain significant exceptions that may allow Golar, Golar Power and their respective affiliates to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions-B. Related Party Transactions-Omnibus Agreement-Non-competition” and “-Golar Power Omnibus Agreement-Non-competition.”
The operation of FSRUs, FLNGs and LNG carriers is inherently risky, and an incident involving loss of life or environmental consequences affecting any of our vessels could harm our reputation and business.
Our vessels and their cargos are at risk of being damaged or lost because of events such as:

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
In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish entities with local operators or strategic partners. All of these activities may involve interaction by our agents with government officials. Even though some of our agents or partners may not themselves be subject to the FCPA, the UK Bribery Act, or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operations.

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
Terrorist attacks and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results, financial condition, ability to raise capital and future growth. In addition, current conflicts in Afghanistan, trade wars between the U.S., China and Russia and general political unrest in Ukraine, certain African nations and the Middle East may lead to additional regional conflicts and acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay distributions.
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
Our officers are all directors or officers of Golar Management and perform executive officer functions for us pursuant to the Management and Administrative Services Agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including Golar. The affiliates of our general partner, including Golar, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. Please read “Item 6-Directors, Senior Management and Employees”.
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
In addition, the Golar Winter is employed by Petrobras in Brazil. As a result, we are required to hire a certain portion of Brazilian personnel to crew this vessel in accordance with Brazilian law. Also, the NR Satu is employed by PTNR, in Indonesia. As a result, we are required to hire a certain portion of Indonesian personnel to crew the NR Satu in accordance with Indonesian law. Any inability to attract and retain qualified Brazilian and Indonesian crew members could adversely affect our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.
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
Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and short-term deposits, accounts payable, long-term debt and capital lease obligation are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods. Please read “Item 11—Quantitative and Qualitative Disclosures About Market Risk” below for a more detailed discussion on foreign currency risk.
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
Our vessels operating in U.S. and international waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.
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
Changing laws and evolving reporting requirements could have an adverse effect on our business.
Changing laws, regulations and standards relating to reporting requirements, including the UK Modern Slavery Act 2015 and the European Union General Data Protection Regulation (“GDPR”), will create additional compliance requirements for companies such as ours. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

The Modern Slavery Act 2015 requires any commercial organizations that carry on a business or part of a business in the UK which both (i) supply goods or services and (ii) have an annual worldwide turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or state that it has taken no such steps. The Secretary of State may enforce the duty to prepare a slavery and human trafficking statement by means of civil proceedings against the organization concerned.

To the extent that we are found to be non-compliant of the requirements of the UK Modern Slavery Act 2015, whether with or without our knowledge, we may face governmental or other regulatory claims that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used.

GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

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
In November 2015, we entered into a sale and leaseback transaction with a subsidiary, Sea 23 Leasing Co. Limited (or “Eskimo SPV”) of China Merchants Bank Leasing (or “CMBL”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by Eskimo SPV. For additional detail refer to note 5 “Variable Interest Entities” to our consolidated financial statements. As of December 31, 2017, we consolidated one VIE in connection with the lease financing of the Golar Eskimo. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.” The funding arrangements negotiated by the VIE could adversely affect our financial results.
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
Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, North Korea, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with U.S. embargoed countries or countries identified by the U.S. government as state sponsors of terrorism and certain financial institutions may have policies against lending or extending credit to companies that have contracts with U.S. embargoed countries or countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common and preferred units or the determination by these financial institutions not to offer financing may adversely affect the price at which our common and preferred units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common and preferred units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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

•
The vote of the holders of at least 66⅔% of all outstanding common units voting together as a single class is required to remove the general partner. As of April 6, 2018, Golar owned our general partner and 30.4% of our common units.

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
The effect of these provisions may be to diminish the price at which our units will trade.
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
Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our units.
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
We have granted registration rights to Golar and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common units or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 6, 2018, Golar owned 21,226,586 common units. In addition, in connection with the October 2016 exchange of Old IDRs for New IDRs (or the "IDR Exchange"), we agreed to issue up to an additional 374,296 common units (or the “Earn-Out Units”) to Golar in the future, subject to the satisfaction of certain conditions. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.
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
We may, without the approval of our unitholders, issue an unlimited number of additional common units. In addition, we may issue units that are senior to the common units in right of distribution, liquidation and voting, provided that we may not issue any limited partner interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Senior Securities”) and, under certain circumstances limited partner interests or other equity securities with terms expressly providing that such class or series ranks on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Securities”) without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Units. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our Series A Preferred Units have rights, preferences and privileges that are not held by, and are preferential to the rights of, holders of our common units.
Our Series A Preferred Units rank senior to all our common units with respect to distribution rights and liquidation preference. These preferences could adversely affect the market price for our common units, or could make it more difficult for us to sell our common units in the future.
In addition, distributions on the Series A Preferred Units accrue and are cumulative. Our obligation to pay distributions on our Series A Preferred Units, or on the common units issued following conversion of such Series A Preferred Units, could impact our liquidity and reduce the amount of cash flow available for working capital, capital expenditures, growth opportunities, acquisitions, and other general partnership purposes. Our obligations to the holders of Series A Preferred Units could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition.
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
Increases in interest rates may cause the market price of our units to decline.
An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units or Series A Preferred Units to decline.
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
Her Majesty’s Revenue and Customs (or “HMRC”) has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our UK tax lease. HMRC has written to our lessor to indicate that it believes our lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30.0 million (£22.5 million). In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of the UK tax lease relating to Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or HMRC.
Golar has agreed to indemnify us against these increased costs and similar costs related to other Golar vessels which were previously financed under UK tax leases, but any default by Golar would not limit our obligation under this lease. Any additional payments could adversely affect our earnings and financial position. For more information on the UK tax lease, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.”

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
Tax Risks
In addition to the following risk factors, read “Item 4-Information on the Partnership-Taxation of the Partnership,” “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations,” and “-Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units. Read “-D. Risk Factors-Risks Inherent in Our Business” for a discussion on risks relating to our UK tax lease.
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
Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (or the "Fifth Circuit") held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (or the "Code") relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (or the "IRS") stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations-U.S. Federal Income Taxation of U.S. Holders-PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.
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
If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source gross transportation income for such year. Our failure to qualify for the exemption under Section 883 could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders. The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States, and we do not currently anticipate providing any liquefaction, regasification or storage services within the territorial seas of the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from liquefaction, regasification or storage services in the United States or from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 35% net income tax in the United States. Please read “Item 4. Information on the Partnership-B. Business Overview-Taxation of the Partnership-The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 and the consequences of failing to qualify for such an exemption.

Unitholders may be subject to income tax in one or more non-U.S. jurisdictions, including the United Kingdom, as a result of owning our units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require unitholders to file a tax return with, and pay taxes to, those jurisdictions.
We conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon a unitholder as a result of owning our units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including the United Kingdom, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If a unitholder is subject to tax in any such jurisdiction, such unitholder may be required to file a tax return with, and to pay tax in, that jurisdiction based on such unitholder’s allocable share of our income. We may be required to reduce distributions to a unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to such unitholder. The United States may not allow a tax credit for any foreign income taxes that a unitholder directly or indirectly incurs by virtue of an investment in us.
We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in the United Kingdom solely as a consequence of the acquisition, ownership, disposition or redemption of our units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the United Kingdom, will be largely a question of fact to be determined through an analysis of contractual arrangements, including the fleet management agreements that our subsidiaries have entered into with Golar Management, certain other subsidiaries of Golar and certain third-party vessel managers and the Management and Administrative Services Agreement that we have entered into with Golar Management, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of the United Kingdom or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.
We will be subject to taxes, which will reduce our cash available for distribution to you.
Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. For example, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is canceling the waiver of VAT importation in the approximate amount of $24.0 million for the NR Satu. PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation and the final hearing on the matter took place in June 2016. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia. In the event of a negative outcome, in addition to the liability for VAT, we may be liable for interest and penalties. We believe we will be indemnified by Nusantara Regas for any VAT liability interest and penalties as well as related interest and penalties under our time charter party agreement entered with them. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Please read “Item 4. Information on the Partnership-B. Business Overview-Taxation of the Partnership.”
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

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership that was formed on September 24, 2007, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Golar LNG Limited, a leading independent owner and operator of Floating Storage Regasification Units (“FSRUs”) and LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters.

We completed our IPO in April 2011 and since then, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.5775 per unit for the quarter ended December 31, 2017. From the time of our first annual general meeting in December 2012, four of the seven members of our board became electable by the common unitholders and because Golar no longer has the power to control our board of directors, we are no longer considered to be under common control with Golar.

We intend to leverage the relationships, expertise and reputation of Golar and its affiliates, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of April 6, 2018, we have a fleet of six FSRUs and four LNG carriers, all of which were either contributed by or acquired from Golar. Of the ten vessels, we acquired six vessels since our IPO in 2011 for an aggregate purchase price of $1,893.8 million.

Since January 1, 2015, we have entered into the following sale and purchase agreements:

In January 2015, we acquired from Golar interests in the companies that own and operate the Golar Eskimo for a purchase price of $388.8 million less assumed bank debt of $162.8 million.

Tundra Acquisition

On May 23, 2016, we acquired from Golar Tundra Corp., the disponent owner and operator of the FSRU, the Golar Tundra, for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) which provided, among others, that in the event the Golar Tundra had not commenced service under the charter with West African Gas Limited (“WAGL”) by May 23, 2017, we had the option (the “Tundra Put Right”) to require Golar to repurchase Tundra Corp at a price equal to the original purchase price we paid in our acquisition of Tundra Corp. Due to the existence of the Tundra Put Option, Golar continued to consolidate Tundra Corp, and thus, the results of operations and the assets and liabilities of Tundra Corp were not reflected in our financial statements. On May 30, 2017, we elected to exercise the Tundra Put Right. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar (the “Tundra Put Sale”) on the Put Sale Closing Date in return for Golar's promise to pay an amount equal to approximately $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount are due and payable by Golar on April 30, 2018 as provided in the Hilli Purchase Agreement (discussed below). We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date, in return for an option (which we have exercised) to purchase an interest in Hilli LLC. The closing of the Tundra Put Sale took place on October 17, 2017.

Hilli Acquisition

On August 15, 2017, we entered into the Hilli Purchase Agreement, providing for our acquisition from Golar and affiliates of Keppel and B&V of 50% of the common units in Hilli LLC, which will, on the closing date of the Hilli Acquisition, indirectly own the Hilli. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we will receive interest at a rate of 5% per annum. The closing of the Hilli Acquisition is subject to the satisfaction of certain closing conditions which include, vessel acceptance by the customer of the Hilli. We expect the closing of the Hilli Acquisition to occur on or around April 30, 2018. However, in the event that acceptance happens beyond April 30, 2018, the parties have agreed to extend the Hilli dropdown deadline until May 31, 2018.

See “Item 5—Operating and Financial Review and Prospects” for a description of our vessel acquisitions and the pending Hilli acquisition and the financing arrangements related to our fleet.

We maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM11, Bermuda. Our telephone number at that address is +1 (441) 2954705. Our principal administrative offices are located at 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom.

B.            Business Overview

Our Business

Our current business is owning and operating FSRUs and LNG carriers. We have also entered into an agreement to acquire an interest in the Hilli, an FLNG vessel. Our primary long-term business objective is to provide steady and predictable quarterly distributions to unitholders by growing our business through accretive acquisitions of FSRUs, FLNGs and LNG carriers and chartering our vessels pursuant to long-term charters with customers that generate long-term stable cash flows.

The majority of the vessels in our current fleet are chartered to Petrobras, Dubai Supply Authority, PTNR, KNPC and Jordan under long and medium-term time charters. Our contracted vessels had an average remaining term of four years as of March 31, 2018. The remaining vessels are available for short term employment in the spot market. In prior years, we reported that we operated in one reportable segment, “LNG Market”, however, based on our maturity (following expiry of a number of long-term charters) in tandem with our strategic objectives, and changes in our methods of internal reporting and management structure, management have concluded that we provide two distinct services and operate in two reportable segments: LNG carriers and FSRUs.

Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional FSRUs and LNG carriers in the future from Golar and Golar Power when those vessels are fixed under charters of five or more years upon the expiration of their current charters. Any such acquisition will be subject to the approval of our board of directors and the conflicts committee. Please read “Item 7. Major Unitholders and Related Party Transactions-Related Party Transactions-IPO Omnibus Agreement” and “-Golar Power Omnibus Agreement.”

In July 2016, Golar and Schlumberger B.V. (or Schlumberger), a subsidiary of Schlumberger Group, formed OneLNGSA as a joint venture. OneLNGSA is intended to offer an integrated upstream and midstream solution for the development of low cost gas reserves and the conversion of natural gas to LNG. Golar owns 51% and Schlumberger owns 49% of OneLNGSA, and Golar and Schlumberger have equal management and governance rights. While we are not party to any omnibus agreement with OneLNGSA and neither Golar nor OneLNGSA is obligated to offer us any FLNG vessel it develops, Golar intends to offer to us the opportunity to acquire interests in FLNG vessels that it places under long-term charters.

Any such acquisition will be subject to the approval of our board of directors and the conflicts committee. No assurance can be given that any such acquisition will be consummated.

See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”

Our pursuit of further acquisitions is dependent upon our ability to successfully raise capital at a cost that makes such acquisitions accretive and economically viable.

Business Strategies

Our primary long-term business objective is to provide steady and predictable quarterly distributions to unitholders by executing the following strategies:

•
Pursue strategic and accretive acquisitions of FSRUs, FLNGs and LNG carriers. We believe our affiliation with Golar and its affiliates positions us to pursue a broader array of growth opportunities, including strategic and accretive acquisitions from or with Golar, Golar Power, OneLNG or from third parties. Since our IPO, we have acquired six vessels from Golar. In addition, we have entered into an agreement to acquire 50% of the common units representing limited liability company interests in Hilli LLC, the indirect owner of Golar's first converted FLNG, the Hilli which is expected to close on or around April 30, 2018.

•
Compete for long-term charter contracts for FSRUs, FLNGs and LNG carriers when attractive opportunities arise. We intend to participate in competitive tender processes and engage in negotiated transactions with potential charterers for FSRUs, FLNGs and LNG carriers when attractive opportunities arise by leveraging the strength of the industry expertise of Golar, as well as our publicly traded partnership status.

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

Our Fleet and Customers

The services of our vessels are provided to their charterers under time charter party agreements (or TCPs), or, in the case of the Golar Winter, under separate TCPs and operation and services agreements (or OSAs). The TCPs and the OSAs for the Golar Winter are interdependent and when combined have the same effect as the TCPs for our other vessels. We refer to the contracts under which we provide the services of our vessels to their charterers as our “time charters” or our “charters”. Time charters provide for the use of the vessel for a fixed period of time at a specified daily rate.

Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation which include repairs and maintenance, insurance, stores, lube oils and communication expenses as well as periodic drydocking costs. These costs related to the vessel’s operation are included in the daily rate, and the charterer is responsible for substantially all of the vessel voyage costs, which include fuel, port and canal fees, LNG boil-off, cargo loading and unloading expenses, canal tolls, agency fees and commissions. For FSRUs, the charterer is also responsible for providing, maintaining, repairing and operating certain facilities at the unloading port such as sufficient mooring infrastructure for LNG vessels to be berthed alongside and a high pressure send-out pipeline.

Under our time charters, hire is payable monthly, in advance, except for the Golar Igloo and the Golar Eskimo, where hire is received monthly in arrears. Under all of our charters, hire is payable in U.S. Dollars, except for the operating cost component for the Golar Winter, which is payable in Brazilian Reais.

Certain of our charters provide for the payment by the charterer of an all-inclusive daily fixed rate. Under our other charters, hire rate is primarily made up of two components:

•
Capital cost component - primarily relates to the cost of the vessel and is structured to meet that cost and provide a return on investor capital. The capital cost component is generally constant for the duration of the initial term except for the Golar Winter.

•
Operating cost component - intended to compensate us for vessel operating expenses including management fees. This component is generally established at the beginning of the charter and typically escalates annually on a fixed percentage or fluctuates annually based on changes in a specified consumer price index.

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

FSRU Vessel	Capacity (cbm)	Base Offtake Capacity (Bcf/d)	Year of Delivery	Year Acquired	Year of FSRU Retrofitting	Current Charter Commencement	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit	128,000	0.25	1981	Upon formation(1)(2)	2007	None	None(3)	Not applicable	Not applicable
Golar Winter	138,000	0.50	2004	At IPO(2)	2008	September 2009	Petrobras	September 2024(4)	None
Golar Freeze(5)	125,000	0.48	1977	October 2011	2010	May 2010	DUSUP	April 2019	None
NR Satu(6)	125,000	0.50	1977	July 2012	2012	May 2012	PTNR	December 2022	2025
Golar Igloo	170,000	0.50	2014	March 2014	Not applicable	March 2014	KNPC	December 2018	One regasification season
Golar Eskimo	160,000	0.50	2014	January 2015	Not applicable	June 2015	Jordan	June 2025	None
Total Capacity	846,000	2.73
__________________________________________

(1)	Upon our formation, Golar contributed to us a 100% interest in certain subsidiaries which owned a 60% interest in the Golar Mazo and which leased the Golar Spirit and the Methane Princess.

(2)	In connection with our IPO, Golar transferred to us a 100% interest in the subsidiary which leased the Golar Winter and the legal title to the Golar Spirit.

(3)
In July 2017, we received an early termination fee from Petrobras for the early termination of the Golar Spirit charter. The charter, which had an original end date of August 2018, was terminated on June 23, 2017. The amount received from Petrobras was net of withholding tax paid to the Brazilian tax authorities. As of December 31, 2017, the Golar Spirit is currently in lay-up pending new employment.

(4)
The charter initially had a term of 10 years, expiring in 2019. However, in return for certain vessel modifications made at the request of Petrobras the charter was extended by a further five years to 2024. These modifications were completed in August 2013.

(5)
In July 2017, we agreed with the charterer of the Golar Freeze, DUSUP, to shorten the charter by a year, to end in April 2019 and to remove DUSUP's termination for convenience rights and extension option rights which ran to 2024. We have the right to terminate our obligations under the charter while continuing to receive the capital element of the charter hire until April 2019. (See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018”).

(6)
We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia (“PTGI”), the company that owns and operates the NR Satu, pursuant to a Shareholders’ Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

The below table summarizes the key details of the hire rates for each contracted FSRU in our fleet:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Winter	Increases on a bi-annual basis based on a cost of living index and as required for Owner to be kept whole for any changes in local tax law.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	Not applicable
Golar Freeze	Fixed.	Fixed.	Not applicable	Not applicable
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component.(1)	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo(2)	The hire rate is an all-inclusive daily fixed rate.	Not applicable	Not applicable	Not applicable
Golar Eskimo	Fixed for first five years of hire. Decreases by 6.4% after the first five years of hire.	Increases by a fixed percentage per annum.	Not applicable	Not applicable
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

As of March 31, 2018, our FSRU carriers had an average age of 23 years. Our FSRU carriers are generally expected to have a lifespan of approximately 40 years. The average lifespan of our FSRU carriers that have been retrofitted from a LNG carrier are expected to be approximately 55 years. The Golar Spirit, the Golar Freeze and the NR Satu have Moss containment systems while the Golar Winter, the Golar Igloo and the Golar Eskimo have membrane type cargo containment systems. Our charterers are able to use our FSRU carriers worldwide or to sublet the vessels to third parties.

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

Golar Spirit. The Golar Spirit is a FSRU that was retrofitted in 2007 from a LNG carrier built in 1981. The Golar Spirit utilizes a closed-loop regasification system. The Golar Spirit has the ability to operate as a traditional LNG carrier. Given that the Golar Spirit is principally expected to operate in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be extended by ten years in excess of her initial 40 year useful life. The Golar Spirit is currently in lay-up pending new employment.

Golar Winter. The Golar Winter is a FSRU that was retrofitted in 2008 from an LNG carrier built in 2004. The Golar Winter is currently operating under a time charter to Petrobras. In August 2013, we completed the modifications to the Golar Winter in return for an increase in the charter rate and an extension in the contract term by five years. The Golar Winter utilizes a regasification system able to operate in both open- and closed-loop modes. From the time that she commenced service as an FSRU, the Golar Winter was operated at an island jetty in Guanabara Bay outside Rio de Janeiro where she was moored at a jetty in sheltered waters behind a breakwater, delivering regasified LNG through a hard arm connection directly into a pipeline that services base load power generating assets. Following the completion of her modifications in August 2013, Petrobras moved the Golar Winter from Rio de Janeiro to Bahia. The Golar Winter is employed by Petrobras as an FSRU to service peak load power requirements. In addition, under the Golar Winter charter, Petrobras has the right to terminate the charter in 2019, after the tenth anniversary of the commencement of the charter without fault upon payment of the specified termination fee. Six months’ notice is required if Petrobras wishes to exercise its right to no fault termination under the charter. Furthermore, an off-hire allowance is provided for a certain number of hours of scheduled off-hire per year.

Golar Freeze. The Golar Freeze is a FSRU that was retrofitted in 2010 from a LNG carrier built in 1977. The Golar Freeze is currently contracted as an FSRU under a time charter with DUSUP. DUSUP is the exclusive purchaser of natural gas in Dubai. When in operation, the Golar Freeze is moored alongside a purpose built jetty within the existing Jebel Ali port. The Golar Freeze is capable of storing and delivering regasified LNG to DUSUP for further delivery into the Dubai gas network. Given that the Golar Freeze is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be extended by ten years in excess of its initial 40-year useful life. In July 2017, we and DUSUP have agreed to shorten the charter by one year and to remove DUSUP's termination for convenience rights and extension option rights (which ran to 2024). In addition, we are allowed a certain number of days to carry out periodic drydocking during which time the vessel will not be off-hire and therefore, we will continue to receive the hire rate during such period. See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018”.

NR Satu. The NR Satu is a FSRU that was retrofitted in 2012 from a LNG carrier built in 1977. The NR Satu is currently operating under a time charter with PTNR. PTNR is a joint venture company that is 60% owned by Pertamina and 40% owned by PT Perusahaan Gas Negara, an unaffiliated Indonesian company engaged in the transport and distribution of natural gas in Indonesia. The NR Satu is permanently moored alongside a purpose built mooring facility. Given that the NR Satu is principally operated in a stationary location and given the non-corrosive nature of LNG, we believe that her useful post-retrofit service life will be 20 years. Furthermore, an off-hire allowance is provided for a certain number of hours of scheduled off-hire per year. In addition, the NR Satu charter contains a provision that allows PTNR to purchase the vessel at any time, subject to the commercial terms.

Golar Igloo. The Golar Igloo is a FSRU that was built by the Korean shipyard, Samsung Heavy Industries Co. Ltd. and was delivered to Golar in February 2014. She is currently operating under a time charter to KNPC that expires in 2018. KNPC is the national oil refining company of Kuwait. We acquired the Golar Igloo in March 2014. Under the time charter, KNPC uses the Golar Igloo as an FSRU for nine months each year and she is moored at a jetty at the Old South Pier at the Mina Al Ahmadi Refinery. The Golar Igloo has the ability to operate as a traditional LNG carrier and may be utilized as a traditional LNG carrier for the three months each year that she is not operating as an FSRU as provided under her charter. In addition, under the Golar Igloo charter, we can offer a substitute FSRU for the remainder of the Regasification Season at the same hire rate in the event the Golar Igloo cannot perform the service due to an extended force majeure.

Golar Eskimo. The Golar Eskimo is a FSRU that was built by the Korean shipyard, Samsung Heavy Industries Co. Ltd., and was delivered to Golar in December 2014. We acquired the Golar Eskimo in January 2015. In the second quarter of 2015, the Golar Eskimo commenced service under a ten year time charter with Jordan. The Golar Eskimo is moored at a purpose-built structure off the Red Sea port of Aqaba and connects to the Jordan Gas Transmission Pipeline that delivers natural gas to power plants in Jordan. In addition, under the Golar Eskimo charter, Jordan has the right to terminate the charter without fault (as long as it does not charter an alternative FSRU) on or after the fifth anniversary of the commencement of the charter and by giving 12 months prior written notice and payment of a specified early termination fee.

LNG Carriers

The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier	Capacity (cbm)	Year of Delivery	Year Acquired	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Mazo(1)	135,000	2000	Upon formation	None	Not applicable	Not applicable
Methane Princess(1)	138,000	2003	Upon formation	Royal Dutch Shell	March 2024	Five years plus five years
Golar Grand	145,700	2006	November 2012	Major international Oil and Gas company	May 2019	Terms extending up to seven years(2)
Golar Maria	145,700	2006	February 2013	None	Not applicable	Not applicable
Total Capacity	564,400

____________________________________

(1)
Upon our formation, Golar contributed to us a 100% interest in certain subsidiaries which owned a 60% interest in the Golar Mazo and which leased the Golar Spirit and the Methane Princess. We currently own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest.

(2)	The new Golar Grand charterer has options to extend the charter by three one year periods and two further periods of up to two years each.

The below table summarizes the key details of the hire rates for the LNG carriers in our fleet on long-term charter:

Vessel	Capital cost component	Operating cost component	Changes to hire rate in the extension period (if applicable)
Methane Princess	Fixed.	Increases by a fixed percentage per annum.	Reduces by approximately 37%.
Golar Grand	The hire rate is an all-inclusive daily fixed rate.		The hire rate will increase from the initial hire rate during the extension periods by approximately 50%.

As of March 31, 2018, our LNG carriers had an average age of 14 years. LNG carriers are generally expected to have a lifespan of approximately 40 years. The Methane Princess, the Golar Grand and the Golar Maria have membrane-type cargo containment systems while the Golar Mazo has a Moss containment system. Our charterers are able to use our LNG carriers worldwide or to sublet the vessels to third parties. Our vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for general repairs.

Methane Princess. The Methane Princess is a LNG carrier built in 2003 that is currently operating under a time charter that expires in March 2024 with Royal Dutch Shell. Royal Dutch Shell engages in exploration and production of gas and oil reserves, export, shipping and import of LNG, pipeline transmission and distribution of gas, and various gas-powered electricity generation projects. In addition, under the Methane Princess charter, upon a default by us, the charterer is also entitled to require the charter to be substituted by a bareboat charter between us and the charterers on terms specified in the charter.

Golar Grand. The Golar Grand is a LNG carrier built in 2006 that is currently operating under a medium-term charter with a major international oil and gas company.

Golar Mazo. The Golar Mazo is a LNG carrier built in 2000. We own a 60% interest in this vessel and Chinese Petroleum Corporation owns the remaining 40%. The Golar Mazo's charter expired in December 2017. The vessel is currently being chartered from time-to-time in the spot market.

Golar Maria. The Golar Maria is a LNG carrier built in 2006. The Golar Maria's charter expired in November 2017. The vessel is currently being chartered from time-to-time in the spot market.

Vessel Maintenance and Management

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

Under our charters, we are responsible for the technical management of the vessels which Golar assists us in managing our vessel operations and maintaining a technical department to monitor and audit our vessel manager operations. As of December 31, 2017, Golar and its subsidiaries employed approximately 523 seagoing staff who serve on our vessels. Golar and its subsidiaries may employ additional seagoing staff to assist us as we grow. Golar regards attracting and retaining motivated seagoing personnel as a top priority. Golar offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, while the vessel managers have entered into Collective Bargaining Agreements that cover substantially all of the seamen that operate the vessels in our current fleet, which are flagged in the Marshall Islands, Indonesia or Liberia. Golar believes its relationships with these labor unions are good. Golar’s commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Golar’s cadet training approach is designed to balance academic learning with hands-on training at sea. Golar has relationships with training institutions in Croatia, India, Norway, Philippines, Indonesia and the United Kingdom. After receiving formal instruction at one of these institutions, cadets’ training continues on board one of our vessels. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

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

See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.”

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. The number of deductible days varies from 14 days for the new vessels to 30 days for the older vessels, also depending on the type of damage; machinery or hull damage.

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

The FSRU, the NR Satu has a dual class (DNV-GL and the Indonesian BKI) with class notation +OI Floating Offshore LNG Regasification Terminal, REGAS, POSMOOR. The unit is without a propulsion system and is permanently moored without the ability to trade as a LNG carrier.

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

According to the most recent Energy Information Administration (“EIA”) International Energy Outlook (2017), worldwide energy consumption is projected to increase by 28% from 2015 to 2040, with total energy demand in non-OECD countries increasing by 41%, compared with an increase of 9% in OECD countries. Natural gas consumption worldwide is forecast to increase by 43% between 2015 and 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice.

In recognition of its environmental benefits the G20 has endorsed the role of natural gas as part of the transition to a cleaner energy mix. The lower carbon intensity of natural gas relative to coal and oil makes it an attractive fuel for the industrial and electric power sectors. Natural gas has an established presence in this sector which can be expected to increase over time. If the market for electrically charged vehicles expands as anticipated, additional demand for electricity and therefore gas can also be expected. From an environmental perspective, LNG as a direct fuel for transport is also a viable emissions mitigant. Use of LNG in the automotive sector is minimal today but expected to increase over time. Relative to petroleum and other liquids, the International Gas Union (“IGU”) states that use of LNG in transportation can reduce emissions of CO2 by up to 29% whilst emissions of nitrogen oxide can be cut by up to 85% and particulate matter by up to 85%. Emissions of sulfur oxide can potentially be reduced by over 90%. Increasing concern about sulfur oxide is making LNG an increasingly attractive alternative for fueling vessels. A significant cut in the allowable sulfur content of fuel as directed by the International Maritime Organization becomes effective in 2020 and a variety of newbuild vessels that utilize LNG as fuel are now under construction. Engine manufacturers for buses, heavy trucks, locomotives and drilling equipment have also started building duel fuel engines that use LNG. China is leading the roll-out of LNG corridors for LNG fueled vehicles and Europe is following suit. Selected railways and heavy vehicle fleet operators in the US are now using LNG as a fuel and maturing small scale LNG technology that can be used to access other isolated customers and reach new markets also represents a promising opportunity that is being pursued globally. The EIA expects that natural gas consumption for transportation fuel will grow close to 500% between 2015 and 2040.

Natural gas accounts for approximately 25% of global energy demand according to the IGU. Of this, 10% is supplied in the form of LNG. This compares to just 4% in 1990. Countries that have natural gas demand in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard vessels. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to power stations and consumers through pipelines. The EIA expects that world LNG trade will nearly triple between 2015 and 2040.

Natural gas is an abundant fuel source, with the Oil and Gas Journal estimating that, as of January 1, 2016, worldwide proved natural gas reserves were 6,950 Tcf having grown by 40% over the past 20 years. Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia. Russia, Iran and Qatar accounted for 54% of the world’s natural gas reserves as of January 1, 2016, and the United States, the fourth largest holder of natural gas reserves, will see an increase in production growth from 24 Tcf per annum in 2012 to 35.3 Tcf per annum in 2040. Production in the Australia/New Zealand region is forecast to increase from 2.1Tcf per annum in 2012 to 7.0Tcf per annum in 2040 with the majority originating from Australia. A significant portion of the Australian volume has now entered the market. Sizable new discoveries have also been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya. With an average growth rate of 7% since 2000, LNG supply has grown faster than any other source of gas and the IGU expect further expansion of this share going forward.

The EIA predicts a substantial increase in the production of “unconventional” natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is expected to be focused on the US, China and Canada. Recoverable reserves of this unconventional gas are however variable and uncertain. Improvements in the hydraulic fracturing process used to produce this gas could result in upward revisions to existing reserves however the significant water requirements of the process together with environmental concerns could equally constrain the recoverability of many known reserves.

Although the growth in production of unconventional domestic natural gas has eliminated LNG demand in the US, the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Between 2010 and 2013 a number of cargos were then redirected from the US to the Far East which increased LNG ton miles and demand for LNG shipping. The advent of Australian volumes, closer to their main Far Eastern LNG markets then suppressed ton miles reducing demand for shipping between 2014 and 2016. More recently ton miles have begun to rise again as increasing levels of Far Eastern demand is satisfied by new US export volumes that started to deliver into the market from the end of 2016. A further 50 million tons of new liquefaction currently under construction in the US is expected to deliver over the coming 3-years. A significant portion of this new production will likely find a home in the faster growing and more distant markets of the Middle East, India and the Far East. Ton miles and shipping demand are therefore expected to continue increasing toward the end of the decade.

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

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, even these large projects have cost substantially more than anticipated. To address the escalating costs, more cost competitive FLNG solutions across a spectrum of project sizes have been developed by a handful of oil majors and also by Golar. Many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Golar’s FLNG solution, which focuses on the liquefaction of clean, lean, pipeline quality gas, is expected to be one of the cheapest liquefaction alternatives in today’s market. As such, it represents one of the only solutions to have remained economically viable following the substantial drop in oil and LNG prices that commenced in October 2014. FLNG allows smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of the lower unit costs and lower risk profile of Golar’s FLNG solution provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment.

According to Poten and Partners, LNG liquefaction produced 103 million tonnes per annum of LNG in 2000. This increased to around 293 million tonnes per annum in 2017 according to Shell. According to Fearnleys, approximately 85 million tonnes per annum of new LNG production capacity is expected to come into operation by 2020. Based on current trading patterns and ton miles and assuming retirement of vessels 35 years or older, the order book of approximately 100 conventional LNG carriers together with the current surplus of carriers on the water is anticipated to be insufficient to carry this expected new production.

The LNG Fleet

As of March 31, 2018, the world LNG carrier fleet consisted of 533 LNG vessels (including 28 FSRUs, 36 vessels less than 46,000 cbm, 7 floating storage units, or FSUs and 4 floating liquefaction or FLNG units). There were also orders for 116 new LNG carriers (including 10 FSRUs, 11 vessels less than 46,000 cbm, 1 FSU and 1 FLNGs), the majority of which will be delivered between now and 2019.

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

•
The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity. In this system, the vessel's hull directly supports the pressure of the LNG cargo. The membrane system most efficiently utilizes the entire volume of a ship's hull, and is cheaper to build. Most of our LNG carriers are of the membrane type.

Illustrations of these systems are included below:

Most newbuilds on order employ the membrane containment system because it most efficiently utilizes the entire volume of a vessel's hull, is cheaper to build and has historically been more cost effective for canal transits. In general, the construction period for an LNG carrier is approximately 28-34 months.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. As the FSRU market continues to grow and mature there are new competitors entering the market. A number of our competitors have also ordered FSRUs without involving a third party provider. Expectations of rapid growth in the FSRU market has given owners the confidence to place orders for FSRUs before securing charters. This has led to more competition for mid- and long-term FSRU charters. Competition for these long-term charters is based primarily on price, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, LNG carriers may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less during periods of increased competition due to an oversupply of LNG carriers

We believe that, together with Golar and its affiliates, we are one of the world’s largest independent LNG carrier and FSRU owners and operators. As of April 6, 2018, we, together with Golar and its affiliates, have a fleet of 26 vessels comprised of 16 LNG carriers, 7 FSRUs, 1 FLNG and 2 FLNG conversion candidates. Our LNG carrier new buildings have storage capacity of approximately 160,000 cbm to 162,000 cbm; a 0.1% boil-off rate; tri-fuel engines; and are capable of charter speeds of up to 19.5 knots. Our newbuild FSRUs range in capacity from 160,000 cbm to 170,000 cbm and can provide regasification throughput of up to 750 thousand cubic feet per day (or 5.8 million tonnes per annum). The FSRUs can, subject to the customer's requirements, remain classified as an LNG carrier, flexible for LNG carrier service, or be classified as an offshore unit, remaining permanently moored at site for a long contract duration without the requirement for periodic dry docking.

We compete with other independent shipping companies who also own and operate LNG carriers.

In addition, some of the major oil and gas producers, including Royal Dutch Shell and BP, own LNG carriers. National gas and shipping companies also have large fleets of LNG vessels that have expanded and will likely continue to expand. These include Malaysian International Shipping Company (“MISC”), National Gas Shipping Company located in Abu Dhabi, and Qatar Gas Transport Company, or Nakilat.

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
FSRU Golar Eskimo undergoing sea trials prior to delivery

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

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification capacity still exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and Taiwan. Domestic production of shale gas and the advent of U.S. LNG exports mean that substantial U.S. Gulf Coast regasification capacity is no longer required. Much of the European regas capacity is also underutilized. In China, now the world’s second largest market for LNG, there has been a shortage of regas capacity and demand for regasified LNG exceeded land based regas capacity at the end of 2017. Elsewhere there is significant demand for regasification infrastructure in Asia, Middle-East, Central/South America, Africa and the Caribbean. We believe that the advantages of FSRUs compared to onshore facilities, as detailed in the paragraphs below, make them highly competitive in these markets. In the Middle East, Caribbean and South America most new regasification projects utilize an FSRU.

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

FSRU Golar Eskimo moored off the port of Aqaba in Jordan

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

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are a limited number of companies including Golar, as well as Exmar, Excelerate Energy L.P., Hoegh LNG Partners LP, Hoegh LNG ASA, BW Gas, and Mitsui O.S.K. Lines that are operating FSRU terminals for LNG importers around the world. Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

Floating Liquefaction Vessels

FLNG Hilli Episeyo shortly before departure from Singapore

Golar’s floating liquefaction strategy is to target stranded reserves (such as coal bed methane and shale gas or lean gas sourced from offshore fields) and convert this to LNG. These feed gas streams require little to no gas processing prior to liquefaction. Golar’s liquefaction solution places onshore technology on board an existing LNG carrier using a rapid low-cost execution model resulting in a vessel conversion time of approximately three years. In 2014 Golar executed agreements with Keppel and Black & Veatch for the conversion of the LNG carrier, Golar Hilli to an FLNG vessel at Keppel’s shipyard in Singapore. The Hilli has a production capacity of up to 2.5 million tonnes per annum and on board storage of approximately 125,000 cubic meters of LNG. The FLNG Golar Hilli, renamed Hilli Episeyo in July 2017 delivered from Keppel Shipyard in October 2017 and proceeded to Cameroon, arriving in late November. Commissioning of the vessel commenced in December 2017 and production of LNG began in March 2018. As of the current date, we expect acceptance testing procedures to commence shortly. Hilli is the world’s first FLNG vessel based on a converted LNG carrier and one of only four FLNG vessels globally.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG.  These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now, or in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability. In July 2016, for example, the Bureau of Safety and Environmental Enforcement ("BSEE") finalized new regulations imposing well control requirements on offshore oil and gas drilling. However, this measure and others like it are being reevaluated by promulgating agencies pursuant to Executive Orders 13783 and 13795, which promote energy exploration and production. It remains to be seen what revisions may be proposed when that review is complete. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the United States Coast Guard, or USCG, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

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

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch keeping standard, afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers, or STCW, also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or MARPOL, is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate). Annex VI came into force in the United States on January 8, 2009 and has been amended a number of times. As of the current date, all our vessels delivered or drydocked since May 19, 2005 have been issued IAPP Certificates.

Annex I to MARPOL applies to various vessels delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Amendments to Annex VI to the MARPOL Convention took effect in 2010 that require progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2012, fuel used to power vessels may contain no more than 3.5% sulfur for areas outside of designated emission control areas, or ECAs. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being modified to burn gas only in their boilers when alongside a berth. Except for the Golar Mazo, we have modified the boilers on all our vessels to also allow operation on low sulfur diesel oil, or LSDO.

More stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "U.S. Clean Air Act" below. These areas include certain coastal areas of North America and the United States Caribbean Sea. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. The USCG has decided to maintain the 2017 effective date. This makes all vessels constructed before the entry into force date “'existing” vessels, and requires the installation of a Ballast Water Treatment System (BWTS) on such vessels at the first renewal survey following the entry into force date. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange became mandatory for our vessels.

As referenced below, the USCG issued new ballast water management rules on March 23, 2012, and the EPA adopted a new Vessel General Permit, or VGP, in December 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention installation of ballast water treatments, BWT systems, will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWT system. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules, relating to all our vessels are estimated to be in the range of $1.5 million and $2 million per vessel and will be phased in over time in connection with the renewal surveys that are required. We have therefore decided to install BWTS on all our LNG Carriers on their first drydocking after 2017.

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

Anti-Fouling Requirements
Our vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention, which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution act of 1990 or OPA 90 established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

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

The limits of OPA liability are the greater of $2,200 per gross ton or $18,796,800 for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

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

Compliance with any new requirements of OPA, or other laws or regulations, may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, in July 2016, the BSEE finalized new regulations imposing well control requirements on offshore oil and gas drilling. However, this measure and others like it are being reevaluated by promulgating agencies pursuant to Executive Orders 13783 and 13795, which promote energy exploration and production. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make distributions to our unitholders.

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

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters - the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, VGP. In March 2013 the EPA issued the VGP that will remain effective until December 2018. It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. It is presently unclear when the agency plans to publish the draft and final versions of the new VGP. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The USCG must approve any technology before it is placed on a vessel.

As of January 1, 2014, vessels became technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In December 2016, the USCG gave its first type-approval to a BWMS and, as of January 2, 2018, has type-approved six systems. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February, 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival.

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

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

As of January 1, 2013, all vessels, including rigs and drillships, must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from vessels add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index, or EEDI, for new vessels, and the Ship Energy Efficiency Management Plan, or SEEMP, for all vessels. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO anticipates adopting initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases from certain sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

The Golar Winter which is operating in Brazil as an FSRU is subject to various local regulations such as the Conama Resolution 357 (the “Water Act” of March 2005) and the Conama Resolution 382 (the “Air Pollution Act” of December 2006). Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases.

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

Vessel Safety Regulations

The Maritime Safety Committee adopted a paragraph 5 of SOLAS regulation III/1 to require lifeboat on-load release mechanisms not complying with new International Life-Saving Appliances, or LSA, Code requirements to be replaced no later than the first scheduled dry-docking of the vessel after July 1, 2014 but, in any case, not later than July 1, 2019. The SOLAS amendment, which entered into force on January 1, 2013, is intended to establish new, stricter, safety standards for lifeboat release and retrieval systems, aimed at preventing accidents during lifeboat launching, and will require the assessment and possible replacement of a large number of lifeboat release hooks.

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

Other Regulations

Our LNG vessels may also become subject to the International Convention on Liability and Compensation for Damage Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas. However, the HNS Convention continues to lack the ratifications required to come into force.

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

Taxation of Operating Income. Substantially all of our gross income has historically been attributable to the transportation, regasification and storage of LNG, and we expect that substantially all of our gross income will continue to be attributable to the transportation, regasification and storage of, as well as liquefaction of, LNG. Gross income generated from liquefaction, regasification and storage of LNG outside of the United States generally is not subject to U.S. federal income tax, and gross income generated from such activities in the United States generally is subject to U.S. federal income tax. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax.

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

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements.  These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on an established securities market during the taxable year is at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years).  In addition, a class of equity interests will be considered to satisfy these trading volume requirements if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

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

We believe that we satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements. We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and expect to earn in the future. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries) should be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test and we satisfy certain substantiation, reporting and other requirements.

Our common units and our Series A Preferred Units are traded only on the Nasdaq Global Market, which is considered to be an established securities market. Thus the number of our common units and Series A Preferred Units that are traded on the Nasdaq Global Market exceeds the number of our common units and Series A Preferred Units that are traded on any other established securities market, and this is not expected to change. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Although the matter is not free from doubt, based on our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe that (i) our common units and Series A Preferred Units represent more than 50.0% of the total value of all of our outstanding equity interests and (ii) our common units and our Series A Preferred Units represent more than 50% of the total combined voting power of our equity interests. In addition, we believe that our common units and our Series A Preferred Units each currently satisfy, and expect that our common units and our Series A Preferred Units each will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2017 and will continue to satisfy the Publicly Traded Test for future taxable years.

The conclusions described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, while we believe that, assuming satisfaction of the factual requirements described above, our common units and Series A Preferred Units should be considered “regularly traded” on an established securities market and that we should satisfy the requirements for the Section 883 Exemption, it is possible that the IRS would assert that our common units and Series A Preferred Units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. Please see “—The Net Basis and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn income from liquefaction, regasification or storage of LNG within the territorial seas of the United States, such income may be treated as Effectively Connected Income. Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation or received from vessel leasing, and none of our liquefaction, regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from liquefaction, regasification or storage will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States, or earn income from liquefaction, regasification or storage activities within the territorial seas of the United States, in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (currently imposed at a rate of up to 21.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

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

Marshall Islands Taxation

We believe that because we, our operating subsidiaries and our controlled affiliates do not, and do not expect to conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us relevant to the fiscal year ended December 31, 2017. This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

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

Taxation of United Kingdom Incorporated Subsidiaries. Each of our subsidiaries that is incorporated in the United Kingdom will be regarded for the purposes of the United Kingdom Corporation Tax Acts as being resident in the United Kingdom and will be liable to United Kingdom corporation tax on its worldwide income and chargeable gains, regardless of whether this income or gains are remitted to the United Kingdom. The generally applicable rate of United Kingdom corporation tax was 20.0% from April 1, 2016 (reducing to 19% from April 1, 2017 and further reducing to 17% from April 1, 2020). Our United Kingdom incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. There is currently no United Kingdom withholding taxes on distributions made to us.

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

On commencement of trade by Golar Brazil in July 2008 (upon delivery of the Golar Spirit), we became subject to tax in Brazil (including net income taxes due from Golar Brazil, if any, and any Brazilian withholding taxes is required to be withheld by Golar Brazil from payments it makes to our other subsidiaries) in the approximate amount of 30.5% of the payments due to Golar Brazil under the operation and services agreement with respect to the Golar Winter. A portion of this tax is withheld by Petrobras from payments it makes to Golar Brazil under the operation and services agreement, and the remainder is collected directly from Golar Brazil.

Previously Petrobras were not required to withhold tax from payments it makes under the charters for the Golar Winter so long as the payments were not made to a “non-tax paying” jurisdiction as defined by the Brazilian authorities. Payments by Petrobras under the charters made to UK resident companies were not therefore subject to withholding tax. From January 2018, due to a change in Brazilian tax legislation, Petrobras will now withhold tax from payments it makes under the charter for the Golar Winter, however Golar is indemnified from this withholding tax expenses by Petrobras.

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

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia. In the event that the revocation of the wavier is upheld by the Supreme Court and a liability arises, which we do not believe to be probable, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them. See Note 25 “Other Commitments and Contingencies” to our Consolidated Financial Statements.

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

Barbados Taxation

The following discussion is based upon our knowledge and understanding of the tax laws of Barbados and regulations, rulings and judicial decisions thereunder, all as in effect of the date of this Annual Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes and does not purport to be a comprehensive description of all the Barbados income tax considerations applicable to us.

In 2017, following the establishment of branches of both Golar Spirit Corporation and Golar Winter Corporation in Barbados under the International Business Company (“IBC”) regime, we became subject to corporate income tax in Barbados at a tax rate of between 0.25% and 2.5%.

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner. Our general partner is a subsidiary of Golar, which is a Bermuda exempted company. Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries.

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $17.7 million and $21.1 million as of December 31, 2017 and 2016, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured in favor of the $175 million NR Satu facility.

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

Background and Overview

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. Our fleet currently consists of six FSRUs and four LNG carriers. We expect to make additional accretive acquisitions of long-term stable cash flow generating FSRUs, LNG carriers, and FLNGs from Golar and third parties in the future as market conditions permit.

We completed our IPO on April 13, 2011 and our common units are traded on the NASDAQ Global Market under the symbol “GMLP”.

Significant Developments in 2017 and Early 2018

Tundra Acquisition

On May 23, 2016, we acquired from Golar all of the shares of Tundra Corp. Due to the existence of the Tundra Put Option, Golar continued to consolidate Tundra Corp, and thus, the results of operations and the assets and liabilities of Tundra Corp were not reflected in our financial statements. The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016. On May 30, 2017, we elected to exercise the Tundra Put Right to require Golar to repurchase Tundra Corp at a price equal to the original purchase price we paid in our acquisition of Tundra Corp. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the Put Sale Closing Date in return for Golar's promise to pay the $107.2 million Deferred Purchase Price plus an Additional Amount equal to 5% per annum of the Deferred Purchase Price. The Deferred Purchase Price and the Additional Amount are due and payable by Golar on or around April 2018 as provided in the Hilli Purchase Agreement (discussed below). We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date, in return for an option (which we have exercised) to purchase an interest in Hilli LLC. The closing of the Tundra Put Sale took place on October 17, 2017.

Hilli Acquisition

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into the Hilli Purchase Agreement for the acquisition from Golar and affiliates of Keppel Shipyard Limited and Black and Veatch of 50% of the common units in Hilli LLC, which will, on the closing date of the Hilli Acquisition, indirectly own the Hilli. Such common units will represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to Perenco and SNH under the Hilli's eight-year Liquefaction Tolling Agreement. The purchase price for the common units is $658 million less net lease obligations under the financing facility for the Hilli (the “Hilli Facility”), which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we receive interest at a rate of 5% per annum.

The closing of the Hilli Acquisition is subject to the satisfaction of certain closing conditions which include, among other things, receiving the consent of the lenders under the Hilli Facility, the acceptance by the Customer of the Hilli, the commencement of commercial operations under the Liquefaction Tolling Agreement and the formation of Hilli LLC and the related pre-closing contributions. In addition, in connection with the closing, we expect to provide a several guarantee of 50% of Golar Hilli Corp’s indebtedness under the Hilli Facility.

Upon the closing of the Hilli Acquisition, which is expected to occur on or around April 30, 2018, Golar, Keppel and B&V will sell 50% of the common units of Hilli LLC to us in return for the payment by us of the net purchase price of between approximately $178 and $190 million. We will apply the $107.2 million Deferred Purchase Price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand. However, in the event acceptance is delayed beyond April 30, 2018, both parties have agreed to extend the closing date for the Hilli Acquisition to May 31, 2018.

We do not expect to initially consolidate Hilli LLC or Hilli Corp and expect to reflect our share of net income from Hilli LLC on our income statement as "equity in net earnings of affiliates."

Our board of directors (our “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) have approved the Hilli Acquisition and the purchase price. The Conflicts Committee retained a financial advisor to assist with its evaluation of the Hilli Acquisition.

For a discussion of certain risks associated with the Hilli Acquisition see “Item 3. Key Information—Risk Factors.”

Liquefaction Tolling Agreement

In October 2015, Hilli Corp entered into a binding term sheet for FLNG tolling services with the Customer for the development of the Hilli Project. The binding term sheet was converted into a Liquefaction Tolling Agreement with the Customer which was executed on November 29, 2017. Under the Liquefaction Tolling Agreement, the Hilli will provide liquefaction services for the Customer until the earlier of (i) eight years from the date the delivered Hilli is accepted by the Customer (the “Acceptance Date”), or (ii) the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. The Hilli has tendered its Notice of Readiness (“NOR”) on December 3, 2017. Following the NOR, the commissioning process of testing the Hilli and preparing it for service commenced in December 2017, and under the Liquefaction Tolling Agreement, the commercial start date to begin providing liquefaction services is the earlier of 180 days after the scheduled commissioning start date or the Acceptance Date, as may be extended by the parties. Under the terms of the Liquefaction Tolling Agreement, the Hilli is required to make available 1.2 million tonnes of liquefaction capacity per annum, which capacity will be spread evenly over the course of each contract year. The Customer will pay Hilli Corp a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent crude. Under the Liquefaction Tolling Agreement, the Customer has an option to increase liquefaction capacity. The Liquefaction Tolling Agreement provides certain termination rights to the Customer and Hilli Corp. The Liquefaction Tolling Agreement provides for the payment by Hilli Corp of penalties of up to $300 million which will be secured by a letter of credit, in the event of Hilli Corp’s underperformance or non-performance, with the penalties decreasing after the second anniversary of the Acceptance Date. If the Customer elects to terminate the Liquefaction Tolling Agreement prior to the second anniversary of the Acceptance Date, the Customer will be obligated to pay Hilli Corp $400 million, with termination payments decreasing if the Liquefaction Tolling Agreement is terminated after the second anniversary of the Acceptance Date.

Bonds Issuance and Repurchase

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our senior unsecured non-amortizing bonds in the Nordic bond market (the “2017 Norwegian Bonds”). The 2017 Norwegian Bonds mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. The 2017 Norwegian Bonds were listed on the Oslo Bors on July 17, 2017.

The net proceeds from our sale of the 2017 Norwegian Bonds were used to repay our outstanding High-Yield Bonds and related swap obligation which matured in October 2017 and for general partnership purposes.

Equity offerings
In February 2017, we sold 5,175,000 common units in an underwritten public offering. To maintain its 2% general partner interest, our general partner acquired 94,714 general partner units. We generated proceeds of $118.8 million, net of underwriters' fees, from the offering and the sale of general partner units, which we used for general partnership purposes and to pay a portion of the deposit for the Hilli Acquisition.

In September 2017, we entered into an equity distribution agreement with a sales agent pursuant to which we may, from time to time, issue common units with an aggregate offering price up to $150.0 million (“ATM Program”). As of December 31, 2017, we had sold 145,675 common units at an average gross sales price of $22.79 per unit and net proceeds of $3.3 million were received. As of December 31, 2017, we had paid an aggregate of $33.0 thousand in sales commissions to the sales agent. In connection with such sales, our general partner purchased 2,973 general partner units at an average price of $22.79 per unit.

As of April 6, 2018, we had sold 617,969 common units in 2018 at an average gross sales price of $23.15 per unit and received net proceeds of $14.1 million. As of April 6, 2018, we had paid an aggregate of approximately $0.1 million in sales commissions to the sales agent in 2018. In connection with such sales, our general partner acquired 12,548 additional general partner units, at an average price of $23.15 per unit for an aggregate sales price of $0.3 million.

In October 2017, we sold 5,520,000 of our Series A Preferred Units in an underwritten public offering. We generated proceeds of $133.0 million, net of underwriters' fees, from the offering, which we intend to use for general partnership purposes.

Earn-Out Units

On October 13, 2016, we entered into an exchange agreement (the “Exchange Agreement”) with Golar and our general partner pursuant to which Golar and our general partner agreed to contribute all of their rights, title and interest in the then-outstanding incentive distribution rights (“IDRs”) in exchange for the issuance of new IDRs and 61,109 general partner units to our general partner and 2,994,364 common units to Golar (the “IDR Exchange”). Under the Exchange Agreement, we agreed to issue an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units to Golar and our general partner, respectively, if certain target distributions are met (collectively, the “Earn-Out Units”). As of November 14, 2017, we had paid the minimum quarterly distribution in respect of each of the four quarters ended September 30, 2017. Therefore, pursuant to the terms of the Exchange Agreement, we issued 50% of the Earn-Out Units, 374,295 common units and 7,639 general partner units to Golar and the general partner, respectively.
New Golar Grand Charter

In February 2017, we entered into a time charter with a major international oil and gas company for the Golar Grand which commenced in May 2017 for an initial period of two years. However, up until November 2017, the Golar Grand was sub-chartered back from Golar at the same rate as the rate in the new Golar Grand charter. The Golar Grand charterer has options that could extend the charter for up to an additional seven years.

Golar Spirit Early Termination

On June 23, 2017, the Golar Spirit charter, which had an original expiration date of August 2018, was terminated following a notice of early termination from the charterer, Petrobras. In accordance with the terms of the charter, Petrobras paid us a termination fee net of withholding tax paid to the Brazilian tax authorities in July 2017. The Golar Spirit is currently in lay-up. We were unable to employ the Golar Spirit under a suitable replacement charter by the 90th day following the early termination date, thus, we provided additional security of $40 million to the lenders under our $800 million credit facility. The security deposit for the Golar Spirit may be applied against Golar Spirit's proportion of the $800 million facility quarterly repayment.

Golar Freeze Charters

In July 2017, we agreed with the charterer of the Golar Freeze, DUSUP, certain amendments to the existing time charter that was due to end in May 2020. We and DUSUP have agreed to shorten the charter by one year (so that it will now expire in 2019) and to remove DUSUP's termination for convenience rights and extension option rights (which ran to 2024). We have the right to terminate our obligations under the charter while continuing to receive the capital element of the charter hire until the end of the new charter period in April 2019.

New Charter

In January 2018, we entered into a 15-year time charter with an energy and logistics company (the “New Charter”) in the Atlantic Basin. The charter provides us with the flexibility to nominate either the Golar Spirit or the Golar Freeze to service the contract provided that the nominated FSRU satisfies certain technical specifications ahead of project start-up, which is expected in the fourth quarter of 2018. Under the New Charter, the charterer has the option to terminate the contract after 3 years and seek an alternative regasification solution, but only in the event that certain throughput targets have not been met. Additionally, we will have a matching right to provide such alternative solution. The New Charter also includes a 5-year extension option.

Common Unit Repurchase Program

In March 2018, our Board of Directors approved a common unit repurchase program of up to $25.0 million of our outstanding common units in the open market over a two year period. As of April 6, 2018, we had repurchased a total of 439,672 common units for an aggregate cost of $8.0 million.

Organizational Changes

On March 19, 2018, Brian Tienzo replaced Graham Robjohns as our Principal Executive Officer. Mr. Robjohns will serve as the Chief Financial Officer and Deputy Chief Executive Officer of Golar, having served as our Principal Executive Officer since July 2011. In addition to serving as our Principal Executive Officer, Mr. Tienzo will continue to serve as our Principal Financial Officer and our Principal Accounting Officer.

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain, which reflects the variability in the supply and demand for LNG carriers. The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport. During the last cycle an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached near historic lows. Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs in 2012. During 2013, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment. From late 2013, the pace of newbuild LNG carrier deliveries outstripped the supply of new LNG liquefaction, with the supply of LNG carriers exceeding shipping requirements throughout 2014, 2015 and 2016. Historically low charter rates and levels of utilization were recorded in early 2016 and rates and utilization levels remained subdued through to the first half of 2017 despite new Australian volumes. Thereafter, the anticipated arrival and ramp up of new U.S. LNG volumes and an associated increase in ton miles began to absorb the built-up surplus of LNG carriers. It is anticipated that the market will reach an equilibrium position during the second half of 2018 and then be short of LNG carriers from late 2019 provided there are no significant unplanned outages at existing liquefaction facilities as a result of geopolitical or other unexpected events.

                There are significantly fewer FSRUs than LNG carriers however their market has grown from zero in 2005 to 28 in operation or available for hire as of March 31, 2018. There are also 10 FSRUs currently on order. Plentiful supply of cheap LNG has encouraged continued growth in demand for FSRUs and we expect this to continue. However, the number of competitors for FSRU business has increased and is expected to continue to increase which will have a negative impact on margins.

An increasing number of emerging markets for LNG require smaller volumes on more flexible terms. Demand growth within these markets is also subject to higher levels of uncertainty. A large industrial user or small utility may represent initial anchor demand for an FSRU with the expectation that new end users will cluster around the anchor customer or that other users nearby will switch from more expensive fuels to take advantage of an FSRU's underutilized regas capacity over time. An FSRU that provides for small scale offloading also allows for other less proximate demand to be met. Excess capacity that will never be utilized on larger and more expensive newbuild FSRUs undermines this business model. We believe we are in a good position to capitalize on this mid-size FSRU market with its remaining FSRU, ships available for conversion to suitably sized FSRUs and access to Golar’s proven low cost conversion model. Active discussions and negotiations with other potential customers continue, which include projects to convert LNG carriers to FSRUs.

                Having dropped to around $27 per barrel early in 2016, Brent crude spot prices have since recovered and stabilized at levels between $60 and $70 per barrel. Natural gas prices have also recovered. Although significant additional LNG supply over the coming 3-years may result in another “decoupling” of LNG prices from oil, demand for LNG, particularly as a result of faster than expected coal-to-gas switching by China has been supportive of LNG prices.  An increasing portion of the new demand for LNG from Far Eastern markets is being satisfied by new US supply.  This has resulted in an increase in ton miles, vessel utilization and hire rates and the trend is expected to continue. The arrival of substantial volumes of new LNG over the next 3 years is expected to reflect positively on the shipping market and remain supportive of the FSRU business.  Continued strong LNG demand growth that matches this supply is also expected. Should demand not be sustained, falling LNG prices could negatively impact new investment decisions for large-scale LNG liquefaction projects. While potentially a positive catalyst for cost competitive liquefaction solutions including floating liquefaction, this has potentially negative long-term consequences both for LNG carrier and FSRU demand.  Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based. See “Risk Factors—Risks Inherent In our Business—Our future performance and growth depend on continued growth in LNG production and demand for LNG, FLNGs, FSRUs and LNG carriers.”

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows may not be indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
We intend to increase the size of our fleet by making other acquisitions. Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs, LNG carriers and FLNGs under long-term time charters from Golar or third parties. We may need to issue additional equity or incur additional indebtedness to fund additional vessels that we purchase.

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

•
Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as most of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate.  Please read note 23 in the notes to our consolidated financial statements.

•
Our results may be affected by tax exposure and changes in deferred tax. The deferred tax asset recognized for the foreign tax operating loss in Indonesia for 2016 was fully utilized in 2017. In 2017 and 2016, we recognized a deferred tax asset relating to the recognition of certain historical tax positions relating to foreign tax operating losses in Jordan. Furthermore, in 2017 and 2016, we recognized a deferred tax liability relating to the excess of the tax basis depreciation over the accounting basis depreciation in connection with the Golar Eskimo. Please see note 8 in the notes to our consolidated financial statements. This may have an impact on our future results as we may not recognize deferred tax in the future. Tax accounting and reporting judgments that we make may not be entirely free from doubt. It is possible that applicable tax authorities will disagree with our positions, possibly resulting in additional taxes being owed. For instance, the Indonesian tax authorities have revoked a previously granted waiver of VAT importation for one of our subsidiaries, PTGI, in the approximate amount of $24.0 million for the NR Satu. In February 2018, PTGI filed a judicial review with the Indonesian Supreme court. In the event that the revocation of the waiver is upheld by the Supreme Court and a liability arises, it is possible that PTGI will be liable for the VAT plus penalties and interest. See “Item 3. Risk Factors—We will be subject to taxes, which will reduce our cash available for distribution”.

•
The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2017, 2016 and 2015, we had 123, 88 and 84 off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially. The material impact of off-hire time on our business and results of operations is discussed below.

•
The Golar Igloo generated revenues during the first month of her three month Regasification Off-Season. Under the Golar Igloo’s charter with KNPC, Golar Igloo is to provide FSRU services for nine months of each year (the regasification season). During the charter term, there is a three-month window each year from December until February, during which the Golar Igloo will not provide FSRU services to KNPC, permitting us to pursue spot carrier and other short-term business opportunities. KNPC extended the Golar Igloo’s charter after the end of the regasification season until December 31 2017, 2016 and 2015. 2018 will be the last regasification season under the current charter. We cannot guarantee that KNPC will employ the Golar Igloo beyond the 2018 regasification season.

•
Reductions of hire rates for extension periods may significantly affect our revenues. Certain of our other time charters provide for significant reductions in hire rates payable during extension periods if the charterer extends the applicable charter beyond its initial term. These reductions range from 12% for the NR Satu to 37% for the Methane Princess. Our results of operations will be negatively impacted in periods during which any of our vessels are operating under a reduced hire rate.

•
Vessels may be re-contracted at lower rates. We currently derive all of our revenue from a limited number of customers on medium to long-term charters. The charters on the Golar Spirit, the Golar Maria and the Golar Mazo have expired and the charter on the Golar Igloo is due to expire in 2018. Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. If rates are lower when we are seeking a new charter, or if we elect not to or are not able to re-charter a vessel, our earnings and ability to make distributions to our unitholders may decline. See “Item 3. Risk Factors—Hire rates for FSRUs and LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline”.

•
For periods when vessel are in lay-up, vessel operating costs will be lower. The Golar Spirit was placed into lay-up in August 2017. We receive no revenues for vessels while they are in lay-up or being converted, but we benefit from lower vessel operating costs, principally from reduced crew on board, and minimal maintenance requirements and voyage costs.

•
Our ability to close the Hilli Acquisition on a timely basis or at all. The Hilli Acquisition is expected to close on or before April 30, 2018, but the closing of the Hilli Acquisition is subject to satisfaction of certain closing conditions including commissioning and acceptance by the customer.

•
Our cash flows will be impacted by the Hilli Acquisition.  The Hilli is the world’s first converted FLNG vessel. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks.  Accordingly, the operations of the Hilli are subject to risks that could negatively impact affect our earnings and financial condition. Furthermore, upon the closing of the Hilli Acquisition we expect to initially account for our investment in Hilli LLC under the equity method. Accordingly, our share of future earnings from Hilli LLC will be presented in “equity in net earnings from affiliates” within our consolidated statement of operations.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, and our ability to acquire additional (or interests in) vessels from Golar or from third parties;

•	our ability to maintain good working relationships with our key existing charterers and to increase the number of our charterers through the development of new working relationships;

•	demand for LNG shipping services, FSRU and FLNG services, and the underlying demand for and supply of natural gas and LNG;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	the effective and efficient technical management of our vessels;

•	Golar’s ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

Off-hire (Including Commercial Waiting Time). Our vessels may be idle, that is, off-hire, for several reasons: scheduled drydocking or special survey or vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational deficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Except for the NR Satu, which will go into drydock after its charter with PTNR, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

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

We amortize our drydocking costs over five years based on each vessel’s next anticipated drydocking.  Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Also, we amortize our intangible assets, which pertain to customer related and contract based assets representing primarily long-term time charter party agreements acquired in connection with the acquisition of certain subsidiaries from Golar, over the term of the time charter party agreement.

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

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowing and may significantly increase when we acquire or lease vessels. In addition, by virtue of sale and leaseback transactions we have or may enter into with lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate the VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail, refer to note 5 to our consolidated financial statements. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by these financial institutions. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of Long-Lived Assets.  Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows, the vessels’ estimated useful life and estimates in respect of residual or scrap value. We estimate those future cash flows based on the existing service potential of our vessels. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value. As of December 31, 2017, we performed an impairment test on certain vessels, as we have assessed that there were indications of impairment for certain vessels. With reference to undiscounted future cash flows based on the existing service potential of the vessels and the associated long term charters, no impairment was identified. Since our inception, our vessels have not been impaired. For additional details, refer to note 2 to our consolidated financial statements.

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

Non-Controlling Interest. Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary (or “Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”) in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus, the equity attributable to CMBL is included in our non-controlling interest. For additional details, see Note 5 “Variable Interest Entities” to our consolidated financial statements.

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

•
Under the OSA for the Golar Winter, the charter hire rates are payable in Brazilian Reais. The charter hire rates payable under the OSA covers all vessel operating expenses, other than drydocking and insurance. The charter hire rate payable under the OSA was established between the parties at the time the charter was entered into and will be increased based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.

•	The NR Satu time charter provides for annual adjustment to the operating expense component of the charter hire rate as necessary to take into account cost increases.

A.            Operating Results

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

The following details our consolidated revenues and expense information for our two reportable segments; FSRUs and LNG carriers for each of the years ended December 31, 2017 and 2016. See Note 6 “Segment Information” to our Consolidated Financial Statements for additional information on our segments.

FSRU Segment

	Year Ended December 31,
	2017	2016	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$316,599	$322,373	$(5,774)	(2)%
Vessel operating expenses	(47,960)	(43,884)	(4,076)	9%
Voyage and commission expenses	(8,375)	(5,049)	(3,326)	66%
Administrative expenses(1)	(10,029)	(5,773)	(4,256)	74%
Depreciation and amortization	(80,762)	(78,025)	(2,737)	4%
Operating income	169,473	189,642	(20,169)	(11)%
Other non-operating income	922	1,318	(396)	(30)%

Other Financial Data:
Total operating revenues	$316,599	$322,373	$(5,774)	(2)%
Voyage and commission expenses	(8,375)	(5,049)	(3,326)	66%
	308,224	317,324	(9,100)	(3)%
Calendar days less scheduled off-hire days	1,927	2,196	(269)	(12)%
Average daily TCE(2)	$159,950	$144,501	$15,449	11%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE.

Calendar days less scheduled off-hire days: During the year ended December 31, 2017, our total calendar days less scheduled off-hire days decreased to 1,927 days, compared to 2,196 days in 2016, mainly as a result of the Golar Spirit entering into lay-up following the early termination of her time charter and the scheduled drydocking of the Golar Winter in 2017.

Operating revenues: Total operating revenues decreased by $5.8 million to $316.6 million for the year ended December 31, 2017 compared to $322.4 million in 2016. This was primarily due to:

•	$9.2 million reduction in revenue from the Golar Winter following her scheduled drydocking in 2017; and

•	a $1.7 million reduction in revenue from the Golar Freeze due to the reduction of the daily time charter rate under the amended Golar Freeze time charter, which was effective as of July 2017.

This was partially offset by $4.7 million of increased revenue from the NR Satu as a result of increased hire rates in 2017. The revenue from the Golar Spirit in 2017 is consistent with the revenue in 2016 due to the early termination fee received in 2017.
Vessel operating expenses: The increase of $4.1 million in vessel operating expenses to $48.0 million for the year ended December 31, 2017, as compared to $43.9 million in 2016, was principally due to:

•	$4.5 million of incremental repairs and maintenance costs for the NR Satu following her scheduled maintenance window during the year ended December 31, 2017; and

•
$1.2 million in additional costs for Golar Winter, due to higher upstoring and repairs and maintenance cost during her scheduled drydocking in September 2017. There were no comparable costs in the year ended December 31, 2016.

This was partially offset by a $1.7 million reduction in the operating costs associated with the Golar Spirit due to the vessel being placed in lay-up in August 2017 following the termination of her charter.

Voyage and commission expenses:     Voyage and commission expenses increased by $3.3 million to $8.4 million for the year ended December 31, 2017 compared to $5.0 million in 2016, mainly due to positioning costs incurred in connection with the Golar Spirit being placed in lay-up in August 2017 and the Golar Winter's scheduled drydocking in September 2017.

Depreciation and amortization: Depreciation and amortization increased by $2.7 million to $80.8 million for the year ended December 31, 2017, compared to $78.0 million in 2016 primarily due to $3.0 million of incremental drydock amortization on the Golar Winter and Golar Freeze following the decision to accelerate their planned drydockings, the Golar Winter from 2018 to the second half of 2017, and the Golar Freeze from 2020 to the second half of 2018, respectively.

LNG Carrier Segment

	Year Ended December 31,
	2017	2016	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$116,503	$119,225	(2,722)	(2)%
Vessel operating expenses	(20,318)	(16,002)	(4,316)	27%
Voyage and commission expenses	(1,319)	(925)	(394)	43%
Administrative expenses(1)	(5,181)	(2,827)	(2,354)	83%
Depreciation and amortization	(23,048)	(22,443)	(605)	3%
Operating income	66,637	77,028	(10,391)	(13)%

Other Financial Data:
Total operating revenues	$116,503	$119,225	$(2,722)	(2)%
Voyage and commission expenses	(1,319)	(925)	(394)	43%
	115,184	118,300	(3,116)	(3)%
Calendar days less scheduled off-hire days	1,435	1,438	(3)	—%
Average daily TCE(2)	$80,268	$82,267	$(1,999)	(2)%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE.

Calendar days less scheduled off-hire days: During the year ended December 31, 2017, our total calendar days less scheduled off-hire days decreased to 1,435 days, compared to 1,438 days in 2016, mainly as a result of the scheduled drydocking of the Golar Grand in 2017. This was partially offset by the scheduled drydocking of the Golar Maria in 2016.

Operating revenues: Total operating revenues decreased by $2.7 million to $116.5 million for the year ended December 31, 2017 compared to $119.2 million in 2016. This was primarily due to $4.5 million reduction in revenue from the Golar Grand resulting from her scheduled drydocking in 2017 and the expiration of the charter back to Golar in November 2017. The hire rate under the time charter with the new charterer is lower than the previous hire rate with Golar. This was partially offset by $1.3 million of increased revenue from the Golar Mazo as a result of increased hire rates in 2017.
Vessel operating expenses: The increase of $4.3 million in vessel operating expenses to $20.3 million for the year ended December 31, 2017, as compared to $16.0 million in 2016, was principally due to $5.2 million of incremental operating cost incurred in 2017 by the Golar Grand due to the vessel being taken out of lay-up and completion of her drydock prior to commencement of her new charter in mid-April 2017. This is partially offset by a $0.6 million reduction in operating cost for the Golar Maria as a result of lower repairs and maintenance costs during the year ended December 31, 2017.

Voyage and commission expenses:     Voyage and commission expenses increased by $0.4 million to $1.3 million for the year ended December 31, 2017 compared to $0.9 million in 2016, mainly due to positioning cost incurred by the Golar Mazo following the expiration of her charter during the year ended December 31, 2017. The voyage and commission expenses for the Golar Maria in 2017 were in line with 2016. The Golar Maria had incurred bunker cost as a result of the scheduled drydocking in 2016 and when her charter ended in November 2017.

Other operating results

The following details our other consolidated results for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change	% Change
	(dollars in thousands)
Administrative expenses(1)	$(15,210)	$(8,600)	$(6,610)	77%
Interest income	7,804	4,295	3,509	82%
Interest expense	(75,425)	(66,938)	(8,487)	13%
Other financial items	(7,567)	(2,745)	(4,822)	176%
Taxes	(16,996)	(16,858)	(138)	1%
Non-controlling interest	(15,568)	(13,571)	(1,997)	15%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels).

Administrative expenses: Administrative expenses increased by $6.6 million to $15.2 million for the year ended December 31, 2017 compared to $8.6 million in 2016. We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the years ended December 31, 2017 and 2016, we incurred charges of $7.8 million and $4.3 million, respectively. The remaining balance of administrative expenses amounting to $7.4 million and $4.3 million for the years ended December 31, 2017 and 2016, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $3.5 million to $7.8 million for the year ended December 31, 2017, compared to $4.3 million in 2016. This was principally due to the $2.4 million interest income earned on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the Hilli Purchase Agreement, for which we earn interest at 5% per annum.

Interest expense: Interest expense increased by $8.5 million to $75.4 million for the year ended December 31, 2017, compared to $66.9 million in 2016. This was principally due to the following:

•
$6.4 million in additional interest relating to our issuance of $250 million of senior unsecured non-amortizing 2017 Norwegian Bonds in February 2017 to replace our 2012 High Yield Bonds, which matured in October 2017; and

•
$1.7 million increase in interest expense arising on the Methane Princess lease for the year ended December 31, 2017 compared to the same period in 2016. This was due to the effect of a reduction in corporation tax rates recognized in 2016.

Other financial items: Other financial items reflect a loss of $7.6 million and $2.7 million for the years ended December 31, 2017 and 2016, respectively, as set forth in the table below:

	Year Ended December 31,
	2017	2016	Change	% Change
	(dollars in thousands)
Mark-to-market gains for interest rate swaps	$12,074	$9,893	$2,181	22%
Interest expense on un-designated interest rate swaps	(7,554)	(10,824)	3,270	(30)%
Net unrealized and realized gains/(losses) on interest rate swaps	4,520	(931)	5,451	(585)%
Losses on repurchase of 2012 High-Yield Bonds and related cross currency interest rate swap	(6,506)	—	(6,506)	100%
Premium paid on repurchase of 2012 High-Yield Bond	(2,820)	—	(2,820)	100%
Financing arrangement fees and other costs	(1,283)	(1,468)	185	(13)%
Other items	(1,478)	(346)	(1,132)	327%
Other financial items, net	$(7,567)	$(2,745)	$(4,822)	176%

Net unrealized and realized losses on interest rate swaps. Net unrealized and realized losses on interest rate swaps resulted in a net gain of $4.5 million for the year ended December 31, 2017, compared to a net loss of $0.9 million in 2016 due to the increase in long-term swap interest rates in 2017 which has resulted in gains on the mark-to-market valuation of our interest rate swaps.

As of December 31, 2017, our interest rate swaps portfolio had a notional value of $1,335.3 million. We designated approximately 5% of these swaps as hedging instruments. Accordingly, a further $0.1 million unrealized gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the year ended December 31, 2017.

Losses on repurchase of 2012 High-Yield Bonds and related cross currency interest rate swap. As a consequence of the cessation of hedge accounting for the related cross currency interest rate swap (entered into as a hedge against our NOK denominated 2012 High-Yield bonds), we reclassified to the statement of operations $5.0 million of accumulated mark-to-market losses previously recorded within accumulated other comprehensive income. We also recognized foreign exchange losses of $6.2 million arising from the repurchase of our 2012 High-Yield Bonds and $4.7 million mark-to-market gains on the cross currency interest rate swaps in our statement of operations. In 2016, any foreign exchange gains or losses on retranslation of our 2012 High-Yield Bonds and mark-to-market gains or losses on the related cross currency interest rate swap were recognized in accumulated other comprehensive income.

Premium paid on repurchase of 2012 High-Yield Bonds. This pertains to premium paid upon the repurchase of the 2012 High-Yield Bonds during the year ended December 31, 2017.

Other items. Other items represent, among other things, foreign currency differences arising on retranslation of foreign currency balances including foreign currency gains on the Methane Princess lease. Foreign currency losses increased by $0.7 million as a result of the appreciation of the U.S. Dollar against the Pound Sterling in 2017. Other items also include $0.4 million of mark-to-market losses on the Earn-Out Units issued in connection with the IDR reset transaction in 2016 which were recognized as a derivative liability in our consolidated balance sheet (see note 23).

Non-controlling interest: Non-controlling interest increased by $2.0 million to $15.6 million for the year ended December 31, 2017, compared to $13.6 million in 2016, mainly due to increased hire rates for the Golar Mazo in 2017.

A.            Operating Results

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

The following details our consolidated revenues and expense information for our two reportable segments; FSRUs and LNG carriers for each of the years ended December 31, 2016 and 2015:

FSRU Segment

	Year Ended December 31,
	2016	2015	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$322,373	$307,344	$15,029	5%
Vessel operating expenses	(43,884)	(44,589)	705	(2)%
Voyage and commission expenses	(5,049)	(5,581)	532	(10)%
Administrative expenses(1)	(5,773)	(4,311)	(1,462)	34%
Depreciation and amortization	(78,025)	(77,036)	(989)	1%
Operating income	189,642	175,827	13,815	8%
Other non-operating income	1,318	—	1,318	100%

Other Financial Data:
Total operating revenues	$322,373	$307,344	$15,029	5%
Voyage and commission expenses	(5,049)	(5,581)	532	(10)%
	317,324	301,763	15,561	5%
Calendar days less scheduled off-hire days	2,196	2,087	109	5%
Average daily TCE(2)	$144,501	$144,592	$(91)	—%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE.

Calendar days less scheduled off-hire days: During the year ended December 31, 2016, our total calendar days less scheduled off-hire days increased to 2,196 days, compared to 2,087 days in 2015, mainly as a result of the scheduled drydocking of the Golar Freeze in 2015.

Operating revenues: Total operating revenues increased by $15.0 million to $322.4 million for the year ended December 31, 2016 compared to $307.3 million in 2015. This is primarily due to:

•
$6.5 million of increased revenue from the Golar Eskimo due to the expiration of the sub-lease with Golar on June 30, 2015 and commencement of charter hire revenue from the Hashemite Kingdom of Jordan at a higher rate;

•	$4.5 million of additional revenue from the Golar Freeze representing a full year of revenue compared to approximately ten months in 2015 following her scheduled drydocking in April 2015; and

•
$3.3 million increase in revenue from the Golar Winter and the Golar Spirit mainly due to a $2.0 million withholding tax refund from our operations in Brazil arising from over payments between 2008 to 2012. We also received interest on the withholding tax refund which is presented as other non-operating income.

Vessel operating expenses: The decrease of $0.7 million in vessel operating expenses to $43.9 million for the year ended December 31, 2016, as compared to $44.6 million in 2015, was principally due to $2.0 million in additional repairs and maintenance costs incurred in 2015 in respect of the Golar Freeze due to her scheduled drydocking in April 2015. There were no comparable costs in the year ended December 31, 2016. This was partially offset by $1.6 million in additional costs for the Golar Igloo, due to higher upstoring and repairs and maintenance cost during her regasification off-season period.

Depreciation and amortization: Depreciation and amortization increased by $1.0 million to $78.0 million for the year ended December 31, 2016, compared to $77.0 million in 2015 primarily due to $1.3 million of incremental depreciation and intangibles amortization from the Golar Eskimo. This follows her acquisition in January 2015 and represents a full year's depreciation and amortization recognized in 2016 compared to eleven months in 2015.

Other non-operating income: Other non-operating income of $1.3 million for the year ended December 31, 2016 relates to the interest on the refund of Brazilian withholding tax received from the Brazilian tax authorities that was overpaid in prior periods in respect of the Golar Spirit and the Golar Winter.

LNG Carrier Segment

	Year Ended December 31,
	2016	2015	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE and average daily vessel operating costs)
Total operating revenues	$119,225	$127,343	$(8,118)	(6)%
Vessel operating expenses	(16,002)	(20,656)	4,654	(23)%
Voyage and commission expenses	(925)	(2,144)	1,219	(57)%
Administrative expenses(1)	(2,827)	(2,330)	(497)	21%
Depreciation and amortization	(22,443)	(22,220)	(223)	1%
Operating income	77,028	79,993	(2,965)	(4)%

Other Financial Data:
Total operating revenues	$119,225	$127,343	$(8,118)	(6)%
Voyage and commission expenses	(925)	(2,144)	1,219	(57)%
	118,300	125,199	(6,899)	(6)%
Calendar days less scheduled off-hire days	1,438	1,460	(22)	(2)%
Average daily TCE(2)	$82,267	$85,753	$(3,486)	(4)%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE.

Calendar days less scheduled off-hire days: During the year ended December 31, 2016, our total calendar days less scheduled off-hire days decreased to 1,438 days, compared to 1,460 days in 2015, mainly as a result of the scheduled drydocking of the LNG carrier, the Golar Maria in 2016.

Operating revenues: Total operating revenues decreased by $8.1 million to $119.2 million for the year ended December 31, 2016 compared to $127.3 million in 2015. This is primarily due to:

•
a $6.0 million reduction in revenue from the Golar Grand, following her redelivery from Royal Dutch Shell in mid-February 2015 and her subsequent charter back to Golar at a lower daily time charter rate; and

•	a $2.0 million reduction in revenue from the Golar Maria resulting from her scheduled drydocking in 2016.

     Vessel operating expenses: The decrease of $4.7 million in vessel operating expenses to $16.0 million for the year ended December 31, 2016, as compared to $20.7 million in 2015, was principally due to a $4.0 million reduction in the operating cost for the Golar Grand due to the vessel being placed in lay-up in December 2015.

Voyage and commission expenses: Voyage and commission expenses decreased by $1.2 million to $0.9 million for the year ended December 31, 2016 compared to $2.1 million in 2015, mainly due to higher bunker consumption cost incurred by the Golar Maria in 2015.

Other operating results

The following details our other consolidated results for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015	Change	% Change
	(dollars in thousands)
Administrative expense(1)	$(8,600)	$(6,643)	$(1,957)	29%
Interest income	4,295	1,315	2,980	227%
Interest expense	(66,938)	(61,632)	(5,306)	9%
Other financial items	(2,745)	(17,151)	14,406	(84)%
Taxes	(16,858)	(5,669)	(11,189)	197%
Non-controlling interest	(13,571)	(10,547)	(3,024)	29%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels).

Administrative expenses: Administrative expenses increased by $2.0 million to $8.6 million for the year ended December 31, 2016 compared to $6.6 million in 2015.

Under the management and services agreement with Golar Management, for the years ended December 31, 2016 and 2015, we incurred charges of $4.3 million and $3.0 million, respectively. In 2015, management fees recharged by Golar to us in relation to management and administrative services and technical services were recorded under both administrative expenses and vessel operating expenses respectively. In 2016, as a result of Golar's in-housing of technical operations (as a result of GMN becoming a 100% owned subsidiary of Golar), we have subsequently accounted for more of the management fees recharged by Golar under administrative expenses. The remaining balance of administrative expenses amounting to $4.3 million and $3.6 million for the years ended December 31, 2016 and 2015, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $3.0 million to $4.3 million for the year ended December 31, 2016, compared to $1.3 million in 2015. This increase is due principally to the recognition of the $2.0 million which we received from Golar under the Tundra Letter Agreement and accounted for as interest income for the year ended December 31, 2016.

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

Other financial items: Other financial items reflect a loss of $2.7 million and $17.2 million for the years ended December 31, 2016 and 2015, respectively, as set forth in the table below:

	Year Ended December 31,
	2016	2015	Change	% Change
	(dollars in thousands)
Mark-to-market gains for interest rate swaps	$9,893	$655	$9,238	1,410%
Interest expense on un-designated interest rate swaps	(10,824)	(14,385)	3,561	(25)%
Net unrealized and realized losses on interest rate swaps	(931)	(13,730)	12,799	(93)%
Financing arrangement fees and other costs	(1,468)	(1,694)	226	(13)%
Other items	(346)	(1,727)	1,381	(80)%
Other financial items, net	$(2,745)	$(17,151)	$14,406	(84)%

Net unrealized and realized losses on interest rate swap: Net unrealized and realized losses on interest rate swaps resulted in a net loss of $0.9 million for the year ended December 31, 2016, compared to a net loss of $13.7 million in 2015. A key factor contributing to the reduction in net unrealized and realized loss to $0.9 million for the year ended December 31, 2016 was due to the increase in long-term swap interest rates in 2016 which has resulted in increased gains on the mark-to-market valuation of our interest rate swaps.

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

We were also party to a cross currency interest rate swap with a notional value of $227.2 million, entered into as a hedge against our NOK denominated bonds (the High-Yield Bonds), which was designated as a cash flow hedge. A $4.1 million gain was accounted for as a change in accumulated other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2016. The cross currency interest rate swap also had a credit support arrangement that required us to provide cash collateral in the event that the market value of the swap fell below a certain level.

Other items: Other items represent, among other things, foreign currency differences arising on retranslation of foreign currency balances including foreign currency gains on the Methane Princess lease. Foreign currency gain increased by $0.5 million as a result of the appreciation of the U.S. Dollar against the Pound Sterling in 2016.

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

Non-controlling interest: Non-controlling interest increased by $3.0 million to $13.6 million for the year ended December 31, 2016, compared to $10.6 million in 2015, mainly due to our entry into a sale and leaseback arrangement with a wholly-owned subsidiary of CMBL in November 2015 relating to the Golar Eskimo. We have consolidated the Eskimo SPV into our results.

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

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, current restricted cash and short-term deposits balances, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs, being paid for by the charterer under time charters.

As of December 31, 2017, our cash and cash equivalents, including current restricted cash and short-term deposits, were $274.3 million. Our restricted cash balances (excluding $7.7 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain financial obligations (including loans, capital leases and derivatives) which would otherwise be paid out of our unrestricted cash balances. Since December 31, 2017, significant transactions impacting our cash flows include:

•	we paid a cash distribution of $0.5775 per unit ($41.5 million in the aggregate) to all common and general partner unitholders with respect to the quarter ended December 31, 2017 in February 2018;

•	we paid a cash distribution of $0.63802 per Series A Preferred Unit ($3.5 million in the aggregate) for the period from October 31, 2017 through February 14, 2018, in February 2018;

•	we issued 617,969 common units in connection with our ATM Program and 12,548 general partner units to our General Partner in 2018, which generated net proceeds of $14.4 million;

•	we made $16.6 million of scheduled debt repayments;

•
we entered into an interest rate swap with Citibank, commencing March 31, 2018, for a period of 8 years. The swap has a notional value of $480.0 million, and will exchange the 3-month USD LIBOR rate for a blended fixed rate of 2.86%;

•
we repurchased 439,672 common units in March 2018 under our common unit repurchase program for an aggregate price of $8.0 million. All repurchased shares were subsequently cancelled in accordance with our common unit repurchase program;

•	we made a repayment of $75.0 million of the revolving credit facility under our $800 million credit facility;

Other cash requirements

Upon the closing of the Hilli Acquisition, which is expected to occur on or around April 2018, Golar, Keppel and B&V will sell 50% of the common units of Hilli LLC to the Partnership in return for the payment by the Partnership of the net purchase price of between approximately $178 and $190 million. We will apply the $107.2 million Deferred Purchase Price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit paid in August 2017 against the net purchase price and will pay the balance with cash on hand.

We have recently entered into preliminary discussions with Golar regarding the potential acquisition of additional common units of Hilli LLC. No assurance can be given that we will acquire any additional interest in Golar Hilli LLC, and any such acquisition will be subject to, among other things, agreement as to the purchase price and the approval of the board of directors of Golar and our board of directors and Conflicts Committee.

We are able to raise capital from the ATM Program we instituted in September 2017 pursuant to which we may, from time to time issue common units with an aggregate offering price of up to $150 million.

Together with proceeds from our 2017 financing activities and cash expected to be generated from operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to service our debt interest, make scheduled loan repayments and pay cash distributions. Accordingly, we believe our current resources are sufficient to meet our working capital requirements for at least the next twelve months.

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

Estimated Maintenance and Replacement Capital Expenditures

Our operating agreements require us to distribute our available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. The capital expenditures we are required to make to maintain our fleet are substantial. As of December 31, 2017, our annual estimated maintenance and replacement capital expenditures are $63.6 million, which is comprised of $16.8 million for drydock maintenance and $46.8 million, including financing costs, for replacing our existing vessels at the end of their useful lives.

The estimate for future vessel replacement is based on assumptions regarding the remaining useful life of our vessels, a net investment rate applied on reserves, replacement values of our vessels based on current market conditions, and the residual value of our vessels. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, time charter daily rates and the availability and cost of financing at the time of replacement. Our operating agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2017	2016	2015
Net cash provided by operating activities	$271,003	$261,232	$212,230
Net cash (used in) / provided by investing activities	(70,426)	(107,247)	734
Net cash used in financing activities	(19,333)	(128,961)	(271,276)
Net increase / (decrease) in cash and cash equivalents	181,244	25,024	(58,312)
Cash and cash equivalents at beginning of year	65,710	40,686	98,998
Cash and cash equivalents at end of year	246,954	65,710	40,686

In addition to our cash and cash equivalents noted above, as of December 31, 2017, we had restricted cash and short-term deposits of $182.9 million. This comprised principally of $171.5 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements (these balances act as security for, and over time are used to, repay lease and loan obligations). For additional detail refer to Note 16 “Restricted Cash and Short-term Deposits” in the consolidated financial statements.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $271.0 million, $261.2 million and $212.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Net cash provided by operating activities increased by $9.8 million to $271.0 million for the year ended December 31, 2017, compared to $261.2 million in 2016. This was primarily due to an improvement in the general timing of working capital in the year ended December 31, 2017, compared to the same period in 2016, mainly from an increase in cash inflows from related parties of $35.4 million. This was partly offset by an increase in cash payments for drydocking expenditures by $16.6 million due to the drydocking of three vessels in 2017, (the Golar Grand, the Golar Mazo and the Golar Winter) compared with the drydocking of the LNG carrier, the Golar Maria in 2016.

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

Net Cash (Used in)/Provided by Investing Activities

Net cash used in investing activities of $70.4 million in 2017 was due to the payment of a $70.0 million deposit in connection with the Hilli Acquisition in August 2017.

Net cash used in investing activities of $107.2 million in 2016 was due to the payment of a $107.2 million deposit in connection with the acquisition of the Golar Tundra, which closed in May 2016. Pursuant to the exercise of the Tundra Put Option in October 2017, we agreed to accept an option (which we have exercised) to purchase an interest in Hilli LLC in lieu of a cash payment on October 17, 2017. See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018 - Tundra Acquisition” for additional details.

Net cash provided by investing activities of $0.7 million in 2015 was primarily due to the payment of $6.0 million of cash consideration (net of cash acquired) in connection with the acquisition of the Golar Eskimo in January 2015 and $3.7 million cash utilized for vessels additions. This was partially offset by the release of restricted cash of $10.4 million.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease financings, offset by debt and lease repayments.

Net cash used in financing activities during the year ended December 31, 2017 of $19.3 million was primarily due to the following:

•
repayment of debt and lease obligations of $463.8 million. Of this amount, $234.2 million relates to the redemption of our High-Yield Bonds and termination of the related cross currency interest rate swap;

•	payment of cash distributions during the year of $168.1 million (of which $7.0 million were distributions to our non-controlling interests);

•
$19.7 million incremental increase in restricted cash, mainly due to (i) an increase in the cash collateral requirements associated with the $800 million credit facility of $41.7 million which was a consequence of the Golar Spirit lease termination in 2017; and (ii) a $3.8 million increase in the cash balances held by Eskimo SPV. This was offset by the release of cash collateral associated with our cross-currency swap upon the repayment of our High-Yield Bonds in October 2017 of $32.4 million; and

•	financing and debt settlement costs of $5.4 million mainly in connection with issuance of the 2017 Norwegian Bonds.

This was partially offset by the receipt of aggregate proceeds of $630.0 million from our equity offerings and debt financings, comprising (i) net proceeds of $122.0 million from our public offering of common units in February 2017 and our ATM Program; (ii) net proceeds of $133.0 million raised from our public offering of Series A Preferred Units; (iii) $250.0 million from the issuance of our 2017 Norwegian Bonds; and (iv) $125.0 million drawdown of our long-term revolving credit facilities.

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

    This was partially offset by:

•
the receipt of aggregate proceeds of $815.0 million from our existing debt or debt refinancing, comprising (i) $40.0 million drawdown of our long-term revolving credit facilities; and (ii) $775.0 million proceeds from the $800 million credit facility; and

•
a $7.6 million reduction in restricted cash, mainly due to a decrease in the cash collateral requirements associated with our cross-currency swap and a reduction in the cash balances held by Eskimo SPV.

Net cash used in financing activities during the year ended December 31, 2015 of $271.3 million was primarily due to the following:

•	payment of cash distributions during the year of $164.3 million ($11.4 million of which was distributions to our non-controlling interests);

•
repayment of debt (including debt due to related party) and lease obligations of $713.8 million. Of this amount, $220 million relates to repayment in full of the $220.0 million unsecured non-amortizing loan to us from Golar (the “Eskimo Vendor Loan”) in connection with our acquisition of the Golar Eskimo, and $133.4 million relates to the settlement of the outstanding debt balances on the Golar Maria and the Golar Freeze debt facilities in connection with their refinancing in June 2015;

•
net cash deposits of $31.2 million to restricted cash balances, which is mainly attributable to additional cash collateral requirements associated with our cross currency interest rate swap arrangement resulting from the depreciation of the mark-to-market valuation of the swap.

    This was partially offset with the receipt of aggregate proceeds of $644.1 million from our new debt or debt refinancing, comprising (i) $150.0 million from drawdown of our long-term revolving credit facilities; (ii) $150.0 million from the issuance of our 2015 Norwegian bonds; and (iii) $344.1 million proceeds from short-term debt (including $254.1 million loan proceeds drawn due to the consolidation of Eskimo SPV relating to the Eskimo refinancing in November 2015, see note 5 to our consolidated financial statements).

Borrowing Activities

As of December 31, 2017, we had total outstanding borrowings, gross of capitalized borrowing costs, of $1,387.6 million.

Please refer to “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations”,
Note 20 “Debt” and Note 21 “Capital Lease” to our Consolidated Financial Statements included herein for further detailed information on our borrowings and capital lease respectively as of December 31, 2017.

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

Our loan agreements generally prohibit us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default. Please refer to Note 20 “Debt” to our Consolidated Financial Statements included herein for further detailed information on the financial covenants and ratios imposed under the agreements governing our credit facilities.

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

As of December 31, 2017, we were in compliance with all covenants under our existing debt and lease agreements.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2017, we had interest rate swaps with a notional outstanding value of $1,335.3 million representing approximately 99% of total debt and capital lease obligations, net of related restricted cash. Our swap agreements have expiration dates between 2018 and 2023 and have fixed rates of between 1.07% and 2.44%.

In February 2018, we entered into an interest rate swap with Citibank for a period of 8 years that is effective on March 31, 2018. The swap has a notional value of $480.0 million, and will exchange the 3-month USD LIBOR rate for a blended fixed rate of 2.86%.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our vessels’ drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros, and some of our administrative costs. The currencies which impact us the most include, but are not limited to, the Euro, Norwegian Kroner, Singapore Dollars, Brazilian Reais, Indonesian Rupiah and, to a lesser extent, Pound Sterling. See Note 23 “Financial Instruments” to our Consolidated Financial Statements.

Capital Commitments

Hilli Acquisition

In August 2017, we entered into the Hilli Purchase Agreement to acquire 50% of the common units in Hilli LLC. Such common units will represent the equivalent of 50% of the two liquefaction trains, out of a total of four in Hilli, that will be contracted to Perenco and SNH under the Liquefaction Tolling Agreement. The purchase price for the common units in Hilli LLC is $658 million less net lease obligations under the financing facility for the Hilli, which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we will receive interest at a rate of 5% per annum. We will apply the $107.2 million Deferred Purchase Price receivable from Golar in connection with the Tundra Put Sale and will pay the remaining portion of the purchase price with cash on hand. The Hilli Acquisition is expected to close on or around April 2018. However, in the event acceptance is delayed beyond April 30, 2018, both parties have agreed to extend the closing date for the Hilli Acquisition to May 31, 2018. See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Hilli Acquisition”.

We have recently entered into preliminary discussions with Golar regarding the potential acquisition of additional common units of Hilli LLC. No assurance can be given that we will acquire any additional common units in Hilli LLC, and any such acquisition will be subject to, among other things, agreement as to the purchase price and the approval of the board of directors of Golar and our board of directors and Conflicts Committee.

Possible Acquisitions of Other Vessels

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

Drydocking

From now through to December 31, 2021, six of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $52.0 million for drydocking of these vessels with approximately $30.5 million expected to be incurred in 2018, $13.0 million in 2019, $nil in 2020 and $8.5 million in 2021.

We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read Note 2 “Significant Accounting Policies” to our consolidated financial statements for additional information.

Revenue Recognition

Our revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating costs such as drydocking costs and taxes. We record revenues generated from time charters, which we classify as operating leases, over the term of the charter as service is provided.

We recognize the reimbursement for drydocking costs evenly over the period to the next drydocking, which is generally five years. We recognize repositioning fees (which are included in time charter revenue) received in respect of time charters at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, we will recognize the fee evenly over the term of the charter. Where a vessel undertakes multiple single voyage time charters, revenue is recognized, including the repositioning fee if fixed and determinable, on a discharge-to-discharge basis. Under this basis, revenue is recognized evenly over the period from departure of the vessel from its last discharge port to departure from the next discharge port.

Vessels and Impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. When such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. As of December 31, 2017, the carrying value of six of our vessels was higher than their estimated market values (based on third party ship broker valuations). As a result, we concluded that an impairment trigger existed and so performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as for each of these vessels, the projected undiscounted net cash flows was significantly higher than its carrying value. Refer to Note 13 “Vessels, Net” in our consolidated financial statements.

Judgments and estimates: The cash flows on which our assessment of recoverability is based is highly dependent upon our forecasts, which are highly subjective and, although we believe the underlying assumptions supporting this assessment are reasonable and appropriate at the time they were made, it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects in the next year. This could represent a triggering event for a further impairment assessment.

Accordingly, the principal assumptions we have used in our recoverability assessment (i.e. projected undiscounted net cash flows basis) included, among others, charter rates, ship operating expenses, utilization, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rate (based on a third party valuation), option renewal rate with the existing counterparty or existing long-term charter rate, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs adjusted for assumed inflation.

Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting the impairment assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future. Our estimates of vessel market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them and a material loss might be recognized upon the sale of our vessels.

Vessel market values

Description: Under "Vessels and impairment", we discuss our policy for assessing impairment of the carrying values of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the market value of certain of our vessels could decline below those vessels' carrying value, even though we would not recognize an impairment for those vessels' due to our belief that projected undiscounted net cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Judgments and estimates: Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates for our LNG carriers and FSRUs are based on approximate vessel market values that have been received from third party ship brokers, which are commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell. In addition, the determination of estimated market values may involve considerable judgment given the illiquidity of the secondhand market for these types of vessels.

Effect if actual results differ from assumptions: As of December 31, 2017, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of the six vessels, were greater than their carrying value. With respect to these six vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.

Earn-Out Units Resulting from the Exchange of Incentive Distribution Rights “IDR Reset”

Description: On October 13, 2016, we entered into an equity exchange agreement with Golar and our general partner in which they reset their rights to receive cash distributions in respect of their interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met (“the Earn-Out Units”).

Judgments and estimates: Half of the Earn-Out Units (“first tranche”) were issued as we paid a distribution of $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. The remaining Earn-Out Units (“second tranche”) will be issued if we pay a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The new IDRs resulted in the minimum quarterly distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs is not materially different to the fair value of all of the newly issued instruments.

We analogized to the guidance on modifications and exchanges of equity preferred shares and adopted an accounting policy to assess the transaction on a qualitative basis. We concluded that the IDR reset represented a modification of the Old IDRs. Furthermore, we considered the nature of the Earn Out units and determined that they met the definition of a derivative. Accordingly, the overall effect of the transaction was (i) reclassification of the initial fair value of the derivative from equity to current liabilities; (ii) reallocation between unitholders within equity due to the recognition of the incremental fair value of the modification and fair values of newly issued instruments and resulting deemed distribution.

The fair value of the Earn-Out units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the earn out units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market.  The method took into account the historical volatility, dividend yield as well as the share price of the Golar Partner common units as of the IDR reset date and at balance sheet date. See Note 27 “Equity” to our consolidated financial statements.

Effect if actual results differ from assumptions: Changes in the share price of our common units might impact the historical volatility assumption, and in turn, the valuation of our Earn-Out Units and result in material gains or losses in the future.

Consolidation of lessor VIE entity

Description: As of December 31, 2017 and 2016, we leased one vessel, the Golar Eskimo, under a finance lease from a wholly owned special purpose vehicle (“lessor SPV”) of a financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. The key line items impacted by our consolidation of this VIE are short-term and long-term debt, restricted cash and short-term deposits and interest expense.

Judgments and estimates: In consolidating this lessor VIE, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIE’s debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by this lessor VIE entity. Upon receipt of the audited annual financial statements of the lessor VIE, we will make a true-up adjustment for any material differences.

Effect if actual results differ from assumptions: If audited financial statements of the lessor VIE are not available upon filing of the annual financial statements, there might be differences between the numbers included in our consolidated financial statements and that reported by the VIE, which could be material.

Recently Issued Accounting Standards

See Note 3 “Recently Issued Accounting Standards” to our consolidated financial statements.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see the sections of Item 5 entitled “Market Overview and Trends” and "Factors Affecting the Comparability of Future Results." Please also see "Item 4—B. Business Overview."

E.              Off-Balance Sheet Arrangements

At December 31, 2017, we do not have any off-balance sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2017:

	Total Obligation	Due in 2018	Due in 2019—2020	Due in 2021—2022	Due Thereafter
	(in millions)
Long-term debt (1)	$1,387.6	$122.3	$337.2	$716.0	$212.1
Interest commitments on long-term debt - floating and other interest rate swaps (2)	256.7	72.4	121.1	38.4	24.8
Capital lease obligations	128.1	1.3	3.7	5.4	117.7
Interest commitments on capital lease obligations (2)(3)	82.3	6.6	13.0	12.6	50.1
Purchase obligations (4)	—	—	—	—	—
Total	$1,854.7	$202.6	$475.0	$772.4	$404.7

(1)	Amounts shown gross of deferred financing costs of $16.6 million.

(2)
Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR rates of between 2.09% and 2.93% respectively, taking into account our various margin rates and interest rate swaps associated with our debt. Our interest commitment on our capital lease obligations is calculated on an assumed average Pound Sterling LIBOR of 5.2%.

(3)
In the event of any adverse tax rate changes or rulings our lease obligation with regard to the Methane Princess could increase significantly (please read the discussion above under “—Liquidity and Capital Resources—Borrowing Activities—Capital Lease Obligations”). However, Golar has agreed to indemnify us against any such increase.

(4)
Upon the closing of the Hilli Acquisition, Golar, Keppel and B&V will sell 50% of the common units of Hilli LLC to the Partnership in return for the payment by the Partnership of the net purchase price of between approximately $178 and $190 million. We will apply the $107.2 million Deferred Purchase Price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit we paid in August 2017 against the net purchase price and will pay the balance with cash on hand.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 6, 2018. The business address for these individuals is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Tor Olav Trøim	55	Chairman
Paul Leand Jr.	51	Director and Conflicts Committee Member
Lori Wheeler Naess	47	Director and Audit Committee Chairperson
Carl Steen	67	Director and Audit Committee Member
Alf Thorkildsen	61	Director, Conflicts and Audit Committee Member
Michael Ashford	71	Director and Company Secretary
Jeremy Kramer	56	Director and Conflicts Committee Member

Tor Olav Trøim has served as our Director and Chairman of our Board of Directors since January 2009. He has served as a director of Golar since September 2011 and the Chairman of the Board of Golar since September 2017. Mr. Trøim previously served as a director and vice-president of Golar from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of Golar's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim was Vice President and a director of Seadrill Limited (“Seadrill”) between 2005 and 2014. Additionally between 1995 and 2014 he also served, at various times, as a director of a number of related public companies including Frontline Limited, Golden Ocean Group Limited, Archer Limited as well as Seatankers Management Limited. Prior to 1995 he served as an Equity Portfolio Manager with Storebrand ASA and Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He currently holds controlling interests in Magni Partners Bermuda and Magni Partners UK. He also serves as a director in Stolt Nielsen Limited, Borr Drilling and Valerenga Football Club.

Paul Leand Jr. has served on our Board of Directors since March 2011 and is a member of our Conflicts Committee. Mr. Leand joined AMA Capital Partners LLC (“AMA”), an investment bank specializing in the maritime industry, in 1998 from First National Bank of Maryland. He was appointed CEO in 2004. He has led the development of AMA’s restructuring practice, helping AMA earn its position as the pre-eminent maritime restructuring advisor for both creditors and companies alike. Mr. Leand spearheaded the firm’s private equity investments in Chembulk and PLM and Lloyds Fonds. Mr. Leand serves as Chairman of Eagle Bulk Shipping Inc., Lloyd Fonds AG, North Atlantic Drilling, Seadrill and Ship Finance International Ltd.

Lori Wheeler Naess was appointed as a Director and Audit Committee Chairperson in February 2016. Ms. Naess has also served on our Board of Directors and as Audit Committee Chairperson of Golar since February 2016. Ms. Naess was most recently a Director with PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to 2010 she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant.

Carl Steen has served on our Board of Directors since his appointment in August 2012 and serves on our Audit Committee. Mr. Steen has served on the Board of Directors of Golar since February 2015. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Euronav NV, Wilh Wilhelmsen Holding ASA and Belships ASA.

Alf Thorkildsen was appointed to our Board of Directors in February 2015 and serves on our Conflicts Committee and Audit Committee. Mr. Thorkildsen is currently a senior partner with Hitecvision, which he joined in 2013 from the position as Chief Executive Officer of Seadrill. During his tenure, Seadrill grew to become the world’s largest driller by market capitalization and enterprise value. Mr. Thorkildsen joined Seadrill in 2006 as CFO. Prior to this, he was the CFO of Smedvig ASA, a leading Norwegian drilling company, which was acquired by Seadrill in 2006. Mr. Thorkildsen started his career in 1980 in Larsen and Hagen Shipping and worked thereafter for 20 years in Shell in numerous senior positions.

Michael Ashford has served on our Board of Directors since his appointment in September 2017. Mr. Ashford have also served as our Company Secretary since October 2016. Mr. Ashford is a Chartered Secretary and is a current member and Past President of the International Council of the Institute of Chartered Secretaries and Administrators.  Mr. Ashford has previously held various directorship and company secretary positions in shipping and aviation companies.

Jeremy Kramer was appointed to our Board of Directors in September 2016 and serves on our Conflicts Committee. He is also on the Board of Directors of DHT Holdings where he serves as Chairman of the Audit Committee. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net worth clients.  Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an MBA from Harvard University Graduate School of Business in 1988.  He graduated with a BA from Connecticut College in 1983.

Executive Officers

We currently do not have any executive officers and rely on the executive officers and directors of Golar Management and Golar Management Norway who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet. The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of April 6, 2018. The business address for our executive officers is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Age	Position
Brian Tienzo	44	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer
Øistein Dahl	57	Chief Operating Officer

Brian Tienzo was appointed as our Principal Executive Officer effective March 19, 2018. He has served as our Principal Financial Officer and Principal Accounting Officer since July 2011. Mr. Tienzo was our Controller from April 2011 until July 2011. Mr. Tienzo has also served as the Chief Financial Officer of Golar Management since July 2011 and as the Group Financial Controller of Golar Management since 2008. Mr. Tienzo joined Golar Management in February 2001 as the Group Management Accountant. From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions. He is a member of the Association of Chartered Certified Accountants.

Øistein Dahl has served as our Chief Operating Officer since 2012. He served as Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Executive Compensation

Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf. During the year ended December 31, 2017, we paid Golar Management $7.8 million in connection with the provision of these services to us.

Golar Management compensates Mr. Robjohns, Mr. Dahl and Mr. Tienzo in accordance with its own compensation policies and procedures. Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers or officers of Golar who also serve as our directors do not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Golar. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. During the year ended December 31, 2017, we paid to our directors aggregate cash compensation of approximately $0.6 million. We do not have a retirement plan for our directors or executive officers.

Golar LNG Options

In addition to cash compensation paid to our directors and amounts paid by us to Golar Management under the Management and Administrative Services Agreement, during 2017 we also recognized an expense of $0.2 million relating to the award of 29,950 (with an exercise price of $23.50 at grant date) and 45,000 (with an exercise price of $56.70 at grant date) share options in Golar LNG limited granted to certain of our directors and officers. The exercise price is reduced by the value of dividends declared and paid. The options have a contractual term of five years and vest evenly over three years. See note 26 to our consolidated financial statements.

Golar LNG Partners LP Long Term Incentive Plan

The Golar LNG Partners LP Long Term Incentive Plan (the “GMLP LTIP”) was adopted by our board of directors, effective as of May 30, 2016. An expense of $0.2 million has been recognized for the year ended December 31, 2017 relating to the award of 99,000 options to purchase common units to directors and management under the GMLP LTIP. The options have an exercise price of $20.55 per unit and will be reduced by the value of the distributions declared and paid. One third of the recipients’ allotted options vested in November 2017, the second third will vest in November 2018 and the final third will vest in November 2019. The option period is five years. See note 26 to our consolidated financial statements.

C.            Board Practices

General

Our partnership agreement provides that our board will consist of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Our current board of directors consists of three members appointed by our general partner, Lori Naess, Tor Olav Trøim and Michael Ashford, who previously served as our secretary and was appointed by our general partner to replace Andrew Whalley, who resigned on September 27, 2017.

Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our 2017 annual meeting on September 27, 2017, Carl Steen was re-elected as a Class II Director of the Partnership whose term will expire at the 2020 annual meeting. Jeremy Kramer and Paul Leand Jr. serve as Class III elected directors whose term will expire at the 2018 annual meeting. Alf Thorkildsen serves as the Class I elected director whose term will expire at the 2019 annual meeting.

At each annual meeting, directors are elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. Our board has determined that Mr. Kramer, Mr. Leand, Ms. Naess, Mr. Steen and Mr. Thorkildsen satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.
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

The Series A Preferred Units generally have no voting rights except (i) with respect to amendments to the partnership agreement that would adversely affect the rights of the Series A Preferred Units, (ii) or in the event the Partnership proposes to issue parity securities or senior securities. However, if and whenever distributions payable on the Series A Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units (voting together as a class with all other classes of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A Preferred Units, voting together as a class with all other classes of parity securities upon which like voting rights have been conferred and are exercisable, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors).

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

We also have a conflicts committee currently comprised of three members of our board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by The Nasdaq Stock Market LLC to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is currently comprised of Paul Leand Jr., Alf Thorkildsen and Jeremy Kramer.

Exemptions from Nasdaq Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to us.

Nasdaq rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq rules. In addition, Nasdaq rules do not require limited partnerships like us to have a board of directors comprised of a majority of independent directors. Accordingly, while our board is currently comprised of a majority of independent directors, our board of directors may not be comprised of a majority of independent directors in the future.

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

D.            Employees

Other than our Secretary, we currently do not have any employees and rely on the executive officers, directors and other key employees of Golar Management who perform services for us pursuant to the management and administrative services agreement. Employees of Golar Management, including those employees acting as our executive officers and employees of Golar Management Norway, GMM and GMC provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2017, Golar and its subsidiaries employed approximately 523 seagoing staff who serve on our vessels. Certain subsidiaries of Golar, including Golar Management, Golar Management Norway, GMM and GMC, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

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

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

See “Item 7—Major Unitholders and Related Party Transactions—A. Major Unitholders”.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units as of April 6, 2018 by each person that we know to beneficially own more than 5% of our outstanding common units and by our directors and executive officers as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Golar LNG Limited	21,226,586	30.4%
Oppenheimer Funds, Inc.(1)	5,344,183	7.6%
FMR LLC (2)	4,511,101	6.5%
All directors and executive officers as a group (10 persons)	*	*
______________
 * Less than 1%

(1)	Based solely on information contained in a Schedule 13G/A filed on February 6, 2018 by Oppenheimer Funds, Inc.

(2)	Based solely on information contained in a Schedule 13G filed on February 13, 2018 by FMR LLC.

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

Golar Power Omnibus Agreement

On June 19, 2016, in connection with the formation of Golar Power, we entered into the Golar Power Omnibus Agreement with Golar and Golar Power. Pursuant to the Golar Power Omnibus Agreement, Golar Power agreed not to acquire, own, operate or charter any FSRU or LNG carrier operating under a charter for five or more years, subject to certain exceptions. The non-competition provisions applicable to Golar Power under the Golar Power Omnibus Agreement are similar to those applicable to Golar pursuant to the Omnibus Agreement that we entered into in connection with our initial public offering. In addition, under the Golar Power Omnibus Agreement, the Golar Power Entities granted to us a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels owned or acquired by any Golar Power Entity.

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

Our Management Agreements

Management and Administrative Services Agreement
In connection with our IPO, we entered into a management and administrative services agreement with Golar Management, pursuant to which Golar Management agreed to provide certain commercial, management and administrative support services to us such as accounting, auditing, legal, insurance, IT, cash management, clerical, investor relations and other administrative services. In addition, certain officers and directors of Golar Management are to provide executive officer functions for our benefit. These officers of Golar Management are responsible for our day-to-day management, subject to the direction of our board of directors. We and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers. The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the management and administrative services agreement entered into at the time of our IPO.  We have extended this agreement on similar terms for a period of 5 years on April 1, 2016.

The management and administrative services agreement may be terminated prior to the end of its term by us upon 120 days’ notice for any reason in the sole discretion of our board of directors. For each of the years ended December 31, 2017, 2016, and 2015, the fees under the management and administrative services agreement were $7.8 million, $4.3 million, and $2.9 million, respectively. Golar Management may terminate the management and administrative services agreement upon 120 days’ notice in the event of certain circumstances, such as a change of control of us or our general partner, an order to wind up the partnership, amongst other events. A change of control under the management services agreement means an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors of the entity are acquired, directly or indirectly, by a person or group, who did not immediately before such acquisition, own securities of the entity entitling such person or group to elect such majority.

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

Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Doug Arnell, who was appointed to our board of directors in February 2015 and resigned in September 2016, acted and advised us on various projects for us and earned $nil and $0.8 million from Golar in fees for the years ended December 31, 2017 and December 31, 2016, respectively.

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

Corporate Services Agreement with Golar Management (Bermuda) Limited (“GMB”). GMB a wholly-owned subsidiary of Golar which owns 100% of Golar Management acts as the registered office in Bermuda and provides corporate secretarial, registrar and administration services to us with effect from January 1, 2017. The corporate services agreement may be terminated prior to the end of its term by either party upon 30 days' notice.

Fleet management agreements
Each vessel in our fleet is subject to management agreements, pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar Management, as described below. Under these fleet management agreements, our subsidiaries pay fees to, and reimburse the costs and expenses of the vessel managers as described below.

Golar Management Limited

The vessel owning subsidiaries (or disponent owners of the vessels) have each entered into separate vessel management agreements directly (or in the case of Golar Mazo, indirectly) with Golar Management to manage the vessels in accordance with sound and commercial technical vessel management practice, so far as practicable.

For Golar Mazo, the vessel management agreement is between Faraway and Aurora Management Inc. (“Aurora Management”), in which the Partnership has a 90% ownership interest, but which Aurora Management has indirectly subcontracted to Golar Management. In February 2018, Faraway and Golar Management entered into a new vessel management agreement, thus terminating the previous vessel management agreement between Faraway and Aurora Management.

The aggregate management fees payable under these fleet management agreements for each of the years ended December 31, 2017, 2016, and 2015 was $5.9 million, $6.5 million, and $7.6 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement. The vessel management agreement may be terminated prior to the end of its term by us upon 30 days' notice.

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

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona). PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona received a fee of $0.5 million, $0.4 million and $0.4 million for the years ended December 31, 2017, 2016 and 2015, respectively. This fee is subject to review annually and revision by mutual agreement of the parties. The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination.

See “Item 4—Information on the Partnership—B. Business Overview” for the services provided by the management companies.

Other Related Party Transactions

Vessel Acquisitions and Related Transactions

Eskimo Acquisition

In January 2015, we acquired from Golar interests in the companies that own and operate the Golar Eskimo for a purchase price of $388.8 million less assumed bank debt of $162.8 million (the “Golar Eskimo Acquisition”). In connection with the Golar Eskimo Acquisition, we entered into an agreement with Golar pursuant to which it paid to us an aggregate amount of $22.0 million in six equal monthly installments for the period January 1, 2015 to June 30, 2015 for the right to use the Golar Eskimo. We in return remitted to Golar $12.9 million of hire payments actually received with respect to the vessel during this period.

We financed a portion of the cash purchase price of the Golar Eskimo Acquisition with the proceeds of the Eskimo Vendor Loan that required repayment within two years (with a prepayment incentive fee of up to 1.0% of the loan amount) and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%. The loan was repaid in full in November 2015.
Tundra Acquisition

On May 23, 2016, we acquired from Golar the disponent owner and operator of the FSRU, the Golar Tundra, for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) which provided, among others, that in the event the Golar Tundra had not commenced service under the charter by May 23, 2017, we had the option (the “Tundra Put Right”) to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. Due to the existence of the Tundra Put Option, Golar continued to consolidate Tundra Corp, and thus, the results of operations and the assets and liabilities of Tundra Corp were not reflected in our financial statements. The Golar Tundra's project made limited progress and on May 30, 2017, we elected to exercise the Tundra Put Right. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on October 17, 2017. We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date, in return for an option (which we have exercised) to purchase an interest in the Hilli.

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to Tundra SPV for $254.6 million and subsequently leased back the vessel under a bareboat charter. Following the Tundra Put Sale, Golar is the primary guarantor of the obligations of Tundra Corp (now a wholly-owned subsidiary of Golar) under the Tundra Lease. We, however, are a party to a guarantee pursuant to which we are the deficiency guarantor of Tundra Corp’s obligations under the Tundra Lease. This means that in the event that Tundra Corp is in default of its obligations under the Tundra Lease and Golar, as the primary guarantor, is unable to settle any liabilities due within five business days, Tundra SPV may recover such amounts from us, as the deficiency guarantor. Monthly payments under the Tundra Lease are approximately $2.0 million. Under a separate side agreement, Golar has agreed to indemnify us for any costs incurred in our capacity as the deficiency guarantor.

Hilli Acquisition

On August 15, 2017, we entered into the Hilli Purchase Agreement to acquire from Golar and affiliates of Keppel and B&V 50% of the common units in Hilli LLC, which will, on the closing date of the Hilli Acquisition, indirectly own the Hilli. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we will receive interest at a rate of 5% per annum. The closing of the Hilli Acquisition is subject to the satisfaction of certain closing conditions which include, vessel acceptance by the customer of the Hilli. We expect the closing of the Hilli Acquisition to occur on or around April 30, 2018. However, in the event that acceptance happens beyond April 30, 2018, the parties have agreed to extend the Hilli dropdown deadline until May 31, 2018.

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

Dividends to China Petroleum Corporation

During the years ended December 31, 2017, 2016 and 2015, Faraway Maritime Shipping Co. (owns and operates the Golar Mazo), which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $7.0 million, $12.4 million, and $11.4 million, respectively.

Dividends to Golar

We have declared and paid quarterly distributions totaling $52.3 million, $54.7 million and $52.1 million to Golar for each of the years ended December 31, 2017, 2016 and 2015, respectively.

Please refer to Note 24 “Related Party Transactions” to our Consolidated Financial Statements included herein for additional information.

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

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. We have filed a Judicial Review with the Supreme Court of Indonesia in February 2018 and we are awaiting the decision on the case. In the event that the revocation of the waiver is upheld by the Supreme Court and a liability arises, which we do not believe to be probable, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

HMRC has been challenging us regarding the use of UK lease structure relating to the Methane Princess. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30 million (£22.5 million). Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Golar are currently in conversation with HMRC on this matter, presenting the factual background of Golar's position.

For further details, please refer to Note 25 “Other Commitments and Contingencies” to our Consolidated Financial Statements included herein.

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

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. As of April 6, 2018, Golar owned our general partner and 30.4% of our common units.

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

•
PTGI is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PTGI has positive retained earnings. For the year ended December 31, 2017, PTGI paid $1.2 million of dividends to PT Pesona.

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

During the year ended December 31, 2017, the aggregate amount of cash distributions paid was $161.1 million.

In February 2018, we paid a cash distribution of $0.5775 per common and general partner units in respect of the three months ended December 31, 2017. The aggregate amount of the distribution was $41.5 million.

Series A Preferred Units

Series A Preferred Units rank senior to our common units as to the payment of distribution. Distributions on Series A preferred units are payable out of amounts legally available therefor at an initial rate equal to 8.75% per annum of the stated liquidation preference. Distributions are payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by our board of directors.

The first distribution on the Series A Preferred Units was paid on February 15, 2018 in an amount equal to $0.63802 per unit, representing accumulated distributions from October 31, 2017, the original issuance date of the Series A Preferred Units through February 14, 2018. The aggregate amount of the distribution was $3.5 million. Refer to Note 27 “Equity—Series A Preferred Units” to our consolidated financial statements.

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

As of November 14, 2017 we had paid a distribution of available cash from operating surplus equal to $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Accordingly, we issued 50% of the Earn-Out Units—374,295 common units and 7,639 general partner units—to Golar and the general partner, respectively. The remaining Earn-Out Units will be issued if we pay a distribution of available cash from operating surplus equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. See Note 27 “Equity—Exchange of Incentive Distribution Rights” to our consolidated financial statements.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the common unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels under the New IDRs. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.5775	98%	2%	0%
First Target Distribution	Up to $0.6641	98%	2%	0%
Second Target Distribution	Above $0.6641 up to $0.7219	85%	2%	13%
Third Target Distribution	Above $0.7219 up to $0.8663	75%	2%	23%
Thereafter	Above $0.8663	50%	2%	48%

B.            Significant Changes

Not applicable.

Item 9.                                   The Offer and Listing

C.            Markets

Our common units started trading on The Nasdaq Global Market under the symbol “GMLP” on April 8, 2011.

The following table sets forth the high and low prices for the common units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2017	$25.82	$18.77
Year ended December 31, 2016	$24.76	$8.02
Year ended December 31, 2015	$32.28	$7.55
Year ended December 31, 2014	$39.35	$26.54
Year ended December 31, 2013	$36.00	$27.55

Second quarter 2018 (1)	$17.78	$16.78
First quarter 2018	$23.46	$16.82
Fourth quarter 2017	$23.33	$19.62
Third quarter 2017	$23.28	$19.61
Second quarter 2017	$23.49	$18.77
First quarter 2017	$25.82	$21.25
Fourth quarter 2016	$24.76	$18.32
Third quarter 2016	$20.60	$17.38
Second quarter 2016	$19.93	$14.00
First quarter 2016	$16.63	$8.02

Month ended April 30, 2018 (1)	$17.78	$16.78
Month ended March 31, 2018	$19.76	$16.82
Month ended February 28, 2018	$22.23	$18.49
Month ended January 31, 2018	$23.46	$21.77
Month ended December 31, 2017	$23.32	$19.62
Month ended November 30, 2017	$22.27	$19.72
Month ended October 31, 2017	$23.33	$21.58

(1) For the period from April 1, 2018 through April 6, 2018.

Our Series A Preferred Units started trading on The Nasdaq Global Market under the symbol “GMLPP” on October 26, 2017. The following table sets forth the high and low prices for the Series A Preferred Units on the Nasdaq since the date of listing for the periods indicated.

	High	Low
Year ended December 31, 2017	$26.05	$24.68

Second quarter 2018 (1)	$25.45	$25.19
First quarter 2018	$26.70	$25.00
Fourth quarter 2017	$26.05	$24.68

Month ended April 30, 2018 (1)	$25.45	$25.19
Month ended March 31, 2018	$25.60	$25.09
Month ended February 28, 2018	$26.70	$25.00
Month ended January 31, 2018	$26.53	$25.59
Month ended December 31, 2017	$26.05	$25.06
Month ended November 30, 2017	$25.53	$24.92
Month ended October 31, 2017	$25.50	$24.68
(1) For the period from April 1, 2018 through April 6, 2018.

 Item 10.                            Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to (i) our Registration Statement on Form 8-A filed with the SEC on October 31, 2017 and (ii) our Registration Statement on Form 8-A/A filed with the SEC on November 13, 2017.

C.            Material Contracts

The following is a summary of each material contract (other than material contracts entered into in the ordinary course of business), to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

1.
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.  See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

2.
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

4.
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower. PT Golar Indonesia, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable after 7 years. See Note 20 “Debt—NR Satu Facility” to our consolidated financial statements for a summary of certain terms.

5.
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee. We completed the issuance of NOK 1,300 million senior unsecured bonds in October 2017. The bonds bore interest at a rate equal to 3 months NIBOR plus a margin of 5.20% payable quarterly. See Note 20 “Debt—Repayment of High-Yield Bonds” to our consolidated financial statements for a summary of certain terms.

6.
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for the acquisition of the Golar Igloo for a purchase price of approximately $310.0 million less assumed debt of $161.3 million plus the fair value of the interest rate swap asset of $3.6 million and net working capital adjustments.

7.
The Purchase, Sale and Contribution Agreement dated December 15, 2014, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Eskimo for a purchase price of $330.0 million for the vessel plus $9.0 million of working capital adjustments less assumed bank debt of $108.0 million. See Note 10 “Business Combination” to our consolidated financial statements for a summary of certain terms.

8.
Time charter party agreement by and between Golar Grand Corporation and Golar Trading Corporation, with respect to the Golar Grand, dated as of May 27, 2015. See Note 24 “Related Party Transactions” to our Consolidated Financial Statements for a summary of certain terms.

9.
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See Note 20 “Debt—2015 Norwegian Bonds” to our consolidated financial statements for a summary of certain terms.

10.
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Tundra Acquisition”.

11.
Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar Eskimo Corp, and a subsidiary of China Merchants Bank Limited (Eskimo SPV), dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo. See Note 5 “Variable Interest Entities—Eskimo Corp” to our consolidated financial statements for a summary of certain terms.

12.
Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar LNG NB13 Corporation, and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Tundra Acquisition”.

13.
Supplemental Agreement by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated April 28, 2016, as supplement to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Tundra Acquisition”.

14.
Letter Agreement dated May 17, 2016, the Second Letter Amendment dated September 26, 2016 and the Third Letter Agreement dated May 30, 2017, by and between Golar Partners Operating LLC and Golar LNG Limited. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Tundra Acquisition” and Note 24 “Related Party Transactions” to our consolidated financial statements for a summary of certain terms.

15.
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, the First Supplemental Letter to Facilities Agreement, dated April 27, 2016, the Second Supplemental Letter to Facilities Agreement, dated May 22, 2017, the Third Supplemental Letter to Facilities Agreement, dated June 29, 2017 and the Fourth Supplemental Letter to Facilities Agreement, dated January 16, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto. See Note 20 “Debt—$800 million credit facility” to our consolidated financial statements for a summary of certain terms.

16.
Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC.  See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

17.
Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016, as amended. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

18.
Exchange Agreement by and among Golar LNG Partners LP, Golar GP LLC and Golar LNG Limited, dated October 13, 2016. See Note 27 “Equity—Exchange of Incentive Distribution Rights” to our consolidated financial statements for a summary of certain terms.

19.
Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See See Note 20 “Debt—2017 Norwegian Bonds” to our consolidated financial statements for a summary of certain terms.

20.
Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017, as amended relating to acquisition of interest in Hilli LLC. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

21.
Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.”

22.
Indemnity Letter, dated as of October 17, 2017, by and between Golar LNG Partners LP and Golar LNG Limited, pursuant to which Golar LNG Limited agreed to indemnify Golar LNG Partners LP for any liabilities that may arise in connection with its deficiency guarantee of the obligations of Golar Tundra Corp to Golar LNG NB13 Corporation under the sale leaseback arrangement relating to the Golar Tundra. See Note 24 “Related Party Transactions” to our consolidated financial statements for a summary of certain terms.

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
The following discussion applies only to beneficial owners of common units or Series A Preferred Units that own the units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units or Series A Preferred Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Unitholders who are partners in a partnership holding our common units or Series A Preferred Units should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of such units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.
This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units or Series A Preferred Units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units or Series A Preferred Units.
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
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common units or Series A Preferred Units that owns (actually or constructively) less than 10.0% of our equity and that is:

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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our Series A Preferred Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our Series A Preferred Units, and any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our common units. Distributions in excess of our earnings and profits allocated to our Series A Preferred Units or common units, as applicable, will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series A Preferred Units or common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units or Series A Preferred Units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends received with respect to our common units or Series A Preferred Units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units or Series A Preferred Units, as applicable, are readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common units and Series A Preferred Units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “-PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units or Series A Preferred Units for more than 60 days during the 121-day period beginning 60 days before the date on which such common units or Series A Preferred Units, as applicable become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units, as ); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units or Series A Preferred Units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units or Series A Preferred Units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any amounts received in respect of our common units or Series A Preferred Units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of the unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit, and a dividend with respect to a Series A Preferred Unit that is equal to or in excess of 5.0% of the unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such preferred unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units or Series A Preferred Units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.
Medicare Tax on Net Investment Income
Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our units.
Sale, Exchange or Other Disposition
Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units or Series A Preferred Units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such common units or Series A Preferred Units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on such units that are treated as non-taxable returns of capital, as discussed above under “—Distributions.” Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.
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

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. This belief is based on certain valuation and projections regarding our assets, income, charters and other commercial agreements, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units or Series A Preferred Units will be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in the common units or Series A Preferred Units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units or Series A Preferred Units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units or Series A Preferred Units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units or Series A Preferred Units, as applicable, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units or Series A Preferred Units at the end of the taxable year over the holder’s adjusted tax basis in such units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units or Series A Preferred Units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units or Series A Preferred Units, as applicable would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units or Series A Preferred Units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of such units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units or Series A Preferred Units;

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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units or Series A Preferred Units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units or Series A Preferred Units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.
U.S. Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common or Series A Preferred Units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. Unitholders who are partners in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units or Series A Preferred Units should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of such units.
Distributions
Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. The after-tax amount of any effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Units
In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units or Series A Preferred Units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units or Series A Preferred Units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.
Backup Withholding and Information Reporting
In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of our common units or Series A Preferred Units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

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
We and certain of our subsidiaries are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to unitholders that are not residents or domiciled or carrying any commercial activity in the Marshall Islands, nor will such unitholders be subject to any Marshall Islands taxation on the sale or other disposition of our units.
United Kingdom Tax Consequences
The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident for tax purposes in the United Kingdom (non-UK Holders).
Prospective unitholders who are resident in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our units. For this purpose, a company incorporated outside of the United Kingdom will be treated as resident in the United Kingdom in the event its central management and control is carried out in the United Kingdom.
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
Taxation of Non-UK Holders
Under the United Kingdom Tax Acts, non-UK holders will not be subject to any United Kingdom taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the units, provided that:

•	we are not treated as carrying on a trade, profession or vocation in the United Kingdom;

•	such holders do not have a branch or agency or permanent establishment in the United Kingdom to which such units pertain; and

•	such holders do not use or hold and are not deemed or considered to use or hold their units in the course of carrying on a trade, profession or vocation in the United Kingdom.

A non-United Kingdom resident company or an individual not resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom. Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom. Consequently, we expect that non-UK Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of their units.

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

F.             Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

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

A discussion of our accounting policies for derivative financial instruments is included in Note 2 “Significant Accounting Policies” to our consolidated financial statements. Further information on our exposure to market risk is included in Note 23 “Financial Instruments” to our consolidated financial statements.

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

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance as of December 31, 2017, this would increase our interest expense by $1.2 million per annum. We have calculated our floating rate debt as the principal outstanding on our long-term bank debt and net capital lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2017, please read Note 23 “Financial Instruments” to consolidated financial statements.

Foreign currency risk. A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our Pound Sterling expenses for the year ended December 31, 2017, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.4 million. Based on our Brazilian Reais expenses for the year ended December 31, 2017, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses by approximately $0.7 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reais. Based on the crew costs for the year ended December 31, 2017, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reais would increase our crew cost by approximately $2.4 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of December 31, 2017, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a foreign exchange movement of approximately $0.9 million.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2017. Based upon that evaluation, our principal executive, financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Partnership’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2017, the Partnership’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements.

(d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                 Principal Accountant Fees and Services

In 2017 and 2016, the fees incurred by the Partnership for Ernst & Young LLP's services were as follows:

	2017	2016
Audit Fees	$1,010,092	$901,748
Tax Fees	271,295	45,009
All Other Fees	391,873	—
	$1,673,260	$946,757

Audit Fees

Audit fees for 2017 and 2016 include fees related to aggregate fees billed for professional services rendered by the principal accountant, for the audit of the Partnership’s annual financial statements and services provided by the principal accountant, in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Total audit fees incurred with respect to Ernst & Young LLP were $1.0 million and $0.9 million for 2017 and 2016, respectively.

Tax Fees

Tax fees for 2017 and 2016 are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2017.

All Other Fees

All other fees are the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

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

Item 16H.                Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

Not applicable.

Item 18.                          Financial Statements

The following financial statements, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-50.

Item 19.                          Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1**	Certificate of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
1.2**	Third Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6K filed on October 31, 2017)
2.1**
Long Term Incentive Plan, adopted May 30, 2016, providing to Employees, Consultants and Directors who perform services for the Partnership and its subsidiaries incentive compensation awards based on Units (incorporated by reference to Exhibit 4.5 to the registrant's Form S-8 filed on July 12, 2016)

2.2**
Exchange Agreement by and among Golar LNG Partners LP, Golar GP LLC and Golar LNG Limited, dated October 13, 2016 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 19, 2016)

4.1**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.1(a)**
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.2**
First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.3**	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.4**
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.5**
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Igloo (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 10, 2013)

4.6**
Purchase, Sale and Contribution Agreement of the acquisition of the Golar Eskimo dated December 15, 2014 among Golar LNG Ltd, Golar LNG Partners LP and Golar Partners Operating LLC (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 19, 2014)

4.7**
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 99.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on May 26, 2015)

4.8**
Fourth Supplemental Deed to facility agreement, made by and among DNB Bank ASA (formerly known as DnB NOR Bank ASA), Citigroup Global Markets Limited and DVB Bank SE, London Branch, as the mandated lead arrangers, the other lenders party thereto, Golar LNG 2234 LLC, as borrower, and the other parties thereto, with respect to the Maria and Freeze refinancing (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 7, 2015)

4.9**
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 2, 2016)

4.10**
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.38 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.11**
Bareboat charter by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.12**
Memorandum of Agreement by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.13**
Common Terms Agreements, by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.14**
Letter Agreement dated May 17, 2016, and Letter Agreement Amendment dated September 26, 2016, by and between Golar Partners Operating LLC and Golar LNG Limited (incorporated by reference to Exhibit 4.8 and 4.9, respectively, to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.15**
Bareboat charter by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.16**
Memorandum of Agreement by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.5 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.17**
Common Terms Agreements, by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.18**
Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC (incorporated by reference to Exhibit 4.10 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.19**
Supplemental Agreement dated April 28, 2016, by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV) to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 7, 2017)

4.20**
Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.21**
Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.22**
Third Amendment to the Letter Agreement dated May 30, 2017, by and between Golar Partners Operating LLC and Golar LNG Limited (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on June 29, 2017)

4.23**
First Supplemental Letter, dated April 27, 2016 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.24**
Second Supplemental Letter, dated May 22, 2017 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.25**
Third Supplemental Letter, dated June 29, 2017, to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.26**
Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017 (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.27*	Corporate Services Agreement by and between Golar LNG Partners and Golar Management (Bermuda) Limited, dated as of June 26, 2017
4.28*	Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015
4.29*	Indemnity Letter, dated as of October 17, 2017, by and between Golar LNG Partners LP and Golar LNG Limited
4.30*
Fourth Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated January 16, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto

4.31*	Amendment No. 1 to Management and Administrative Services Agreement, dated as of March 19, 2018, by and between Golar LNG Partners LP and Golar Management Limited
4.32*	Amendment No. 1 to Purchase and Sale Agreement, dated as of March 23, 2018, by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. And Black & Veatch International Company
4.33*
Supplemental Agreement to $175 million Facility Agreement, dated March 29, 2018, by and PT Bank Sumitomo Mitsui as the lender, Sumitomo Mitsui Banking Corporation Singapore Branch as the agent, PT Golar Indonesia as the borrower and guaranteed by Golar LNG Partners LP

8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer and Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

_________________________
*                               Filed herewith.

** Incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLAR LNG PARTNERS LP

		By:	/s/ Brian Tienzo
			Name:	Brian Tienzo
			Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer
Date:	April 16, 2018

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Partners LP (the "Partnership") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 16, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Partnership’s auditor since 2014.
London, United Kingdom
April 16, 2018

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Partners LP (the "Partnership") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2017 consolidated financial statements of the Partnership and our report dated April 16, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP
London, United Kingdom
April 16, 2018

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of $, except per unit amounts)

	Notes	2017	2016	2015
Operating revenues
Time charter revenues	6	415,679	413,230	393,132
Time charter revenues from related parties	24	17,423	28,368	41,555
Total operating revenues		433,102	441,598	434,687
Operating expenses
Vessel operating expenses	24	(68,278)	(59,886)	(65,244)
Voyage and commission expenses	24	(9,694)	(5,974)	(7,724)
Administrative expenses	24	(15,210)	(8,600)	(6,643)
Depreciation and amortization		(103,810)	(100,468)	(99,256)
Total operating expenses		(196,992)	(174,928)	(178,867)
Operating income		236,110	266,670	255,820
Other non-operating income		922	1,318	—
Financial income (expense)
Interest income	24	7,804	4,295	1,315
Interest expense	24	(75,425)	(66,938)	(61,632)
Other financial items, net	7	(7,567)	(2,745)	(17,151)
Net financial expenses		(75,188)	(65,388)	(77,468)
Income before income taxes		161,844	202,600	178,352
Income taxes	8	(16,996)	(16,858)	(5,669)
Net income		144,848	185,742	172,683
Net income attributable to non-controlling interests		(15,568)	(13,571)	(10,547)
Net income attributable to Golar LNG Partners LP Owners		129,280	172,171	162,136

General partners’ interest in net income (1)		2,544	23,135	18,469
Preferred unitholders’ interest in net income		2,080	—	—
Common unitholders’ interest in net income		124,656	139,948	106,476
Subordinated unitholders’ interest in net income		—	9,088	37,191

Earnings per unit - Common Units:
Basic	28	1.82	2.44	2.38
Diluted	28	1.80	2.43	2.38

Cash distributions declared and paid per Common unit in the year		2.31	2.31	2.30
___________________________________________

(1)	This includes net income attributable to IDR holders of $nil, $19.7 million and $15.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of $)

	Note	2017	2016	2015
Net income		144,848	185,742	172,683
Unrealized net gain/(loss) on qualifying cash flow hedging instruments:
Other comprehensive income/(loss) before reclassification (1)		94	4,263	(5,106)
Amounts reclassified from accumulated other comprehensive income/(loss) to the statement of operations	7	4,985	409	(2,533)
Net other comprehensive income/(loss)		5,079	4,672	(7,639)
Comprehensive income		149,927	190,414	165,044
Comprehensive income attributable to:
Golar LNG Partners LP Owners		134,359	176,843	154,497
Non-controlling interests		15,568	13,571	10,547
		149,927	190,414	165,044
__________________________________________
(1) There is no tax impact on any of the periods presented.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2016
 (in thousands of $)

	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents		246,954	65,710
Restricted cash and short-term deposits	16	27,306	44,927
Trade accounts receivable	11	18,255	20,444
Amounts due from related parties	24	7,625	23,914
Inventories		3,506	1,110
Other current assets	12	7,850	4,822
Total current assets		311,496	160,927
Non-current assets
Restricted cash	16	155,627	117,488
Vessels and equipment, net	13	1,588,923	1,652,710
Vessel under capital lease, net	14	105,945	111,186
Intangible assets, net	15	73,206	86,133
Amounts due from related parties	24	177,247	107,247
Other non-current assets	17	14,927	17,017
Total assets		2,427,371	2,252,708
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	20	118,850	78,101
Current portion of obligations under capital lease	21	1,276	787
Trade accounts payable		4,780	2,110
Accrued expenses	18	32,240	17,438
Other current liabilities	19	22,941	117,036
Total current liabilities		180,087	215,472
Non-current liabilities
Long-term debt	20	1,252,184	1,296,609
Obligations under capital lease	21	126,805	116,964
Other non-current liabilities	22	20,694	19,234
Total liabilities		1,579,770	1,648,279
Commitments and contingencies	25
Equity
Partners’ capital:
Common unitholders: 69,768,261 units issued and outstanding at December 31, 2017 (2016: 64,073,291)		585,440	490,564
Preferred unitholders: 5,520,000 preferred units issued and outstanding at December 31, 2017		132,991	—
General partner interest: 1,423,843 units issued and outstanding at December 31, 2017 (2016: 1,318,517)		52,600	50,942
Total partners’ capital		771,031	541,506
Accumulated other comprehensive income/(loss)		26	(5,053)
Total before non-controlling interests		771,057	536,453
Non-controlling interests		76,544	67,976
Total equity		847,601	604,429
Total liabilities and equity		2,427,371	2,252,708

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
 (in thousands of $)

	Notes	2017	2016	2015
Operating activities
Net income		144,848	185,742	172,683
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		103,810	100,468	99,256
Recognition of foreign tax losses		—	—	(4,945)
Utilization of deferred tax asset		5,086	5,308	4,076
Movement in deferred tax liability		2,085	2,064	—
Amortization of deferred charges		5,969	8,412	6,308
Unrealized foreign exchange loss/(gains)		3,657	(532)	(493)
Unit options expense	26	238	23	—
Drydocking expenditure		(20,660)	(4,060)	(15,093)
Realized loss on bond repurchase		6,327	—	—
Interest element included in obligation under capital lease		534	(1,205)	279
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable		2,189	1,126	(11,704)
Inventories		458	230	(642)
Other current assets and non-current assets		(2,240)	(5,305)	3,188
Amounts due to/(from) related parties		17,856	(17,512)	(18,071)
Trade accounts payable		1,417	(1,700)	902
Accrued expenses		9,889	(4,746)	(4,578)
Restricted cash		(5)	(129)	(7,686)
Other current liabilities		(10,455)	(6,952)	(11,250)
Net cash provided by operating activities		271,003	261,232	212,230
Investing activities
Additions to vessels and equipment		(426)	—	(3,667)
Acquisition of Golar Eskimo, net of cash acquired (1)		—	—	(5,971)
Deposits made in connection with acquisitions from Golar	24	(70,000)	(107,247)	—
Short-term debt granted to related parties		—	—	(50,000)
Repayment of short-term debt granted to related parties		—	—	50,000
Restricted cash		—	—	10,372
Net cash (used in)/provided by investing activities		(70,426)	(107,247)	734
Financing activities
Proceeds from long-term debt	20	375,000	815,000	644,070
Repayments of long-term debt (including related parties)		(228,816)	(770,422)	(707,202)
Repurchase of high yield bonds and related swaps		(234,197)	—	—
Repayments of obligation under capital lease		(821)	(122)	—
Financing arrangement fees and other costs		(5,377)	(13,521)	(6,628)
Proceeds from issuances of equity, net of issue costs	27	255,040	—	—
Common units repurchased and canceled	27	—	(495)	(5,970)
Restricted cash		(12,102)	7,627	(31,248)
Cash distributions paid		(161,060)	(154,668)	(152,898)
Dividends paid to non-controlling interests		(7,000)	(12,360)	(11,400)
Net cash used in financing activities		(19,333)	(128,961)	(271,276)
Net increase/(decrease) in cash and cash equivalents		181,244	25,024	(58,312)
Cash and cash equivalents at beginning of year		65,710	40,686	98,998
Cash and cash equivalents at end of year		246,954	65,710	40,686

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid		62,670	58,005	52,814
Income taxes paid		4,470	5,278	5,124
________________________________________________________
(1)  In addition to the cash consideration paid for the acquisition of the Golar Eskimo in 2015, there was non-cash consideration in relation to the assumption of bank debt of $162.8 million. (See note 10).

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of $)

		Partners’ Capital				Accumulated Other Comprehensive Income/ (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
	Note	Preferred Units	Common Units	Subordinated Units	General Partner Units and IDRs (2)
Consolidated balance at December 31, 2014		—	490,824	12,063	33,320	(2,086)	534,121	67,618	601,739
Net income		—	106,476	37,191	18,469	—	162,136	10,547	172,683
Cash distributions (1)		—	(104,797)	(36,605)	(11,496)	—	(152,898)	—	(152,898)
Non-controlling interest dividends		—	—	—	—	—	—	(11,400)	(11,400)
Other comprehensive loss		—	—	—	—	(7,639)	(7,639)	—	(7,639)
Common units repurchased and canceled		—	(5,970)	—	—	—	(5,970)	—	(5,970)
Consolidated balance at December 31, 2015		—	486,533	12,649	40,293	(9,725)	529,750	66,765	596,515
Net income		—	139,948	9,088	23,135	—	172,171	13,571	185,742
Cash distributions (1)		—	(124,400)	(18,422)	(11,846)	—	(154,668)	—	(154,668)
Non-controlling interest dividends		—	—	—	—	—	—	(12,360)	(12,360)
Other comprehensive income		—	—	—	—	4,672	4,672	—	4,672
Common units repurchased and canceled		—	(495)	—	—	—	(495)	—	(495)
Conversion of subordinated units	27	—	3,315	(3,315)	—	—	—	—	—
Grant of unit options		—	23	—	—	—	23	—	23
Exchange of IDRs	27	—	(14,360)	—	(640)	—	(15,000)	—	(15,000)
Consolidated balance at December 31, 2016		—	490,564	—	50,942	(5,053)	536,453	67,976	604,429
Net income		2,080	124,656	—	2,544	—	129,280	15,568	144,848
Cash distributions (1)		(2,080)	(157,840)	—	(3,221)	—	(163,141)	—	(163,141)
Non-controlling interest dividends		—	—	—	—	—	—	(7,000)	(7,000)
Other comprehensive income		—	—	—	—	5,079	5,079	—	5,079
Net proceeds from issuance of common units		—	119,902	—	2,214	—	122,116	—	122,116
Conversion of earn-out units		—	7,920	—	121	—	8,041	—	8,041
Net proceeds from issuance of preferred units	27	132,991	—	—	—	—	132,991	—	132,991
Grant of unit options		—	238	—	—	—	238	—	238
Consolidated balance at December 31, 2017		132,991	585,440	—	52,600	26	771,057	76,544	847,601
__________________________________________

(1)
This includes cash distributions to IDR holders for the years ended December 31, 2017, 2016 and 2015 of $nil, $8.8 million and $8.7 million, respectively. In addition it includes accrued distributions to Series A Preferred Unitholders for the period from issuance (October 31, 2017) to December 31, 2017.

(2)	As of December 31, 2017, the carrying value of the equity attributable to the IDR holders was $32.5 million (2016: $32.5 million)

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

We completed our initial public offering (“IPO”) in April 2011. Our common units are traded on the NASDAQ under the symbol: GMLP.

As of December 31, 2017 and 2016, Golar held 30.4% and 32.5% of our common units, respectively. In addition, as of December 31, 2017 and 2016, Golar held a 2% general partner interest in us and 100% of our incentive distributions rights (“IDRs”).

As of December 31, 2017 and 2016, we operated a fleet of six FSRUs and four LNG carriers. Our contracted vessels operate under charters with expiration dates between 2018 and 2025.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

A variable interest entity (“VIE”) is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, utilization and drydocking requirements.

Summary of significant accounting policies

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

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels. Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Repositioning fees (included in time and voyage charter revenues) received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter.

Reimbursement for drydocking costs is recognized evenly over the period to the next drydocking, which is generally five years.

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

Penalties and interest related to uncertain tax positions are recognized in “Income taxes” in the Consolidated Statements of Operations.

Comprehensive Income

As of December 31, 2017, 2016 and 2015, our accumulated other comprehensive loss relates to unrealized net losses on qualifying cash flow hedges.

(in thousands of $)	2017	2016	2015
Unrealized net loss on qualifying cash flow hedging instruments	26	(5,053)	(9,725)

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term deposits

Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and which are held as cash collateral required for certain swaps and cash held by VIE. We consider all short-term deposits as held to maturity. These deposits are carried at amortized cost. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions.

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

Vessels and equipment

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminum times the weight of the vessel noted in lightweight tons. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

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

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally every five years. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal.

Useful lives applied in depreciation are as follows:

Vessels (excluding converted FSRUs)	40 years
Vessels - Converted FSRUs	20 years from conversion date
Drydocking expenditure	5 years
Mooring equipment	11 years

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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan under the effective interest method. Amortization of debt issuance cost is included in interest expenses. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

Provisions

In the ordinary course of business, we are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency was present at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If we have determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in the balance sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other non-current assets” in the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. We have adopted hedge accounting for certain of our interest rate swaps (including our cross currency interest rate swap) arrangements designated as cash flow hedges. For derivative instruments that are not designated or do not qualify as hedges, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in “Other financial items, net”.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements that have been issued but not adopted

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2014-09 “Revenue from Contracts With Customers (Topic 606)” and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective on either a full or modified retrospective basis for us on January 1, 2018. There will be no impact on the adoption of this standard on our Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)” and subsequent amendments. The standard requires a lessee to recognize right-of-use assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months and introduces additional disclosure requirements. Lessors are required to classify leases as sales-type, finance or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Classification for both lessees and lessors will be based on an assessment of whether risks and rewards as well as substantive control have been transferred through a lease contract. The standard will become effective on a modified retrospective basis for us on January 1, 2019. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures. Due to the transition provisions for lessors, the most significant impact of the adoption of this standard will be the recognition of lease assets and lease liabilities on our balance sheet for those leases where we are a lessee that are currently classified as operating leases.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”, which among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. The guidance is effective on a retrospective basis for us on January 1, 2018 and results in presentational changes to our Consolidated Statement of Cash Flows.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. The guidance is effective on a retrospective basis for us on January 1, 2018 and results in presentational changes to our Consolidated Statement of Cash Flows and related disclosures.

In January 2017, the FASB issued ASU 2017-01 “Business Combinations (Topic 805): Clarifying the Definition of a Business” which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective on a prospective basis for us on January 1, 2018. As a result, this increases the likelihood that future vessel dropdowns may be considered the acquisition of an asset rather than a business combination. However, this will be dependent upon the facts and circumstances of each prospective transaction. We do not expect material impact on the adoption of this guidance on our Consolidated Financial Statements and disclosures for prospective dropdowns will be significantly reduced.

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2017. Unless otherwise indicated, we own 100% of each subsidiary.

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

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of December 31, 2017 and 2016, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

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

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of December 31, 2017 and 2016, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of December 31, 2017:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of December 31, 2017 is shown below:

(in $ thousands)	2018	2019	2020	2021	2022	After 2022
Golar Eskimo*	25,930	25,798	25,026	23,919	22,789	58,826

*The payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin but excludes the repurchase obligation at the end of lease term.

The most significant impact of consolidation of Eskimo SPV’s assets and liabilities on our consolidated balance sheet is as follows:

(in $ thousands)	2017	2016
Liabilities
Long-term debt (refer to note 20)	212,084	232,931

The most significant impact of consolidation of Eskimo SPV’s operations on our consolidated statement of operations is interest expense of $8.2 million and $8.0 million for the years ended December 31, 2017 and 2016, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our consolidated statement of cash flows is net cash of $20.8 million and $21.1 million used in financing activities for the years ended December 31, 2017 and 2016, respectively.

Tundra Corp

In May 2016, we acquired from Golar all of the shares of Tundra Corp. (“Tundra Corp”), the disponent owner and operator of the FSRU, the Golar Tundra, for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments (the “Tundra Acquisition”). Concurrent with the closing of the Tundra Acquisition, we entered into the Tundra Letter Agreement pursuant to which Golar agreed to pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”). In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provided that in the event the Golar Tundra had not commenced service under the charter by May 23, 2017, we had the option (the “Tundra Put Right”) to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Purchase Price”). Accordingly, we determined that (i) Tundra Corp is a VIE and (ii) Golar is and has been the primary beneficiary of Tundra Corp. Thus, Tundra Corp was not consolidated into our financial statements.

The Golar Tundra was expected to commence operations in the second quarter of 2016. However, due to delays in the LNG project that the Golar Tundra was to serve, this did not occur. On May 30, 2017, we exercised the Tundra Put Right to require Golar to repurchase Tundra Corp at a price equal to the original purchase price in the Tundra Acquisition. The closing of the Tundra Put Right occurred on October 17, 2017.

PTGI

We consolidate PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

The following table summarizes the balance sheets of PTGI as of December 31, 2017 and 2016:

(in thousands of $)	2017	2016
ASSETS
Cash	16,016	14,124
Restricted cash (see note 16)	10,270	10,361
Vessels and equipment, net*	269,624	290,638
Other assets	4,348	12,121
Total assets	300,258	327,244

LIABILITIES AND EQUITY
Accrued liabilities	11,675	9,989
Current portion of long-term debt	19,759	13,633
Amounts due to related parties	107,838	135,809
Non-current debt	82,741	102,500
Other liabilities	515	68
Total liabilities	222,528	261,999
Total equity	77,730	65,245
Total liabilities and equity	300,258	327,244

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

PTGI paid dividends to PT Pesona amounting to $1.2 million, $6.1 million and $nil during the years ended December 31, 2017, 2016 and 2015, respectively.

6. SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. In prior years, we reported that we operated in one reportable segment, “LNG Market”; however, based on our maturity (following expiration of a number of long-term charters) in tandem with management’s strategic objectives, and changes in our methods of internal reporting and management structure, management has concluded that we provide two distinct services and operate in the following two reportable segments: LNG carriers and FSRUs.

•	LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers; and

•	FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs.

The split of the organization of our business into two reportable segments is based on differences in our current management structure and reporting, economic characteristics, customer base, asset class and contract structure. Segment results are evaluated based on operating income. There are no transactions between reportable segments. The accounting principles for the segments are the same as for our consolidated financial statements.

As a result of the change to two reportable segments, the segment information for the years ended December 31, 2016 and 2015 have been retrospectively restated.

	2017				2016				2015
(in thousands of $)	FSRU	LNG Carrier	Unallocated/ Elimination (1)	Total	FSRU	LNG Carrier	Unallocated/ Elimination (1)	Total	FSRU	LNG Carrier	Unallocated/ Elimination (1)	Total

Statement of operations:
Operating revenues	316,599	116,503	—	433,102	322,373	119,225	—	441,598	307,344	127,343	—	434,687
Depreciation and amortization	(80,762)	(23,048)	—	(103,810)	(78,025)	(22,443)	—	(100,468)	(77,036)	(22,220)	—	(99,256)
Other operating expenses (2)	(66,364)	(26,818)	—	(93,182)	(54,706)	(19,754)	—	(74,460)	(54,481)	(25,130)	—	(79,611)
Operating income	169,473	66,637	—	236,110	189,642	77,028	—	266,670	175,827	79,993	—	255,820
Other non-operating income	922	—	—	922	1,318	—	—	1,318	—	—	—	—

Balance sheet:
Total assets (3)	1,149,595	545,225	732,551	2,427,371	1,206,186	557,682	488,840	2,252,708	1,271,650	575,725	384,287	2,231,662
Capital expenditure (4)	11,226	11,215	—	22,441	344	5,026	—	5,370	309,225	2,043	—	311,268

(1) Relates to items not allocated to a segment, but included for reconciliation purposes; and eliminations required for consolidation purposes.
(2) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels).
(3) Total assets by segment refers to our principal asset being that of our vessels.
(4) The capital expenditure for the FSRU segment in the year ended December 31, 2015 includes the fair value of the FSRU, the Golar Eskimo, acquired as part of a business combination (see Note 10).

Revenues from external customers

During 2017, our fleet operated under time charters with ten charterers, including, among others, Petrobras, PT Nusantara Regas (“PTNR”), the Hashemite Kingdom of Jordan (“Jordan”), Kuwait National Petroleum Company (“KNPC”) and Dubai Supply Authority (“DUSUP”). Petrobras is a Brazilian energy company. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. Pertamina is the state-owned oil and gas company of Indonesia. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates.

In the years ended December 31, 2017, 2016 and 2015, revenues from each of the following customers (included in the FSRU segment) accounted for over 10% of our consolidated revenues:

(in thousands of $)	2017		2016		2015
Petrobras	94,588	22%	103,368	23%	100,052	23%
PTNR	72,495	17%	67,774	15%	67,325	15%
Jordan	57,144	13%	57,112	13%	37,750	9%
KNPC	47,645	11%	47,654	11%	47,402	11%
DUSUP	44,726	10%	46,465	11%	41,970	10%

Geographical segment data

The following geographical data presents our revenues from customers and fixed assets with respect only to our FSRUs, while operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries:

Revenues (in thousands of $)	2017	2016	2015
Brazil	94,588	103,368	100,052
Indonesia	72,495	67,774	67,325
Jordan	57,144	57,112	37,750
Kuwait	47,645	47,654	47,402
United Arab Emirates	44,726	46,465	41,970

Fixed assets (in thousands of $)	2017	2016
Brazil	223,900	347,366
Jordan	269,846	278,588
Kuwait	259,310	267,055
Indonesia	177,205	191,139
United Arab Emirates	108,776	122,078

7. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2017	2016	2015
Mark-to-market adjustment for interest rate swap derivatives	12,074	9,893	655
Interest expense on un-designated interest rate swaps	(7,554)	(10,824)	(14,385)
Losses on repurchase of 2012 High-Yield Bonds and related cross currency interest rate swap (1)	(6,506)	—	—
Premium paid on repurchase of 2012 High Yield Bond	(2,820)	—	—
Financing arrangement fees and other costs	(1,283)	(1,468)	(1,694)
Foreign exchange (loss)/gain on capital lease obligations and related restricted cash	(659)	945	492
Mark-to-market adjustment on Earn-Out Units (2)	(441)	—	—
Foreign exchange loss on operations	(378)	(1,291)	(2,235)
Mark-to-market adjustment for currency swap derivative	—	—	16
Total	(7,567)	(2,745)	(17,151)

(1) This includes foreign exchange loss of $6.2 million arising from the repurchase of our 2012 High-Yield Bonds and the reclassification of a $5.0 million loss from the Accumulated Other Comprehensive Loss upon cessation of hedge accounting for the related cross currency interest rate swap. This is partially offset by the $4.7 million mark to market gain on the cross currency interest rate swaps.
(2) This relates to the mark-to-market movement on the Earn-Out Units issued in connection with the IDR reset transaction in October 2016 which were recognized as a derivative liability in our consolidated balance sheet. See notes 23 and 27.

8. INCOME TAXES

The components of income tax expense/(credit) are as follows:

(in thousands of $)	2017	2016	2015
Current tax expense/(credit):
United Kingdom	469	411	(1,098)
Indonesia	5,584	5,579	3,641
Brazil	1,160	1,350	716
Kuwait	2,144	2,146	2,133
Barbados	468	—	—
Total current tax expense	9,825	9,486	5,392
Deferred tax expense/(income):
Indonesia	5,086	5,304	(869)
Jordan	2,085	2,068	1,146
Total income tax expense	16,996	16,858	5,669

The income taxes for the years ended December 31, 2017, 2016 and 2015 differed from the amounts computed by applying the Marshall Islands statutory income tax rate of 0% as follows:

(In thousands of $)	2017	2016	2015
Effect of change on uncertain tax positions relating to prior year	685	133	(1,894)
Effect of recognition of deferred tax asset	—	—	(4,945)
Effect of taxable income in various countries	16,311	16,725	12,508
Total tax expense	16,996	16,858	5,669

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

United Kingdom

Current taxation charge of $0.5 million and $0.4 million and credit of $1.1 million for the years ended December 31, 2017, 2016 and 2015, respectively, relate to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by our UK subsidiary companies and are comprised of revenues from the operation of certain of our vessels. The statutory rate in the United Kingdom as of December 31, 2017 was 19%.

Brazil

Current taxation charges of $1.2 million, $1.4 million and $0.7 million for the years ended December 31, 2017, 2016 and 2015, respectively, refer to taxation levied on the operations of our Brazilian subsidiary.

Indonesia

Current taxation charges of $5.6 million, $5.6 million and $3.6 million for the years ended December 31, 2017, 2016 and 2015, respectively, refer to taxation levied on the operations of our Indonesian subsidiary. The statutory rate in Indonesia as of December 31, 2017 was 25%.

We record deferred income taxes to reflect the movement in the historical net operating losses. The deferred tax asset relating to these losses has been utilized during 2017, resulting in a closing deferred tax asset balance of $nil as of December 31, 2017.

Kuwait

Current taxation charges of $2.1 million, for each of the years ended December 31, 2017, 2016 and 2015, respectively, relates to taxation levied on our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC. The statutory rate in Kuwait as of December 31, 2017 was 15%.

Jordan

Deferred tax relates to tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The net deferred tax expense for the year ended December 31, 2017 is principally related to differences in depreciation and net operating losses. We recorded a deferred tax asset of $0.2 million in relation to net operating losses and a deferred tax liability of $5.5 million relating to differences in depreciation resulting in a net deferred tax liability of $5.3 million in the year ended December 31, 2017.

Barbados
Current tax charge of $0.5 million for the year ended December 31, 2017 refer to taxation charges levied on the operations of our Barbados branches.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

Jurisdictions open to examination

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
UK	2015
Brazil	2012
Indonesia	2016
Kuwait	2017
Jordan	2015
Barbados	2017

Interest and penalties charged to “Income taxes” in our statement of operations amounted to $0.6 million, $1.1 million and $nil for the years ended December 31, 2017, 2016 and 2015 respectively.

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Deferred taxes are classified as follows:

Indonesia

(in thousands of $)	2017	2016
Deferred tax asset	—	5,086

Jordan

(in thousands of $)	2017	2016
Deferred tax asset	250	534
Deferred tax liability	(5,545)	(3,744)
Net deferred tax liability	(5,295)	(3,210)

As of December 31, 2017, the total deferred tax asset of $0.2 million related to net operating loss (“NOL”) carryforwards generated from our Jordan operations which amounted to $5.0 million. These can be used to offset future taxable income which will expire in 2020 if not utilized.

As of December 31, 2017, a deferred tax liability of $5.5 million was recognized in respect of the tax depreciation in excess of the accounting depreciation for the Golar Eskimo. The deferred tax asset on Jordan losses is netted off against the deferred tax liability, to arrive at a net deferred tax liability of $5.3 million.

A reconciliation of deferred tax assets and deferred tax liability, net, are shown below:

Indonesia

(in thousands of $)	2017	2016	2015
Balance at January 1	5,086	10,393	9,524
Adjustment in respect of prior year	(836)	—	—
Recognition of deferred tax assets on previously unrecognized losses	—	—	4,945
Utilization of tax losses	(4,250)	(5,307)	(4,076)
Balance at December 31	—	5,086	10,393

Jordan

(in thousands of $)	2017	2016
Balance at January 1	(3,210)	(1,146)
Adjustment in respect of prior year	—	150
Utilization of tax losses	(284)	(409)
Recognition of deferred liability on fixed asset temporary differences	(1,801)	(1,805)
Balance at December 31	(5,295)	(3,210)

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or (ii) in the case of PTGI, the Partnership intends to utilize surplus earnings to reduce borrowings or reinvest its earnings, as opposed to making any distribution.

Expiration of net operating losses carried forward relating to the Golar Eskimo are as follows:

(in thousands of $)	Amount	Date of expiration
Net operating losses in 2015 (Golar Eskimo)	4,991	2020

9. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2017, were as follows:

Year ending December 31, (in thousands of $)	Total
2018	301,555	(1)
2019	225,500
2020	214,441
2021	213,855
2022 and thereafter	268,940
Total	1,224,291
____________________________________
(1) On July 12, 2017, we agreed to certain amendments with the charterer of the Golar Freeze, DUSUP, to shorten the charter by a year, to end in April 2019 and to remove DUSUP's termination for convenience rights and extension option rights which ran to 2024. We have the right to terminate our obligations under the charter while continuing to receive the capital element of the charter hire until April 2019.

Minimum lease revenues are calculated based on certain assumptions such as those relating to expected off-hire days and, for those days on-hire, estimates of the operating component of the charter rate (where applicable) which includes assumptions as to forecast foreign currency rates, changes in the specified consumer price index, among others.

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

The cost and accumulated depreciation of vessels leased to charterers at December 31, 2017 and 2016 were $1,742.2 million and $2,436.4 million; and $484.8 million and $672.5 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

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

Our board of directors (the "Board") and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price for this transaction. The Conflicts Committee retained a financial adviser to assist in the evaluation of this transaction.

Golar Eskimo

The details of the Golar Eskimo acquisition are as follows:

Golar Eskimo
(in thousands of $)	January 20, 2015
Purchase consideration (1)	226,010
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	292,872
Intangible asset	95,520
Cash	298
Other assets and liabilities	150
Long-term debt	(162,830)
Subtotal	(226,010)
Difference between the purchase price and fair value of net assets acquired	—
__________________________________________
(1) The purchase consideration comprised the following:

(in thousands of $)	Golar Eskimo
Loan from Golar	220,000
Cash consideration paid to Golar	7,170
Purchase price adjustments	(1,160)
226,010

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

Unaudited
(in thousands of $, except per unit data)	2015
Revenues	435,573
Net income	163,022

11. TRADE ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, there was no provision for doubtful accounts.

12. OTHER CURRENT ASSETS

(in thousands of $)	2017	2016
Prepaid expenses	5,137	2,365
Other receivables	2,713	2,457
	7,850	4,822

13. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2017	2016
Cost	2,259,132	2,267,819
Accumulated depreciation	(670,209)	(615,109)
Net book value	1,588,923	1,652,710

Depreciation and amortization expense for the years ended December 31, 2017, 2016 and 2015 was $86.0 million, $82.6 million and $81.9 million, respectively.

Drydocking costs of $88.5 million and $97.7 million are included in the vessel cost for December 31, 2017 and 2016, respectively. Accumulated amortization of those costs at December 31, 2017 and 2016 was $49.6 million and $60.3 million, respectively.

Mooring equipment of $37.8 million is included in the cost for December 31, 2017 and 2016. Accumulated depreciation of the mooring equipment at December 31, 2017 and 2016 was $20.1 million and $16.7 million, respectively.

As of December 31, 2017 and 2016, vessels and equipment with a net book value of $1,449.1 million and $1,511.2 million, respectively, were pledged as security for certain debt facilities (see note 25).
The following table presents the market values and carrying values of six of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2017. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

Vessel	2017 Market value(1)	2017 Carrying value	Deficit
(in millions of $)
Golar Winter	171.3	223.9	(52.6)
NR Satu	143.8	177.2	(33.4)
Methane Princess (2)	105.3	105.9	(0.6)
Golar Maria	97.5	187.2	(89.7)
Golar Grand	97.3	112.4	(15.1)
Golar Mazo	83.8	139.7	(55.9)

(1) Market values are determined with reference to average broker values provided by independent brokers. Broker values are considered an estimate of the market value for the purpose of determining whether an impairment trigger exists. Broker values are commonly used and accepted by our lenders in relation to determining compliance with relevant covenants in applicable credit facilities for the purpose of assessing security quality.

Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

(2) The Methane Princess is under capital lease (see note 14).

14. VESSEL UNDER CAPITAL LEASE, NET

(in thousands of $)	2017	2016
Cost	168,840	168,577
Accumulated depreciation and amortization	(62,895)	(57,391)
Net book value	105,945	111,186

As of December 31, 2017 and 2016, we operated one vessel, the Methane Princess, under a capital lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 21.

Drydocking costs of $8.3 million and $8.1 million are included in the cost amounts above as of December 31, 2017 and 2016. Accumulated amortization of those costs at December 31, 2017 and 2016 was $7.4 million and $5.8 million, respectively.

Depreciation and amortization expense for vessels under capital leases for each of the years ended December 31, 2017, 2016 and 2015 was $5.5 million.

15. INTANGIBLE ASSETS, NET

(in thousands of $)	2017	2016
Cost	114,616	114,616
Accumulated amortization	(41,410)	(28,483)
Net book value	73,206	86,133

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreements acquired in connection with the acquisition of the Golar Igloo in March 2014 and Golar Eskimo in January 2015 (see note 10). The intangible asset acquired in connection with the acquisition of the Golar Igloo is amortized over the term of the contract with KNPC of five years, which assumes that the charterer will not renew the contract. The intangible asset acquired in connection with the acquisition of the Golar Eskimo is amortized over the term of the contract initially entered into with Jordan of ten years. Both intangible assets have been assigned a zero residual value. As of December 31, 2017, there was no impairment of intangible assets.

Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $12.9 million, $13.0 million and $12.5 million respectively.

The estimated future amortization of intangible assets as of December 31, 2017 is as follows:

Year Ending December 31, (in thousands of $)
2018	12,930
2019	9,862
2020	9,135
2021	9,110
2022	9,110
2023 and thereafter	23,059
Total	73,206

16. RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash balances are as follows:

(in thousands of $)	2017	2016
Methane Princess lease security deposits (see note 21)	119,548	111,958
Restricted cash relating to the $800 million facility (see note 20)	41,656	—
Restricted cash relating to the cross currency interest rate swap (see note 23)	—	32,410
Restricted cash relating to the NR Satu facility (see notes 5 and 20)	10,270	10,361
Restricted cash held by Eskimo SPV (see note 5)	3,764	—
Restricted cash relating to performance guarantees	7,695	7,686
Total restricted cash	182,933	162,415
Less: current portion of restricted cash	(27,306)	(44,927)
Non-current restricted cash	155,627	117,488

Restricted cash does not include minimum consolidated cash balances of $30.0 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in “Cash and cash equivalents” (see note 20).

As of December 31, 2017 and 2016, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 21 was $119.5 million and $112.0 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon Pound Sterling LIBOR.

Restricted cash pursuant to the $800 million facility provides additional security to the lenders following the early termination of the Golar Spirit's charter and amendments to the Golar Freeze's existing charter. Under the amendments to the $800 million facility, the terms allow for a stepped reduction in the value of the security deposit for the Golar Spirit. The security deposit may be applied against Golar Spirit's proportion of the $800 million facility quarterly repayment. The security deposit will be reduced to $30.6 million in 2018, $23.5 million in 2019 and $16.5 million in 2020. The security deposit will be fully utilized in 2021 on the final repayment of the $800 million facility. The security deposit may be released if we are able to enter into a suitable charter (see note 20).

Restricted cash relating to the cross currency interest rate swap was released upon the redemption of our High-Yield Bonds in October 2017 (see note 20).

Restricted cash relating to Eskimo SPV represents amounts held by the VIE which are not available for use by the Partnership. We are required to consolidate Eskimo SPV under US GAAP into our financial statements as a VIE (see note 5).

As of December 31, 2017 and 2016, the value of collateral deposits required to secure performance guarantees issued to charterers on our behalf by banks was $7.7 million. These security deposits are also referred to in these financial statements as restricted cash.

17. OTHER NON-CURRENT ASSETS

(in thousands of $)	2017	2016
Mark-to-market interest rate swaps valuation (see note 23)	11,937	8,194
Deferred tax asset (see note 8)	—	5,086
Other non-current assets	2,990	3,737
	14,927	17,017

Other non-current assets consist of capitalized commission expenses and lease incentives incurred in connection with the NR Satu time charter amounting to $3.0 million and $3.7 million as of December 31, 2017 and 2016, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for each of the years ended December 31, 2017, 2016 and 2015 was $0.7 million, which are recognized mainly under “Voyage and commission expenses” in the statement of operations.

18. ACCRUED EXPENSES

(in thousands of $)	2017	2016
Interest expense	16,858	10,074
Current tax payable	7,903	1,461
Vessel operating and drydocking expenses	6,671	5,424
Administrative expenses	808	479
	32,240	17,438

Current tax payable includes provision for interest and penalties of $0.2 million and $0.8 million for the years ended December 31, 2017 and 2016, respectively.

19. OTHER CURRENT LIABILITIES

(in thousands of $)	2017	2016
Deferred revenue	9,733	13,554
Derivative - earn-out units (see notes 23 and 27)	7,400	15,000
Preferred units dividend payable (see note 27)	2,080	—
Mark-to-market interest rate swaps valuation (see note 23)	1,618	6,143
Other creditors	1,485	260
Deferred credits from capital lease transactions (see note 22)	625	625
Mark-to-market cross currency interest rate swaps valuation (see note 23)	—	81,454
	22,941	117,036

20. DEBT

(in thousands of $)	2017	2016
Total debt, net of deferred finance charges	1,371,034	1,374,710
Less: Current portion of long-term debt due to third parties, net of deferred finance charges	(118,850)	(78,101)
Long-term debt, net of deferred finance charges	1,252,184	1,296,609

Our outstanding debt as of December 31, 2017 is repayable as follows:

Year Ending December 31, (in thousands of $)
2018	122,317
2019	135,183
2020	202,000
2021	716,000
2022 and thereafter	212,084
Total debt	1,387,584
Less: deferred finance charges	(16,550)
Total debt, net deferred finance charges	1,371,034

As of December 31, 2017 and 2016, the maturity dates for our total debt were as follows:

(in thousands of $)	2017	2016	Maturity date
$800 million credit facility	672,000	740,667	2021
2015 Norwegian Bonds	150,000	150,000	2020
2017 Norwegian Bonds	250,000	—	2021
NR Satu Facility	103,500	117,800	2019
Eskimo SPV Debt	212,084	232,931	2025 *
High-Yield Bonds	—	150,452	2017
Total debt	1,387,584	1,391,850
__________________________________________
* The maturity date of the Eskimo SPV debt is based on management’s best estimate and subject to change pending the receipt of the audited financial statements of the VIE. In absence of the audited financial statements of the VIE at year end, we confirmed the maturity date directly with the SPV.

$800 million credit facility

In April 2016, we entered into an $800.0 million senior secured credit facility (the “$800 million credit facility”) with a syndicate of banks to refinance existing financing arrangements secured by seven of our existing vessels. The vessels included in this facility are the Golar Freeze, the Golar Grand, the Golar Igloo, the Golar Maria, the Golar Spirit and the Golar Winter and the Methane Princess.

The $800 million credit facility has a five year term and the initial credit facility consisted of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility was reduced by $25.0 million on September 30, 2017 and will be reduced by a further $50.0 million by September 30, 2018. As of December 31, 2017, we had fully drawn down on the revolving credit facility of $125.0 million. The term loan facility is repayable in quarterly installments with a total final balloon payment of $378.0 million together with any amounts outstanding under the revolving facility, the maximum amount of which in 2021 would be $75.0 million. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of December 31, 2017, the balance outstanding under the $800 million credit facility amounted to $672.0 million.

2015 Norwegian Bonds

In May 2015, we completed the issuance and sale of $150 million aggregate principal amount of five years non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into an economic hedge interest rate swap arrangement to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

2017 Norwegian Bonds

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our 2017 Norwegian Bonds which will mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. The 2017 Norwegian Bonds were listed on the Oslo Bors in July 2017.

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a seven year $175.0 million secured loan facility (or the NR Satu Facility). The NR Satu Facility is split into two tranches, a $155.0 million term loan facility and a $20.0 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. We drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in November 2019. In 2016, we drew down $20.0 million under the revolving facility. As of December 31, 2017, we had $103.5 million of borrowings outstanding under the NR Satu facility. The facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these consolidated financial statements as restricted cash. As of December 31, 2017, the value of the restricted cash deposit secured against the loan was $10.3 million.

Eskimo SPV Debt

In November 2015, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Eskimo to Eskimo SPV, a subsidiary of CMBL, and leased back the vessel under a bareboat charter for a monthly hire rate.

In November 2015, Eskimo SPV, which is the legal owner of the Golar Eskimo, entered into a long-term loan facility (the “Eskimo SPV Debt”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV, such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. The Eskimo SPV Debt is non-amortizing, with a final balloon payment of $212.1 million due in 2025. The facility bears interest at LIBOR plus a margin. See note 5.

Repayment of High-Yield Bonds

We used the proceeds from the issuance of our 2017 Norwegian Bonds to repay our High-Yield Bonds and related swap obligations before and on their maturity in October 2017. The High-Yield Bonds were senior bonds issued in 2012 in an initial amount of NOK1,300 million (equivalent to approximately $227 million) with a maturity date in October 2017. The bonds bore interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. In connection with the issuance of the High-Yield Bonds, in order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedged both the full redemption amount of the NOK denominated obligation and the related quarterly interest payments. We designated the swap as a cash flow hedge (see note 23).

Debt and lease restrictions

As of December 31, 2017, we were in compliance with all covenants under our existing debt and lease agreements. The following summarizes the operating and financing restrictions and covenants contained in the agreements governing our debt arrangements.

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

In addition, the NR Satu facility requires PT Golar Indonesia to maintain a minimum debt service coverage ratio of 1.10:1, at any time during the period.

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

2015 Norwegian Bonds and 2017 Norwegian Bonds

The financial covenants under the bond agreements require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	free liquid assets of at least $30 million;

•	a minimum EBITDA to debt service ratio of 1.15:1; and

•	a maximum net debt to EBITDA ratio of 6.5:1.

In addition, we are required to provide the documents and information necessary to maintain the listing and quotation of the bonds on the Oslo Bors.

21. CAPITAL LEASE

(in thousands of $)	2017	2016
Total obligations under capital lease	128,081	117,751
Less: current portion of obligations under capital lease	(1,276)	(787)
Non-current portion of obligations under capital lease	126,805	116,964

As of December 31, 2017 and 2016, we operated one vessel under a capital lease.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. We novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (the “Methane Princess Lease”). The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 16.

As of December 31, 2017, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2018	7,893
2019	8,201
2020	8,514
2021	8,846
2022	9,181
2023 and thereafter	167,783
Total minimum lease payments	210,418
Less: Imputed interest	(82,337)
Present value of minimum lease payments	128,081

The interest element of the lease rentals is accrued at a floating rate based upon Pound Sterling LIBOR.

We determined that the entity that owned the Methane Princess was a variable interest entity in which we had a variable interest and was the primary beneficiary. Upon the initial transfer of the Methane Princess to the financial institution, we measured the subsequently leased vessel at the same amount as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

22. OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2017	2016
Deferred tax liability (see note 8)	5,295	3,210
Deferred credits from capital lease transactions	15,399	16,024
	20,694	19,234

Deferred credits from capital lease transactions

(in thousands of $)	2017	2016
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(8,667)	(8,042)
	16,024	16,649
Current	625	625
Non-current	15,399	16,024
	16,024	16,649

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

Amortization for each of the years ended December 31, 2017, 2016 and 2015 was $0.6 million.

23. FINANCIAL INSTRUMENTS

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

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year Ended	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2017	1,335,307	2018	to	2023	1.07%	to	2.44%
Receiving floating, pay fixed	December 31, 2016	1,131,746	2018	to	2023	1.07%	to	2.44%

During the year ended December 31, 2017, we entered into new interest rates swaps with a notional value of $250 million.

During the year ended December 31, 2016, we entered into new interest rate swaps with a notional value of $400 million, terminated swaps with a notional value of $100 million and restructured swaps with a notional value of $200 million.

As of December 31, 2017 and 2016, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $1,335.3 million and $1,131.7 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/ (loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2017	2016	2015	2017	2016	2015
Interest rate swaps	Other financial items, net	—	(409)	2,533	(1)	(639)	411

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the statements of other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2017	2016	2015
Interest rate swaps	94	147	(174)

As of December 31, 2017 and 2016, our accumulated other comprehensive income included $0.1 million of unrealized losses on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

The amounts reclassified from accumulated other comprehensive income (loss) to “Other financial items, net” for the years ended December 31, 2017, 2016 and 2015, were $nil, a $0.4 million loss and a $2.5 million gain, respectively.

In February 2018, upon the maturity of the interest rate swap designated as a cash flow hedge, its accumulated mark-to-market losses of $0.1 million previously presented under accumulated other comprehensive income were transferred to our statement of operations under Other Financial Items.

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

A net foreign exchange loss of $0.7 million, gains of $0.9 million and $0.5 million arose in the years ended December 31, 2017, 2016 and 2015, respectively. The net foreign exchange loss of $0.7 million (2016: $0.9 million gain; 2015: $0.5 million gain) that arose in the year ended December 31, 2017 was a result of the retranslation of our capital lease obligations and the cash deposits securing those obligations.

As of December 31, 2017, and 2016 we had no foreign currency forward contracts.

Cross currency interest rate swap

As described in note 20, in 2012, we issued NOK denominated senior unsecured bonds (High-Yield Bonds). In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedged both the full redemption amount of the NOK obligation and the related quarterly interest payments. We originally designated the cross currency interest rate swap as a cash flow hedge. During the year ended December 31, 2017, we completed the repayment of the High-Yield Bonds and settled the corresponding cross-currency interest rate swap liabilities. We de-designated the cross currency interest rate swap associated with the High-Yield Bonds as a cash flow hedge from January 1, 2017. Accordingly, the amount recorded in accumulated other comprehensive income of $5.0 million was reclassified to earnings in 2017.

The net gain/(loss) recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2017	2016	2015
Cross currency interest rate swap	—	4,116	(4,933)

As of December 31, 2017, 2016 and 2015, our accumulated other comprehensive income included $nil, $5.0 million gain and $5.0 million of unrealized losses, respectively, on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year. We do not have any level 3 financial instruments.

The carrying value and estimated fair value of our financial instruments at December 31, 2017 and 2016 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2017 Carrying Value	2017 Fair Value	2016 Carrying Value	2016 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	246,954	246,954	65,710	65,710
Restricted cash and short-term deposits	Level 1	182,933	182,933	162,415	162,415
High-Yield, 2015 and 2017 Norwegian Bonds(1)	Level 1	400,000	392,445	300,452	293,484
Short-term and long-term debt—floating(2)	Level 2	987,584	987,584	1,091,398	1,091,398
Obligations under capital leases(2)	Level 2	128,081	128,081	117,751	117,751
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	11,962	11,962	8,194	8,194
Interest rate swaps liability(3)(4)	Level 2	1,618	1,618	6,143	6,143
Cross currency interest rate swap liability(3)(5)	Level 2	—	—	81,454	81,454
Earn-out units (6)	Level 2	7,400	7,400	15,000	15,000
__________________________________________

1.
This pertains to bonds with a combined carrying value of $400.0 million as of December 31, 2017 (2016: $300.5 million) which is included under long-term debt on the balance sheet. The fair value of the bonds as of December 31, 2017 was $392.4 million (2016: $293.5 million), which represents 98.1% (2016: 97.7%) of their face value. In February 2017, we completed the issuance and sale of $250 million of the 2017 Norwegian Bonds which will mature in May 2021. During 2017, we repaid our High-Yield Bonds and settled the corresponding cross-currency interest rate swap liabilities.

2.
Our debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. Debt is presented in the above table, gross of deferred financing cost of $16.6 million as of December 31, 2017 (2016: $17.1 million).

3.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

4.
The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5 below) that qualify and are designated as cash flow hedges as of December 31, 2017 and 2016 was $0.1 million (with a notional amount of $72.5 million) and $0.1 million (with a notional amount of $82.5 million), respectively. The expected maturity of these interest rate agreements is in February 2018.

5.
We issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. During 2017, we repaid our High-Yield Bonds and settled the corresponding cross-currency interest rate swap liabilities.

6.	This relates to the Earn-Out Units issued in connection with the IDR reset transaction in October 2016. See note 27 for further details.

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

The estimated fair value for restricted cash and short-term deposits is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates which are reset on a quarterly basis.

The estimated fair value of our High-Yield Bonds (prior to maturity in 2017), 2015 Norwegian Bonds and 2017 Norwegian Bonds, are based on the quoted market price as of the balance sheet date.

The estimated fair value of our floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair value of long-term obligations under capital lease is considered to be equal to the carrying value since it bears interest at a variable interest rate, which is reset on a quarterly basis.

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

The fair value of the Earn-Out Units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the Earn-Out Units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market.  The method took into account the historical volatility, dividend yield as well as the unit price of the common units as of the IDR reset date and at the balance sheet date (see note 27).

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

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2017 and 2016 would be adjusted as detailed in the following table:

	December 31, 2017			December 31, 2016
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	11,962	(1,618)	10,344	8,194	(4,194)	4,000
Total liability derivatives	1,618	(1,618)	—	6,143	(4,194)	1,949

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. Following the de-designation of the cross currency interest rate swap, a credit valuation adjustment of $0.2 million was debited to other financial items, net for the year ended December 31, 2017. The credit valuation adjustment of $1.1 million was debited to other comprehensive income for the year ended December 31, 2016. As of December 31, 2017, the credit valuation adjustment in accumulated other comprehensive income was $nil (2016: $0.2 million credit).

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Concentrations of credit risk

The maximum exposure to credit risk is the carrying value of cash and cash equivalents, restricted cash and short-term deposits, trade accounts receivable, other receivables and amounts due from related parties. In respect of cash and cash equivalents, restricted cash and short-term deposits, credit risk lies with Nordea Bank Finland Plc, Citibank, DNB Bank ASA, Santander UK plc, Sumitomo Mitsui Banking Corporation, Standard Chartered PLC, Skandinaviska Enskilda Banken AB (publ), CMBL. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

During the year ended December 31, 2017, ten customers accounted for all of our revenues. These revenues and associated accounts receivable are mainly derived from time charters with Petrobas, PTNR, Jordan, KNPC and DUSUP. We consider the credit risk of DUSUP, Petrobas, PTNR, KNPC and Jordan to be low.

During the years ended December 31, 2017, 2016 and 2015, Petrobras accounted for at least 22% of gross revenue. Details of revenues derived from each major customer for the years ended December 31, 2017, 2016 and 2015 are found in note 6.

24. RELATED PARTY TRANSACTIONS

Transactions with related parties:

(in thousands of $)	2017	2016	2015
Transactions with Golar and affiliates:
Time charter revenues (a)	17,423	28,368	41,555
Management and administrative services fees (b)	(7,762)	(4,251)	(2,949)
Ship management fees (c)	(5,903)	(6,466)	(7,577)
Expense in connection with the Golar Eskimo Vendor Loan (d)	—	—	(4,217)
Interest income on short-term loans (e)	—	122	203
Share options expense (f)	(228)	(181)	(297)
Income on deposits paid to Golar (g)	4,622	1,967	—
Distributions to Golar (h)	(52,255)	(54,688)	(52,130)
Fees to Helm Energy Advisors Inc. (i)	—	(795)	(2,307)
Transactions with others:
Dividends to China Petroleum Corporation (j)	(7,000)	(12,360)	(11,400)

Receivables from related parties:

As of December 31, 2017 and 2016, balances with related parties consisted of the following:

(in thousands of $)	2017	2016
Balances due from Golar and its affiliates (e)	4,138	21,908
Methane Princess Lease security deposit movements (k)	3,487	2,006
Deposits paid to Golar (g)	177,247	107,247
	184,872	131,161
__________________________________________
(a) Time charter revenues - This consists of revenue from the charters of the Golar Eskimo and the Golar Grand.

In connection with our acquisition of the Golar Grand in November 2012, Golar provided us with an option pursuant to which in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, we could require Golar to charter the vessel through to November 2017 at approximately 75% of the hire rate that would have been payable by the charterer. In February 2015, we exercised this option. In May 2017, Golar Grand started its new charter with a major international oil and gas company (the “New Charter”). We sub-chartered back the Golar Grand from Golar at the same time charter rate as the New Charter. The daily time charter rate receivable from Golar under the option had reverted back to the original rate following the vessel's drydocking in April 2017 but was reduced by the sub-charter income under the New Charter. Accordingly, we earned $17.4 million, $28.4 million and $28.7 million in relation to this charter in the years ended December 31, 2017, 2016 and 2015 respectively.

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period. We accounted for $12.9 million of the $22.0 million as time charter revenues for the year ended December 31, 2015.
(b) Management and administrative services fees - We are party to a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

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

(d) Golar Eskimo Vendor Loan - A portion of the purchase price for the Golar Eskimo acquisition was financed with the proceeds of a $220.0 million unsecured, non-amortizing loan to us from Golar. This loan, which contained a repayment incentive fee of up to 1.0% of the loan amount and bore interest at a blended rate equal to three-month LIBOR plus a margin of 2.84%, was repaid in full in November 2015. Accordingly, we recognized a repayment incentive fee of $1.1 million in connection with the repayment.

(e) Balances due from Golar and its affiliates - Receivables and payables with Golar and its subsidiaries comprise primarily of unpaid management fees, advisory and administrative services and other related party arrangements including the Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. The decrease in the net balance due from Golar as of December 31, 2017 is mainly attributable to charter hire payments from Golar during the year in relation to the Golar Grand charter which ended November 2017, discussed in (a) above and the amounts due under the Tundra Letter Agreement. In November 2015, Golar borrowed $50.0 million from us. The loan was repayable within 28 days following draw down, was unsecured, and bore interest at LIBOR plus 5.0%. The loan was repaid in December 2015.

(f) Share options expense - This relates to a recharge from Golar in relation to the award of 29,950 (with an exercise price of $23.50 at grant date) and 45,000 (with an exercise price of $56.70 at grant date) share options in Golar LNG granted to certain of our directors and officers. The exercise price is reduced by the value of dividends declared and paid. They have a contractual term of five years and vest evenly over three years.

(g) Income on deposits paid to Golar/Deposits paid to Golar - In May 2016, we completed the Tundra Acquisition and paid total cash purchase consideration of $107.2 million. Pursuant to the Tundra Letter Agreement, of the amount we received under the agreement, we have accounted for $2.2 million and $2.0 million as interest income for the years ended December 31, 2017 and 2016, respectively. In May 2017, we elected to exercise the Tundra Put Right to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the Tundra Put Sale (the “Put Sale Closing Date”) on October 17, 2017 in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the Hilli Acquisition (as defined) and (b) April 30, 2018. However, in the event acceptance is delayed beyond April 30, 2018, both parties have agreed to extend the closing date for the Hilli Acquisition to May 31, 2018.

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the acquisition (the “Hilli Acquisition”) from Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of 50% of the common units in Hilli LLC, which will, on the closing date of the Hilli Acquisition, indirectly own the Hilli. Such common units will represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that will be contracted to Perenco Cameroon (“Perenco”) and Societe Nationale de Hydrocarbures (“SNH”) (together with Perenco and SNH, the “Customer”) under an eight-year liquefaction tolling agreement (the “Liquefaction Tolling Agreement”). The purchase price for the common units of Hilli LLC is $658 million less net lease obligations under the financing facility for the Hilli (the “Hilli Facility”), which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we will receive interest at a rate of 5% per annum. The closing of the Hilli Acquisition is subject to the satisfaction of certain closing conditions, which include among other things, the delivery to and acceptance by the customer of the Hilli, and the commencement of commercial operations under the Liquefaction Tolling Agreement.

We have accounted for $2.4 million as interest income for the year ended December 31, 2017 on the Deferred Purchase Price and $70 million deposit.

(h) Distributions to Golar - We have declared and paid quarterly distributions totaling $52.3 million, $54.7 million, and $52.1 million to Golar for each of the years ended December 31, 2017, 2016 and 2015, respectively.

(i) Fees to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Doug Arnell, who was appointed to our board of directors in February 2015 and resigned in September 2016, acted and advised us on various projects for us and earned approximately $0.8 million and $2.3 million from us in fees for the years ended December 31, 2016 and 2015, respectively.

(j) Dividends to China Petroleum Corporation - During the years ended December 31, 2017, 2016, and 2015, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $7.0 million, $12.4 million and $11.4 million, respectively.

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

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During the years ended December 31, 2017, 2016, and 2015, PT Pesona received an agency fee of $0.5 million, $0.4 million and $0.4 million, respectively.

Acquisitions from Golar

For the three years ended December 31, 2017, we acquired from Golar equity interests in the company that is the disponent owner and operator of the Golar Tundra and certain subsidiaries which own and operate the Golar Eskimo. We did not consolidate Tundra Corp into our financial results since its acquisition due to the Tundra Put Option. Furthermore, we exercised the put option in May 2017 and the Tundra Put Sale closed in October 2017. The acquisition of the Golar Eskimo was accounted for as a business combination (see Note 10).

Omnibus Agreement

In connection with our IPO in April 2011, we entered into an Omnibus Agreement with Golar, Golar GP LLC (our “General Partner”) and others governing, among others:

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

Acquisitions of Golar Eskimo, Golar Igloo and Golar Maria

Under the Purchase, Sale and Contribution Agreements entered into between Golar and us on December 15, 2014, December 5, 2013 and January 30, 2013 in relation to the Golar Eskimo, the Golar Igloo and the Golar Maria, respectively, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were sold and to the extent that we notify Golar within five years of the date of the agreements.

Golar Tundra financing related guarantees

In November 2015, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (“Tundra SPV”) and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with the Tundra Lease, Golar is a party to a guarantee in favor of Tundra SPV, pursuant to which, in the event that Tundra Corp (a subsidiary of Golar) is in default of its obligations under the Tundra Lease, Golar, as the primary guarantor, will settle any liabilities due within five business days. In addition, we are also party to a further guarantee, pursuant to which, in the event Golar is unable to satisfy its obligations as the primary guarantor, Tundra SPV may recover from us, as the deficiency guarantor. Under a separate side agreement, Golar has agreed to indemnify us for any costs incurred in our capacity as the deficiency guarantor.

Conversion of Subordinated units

In June 2016, the subordination period expired and all the subordinated units converted into common units (see note 27).

Exchange of Incentive Distribution Rights

Pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”) by and between the Partnership, Golar and our General Partner, Golar and our General Partner exchanged all of their incentive distribution rights in the Partnership (“Old IDRs”) in October 2016. Under the terms of the Exchange Agreement, the first target distribution was met in November 2017, accordingly, we issued 50% of the Earn-Out Units (374,295 common units and 7,639 general partner units) under the Exchange Agreement (see note 27).

25. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2017	2016
Carrying value of vessels and equipment secured against long-term loans and capital leases	1,555,092	1,622,416

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we have inquired to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional premium on the members.

Tax lease benefits

As of December 31, 2017, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2017, there was a net accrued gain of approximately $1.0 million.

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

HMRC has been challenging the use of similar tax lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30.0 million (£22.5 million). However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Golar is currently in conversation with HMRC on this matter, presenting the factual background of Golar's position.

Legal proceedings and claims

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI (see note 5) to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia. In the event that the revocation of the wavier is upheld by the Supreme Court and a liability arises, which we do not believe to be probable, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

26. UNIT-BASED COMPENSATION

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

As of December 31, 2017, 99,000 options to purchase common units had been awarded to our directors and management under the GMLP LTIP. The options had an exercise price of $20.55 per unit, representing the closing price of the common units on

November 17, 2016, the grant date and a contractual term of five years. The exercise price will be adjusted for each time we pay distributions. One third of the options vested in November 2017, the second third will vest in November 2018 and the final third will vest in November 2019.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model based on the following assumptions as of the grant date:

	2017	2016
Risk free interest rate	1.5%	1.5%
Expected volatility of common units(1)	44.8%	44.8%
Expected dividend yield(2)	0.0%	0.0%
Expected life of options (in years)	5.0 years	5.0 years

(1) The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common units.
(2) The dividend yield has been estimated at 0.0% as the exercise price of the options are reduced by the value of distributions, declared and paid on a per unit basis.

A summary of option activity for the year ended December 31, 2017 is presented below:

(in thousands of $, except per unit data)	Units (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2016	75	$20.55	4.9
Granted during the year	24	20.55
Options outstanding at December 31, 2017	99	$18.24	3.9

There were 33,000 options exercisable at December 31, 2017 at an exercise price of $18.24 as adjusted for cash distributions paid on our common units. Such options had a remaining contractual term of 3.9 years (2016: nil).

As at December 31, 2017, the intrinsic value of unit options that were both outstanding and exercisable was $0.2 million (2016: $nil).

The total fair value of unit options which fully vested in the years ended December 31, 2017 and 2016 was $0.2 million and $nil, respectively.

Compensation cost of $239,000 and $23,000 related to the options has been recognized in the consolidated statement of operations for the years ended December 31, 2017 and 2016, respectively.

As of December 31, 2017, the total unrecognized compensation cost amounting to $0.4 million relating to unit options outstanding is expected to be recognized over a weighted average period of 1.9 years.

27. EQUITY

At December 31, 2017, a total of 69.6% (2016: 67.5%) of the Partnership's common units outstanding were held by the public. The remaining common units were held by Golar and the 2% general partner interest was held by our General Partner. All of the Partnership's outstanding Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”) are held by the public.

Rights and Obligations of Partnership Units

•
Common units. Common units represent limited partner interests in us. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our Board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the Board will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. Subordinated units represented limited partner interests in us. Subordinated units had limited voting rights and most notably were excluded from voting in the election of the elected directors. During the subordination period, the common units had preferential distribution rights to the subordinated units. The subordination period ended on June 30, 2016, on which date all our subordinated units, which were 100% held by Golar, converted to common units.

•
General partner units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, subject to the rights of the holders of Series A Preferred Units in certain instances, the General Partner in its sole discretion appoints three of the seven members of the Board.

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved (see note 28). Pursuant to the Partnership Agreement, the IDRs are transferable without unitholder approval.

•
Series A Preferred Units. The Series A Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. Series A Preferred Units have the voting rights described below under “Series A Preferred Units”. The Series A Preferred Units have preferential distribution rights to our common units and rank junior to all of our indebtedness as set forth below.

For additional information regarding the common units, general partner units, IDRs and Series A Preferred Units, please see our Registration Statement on Form 8-A/A filed on November 13, 2017.

Equity Issuances

The following table shows the movement in the number of preferred units, common units, subordinated units and general partner units during the years ended December 31, 2017, 2016 and 2015:

(in units)	Preferred Units	Common Units	Subordinated Units	GP Units
December 31, 2014	—	45,663,096	15,949,831	1,257,408
December 2015 common unit repurchase program	—	(496,000)	—	—
December 31, 2015	—	45,167,096	15,949,831	1,257,408
January 2016 common unit repurchase program	—	(38,000)	—	—
June 2016 conversion of subordinated units	—	15,949,831	(15,949,831)	—
October 2016 IDR reset	—	2,994,364	—	61,109
December 31, 2016	—	64,073,291	—	1,318,517
February 2017 common unit offering	—	5,175,000	—	94,714
October 2017 preferred units offering	5,520,000	—	—	—
November 2017 earn-out units conversion (1st tranche)	—	374,295		7,639
During 2017 common unit continuous offering program	—	145,675	—	2,973
December 31, 2017	5,520,000	69,768,261	—	1,423,843

In December 2015, our Board approved a program to repurchase up to $25.0 million of our outstanding common units in the open market over a two year period. As of December 31, 2017, we had repurchased a total of 534,000 units under the common unit repurchase program for an aggregate cost of $6.5 million. In accordance with our provisions of the Partnership Agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

In June 2016, our Board determined that the conditions precedent for the expiration of the subordination period set forth in the definition of “Subordination Period” contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) were converted into common units on a one-for-one basis.

In September 2017, we entered into an equity distribution agreement with a sales agent pursuant to which we may, from time to time issue common units with an aggregate offering price of up to $150 million (the “ATM Program”). We sold 145,675 common units in December 2017, at an average gross sales price of $22.79 per unit, for which we received $3.3 million. In connection with such sales, our General Partner purchased 2,973 general partner units at an average price of $22.79 per unit.

The following table summarizes public offerings of our equity during the year ended December 31, 2017:

Date	Number of Units Issued	Type of units	Offering Price	Net Proceeds (in thousands of $)	Golar’s Ownership after the Offering (2)	Use of Proceeds
February 2017	5,175,000	Common	$22.67	118,774	31.51%	General partnership purposes and a portion of the deposit for the Hilli Acquisition
October 2017	5,520,000	Preferred	$25.00	132,991	31.51%	General partnership purposes
December 2017	145,675	Common(3)	$22.79	3,275	31.82%	General partnership purposes
_________________________________________
(1) Includes General Partner's 2% proportionate capital contribution.
(2) Includes Golar's 2% general partner interest in the Partnership and common unit ownership.
(3) Refers to issuances under our common unit continuous (“ATM”) offering program.

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

As of November 14, 2017 we had paid a distribution of available cash from operating surplus pursuant to the terms of our Second Amended and Restated Partnership Agreement, on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Accordingly, we issued 50% of the Earn-Out Units - 374,295 common units and 7,639 general partner units to Golar and the General Partner, respectively.

We will issue the remaining 50% of the Earn-Out Units if we pay a distribution of available cash from operating surplus on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

In relation to our IDR reset transaction we accounted for this as a modification of the Old IDRs and determined that the earn-out units met the definition of a derivative. Accordingly, the overall effect of the transaction was (i) reclassification of the initial fair value of the derivative from equity to current liabilities of $15.0 million; (ii) reallocation between unitholders within equity due to the recognition of the incremental fair value of the modification and fair values of newly issued instruments and resulting deemed distribution. The fair value of the Earn-Out Units at December 31, 2017 amounted to $7.4 million. This followed the issuance of the first 50% of the earn-out units which were valued at $8.0 million and thus transferred to equity in November 2017 (see note 23).

Series A Preferred Units

Our 8.75% Series A Cumulative Redeemable Preferred Units are listed on the Nasdaq Global Market under the symbol “GMLPP”.

On October 31, 2017 we sold in a registered public offering 5,520,000 of our Series A Preferred Units, liquidation preference $25.00 per unit. We raised proceeds, net of the underwriters discounts and offering fees, of approximately $133.0 million.

The Series A Preferred Units rank:

•
senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”);

•
pari passu with any class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units with terms expressly providing that such class or series ranks on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Securities”);

•	junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•
junior to each other class or series of limited partner interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Senior Securities”). The Series A Preferred Units have no conversion or exchange rights and are not subject to any preemptive rights.

Distributions on the Series A Preferred Units are payable out of amounts legally available therefor at a rate equal to 8.75% per annum of the stated liquidation preference. Distributions are payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by our Board. The first distribution on the Series A Preferred Units was paid on February 15, 2018 in an amount equal to $0.63802 per unit, representing accumulated distributions from October 31, 2017, the original issuance date of the Series A Preferred Units through February 14, 2018.

The Series A Preferred Units generally have no voting rights. However, if and whenever distributions payable on the Series A Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units, voting as a class together with the holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, will have the right to replace one of the members of our Board appointed by our General Partner with a person nominated by such holders (unless the holders of Series A Preferred Units and Parity Securities upon which like voting rights have been conferred voting as a class, have previously elected a member of our Board, and such director continues then to serve on the Board). Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our Board will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units have been paid in full. In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, our Board may not adopt any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units. In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not (i) issue any Parity Securities if the cumulative distributions on Series A Preferred Units are in arrears or (ii) create or issue any Senior Securities.

In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of Series A Preferred Units will have the right to receive a liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether declared or not. These payments will be paid before any payments are paid to our common unitholders.

At any time on or after October 31, 2022, we may redeem, in whole or in part, the Series A Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon on the date of redemption, whether declared or not. Any such redemption will be effected from funds legally available for such purpose. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption.

28. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership Agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per common unit are presented below:

(in thousands of $ except unit and per unit data)	2017	2016	2015
Common unitholders’ interest in net income	124,656	139,948	106,476
Less: distributions paid (1)	(160,069)	(151,694)	(103,241)
(Over) / under distributed earnings	(35,413)	(11,746)	3,235

Basic:
Weighted average common units outstanding (in thousands)	68,671	53,745	45,654
Diluted:
Weighted average common units outstanding (in thousands)	68,671	53,745	45,654
Earn-out units	654	189	—
Common unit and common unit equivalents	69,325	53,934	45,654
Earnings per unit - Common unitholders :
Basic	$1.82	$2.44	$2.38
Diluted	1.80	2.43	2.38

Cash distributions declared and paid in the period per common unit (2)	2.31	2.31	2.30
Subsequent event: Cash distributions declared and paid per common unit relating to the period (3)	0.58	0.58	0.58
__________________________________________
(1) This refers to distributions made or to be made to the common unitholders in relation to the period irrespective of the declaration and payment dates and based on the weighted average number of units outstanding in the period.
(2) Refers to cash distributions declared and paid during the period.
(3) Refers to cash distributions relating to the period, declared and paid subsequent to the period end.

As of December 31, 2017, of our total number of common units outstanding, 69.6% (2016: 67.5%) were held by the public and the remaining common units were held by Golar.

Earnings per common unit is calculated using the two class method. Basic earnings per common unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution as specified in the Partnership Agreement. Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted average number of units outstanding during the period. Diluted earnings per common unit reflect the potential dilution that occur if securities or other contracts to issue common units were exercised.

The various partnership interests in net income were calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our Board to (i) provide for the proper conduct of our business, among other things, including reserves for maintenance and replacement capital expenditure and anticipated credit needs; (ii) comply with applicable law and our debt and other agreements; (iii) provide funds for payments on the Series A Preferred Units and (iv) provide funds for distributions to unitholders for any one or more of the next four quarters. In addition, the holders of the incentive distribution rights are currently entitled to incentive distributions if the amount we distribute to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains/(losses).

Under our Partnership Agreement, we make distributions of available cash from operating surplus for any quarter as set forth in the following table. The following table illustrates the percentage allocations of the additional available cash from operating surplus among the common unitholders, our General Partner and the holders of the IDRs up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders, our General Partner and the holders of the IDRs in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders, our General Partner and the holders of the IDRs for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 2.0% general partner interest only and assume that our General Partner has contributed any capital necessary to maintain its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Quarterly Distribution Target Amount (per unit)	Common Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.5775	98%	2%	—
First Target Distribution	up to $0.6641	98%	2%	—
Second Target Distribution	above $0.6641 up to $0.7219	85%	2%	13%
Third Target Distribution	above $0.7219 up to $0.8663	75%	2%	23%
Thereafter	above $0.8663	50%	2%	48%

The percentage interests set forth above assume that our General Partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

The Series A Preferred Units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary. See Note 27.

29.  SUBSEQUENT EVENTS

In January 2018, we entered into a 15-year time charter with an energy and logistics company (the “New Charter”) in the Atlantic Basin which is expected to commence in the fourth quarter of 2018.

In January 2018, we sold 617,969 common units under our ATM Program. To maintain its 2% general partner interest, our General Partner purchased 12,548 general partner units. We received proceeds of $14.4 million net of agent’s fees from the ATM Program in January.

In February 2018, we paid a cash distribution of $0.5775 per common unit in respect of the three months ended December 31, 2017 to unitholders of record as of February 7, 2018. We also paid a cash distribution of $0.63802 per Series A Preferred Unit for the period from October 31, 2017 through February 14, 2018 to our Series A Preferred unitholders of record as of February 8, 2018.

In February 2018, we entered into an interest rate swap with Citibank for a period of 8 years that is effective on March 31, 2018. The swap has a notional value of $480.0 million, and will exchange the 3-month USD LIBOR rate for a blended fixed rate of 2.86%.

In March 2018, our Board approved a common unit repurchase program of up to $25.0 million of the outstanding common units of the Partnership in the open market over a two year period. As of April 6, 2018, we had repurchased a total of 439,672 common units for an aggregate cost of $8.0 million.

In March 2018, we made a repayment of $75.0 million of the revolving credit facility under our $800 million credit facility.

In March 2018, Brian Tienzo replaced Graham Robjohns as our Principal Executive Officer. Mr. Robjohns will serve as the Chief Financial Officer and Deputy Chief Executive Officer of Golar, having served as our Principal Executive Officer since July 2011.

In addition to serving as our Principal Executive Officer, Mr. Tienzo will continue to serve as our Principal Financial and Accounting Officer.

In March 2018, we entered into an agreement extending the maturity of the NR Satu Facility to the earlier of (i) November 30, 2022; (ii) the expiration date of the NR Satu Charter; or (iii) when all the amounts outstanding under the NR Satu Facility have been repaid.