Form 20-F
period 2018-12-31
Golar LNG Partners LP
filed 2019-03-29
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from                      to

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

70,891,755 Common Units representing limited partner interests
5,520,000 8.75% Series A Cumulative Redeemable Preferred Units

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2018, or the Annual Report, should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries. References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership. References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (Nasdaq: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar Management Limited (or Golar Management). References to GMN, GMM and GMC are to Golar Management Norway AS, Golar Management Malaysia and Golar Management Croatia, respectively, wholly-owned subsidiaries of Golar Management that provide certain technical management services for our fleet. References to “Golar Power” refer to Golar's affiliate Golar Power Limited and to any one or more of its subsidiaries.

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

•	the ability of Golar Partners and Golar LNG to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to realize the expected benefits from the Jamaica FSRU project;

•
our ability to consummate the potential acquisition of additional common units in Golar Hilli LLC ("Hilli LLC"), which owns Hilli Corporation ("Hilli Corp"), the disponent owner of the Hilli Episeyo (“Hilli”);

•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions;

•	the future share of earnings relating to the Hilli, which we currently account for under the equity method;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in commodity prices;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar and Golar Power in the LNG industry;

•	our ability to purchase vessels from Golar and Golar Power Limited in the future;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuilding and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to the tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our and Golar's ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

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

The consolidated financial information of the Partnership as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are derived from the audited Consolidated Financial Statements of the Partnership, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

The following financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our historical Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands except for unit data)
Statement of Operations Data:
Total operating revenues	$346,650	$433,102	$441,598	$434,687	$396,026
Vessel operating expenses(1)	(65,247)	(68,278)	(59,886)	(65,244)	(59,191)
Voyage and commission expenses(2)	(11,222)	(9,694)	(5,974)	(7,724)	(6,048)
Administrative expenses	(14,809)	(15,210)	(8,600)	(6,643)	(5,757)
Interest income	8,950	7,804	4,295	1,315	1,131
Interest expense	(80,650)	(75,425)	(66,938)	(61,632)	(47,335)
Gains/(losses) on derivative instruments	8,106	7,796	(931)	(13,730)	(18,564)
Equity in net earnings of affiliate(3)	1,190	—	—	—	—
Net income	76,548	144,848	185,742	172,683	184,735

Segment Data:
FSRUs EBITDA	235,631	250,235	267,667	252,863	212,858
LNG carriers EBITDA	19,741	89,685	99,471	102,213	112,173
FLNG EBITDA(3)	38,180	—	—	—	—

Earnings Per Unit
Basic - Common units	$0.86	$1.82	$2.44	$2.38	$2.47
Diluted - Common units	$0.86	$1.80	$2.43	$2.38	$2.47
Cash distributions declared and paid per common unit in the year	1.96	2.31	2.31	2.30	2.14

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands except for fleet and other financial data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$96,648	$246,954	$65,710	$40,686	$98,998
Restricted cash and short-term deposits (4)	31,330	27,306	44,927	56,714	25,831
Non-current restricted cash(4)	141,114	155,627	117,488	136,559	146,552
Investment in affiliate(5)	206,180	—	—	—	—
Vessels and equipment, net	1,535,757	1,588,923	1,652,710	1,730,676	1,501,170
Vessel under capital lease, net	114,711	105,945	111,186	116,727	122,253
Total assets	2,240,817	2,427,371	2,252,708	2,231,662	1,942,846
Current portion of long-term debt	75,451	118,850	78,101	118,693	121,562
Current portion of obligation under capital lease	1,564	1,276	787	—	—
Long-term debt	1,196,899	1,252,184	1,296,609	1,212,419	897,614
Non-current obligation under capital lease	118,119	126,805	116,964	143,112	150,997
Partner’s capital	679,615	771,031	541,506	539,475	536,207

Number of units issued and outstanding:
Series A Preferred units	5,520,000	5,520,000	—	—	—
Common units	69,455,364	69,768,261	64,073,291	45,167,096	45,663,096

Cash Flow Data:
Net cash provided by operating activities(6)	$137,166	$270,430	$259,687	$219,144	$275,991
Net cash used in investing activities(6)	(19,632)	(70,426)	(107,247)	(9,638)	(156,612)
Net cash used in financing activities(6)	(272,211)	(8,730)	(136,308)	(239,256)	(112,514)

Fleet Data:
Number of FSRUs at end of period	6	6	6	6	5
Number of LNG carriers at end of period(7)	4	4	4	4	4

Other Financial Data:
Average FSRUs daily time charter equivalent earnings (“TCE”)(8)	$171,689	$159,950	$144,501	$144,592	$145,744
Average LNG carriers daily time charter equivalent earnings (“TCE”)(8)	$33,575	$80,268	$82,267	$85,753	$93,514

(1)	Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2)
Majority of the vessels have all operated under time charters during the periods presented. Under a time charter, the charterer pays substantially all of the voyage expenses, which are primarily fuel and port expenses.

(3)
Represents our net earnings of the 50.0% of the common units of Hilli LLC which is equity accounted for within our consolidated statement of operations. However, our equity in net earnings of affiliate is presented in our segment information under the effective share of interest consolidation method. Please see Note 6 "Segment Information" and Note 10 “Investment in Affiliate” in our consolidated financial statements included herein for additional information.

(4)
Restricted cash and short-term deposits consists of bank deposits which i) may only be used to settle certain pre-arranged loans, facilities or lease payments; ii) are variation margins posted for a decline in fair values of certain swaps; iii) represent cash held by our lessor variable interest entity (“VIE”); and iv) are made in accordance with our contractual obligations under bid or performance guarantees for projects we may enter into.

(5)
Represents our investment in 50.0% of the common units of Hilli LLC, see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli Acquisition” and “Item 5—Operating and Financial Review and Prospects—A. Operating Results”.

(6)
In 2018, we adopted ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash” under a retrospective approach, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. Net cash provided by operating activities, net cash (used in)/provided by investing activities and net cash used in financing activities for the years ended December 31, 2017, 2016, 2015 and 2014 have been restated on the above table.

(7)	In each of the periods presented, we held a 60% ownership interest in the Golar Mazo and a 100% interest in the other vessels.

(8)	Non-GAAP Financial Measure

(a) Average daily TCE

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily Time Charter Equivalent (“TCE”). For time charters, this is calculated by dividing total operating revenue less voyage and commission expenses by the number of calendar days minus days for scheduled off-hire. Scheduled off-hire days include days when vessels are in lay-up or are undergoing drydocking. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE for each of our FSRU and LNG carrier segments.

	Year Ended December 31,
	2018	2017	2016	2015	2014
FSRUs Segment	(dollars in thousands, except TCE)
Total operating revenues	$294,889	$316,599	$322,373	$307,344	$257,934
Voyage and commission expenses	(7,138)	(8,375)	(5,049)	(5,581)	(4,486)
	287,751	308,224	317,324	301,763	253,448
Calendar days less scheduled off-hire days	1,676	1,927	2,196	2,087	1,739
Average daily TCE(2)	$171,689	$159,950	$144,501	$144,592	$145,744

	Year Ended December 31,
	2018	2017	2016	2015	2014
LNG Carriers Segment	(dollars in thousands, except TCE)
Total operating revenues	$51,761	$116,503	$119,225	$127,343	$138,092
Voyage and commission expenses	(4,084)	(1,319)	(925)	(2,144)	(1,561)
	47,677	115,184	118,300	125,199	136,531
Calendar days less scheduled off-hire days	1,420	1,435	1,438	1,460	1,460
Average daily TCE(2)	$33,575	$80,268	$82,267	$85,753	$93,514

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
Risks Arising from Our Business Activities
Risks Related to Revenue

•
We currently derive all of our revenue from a limited number of customers. The loss of any of our customers would result in a significant loss of revenues and cash flow, if for an extended period of time, we are not able to re-charter a vessel to another customer.

Our fleet consists of six FSRUs, four LNG carriers and an interest in the Hilli Episeyo. We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. The majority of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach. We could also lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise; or

•	the customer exercises its right to terminate the charter in certain circumstances, such as:

•	loss of the vessel or damage to it beyond repair;

•	defaults of our obligations under the charter, including prolonged periods of off-hire;

•	in the event of war or hostilities that would significantly disrupt the free trade of the vessel;

•	requisition by any governmental authority;

•
with respect to the Golar Winter, and Golar Eskimo, upon at least six months’ written notice at any time after the fifth or tenth anniversary of the commencement of the related charter upon payment of a termination fee; or

•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest that prevents us from performing services for that customer.

If we lose any of our charterers and are unable to re-deploy the related vessel for an extended period of time, we will not receive any revenues from that vessel, but we will be required to pay expenses necessary to maintain the vessel in proper operating condition and to service any associated debt. In addition, it is an event of default under the credit facilities related to all of our vessels if the time charter of any vessel related to any such credit facility is cancelled, rescinded or frustrated and we are unable to secure a suitable replacement charter, post additional security or make certain significant prepayments. Any event of default under our credit facilities would result in acceleration of amounts due thereunder. We will be required to provide additional security or make prepayments under our $800 million credit facility in the event that the charter in respect of the Golar Winter is terminated early and we cannot find an alternative acceptable charter. In addition, under the sale and leaseback arrangement in respect of the Golar Eskimo, if the time charter pursuant to which the Golar Eskimo is operating is terminated, the owner of the Golar Eskimo (which is a wholly-owned subsidiary of China Merchants Bank Leasing) will have the right to require us to purchase the vessel from it unless we are able to place such vessel under a suitable replacement charter within 24 months of the termination. We may not have, or be able to obtain, sufficient funds to make these accelerated payments or prepayments or be able to purchase the Golar Eskimo. In such a situation, the loss of a charterer could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into long-term FSRU and LNG carrier time charters for our vessels. The process of obtaining long-term charters for FSRUs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU and LNG carrier time charters are awarded based upon bid price as well as a variety of factors relating to the vessel operator, including:

•	its FSRU and LNG shipping experience, technical ability and reputation for operation of highly specialized vessels;

•	its shipping industry relationships and reputation for customer service and safety;

•	the quality and experience of its seafaring crew;

•	its financial stability and ability to finance FSRUs and LNG carriers at competitive rates;

•	its relationships with shipyards and construction management experience; and

•	its willingness to accept operational risks pursuant to the charter.

We and Golar have substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than do we or Golar. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the FSRU market and the LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a favorable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

•	Our future long-term charter revenue depends on our competitive position and future hire rates for FSRU and LNG carriers.

One of our principal strategies is to enter into new long-term FSRU and LNG carrier time charters of five years or more and to replace expiring charters with similarly long-term contracts. Most requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration together with medium term charters of up to five years has increased in recent years. This trend is expected to continue as the spot market for LNG expands. More frequent changes to vessel sizes and propulsion technology together with an increasing desire by charterers to access modern tonnage could also reduce the appetite of charterers to commit to long-term charters that match their full requirement period. As a result, the duration of long-term charters could also decrease over time.

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

•	Hire rates for FSRUs and LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.

Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, the market supply particularly of LNG carriers has been increasing as a result of the construction of new vessels. The development of liquefaction projects in the United States and Australia resulted in significant ordering activity from 2011 to 2014 and in 2018. As of March 15, 2019, the LNG carrier order book totalled 107 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices that leads to reduced investment in new liquefaction facilities could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new FSRUs or LNG carriers. Accordingly, this could have a material adverse effect on our earnings and our ability to make distributions to our unitholders.

•
The charterers of two of our vessels have the option to extend the charter at a rate lower than the existing hire rate. The exercise of these options could have a material adverse effect on our cash flow and our ability to make distributions to our unitholders.

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

Risks Related to Hilli

•
Our equity investment in Golar Hilli LLC may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our investment exposes us to risks that may harm our business, financial condition and operating results.

In July 2018, , we completed our acquisition of 50% of the common units in Golar Hilli LLC (“Hilli LLC”), the owner of Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the Hilli. The acquired interest in Hilli LLC represents the equivalent of 50% of the two liquefaction trains, out of a total of four, that have been contracted to Perenco Cameroon SA (“Perenco”) and Société Nationale Des Hydrocarbures (“SNH” and, together with Perenco, the “Customer”) pursuant to a Liquefaction Tolling Agreement (“LTA”) with an 8 year term. The acquired interest is not exposed to the oil linked pricing elements of the tolling fee under the LTA. However, it exposes us to risks that we may:

•	fail to realize anticipated benefits through cash distributions from Hilli LLC;

•	fail to obtain the benefits of the LTA if the Customer exercises certain rights to terminate the charter upon the occurrence of specified events of default;

•	fail to obtain the benefits of the LTA if the Customer fails to make payments under the LTA because of its financial inability, disagreements with us or otherwise;

•	incur or assume unanticipated liabilities, losses or costs;

•	be required to pay damages to the Customer or suffer a reduction in the tolling fee in the event that the Hilli Episeyo fails to perform to certain specifications;

•	incur other significant charges, such as asset devaluation or restructuring charges: or

•	be unable to re-charter the FLNG on another long-term charter at the end of the LTA.

•	Due to the new and sophisticated technology utilized by the Hilli, operations are subject to risks that could negatively affect our business and financial condition.

FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli may lead to Hilli LLC experiencing a loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and ability to make cash distributions to our unitholders.

•	We guarantee 50% of Hilli Corp’s indebtedness under the Hilli Facility.

Hilli Corp, a wholly owned subsidiary of Hilli LLC, is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million.

In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the obligations of Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. In the event that Hilli Corp fails to meet its payment obligations under the Hilli Facility or fails to comply with certain other covenants contained therein, we may be required to make payments to Fortune under the Partnership Guarantee, and such payments may be substantial.  The Hilli Facility and the Partnership Guarantee contain certain financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.

•	If the letter of credit related to the LTA is not extended, the earnings and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, Golar obtained a letter of credit (the “Hilli LOC”) issued by a financial institution that guarantees certain payments Hilli Corp is required to make under the LTA. The Hilli LOC is required to exist until the tenth anniversary of the acceptance of the Hilli and is for credit support in respect of Hilli Corp’s performance under the LTA. Under the current terms of the Hilli LOC, the financial institution is not obliged to extend the term of the Hilli LOC. In December 2018, the letter of credit was extended to apply until December 31, 2019, but additional security was required from the owners of Hilli Corp by the financial institution. This required us to provide a guarantee for the Hilli LOC (the "LOC Guarantee"). Should the financial institution make a payment for a legitimate claim against the Hilli LOC, our liability pursuant to the LOC Guarantee will be dependent on Golar's percentage ownership interest in us multiplied by the percentage of common units we hold in Hilli LLC.

The financial institution may elect to not extend the Hilli LOC by giving notice at least ninety days prior to the current December 31, 2019 expiration date or December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or

(ii) the financial institution elects to not extend it, unless additional replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $300 million. Accordingly, if the financial institution elects at some point in the future to not extend the Hilli LOC, Hilli Corp's financial condition could be materially and adversely affected.

•	We may be unable to make or realize expected benefits from acquisitions which could have an adverse effect on our expected plans for growth.

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

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our units.

We may not have sufficient cash from operations to pay distributions on our units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 15, 2019, there were 5,520,000 of our 8.75% Series A Cumulative Redeemable Preferred Units (“Series A Preferred Units”) issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the utilization of our vessels, the rates we obtain from our charters, our level of operating and maintenance costs and our working capital and debt service requirements, along with the other risks described in this section, some of which are outside of our control.
The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors outlined in this section, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.
Risks Related to the Financing of our Business

•
We may not be able to obtain financing, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay distributions.

In order to fund future vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, raise capital through the sale of debt or additional equity securities. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, our use of cash from operations may reduce the amount of cash available for distributions.

Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay distributions. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters on a timely basis could limit our ability to fund our growth and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities may result in significant unitholder dilution and increase the amount of cash required to make commensurate distributions. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

•
Our ability to obtain additional debt financing for future vessel acquisitions or to refinance our existing debt largely depends on the creditworthiness of our charterers and the terms of our charters.

Our ability to borrow against the vessels in our existing fleet and any future vessels largely depends on the value of the vessels, and also, in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will be required to purchase additional vessels and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

•	Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

As of December 31, 2018, our total consolidated debt (excluding our $455.3 million share of debt in respect of Hilli but including capitalized lease obligations, net of restricted cash, and our indebtedness outstanding under our revolving credit facilities) was $1,249.4 million. Our level of debt could have important consequences to us, including the following:

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

•
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

For more information, regarding our financing arrangements, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and Note 20 “Debt” to our consolidated financial statements.

•
We are exposed to volatility in the London Interbank Offered Rate, (“LIBOR”), and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2018, we had a total debt of $1,858.1 million (including our $455.3 million share of debt in respect of Hilli, capitalized lease obligations and our indebtedness outstanding under our revolving credit facilities), which is exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2018, we have interest rate swaps with a notional amount of $1,783 million representing 96.0% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swaps mark-to-market valuations may adversely affect our results. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

In addition, LIBOR and other ‘‘benchmark’’ rates are subject to ongoing national and international regulatory scrutiny and reform. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the ‘‘FCA Announcement’’). The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The impact of such transition away from LIBOR could be significant for us because of our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition. Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

•	Our consolidated variable interest entity, (“VIE”), may enter into different financing arrangements, which could affect our financial results.

In November 2015, we entered into a sale and leaseback transaction with a subsidiary, Sea 23 Leasing Co. Limited (or “Eskimo SPV”) of China Merchants Bank Leasing (or “CMBL”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV such as interest rates, maturity, and repayment profiles. In consolidating Eskimo SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Eskimo SPV’s debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by Eskimo SPV. For additional detail refer to note 5 “Variable Interest Entities” to our consolidated financial statements. As of December 31, 2018, we consolidated one VIE in connection with the lease financing of the Golar Eskimo. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.” The funding arrangements negotiated by the VIE could adversely affect our financial results.

•	Even though the Golar Tundra has been sold back to Golar, we are a deficiency guarantor of Tundra Corp’s obligations under the Tundra Lease and may be liable for hire payments thereunder.

In November 2015, prior to our acquisition (the “Tundra Acquisition”) from Golar of Tundra Corp. (“Tundra Corp”), the owner of the Golar Tundra, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (or the "Tundra SPV") for $254.6 million and subsequently leased back the vessel under a bareboat charter (the "Tundra Lease"). Following our sale of Tundra Corp to Golar, Golar is the primary guarantor of the obligations of Tundra Corp (now a wholly-owned subsidiary of Golar) under the Tundra Lease. In the event that Tundra Corp is in default of its obligations under the Tundra Lease and Golar, as the primary guarantor, is unable to settle any liabilities due within five business days, Tundra SPV may recover such amounts from us, as the deficiency guarantor. Monthly payments under the Tundra Lease are approximately $2.0 million. Golar has agreed to indemnify us for any costs incurred in our capacity as the deficiency guarantor. In the event Golar is unable to satisfy its obligations as primary guarantor under the Tundra Lease, it will be unlikely to be able to satisfy its obligations to us under this indemnification and we could be liable for all payments due under the Tundra Lease.

•
One of our vessels is currently financed by a UK tax lease, and other vessels previously were financed by UK tax leases. In the event of any adverse tax changes or a successful challenge by the UK revenue authorities with regard to the initial tax basis of the transactions or in the event of an early termination of the leases, we may be required to make additional payments to the UK vessel lessor, which could adversely affect our earnings and financial condition.

As of March 15, 2019, we have one UK tax lease (relating to the Methane Princess). Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of its investment in the vessel. As is typical in these leasing arrangements, as the lessee, we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse changes to tax legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK tax authorities (“HMRC”) with regard to the tax assumptions on which the transaction was based, or in the event of an early termination of the Methane Princess lease we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received or that have accrued over time, together with fees that were financed in connection with the lease financing transactions.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the taxpayer, the First Tier Tribunal (“UK court”) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our leases. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the lease in the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30 million (£22.5 million). Golar is currently in conversation with HMRC on this matter, and as well as continuing to present the factual background of Golar's position, is progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions it is impossible to quantify the reasonably possible loss; however we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the omnibus agreement (the “Omnibus Agreement”) we entered into with Golar at the time of our initial public offering (“IPO), Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the HMRC with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Any default by Golar would not limit our obligations under this lease. Any additional payments could adversely affect our earnings and financial position. For more information on the UK tax lease, please read “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and Note 25 “Other Commitments and Contingencies” to our consolidated financial statements.

•	We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings available for operating our business.

Risks Associated with our Operations

•
The operation of FSRUs, FLNGs and LNG carriers is inherently risky, and our vessels face a number of industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, acts of piracy, environmental accidents, bad weather, mechanical failures, grounding, fire, explosions and collisions, human error, national emergency and war and terrorism. Incidents such as these have historically effected companies in our industry, and such an event or accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment or natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	A government requisitioning for title or seizing our vessels (e.g. in a time of war or national emergency)

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues. In particular:

•
Although we carry insurance, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

•
If piracy attacks or military action results in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.

•
Certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

•
If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations.

•
If one of our vessels were involved in an accident with the potential risk of environmental damages, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay distributions.

•	We may experience operational problems with our vessels that reduce revenue and increase costs.

FSRUs and LNG carriers are complex and their operations are technically challenging. Marine LNG operations are subject to mechanical risks and problems. Our operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Factors such as increased cost of qualified and experienced seafaring crew and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur. If costs rise, they could materially and adversely affect our results of operations. In addition, operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

•
In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower and we may have less cash available for distribution as the actual maintenance and replacement capital expenditures are deducted from operating surplus.

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

Additionally, in most cases drydocking and other maintenance results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. Although we do not anticipate multiple vessels being out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise.

Our partnership agreement requires our board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of significant variations in actual maintenance and replacement capital expenditures each quarter. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our board of directors at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in periods when actual capital expenditures exceed our previous estimates.

•	We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits, which could have a material effect on our operations.

The design, construction and operation of FSRUs, LNG carriers, FLNGs and interconnecting pipelines require, and are subject to the terms of governmental approvals and permits. The permitting rules, and the interpretations of those rules, are complex, change frequently and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore LNG operations. In the future, the relevant regulatory authorities may take actions to restrict or prohibit the access of FSRUs or LNG carriers to various ports or adopt new rules and regulations applicable to FSRUs and LNG carriers that will increase the time needed or affect our ability to obtain necessary environmental permits. We cannot assure unitholders that such changes would not have a material effect on our operations.

•	A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

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

•	Due to the locations in which we operate, a number of our current and potential future projects are subject to higher political and security risks than operations in other areas of the world.

Because most of our operations are currently conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular:

•
We derive a substantial portion of our revenues from shipping LNG from politically unstable regions, particularly the Arabian Gulf, Brazil, Indonesia and West Africa. Past political conflicts in certain of these regions have included attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability in the regions in which we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Africa or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions

•
The operations of Hilli Corp in Cameroon under the LTA are subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced instability in its socio-political environment. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The operations of Hilli Corp in Cameroon will be subject to these risks, which could materially adversely affect our revenues, our ability to perform under the LTA and our financial condition.

•
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

•
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), and the Bribery Act 2010 of the United Kingdom (“UK Bribery Act”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish entities with local operators or strategic partners. All of these activities may involve interaction by our agents with government officials. Even though some of our agents or partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operations.

•	A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks, the majority of which are provided by Golar Management, in our operations and the administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, and the availability of our vessels and facilities or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

Changes in the nature of cyber-threats and/or changes to industry standards and regulations might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

•	Changing corporate laws and reporting requirements could have an adverse impact on our business.
Changing laws, regulations and standards could create greater reporting obligations and compliance requirements on companies such as ours. Whilst the regulatory environment continues to evolve, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards and maintain high standards of corporate governance and public disclosure. Recent examples of increased regulation include the UK Modern Slavery Act 2015 and the GDPR. Non-compliance with such regulation could result in governmental or other regulatory claims or significant fines that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay distributions.

•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
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

•	Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.
Vessel values can fluctuate substantially over time due to a number of different factors, including:
•prevailing economic conditions in the natural gas and energy markets;
•a substantial or extended decline in demand for LNG;
•increases in the supply of vessel capacity;
•the size and age of a vessel; and

•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant.
During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers’ agreement. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. When vessel values are low, we may not be able to dispose of vessels at a reasonable price when we wish to sell vessels, and conversely, when vessel values are elevated, we may not be able to acquire additional vessels at attractive prices when we wish to acquire additional vessels, which could adversely affect our business, results of operations, cash flow, financial condition and ability to make distributions to unitholders. Please refer to "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Critical Accounting Policies and Estimates-Vessel Market Values" for further information.

•	Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
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
Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and short-term deposits, accounts payable, long-term debt and capital lease obligation are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods. Please read “Item 11-Quantitative and Qualitative Disclosures About Market Risk” below for a more detailed discussion on foreign currency risk.

•	We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.
Our success depends to a significant extent upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.
Risks Related to Our Industry

•	Our results of operations and financial condition depend on demand for LNG, LNG carriers, FSRUs and FLNGs.

Our business strategy focuses on expansion in the LNG shipping sector, the floating storage and regasification sector and the floating liquefaction sector. While global LNG demand has continued to rise, the rate of its growth has fluctuated for several reasons, including the global economic downturn and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new and expanded LNG projects, including liquefaction projects. Accordingly, our results of operations and financial condition depend on continued world and regional demand for LNG, LNG carriers, FSRUs and FLNGs, which could be negatively affected by a number of factors, including but not limited to:

•	price and availability of natural gas, crude oil and petroleum products;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas;

•
decreases in the cost of, or increases in the demand for, conventional land-based regasification and liquefaction systems, which could occur if providers or users of regasification or liquefaction services seek greater economies of scale than FSRUs or FLNGs can provide, or if the economic, regulatory or political challenges associated with land-based activities improve;

•	further development of, or decreases in the cost of, alternative technologies for vessel-based LNG regasification or liquefaction;

•
increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier, conventional land-based regasification or liquefaction system, or FSRU or FLNG;

•	a significant increase in the number of LNG carriers, FSRUs or FLNGs available, whether by a reduction in the scrapping of existing vessels or the increase in construction of vessels; and

•	availability of new, alternative energy sources, including compressed natural gas.

Reduced demand for LNG or LNG liquefaction, storage, shipping or regasification, or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates or the market value of our vessels, which could have a material adverse effect on our results of operations and financial condition.

•
Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating liquefaction, storage and regasification, or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG production, liquefaction or regasification facility, FSRU or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification.

•	Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business.

Although no vessels operated by us have called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government as state sponsors of terrorism, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

•	Maritime claimants could arrest our vessels, which could interrupt our cash flow.

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

•	The results of the U.K.’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, and in March 2017, the government of the U.K. formally initiated the process. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the March 2017 initiation. There is currently no agreement in place regarding the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU‑derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions.

Risks Related to Industry Regulation

Regulations relating to ballast water discharge coming into effect during September 2019 will increase our costs and may adversely affect our profitability.

The International Maritime Organization (or the "IMO") has imposed updated guidelines on ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels must comply with the updated discharge standard (referred to as the “D-2 standard”) on or after September 8, 2019, with the compliance deadline depending on the date of the vessel’s IOPP renewal survey. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. The costs of compliance to the updated guidelines may be substantial and adversely affect our profitability. For additional information, please read Item 5 “Operating and Financial Review and Prospects-Capital Commitments.”

•
Our operations are subject to various international, federal, state and local environmental, climate change and greenhouse gas emissions laws and regulations. Compliance with these obligations, and any future changes to environmental legislation or regulation applicable to international and national maritime trade, may have an adverse effect on our business.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters and the jurisdictional waters of the countries in which our vessels operate, as well as those in force in the countries of our vessels’ registration. Such laws and regulations, among other things, govern response to and liability for oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.

National laws generally provide for a LNG carrier, FSRU and FLNG owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The IMO International Convention for the Prevention of Pollution from Ships of 1973 as from time to time amended, and generally referred to as MARPOL, can affect our operations. In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or the HNS, adopted in 1996 and subsequently amended by the April 2010 Protocol, which is discussed further below.

Laws that apply to our operations change from time to time. For example, in June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels, including LNG. The IGF Code is be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), and ballast treatment and handling. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Such legislation or regulations may require additional capital expenditures or operating expenses. Please see "Item 4. Information on the Company-B. Business Overview" below for a more detailed discussion on these topics.

•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time. Please read “Item 4. Information on the Partnership-B. Business Overview-Environmental and Other Regulations-Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.

•	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

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

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends on board once every year to verify that the maintenance of the equipment on board is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for dry-docking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our results of operations and reduce our cash available for distributions to our unitholders.

Risks Related to an Investment in Us

•	Our officers face conflicts in the allocation of their time to our business.

Our officers are all directors or officers of Golar Management and perform executive officer functions for us pursuant to the Management and Administrative Services Agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including Golar and Golar Power. The affiliates of our general partner, including Golar and Golar Power, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. Please read “Item 6-Directors, Senior Management and Employees”.

•	We depend on Golar and certain of its subsidiaries, including Golar Management, GMN, GMM and GMC, to assist us in operating and expanding our business.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Golar and its reputation and relationships in the LNG industry. If Golar suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	recover amounts due to us; or

•	maintain satisfactory relationships with suppliers and other third parties.

In addition, each vessel in our fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including GMN, GMM and GMC. Pursuant to these agreements, these entities provide significant commercial and technical management services for our fleet. In addition, pursuant to a management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”), Golar Management provides us with significant management, administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services. Our business will be harmed if these Golar subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7. Major Unitholders and Related Party Transactions-Related Party Transactions.”

•
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

•	Golar and its affiliates may compete with us.

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

•
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

•
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

•	Our common units are subordinated to our existing and future indebtedness and our Series A Preferred Units.

Our common units are equity interests in us and do not constitute indebtedness. The common units rank junior to all existing and future indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including a liquidation of the Partnership. Additionally, holders of the common units are subject to the prior distribution and liquidation rights of the holders of the Series A Preferred Units and any other preferred units we may issue in the future.

•	Increases in interest rates may cause the market price of our units to decline.

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

•	We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.

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

•	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

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

•
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

•
Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders.

As of March 15, 2019, Golar owned our general partner and 30.6% of our common units, and our general partner owned our general partner interest and all of our incentive distribution rights. Certain of our directors and officers are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires our general partner or Golar or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Golar’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Golar, which may be contrary to our interests;

•
our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Golar. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights (IDRs), consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

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

•
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

Our partnership agreement provides that our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•
permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Golar. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights (“ IDRs”), call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or IDRs or votes upon the dissolution of the partnership;

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

•
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

•	There are no restrictions in our partnership agreement on our ability to issue additional common units.
The effect of these provisions may be to diminish the price at which our units will trade.

•	The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

•	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our units.

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

•	Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Golar and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common units or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 15, 2019, Golar owned 21,226,586 common units. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

•	We may issue additional equity securities, including securities senior to the common units, without the approval of our unitholders, which would dilute our current unitholders’ ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional common units. In addition, we may issue units that are senior to the common units in right of distribution, liquidation and voting, provided that we may not issue any limited partner interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Senior Securities”) and, under certain circumstances limited partner interests or other equity securities with terms expressly providing that such class or series ranks on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Securities”) without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Units. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

•	Our Series A Preferred Units have rights, preferences and privileges that are not held by, and are preferential to the rights of, holders of our common units.

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

•	In establishing cash reserves, our board of directors may further reduce the amount of cash available for distribution to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. As described above, our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could further reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

•	Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

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

•	Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

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

•	Unitholders may have liability to repay distributions.

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

Tax Risks

•	A change in tax laws in any country in which we operate could adversely affect us.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development non-cooperative jurisdictions for tax purposes, a list on which Marshall Islands was recently placed.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

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

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or for any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be non-passive income and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will be accurate at any time in the future.

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

•	We may have to pay tax on U.S. source income, which would reduce our cash flow.

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

We believe that we and each of our subsidiaries engaged in transportation will qualify for the Section 883 tax exemption for the foreseeable future, and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurance that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for the Section 883 tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source gross transportation income for such year. Our failure to qualify for the exemption under Section 883 could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders. The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States, and we do not currently anticipate providing any liquefaction, regasification or storage services within the territorial seas of the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from liquefaction, regasification or storage services in the United States or from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 21% net income tax in the United States, plus a 30% branch profits tax. Please read “Item 4. Information on the Partnership-B. Business Overview-Taxation of the Partnership-The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 and the consequences of failing to qualify for such an exemption.

•
Unitholders may be subject to income tax in one or more non-U.S. jurisdictions, including the United Kingdom, as a result of owning our units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require unitholders to file a tax return with, and pay taxes to, those jurisdictions.

We conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon a unitholder as a result of owning our units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including the United Kingdom, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If a unitholder is subject to tax in any such jurisdiction, such unitholder may be required to file a tax return with, and to pay tax in, that jurisdiction based on such unitholder’s allocable share of our income. We may be required to reduce distributions to a unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to such unitholder. The United States will not allow a unitholder to claim a tax credit for any foreign income taxes that such unitholder directly or indirectly incurs by virtue of an investment in us.

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

•	We will be subject to taxes, which will reduce our cash available for distribution to you.

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. For example, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is canceling the waiver of Value Added Tax (“VAT”) importation in the approximate amount of $24.0 million for the NR Satu. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of wavier cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Please read “Item 4. Information on the Partnership-B. Business Overview-Taxation of the Partnership” and note 25 “Other Commitments and Contingencies” in our consolidated financial statements.

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

We completed our IPO in April 2011 and since then, we have increased our quarterly distribution from $0.385 per unit paid on a prorated basis for the period from the closing of our IPO through June 30, 2011, to $0.4042 per unit for the quarter ended December 31, 2018. From the time of our first annual general meeting in December 2012, four of the seven members of our board became electable by the common unitholders and because Golar no longer has the power to control our board of directors, we are no longer considered to be under common control with Golar.

We intend to leverage the relationships, expertise and reputation of Golar and its affiliates, a leading independent owner and operator of FSRUs and LNG carriers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 15, 2019, we have a fleet of six FSRUs, four LNG carriers and an interest in an FLNG, all of which were either contributed by or acquired from Golar. Of the ten vessels, we acquired six vessels and the interest in an FLNG since our IPO in 2011 for an aggregate purchase price of $2,551.8 million.

In July 2018, we acquired an interest in the Hilli, a floating liquefied natural gas ("FLNG") vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC (“Hilli LLC”) (the “Hilli Acquisition”) for a purchase price of $658 million, less 50% of the net lease obligations under the Hilli Facility and a post-closing purchase price adjustment. See “Item 5—Operating and Financial Review and Prospects” for a description of the Hilli acquisition and the financing arrangements related to our fleet.

We maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM11, Bermuda. Our telephone number at that address is +1 (441) 2954705. Our principal administrative offices are located at 6th Floor, The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC, can be obtained from the SEC’s website at (http://www.sec.gov) or from “SEC fillings” tab in the “Investor Relations” section of our website (www.golarlngpartners.com).

B.            Business Overview

Our Business

Our current business is owning and operating FSRUs, LNG carriers and an interest in a FLNG. Our primary long-term business objective is to provide steady and predictable quarterly distributions to unitholders by growing our business through accretive acquisitions of FSRUs, FLNGs and LNG carriers and chartering our vessels pursuant to long-term charters with customers that generate long-term stable cash flows.

Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional FSRUs and LNG carriers in the future from Golar and Golar Power when those vessels are fixed under charters of five or more years upon the expiration of their current charters. Any such acquisition will be subject to the approval of our board of directors and the conflicts committee. Please read “Item 7. Major Unitholders and Related Party Transactions-Related Party Transactions-IPO Omnibus Agreement” and “Golar Power Omnibus Agreement”. Any such acquisition will be subject to the approval of our board of directors and the conflicts committee. See “Item 7. Major Unitholders and Related Party Transactions-B. Related Party Transactions.”

Our pursuit of further acquisitions is dependent upon our ability to successfully raise capital at a cost that makes such acquisitions accretive and economically viable.

Our Business Strategies

Our primary long-term business objective is to provide steady and predictable quarterly distributions to unitholders. However, based on capital requirements for committed growth projects and scheduled debt repayment obligations, coupled with the expiry of a number of long-term charters, we reduced our quarterly distributions on our common units during the year to allow sustainable quarterly distribution. We intend to achieve our long-term business objective, as stated above, by executing the following strategies:

•
Pursue strategic and accretive acquisitions of FSRUs, FLNGs and LNG carriers. We believe our affiliation with Golar and its affiliates positions us to pursue a broader array of growth opportunities, including strategic and accretive acquisitions from or with Golar, Golar Power or from third parties. Since our IPO, we have acquired six vessels and an interest in a FLNG from Golar.

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

The Liquefied Natural Gas (“LNG”) Industry

The need to transport natural gas over long distances across oceans led to the development of the international LNG trade. LNG shipping provides a cost-effective and safe means for transporting natural gas overseas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then carried by pipeline or small scale vessels for distribution to power stations and other natural gas customers.

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

Regasification: At the receiving terminal (either onshore or aboard FSRUs), the LNG is returned to its gaseous state, or regasified. It may also be transferred to small scale LNG vessels that deliver LNG to users nearby.

Storage, distribution, marketing & power generation: Once regasified, the natural gas is stored in specially designed facilities or transported to power producers and natural gas consumers via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of larger land-based facilities in order to achieve improved economies of scale. To address the escalating costs, more cost competitive FLNG solutions across a spectrum of project sizes have been developed by a handful of major oil companies and also by Golar. We believe that many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas.

Our Operations

Prior to 2018, we reported that we operated in two reportable segments, “FSRUs” and “LNG carriers”. In 2018, through our investment in 50% of the Hilli Common Units, we purchased an interest in a FLNG. Due to this new strategy coupled with changes in our methods of internal reporting and management structure, management has concluded that we provide three distinct services and operate in three reportable segments: FSRUs, LNG carriers and FLNG.

•	FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs;

•	LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers; and

•
FLNGs are vessels that are moored above an offshore natural gas field on a long-term basis. A FLNG receives, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore. On July 12, 2018, we purchased 50.0% of the Hilli Common Units from Golar, affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) (together, the “Sellers”). Hilli LLC owns Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the Hilli.

The majority of the FSRUs in our current fleet are operating in Brazil, Kuwait, Indonesia, Jamaica and Jordan under time charters. Our contracted FSRUs and LNG carriers operated under charters with an average remaining term of 5.4 years as of March 15, 2019. Our uncontracted vessels are available for short term employment in the spot market.

FSRUs

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

As of March 15, 2019, our FSRU vessels had an average age of 24 years. The following table provides additional information about the six FSRUs in our fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel	Capacity (cbm)	Base Offtake Capacity (Bcf/d)	Year of Delivery	Containment System	Year Acquired	Year of FSRU Retrofitting	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit	129,000	0.25	1981	Moss	Upon formation(1)(2)	2007	None(3)	Not applicable	Not applicable
Golar Winter	138,000	0.50	2004	Membrane	At IPO(2)	2008	Petrobras	September 2024(4)	None
Golar Freeze	125,000	0.48	1977	Moss	October 2011	2010	(5)	(5)	(5)
NR Satu(6)	125,000	0.50	1977	Moss	July 2012	2012	PTNR	December 2022	2025
Golar Igloo	170,000	0.50	2014	Membrane	March 2014	Not applicable	KNPC	December 2019	None(7)
Golar Eskimo	160,000	0.50	2014	Membrane	January 2015	Not applicable	Jordan	June 2025	None

(1)	Upon our formation, Golar contributed to us a 100% interest in the subsidiary which leased the Golar Spirit.

(2)	In connection with our IPO, Golar transferred to us a 100% interest in the subsidiary which leased the Golar Winter and the legal title to the Golar Spirit.

(3)	As of March 15, 2019, the Golar Spirit is in lay-up awaiting new employment.

(4)
The charter initially had a term of 10 years, expiring in 2019. However, in return for certain vessel modifications made at the request of Petrobras the charter was extended by a further five years to 2024. These modifications were completed in August 2013.

(5)
In July 2018, the Golar Freeze was nominated to service the 15-year time charter with an energy and logistics company (the “New Freeze Charter”) offshore Jamaica. Subsequently in October 2018, the Golar Freeze underwent drydocking to satisfy certain technical specifications of the New Freeze Charter. (See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019”).

(6)
We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia (“PTGI”), the company that owns and operates the NR Satu, pursuant to a Shareholders’ Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

(7)	The charterer has exercised its option to extend the charter for a regasification season in January 2019.

The below table summarizes the key details of the hire rates for each contracted FSRU in our fleet:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Winter	Increases on a bi-annual basis based on a cost of living index and as required for Owner to be kept whole for any changes in local tax law.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	Not applicable
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component.(1)	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo(2)	The hire rate is an all-inclusive daily fixed rate.	Not applicable	Not applicable	Not applicable
Golar Eskimo	Fixed for first five years of hire. Decreases by 6.4% after the first five years of hire.	Increases by a fixed percentage per annum.	Not applicable	Not applicable

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

FSRU Golar Freeze undergoing drydocking prior to deployment

LNG Carriers

LNG carriers are designed to transport LNG between liquefaction facilities and import terminals for regasification after the natural gas is liquefied. Our LNG carriers utilizes the LNG that naturally boils off during transportation in their propulsion system.

According to Fearnleys, 33.6 metric tons of additional supply of LNG mainly from the United States will be available in 2019, much of which will be sold to the Far East. The associated increase in ton miles is expected to quickly absorb all available LNG carriers on the water. It has been estimated that the current global fleet of LNG carriers and those LNG carriers expected to be delivered in 2019 are insufficient to carry this expected new production. The market is currently expected to remain short of LNG carriers until the second half of 2021.

As of March 15, 2019, our LNG carriers had an average age of 15 years. The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier	Capacity (cbm)	Year of Delivery	Containment System	Year Acquired	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Mazo(1)	135,000	2000	Moss	Upon formation	Spot market	Not applicable	Not applicable
Methane Princess(1)	138,000	2003	Membrane	Upon formation	Royal Dutch Shell	March 2024	Five years plus five years
Golar Grand	145,700	2006	Membrane	November 2012	Major international Oil and Gas company	May 2020	Terms extending up to six years(2)
Golar Maria	145,000	2006	Membrane	February 2013	Spot market	Not applicable	Not applicable

(1)
Upon our formation, Golar contributed to us a 100% interest in certain subsidiaries which owned a 60% interest in the Golar Mazo and which leased the Golar Spirit and the Methane Princess. We currently own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest.

(2)
The charter initially had a term of two years. In February 2019, the charter was extended for a year. The charterer has options to extend the charter by two one year periods and two further periods of up to two years each.

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

FLNG

Compared to onshore terminals, the FLNG industry is fairly young. FLNG projects are a solution for stranded gas reserves (such as lean gas sourced from offshore fields) for which geographical, technical and economic limitations restrict the ability to convert these gas reserves to LNG. FLNGs offer a more viable economic solution to the traditional giant land-based projects as they are able to be re-deployed. Golar’s liquefaction solution places liquefaction technology on board an existing LNG carrier using a rapid low-cost execution model resulting in a vessel conversion time of approximately three years. Golar was also the first company to enter into an agreement for the long-term employment of an FLNG based on the conversion of an existing LNG carrier.

We currently own 50% of the Common Units of Hilli LLC which owns Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the FLNG, the Hilli (See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019”).

FLNG Hilli Episeyo shortly before departure from Singapore

Our Charters

The services of our FSRUs and LNG carriers are provided to their charterers for a fixed period of time at a specified daily hire rate pursuant to time charters. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation which include repairs and maintenance, insurance, stores, lube oils and communication expenses as well as periodic drydocking costs. These costs related to the vessel’s operation are included in the daily rate, and the charterer is responsible for substantially all of the vessel voyage costs, which include fuel, port and canal fees, LNG boil-off, cargo loading and unloading expenses, canal tolls, agency fees and commissions. For FSRUs, the charterer is also responsible for providing, maintaining, repairing and operating certain facilities at the unloading port such as sufficient mooring infrastructure for LNG vessels to be berthed alongside and a high pressure send-out pipeline.

Certain of our charters provide for the payment by the charterer of an all-inclusive daily fixed rate. The hire rate for our FSRU vessels and LNG Carriers is primarily made up of two components:

•
Capital cost component - primarily relates to the cost of the vessel and is structured to meet that cost and provide a return on investor capital. The capital cost component is constant for the duration of the entire charter except for the Golar Winter and Golar Eskimo.

•
Operating cost component - intended to compensate us for vessel operating expenses including management fees. This component is generally established at the beginning of the charter and typically escalates annually on a fixed percentage or fluctuates annually based on changes in a specified consumer price index.

Under time charters, hire is payable monthly. Under all of our charters, hire is payable in U.S. Dollars, except for the operating cost component for the Golar Winter, which is payable in Brazilian Reais.

Our FLNG vessel provides floating liquefied natural gas tolling services based on a liquefaction tolling agreement. See “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

The hire rate payable for each of our vessels may be reduced if they do not perform to certain of their contractual specifications or if we are in breach of any of our representations and warranties in the charter. When a vessel is “off-hire” or not available for service, the charterer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-

hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a specified time it is not available for the charterer’s use due to, among other things: operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

See note 6 “Segment Information” in our consolidated financial statements for a information regarding our significant customers.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. As the FSRU market continues to grow and mature there are new competitors entering the market. A number of our competitors have also ordered FSRUs. Expectations of rapid growth in the FSRU market has given owners the confidence to place orders for FSRUs before securing charters. This has led to more competition for mid- and long-term FSRU charters.

Competition for these charters is based primarily on price, operational track record, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and reputation of the operator. In addition, FSRUs may operate as LNG carriers during periods of increased FSRU competition.

The FLNG industry is in an early stage of development, and we do not currently face significant competition from other providers of FLNG services. There are currently only two operating FLNGs in the world, including the Hilli. We anticipate that other companies, including marine transportation companies with strong reputations and extensive resources and experience, will enter the FLNG industry at some point in the future, resulting in greater competition.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. The vessel market is somewhat weaker in the period between winter and summer.

Our vessels that operate under long-term charters are not subject to the effect of seasonal variations in demand, with the exception of the Golar Igloo, whose charter specifies a regasification season of nine months, extendable at the option of the charterer. For our vessels that are available for charter in the spot market, our revenue may be subject to the effect of seasonal variations in demand.

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

Under our charters, we are responsible for the technical management of the vessels which Golar, through its subsidiaries, assists us, by managing our vessel operations, maintaining a technical department to monitor and audit our vessel manager operations and providing expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to administrative services agreements with certain subsidiaries of Golar, access to human resources, financial and other administrative functions.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage. The maximum coverage varies from 180 days to 360 days, depending on the vessel. The number of deductible days varies from 14 days to 60 days, depending on the vessel and type of damage; machinery or hull damage.

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by mutual protection and indemnity (“P&I”) associations, or P&I clubs. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

The current protection and indemnity insurance coverage for pollution is $250 million per incident for the Hilli and $1 billion per vessel per incident for all other vessels. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $8.2 billion per accident or occurrence. We are a member of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the hull and machinery, hull and cargo interests, protection and indemnity and loss of hire insurances have confirmed that they will consider FSRUs as vessels for the purpose of providing insurance. For the FSRUs we have also arranged an additional comprehensive general liability insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by DNV-GL. All of our operating vessels have been awarded International Safety Management (“ISM”) certification and are currently “in class”.

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

Environmental and Other Regulations

General

Our business and the operation of our vessels are subject to various international treaties and conventions and to the applicable local national and subnational laws and regulations of the countries (U.S., Indonesia, Brazil, Kuwait, Jamaica and Jordan) in which our vessels operate or are registered. These local laws and regulations might require us to obtain governmental permits and authorizations before we may conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.

The local governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations.

International environmental treaties and conventions, U.S. environmental laws and regulations that apply to the operation of our vessels are described below. Other countries in which we operate or in which our vessels are registered have or may in the future have laws and regulations that are similar in nature to the U.S. laws referenced below. GMN provides technical management services for our vessels, is certified in accordance with the International Maritime Organization's (“IMO”) standard for ISM and operates in compliance with the International Standards Organization (“ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.

International Maritime Regulations of LNG Vessels

The IMO provides international regulations governing shipping and international maritime trade. Among other requirements, the IMO's ISM Code requires the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship manager holds a document of compliance under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to the International Gas Carrier Code (“IGC”) which provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) which provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch keeping standard, afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”) also promulgated by the IMO. The SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Flag states that have ratified the SOLAS and STCW generally employ the classification societies, which have incorporated the SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

 In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on July 1, 2004, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. GMN has developed security plans and appointed and trained ship and office security officers. In addition, all of our vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and the Maritime Transportation Security Act (“MTSA”).

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships (“MARPOL”), imposes environmental standards on the shipping industry relating to marine pollution, including oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. Annex I to MARPOL applies to various vessels delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (“IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All our vessels delivered or drydocked since May 19, 2005 have been issued IAPP Certificates.

 Amendments to Annex VI to the MARPOL Convention that took effect in 2010 require progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2012, fuel used to power vessels may contain no more than 3.5% sulfur for areas outside of designated emission control areas (“ECAs”). This cap will then decrease progressively until it reaches 0.5% on January 1, 2020. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being modified to burn gas only in their boilers when alongside a berth. Except for the Golar Mazo, we have modified the boilers on all our vessels to also allow operation on low sulfur diesel oil, or LSDO.

More stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in the “U.S. Clean Air Act” below. These areas include certain coastal areas of North America and the United States Caribbean Sea. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels, but that possibility cannot be eliminated.

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

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resource and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

The limits of OPA liability are the greater of $2,200 per gross ton or $18.8 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances”.

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

Compliance with any new requirements of OPA, or other laws or regulations, may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, in July 2016, the BSEE finalized new regulations imposing well control requirements on offshore oil and gas drilling. However, this measure and others like it are being reevaluated by promulgating agencies pursuant to Executive Orders 13783 and 13795, which promote energy exploration and production. As part of this reevaluation, in December 2017, BSEE proposed to revise or eliminate certain of the requirements under the 2016 well control rule. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make distributions to our unitholders.

 Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention entered into force on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention makes the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a Civil Liability Convention (CLC) State-issued certificate attesting that the required insurance cover is in force.

Ballast Water Management Convention, Clean Water Act and National Invasive Species Act

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The Environmental Protection Agency (“EPA”) and USCG, have also enacted rules relating to ballast water discharge for all vessels entering or operating in United States waters. Compliance requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

a. Ballast Water Management Convention

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (“BWM Convention”). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange became mandatory for our vessels.

b. Clean Water Act

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters - the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). In March 2013, the EPA issued the VGP. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the USCG. Although the 2013 VGP was scheduled to expire in December 2018, under VIDA the provisions of the 2013 VGP will remain in place until the new regulations are in place. In addition to the requirements in the VGP (to be replaced by the NSPs established under VIDA), vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

c. National Invasive Species Act

The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) require the USCG's approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February, 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG.

Installation of ballast water treatments systems (“BWTS”), will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWTS. The additional costs of complying with these rules, relating to all our vessels are estimated to be in the range of $1.8 million and $2.1 million per vessel and will be phased in over time in connection with the renewal surveys that are required. We have therefore decided to install BWTS on all our LNG Carriers on their first drydocking after 2017. The installation of the BWTS on the Methane Princess was completed in 2018.

Clean Air Act

The U.S. Clean Air Act of 1970 (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

As of January 1, 2013, all vessels, including rigs and drillships, must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from vessels add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO adopted the initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

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

    The 2010 Protocol sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS fund that comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 Protocol, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights, or SDR. SDR is a potential claim on the freely usable currencies of the IMF members. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 Protocol has yet entered into effect as the required minimum number of states has not been met. We cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

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

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2018 and will continue to satisfy the Publicly Traded Test for future taxable years.

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

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us relevant to the fiscal year ended December 31, 2018. This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

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

Taxation of United Kingdom Incorporated Subsidiaries. Each of our subsidiaries that is incorporated in the United Kingdom will be regarded for the purposes of the United Kingdom Corporation Tax Acts as being resident in the United Kingdom and will be liable to United Kingdom corporation tax on its worldwide income and chargeable gains, regardless of whether this income or gains are remitted to the United Kingdom. The generally applicable rate of United Kingdom corporation tax is 19% from April 1, 2017 and further reducing to 17% from April 1, 2020. Our United Kingdom incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. There is currently no United Kingdom withholding taxes on distributions made to us.

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

PTGI, which owns and operates the NR Satu, has entered into a time charter party agreement with PTNR. On commencement of the charter by PTNR in Indonesia, which occurred in May 2012 upon delivery of the NR Satu, we became subject to tax in Indonesia payable by PTGI. This includes (and is not limited to) corporate income tax on profits at a rate of 25%, withholding taxes required to be withheld by PTGI from payments it makes to our other subsidiaries including dividends to PTGI’s immediate parent or interest payments on group loans as well as third party debt financing.

However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only if there is a change in Indonesian tax laws or certain stipulated tax assumptions are invalid. PTNR withholds tax from payments it makes under the charter for the NR Satu. See “Item 8—Financial Information—A.Consolidated Statements and Other Financial Information—Legal Proceedings” for details on our legal proceeding in Indonesia.

Other Taxation

We are liable to corporate income taxes in the jurisdictions which we have subsidiaries or a taxable presence. We are therefore liable to tax currently in the United Kingdom, Brazil, Indonesia, Jordan, Kuwait and Barbados according to the tax regulations of those countries. We are also subject to tax inspections and tax audits in the jurisdictions we operate in.

The various local tax authorities may also periodically revise their tax laws and regulations or adopt new laws and regulations, and the effects of new or revised tax regulations on our operations cannot be predicted. There can be no assurances that additional significant costs and liabilities will not be incurred to comply with such current and future tax regulation changes or that such tax regulations will not have a material effect on our operations.

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner. Our general partner is a subsidiary of Golar, which is a Bermuda exempted company. Please see Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $14.2 million and $17.7 million as of December 31, 2018 and 2017, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured in favor of the $175 million NR Satu facility.

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

Background and Overview

We were formed in 2007 by Golar to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. Our fleet currently consists of six FSRUs, four LNG carriers and an interest in the FLNG Hilli, through our ownership of 50% of the Hilli Common Units. We expect to make additional accretive acquisitions of FSRUs, LNG carriers and FLNGs from Golar and third parties in the future as market conditions permit.

We completed our IPO on April 13, 2011 and our common units are traded on the NASDAQ Global Market under the symbol “GMLP”.

Significant Developments in 2018 and Early 2019

Hilli Acquisition

a. Closing of the Hilli Acquisition

On July 12, 2018 (the “Closing Date”), Golar Partners Operating LLC, our wholly owned subsidiary completed the acquisition from Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of 50% of the Common Units in Hilli LLC, which owns Hilli Corp, the disponent owner of the floating liquefied natural gas vessel, the Hilli. The Hilli is currently operating under an eight-year liquefaction tolling agreement (the “LTA”) with Perenco Cameroon SA (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together with Perenco, the “Customer”). The purchase price for the Hilli Acquisition was $658 million, less 50% of the net lease obligations under the Hilli Facility (defined below), plus working capital adjustments. The post closing purchase price adjustments were finalized in October 2018.
On August 15, 2017, concurrently with our entry into the purchase and sale agreement for the Hilli Acquisition, we paid a deposit to Golar, which, together with accrued interest, equaled $71 million on the Closing Date (the “Purchase Price Deposit”). In addition, in connection with the exercise of our put right with respect to the Golar Tundra, we sold Tundra Corp., the owner of the Golar Tundra, to Golar in return for Golar’s promise to pay an amount $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price. We applied the Purchase Price Deposit, the Deferred Purchase Price and the interest accrued thereon to the purchase price for the Hilli Acquisition.
The membership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units and the Series B Special Units. We own 50% of the Hilli Common Units and Golar, Keppel and B&V own 44.6%, 5.0% and 0.4%, respectively, of the Hilli Common Units. Golar, Keppel and B&V own 89.1%, 10% and 0.9%, respectively, of each of the Series A Special Units and the Series B Special Units. See note 10 "Investment in Affiliate" in our Consolidated Financial Statements included herein for more information. For a discussion of certain risks associated with the Hilli Acquisition see “Item 3. Key Information—D. Risk Factors.”
b. Hilli LLC Limited Liability Company Agreement
The Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “Hilli LLC Agreement”) provides that within 60 days after the end of each quarter, Golar, in its capacity as the managing member of Hilli LLC shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the members of Hilli LLC (the “Members”) of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Members when, as and if declared by Golar; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless (i) Series A Distributions for the most recently ended quarter and any accumulated Series A Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for and (ii) Series B Distributions for the most recently ended quarter and any accumulated Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for. For a description of Series A Distributions and Series B Distributions as well as distributions which may be made to the Hilli Common Units, please see Note 10 “Investment in Affiliate” in our consolidated financial statements included herein.
Golar is the managing member of Hilli LLC and is responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We do not consolidate Hilli LLC or Hilli Corp and have accounted for the Hilli Acquisition under the equity method.
c. Liquefaction Tolling Agreement (“LTA”)

Under the LTA, the Hilli will provide floating liquefied natural gas tolling services for the Customer until the earlier of (i) May 31, 2026, eight years from the date the delivered Hilli was accepted by the Customer (the “Acceptance Date”), or (ii) the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. Under the terms of the LTA, the Hilli will be required to make available 1.2 million tonnes of liquefaction capacity per annum, which capacity will be spread evenly over the course of each contract year. The Customer pays Hilli Corp a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent crude. Under the LTA, the Customer has an option to increase liquefaction capacity. The LTA provides certain termination rights to the Customer and Hilli Corp. The LTA provides for the payment by Hilli Corp of termination payments of up to $400 million (which reduces gradually as LNG is produced, reducing to $100 million once 3.6 million tonnes of LNG has been produced), $300 million of which is secured by a letter of credit, in the event of termination by the Customer for Hilli Corp’s underperformance or non-performance. If the Customer elects to terminate the LTA prior to the second anniversary of the Acceptance Date, the Customer will be obligated to pay Hilli Corp $400 million, with termination payments decreasing if the LTA is terminated after the second anniversary of the Acceptance Date.

d. Hilli Letter of Credit Guarantee

Pursuant to the terms of the LTA, Golar obtained a letter of credit (the “Hilli LOC”) issued by a financial institution that guarantees certain payments Hilli Corp is required to make under the LTA. On November 28, 2018, we entered into an agreement to guarantee (the "LOC Guarantee") the Hilli LOC in the event of Hilli Corp’s underperformance or non-performance under the LTA. Under the LOC Guarantee, we are severally liable for any outstanding amounts that are payable, based on the percentage ownership that Golar holds in us, multiplied by our percentage ownership in the Hilli Common Units. The LOC Guarantee contains certain financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.

e. Hilli Facility and the Partnership Guarantee
Hilli Corp, a wholly owned subsidiary of Hilli LLC, is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune, pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under the Hilli Facility. The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%.
In connection with the closing of the Hilli Acquisition, we agreed to provide the Partnership Guarantee of 50% of the obligations of Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. The Hilli Facility and the Partnership Guarantee contain certain financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders. We entered into a $480.0 million interest rate swap in relation to our proportionate share of the obligation under the Hilli Facility.
New Freeze Charter
In January 2018, we entered into a 15-year time charter for the Golar Freeze with an energy and logistics company (the "New Freeze Charter") in offshore Jamaica. Under the New Freeze Charter, the charterer has the option to terminate the contract after 3 years and seek an alternative regasification solution, but only in the event that certain throughput targets have not been met. Additionally, we will have a matching right to provide such alternative solution. The New Freeze Charter also includes a 5-year extension option.

Common Unit Repurchase Program

In March 2018, the Board approved a common unit repurchase program of up to $25.0 million of our outstanding common units in the open market over a two-year period and subsequently increased the common unit repurchase program to $50.0 million in December 2018. As of December 31, 2018, we had repurchased a total of 930,866 common units under the program for an aggregate cost of $14.0 million. In accordance with the provisions of our Partnership Agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

Equity offerings
In September 2017, we entered into an equity distribution agreement with a sales agent pursuant to which we may, from time to time, issue common units with an aggregate offering price up to $150.0 million (“ATM Program”). In 2018, we sold 617,969 common units at an average gross sales price of $23.15 per unit and received net proceeds of $13.9 million. As of December 31, 2018, we paid an aggregate of $0.1 million in sales commissions to the sales agent. In connection with such sales, our general partner acquired 12,548 additional general partner units, at an average price of $23.15 per unit for an aggregate sales price of $0.3 million.

Organizational Changes

On March 19, 2018, Brian Tienzo replaced Graham Robjohns as our Chief Executive Officer. Mr. Robjohns currently serves as the Chief Financial Officer and Deputy Chief Executive Officer of Golar, having served as our Chief Executive Officer since July 2011. In addition to serving as our Chief Executive Officer, Mr. Tienzo will continue to serve as our Chief Financial Officer and our Principal Accounting Officer.

Factors Affecting Our Results of Operations and Future Results

Our historical results of operations and cash flows may not be indicative of future results of operations and our results may be principally affected for the following reasons:

•
Vessels may be re-contracted at lower rates. We currently derive all of our revenue from a limited number of customers on charters. Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. The Golar Maria and Golar Mazo are currently on spot charters and the Golar Igloo’s charter is due to expire in 2019. We cannot guarantee that KNPC will employ the Golar Igloo beyond the 2019 regasification season. In addition, certain of our time charters provide for significant reductions in hire rates payable during extension periods if the charterer extends the applicable charter beyond its initial term. If rates are lower, our earnings and ability to make distributions to our unitholders may decline.

•
The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2018, 2017 and 2016, we had 134, 123 and 88 off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially.

•
Our investment in Hilli LLC may not result in anticipated profitability or generate cash flow sufficient to justify our investment. The Hilli is the world’s first converted FLNG vessel. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks.  Accordingly, the operations of the Hilli are subject to risks that could negatively impact affect our earnings and financial condition. In addition, we provided the Partnership Guarantee and the LOC Guarantee in connection with the Hilli Acquisition. We could be liable if Hilli Corp fails to service its debt or comply with its debt covenants under the Hilli Facility or fails to perform under the LTA. This could also affect our ability to gain future credit from certain lenders. Furthermore, upon the closing of the Hilli Acquisition, we accounted for our investment in Hilli LLC under the equity method. Accordingly, our anticipated benefits from Hilli LLC is through cash distributions from our share of earnings from Hilli LLC.

•
Our results may be affected by fluctuations in our vessel operating costs. Factors such as shortage of qualified and experienced seafaring crew, changes in regulatory requirements and pressure on raw material prices could increase our operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational cost may occur. In addition, the Golar Spirit has been in lay-up since August 2017. We receive no revenues for vessels while they are in lay-up or being converted, but we benefit from lower vessel operating costs, principally from reduced crew on board, and minimal maintenance requirements and voyage costs.

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

•
Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as most of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate.  Please read note 23 “Financial Instruments” in our Consolidated Financial Statements.

•
Our results may be affected by tax exposure. Tax accounting and reporting judgments that we make may not be entirely free from doubt. It is possible that applicable tax authorities will disagree with our positions, possibly resulting in additional taxes being owed in future years. For instance, the Indonesian tax authorities have revoked a previously granted waiver of VAT importation for one of our subsidiaries, PTGI, in the approximate amount of $24.0 million for the NR Satu. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of wavier cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. In the event that the revocation of the waiver is upheld by the Supreme Court an

d a liability arises, it is possible that PTGI will be liable for the VAT plus penalties and interest. We believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them. See note 25 “Other Commitments and Contingencies” in our Consolidated Financial Statements.
Please read “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Total Operating Revenues. Total operating revenues refers to time charter revenues. We recognize revenues from time charters over the term of the contract as the applicable vessel operates under the contract. We do not recognize revenue during days when the vessel is off-hire, unless the agreement makes a specific exception.

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

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Except for the NR Satu and Golar Freeze, which will go into drydock after their charter with their respective charterer, we generally drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Voyage and Commission Expenses. Voyage expenses, which primarily comprise of fuel costs but also include other costs such as port charges, are paid by our customers under our time charters. However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking, which expenses will be payable by us. We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time.

Time Charter Equivalent Earnings. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For our time charters, this is calculated by dividing time charter revenues less voyage and commission expenses, by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, is included in the calculation of TCE. For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. TCE is a non-GAAP financial measure. See “Item 3. Key Financial Information—A. Selected Financial Data—Non-GAAP Financial Measure” for a reconciliation of TCE to total operating revenues (TCE’s most directly comparable financial measure in accordance with GAAP).

Vessel Operating Expenses. Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of commercial and technical management services.

Segment EBITDA. Segment EBITDA is calculated by deducting from total operating revenues: vessel operating expenses, voyage and commission expenses and administrative expenses. This is used as a supplemental financial measure by management and investors to assess the Partnership’s total financial and operating performance. Management believes that it assists management and investors by increasing comparability of its total performance from period to period and against the performance of other companies.

 Depreciation and Amortization. Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is related to the number of vessels we own or operate for contractual future leasing. We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis.

We amortize our drydocking costs generally over five years based on each vessel’s next anticipated drydocking.  Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Also, we amortize our intangible assets, which pertain to customer related and contract based assets representing primarily long-term time charter party agreements acquired in connection with the acquisition of certain subsidiaries from Golar, over the term of the time charter party agreement.

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

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowing and may significantly increase when we acquire or lease vessels. In addition, by virtue of sale and leaseback transactions we have or may enter into with lessor VIEs, where we are deemed to be the primary beneficiary. We are required to consolidate the VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail, refer to note 5 "Variable Interest Entities" to our Consolidated Financial Statements. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by these financial institutions. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Gains/(losses) on Derivative Instruments. Gains/(losses) on derivative instruments include market valuation adjustments for interest rate swap derivatives, realized interest income/(expense) on interest rate swaps and market valuation adjustments on Earn-Out Units. The market valuation adjustment for our interest rate and foreign currency derivatives may have a significant impact on our results of operations and financial position although it does not materially impact our short-term liquidity unless we terminate these swaps before their maturity.

Other Financial Items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, foreign exchange gains/losses and other realized gains/(losses) on our financial instruments.  Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

Non-Controlling Interest. Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary (or “Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”) in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus, the equity attributable to CMBL is included in our non-controlling interest. For additional details, see note 5 “Variable Interest Entities” to our Consolidated Financial Statements included herein.

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

•	The NR Satu time charter provides for annual adjustment to the operating expense component of the charter hire rate as necessary to take into account cost movements.

A.            Operating Results

In July 2018, we completed the Hilli Acquisition and our investment in the Hilli Common Units is accounted for under the equity method of accounting. Our share of the results of operations of the Hilli is reported in “Equity in net earnings of affiliate” in our consolidated statement of operations.

Management has determined that the risks and long term business prospects of our FLNG business differ from our other reporting segments, as our FLNG business meets the definition of an operating segment, being a distinguishable component of the business whose operating results will be regularly reviewed by the chief operating decision maker. Management has concluded that we provide three distinct services and operate in the following three reportable segments: FSRUs, LNG carriers and FLNG. Consequently, this resulted in a change in our measure of profitability from “Operating Income” to “EBITDA”, as our FLNG business is measured based on its underlying business activities instead of the “Equity in net earnings of affiliate”, to better allow management to effectively manage our standalone segments and our overall businesses. We believe that Segment EBITDA assists management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Segment EBITDA information. See note 6 "Segment Information" in our consolidated financial statements included herein for additional information.

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

The following details the segment EBITDA information for our reportable segments; FSRUs, LNG carriers and FLNG for the years ended December 31, 2018 and 2017.

	December 31, 2018					December 31, 2017
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$294,889	$51,761	$49,754	$(49,754)	$346,650	$316,599	$116,503	—	—	$433,102
Vessel operating expenses	(42,736)	(22,511)	(9,834)	9,834	(65,247)	(47,960)	(20,318)	—	—	(68,278)
Voyage and commission expenses	(7,138)	(4,084)	(434)	434	(11,222)	(8,375)	(1,319)	—	—	(9,694)
Administrative expenses(2)	(9,384)	(5,425)	(1,306)	1,306	(14,809)	(10,029)	(5,181)	—	—	(15,210)
Segment EBITDA	$235,631	$19,741	$38,180	$(38,180)	$255,372	$250,235	$89,685	—	—	$339,920
(1) Eliminations reverse the effective revenues, expenses, and Segment EBITDA attributable to our 50% ownership of the Common Units of Hilli LLC.
(2) General and administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while general and administrative expenses for FLNG relates to our effective share of expenses attributable to our 50% ownership of the Common Units of Hilli LLC.

FSRU Segment

The following table sets forth the operating results of our FSRU segment for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$294,889	$316,599	$(21,710)	(7)%
Vessel operating expenses	(42,736)	(47,960)	5,224	(11)%
Voyage and commission expenses	(7,138)	(8,375)	1,237	(15)%
Administrative expenses(1)	(9,384)	(10,029)	645	(6)%
FSRU Segment EBITDA	235,631	250,235	(14,604)	(6)%

Other Financial Data:
Average daily TCE(2)	$171,689	$159,950	$11,739	7%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $21.7 million to $294.9 million for the year ended December 31, 2018 compared to $316.6 million in 2017. This was primarily due to a $43.3 million reduction in revenue from the Golar Spirit following the early termination of her time charter in 2017 and a $4.0 million reduction in revenue from the NR Satu due to a reduction of the daily time charter rate in 2018.

This was partially offset by:

•
a $12.1 million increase due to recognition of all of Golar Freeze's revenue until the end of her previous charter in the year ended December 31, 2018. In July 2018, Golar Freeze was nominated to service the New Freeze Charter and subsequently underwent drydocking to satisfy certain technical specifications of the charter. Accordingly, we recognized all of the revenue due to be paid under the current Golar Freeze charter which had an original expiration date of April 2019 as the vessel will no longer be available under the current charter; and

•	a $13.0 million increase in revenue from the Golar Winter in the year ended December 31, 2018 following her scheduled drydocking in 2017.

Vessel operating expenses: The decrease of $5.2 million in vessel operating expenses to $42.7 million for the year ended December 31, 2018 as compared to $48.0 million in 2017 was principally due to:

•	a $4.1 million decrease in repairs and maintenance costs for the NR Satu during the year ended December 31, 2018 following her scheduled maintenance in 2017; and

•	a $3.8 million reduction in the operating costs associated with the Golar Spirit due to the vessel being placed in lay-up in August 2017 following the termination of her charter.
This was partially offset by a $2.7 million increase in the Golar Freeze repairs and maintenance cost during her scheduled drydocking in July 2018.

Voyage and commission expenses:     Voyage and commission expenses decreased by $1.2 million to $7.1 million for the year ended December 31, 2018 compared to $8.4 million in 2017, mainly due to higher bunker costs incurred in connection with the Golar Spirit being placed in lay-up in August 2017 and the Golar Winter's scheduled drydocking in September 2017. This was partially offset by bunker and positioning cost incurred by the Golar Freeze in preparation of her new charter in 2019.

FSRU Segment EBITDA: The FSRU Segment EBITDA decreased by $14.6 million to $235.6 million for the year ended December 31, 2018 compared to $250.2 million in 2017. This was primarily due to the Golar Spirit being in lay-up following the early termination of her time charter in 2017, resulting in lower total operating revenue, vessel operating expenses and voyage and commission expenses for the year ended December 31, 2018.

Average daily TCE(2): The average daily TCE for the year ended December 31, 2018 increased by $11,739 to $171,689 compared to $159,950 for the same period in 2017, mainly due to a reduction in calendar days less scheduled off-hire days in the year ended December 31, 2018 as the Golar Spirit has been in lay-up since August 2017. The decrease in revenues from the Golar Spirit does not affect the average daily TCE in 2018 as the days when vessels are in lay-up are also considered scheduled off-hire days.

LNG Carrier Segment

The following table sets forth the operating results of our LNG carrier Segment for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$51,761	$116,503	(64,742)	(56)%
Vessel operating expenses	(22,511)	(20,318)	(2,193)	11%
Voyage and commission expenses	(4,084)	(1,319)	(2,765)	210%
Administrative expenses(1)	(5,425)	(5,181)	(244)	5%
LNG carrier Segment EBITDA	19,741	89,685	(69,944)	(78)%

Other Financial Data:
Average daily TCE(2)	$33,575	$80,268	$(46,693)	(58)%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Operating revenues: Total operating revenues decreased by $64.7 million to $51.8 million for the year ended December 31, 2018 compared to $116.5 million in 2017. This was primarily due to:

•	a $31.5 million reduction in revenue from the Golar Mazo as a result of the expiration of her charter in December 2017;

•
a $29.2 million reduction in revenue from the Golar Grand and the Golar Maria following the expiration of the charter back to Golar and her charter, respectively, in November 2017. The hire rates under the Golar Grand's and the Golar Maria's time charters with the new charterers are lower than the previous hire rates; and

•	a $4.0 million reduction in revenue from the Methane Princess resulting from her scheduled drydocking in 2018.

Vessel operating expenses: The increase of $2.2 million in vessel operating expenses to $22.5 million for the year ended December 31, 2018, as compared to $20.3 million in 2017, was principally due to $4.7 million increase in repair and maintenance costs in respect of the Golar Maria and Methane Princess in 2018.

This was partially offset by a reduction of:

•	$1.3 million in operating cost for the Golar Mazo in 2018 following the expiration of her charter in December 2017; and

•	$1.2 million in operating cost for the Golar Grand in 2018 as she was taken out of lay-up and completed drydock in 2017.

Voyage and commission expenses:     Voyage and commission expenses increased by $2.8 million to $4.1 million for the year ended December 31, 2018 compared to $1.3 million in 2017, primarily due to incremental positioning and bunker cost incurred by the Golar Mazo and Golar Maria for the year ended December 31, 2018 following the expiration of their long term charters in December 2017 and November 2017, respectively.

LNG carrier Segment EBITDA: The LNG carrier Segment EBITDA decreased by $69.9 million to $19.7 million for the year ended December 31, 2018 compared to $89.7 million in 2017. This was primarily due to the reduction in revenue and higher positioning and bunker cost from the Golar Mazo and Golar Maria for the year ended December 31, 2018 following the expiration of their charters in 2017.

Average daily TCE(2): The average daily TCE for the year ended December 31, 2018 decreased by $46,693 to $33,575 compared to $80,268 for the year ended December 31, 2017. This was due to (i) the Golar Mazo and Golar Maria being offhire following the expiration of their charters in December 2017 and November 2017, respectively; and (ii) lower hire rates for the Golar Grand following the expiration of the charter back arrangement with Golar in November 2017.
FLNG Segment

Pursuant to the Hilli Acquisition, which closed in July 2018, our share of the results of operations of Hilli LLC is reported in “Equity in net earnings of affiliate” in our consolidated statement of operations. However, in our segment note in our consolidated financial statements, we have presented our ownership of 50% of the Hilli Common Units based on our effective share of the underlying business activities.

The following table sets forth the operating results of our FLNG Segment for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands)
Total operating revenues	$49,754	$—	49,754	100%
Vessel operating expenses	(9,834)	—	(9,834)	100%
Voyage and commission expenses	(434)	—	(434)	100%
Administrative expenses	(1,306)	—	(1,306)	100%
FLNG Segment EBITDA	38,180	—	38,180	100%

Operating revenues: This refers to our effective share of the total operating revenues in relation to liquefaction services subsequent to the close of the Hilli Acquisition. There was no comparable revenue in the year ended December 31, 2017.
Vessel operating expenses: This refers to our effective share of the vessel operating expenses incurred by Hilli LLC subsequent to the close of the Hilli Acquisition. There was no comparable cost in the year ended December 31, 2017.

Administrative expenses: This refers to our effective share of the administrative expenses incurred by Hilli LLC, comprising of legal, professional and consultancy cost subsequent to the close of the Hilli Acquisition. There was no comparable cost in the year ended December 31, 2017.

FLNG Segment EBITDA: This refers to our effective share of the FLNG Segment EBITDA subsequent to the close of Hilli Acquisition. There was no comparable amount in the year ended December 31, 2017.

Other operating results

The following details our unallocated consolidated results for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change	% Change
	(dollars in thousands)
Other non-operating income	$449	$922	$(473)	(51)%
Depreciation and amortization	(98,812)	(103,810)	4,998	(5)%
Administrative expenses	(14,809)	(15,210)	401	(3)%
Interest income	8,950	7,804	1,146	15%
Interest expense	(80,650)	(75,425)	(5,225)	7%
Gains on derivative instruments	8,106	7,796	310	4%
Other financial items, net	(592)	(15,363)	14,771	(96)%
Taxes	(17,465)	(16,996)	(469)	3%
Non-controlling interest	(3,358)	(15,568)	12,210	(78)%

Depreciation and amortization: Depreciation and amortization decreased by $5.0 million to $98.8 million for the year ended December 31, 2018, compared to $103.8 million in 2017. This was primarily due to a lower drydock amortization on both the Golar Spirit as her drydock cost was fully amortized within the first quarter of 2018, and on the Golar Winter following the completion of her scheduled drydocking in the fourth quarter of 2017.

Administrative expenses: Administrative expenses decreased by $0.4 million to $14.8 million for the year ended December 31, 2018 compared to $15.2 million in 2017. We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the years ended December 31, 2018 and 2017, we incurred charges of $9.8 million and $7.8 million, respectively. The remaining balance of administrative expenses amounting to $5.0 million and $7.4 million for the years ended December 31, 2018 and 2017, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $1.1 million to $9.0 million for the year ended December 31, 2018, compared to $7.8 million in 2017. This was principally due to the $2.4 million interest income earned on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the Hilli Purchase Agreement, for which we earn interest at 5% per annum, from August and October 2017, respectively. Both amounts were applied to the purchase price for the Hilli Acquisition in July 2018. This was partially offset by lower interest income earned on our free cash balance in 2018.

Interest expense: Interest expense increased by $5.2 million to $80.7 million for the year ended December 31, 2018, compared to $75.4 million in 2017. This was principally due to:

•	$2.0 million in additional interest due to a full year of interest expense arising on our $250 million of senior unsecured non-amortizing 2017 Norwegian Bonds, issued in February 2017;

•	$2.1 million incremental interest on the $800 million facility, due to higher LIBOR and additional interest as a result of the balance drawn under the revolving facility during 2018; and

•	$0.7 million incremental interest and amortization of deferred financing costs as a result of refinancing of the NR Satu facility in early 2018.

Gains on derivative instruments: Gains on derivative instruments, reflects a gain of $8.1 million and $7.8 million for the years ended December 31, 2018 and 2017, respectively, as set forth in the table below:

	Year ended December 31,
	2018	2017	$ Change	% Change
	(dollars in thousands)
Mark-to-market adjustment for interest rate swaps	$(1,455)	$12,073	$(13,528)	(112)%
Net interest income/(expense) on un-designated interest rate swaps	2,161	(7,554)	9,715	(129)%
Net unrealized and realized gains on interest rate swaps	706	4,519	(3,813)	(84)%
Mark-to-market gains/(losses) on Earn-Out Units	7,400	(441)	7,841	(1,778)%
Gains on repurchase of cross-currency interest rate swap	—	3,718	(3,718)	(100)%
Total	$8,106	$7,796	$310	4%

Net unrealized and realized gains on interest rate swaps: Net unrealized and realized gains on interest rate swaps resulted in a net gain of $0.7 million for the year ended December 31, 2018, compared to a net gain of $4.5 million in 2017 due to decrease in long-term swap interest rates in 2018 which has resulted in loss on the mark-to-market valuation of our interest rate swaps.

Mark-to-market gains/(losses) on Earn-Out Units: On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units were not issued. Accordingly, the associated derivative liability was reduced to $nil, resulting in a mark-to-market gain of $7.4 million for the year ended December 31, 2018 compared to a loss of $0.4 million for the year ended December 31, 2017.

Gains on repurchase of cross-currency interest rate swap: This pertains to mark-to-market gains of $3.9 million on our cross-currency interest rates swap that was repurchased during 2017, offset by a foreign currency loss of $0.2 million. There is no comparable gain for the year ended December 31, 2018.

Other financial items, net: Other financial items reflect a loss of $0.6 million and $15.4 million for the years ended December 31, 2018 and 2017, respectively, as set forth in the table below:

	Year Ended December 31,
	2018	2017	Change	% Change
	(dollars in thousands)
Losses on repurchase of 2012 High-Yield Bonds	—	(7,876)	7,876	100%
Foreign exchange losses on 2012 High-Yield Bonds	—	(3,103)	3,103	100%
Premium paid on repurchase of 2012 High-Yield Bonds	—	(2,820)	2,820	100%
Other items	(592)	(1,564)	972	(62)%
Other financial items, net	$(592)	$(15,363)	$14,771	(96)%

Losses on repurchase of 2012 High-Yield Bonds: In the year ended December 31, 2017, as a consequence of the cessation of hedge accounting for the related cross currency interest rate swap (entered into as a hedge against our NOK denominated 2012 High-Yield Bonds), we reclassified to the statement of operations $5.0 million of accumulated mark-to-market losses previously recorded within accumulated other comprehensive income. We also recognized foreign exchange losses of $2.9 million arising from the repurchase of our 2012 High-Yield Bonds. There is no comparable cost for the year ended December 31, 2018.

Foreign exchange losses on 2012 High-Yield Bonds: This pertains to the unrealized foreign exchange loss of $3.1 million for the remaining 2012 High-Yield Bonds for the year ended December 31, 2017. There is no comparable cost for the year ended December 31, 2018.

Premium paid on repurchase of 2012 High-Yield Bonds: This pertains to the premium paid upon the repurchase of the 2012 High-Yield Bonds for the year ended December 31, 2017. There is no comparable cost for the year ended December 31, 2018.

Other items: Other items represent, among other things, foreign currency differences arising on retranslation of foreign currency balances including foreign currency movements on the Methane Princess lease. Foreign currency gains increased by

$1.8 million as a result of the weakening of the US dollar against the Pound Sterling in 2018. This was offset by an increase in financing arrangement fees of $0.8 million.

Non-controlling interest: Non-controlling interest decreased by $12.2 million to $3.4 million for the year ended December 31, 2018, compared to $15.6 million in 2017, mainly due to the reduction in net income from the Golar Mazo following the expiration of her charter in December 2017.

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

The following details the Segment EBITDA information for our reportable segments; FSRUs, LNG carriers and FLNG for the years ended December 31, 2017 and 2016.

	December 31, 2017					December 31, 2016
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination	Consolidated Reporting
Total operating revenues	$316,599	$116,503	—	—	$433,102	$322,373	$119,225	—	—	$441,598
Vessel operating expenses	(47,960)	(20,318)	—	—	(68,278)	(43,884)	(16,002)	—	—	(59,886)
Voyage and commission expenses	(8,375)	(1,319)	—	—	(9,694)	(5,049)	(925)	—	—	(5,974)
Administrative expenses(1)	(10,029)	(5,181)	—	—	(15,210)	(5,773)	(2,827)	—	—	(8,600)
Segment EBITDA	$250,235	$89,685	—	—	$339,920	$267,667	$99,471	—	—	$367,138
(1) General and administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

FSRU Segment

The following table sets forth the operating results of our FSRU segment for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$316,599	$322,373	$(5,774)	(2)%
Vessel operating expenses	(47,960)	(43,884)	(4,076)	9%
Voyage and commission expenses	(8,375)	(5,049)	(3,326)	66%
Administrative expenses(1)	(10,029)	(5,773)	(4,256)	74%
FSRU Segment EBITDA	250,235	267,667	(17,432)	(7)%

Other Financial Data:
Average daily TCE(2)	$159,950	$144,501	$15,449	11%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $5.8 million to $316.6 million for the year ended December 31, 2017 compared to $322.4 million in 2016. This was primarily due to:

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
Vessel operating expenses: The increase of $4.1 million in vessel operating expenses to $48.0 million for the year ended December 31, 2017 as compared to $43.9 million in 2016 was principally due to:

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

FSRU Segment EBITDA: The FSRU Segment EBITDA decreased by $17.4 million to $250.2 million for the year ended December 31, 2017 compared to $267.7 million in 2016. This was primarily due to lower total operating revenue and higher vessel operating expenses and positioning cost incurred from the Golar Winter during her scheduled drydocking in 2017.

Average daily TCE(2): The average daily TCE increased by $15,449 to $159,950 for the year ended December 31, 2017 compared to $144,501 for the year ended December 31, 2016, mainly due to a reduction in calendar days less scheduled off-hire days as the Golar Spirit has been in lay-up since August 2017 and the scheduled drydocking of the Golar Winter in 2017.

LNG Carrier Segment

The following table sets forth the operating results of our LNG carrier segment for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$116,503	$119,225	$(2,722)	(2)%
Vessel operating expenses	(20,318)	(16,002)	(4,316)	27%
Voyage and commission expenses	(1,319)	(925)	(394)	43%
Administrative expenses(1)	(5,181)	(2,827)	(2,354)	83%
LNG carrier Segment EBITDA	89,685	99,471	(9,786)	(10)%

Other Financial Data:
Total operating revenues	$116,503	$119,225	$(2,722)	(2)%
Voyage and commission expenses	(1,319)	(925)	(394)	43%
	115,184	118,300	(3,116)	(3)%
Calendar days less scheduled off-hire days	1,435	1,438	(3)	—%
Average daily TCE(2)	$80,268	$82,267	$(1,999)	(2)%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the number of vessels). See the discussion under “—Other Operating Results” below.
(2) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

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

Vessel operating expenses: The increase of $4.3 million in vessel operating expenses to $20.3 million for the year ended December 31, 2017 as compared to $16.0 million in 2016 was principally due to $5.2 million of incremental operating cost incurred in 2017 by the Golar Grand due to the vessel being taken out of lay-up and completion of her drydock prior to commencement of her new charter in mid-April 2017. This is partially offset by a $0.6 million reduction in operating cost for the Golar Maria as a result of lower repairs and maintenance costs during the year ended December 31, 2017.

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

LNG carrier Segment EBITDA: The LNG carrier Segment EBITDA decreased by $9.8 million to $89.7 million for the year ended December 31, 2017 compared to $99.5 million in 2016. This was primarily due to lower daily hire rate from the Golar Grand following the expiration of the charter back to Golar and higher vessel operating expenses incurred from the Golar Grand when it was taken our of lay-up and completion of her drydock in 2017.

Average daily TCE(2): The average daily TCE decreased by $1,999 to $80,268 for the year ended December 31, 2017 compared to $82,267 for the year ended December 31, 2016, primarily due to the expiration of the Golar Grand charter back to Golar in November 2017, resulting in a lower hire rate in 2017.

Other operating results

The following details our unallocated consolidated results for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change	% Change
	(dollars in thousands)
Other non-operating income	$922	$1,318	$(396)	(30)%
Depreciation and amortization	(103,810)	(100,468)	(3,342)	3%
Administrative expense	(15,210)	(8,600)	(6,610)	77%
Interest income	7,804	4,295	3,509	82%
Interest expense	(75,425)	(66,938)	(8,487)	13%
Gains/(losses) on derivative instruments	7,796	(931)	8,727	(937)%
Other financial items, net	(15,363)	(1,814)	(13,549)	747%
Taxes	(16,996)	(16,858)	(138)	1%
Non-controlling interest	(15,568)	(13,571)	(1,997)	15%

Depreciation and amortization: Depreciation and amortization increased by $3.3 million to $103.8 million for the year ended December 31, 2017, compared to $100.5 million in 2016 primarily due to $3.0 million of incremental drydock amortization on the Golar Winter and Golar Freeze following the decision to accelerate their planned drydockings, the Golar Winter from 2018 to the second half of 2017, and the Golar Freeze from 2020 to the second half of 2018, respectively.

Administrative expenses: Administrative expenses increased by $6.6 million to $15.2 million for the year ended December 31, 2017 compared to $8.6 million in 2016. Under the management and services agreement with Golar Management, for the years ended December 31, 2017 and 2016, we incurred charges of $7.8 million and $4.3 million, respectively. The remaining balance of administrative expenses amounting to $7.4 million and $4.3 million for the years ended December 31, 2017 and 2016, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

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

Gains/(losses) on derivative instruments: Gains/(losses) on derivative instruments, reflects a gain of $7.8 million and a loss of $0.9 million for the year ended December 31, 2017 and 2016, respectively, as set forth in the table below:

	Year ended December 31,
	2017	2016	$ Change	% Change
	(dollars in thousands)
Mark-to-market adjustment for interest rate swaps	$12,073	$9,893	$2,180	22%
Net interest expense on un-designated interest rate swaps	(7,554)	(10,824)	3,270	(30)%
Net unrealized and realized gains/(losses) on interest rate swaps	4,519	(931)	5,450	(585)%
Mark-to-market losses on Earn-Out Units	(441)	—	(441)	(100)%
Gains on repurchase of cross-currency interest rate swap	3,718	—	3,718	100%
Total	$7,796	$(931)	$8,727	(937)%

Net unrealized and realized gains/(losses )on interest rate swaps. Net unrealized and realized gains/(losses) on interest rate swaps resulted in a net gain of $4.5 million for the year ended December 31, 2017, compared to a net loss of $0.9 million in 2016 due to the increase in long-term swap interest rates in 2017 which has resulted in gains on the mark-to-market valuation of our interest rate swaps.

Gains on repurchase of cross-currency interest rate swap: This pertains to mark-to-market gains of $3.9 million on our cross-currency interest rates swap that was repurchased during 2017, offset by a foreign currency loss of $0.2 million. There is no comparable gain for the year ended December 31, 2016.

Other financial items, net: Other financial items reflect a loss of $15.4 million and $1.8 million for the years ended December 31, 2017 and 2016, respectively, as set forth in the table below:

	Year Ended December 31,
	2017	2016	Change	% Change
	(dollars in thousands)
Losses on repurchase of 2012 High-Yield Bonds	(7,876)	—	(7,876)	100%
Foreign exchange losses on 2012 High-Yield Bonds	(3,103)	—	(3,103)	100%
Premium paid on repurchase of 2012 High-Yield Bonds	(2,820)	—	(2,820)	100%
Other items	(1,564)	(1,814)	250	(14)%
Other financial items, net	$(15,363)	$(1,814)	$(13,549)	747%

Losses on repurchase of 2012 High-Yield Bonds: In the year ended December 31, 2017, as a consequence of the cessation of hedge accounting for the related cross currency interest rate swap (entered into as a hedge against our NOK denominated 2012 High-Yield Bonds), we reclassified to the statement of operations $5.0 million of accumulated mark-to-market losses previously recorded within accumulated other comprehensive income. We also recognized foreign exchange losses of $2.9 million arising from the repurchase of our 2012 High-Yield Bonds. There is no comparable cost for the year ended December 31, 2016.

Foreign exchange losses on 2012 High-Yield Bonds: This pertains to the unrealized foreign exchange loss of $3.1 million for the remaining 2012 High-Yield Bonds for the year ended December 31, 2017. There is no comparable cost for the year ended December 31, 2016.

Premium paid on repurchase of 2012 High-Yield Bonds: This pertains to the premium paid upon the repurchase of the 2012 High-Yield Bonds for the year ended December 31, 2017. There is no comparable cost for the year ended December 31, 2016.

Other items: Other items represent, among other things, foreign currency differences arising on retranslation of foreign currency balances including foreign currency gains on the Methane Princess lease. Other items also include an decrease in financing arrangement fees by $0.9 million.

Non-controlling interest: Non-controlling interest increased by $2.0 million to $15.6 million for the year ended December 31, 2017, compared to $13.6 million in 2016, mainly due to increased hire rates for the Golar Mazo in 2017.

B.            Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled debt repayments, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, current restricted cash and short-term deposits balances, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) as fuel costs, which represent the majority of these costs, are being paid for by the charterer under time charters.

As of December 31, 2018, our cash and cash equivalents, including current restricted cash and short-term deposits, were $128.0 million. Our total restricted cash balances (excluding $12.5 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain financial obligations (including loans, capital leases and derivatives) which would otherwise be paid out of our unrestricted cash balances. Since December 31, 2018, significant transactions impacting our cash flows include:

•	we paid a cash distribution of $0.4042 per unit ($28.7 million in the aggregate) to all common and general partner unitholders with respect to the quarter ended December 31, 2018 in February 2019;

•	we paid a cash distribution of $0.546875 per Series A Preferred Unit ($3.0 million in the aggregate) for the period from November 15, 2018 through February 14, 2019, in February 2019;

•	drawdown of $25 million of the revolving credit facility under the $800 million credit facility, during February 2019; and

•	we made $16.7 million of scheduled debt repayments.

Other cash requirements

We are able to raise capital from the ATM Program we instituted in September 2017 pursuant to which we may, from time to time issue common units with an aggregate offering price of up to $150 million. As of December 2018, $17.4 million of common units had been sold pursuant to the ATM program. See note 27 “Equity” to our Consolidated Financial Statements included herein for further detailed information.

Together with proceeds from our 2018 financing activities and cash expected to be generated from operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable), our financial resources will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to service our debt interest, make scheduled loan repayments and pay cash distributions. Accordingly, we believe our current resources are sufficient to meet our working capital requirements for at least the next twelve months.

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

Estimated Maintenance and Replacement Capital Expenditures

Our operating agreements require us to distribute our available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. The capital expenditures we are required to make to maintain our fleet are substantial. As of December 31, 2018, our annual estimated maintenance and replacement capital expenditures are $65.7 million, which is comprised of $15.9 million for drydock maintenance and $49.8 million, including financing costs, for replacing our existing vessels at the end of their useful lives.

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2018	2017 (1)	2016 (1)
Net cash provided by operating activities	$137,166	$270,430	$259,687
Net cash used in investing activities	(19,632)	(70,426)	(107,247)
Net cash used in financing activities	(272,211)	(8,729)	(136,308)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(160,795)	201,762	(5,834)
Cash, cash equivalents and restricted cash at beginning of year	429,887	228,125	233,959
Cash, cash equivalents and restricted cash at end of year	269,092	429,887	228,125
  (1) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the years ended December 31, 2017 and 2016.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $137.2 million, $270.4 million and $259.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Net cash provided by operating activities decreased by $133.3 million to $137.2 million for the year ended December 31, 2018, compared to $270.4 million in 2017. This was primarily due to:

•	a significant decrease in revenue from charterers following the expiration of a number of long-term charters and lower charter hire rates in 2018;

•
an increase in drydocking expenditure of $4.9 million due to higher cost for the scheduled drydocking of the Golar Freeze and Methane Princess in 2018, compared with the drydocking of the Golar Grand, Golar Mazo and Golar Winter in 2017; and

•	a general increase in working capital for the year ended December 31, 2018, compared to the same period in 2017.

Net cash provided by operating activities increased by $10.7 million to $270.4 million for the year ended December 31, 2017, compared to $259.7 million in 2016. This was primarily due to an improvement in the general timing of working capital in the year ended December 31, 2017, compared to the same period in 2016, mainly from an increase in cash inflows from related parties of $36.1 million. This was partly offset by an increase in cash payments for drydocking expenditures by $16.6 million due to the drydocking of three vessels in 2017, (the Golar Grand, the Golar Mazo and the Golar Winter) compared with the drydocking of the LNG carrier, the Golar Maria in 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities of $19.6 million in 2018 was due to:

•	$10.7 million of payments for vessel modifications for the Golar Freeze and Golar Igloo, and BWTS installation for the Methane Princess; and

•	$9.7 million of cash consideration paid in connection with the Hilli Acquisition, which closed in July 2018.

Net cash used in investing activities of $70.4 million in 2017 was due to the payment of a $70.0 million deposit in connection with the Hilli Acquisition in August 2017.

Net cash used in investing activities of $107.2 million in 2016 was due to the payment of a $107.2 million deposit in connection with the acquisition of the Golar Tundra, which closed in May 2016. Pursuant to the exercise of the Tundra Put Option in October 2017, we agreed to accept an option (which we have exercised) to apply the deposit paid to the Hilli Acquisition in lieu of a cash payment on October 17, 2017. See note 24 "Related Party Transactions" in our Consolidated Financial Statements included herein.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity and debt offerings, new debt and lease financings and contributions from owners, offset by cash distributions, unit repurchase payments, debt and lease repayments.

Net cash used in financing activities during the year ended December 31, 2018 of $272.2 million was primarily due to the following:

•	repayment of debt and lease obligations of $157.2 million;

•	payment of cash distributions during the year of $165.3 million;

•	payment of $14.0 million in connection with our common unit repurchase program; and

•	payment of $1.7 million of financing costs related to the refinancing of the NR Satu Facility.

This was partially offset by total proceeds of $65.3 million from our ATM program and debt financings, comprising mainly of (i) $50.0 million drawdown of our long-term revolving credit facilities and (ii) net proceeds of $13.9 million raised from our ATM program.

Net cash used in financing activities during the year ended December 31, 2017 of $8.7 million was primarily due to the following:

•
repayment of debt and lease obligations of $463.8 million. Of this amount, $234.2 million relates to the redemption of our High-Yield Bonds and termination of the related cross currency interest rate swap;

•	payment of cash distributions during the year of $168.1 million (of which $7.0 million was distributions to non-controlling interests); and

•	financing and debt settlement costs of $5.4 million mainly in connection with issuance of the 2017 Norwegian Bonds.

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

Net cash used in financing activities during the year ended December 31, 2016 of $136.3 million was primarily due to the following:

•	payment of cash distributions during the year of $167.0 million ($12.4 million of which was distributions to non-controlling interests);

•
repayment of debt (including debt due to related party) and lease obligations of $771.0 million. Of this amount, $681.4 million relates to repayment of the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt in connection with their refinancing in May 2016 into the $800.0 million credit facility;

•	financing and debt settlement costs of $13.5 million mainly in connection with the $800.0 million credit facility; and

•	payment of $0.5 million in connection with our common unit repurchase program.

    This was partially offset by the receipt of aggregate proceeds of $815.0 million from our existing debt or debt refinancing, comprising (i) $40.0 million drawdown of our long-term revolving credit facilities; and (ii) $775.0 million proceeds from the $800 million credit facility.

Borrowing Activities

As of December 31, 2018, we had total outstanding borrowings, gross of capitalized borrowing costs, of $1,283.1 million. Please refer to “Item 5—Operating and Financial Review and Prospects—A. Significant Developments in 2018 and Early 2019s—Hilli Acquisition—e. Hilli Facility and the Partnership Guarantee”, “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations”, note 20 “Debt” and note 21 “Capital Lease” to our Consolidated Financial Statements included herein for further detailed information on our borrowings and capital lease respectively as of December 31, 2018.

Debt and Lease Restrictions

Loan Agreements

Our debt agreements contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders, including restrictive covenants that generally require the prior written consent of the lenders or otherwise restrict our ability to, among other things: merge or consolidate with any other person; make certain capital expenditures; pay distributions to our unitholders; terminate or materially amend certain of our charters; enter into any other line of business; make any acquisitions; incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness; enter into sale transactions in respect of the vessel securing such credit facility; enter into sale-leaseback transactions in respect of certain of our vessels; and enter into transactions with our affiliates.

Our loan agreements generally prohibit us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default. Please refer to note 20 “Debt” and note 24 “Related Party Transactions—Indemnifications and guarantees” to our Consolidated Financial Statements included herein for further detailed information on the financial covenants and ratios imposed under the agreements governing our credit facilities, leases and guarantees.

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

As of December 31, 2018, we were in compliance with all covenants under our existing debt and lease agreements and guarantees.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2018, we had interest rate swaps with a notional outstanding value of $1,783.3 million representing approximately 96% of total debt and capital lease obligations, including our proportionate share of the obligation under the Hilli Facility. Our swap agreements have expiration dates between 2019 and 2026 and have fixed rates of between 1.07% and 2.90%.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our vessels’ drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros, and some of our administrative costs. The currencies which impact us the most include, but are not limited to, the Euro, Norwegian Kroner, Singapore Dollars, Brazilian Reais, Indonesian Rupiah and, to a lesser extent, Pound Sterling. See "Item 11—Quantitative and Qualitative Disclosures about Market Risk" and note 23 “Financial Instruments” to our Consolidated Financial Statements included herein.

Capital Commitments

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

Drydocking and Ballast Water Treatment System

From now through to December 31, 2022, six of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $37.6 million for drydocking of these vessels with approximately $6.6 million expected to be incurred in 2019, $17.0 million in 2020, $7.0 million in 2021 and $7.0 million in 2022. We are required to install BWTS on all our LNG carriers on their first drydocking after 2017. The additional costs of complying with these rules, relating to all our vessels are estimated to be in the range of $1.8 million and $2.1 million per vessel and will be phased in over time in connection with the renewal surveys that are required. See "Item 4 — Information on the Partnership — B. Business Overview — Ballast Water Management Convention, Clean Water Act and National Invasive Species Act".

We reserve a portion of cash generated from our operations to meet the costs of future drydockings and BWTS installation. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

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

Vessels and Impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. When such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. As of December 31, 2018, the carrying values of six of our vessels were higher than their estimated market values (based on third party ship broker valuations). As a result, we concluded that an impairment trigger existed and so performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as for each of these vessels, as the projected undiscounted net cash flows was significantly higher than its carrying value. Refer to note 13 “Vessels, Net” and note 14 "Vessel under capital lease" in our Consolidated Financial Statements.

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

Accordingly, the principal assumptions we have used in our recoverability assessment (i.e. projected undiscounted net cash flows basis) included, among others, charter rates, ship operating expenses, utilization, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rate (based on a third party valuation), option renewal rate with the existing counterparty or existing long-term charter rate, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs.

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

Effect if actual results differ from assumptions: As of December 31, 2018, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of six vessels, were greater than their carrying value. With respect to these six vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.

Consolidation of lessor VIE entity

Description: As of December 31, 2018 and 2017, we leased one vessel, the Golar Eskimo, under a finance lease from a wholly owned special purpose vehicle (“lessor SPV”) of a financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. The key line items impacted by our consolidation of this VIE are short-term and long-term debt, restricted cash and short-term deposits and interest expense.

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

Acquisition of Hilli LLC Common Units

Description: On July 12, 2018, we completed the acquisition of 50% of the Hilli Common Units. As we are deemed to have significant influence, we equity accounted for our investment. Hilli LLC is an entity where the economic results are allocated based on a contractual agreement rather than relative ownership percentages. This is due to the different classes of equity within Hilli LLC (Common Units, Series A Special Units and Series B Special Units).

Judgments and estimates: As the Hilli LLC Agreement is a substantive contractual arrangement that specifies the allocation of cash proceeds, management has performed the notional fair value exercise to allocate the cost of our investment to the acquired assets and liabilities based on the Hilli LLC Agreement. This exercise determined that the fair value adjustment primarily related to the vessel and the LTA. Our share of the fair value adjustment relating to the Hilli LLC Common Units is required to be amortized through the statement of operations as part of the equity accounting. In addition we have calculated our “Equity in net earnings of affiliates” based on the same assumptions.

Certain assumptions were made on the allocation of non-cash components, specifically, the unrealized mark-to-market movement in the oil derivative asset associated to the fair value of the Brent Crude price is allocated to the Series A Special unitholders only, as they are the only unitholders who benefit from the oil linked tolling fee revenues. The accounting of the cost of the Hilli follows the allocation of cash tolling fee revenues associated with the capacity of the Hilli to the Hilli common unitholders and the Series B Special unitholders.

Effect if actual results differ from assumptions: If our allocation of the non-cash items were incorrect this could result in a material adjustment to the amount allocated to the “Investment in affiliate” on the disposal date. In addition, on a prospective basis, the allocation of “Net income” to the “Equity in net earnings of affiliate” could be materially different.

Recently Issued Accounting Standards

See note 3 “Recently Issued Accounting Standards” to our Consolidated Financial Statements.

C.            Research and Development

Not applicable.

D.            Trend Information

Please also see “Item 4—B. Business Overview” and “Item 5—Operating and Financial Review and Prospects—Factors Affecting our Results of Operation and Future Results”.

E.              Off-Balance Sheet Arrangements

At December 31, 2018, we do not have any off-balance sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2018:

	Total Obligation	Due in 2019	Due in 2020 — 2021	Due in 2022—2023	Due Thereafter
	(in millions)
Long-term debt (1)	$1,283.1	$78.6	$998.2	$70.2	$136.1
Interest commitments on long-term debt - floating and other interest rate swaps (2)	180.2	65.4	89.3	14.9	10.6
Capital lease obligations, net (2)(3)	119.7	1.5	4.3	6.0	107.9
Purchase obligations (4)	10.3	10.3	—	—	—
Total	$1,593.3	$155.8	$1,091.8	$91.1	$254.6

(1)	Amounts shown gross of deferred financing costs of $10.8 million.

(2)
Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR rates of between 2.41% and 2.81% respectively, taking into account our various margin rates and interest rate swaps associated with our debt. Our interest commitment on our capital lease obligations is calculated on an assumed average Pound Sterling LIBOR of 5.2%.

(3)
In the event of any adverse tax rate changes or rulings our lease obligation with regard to the Methane Princess could increase significantly (please refer to note 21 "Capital Lease" to our Consolidated Financial Statements included herein). However, Golar has agreed to indemnify us against any such increase.

(4)	As at December 31, 2018, we had a remaining net purchase price less working capital adjustments commitment of $10.3 million due to be paid in connection with the Hilli Acquisition.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of March 15, 2019. The business address for these individuals is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Tor Olav Trøim	56	Chairman
Paul Leand Jr.	52	Director and Conflicts Committee Member
Lori Wheeler Naess	48	Director and Audit Committee Chairperson
Carl Steen	68	Director and Audit Committee Member
Alf Thorkildsen	62	Director, Conflicts and Audit Committee Member
Michael Ashford	72	Director and Company Secretary
Jeremy Kramer	57	Director and Conflicts Committee Member

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

Paul Leand Jr. has served on our Board of Directors since March 2011 and is a member of our Conflicts Committee. Mr. Leand joined AMA Capital Partners LLC (“AMA”), an investment bank specializing in the maritime industry, in 1998 from First National Bank of Maryland. He was appointed CEO in 2004. He has led the development of AMA’s restructuring practice, helping AMA earn its position as the pre-eminent maritime restructuring advisor for both creditors and companies alike. Mr. Leand spearheaded the firm’s private equity investments in Chembulk and PLM and Lloyds Fonds. Mr. Leand serves as Chairman of Eagle Bulk Shipping Inc..

Lori Wheeler Naess was appointed as a Director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board and Audit Committee of Opera Limited, a US-listed company and Klaveness Combination Carriers AS, a privately-held shipping company in Norway. Prior to her appointment as Director, Ms. Naess was most recently a Director at PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to 2010 she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant.

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

Michael Ashford has served on our Board of Directors since his appointment in September 2017. Mr. Ashford has also served as our Company Secretary since October 2016. Mr. Ashford is a Chartered Secretary and is a current member and Past President of the International Council of the Institute of Chartered Secretaries and Administrators.  Mr. Ashford has previously held various directorship and company secretary positions in shipping and aviation companies.

Jeremy Kramer was appointed to our Board of Directors in September 2016 and serves on our Conflicts Committee. He is also on the Board of Directors of DHT Holdings where he serves as Chairman of the Audit Committee. In addition, Mr Kramer is on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net worth clients.  Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an MBA from Harvard University Graduate School of Business in 1988.  He graduated with a BA from Connecticut College in 1983.

Executive Officers

We currently do not have any executive officers and rely on the executive officers and directors of Golar Management and Golar Management Norway who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors.  Golar Management also provides certain commercial and technical management services to our fleet. The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of March 15, 2019. The business address for our executive officers is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Brian Tienzo	45	Principal Executive, Financial and Accounting Officer
Øistein Dahl	58	Chief Operating Officer

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

Øistein Dahl has served as our Chief Operating Officer since 2012. He served as Managing Director of Golar Management Norway since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Executive Compensation

Under the management and administrative services agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf. During the year ended December 31, 2018, we incurred $9.8 million of expenses in connection with the provision of these services to us.

Golar Management compensates Mr. Tienzo and Mr. Dahl in accordance with its own compensation policies and procedures. Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers or officers of Golar who also serve as our directors do not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Golar. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. During the year ended December 31, 2018, we paid to our directors aggregate cash compensation of approximately $0.6 million. We do not have a retirement plan for our directors or executive officers.

Golar LNG Partners LP Long Term Incentive Plan

The Golar LNG Partners LP Long Term Incentive Plan (the “GMLP LTIP”) was adopted by our board of directors, effective as of May 30, 2016. An expense of $0.2 million has been recognized for the year ended December 31, 2018 relating to the award of 99,000 options to purchase common units to directors and management under the GMLP LTIP. The options have an exercise price of $20.55 per unit and will be reduced by the value of the distributions declared and paid. One third of the recipients’ allotted options vested in November 2017, the second third vested in November 2018 and the final third will vest in November 2019. The option period is five years. See note 26 "Unit-Based Compensation" to our Consolidated Financial Statements included herein.

C.            Board Practices

General

Our partnership agreement provides that our board will consist of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Our current board of directors consists of three members appointed by our general partner, Lori Naess, Tor Olav Trøim and Michael Ashford.

Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our annual meeting on September 26, 2018, Paul Leand and Jeremy Kramer were re-elected as Class III directors of the Partnership with terms that expire at the 2021 annual meeting. Carl Steen serves as a Class II elected director whose term will expire at the 2020 annual meeting. Alf Thorkildsen serves as the Class I elected director whose term will expire at the 2019 annual meeting.

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

D.            Employees

Other than our Secretary, we currently do not have any employees and rely on the executive officers, directors and other key employees of Golar Management who perform services for us pursuant to the management and administrative services agreement. Employees of Golar Management, including those employees acting as our executive officers and employees of Golar Management Norway, GMM and GMC provide services to our subsidiaries pursuant to the fleet management agreements and the management and administrative services agreement.  As of December 31, 2018, Golar and its subsidiaries employed approximately 554 seagoing staff who serve on our vessels. Certain subsidiaries of Golar, including Golar Management, Golar Management Norway, GMM and GMC, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

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

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

See “Item 7—Major Unitholders and Related Party Transactions—A. Major Unitholders”.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 15, 2019 by each person that we know to beneficially own more than 5% of our outstanding common units and by our directors and executive officers as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Golar LNG Limited	21,226,586	30.6%
FMR LLC (1)	6,976,826	10.0%
Oppenheimer Funds, Inc.(2)	6,258,695	9.0%
All directors and executive officers as a group (9 persons)	*	*
______________
 * Less than 1%

(1)	Based solely on information contained in a Schedule 13G filed on February 13, 2019 by FMR LLC.

(2)	Based solely on information contained in a Schedule 13G filed on January 24, 2019 by Oppenheimer Funds, Inc.

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

Golar Power Omnibus Agreement

In June 2016, in connection with the formation of Golar Power, we entered into the Golar Power Omnibus Agreement with Golar and Golar Power. Pursuant to the Golar Power Omnibus Agreement, Golar Power agreed not to acquire, own, operate or charter any FSRU or LNG carrier operating under a charter for five or more years, subject to certain exceptions. The non-competition provisions applicable to Golar Power under the Golar Power Omnibus Agreement are similar to those applicable to Golar pursuant to the Omnibus Agreement that we entered into in connection with our initial public offering. In addition, under the Golar Power Omnibus Agreement, the Golar Power Entities granted to us a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels owned or acquired by any Golar Power Entity.

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

Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Doug Arnell, who was appointed to our board of directors in February 2015 and resigned in September 2016, acted and advised us on various projects and earned $0.8 million from Golar in fees for the year ended December 31, 2016.

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

Golar Management Limited

The vessel owning subsidiaries (or disponent owners of the vessels) have each entered into separate vessel management agreements directly with Golar Management to manage the vessels in accordance with sound and commercial technical vessel management practice, so far as practicable.

The aggregate management fees under these fleet management agreements for each of the years ended December 31, 2018, 2017, and 2016 was $5.2 million, $5.9 million, and $6.5 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement. The vessel management agreement may be terminated prior to the end of its term by us upon 30 days' notice.

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

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona). PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona received a fee of $0.9 million, $0.5 million and $0.4 million for the years ended December 31, 2018, 2017 and 2016, respectively. This fee is subject to review annually and revision by mutual agreement of the parties. The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination.

Other Related Party Transactions

Vessel Acquisitions and Related Transactions

Tundra Acquisition

In May 2016, we completed the Tundra Acquisition and paid total cash purchase consideration of $107.2 million. In May 2017, we elected to exercise our right (the "Tundra Put Right") under the Tundra Letter Agreement to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the Tundra Put Sale on October 17, 2017 in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount were applied to the net purchase price of the Hilli Acquisition on July 12, 2018.

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

Hilli Acquisition

On August 15, 2017, we entered into the Hilli Purchase Agreement to acquire from Golar and affiliates of Keppel and B&V 50% of the common units in Hilli LLC, which owns Hilli Corp, the disponent owner of the Hilli. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we received interest at a rate of 5% per annum. We applied the deposit and interest accrued to the net purchase price on July 12, 2018, upon completion of the Hilli Acquisition.

(i) Partnership guarantee

Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%. In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal, interest, expenses and other amounts payable by Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. We entered into a $480.0 million interest rate swap in relation to our proportionate share of the obligation under the Hilli Facility.

(ii) Letter of credit

On November 28, 2018, we entered into an agreement to guarantee (the "LOC Guarantee") the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the LTA. Under the LOC Guarantee, we are severally liable for any outstanding amounts that are payable, based on the percentage ownership that Golar holds in us, multiplied by our percentage ownership in Hilli Common Units. Accordingly, the maximum amount we are liable for under the LOC guarantee is approximately $46.5 million.

Pursuant to the Partnership Guarantee and the LOC Guarantee, we are required to comply with certain covenants and ratios, refer to note 24 "Related Party Transaction - Indemnifications and guarantees - Hilli guarantees".

(iii) Operating expense reimbursement

Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on July 12, 2018, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon.

Trading and Other Balances

Receivables and payables with Golar and its subsidiaries comprise primarily of unpaid management fees, advisory and administrative services and other related party arrangements. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

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

Dividends to China Petroleum Corporation

During the years ended December 31, 2018, 2017 and 2016, Faraway Maritime Shipping Co. (owns and operates the Golar Mazo), which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $nil, $7.0 million, and $12.4 million, respectively.

Dividends to/(from) Golar

We have declared and paid quarterly distributions totaling $48.4 million, $52.3 million and $54.7 million to Golar for each of the years ended December 31, 2018, 2017 and 2016, respectively.

During the year ended December 31, 2018, Hilli LLC had declared quarterly distributions totaling $5.6 million in respect of the Hilli Common Units owned by us. As of December 31, 2018, we have a dividend receivable of $3.6 million.

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

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of wavier cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

HMRC has been challenging us regarding the use of UK lease structure relating to the Methane Princess. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30 million (£23.0 million). Golar is currently in conversation with HMRC on this matter, and as well as continuing to present the factual background of Golar's position, is progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions it is impossible to quantify the reasonably possible loss, however we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

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

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. As of March 15, 2019, Golar owned our general partner and 30.6% of our common units.

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

•
PTGI is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PTGI has positive retained earnings. For the year ended December 31, 2018, PTGI paid $nil of dividends to PT Pesona.

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

Minimum Quarterly Distribution

Following the IDR Exchange in October 2016, as described under "—Incentive Distribution Rights," the minimum quarterly distribution per unit was increased to $0.5775. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read note 20 "Debt" and note 24 "Related Party Transactions - Indemnifications and guarantee" in our Consolidated Financial Statements included herein for a discussion of the restrictions contained in our credit facilities lease arrangements and guarantees that may restrict our ability to make distributions.

During the year, we reduced our quarterly distributions on our common units to $0.4042 to allow sustainable quarterly distribution. We have taken conservative assumptions to long-run rates achievable by our three carriers currently exposed to the spot and short-term market to and determined a 30% reduced in our quarterly distribution would allow us to maintain sustainable coverage levels for the foreseeable future. For the year ended December 31, 2018, the aggregate amount of cash distributions paid was $152.7 million.

In February 2019, we paid a cash distribution of $0.4042 per common and general partner units in respect of the three months ended December 31, 2018. The aggregate amount of the distribution was $28.7 million.

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

The first distribution on the Series A Preferred Units was paid on February 15, 2018 in an amount equal to $0.63802 per unit, representing accumulated distributions from October 31, 2017, the original issuance date of the Series A Preferred Units through February 14, 2018. During the year ended December 31, 2018, the aggregate amount of cash distributions paid was $12.0 million. In February 2019, we paid a cash distribution $0.546875 per Series A Preferred Unit for the period from November 15, 2018 through to February 14, 2019. The aggregate amount of the distribution was $3.0 million.

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

On October 19, 2016 (the “IDR Exchange Closing Date”), pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”), dated as of October 13, 2016, by and between the Partnership, Golar and our general partner, Golar and our general partner exchanged all of their incentive distribution rights in the Partnership (“Old IDRs”) for (i) the issuance by us on the IDR Exchange Closing Date of a new class of incentive distribution rights in the Partnership (“New IDRs”), (ii) an aggregate of 2,994,364 additional common units and an aggregate of 61,109 additional general partner units and (iii) the potential issuance in the future of an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units (collectively, the “Earn-Out Units”).

As of November 14, 2017 we had paid a distribution of available cash from operating surplus equal to $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Accordingly, we issued 50% of the Earn-Out Units—374,295 common units and 7,639 general partner units—to Golar and the general partner, respectively.

On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit in respect of the quarterly period ended September 30, 2018. Consequently, we did not meet the requirement to pay a distribution of available cash from operating surplus on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. The remaining 50%

of the Earn-Out Units were not issued and will not be issued. See note 27 “Equity—Exchange of Incentive Distribution Rights” to our Consolidated Financial Statements included herein.

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

B.            Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to (i) our Registration Statement on Form 8-A filed with the SEC on October 31, 2017 and (ii) our Registration Statement on Form 8-A/A filed with the SEC on November 13, 2017 (in each case, as may be amended from time to time).

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

5.
Supplemental Agreement to $175 million Facility Agreement, dated March 29, 2018, by and PT Bank Sumitomo Mitsui as the lender, Sumitomo Mitsui Banking Corporation Singapore Branch as the agent, PT Golar Indonesia as the borrower and guaranteed by Golar LNG Partners LP. See note 20 “Debt—NR Satu Facility” to our Consolidated Financial Statements for a summary of certain terms.

6.
Bond Agreement dated October 11, 2012 between Golar LNG Partners LP and Norsk Tillitsmann ASA as bond trustee. The bonds bore interest at a rate equal to 3 months NIBOR plus a margin of 5.20% payable quarterly.

7.
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for the acquisition of the Golar Igloo for a purchase price of approximately $310.0 million less assumed debt of $161.3 million plus the fair value of the interest rate swap asset of $3.6 million and net working capital adjustments.

8.
The Purchase, Sale and Contribution Agreement dated December 15, 2014, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Eskimo for a purchase price of $330.0 million for the vessel plus $9.0 million of working capital adjustments less assumed bank debt of $108.0 million.

9.
Time charter party agreement by and between Golar Grand Corporation and Golar Trading Corporation, with respect to the Golar Grand, dated as of May 27, 2015. See note 24 “Related Party Transactions” to our Consolidated Financial Statements for a summary of certain terms.

10.
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See note 20 “Debt—2015 Norwegian Bonds” to our Consolidated Financial Statements for a summary of certain terms.

11.
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra. See “Item 7—Major Unitholders and Related Party Transactions-B. Related Party Transactions” for information about the Tundra Acquisition.

12.
Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar Eskimo Corp, and a subsidiary of China Merchants Bank Limited (Eskimo SPV), dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo. See note 5 “Variable Interest Entities—Eskimo Corp” to our Consolidated Financial Statements for a summary of certain terms.

13.
Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar LNG NB13 Corporation, and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra. See “Item 7—Major Unitholders and Related Party Transactions-B. Related Party Transactions” for information about the Tundra Acquisition.

14.
Supplemental Agreement by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated April 28, 2016, as supplement to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015. See “Item 7—Major Unitholders and Related Party Transactions-B. Related Party Transactions” for information about the Tundra Acquisition.

15.
Letter Agreement dated May 17, 2016, the Second Letter Amendment dated September 26, 2016 and the Third Letter Agreement dated May 30, 2017, by and between Golar Partners Operating LLC and Golar LNG Limited. See note 24 “Related Party Transactions” to our Consolidated Financial Statements.

16.
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, the First Supplemental Letter to Facilities Agreement, dated April 27, 2016, the Second Supplemental Letter to Facilities Agreement, dated May 22, 2017, the Third Supplemental Letter to Facilities Agreement, dated June 29, 2017, Fourth Supplemental Letter to Facilities Agreement, dated January 16, 2018, Fifth Supplemental Letter to Facilities Agreement, dated 5 November, 2018, and the Sixth Supplemental Letter to Facilities Agreement, dated 5 November, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto. See note 20 “Debt—$800 million credit facility” to our Consolidated Financial Statements for a summary of certain terms.

17.
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

19.
Exchange Agreement by and among Golar LNG Partners LP, Golar GP LLC and Golar LNG Limited, dated October 13, 2016. See note 27 “Equity—Exchange of Incentive Distribution Rights” to our Consolidated Financial Statements for a summary of certain terms.

20.
Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See See note 20 “Debt—2017 Norwegian Bonds” to our Consolidated Financial Statements for a summary of certain terms.

21.
Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017, as amended relating to acquisition of interest in Hilli LLC. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

22.
Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.”

23.
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

24.
Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Liquefaction Tolling Agreement”.

25.
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, Golar LNG Limited, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated as of July 12, 2018. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli LLC Limited Liability Company Agreement”.

26.
Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015, providing for the sale and leaseback of the Hilli. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli Facility and the Partnership Guarantee”.

27.
Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., as additional clauses to Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli Facility and the Partnership Guarantee”.

28.
Memorandum of Agreement by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015 providing for, among other things, the sale and leaseback of the Hilli. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli Facility and the Partnership Guarantee”.

29.
Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli Facility and the Partnership Guarantee”.

30.
Deed of Amendment, restatement and accession relating to a guarantee between Golar LNG Limited, Golar LNG Partners LP and Fortune Lianjiang Shipping S.A., dated as of July 12, 2018, as an amendment to the guarantee under the Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli Facility and the Partnership Guarantee” for a summary of certain contract terms.

31.
Guarantee Agreement by and between Golar LNG Partners LP and Standard Chartered Bank, dated as of November 28, 2018. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2018 and Early 2019—Hilli Letter of Credit Guarantee” for a summary of certain contract terms.

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
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Golar LNG Partners LP.
The following discussion applies only to beneficial owners of common units or Series A Preferred Units that own the units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the units as part of a hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units or Series A Preferred Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Unitholders who are partners in a partnership holding our common units or Series A Preferred Units should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of such units.
No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.
This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units or Series A Preferred Units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units or Series A Preferred Units.
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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units or our Series A Preferred Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our common units or our Series A Preferred Units, as applicable. Distributions in excess of our earnings and profits allocated to our Series A Preferred Units or common units, as applicable, will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series A Preferred Units or common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units or Series A Preferred Units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends received with respect to our common units or Series A Preferred Units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units or Series A Preferred Units, as applicable, are readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common units and Series A Preferred Units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year; (iii) the U.S. Individual Holder has owned the common units or Series A Preferred Units for more than 60 days during the 121-day period beginning 60 days before the date on which such common units or Series A Preferred Units, as applicable become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units or Series A Preferred Units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units or Series A Preferred Units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
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

We believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current year based on our current assets and operations. However no assurance can be given that the IRS or court of law will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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

Distributions
Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such distributions also are attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business generally will be exempt from U.S. federal income tax if such Non-U.S. Holder is entitled to the benefits of an income tax treaty with the United States and the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
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

A non-United Kingdom resident company or an individual not resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom. Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom. Consequently, we expect that non-UK Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of our units.
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

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance and our proportionate share of obligation under the Partnership Guarantee as of December 31, 2018, this would increase our interest expense by $0.7 million per annum. We have calculated our floating rate debt as the principal outstanding on our long-term bank debt and net capital lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2018, please read note 23 “Financial Instruments” to the Consolidated Financial Statements.

Foreign currency risk. A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our Pound Sterling expenses for the year ended December 31, 2018, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by $0.1 million. Based on our Brazilian Reais expenses for the year ended December 31, 2018, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses by $0.5 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reais. Based on the crew costs for the year ended December 31, 2018, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reais would increase our crew cost by $2.9 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is economically hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of December 31, 2018, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a foreign exchange movement of $0.2 million.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2018. Based upon that evaluation, our principal executive, financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Partnership’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2018, the Partnership’s internal control over financial reporting is effective.

The Partnership’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Partnership’s internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

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

Item 16B.                 Code of Ethics

We have adopted the Golar LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the “Governance” tab in the “Investors” section of our website (www.golarlngpartners.com). We intend to disclose, under this tab of our web site, any waivers to or amendments of the Golar LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C.                 Principal Accountant Fees and Services

In 2018 and 2017, the fees incurred by the Partnership for Ernst & Young LLP's services were as follows:

	2018	2017
Audit Fees	$1,404,179	$1,010,092
Tax Fees	66,789	271,295
All Other Fees	133,736	391,873
	$1,604,704	$1,673,260

Audit Fees

Audit fees for 2018 and 2017 include fees related to aggregate fees billed for professional services rendered by the principal accountant, for the audit of the Partnership’s annual financial statements and services provided by the principal accountant, in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Tax Fees

Tax fees for 2018 and 2017 are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2018.

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

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2018, our Board approved a common unit repurchase program of up to $25.0 million of our outstanding common units in the open market over a two year period and subsequently increased the common unit repurchase program to $50 million in December 2018. As of December 31, 2018, we had repurchased a total of 930,866 units under the common unit repurchase program for an aggregate cost of $14.0 million.

In accordance with the provisions of the Partnership Agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

Month of repurchase	Total number of common units purchased	Average price paid per common unit	Total number of common units purchased as part of publicly announced plans or program	Maximum value of common units that may be purchased under the plans or program
March 2018	439,672	$18.18	439,672	$42,008,085
June 2018	96,100	$15.31	535,772	$40,536,547
December 2018	395,094	$11.39	930,866	$36,037,726
Total	930,866		930,866	$36,037,726

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
2.1**
Long Term Incentive Plan, adopted May 30, 2016, providing to Employees, Consultants and Directors who perform services for the Partnership and its subsidiaries incentive compensation awards based on Units (incorporated by reference to Exhibit 4.5 to the registrant's Form S-8 filed on July 12, 2016)

2.2**
Exchange Agreement by and among Golar LNG Partners LP, Golar GP LLC and Golar LNG Limited, dated October 13, 2016 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 19, 2016)

4.1**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibit 4.2 of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.1(a)**
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibit 4.2(A) of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.2**
First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to the Exhibit 4.3 of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.3**	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.4**
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.5**
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the acquisition of the Golar Igloo (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 10, 2013)

4.6**
Purchase, Sale and Contribution Agreement of the acquisition of the Golar Eskimo dated December 15, 2014 among Golar LNG Ltd, Golar LNG Partners LP and Golar Partners Operating LLC (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 19, 2014)

4.7**
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 99.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on May 26, 2015)

4.8**
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 2, 2016)

4.9**
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.38 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.10**
Bareboat charter by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.11**
Memorandum of Agreement by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.12**
Common Terms Agreements, by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.13**
Letter Agreement dated May 17, 2016, and Letter Agreement Amendment dated September 26, 2016, by and between Golar Partners Operating LLC and Golar LNG Limited (incorporated by reference to Exhibit 4.8 and Exhibit 4.9, respectively, to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.14**
Bareboat charter by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.15**
Memorandum of Agreement by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.5 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.16**
Common Terms Agreements, by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.17**
Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC (incorporated by reference to Exhibit 4.10 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.18**
Supplemental Agreement dated April 28, 2016, by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV) to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 7, 2017)

4.19**
Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.20**
Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.21**
Third Amendment to the Letter Agreement dated May 30, 2017, by and between Golar Partners Operating LLC and Golar LNG Limited (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on June 29, 2017)

4.22**
First Supplemental Letter, dated April 27, 2016 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.23**
Second Supplemental Letter, dated May 22, 2017 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.24**
Third Supplemental Letter, dated June 29, 2017, to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.25**
Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017 (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.26**
Corporate Services Agreement by and between Golar LNG Partners and Golar Management (Bermuda) Limited, dated as of June 26, 2017 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.27**
Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.28**
Indemnity Letter, dated as of October 17, 2017, by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to Exhibit 4.29 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.29**
Fourth Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated January 16, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.30**
Amendment No. 1 to Management and Administrative Services Agreement, dated as of March 19, 2018, by and between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.31**
Amendment No. 1 to Purchase and Sale Agreement, dated as of March 23, 2018, by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. And Black & Veatch International Company (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.32**
Supplemental Agreement to $175 million Facility Agreement, dated March 29, 2018, by and PT Bank Sumitomo Mitsui as the lender, Sumitomo Mitsui Banking Corporation Singapore Branch as the agent, PT Golar Indonesia as the borrower and guaranteed by Golar LNG Partners LP (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.33*/+	Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU
4.34*
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, Golar LNG Limited, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated as of July 12, 2018.

4.35*	Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A, dated September 9, 2015
4.36*	Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
4.37*	Memorandum of Agreement by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015
4.38*	Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015
4.39*	Deed of Amendment, restatement and accession relating to a guarantee between Golar LNG Limited, Golar LNG Partners LP and Fortune Lianjiang Shipping S.A., dated as of July 12, 2018
4.40*	Guarantee Agreement by and between Golar LNG Partners LP and Standard Chartered Bank, dated as of November 28, 2018
8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer and Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

_________________________
*                               Filed herewith.

** Incorporated by reference.

+ Certain portions have been omitted pursuant to a pending confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLAR LNG PARTNERS LP

		By:	/s/ Brian Tienzo
			Name:	Brian Tienzo
			Title:	Principal Executive, Financial and Accounting Officer
Date:	March 29, 2019

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Partners LP (the “Partnership”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2019 expressed an unqualified opinion thereon.

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
March 29, 2019

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Partners LP (the “Partnership”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated financial statements of the Partnership and our report dated March 29, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 29, 2019

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of $, except per unit amounts)

	Notes	2018	2017	2016
Operating revenues
Time charter revenues	6	346,650	415,679	413,230
Time charter revenues from related parties	24	—	17,423	28,368
Total operating revenues		346,650	433,102	441,598
Operating expenses
Vessel operating expenses	24	(65,247)	(68,278)	(59,886)
Voyage and commission expenses	24	(11,222)	(9,694)	(5,974)
Administrative expenses	24	(14,809)	(15,210)	(8,600)
Depreciation and amortization		(98,812)	(103,810)	(100,468)
Total operating expenses		(190,090)	(196,992)	(174,928)
Operating income		156,560	236,110	266,670
Other non-operating income		449	922	1,318
Financial income/(expense)
Interest income	24	8,950	7,804	4,295
Interest expense		(80,650)	(75,425)	(66,938)
Gains/(losses) on derivative instruments	2, 7	8,106	7,796	(931)
Other financial items, net	2, 7	(592)	(15,363)	(1,814)
Net financial expenses		(64,186)	(75,188)	(65,388)
Income before tax, equity in net earnings of affiliate and non-controlling interests		92,823	161,844	202,600
Income taxes	8	(17,465)	(16,996)	(16,858)
Equity in net earnings of affiliate	10	1,190	—	—
Net income		76,548	144,848	185,742
Net income attributable to non-controlling interests		(3,358)	(15,568)	(13,571)
Net income attributable to Golar LNG Partners LP Owners		73,190	129,280	172,171

General partners’ interest in net income (1)		1,223	2,544	23,135
Preferred unitholders’ interest in net income		12,042	2,080	—
Common unitholders’ interest in net income		59,925	124,656	139,948
Subordinated unitholders’ interest in net income		—	—	9,088

Earnings per unit - Common Units:
Basic	28	0.86	1.82	2.44
Diluted	28	0.86	1.80	2.43

Cash distributions declared and paid per Common unit in the year		1.96	2.31	2.31
___________________________________________

(1)	This includes net income attributable to IDR holders of $nil, $nil, and $19.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of $)

	Notes	2018	2017	2016
Net income		76,548	144,848	185,742
Unrealized net gain/(loss) on qualifying cash flow hedging instruments:
Other comprehensive income before reclassification (1)		—	94	4,263
Amounts reclassified from accumulated other comprehensive (loss)/income to the statement of operations		(26)	4,985	409
Net other comprehensive (loss)/income		(26)	5,079	4,672
Comprehensive income		76,522	149,927	190,414
Comprehensive income attributable to:
Golar LNG Partners LP Owners		73,164	134,359	176,843
Non-controlling interests		3,358	15,568	13,571
		76,522	149,927	190,414
__________________________________________
(1) There is no tax impact on any of the periods presented.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017
 (in thousands of $)

	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents		96,648	246,954
Restricted cash and short-term deposits	16	31,330	27,306
Trade accounts receivable	11	27,986	18,255
Amounts due from related parties	24	—	7,625
Inventories		2,031	3,506
Other current assets	12	6,534	7,850
Total current assets		164,529	311,496
Non-current assets
Restricted cash	16	141,114	155,627
Investment in affiliate	10	206,180	—
Vessels and equipment, net	13	1,535,757	1,588,923
Vessel under capital lease, net	14	114,711	105,945
Intangible assets, net	15	60,369	73,206
Amounts due from related parties	24	—	177,247
Other non-current assets	17	18,157	14,927
Total assets		2,240,817	2,427,371
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	20	75,451	118,850
Current portion of obligation under capital lease	21	1,564	1,276
Trade accounts payable		5,593	4,780
Accrued expenses	18	27,229	32,240
Amounts due to related parties	24	1,237	—
Other current liabilities	19	25,033	22,941
Total current liabilities		136,107	180,087
Non-current liabilities
Long-term debt	20	1,196,899	1,252,184
Obligation under capital lease	21	118,119	126,805
Other non-current liabilities	22	30,175	20,694
Total liabilities		1,481,300	1,579,770
Commitments and contingencies	25
Equity
Partners’ capital:
Common unitholders: 69,455,364 units issued and outstanding at December 31, 2018 (2017: 69,768,261)	27	495,576	585,440
Preferred unitholders: 5,520,000 preferred units issued and outstanding at December 31, 2018 (2017: 5,520,000)	27	132,991	132,991
General partner interest: 1,436,391 units issued and outstanding at December 31, 2018 (2017: 1,423,843)	27	51,048	52,600
Total partners’ capital		679,615	771,031
Accumulated other comprehensive income		—	26
Total before non-controlling interests		679,615	771,057
Non-controlling interests		79,902	76,544
Total equity		759,517	847,601
Total liabilities and equity		2,240,817	2,427,371

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
 (in thousands of $)

	Notes	2018	2017	2016
Operating activities
Net income		76,548	144,848	185,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses		98,812	103,810	100,468
Equity in net earnings of affiliate		(1,190)	—	—
Deferred tax expense		1,728	7,171	7,372
Amortization of deferred charges and debt guarantee	24	7,154	5,969	8,412
Unrealized foreign exchange (gains)/losses	3	(995)	3,657	(945)
Unit options expense	26	234	238	23
Drydocking expenditure		(25,522)	(20,660)	(4,060)
Dividends received from affiliates		1,191	—	—
Realized loss on bond repurchase		—	6,327	—
Interest element included in obligation under capital lease	3	(55)	(44)	(1,882)
Change in market value of derivatives	2	(5,921)	(15,894)	(710)
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable		(9,730)	2,189	1,126
Inventories		1,475	458	230
Other current assets and non-current assets	2	3,906	1,529	1,149
Amounts due (from)/to related parties	3	(319)	17,856	(18,237)
Trade accounts payable		(3,610)	1,417	(1,700)
Accrued expenses		(6,566)	9,889	(4,746)
Other current liabilities	2	26	1,670	(12,555)
Net cash provided by operating activities		137,166	270,430	259,687
Investing activities
Additions to vessels and equipment		(10,735)	(426)	—
Dividends received from affiliates		755	—	—
Acquisition of investment in affiliate from Golar	10	(9,652)	(70,000)	(107,247)
Net cash used in investing activities		(19,632)	(70,426)	(107,247)
Financing activities
Proceeds from long-term debt	20	51,419	375,000	815,000
Repayments of long-term debt (including related parties)		(155,902)	(228,816)	(770,422)
Repurchase of high yield bonds and related swaps		—	(234,197)	—
Repayments of obligation under capital lease	3	(1,286)	(821)	(567)
Financing arrangement fees and other costs		(1,699)	(5,377)	(13,521)
Proceeds from issuances of equity, net of issue costs	27	13,854	255,040	—
Common units repurchased and canceled	27	(13,980)	—	(495)
Advances from/(releases to) related party for Methane Princess lease security deposit	3	633	(1,498)	725
Cash distributions paid		(165,250)	(161,060)	(154,668)
Dividends paid to non-controlling interests		—	(7,000)	(12,360)
Net cash used in financing activities		(272,211)	(8,729)	(136,308)
Effect of exchange rate changes on cash	3	(6,118)	10,487	(21,966)
Net (decrease)/increase in cash, cash equivalents and restricted cash	2	(160,795)	201,762	(5,834)
Cash, cash equivalents and restricted cash at beginning of year (1)	2	429,887	228,125	233,959
Cash, cash equivalents and restricted cash at end of year (1)	2	269,092	429,887	228,125

	Notes	2018	2017	2016
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid		81,962	62,670	58,005
Income taxes paid		5,929	4,470	5,278
(1) The following table identifies the balance sheet line-items included in "cash, cash equivalents and restricted cash" presented in the consolidated statements of cash flows:

	December 31,
(in thousands of $)	2018	2017	2016	2015
Cash and cash equivalents	96,648	246,954	65,710	40,686
Restricted cash and short-term deposits - current	31,330	27,306	44,927	56,714
Restricted cash - non-current	141,114	155,627	117,488	136,559
	269,092	429,887	228,125	233,959

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of $)

		Partners’ Capital							Accumulated Other Comprehensive Income/ (loss)(3)		Total before Non- controlling interest		Non- controlling Interest		Total Owner’s Equity
	Notes	Preferred Units		Common Units		Subordinated Units		General Partner Units and IDRs (2)
Consolidated balance at December 31, 2015		—		486,533		12,649		40,293	(9,725)		529,750		66,765		596,515
Net income		—		139,948		9,088		23,135	—		172,171		13,571		185,742
Cash distributions (1)		—		(124,400)		(18,422)		(11,846)	—		(154,668)		—		(154,668)
Non-controlling interest dividends		—		—		—		—	—		—		(12,360)		(12,360)
Other comprehensive income		—		—		—		—	4,672		4,672		—		4,672
Common units repurchased and canceled		—		(495)		—		—	—		(495)		—		(495)
Conversion of subordinated units	27	—		3,315		(3,315)		—	—		—		—		—
Grant of unit options		—		23		—		—	—		23		—		23
Exchange of IDRs	27	—		(14,360)		—		(640)	—		(15,000)		—		(15,000)
Consolidated balance at December 31, 2016		—		490,564		—		50,942	(5,053)		536,453		67,976		604,429
Net income		2,080		124,656		—		2,544	—		129,280		15,568		144,848
Cash distributions (1)		(2,080)		(157,840)		—		(3,221)	—		(163,141)		—		(163,141)
Non-controlling interest dividends		—		—		—		—	—		—		(7,000)		(7,000)
Other comprehensive income		—		—		—		—	5,079		5,079		—		5,079
Net proceeds from issuance of common units		—		119,902		—		2,214	—		122,116		—		122,116
Conversion of earn-out units		—		7,920		—		121	—		8,041		—		8,041
Net proceeds from issuance of preferred units	27	132,991		—		—		—	—		132,991		—		132,991
Grant of unit options		—		238		—		—	—		238		—		238
Consolidated balance at December 31, 2017		132,991		585,440		—		52,600	26		771,057		76,544		847,601
Net income		12,042		59,925		—		1,223	—		73,190		3,358		76,548
Cash distributions (1)		(12,042)		(149,606)		—		(3,066)	—		(164,714)		—		(164,714)
Other comprehensive loss		—		—		—		—	(26)		(26)		—		(26)
Net proceeds from issuance of common units		—		13,563		—		291	—		13,854		—		13,854
Common unit repurchase and cancellation program		—		(13,980)		—		—	—		(13,980)		—		(13,980)
Grant of unit options		—		234		—		—	—		234		—		234
Consolidated balance at December 31, 2018		132,991	—	495,576	—	—	—	51,048	—	—	679,615	—	79,902	—	759,517
__________________________________________

(1)
This includes cash distributions to IDR holders for the years ended December 31, 2018, 2017 and 2016 of $nil, $nil and $8.8 million, respectively. In addition, it includes accrued distributions to Series A Preferred Unitholders for the period from November 15, 2018 to December 31, 2018.

(2)	As of December 31, 2018 and 2017, the carrying value of the equity attributable to the IDR holders was $32.5 million.

(3)	Relates to unrealized net losses/(income) on qualifying cash flow hedges.

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

References to Golar in these Consolidated Financial Statements refer, depending on the context, to Golar LNG Limited and to one or any more of its direct or indirect subsidiaries.

We completed our initial public offering (“IPO”) in April 2011. Our common units are traded on the NASDAQ under the symbol: GMLP.

As of December 31, 2018 and 2017, Golar held 30.6% and 30.4% of our common units, respectively. In addition, as of December 31, 2018 and 2017, Golar held a 2% general partner interest in us and 100% of our incentive distributions rights (“IDRs”).

As of December 31, 2018 and 2017, we operated a fleet of six FSRUs and four LNG carriers.

On July 12, 2018 (the “Closing Date”), we acquired an interest in the Hilli Episeyo (the “Hilli”), a floating liquefied natural gas (“FLNG”) vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC ("Hilli LLC") (the “Hilli Acquisition”) (see note 10).

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

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

Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which we are deemed to be the primary beneficiary. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the consolidated balance sheets and consolidated statements of operations as “Non-controlling interests”.

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

As of December 31, 2018, we leased one (December 31, 2017: one) vessel under a finance lease from a wholly-owned special purpose vehicle (the “lessor SPV”) subsidiary of a financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investment in the lessor SPV, we have determined that we are the primary beneficiary of the entity and accordingly, we are required to consolidate the lessor SPV into our financial results. The key line items impacted by our consolidation of the lessor SPV are short-term and long-term debt, restricted cash and short-term deposits, and interest expense. In consolidating the lessor SPV, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the lessor SPV’s debt principal; and (iii) the lessor SPV’s application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor SPV. Upon receipt of the audited annual financial statements of VIEs, we will make a true-up adjustment for any material differences.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, utilization and drydocking requirements.

Investment in affiliate

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. Affiliates are also entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. Under the equity method of accounting, we record our investment in the affiliate at cost, and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investment in affiliate". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the consolidated statements of operations as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds the value of our interest, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliate.

We recognize gains and losses in earnings based on the economic results allocated based on a contractual agreement, net of interest, tax and basis difference amortization.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, and reported in “Other current liabilities” and "Other non-current liabilities". A liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee in connection with an investment in affiliate is recognized. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

Business combinations

Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The results of operations of acquired subsidiaries are included from the date of acquisition.

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

Revenue and expense recognition

Revenues include minimum lease payments under time charters and fees for repositioning vessels. Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to earnings over the lease term. Rental income and expense are amortized over the lease term on a straight-line basis.

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

Restricted cash and short-term deposits

Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, other claims which requires us to restrict cash, performance bonds related to charters, cash collateral required for certain swaps, and cash held by the VIE. We consider all short-term deposits as held to maturity. These deposits are carried at amortized cost. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions.

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

The cost of building mooring equipment is capitalized and depreciated over the initial lease term of the related charter.

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

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan under the effective interest method. Amortization of debt issuance cost is included in interest expense. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

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

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in the balance sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other current assets” or “Other non-current assets” in the balance sheet depending on its maturity. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. For derivative instruments that are not designated or do not qualify as hedges, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in “Gains/(losses) on derivative instruments”. We have no existing interest rate swaps held for hedging.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged. Cash flows from economic hedges are classified in the same category as the items subject to the economic hedging relationship.

Unit-based compensation

We expense the fair value of unit options issued to employees over the period the options vest. We amortize unit-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for unit options for which employees do not render the requisite service. The fair value of employee unit options is estimated using the Black-Scholes option-pricing model.

Fair value measurements

We account for fair value measurements in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Gains/(losses) on derivative instruments

With effect from the year ended December 31, 2018, we presented a new line item in financial income/(expenses) and in operating activities on the face of the consolidated statements of operations and in the consolidated statement of cash flows, respectively. The new line item on the face of the consolidated statements of operations, "Gains/(losses) on derivative instruments" and the new line item in the consolidated statement of cash flows, "Change in market value of derivatives", relate to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the consolidated statements of operations along with our general finance costs and "Change in assets and liabilities" in the consolidated statement of cash flows.

We believe that the introduction of these new line items will provide users of our financial statements greater transparency over our derivative instruments. This presentation change has been retrospectively applied for all prior periods. The change in presentation for the prior periods is as follows:

Consolidated statement of operation changes

	December 31, 2017			December 31, 2016
(in thousands of $)	As previously reported	Adjustment Increase/ (Decrease)	As adjusted	As previously reported	Adjustment Increase/ (Decrease)	As adjusted
Gains/(losses) on derivative instruments	—	7,796	7,796	—	(931)	(931)
Other financial items, net	(7,567)	(7,796)	(15,363)	(2,745)	931	(1,814)

Consolidated statement of cash flows changes

	December 31, 2017			December 31, 2016
(in thousands of $)	As previously reported	Adjustment Increase/ (Decrease)	As adjusted	As previously reported	Adjustment Increase/ (Decrease)	As adjusted
Change in market value of derivatives	—	(15,894)	(15,894)	—	(710)	(710)
Change in assets and liabilities:
Other current assets and other non-current assets	(2,240)	3,769	1,529	(5,305)	6,454	1,149
Other current liabilities	(10,455)	12,125	1,670	(6,952)	(5,603)	(12,555)

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2014-09 Revenue from Contracts With Customers (Topic 606) and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted this guidance on January 1, 2018. There is no impact on the adoption of this standard on our Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition, measurement, presentation and disclosure of financial instruments. We adopted the amendments to this ASU on January 1, 2018 under a modified retrospective approach except for equity securities without a determinable fair value, for which a prospective approach is prescribed. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the disclosure and classification of certain items within the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our Consolidated Statement of Cash Flows. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our Consolidated Statement of Cash Flows and related disclosures. The adoption results in presentational changes to our Consolidated Statement of Cash Flows.

		December 31, 2017			December 31, 2016
(in thousands of $)	Cash Flow Line Items	Balance Prior to Adoption	Adjustment Increase/ (Decrease)	As Adjusted	Balance Prior to Adoption	Adjustment Increase/ (Decrease)	As Adjusted
OPERATING ACTIVITIES	Unrealized foreign exchange losses/(gains)	3,657	—	3,657	(532)	(413)	(945)
	Interest element included in obligation under capital lease	534	(578)	(44)	(1,205)	(677)	(1,882)
	Amounts due to/(from) related parties	17,856	—	17,856	(17,512)	(725)	(18,237)
	Restricted cash	(5)	5	—	(129)	129	—
FINANCING ACTIVITIES	Repayments of obligations under capital lease	(821)	—	(821)	(122)	(445)	(567)
	Restricted cash and short-term investments	(12,102)	12,102	—	7,627	(7,627)	—
	Advances from/(releases to) related party for Methane Princess lease security deposit	—	(1,498)	(1,498)	—	725	725
Effect of exchange rate changes on cash		—	10,487	10,487	—	(21,966)	(21,966)
As a result of the above changes, the following subtotals as retrospectively restated are as follows:
Net increase in cash, cash equivalents and restricted cash		181,244	20,518	201,762	25,024	(30,858)	(5,834)
Cash, cash equivalents and restricted cash at beginning of period		65,710	162,415	228,125	40,686	193,273	233,959
Cash, cash equivalents and restricted cash at end of period		246,954	182,933	429,887	65,710	162,415	228,125

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future vessel acquisitions may be considered the acquisition of an asset rather than a business combination. However, this will be dependent upon the facts and circumstances of each prospective transaction. We do not expect the adoption of this ASU to have a material impact on our Consolidated Financial Statements and related disclosures where prospective dropdowns are accounted for as asset acquisitions will be significantly reduced.
Accounting pronouncements that have been issued but not adopted
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) and subsequent amendments. Topic 842 modifies the definition of a lease, requires periodic reassessment of the lease term and requires new disclosures. Lessors are required to classify leases as sales-type, direct financing or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Topic 842 is not applicable for us as a lessee.

Topic 842 will become effective for us on January 1, 2019. We have elected to apply the modified retrospective transition approach. We will elect all available practical expedients which among other things allow us to carry forward prior conclusions relating to lease identification, classification and lease term. Our election of the practical expedient providing transition relief will result in our prior periods not being restated and will continue to be reported under Topic 840. For contracts where we are the lessor, the practical expedients we have elected results in no change to our Balance Sheet on adoption. Our existing leases will continue to be classified in accordance with Topic 840, Modifications and subsequent accounting will follow the accounting under Topic 842. Leases entered into on or after January 1, 2019 will be assessed under the requirements of Topic 842. New lessor presentation and disclosure requirements are introduced and will be applied to our new and existing lease agreements commencing January 1, 2019.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendment ASU 2018-19 Codification Improvements to Topic 326 "Financial Instruments-Credit Losses", which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.
In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements, which has no material impact on our Consolidated Financial Statements and related disclosures.
In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. These amendments change the disclosures for fair value measurements - removing or modifying certain existing disclosure requirements and adding new disclosure requirements. The guidance is effective for us commencing January 1, 2020 with early adoption permitted. We are evaluating the impact of these amendments on our Consolidated Financial Statements and related disclosures.
In October 2018, the FASB issued ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities. This amendment clarifies guidance for considering whether indirect interests held through related parties under common control are considered variable interests, increasing consistency of guidance for common control arrangements. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of these amendments on our Consolidated Financial Statements and related disclosures.

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2018. Unless otherwise indicated, we own 100% of each subsidiary.

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

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of December 31, 2018 and 2017, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

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

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of December 31, 2018 and 2017, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of December 31, 2018:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of December 31, 2018 is shown below:

(in $ thousands)	2019	2020	2021	2022	2023	After 2023
Golar Eskimo*	25,907	24,449	23,205	22,256	21,343	36,823

*The payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin but excludes the repurchase obligation at the end of lease term.

The most significant impact of consolidation of Eskimo SPV’s liabilities on our consolidated balance sheet is as follows:

(in $ thousands)	2018	2017
Liabilities
Short-term debt (refer to note 20)	11,836	—
Long-term debt (refer to note 20)	187,401	212,084

The most significant impact of consolidation of Eskimo SPV’s operations on our consolidated statement of operations is interest expense of $8.0 million and $8.2 million for the years ended December 31, 2018 and 2017, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our consolidated statement of cash flows is net cash of $12.8 million and $20.8 million used in financing activities for the years ended December 31, 2018 and 2017, respectively. Refer to note 16 for restricted cash relating to Eskimo SPV.

Hilli LLC

On July 12, 2018, we acquired an interest in the Hilli through the acquisition of 50% of the Hilli Common Units for a purchase price of $658 million less assumed net lease obligations and net of working capital adjustments (refer to note 10). Concurrent with the closing of the Hilli Acquisition, we have determined that (i) Hilli LLC is a VIE, (ii) Golar is the primary beneficiary and retains sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli and (iii) we are not the primary beneficiary. Thus, Hilli LLC was not consolidated into our financial statements. Refer to note 10 for summarized financial information of Hilli LLC.

As at December 31, 2018, our maximum exposure as a result of our ownership in the Hilli LLC is the carrying value of our investment in affiliate of $206.2 million (see note 10) and the outstanding portion of the Hilli Facility which we have guaranteed (see note 24).

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

The following table summarizes the balance sheets of PTGI as of December 31, 2018 and 2017:

(in thousands of $)	2018	2017
ASSETS
Cash	19,599	16,016
Restricted cash (see note 16)	10,209	10,270
Vessels and equipment, net*	248,526	269,624
Other assets	2,699	4,348
Total assets	281,033	300,258

LIABILITIES AND EQUITY
Accrued liabilities	6,474	11,675
Current portion of long-term debt	14,303	19,759
Amounts due to related parties	83,334	107,838
Non-current debt	73,247	82,741
Other liabilities	638	515
Total liabilities	177,996	222,528
Total equity	103,037	77,730
Total liabilities and equity	281,033	300,258

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

PTGI paid dividends to PT Pesona amounting to $nil, $1.2 million and $6.1 million during the years ended December 31, 2018, 2017 and 2016, respectively.

6. SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments.

In 2018, we changed the way in which we measure our reportable segments. In prior years, we had measured our segments based on operating income, however, in 2018, management changed the measure to Segment EBITDA. The main driver of the change was the introduction of the FLNG business resulting from our acquisition of 50% of the Common Units of Hilli LLC. This led to a change in the information that management required to manage both the standalone segments and also our overall businesses.

Prior to 2018, we had reported two reportable segments, “FSRUs” and “LNG carriers”. Management determined that the risks and long term business prospects of our FLNG business differ from our other reporting segments. Our FLNG business meets the definition of an operating segment as it is a distinguishable component of the business whose operating results will be regularly reviewed by the chief operating decision maker. Management has concluded that we provide three distinct services and operate in the following three reportable segments: FSRUs, LNG carriers and FLNG.

•	LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers;

•	FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs; and

•
FLNG is a vessel that is moored above an offshore natural gas field on a long-term basis. The vessel receives, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

The accounting policies applied to the segments are the same as those applied in the Consolidated Financial Statements, except that our equity in net earnings of affiliate is presented under the effective share of interest consolidation method for the segment reporting. In our consolidated financial statements, we report our share of the net earnings of Hilli LLC, including amortization of day one fair value adjustments, under the equity in the net earnings of affiliate financial statement line item, which amounted to $1.2 million for the year ended December 31, 2018.

There are no transactions between reportable segments. As a result of the change to our reportable segments, the segment information for the years ended December 31, 2017 and 2016 has been retrospectively restated.

	December 31, 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG(1)	Unallocated(2)	Total Segment Reporting	Elimination(3)	Consolidated Reporting
Statement of operations:
Total operating revenues	294,889	51,761	49,754	—	396,404	(49,754)	346,650
Vessel operating expenses	(42,736)	(22,511)	(9,834)	—	(75,081)	9,834	(65,247)
Voyage and commission expenses	(7,138)	(4,084)	(434)	—	(11,656)	434	(11,222)
Administrative expenses(4)	(9,384)	(5,425)	(1,306)	—	(16,115)	1,306	(14,809)
Segment EBITDA	235,631	19,741	38,180	—	293,552	(38,180)	255,372
Balance sheet:
Total assets (5)	1,115,663	534,805	—	590,349	2,240,817		2,240,817
Investment in affiliate	—	—	206,180	—	206,180	—	206,180

Other segmental financial information:
Capital expenditure(5)	(28,307)	(13,894)	—	—	(42,201)	—	(42,201)

	December 31, 2017
(in thousands of $)	FSRU	LNG Carrier	FLNG(1)	Unallocated(2)	Total Segment and Consolidated Reporting
Statement of operations:
Total operating revenues	316,599	116,503	—	—	433,102
Vessel operating expenses	(47,960)	(20,318)	—	—	(68,278)
Voyage and commission expenses	(8,375)	(1,319)	—	—	(9,694)
Administrative expenses(4)	(10,029)	(5,181)	—	—	(15,210)
Segment EBITDA	250,235	89,685	—	—	339,920

Balance sheet:
Total assets (5)	1,149,595	545,225	—	732,551	2,427,371

Other segmental financial information:
Capital expenditure (5)	(11,226)	(11,215)	—	—	(22,441)

	December 31, 2016
(in thousands of $)	FSRU	LNG Carrier	FLNG(1)	Unallocated(2)	Total Segment and Consolidated Reporting
Statement of operations:
Total operating revenues	322,373	119,225	—	—	441,598
Vessel operating expenses	(43,884)	(16,002)	—	—	(59,886)
Voyage and commission expenses	(5,049)	(925)	—	—	(5,974)
Administrative expenses(4)	(5,773)	(2,827)	—	—	(8,600)
Segment EBITDA	267,667	99,471	—	—	367,138

Balance sheet:
Total assets (5)	1,206,186	557,682	—	488,840	2,252,708

Other segmental financial information:
Capital expenditure (5)	(344)	(5,026)	—	—	(5,370)

(1) Relates to the effective revenues, expenses and Segment EBITDA attributable to our 50% ownership of the Common Units of Hilli LLC (see note 10). The earnings attributable to our investment in Hilli LLC are reported in the equity in net earnings of affiliate on the consolidated income statement.
(2) Relates to assets not allocated to a segment, but included to reflect the total assets in the consolidated balance sheet.
(3) Eliminations reverse the effective earnings attributable to our 50% ownership of the Common Units of Hilli LLC.
(4) General and administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while general and administrative expenses for FLNG relates to our effective share of expenses attributable to our 50% ownership of the Common Units of Hilli LLC.
(5) Total assets and capital expenditure by segment refers to our principal assets and capital expenditure relating to our vessels, respectively.

Revenues from external customers

During 2018, our FSRUs and LNG carriers operated under time charters with seven charterers, including, among others, Petrobras, PT Nusantara Regas (“PTNR”), the Hashemite Kingdom of Jordan (“Jordan”), Kuwait National Petroleum Company (“KNPC”) and Dubai Supply Authority (“DUSUP”).

For the years ended December 31, 2018, 2017 and 2016, revenues from each of the following customers accounted for over 10% of our total consolidated operating revenues:

(in thousands of $)	Segment	2018		2017		2016
PTNR	FSRU	68,474	17%	72,495	17%	67,774	15%
Petrobras	FSRU	63,098	16%	94,588	22%	103,368	23%
Jordan	FSRU	57,337	14%	57,144	13%	57,112	13%
DUSUP	FSRU	56,823	14%	44,726	10%	46,465	11%
KNPC	FSRU	48,093	12%	47,646	11%	47,654	11%

Geographical data

The following geographical data presents our consolidated reporting information: revenues from customers and fixed assets with respect only to our FSRUs, while operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries:

Revenues (in thousands of $)	2018	2017	2016
Indonesia	68,474	72,495	67,774
Brazil	63,098	94,588	103,368
Jordan	57,337	57,144	57,112
United Arab Emirates	56,823	44,726	46,465
Kuwait	48,093	47,645	47,654

Fixed assets (in thousands of $)	2018	2017
Jordan	261,163	269,846
Kuwait	258,942	259,310
Brazil	214,018	223,900
Indonesia	163,230	177,205
United Arab Emirates	—	108,776

7. GAINS/LOSSES ON DERIVATIVES AND OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2018	2017	2016
Mark-to-market adjustment on Earn-Out Units (1)	7,400	(441)	—
Interest income/(expense) on un-designated interest rate swaps	2,161	(7,554)	(10,824)
Mark-to-market adjustment for interest rate swap derivatives	(1,455)	12,073	9,893
Gains on repurchase of cross currency interest rate swap	—	3,718	—
Gains/(losses) on derivative instruments	8,106	7,796	(931)

Foreign exchange gain/(loss) on capital lease obligations and related restricted cash	1,105	(659)	945
Amortization of debt guarantee (see note 24)	503	—	—
Financing arrangement fees and other costs	(1,363)	(527)	(1,468)
Foreign exchange loss on operations	(837)	(378)	(1,291)
Losses on repurchase of 2012 High-Yield Bonds(2)	—	(7,876)	—
Foreign exchange losses on 2012 High-Yield Bonds	—	(3,103)	—
Premium paid on repurchase of 2012 High Yield Bonds	—	(2,820)	—
Other financial items, net	(592)	(15,363)	(1,814)

Gains/losses on derivatives and Other financial items, net	7,514	(7,567)	(2,745)

(1) This relates to the mark-to-market movement on the Earn-Out Units issued in connection with the IDR reset transaction in October 2016 which were recognized as a derivative liability in our consolidated balance sheet. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units will not be issued. Accordingly, we have recognized a $nil valuation on the Earn-Out Units derivatives as of December 31, 2018, resulting in a mark-to-market gain related to the Earn-Out Units. See notes 23 and 27.

(2) This relates to foreign exchange loss arising from the early repurchase of our 2012 High-Yield Bonds of $2.9 million and the reclassification of a $5.0 million loss from the Accumulated Other Comprehensive Loss upon cessation of hedge accounting for the related cross currency interest rate swap.

8. INCOME TAXES

The components of income tax expense are as follows:

(in thousands of $)	2018	2017	2016
Current tax expense	15,737	9,825	9,486
Deferred tax expense	1,728	7,171	7,372
Total income tax expense	17,465	16,996	16,858

The income taxes for the years ended December 31, 2018, 2017 and 2016 differed from the amounts computed by applying the Marshall Islands statutory income tax rate of 0% as follows:

(In thousands of $)	2018	2017	2016
Effect of taxable income in various countries	16,342	16,311	16,725
Effect of change on uncertain tax positions relating to prior year	1,329	685	133
Effect of recognition of deferred tax asset and liabilities	(206)	—	—
Total tax expense	17,465	16,996	16,858

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

Jurisdictions open to examination

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are UK (2017), Brazil (2013), Indonesia (2017), Kuwait (2017), Jordan (2015) and Barbados (2017). Interest and penalties charged to “Income taxes” in our statement of operations amounted to $0.1 million, $0.6 million and $1.1 million for the years ended December 31, 2018, 2017 and 2016 respectively.

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

(in thousands of $)	2018	2017
At January 1
Deferred tax assets	250	5,620
Deferred tax liabilities	(5,545)	(3,744)
	(5,295)	1,876
Recognized in the year
Adjustment in respect of prior year	331	(836)
Utilization of tax losses	(271)	(4,534)
Recognition of deferred tax liability on fixed asset temporary differences	(1,788)	(1,801)
	(1,728)	(7,171)
At December 31
Deferred tax assets	103	250
Deferred tax liabilities	(7,126)	(5,545)
	(7,023)	(5,295)

The total deferred tax asset as of December 31, 2018 is related to the tax depreciation in excess of the accounting depreciation in respect of branch operations in Barbados. The total deferred tax asset as of December 31, 2017 is related to net operating loss (“NOL”) carryforwards generated from our Jordan operations. The net operating losses brought forward relating to the Golar Eskimo were all utilized in 2018 (2017: $5.0 million), and as such the Jordan deferred tax asset was utilized in 2018.

The total deferred tax liability as of December 31, 2018 and 2017, related to the tax basis for the Golar Eskimo being lower than the accounting net book value.

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or (ii) in the case of PTGI, the Partnership intends to utilize surplus earnings to reduce borrowings or reinvest its earnings, as opposed to making any distribution.

9. OPERATING LEASES

The minimum contractual future rentals represent revenues to be recognized on a straight line basis for each of the following periods, as of December 31, 2018:

Year ending December 31, (in thousands of $)	Total
2019	211,098
2020	196,390
2021	193,333
2022	193,333
2023 and thereafter	235,554
Total	1,029,708

Minimum lease rentals are calculated based on contractual future revenue expected to be recognized on a straight-line basis over the lease term with certain assumptions such as those relating to expected off-hire days.

PTNR has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between us and PTNR. We have assumed that this option will not be exercised. Accordingly, the minimum lease rentals set out above include revenues arising within the option period.

Jordan has the option, for a termination fee, to terminate the charter after the fifth anniversary of the delivery date of the Golar Eskimo. The minimum contractual future revenues above assumes that this option will not be exercised.

All our vessels are held for contractual future leasing, see note 13 and note 14. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

10. INVESTMENT IN AFFILIATE

The components of equity in net assets of our non-consolidated affiliate are as follows:

(in thousands of $)
Equity in net assets of affiliate at January 1, 2018	—
Net purchase price on July 12, 2018	199,728
Dividend	(5,581)
Equity in net earnings of affiliate(1)	1,190
Initial fair value of debt guarantee (see note 24)	10,843
Equity in net assets of affiliate at December 31, 2018	206,180
(1) Equity in net earnings of affiliate includes non-cash charges of $15.7 million related to the depreciation and amortization of fair value adjustments resulting from our acquisition of 50% of the Hilli Common Units.

Quoted market prices for Hilli LLC are not available because it is not publicly traded.

Hilli LLC

On July 12, 2018, we purchased 50.0% of the Hilli Common Units from Golar, affiliates of Keppel Shipyard Limited ("Keppel") and Black &Veatch ("B&V") (together, the “Sellers”). Hilli LLC owns Golar Hilli Corporation ("Hilli Corp), the disponent owner of the Hilli. The Hilli Common Units provide us with significant influence over Hilli LLC. The Hilli is currently operating under an 8-year liquefaction tolling agreement (the “LTA”) with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH” and together with Perenco, the “Customer”). The purchase price for the Hilli Acquisition was $658 million, less 50% of the net lease obligations under the Hilli Facility on the Closing Date, plus working capital adjustments. The post closing purchase price adjustments were finalized in October 2018.

We entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “Hilli LLC Agreement”) on

July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units and the Series B Special Units. After the Hilli Acquisition, we own:

•	50.0% of the Hilli Common Units, with the remaining Hilli Common Units owned by Golar, Keppel and B&V (44.6%, 5.0% and 0.4%, respectively).

We do not own any of the Series A Special Units or Series B Special Units.

The Hilli LLC Agreement provides that within 60 days after the end of each quarter, Golar, in its capacity as the managing member of Hilli LLC shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the unitholders of Hilli LLC (the “Hilli Unitholders”) of the available cash, subject to such reserves. All three classes of ownership interests in Hilli LLC have certain participating and protective rights. Hilli LLC shall make distributions to the Hilli Unitholders when, as and if declared by Golar; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless Series A Distributions (defined below) and Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

The Series A Special Units are entitled to receive the “Series A Distributions,” which means, with respect to any quarter, 100% of any Incremental Perenco Revenues received by Hilli Corp during such quarter. “Incremental Perenco Revenues” is contractually defined as:

•
any cash received by Hilli Corp from revenue invoiced to the extent such revenue invoiced are based on tolling fees under the LTA relating to an increase in the Brent Crude price above $60 per barrel; less

•	any incremental tax expense arising from or related to any cash receipts referred to in the bullet point above; less

•	the pro-rata portion of any costs that may arise as a result of the underperformance of the Hilli (“Underperformance Costs”) incurred by Hilli Corp during such quarter.

Series B Special Units are entitled to receive the “Series B Distributions,” which means, with respect to any quarter, an amount equal to 95% of Revenues Less Expenses received by Hilli Corp during such quarter. “Revenues Less Expenses” is contractually defined as:

•
the cash receipts from revenues invoiced by Hilli Corp as a direct result of the employment of more than the first 50% of LNG production capacity for the Hilli, before deducting any Underperformance Costs (unless the incremental capacity above the first 50% is supplied under the terms of the LTA and the term of the LTA is not expanded beyond 500 billion cubic feet of feed gas), excluding, for the avoidance of doubt, any Incremental Perenco Revenues; less

•
any incremental costs whatsoever, including but not limited to operating expenses, capital costs, financing costs and tax costs, arising as a result of employing and making available more than the first 50% of LNG production capacity for the Hilli; less

•
any reduction in revenue attributable to the first 50% of LNG production capacity availability as a result of making more than 50% of capacity available under the LTA (including, but not limited to, for example, as a result of a tolling fee rate reduction as contemplated in the LTA); less

•	the pro-rata share of Underperformance Costs incurred by Hilli Corp during such quarter.

Hilli Common Units: Distributions to Hilli Common Units may not be made until any Series A Distributions and Series B Distributions for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been paid. Hilli LLC Common Unitholders may also receive, with respect to any quarter, an amount equal to 5% of of Revenues less Expenses received by Hilli Corp during such quarter.

Summarized financial information of Hilli LLC*

The following table summarizes the financial information of Hilli LLC shown on a 100% basis as of and for the year ended December 31, 2018:

(in thousands of $)	2018
Balance sheet
Current assets	124,642
Non-current assets	1,392,711
Current liabilities	(109,773)
Non-current liabilities	(1,004,184)

Statement of operations
Liquefaction services revenue	127,625
Net income	77,842

*The summarized financial information of Hilli LLC excludes the Hilli LLC lessor VIE's financial information.

11. TRADE ACCOUNTS RECEIVABLE

As of December 31, 2018 and 2017, there was no provision for doubtful accounts.

12. OTHER CURRENT ASSETS

(in thousands of $)	2018	2017
Prepaid expenses	2,386	5,137
Other receivables	2,346	2,713
Mark-to-market interest rate swaps valuation (see note 23)	1,802	—
	6,534	7,850

13. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2018	2017
Cost
As of January 1	2,259,132	2,267,819
Additions	28,402	22,176
Write-off of fully depreciated and amortized asset	(41,232)	(30,863)
As of December 31	2,246,302	2,259,132

Depreciation and amortization
As of January 1	(670,209)	(615,109)
Charge for the year	(81,568)	(85,963)
Write-off of fully depreciated and amortized asset	41,232	30,863
As of December 31	(710,545)	(670,209)

Net book value as of December 31	1,535,757	1,588,923

Drydocking costs of $65.1 million and $88.5 million are included in the vessel cost for December 31, 2018 and 2017, respectively. Accumulated amortization of those costs at December 31, 2018 and 2017 was $23.8 million and $49.6 million, respectively.

Mooring equipment of $37.8 million is included in the cost for December 31, 2018 and 2017. Accumulated depreciation of the mooring equipment at December 31, 2018 and 2017 was $23.6 million and $20.1 million, respectively.

As of December 31, 2018 and 2017, vessels and equipment with a net book value of $1,402.6 million and $1,449.1 million, respectively, were pledged as security for certain debt facilities (see note 25).
The following table presents the market values and carrying values of six of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2018. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

Vessel	2018 Market value(1)	2018 Carrying value	Deficit
(in millions of $)
Golar Winter	164.0	214.0	(50.0)
NR Satu	137.0	163.2	(26.2)
Methane Princess (2)	69.8	114.7	(44.9)
Golar Maria	86.3	179.6	(93.3)
Golar Grand	86.3	107.4	(21.1)
Golar Mazo	66.0	133.1	(67.1)

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

(2) The Methane Princess is under capital lease (see note 14).

14. VESSEL UNDER CAPITAL LEASE, NET

(in thousands of $)	2018	2017
Cost	174,511	168,840
Accumulated depreciation and amortization	(59,800)	(62,895)
Net book value	114,711	105,945

As of December 31, 2018 and 2017, we operated one vessel, the Methane Princess, under a capital lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 21.

Drydocking costs of $11.3 million and $8.3 million are included in the cost amounts above as of December 31, 2018 and 2017. Accumulated amortization of those costs at December 31, 2018 and 2017 was $0.4 million and $7.4 million, respectively. The movement in cost and accumulated amortization was due to the vessel undergoing drydocking and Ballast Water Treatment System installation during the 2018.

Depreciation and amortization expense for the vessel under capital lease for each of the years ended December 31, 2018, 2017 and 2016 was $5.0 million, $5.5 million and $5.5 million respectively.

15. INTANGIBLE ASSETS, NET

(in thousands of $)	2018	2017
Cost	114,616	114,616
Accumulated amortization	(54,247)	(41,410)
Net book value	60,369	73,206

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreements acquired in connection with the acquisition of the Golar Igloo in March 2014 and Golar Eskimo in January 2015. The intangible asset acquired in connection with the acquisition of the Golar Igloo is amortized over the term of the contract with KNPC, which expires in December 2019. The intangible asset acquired in connection with the acquisition of the Golar Eskimo is amortized over the term of the contract initially entered into with Jordan of ten years. Both intangible assets have been assigned a zero residual value. As of December 31, 2018, there was no impairment of intangible assets.

Amortization expense for the years ended December 31, 2018, 2017 and 2016 was $12.8 million, $12.9 million and $13.0 million respectively.

The estimated future amortization of intangible assets as of December 31, 2018 is as follows:

Year Ending December 31, (in thousands of $)
2019	9,961
2020	9,114
2021	9,114
2022	9,114
2023	9,114
2024 and thereafter	13,952
Total	60,369

16. RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash balances are as follows:

(in thousands of $)	2018	2017
Methane Princess lease security deposits (see note 21) (1)	112,362	119,548
Restricted cash relating to the $800 million facility (see note 20) (2)	30,845	41,656
Restricted cash relating to an interest rate swap (see note 23) (3)	6,480	—
Restricted cash relating to the NR Satu facility (see notes 5 and 20)	10,209	10,270
Restricted cash held by Eskimo SPV (see note 5) (4)	—	3,764
Restricted cash relating to performance guarantees (5)	12,548	7,695
Total restricted cash	172,444	182,933
Less: current portion of restricted cash	(31,330)	(27,306)
Non-current restricted cash	141,114	155,627

Restricted cash does not include minimum consolidated cash balances of $30.0 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in “Cash and cash equivalents” (see note 20).

(1) As of December 31, 2018 and 2017, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 21 was $112.4 million and $119.5 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon Pound Sterling LIBOR.

(2) Restricted cash pursuant to the $800 million facility provides additional security to the lenders following the early termination of the Golar Spirit's charter and amendments to the Golar Freeze's charter. Under the amendments to the $800 million facility, the restricted cash relating to the Golar Freeze was released upon securing an acceptable replacement charter. The amendments also allow for a stepped reduction in the value of the security deposit for the Golar Spirit. The security deposit may be applied against Golar Spirit's proportion of the $800 million facility quarterly repayment. The security deposit will be reduced to $23.5 million in 2019 and $16.5 million in 2020. The security deposit will be fully utilized in 2021 on the final repayment of the $800 million facility. The security deposit may be released if we are able to enter into a suitable charter (see note 20).

(3) Restricted cash relating to an interest rate swap refers to the collateral required by the bank with whom we entered into an interest rate swap. The initial fixed collateral balance of $2.5 million is subsequently adjusted for any negative mark-to-market valuation, with the total collateral capped at $12.5 million.

(4) Restricted cash relating to Eskimo SPV represents amounts held by the VIE which are not available for use by the Partnership. We are required to consolidate Eskimo SPV under US GAAP into our financial statements as a VIE (see note 5).

(5) As of December 31, 2018 and 2017, the value of collateral deposits required to secure performance guarantees issued to charterers on our behalf by banks was $12.5 million and $7.7 million, respectively. These security deposits are also referred to in these financial statements as restricted cash.

17. OTHER NON-CURRENT ASSETS

(in thousands of $)	2018	2017
Mark-to-market interest rate swaps valuation (see note 23)	15,815	11,937
Other non-current assets	2,342	2,990
	18,157	14,927

Other non-current assets consist of capitalized commission expenses and lease incentives incurred in connection with the NR Satu time charter amounting to $2.2 million and $3.0 million as of December 31, 2018 and 2017, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for each of the years ended December 31, 2018, 2017 and 2016 was $0.7 million, which are recognized mainly under “Voyage and commission expenses” in the statement of operations.

18. ACCRUED EXPENSES

(in thousands of $)	2018	2017
Current tax payable	12,155	7,903
Interest expense	7,887	16,858
Vessel operating and drydocking expenses	6,824	6,671
Administrative expenses	363	808
	27,229	32,240

Current tax payable includes provision for interest and penalties of $0.1 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

19. OTHER CURRENT LIABILITIES

(in thousands of $)	2018	2017
Deferred revenue	10,636	9,733
Mark-to-market interest rate swaps valuation (see note 23)	8,753	1,618
Guarantee (see note 24)	2,066	—
Preferred units dividend payable (see note 27)	1,543	2,080
Other creditors	1,410	1,485
Deferred credits from capital lease transactions (see note 22)	625	625
Derivative - earn-out units (see notes 23 and 27)	—	7,400
	25,033	22,941

20. DEBT

(in thousands of $)	2018	2017
Total debt, net of deferred finance charges	1,272,350	1,371,034
Less: Current portion of long-term debt due to third parties, net of deferred finance charges	(75,451)	(118,850)
Long-term debt, net of deferred finance charges	1,196,899	1,252,184

Our outstanding debt as of December 31, 2018 is repayable as follows:

Year Ending December 31, (in thousands of $)
2019	78,585
2020	229,592
2021	768,568
2022	57,431
2023	12,816
2024 and thereafter	136,108
Total debt	1,283,100
Less: deferred finance charges	(10,750)
Total debt, net deferred finance charges	1,272,350

As of December 31, 2018 and 2017, the maturity dates for our total debt were as follows:

(in thousands of $)	2018	2017	Maturity date
$800 million credit facility	595,000	672,000	2021
2015 Norwegian Bonds	150,000	150,000	2020
2017 Norwegian Bonds	250,000	250,000	2021
NR Satu Facility	88,863	103,500	2022
Eskimo SPV Debt	199,237	212,084	2025
Total debt	1,283,100	1,387,584
__________________________________________
* This represents the total loan facility drawn down by the subsidiary of CMBL, which we consider to be a VIE. We determined that we are the primary beneficiary of this VIE as we are expected to absorb the majority of the VIEs’ losses and residual gains associated with the vessel sold and leased backed from the subsidiary of CMBL. Accordingly, the VIE and its related loan facilities are consolidated in our results. In consolidating this VIE, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIE’s debt principal; and (iii) the VIE’s application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited financial statements of the lessor VIE, we make a true-up adjustment for any material differences. See note 5.

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

The $800 million credit facility has a five-year term and the initial credit facility consisted of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility was reduced by $25.0 million on September 30, 2017. The requirement for the revolving credit facility to be reduced by a further $50.0 million in September 2018 was waived until maturity. As of December 31, 2018, we had drawn down $100.0 million on the revolving credit facility. The term loan facility is repayable in quarterly installments with a total final balloon payment of $378.0 million together with any amounts outstanding under the revolving facility. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of December 31, 2018, the balance outstanding under the $800 million credit facility amounted to $595.0 million.

The facility requires a security deposit to be held for the period of the loan, unless certain conditions are met. These balances are referred to in these Consolidated Financial Statements as restricted cash. As of December 31, 2018, the value of the restricted cash deposit secured against the loan was $30.8 million. See note 16.

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

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the NR Satu, entered into a seven year $175.0 million secured loan facility (or the NR Satu Facility). The NR Satu Facility was split into two tranches, a $155.0 million term loan facility and a $20.0 million revolving facility. The facility was with a syndicate of banks and bore interest at LIBOR plus a margin of 3.5%. The loan was payable on a quarterly basis with a final balloon payment of $52.5 million due in November 2019.

In March 2018, the NR Satu facility was extinguished and subsequently refinanced with Sumitomo Mitsui Banking Corporation ("SMBC") under a new loan facility (the "New NR Satu Facility") which bears interest at LIBOR plus margin of 2.35%. The New NR Satu Facility is split into two tranches, a $155.0 million term loan facility and a $20.0 million revolving facility. The maturity of the New NR Satu Facility was extended to the earliest to occur of (i) November 30, 2022; (ii) the expiration date of the NR Satu Charter; or (iii) when all the amounts outstanding under the New NR Satu Facility have been repaid. The New NR Satu facility is payable on a quarterly basis with a final balloon payment upon maturity.

As of December 31, 2018, the balance outstanding under the New NR Satu facility was $88.9 million. The facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these Consolidated Financial Statements as restricted cash. As of December 31, 2018, the value of the restricted cash deposit secured against the loan was $10.2 million. See note 16.

Eskimo SPV Debt

In November 2015, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Eskimo to Eskimo SPV, a subsidiary of CMBL, and leased back the vessel under a bareboat charter for a monthly hire rate. In November 2015, Eskimo SPV, which is the legal owner of the Golar Eskimo, entered into a long-term loan facility (the “Eskimo SPV Debt”). The facility bears interest at a rate of LIBOR plus a margin. See note 5.

Debt and lease restrictions

As of December 31, 2018, we were in compliance with all covenants under our existing debt and lease agreements.

Our debt arrangements contain certain operating and financing restrictions and covenants that require: (a) the Partnership to maintain a minimum level of liquidity of $30 million and consolidated net worth between ranges $123.95 million and $250 million, (b) the Partnership to maintain a minimum EBITDA to debt service ratio of 1.15:1, (c) the Partnership to not exceed a maximum net debt to EBITDA ratio of 6.5:1, (d) the Partnership to maintain a minimum percentage of the vessel values over the relevant outstanding loan facility balances of 110%, (e) certain of the Partnership’s subsidiary to maintain a minimum debt service coverage of 1.10:1, (f) the Partnership to maintain the listing and quotation of the 2015 and 2017 Norwegian bonds on the Oslo Bors and (g) ensure the common units remain listed on the NASDAQ or other recognized stock exchange.

21. CAPITAL LEASE

(in thousands of $)	2018	2017
Total obligations under capital lease	119,683	128,081
Less: current portion of obligations under capital lease	(1,564)	(1,276)
Non-current portion of obligations under capital lease	118,119	126,805

As of December 31, 2018 and 2017, we operated one vessel under a capital lease.

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

As of December 31, 2018, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2019	7,740
2020	8,036
2021	8,349
2022	8,665
2023 and thereafter	158,360
Total minimum lease payments	191,150
Less: Imputed interest	(71,467)
Present value of minimum lease payments	119,683

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

22. OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2018	2017
Deferred tax liability (see note 8)	7,126	5,295
Guarantee (see note 24)	8,275	—
Deferred credits from capital lease transactions	14,774	15,399
	30,175	20,694

Deferred credits from capital lease transactions

(in thousands of $)	2018	2017
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(9,292)	(8,667)
	15,399	16,024
Current	625	625
Non-current	14,774	15,399
	15,399	16,024

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

Amortization for each of the years ended December 31, 2018, 2017 and 2016 was $0.6 million.

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

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. We hedge account for certain of our interest rate swap arrangements designated as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings, within other financial items, net, in the same period as the hedged items affect earnings.

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year Ended	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2018	1,783,325	2019	to	2026	1.07%	to	2.90%
Receiving floating, pay fixed	December 31, 2017	1,335,307	2018	to	2023	1.07%	to	2.44%

During the year ended December 31, 2018, we entered into new interest rate swaps with a notional value of $637.2 million, restructured an existing interest rate swap with a notional value of $100.0 millions, and terminated swaps with a notional value of $122.5 million.

During the year ended December 31, 2017, we entered into new interest rates swaps with a notional value of $250 million.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/ (loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2018	2017	2016	2018	2017	2016
Interest rate swaps	Other financial items, net	(26)	—	(409)	—	(1)	(639)

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the statements of other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2018	2017	2016
Interest rate swaps	—	94	147

Since March 2018, we have ceased hedge accounting for any of our derivatives. As of December 31, 2018 and 2017, our accumulated other comprehensive income included $nil and $0.1 million, respectively, of unrealized losses on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

The amounts reclassified from accumulated other comprehensive income (loss) to “Other financial items, net” for the years ended December 31, 2018, 2017 and 2016, were a $0.1 million loss, $nil and a $0.4 million loss, respectively.

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

A net foreign exchange gain of $1.1 million, loss of $0.7 million and gain of $0.9 million arose in the years ended December 31, 2018, 2017 and 2016, respectively. The net foreign exchange gain of $1.1 million that arose in the year ended December 31, 2018 was a result of the retranslation of our capital lease obligations and the cash deposits securing those obligations.

As of December 31, 2018, and 2017 we had no foreign currency forward contracts.

Cross currency interest rate swap

In order to hedge our exposure on our NOK denominated senior unsecured bonds (High-Yield Bonds) issued in 2012, we entered into a non-amortizing cross currency interest rate swap agreement and designated it as a cashflow hedge. The swap hedged both the full redemption amount of the NOK obligation and the related quarterly interest payments. From January 1, 2017, we de-designated the cross currency interest rate swap associated with the High-Yield Bonds as a cash flow hedge. Accordingly, the amount recorded in accumulated other comprehensive income of $5.0 million was reclassified to earnings in 2017.

As of December 31, 2018, 2017 and 2016, our accumulated other comprehensive income included $nil, $nil and $4.1 million gain, respectively, on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year. We do not have any level 3 financial instruments.

The carrying value and estimated fair value of our financial instruments at December 31, 2018 and 2017 are as follows:

(in thousands of $)	Fair Value Hierarchy	2018 Carrying Value	2018 Fair Value	2017 Carrying Value	2017 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	96,648	96,648	246,954	246,954
Restricted cash and short-term deposits	Level 1	172,444	172,444	182,933	182,933
2015 and 2017 Norwegian Bonds(1)	Level 1	400,000	396,843	400,000	392,445
Long-term debt—floating(2)	Level 2	883,100	883,100	987,584	987,584
Obligation under capital lease(2)	Level 2	119,683	119,683	128,081	128,081
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	17,617	17,617	11,962	11,962
Interest rate swaps liability(3)(4)	Level 2	8,753	8,753	1,618	1,618
Earn-Out Units (5)	Level 2	—	—	7,400	7,400

1.
This pertains to bonds with a combined carrying value of $400.0 million as of December 31, 2018 (2017: $400.0 million) which is included under long-term debt on the balance sheet. The fair value of the bonds as of December 31, 2018 was $396.8 million (2017: $392.4 million), which represents 99.2% (2017: 98.1%) of their face value.

2.
Our debt and capital lease obligation are recorded at amortized cost in the consolidated balance sheets. Debt is presented in the above table, gross of deferred financing cost of $10.8 million as of December 31, 2018 (2017: $16.6 million).

3.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within other current and non-current assets on the consolidated balance sheet.

4.
Since March 2018, we have ceased hedge accounting for any of our derivatives. The fair value/carrying value of interest rate swap agreements that qualified and were designated as cash flow hedges as of December 31, 2017 was $0.1 million (with a notional amount of $72.5 million).

5.
This relates to the Earn-Out Units issued in connection with the IDR reset transaction in October 2016. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per Common Unit. Consequently, the second tranche of Earn-Out Units were not issued. Accordingly, we have recognized a $nil valuation on the Earn-Out Units derivatives as of December 31, 2018, resulting in a mark-to-market gain related to the Earn-Out Units. See note 27 for further details.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying values of trade accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short-term maturity of these instruments.

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

The estimated fair value of our 2015 Norwegian Bonds and 2017 Norwegian Bonds, are based on the quoted market price as of the balance sheet date.

The estimated fair value of our floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair value of long-term obligations under capital lease is considered to be equal to the carrying value since it bears interest at a variable interest rate, which is reset on a quarterly basis.

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “Gains/(losses) on derivative instruments” (see note 7).

The fair value of the Earn-Out Units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the Earn-Out Units, such that the price of a unit output by the Monte Carlo simulation equalled the price observed in the market.  The method took into account the historical volatility, dividend yield as well as the unit price of the common units as of the IDR reset date and at the balance sheet date (see note 27).

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

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2018 and 2017 would be adjusted as detailed in the following table:

	December 31, 2018			December 31, 2017
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	17,617	(3,281)	14,336	11,962	(1,618)	10,344
Total liability derivatives	8,753	(3,281)	5,472	1,618	(1,618)	—

Under one of our interest rate swaps we were required to provide initial cash collateral of $2.5 million and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2018 cash collateral amounting to $6.5 million has been provided (see note 16).

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Following the de-designation of the cross currency interest rate swap, a credit valuation adjustment of $0.2 million was debited to other financial items, net for the year ended December 31, 2017. There is no comparable balance as at December 31, 2018.

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Concentrations of credit risk

The maximum exposure to credit risk is the carrying value of cash and cash equivalents, restricted cash and short-term deposits, trade accounts receivable, other receivables and amounts due from related parties. In respect of cash and cash equivalents, restricted cash and short-term deposits, credit risk lies with Nordea Bank Finland Plc, Citibank, DNB Bank ASA, Santander UK plc, Sumitomo Mitsui Banking Corporation, Standard Chartered PLC, Skandinaviska Enskilda Banken AB (publ), and China Merchants Bank Co., Ltd. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

During the year ended December 31, 2018, seven customers accounted for the majority of our operating revenues. We consider the credit risk of these customers to be low. See note 6.

24. RELATED PARTY TRANSACTIONS

Transactions with related parties:

(in thousands of $)	2018	2017	2016
Transactions with Golar and affiliates:
Time charter revenues (a)	—	17,423	28,368
Management and administrative services fees (b)	(9,809)	(7,762)	(4,251)
Ship management fees (c)	(5,200)	(5,903)	(6,466)
Interest income on short-term loans (d)	—	—	122
Share options expense (e)	—	(228)	(181)
Income on deposits paid to Golar (f)	4,779	4,622	1,967
Distributions with Golar, net (g)	(42,842)	(52,255)	(54,688)
Fees to Helm Energy Advisors Inc. (h)	—	—	(795)
Transactions with others:
Dividends to China Petroleum Corporation (i)	—	(7,000)	(12,360)

Receivables from related parties:

As of December 31, 2018 and 2017, balances with related parties consisted of the following:

(in thousands of $)	2018	2017
Balances due (to)/from Golar and its affiliates (d)	(4,091)	4,138
Methane Princess lease security deposit movements (j)	2,854	3,487
Deposits paid to Golar (f)	—	177,247
	(1,237)	184,872

(a) Time charter revenues - In connection with our acquisition of the Golar Grand in November 2012, Golar provided us with an option pursuant to which in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, we could require Golar to charter the vessel through to November 2017 at approximately 75% of the hire rate that would have been payable by the charterer. In February 2015, we exercised this option. In May 2017, Golar Grand started its new charter with a major international oil and gas company (the “New Grand Charter”). We sub-chartered back the Golar Grand from Golar at the same time charter rate as the New Grand Charter. The daily time charter rate receivable from Golar under the option had reverted back to the original rate following the vessel's drydocking in April 2017 but was reduced by the sub-charter income under the New Grand Charter. Following the cessation of the arrangement in November 2017, we earned $17.4 million and $28.4 million in relation to this charter in the years ended December 31, 2017 and 2016 respectively.

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

(d) Balances due from (to)/Golar and its affiliates - Receivables and payables with Golar and its subsidiaries comprise primarily of unpaid management fees, advisory and administrative services and other related party arrangements, including the Golar Grand time charter, Tundra Letter Agreement and the Hilli Acquisition. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances due from and to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In January 2016, we provided a short term loan to Golar in the amount of $30 million for a fixed period of 60 days. We charged interest on this balance at a rate of LIBOR plus 5.0%

The movement in the net balance due to Golar as of December 31, 2018 is mainly attributable to the outstanding amount due to Golar in relation to the Hilli Acquisition.

(e) Share options expense - This relates to a recharge from Golar in relation to the award of 29,950 (with an exercise price of $23.50 at grant date) and 45,000 (with an exercise price of $56.70 at grant date) share options in Golar LNG granted to certain of our directors and officers. The exercise price is reduced by the value of dividends declared and paid. They have a contractual term of five years and vest evenly over three years.

(f) Income on deposits paid to Golar/Deposits paid to Golar - In May 2016, we completed the Tundra Acquisition and paid total cash purchase consideration of $107.2 million. In May 2017, we elected to exercise our right (the "Tundra Put Right") under the Tundra Letter Agreement to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the Tundra Put Sale on October 17, 2017 in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount were applied to the net purchase price of the Hilli Acquisition on July 12, 2018. We received under the Tundra Letter Agreement $2.2 million and $2.0 million as interest income for the years ended December 31, 2017 and 2016, respectively.

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the Hilli Acquisition. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we received interest at a rate of 5% per annum. We have accounted for $4.8 million and $2.4 million as interest income for the years ended December 31, 2018 and 2017 on the Deferred Purchase Price and $70 million deposit. We applied the deposit and interest accrued to the net purchase price on July 12, 2018, upon completion of the Hilli Acquisition.

(g) Distributions with Golar - We have declared and paid quarterly distributions totaling $48.4 million, $52.3 million, and $54.7 million to Golar for each of the years ended December 31, 2018, 2017 and 2016, respectively in respect of the Common Units and General Partner units owned by it.

During the year ended December 31, 2018, Hilli LLC had declared quarterly distributions totaling $5.6 million in respect of the Hilli Common Units owned by us. As of December 31, 2018, we have a dividend receivable of $3.6 million.

(h) Fees to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Doug Arnell, who was appointed to our board of directors in February 2015 and resigned in September 2016, acted and advised on various projects for us and earned approximately $0.8 million from us in fees for the year ended December 31, 2016.

(i) Dividends to China Petroleum Corporation - During the years ended December 31, 2018, 2017, and 2016, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $nil, $7.0 million and $12.4 million, respectively.

(j) Methane Princess Lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement (see below). Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During the years ended December 31, 2018, 2017, and 2016, PT Pesona received an agency fee of $0.9 million, $0.5 million and $0.4 million, respectively.

Acquisitions from Golar

As described in note (f) above, on July 12, 2018, we purchased 50.0% of the Hilli Common Units from Golar, affiliates of Keppel and B&V. See note 10.

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

In addition, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess and other vessels previously financed by UK tax leases or in relation to the restructuring terminations in 2010. See note 25.

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

Golar Tundra financing related guarantees

In November 2015, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (“Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with the Tundra Lease, Golar is a party to a guarantee in favor of Tundra SPV, pursuant to which, in the event that Tundra Corp (a subsidiary of Golar) is in default of its obligations under the Tundra Lease, Golar, as the primary guarantor, will settle any liabilities due within five business days. In addition, we are also party to a further guarantee (the "Tundra Guarantee"), pursuant to which, in the event Golar is unable to satisfy its obligations as the primary guarantor, Tundra SPV may recover from us, as the deficiency guarantor. Under a separate side agreement, Golar has agreed to indemnify us for any costs incurred in our capacity as the deficiency guarantor.

Hilli guarantees (in connection with the Hilli Acquisition)

(i) Debt

Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%. In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal, interest, expenses and other amounts payable by Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. We entered into a $480.0 million interest rate swap in relation to our proportionate share of the obligation under the Hilli Facility.

(ii) Letter of credit

On November 28, 2018, we entered into an agreement to guarantee (the "LOC Guarantee") the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the LTA. Under the LOC Guarantee, we are severally liable for any outstanding amounts that are payable, based on the percentage ownership that Golar holds in us, multiplied by our percentage ownership in Hilli Common Units.

Pursuant to the Partnership Guarantee and the LOC Guarantee, we are required to comply with the following covenants and ratios:

•	free liquid assets of at least $30 million throughout the Hilli Facility period;

•	a maximum net debt to EBITDA ratio for the previous 12 months of 6.5:1; and

•	a consolidated tangible net worth of $123.95 million.

As of December 31, 2018, the amount we have guaranteed under the Partnership Guarantee and the LOC Guarantee is $455.3 million, and the fair value of debt guarantee after amortization, presented under “Other current liabilities” and “Other non-current liabilities” in our consolidated balance sheet, is $10.3 million, net. We are in compliance with the covenants and ratios for both Hilli guarantees.

Operating expense reimbursement

Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses (as defined below) are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on the Closing Date, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon.

Conversion of Subordinated units

In June 2016, the subordination period expired and all the subordinated units converted into common units (see note 27).

Exchange of Incentive Distribution Rights

Pursuant to the terms of the Exchange Agreement by and between the Partnership, Golar and our General Partner, Golar and our General Partner exchanged all of their incentive distribution rights in the Partnership (see note 27).

25. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2018	2017
Carrying value of vessels and equipment secured against long-term loans and capital leases	1,517,297	1,555,092

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

Tax lease benefits

As of December 31, 2018, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2018, there was a net accrued gain of approximately $2.1 million.

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

HMRC has been challenging the use of similar tax lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $30.0 million (£23.0 million). Golar is currently in conversation with HMRC on this matter, and as well as continuing to present the factual background of Golar's position, is progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions it is impossible to quantify the reasonably possible loss, however we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

Legal proceedings and claims

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI (see note 5) to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of waiver cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

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

As of December 31, 2018, 99,000 options to purchase common units had been awarded to our directors and management under the GMLP LTIP. There were no options awarded in the year ended December 31, 2018.

The options had an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016, the grant date, and a contractual term of five years. The exercise price will be adjusted for each time we pay distributions. One third of the options vested in November 2017, the second third vested in November 2018 and the final third will vest in November 2019.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model based on the following assumptions as of the grant date.

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

A summary of option activity for the year ended December 31, 2018 is presented below:

(in thousands of $, except per unit data)	Units (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2017	99	$18.24	3.9

Options outstanding at December 31, 2018	99	$16.10	2.9

Options exercisable at:
December 31, 2018	66	16.10	2.9
December 31, 2017	33	18.24	3.9

	Year ended December 31
(in thousands of $)	2018	2017	2016
Fair value of unit options which fully vested in the year	233	233	—

Compensation cost recognized in the consolidated statement of operations	234	238	23

As at December 31, 2018, the intrinsic value of unit options that were both outstanding and exercisable was $nil, as the exercise price was higher than the market value of the common units underlying the options at year end (2017: $0.2 million).

As of December 31, 2018, the total unrecognized compensation cost amounting to $0.2 million relating to unit options outstanding is expected to be recognized over a weighted average period of 0.9 years.

27. EQUITY

At December 31, 2018, a total of 69.4% (2017: 69.6%) of the Partnership's common units outstanding were held by the public. The remaining common units were held by Golar and the 2% general partner interest was held by our General Partner. All of the Partnership's outstanding Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”) are held by the public.

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

Equity Issuances

The following table shows the movement in the number of preferred units, common units, subordinated units and general partner units during the years ended December 31, 2018, 2017 and 2016:

(in units)	Preferred Units	Common Units	Subordinated Units	GP Units
December 31, 2015	—	45,167,096	15,949,831	1,257,408
January 2016 common unit repurchase program	—	(38,000)	—	—
June 2016 conversion of subordinated units	—	15,949,831	(15,949,831)	—
October 2016 IDR reset	—	2,994,364	—	61,109
December 31, 2016	—	64,073,291	—	1,318,517
February 2017 common unit offering	—	5,175,000	—	94,714
October 2017 preferred units offering	5,520,000	—	—	—
November 2017 earn-out units conversion (1st tranche)	—	374,295		7,639
During 2017 common unit continuous offering program	—	145,675	—	2,973
December 31, 2017	5,520,000	69,768,261	—	1,423,843
January 2018 common unit continuous offering program	—	617,969	—	12,548
During 2018 unit repurchase program	—	(930,866)	—	—
December 31, 2018	5,520,000	69,455,364	—	1,436,391

In December 2015, our Board approved a program to repurchase up to $25.0 million of our outstanding common units in the open market over a two year period. As of December 31, 2016, we had repurchased a total of 38,000 units under the common unit repurchase program for an aggregate cost of $0.5 million. We did not repurchase any common units during the year ended December 31, 2017. In March 2018, our Board approved a common unit repurchase program of up to $25.0 million of our outstanding common units in the open market over a two year period and subsequently increased the common unit repurchase program to $50 million in December 2018. As of December 31, 2018, we had repurchased a total of 930,866 units under the common unit repurchase program for an aggregate cost of $14.0 million. In accordance with the provisions of the Partnership Agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

In June 2016, the Board determined that the conditions precedent for the expiration of the subordination period set forth in the definition of “Subordination Period” contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) were converted into common units on a one-for-one basis.

In September 2017, we entered into an equity distribution agreement with a sales agent pursuant to which we may, from time to time issue common units with an aggregate offering price of up to $150 million (the “ATM Program”). During 2017 and 2018, we sold a total of 763,644 common units under the ATM program, at an average gross sales price of $23.08 per unit, for which we received $17.4 million of net proceeds. In connection with such sales, our General Partner purchased 15,521 general partner units at an average price of $23.08 per unit, for which we received an additional $0.4 million of proceeds.

Exchange of Incentive Distribution Rights

On October 19, 2016 (the “IDR Exchange Closing Date”), pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”), dated as of October 13, 2016, by and between the Partnership, Golar and our General Partner. Golar and our General Partner exchanged all of their incentive distribution rights in the Partnership (“Old IDRs”) for (i) the issuance by us on the IDR Exchange Closing Date of a new class of incentive distribution rights in the Partnership (“New IDRs”), (ii) an aggregate of 2,994,364 additional common units and an aggregate of 61,109 additional general partner units and (iii) the issuance in the future of an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units (collectively, the “Earn-Out Units”) that may be issued subject to certain conditions described below. The new IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs was not materially different to the fair value of all of the newly issued instruments.

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

On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit in respect of the quarterly period ended September 30, 2018. Consequently, we did not meet the requirement to pay a distribution of available cash from operating surplus on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. The remaining 50% of the Earn-Out Units were not issued.

In relation to our IDR reset transaction, we accounted for this as a modification of the Old IDRs and determined that the earn-out units met the definition of a derivative. Accordingly, the overall effect of the transaction was (i) reclassification of the initial fair value of the derivative from equity to current liabilities of $15.0 million; (ii) reallocation between unitholders within equity due to the recognition of the incremental fair value of the modification and fair values of newly issued instruments and resulting deemed distribution.

The fair value of the Earn-Out Units at December 31, 2018 and 2017 amounted to $nil and $7.4 million, respectively. We recognized in 2017 a mark-to-market gain of $7.4 million reducing the fair value of the Earn-Out Units derivative to $nil. The issuance of the first 50% of the earn-out units valued at $8.0 million was transferred to equity in November 2017 (see note 23).

Series A Preferred Units

Our 8.75% Series A Cumulative Redeemable Preferred Units are listed on the Nasdaq Global Market under the symbol “GMLPP”.

On October 31, 2017 we sold in a registered public offering 5,520,000 of our Series A Preferred Units, liquidation preference $25.00 per unit. We raised proceeds, net of the underwriters discounts and offering fees, of $133.0 million.

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

•
junior to each other class or series of limited partner interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Senior Securities”). The Series A Preferred Units have no conversion or exchange rights and are not subject to any pre-emptive rights.

Distributions on the Series A Preferred Units are payable out of amounts legally available therefor at a rate equal to 8.75% per annum of the stated liquidation preference. Distributions are payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by our Board. The first distribution on the Series A Preferred Units was paid on February 15, 2018 in an amount equal to $0.63802 per unit, representing accumulated distributions from October 31, 2017, the original issuance date of the Series A Preferred Units, through February 14, 2018.

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

28. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership Agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per common unit are presented below:

(in thousands of $ except unit and per unit data)	2018	2017	2016
Common unitholders’ interest in net income	59,925	124,656	139,948
Less: distributions paid (1)	(137,335)	(160,069)	(151,694)
Over distributed earnings	(77,410)	(35,413)	(11,746)

Basic:
Weighted average common units outstanding (in thousands)	69,944	68,671	53,745
Diluted:
Weighted average common units outstanding (in thousands)	69,944	68,671	53,745
Earn-out units	—	654	189
Common unit and common unit equivalents	69,944	69,325	53,934
Earnings per unit - Common unitholders :
Basic	$0.86	$1.82	$2.44
Diluted	0.86	1.80	2.43

Cash distributions declared and paid in the period per common unit (2)	1.96	2.31	2.31
Subsequent event: Cash distributions declared and paid per common unit relating to the period (3)	0.40	0.58	0.58
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

As of December 31, 2018, of our total number of common units outstanding, 69.4% (2017: 69.6%) were held by the public and the remaining common units were held by Golar.

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

29.  SUBSEQUENT EVENTS

In February 2019, we paid a cash distribution of $0.4042 per common unit in respect of the three months ended December 31, 2018 to unitholders of record as of February 11, 2019. We also paid a cash distribution of $0.546875 per Series A Preferred Unit for the period from November 15, 2018 through to February 14, 2019 to our Series A Preferred unitholders of record as of February 12, 2019.