Form 20-F
period 2019-12-31
Golar LNG Partners LP
filed 2020-04-30
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from                      to

Commission file number 001-35123

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

69,301,636 Common Units representing limited partner interests
5,520,000 8.75% Series A Cumulative Redeemable Preferred Units

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2019, or the Annual Report, should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries. References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership. References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (Nasdaq: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar Management Limited (or Golar Management) and Golar Energy Limited (or “Golar Energy”). References to GMN, GMM and GMC are to Golar Management Norway AS, Golar Management Malaysia and Golar Management Croatia, respectively, wholly-owned subsidiaries of Golar Management that provide certain technical management services for our fleet. References to “Golar Power” refer to Golar's affiliate Golar Power Limited and to any one or more of its subsidiaries.

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

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•our ability to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;
•our ability to maximize the use of our vessels, including the re-deployment or disposal of vessels no longer under long-term time charter;
•our ability to make cash distributions on our units and the amount of any such distributions;
•our ability to repay our debt when due and to settle our interest rate swaps;
•the ability of Golar and us to make additional borrowings and to access debt and equity markets;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the operations of our charterers, our global operations and our business in general;
•market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•our vessel values and any future impairment charges we may incur;
•the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•challenges by authorities to the tax benefits we previously obtained;
•our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
•the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•our anticipated growth strategies;
•the effect of a worldwide economic slowdown;
•turmoil in the global financial markets;
•fluctuations in currencies and interest rates;
•changes in commodity prices;
•the liquidity and creditworthiness of our charterers;
•changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•our future financial condition or results of operations and future revenues and expenses;
•planned capital expenditures and availability of capital resources to fund capital expenditures;
•the exercise of purchase options by our charterers;
•our ability to maintain long-term relationships with major LNG traders;

•our ability to leverage the relationships and reputation of Golar and Golar Power in the LNG industry;
•our ability to purchase vessels from Golar and Golar Power in the future;
•timely purchases and deliveries of new build vessels;
•future purchase prices of new build and secondhand vessels;
•economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
•our ability to compete successfully for future chartering and newbuilding opportunities;
•acceptance of a vessel by its charterer;
•termination dates and extensions of charters;
•the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•economic substance laws and regulations adopted or considered by various jurisdictions of formation of us and certain of our subsidiaries;
•availability of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;
•our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”);
•the anticipated taxation of our partnership and distributions to our unitholders;
•estimated future maintenance and replacement capital expenditures;
•our and Golar's ability to retain key employees;
•customers’ increasing emphasis on environmental and safety concerns;
•potential liability from any pending or future litigation;
•potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•future sales of our securities in the public market;
•our business strategy and other plans and objectives for future operations; and
•other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements in this Annual Report are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the caption “Item 3—Key Information—D. Risk Factors”.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common units ("Common Units") or our 8.75% Series A Cumulative Redeemable Preferred Units ("Series A Preferred Units").  The various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission (or the SEC) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

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

The consolidated financial information of the Partnership as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are derived from the audited Consolidated Financial Statements of the Partnership, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report.

The following financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our historical Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands except for unit data)
Statement of Operations Data:
Total operating revenues	$299,652	$346,650	$433,102	$441,598	$434,687
Vessel operating expenses(1)	(60,958)	(65,247)	(68,278)	(59,886)	(65,244)
Voyage and commission expenses(2)	(7,648)	(11,222)	(9,694)	(5,974)	(7,724)
Administrative expenses	(13,412)	(14,809)	(15,210)	(8,600)	(6,643)
Other non-operating income	4,795	449	922	1,318	—
Interest income	13,278	8,950	7,804	4,295	1,315
Interest expense	(79,791)	(80,650)	(75,425)	(66,938)	(61,632)
(Losses)/gains on derivative instruments	(38,796)	8,106	7,796	(931)	(13,730)
Equity in net earnings of affiliate(3)	4,540	1,190	—	—	—
Net income	21,134	76,548	144,848	185,742	172,683

Segment Data:
FSRUs Adjusted EBITDA(4)	198,660	235,631	250,235	267,667	252,863
LNG carriers Adjusted EBITDA(4)	30,474	19,741	89,685	99,471	102,213
FLNG Adjusted EBITDA(3) (4)	79,708	38,180	—	—	—

Earnings Per Unit
Basic - Common units	$0.08	$0.86	$1.82	$2.44	$2.38
Diluted - Common units	$0.08	$0.86	$1.80	$2.43	$2.38
Cash distributions declared and paid per common unit in the year	1.62	1.96	2.31	2.31	2.30

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands except for fleet and other financial data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$47,661	$96,648	$246,954	$65,710	$40,686
Restricted cash and short-term deposits (5)	46,333	31,330	27,306	44,927	56,714
Non-current restricted cash(5)	135,928	141,114	155,627	117,488	136,559
Investment in affiliate (6)	193,270	206,180	—	—	—
Vessels and equipment, net	1,369,665	1,535,757	1,588,923	1,652,710	1,730,676
Vessel under finance lease, net	108,433	114,711	105,945	111,186	116,727
Current portion of Investment in leased vessel, net (7)	2,308	—	—	—	—
Investment in leased vessel, net (7)	111,829	—	—	—	—
Total assets	2,105,612	2,240,817	2,427,371	2,252,708	2,231,662
Current portion of long-term debt	225,254	75,451	118,850	78,101	118,693
Current portion of obligation under finance lease	1,990	1,564	1,276	787	—
Long-term debt	991,679	1,196,899	1,252,184	1,296,609	1,212,419
Non-current obligation under finance lease	120,789	118,119	126,805	116,964	143,112
Partners' capital	569,463	679,615	771,031	541,506	539,475

Number of units issued and outstanding:
Series A Preferred units	5,520,000	5,520,000	5,520,000	—	—
Common units	69,301,636	69,455,364	69,768,261	64,073,291	45,167,096

Cash Flow Data:
Net cash provided by operating activities	$152,707	$137,166	$270,430	$259,687	$219,144
Net cash used in investing activities	(6,312)	(19,632)	(70,426)	(107,247)	(9,638)
Net cash used in financing activities	(189,288)	(272,211)	(8,730)	(136,308)	(239,256)

Fleet Data:
Number of FSRUs at end of period (7)	6	6	6	6	6
Number of LNG carriers at end of period(8)	4	4	4	4	4

Other Financial Data:
Average FSRUs daily time charter equivalent earnings (“TCE”)(9)	$139,173	$171,689	$159,950	$144,501	$144,592
Average LNG carriers daily time charter equivalent earnings (“TCE”)(9)	$38,360	$33,575	$80,268	$82,267	$85,753

(1)Vessel operating expenses are the direct costs associated with operating a vessel, including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.
(2)Majority of the vessels have all operated under time charters during the periods presented. Under a time charter, the charterer pays substantially all of the voyage expenses, which are primarily fuel, port expenses and broker commission.
(3)Represents our net earnings of 50.0% of the common units of Hilli LLC which is equity accounted for within our consolidated statement of operations. However, our equity in net earnings of affiliate is presented in our segment information under the effective share of interest consolidation method. Please see note 6 "Segment Information" in our consolidated financial statements included herein for additional information.
(4)Adjusted EBITDA is the profit measure used in our operating segments, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

(5)Restricted cash and short-term deposits consist of bank deposits which i) may only be used to settle certain pre-arranged loans, facilities or lease payments; ii) are variation margins posted for a decline in fair values of certain swaps; iii) represent cash held by our lessor variable interest entity (“VIE”); and iv) are made in accordance with our contractual obligations under bid or performance guarantees for projects we may enter into, see note 17 "Restricted Cash" in our consolidated financial statements included herein for additional information.
(6)Represents our investment in 50.0% of the common units of Hilli LLC, see note 10 "Investment in Affiliate" in our consolidated financial statements included herein for additional information.
(7)On May 15, 2019, we executed a modification to the Golar Freeze charter agreement which triggered a change in lease classification from an operating lease to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value and the recognition of investment in the leased vessel, net, in our consolidated balance sheet. For purposes of fleet information, we continue to present the Golar Freeze under our FSRU fleet.
(8)In each of the periods presented, we held a 60% ownership interest in the Golar Mazo and a 100% interest in the other vessels.
(9)Non-GAAP Financial Measure - see definition below:

Average daily TCE

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily Time Charter Equivalent (“TCE”). For time charters, this is calculated by dividing the sum of (a) total operating revenue and (b) amount invoiced under sales-type lease, less voyage and commission expenses, by the number of calendar days minus days for scheduled off-hire. Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues by segment to average daily TCE:

	Year Ended December 31,
	2019	2018	2017	2016	2015
FSRUs Segment	(dollars in thousands, except TCE)
Total operating revenues	$240,695	$294,889	$316,599	$322,373	$307,344
Amount invoiced under sales-type lease (1)	11,500	—	—	—	—
Voyage and commission expenses	(4,467)	(7,138)	(8,375)	(5,049)	(5,581)
	247,728	287,751	308,224	317,324	301,763
Calendar days less scheduled off-hire days	1,780	1,676	1,927	2,196	2,087
Average daily TCE	$139,173	$171,689	$159,950	$144,501	$144,592

 (1) This represents the actual invoiced amounts on the Golar Freeze Charter subsequent to its modification effective from May 15, 2019. As the income generated from the Golar Freeze sales-type lease is not reflected in our previous segment profit measure, we have included amounts invoiced in arriving at our FSRU Adjusted EBITDA, to enable comparability with the rest of our FSRU segment's charters.

	Year Ended December 31,
	2019	2018	2017	2016	2015
LNG Carriers Segment	(dollars in thousands, except TCE)
Total operating revenues	$58,957	$51,761	$116,503	$119,225	$127,343
Voyage and commission expenses	(3,181)	(4,084)	(1,319)	(925)	(2,144)
	55,776	47,677	115,184	118,300	125,199
Calendar days less scheduled off-hire days	1,454	1,420	1,435	1,438	1,460
Average daily TCE	$38,360	$33,575	$80,268	$82,267	$85,753

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

 Not applicable.

D.           Risk Factors
Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common and preferred units. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common and preferred units. The risk factors in this report are grouped into the following categories:
•Risks Arising from Our Business Activities
◦Risks Related to Revenue;
◦Risks Related to the Hilli;
◦Risks Related to the Financing of our Business;
◦Risks Associated with our Operations;

•Risks Related to our Industry;
•Risks Related to Industry Regulations;
•Risks Related to an Investment in Us; and
•Tax Risks.

Risks Arising from Our Business Activities
Risks Related to Revenue
We currently derive all of our revenue from a limited number of customers. The loss of any of our customers would result in a significant loss of revenues and cash flow, if we are unable to re-charter a vessel to another customer for an extended period of time.

Our fleet consists of six FSRUs, four LNG carriers and an interest in the Hilli. We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. The majority of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer’s breach. The ability of each of our customers to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and LNG, the impact of COVID-19 and similar pandemics and epidemics and the overall financial condition of the counterparty. We could also lose a customer or the benefits of a charter if:

•the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise; or
•the customer exercises its right to terminate the charter in certain circumstances, such as:
◦loss of the vessel or damage to it beyond repair;
◦defaults of our obligations under the charter, including prolonged periods of off-hire;
◦in the event of war or hostilities that would significantly disrupt the free trade of the vessel;
◦requisition by any governmental authority;
◦with respect to the Golar Winter, upon at least six months written notice at any time after the tenth anniversary of the commencement of the related charter upon payment of a termination fee;
◦with respect to the Golar Eskimo, having passed the fourth anniversary of the charter commencement date, upon at least twenty three months’ written notice upon payment of a termination fee;
◦with respect to the Golar Freeze, upon twelve months written notice of a termination not before the third anniversary of the charter commencement date in order to substitute the FSRU for an alternative vessel but only if certain throughput targets have not been achieved. In this event we have a matching right;
or
•a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest that prevents us from performing services for that customer.

If we lose any of our charterers and are unable to re-deploy the related vessel for an extended period of time, we will not receive any revenues from that vessel, but we will be required to pay expenses necessary to maintain the vessel in seaworthy operating condition and to service any associated debt. In addition, it is an event of default under the credit facilities related to all of our vessels if the time charter of any vessel related to any such credit facility is cancelled, rescinded or frustrated and we are unable to secure a suitable replacement charter, post additional security or make certain significant prepayments. Any event of default under our credit facilities would result in acceleration of amounts due thereunder. We will be required to provide additional security or make prepayments under our $800 million credit facility in the event that the charter in respect of the Golar Winter is terminated early and we cannot find an alternative acceptable charter. In addition, under the sale and leaseback arrangement in respect of the Golar Eskimo, if the time charter pursuant to which the Golar Eskimo is operating is terminated, the owner of the Golar Eskimo (which is a wholly-owned subsidiary of China Merchants Bank Leasing) will have the right to require us to purchase the vessel from it unless we are able to place such vessel under a suitable replacement charter within 24 months of the termination. We may not have, or be able to obtain, sufficient funds to make these accelerated payments or prepayments or be able to purchase the Golar Eskimo. In such a situation, the loss of a charterer could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

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

One of our principal objectives is to enter into long-term FSRU and LNG carrier time charters for our vessels. The process of obtaining long-term charters for FSRUs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU and LNG carrier time charters are awarded based upon bid price as well as a variety of factors relating to the vessel operator, including:

•its FSRU and LNG shipping experience, technical ability and reputation for operation of highly specialized vessels;
•its shipping industry relationships and reputation for customer service and safety;
•the quality and experience of its seafaring crew;
•its financial stability and ability to finance FSRUs and LNG carriers at competitive rates;
•its relationships with shipyards and construction management experience; and
•its willingness to accept operational risks pursuant to the charter.

We and Golar have substantial competition for providing FSRU and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than do we or Golar. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the FSRU market and the LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a favorable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
Our future long-term charter revenue depends on our competitive position and future hire rates for FSRUs and LNG carriers.

One of our principal strategies is to enter into new long-term FSRU and LNG carrier time charters and to replace expiring charters with similarly long-term contracts. Most requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration together with medium term charters of up to five years has increased in recent years. This trend is expected to continue as the spot market for LNG expands. More frequent changes to vessel sizes and propulsion technology together with an increasing desire by charterers to access modern tonnage could also reduce the appetite of charterers to commit to long-term charters that match their full requirement period. As a result, the duration of long-term charters could also decrease over time.

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

Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, the market supply particularly of LNG carriers has been increasing as a result of the construction of new vessels. The development of liquefaction projects in the United States and Australia resulted in significant ordering activity from 2011 to 2014 and 2018 to 2019. As of April 16, 2020, the LNG carrier order book totalled 149 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, the impact of which could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG, including as a result of the spread of COVID-19, could adversely affect our ability to charter or re-charter our vessels at acceptable rates or to acquire and profitably operate new vessels. Accordingly, this could have a material adverse effect on our earnings and our ability to make distributions to our unitholders.

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

Risks Related to the Hilli

Our equity investment in Golar Hilli LLC may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our investment exposes us to risks that may harm our business, financial condition and operating results.

In July 2018, we completed our acquisition of 50% of the common units in Golar Hilli LLC (“Hilli LLC”), the owner of Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the Hilli. The acquired interest in Hilli LLC represents the equivalent of 50% of the two liquefaction trains, out of a total of four, that have been contracted to Perenco Cameroon SA (“Perenco”) and Société Nationale Des Hydrocarbures (“SNH” and, together with Perenco, the “Customer”) pursuant to a Liquefaction Tolling Agreement (“LTA”) with an 8 year term. The acquired interest is not exposed to the oil linked pricing elements of the tolling fee under the LTA. However, it exposes us to risks that we may:

•fail to realize anticipated benefits through cash distributions from Hilli LLC;
•fail to obtain the benefits of the LTA if the Customer exercises certain rights to terminate the charter upon the occurrence of specified events of default;
•fail to obtain the benefits of the LTA if the Customer fails to make payments under the LTA because of its financial inability, disagreements with us or otherwise;
•incur or assume unanticipated liabilities, losses or costs;
•be required to pay damages to the Customer or suffer a reduction in the tolling fee in the event that the Hilli fails to perform to certain specifications;
•incur other significant charges, such as asset devaluation or restructuring charges; or
•be unable to re-charter the FLNG on another long-term charter at the end of the LTA.

Due to the sophisticated technology utilized by the Hilli, operations are subject to risks that could negatively affect our business and financial condition.

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

In December 2019, the letter of credit was extended until December 31, 2020. The financial institution may elect to not extend the Hilli LOC by giving notice at least ninety days prior to the current December 31, 2020 expiration date or December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless additional replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $125 million. Accordingly, if the financial institution elects at some point in the future to not extend the Hilli LOC, Hilli Corp's financial condition could be materially and adversely affected.

Risks Related to the Financing of our Business
We may not be able to obtain financing, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay distributions.

In order to fund future vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, or raise capital through the sale of debt or additional equity securities. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, our use of cash from operations may reduce the amount of cash available for distributions. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay distributions. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters on a timely basis could limit our ability to fund our growth and capital expenditures or to refinance our debt as it falls due. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities may result in significant unitholder dilution and increase the amount of cash required to make commensurate distributions. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

Recently, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, stemming from the COVID-19 outbreak, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all.

Our ability to obtain additional debt financing for future vessel acquisitions or to refinance our existing debt largely depends on the creditworthiness of our charterers, the terms of our charters, the value of our vessels as well as global economic conditions and demand for energy, including LNG.

Our ability to borrow against the vessels in our existing fleet and any future vessels largely depends on the value of the vessels, and also, in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that will be required to purchase additional vessels and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital.

The recent COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, energy prices, demand for energy, including LNG and LNG shipping, and funds flows and sentiment in the global financial markets. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. In particular, due to the COVID-19 outbreak, we were unable to refinance our 2015 Norwegian Bonds maturing in May 2020 (the “2015 Norwegian Bonds”) and 2017 Norwegian Bonds maturing in May 2021 (the “2017 Norwegian Bonds”) and were required to seek extensions and amendments to the terms of both bond issuances. Continued economic disruption caused by the continued failure to control the spread of the COVID-19 could significantly impact our ability to obtain additional debt financing, including permanent refinancing for the 2015 Norwegian Bonds and the 2017 Norwegian Bonds and the refinancing of our $800 million credit facility, which matures in April 2021. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

As of December 31, 2019 our total consolidated debt (excluding our $422.3 million share of debt in respect of Hilli but including capitalized lease obligations, net of restricted cash, and our indebtedness outstanding under our revolving credit facilities) was $1,198.0 million. Our level of debt could have important consequences to us, including the following:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;
•we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;
•our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•our debt level may limit our flexibility in responding to changing business and economic conditions.

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
Our financing arrangements, most of which are secured by our vessels, contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders. In addition, because of the presence of cross-default provisions in certain of our and Golar's financing agreements that cover both us and Golar, a default by us or Golar could lead to multiple defaults in our agreements.

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
•merge or consolidate with any other person;
•make certain capital expenditures;
•pay distributions to our unitholders;
•terminate or materially amend certain of our charters;
•enter into any other line of business;
•make any acquisitions;
•incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness;
•enter into any sale-leaseback transactions; or
•enter into any transactions with our affiliates.

Accordingly, we may need to seek consent from our lenders or lessors in order to take certain actions or engage in certain activities. The interests of our lenders or lessor may be different from ours, and we may be unable to obtain our lenders’ or lessor’s consent when and if needed.
If we do not comply with the restrictions and covenants in our financing arrangements, our business, results of operations, financial condition and ability to pay distributions will be adversely affected. Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, including as a result of the ongoing COVID-19 outbreak and the recent declines in the prices of oil, natural gas and LNG and related interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations that may occur as a result, our ability to comply with these covenants may be impaired. We cannot assure you that we will satisfy the ratios and other covenants or that our lenders will waive any failure to do so. If restrictions, covenants, ratios or tests in our debt instruments are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under certain of our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels, and if we are unable to repay debt under our financing arrangements, the lenders or lessors could seek to foreclose on those assets.

Moreover, in connection with any waivers and/or amendments to our loan and lease agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan and lease agreements.
Because of the presence of cross-default provisions in certain of our and Golar’s loan and lease agreements that cover both us and Golar, a default by us or Golar under a loan or lease agreement and the refusal of any one lender or lessor to grant or extend a waiver could result in the acceleration of our indebtedness under our other loan and lease agreements even if our or Golar's other lenders or lessors have waived covenant defaults under the respective agreements. A cross-default provision means that if we or Golar default on one loan or lease, we would then default on our other loans containing a cross-default provision.
For more information, regarding our financing arrangements, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and Note 21 “Debt” to our consolidated financial statements.
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
In addition, LIBOR and other ‘‘benchmark’’ rates are subject to ongoing national and international regulatory scrutiny and reform. For example, on July 27, 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the ‘‘FCA Announcement’’). The Alternative

Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The impact of such transition away from LIBOR could be significant for us because of our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition.
In the event of the continued or permanent unavailability of LIBOR, certain of ours and our VIE’s current financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
As of December 31, 2019, we had a total debt of $1,768.0 million (including our $422.3 million share of debt in respect of the Hilli, capitalized lease obligations and our indebtedness outstanding under our revolving credit facilities), which is exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2019, we have interest rate swaps with a notional amount of $1,557.8 million representing 88.1% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swaps mark-to-market valuations may adversely affect our results. Entering into swap and derivative transactions are inherently risky and presents various possibilities for incurring significant expenses. The derivative strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.
Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial condition or results of operations.
Our consolidated variable interest entity, (“VIE”), may enter into different financing arrangements, which could affect our financial results.

In November 2015, we entered into a sale and leaseback transaction with a subsidiary, Sea 23 Leasing Co. Limited (or “Eskimo SPV”) of China Merchants Bank Leasing (or “CMBL”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV such as interest rates, maturity, and repayment profiles. For additional detail refer to note 5 “Variable Interest Entities” to our consolidated financial statements. As of December 31, 2019, we consolidated one VIE in connection with the lease financing of the Golar Eskimo. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.” The funding arrangements negotiated by the VIE could adversely affect our financial results.

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

As of April 16, 2020, we have one UK tax lease (relating to the Methane Princess). Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of its investment in the vessel. As is typical in these leasing arrangements, as the lessee, we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse changes to tax legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK tax authorities (“HMRC”) with regard to the tax assumptions on which the transaction was based, or in the event of an early termination of the Methane Princess lease we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received or that have accrued over time, together with fees that were financed in connection with the lease financing transactions. Furthermore, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in Note 17 “Restricted Cash” to our consolidated financial statements.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the taxpayer, the First Tier Tribunal (“UK court”) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our leases. HMRC has written to our lessor to indicate that they believe the Methane Princess lease may be similar to the lease in the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $32 million (£24.0 million). Golar’s discussions with HMRC on this matter have concluded without agreement and, in January 2020 Golar received a closure notice to the inquiry stating the basis of HMRC’s position. In December 2019, in conjunction with the lessor, Golar obtained supplementary legal advice confirming our position, and consequently a notice of appeal against the closure notice was submitted to HMRC. Given the complexity of these discussions, it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the omnibus agreement (the “Omnibus Agreement”) we entered into with Golar at the time of our initial public offering (“IPO"), Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the HMRC with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Any default by Golar pursuant to its indemnification obligations under the Omnibus Agreement would not limit our obligations under this lease. Any additional payments could adversely affect our earnings and financial position. For more information on the UK tax lease, please read “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and Note 26 “Other Commitments and Contingencies” to our consolidated financial statements.
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
Risks Associated with our Operations

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. In December 2019, COVID-19 a virus causing potentially deadly respiratory tract infections was first reported in Wuhan, China. On January 30 2020, the World Health Organization declared that COVID-19 constitutes a "Public Health Emergency of International Concern" and subsequently on March 11, 2020, declared COVID-19 to be a "Pandemic". Many countries worldwide, affected by the outbreak, declared national emergencies due to the outbreak. The COVID-19 outbreak has also negatively affected the economic conditions and energy prices have fallen significantly. The COVID-19 outbreak has also negatively affected the supply chain, the labor market, the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have been imposing and may continue to impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak. As a result of these measures, our vessels may not be able to call on ports and vessels and crews may be restricted from embarking and disembarking from ports located in regions affected by COVID-19.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. Trading prices of our units have recently declined significantly and may continue to decline, due in part to the impact of COVID-19. Failure to control the continued spread of COVID-19 could significantly impact economic activity and demand for our vessels, which could further negatively affect our business, financial condition, results of operations and cash available for distribution which may result in further decline in our unit prices. However, to date our operations have been impacted primarily by the cancellation and/or delays of crew changes on our vessels and postponement of equipment maintenance and various inspections. See “Item 5 – Operating and Financial Review and Prospects – Factors Affecting Our Results of Operations and Future Results.”

Potential worker shortages due to the COVID-19 outbreak and travel and social distancing restrictions imposed by governments or corporate policies could impose constraints on our ability to comply with deadlines and requirements set forth in environmental laws and regulations, including inspection, monitoring, reporting, certification, and training requirements. Although some environmental authorities have indicated they may exercise enforcement discretion with respect to non-compliance with routine obligations caused by COVID-19, there can be no assurance that enforcement discretion will be exercised in the event we are unable to comply with environmental laws and regulations.

Our information technology systems are subject to cybersecurity risks and threats.

We rely on information technology systems and networks, the majority of which are provided by Golar Management, to conduct our operations, administer our business, collect payments from customers and to pay agents, vendors and employees. Our data protection measures and measures taken by our customers, agents and vendors may not prevent unauthorized access of information technology systems. Threats to our information technology systems and the systems of our customers, agents and vendors associated with cybersecurity risks or attacks continue to grow. Threats to our systems and our customers’, agents’ and vendors’ systems may derive from human error, fraud or malice or may be the result of accidental technological failure. Our business operations could also be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations and the availability of our vessels and facilities, or lead to unauthorized release of information or alteration of information in our systems. In addition, breaches to our systems and systems of our customers, agents and vendors could go unnoticed for some period of time. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and results of operations.
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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, acts of piracy, environmental accidents, bad weather, mechanical failures, grounding, fire, explosions and collisions, human error, national emergency and war and terrorism. Incidents such as these have historically effected companies in our industry, and such an event or accident involving any of our vessels could result in any of the following:

•death or injury to persons, loss of property or damage to the environment or natural resources;
•delays in the delivery of cargo;
•loss of revenues from or termination of charter contracts;
•governmental fines, penalties or restrictions on conducting business;
•A government requisitioning for title or seizing our vessels (e.g. in a time of war or national emergency)
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues. In particular:
•Although we carry insurance, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

•If piracy attacks or military action results in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.

•Certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

•If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations.

•If one of our vessels were involved in an accident with the potential risk of environmental damages, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay distributions.

We may experience operational problems with our vessels that reduce revenue and increase costs.

FSRUs and LNG carriers are complex and their operations are technically challenging. Marine LNG operations are subject to mechanical risks and problems. Our operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control such as the overall economic impacts caused by the global COVID-19 outbreak and affect the entire shipping industry. Factors such as increased cost of qualified and experienced seafaring crew and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur. If costs rise, they could materially and adversely affect our results of operations. In addition, operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.
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

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel, acquiring a new vessel, or otherwise replacing current vessels at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from period to period and could increase as a result of changes in:

•the cost of labor and materials;
•customer requirements;
•fleet size;
•the cost of replacement vessels;
•length of charters;
•governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and
•competitive standards.

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

The design, construction and operation of FSRUs, FLNGs and LNG carriers and interconnecting pipelines require, and are subject to the terms of governmental approvals and permits. The permitting rules, and the interpretations of those rules, are complex, change frequently and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore LNG operations. In the future, the relevant regulatory authorities may take actions to restrict or prohibit the access of FSRUs or LNG carriers to various ports or adopt new rules and regulations applicable to FSRUs and LNG carriers that will increase the time needed or affect our ability to obtain necessary environmental permits. We cannot assure unitholders that such changes would not have a material effect on our operations.
A shortage of qualified officers and crew, including due to disruption caused by the outbreak of pandemic diseases, such as COVID-19, could have an adverse effect on our business and financial condition.

FSRUs, FLNGs and LNG carriers require technically skilled officers and crews with specialized training. As the worldwide FSRU, FLNG and LNG carrier fleet has grown, the demand for technically skilled officers and crews has increased, which could lead to a shortage of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. If our vessel managers are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of Golar Management or our vessel managers to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to our unitholders.

In addition, the Golar Winter is employed by Petrobras in Brazil. As a result, we are required to hire a certain portion of Brazilian personnel to crew this vessel in accordance with Brazilian law. Also, the NR Satu is employed by PT Nusantara Regas ("PTNR"), in Indonesia. As a result, we are required to hire a certain portion of Indonesian personnel to crew the NR Satu in accordance with Indonesian law. Any inability to attract and retain qualified Brazilian and Indonesian crew members could adversely affect our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

Furthermore, should there be an outbreak of COVID-19 on board one of our vessels, adequate crewing may not be available to fulfill the obligations under our contracts. Due to COVID-19, we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local or international transport or quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board, and (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. Any inability Golar Management experiences in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Due to the locations in which we operate, we are subject to political and security risks.

Our operations may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular:

•We derive a substantial portion of our revenues from shipping LNG from politically unstable regions, particularly the Arabian Gulf, Brazil, Indonesia and West Africa. Past political conflicts in certain of these regions have included attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability in the regions in which we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Africa or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions

•The operations of Hilli Corp in Cameroon under the LTA are subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced instability in its socio-political environment. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The operations of Hilli Corp in Cameroon are subject to these risks, which could materially adversely affect our revenues, our ability to perform under the LTA and our financial condition.

•In addition, Hilli Corp maintains insurance coverage for only a portion of the risks incidental to doing business in Cameroon. There also may be certain risks covered by insurance where the policy does not reimburse Hilli Corp for all of the costs related to a loss. For example, any claims covered by insurance will be subject to deductibles, which may be significant. In the event that Hilli Corp incurs business interruption losses with respect to one or more incidents, they could have a material adverse effect on our results of operations.

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
Changing laws, regulations and standards could create greater reporting obligations and compliance requirements on companies such as ours. Whilst the regulatory environment continues to evolve, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards and maintain high standards of corporate governance and public disclosure. Recent examples of increased regulation include the UK Modern Slavery Act 2015 and the GDPR. The GDPR, for instance, broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used.

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
We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay distributions.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.
Vessel values can fluctuate substantially over time due to a number of different factors, including:
•prevailing economic conditions in the natural gas and energy markets;
•a substantial or extended decline in demand for LNG;
•increases in the supply of vessel capacity without a commensurate increase in demand;
•the size and age of a vessel; and
•the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers’ consent. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. When vessel values are low, we may not be able to dispose of vessels at a reasonable price when we wish to sell vessels, and conversely, when vessel values are elevated, we may not be able to acquire additional vessels at attractive prices when we wish to acquire additional vessels, which could adversely affect our business, results of operations, cash flow, financial condition and ability to make distributions to unitholders.

The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new build vessels. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Although we did not recognize an impairment charge on any of our vessels for the year ended December 31, 2019, we cannot assure you that we will not recognize impairment losses on our vessels in future years. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common and preferred units.

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and short-term deposits, accounts payable, long-term debt and finance lease obligation are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods. Please read “Item 11-Quantitative and Qualitative Disclosures About Market Risk” below for a more detailed discussion on foreign currency risk.

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

Our business strategy focuses on expansion in the LNG shipping sector, the floating storage and regasification sector and the floating liquefaction sector. While global LNG demand has continued to rise, the rate of its growth has fluctuated for several reasons, including continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new and expanded LNG projects, including liquefaction projects. Accordingly, our results of operations and financial condition depend on continued world and regional demand for LNG, LNG carriers, FSRUs and FLNGs, which could be negatively affected by a number of factors, including but not limited to:

•price and availability of natural gas, crude oil and petroleum products;

•increases in the cost of natural gas derived from LNG relative to the cost of natural gas;

•decreases in the cost of, or increases in the demand for, conventional land-based regasification and liquefaction systems, which could occur if providers or users of regasification or liquefaction services seek greater economies of scale than FSRUs or FLNGs can provide, or if the economic, regulatory or political challenges associated with land-based activities improve;

•further development of, or decreases in the cost of, alternative technologies for vessel-based LNG regasification or liquefaction;

•increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•concerns regarding the spread of disease, including COVID-19;

•negative global or regional economic or political conditions,including the recent worldwide economic downturn caused by the spread of COVID-19, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

•decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•any significant explosion, spill or other incident involving an LNG facility or carrier, conventional land-based regasification or liquefaction system, or FSRU or FLNG;

•new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;

•a significant increase in the number of LNG carriers, FSRUs or FLNGs available, whether by a reduction in the scrapping of existing vessels or the increase in construction of vessels; and

•availability of new, alternative energy sources, including compressed natural gas.

Due in part to the COVID-19 outbreak as well as actions by OPEC members and other oil producing countries, energy prices have declined significantly during the first quarter of 2020. If the price environment remains low for a prolonged period of time, this could materially and adversely affect our business. In April 2020, oil, natural gas and LNG prices reached their lowest levels since 2002. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following:

•a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•a decrease in the expected returns relating to investments in LNG projects;

•low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;

•low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;

•lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.

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

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating liquefaction, storage and regasification, or disrupt the supply of LNG, including:

•increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•any significant explosion, spill or similar incident involving an LNG production, liquefaction or regasification facility, FSRU or LNG carrier; and

•labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification.

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

The United Kingdom’s exit from the European Union could adversely impact us.

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” a majority of British voters voted to exit the European Union and on January 31, 2020, the UK formally exited the European Union. The British government is currently in negotiations with the European Union to determine the terms of the UK’s exit. The withdrawal could potentially disrupt the free movement of goods, services and people between the UK and the European Union, undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the UK and the European Union or other nations as the UK pursues independent trade relations. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which European Union laws to replace or replicate. The effects of Brexit will depend on any agreements the UK makes to retain access to European Union or other markets either during a transitional period or more permanently. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the UK from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

Risks Related to Industry Regulation

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

Laws that apply to our operations change from time to time. Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), and ballast treatment and handling. For example, under the International Maritime Organization ("IMO")’s MARPOL Annex VI, effective January 1, 2020, absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur, the maximum sulfur content in fuels used by the marine sector in all seas, including our vessels, was lowered from 3.5% to 0.5% sulfur. These requirements are generally referred to as IMO 2020. The marine sector accounts for approximately half of the global fuel oil demand and the impact of the increased demand for compliant low sulfur fuels is expected to affect the availability and cost of such fuels. Changes in legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. The Initial IMO Strategy on reduction of greenhouse gas emissions from ships adopted in 2018 targets reductions in the carbon intensity and total greenhouse gas emissions from international ships as compared to 2008 through the reduction of CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030 with a goal of achieving a 70% reduction by 2050 and at least a 50% reduction in total annual greenhouse gas emissions by 2050. Regulatory measures designed to reduce greenhouse gas emissions may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Also, a treaty may be adopted in the future that requires the adoption of restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks caused by the spread of COVID-19 and risks that we may:
•fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;
•significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
•incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike new builds, existing vessels typically do not carry warranties as to their condition. If we inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated only by us or Golar during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity and could have an adverse effect on our expected plans for growth.
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our units.

We may not have sufficient cash from operations to pay distributions on our units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of April 16, 2020, there were 5,520,000 of our 8.75% Series A Cumulative Redeemable Preferred Units (“Series A Preferred Units”) issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.

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
Our common and preferred unit prices may be highly volatile and future sales of our common and preferred units could cause the market price of our common and preferred units to decline and could lead to a loss of all or part of a unitholder’s investment.

The market prices for our common and preferred units have fluctuated since they began trading on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common and preferred units will continue. Over the last few years, the stock market has experienced price and volume fluctuations, especially in recent times due, in part, to the global outbreak of COVID-19. In 2019, the closing market price of our common units on NASDAQ ranged from a low of $8.40 on December 17, 2019 to a high of $14.28 per unit on February 15, 2019, and the closing market price of our preferred units on NASDAQ ranged from a low of $23.75 on June 3, 2019 to a high of $26.0 per unit on November 6, 2019. On April 16, 2020, the closing market price of our common units on Nasdaq was $2.14 per unit and for our preferred units it was $15.48 per unit. The market price of our common and preferred units may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our distribution payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our FLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, business interruptions caused by the global COVID-19 outbreak, the general state of the securities market, and other factors, many of which are beyond our control. The market for common and preferred units in this industry may be equally volatile. Therefore, we cannot assure our unitholders that they will be able to sell any of our common and preferred units that they may have purchased at a price greater than or equal to the original purchase price.
In addition, we have granted registration rights to Golar and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common units or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 16, 2020, Golar owned 21,333,586 common units. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.
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

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Golar and its reputation and relationships in the LNG industry. If Golar suffers material damage to its reputation or relationships, it may harm our ability to:

•renew existing charters upon their expiration;
•obtain new charters;
•successfully interact with shipyards;
•obtain financing on commercially acceptable terms;
•recover amounts due to us; or

•maintain satisfactory relationships with suppliers and other third parties.

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
An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units or Series A Preferred Units to decline.
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
Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders unless otherwise provided for in the Marshall Islands Limited Partnership Act. This limits our unitholders’ ability to choose the judicial forum for disputes with us or our directors, officers or other employees.
Our partnership agreement provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware is the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, our limited partners or us); (2) brought in a derivative manner on our behalf; (3) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or our limited partners; (4) asserting a claim arising pursuant to any provision of the Marshall Islands Limited Partnership Act; and (5) asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our units is deemed to have received notice of and consented to the foregoing provisions.
Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar forum selection provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find that the forum selection provision contained in our partnership agreement is inapplicable or unenforceable in such action or actions. Limited partners will not be deemed, by operation of the forum selection provision alone, to have waived claims arising under the federal securities laws and the rules and regulations thereunder. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our financial position, results of operations and ability to make cash distributions to our unitholders.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders.

As of April 16, 2020, Golar owned 30.8% of our common units, 2% general partner interest in us and all of our incentive distribution rights. Certain of our directors and officers are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•neither our partnership agreement nor any other agreement requires our general partner or Golar or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Golar’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Golar, which may be contrary to our interests;

•our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Golar. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest;

•our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

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

Our partnership agreement provides that our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders;

•provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.
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

•The vote of the holders of at least 66⅔% of all outstanding common units voting together as a single class is required to remove the general partner.

•Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.

•Election of the four directors elected by unitholders is staggered, meaning that the member(s) of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner serve for terms determined by our general partner.

•Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter, as further described under “Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our units.”

•There are no restrictions in our partnership agreement on our ability to issue additional common units.
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

•our unitholders’ proportionate ownership interest in us will decrease;
•the amount of cash available for distribution on each unit may decrease;
•the relative voting strength of each previously outstanding unit may be diminished; and
•the market price of the common units may decline.

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

The Series A Preferred Units represent perpetual equity interests.

The Series A Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Units may be required to bear the financial risks of an investment in the Series A Preferred Units for an indefinite period of time. In addition, the Series A Preferred Units rank junior to all our indebtedness and other liabilities, and any other Senior Securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series A Preferred Units have not been rated.

We have not sought to obtain a rating for the Series A Preferred Units, and they may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Preferred Units or that we may elect to obtain a rating of our Series A Preferred Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A Preferred Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A Preferred Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Preferred Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A Preferred Units may not reflect all risks related to us and our business, or the structure or market value of the Series A Preferred Units.

We distribute all of our available cash to our limited partners and are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Series A Preferred Units, which may limit the cash available to make distributions on the Series A Preferred Units.

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter. “Available Cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to:

◦provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

◦comply with applicable law, any debt instruments, or other agreements;

◦provide funds for payments to holders of preferred units; or

◦provide funds for distributions to our unitholders for any one or more of the next four quarters; provided, however, our board of directors may not reserve funds for such future quarters if we would be unable to pay the minimum quarterly distribution plus any arrearages in the quarter for which available cash is being determined;

•plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any of our equity interests in any person (other than our subsidiaries) which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Series A Preferred Units.

Our Series A Preferred Units are subordinated to our debt obligations, and your interests could be diluted by the issuance of additional limited partner interests, including additional Series A Preferred Units, and by other transactions.

Our Series A Preferred Units are subordinated to all of our existing and future indebtedness. As of December 31, 2019, our total debt was $1,216.9 million (net of deferred charges of $6.0 million), of which $180.8 million related to our lessor variable interest entity (“VIE”) that owns the Golar Eskimo. We have also agreed to provide a several guarantee of 50% of the outstanding principal, interest, expenses and other amounts payable by Hilli Corp (the disponent owner of the Hilli) under the arrangement pursuant to which Hilli Corp has sold and leased back the Hilli from a subsidiary of China State Shipbuilding Corporation, our 50% share of Hilli Corp’s indebtedness of $844.5 million amounted to $422.3 million as of December 31, 2019. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our limited partner interests, including the Series A Preferred Units.

The issuance of additional limited partner interests on a parity with or senior to our Series A Preferred Units would dilute the interests of the holders of our Series A Preferred Units, and any issuance of Senior Securities or Parity Securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A Preferred Units. No provisions relating to our Series A Preferred Units protect the holders of our Series A Preferred Units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A Preferred Units.

The Series A Preferred Units rank junior to any Senior Securities and pari passu with any Parity Securities.

Our Series A Preferred Units rank junior to any Senior Securities and pari passu with any Parity Securities and any other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly subordinated or senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary. If less than all distributions payable with respect to the Series A Preferred Units and any Parity Securities are paid, any partial payment shall be made pro rata with respect to Series A Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time.

The Series A Preferred Units are redeemable at our option.

We may, at our option, redeem all or, from time to time, part of the Series A Preferred Units on or after October 31, 2022. If we redeem your Series A Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. It is likely that we may choose to exercise our optional redemption right when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Series A Preferred Units had such units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

Holders of our Series A Preferred Units have extremely limited voting rights.

The voting rights of holders of our Series A Preferred Units will be extremely limited. Holders of the Series A Preferred Units generally have no voting rights. However, in the event that six quarterly distributions, whether consecutive or not, payable on Series A Preferred Units or any other Parity Securities are in arrears, the holders of Series A Preferred Units will have the right, voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors). The right of such holders of Series A Preferred Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units have been paid in full.

The Series A Preferred Units do not have a well-established trading market, which may negatively affect their market value and your ability to transfer or sell your units. In addition, the lack of a fixed redemption date for the Series A Preferred Units will increase your reliance on the secondary market for liquidity purposes.

The Series A Preferred Units do not have a well-established trading market. In addition, since the Series A Preferred Units have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us. The Series A Preferred Units are listed on the NASDAQ, but there can be no assurance that the trading market for the units will be active, in which case the trading price of the Series A Preferred Units could be adversely affected and your ability to transfer your units will be limited. If an active trading market does develop on the NASDAQ, our Series A Preferred Units may trade at prices lower than the offering price. The trading price of our Series A Preferred Units depends on many factors, including:

•prevailing interest rates;
•the market for similar securities;
•general economic and financial conditions;
•our issuance of debt or preferred equity securities; and
•our financial condition, results of operations and prospects.

As a Marshall Islands limited partnership with principal executive offices in Bermuda, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements, which could harm our business.

We are a Marshall Islands limited partnership with principal executive offices in Bermuda. Our operating company and certain of our other subsidiaries are also Marshall Islands entities.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the EU on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was announced by the Council on May 17, 2019 and on October 10, 2019 that Bermuda and the Marshall Islands, respectively, had been removed from the list of non-cooperative tax jurisdictions. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries in 2020. EU legislation prohibits EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

The Marshall Islands and Bermuda have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as may be further prescribed) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. New regulations adopted in the Marshall Islands (which came into force on January 1, 2019) require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know: if the EU will add the Marshall Islands or Bermuda back to the list of non-cooperative jurisdictions; how quickly the EU would react to any changes in legislation of the Marshall Islands or Bermuda; or how EU banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

Tax Risks

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development non-cooperative jurisdictions for tax purposes.

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

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. For example, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is cancelling the waiver of Value Added Tax (“VAT”) importation in the approximate amount of $24.0 million for the NR Satu. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of wavier cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them. In December 2019, the Indonesian tax authorities issued tax assessments for land & buildings tax to our subsidiary, PTGI for the years 2015 to 2019 inclusive in relation to the NR Satu, for the amount of $3.5 million. We have subsequently paid the tax assessed to the tax authorities during January 2020 to avoid further penalties. However, we intend to appeal against the assessments for the land & buildings tax and we believe we have reasonable grounds for success, on the basis of no precedent set from past case law and new legislation effective prospectively from January 1, 2020, that now specifically list FSRUs as being an object liable to Land & Buildings Tax, when it previously did not. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Please read “Item 4. Information on the Partnership-B. Business Overview-Taxation of the Partnership” and note 26 “Other Commitments and Contingencies” in our consolidated financial statements.

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

We are a publicly traded limited partnership that was formed on September 24, 2007, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Golar LNG Limited, the world’s largest independent owner and operator of marine-based LNG midstream infrastructure, to own and operate Floating Storage Regasification Units (“FSRUs”) and LNG carriers under long-term charters.

We completed our IPO in April 2011 and from the time of our first annual general meeting in December 2012, four of the seven members of our board became electable by the common unitholders and because Golar no longer has the power to control our board of directors, we are no longer considered to be under common control with Golar.

We intend to leverage the relationships, expertise and reputation of Golar and its affiliates, to re-contract our vessels that have come off contract and are seeking profitable new employment opportunities and to pursue potential growth opportunities when market conditions permit. As of April 16, 2020, we have a fleet of six FSRUs, four LNG carriers and an interest in a floating liquefied natural gas ("FLNG") vessel, all of which were either contributed by or acquired from Golar. Of the ten vessels, we acquired six vessels and the interest in an FLNG since our IPO in 2011 for an aggregate purchase price of $2,551.8 million.

In July 2018, we acquired an interest in the Hilli, a FLNG vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC (“Hilli LLC”) (the “Hilli Acquisition”) for a purchase price of $658 million, less 50% of the net lease obligations under the Hilli Facility and a post-closing purchase price adjustment.

We maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM11, Bermuda. Our telephone number at that address is +1 (441) 2954705. Our principal administrative offices are located at 6th Floor, The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC. These documents can be obtained from the SEC’s website at (http://www.sec.gov) or from the “SEC fillings” tab in the “Investor Relations” section of our website (www.golarlngpartners.com).

B.            Business Overview

Our Business

Our current business is owning and operating FSRUs, LNG carriers and an interest in a FLNG. Our long-term business objective is to charter our existing vessels under long term charters and to increase our presence in the LNG midstream industry through the acquisition of additional vessels, when market conditions permit, in order to provide steady and predictable quarterly distributions to unitholders over time.

Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional FSRUs and LNG carriers. Any such acquisition will be subject to the approval of our board of directors and the conflicts committee. Please read “Item 7. Major Unitholders and Related Party Transactions-Related Party Transactions-IPO Omnibus Agreement” and “Golar Power Omnibus Agreement”. Any such acquisition will be subject to the approval of our board of directors and the conflicts committee. See “Item 7. Major Unitholders and Related Party Transactions-B. Related Party Transactions.”

Our pursuit of further acquisitions is dependent upon our ability to fund them.

Our Business Strategies

Our primary long-term business objective is to provide steady and predictable quarterly distributions to unitholders over time. However, in April 2020 we announced an update regarding our financial strategy and ongoing initiatives in response to the recent COVID-19 induced deterioration in the macro-economic environment. This included a decision to reduce our quarterly common unit distribution. We will utilize the cash retained to reduce our debt, thus strengthening our balance sheet while providing enhanced financial flexibility to consider capital allocation priorities over time. The Partnership will continue its review of its structure and strategy to maximize long-term unitholder value. We also intend to achieve our long-term business objective, as stated above, by executing the following strategies:

•Pursue strategic and accretive acquisitions of FSRUs, FLNGs and LNG carriers. We believe our affiliation with Golar and its affiliates positions us to pursue a broader array of growth opportunities, including strategic and accretive acquisitions from or with Golar, Golar Power or from third parties. Since our IPO, we have acquired six vessels and an interest in a FLNG from Golar.
•Compete for long-term charter contracts for FSRUs, FLNGs and LNG carriers when attractive opportunities arise. We intend to participate in competitive tender processes and engage in negotiated transactions with potential charterers for FSRUs, FLNGs and LNG carriers when attractive opportunities arise by leveraging the strength of the industry expertise of Golar.
•Manage and invest in our fleet and our customer relationships to provide a stable base of cash flows and superior operating performance. We intend to manage the stability of cash flows in our fleet by actively seeking the extension or renewal of existing charters, investing in our vessels where appropriate to improve their capability and entering into new long-term charters with customers and identifying potential business opportunities with new high-quality charterers.

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

LNG Supply Chain

Exploring and drilling: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will also see more gas being piped to offshore liquefaction facilities.

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

Regasification: At the receiving terminal (either onshore or aboard FSRUs), the LNG is returned to its gaseous state, or regasified. It may also be transferred to small scale LNG vessels that deliver LNG to users nearby for consumption or onward distribution by truck in isotainers .

Storage, distribution, marketing & power generation: Once regasified, the natural gas is stored in specially designed facilities or transported to power producers and natural gas consumers via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of larger land-based facilities in order to achieve improved economies of scale. To address the escalating costs, more cost competitive FLNG and FSRU solutions across a spectrum of project sizes have been developed by Golar. We believe that over the long term, certain previously uneconomic pockets of gas will be capable of being be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Our low cost FSRU solutions make it possible even for relatively small end users to access this competitively priced LNG.

Our Operations

In 2018, through our investment in 50% of the Hilli Common Units, we purchased an interest in a FLNG. Due to this new strategy coupled with changes in our methods of internal reporting and management structure, management has concluded that we provide three distinct services and operate in three reportable segments: FSRUs, LNG carriers and FLNG.

•FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs;

•LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers; and

•FLNGs are vessels that are moored above an offshore natural gas field on a long-term basis. A FLNG receives, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

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

As of April 16, 2020, our FSRU vessels had an average age of 12 years (post retrofitting, including new builds). The following table provides additional information about the six FSRUs in our fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel	Capacity (cbm)	Base Offtake Capacity (Bcf/d)	Year of Delivery	Containment System	Year Acquired	Year of FSRU Retrofitting	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit	129,000	0.25	1981	Moss	Upon formation(1)(2)	2007	None(3)	Not applicable	Not applicable
Golar Winter	138,000	0.50	2004	Membrane	At IPO(2)	2008	Petrobras	September 2024(4)	None
Golar Freeze	125,000	0.48	1977	Moss	October 2011	2010	see below (5)	see below (5)	see below (5)
NR Satu(6)	125,000	0.50	1977	Moss	July 2012	2012	PTNR	December 2022	2025
Golar Igloo	170,000	0.90	2014	Membrane	March 2014	Not applicable	KNPC	March 2022 (7)	see below(7)
Golar Eskimo	160,000	0.50	2014	Membrane	January 2015	Not applicable	Jordan	June 2025	None
(1)Upon our formation, Golar contributed to us a 100% interest in the subsidiary which leased the Golar Spirit.
(2)In connection with our IPO, Golar transferred to us a 100% interest in the subsidiary which leased the Golar Winter and the legal title to the Golar Spirit.
(3)As of April 16, 2020, the Golar Spirit remains in lay-up awaiting new employment.
(4)The charter initially had a term of 10 years, expiring in 2019. However, in return for certain vessel modifications made at the request of Petrobras the charter was extended by a further five years to 2024. These modifications were completed in August 2013.
(5)Commissioning of the Golar Freeze for its 15-year time charter offshore Jamaica ("Golar Freeze Charter") commenced in January 2019 with an energy and logistics company. On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in lease classification from an operating lease to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value and the recognition of investment in the leased vessel, net, in our consolidated balance sheet. For purposes of fleet information, we continue to present the Golar Freeze under our FSRU fleet. The charter includes an option, upon twelve months written notice of a termination not before the third anniversary of the charter commencement date in order to substitute the FSRU for an alternative vessel but only if certain throughput targets have not been achieved by the charterer. In this event we have a matching right. The charter also includes a 5-year extension option, we have assumed that this option will not be exercised. (See “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2019 and Early 2020”).
(6)We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia (“PTGI”), the company that owns and operates the NR Satu, pursuant to a Shareholders’ Agreement with the other shareholder of PTGI, PT Pesona. PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.
(7)In February 2020, the charterer signed a two-year contract of continued LNG storage and regasification services beginning in March 2020. This contract may be further extended by KNPC through to December 2022.

The below table summarizes the key details of the hire rates for each contracted FSRU in our fleet:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Winter	Increases on a bi-annual basis based on a cost of living index and as required for Owner to be kept whole for any changes in local tax law.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	Not applicable
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component.(1)	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo(2)	The hire rate is an all-inclusive daily fixed rate.	Not applicable	Not applicable	Not applicable
Golar Eskimo	Fixed for first five years of hire. Decreases by 6.4% after the first five years of hire.	Increases by a fixed percentage per annum.	Not applicable	Not applicable
Golar Freeze	The hire rate is fixed subject to annual look-back for volume based adjustments.	Escalated annually from the second year by either a fixed percentage or changes to a specified cost of living index, to be agreed between the parties.	Not applicable	Not applicable
(1)The tax element shall be adjusted only when there is any change in Indonesian tax laws (including any changes in interpretation or implementation thereof) or any treaty to which Indonesia is party or the invalidity of any tax assumptions used in determining the tax element.
(2)The Golar Igloo provides floating storage and regasification services to KNPC for a ten-month period each year (or the Regasification Season) until the termination of the charter. The Regasification Season commences, at KNPC’s election, between March 1 and March 31 of each year (or the Start Date) and ends ten months later (or the End Date). During the period between the End Date with respect to one Regasification Season and the Start Date of the next succeeding Regasification Season (or the Regasification Off-Season), we may charter the Golar Igloo to other customers under short-term charters.

FSRU Golar Freeze undergoing drydocking prior to deployment

LNG Carriers

LNG carriers are designed to transport LNG between liquefaction facilities and import terminals for regasification after the natural gas is liquefied. Our LNG carriers utilizes the LNG that naturally boils off during transportation for their propulsion system.

According to industry analysts, based on the ramp up profile of LNG terminals that recently commenced operations, together with new facilities scheduled to commence operations in 2020, 30 million tons of new LNG, mainly from the United States, will be available in 2020. It was previously assumed that most of the US produced LNG would be destined for the Far East however a significant portion has recently shipped to Europe due to lower than expected Asian demand that contributed to low LNG prices, making transportation over extended distances uneconomic. The lower than anticipated ton-mile demand means that the current global fleet of LNG carriers and those LNG carriers expected to be delivered in 2020 will likely be sufficient to carry this expected new production. However the impact of recent COVID-19 outbreak on regional LNG demand and LNG prices is adding a high degree of volatility to current trade patterns. As a result, it is not possible to forecast the LNG vessel supply/demand balance for 2020 with any degree of precision.

As of April 16, 2020, our LNG carriers had an average age of 16 years. The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier	Capacity (cbm)	Year of Delivery	Containment System	Year Acquired	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Mazo(1)	135,225	2000	Moss	Upon formation	Not applicable	Not applicable	Not applicable
Methane Princess(1)	138,000	2003	Membrane	Upon formation	Royal Dutch Shell	August 2024	Five years plus five years
Golar Grand	145,700	2006	Membrane	November 2012	Major international Oil and Gas company	May 2021	Terms extending up to six years(2)
Golar Maria	145,700	2006	Membrane	February 2013	Spot market(3)	Not applicable(3)	Not applicable(3)
(1)Upon our formation, Golar contributed to us a 100% interest in certain subsidiaries which owned a 60% interest in the Golar Mazo and which leased the Golar Spirit and the Methane Princess. We currently own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest. As of April 16, 2020, the Golar Mazo was being prepared to be placed in lay-up, however our lay-up plans are subject to change at short notice due to measures in response to COVID-19.
(2)The charter initially had a term of two years. The charter was extended in February 2019 for a year and in February 2020 for another year . The charterer has options to extend the charter by two one year periods and two further periods of up to two years each.
(3)The Golar Maria will be available in the spot and short-term market between April 2020 through to late 2020 when the vessel will commence a two-year charter. This charter will include an option to extend up to three one year periods.

The below table summarizes the key details of the hire rates for the LNG carriers in our fleet on long-term charter:

Vessel	Capital cost component	Operating cost component	Changes to hire rate in the extension period (if applicable)
Methane Princess	Fixed.	Increases by a fixed percentage per annum.	Reduces by approximately 37%.
Golar Grand	The hire rate is an all-inclusive daily fixed rate.		The hire rate during the extension periods will be similar to the current level.

FLNG

Compared to onshore terminals, the FLNG industry is young. FLNG projects are a solution for stranded gas reserves (such as lean gas sourced from offshore fields) for which geographical, technical and economic limitations restrict the ability to convert these gas reserves to LNG. FLNGs offer a viable economic solution to the traditional giant land-based projects as they are able to be re-deployed. Golar’s liquefaction solution places liquefaction technology on board an existing LNG carrier using a rapid low-cost execution model resulting in a vessel conversion and commissioning time of approximately four years. Golar is the only company to have entered into agreements for the long-term employment of FLNGs based on the conversion of an existing LNG carrier.

We currently own 50% of the Common Units of Hilli LLC which owns Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the FLNG, the Hilli.

FLNG Hilli Episeyo on her way to Cameroon
Our Charters

The services of our FSRUs, LNG carriers and FLNG are provided to their charterers for a fixed period at a specified hire or tolling rate pursuant to time charters or liquefaction tolling agreements. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation which include repairs and maintenance, insurance, stores, lube oils and communication expenses as well as periodic drydocking costs. These costs related to the vessel’s operation are included in the daily rate, and the charterer is responsible for substantially all of the vessel voyage costs, which include fuel, port and canal fees, LNG boil-off, cargo loading and unloading expenses, canal tolls, agency fees and commissions. For FSRUs, the charterer is also responsible for providing, maintaining, repairing and operating certain facilities at the unloading port such as sufficient mooring infrastructure for LNG vessels to be berthed alongside and a high pressure send-out pipeline.

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

•Operating cost component - intended to compensate us for vessel operating expenses including management fees. This component is generally established at the beginning of the charter and typically escalates annually on a fixed percentage or fluctuates annually based on changes in a specified consumer price index or foreign exchange rate.

Under time charters, hire is payable monthly. Under all of our charters, hire is payable in U.S. Dollars, except for the operating cost component for the Golar Winter, which is payable in Brazilian Reais.

Our interest in the FLNG vessel provides floating liquefied natural gas tolling services based on a liquefaction tolling agreement. See “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

The hire rate payable for each of our vessels may be reduced if they do not perform to certain of their contractual specifications or if we are in breach of any of our representations and warranties in the charter. When a vessel is “off-hire” or not available for service, the charterer generally is not required to pay the hire or toll rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a specified time it is not available for the charterer’s use due to, among other things: operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

See note 6 “Segment Information” in our consolidated financial statements for information regarding our significant customers.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. As the FSRU market continues to grow and mature there are new competitors entering the market. Existing competitors have also ordered additional FSRUs. Previous expectations of rapid growth in the FSRU market gave owners the confidence to place orders for FSRUs before securing charters. This has led to more competition for mid- and long-term FSRU charters. Competitive pressure in this market has since resulted in a significant reduction in new FSRU orders by both existing competitors and new entrants.

Competition for these charters is based primarily on price, operational track record, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and reputation of the operator. In addition, some FSRUs may operate as LNG carriers during periods of increased FSRU competition.

The FLNG industry is in an early stage of development, and we do not currently face significant competition from other providers of FLNG services. As of April 16, 2020, there are currently only four operating FLNGs worldwide, including the Hilli. We anticipate that other companies, including marine transportation companies with strong reputations and extensive resources and experience, will enter the FLNG industry at some point in the future, resulting in greater competition.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the LNG vessel industry has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption somewhat more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. The vessel market is somewhat weaker in the period between winter and summer.

Our vessels that operate under long-term charters are not subject to the effect of seasonal variations in demand, with the exception of the Golar Igloo, whose charter specifies a regasification season of ten months, extendable at the option of the charterer. For our vessels that are available for charter in the spot market, our revenue may be subject to the effect of seasonal variations in demand.

Vessel Maintenance and Management

Safety is our top priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.

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
See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.”

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including LNG carriers, FSRUs and FLNGs, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations, hostilities or pandemics. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage. The maximum coverage varies from 180 days to 360 days, depending on the vessel. The number of deductible days varies from 14 days to 60 days, depending on the vessel and type of damage (e.g. whether the claim arises from either machinery or hull damage).

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

Our operations utilize Golar’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from Golar’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by Det Norske Veritas GL ("DNV-GL"). All of our operating vessels have been awarded International Safety Management (“ISM”) certification and are currently “in class”, except for the Golar Spirit which is currently in lay-up and Golar Mazo which will be placed in lay-up shortly.

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

International Maritime Regulations of LNG Vessels

The IMO provides international regulations governing safety, security and environmental aspects of shipping and international maritime trade. For a discussion of IMO’s environmental regulations, see “Air Emissions”, “Anti-Fouling Requirements,” “Ballast Water Management Convention” and “Regulation of Greenhouse Gas Emissions”.

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

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) which provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation and addresses maritime security. SOLAS requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System (an international radio equipment and watch keeping standard) afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”) also promulgated by the IMO. The STCW establishes minimum training, certification and watch keeping standards for seafarers. The SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Flag states that have ratified the SOLAS and STCW generally employ the classification societies, which have incorporated the SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

 Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% the sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous sulfur 3.5% cap. The 0.5% sulfur cap is generally referred to IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Because the marine sector accounts for approximately half of the global fuel oil demand, the impact of the increased demand for compliant low sulfur fuels is expected to affect the availability and cost of such fuels and, in turn, increase our costs of operation. Our vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn gas only in their boilers when alongside a berth. Except for the Golar Mazo, we have modified the boilers on all our vessels to also allow operation on low sulfur diesel oil, or LSDO. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country. See “European Union Regulations” below for additional information.

Even more stringent sulfur emission standards apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee ("MEPC"), as discussed in the “U.S. Clean Air Act” below. These areas include certain coastal areas of North America and the United States Caribbean Sea. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

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

Anti-Fouling Requirements
Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of mollusks and other sea life to the hulls of vessels. Our vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention, which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages under OPA 90 aside from clean-up and containment costs are defined broadly to include:

•injury to, destruction or loss of, or loss of use of, natural resource and the costs of assessment thereof;
•injury to, or economic losses resulting from, the destruction of real and personal property;
•net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•loss of subsistence use of natural resources that are injured, destroyed or lost;
•lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

The limits of OPA 90 liability are the greater of $2,200 per gross ton or $18.8 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances” which as defined in CERCLA does not include oil. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. Each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFRs, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the US Coast Guard for each of our vessels that is required to have one.

Compliance with any new requirements of OPA 90, or other laws or regulations, may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Any additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make distributions to our unitholders.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed or be excluded under our insurance coverage, it could have an adverse effect on our business and results of operation

 Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention entered into force on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention makes the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a Civil Liability Convention (CLC) State-issued certificate attesting that the required insurance cover is in force.

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

b. Clean Water Act

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA is directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two year after EPA develops the NSPs. Although the 2013 VGP was scheduled to expire in December 2018, under VIDA the provisions of the 2013 VGP will remain in place until the new regulations are in place. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. See “Regulation of Greenhouse Gas Emissions” below for European Union action relating to carbon dioxide emissions from maritime transport.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

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

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Regulation of Greenhouse Gas Emissions

Scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” (“GHGs”), including carbon dioxide and methane, may be contributing to warming of the earth’s atmosphere and other climatic changes. In response to such studies, the issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, has and continues to attract political and social attention and is the subject of regulatory attention.

To date, emissions of greenhouse gases from international transport have not been subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the European Union has initiated action and is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce GHG emissions. In 2013, European Commission initiated a three step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using European Union ports, (ii) establishment of GHG reduction targets for sector; and (iii) implementation of further measures, including market-based measures such an emissions trading, in the medium to long term. The first step was addressed with a European Union regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and calls for action by either IMO or the European Union to address emissions from the international transport sector from 2023.

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In May 2019, the MEPC approved for adoption at its April 2020 session further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments would accelerate the entry into effect by date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC is also looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. At the October 2016 MEPC session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety and has promulgated regulations that regulate the emission of greenhouse gases from certain sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Other Regulations

Our LNG vessels may also become subject to the International Convention on Liability and Compensation for Damage Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas. At least 12 states must ratify or accede to the 2010 Protocol for it to enter into effect. In July 2019, South Africa became the fifth state to ratify the protocol. At least 7 more states must ratify or accede to the treaty for it to enter into effect.
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

Election to be Treated as a Corporation. We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under Section 883 of the Code.

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

To qualify for the Section 883 Exemption, we must, among other things, meet the following three requirements:

•be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (or an Equivalent Exemption);
•satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and
•meet certain substantiation, reporting and other requirements.

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

As set forth above, as an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation may qualify for the Section 883 Exemption by satisfying the Qualified Shareholder Stock Ownership Test. A corporation generally will satisfy the Qualified Shareholder Stock Ownership Test if more than 50.0% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•individual residents of jurisdictions that grant an Equivalent Exemption;
•non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or
•certain other qualified persons described in the Section 883 Regulations (which we refer to collectively as Qualified Shareholders).

We believe that we satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements. We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and expect to earn in the future. Consequently, our U.S. Source International Transportation Income (including for this purpose, our proportionate share of any such income earned by our subsidiaries) should be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test and we satisfy certain substantiation, reporting and other requirements.

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

Although the matter is not free from doubt, based on our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe that (i) our common units and Series A Preferred Units represent more than 50.0% of the total value of all of our outstanding equity interests and (ii) our common units and our Series A Preferred Units represent more than 50.0% of the total combined voting power of our equity interests. In addition, we believe that our common units and our Series A Preferred Units each currently satisfy, and expect that our common units and our Series

A Preferred Units each will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2019 and will continue to satisfy the Publicly Traded Test for future taxable years.

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

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gains realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us relevant to the fiscal year ended December 31, 2020. This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

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

Taxation of United Kingdom Incorporated Subsidiaries. Each of our subsidiaries that is incorporated in the United Kingdom will be regarded for the purposes of the United Kingdom Corporation Tax Acts as being resident in the United Kingdom and will be liable to United Kingdom corporation tax on its worldwide income and chargeable gains, regardless of whether the income or gains are remitted to the United Kingdom. The generally applicable rate of United Kingdom corporation tax is currently 19% . Our United Kingdom incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. There is currently no United Kingdom withholding tax levied on distributions made to us.

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

However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter and shall be adjusted only if there is a change in Indonesian tax laws or certain stipulated tax assumptions are invalid. PTNR withholds tax from payments it makes under the charter for the NR Satu. See “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details on our legal proceedings in Indonesia.

Other Taxation

We are liable to corporate income taxes in the jurisdictions in which we have subsidiaries or a taxable presence. We are therefore liable to tax currently in the United Kingdom, Brazil, Indonesia, Jordan, Jamaica, Kuwait and Barbados according to the tax regulations of those countries. We are also subject to tax inspections and tax audits in the jurisdictions we operate in.

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

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $10.7 million and $14.2 million as of December 31, 2019 and 2018, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured in favor of the $175.0 million NR Satu facility.

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

Significant Developments in 2019 and Early 2020

Golar Freeze Charter

On April 1, 2019, the Golar Freeze tendered notice of readiness for the FSRU testing for her 15-year time charter offshore Jamaica ("Golar Freeze Charter") and started earning her contracted full daily hire rate. On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in accounting for the charter from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). As a result, the underlying vessel carrying value of the Golar Freeze was de-recognized from "vessels and equipment, net", and we have subsequently recognized an "investment in leased vessel, net" in our consolidated balance sheets with a corresponding $4.2 million gain included within "Other non-operating income" of our consolidated statement of operations.

Charter Awards

In October 2019, the Partnership received notice from Kuwait National Petroleum Co. ("KNPC") of a two-year contract award for the FSRU Golar Igloo. The charter award was subsequently executed in February 2020, which provides that the Partnership will provide two years of LNG storage and regasification services at the Mina Al-Ahmadi Refinery in Kuwait for KNPC’s regasification seasons beginning in February 2020. The contract may be further extended by KNPC through to December 2022.

In October 2019, we entered into a two-year charter for the Golar Maria which will commence late 2020. The charter includes options for the charterer to extend the contract for up to 3 years. Between April 2020 and the start of her charter, the vessel will trade in the spot market.

In February 2020, the Golar Grand charter, originally expiring in May 2020, was extended for one year at a rate similar to the current level with an option to extend for terms up to six years.
Global COVID-19 Outbreak

We have mentioned specific impacts to our operating activities due to COVID-19 (see “—Factors Affecting Our Results of Operations and Future Results”), however, the extent to which COVID-19 will impact our results of operation and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact. An estimate of the impact cannot therefore be made at this time.

Cash Distributions

In February 2020, we paid a cash distribution of $0.4042 per common unit in respect of the three months ended December 31, 2019 to unitholders of record as of February 7, 2020. We also paid a cash distribution of $0.546875 per Series A Preferred Unit for the period from November 15, 2019 through to February 14, 2020 to our Series A Preferred unitholders of record as of February 7, 2020.

In April 2020, the Partnership announced an update regarding its financial strategy and ongoing initiatives in response to the recent COVID-19 induced deterioration in the macro-economic environment, including approval of a 95% reduction in the quarterly distribution on our common units to $0.0202 per unit for the quarter ended March 31, 2020 (from $0.4042 per unit in the previous quarter) inconnection with our 2015 and 2017 Norwegian Bond refinancing described below. The Partnership believes this reduction is in the best interest of its unitholders during this time of market volatility. With the resulting cash retention, we will focus our capital allocation on debt reduction, thus strengthening our balance sheet.

2015 and 2017 Norwegian Bond Refinancing

On April 1, 2020, we announced the initiation of a process to seek bondholder approval for an extension of the maturity date by 18 months, subject to certain terms and conditions, for our 2015 Norwegian Bonds and our 2017 Norwegian Bonds. We intend to use the 18 month extension period to arrange a long-term refinancing of the 2015 Norwegian Bonds and the 2017 Norwegian Bonds, which has not been possible in light of the current turmoil in the Nordic and international capital markets due in part to the adverse conditions caused by COVID-19.

We have scheduled a bondholder meeting on May 5, 2020 to approve the proposed amendments to the 2015 Norwegian Bonds and the 2017 Norwegian Bonds (the "Norwegian Bond Amendments"). In turn for the 18 month extension we will pay an amendment fee of 0.5% of the par value of all of the 2015 Norwegian Bonds and 2017 Norwegian Bonds.The proposed amendments include the following:

2015 Norwegian Bonds: The interest rate on the 2015 Norwegian Bonds will increase by 185 basis points, from LIBOR plus 4.4% per annum to LIBOR plus 6.25% per annum. In addition, the repayment profile of the 2015 Norwegian Bonds will change from a bullet repayment on the original maturity date to amortization as follows:
•Equal instalments of $5 million (at 100% of par value), the first time on September 30, 2020 and thereafter on each interest payment date in the period up to and including the interest payment date in May 2021;
•Equal instalments of $3.75 million (at 100% of the par value) from, but excluding the interest payment date in May 2021 and on each interest payment date thereafter; and
•Repayment of the remaining amount at a price of 105% of the par value on the amended maturity date of November 22, 2021.

2017 Norwegian Bonds: The interest rate on the 2017 Norwegian Bonds will increase by 185 basis points, from LIBOR plus 6.25% per annum to LIBOR plus 8.1% per annum. In addition, the repayment profile of the 2017 Norwegian Bonds will change from a bullet repayment upon the original maturity date to amortization as follows:
•Equal instalments of $5 million (at 100% of par value), the first time on September 30, 2020 and thereafter on each interest payment date in the period up to and including the interest payment date in May 2021;
•Equal instalments of $6.25 million (at 100% of the par value) from, but excluding the interest payment date in November 2021 and on each interest payment date thereafter;
•Equal instalments of $10 million (at 100% of the par value) from and including the interest payment date in February 2022 after the 2015 Norwegian Bonds have been redeemed in full; and
•Repayment of the remaining amount at a price of 105% of the par value on the amended maturity date of November 22, 2022.

Under the Norwegian Bond Amendments, we may incur no additional financial indebtedness without applying the proceeds received therefrom to redeem the 2015 Norwegian Bonds and the 2017 Norwegian Bonds on a pro rata basis, other than certain permitted financial indebtedness incurred: (i) to repay existing financial indebtedness, (ii) by way of secured debt from financial institutions incurred in the ordinary course of business in connection with acquisitions of assets or (iii) an amount up to $25 million in aggregate, provided that the proceeds in the case of each of (i) to (iii) above are not applied for redemption of any or all of the 2017 Norwegian Bonds prior to the redemption of the 2015 Norwegian Bonds in full. In addition, the Norwegian Bond Amendments will contain a provision prohibiting us from paying distributions to our common unit holders in an amount greater than (i) $0.0808 per common unit per annum or (ii) the aggregate amount of cash equity raised. Additionally, under the Norwegian Bond Amendments, we will not be permitted to repurchase any of our common or preferred units

As of April 30, 2020, we had received support from bondholders for the required two-thirds majority to approve the proposed amendments at the meeting on May 5, 2020 for each of the 2015 Norwegian and the 2017 Norwegian Bonds.

Financing

In February 2019, we borrowed the remaining $25.0 million available under the revolving credit facility under our $800 million credit facility. As of December 31, 2019, the revolving credit facility was fully drawn.

In November 2019, we borrowed $15.0 million from Golar, with interest at a rate of LIBOR plus 5.0%. We repaid the loan in full, including interest of $0.1 million, on December 30, 2019.

In February 2020, we borrowed $25.0 million from Golar, with interest at a rate of LIBOR plus 5.0%. We repaid the loan in full, including interest.

Common Unit Repurchase Program

In August 2019, we repurchased a total of 153,728 units under the common unit repurchase program for an aggregate cost of $1.6 million. In accordance with the provisions of the partnership agreement, all common units repurchased were deemed canceled and not outstanding, with immediate effect.

Organizational Changes

On October 1, 2019, Mr. Brian Tienzo stepped down as our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to focus full time as senior advisor for Golar group financings. Mr. Graham Robjohns was appointed as our CEO to serve until April 30, 2020, when he will step down as our CEO and leave Golar. We expect to announce his replacement imminently.

Partnership Matters

At our Annual Meeting of Limited Partners on September 27, 2019, Mr. Alf Thorkildsen was elected as a Class I Director of the Partnership. His term will expire at the 2022 Annual Meeting of Limited Partners.

On October 1, 2019, the Partnership's general partner appointed Ms. Georgina Sousa as a replacement for Mr. Michael Ashford as one of the general partner's three appointed Directors. Mr. Michael Ashford also retired as Company Secretary and was replaced by Ms. Georgina Sousa.

Series A Preferred Units ATM Program

On January 28, 2020, the Partnership entered into a sales agreement with a sales agent (the "Agent"), relating to the Partnership’s Series A Preferred Units. In accordance with the terms of the sales agreement, we may, through the Agent, offer and sell from time to time, Series A Preferred Units having an aggregate offering price of up to $120.0 million.

Factors Affecting Our Results of Operations and Future Results

Our historical results of operations and cash flows may not be indicative of future results of operations and our results may be principally affected for the following reasons:

•Vessels may be re-contracted at lower rates. We currently derive all of our revenue from a limited number of customers on charters. Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. In addition, certain of our time charters provide for significant reductions in hire rates payable during extension periods if the charterer extends the applicable charter beyond its initial term. If rates are lower, our earnings and ability to make distributions to our unitholders may decline.
•Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business. Our operations are subject to risks related to public health threats, including the recent COVID-19 pandemic, a virus causing potentially deadly respiratory tract infections originating in China, which has negatively affected global economic conditions and the demand for LNG and LNG shipping regionally as well as our operations and the operations of our charterers and suppliers. Governments in affected countries have imposed travel bans, quarantines and other emergency public health measures. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. Governmental measures, though temporary in nature, may continue and increase depending on developments in outbreak of COVID-19. We have experienced the following disruption to our operations to-date:

•crew changes have been cancelled and/or delayed due to port authorities denying disembarkation, a high potential of infection in countries where crew changes may otherwise have taken place and the inability to repatriate crew members due to lack of international air transport or denial of re-entry by crew members’ home countries, which may have closed their borders;

•the inability to complete scheduled engine overhauls, routine maintenance work and management of equipment malfunctions;

•shortages or a lack of access to required spare parts for our vessels, and delays in repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;

•delays in vessel inspections and related certifications by class societies, customers or government agencies; and

•disruptions to business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements.

Given the recent fluidity of developments and the extensive response to the outbreak, we are continually receiving updated information and we are constantly reassessing the impact of COVID-19 on our operations. Measures that we are taking in response to COVID-19 include:

•All crew changes have been cancelled until further notice and this will be continually reviewed as the situation develops;

•Arrangements to accept delivery of additional spare parts and critical supplies are made where possible in supply chains;

•Planned engine overhaul and routine maintenance services have been cancelled where possible, and arrangements for remote servicing of equipment are being made wherever possible;

•Non-critical boardings are being cancelled, current visits are limited to vettings inspectors, pilots and port officials, where allowed, and procedures have been implemented on board to limit the risk of human-to-human transmission from visiting personnel;

•Global offices were closed in advance of government-mandated lockdown dates to minimize the opportunity for human-to-human transmission, IT systems and network capacity have proven to be robust, and no interruption to business support functions and no implications to financial reporting systems or internal controls over financial reporting have been identified; and

•Flexible working arrangements have been made for those with children, non-critical projects have been postponed and various governmental support schemes and grants are being explored.

In addition prolonged periods of low utilization and hire rates arising as a result of the COVID-19 outbreak could also result in the recognition of impairment charges on our vessels if future cash flow estimates, based upon information available at the time, indicate that the carrying value of these vessels may not be recoverable. Such impairment charges may cause lenders to accelerate loan payments under our financing agreements.

•Our results may be affected by tax exposure. Tax accounting and reporting judgments that we make may not be entirely free from doubt. It is possible that applicable tax authorities will disagree with our positions, possibly resulting in additional taxes being owed in future years. We are also subject to changes in regulatory requirements. For instance, tax authorities issuing tax assessments for property tax on the basis of new legislation introduced that specifically list FSRUs as being treated as objects liable to land & buildings tax, when it previously did not. More information on certain tax exposures that may affect our future results is included within note 26 “Other Commitments and Contingencies” in our consolidated financial statements.
•The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2019, 2018 and 2017, we had 45, 134 and 123 off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially.
•We intend to increase the size of our fleet by making other acquisitions. Our growth strategy focuses on expanding our fleet through the acquisition of FSRUs, LNG carriers and FLNGs under long-term time charters from Golar or third parties. We may need to issue additional equity or incur additional indebtedness to fund additional vessels that we purchase.
•Our vessels' net book value may be impaired. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our long-lived assets' carrying amounts, we make assumptions regarding estimated future cash flows, such as the vessels' economic useful life and estimates in respect of residual or scrap value. If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.
•We may enter into different financing arrangements. Our financing arrangements currently in place may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing arrangements. For descriptions of our current financing arrangements, please read “—B. Liquidity and Capital Resources—Borrowing Activities.”
•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as we have no existing derivative instruments held for hedging. These changes may fluctuate significantly as interest rates fluctuate. Please read note 24 “Financial Instruments” in our Consolidated Financial Statements.
•Our results may be affected by fluctuations in our vessel operating costs. Factors such as shortage of qualified and experienced seafaring crew and pressure on raw material prices could increase our operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational cost may occur. In addition, the Golar Spirit has been in lay-up since August 2017 and the Golar Mazo will be placed into lay-up shortly. We receive no revenues for vessels while they are in lay-up or being converted, but we benefit from lower vessel operating costs, principally from reduced crew on board, and minimal maintenance requirements and voyage costs.

•Our investment in Hilli LLC may not result in anticipated profitability or generate cash flow sufficient to justify our investment. The Hilli is the world’s first converted FLNG vessel. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks.  Accordingly, the operations of the Hilli are subject to risks that could negatively impact affect our earnings and financial condition. In addition, we provided the Partnership Guarantee and the LOC Guarantee in connection with the Hilli Acquisition. We could be liable under these guarantees if Hilli Corp fails to service its debt or comply with its debt covenants under the Hilli Facility or fails to perform under the LTA. This could also impact our ability to obtain future credit.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Total Operating Revenues. Total operating revenues mainly pertains to lease payments under time charters where we act as lessor in operating lease arrangements, fees for repositioning vessels as well as the reimbursement of certain vessel operating costs such as drydocking costs and taxes in relation to these leasing arrangements. We record fixed revenues generated from time charters, which we classify as operating leases, on a straight line basis over the term of the charter as the service is provided. Any variable payments relating to the lease arrangements are recognized as incurred in the relevant period. We do not recognize revenue during days when the vessel is off-hire unless the agreement makes a specific exception.

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

Time Charter Equivalent Earnings. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For our time charters, this is calculated by dividing the sum of (a) total operating revenue and (b) amount invoiced under sales-type lease, less voyage and commission expenses, by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, is included in the calculation of TCE. For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. TCE is a non-GAAP financial measure. See “Item 3. Key Financial Information—A. Selected Financial Data—Non-GAAP Financial Measure” for a reconciliation of TCE to total operating revenues (TCE’s most directly comparable financial measure in accordance with GAAP).

Vessel Operating Expenses. Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of commercial and technical management services.

Adjusted EBITDA. Modification of the FSRU Golar Freeze charter agreement on May 15, 2019, led to a reassessment of the contract under lease accounting rules. This modification resulted in the contract changing from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). This accounting change resulted in the recognition of the capital hire revenue as “Interest Income” based on a rate implicit in the contract while service revenue is recognized straight line over the life of the contract. In order to compare the performance of the Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze Charter based on Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under sales-type lease in the period).

Adjusted EBITDA is calculated by totaling the sum of each segment's operating revenues and amounts invoiced under sales-type lease, less: vessel operating expenses, voyage and commission expenses and administrative expenses. The FLNG segment reflects our effective share of revenue and expenses attributable to our 50% ownership of the Hilli Common Units that was acquired in July 2018. Adjusted EBITDA is a financial measure used by management and investors to assess the Partnership’s total financial and operating performance. Management believes that Adjusted EBITDA assists management and investors by increasing comparability of its total performance from period to period and against the performance of other companies.

 Depreciation and Amortization. Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is related to the number of vessels we own or operate for contractual future leasing. We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our finance lease assets over their estimated economic useful lives, on a straight-line basis.

We amortize our drydocking costs generally over five years based on each vessel’s next anticipated drydocking.  Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Also, we amortize our intangible assets, which pertain to customer related and contract-based assets representing primarily long-term time charter party agreements acquired in connection with the acquisition of certain subsidiaries from Golar, over the term of the time charter party agreement.

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

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowing and may significantly increase when we acquire or lease vessels. In addition, by virtue of sale and leaseback transactions we have or may enter into with lessor VIEs, where we are deemed to be the primary beneficiary. We are required to consolidate the VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail, refer to note 5 "Variable Interest Entities" to our Consolidated Financial Statements. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits. Interest income also includes interest income in relation to our sales-type lease for which we are the lessor.

(Losses)/gains on Derivative Instruments. (Losses)/gains on derivative instruments include market valuation adjustments for interest rate swap derivatives, realized interest income/(expense) on interest rate swaps and market valuation adjustments on Earn-Out Units. The market valuation adjustment for our interest rate and foreign currency derivatives may have a significant impact on our results of operations and financial position although it does not materially impact our short-term liquidity unless we terminate these swaps before their maturity.

Other Financial Items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, foreign exchange gains/losses and other realized gains/(losses) on our financial instruments.  Foreign exchange gains or losses arise due to the retranslation of our finance lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our finance lease obligations.

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

Equity in net earnings of affiliate. Our affiliate represents our 50% interest in the Hilli Common Units which is accounted for by the equity method of accounting. The excess of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investment in affiliate". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the consolidated statements of operations as part of the equity method of accounting. Under the equity method of accounting, we recognize gains and losses in the income statement as equity in net earnings or losses of affiliate based on the economic results allocated based on a contractual agreement, net of interest, tax and basis difference amortization.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. Insurance costs have historically seen periods of high cost inflation, although not within the last 12 months. It is anticipated that insurance costs may continue to rise in the future. LNG transportation is a business that requires specialist skills that take some time to acquire and the number of vessels is increasing. Similarly, historically, there have been periods of increased demand for qualified crew, which has and may in future put inflationary pressure on crew costs. Only vessels on full cost pass-through charters would be fully protected from crew cost increases. The impact of these increases will be mitigated to some extent by the following provisions in our existing charters:

•The Methane Princess’s and the Golar Eskimo’s charters provide that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by a fixed percentage per annum (except for insurance in the case of the Methane Princess, which is covered at cost).
•Under the OSA for the Golar Winter, the charter hire rates are payable in Brazilian Reais. The charter hire rates payable under the OSA covers all vessel operating expenses, other than drydocking and insurance. The charter hire rate payable under the OSA was established between the parties at the time the charter was entered into and will be increased based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.
•The NR Satu time charter provides for an annual adjustment to the operating expense component of the charter hire rate as necessary to take into account cost movements.

A.            Operating Results

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

The following details the Adjusted EBITDA information for our reportable segments; FSRUs, LNG carriers and FLNG for the years ended December 31, 2019 and 2018.

	December 31, 2019					December 31, 2018
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$240,695	$58,957	$104,073	$(104,073)	$299,652	$294,889	$51,761	49,754	(49,754)	$346,650
Vessel operating expenses	(40,978)	(19,980)	(23,042)	23,042	(60,958)	(42,736)	(22,511)	(9,834)	9,834	(65,247)
Voyage and commission expenses	(4,467)	(3,181)	(230)	230	(7,648)	(7,138)	(4,084)	(434)	434	(11,222)
Administrative expenses(2)	(8,090)	(5,322)	(1,093)	1,093	(13,412)	(9,384)	(5,425)	(1,306)	1,306	(14,809)
Amount invoiced under sales-type lease	11,500	—	—	(11,500)	—	—	—	—	—	—
Adjusted EBITDA	198,660	30,474	79,708	(91,208)	217,634	235,631	19,741	38,180	(38,180)	255,372
(1) Eliminations reverse the effective share of revenues, expenses, and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units, as well as the amount invoiced under sales-type lease on the Golar Freeze.
(2) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for the FLNG segment relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units. See the discussion under “—Other Operating Results” below.

FSRU Segment

The following table sets forth the operating results of our FSRU segment for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$240,695	$294,889	$(54,194)	(18)%
Vessel operating expenses	(40,978)	(42,736)	1,758	(4)%
Voyage and commission expenses	(4,467)	(7,138)	2,671	(37)%
Administrative expenses	(8,090)	(9,384)	1,294	(14)%
Amount invoiced under sales-type lease	11,500	—	11,500	100%
FSRU Adjusted EBITDA	$198,660	$235,631	$(36,971)	(16)%

Other Financial Data:
Average daily TCE(1)	$139,173	$171,689	$(32,516)	(19)%
(1) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $54.2 million to $240.7 million for the year ended December 31, 2019 compared to $294.9 million in 2018. This was primarily due to:

• a $46.5 million reduction in revenue from the Golar Freeze mainly as a result of (i) recognition of all remaining revenue on her previous charter which had an original expiration date of April 2019, during the year ended December 31, 2018, as the vessel was no longer available under the previous charter; (ii) reduced daily hire rate from the current charter for the year ended December 31, 2019 compared to the previous charter hire rate for the year ended December 31, 2018; and (iii) the impact of the Golar Freeze Charter being modified to a sales-type lease on May 15, 2019. Subsequently, all income from the Golar Freeze Finance Lease is recognized as interest income rather than revenue; and
•a $7.7 million reduction in revenue from the Golar Igloo due to (i) a reduced daily hire rate during the year ended December 31, 2019 compared to 2018 and (ii) the vessel being offhire during December 2019, as her charter ended in November 2019.

The decrease was slightly offset by a $1.3 million increase in revenue from the Golar Winter as a result of increased daily hire rate for the year ended December 31, 2019 compared to 2018.

Vessel operating expenses: The decrease of $1.8 million in vessel operating expenses to $41.0 million for the year ended December 31, 2019 as compared to $42.7 million in 2018 was primarily due to a $2.4 million decrease in repair and maintenance costs incurred by the Golar Eskimo, Golar Igloo and NR Satu during the year ended December 31, 2019. The decrease was partially offset by a $0.8 million increase in vessel operating expenses for the Golar Freeze during the year ended December 31, 2019, due to higher repair and maintenance cost and increased operational costs incurred pursuant to her charter in Jamaica, compared to her previous charter in Dubai.
Voyage and commission expenses: Voyage and commission expenses decreased by $2.7 million to $4.5 million for the year ended December 31, 2019 compared to $7.1 million in 2018, mainly due to Golar Freeze incurring lower bunker costs in the year ended December 31, 2019 compared to 2018 when she incurred bunker cost sailing to the yard for her scheduled drydock.

Amount invoiced under sales-type lease: This represents the actual invoiced amounts on the Golar Freeze Finance Lease. As the income generated from the Golar Freeze Finance Lease is not reflected in our total operating revenues, we have included the amounts invoiced under the lease in arriving at our FSRU Adjusted EBITDA for the year ended December 31, 2019 to enable comparability with the rest of our FSRU segment's charters.

FSRU Adjusted EBITDA: The FSRU Adjusted EBITDA decreased by $37.0 million to $198.7 million for the year ended December 31, 2019 compared to $235.6 million in 2018. This was primarily due to the reduced revenues from the Golar Freeze and the Golar Igloo charters for the year ended December 31, 2019, which were partially offset by the decrease in vessel operating expenses and voyage and commission expenses.

Average daily TCE(1): The average daily TCE for the year ended December 31, 2019 decreased by $32,516 to $139,173 compared to $171,689 in 2018, mainly due to a reduction in total operating revenue from the Golar Freeze and the Golar Igloo charters. This was combined with the impact of decreased number of scheduled off-hire days as the Golar Freeze was onhire for a longer period of time in the year ended December 31, 2019 compared to 2018 as a result of her scheduled drydocking in 2018.

LNG Carrier Segment

The following table sets forth the operating results of our LNG carrier segment for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$58,957	$51,761	$7,196	14%
Vessel operating expenses	(19,980)	(22,511)	2,531	(11)%
Voyage and commission expenses	(3,181)	(4,084)	903	(22)%
Administrative expenses	(5,322)	(5,425)	103	(2)%
LNG carrier Adjusted EBITDA	$30,474	$19,741	$10,733	54%

Other Financial Data:
Average daily TCE(1)	$38,360	$33,575	$4,785	14%
(1) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Operating revenues: Total operating revenues increased by $7.2 million to $59.0 million for the year ended December 31, 2019 compared to $51.8 million in 2018. This was primarily due to an increase in hire rates for the Golar Grand and Golar Maria for the year ended December 31, 2019, compared to the previous hire rates for 2018. In addition, the Golar Maria and Methane Princess were on-hire for longer periods in the year ended December 31, 2019 compared to 2018 as Golar

Maria had shorter charters in the year ended December 31, 2018, and Methane Princess underwent her scheduled drydocking in the year ended December 31, 2018.

Vessel operating expenses: The decrease of $2.5 million in vessel operating expenses to $20.0 million for the year ended December 31, 2019, as compared to $22.5 million in 2018, was primarily due to a decrease in operating cost for the Methane Princess as she incurred higher repair and maintenance costs during her scheduled drydocking in the year ended December 31, 2018.

Voyage and commission expenses: Voyage and commission expenses decreased by $0.9 million to $3.2 million for the year ended December 31, 2019 compared to $4.1 million in 2018, primarily due to:

•a $1.3 million decrease in voyage expenses for the Golar Maria due to incremental positioning and bunker cost incurred for the year ended December 31, 2018, which were subsequently recouped from the charterer following her entry into spot charters. There were no comparable costs for the year ended December 31, 2019; and

•a $0.5 million decrease in voyage expenses for the Methane Princess due to bunker cost incurred when she sailed from the shipyard where she carried out her scheduled drydocking in the year ended December 31, 2018. There was no comparable costs for the year ended December 31, 2019.

This was partially offset by a $0.8 million increase in voyage expenses for the Golar Mazo during the year ended December 31, 2019, due to incremental positioning and bunker costs incurred for the year ended December 31, 2019, which was subsequently recouped from the charterer.

LNG carrier Adjusted EBITDA: The LNG carrier Adjusted EBITDA increased by $10.7 million to $30.5 million for the year ended December 31, 2019 compared to $19.7 million in 2018. This was primarily due to the increased revenue for the Methane Princess, Golar Grand and Golar Maria, combined with a decrease in vessel operating cost for the Methane Princess for the year ended December 31, 2019.

Average daily TCE(1): The average daily TCE for the year ended December 31, 2019 increased by $4,785 to $38,360 compared to $33,575 in 2018. This was primarily due to the increased revenue for the Methane Princess, Golar Grand and Golar Maria, combined with a decrease in voyage and commission expenses for the Golar Maria and Methane Princess for the year ended December 31, 2019.

FLNG Segment

We carry out our FLNG business through our ownership of 50% of the Hilli Common Units effective from July 2018. Although we account for our investment as an equity method investment, which is presented in “Equity in net earnings of affiliate” within our statements of operations, we report our segment on a gross basis showing our proportionate share of the underlying business activities.

The following table sets forth the operating results of our FLNG Segment for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	Change	% Change
Statement of Operations Data:	(dollars in thousands)
Total operating revenues	$104,073	$49,754	$54,319	109%
Vessel operating expenses	(23,042)	(9,834)	(13,208)	134%
Voyage and commission expenses	(230)	(434)	204	(47)%
Administrative expenses	(1,093)	(1,306)	213	(16)%
FLNG Adjusted EBITDA	$79,708	$38,180	$41,528	109%

FLNG Adjusted EBITDA: Our effective share of the FLNG Adjusted EBITDA for the year ended December 31, 2019 increased by $41.5 million to $79.7 million compared to $38.2 million in 2018, due to the Hilli being in operation for the entire year ended December 31, 2019 compared to 172 days in the year ended December 31, 2018.

Other operating results

The following details our unallocated consolidated results for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change	% Change
	(dollars in thousands)
Other non-operating income	$4,795	$449	$4,346	968%
Depreciation and amortization	(83,239)	(98,812)	15,573	(16)%
Administrative expenses	(13,412)	(14,809)	1,397	(9)%
Interest income	13,278	8,950	4,328	48%
Interest expense	(79,791)	(80,650)	859	(1)%
(Losses)/gains on derivative instruments	(38,796)	8,106	(46,902)	(579)%
Other financial items, net	675	(592)	1,267	(214)%
Taxes	(17,962)	(17,465)	(497)	3%
Non-controlling interest	(3,329)	(3,358)	29	(1)%

Other non-operating income: Other non-operating income increased by $4.3 million to $4.8 million for the year ended December 31, 2019 compared to $0.5 million in 2018. This was primarily due to the gain recognized upon the Golar Freeze charter modification from an operating lease to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value, the recognition of net investment in leased vessel, and a gain on disposal of $4.2 million.

Depreciation and amortization: Depreciation and amortization decreased by $15.6 million to $83.2 million for the year ended December 31, 2019 compared to $98.8 million in 2018. This was primarily due to:

•an $11.6 million reduction in the depreciation and amortization of the Golar Freeze following extension of her useful economic life to reflect the vessel being utilized for the new 15-year charter, combined with depreciation and amortization ceasing following the derecognition of the vessel from balance sheet line item "Vessels and equipment, net" on May 15, 2019;

•a $2.9 million decrease in the amortization of the intangible asset acquired in connection with the acquisition of the Golar Igloo to align the intangible asset's useful economic life with the amended lease term following exercise of the extension option; and

•a $0.7 million decrease in the drydock amortization of Golar Spirit as her drydock cost was fully amortized within the first quarter of 2018. No such comparable cost was incurred during the year ended December 31, 2019.
Administrative expenses: Administrative expenses decreased by $1.4 million to $13.4 million for the year ended December 31, 2019 compared to $14.8 million in 2018. We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the years ended December 31, 2019 and 2018, we incurred charges of $9.6 million and $9.8 million, respectively. The remaining balance of administrative expenses amounting to $3.8 million and $5.0 million for the years ended December 31, 2019 and 2018, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $4.3 million to $13.3 million for the year ended December 31, 2019, compared to $9.0 million in 2018. This was primarily due to $9.5 million interest income recognized in relation to the Golar Freeze Finance Lease for the year ended December 31, 2019. There was no such interest income for the year ended December 31, 2018. This increase was offset by $4.8 million interest income earned during the year ended December 31, 2018 on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the purchase agreement for the Hilli Acquisition. No such interest income was recorded in the year ended December 31, 2019.

Interest expense: Interest expense decreased by $0.9 million to $79.8 million for the year ended December 31, 2019, compared to $80.7 million in 2018. In addition to reduced interest costs due to lower LIBOR rates, the decrease in interest expense was primarily due to:

•a $1.5 million decrease in interest expense and amortization of deferred financing costs as a result of our refinancing of the NR Satu debt facility in early 2018;

•a $1.7 million decrease in amortization of deferred financing costs for the Golar Eskimo, which was fully amortized in 2018; and

•a $0.4 million decrease in interest expense arising on the loan facility of our consolidated Eskimo VIE.

This was offset by:

•a $1.8 million of incremental interest on our $800 million credit facility as a result of the additional balance drawn under the revolving credit facility; and

•a $1.2 million of incremental interest on our Norwegian Bonds during the year ended December 31, 2019.

(Losses)/gains on derivative instruments: (Losses)/gains on derivative instruments, reflects a loss of $38.8 million and a gain of $8.1 million for the years ended December 31, 2019 and 2018, respectively, as set forth in the table below:

	Year ended December 31,
	2019	2018	$ Change	% Change
	(dollars in thousands)
Mark-to-market losses for interest rate swaps	$(43,746)	$(1,455)	$(42,291)	2,907%
Net interest income on un-designated interest rate swaps	4,950	2,161	2,789	129%
Net unrealized and realized (losses)/gains on interest rate swaps	(38,796)	706	(39,502)	(5,595)%
Mark-to-market gains on Earn-Out Units	—	7,400	(7,400)	(100)%
Total	$(38,796)	$8,106	$(46,902)	(579)%

Net unrealized and realized (losses)/gains on interest rate swaps: Net unrealized and realized (losses)/gains on interest rate swaps resulted in a net loss of $38.8 million for the year ended December 31, 2019, compared to a net gain of $0.7 million in 2018 due to decrease in long-term swap interest rates in 2019 which has resulted in a loss on the mark-to-market valuation of our interest rate swaps.

Mark-to-market gains on Earn-Out Units: We recognized a mark-to-market gain of $7.4 million for the year ended December 31, 2018. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units were not issued. There is no comparable movement for the year ended December 31, 2019.

Other financial items, net: Other financial items reflect a gain of $0.7 million and a loss of $0.6 million for the years ended December 31, 2019 and 2018, respectively, as set forth in the table below:

	Year ended December 31,
	2019	2018	Change	% Change
	(dollars in thousands)
Foreign exchange (losses)/gains on finance lease obligations and related restricted cash	$(941)	$1,105	$(2,046)	(185)%
Amortization of Partnership guarantee	2,065	503	1,562	311%
Financing arrangement fees and other costs	(531)	(1,363)	832	(61)%
Foreign exchange gains/(losses) on operations	82	(837)	919	(110)%
	$675	$(592)	$1,267	(214)%

Foreign exchange (losses)/gains on finance lease obligations and related restricted cash: Represents foreign currency differences arising on retranslation of foreign currency balances including foreign currency movements on the Methane Princess lease which is denominated in Pound Sterling.

Amortization of Partnership Guarantee: Represents the amortization for the year ended December 31, 2019 of the fair value of the Partnership Guarantee provided in connection with the Hilli Acquisition. See Note 25 “Related Party Transactions” to our Consolidated Financial Statements included herein.

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

        The following details the Adjusted EBITDA information for our reportable segments; FSRUs, LNG carriers and FLNG for the years ended December 31, 2018 and 2017.

	December 31, 2018					December 31, 2017
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$294,889	$51,761	$49,754	$(49,754)	$346,650	$316,599	$116,503	—	—	$433,102
Vessel operating expenses	(42,736)	(22,511)	(9,834)	9,834	(65,247)	(47,960)	(20,318)	—	—	(68,278)
Voyage and commission expenses	(7,138)	(4,084)	(434)	434	(11,222)	(8,375)	(1,319)	—	—	(9,694)
Administrative expenses(2)	(9,384)	(5,425)	(1,306)	1,306	(14,809)	(10,029)	(5,181)	—	—	(15,210)
Adjusted EBITDA	$235,631	$19,741	$38,180	$(38,180)	$255,372	$250,235	$89,685	—	—	$339,920
(1) Eliminations reverse the effective share of revenues, expenses, and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units.
(2) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for the FLNG segment relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units. See the discussion under “—Other Operating Results” below.

FSRU Segment

        The following table sets forth the operating results of our FSRU segment for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$294,889	$316,599	$(21,710)	(7)%
Vessel operating expenses	(42,736)	(47,960)	5,224	(11)%
Voyage and commission expenses	(7,138)	(8,375)	1,237	(15)%
Administrative expenses	(9,384)	(10,029)	645	(6)%
FSRU Adjusted EBITDA	235,631	250,235	(14,604)	(6)%

Other Financial Data:
Average daily TCE(1)	$171,689	$159,950	$11,739	7%
(1) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

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

This was partially offset by:

• a $12.1 million increase due to recognition of all of Golar Freeze's revenue until the end of her previous charter in the year ended December 31, 2018. In July 2018, Golar Freeze was nominated to service the Golar Freeze Charter and subsequently underwent drydocking to satisfy certain technical specifications of the charter.

Accordingly, we recognized all of the revenue due to be paid under the previous Golar Freeze charter which had an original expiration date of April 2019 as the vessel was no longer available; and
•a $13.0 million increase in revenue from the Golar Winter in the year ended December 31, 2018 following her scheduled drydocking in 2017.

        Vessel operating expenses: The decrease of $5.2 million in vessel operating expenses to $42.7 million for the year ended December 31, 2018 as compared to $48.0 million in 2017 was principally due to:

•a $4.1 million decrease in repairs and maintenance costs for the NR Satu during the year ended December 31, 2018 following her scheduled maintenance in 2017; and
•a $3.8 million reduction in the operating costs associated with the Golar Spirit due to the vessel being placed in lay-up in August 2017 following the termination of her charter.
        This was partially offset by a $2.7 million increase in the Golar Freeze repairs and maintenance cost during her scheduled drydocking in July 2018.

        Voyage and commission expenses: Voyage and commission expenses decreased by $1.2 million to $7.1 million for the year ended December 31, 2018 compared to $8.4 million in 2017, mainly due to higher bunker costs incurred in connection with the Golar Spirit being placed in lay-up in August 2017 and the Golar Winter's scheduled drydocking in September 2017. This was partially offset by bunker and positioning costs incurred by the Golar Freeze in preparation for her new charter in 2019.

        FSRU Adjusted EBITDA: The FSRU Adjusted EBITDA decreased by $14.6 million to $235.6 million for the year ended December 31, 2018 compared to $250.2 million in 2017. This was primarily due to the Golar Spirit being in lay-up following the early termination of her time charter in 2017, resulting in lower total operating revenue, vessel operating expenses and voyage and commission expenses for the year ended December 31, 2018.

        Average daily TCE(1): The average daily TCE for the year ended December 31, 2018 increased by $11,739 to $171,689 compared to $159,950 for 2017 mainly due to a reduction in calendar days less scheduled off-hire days in the year ended December 31, 2018 as the Golar Spirit has been in lay-up since August 2017. The decrease in revenues from the Golar Spirit does not affect the average daily TCE in 2018 as the days when vessels are in lay-up are also considered scheduled off-hire days.

LNG Carrier Segment

        The following table sets forth the operating results of our LNG carrier Segment for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$51,761	$116,503	$(64,742)	(56)%
Vessel operating expenses	(22,511)	(20,318)	(2,193)	11%
Voyage and commission expenses	(4,084)	(1,319)	(2,765)	210%
Administrative expenses	(5,425)	(5,181)	(244)	5%
LNG carrier Adjusted EBITDA	$19,741	$89,685	$(69,944)	(78)%

Other Financial Data:
Average daily TCE(1)	$33,575	$80,268	$(46,693)	(58)%
(1) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Operating revenues: Total operating revenues decreased by $64.7 million to $51.8 million for the year ended December 31, 2018 compared to $116.5 million in 2017. This was primarily due to:

•a $31.5 million reduction in revenue from the Golar Mazo as a result of the expiration of her charter in December 2017;

•a $29.2 million reduction in revenue from the Golar Grand and the Golar Maria following the expiration of the charter back to Golar and her charter, respectively, in November 2017. The hire rates under the Golar Grand's and the Golar Maria's time charters with the new charterers are lower than the previous hire rates; and

•a $4.0 million reduction in revenue from the Methane Princess resulting from her scheduled drydocking in 2018.

        Vessel operating expenses: The increase of $2.2 million in vessel operating expenses to $22.5 million for the year ended December 31, 2018, as compared to $20.3 million in 2017, was principally due to a $4.7 million increase in repair and maintenance costs in respect of the Golar Maria and Methane Princess in 2018.

        This was partially offset by a reduction of:

•$1.3 million in operating costs for the Golar Mazo in 2018 following the expiration of her charter in December 2017; and

•$1.2 million in operating costs for the Golar Grand in 2018 as she was taken out of lay-up and completed her drydock in 2017.

        Voyage and commission expenses: Voyage and commission expenses increased by $2.8 million to $4.1 million for the year ended December 31, 2018 compared to $1.3 million in 2017, primarily due to incremental positioning and bunker costs incurred by the Golar Mazo and Golar Maria for the year ended December 31, 2018 following the expiration of their long term charters in December 2017 and November 2017, respectively.

        LNG carrier Adjusted EBITDA: The LNG carrier Adjusted EBITDA decreased by $69.9 million to $19.7 million for the year ended December 31, 2018 compared to $89.7 million in 2017. This was primarily due to the reduction in revenue and higher positioning and bunker costs from the Golar Mazo and Golar Maria for the year ended December 31, 2018 following the expiration of their charters in 2017.

        Average daily TCE(1): The average daily TCE for the year ended December 31, 2018 decreased by $46,693 to $33,575 compared to $80,268 for the year ended December 31, 2017. This was due to (i) the Golar Mazo and Golar Maria being offhire following the expiration of their charters in December 2017 and November 2017, respectively; and (ii) lower hire rates for the Golar Grand following the expiration of the charter back arrangement with Golar in November 2017.

FLNG Segment

        The following table sets forth the operating results of our FLNG Segment for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	Change	% Change
Statement of Operations Data:	(dollars in thousands)
Total operating revenues	$49,754	$—	49,754	100%
Vessel operating expenses	(9,834)	—	(9,834)	100%
Voyage and commission expenses	(434)	—	(434)	100%
Administrative expenses	(1,306)	—	(1,306)	100%
FLNG Adjusted EBITDA	38,180	—	38,180	100%

        FLNG Adjusted EBITDA: This refers to our effective share of the FLNG Adjusted EBITDA subsequent to the close of the Hilli Acquisition. There was no comparable amount in the year ended December 31, 2017.

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
        Administrative expenses: Administrative expenses decreased by $0.4 million to $14.8 million for the year ended December 31, 2018 compared to $15.2 million in 2017. Under the Management and Administrative Services Agreement with Golar Management, for the years ended December 31, 2018 and 2017, we incurred charges of $9.8 million and $7.8 million, respectively. The remaining balance of administrative expenses amounting to $5.0 million and $7.4 million for the years ended December 31, 2018 and 2017, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

        Interest income: Interest income increased by $1.1 million to $9.0 million for the year ended December 31, 2018, compared to $7.8 million in 2017. This was principally due to the $2.4 million interest income earned on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70.0 million deposit paid upon execution of the Hilli Purchase Agreement, for which we earn interest at 5% per annum, from August and October 2017, respectively. Both amounts were applied to the purchase price for the Hilli Acquisition in July 2018. This was partially offset by lower interest income earned on our free cash balance in 2018.

        Interest expense: Interest expense increased by $5.2 million to $80.7 million for the year ended December 31, 2018, compared to $75.4 million in 2017. This was principally due to:

•$2.0 million in additional interest due to a full year of interest expense arising on our $250 million of senior unsecured non-amortizing 2017 Norwegian Bonds, issued in February 2017;

•$2.1 million incremental interest on the $800 million facility, due to higher LIBOR and additional interest as a result of the balance drawn under the revolving facility during 2018; and

•$0.7 million incremental interest and amortization of deferred financing costs as a result of refinancing of the NR Satu facility in early 2018.

        Gains on derivative instruments: Gains on derivative instruments reflects a gain of $8.1 million and $7.8 million for the years ended December 31, 2018 and 2017, respectively, as set forth in the table below:

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

        Net unrealized and realized gains on interest rate swaps: Net unrealized and realized gains on interest rate swaps resulted in a net gain of $0.7 million for the year ended December 31, 2018, compared to a net gain of $4.5 million in 2017 due to decrease in long-term swap interest rates in 2018 which has resulted in losses on the mark-to-market valuation of our interest rate swaps.

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

        Other financial items, net: Other financial items reflect a loss of $0.6 million and $15.4 million for the years ended December 31, 2018 and 2017, respectively, as set forth in the table below:

	Year Ended December 31,
	2018	2017	Change	% Change
	(dollars in thousands)
Losses on repurchase of 2012 High-Yield Bonds	$—	$(7,876)	$7,876	100%
Foreign exchange losses on 2012 High-Yield Bonds	—	(3,103)	3,103	100%
Premium paid on repurchase of 2012 High-Yield Bonds	—	(2,820)	2,820	100%
Other items	(592)	(1,564)	972	(62)%
Other financial items, net	$(592)	$(15,363)	$14,771	(96)%

        Losses on repurchase of 2012 High-Yield Bonds: In the year ended December 31, 2017, as a consequence of the cessation of hedge accounting for the related cross currency interest rate swap (entered into as a hedge against our NOK denominated 2012 High-Yield Bonds), we reclassified $5.0 million of accumulated mark-to-market losses previously recorded within accumulated other comprehensive income to the statement of operations. We also recognized foreign exchange losses of $2.9 million arising from the repurchase of our 2012 High-Yield Bonds. There is no comparable cost for the year ended December 31, 2018.

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

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We use derivative instruments for interest rate and currency risk management purposes only.

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, current restricted cash and short-term deposits, receipts from our charters and short-term loans from Golar. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements due to the fact that fuel costs are generally paid for by the charterer under time charters.

As of December 31, 2019, our cash and cash equivalents, including restricted cash, were $229.9 million. Our total restricted cash balances (excluding $19.7 million in performance and bid bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain financial obligations (including loans, finance leases and derivatives) which would otherwise be paid out of our unrestricted cash balances. Since December 31, 2019, significant transactions impacting our cash flows include:

•payment of a cash distribution of $0.4042 per unit ($28.6 million in the aggregate) to all common and general partner unitholders with respect to the quarter ended December 31, 2019 in February 2020;

•payment of a cash distribution of $0.546875 per Series A Preferred Unit ($3.0 million in the aggregate) for the period from November 15, 2019 through February 14, 2020, in February 2020;

•payment of $31.7 million of scheduled debt principal and interest repayments;

•payment of additional $11.8 million in collateral related to our interest rate swaps; and

•receipt of $25.0 million loan from Golar in February 2020. We repaid the loan in full, including interest.

Other cash requirements

On April 1, 2020, we announced the initiation of a process to seek bondholder approval for an extension of the maturity date by 18 months, subject to certain terms and conditions, for our 2015 Norwegian Bonds and our 2017 Norwegian Bonds . We intend to use the 18 month extension period to arrange a long-term refinancing of the 2015 Norwegian Bonds and the 2017 Norwegian Bonds, which has not been possible in light of the current turmoil in the Nordic and international capital markets due in part to the adverse conditions caused by COVID-19.

We have scheduled a bondholder meeting on May 5, 2020 to approve the proposed amendments to the 2015 Norwegian Bonds and the 2017 Norwegian Bonds (the “Norwegian Bond Amendments”). In return for the 18 month extension, we will pay an amendment fee of 0.5% of the par value of all of the 2015 Norwegian Bonds and 2017 Norwegian Bonds. For more information, see “Item 5—Operating and Financial Review and Prospects—Significant Developments in 2019 and Early 2020”

Together with proceeds from our financing activities, as may be permitted under our current financing arrangements and the Norwegian Bond Amendments, and cash to be generated from our operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest, make scheduled loan repayments and make cash distributions. Accordingly, we believe our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include funding the acquisition of new vessels, maintenance capital expenditures, the repayment of long-term debt including our $800 million credit facility, which is due to mature in April 2021, and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees. Management is currently exploring various options to obtain the necessary funds to refinance the maturing credit facility. We have a track record of successfully refinancing our debt requirements and given the strong fundamentals of the underlying assets (contracted cash flows and existing leverage ratios), we believe that it is probable that we will obtain the necessary funding to meet our payment obligations under the maturing $800 million credit facility in April 2021.

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

Estimated Maintenance and Replacement Capital Expenditures

Our operating agreements require us to distribute our available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. The capital expenditures we are required to make to maintain our fleet are substantial. As of December 31, 2019, our annual estimated maintenance and replacement capital expenditures are $62.9 million, which is comprised of $16.4 million for drydock maintenance and $46.5 million, including financing costs, for replacing our existing vessels at the end of their useful lives and estimated capital expenditure relating to our share of our equity accounted affiliate.

The estimate for future vessel replacement is based on assumptions regarding the remaining useful life of our vessels, a net investment rate applied on reserves, replacement values of our vessels based on current market conditions and the residual value of our vessels. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, time charter daily rates and the availability and cost of financing at the time of replacement. Our operating agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2019	2018	2017
Net cash provided by operating activities	$152,707	$137,166	$270,430
Net cash used in investing activities	(6,312)	(19,632)	(70,426)
Net cash used in financing activities	(189,288)	(272,211)	(8,729)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(39,170)	(160,795)	201,762
Cash, cash equivalents and restricted cash at beginning of year	269,092	429,887	228,125
Cash, cash equivalents and restricted cash at end of year	229,922	269,092	429,887

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $15.5 million to $152.7 million for the year ended December 31, 2019, compared to $137.2 million in 2018. This was primarily due to:

•a decrease in drydocking expenditure of $15.1 million due to lower cost from scheduled drydocking of the Golar Eskimo and Golar Igloo in the year ended December 31, 2019 compared to the drydocking expenditure of the Golar Freeze and Methane Princess in 2018; and
•a $1.1 million increase in dividends received from Hilli LLC in the year ended December 31, 2019 compared to 2018, in respect of our Hilli Common Units.
This was partially offset by a general increase in working capital for the year ended December 31, 2019, compared to 2018.

Net cash provided by operating activities decreased by $133.3 million to $137.2 million for the year ended December 31, 2018, compared to $270.4 million in 2017. This was primarily due to:

•a significant decrease in revenue from charterers following the expiration of a number of long-term charters and lower charter hire rates in 2018;
•an increase in drydocking expenditure of $4.9 million due to higher cost for the scheduled drydocking of the Golar Freeze and Methane Princess in 2018, compared with the drydocking of the Golar Grand, Golar Mazo and Golar Winter in 2017; and
•a general increase in working capital for the year ended December 31, 2018, compared to 2017.

Net Cash Used in Investing Activities

Net cash used in investing activities of $6.3 million for the year ended December 31, 2019 was due to:

•$10.3 million of cash consideration paid in respect of the remaining net purchase price less working capital adjustments in connection with the Hilli Acquisition; and
•$10.2 million of capital expenditures for the Golar Igloo and Golar Freeze.
This was partially offset by $14.2 million of dividends received from Hilli LLC in respect of our Hilli Common Units.

Net cash used in investing activities of $19.6 million for the year ended December 31, 2018 was due to:

•$10.7 million of payments for vessel modifications for the Golar Freeze and Golar Igloo, and BWTS installation for the Methane Princess; and

•$9.7 million of cash consideration paid in connection with the Hilli Acquisition, which closed in July 2018.

Net cash used in investing activities of $70.4 million for the year ended December 31, 2017 was due to the payment of a $70.0 million deposit in connection with the Hilli Acquisition in August 2017.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity and debt offerings, and new debt and lease financings, offset by cash distributions, unit repurchase payments, and debt and lease repayments.

Net cash used in financing activities during the year ended December 31, 2019 of $189.3 million was primarily due to the following:

•payment of $126.6 million in cash distributions;

•$101.7 million of scheduled repayment of our debt, including the short term loan from Golar; and

•$1.6 million payment in connection with our common unit repurchase program.

This was partially offset by a $25.0 million borrowing under our revolving credit facility and $15.0 million from Golar.

Net cash used in financing activities during the year ended December 31, 2018 of $272.2 million was primarily due to the following:

•repayment of debt and lease obligations of $157.2 million;

•payment of cash distributions during the year of $165.3 million;

•payment of $14.0 million in connection with our common unit repurchase program; and

•payment of $1.7 million of financing costs related to the refinancing of the NR Satu Facility.

This was partially offset by total proceeds of $65.3 million from our common unit at-the-market offering program (the “Common Unit ATM Program”) and debt financings, comprising mainly of (i) $50.0 million drawdown of our long-term revolving credit facilities and (ii) net proceeds of $13.9 million raised from our Common Unit ATM Program.

Net cash used in financing activities during the year ended December 31, 2017 of $8.7 million was primarily due to the following:

•repayment of debt and lease obligations of $463.8 million. Of this amount, $234.2 million related to the redemption of our High-Yield Bonds and termination of the related cross currency interest rate swap;

•payment of cash distributions during the year of $168.1 million (of which $7.0 million was distributions to non-controlling interests); and

•financing and debt settlement costs of $5.4 million mainly in connection with issuance of the 2017 Norwegian Bonds.

This was partially offset by the receipt of aggregate proceeds of $630.0 million from our equity offerings and debt financings, comprising (i) net proceeds of $122.0 million from our public offering of common units in February 2017 and our Common Unit ATM Program; (ii) net proceeds of $133.0 million raised from our public offering of Series A Preferred Units; (iii) $250.0 million from the issuance of our 2017 Norwegian Bonds; and (iv) $125.0 million drawdown of our long-term revolving credit facilities.

Borrowing Activities

As of December 31, 2019, we had total outstanding borrowings, gross of deferred financing costs, of $1,222.9 million. Please refer to “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations”, note 21 “Debt” and note 22 “Obligation under Financial Lease” to our Consolidated Financial Statements included herein for further detailed information on our borrowings and finance lease respectively as of December 31, 2019.

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

Our loan agreements generally prohibit us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default. Please refer to note 21 “Debt” and note 25 “Related Party Transactions—Indemnifications and guarantees” to our Consolidated Financial Statements included herein for further detailed information on the financial covenants and ratios imposed under the agreements governing our credit facilities, leases and guarantees.

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

As of December 31, 2019, we were in compliance with all covenants under our existing debt and lease agreements and guarantees.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2019, we had interest rate swaps with a notional outstanding value of $1,557.8 million representing approximately 88% of total debt and finance lease obligations, including our proportionate share of the obligation under the Hilli Facility. Our swap agreements have expiration dates between 2020 and 2026 and have fixed rates of between 1.12% and 2.90%.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our vessels’ drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros, and some of our administrative costs. The currencies which impact us the most include, but are not limited to, the Euro, Norwegian Kroner, Singapore Dollars, Brazilian Reais, Indonesian Rupiah and, to a lesser extent, Pound Sterling. See "Item 11—Quantitative and Qualitative Disclosures about Market Risk" and note 24 “Financial Instruments” to our Consolidated Financial Statements included herein.

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

Drydocking and Ballast Water Treatment System

From now through to December 31, 2024, eight of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $65.1 million for drydocking of these vessels, which includes $19.1 million in respect of the Golar Spirit and the Golar Mazo in order to put them back in service from lay-up, with approximately $16.6 million in 2020, $10.0 million in 2021, $5.0 million in 2022, $23.5 million in 2023 and $10.0 million expected to be incurred in 2024. We are required to install BWTS on all our LNG carriers on their first drydocking after 2017. The additional costs of complying with these rules, relating to all our vessels are estimated to be in the range of $1.8 million and $2.1 million per vessel and will be phased in over time in connection with the renewal surveys that are required. See "Item 4 — Information on the Partnership — B. Business Overview—Ballast Water Management Convention, Clean Water Act and National Invasive Species Act".

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

Vessels and Impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. Management performs an annual impairment assessment and when such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. As of December 31, 2019, the carrying values of seven of our vessels were higher than their estimated market values (based on third party ship broker valuations). As a result, we concluded that an impairment trigger existed and so performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized for these vessels, as the projected undiscounted net cash flows were significantly higher than each vessel's carrying value. Refer to note 13 “Vessels and Equipment, Net” and note 14 "Vessel Under Finance Lease" in our Consolidated Financial Statements.

Judgments and estimates: The cash flows on which our assessment of recoverability are based is highly dependent upon our forecasts, which are highly subjective and, although we believe the underlying assumptions supporting this assessment are reasonable and appropriate at the time they were made, it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects in the next year. This could represent a triggering event for a further impairment assessment.

Accordingly, the principal assumptions we have used in our recoverability assessment (i.e. projected undiscounted net cash flows basis) included, among others, charter rates, ship operating expenses, drydocking requirements and residual value. These assumptions are based on historical trends and adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rates (based on a third party information), option renewal rate with the existing counterparty or existing long-term charter rates, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs.

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

Effect if actual results differ from assumptions: As of December 31, 2019, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of seven vessels, were greater than their carrying value. With respect to these seven vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized. See note 13 “Vessels and equipment, net” to our Consolidated Financial Statements for additional information.

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

Certain assumptions were made on the allocation of non-cash components, specifically, the unrealized mark-to-market movement in the oil derivative asset associated to the fair value of the Brent Crude price is allocated to the Series A Special unitholders only, as they are the only unitholders who benefit from the oil linked tolling fee billings. The accounting of the cost of the Hilli follows the allocation of cash tolling fee revenues associated with the capacity of the Hilli to the Hilli common unitholders and the Series B Special unitholders.

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

Recently Issued Accounting Standards

See note 3 “Recently Issued Accounting Standards” to our Consolidated Financial Statements.

C.            Research and Development

Not applicable.

D.            Trend Information

Please see “Item 3.D—Risk Factors”, “Item 4—B. Business Overview” and “Item 5—Operating and Financial Review and Prospects—Factors Affecting our Results of Operation and Future Results.”

After the balance sheet date, we have seen significant macroeconomic uncertainty as a result of the global COVID-19 outbreak. The scale and duration of this development remains uncertain and could materially impact our earnings and cash flow for the 2020 fiscal year.

E.              Off-Balance Sheet Arrangements

At December 31, 2019, we do not have any off-balance sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2019:

	Total Obligation	Due in 2020	Due in 2021 — 2022	Due in 2023—2024	Due Thereafter
	(in millions)
Long-term debt (1)	$1,222.9	$228.2	$851.0	$25.6	$118.1
Interest commitments on long-term debt - floating and other interest rate swaps (2)	134.3	62.3	46.9	18.5	6.6
Finance lease obligations, net (2)(3)	122.8	2.0	5.4	7.3	108.1
Total	$1,480.0	$292.5	$903.3	$51.4	$232.8

(1)Amounts shown gross of deferred financing costs of $6.0 million.
(2)Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR rates of between 1.55% and 2.10% respectively, taking into account our various margin rates and interest rate swaps associated with our debt. Our interest commitment on our finance lease obligations is calculated on an assumed average Pound Sterling LIBOR of 5.2%.
(3)In the event of any adverse tax rate changes or rulings our lease obligation with regard to the Methane Princess could increase significantly (please refer to note 26 "Other Commitments and Contingencies" to our Consolidated Financial Statements included herein). However, Golar has agreed to indemnify us against any such increase.

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of April 16, 2020. The business address for these individuals is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Tor Olav Trøim	57	Chairman
Paul Leand Jr.	53	Class III Director and Conflicts Committee Member
Lori Wheeler Naess	49	Director and Audit Committee Chairperson
Carl Steen	69	Class II Director and Audit Committee Member
Alf Thorkildsen	63	Class I Director, Conflicts and Audit Committee Member
Georgina Sousa	69	Director and Company Secretary
Jeremy Kramer	58	Class III Director and Conflicts Committee Member

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

Paul Leand Jr. has served on our Board of Directors since March 2011 and is a member of our Conflicts Committee. He has been a Director of NYSE-listed Ship Finance International Limited since 2003. Mr. Leand joined AMA Capital Partners LLC (“AMA”), an investment bank specializing in the maritime industry, in 1998 from First National Bank of Maryland. He was appointed CEO in 2004. From 1989 to 1998 Mr Leand served at the First National Bank of Maryland where he managed its Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practice. Mr Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund l, a private equity fund formed and managed by AMA. Mr Leand holds a BS/BA from Boston University’s School of Management and is a director of publicly listed SEA CO LTD and privately held Helm Financial Corporation and GE SEACO SRL.

Lori Wheeler Naess was appointed as a Director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board and Audit Committee of Golar, Opera Limited (a US-listed company) and Klaveness Combination Carriers ASA (a publicly-listed shipping company in Norway). Prior to her appointment as Director, Ms. Naess was most recently a Director at PwC in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to 2010 she was also with PwC in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

Carl Steen has served on our Board of Directors since his appointment in August 2012 and serves on our Audit Committee. Mr. Steen has served on the Board of Directors of Golar since February 2015. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Euronav NV, Wilh Wilhelmsen Holding ASA and Belships ASA.

Alf Thorkildsen was appointed to our Board of Directors in February 2015 and serves on our Conflicts Committee and Audit Committee. Mr. Thorkildsen is currently a senior partner with Hitecvision, which he joined in 2013 from the position as CEO of Seadrill. During his tenure, Seadrill grew to become the world’s largest driller by market capitalization and enterprise value. Mr. Thorkildsen joined Seadrill in 2006 as CFO. Prior to this, he was the CFO of Smedvig ASA, a leading Norwegian drilling company, which was acquired by Seadrill in 2006. Mr. Thorkildsen started his career in 1980 in Larsen and Hagen Shipping and worked thereafter for 20 years in Shell in numerous senior positions.

Georgina Sousa has served as a director, Company Secretary and Resident Representative since October 2019. She is currently a director and Company Secretary of Golar, having served in those capacities since September 2019 and May 2019, respectively. Ms. Sousa also currently serves as a director of 2020 Bulkers Ltd. and Borr Drilling Ltd. Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline from April 2013 until December 2018, Ship Finance International Limited from May 2015 until September 2016, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and FLEX LNG LTD. from June 2017 until December 2018. Ms. Sousa also served as a Director of Seadrill Limited from November 2015 until July 2018, Knightsbridge Shipping Limited (the predecessor of Golden Ocean Group Limited) from 2005 until 2015 and Golar LNG Limited from 2013 until 2015. Ms. Sousa has extensive experience in corporate secretarial practice having previously held various company secretary positions, amongst other shipping companies, the above mentioned companies at various times.

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

Executive Officers

We currently do not have any executive officers and rely on the executive officers and directors of Golar Management and Golar Management Norway who perform executive officer services for our benefit pursuant to the management and administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. Golar Management also provides certain commercial and technical management services to our fleet. The following provides information about each of the executive officers of Golar Management who perform executive officer services for us and who are not also members of our board of directors as of April 16, 2020. The business address for our executive officers is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Graham Robjohns	55	Chief Executive Officer
Øistein Dahl	59	Chief Operating Officer

Graham Robjohns has acted as our Chief Executive Officer since October 2019. Mr Robjohns is also Chief Financial Officer and Deputy Chief Executive Officer of Golar, a position he has held since March 2018. Previously, between July 2011 and March 2018, Mr. Robjohns served as our Principal Executive Officer and between April 2011 and July 2011 served as our Chief Executive Officer and Chief Financial Officer. He has also held various senior positions in Golar Management since May 2001. From June 2012 to August 2015, Mr. Robjohns was also the Chief Executive Officer of Seadrill Partners LLC. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. He is a member of the Institute of Chartered Accountants in England and Wales.

Øistein Dahl has served as our Chief Operating Officer since 2012. He served as Managing Director of Golar Management Norway since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet business in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Executive Compensation

Under the Management and Administrative Services Agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us.  In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf. During the year ended December 31, 2019, we incurred $9.6 million of expenses in connection with the provision of these services to us.

Golar Management compensates Mr. Robjohns and Mr. Dahl in accordance with its own compensation policies and procedures. Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers or officers of Golar who also serve as our directors do not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Golar. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. During the year ended December 31, 2019, we paid to our directors aggregate cash compensation of approximately $0.6 million. We do not have a retirement plan for our directors or executive officers.

Golar LNG Partners LP Long Term Incentive Plan

The Golar LNG Partners LP Long Term Incentive Plan (the “GMLP LTIP”) was adopted by our board of directors, effective as of May 30, 2016. An expense of $0.2 million has been recognized for the year ended December 31, 2019 relating to the award of 99,000 options to purchase common units to directors and management under the GMLP LTIP. The options have an exercise price of $20.55 per unit and will be reduced by the value of the distributions declared and paid. At December 2019, all options were fully vested. The option period was five years. See note 27 "Unit-Based Compensation" to our Consolidated Financial Statements included herein.

C.            Board Practices

General

Our partnership agreement provides that our board will consist of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Our current board of directors consists of three members appointed by our general partner, Lori Naess, Tor Olav Trøim and Georgina Sousa.

Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our annual meeting on September 27, 2019, Alf Thorkildsen was re-elected as a Class I director of the Partnership whose term will expire at the 2022 annual meeting. Carl Steen serves as a Class II elected director whose term will expire at the 2020 annual meeting. Paul Leand and Jeremy Kramer serve as Class III directors of the Partnership with terms that expire at the 2021 annual meeting.

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

Committees

We have an audit committee that, among other things, which is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our audit committee currently is comprised of three independent directors, Lori Naess, Carl Steen, and Alf Thorkildsen. Lori Naess qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations.

We also have a conflicts committee currently comprised of three members of our board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates and must meet the independence standards established by The Nasdaq Stock Market LLC to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is currently comprised of Paul Leand Jr., Alf Thorkildsen and Jeremy Kramer. For exemptions from Nasdaq corporate governance rules see "Item 16G. Corporate Governance.”

D.            Employees

Other than our Secretary, we currently do not have any employees and rely on the executive officers, directors and other key employees of Golar Management who perform services for us pursuant to the Management and Administrative Services Agreement. Employees of Golar Management, including those employees acting as our executive officers and employees of Golar Management Norway, GMM and GMC provide services to our subsidiaries pursuant to the fleet management agreements and the Management and Administrative Services Agreement.  As of December 31, 2019, Golar and its subsidiaries employed approximately 494 seagoing employees and contractors who serve on our vessels. Certain subsidiaries of Golar, including Golar Management, Golar Management Norway, GMM and GMC, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

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

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

See “Item 7—Major Unitholders and Related Party Transactions—A. Major Unitholders”.

Item 7.                                   Major Unitholders and Related Party Transactions

A.            Major Unitholders

The following table sets forth the beneficial ownership of our common units as of April 16, 2020 by each person that we know to beneficially own more than 5% of our outstanding common units and by our directors and executive officers as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Golar LNG Limited	21,333,586	30.8%
FMR LLC (1)	6,976,826	10.1%
Invesco Ltd.(2)	6,371,953	9.2%
Huber Capital Management LLC (3)	3,619,619	5.2%
All directors and executive officers as a group (9 persons)	*	*
______________
 * Less than 1%

(1)Based solely on information contained in a Schedule 13G/A filed on January 10, 2020 by FMR LLC.
(2)Based solely on information contained in a Schedule 13G filed on February 12, 2020 by Invesco Ltd.
(3)Based solely on information contained in a Schedule 13G filed on February 14, 2020 by Huber Capital Management LLC.

B.            Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

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

(1)acquiring, owning, operating or chartering Non-Five-Year Vessels;

(2)acquiring one or more Five-Year Vessels if Golar promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;
(3)putting a Non-Five-Year Vessel under charter for five or more years if Golar offers to sell the vessel to us for fair market value (x) promptly after the time it becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five or more years;
(4)acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:
(a)if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by Golar’s board of directors, Golar must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that Golar incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and
(b)if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by Golar’s board of directors, Golar must notify us of the proposed acquisition in advance.  Not later than 10 days following receipt of such notice, we will notify Golar if we wish to acquire such vessels in cooperation and simultaneously with Golar acquiring the Non-Five-Year Vessels.  If we do not notify Golar of our intent to pursue the acquisition within 10 days, Golar may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;
(5)acquiring a non-controlling interest in any company, business or pool of assets;
(6)acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;
(7)acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;
(8)providing ship management services relating to any vessel; or
(9)acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised Golar that we consent to such acquisition, operation or charter.

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

In addition, under the omnibus agreement we and our affiliates may not acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not:

(1)prevent us from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us;
(2)prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:
(a)if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to Golar for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to Golar separate from the acquired business; and
(b)if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify Golar of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, Golar must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels. If Golar does not notify us of its intent to pursue the acquisition within 10 days, we may proceed with the acquisition and then offer to sell such vessels to Golar as provided in (a) above;

(3)prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to Golar described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or
(4)prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if Golar has previously advised us that it consents to such acquisition, ownership, operation or charter.

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

Indemnification

Under the omnibus agreement, Golar agreed to indemnify us for:

•certain income tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold; and
•any liabilities in excess of our scheduled payments under the UK tax lease used to finance the Methane Princess, including liabilities in connection with termination of such lease.

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

The Management and Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days’ notice for any reason in the sole discretion of our board of directors. Golar Management may terminate the Management and Administrative Services Agreement upon 120 days’ notice in the event of certain circumstances, such as a change of control of us or our general partner, an order to wind up the partnership, amongst other events. A change of control under the Management and Administrative Services Agreement means an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors of the entity are acquired, directly or indirectly, by a person or group, who did not immediately before such acquisition, own securities of the entity entitling such person or group to elect such majority.

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

Under the Management and Administrative Services Agreement, we agreed to indemnify Golar Management and its employees and agents against all actions which may be brought against them under the Management and Administrative Services Agreement agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Golar Management or its employees or agents.

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

The aggregate management fees under these fleet management agreements for each of the years ended December 31, 2019, 2018, and 2017 was $4.5 million, $5.2 million, and $5.9 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement. The vessel management agreement may be terminated prior to the end of its term by us upon 30 days' notice.

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

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona). PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona received a fee of $0.5 million, $0.9 million and $0.5 million for the years ended December 31, 2019, 2018, and 2017, respectively. This fee is subject to review annually and revision by mutual agreement of the parties. The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination. PT Pesona and certain of its subsidiaries also charged vessel management fees to us for the provision of technical and commercial management of the NR Satu amounting to $0.2 million for each of the years ended December 31, 2019, 2018, and 2017.

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

(ii) Letter of credit

On November 28, 2018, we entered into an agreement to guarantee (the "LOC Guarantee") the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the LTA. Under the LOC Guarantee, we are severally liable for any outstanding amounts that are payable, based on the percentage ownership that Golar holds in us, multiplied by our percentage ownership in Hilli Common Units. Accordingly, the maximum amount we are liable for under the LOC guarantee is approximately $20.0 million.

Pursuant to the Partnership Guarantee and the LOC Guarantee, we are required to comply with certain covenants and ratios, refer to note 25 "Related Party Transaction - Indemnifications and guarantees - Hilli guarantees".

(iii) Operating expense reimbursement

Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses (as defined below) are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on July 12, 2018, up to a maximum amount of $20 million in the aggregate. Golar, Keppel and B&V have agreed, for a period of eight years commencing on July 12, 2018 of the Hilli Acquisition, to reimburse us for (a) 50% of the amount, if any, by which Operating Expenses are greater than $39.5 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are greater than $5.2 million per year, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon. Included within the Hilli LLC declared distributions for the years ended December 31, 2019 is $2.2 million of reimbursements from Golar, Keppel and B&V for Operating Expenses.

Trading and Other Balances

Receivables and payables with Golar and its affiliates primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, dividends due in respect of the Hilli Common Units, and other related party arrangements. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In November 2019, we borrowed $15.0 million from Golar, with the loan bearing interest at a rate of LIBOR plus 5.0%. We repaid the loan in full, including interest of $0.1 million, on December 30, 2019. In February 2020, we borrowed $25.0 million from Golar, with interest of LIBOR plus 5.0%. We repaid the loan in full, including interest.

Methane Princess Lease Security Deposit Movements

This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease. As of December 31, 2019 and 2018 such net advances amounted to $2.3 million and $2.9 million, respectively.

Dividends to China Petroleum Corporation

During the years ended December 31, 2019, 2018 and 2017, Faraway Maritime Shipping Co. (owns and operates the Golar Mazo), which is 60% owned by us and 40% owned by CPC, paid total dividends to CPC of $nil, $nil, and $7.0 million, respectively. The decrease in dividends distributed was mainly due to the reduction in net income from the Golar Mazo following the expiration of her charter in December 2017.

Dividends to/(from) Golar

We have declared and paid quarterly distributions totaling $36.8 million, $42.8 million and $52.3 million to Golar for each of the years ended December 31, 2019, 2018 and 2017, respectively in respect of the Common Units and General Partner units owned by it.

During the years ended December 31, 2019 and 2018, Hilli LLC declared quarterly distributions totaling $17.5 million and $5.6 million, in respect of the Hilli Common Units owned by us. As of December 31, 2019 and 2018, we have a dividend receivable of $4.5 million and $3.6 million, respectively.

Please refer to note 25 “Related Party Transactions” to our Consolidated Financial Statements included herein for additional information.

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

Indonesia

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

In December 2019, the Indonesian tax authorities issued tax assessments for land & buildings tax to our subsidiary, PTGI for the years 2015 to 2019 inclusive in relation to the NR Satu, for the amount of $3.5 million. We have subsequently paid the tax assessed to the tax authorities during January 2020 to avoid further penalties. However, we intend to appeal against the assessments for the land & buildings tax and we believe we have reasonable grounds for success, on the basis of no precedent set from past case law and new legislation effective prospectively from January 1, 2020, that now specifically lists FSRUs as being an object liable to land & buildings tax, when it previously did not.

United Kingdom

The UK tax authorities, Her Majesty's Revenue and Customs (the “HMRC”), has been challenging us regarding the use of UK lease structure relating to the Methane Princess. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $32.0 million (£24.0 million). Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020, Golar received a closure notice to the inquiry, which states the basis of HMRC’s position. In December 2019, in conjunction with the lessor, Golar obtained supplementary legal advice confirming Golar's position, and consequently a notice of appeal against the closure notice was submitted to HMRC. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

For further details, please refer to note 26 “Other Commitments and Contingencies” to our Consolidated Financial Statements included herein.
Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distribution of our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distribution of all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
•We will be subject to restrictions on distributions under our financing arrangements. Our financing arrangements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.
•We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.
•Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. As of April 16, 2020, Golar held 30.8% of our common units, 2% general partner interest in us and all of our incentive distribution rights .
•Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
•Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.
•PTGI is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PTGI has positive retained earnings. For the year ended December 31, 2019, PTGI paid $nil of dividends to PT Pesona.
•We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel (including, without limitation, through a customer’s exercise of its purchase option) or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—D. Risk Factors” for a discussion of these factors.

The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read note 21 "Debt" and note 25 "Related Party Transactions - Indemnifications and guarantee" in our Consolidated Financial Statements included herein for a discussion of the restrictions contained in our credit facilities, lease arrangements and guarantees that may restrict our ability to make distributions.

For the year ended December 31, 2019, the aggregate amount of cash distributions paid was $114.6 million. In February 2020, we paid a cash distribution of $0.4042 per common and general partner units in respect of the three months ended December 31, 2019. The aggregate amount of the distribution was $28.6 million.

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

During the year ended December 31, 2019, the aggregate amount of cash distributions paid was $12.0 million. In February 2020, we paid a cash distribution $0.546875 per Series A Preferred Unit for the period from November 15, 2019 through February 14, 2020. The aggregate amount of the distribution was $3.0 million.

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

On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit in respect of the quarterly period ended September 30, 2018. Consequently, we did not meet the requirement to pay a distribution of available cash from operating surplus on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. The remaining 50% of the Earn-Out Units were not issued and will not be issued. See note 28 “Equity—Exchange of Incentive Distribution Rights” to our Consolidated Financial Statements included herein.

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

A.            Markets

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

1.Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.  See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
2.Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
3.$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower. See note 21 “Debt—NR Satu Facility” to our Consolidated Financial Statements for a summary of certain terms.
4.Supplemental Agreement to $175 million Facility Agreement, dated March 29, 2018, by and PT Bank Sumitomo Mitsui as the lender, Sumitomo Mitsui Banking Corporation Singapore Branch as the agent, PT Golar Indonesia as the borrower and guaranteed by Golar LNG Partners LP. See note 21 “Debt—NR Satu Facility” to our Consolidated Financial Statements for a summary of certain terms.

5.Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See note 21 “Debt—2015 Norwegian Bonds” to our Consolidated Financial Statements for a summary of certain terms.
6.Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar Eskimo Corp, and a subsidiary of China Merchants Bank Limited (Eskimo SPV), dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo. See note 5 “Variable Interest Entities—Eskimo Corp” to our Consolidated Financial Statements for a summary of certain terms.
7.Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar LNG NB13 Corporation, and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra. See “Item 7—Major Unitholders and Related Party Transactions-B. Related Party Transactions” for information about the Tundra Acquisition.
8.Supplemental Agreement by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV), dated April 28, 2016, as supplement to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015. See “Item 7—Major Unitholders and Related Party Transactions-B. Related Party Transactions” for information about the Tundra Acquisition.
9.Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, the First Supplemental Letter to Facilities Agreement, dated April 27, 2016, the Second Supplemental Letter to Facilities Agreement, dated May 22, 2017, the Third Supplemental Letter to Facilities Agreement, dated June 29, 2017, Fourth Supplemental Letter to Facilities Agreement, dated January 16, 2018, Fifth Supplemental Letter to Facilities Agreement, dated 5 November, 2018, and the Sixth Supplemental Letter to Facilities Agreement, dated 5 November, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto. See note 21 “Debt—$800 million credit facility” to our Consolidated Financial Statements for a summary of certain terms.
10.Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC.  See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
11.Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016, as amended. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
12.Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See See note 21 “Debt—2017 Norwegian Bonds” to our Consolidated Financial Statements for a summary of certain terms.
13.Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017, as amended relating to acquisition of interest in Hilli LLC. See “Item 7—Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
14.Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.”.
15.Indemnity Letter, dated as of October 17, 2017, by and between Golar LNG Partners LP and Golar LNG Limited, pursuant to which Golar LNG Limited agreed to indemnify Golar LNG Partners LP for any liabilities that may arise in connection with its deficiency guarantee of the obligations of Golar Tundra Corp to Golar LNG NB13 Corporation under the sale leaseback arrangement relating to the Golar Tundra. See note 25 “Related Party Transactions” to our Consolidated Financial Statements for a summary of certain terms.
16.Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU. See note 10 “Investment in Affiliate” to our Consolidated Financial Statements for a summary of certain terms.
17.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, Golar LNG Limited, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated as of July 12, 2018. See note 10 “Investment in Affiliate” to our Consolidated Financial Statements for a summary of certain terms.

18.Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015, providing for the sale and leaseback of the Hilli. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.” for a summary of certain contract terms.
19.Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., as additional clauses to Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.” for a summary of certain contract terms.
20.Memorandum of Agreement by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015 providing for, among other things, the sale and leaseback of the Hilli.  See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.” for a summary of certain contract terms.
21.Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.” for a summary of certain contract terms.
22.Deed of Amendment, restatement and accession relating to a guarantee between Golar LNG Limited, Golar LNG Partners LP and Fortune Lianjiang Shipping S.A., dated as of July 12, 2018, as an amendment to the guarantee under the Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.” for a summary of certain contract terms.
23.Guarantee Agreement by and between Golar LNG Partners LP and Standard Chartered Bank, dated as of November 28, 2018. See “Item 7-Major Unitholders and Related Party Transactions-B. Related Party Transactions.” for a summary of certain contract terms.

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
The following discussion applies only to beneficial owners of common units or Series A Preferred Units that own the units as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the units as part of a conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units or Series A Preferred Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Unitholders who are partners in a partnership holding our common units or Series A Preferred Units should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of such units.

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
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common units or Series A Preferred Units that owns (actually or constructively) less than 10.0% of our equity and that is:
•an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),
•a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,
•an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
•a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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
PFIC Status and Significant Tax Consequences
Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:
•at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property, and rents derived other than in the active conduct of a rental business); or
•at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

There are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its non-acquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

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
•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units or Series A Preferred Units;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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
Backup Withholding and Information Reporting
In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of our common units or Series A Preferred Units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•fails to provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

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
Taxation of Non-UK Holders
Under the United Kingdom Tax Acts, non-UK holders will not be subject to any United Kingdom taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the units, provided that:
•we are not treated as carrying on a trade, profession or vocation in the United Kingdom;
•such holders do not have a branch or agency or permanent establishment in the United Kingdom to which such units pertain; and
•such holders do not use or hold and are not deemed or considered to use or hold their units in the course of carrying on a trade, profession or vocation in the United Kingdom.

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Basis of Preparation and Summary of Significant Accounting Policies” to our Consolidated Financial Statements. Further information on our exposure to market risk is included in note 24 “Financial Instruments” to our Consolidated Financial Statements.

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

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance and our proportionate share of obligation under the Partnership Guarantee as of December 31, 2019, this would increase our interest expense by $2.8 million per annum. We have calculated our floating rate debt as the principal outstanding on our long-term bank debt and net finance lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2019, please read note 24 “Financial Instruments” to the Consolidated Financial Statements.

Foreign currency risk. A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our Pound Sterling expenses for the year ended December 31, 2019, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by $0.1 million. Based on our Brazilian Reais expenses for the year ended December 31, 2019, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses by $0.3 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reais. Based on the crew costs for the year ended December 31, 2019, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reais would increase our crew cost by $3.0 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is economically hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of December 31, 2019, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a foreign exchange movement of $0.8 million.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2019. Based upon that evaluation, our principal executive, financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

(b)         Management’s Annual Report on Internal Control over Financial Reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, the following report is provided by management in respect of our internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.

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

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Partnership’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2019, the Partnership’s internal control over financial reporting is effective.

The Partnership’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Partnership’s internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

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

Item 16B.                 Code of Ethics

We have adopted the Golar LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the “Governance” tab in the “Investors” section of our website (www.golarlngpartners.com). We intend to disclose, under this tab of our website, any waivers to or amendments of the Golar LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C.                 Principal Accountant Fees and Services

In 2019 and 2018, the fees incurred by the Partnership for Ernst & Young LLP's services were as follows:

	2019	2018
Audit Fees	$1,024,503	$1,404,179
Tax Fees	129,289	66,789
All Other Fees	102,196	133,736
	$1,255,988	$1,604,704

Audit Fees

Audit fees for 2019 and 2018 include fees related to aggregate fees billed for professional services rendered by the principal accountant, for the audit of the Partnership’s annual consolidated financial statements and services provided by the principal accountant, in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Tax Fees

Tax fees for 2019 and 2018 are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2019.

All Other Fees

All other fees are the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. The majority of the balance comprises of advisory services provided during the year.

Item 16D.                Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2018, our Board approved a common unit repurchase program of up to $25.0 million of our outstanding common units in the open market over a two-year period and subsequently increased the common unit repurchase program to $50.0 million in December 2018. As of December 31, 2019, we had repurchased a total of 1,084,594 units under the common unit repurchase program for an aggregate cost of $15.6 million.

In accordance with the provisions of the partnership agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

Month of repurchase	Total number of common units purchased	Average price paid per common unit	Total number of common units purchased as part of publicly announced plans or program	Maximum value of common units that may be purchased under the plans or program
March 2018	439,672	$18.18	439,672	$42,008,085
June 2018	96,100	$15.31	535,772	$40,536,547
December 2018	395,094	$11.39	930,866	$36,037,726
Total as of December 31, 2018	930,866		930,866	$36,037,726
August 2019	153,728	$10.19	1,084,594	$34,471,238
Total as of December 31, 2019	1,084,594		1,084,594	$34,471,238

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

Item 16H.                Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

Not applicable.

Item 18.                          Financial Statements

The following financial statements, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-55.

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

2.2*	Description of Securities Registered Under Section 12 of the Exchange Act
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

4.2**	Form of Management Agreement with Golar Management Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form F-1 (Registration No. 333-173160))
4.3**
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.4**
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 99.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on May 26, 2015)

4.5**
Purchase and Sale Agreement made by and between Golar LNG Limited and Golar Partners Operating LLC, dated February 10, 2016 with respect to the acquisition of the Golar Tundra (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 2, 2016)

4.6**
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.38 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.7**
Bareboat charter by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.8**
Memorandum of Agreement by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.9**
Common Terms Agreements, by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.10**
Bareboat charter by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.11**
Memorandum of Agreement by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.5 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.12**
Common Terms Agreements, by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.13**
Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC (incorporated by reference to Exhibit 4.10 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.14**
Supplemental Agreement dated April 28, 2016, by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV) to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 7, 2017)

4.15**
Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.16**
Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.17**
First Supplemental Letter, dated April 27, 2016 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.18**
Second Supplemental Letter, dated May 22, 2017 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.19**
Third Supplemental Letter, dated June 29, 2017, to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.20**
Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017 (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.21**
Corporate Services Agreement by and between Golar LNG Partners and Golar Management (Bermuda) Limited, dated as of June 26, 2017 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.22**
Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.23**
Indemnity Letter, dated as of October 17, 2017, by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to Exhibit 4.29 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.24**
Fourth Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated January 16, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.25**
Amendment No. 1 to Management and Administrative Services Agreement, dated as of March 19, 2018, by and between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.26**
Amendment No. 1 to Purchase and Sale Agreement, dated as of March 23, 2018, by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. And Black & Veatch International Company (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.27**
Supplemental Agreement to $175 million Facility Agreement, dated March 29, 2018, by and PT Bank Sumitomo Mitsui as the lender, Sumitomo Mitsui Banking Corporation Singapore Branch as the agent, PT Golar Indonesia as the borrower and guaranteed by Golar LNG Partners LP (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.28**/+
Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.29**
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, Golar LNG Limited, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated as of July 12, 2018. (incorporated by reference to Exhibit 4.34 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.30**
Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A, dated September 9, 2015 (incorporated by reference to Exhibit 4.35 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.31**
Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A. (incorporated by reference to Exhibit 4.36 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.32**
Memorandum of Agreement by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015 (incorporated by reference to Exhibit 4.37 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.33**
Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015 (incorporated by reference to Exhibit 4.38 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.34**
Deed of Amendment, restatement and accession relating to a guarantee between Golar LNG Limited, Golar LNG Partners LP and Fortune Lianjiang Shipping S.A., dated as of July 12, 2018 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.35**
Guarantee Agreement by and between Golar LNG Partners LP and Standard Chartered Bank, dated as of November 28, 2018 (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive Officer and Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

GOLAR LNG PARTNERS LP

		By:	/s/ Graham Robjohns
			Name:	Graham Robjohns
			Title:	Principal Executive and Accounting Officer
Date:	April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Partners LP (the “Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Description of the matter
Vessel impairment

The Partnership’s vessel and equipment and vessel under finance lease balances were $1,370 million and $108 million, respectively, as of December 31, 2019. As explained in note 2 to the consolidated financial statements, management performs an annual impairment test at the year-end and whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. If indicators of impairment are identified, management analyses the future cash flows expected to be generated throughout the remaining useful life of those vessels. These undiscounted cash flows are estimated using forecasted charter rates and other assumptions. In relation to forecasted charter rates, the Partnership applies the currently contracted charter rate for the period in the cash flow where the vessel is on charter. For vessels with no contracted charters or when the vessels’ cash flow period falls beyond the contracted charter the forecasted charter rates are based on industry analysis and broker reports (‘charter rates post-contract expiry’).

Auditing the Partnership’s impairment assessment was complex due to the significant estimation uncertainty, subjectivity and judgement in forecasting the undiscounted cash flows of the vessels. Significant assumptions and judgements used in management’s analysis included the estimation of charter rates post-contract expiry. These significant assumptions are forward looking and subject to future economic and market conditions.

How we addressed the matter in our audit
We obtained an understanding of the Partnership’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Partnership’s determination of key inputs to the impairment assessment, including charter rates post-contract expiry.

We analyzed management’s impairment assessment by comparing the methodology used to assess impairment of each vessel against the accounting guidance in ASC 360. We tested the reasonableness of the charter rates post-contract expiry by comparing them to forecasted market rates and historical information. We evaluated whether the gradual step up and step down of charter rates estimated by management mirrors the LNG and FSRU curves published in the market. We also reviewed market reports and analyzed how the economic factors such as future demand and supply for LNG carriers and FSRUs have been incorporated in the charter rates post-contract expiry. Further, we calculated the average rate used across the remaining useful life of the vessels and compared it to the historical average across a similar period. We identified vessels which are not employed under active charters or are nearing the end of the charter and considered them to be highly sensitive to the charter rate. In relation to these vessels, we independently calculated the charter rate at which the undiscounted cash flows equalled the carrying value of the vessel and compared the rate against forecasted market rates. We also compared the assumptions and estimates made by management in their impairment assessment for the prior year against the actual results in 2019 to assess the precision of management’s forecasting process.

Description of the matter
UK Tax lease

At December 31, 2019, as described in note 26 to the consolidated financial statements, the Partnership has disclosed a contingent tax liability in the range of $nil to $32 million in respect to historical lease arrangements. Contingencies are evaluated based on the likelihood of the Partnership incurring a liability and whether a loss or range of losses is reasonably estimable in accordance with the guidance on ASC 450 - Contingencies. In relation to the UK tax lease, the likelihood and amount of a loss or range of losses are estimated with reference to the claims submitted from the relevant tax authorities, the legal basis for such claims and the status of discussions thereon with the authorities. Auditing the Partnership’s contingent tax liability is complex and requires a high degree of judgement in assessing the likelihood of a liability arising as a result of the UK tax lease matter and the amount of any potential outflow. Further, auditing the contingent tax liability involved professionals with specialised skills to evaluate the relevant tax regulations in order to assess the likelihood of a liability arising.

How we addressed the matter in our audit
We obtained an understanding over the Partnership’s assessment of the likelihood of a contingent liability arising in relation to these UK tax lease benefits, as well as the development of the estimate of a liability. We evaluated the design and tested the operating effectiveness of controls over management’s review of contingencies, including significant judgements made.

To understand developments in relation to the matter, we inquired and obtained confirmations from internal and external legal counsel of the Partnership and read minutes of board meetings and management committee meetings.

We involved our tax professionals with specialized skills and knowledge in relation to UK tax lease structures, who assisted us in evaluating management’s conclusion that these represent a contingent liability. Our procedures also included inspecting correspondence with HMRC and external legal counsel as well as re-performing the calculation performed by management to estimate the contingent liability. We assessed the adequacy of the Partnership’s disclosures in relation to tax contingencies.

/s/ Ernst & Young LLP
We have served as the Partnership’s auditor since 2014.
London, United Kingdom
April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Partners LP (the “Partnership”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated financial statements of the Partnership and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the partnership are being made only in accordance with authorizations of management and directors of the partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the partnership’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
London, United Kingdom
April 30, 2020

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of $, except per unit amounts)

	Notes	2019	2018	2017
Operating revenues
Time charter revenues		299,652	346,650	415,679
Time charter revenues from related parties	25	—	—	17,423
Total operating revenues	6	299,652	346,650	433,102
Operating expenses
Vessel operating expenses	6	(60,958)	(65,247)	(68,278)
Voyage and commission expenses	6	(7,648)	(11,222)	(9,694)
Administrative expenses	6	(13,412)	(14,809)	(15,210)
Depreciation and amortization		(83,239)	(98,812)	(103,810)
Total operating expenses		(165,257)	(190,090)	(196,992)
Operating income		134,395	156,560	236,110
Other non-operating income	15	4,795	449	922
Financial income/(expense)
Interest income	15	13,278	8,950	7,804
Interest expense		(79,791)	(80,650)	(75,425)
(Losses)/gains on derivative instruments	7	(38,796)	8,106	7,796
Other financial items, net	7	675	(592)	(15,363)
Net financial expenses		(104,634)	(64,186)	(75,188)
Income before tax, equity in net earnings of affiliate and non-controlling interests		34,556	92,823	161,844
Income taxes	8	(17,962)	(17,465)	(16,996)
Equity in net earnings of affiliate	10	4,540	1,190	—
Net income		21,134	76,548	144,848
Net income attributable to non-controlling interests		(3,329)	(3,358)	(15,568)
Net income attributable to Golar LNG Partners LP Owners		17,805	73,190	129,280

General partner's interest in net income		115	1,223	2,544
Preferred unitholders’ interest in net income		12,042	12,042	2,080
Common unitholders’ interest in net income		5,648	59,925	124,656

Earnings per unit - Common units:
Basic	29	0.08	0.86	1.82
Diluted	29	0.08	0.86	1.80

Cash distributions declared and paid per Common unit in the year	29	1.62	1.96	2.31

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of $)

	Notes	2019	2018	2017
Net income		21,134	76,548	144,848
Unrealized net gain/(loss) on qualifying cash flow hedging instruments:
Other comprehensive income before reclassification (1)		—	—	94
Amounts reclassified from accumulated other comprehensive (loss)/income to the statement of operations (2)		—	(26)	4,985
Net other comprehensive (loss)/income		—	(26)	5,079
Comprehensive income		21,134	76,522	149,927
Comprehensive income attributable to:
Golar LNG Partners LP Owners		17,805	73,164	134,359
Non-controlling interests		3,329	3,358	15,568
		21,134	76,522	149,927
__________________________________________

(1) There is no tax impact on any of the periods presented.

(2) From January 1, 2017, we de-designated the cross currency interest rate swap associated with our 2012 High-Yield Bonds as a cash flow hedge. Accordingly, the amount recorded in accumulated other comprehensive income of $5.0 million was reclassified to "Other financial items" in the consolidated statement of operations in the year ended December 31, 2017.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018
 (in thousands of $)

	Notes	2019	2018
ASSETS
Current assets
Cash and cash equivalents		47,661	96,648
Restricted cash and short-term deposits	17	46,333	31,330
Trade accounts receivable	11	17,303	27,986
Amounts due from related parties	25	5,098	—
Current portion of investment in leased vessel, net	15	2,308	—
Inventories		2,702	2,031
Other current assets	12	11,894	6,534
Total current assets		133,299	164,529
Non-current assets
Restricted cash	17	135,928	141,114
Investment in affiliate	10	193,270	206,180
Vessels and equipment, net	13	1,369,665	1,535,757
Vessel under finance lease, net	14	108,433	114,711
Investment in leased vessel, net	15	111,829	—
Intangible assets, net	16	50,409	60,369
Other non-current assets	18	2,779	18,157
Total assets		2,105,612	2,240,817
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	21	225,254	75,451
Current portion of obligation under finance lease	22	1,990	1,564
Trade accounts payable		2,756	5,593
Accrued expenses	19	23,451	27,229
Amounts due to related parties	25	—	1,237
Other current liabilities	20	55,703	25,033
Total current liabilities		309,154	136,107
Non-current liabilities
Long-term debt	21	991,679	1,196,899
Obligation under finance lease	22	120,789	118,119
Other non-current liabilities	23	31,296	30,175
Total liabilities		1,452,918	1,481,300
Commitments and contingencies	26
Equity
Partners’ capital:
Common unitholders: 69,301,636 units issued and outstanding at December 31, 2019 (2018: 69,455,364)	28	387,631	495,576
Preferred unitholders: 5,520,000 preferred units issued and outstanding at December 31, 2019 (2018: 5,520,000)	28	132,991	132,991
General partner interest: 1,436,391 units issued and outstanding at December 31, 2019 (2018: 1,436,391)	28	48,841	51,048
Total partners’ capital before non-controlling interests		569,463	679,615
Non-controlling interests		83,231	79,902
Total equity		652,694	759,517
Total liabilities and equity		2,105,612	2,240,817

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
 (in thousands of $)

	Notes	2019	2018	2017
Operating activities
Net income		21,134	76,548	144,848
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses		83,239	98,812	103,810
Equity in net earnings of affiliate		(4,540)	(1,190)	—
Deferred tax expense	8	3,620	1,728	7,171
Amortization of deferred charges and debt guarantee, net	23, 25	2,683	7,154	5,969
Foreign exchange losses/(gains)		941	(995)	3,657
Unit options expense	27	207	234	238
Drydocking expenditure		(10,463)	(25,522)	(20,660)
Dividends received from affiliates		2,328	1,191	—
Realized loss on bond repurchase		—	—	6,327
Interest element included in obligation under finance lease		3	(55)	(44)
Gain on recognition of net investment in leased vessel	15	(4,195)	—	—
Sales-type lease payments received in excess of interest income		2,030	—	—
Change in market value of derivatives		43,746	(5,921)	(15,894)
Change in assets and liabilities:
Trade accounts receivable		10,682	(9,730)	2,189
Inventories		(670)	1,475	458
Other current assets and non-current assets		(6,421)	3,906	1,529
Amounts due to/(from) related parties		3,622	(319)	17,856
Trade accounts payable		(2,836)	(3,610)	1,417
Accrued expenses		3,414	(6,566)	9,889
Other current liabilities		4,183	26	1,670
Net cash provided by operating activities		152,707	137,166	270,430
Investing activities
Additions to vessels and equipment		(10,232)	(10,735)	(426)
Dividends received from affiliates		14,216	755	—
Acquisition of investment in affiliate from Golar		(10,296)	(9,652)	(70,000)
Net cash used in investing activities		(6,312)	(19,632)	(70,426)
Financing activities
Proceeds from long-term debt (including related parties)		40,000	51,419	375,000
Repayments of long-term debt (including related parties)		(100,156)	(155,902)	(228,816)
Repurchase of high yield bonds and related swaps		—	—	(234,197)
Repayments of obligation under finance lease		(1,569)	(1,286)	(821)
Financing arrangement fees and other costs		—	(1,699)	(5,377)
Proceeds from issuances of equity, net of issue costs	28	—	13,854	255,040
Common units repurchased and canceled	28	(1,565)	(13,980)	—
Advances from/(releases to) related party for Methane Princess lease security deposit		601	633	(1,498)
Cash distributions paid		(126,599)	(165,250)	(161,060)
Dividends paid to non-controlling interests		—	—	(7,000)
Net cash used in financing activities		(189,288)	(272,211)	(8,729)
Effect of exchange rate changes on cash		3,723	(6,118)	10,487
Net (decrease)/increase in cash, cash equivalents and restricted cash		(39,170)	(160,795)	201,762
Cash, cash equivalents and restricted cash at beginning of year (1)		269,092	429,887	228,125
Cash, cash equivalents and restricted cash at end of year (1)		229,922	269,092	429,887

	Notes	2019	2018	2017
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense		75,892	81,962	62,670
Income taxes		13,791	5,929	4,470
(1) The following table identifies the balance sheet line-items included in "cash, cash equivalents and restricted cash" presented in the consolidated statements of cash flows:

	December 31,
(in thousands of $)	2019	2018	2017	2016
Cash and cash equivalents	47,661	96,648	246,954	65,710
Restricted cash and short-term deposits - current	46,333	31,330	27,306	44,927
Restricted cash - non-current	135,928	141,114	155,627	117,488
	229,922	269,092	429,887	228,125
The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of $)

		Partners’ Capital
	Notes	Preferred Units	Common Units	General Partner Units and IDRs (1)	Accumulated Other Comprehensive Income/ (loss)(2)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
Consolidated balance at December 31, 2016		—	490,564	50,942	(5,053)	536,453	67,976	604,429
Net income		2,080	124,656	2,544	—	129,280	15,568	144,848
Cash distributions		(2,080)	(157,840)	(3,221)	—	(163,141)	—	(163,141)
Non-controlling interest dividends		—	—	—	—	—	(7,000)	(7,000)
Other comprehensive income		—	—	—	5,079	5,079	—	5,079
Net proceeds from issuance of common units		—	119,902	2,214	—	122,116	—	122,116
Conversion of earn-out units		—	7,920	121	—	8,041	—	8,041
Net proceeds from issuance of preferred units	28	132,991	—	—	—	132,991	—	132,991
Grant of unit options		—	238	—	—	238	—	238
Consolidated balance at December 31, 2017		132,991	585,440	52,600	26	771,057	76,544	847,601
Net income		12,042	59,925	1,223	—	73,190	3,358	76,548
Cash distributions		(12,042)	(149,606)	(3,066)	—	(164,714)	—	(164,714)
Other comprehensive loss		—	—	—	(26)	(26)	—	(26)
Net proceeds from issuance of common units		—	13,563	291	—	13,854	—	13,854
Common units repurchased and canceled	28	—	(13,980)	—	—	(13,980)	—	(13,980)
Grant of unit options		—	234	—	—	234	—	234
Consolidated balance at December 31, 2018		132,991	495,576	51,048	—	679,615	79,902	759,517
Net income		12,042	5,648	115	—	17,805	3,329	21,134
Cash distributions		(12,042)	(112,235)	(2,322)	—	(126,599)	—	(126,599)
Units options expense		—	207	—	—	207	—	207
Common units repurchased and canceled	28	—	(1,565)	—	—	(1,565)	—	(1,565)
Consolidated balance at December 31, 2019		132,991	387,631	48,841	—	569,463	83,231	652,694
__________________________________________

(1)As of December 31, 2019 and 2018, the carrying value of the equity attributable to the incentive distribution rights holders was $32.5 million.
(2)Relates to unrealized net losses/(income) on qualifying cash flow hedges.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters.

We completed our initial public offering (“IPO”) in April 2011. Our common units are traded on the NASDAQ under the symbol: GMLP.

On July 12, 2018, we acquired an interest in the Hilli Episeyo (the “Hilli”), a floating liquefied natural gas (“FLNG”) vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC ("Hilli LLC") (the “Hilli Acquisition”) (see note 10).

As of December 31, 2019 and 2018, Golar held 30.6% of our common units. In addition, as of December 31, 2019 and 2018, Golar held a 2% general partner interest in us and 100% of our incentive distribution rights (“IDRs”).

As of December 31, 2019 and 2018, we had a fleet of six FSRUs, four LNG carriers and an interest in the Hilli.

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

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, except for accounting policy for “Leases” that changed as a result of adopting the requirements of Accounting Standards Updates ("ASU") 2016-02 “Leases (Topic 842)” (hereafter, ASC 842), effective for January 1, 2019.

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

These consolidated financial statements include the financial statements of the entities listed in notes 4 and 5.

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

Lease accounting versus revenue accounting

Contracts relating to our LNG carriers and FSRUs can take the form of operating leases, sales-type leases, direct financing leases and operating and services agreements. Although the substance of these contracts are similar, the accounting treatment varies. We outline our policies for determining the appropriate U.S. GAAP treatment below.

To determine whether a contract conveys a lease agreement for a period of time, we assess whether, throughout the period of use, the customer has both of the following:

•the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•the right to direct the use of that identified asset.

If a contract relating to an asset fails to give the customer both of the above rights, we account for the agreement as a revenue contract. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e. another third party could contract for a meaningful amount of the asset capacity).

Where we provide services unrelated to an asset contract, we account for the services as a revenue contract.

Lease accounting

When a contract is designated as a lease, we make an assessment on whether the contract is an operating lease, sales-type lease, or direct financing lease. An agreement will be a sales-type lease if any of the following conditions are met:

•ownership of the asset is transferred at the end of the lease term;
•the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•the lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the asset’s useful life are not subject to this criterion;
•the discounted value of the fixed payments under the lease represent substantially all of the fair value of the asset; or
•the asset is heavily customized such that it could not be used for another charter at the end of the term.

Lessor accounting

In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees, and any purchase options are disclosed in note 9. Agreements with renewal and termination options in the control of the lessee are included together with the non-cancellable contract period in the lease term when “reasonably certain” to be exercised or if controlled by the lessor. The determination of reasonably certain depends on whether the lessee has an economic incentive to exercise the option. Generally, lease accounting commences when the asset is made available to the customer, however, where the contract contains specific customer acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance test. We assess a lease under the modification guidance when there is change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

Costs directly associated with the execution of the lease or costs incurred after lease inception or the execution of the contract but prior to the commencement of the lease that directly relate to preparing the asset for the lease (i.e. bunker costs), are capitalized and amortized to the consolidated statements of operations over the lease term. We also defer upfront revenue payments (i.e. repositioning fees) to the consolidated balance sheet and amortize to the consolidated statements of operations over the lease term.

Time charter operating leases

Revenues include fixed minimum lease payments under time charters and fees for repositioning vessels. Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter on a straight-line basis as service is provided and is included in "Time charter revenues" in our consolidated statement of operations. Variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments (including in-substance fixed payments that are unavoidable) and variable payments based on a rate or index. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. For our operating leases, we have elected the practical expedient to combine our service revenue and operating lease income as the timing and pattern of transfer of the components are the same.

Repositioning fees (included in time and voyage charter revenues) received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter.

Time charter sales-type leases

On inception of a sales-type lease for which we are lessor, we de-recognize the related asset and record "Net investment in leased vessel” on our consolidated balance sheet. The net investment in leased vessel represents the fixed payments due from the lessee, discounted at the rate implicit in the lease. We allocate sales-type lease income to the consolidated statements of operations in the "Interest income” line item to reflect a constant periodic rate of return on our sales-type lease investment.

For sales-type leases, non-lease revenue and operating and service agreements in connection with the time charters are recorded over the term of the charter as the service is provided. The transaction price is based on the standalone selling price for the service.

Lessor expense recognition

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

Use of estimates

The preparation of financial statements requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, and reported in “Other current liabilities” and "Other non-current liabilities". A liability equal to the fair value of the obligation undertaken in issuing the guarantee in connection with an investment in affiliate is recognized. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

Business combinations

When the assets acquired and liabilities assumed constitute a business, then the acquisition is a business combination. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of operations of acquired subsidiaries are included from the date of acquisition.

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

Income taxes

Income taxes are based on a separate return basis. The guidance on income taxes prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Penalties and interest related to uncertain tax positions are recognized in “Income taxes” in our consolidated statements of operations.

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

Vessel under finance lease

We lease one vessel under an agreement that has been accounted for as a finance lease. Obligations under finance lease are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful life of the vessel. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of the vessel under finance lease is included within depreciation and amortization expense in the statement of operations. The vessel under finance lease is depreciated on a straight-line basis over the vessel’s remaining useful economic life, based on a useful life of 40 years. Refurbishment costs and drydocking expenditures incurred in respect of the vessel under finance lease is accounted for consistently as that of an owned vessel.

Our finance lease is ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual scrap value. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 Leases (Topic 842) along with subsequent amendments ASU 2019-20 Leases (Topic 842): Narrow scope improvements for lessors in December 2018 and

ASU 2019-01 Leases (Topic 842): Codification improvements in March 2019. Topic 842 modifies the definition of a lease, requires reassessment of the lease term upon the occurrence of certain triggers and introduces new disclosures. Lessors are required to classify leases as sales-type, direct financing or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Topic 842 requires a lessee to recognize leases on its balance sheet by recording a lease liability (representing the obligation to make future lease payments) and a right of use asset (representing the right to use the asset for the lease term). Leases for lessees will be classified as either financing or operating with classification affecting the pattern of expense recognition in the income statement.

We adopted this Topic 842 on January 1, 2019 under a modified retrospective transition approach. The Partnership does not have any lessee contracts, therefore the adoption solely impacts the contracts where we are the lessor. We have elected to use the ‘package’ of practical expedients available, which means no reassessment on transition of whether an agreement contains a lease, lease classification, and initial direct costs under ASC 842. As part of this package the lease term has been determined using hindsight up to the date of transition when considering lessee options to extend or terminate the agreement or to purchase the underlying asset. Furthermore, where available we have elected not to separate the components in our lease arrangements, instead accounting for them as a combined component under ASC 842. Our election of the practical expedient providing transition relief will result in our prior periods not being restated and will continue to be represented in accordance with Topic 840.

Our legacy leases will continue to be classified in accordance with Topic 840, while modifications and subsequent accounting will follow the accounting under Topic 842. Leases entered into on or after January 1, 2019 have been assessed under the requirements of Topic 842. New lessor presentation and disclosure requirements have been applied to our new and existing lease agreements. Note 9 to our consolidated financial statements discloses the maturity analysis of operating lease payments under arrangements where we are the lessor.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements. We adopted the codification improvements that were not effective on issuance on January 1, 2019 under the specified transition approach connected with each of the codification improvements. The impact of this amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings as at January 1, 2019.

Accounting pronouncements that have been issued but not yet adopted

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 & ASU 2019-11 Codification Improvements to Topic 326 "Financial Instruments-Credit Losses". Topic 326 replaces the incurred loss impairment methodology that recognizes losses when a probable threshold is met, with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately based on information about past events, current conditions and forecasts of future economic conditions. This will reflect the net amount expected to be collected from the financial asset and is referred to as the current expected credit loss “CECL” methodology, with measurement applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and similar instruments). Topic 326 also makes changes to the accounting for available-for-sale debt securities and purchased credit deteriorated financial assets, however, no such financial assets existed on date of adoption or in the reporting periods covered by these consolidated financial statements.

Topic 326 will become effective for us on January 1, 2020 and we will apply the modified retrospective transition approach. Cash and cash equivalents (including restricted cash and short-term deposits) either are payable on demand, have short-term maturities (highly liquid) or held with financial institutions with investment grade credit ratings that overall results in limited credit risk exposure. Trade receivables and related party transactions mostly have historic low write-offs and no significant past due amounts indicating delinquency of payments, which, together with the mostly short-term maturities, result in forward looking factors being insignificant and limited credit risk exposure impact based on current and past conditions. Net investment in finance lease receivables are akin to collateralized loans as the vessels would be returned in event of default, so a counterparty credit spread has been applied to the remaining exposure on default over the lease term that will not result in a material credit allowance. While our off-balance sheet exposures mostly related to financial guarantees, no material impact has been assessed given that the collateral from return of the vessel on default of payment will cover the guarantee amount in each remaining year covered by the guarantees.

Under Topic 326, allowance for credit losses will be presented separately on the consolidated balance sheet as a contra-asset deducted from the asset’s amortized cost (or liability for off-balance sheet exposures) with associated credit loss expense in the consolidated statement of operations (with exception of transition when it will be an adjustment to retained earnings). However, our assessment is that there will be no material impact on our consolidated financial statements, including any cumulative-effect adjustment to retained earnings as at January 1, 2020. However, new presentation and disclosure requirements relating to this Topic will be introduced from January 1, 2020.

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.	Removes some disclosure requirements relating to transfers between Level 1 and Level 2 of the FV hierarchy. Introduces new disclosure requirements for Level 3 measurements.	January 1, 2020	No material impact on our disclosure requirements as we have no Level 3 measurements.
ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities	For the purposes of determining whether a decision making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment in the entity.	January 1, 2020	No impact on consolidation assessments.
ASU 2019-12 Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes.	The amendment removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes.	January 1, 2021	Under evaluation
ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements
The amendment proposes seven clarifications to improve the understandability of existing guidance, including: 1) that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements; and 2) the contractual term of a net investment in a lease determined in accordance with Topic 842 Leases should be the contractual term used to measure expected credit losses under Topic 326 Financial Instruments Credit Losses.
		January 1, 2020	No impact.
ASU 2020-04 Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and Topic 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.
		Under evaluation	Under evaluation

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2019. Unless otherwise indicated, we own 100% of each subsidiary.

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

** The above table excludes Eskimo SPV, from which we lease one of our vessels, the Golar Eskimo, under a sale and leaseback. See note 5.

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of December 31, 2019 and 2018, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred, and our contractual debt with the Eskimo SPV eliminates on consolidation.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of December 31, 2019 and 2018, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of December 31, 2019:

Vessel	Effective from	Sales value (in $ millions)	Subsequent repurchase option (in $ millions)	Subsequent repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	202.0	November 2020	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of December 31, 2019 is shown below:

(in $ thousands)	2020	2021	2022	2023	2024	After 2024
Golar Eskimo*	23,122	22,008	21,251	20,532	19,828	15,959

*The payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin but excludes the repurchase obligation at the end of lease term.

The most significant impact of consolidation of Eskimo SPV’s liabilities on our consolidated balance sheet is as follows:

(in $ thousands)	2019	2018
Liabilities
Short-term debt (refer to note 21)	11,436	11,836
Long-term debt (refer to note 21)	169,395	187,401

The most significant impact of consolidation of Eskimo SPV’s operations on our consolidated statement of operations is interest expense of $7.6 million, $8.0 million and $8.2 million for the years ended December 31, 2019, 2018, and 2017 respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our consolidated statement of cash flows is net cash of $20.1 million, $12.8 million, and $20.8 million used in financing activities for the years ended December 31, 2019, 2018, and 2017, respectively.

Hilli LLC

On July 12, 2018, we acquired an interest in the Hilli through the acquisition of 50% of the Hilli Common Units for a purchase price of $658 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Hilli Acquisition, we have determined that (i) Hilli LLC is a VIE, (ii) Golar is the primary beneficiary and retains sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli and (iii) we are not the primary beneficiary. Thus, Hilli LLC was not consolidated into our financial statements.

As at December 31, 2019, our maximum exposure as a result of our ownership in the Hilli LLC is the carrying value of our investment in affiliate of $193.27 million (see note 10) and the outstanding portion of the Hilli Facility which we have guaranteed (see note 25).

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

The following table summarizes the balance sheets of PTGI as of December 31, 2019 and 2018:

(in thousands of $)	2019	2018
ASSETS
Cash	13,108	19,599
Restricted cash (see note 17)	9,543	10,209
Vessels and equipment, net*	227,418	248,526
Other assets	3,158	2,699
Total assets	253,227	281,033

LIABILITIES AND EQUITY
Accrued liabilities	2,704	6,474
Current portion of long-term debt	14,382	14,303
Amounts due to related parties	51,203	83,334
Non-current debt	58,865	73,247
Other liabilities	974	638
Total liabilities	128,128	177,996
Total equity	125,099	103,037
Total liabilities and equity	253,227	281,033

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

PTGI paid dividends to PT Pesona amounting to $nil, $nil and $1.2 million during the years ended December 31, 2019, 2018 and 2017, respectively.

6. SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments.

As of December 31, 2019, we operate in the following three reportable segments: FSRUs, LNG carriers and FLNG.

•FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs; and
•LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers;
•FLNG are vessels that are moored above an offshore natural gas field on a long-term basis. A FLNG receives, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

The accounting policies applied to the segments are the same as those applied in the Consolidated Financial Statements, except that our equity in net earnings of affiliate is presented under the effective share of interest consolidation method for the segment reporting.

On May 15, 2019, we executed a modification to the charter for the Golar Freeze (the "Golar Freeze Charter") which triggered a change in accounting for the Golar Freeze Charter from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). Following this change, management changed the metric by which it measures the profitability of our segments from EBITDA to Adjusted EBITDA to reflect the change in accounting treatment of this contract and enable the comparability with the rest of the business. This led to a change in the information that management required to manage both the standalone segments and our overall businesses.

	December 31, 2019
(in thousands of $)	FSRU(1)	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment Reporting	Elimination(4)	Consolidated Reporting
Statement of operations:
Total operating revenues	240,695	58,957	104,073	—	403,725	(104,073)	299,652
Vessel operating expenses	(40,978)	(19,980)	(23,042)	—	(84,000)	23,042	(60,958)
Voyage and commission expenses	(4,467)	(3,181)	(230)	—	(7,878)	230	(7,648)
Administrative expenses(5)	(8,090)	(5,322)	(1,093)	—	(14,505)	1,093	(13,412)
Amount invoiced under sales-type lease	11,500	—	—	—	11,500	(11,500)	—
Adjusted EBITDA	198,660	30,474	79,708	—	308,842	(91,208)	217,634
Balance sheet:
Total assets (6)	1,079,369	510,558	193,270	322,415	2,105,612	—	2,105,612
Other segmental financial information:
Capital expenditure(6)	(13,465)	(15)	—	—	(13,480)	—	(13,480)

	December 31, 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment Reporting	Elimination(4)	Consolidated Reporting
Statement of operations:
Total operating revenues	294,889	51,761	49,754	—	396,404	(49,754)	346,650
Vessel operating expenses	(42,736)	(22,511)	(9,834)	—	(75,081)	9,834	(65,247)
Voyage and commission expenses	(7,138)	(4,084)	(434)	—	(11,656)	434	(11,222)
Administrative expenses(5)	(9,384)	(5,425)	(1,306)	—	(16,115)	1,306	(14,809)
Adjusted EBITDA	235,631	19,741	38,180	—	293,552	(38,180)	255,372
Balance sheet:
Total assets (6)	1,115,663	534,805	206,180	384,169	2,240,817	—	2,240,817
Other segmental financial information:
Capital expenditure (6)	(28,307)	(13,894)	—	—	(42,201)	—	(42,201)

	December 31, 2017
(in thousands of $)	FSRU	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment and Consolidated Reporting
Statement of operations:
Total operating revenues	316,599	116,503	—	—	433,102
Vessel operating expenses	(47,960)	(20,318)	—	—	(68,278)
Voyage and commission expenses	(8,375)	(1,319)	—	—	(9,694)
Administrative expenses(5)	(10,029)	(5,181)	—	—	(15,210)
Adjusted EBITDA	250,235	89,685	—	—	339,920

Balance sheet:
Total assets (6)	1,149,595	545,225	—	732,551	2,427,371

Other segmental financial information:
Capital expenditure (6)	(11,226)	(11,215)	—	—	(22,441)

(1) Includes revenue relating to operating and service contracts, that is a non-lease component of sales-type leases recognized on a straight line basis over the contract term.
(2) Relates to the effective share of revenues, expenses and Segment EBITDA attributable to our 50% ownership of the Hilli Common Units which we acquired in July 2018 (see note 10). The earnings attributable to our investment in Hilli LLC are reported in the equity in net earnings of affiliate on the consolidated income statement.
(3) Relates to assets not allocated to a segment, but included to reflect the total assets in the consolidated balance sheet.
(4) Eliminations reverse the effective earnings attributable to our 50% ownership of the Hilli Common Units and the amounts invoiced under the sales-type lease. There are no transactions between reportable segments.
(5) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for FLNG relate to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units.
(6) Total assets and capital expenditure by segment refers to our principal assets and capital expenditure relating to our vessels, including the net investment in leased vessel.

Revenues from external customers

During 2019, our FSRUs and LNG carriers operated under time charters with nine charterers, including, among others, Petrobras, PT Nusantara Regas (“PTNR”), the Hashemite Kingdom of Jordan (“Jordan”), and Kuwait National Petroleum Company (“KNPC”).

For the years ended December 31, 2019, 2018 and 2017, revenues from each of the following customers accounted for over 10% of our total consolidated operating revenues:

(in thousands of $)	Segment	2019		2018		2017
PTNR	FSRU	68,089	23%	68,474	17%	72,495	17%
Petrobras	FSRU	64,368	21%	63,098	16%	94,588	22%
Jordan	FSRU	57,535	19%	57,337	14%	57,144	13%
KNPC	FSRU	40,379	13%	48,093	12%	47,646	11%
Dubai Supply Authority	FSRU	—	—	56,823	14%	44,726	10%

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

Revenues (in thousands of $)	2019	2018	2017
Indonesia	68,089	68,474	72,495
Brazil	64,368	63,098	94,588
Jordan	57,535	57,337	57,144
Kuwait	40,379	48,093	47,645
United Arab Emirates	—	56,823	44,726

Fixed assets (in thousands of $)	2019	2018
Jordan	254,881	261,163
Kuwait	262,530	258,942
Brazil	203,889	214,018
Indonesia	149,247	163,230

7. (LOSSES)/GAINS ON DERIVATIVES AND OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2019	2018	2017

Mark-to-market (losses)/gains for interest rate swap derivatives	(43,746)	(1,455)	12,073
Interest income/(expense) on un-designated interest rate swaps	4,950	2,161	(7,554)
Mark-to-market adjustment on Earn-Out Units (1)	—	7,400	(441)
Gains on repurchase of cross currency interest rate swap	—	—	3,718
(Losses)/gains on derivative instruments	(38,796)	8,106	7,796

Foreign exchange (losses)/gains on finance lease obligations and related restricted cash	(941)	1,105	(659)
Amortization of debt guarantee (see note 25)	2,065	503	—
Financing arrangement fees and other costs	(531)	(1,363)	(527)
Foreign exchange gains/(losses) on operations	82	(837)	(378)
Losses on repurchase of 2012 High-Yield Bonds(2)	—	—	(7,876)
Foreign exchange losses on 2012 High-Yield Bonds	—	—	(3,103)
Premium paid on repurchase of 2012 High-Yield Bonds	—	—	(2,820)
Other financial items, net	675	(592)	(15,363)

(Losses)/gains on derivatives and other financial items, net	(38,121)	7,514	(7,567)

(1) This relates to the mark-to-market movement on the Earn-Out Units issued in connection with the IDR reset transaction in October 2016 which were recognized as a derivative liability in our consolidated balance sheet. In October 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units will not be issued. Accordingly, we have recognized a $nil valuation on the Earn-Out Units derivatives as of December 31, 2018, resulting in a mark-to-market gain related to the Earn-Out Units. See notes 28 and 29.

(2) This relates to foreign exchange loss arising from the early repurchase of our 2012 High-Yield Bonds of $2.9 million and the reclassification of a $5.0 million loss from the Accumulated Other Comprehensive Loss upon cessation of hedge accounting for the related cross currency interest rate swap.

8. INCOME TAXES

The components of income tax expense are as follows:

(in thousands of $)	2019	2018	2017
Current tax expense	14,342	15,737	9,825
Deferred tax expense	3,620	1,728	7,171
Total income tax expense	17,962	17,465	16,996

The income taxes for the years ended December 31, 2019, 2018 and 2017 differed from the amounts computed by applying the Marshall Islands statutory income tax rate of 0% for all years as follows:

(In thousands of $)	2019	2018	2017
Effect of taxable income in various countries	18,023	16,342	16,311
Effect of change on uncertain tax positions	(61)	1,329	685
Effect of recognition of deferred tax asset and liabilities	—	(206)	—
Total tax expense	17,962	17,465	16,996

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of vessels is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must either satisfy certain public trading requirements or be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. We believe that we satisfied these requirements and therefore by virtue of the above provisions, we were not subject to tax on our U.S. source income.

Jurisdictions open to examination

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are UK (2018), Brazil (2014), Indonesia (2017), Kuwait (2019), Jordan (2015) and Barbados (2017). Interest and penalties charged to “Income taxes” in our statement of operations amounted to $0.2 million $0.1 million and $0.6 million for the years ended December 31, 2019, 2018 and 2017 respectively.

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

(in thousands of $)	2019	2018
At January 1
Deferred tax assets	103	250
Deferred tax liabilities (see note 23)	(7,126)	(5,545)
	(7,023)	(5,295)
Recognized in the year
Adjustment in respect of prior year	(1,537)	331
Utilization of tax losses	—	(271)
Recognition of deferred tax liability on fixed asset temporary differences	(2,083)	(1,788)
	(3,620)	(1,728)
At December 31
Deferred tax assets	—	103
Deferred tax liabilities (see note 23)	(10,643)	(7,126)
	(10,643)	(7,023)

There is no deferred tax asset as of December 31, 2019. The total deferred tax asset as of December 31, 2018 is related to the tax depreciation in excess of the accounting depreciation in respect of branch operations in Barbados.

The total deferred tax liability as of December 31, 2019 and 2018, related to the tax basis for the Golar Eskimo being lower than the accounting net book value.

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or (ii) in the case of PTGI, the Partnership intends to utilize surplus earnings to reduce borrowings or reinvest its earnings, as opposed to making any distribution.

9. OPERATING LEASES

The minimum contractual future rentals represent revenues to be recognized on a straight line basis for each of the following periods, as of December 31, 2019:

Year ending December 31, (in thousands of $)	Total
2020	261,950
2021	262,779
2022	229,597
2023	136,696
2024 and thereafter	137,344
Total	1,028,366

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

Jordan has the option, for a termination fee, to terminate the charter after the fifth anniversary of the delivery date of the Golar Eskimo. The minimum contractual future revenues above assume that this option will not be exercised.

All our vessels are held for contractual future leasing, see note 13 and note 14. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

The components of operating lease income were as follows:

(in thousands of $)	2019
Operating lease income	291,806
Variable lease income (1)	2,148
Total operating lease income	293,954

(1)‘Variable lease income’ is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable leases.

10. INVESTMENT IN AFFILIATE

The components of equity in net assets of our non-consolidated affiliate are as follows:

(in thousands of $)	2019	2018
Equity in net assets of affiliate at January 1,	206,180	—
Net purchase price on acquisition	—	199,728
Dividends	(17,450)	(5,581)
Equity in net earnings of affiliate	4,540	1,190
Fair value of debt guarantee (see note 25)	—	10,843
Equity in net assets of affiliate at December 31	193,270	206,180

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

We entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “Hilli LLC Agreement”) on July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units and the Series B Special Units. We do not own any of the Series A Special Units or Series B Special Units. The ownership interests of Hilli LLC are represented below:

Percentage ownership interest
Hilli Common Units
The Partnership	50.0%
Golar	44.6%
Keppel	5.0%
B&V	0.4%

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

The Series A Special Units are entitled to receive the “Series A Distributions,” which means, with respect to any quarter, 100% of any Incremental Perenco Revenues received by Hilli Corp during such quarter. “Incremental Perenco Revenues” is contractually defined as:
•any cash received by Hilli Corp from revenue invoiced to the extent such revenue invoiced are based on tolling fees under the LTA relating to an increase in the Brent Crude price above $60 per barrel; less
•any incremental tax expense arising from or related to any cash receipts referred to in the bullet point above; less
•the pro-rata portion of any costs that may arise as a result of the underperformance of the Hilli “Underperformance Costs”) incurred by Hilli Corp during such quarter.

Series B Special Units are entitled to receive the “Series B Distributions,” which means, with respect to any quarter, an amount equal to 95% of Revenues Less Expenses received by Hilli Corp during such quarter. “Revenues Less Expenses” is contractually defined as:
•the cash receipts from revenues invoiced by Hilli Corp as a direct result of the employment of more than the first 50% of LNG production capacity for the Hilli, before deducting any Underperformance Costs (unless the incremental capacity above the first 50% is supplied under the terms of the LTA and the term of the LTA is not expanded beyond 500 billion cubic feet of feed gas), excluding, for the avoidance of doubt, any Incremental Perenco Revenues; less
•any incremental costs whatsoever, including but not limited to operating expenses, capital costs, financing costs and tax costs, arising as a result of employing and making available more than the first 50% of LNG production capacity for the Hilli; less
•any reduction in revenue attributable to the first 50% of LNG production capacity availability as a result of making more than 50% of capacity available under the LTA (including, but not limited to, for example, as a result of a tolling fee rate reduction as contemplated in the LTA); less
•the pro-rata share of Underperformance Costs incurred by Hilli Corp during such quarter.

Hilli Common Units: Distributions to Hilli Common Units may not be made until any Series A Distributions and Series B Distributions for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been paid. Hilli LLC Common Unitholders may also receive, with respect to any quarter, an amount equal to 5% of Revenues less Expenses received by Hilli Corp during such quarter.

Summarized financial information of Hilli LLC*

The following table summarizes the financial information of Hilli LLC shown on a 100% basis as of and for the years ended December 31, 2019 and 2018:

(in thousands of $)	2019	2018
Balance sheet
Current assets	54,000	124,642
Non-current assets	1,300,065	1,392,711
Current liabilities	(45,106)	(109,773)
Non-current liabilities	(924,578)	(1,004,184)

Statement of operations
Liquefaction services revenue	218,095	127,625
Net income	70,756	77,842

*The summarized financial information of Hilli LLC excludes the Hilli LLC lessor VIE's financial information.

11. TRADE ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, there was no provision for doubtful accounts.

12. OTHER CURRENT ASSETS

(in thousands of $)	2019	2018
Prepaid expenses	2,087	2,386
Other receivables	9,807	2,346
Mark-to-market interest rate swaps valuation (see note 24)	—	1,802
	11,894	6,534

As at December 31, 2019, ‘Other receivables’ includes an amount of $8.2 million that is expected to be recovered through indemnity clauses relating to past performance of a bareboat charter and operating and services agreement with a charterer. The indemnity relates to how the bareboat charter and operating and services agreement should be taxed under the Jamaican tax authority and the receivable includes withholding and payroll taxes that are treated as operating expenses. As of December 31, 2019, corresponding liabilities of $0.6 million and $7.6 million for payment of taxes and associated charges are included within ‘Accrued expenses’ (note 19) and ‘Other current liabilities’ (note 20), respectively.

13. VESSELS AND EQUIPMENT, NET

	2019
(in thousands of $)	Vessels	Drydocking expenditure	Mooring equipment	Total
Cost
As of January 1	2,143,388	65,088	37,826	2,246,302
Additions	7,547	5,933	—	13,480
Disposal (1)	(208,987)	(17,430)	—	(226,417)
Write-off of fully depreciated and amortized asset	—	(6,363)	—	(6,363)
As of December 31	1,941,948	47,228	37,826	2,027,002

Depreciation and amortization
As of January 1	(663,123)	(23,804)	(23,618)	(710,545)
Charge for the year	(55,796)	(8,282)	(3,547)	(67,625)
Disposal (1)	113,676	794	—	114,470
Write-off of fully depreciated and amortized asset	—	6,363	—	6,363
As of December 31	(605,243)	(24,929)	(27,165)	(657,337)

Net book value as at December 31	1,336,705	22,299	10,661	1,369,665

	2018
(in thousands of $)	Vessels	Drydocking expenditure	Mooring equipment	Total
Cost
As of January 1	2,132,856	88,450	37,826	2,259,132
Additions	10,549	17,853	—	28,402
Write-off of fully depreciated and amortized asset	(17)	(41,215)	—	(41,232)
As of December 31	2,143,388	65,088	37,826	2,246,302

Depreciation and amortization
As of January 1	(600,578)	(49,559)	(20,072)	(670,209)
Charge for the year	(62,562)	(15,460)	(3,546)	(81,568)
Write-off of fully depreciated and amortized asset	17	41,215	—	41,232
As of December 31	(663,123)	(23,804)	(23,618)	(710,545)

Net book value as at December 31	1,480,265	41,284	14,208	1,535,757

(1) Relates to the de-recognition of the vessel asset carrying value of the Golar Freeze. See note 15.

As of December 31, 2019 and 2018, vessels and equipment with a net book value of $1,241.9 million and $1,402.6 million, respectively, were pledged as security for certain debt facilities (see note 26).

The following table presents the market values and carrying values of seven of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2019. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

Vessel	2019 Market value(1)	2019 Carrying value	Deficit
(in millions of $)
Golar Winter	164.0	204.0	(40.0)
NR Satu	115.0	149.0	(34.0)
Methane Princess	63.0	108.0	(45.0)
Golar Maria	82.0	172.0	(90.0)
Golar Grand	84.0	102.0	(18.0)
Golar Mazo	51.0	128.0	(77.0)
Golar Igloo	261.0	263.0	(2.0)

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

14. VESSEL UNDER FINANCE LEASE, NET

	2019
(in thousands of $)	Vessels	Drydocking expenditure	Total
Cost
As of January 1, and December 31,	163,231	11,280	174,511

Depreciation and amortization
As of January 1	(59,425)	(375)	(59,800)
Charge for the year	(4,022)	(2,256)	(6,278)
As of December 31	(63,447)	(2,631)	(66,078)

Net book value as at December 31	99,784	8,649	108,433

	2018
	Vessels	Drydocking expenditure	Total
Cost
As of January 1	160,535	8,305	168,840
Additions	2,696	11,104	13,800
Write-off of fully depreciated and amortized asset	—	(8,129)	(8,129)
As of December 31	163,231	11,280	174,511

Depreciation and amortization
As of January 1	(55,510)	(7,385)	(62,895)
Charge for the year	(3,915)	(1,119)	(5,034)
Write-off of fully depreciated and amortized asset	—	8,129	8,129
As of December 31	(59,425)	(375)	(59,800)

Net book value as at December 31	103,806	10,905	114,711

As of December 31, 2019 and 2018, we operated one vessel, the Methane Princess, under a finance lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 22. In connection with the Methane Princess Lease, we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The depreciation and amortization expense for the year is offset against the amortization of the deferred credit in the statement of operations (see note 23).

15.                                      INVESTMENT IN LEASED VESSEL, NET

On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in lease classification from an operating lease to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value, the recognition of net investment in leased vessel (consisting of present value of the future lease receivables and unguaranteed residual value), and a gain on disposal of $4.2 million, which is included within "Other non-operating income" in our consolidated statement of operations. Post modification to sales-type lease, all charter hire revenue from the Golar Freeze Finance Lease is to be recognized as interest income. We recognized interest income of $9.5 million for the year ended December 31, 2019, which is included within "interest income" in our consolidated statement of operations.

The following table lists the components of our investment in leased vessel, net and the maturity profile of the undiscounted lease receivables:

Year ending December 31, (in thousands of $)
2020	18,300
2021	18,250
2022	18,250
2023	18,250
2024 and thereafter	189,350
Total minimum lease receivable	262,400
Unguaranteed residual value	16,000
Gross investment in sales-type lease	278,400
Less: unearned interest income	(164,263)
Investment in leased vessel, net	114,137
Less: current portion of investment in leased vessel, net	(2,308)
Non-current portion of investment in leased vessel, net	111,829

The charter includes an option, upon twelve months written notice of a termination not before the 3 years anniversary of the charter commencement date in order to substitute the FSRU for an alternative vessel but only if certain throughput targets have not been achieved. In this event we have a matching right. The charter also includes a 5-year extension option. We have assumed that this option will not be exercised.

16. INTANGIBLE ASSETS, NET

(in thousands of $)	2019	2018
Cost
As of January 1	114,616	114,616
Write-off of fully amortized asset	(19,099)	—
As of December 31	95,517	114,616

Depreciation, amortization and impairment
As of January 1	(54,247)	(41,410)
Charge for the year	(9,960)	(12,837)
Write-off of fully amortized asset	19,099	—
As of December 31	(45,108)	(54,247)

Net book value as at December 31	50,409	60,369

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreements acquired in connection with the acquisition of the Golar Igloo in March 2014 and Golar Eskimo in January 2015. The intangible asset acquired in connection with the acquisition of the Golar Igloo was amortized over the term of the contract with KNPC, which expired in December 2019. Accordingly, the intangible asset in connection with the Golar Igloo was fully amortized and written off as of December 31, 2019. The intangible asset acquired in connection with the acquisition of the Golar Eskimo is amortized over the term of the contract initially entered into with Jordan for ten years with termination option after five years expected not to be exercised. Both intangible assets have been assigned a zero residual value. As of December 31, 2019, there was no impairment of intangible assets.

Amortization expense for the years ended December 31, 2019, 2018 and 2017 was $10.0 million, $12.8 million and $12.9 million respectively.

The estimated future amortization of intangible assets as of December 31, 2019 is as follows:

Year Ending December 31, (in thousands of $)
2020	9,114
2021	9,114
2022	9,114
2023	9,114
2024	9,114
2025	4,839
Total	50,409

17. RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash balances are as follows:

(in thousands of $)	2019	2018
Methane Princess lease security deposits (see note 22) (1)	114,676	112,362
Restricted cash relating to the $800 million facility (see note 21) (2)	23,552	30,845
Restricted cash relating to our interest rate swaps (see note 24)	14,810	6,480
Restricted cash relating to the NR Satu facility (see notes 5 and 21)	9,543	10,209
Restricted cash relating to security deposits(3)	19,680	12,548
Total restricted cash	182,261	172,444
Less: current portion of restricted cash	(46,333)	(31,330)
Non-current restricted cash	135,928	141,114

Restricted cash does not include minimum consolidated cash balances of $30.0 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in “Cash and cash equivalents” (see note 21).

(1) As of December 31, 2019 and 2018, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 22 was $114.7 million and $112.4 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon Pound Sterling LIBOR.

(2) Restricted cash required by the $800 million facility provides additional security to the lenders following the early termination of the Golar Spirit's charter and amendments to the Golar Freeze's charter. Under the amendments in 2018 to the $800 million facility, the restricted cash relating to the Golar Freeze was released upon securing an acceptable replacement charter. The amendments also allow for a stepped reduction in the value of the security deposit for the Golar Spirit. The security deposit may be applied against Golar Spirit's proportion of the $800 million facility quarterly repayment. The security deposit will be reduced to $16.5 million in 2020. The security deposit will be fully utilized in 2021 on the final repayment of the $800 million facility. The security deposit may be released if we are able to enter into a suitable charter for the Golar Spirit.

(3) As of December 31, 2019 and 2018, the value of collateral deposits required to secure performance guarantees issued to charterers on our behalf by banks was $18.1 million and $12.5 million, respectively. As of December 31, 2019 we held an outstanding bid bond with one of our charterers with a value of $1.6 million, which will mature in 2020. These security deposits are also referred to in these financial statements as restricted cash.

18. OTHER NON-CURRENT ASSETS

(in thousands of $)	2019	2018
Other non-current assets	1,494	2,342
Mark-to-market interest rate swaps valuation (see note 24)	1,285	15,815
	2,779	18,157

Other non-current assets consist of capitalized commission expenses and lease incentives incurred in connection with the NR Satu time charter amounting to $1.5 million and $2.2 million as of December 31, 2019 and 2018, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for each of the years ended December 31, 2019, 2018 and 2017 was $0.7 million, which are recognized mainly under “Voyage and commission expenses” in the statement of operations.

19. ACCRUED EXPENSES

(in thousands of $)	2019	2018
Current tax payable	9,134	12,155
Interest expense	7,036	7,887
Vessel operating and drydocking expenses	6,503	6,824
Administrative expenses	778	363
	23,451	27,229

Current tax payable includes provision for interest and penalties of $0.2 million and $0.1 million for the years ended December 31, 2019 and 2018, respectively. Within current tax payable, $0.6 million of tax payable is expected to be recovered through indemnity clauses relating to past performance of a bareboat charter and operating and services agreement with a charterer. A corresponding asset has been recognized in ‘Other receivables’ (see note 12).

20. OTHER CURRENT LIABILITIES

(in thousands of $)	2019	2018
Mark-to-market interest rate swaps valuation (see note 24)	36,167	8,753
Other creditors	7,910	1,410
Deferred revenue	7,720	10,636
Guarantee (see note 25)	1,772	2,066
Preferred units dividend payable (see note 28)	1,509	1,543
Deferred credits from finance lease transactions (see note 23)	625	625
	55,703	25,033

Other creditors include $7.6 million of withholding and payroll taxes that is expected to be recovered through indemnity clauses relating to past performance of a bareboat charter and operating and services agreement with a charterer. A corresponding asset has been recognized in ‘Other receivables’ (see note 12).

21. DEBT

(in thousands of $)	2019	2018
Total debt, net of deferred finance charges	1,216,933	1,272,350
Less: Current portion of long-term debt due to third parties, net of deferred finance charges	(225,254)	(75,451)
Long-term debt, net of deferred finance charges	991,679	1,196,899

Our outstanding debt as of December 31, 2019 is repayable as follows:

Year Ending December 31, (in thousands of $)
2020	228,186
2021	793,568
2022	57,431
2023	12,819
2024	12,836
2025 and thereafter	118,104
Total debt	1,222,944
Less: deferred finance charges	(6,011)
Total debt, net deferred finance charges	1,216,933

As of December 31, 2019 and 2018, the maturity dates for our total debt were as follows:

(in thousands of $)	2019	2018	Maturity date
2015 Norwegian Bonds	150,000	150,000	2020
$800 million credit facility	568,000	595,000	2021
2017 Norwegian Bonds	250,000	250,000	2021
NR Satu Facility	74,113	88,863	2022
Eskimo SPV Debt*	180,831	199,237	2025
Total debt	1,222,944	1,283,100
__________________________________________
* This represents the total loan facility drawn down by the subsidiary of CMBL, which we consider to be a VIE. We determined that we are the primary beneficiary of this VIE as we are expected to absorb the majority of the VIEs’ losses and residual gains associated with the vessel sold and leased backed from the subsidiary of CMBL. Accordingly, the VIE and its related loan facilities are consolidated in our results. See note 2 and note 5.

2015 Norwegian Bonds

In May 2015, we completed the issuance and sale of $150 million aggregate principal amount of five years non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. In connection with the issuance of the 2015 Norwegian Bonds, we entered into an economic hedge interest rate swap arrangement to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%. Refer to note 30 ‘Subsequent events’ for more information.

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

The $800 million credit facility has a five-year term and the initial credit facility consisted of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility was reduced by $25.0 million on September 30, 2017. The requirement for the revolving credit facility to be reduced by a further $50.0 million in September 2018 was waived until maturity. As of December 31, 2019, we had drawn down $125.0 million on the revolving credit facility. The term loan facility is repayable in quarterly installments with a total final balloon payment of $378.0 million together with any amounts outstanding under the revolving facility. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of December 31, 2019, the balance outstanding under the $800 million credit facility amounted to $568.0 million. Management is currently exploring various options to obtain the necessary funds to refinance the maturing credit facility. We have a track record of successfully refinancing our debt requirements and given the strong fundamentals of the underlying assets (contracted cash flows and existing leverage ratios), we believe that it is probable that we will obtain the necessary funding to meet our payment obligations under the maturing $800 million credit facility in April 2021.

The facility requires a security deposit to be held for the period of the loan, unless certain conditions are met. These balances are referred to in these consolidated financial statements as restricted cash. As of December 31, 2019, the value of the restricted cash deposit secured against the loan was $23.6 million. See note 17.

2017 Norwegian Bonds

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our 2017 Norwegian Bonds (the “2017 Norwegian Bonds”) which will mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. The 2017 Norwegian Bonds were listed on the Oslo Bors in July 2017. Refer to note 30 ‘Subsequent events’ for more information.
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

As of December 31, 2019, the balance outstanding under the New NR Satu facility was $74.1 million. The facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these Consolidated Financial Statements as restricted cash. As of December 31, 2019, the value of the restricted cash deposit secured against the loan was $9.5 million. See note 17.

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

Debt and lease restrictions

As of December 31, 2019, we were in compliance with all covenants under our existing debt and lease agreements.

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

22. OBLIGATION UNDER FINANCE LEASE

(in thousands of $)	2019	2018
Total obligation under finance lease	122,779	119,683
Less: current portion of obligation under finance lease	(1,990)	(1,564)
Non-current portion of obligation under finance lease	120,789	118,119

As of December 31, 2019 and 2018, we operated one vessel under a finance lease.

The leasing transaction, which occurred in August 2003, was in relation to the Methane Princess. We novated the Methane Princess contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (the “Methane Princess Lease”). The lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 17.

As of December 31, 2019, we are committed to make quarterly minimum finance lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2020	8,353
2021	8,678
2022	9,007
2023	9,343
2024 and thereafter	155,264
Total minimum lease payments	190,645
Less: Imputed interest	(67,866)
Present value of minimum lease payments	122,779

The interest element of the lease rentals is accrued at a floating rate based upon Pound Sterling LIBOR.

We determined that the entity that owned the Methane Princess was a variable interest entity in which we have a variable interest and are the primary beneficiary. Upon the initial transfer of the Methane Princess to the financial institution, we measured the subsequently leased vessel at the same amount as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

23. OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2019	2018
Deferred tax liability (see note 8)	10,643	7,126
Guarantee (see note 25)	6,504	8,275
Deferred credits from finance lease transactions	14,149	14,774
	31,296	30,175

Deferred credits from finance lease transactions

(in thousands of $)	2019	2018
Deferred credits from finance lease transactions	24,691	24,691
Less: Accumulated amortization	(9,917)	(9,292)
	14,774	15,399
Current	625	625
Non-current	14,149	14,774
	14,774	15,399

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

We manage our debt and finance lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. We hedge account for certain of our interest rate swap arrangements designated as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings, within other financial items, net, in the same period as the hedged items affect earnings.

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year Ended	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2019	1,557,834	2020	to	2026	1.12%	to	2.90%
Receiving floating, pay fixed	December 31, 2018	1,783,325	2019	to	2026	1.07%	to	2.90%

Interest swaps with a notional value of $146.6 million matured during the year ended December 31, 2019.

We entered into new interest rate swaps with a notional value of $637.2 million, restructured an existing interest rate swap with a notional value of $100.0 million, and terminated swaps with a notional value of $122.5 million during the year ended December 31, 2018.

Foreign currency risk

For the periods reported, the majority of our vessels’ gross earnings were receivable in U.S. dollars and the majority of our transactions, assets and liabilities were denominated in U.S. dollars, our functional currency. However, we incur expenditures in other currencies. Our finance lease obligation and related restricted cash deposit are denominated in Pound Sterling. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

A net foreign exchange loss of $0.9 million, gain of $1.1 million and loss of $0.7 million arose in the years ended December 31, 2019, 2018 and 2017, respectively. The net foreign exchange loss of $0.9 million that arose in the year ended December 31, 2019 was a result of the retranslation of our finance lease obligations and the cash deposits securing those obligations.

As of December 31, 2019, and 2018 we had no foreign currency forward contracts.

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year. We do not have any level 3 financial instruments.

The carrying value and estimated fair value of our financial instruments at December 31, 2019 and 2018 are as follows:

(in thousands of $)	Fair Value Hierarchy	2019 Carrying Value	2019 Fair Value	2018 Carrying Value	2018 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	47,661	47,661	96,648	96,648
Restricted cash and short-term deposits	Level 1	182,261	182,261	172,444	172,444
2015 and 2017 Norwegian Bonds(1)	Level 1	400,000	394,715	400,000	396,843
Long-term debt—floating(2)	Level 2	822,944	822,944	883,100	883,100
Obligation under finance lease(2)	Level 2	122,779	122,779	119,683	119,683
Derivatives:
Interest rate swaps asset(3)	Level 2	1,285	1,285	17,617	17,617
Interest rate swaps liability(3)	Level 2	36,167	36,167	8,753	8,753

1.This pertains to bonds with a combined carrying value of $400.0 million as of December 31, 2019 (2018: $400.0 million) which is included under long-term debt on the balance sheet. The fair value of the bonds as of December 31, 2019 was $394.7 million (2018: $396.8 million), which represents 98.7% (2018: 99.2%) of their face value.
2.Our debt and finance lease obligation are recorded at amortized cost in the consolidated balance sheets. Debt is presented in the above table, gross of deferred financing cost of $6.0 million as of December 31, 2019 (2018: $10.8 million).
3.Derivative liabilities are captured within other current liabilities and derivative assets are captured within other current and non-current assets on the consolidated balance sheet.

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

The estimated fair value of long-term obligations under finance lease is considered to be equal to the carrying value since it bears interest at a variable interest rate, which is reset on a quarterly basis.

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption "(Losses)/gains on derivative instruments” (see note 7).

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

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2019 and 2018 would be adjusted as detailed in the following table:

	December 31, 2019			December 31, 2018
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	1,285	(1,029)	256	17,617	(3,281)	14,336
Total liability derivatives	36,167	(1,029)	35,138	8,753	(3,281)	5,472

Under one of our interest rate swaps we were required to provide initial cash collateral of $2.5 million and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2019, cash collateral amounting to $14.8 million has been provided (see note 17).

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

During the year ended December 31, 2019, nine charterers accounted for the majority of our operating revenues. We consider the credit risk of these customers to be low. See note 6.

25. RELATED PARTY TRANSACTIONS

Transactions with related parties:

(in thousands of $)	2019	2018	2017
Transactions with Golar and affiliates:
Time charter revenues (a)	—	—	17,423
Management and administrative services fees (b)	(9,645)	(9,809)	(7,762)
Ship management fees (c)	(4,460)	(5,200)	(5,903)
Interest expense on short-term loans (d)	(109)	—	—
Share options expense (e)	—	—	(228)
Income on deposits paid to Golar (f)	—	4,779	4,622
Distributions with Golar, net (g)	(19,291)	(42,842)	(52,255)
Transactions with others:
Dividends to China Petroleum Corporation (h)	—	—	(7,000)

Amounts due from/(to) related parties:

As of December 31, 2019 and 2018, balances with related parties consisted of the following:

(in thousands of $)	2019	2018
Balances due from/(to) Golar and its affiliates (d)	2,845	(4,091)
Methane Princess lease security deposit movements (i)	2,253	2,854
	5,098	(1,237)

(a) Time charter revenues - In connection with our acquisition of the Golar Grand in November 2012, Golar provided us with an option pursuant to which in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, we could require Golar to charter the vessel through to November 2017 at approximately 75% of the hire rate that would have been payable by the charterer. In February 2015, we exercised this option. In May 2017, Golar Grand started its new charter with a major international oil and gas company (the “New Grand Charter”). We sub-chartered back the Golar Grand from Golar at the same time charter rate as the New Grand Charter. The daily time charter rate receivable from Golar under the option had reverted back to the original rate following the vessel's drydocking in April 2017 but was reduced by the sub-charter income under the New Grand Charter. Following the cessation of the arrangement in November 2017, we earned $17.4 million in relation to this charter for year ended December 31, 2017.

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

(d) Interest expense on short-term loan, balances due from/(to)Golar and its affiliates - Receivables and payables with Golar and its affiliates primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, dividends due in respect of the Hilli Common Units, and other related party arrangements, including the Hilli Acquisition. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances due from and to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In November 2019, we borrowed $15.0 million from Golar, with the loan bearing interest at a rate of LIBOR plus 5.0%. We repaid the loan in full, including interest of $0.1 million, on December 30, 2019.

The movement in the net balance due to Golar and its affiliates as of December 31, 2019 is mainly attributable to the settlement of the outstanding amount due to Golar in relation to the Hilli Acquisition.

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

(f) Income on deposits paid to Golar - In May 2016, we completed the Tundra Acquisition and paid total cash purchase consideration of $107.2 million. In May 2017, we elected to exercise our right (the "Tundra Put Right") under the Tundra Letter Agreement to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the Tundra Put Sale on October 17, 2017 in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount were applied to the net purchase price of the Hilli Acquisition on July 12, 2018. We received under the Tundra Letter Agreement $2.2 million as interest income for the year ended December 31, 2017.

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the Hilli Acquisition. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we received interest at a rate of 5% per annum. We have accounted for $nil, $4.8 million, and $2.4 million as interest income for the years ended December 31, 2019, 2018 and 2017 on the Deferred

Purchase Price and $70 million deposit. We applied the deposit and interest accrued to the net purchase price on July 12, 2018, upon completion of the Hilli Acquisition.

(g) Distributions with Golar, net - We have declared and paid quarterly distributions totaling $36.8 million, $48.4 million, and $52.3 million to Golar for each of the years ended December 31, 2019, 2018 and 2017, respectively in respect of the Common Units and General Partner units owned by it.
During the years ended December 31, 2019 and 2018, Hilli LLC declared quarterly distributions totaling $17.5 million and $5.6 million, in respect of the Hilli Common Units owned by us. As of December 31, 2019 and 2018, we have a dividend receivable of $4.5 million and $3.6 million, respectively.

(h) Dividends to China Petroleum Corporation - During the years ended December 31, 2019, 2018, and 2017, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $nil, $nil and $7.0 million, respectively, as the Golar Mazo charter expired in December 2017.

(i) Methane Princess Lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement (see below). Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During the years ended December 31, 2019, 2018, and 2017, PT Pesona received an agency fee of $0.5 million, $0.9 million and $0.5 million, respectively. PT Pesona and certain of its subsidiaries also charged vessel management fees to us for the provision of technical and commercial management of the vessels amounting to $0.2 million for each of the years ended December 31, 2019, 2018, and 2017.

Acquisitions from Golar

As described in note (f) above, on July 12, 2018, we purchased 50.0% of the Hilli Common Units from Golar, affiliates of Keppel and B&V. See note 10.

Omnibus Agreement

In connection with our IPO in April 2011, we entered into an Omnibus Agreement with Golar, Golar GP LLC (our “General Partner”) and others governing, among others:

•to what extent we and Golar may compete with each other;
•certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and
•the provision of certain indemnities to us by Golar.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify us in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess and other vessels previously financed by UK tax leases or in relation to the restructuring terminations in 2010. See note 26.

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

Hilli guarantees (in connection with the Hilli Acquisition)

(i) Debt

Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%. In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal and interest amounts payable by Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. We entered into a $480.0 million interest rate swap in relation to our proportionate share of the obligation under the Hilli Facility.

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

Pursuant to the Partnership Guarantee and the LOC Guarantee, we are required to comply with the following covenants and ratios:

•free liquid assets of at least $30 million throughout the Hilli Facility period;
•a maximum net debt to EBITDA ratio for the previous 12 months of 6.5:1; and
•a consolidated tangible net worth of $123.95 million.

As of December 31, 2019, the amount we have guaranteed under the Partnership Guarantee and the LOC Guarantee is $422.3 million (2018: $455.3 million), and the fair value of debt guarantee after amortization, presented under “Other current liabilities” and “Other non-current liabilities” in our consolidated balance sheet, amounted to $1.8 million and $6.5 million, respectively. As at December 31, 2019, we are in compliance with the covenants and ratios for both Hilli guarantees.

Operating expense reimbursement

Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses (as defined below) are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on the Closing Date, up to a maximum amount of $20 million in the aggregate. Golar, Keppel and B&V have agreed, for a period of eight years commencing on the closing date of the Hilli Acquisition, to reimburse us for (a) 50% of the amount, if any, by which Operating Expenses are greater than $39.5 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are greater than $5.2 million per year, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon. Included within the Hilli LLC declared distributions for the year ended December 31, 2019 is $2.2 million of reimbursements from Golar, Keppel and B&V for Operating Expenses.

Exchange of Incentive Distribution Rights ("IDRs")

Pursuant to the terms of the Exchange Agreement by and between the Partnership, Golar and our General Partner, Golar and our General Partner exchanged all of their IDRs in the Partnership (see note 28).

26. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2019	2018
Carrying value of vessels and equipment secured against long-term loans and finance leases	1,350,301	1,517,297
Carrying value of investment in leased vessel, net secured against long-term loans and finance leases	114,137	—
	1,464,438	1,517,297

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

Tax lease benefits

As of December 31, 2019, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2019, there was a net accrued gain of approximately $1.2 million (2018: $2.1 million).

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the Her Majesty's Revenue and Customs (the “HMRC”), the UK tax authorities, with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the applicable UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the applicable lease financing transaction. Furthermore, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in Note 17 “Restricted Cash” to our consolidated financial statements.

HMRC has been challenging the use of similar tax lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $32.0 million (£24.0 million). Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020, Golar received a closure notice to the inquiry, which states the basis of HMRC’s position. In December 2019, in conjunction with the lessor, Golar obtained supplementary legal advice confirming Golar's position, and consequently a notice of appeal against the closure notice was submitted to HMRC. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to our subsidiary, PTGI (see note 5), to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of waiver cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

In December 2019, the Indonesian tax authorities issued tax assessments for land & buildings tax to our subsidiary, PTGI for the years 2015 to 2019 inclusive in relation to the NR Satu, for the amount of $3.5 million. We have subsequently paid the tax assessed to the tax authorities during January 2020 to avoid further penalties. However, we intend to appeal against the assessments for the land & buildings tax and we believe we have reasonable grounds for success, on the basis of no precedent set from past case law and new legislation effective prospectively from January 1, 2020, that now specifically lists FSRUs as being an object liable to land & buildings tax, when it previously did not.

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

As of December 31, 2019, 99,000 options to purchase common units had been awarded to our directors and management under the GMLP LTIP. There were no options awarded in the year ended December 31, 2019.

The options had an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016, the grant date, and a contractual term of five years. The exercise price will be adjusted for each time we pay distributions. One third of the options vested in November 2017, the second third vested in November 2018 and the final third vested in November 2019.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model based on the following assumptions as of the grant date.

2017
Risk free interest rate	1.5%
Expected volatility of common units(1)	44.8%
Expected dividend yield(2)	0.0%
Expected life of options (in years)	5.0 years

(1) The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common units.
(2) The dividend yield has been estimated at 0.0% as the exercise price of the options are reduced by the value of distributions, declared and paid on a per unit basis.

A summary of option activity for the years ended December 31, 2019, 2018 and 2017 is presented below:

(in thousands of $, except per unit data)	Units (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2018	99	$16.10	2.9

Options outstanding at December 31, 2019	99	$14.49	1.9

Options exercisable at:
December 31, 2019	99	14.49	1.9
December 31, 2018	66	$16.10	2.9

	Year ended December 31
(in thousands of $)	2019	2018	2017
Fair value of unit options which fully vested in the year	233	233	233

Compensation cost recognized in the consolidated statement of operations	207	234	238

As at December 31, 2019, the intrinsic value of unit options that were both outstanding and exercisable was $nil, as the exercise price was higher than the market value of the common units underlying the options at year end (2018: $nil).

As of December 31, 2019, there is no unrecognized compensation cost relating to unit options outstanding.

28. EQUITY

At December 31, 2019, a total of 69.4% (2018: 69.4%) of the Partnership's common units outstanding were held by the public. The remaining common units were held by Golar and the 2.0% general partner interest was held by our General Partner. All of the Partnership's outstanding Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”) are held by the public.

Rights and Obligations of Partnership Units

•Common units. Common units represent limited partner interests in us. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our Board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the Board will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•General partner units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, subject to the rights of the holders of Series A Preferred Units in certain instances, the General Partner in its sole discretion appoints three of the seven members of the Board.

•IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved (see note 29). Pursuant to the partnership agreement, the IDRs are transferable without unitholder approval.

•Series A Preferred Units. The Series A Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. Series A Preferred Units have the voting rights described below under “Series A Preferred Units”. The Series A Preferred Units have preferential distribution rights to our common units and rank junior to all of our indebtedness as set forth below.

For additional information regarding the common units, general partner units, IDRs and Series A Preferred Units, please see our Registration Statement on Form 8-A/A filed on November 13, 2017.

Equity Issuances

The following table shows the movement in the number of preferred units, common units, and general partner units during the years ended December 31, 2019, 2018 and 2017:

(in units)	Preferred Units	Common Units	GP Units
December 31, 2016	—	64,073,291	1,318,517
February 2017 common unit offering	—	5,175,000	94,714
October 2017 preferred units offering	5,520,000	—	—
November 2017 earn-out units conversion (1st tranche)	—	374,295	7,639
During 2017 Common Unit ATM Program	—	145,675	2,973
December 31, 2017	5,520,000	69,768,261	1,423,843
January 2018 Common Unit ATM Program	—	617,969	12,548
During 2018 unit repurchase program	—	(930,866)	—
December 31, 2018	5,520,000	69,455,364	1,436,391
August 2019 unit repurchase program	—	(153,728)	—
December 31, 2019	5,520,000	69,301,636	1,436,391

In March 2018, our Board approved a common unit repurchase program of up to $25.0 million of our outstanding common units in the open market over a two-year period and subsequently increased the common unit repurchase program to $50 million in December 2018. During 2019, we repurchased a total of 153,728 common units (2018: 930,866 common units) under the common unit repurchase program for an aggregate cost of $1.6 million (2018: $14.0 million). In accordance with the provisions of the partnership agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

In September 2017, we entered into an equity distribution agreement with a sales agent pursuant to which we may, from time to time issue common units with an aggregate offering price of up to $150 million (the “Common Unit ATM Program”). During 2017 and 2018, we sold a total of 763,644 common units under the Common Unit ATM program, at an average gross sales price of $23.08 per unit, for which we received $17.4 million of net proceeds. In connection with such sales, our General Partner purchased 15,521 general partner units at an average price of $23.08 per unit, for which we received an additional $0.4 million of proceeds.

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

On the IDR Exchange Closing Date (i) the Old IDRs were exchanged by Golar and the General Partner and canceled by us, (ii) 100% of the New IDRs were issued to the General Partner and Golar, (iii) 2,425,435 and 568,929 additional common units were issued to the General Partner and Golar, respectively, and (iv) 61,109 general partner units were issued to the General Partner.

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

We recognized in 2017, a mark-to-market gain of $7.4 million reducing the fair value of the Earn-Out Units derivative to $nil. The issuance of the first 50% of the earn-out units valued at $8.0 million was transferred to equity in November 2017 (see note 24).

Series A Preferred Units

Our 8.75% Series A Cumulative Redeemable Preferred Units are listed on the Nasdaq Global Market under the symbol “GMLPP”.

On October 31, 2017 we sold in a registered public offering 5,520,000 of our Series A Preferred Units, liquidation preference $25.00 per unit. We raised proceeds, net of the underwriters discounts and offering fees, of $133.0 million.

The Series A Preferred Units rank:
•senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”);

•pari passu with any class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units with terms expressly providing that such class or series ranks on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Securities”);

•junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•junior to each other class or series of limited partner interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Senior Securities”). The Series A Preferred Units have no conversion or exchange rights and are not subject to any pre-emptive rights.

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

29. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per common unit are presented below:

(in thousands of $ except unit and per unit data)	2019	2018	2017
Common unitholders’ interest in net income	5,648	59,925	124,656
Less: distributions paid (1)	(112,201)	(137,335)	(160,069)
Over distributed earnings	(106,553)	(77,410)	(35,413)

Basic:
Weighted average common units outstanding (in thousands)	69,397	69,944	68,671
Diluted:
Weighted average common units outstanding (in thousands)	69,397	69,944	68,671
Earn-out units	—	—	654
Common unit and common unit equivalents	69,397	69,944	69,325
Earnings per unit - Common unitholders :
Basic	$0.08	$0.86	$1.82
Diluted	0.08	0.86	1.80

Cash distributions declared and paid in the period per common unit (2)	1.62	1.96	2.31
Subsequent event: Cash distributions declared and paid per common unit relating to the period (3)	0.40	0.40	0.58

__________________________________________
(1) Refers to distributions made or to be made to the common unitholders in relation to the period irrespective of the declaration and payment dates, and is based on the weighted average number of units outstanding in the period.
(2) Refers to cash distributions declared and paid during the period.
(3) Refers to cash distributions relating to the period, declared and paid subsequent to the period end.

As of December 31, 2019, of our total number of common units outstanding, 69.4% (2018: 69.4%) were held by the public and the remaining common units were held by Golar.

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

The Series A Preferred Units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary. See note 28.

30.  SUBSEQUENT EVENTS

Global COVID-19 Outbreak

After the balance sheet date, the outbreak of the 2019 coronavirus ("COVID-19") that originated in China and subsequently spread to many countries worldwide has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of COVID-19. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, and the global demand for oil, natural gas and LNG has declined significantly. To date our operations have been impacted primarily by the cancellation and/or delays of crew changes on our vessels, postponement of equipment maintenance and various inspections. However, the extent to which COVID-19 will impact our results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, the severity and duration of COVID-19 and the actions to contain or treat its impact. An estimate of the impact cannot therefore be made at this time. The severity and duration, as well as the impact of these factors remain uncertain but could have a material impact on our earnings, cash flow and financial condition.

Series A Preferred Units ATM Program

On January 28, 2020, the Partnership entered into a sales agreement with a sales agent (the "Agent"), relating to the Partnership’s 8.75% Series A Cumulative Redeemable Preferred Units representing limited partner interests (the "Series A Preferred Units"). In accordance with the terms of the sales agreement, we may, through the Agent, offer and sell from time to time, Series A Preferred Units having an aggregate offering price of up to $120.0 million.

Cash Distributions

In February 2020, we paid a cash distribution of $0.4042 per common unit in respect of the three months ended December 31, 2019 to unitholders of record as of February 7, 2020. We also paid a cash distribution of $0.546875 per Series A Preferred Unit for the period from November 15, 2019 through to February 14, 2020 to our Series A Preferred unitholders of record as of February 7, 2020.

On April 1, 2020, we announced a 95% reduction to our quarterly common unit distribution to $0.0202 per unit for the quarter ended March 31, 2020 (from $0.4042 per unit in the previous quarter).

Financing

In February 2020, we borrowed $25.0 million from Golar, with interest of LIBOR plus 5.0%. We repaid the loan in full, including interest.

2015 Norwegian Bonds and 2017 Norwegian Bonds Refinancing

On April 1, 2020, we announced the initiation of a process to seek bondholder approval for an extension of the maturity date by 18 months, subject to certain terms and conditions, for our 2015 Norwegian Bonds and our 2017 Norwegian Bonds. We intend to use the 18 month extension period to arrange a long-term refinancing of the 2015 Norwegian Bonds and the 2017 Norwegian Bonds, which has not been possible in light of the current turmoil in the Nordic and international capital markets due in part to the adverse conditions caused by COVID-19.

We have scheduled a bondholder meeting on May 5, 2020 to approve the proposed amendments to the 2015 Norwegian Bonds and the 2017 Norwegian Bonds (the "Norwegian Bond Amendments"). In turn for the 18 month extension we will pay an amendment fee of 0.5% of the par value of all of the 2015 Norwegian Bonds and 2017 Norwegian Bonds.The proposed amendments include the following:

2015 Norwegian Bonds: The interest rate on the 2015 Norwegian Bonds will increase by 185 basis points, from LIBOR plus 4.4% per annum to LIBOR plus 6.25% per annum. In addition, the repayment profile of the 2015 Norwegian Bonds will change from a bullet repayment on the original maturity date to amortization as follows:
•Equal instalments of $5 million (at 100% of par value), the first time on September 30, 2020 and thereafter on each interest payment date in the period up to and including the interest payment date in May 2021;

•Equal instalments of $3.75 million (at 100% of the par value) from, but excluding the interest payment date in May 2021 and on each interest payment date thereafter; and
•Repayment of the remaining amount at a price of 105% of the par value on the amended maturity date of November 22, 2021.

2017 Norwegian Bonds: The interest rate on the 2017 Norwegian Bonds will increase by 185 basis points, from LIBOR plus 6.25% per annum to LIBOR plus 8.1% per annum. In addition, the repayment profile of the 2017 Norwegian Bonds will change from a bullet repayment upon the original maturity date to amortization as follows:
•Equal instalments of $5 million (at 100% of par value), the first time on September 30, 2020 and thereafter on each interest payment date in the period up to and including the interest payment date in May 2021;
•Equal instalments of $6.25 million (at 100% of the par value) from, but excluding the interest payment date in November 2021 and on each interest payment date thereafter;
•Equal instalments of $10 million (at 100% of the par value) from and including the interest payment date in February 2022 after the 2015 Norwegian Bonds have been redeemed in full; and
•Repayment of the remaining amount at a price of 105% of the par value on the amended maturity date of November 22, 2022.

Under the Norwegian Bond Amendments, we may incur no additional financial indebtedness without applying the proceeds received therefrom to redeem the 2015 Norwegian Bonds and the 2017 Norwegian Bonds on a pro rata basis, other than certain permitted financial indebtedness incurred: (i) to repay existing financial indebtedness, (ii) by way of secured debt from financial institutions incurred in the ordinary course of business in connection with acquisitions of assets or (iii) an amount up to $25 million in aggregate, provided that the proceeds in the case of each of (i) to (iii) above are not applied for redemption of any or all of the 2017 Norwegian Bonds prior to the redemption of the 2015 Norwegian Bonds in full. In addition, the Norwegian Bond Amendments will contain a provision prohibiting us from paying distributions to our common unit holders in an amount greater than (i) $0.0808 per common unit per annum or (ii) the aggregate amount of cash equity raised. Additionally, under the Norwegian Bond Amendments, we will not be permitted to repurchase any of our common or preferred units

As of April 30, 2020, we had received support from bondholders for the required two-thirds majority to approve the proposed amendments at the meeting on May 5, 2020 for each of the 2015 Norwegian and the 2017 Norwegian Bonds.

55