Form 20-F
period 2020-12-31
Golar LNG Partners LP
filed 2021-03-16
CIK 1415916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Karl Fredrik Staubo 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11, Bermuda Telephone: +1 (441) 295-4705
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
☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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
☐ Yes   ☒ No

GOLAR LNG PARTNERS LP

Presentation of Information in this Annual Report

This Annual Report on Form 20-F for the year ended December 31, 2020, or the Annual Report, should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this Annual Report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries. References in this Annual Report to “our general partner” refer to Golar GP LLC, the general partner of the Partnership. References in this Annual Report to “Golar” refer, depending on the context, to Golar LNG Limited (Nasdaq: GLNG) and to any one or more of its direct and indirect subsidiaries, including Golar Management Limited (or Golar Management) and Golar Energy Limited (or “Golar Energy”). References to GMN, GMM and GMC are to Golar Management Norway AS, Golar Management Malaysia and Golar Management Croatia, respectively, wholly-owned subsidiaries of Golar Management that provide certain technical management services for our fleet. References to “Hygo” refer to Golar's affiliate Hygo Energy Transition Ltd., formerly known as Golar Power Limited and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE).

Cautionary Statement Regarding Forward Looking Statements

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•the Merger (as defined herein) between Golar Partners and NFE and certain of its subsidiaries pursuant to the Merger Agreement (as defined herein) may not be completed in a timely manner or at all, including as a result of (i) changes in federal, state, local and foreign laws to which NFE or Golar Partners is subject and (ii) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals);
•our obligation under the Merger Agreement to pay a termination fee to NFE under certain circumstances;
•our ability to make additional borrowings and to access debt and equity markets;
•our ability to repay our debt when due and to settle our interest rate swaps;
•our ability to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”), liquefied natural gas (“LNG”) carriers and floating liquefied natural gas units (“FLNGs”) following the termination or expiration of their time charters;
•our ability to maximize the use of our vessels, including the re-deployment or disposal of vessels no longer under long-term time charter;
•the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the operations of our charterers, our global operations and our business in general;
•the liquidity and creditworthiness of our charterers;
•the effect of a worldwide economic slowdown;
•changes in commodity prices;
•turmoil in the global financial markets;
•fluctuations in currencies and interest rates;
•market trends in the FSRU, LNG carrier and FLNG industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•availability of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;
•our and Golar's ability to retain key employees;
•our vessel values and any future impairment charges we may incur;

•future purchase prices of new build and secondhand vessels;
•disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•our anticipated business strategies;
•our ability to make cash distributions on our units and the amount of any such distributions;
•changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•estimated future maintenance and replacement capital expenditures;
•our future financial condition or results of operations and future revenues and expenses;
•planned capital expenditures and availability of capital resources to fund capital expenditures;
•the exercise of purchase options by our charterers;
•termination dates and extensions of charters;
•our ability to maintain long-term relationships with major LNG traders;
•our ability to leverage the relationships and reputation of Golar, Hygo and NFE in the LNG industry;
•our ability to compete successfully for future chartering opportunities;
•acceptance of a vessel by its charterer;
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
•challenges by authorities to the tax benefits we previously obtained;
•the anticipated taxation of our partnership and distributions to our unitholders;
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

Forward-looking statements in this Annual Report are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the caption “Item 3—Key Information—D. Risk Factors.”

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common units ("common units") or our 8.75% Series A Cumulative Redeemable Preferred Units ("Series A Preferred Units"). The various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

PART I

Item 1.                                   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                   Key Information

A.            Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated financial and operating data.

The selected consolidated financial information of the Partnership as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 are derived from the audited Consolidated Financial Statements of the Partnership, prepared in accordance with U.S. GAAP, which are included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2018, 2017 and 2016 and for each of the years ended December 31, 2017 and 2016 are derived from our audited consolidated financial statements that are not included in this report.

The following financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our historical Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands except for unit data)
Statement of Operations Data:
Total operating revenues	$284,734	$299,652	$346,650	$433,102	$441,598
Vessel operating expenses	(56,509)	(60,958)	(65,247)	(68,278)	(59,886)
Voyage and commission expenses	(7,986)	(7,648)	(11,222)	(9,694)	(5,974)
Administrative expenses	(15,367)	(13,412)	(14,809)	(15,210)	(8,600)
Other non-operating income	661	4,795	449	922	1,318
Interest income	17,354	13,278	8,950	7,804	4,295
Interest expense	(68,855)	(79,791)	(80,650)	(75,425)	(66,938)
(Losses)/gains on derivative instruments	(51,922)	(38,796)	8,106	7,796	(931)
Equity in net earnings of affiliate	11,730	4,540	1,190	—	—
Net income	18,077	21,134	76,548	144,848	185,742

Segment Data:
FSRUs Adjusted EBITDA(1)	195,053	198,660	235,631	250,235	267,667
LNG carriers Adjusted EBITDA(1)	28,119	30,474	19,741	89,685	99,471
FLNG Adjusted EBITDA(1)	80,162	79,708	38,180	—	—

Earnings Per Unit
Basic - Common units	$0.10	$0.08	$0.86	$1.82	$2.44
Diluted - Common units	$0.10	$0.08	$0.86	$1.80	$2.43
Cash distributions declared and paid per common unit in the year	0.46	1.62	1.96	2.31	2.31

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands except for fleet and other financial data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$48,783	$47,661	$96,648	$246,954	$65,710
Restricted cash and short-term deposits (2)	55,547	46,333	31,330	27,306	44,927
Non-current restricted cash	129,838	135,928	141,114	155,627	117,488
Investment in affiliate	185,562	193,270	206,180	—	—
Vessels and equipment, net	1,308,206	1,369,665	1,535,757	1,588,923	1,652,710
Vessel under finance lease, net	102,534	108,433	114,711	105,945	111,186
Current portion of Investment in leased vessel, net (3)	2,570	2,308	—	—	—
Investment in leased vessel, net (3)	109,216	111,829	—	—	—
Total assets	2,027,661	2,105,612	2,240,817	2,427,371	2,252,708
Current portion of long-term debt	702,962	225,254	75,451	118,850	78,101
Current portion of obligation under finance lease	2,521	1,990	1,564	1,276	787
Long-term debt	416,746	991,679	1,196,899	1,252,184	1,296,609
Non-current obligation under finance lease	122,029	120,789	118,119	126,805	116,964
Partners' capital	543,209	569,463	679,615	771,031	541,506

Number of units issued and outstanding:
Series A Preferred units	5,520,000	5,520,000	5,520,000	5,520,000	—
Common units	69,301,636	69,301,636	69,455,364	69,768,261	64,073,291

Cash Flow Data:
Net cash provided by operating activities	$142,906	$152,707	$137,166	$270,430	$259,687
Net cash provided by/(used in) investing activities	9,439	(6,312)	(19,632)	(70,426)	(107,247)
Net cash used in financing activities	(151,724)	(189,288)	(272,211)	(8,730)	(136,308)

Fleet Data:
Number of FSRUs at end of period (3)	6	6	6	6	6
Number of LNG carriers at end of period(4)	4	4	4	4	4

Other Financial Data:
Average FSRUs daily time charter equivalent earnings (“TCE”)(5)	$136,409	$139,173	$171,689	$159,950	$144,501
Average LNG carriers daily time charter equivalent earnings (“TCE”)(5)	$42,036	$38,360	$33,575	$80,268	$82,267

(1)Adjusted EBITDA is the profit measure used in our operating segments, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
(2)Restricted cash and short-term deposits consist of bank deposits which i) may only be used to settle certain pre-arranged loans, facilities or lease payments; ii) are variation margins posted for a decline in fair values of certain swaps; iii) represent cash held by our lessor variable interest entity (“VIE”); and iv) are made in accordance with our contractual obligations under bid or performance guarantees for projects we may enter into. See note 17 "Restricted Cash" in our consolidated financial statements included herein for additional information.
(3)In May 2019, we executed a modification to the Golar Freeze charter agreement which triggered a change in lease classification from an operating lease to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value and the recognition of investment in the leased vessel, net, in our consolidated balance sheet. For purposes of fleet information, we continue to present the Golar Freeze under our FSRU fleet.

(4)In each of the periods presented, we held a 60% ownership interest in the Golar Mazo and a 100% interest in the other vessels.
(5)Non-GAAP Financial Measure - see definition below:

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

	Year Ended December 31,
	2020	2019	2018	2017	2016
FSRUs Segment	(dollars in thousands, except TCE)
Total operating revenues	$229,530	$240,695	$294,889	$316,599	$322,373
Amount invoiced under sales-type lease (1)	18,300	11,500	—	—	—
Voyage and commission expenses	(4,613)	(4,467)	(7,138)	(8,375)	(5,049)
	243,217	247,728	287,751	308,224	317,324
Calendar days less scheduled off-hire days	1,783	1,780	1,676	1,927	2,196
Average daily TCE	$136,409	$139,173	$171,689	$159,950	$144,501

 (1) This represents the actual invoiced amounts on the Golar Freeze Charter subsequent to its modification to a sales-type lease in May 2019, which is not presented under total operating revenues. As the income generated from the Golar Freeze sales-type lease was not reflected in our segment profit measure, we have included amounts invoiced in arriving at our FSRU Adjusted EBITDA, to enable comparability with the rest of our FSRU segment's charters.

	Year Ended December 31,
	2020	2019	2018	2017	2016
LNG Carriers Segment	(dollars in thousands, except TCE)
Total operating revenues	$55,204	$58,957	$51,761	$116,503	$119,225
Voyage and commission expenses	(3,373)	(3,181)	(4,084)	(1,319)	(925)
	51,831	55,776	47,677	115,184	118,300
Calendar days less scheduled off-hire days	1,233	1,454	1,420	1,435	1,438
Average daily TCE	$42,036	$38,360	$33,575	$80,268	$82,267

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

 Not applicable.

D.           Risk Factors
The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common and preferred units. These material risks include, but are not limited to, those relating to:

•our failure to consummate the Merger due to the failure to satisfy certain closing conditions or otherwise and such a failure could negatively impact our business, financial condition, results of operations, cash flows or prospects;

•we may be required to pay a termination fee under the Merger Agreement under certain circumstances;

•our ability to obtain financing to meet our obligations as they fall due or to fund our future capital expenditures;

•the presence of cross-default provisions in certain of our, Golar's and Hygo's financing agreements that cover us, Golar and Hygo;

•our dependence on a limited number of customers, the loss of which would result in a significant loss of revenues and cash flow if we are unable to re-charter a vessel to another customer for an extended period of time;

•our ability to expand relationships with existing customers and obtain new customers;

•competition in the market for LNG transportation and regasification services;

•fluctuations in hire rates for FSRUs and LNG carriers, particularly at times when we are seeking a new charter;

•exercises by charterers of these options could have a material adverse effect on our cash flow and our ability to make distributions to our unitholders;

•our guarantee of 50% of Hilli Corp’s indebtedness under the Hilli Facility;

•the creditworthiness of our charterers, the terms of our charters, global economic conditions and demand for energy, including LNG;

•our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders;

•restrictions contained in our financing arrangements that impose constraints on our business and financing activities as well as our ability to make cash distributions to our unitholders;

•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•outbreaks of epidemic and pandemic diseases, such as COVID-19, and governmental response thereto;

•disruption to our business caused by cyberattacks;

•risks inherent in the operation of FSRUs, FLNGs and LNG carriers which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations;

•our ability to obtain, maintain, and/or renew permits necessary for our operations in a timely manner or at all;

•availability of qualified officers and crew;

•political and security conditions in the regions in which we operate;

•failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties and contract terminations;

•fluctuations in currency exchange rates;

•our ability to attract and retain key management personnel in the LNG industry;

•demand for LNG, LNG carriers, FSRUs and FLNGs and growth of the LNG market;

•the impact of federal, state and local environmental, climate change and greenhouse gas emissions laws and regulations;

•the costs associated with compliance with safety and other vessel requirements imposed by classification societies;

•we may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our units;

•our officers face conflicts in the allocation of their time to our business;

•our dependence on Golar and certain of its subsidiaries, including Golar Management, GMN, GMM and GMC, to assist us in operating and expanding our business;

•competition from Golar and its affiliates;

•as a Marshall Islands partnership, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management;

•our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders;

•limitations on our general partner’s and our directors’ fiduciary duties to our unitholders contained in our partnership agreement and restrictions of remedies available to unitholders for actions taken by our general partner or our directors; and

•the impact of changes in tax laws.

In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, results of operations and the trading price of our units. The risk factors in this report are grouped into the following categories:

•Risks Associated with the Merger with NFE;
•Risks Arising from Our Business Activities;
◦Risks Related to the Financing of our Business;
◦Risks Related to Revenue;
◦Risks Related to the Hilli;
◦Risks Associated with our Operations;
•Risks Related to our Industry;
•Risks Related to Industry Regulations;
•Risks Related to an Investment in Us; and
•Tax Risks.

Risks Associated with the Merger with NFE
The Merger may not be completed, due to the failure of the parties to satisfy the closing conditions or otherwise; such a failure could negatively impact our unit price, business, financial condition, results of operations, cash flows or prospects.

On January 13, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Fortress Energy Inc., a Delaware Corporation (“NFE”), our general partner, Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of NFE (“Merger Sub”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales and an indirect subsidiary of NFE (“GP Buyer”), pursuant to which NFE has agreed to acquire all of the issued and outstanding common units for a cash purchase price of $3.55 per common unit. Under the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving the transaction as an indirect subsidiary of NFE (the “Merger”). Concurrently with the consummation of the Merger, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer (the “GP Transfer”), all of the outstanding membership interests in our general partner pursuant to a Transfer Agreement dated as of January 13, 2021 (the “Transfer Agreement”).

The Merger is subject to the satisfaction or waiver of certain closing conditions, as described in “Item 5 Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Agreement and Plan of Merger with New Fortress Energy” including, among others, that:

•the required authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or terminations of waiting periods required from, applicable governmental authorities have been filed or have been obtained and will be in full force and effect;
•no injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining or otherwise prohibiting consummation of the Merger;
•we will have received and delivered to NFE the applicable third-party consents and approvals, and all such consents and approvals will remain in full force and effect; and
•all conditions to close the GP Transfer under the GP Transfer Agreement will have been satisfied or waived.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under certain circumstances. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.

If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, the Partnership’s directors, officers and the employees of its affiliates will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of our units.

We could also be subject to litigation related to any failure to complete the Merger and to refinancing risk, as described under "—Risks Related to the Financing of our Business". If these risks materialize, our financial condition, results of operations, cash flows or prospects could be materially adversely affected.

The fact that there is a merger pending could materially harm our business, results of operations and cash flows.
While the Merger is pending, we are subject to a number of risks that may harm our business, results of operations and cash flows, including:

•the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;
•the fact that we have and will continue to incur expenses related to the Merger prior to its closing; and
•our potential inability to respond effectively to competitive pressures, industry developments and future opportunities.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our unitholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. We are required to pay to NFE a termination fee of $9.4 million if the Merger Agreement is terminated (i) by us or NFE because the merger is not consummated by July 13, 2021, subject to certain exceptions, or (ii) by NFE due to our breach of any of our representations or warranties or failure to perform any of our covenants or agreements under the Merger Agreement, which breach or failure to perform (x) would give rise to the failure of certain conditions to closing relating to certain representations and warranties made by us and our general partner, including the absence of events that have or would reasonably be expected to have a material adverse effect since September 30, 2020, and (y) is incapable of being cured prior to the July 13, 2021, or if capable of being cured, has not been cured by us or our general partner within 30 days after our receipt of written notice of such breach or failure to perform, except if NFE or Merger Sub is then in material breach of any of its material representations, warranties, covenants or agreements; provided that (A) a takeover proposal involving 50% or more of our assets, equity or voting power has been made to our board or publicly made, proposed or communicated by a third party after the date of the Merger Agreement and not withdrawn prior to the time the Merger Agreement is terminated and (B) within 12 months of the date the Merger Agreement is terminated, we consummate or enter into a definitive agreement to consummate or consummate any Takeover Proposal.

If the Merger is not consummated by July 13, 2021, either we or NFE may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions. The fulfillment of certain of these conditions is beyond our control, such as the receipt of required regulatory approvals and the receipt of required third-party consents and approvals. If the Merger has not been completed by July 13, 2021, either we or NFE may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by the holders of our common units, except that the right to terminate the Merger Agreement will not be available to any party if the breach in any material respect by such party of its representations and warranties set forth in the Merger Agreement or the failure in any material respect of such party to perform any of its obligations under the Merger Agreement, has been a primary cause of or resulted in the failure of the Merger to be consummated on or before that date.

Risks Arising from Our Business Activities
Risks Related to the Financing of our Business
We may not be able to obtain financing, to meet our obligations as they fall due or to fund our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay distributions.

In order to fund any future growth, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, or raise capital through the sale of debt or additional equity securities. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, such use of cash from operations may reduce the amount of cash available for distributions. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay distributions. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters on a timely basis could limit our ability to fund capital expenditures or to refinance our debt as it falls due. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

As a result of recent concerns about the stability of financial markets generally, and the solvency of counterparties specifically, stemming from the COVID-19 outbreak, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all.

As a result of the pending Merger, which is expected to close in the first half of 2021, we have deferred our activities related to the refinancing of our $800 million credit facility and our 2015 five year non-amortizing Norwegian bonds (the “2015 Norwegian Bonds”), which mature in April 2021 and November 2021, respectively. It is currently anticipated that NFE will refinance these maturing debt facilities (the “Related Debt Refinancings”), including related accrued interest and fees, upon the consummation of the Merger. In the event the Merger is delayed or is not completed, we would pursue extensions of the maturity of, or pursue opportunities to obtain the necessary funding to meet, our payment obligations under our $800 million credit facility and 2015 Norwegian Bonds, seek additional equity capital or negotiate with our creditors to procure additional time to facilitate the refinancing. We expect that in connection with any such debt negotiation and extension, we will have to pay waiver and extension fees to such lenders, in amounts that are not knowable. Also, we currently project that we may not comply with certain financial covenants in our debt and credit facilities during the 12-month period following issuance of our consolidated financial statements, in which event we would attempt to secure the necessary waivers and/or covenant amendments. Due to the pending Merger, the refinancing of our $800 million credit facility and our 2015 Norwegian Bonds have not progressed to a stage, such that we can be certain that the Related Debt Refinancings could be executed in time or at all. Further, if we are unable to meet or amend certain financial covenants, our indebtedness could become immediately due and payable in the event of default.

Although we believe the Merger and the related debt Related Debt Refinancings will close in the first half of 2021, the successful completion of the Merger and related debt Related Debt Refinancings are dependent on factors outside of our control, and therefore there is substantial doubt over our ability to continue as a going concern for the 12-month period from the date our consolidated financial statements, included herein, were issued. Please read note 1 to our consolidated financial statements included herein.

Our ability to obtain additional debt financing to refinance our existing debt largely depends on the creditworthiness of our charterers, the terms of our charters, the value of our vessels as well as global economic conditions and demand for energy, including LNG.

Our ability to borrow against the vessels in our existing fleet and any future vessels largely depends on the value of the vessels, and also, in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that will be required to purchase additional vessels and to refinance the existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital.

The recent COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, energy prices, demand for energy, including LNG and LNG shipping, and funds flows and sentiment in the global financial markets. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. In particular, due to the COVID-19 outbreak, we were unable to refinance our 2015 Norwegian Bonds and 2017 Norwegian Bonds (the “2017 Norwegian Bonds”) which were originally due to mature in May 2020 and May 2021, respectively, and were required to seek extensions and amendments to the terms of both bond issuances. Furthermore, in late 2020 and early 2021, a bank syndication process to refinance our $800 million credit facility had a less than desirable outcome believed to be as a result of COVID-19 as well as a number of smaller existing lenders who are exiting the shipping sector. Continued economic disruption caused by the continued failure to control the spread of COVID-19 could significantly impact our ability to obtain additional debt financing, in the event that the Merger is not consummated, as described above, including permanent refinancing for the 2015 Norwegian Bonds and the 2017 Norwegian Bonds and the refinancing of our $800 million credit facility, which matures in April 2021. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

As of December 31, 2020, our total consolidated debt (excluding our $389.3 million share of debt in respect of Hilli but including finance lease obligations, net of restricted cash, and our indebtedness outstanding under our revolving credit facilities) was $1,105.8 million. Our level of debt could have important consequences to us, including:
•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

•a substantial portion of our cash flow will be needed to make principal and interest payments on debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;
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
Our financing arrangements, most of which are secured by our vessels, contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders. In addition, because of the presence of cross-default provisions in certain of our, Golar's and Hygo's financing agreements that cover us, Golar and Hygo, a default by us, Golar or Hygo could lead to multiple defaults in our agreements.
The operating and financial restrictions and covenants in the agreements governing our existing financing arrangements and any future financing agreements, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our financing arrangements impose restrictions and covenants that restrict our and our subsidiaries’ ability to, among other things:
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

Because of the presence of cross-default provisions in certain of our, Golar's and Hygo's loan and lease agreements that covers us, Golar and Hygo, a default by us, Golar or Hygo under a loan or lease agreement and the refusal of any one lender or lessor to grant or extend a waiver could result in the acceleration of our indebtedness under our other loan and lease agreements even if our, Golar or Hygo's other lenders or lessors have waived covenant defaults under the respective agreements. A cross-default provision means that if we, Golar or Hygo default on one loan or lease, we would then default on our other loans containing a cross-default provision.
For more information, regarding our financing arrangements, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and Note 21 “Debt” to our consolidated financial statements.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase, as well as risks related to the phasing out of LIBOR.
The Partnership is subject to interest rate risk in connection with borrowings under our revolving facilities and secured term loan facilities, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We cannot assure that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom Financial Conduct Authority, which regulates LIBOR has announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) immediately after December 31, 2021, in the case of all Pound Sterling, Euro, Swiss Franc and Japanese Yen settings, and the 1-week and 2-month US dollar settings; and immediately after June 30, 2023, in the case of the remaining US Dollar settings. While the agreements governing our revolving facilities and secured term loan facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, once LIBOR ceases to exist, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facilities may be materially adversely affected.

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
In the event of the unavailability of LIBOR, certain of ours and our VIE’s current financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
As of December 31, 2020, we had a total debt of $1,638.7 million (including our $389.3 million share of debt in respect of the Hilli, finance lease obligations and our indebtedness outstanding under our revolving credit facilities), which is exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2020, we have interest rate swaps with a notional amount of $1,233.8 million representing 75% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swaps mark-to-market valuations may adversely affect our results. Entering into swap and derivative transactions are inherently risky and presents various possibilities for incurring significant expenses.

Our consolidated variable interest entity, (“VIE”), may enter into different financing arrangements, which could affect our financial results.
In November 2015, we entered into a sale and leaseback transaction with a subsidiary, Sea 23 Leasing Co. Limited (or “Eskimo SPV”) of China Merchants Bank Leasing (or “CMBL”). Eskimo SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result we are required to consolidate the results of Eskimo SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Eskimo SPV such as interest rates, maturity, and repayment profiles. For additional detail refer to note 5 “Variable Interest Entities” to our consolidated financial statements. As of December 31, 2020, we consolidated one VIE in connection with the lease financing of the Golar Eskimo. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.” The funding arrangements negotiated by the VIE could adversely affect our financial results.

Even though the Golar Tundra has been sold back to Golar, we are a deficiency guarantor of Tundra Corp’s obligations under the Tundra Lease and may be liable for hire payments thereunder.

In November 2015, prior to our acquisition (the “Tundra Acquisition”) from Golar of Tundra Corp. (“Tundra Corp”), the owner of the Golar Tundra, sold the Golar Tundra to a subsidiary of CMBL (or the "Tundra SPV") for $254.6 million and subsequently leased back the vessel under a bareboat charter (the "Tundra Lease"). Following our sale of Tundra Corp to Golar, Golar is the primary guarantor of the obligations of Tundra Corp (now a wholly-owned subsidiary of Golar) under the Tundra Lease. In the event that Tundra Corp is in default of its obligations under the Tundra Lease and Golar, as the primary guarantor, is unable to settle any liabilities due within five business days, Tundra SPV may recover such amounts from us, as the deficiency guarantor. Golar has agreed to indemnify us for any costs incurred in our capacity as the deficiency guarantor. Monthly payments under the Tundra Lease are approximately $2.0 million. In the event Golar is unable to satisfy its obligations as primary guarantor under the Tundra Lease, it will be unlikely to be able to satisfy its obligations to us under this indemnification and we could be liable for all payments due under the Tundra Lease.

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

As of March 2, 2021, we have one UK tax lease (relating to the Methane Princess). Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of its investment in the vessel. As is typical in these leasing arrangements, as the lessee, we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse changes to tax legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK tax authority (“HMRC”) with regard to the tax assumptions on which the transaction was based, or in the event of an early termination of the Methane Princess lease we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received or that have accrued over time, together with fees that were financed in connection with the lease financing transactions. Furthermore, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit, the Golar Grand and the Golar Tundra. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LOC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LOC are given in Note 17 “Restricted Cash” to our consolidated financial statements.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the taxpayer, the First Tier Tribunal (“UK court”) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our leases. HMRC has written to our lessor to indicate that they believe the Methane Princess lease may be similar to the lease in the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $34.2 million (£25.0 million). Golar’s discussions with HMRC on this matter have concluded without agreement and, in January 2020 Golar received a closure notice to the inquiry stating the basis of HMRC’s position. In December 2019, in conjunction with the lessor, Golar obtained supplementary legal advice confirming our position, and consequently a notice of appeal against the closure notice was submitted to HMRC. In December 2020, notice of appeal was submitted to the First Tier Tribunal. Given the complexity of these discussions, it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the omnibus agreement (the “Omnibus Agreement”) we entered into with Golar at the time of our initial public offering (“IPO"), Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the HMRC with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Any default by Golar pursuant to its indemnification obligations under the Omnibus Agreement would not limit our obligations under this lease. Any additional payments could adversely affect our earnings and financial position. For more information on the UK tax lease, please read “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and Note 26 “Other Commitments and Contingencies” to our consolidated financial statements.
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
◦with respect to the Golar Eskimo, having passed the fifth anniversary of the charter commencement date, upon at least 23 months’ written notice upon payment of a termination fee;
◦with respect to the Golar Freeze, upon twelve months written notice of a termination not before the third anniversary of the charter commencement date of March 31, 2019 in order to substitute the FSRU for an alternative vessel but only if certain throughput targets have not been achieved. In this event we have a matching right;
or
•a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest that prevents us from performing services for that customer.

If we lose any of our charterers and are unable to re-deploy the related vessel for an extended period of time, we will not receive any revenues from that vessel, but we will be required to pay expenses necessary to maintain the vessel in seaworthy operating condition and to service any associated debt. In addition, it will be an event of default under the credit facilities related to all of our vessels if the time charter of any vessel (related to any such credit facility) is cancelled, rescinded or frustrated and we are unable to secure a suitable replacement charter, post additional security or make certain significant prepayments. Any event of default under our credit facilities would result in acceleration of amounts due thereunder. We will be required to provide additional security or make prepayments under our $800 million credit facility in the event that the charter in respect of the Golar Winter is terminated early and we cannot find an alternative acceptable charter. In addition, under the sale and leaseback arrangement in respect of the Golar Eskimo, if the time charter pursuant to which the Golar Eskimo is operating is terminated, the owner of the Golar Eskimo (which is a wholly-owned subsidiary of CMBL) will have the right to require us to purchase the vessel from it unless we are able to place such vessel under a suitable replacement charter within 24 months of the termination. We may not have, or be able to obtain, sufficient funds to make these accelerated payments or prepayments or be able to purchase the Golar Eskimo. In such a situation, the loss of a charterer could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

Our business strategy depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Our principal strategy is to provide steady and reliable shipping, regasification and liquefaction operations for our customers. The process of obtaining long-term charters for FSRUs and LNG carriers is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU and LNG carrier time charters are awarded based upon bid price as well as a variety of factors relating to the vessel operator, including:

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

We and Golar have substantial competition for providing FSRU and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than us or Golar. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the FSRU market and the LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a favorable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
Following the consummation of the Merger, the non-competition provisions of the Omnibus Agreement that we entered into with Golar at the time of our IPO will terminate, and at this time, Golar will be permitted to compete with us.

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

Hire rates for FSRUs and LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, the market supply particularly of LNG carriers has been increasing. As of March 2, 2021, the LNG carrier order book totaled 141 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, the impact of which could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG, including as a result of the spread of COVID-19, could adversely affect our ability to charter or re-charter our vessels at acceptable rates or to acquire and profitably operate new vessels. Accordingly, this could have a material adverse effect on our earnings and our ability to make distributions to our unitholders.

Risks Related to the Hilli

Our equity investment in Golar Hilli LLC may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our investment exposes us to risks that may harm our business, financial condition and operating results.

In July 2018, we completed our acquisition of 50% of the common units in Golar Hilli LLC (“Hilli LLC”) (the “Hilli Acquisition”), the owner of Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the Hilli. The acquired interest in Hilli LLC represents the equivalent of 50% of the two liquefaction trains, out of a total of four, that have been contracted to Perenco Cameroon SA (“Perenco”) and Société Nationale Des Hydrocarbures (“SNH” and, together with Perenco, the “Customer”) pursuant to a Liquefaction Tolling Agreement (“LTA”) with an 8 year term. The acquired interest in Hilli LLC is not exposed to the oil linked pricing elements of the tolling fee under the LTA. However, it exposes us to risks that we may:

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

Although the LOC automatically extends on an annual basis until the 10th anniversary of the acceptance of the Hilli by the customer, the financial institution may elect to not extend the Hilli LOC by giving notice at least ninety days prior to the current December 31, 2021 expiration date or December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless additional replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $125 million. Accordingly, if the financial institution elects at some point in the future to not extend the Hilli LOC, Hilli Corp's financial condition could be materially and adversely affected.

Risks Associated with our Operations
Outbreaks of epidemic and pandemic diseases and governmental response thereto could adversely affect our business

Our operations are subject to risks related to outbreaks of infectious diseases, including the ongoing COVID-19 pandemic. The COVID-19 outbreak has negatively affected economic conditions and energy prices have fallen significantly. The COVID-19 outbreak has also negatively affected the supply chain, the labor market, the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have been imposing and may continue to impose travel bans, quarantines and other emergency public health measures.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance depends on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. However, to date our operations have been impacted in the following ways:

•crew changes have been cancelled and/or delayed due to port authorities denying disembarkation, a high potential of infection in countries where crew changes may otherwise have taken place, and the inability to repatriate crew members due to lack of international air transport or denial of re-entry by crew members’ home countries which may have closed their borders;
•the inability to complete scheduled engine overhauls, routine maintenance work, and management of equipment malfunctions;
•shortages or a lack of access to required spare parts for our vessels, and delays in repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor of shipyards or contractors or due to other business disruptions;
•needing to find new, remote means to complete vessel inspections and related certifications by class societies, customers or government agencies – such remote inspections may fail to identify underlying conditions visible only through physical onboard inspections; and
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements.

Given the recent fluidity of developments and the extensive response to the outbreak, we are continually receiving updated information and are constantly reassessing the impact of COVID-19 on our operations. Measures taken by us in response to COVID-19 include:

•the timing of crew rotations remains dependent on the duration and severity of COVID-19 in countries from which our crews are sourced as well as any restrictions in place at ports in which our vessels call, however we are managing to make limited crew changes where possible;
•we have sought to financially support our seafarers while on shore leave (typically, in line with maritime standards and the Maritime Labour Convention, seafarers are not paid whilst on shore leave); we have ensured that all crew members are paid some of their salaries whilst they are unable to board a vessel and work, to support them and their families through this challenging period;
•restrictions in place at ports may lead to increased provisioning costs to obtain supplies;
•arrangements to accept delivery of additional spare parts and critical supplies are made where possible in our supply chains;
•planned engine overhaul and routine maintenance services have been cancelled where possible, and arrangement for remote servicing of equipment are being made wherever possible;
•non-critical boardings are being cancelled, current visits are being limited to vettings inspectors, pilots and port officials where allowed, and procedures have been implemented on board to limit the risk of human-to-human transmission from visiting personnel;
•more extensive use of remote ship visits by our management and support functions;
•our global offices are monitoring applicable local legislation and social distancing guidelines to minimize the opportunity for human-to-human transmission, IT systems and network capacity have proven to be robust, and no interruption to business support functions and no implications on financial reporting systems or internal controls over financial reporting have been identified;
•we provide mental health support for our seafarers and global workforce through membership in organizations providing hotline support and introducing a forum for virtual sharing and collaboration on mental health concerns; and
•flexible working arrangements that we have been permitting for our people and non-critical projects have been extended.

Potential worker shortages due to the COVID-19 outbreak and travel and social distancing restrictions imposed by governments or corporate policies could impose constraints on our ability to operate our vessels, comply with deadlines and requirements set forth in environmental laws and regulations to which our operations are subject, including inspection, monitoring, reporting, certification, and training requirements. Although some environmental authorities have indicated they may exercise enforcement discretion with respect to non-compliance with routine obligations caused by COVID-19, there can be no assurance that enforcement discretion will be exercised in the event we are unable to comply with environmental laws and regulations. For a discussion of environmental laws and regulations affecting our business and operations, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations”.

Failure to control the continued spread of COVID-19 could significantly impact economic activity and demand for our vessels, which could further negatively affect our vessel values, our business, our ability to refinance our debt, financial condition, results of operations, cash flows, liquidity and cash available for distribution and could result in further declines in our unit price.

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
•a government requisitioning for title or seizing our vessels (e.g. in a time of war or national emergency);
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

Our operations may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular:

•We derive a substantial portion of our revenues from shipping LNG from politically unstable regions, particularly the Arabian Gulf, Brazil, Indonesia and West Africa. Past political conflicts in certain of these regions have included attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability in the regions in which we operate or may operate could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Africa or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

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

The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new build vessels. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Although we did not recognize an impairment charge on any of our vessels for the year ended December 31, 2020, we cannot assure you that we will not recognize impairment losses on our vessels in future years. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common and preferred units.

Please refer to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Vessel Market Values" for further information.

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

•negative global or regional economic or political conditions, including the recent worldwide economic downturn caused by COVID-19, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

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

Due in part to the COVID-19 outbreak as well as actions by OPEC members and other oil producing countries, energy prices declined significantly during the first quarter of 2020. In April 2020, oil, natural gas and LNG prices reached their lowest levels since 2002. Although energy prices recovered in the last quarter of 2020 from such lows, demand for energy remains below levels before the pandemic. If the energy price environment remains low for a prolonged period of time, this could materially and adversely affect our business in a number of ways, including the following:

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

If we are in default on certain kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained (for as few as 14 days in the case of one of our charters) as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter. This would negatively affect our revenues and cash flows and reduce our ability to pay distributions on our units.

The United Kingdom’s exit from the European Union could adversely impact us.

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” a majority of British voters voted to exit the European Union and on December 31, 2020, the UK formally exited the European Union. Brexit could potentially disrupt the free movement of goods, services and people between the UK and the European Union, undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the UK and the European Union or other nations as the UK pursues independent trade relations. In addition, Brexit leads to legal uncertainty and potentially divergent national laws and regulations as the UK replaces or replicates European Union laws. On December 24, 2020, the European Commission reached a trade agreement with the U.K. on the terms of its future cooperation with the E.U. (the “Trade Agreement”). The Trade Agreement offers U.K. and EU companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the U.K. and the EU will now be on more restricted terms than existed previously. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the UK from the European Union will have and how such withdrawal will affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

Risks Related to Industry Regulation

Our operations are subject to various international, federal, state and local environmental, health and safety climate change and greenhouse gas emissions laws and regulations and to safety and other vessel requirements imposed by classification societies, which may significantly increase our expenses or limit our operations.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing response to and liability for oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. In addition, our vessels are subject to safety and other requirements of the classification societies that certify that our vessels are safe and seaworthy in accordance with the applicable rules and regulations of the vessel’s country of registry and the International Convention for Safety of Life at Sea ("SOLAS"). Compliance with and limitations imposed by these laws, regulations, treaties, conventions, and other requirements, and any future additions or changes to such environmental, health, safety and maritime conduct laws or requirements applicable to international and national maritime trade, may increase our costs and/or limit our operations and have an adverse effect on our business. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please see “Item 4. Information on the Partnership-B. Business Overview—Environmental and Other Regulations—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.

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

Risks Related to an Investment in Us

We may be unable to make or realize expected benefits from acquisitions.

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

We may not have sufficient cash from operations to pay distributions on our units. Pursuant to the Merger Agreement, we are currently prohibited from paying distributions on our common units without the consent of NFE. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 2, 2021, there were 5,520,000 of our Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.

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
Our officers are all directors or officers of Golar Management and perform executive officer functions for us pursuant to the Management and Administrative Services Agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including Golar and Hygo. The affiliates of our general partner, including Golar and Hygo, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. Please read “Item 6-Directors, Senior Management and Employees”.

We depend on Golar and certain of its subsidiaries, including Golar Management, GMN, GMM and GMC, to assist us in operating our business.

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

Following the consummation of the Merger, Golar and its affiliates will continue to provide certain management and administrative services to the Partnership pursuant to the terms of the Transition Services Agreement, the NFE Omnibus Agreement and the Bermuda Services Agreement that we expect to enter into at the effective time of the Merger. Fees and expenses paid pursuant to these agreements could exceed fees and expenses we have paid in the past for similar services. For a description of these agreements, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2020 and 2021—Other Transaction Agreements.”

Golar and its affiliates may compete with us.

Pursuant to the Omnibus Agreement that we entered into in connection with our IPO, Golar and its affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five years or more (or "Five Year Vessels"). The omnibus agreements, however, contain significant exceptions that may allow Golar and its affiliates to compete with us, which could harm our business. Furthermore, the non-competition provisions of the Omnibus Agreement will terminate upon the completion of the Merger.

Please read “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Non-competition.”

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
These provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar forum selection provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find that the forum selection provision contained in our partnership agreement is inapplicable or unenforceable in such action or actions. Limited partners will not be deemed, by operation of the forum selection provision alone, to have waived claims arising under the federal securities laws and the rules and regulations thereunder. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our financial position, results of operations and ability to make cash distributions to our unitholders.
Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders.

As of March 2, 2021, Golar owned 30.8% of our common units, a 2% general partner interest in us and all of our incentive distribution rights. Certain of our directors and officers are directors and/or officers of Golar or its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Golar and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:
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

•our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

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

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the EU on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was announced by the Council on May 17, 2019 and on October 10, 2019 that Bermuda and the Marshall Islands, respectively, had been removed from the list of non-cooperative tax jurisdictions. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

The Marshall Islands and Bermuda have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity must comply with economic substance requirements set out in the legislation. Regulations adopted in the Marshall Islands require certain entities that carry out particular activities to comply with an economic substance test and satisfy certain reporting obligations.

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

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development.

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

There are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (or the "Fifth Circuit") held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (or the "Code") relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (or the "IRS") stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. There can be no assurance that the IRS or a court would not follow Tidewater for purposes of interpreting the PFIC provisions of the Code. However, based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We cannot assure unitholders that this position would be sustained by a court if challenged by the IRS or that we would not become a PFIC if the nature of our operations changed in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations-U.S. Federal Income Taxation of U.S. Holders-PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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

Because we are organized as a partnership, there is a risk in some jurisdictions, including the United Kingdom, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If a unitholder is subject to tax in any such jurisdiction, such unitholder may be required to file a tax return with, and to pay tax in, that jurisdiction based on such unitholder’s allocable share of our income. We may be required to reduce distributions to a unitholder on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to such unitholder. The United States will not allow a unitholder to claim a tax credit for any foreign income taxes that such unitholder directly or indirectly incurs by virtue of an investment in us.

We will be subject to taxes, which will reduce our cash available for distribution to you.

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. For example, the Indonesian tax authorities have notified one of our subsidiaries, PTGI, that it is cancelling the waiver of Value Added Tax (“VAT”) importation in the approximate amount of $24.0 million for the NR Satu. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of waiver cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them. In December 2019, the Indonesian tax authorities issued tax assessments for land and buildings tax to our subsidiary, PTGI for the years 2015 to 2019 inclusive in relation to the NR Satu, for the amount of $3.4 million ( IDR48,378.3 million ). We paid the assessed tax in January 2020 to avoid further penalties. We intend to appeal against the assessments for the land and buildings tax as the tax authorities have not accepted our initial objection letter. In February 2021, we received a tax notice from the Jordan tax authorities following the conclusion of their tax audit into our Jordan branch for the years 2015 and 2016 assessing our Jordan branch for additional tax of $1.6 million (JOD 1.10 million) and $3.1 million (JOD 2.20 million) respectively. We have submitted an appeal to the tax notice and a provision has not been recognized for this.

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

Item 4.                                 Information on the Partnership

A.            History and Development of the Partnership

Golar LNG Partners LP is a publicly traded limited partnership that was formed on September 24, 2007, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Golar, one of the world’s largest independent owners and operators of marine-based LNG midstream infrastructure, to own and operate FSRUs and LNG carriers under long-term charters.

We completed our IPO in April 2011 and from the time of our first annual general meeting in December 2012, four of the seven members of our board became electable by the common unitholders and because Golar no longer has the power to control our board of directors, we are no longer considered to be under common control with Golar.

As of March 2, 2021, we have a fleet of six FSRUs, four LNG carriers and an interest in a floating liquefied natural gas ("FLNG") vessel, all of which were either contributed by or acquired from Golar. Of the ten vessels, we acquired six vessels and the interest in an FLNG since our IPO in 2011 for an aggregate purchase price of $2,551.8 million.

In July 2018, we acquired an interest in the Hilli, a FLNG vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC (“Hilli LLC”) (the “Hilli Acquisition”) for a purchase price of $658 million, less 50% of the net lease obligations under the Hilli Facility and a post-closing purchase price adjustment.

On January 13, 2021, we entered into the Merger Agreement with NFE, our general partner, Merger Sub, and GP Buyer, pursuant to which NFE has agreed to acquire all of the issued and outstanding common units for a cash purchase price of $3.55 per common unit. Under the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving the Merger as an indirect subsidiary of NFE. See “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Agreement and Plan of Merger with New Fortress Energy” for more information about the Merger.

The required majority of the common unitholders of record as of the close of business on January 25, 2021 voted on and approved the Merger Agreement at a Special Meeting held on February 24, 2021. The closing of the Merger is subject to satisfaction or waiver (if applicable) of certain conditions, including: (i) the receipt of certain regulatory approvals; (ii) the receipt of certain specified material third-party consents; (iii) the absence of any legal restraint issued by any court or governmental entity of competent jurisdiction preventing consummation of the Merger; (iv) the absence of a material adverse effect on either party; (v) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (vi) material compliance with each party’s covenants; and (vii) all conditions to Golar’s or NFE’s (as applicable) obligation to close the GP Transfer under the Transfer Agreement having been satisfied or waived. We expect the Merger to be consummated in the first half of 2021.

Concurrently with the consummation of the Merger, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer, all of the outstanding membership interests in our general partner pursuant to the Transfer Agreement for a purchase price of $5.1 million, which is equivalent to $3.55 per general partner unit of the Partnership. See “Item 5 Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Agreement and Plan of Merger with New Fortress Energy” for more information about the GP Transfer.

Upon consummation of the Merger, the Partnership’s incentive distribution rights will be cancelled. The Partnership’s Series A Preferred Units will remain outstanding.

We maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM11, Bermuda. Our telephone number at that address is +1 (441) 2954705. Our principal administrative offices are located at 6th Floor, The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, UK.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC. These documents can be obtained from the SEC’s website at (http://www.sec.gov) or from the “SEC fillings” tab in the “Investor Relations” section of our website (www.golarlngpartners.com).

B.            Business Overview

Our Business

Our current business is owning and operating FSRUs, LNG carriers and an interest in a FLNG. Our long-term business objective is to charter our existing vessels under long term charters and to increase our presence in the LNG midstream industry.

Our Business Strategy

Our primary long-term business objective is to provide steady and reliable shipping, regasification and liquefaction operations for our customers. Cash retained from the announced distribution cut in April 2020 has and will continue to be used to reduce our debt and strengthen our financial position up until the closing of the Merger. NFE has advised us that upon the consummation of the Merger, the Partnership will target to deploy available assets to service select opportunities within the NFE portfolio.

We can provide no assurance, however, that we or NFE will be able to implement the business strategy described above. For further discussion of the risks that we face, please read “Item 3. Key Information—D. Risk Factors”.

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

LNG Supply Chain

Exploring and drilling: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction vessels will also see more gas being piped to offshore liquefaction facilities.

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

Regasification: At the receiving terminal (either onshore or aboard FSRUs), the LNG is returned to its gaseous state, or regasified. It may also be transferred to small scale LNG vessels that deliver LNG to users nearby for consumption or onward distribution by truck in isotainers.

Storage, distribution, marketing & power generation: Once regasified, the natural gas is stored in specially designed facilities or transported to power producers and natural gas consumers via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of larger land-based facilities in order to achieve improved economies of scale. To address the escalating costs, more cost competitive FLNG and FSRU solutions across a spectrum of project sizes have been developed by Golar. We believe that over the long term, certain previously uneconomic pockets of gas will be capable of being monetized and this will add to reserves and further underpin the long term attractiveness of gas. Our low cost FSRU solutions make it possible even for relatively small end users to access this competitively priced LNG.

Our Operations

We provide three distinct services and operate in three reportable segments:

•FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs, of which one vessel is in cold layup;

•LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers, of which one vessel is in cold layup; and

•FLNG is a vessel that is moored above an offshore natural gas field on a long-term basis. A FLNG receives, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

The majority of the FSRUs in our current fleet are operating in Brazil, Kuwait, Indonesia, Jamaica and Jordan under time charters. Our uncontracted vessels, that are not in layup, are available for short term employment in the spot market.

FSRUs

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, FSRU facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. FSRU projects can typically be completed in less time (2 to 3 years compared to 4 or more years for some land based projects) and at a significantly lower cost (20-50% less) than land based alternatives. In addition, FSRUs offer a more flexible solution than land based terminals in some instances. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and a complement to, land-based regasification alternatives.

As of March 2, 2021, our FSRU vessels had an average age of 11 years (April 2020: 10 years) (post retrofitting, including new builds). The following table provides additional information about the six FSRUs in our fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

FSRU Vessel	Capacity (cbm)	Base Offtake Capacity (Bcf/d)	Year of Delivery	Containment System	Year Acquired	Year of FSRU Retrofitting Completion	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Spirit	129,000	0.25	1981	Moss	Upon formation(1)(2)	2007	None(3)	Not applicable	Not applicable
Golar Winter	138,000	0.50	2004	Membrane	At IPO(2)	2008	Petrobras	September 2024(4)	None
Golar Freeze	125,000	0.48	1977	Moss	October 2011	2010	NFE(5)	see below (5)	see below (5)
NR Satu(6)	125,000	0.50	1977	Moss	July 2012	2012	PTNR	December 2022	2025
Golar Igloo	170,000	0.90	2014	Membrane	March 2014	Not applicable	KNPC	December 2021 (7)	see below(7)
Golar Eskimo	160,000	0.50	2014	Membrane	January 2015	Not applicable	Jordan	June 2025	None
(1)Upon our formation in September 2007, Golar contributed to us a 100% interest in the subsidiary which leased the Golar Spirit.
(2)In connection with our IPO in April 2011, Golar transferred to us a 100% interest in the subsidiary which leased the Golar Winter and the legal title to the Golar Spirit.
(3)Since her entry to the yard for layup in August 2017, the Golar Spirit is awaiting new employment.
(4)The charter initially had a term of 10 years, which expired in 2019. However, in return for certain vessel modifications made at the request of Petrobras the charter was extended by a further five years to 2024. These modifications were completed in August 2013.
(5)Commissioning of the Golar Freeze for its 15-year time charter offshore Jamaica ("Golar Freeze Charter") commenced in January 2019 with NFE. On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in lease classification from an operating lease to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value and the recognition of investment in the leased vessel, net, in our consolidated balance sheets. For purposes of fleet information, we continue to present the Golar Freeze under our FSRU fleet. The charter includes an option, upon twelve months written notice of a termination not before the third anniversary of the charter commencement date of March 31, 2019, in order to substitute the FSRU for an alternative vessel but only if certain throughput targets have not been achieved by the charterer. In the event the charter issues a termination notice, we have a matching right. The charter also includes a 5-year extension option, and we have assumed that this option will not be exercised.
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

The below table summarizes the key details of the hire rates for each contracted FSRU in our fleet:

Vessel	Capital cost component	Operating cost component	Other	Changes to hire rate in the extension period (if applicable)
Golar Winter	Increases on a bi-annual basis based on a cost of living index and as required for owner to be kept whole for any changes in local tax law.	Fluctuates annually based on changes to a specified cost of living index and U.S. dollar foreign exchange index.	Drydocking costs are included as part of the capital cost component.	Not applicable
NR Satu	This also includes a mooring capital element.	Annual adjustment based on actual costs.	There is also a tax component.(1)	The capital element will decrease 12% in 2023, then by a further 7% in 2024 and 2025.
Golar Igloo(2)	The hire rate is an all-inclusive daily fixed rate.	Not applicable	Not applicable	Not applicable
Golar Eskimo	Fixed for first five years of hire. Decreases by 6.4% after the first five years of hire.	Increases by a fixed percentage per annum.	Not applicable	Not applicable
Golar Freeze	The hire rate is fixed subject to annual look-back for volume-based adjustments.	Escalated annually in accordance with a specified cost of living index agreed between the parties.	Not applicable	Not applicable
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

FSRU Golar Freeze undergoing drydocking prior to deployment

LNG Carriers

LNG carriers are designed to transport LNG between liquefaction facilities and import terminals for regasification after the natural gas is liquefied. Our LNG carriers utilize the LNG that naturally boils off during transportation for their propulsion system.

While COVID-19 derailed initial forecasts, LNG demand still grew with trade reaching 360 million tonnes in 2020. The industry reacted swiftly to changing market conditions by adjusting supply, particularly out of the US, Malaysia and Egypt. With the exception of one small project, there were no new LNG supply investment decisions in 2020. LNG prices remained volatile, hitting a record low in 2020 before rebounding to a record high in early 2021. Carrier rates responded accordingly, with low spot rates over the summer of 2020 being replaced by record high rates in early 2021. New demand in Asia and elsewhere, stimulated by low LNG prices and a growing emphasis on cleaner burning fuels, could cause overall demand for LNG to exceed supply much earlier than expected at the peak of the initial COVID-19 outbreak.

As of March 2, 2021, our LNG carriers had an average age of 17 years. The following table provides additional information about the four LNG carriers in our current fleet. Unless otherwise indicated, we hold a 100% economic interest in the vessels.

LNG Carrier	Capacity (cbm)	Year of Delivery	Containment System	Year Acquired	Charterer	Charter Expiration	Charter Extension Option Periods
Golar Mazo(1)	135,225	2000	Moss	Upon formation	Not applicable	Not applicable	Not applicable
Methane Princess(1)	138,000	2003	Membrane	Upon formation	Royal Dutch Shell	August 2024	Five years plus five years
Golar Grand	145,700	2006	Membrane	November 2012	Major international Oil and Gas company	May 2021	Not applicable
Golar Maria	145,700	2006	Membrane	February 2013	Major international energy company(2)	December 2022(2)	Terms up to three years(2)
(1)Upon our formation in September 2007, Golar contributed to us a 100% interest in certain subsidiaries which owned a 60% interest in the Golar Mazo and which leased the Golar Spirit and the Methane Princess. We currently own a 60% interest in the Golar Mazo, and Chinese Petroleum Corporation holds the remaining 40% interest. The Golar Mazo entered the yard for layup in May 2020 and is awaiting new employment.
(2)The Golar Maria commenced her two-year charter in late 2020. The charter term includes an option for the charterer to extend by up to three one-year periods.

The below table summarizes the key details of the hire rates for the LNG carriers in our fleet on long-term charter:

Vessel	Capital cost component	Operating cost component	Changes to hire rate in the extension period (if applicable)
Methane Princess	Fixed.	Increases by a fixed percentage per annum.	Reduces by approximately 37%.
Golar Grand	The hire rate is an all-inclusive daily fixed rate.		The hire rate during the extension periods will be similar to the current level.
Golar Maria	The hire rate is an all-inclusive daily fixed rate.		The hire rate during the extension periods will be similar to the current level.

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

FLNG Hilli on her way to Cameroon
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

Certain of our charters provide for the payment by the charterer of an all-inclusive daily fixed rate. The hire rate for our FSRU vessels and LNG Carriers is primarily made up of two components:

•Capital cost component - primarily relates to the cost of the vessel and is structured to meet that cost and provide a return on investor capital. The capital cost component is constant for the duration of the entire charter except for the Golar Winter and Golar Eskimo; and

•Operating cost component - intended to compensate us for vessel operating expenses including management fees. This component is generally established at the beginning of the charter and typically escalates annually on a fixed percentage or fluctuates annually based on changes in a specified consumer price index or foreign exchange rate.

Under time charters, hire is payable monthly. Under all of our charters, hire is payable in U.S. Dollars, except for the operating cost component for the Golar Winter, which is payable in Brazilian Reais.

Our interest in the FLNG vessel provides floating liquefied natural gas tolling services based on a liquefaction tolling agreement. See “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

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

Competition

We operate in competitive markets that are based primarily on supply and demand. As the FSRU market continues to grow and mature there are new competitors entering the market. Existing competitors have also ordered additional FSRUs. Previous expectations of rapid growth in the FSRU market gave owners the confidence to place orders for FSRUs before securing charters. This has led to more competition for mid- and long-term FSRU charters. Competitive pressure in this market has since resulted in a significant reduction in new FSRU orders by both existing competitors and new entrants.

Competition for carrier and FSRU charters is based primarily on price, operational track record, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel and relationships with customers. In addition, some FSRUs may operate as LNG carriers between charters and during periods of increased FSRU competition.

The FLNG industry is in an early stage of development, and we do not currently face significant competition from other providers of FLNG services. As of March 2, 2021, there are currently only five operational FLNGs worldwide, including the Hilli, and two further FLNGs currently under construction. We anticipate that other companies, including marine transportation companies with strong reputations and extensive resources and experience, will enter the FLNG industry at some point in the future, resulting in greater competition.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere increased in colder weather and declined in warmer weather. In general, the LNG vessel industry has become less dependent on the seasonal transport of LNG than it was 15 years ago. The advent of FSRUs has opened up new markets and uses for LNG and has helped reduce the impact of seasonality. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. The vessel market is somewhat weaker in the period between winter and summer.

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

Under our charters, we are responsible for the technical management of the vessels which Golar, through its subsidiaries, assists us, by managing our vessel operations, maintaining a technical department to monitor and audit our vessel manager operations and providing expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to ship management and administrative services agreements with certain subsidiaries of Golar, access to human resources, financial and other administrative functions.

These functions are supported by on board and onshore systems for maintenance, inventory, purchasing and budget management. In addition, Golar’s day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repairs, and spare parts requisition.
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

The insurers providing the hull and machinery, hull and cargo interests, protection and indemnity and loss of hire insurances have confirmed that they will consider FSRUs as vessels for the purpose of providing insurance. For the FSRUs, we have also arranged an additional comprehensive general liability insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. With the exception of the Golar Mazo, which is certified by Lloyds Register, all other vessels in our current fleet are each certified by Det Norske Veritas GL ("DNV-GL"). All of our operating vessels have been awarded International Safety Management (“ISM”) certification and are currently “in class”, except for the Golar Spirit and the Golar Mazo which are currently in layup.

We carry out inspections of the vessels on a regular basis; at sea or while the vessels are in port or, following COVID-19 restrictions, on a remote basis where applicable. The results of these inspections, which are conducted both in port and while underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

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

International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of our vessels are described below. Other countries in which we operate or in which our vessels are registered have or may in the future have laws and regulations that are similar in nature to the U.S. laws referenced below. GMN provides technical management services for our vessels, is certified in accordance with the International Maritime Organization's (“IMO”) standard for ISM and operates in compliance with the International Standards Organization (“ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.

International Maritime Regulations of LNG Vessels

The IMO provides international regulations governing safety, security and environmental aspects of shipping and international maritime trade. For a discussion of IMO’s environmental regulations, see “Air Emissions”, “Anti-Fouling Requirements,” “Ballast Water Management Convention” and “Regulation of Greenhouse Gas Emissions”.

Among other requirements, the IMO's ISM Code requires the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship manager holds a document of compliance under the ISM Code for operation of Gas Carriers registered in the Marshall Islands, Liberia and Malta and is operating in compliance with the IMO’s Maritime Safety Committee (“MSC”) adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems.

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

 Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represented a substantial reduction from the previous sulfur 3.5% cap. The 0.5% sulfur cap is generally referred to IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Because the marine sector accounts for approximately half of the global fuel oil demand, the impact of the increased demand for compliant low sulfur fuels is expected to affect the availability and cost of such fuels and, in turn, increase our costs of operation. Our vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn gas only in their boilers when alongside a berth. Except for the Golar Mazo, we have modified the boilers on all our vessels to also allow operation on low sulfur diesel oil, or LSDO. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country. See “European Union Regulations” below for additional information.

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

U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our vessels are largely powered by means other than fuel oil, we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels, but that possibility cannot be eliminated.

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

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for environmental protection and clean-up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are

“responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages under OPA 90 aside from clean-up and containment costs are defined broadly to include:

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

The limits of OPA 90 liability are the greater of $2,300 per gross ton or $19.9 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed or be excluded under our insurance coverage, it could have an adverse effect on our business and results of operation.

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

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance ("NSPs") to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA is directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two year after EPA develops the NSPs. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems.

The 2013 VGP was scheduled to expire in December 2018, however, under VIDA the provisions of the 2013 VGP remain in place until the new EPA and USCG regulations are in place. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

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

Installation of ballast water treatments systems (“BWTS”), will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWTS. The additional costs of complying with these rules, relating to all our vessels are estimated to be approximately $2.0 million per vessel and will be phased in over time in connection with the renewal surveys that are required. We have therefore decided to install BWTS on all our LNG Carriers on their first drydocking after 2017. The installation of the BWTS on the Methane Princess was completed in 2018. The vessels yet to have the BWTS installed are the Golar Maria and Golar Grand, which will undergo installation on their next scheduled drydock, and the Golar Mazo, once reactivated from cold lay up.

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

Clean Air Act

The U.S. Clean Air Act of 1970 (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-

term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

To date, emissions of greenhouse gases from international transport have not been subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the European Union has initiated action and is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce GHG emissions. In 2013, European Commission initiated a three step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using European Union ports, (ii) establishment of GHG reduction targets for sector; and (iii) implementation of further measures, including market-based measures such an emissions trading, in the medium to long term. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and called for action by either IMO or the European Union to address emissions from the international transport sector from 2023. The first step of the three step strategy initiated in 2013 was addressed with a European Union regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions. On September 15, 2020, the European Parliament approved draft legislation, which has not yet been finalized, that would include GHG emissions from large vessels in the EU emissions trading system as of January 1, 2022 and include methane emissions in monitoring, reporting and verification requirements applicable to vessels. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% by 2030 as compared to 2008 levels, and apply even deeper cuts by 2050.

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In May 2019, the MEPC approved for adoption at its April 2020 session further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments would accelerate the entry into effect by date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC is also looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. At the October 2016 MEPC session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool (“IMO GHG Strategy”). In November 2020, the MEPC agreed to draft amendments to MARPOL Annex VI establishing an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The draft MARPOL Annex VI amendments will be proposed for formal adoption at the 2021 MEPC session and, once adopted, are expected to enter into force on January 1, 2023.

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

 Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all as in effect on the date of this Annual Report and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation. We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under Section 883 of the Code.

Taxation of Operating Income. Substantially all of our gross income has historically been attributable to the transportation, regasification and storage of LNG, and we expect that substantially all of our gross income will continue to be attributable to the transportation, regasification and storage of, as well as liquefaction of LNG. Gross income generated from liquefaction, regasification and storage of LNG outside of the United States generally is not subject to U.S. federal income tax, and gross income generated from such activities in the United States generally is subject to U.S. federal income tax. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax.

Certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that based on our current ownership structure, we satisfy all of the requirements for the Section 883 Exemption, and accordingly we are not subject to U.S. federal income tax on our U.S. Source International Transportation Income (including for this purpose any such income earned by any subsidiary that is disregarded as an entity separate from us, or is treated as a partnership in which we or one of our disregarded subsidiaries is a partner for U.S. federal income tax purposes).

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

We believe that we satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements. We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and expect to earn in the future. Consequently, our U.S. Source International Transportation Income (including for this purpose, our proportionate share of any such income earned by any subsidiary that is disregarded as an entity separate from us, or is treated as a partnership in which we or one of our disregarded subsidiaries is a partner for U.S. federal income tax purposes) should be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test and we satisfy certain substantiation, reporting and other requirements.

Our common units and our Series A Preferred Units are traded only on the Nasdaq Global Market, which is considered to be an established securities market. Thus, the number of our common units and Series A Preferred Units that are traded on the Nasdaq Global Market exceeds the number of our common units and Series A Preferred Units that are traded on any other established securities market, and this is not expected to change. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Although the matter is not free from doubt, based on our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe that (i) our common units and Series A Preferred Units represent more than 50.0% of the total value of all of our outstanding equity interests and (ii) our common units and our Series A Preferred Units represent more than 50.0% of the total combined voting power of our equity interests. In addition, we believe that our common units and our Series A Preferred Units each currently satisfy and expect that our common units and our Series A Preferred Units each will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. Although there can be no assurance that this limitation will be effective to eliminate the possibility that we have or will have any 5.0% unitholders for purposes of the Closely Held Block Exception, based on the current ownership of our common units, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2020 and will continue to satisfy the Publicly Traded Test for future taxable years.

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

United Kingdom ("UK") Taxation

The following is a discussion of the material UK tax consequences applicable to us relevant to the fiscal year ending December 31, 2021. This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the UK tax considerations applicable to us.

Tax Residence and Taxation of a Permanent Establishment in the UK. A company treated as resident in the UK for purposes of the UK Corporation Tax Acts is subject to corporation tax in the same manner and to the same extent as a UK incorporated company. For this purpose, place of residence is determined by the place at which central management and control of the company is carried out.

In addition, a non-UK resident company will be subject to UK corporation tax on profits attributable to a permanent establishment in the UK to the extent it carries on a trade in the UK through such a permanent establishment. A company not resident in the UK will be treated as having a permanent establishment in the UK if it has a fixed place of business in the UK through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company has and habitually exercises authority to enter into contracts on behalf of the company.

Unlike a company, a partnership established in the UK or carrying on a trade in the UK is not itself subject to tax, although its partners generally will be liable for UK tax based upon their shares of the partnership’s income and gains.  Please read “Item 10—Additional Information—E. Taxation”.

Taxation of Non-UK Incorporated Subsidiaries. We will undertake measures designed to ensure that our non-UK incorporated subsidiaries will be considered controlled and managed outside of the UK and not as having a permanent establishment or otherwise carrying on a trade in the UK. While certain of our subsidiaries that are incorporated outside of the UK will enter into agreements with Golar Management, a UK incorporated company, for the provision of ship management and administrative services, we believe that the terms of these agreements will not result in any of our non-UK incorporated subsidiaries being treated as having a permanent establishment or carrying on a trade in the UK. As a consequence, we expect that our non-UK incorporated subsidiaries will not be treated as resident in the UK and the profits these subsidiaries earn will not be subject to tax in the UK.

Taxation of UK Incorporated Subsidiaries. Each of our subsidiaries that is incorporated in the UK will be regarded for the purposes of the UK Corporation Tax Acts as being resident in the UK and will be liable to UK corporation tax on its worldwide income and chargeable gains, regardless of whether the income or gains are remitted to the UK. The generally applicable rate of UK corporation tax is currently 19% (expected to increase to 25% from April 1, 2023). Our UK incorporated subsidiaries will be liable to tax at this rate on their net income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. On March 3, 2021, the UK Government announced that the generally applicable rate of UK corporation tax will rise to 25% with effect from April 1, 2023, and we expect our UK incorporated subsidiaries to be liable to tax at that rate from that time on their net income, profits and gains, after deducting such expenses. There is currently no UK withholding tax levied on distributions made to us.

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

Other Taxation

We are liable to corporate income taxes in the jurisdictions in which we have subsidiaries or a taxable presence. We are therefore liable to tax currently in the UK, Brazil, Indonesia, Jordan, Jamaica and Kuwait according to the tax regulations of those countries. We are also subject to tax inspections and tax audits in the jurisdictions we operate in.

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

C.            Organizational Structure

Golar GP LLC, a Marshall Islands limited liability company, is our general partner. Our general partner is a subsidiary of Golar, which is a Bermuda exempted company. Concurrently with the consummation of the proposed Merger with NFE, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer, all of the outstanding membership interests in our general partner pursuant to the Transfer Agreement, Golar GP LLC will then be replaced by GP Buyer as our general partner. Refer to “Item 5 Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Agreement and Plan of Merger with New Fortress Energy".

Please see Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.            Property, Plant and Equipment

Other than the vessels in our current fleet, we also own a purpose-built mooring structure with a net book value of $7.1 million and $10.7 million as of December 31, 2020 and 2019, respectively. The mooring structure is located off West Java, Indonesia where the NR Satu is permanently moored for the duration of its time charter with PTNR. Together with the NR Satu, the mooring structure is under a time charter with PTNR which terminates at the end of 2022. The mooring structure, together with the NR Satu, is also secured in favor of the $175.0 million NR Satu facility.

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

Background and Overview

We were formed in September 2007 by Golar to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. Our fleet currently consists of six FSRUs, four LNG carriers and an interest in the FLNG Hilli, through our ownership of 50% of the Hilli Common Units.

We completed our IPO on April 13, 2011 and our common units are traded on the NASDAQ Global Market under the symbol “GMLP.” and our Series A Preferred Units are traded on the Nasdaq under the symbol “GMLPP.”.

Significant Developments in 2020 and Early 2021

Agreement and Plan of Merger with New Fortress Energy

On January 13, 2021, we entered into the Merger Agreement with NFE, Merger Sub, GP Buyer and our general partner, pursuant to which Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into the Partnership, with the Partnership surviving the Merger as an indirect subsidiary of NFE.

At the effective time of the Merger (the "Effective Time"), pursuant to the Merger Agreement:

•each common unit that is issued and outstanding immediately prior to the Effective Time will (i) be converted into the right to receive $3.55 in cash (the "Common Unit Consideration"), (ii) no longer be outstanding and (iii) automatically be cancelled and cease to exist;

•each of the incentive distribution rights of the Partnership will be cancelled and cease to exist, and no consideration shall be delivered in respect thereof;

•each Series A Preferred Unit of the Partnership issued and outstanding immediately prior to the Effective Time will be unchanged and will remain outstanding, and no consideration shall be delivered in respect thereof;

•each outstanding unit representing a general partner interest in the Partnership that is issued and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately following the Effective Time;

•each outstanding option to purchase common units granted pursuant to the Partnership’s long-term incentive plan (each, a “Partnership Option”), whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Common Unit Consideration over the applicable exercise price per common unit of such Partnership Option and (ii) the number of Common Units subject to such Partnership Option. Any Partnership Option which has a per common unit exercise price that is greater than or equal to the Common Unit Consideration will be cancelled at the Effective Time for no consideration or payment; and

•each award of notional common units granted pursuant to the Partnership’s long-term incentive plan (each a “Partnership Phantom Unit”), whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Common Unit Consideration and (ii) the number of common units subject to such Partnership Phantom Unit.

Concurrently with the consummation of the Merger, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer (the "GP Transfer"), all of the outstanding membership interests in our general partner pursuant to the Transfer Agreement as of January 13, 2021 (the “Transfer Agreement”) for a purchase price of $5.1 million which is equivalent to $3.55 per general partner unit of the Partnership. The Transfer Agreement also provides for the parties to enter into, among other things, an omnibus agreement relating to the provision of certain management and administrative services related to the vessels the Partnership owns.

The obligation of the parties to the Transfer Agreement to consummate the GP Transfer is subject to certain closing conditions, including: (1) the accuracy of the other party's representations and warranties, subject to certain materiality qualifiers; (2) performance in all material respects by the other party; (3) the delivery of certain deliverables under the Transfer Agreement by both parties; and (4) the conditions to the Partnership’s or NFE’s (as applicable) obligations to close the Merger pursuant to the terms of the Merger Agreement must have been waived or satisfied.

The required majority of the common unitholders of record as of the close of business on January 25, 2021 voted on and approved the Merger Agreement at a Special Meeting held on February 24, 2021. The closing of the Merger is subject to satisfaction or waiver (if applicable) of certain conditions, including: (i) the receipt of certain regulatory approvals; (ii) the receipt of certain specified material third-party consents; (iii) the absence of any legal restraint issued by any court or governmental entity of competent jurisdiction preventing consummation of the Merger; (iv) the absence of a material adverse effect on either party; (v) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (vi) material compliance with each party’s covenants; and (vii) all conditions to Golar’s or NFE’s (as applicable) obligation to close the GP Transfer under the Transfer Agreement having been satisfied or waived.

It is currently anticipated that NFE will refinance our maturing debt facilities, including related accrued interest and fees, upon consummation of the Merger.

The Merger Agreement may be terminated by NFE or Partnership (which, in the case of the Partnership, must be approved by the Conflicts Committee) under certain circumstances, including, among others, by either NFE or the Partnership if the closing of the Merger has not occurred on or before July 13, 2021, and further provides that, upon termination of the Merger Agreement under certain circumstances, the Partnership may be required to pay NFE a termination fee equal to $9.4 million.

Other Transaction Agreements

Transition Services Agreement. In connection with the closing of the Merger, we and Golar Management Limited expect to enter into a transition services agreement (the “Transition Services Agreement”), pursuant to which Golar Management will provide certain administrative and consulting services to us (the “Transition Services”) commencing on the date the Transition Services Agreement is entered into. The Transition Services Agreement will terminate on the earliest to occur of (i) the last day of the 12th calendar month following the month in which the Merger closing date occurs, (ii) the date on which the Transition Services Agreement is duly terminated by either of the parties, (iii) the latest date any Transition Service is to be provided, or (iv) the date on which the provision of all Transition Services has been duly canceled. The Partnership may terminate any Transition Service upon 30 days prior written notice. Furthermore, (i) either party may terminate the Transition Services Agreement (a) at any time by the mutual written consent of the parties or (b) by written notice if the other party is in material breach of the Transition Services Agreement and fails to remedy the breach within 30 days of receipt of such notice, and (ii) Golar Management may immediately terminate the Transition Services Agreement if the Partnership has failed to pay any sum due and payable to Golar Management for a period of at least 30 days, unless such amount is being disputed in good faith. The Partnership will pay Golar Management an aggregate annual fee of $3.0 million for certain administrative Transition Services, as well as certain additional hourly and daily fees associated with certain consultancy, information technology and cyber-security Transition Services, and will reimburse Golar Management for all reasonable and documented out-of-pocket expenses or remittances of funds paid to a third party in connection with the provision of the Transition Services.

Tax Indemnity Agreement. In connection with the closing of the Merger, Golar and NFE expect to enter into a tax indemnity agreement (the “Tax Indemnity Agreement”), pursuant to which Golar will agree to certain indemnity obligations with respect to certain sale and leaseback transactions with lessor entities that are tax residents of or otherwise subject to tax in the United Kingdom (“Lessors”), pursuant to which Golar sold certain vessels to a Lessor, and the applicable Lessor leased back such vessels to Golar or its affiliates, including subsidiaries of the Partnership (the “UK Tax Lease Transactions”). Pursuant to the Tax Indemnity Agreement, Golar will (for an indefinite term) indemnify, defend and hold harmless GP Buyer, NFE, Merger Sub, and each of their respective affiliates (including, following the closing of the Merger, the general partner, the

Partnership and each of the Partnership’s subsidiaries), and each of their respective representatives, from and against any losses, damages, liabilities, costs (including without limitation, legal costs on a full indemnity basis), charges, fees, expenses, taxes, disbursements, actions, penalties, proceedings, claims and demands or other liabilities in any case of any nature whatsoever, to the extent based upon, arising out of, relating to or resulting from:

•any guarantee or indemnification obligation to any Lessor or any current, past, or future affiliate of any Lessor based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction;

•any letter of credit provided to, or for the benefit of, any Lessor or any current, past, or future affiliate of any Lessor based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction;

•any mortgage, lien, or other security interest granted in favor of any Lessor or any current, past, or future affiliate of any Lessor with respect to any vessel that is owned, leased, or operated by the Partnership or its subsidiaries, based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction (each a “Security Interest”);

•any audit, examination, contest, investigation, claim or other proceeding in respect of any taxes or tax returns (each a “Tax Action”) based upon, arising out of, relating to, or resulting from any UK Tax Lease Transaction; or

•any deficiency for any tax proposed, threatened, asserted, or assessed by any governmental authority based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction.

Golar will agree to, at its own cost and expense, prior to the closing of the Merger, obtain a release and discharge of each Security Interest from each holder thereof. Golar will also cause Hilli LLC to make certain tax elections. From and after the closing of the Merger, Golar and NFE will agree to, and cause their respective affiliates and representatives to, reasonably cooperate in connection with the preparation and filing of any tax return, the conduct of any Tax Action, or determining a liability for taxes or a right to a refund of taxes, with respect to the indemnification obligations covered by the Tax Indemnity Agreement.

NFE Omnibus Agreement. Concurrently with the closing of the Merger, Golar, certain of its and the Partnership’s subsidiaries and affiliates and NFE expect to enter into an omnibus agreement (the “NFE Omnibus Agreement”), pursuant to which the parties will evidence their understanding with respect to (i) certain obligations of Golar, NFE and Golar LNG Energy Limited, a subsidiary of Golar (together with Golar, the “Charter Guarantors”), with respect to certain guarantee and counter-indemnity obligations of the Charter Guarantors and (ii) the management services to be provided to NFE and its subsidiaries by certain subsidiaries of Golar pursuant to certain management and management services agreements set forth in the NFE Omnibus Agreement (the “Management Agreements”).

The NFE Omnibus Agreement covers certain agreements (each, a “Covered Agreement”) (i) to which the Partnership or one or more of its subsidiaries is a party or (ii) in respect of which the payment obligations are subject to a counter-indemnification obligation and where one of the Charter Guarantors, in the case of clause (i), guarantees certain obligations of the Partnership or such subsidiaries (the “GP Parent Guarantees”) and in the case of clause (ii), provides such counter-indemnity (the “GP LC Counter-indemnities”). For each Covered Agreement, on and from the Effective Time, (i) NFE will pay to the relevant Charter Guarantor an aggregate annual guarantee fee of $250,000 (pro-rated for the number of days in the year during which such relevant GP Parent Guarantee and/or GP LC Counter-indemnity is outstanding), (ii) NFE will be primarily responsible to the Charter Guarantors for the payment of any amounts payable pursuant to such GP Parent Guarantees and/or GP LC Counter-indemnities, as incurred, and (iii) NFE will indemnify the Charter Guarantors for any amounts the Charter Guarantors pay under such GP Parent Guarantees and GP LC Counter-indemnities and for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such GP Parent Guarantees and GP LC Counter-indemnities, in accordance with the terms of the NFE Omnibus Agreement. Each Charter Guarantor will, on and from the Effective Time, (i) maintain all GP Parent Guarantees and renew and/or replace all GP LC Counter-indemnities required pursuant to the Covered Documents to which they are in issue, (ii) comply with all covenants and terms to which such Charter Guarantor is subject in the GP Parent Guarantees and GP LC Counter-indemnities, and the Covered Documents in respect of which such GP Parent Guarantees and GP LC Counter-indemnities are issued, if any, and (iii) provide NFE with quarterly covenant compliance reports in respect of all applicable financial covenants, if any. The Charter Guarantors will indemnify NFE and the relevant subsidiaries for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such Charter Guarantor’s failure to comply with such obligations. On and from the Effective Time, Golar and NFE will use reasonable endeavors to have the Charter Guarantors removed as guarantor or counter-indemnifier under the Covered Agreements.

All management agreements and management services agreements between certain subsidiaries of Golar and the Partnership (the “Owners”) and Golar Management will be amended and restated, on and from the Effective Time, in the form of management agreement and Bermuda Services Agreement provided in the NFE Omnibus Agreement (such amended and restated management agreements together with the Bermuda Services Agreement (as defined below), the “Tier 1 Management Agreements”). Each of Golar Management and certain subsidiaries of Golar (the “Tier 2 Service Providers”) may, in accordance with the terms of the relevant Management Agreement, exercise its right to terminate such Management Agreement by giving 60 days’ notice to the relevant party, except to the extent that (i) the vessel to which such Management Agreement relates continues to be the subject of a time charter party agreement, an FSRU lease agreement, a liquefaction tolling agreement or gas agreement (together the “Charter Contracts”) and (ii) where the termination of such Management Agreement would reasonably be expected to trigger a termination right relating to the change in the identity of the manager of the relevant vessel under its Charter Contract. The Owners may terminate any Tier 1 Management Agreement for its convenience by giving 60 days’ notice to Golar Management. Subject to the terms of the NFE Omnibus Agreement and the relevant Management Agreement, Golar Management and the Tier 2 Service Providers will continue to provide such services as are set out in the relevant Management Agreement and any other management agreements to which the Tier 2 Service Providers are a party, and the consultancy services under the Tier 1 Management Agreements will include such advisory or other additional services as may be reasonably requested by the Partnership to enable the Owners to comply with each Charter Contract and any related financing arrangement covenant relating to the provision of management services, change of control and ownership, in each case, as relate to the transactions contemplated by the Merger Agreement and the NFE Omnibus Agreement.

The NFE Omnibus Agreement will be effective on and from the Effective Time and will terminate at the latest to occur of (a) no GP Parent Guarantee or GP LC Counter-indemnity remaining outstanding, (b) each of NFE and the Charter Guarantors having paid all amounts due pursuant to its guarantee and/or indemnification obligations in the Omnibus Agreement, (c) all Covered Documents having been terminated and (d) all Management Agreements having been terminated.

Ship Management Agreements. In connection with the closing of the Merger, the Partnership and Golar Management expect to enter into separate ship management agreements between the vessel-owning subsidiaries of the Partnership and Golar Management (the “Ship Management Agreements”), pursuant to which Golar Management will provide certain technical, crew, insurance and commercial management services for the related vessels in accordance with sound ship management practice (the “Management Services”) commencing on the closing date of the Merger. Except as otherwise provided in the NFE Omnibus Agreement, the Ship Management Agreements will continue until terminated by either party by notice, in which event the relevant Ship Management Agreement will terminate upon the later of 12 months after the Closing Date or two months from the date on which such notice is received, unless terminated earlier due to a default by either party or as otherwise specified in the Ship Management Agreements. The Partnership expects to pay Golar Management an aggregate annual management fee of up to $7.4 million for the Management Services, which assumes that all relevant vessels (i) are provided a full technical management service for an entire calendar year and (ii) are operational for a full calendar year and are not in lay-up. Such Management Services will be subject to annual review, and the Partnership will reimburse Golar Management for its out-of-pocket expenses properly incurred in connection with the Management Services. The Partnership will also pay for certain additional services at the various hourly rates set forth in the Ship Management Agreements. If the Partnership decides to layup any of the relevant vessels and such layup lasts for more than three months, the management fee related to such vessel will be reduced to half until one month before such vessel is again put into service.

Bermuda Services Agreement. In connection with the closing of the Merger, the Partnership and Golar Management (Bermuda) Limited, a wholly owned subsidiary of Golar (“Golar Bermuda”), expect to enter into a services agreement (the “Bermuda Services Agreement”), pursuant to which Golar Bermuda will act as the Partnership’s registered office in Bermuda and will provide certain corporate secretarial, registrar and administration services to the Partnership (the “Bermuda Services”) commencing on the Effective Time. Either party may terminate the Bermuda Services Agreement upon 30 days’ prior written notice. The Partnership will pay Golar Bermuda an aggregate annual fee of $250,000 for the Bermuda Services and will reimburse Golar Bermuda for all incidental documented costs and expenses reasonably incurred by Golar Bermuda and its designees in connection with the provision of the Bermuda Services.

Cooperation Agreement

On August 31, 2020, the Partnership and Hygo entered into a cooperation agreement (the “Cooperation Agreement”) where the parties intend to work together to develop hub-spoke LNG terminal solutions utilizing the Partnership’s available asset portfolio, where such assets are technically suitable. The terms and structure of the commercial cooperation will be worked on a project by project basis given the customized nature of each potential terminal.

On January 13, 2021, Golar and a fund managed by Stonepeak Partners entered into an agreement and plan of merger to sell Hygo to NFE (the “Hygo Merger”). The Hygo Merger is expected to close in the first half of 2021.

As part of the cooperation agreement, on August 31, 2020, the Partnership, Hygo, Golar, Golar Partners Operating LLC and Golar GP LLC entered into an agreement to terminate the existing omnibus agreement entered into in June 2016 among the parties.

Global COVID-19 Outbreak

The worldwide outbreak of COVID-19 that originated in China and subsequently spread to many countries worldwide has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of COVID-19. These measures have resulted in a significant reduction in global economic activity, extreme volatility in the global financial markets, and as a result of COVID-19 the global demand for oil, natural gas, LNG and LNG supply has declined. The continued impact of COVID-19 and seasonality has also led to greater volatility in spot rates. Please see “Risk Factors” and “—Factors Affecting our Results of Operations and Future Results” herein for further information regarding the impact of COVID-19 on our business and operations.

2015 and 2017 Norwegian Bond Refinancing

On May 5, 2020, bondholders approved amendments (the “Norwegian Bond Amendments”) to our 2015 Norwegian Bonds and our 2017 Norwegian Bonds. See Note 21 “Debt” of our consolidated financial statements included herein for additional information on the amendments to our Norwegian Bonds.

Cash Distributions

In April 2020, we announced an update regarding our financial strategy and ongoing initiatives in response to the COVID-19 induced deterioration in the macro-economic environment and to facilitate refinancing of upcoming debt maturities, including our 2015 and 2017 Norwegian Bond refinancing described above. The announcement included a 95% reduction in the quarterly distribution on our common units to $0.0202 per unit for each of the quarters during the year ended December 31, 2020.

In February 2021, we paid a cash distribution of $0.0202 per common unit in respect of the three months ended December 31, 2020 to unitholders of record as of February 5, 2021.

We also paid a cash distribution of $0.546875 per Series A Preferred Unit for the period from November 15, 2020 through to February 14, 2021 to our Series A Preferred unitholders of record as of February 8, 2021.

In accordance with the Merger Agreement, we are prohibited from payment of further distributions on the common units without permission from NFE. However, we are permitted to continue to pay quarterly distributions on the Series A Preference Units.

Series A Preferred Units ATM Program

On January 28, 2020, the Partnership entered into a sales agreement with a sales agent (the "Agent"), relating to the Partnership’s Series A Preferred Units. In accordance with the terms of the sales agreement, we may, through the Agent, offer and sell from time to time, Series A Preferred Units having an aggregate offering price of up to $120.0 million. Following the Merger, we do not foresee future sales of Series A Preferred Units.

Organizational Changes

On April 30, 2020, Mr. Graham Robjohns stepped down as our Chief Executive Officer ("CEO") and left Golar. Mr. Karl Fredrik Staubo was appointed as CEO on May 1, 2020.

In May 2020, Mr. Alf Thorkildsen resigned as a Class I Director. At the Annual Meeting of Limited Partners in September 2020, the Board of Directors appointed Mr. Neil Glass to replace Mr. Thorkildsen as a Class I Director with a term that will expire at the 2022 Annual Meeting of Limited Partners and as a member of the audit committee.

At the Annual Meeting of Limited Partners in September 2020, Carl Steen was elected as a Class II Director, whose term will expire at the 2023 Annual Meeting of Limited Partners.

Factors Affecting Our Results of Operations and Future Results

Our historical results of operations and cash flows may not be indicative of future results of operations and our results may be principally affected for the following reasons:

•The Merger may not be completed, due to the failure of the parties to achieve the closing conditions, waiver thereof, or otherwise; such a failure could negatively impact our unit prices, business, financial condition, results of operations, cash flows or prospects. The Merger is subject to the satisfaction or waiver of certain closing conditions described above under "Significant Developments in 2020 and Early 2021". If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business, financial position, results of operations, cash flows or business prospects could be materially adversely affected. In the event the Merger is not consummated, we may look to consider taking actions such as extending or refinancing our $800 million credit facility or the Norwegian Bonds, seeking additional equity capital or negotiating with our creditors to procure additional time to facilitate the refinancing. We expect that in connection with any such debt negotiation and extension, we will have to pay waiver and extension fees to such lenders, in amounts that are not knowable today.

•The fact that the Merger is pending could materially harm our business, results of operations and cash flows. While the Merger with NFE is pending, we are subject to certain risks that may harm our business, results of operations and cash flows, including the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting; the fact that we have and will continue to incur expenses related to the Merger prior to its closing; and our potential inability to respond effectively to competitive pressures, industry developments and future opportunities.

•Our operating expenses will change if the Merger is consummated. In connection with the closing of the Merger, we expect to enter into a Transition Services Agreement, the NFE Omnibus Agreement, Ship Management Agreements and Bermuda Services Agreement with various subsidiaries of Golar. Fees and expenses paid pursuant to these agreements could exceed fees and expenses we have paid in the past for similar services. For a description of these agreements, please see “Significant Developments in 2020 and 2021- Other Transaction Agreements”.

•Our finance expenses will change if the Merger is consummated. In connection with the closing of the Merger, NFE intends to repay or refinance substantially all of our credit facilities, including the $800 million facility and the 2015 Norwegian Bonds. Entry into new credit facilities in the future may result in a change in our interest expense, fees and other finance expenses.

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

•The amount and timing of drydocking and the number of drydocking days of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2020, 2019 and 2018, we had 47, 45 and 134 off-hire days, respectively, relating to drydocking of our vessels. Material differences in the number of off-hire days from period to period could cause financial results to differ materially.

•Our results may be affected by fluctuations in our vessel operating costs. Factors such as shortage of qualified and experienced seafaring crew and pressure on raw material prices could increase our operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs may occur. In addition, the Golar Spirit has been in lay-up since August 2017 and the Golar Mazo has been in lay-up since May 2020. We receive no revenues for vessels while they are in lay-up or being converted, but we benefit from lower vessel operating costs, principally from reduced crew on board, and minimal maintenance requirements and voyage costs.

•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as we have no existing derivative instruments held for hedging. These changes may fluctuate significantly as interest rates fluctuate.

•Outbreaks of epidemic and pandemic diseases and governmental response thereto could adversely affect our business. Our operations are subject to risks related to outbreaks of infectious diseases, including the ongoing COVID-19 pandemic. The COVID-19 outbreak has negatively affected economic conditions and energy prices have fallen significantly. The COVID-19 outbreak has also negatively affected the supply chain, the labor market, the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have been imposing and may continue to impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. However, to date our operations have been impacted in the following ways:

•crew changes have been cancelled and/or delayed due to port authorities denying disembarkation, a high potential of infection in countries where crew changes may otherwise have taken place, and the inability to repatriate crew members due to lack of international air transport or denial of re-entry by crew members’ home countries which may have closed their borders;

•the inability to complete scheduled engine overhauls, routine maintenance work, and management of equipment malfunctions;

•shortages or a lack of access to required spare parts for our vessels, and delays in repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor of shipyards or contractors or due to other business disruptions;

•needing to find new, remote means to complete vessel inspections and related certifications by class societies, customers or government agencies –such remote inspections may fail to identify underlying conditions visible only through physical onboard inspections; and

•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements.

Given the recent fluidity of developments and the extensive response to the outbreak, we are continually receiving updated information and are constantly reassessing the impact of COVID-19 on our operations. Measures taken in response to COVID-19 include:

◦the timing of crew rotations remains dependent on the duration and severity of COVID-19 in countries from which our crews are sourced as well as any restrictions in place at ports in which our vessels call, however we are managing to make limited crew changes where possible;

◦we have sought to financially support our seafarers while on shore leave (typically, in line with maritime standards and the Maritime Labour Convention, seafarers are not paid whilst on shore leave); we have ensured that all crew members are paid some of their salaries whilst they are unable to board a vessel and work, to support them and their families through this challenging period;

◦restrictions in place at ports may lead to increased provisioning costs to obtain supplies;

◦arrangements to accept delivery of additional spare parts and critical supplies are made where possible in our supply chains;

◦planned engine overhaul and routine maintenance services have been cancelled where possible, and arrangement for remote servicing of equipment are being made wherever possible;

◦non-critical boardings are being cancelled, current visits are being limited to vetting inspectors, pilots and port officials were allowed, and procedures have been implemented on board to limit the risk of human-to-human transmission from visiting personnel;

◦more extensive use of remote ship visits by our management and support functions;

◦our global offices are monitoring applicable local legislation and social distancing guidelines to minimize the opportunity for human-to-human transmission, IT systems and network capacity have proven to be robust, and no interruption to business support functions and no implications on financial reporting systems or internal controls over financial reporting have been identified;

◦we provide mental health support for our seafarers and global workforce through membership in organizations providing hotline support and introducing a forum for virtual sharing and collaboration on mental health concerns; and

◦flexible working arrangements that we have been permitting for our people and non-critical projects have been extended.

Potential worker shortages due to the COVID-19 outbreak and travel and social distancing restrictions imposed by governments or corporate policies could impose constraints on our ability to comply with deadlines and requirements set forth in environmental laws and regulations to which our operations are subject, including inspection, monitoring, reporting, certification, and training requirements. Although some environmental authorities have indicated they may exercise enforcement discretion with respect to non-compliance with routine obligations caused by COVID-19, there can be no assurance that enforcement discretion will be exercised in the event we are unable to comply with environmental laws and regulations. For a discussion of environmental laws and regulations affecting our business and operations, please see “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations”.

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

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Except for the NR Satu, which will enter into layup after her charter with the respective charterer, we generally drydock each of our vessels every five years. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve or extend the useful lives of the vessels. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

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

Vessel Operating Expenses. Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of vessel management services.

Adjusted EBITDA. Modification of the FSRU Golar Freeze charter agreement on May 15, 2019, led to a reassessment of the contract under lease accounting guidance in accordance with US GAAP. This modification resulted in the contract changing from an operating lease to a sales-type lease. This accounting change resulted in the recognition of the capital hire revenue as “Interest Income” based on a rate implicit in the contract while service revenue is recognized straight line over the life of the contract. In order to compare the performance of the Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze Charter based on Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under sales-type lease in the period).

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

Administrative Expenses. We are party to a management and administrative services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Where external service provider costs are incurred by Golar Management on our behalf, these expenses are recharged to us at cost. The balance of administrative expenses relates to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest Expense and Interest Income. Interest expense depends on our overall level of borrowing and may significantly increase when we acquire or lease vessels. In addition, interest expense may vary dependent on sale and leaseback transactions we have or may enter into with lessor VIEs where we are deemed to be the primary beneficiary. We are required to consolidate the VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional details, refer to note 5 "Variable Interest Entities" to our consolidated financial statements. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits. Interest income also includes interest income in relation to our sales-type lease for which we are the lessor, net of the impact of expected credit losses.

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

Other Financial Items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, foreign exchange gains/(losses) and other realized gains/(losses) on our financial instruments.  Foreign exchange gains or losses arise due to the retranslation of our finance lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our finance lease obligations.

Non-Controlling Interest. Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary (or “Eskimo SPV”) of CMBL in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus, the equity attributable to CMBL is included in our non-controlling interest. For additional details, see note 5 “Variable Interest Entities” to our consolidated financial statements included herein.

Equity in net earnings of affiliate. Our affiliate represents our 50% interest in the Hilli Common Units which is accounted for by the equity method of accounting. The excess of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as “Investment in affiliate”. We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the consolidated statements of operations as part of the equity method of accounting.

Under the equity method of accounting, we recognize gains and losses in the consolidated statement of operations as equity in net earnings or losses of affiliate based on the economic results allocated based on a contractual agreement, net of interest, tax and basis difference amortization.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. Insurance costs have historically seen periods of high cost inflation, although not within the last 12 months. It is anticipated that insurance costs may continue to rise in the future. LNG transportation is a business that requires specialist skills that take some time to acquire and the number of vessels is increasing. Similarly, historically, there have been periods of increased demand for qualified crew, which has and may in future put inflationary pressure on crew costs. Only vessels on full cost pass-through charters would be fully protected from crew cost increases. The impact of these increases will be mitigated to some extent by the following provisions in our existing charters:

•The Methane Princess’ and the Golar Eskimo’s charters provide that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by a fixed percentage per annum (except for insurance in the case of the Methane Princess, which is covered at cost);
•Under the OSA for the Golar Winter, the charter hire rates are payable in Brazilian Reais. The charter hire rates payable under the OSA covers all vessel operating expenses, other than drydocking and insurance. The charter hire rate payable under the OSA was established between the parties at the time the charter was entered into and will be increased based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis; and
•The NR Satu time charter provides for an annual adjustment to the operating expense component of the charter hire rate as necessary to take into account cost movements.

A.            Operating Results

Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019

The following details the Adjusted EBITDA information for our reportable segments; FSRUs, LNG carriers and FLNG for the years ended December 31, 2020 and 2019.

	December 31, 2020					December 31, 2019
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$229,530	$55,204	$104,271	$(104,271)	$284,734	$240,695	$58,957	$104,073	$(104,073)	$299,652
Vessel operating expenses	(38,570)	(17,939)	(22,701)	22,701	(56,509)	(40,978)	(19,980)	(23,042)	23,042	(60,958)
Voyage and commission expenses	(4,613)	(3,373)	—	—	(7,986)	(4,467)	(3,181)	(230)	230	(7,648)
Administrative expenses(2)	(9,594)	(5,773)	(1,408)	1,408	(15,367)	(8,090)	(5,322)	(1,093)	1,093	(13,412)
Amount invoiced under sales-type lease	18,300	—	—	(18,300)	—	11,500	—	—	(11,500)	—
Adjusted EBITDA	195,053	28,119	80,162	(98,462)	204,872	198,660	30,474	79,708	(91,208)	217,634
(1) Eliminations reverse the effective share of revenues, expenses, and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units, as well as the amount invoiced under sales-type lease on the Golar Freeze. Income from the Golar Freeze sales-type lease is recognized as interest income in the consolidated financial statements.
(2) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for the FLNG segment relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units. See the discussion under “—Other Operating Results” below.

FSRU Segment

The following table sets forth the operating results of our FSRU segment for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$229,530	$240,695	$(11,165)	(5)%
Vessel operating expenses	(38,570)	(40,978)	2,408	(6)%
Voyage and commission expenses	(4,613)	(4,467)	(146)	3%
Administrative expenses	(9,594)	(8,090)	(1,504)	19%
Amount invoiced under sales-type lease	18,300	11,500	6,800	59%
FSRU Adjusted EBITDA	$195,053	$198,660	$(3,607)	(2)%

Other Financial Data:
Average daily TCE(1)	$136,409	$139,173	$(2,764)	(2)%
(1) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $11.2 million to $229.5 million for the year ended December 31, 2020 compared to $240.7 million in 2019. This was primarily due to:

• a $7.7 million decrease in revenue from the Golar Igloo due to a reduced daily hire rate for her new charter that began in February 2020;
•a $2.2 million decrease in revenue from the Golar Freeze due to the impact of the modification of the Golar Freeze charter on May 15, 2019 resulting in a change from an operating lease to a sales-type lease. Subsequent to the lease modification, income from the Golar Freeze sales-type lease is recognized as interest income rather than revenue; and
•a $1.9 million decrease in revenue from the Golar Eskimo due to a reduced daily hire rate from June 2020 onwards.
The decrease was partially offset by a $0.5 million increase in revenue from the Golar Winter from increased daily hire rates for the year ended December 31, 2020 compared to 2019.

Vessel operating expenses: The decrease of $2.4 million in vessel operating expenses to $38.6 million for the year ended December 31, 2020 as compared to $41.0 million in 2019 was primarily due to:
•a $1.8 million decrease in operating cost for the Golar Freeze as she incurred higher repair and maintenance costs, mainly for the repair of the vessel's loading arms, and increased operational costs pursuant to commencement of her charter during the year ended December 31, 2019. There were no comparable costs for the year ended December 31, 2020;
•a $0.5 million decrease in layup cost for the Golar Spirit in the year ended December 31, 2020; and
•a general decrease in vessel operating expenses across the vessels due to delays in scheduled repair and maintenance in the year ended December 31, 2020 resulting from COVID-19 restrictions and delays. The deferred repairs and maintenance are expected to be completed in early 2021.

Amount invoiced under sales-type lease: Amount invoiced under sales-type lease increased by $6.8 million to $18.3 million for the year ended December 31, 2020 as compared to $11.5 million in 2019 as the charter for the Golar Freeze was modified on May 15, 2019 and there were 136 additional days where the lease was classified as a sales-type lease in the year ended December 31, 2020 compared to 2019.

FSRU Adjusted EBITDA: The FSRU Adjusted EBITDA decreased by $3.6 million to $195.1 million for the year ended December 31, 2020 compared to $198.7 million in 2019. This was primarily due to the reduced revenues from the Golar Freeze, Golar Eskimo and the Golar Igloo charters for the year ended December 31, 2020. This was slightly offset by the $6.8 million increase in amount invoiced under sales-type lease from the modified Golar Freeze charter, increased revenue from the Golar Winter from higher daily hire rate, and a decrease in vessel operating expenses for year ended December 31, 2020.

Average daily TCE(1): The average daily TCE for the year ended December 31, 2020 decreased by $2,764 to $136,409 compared to $139,173 in 2019, mainly due to a reduction in total operating revenue from the Golar Freeze, Golar Eskimo and the Golar Igloo charters.

LNG Carrier Segment
The following table sets forth the operating results of our LNG carrier segment for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$55,204	$58,957	$(3,753)	(6)%
Vessel operating expenses	(17,939)	(19,980)	2,041	(10)%
Voyage and commission expenses	(3,373)	(3,181)	(192)	6%
Administrative expenses	(5,773)	(5,322)	(451)	8%
LNG carrier Adjusted EBITDA	$28,119	$30,474	$(2,355)	(8)%

Other Financial Data:
Average daily TCE(1)	$42,036	$38,360	$3,676	10%
(1) Refer to “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measure.” for a definition of average daily TCE and reconciliation to its most directly comparable GAAP financial measure.

Operating revenues: Total operating revenues decreased by $3.8 million to $55.2 million for the year ended December 31, 2020 compared to $59.0 million in 2019, primarily due to a $5.8 million decrease in revenues from the Golar Mazo as she was on-hire for a longer period in the year ended December 31, 2019, whereas she was mostly idling and then entered into cold lay-up during the year ended December 31, 2020. This decrease was offset by an increase of $2.0 million in revenues from the Golar Grand due to an increase in hire rates for the year ended December 31, 2020, compared to 2019.

Vessel operating expenses: The decrease of $2.1 million in vessel operating expenses to $17.9 million for the year ended December 31, 2020, as compared to $20.0 million in 2019, was primarily due to a decrease in the Golar Mazo as she incurred lower operating costs while idling and then entered into cold lay-up in the year ended December 31, 2020, as compared to the year ended December 31, 2019 where she was on spot charters.

LNG carrier Adjusted EBITDA: The LNG carrier Adjusted EBITDA decreased by $2.4 million to $28.1 million for the year ended December 31, 2020 compared to $30.5 million in 2019. This was primarily due to the decrease in revenue from the Golar Mazo which entered into lay-up, partially offset by an increase in revenues from the Golar Grand and decrease in vessel operating expenses for the Golar Mazo for the year ended December 31, 2020.

Average daily TCE(1): The average daily TCE for the year ended December 31, 2020 increased by $3,676 to $42,036 compared to $38,360 in 2019. This was primarily due to a decrease in on-hire days for the Golar Mazo in the year ended December 31, 2020 compared with 2019 as she entered into cold lay-up from May 15, 2020, combined with increased revenue for the Golar Grand for the year ended December 31, 2020.

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

The following table sets forth the operating results of our FLNG Segment for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019	Change	% Change
Statement of Operations Data:	(dollars in thousands)
Total operating revenues	$104,271	$104,073	$198	—%
Vessel operating expenses	(22,701)	(23,042)	341	(1)%
Voyage and commission expenses	—	(230)	230	(100)%
Administrative expenses	(1,408)	(1,093)	(315)	29%
FLNG Adjusted EBITDA	$80,162	$79,708	$454	1%

FLNG Adjusted EBITDA: The Hilli has maintained her 100% commercial uptime during the year ended December 31, 2020, reaching her 49th successful offloading in 2020. Our effective share of the FLNG Adjusted EBITDA for the year ended December 31, 2020 increased by $0.5 million to $80.2 million compared to $79.7 million in 2019, due to the increase in revenue owing to our share of the 2019 and 2020 related Hilli overproduction revenue recognized during the year ended December 31, 2020, combined with a reduction in vessel operating expenses and voyage and commission expenses due to lower production running hours and generally lower repair activity due to COVID-19 restrictions and delays.

Other operating results

The following details our unallocated consolidated results for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Other non-operating income	$661	$4,795	$(4,134)	(86)%
Depreciation and amortization	(79,996)	(83,239)	3,243	(4)%
Administrative expenses	(15,367)	(13,412)	(1,955)	15%
Interest income	17,354	13,278	4,076	31%
Interest expense	(68,855)	(79,791)	10,936	(14)%
Losses on derivative instruments	(51,922)	(38,796)	(13,126)	34%
Other financial items, net	1,000	675	325	48%
Taxes	(16,767)	(17,962)	1,195	(7)%
Net (loss)/income attributable to non-controlling interests	(1,119)	3,329	(4,448)	(134)%

Other non-operating income: Other non-operating income decreased by $4.1 million to $0.7 million for the year ended December 31, 2020 compared to $4.8 million in 2019. This was primarily due to the $4.2 million gain recognized upon the Golar Freeze charter modification from an operating lease to a sales-type lease in the year ended December 31, 2019. There was no similar gain during the year ended December 31, 2020.

Depreciation and amortization: Depreciation and amortization decreased by $3.2 million to $80.0 million for the year ended December 31, 2020 compared to $83.2 million in 2019. This was primarily due to:

•a $2.9 million reduction in the depreciation and amortization of the Golar Freeze following the derecognition of the vessel from vessels and equipment, net beginning on May 15, 2019;

•a $0.6 million decrease in the amortization of Golar Eskimo drydocking costs as her previous drydocking cost was fully amortized in March 2020 and the cost of her new drydocking is lower than her previous drydocking; hence, there was a lower amortization rate for the year ended December 31, 2020 compared to 2019; and

•a $0.8 million decrease in the amortization of the intangible asset acquired in connection with the acquisition of the Golar Igloo as the associated lease term ended in November 2019.

The decrease was partially offset by a $2.2 million increase in the Golar Mazo's drydocking amortization following her entry into cold lay-up in May 2020.

Administrative expenses: Administrative expenses increased by $2.0 million to $15.4 million for the year ended December 31, 2020 compared to $13.4 million in 2019, primarily due to increased legal costs from the Merger transaction. We are party to a management and administrative services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Where external service provider costs are incurred by Golar Management on our behalf, these expenses are recharged to us at cost. Under this arrangement, for the years ended December 31, 2020 and 2019, we incurred charges of $8.5 million and $9.6 million, respectively. The remaining balance of administrative expenses amounting to $6.9 million and $3.8 million for the years ended December 31, 2020 and 2019, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $4.1 million to $17.4 million for the year ended December 31, 2020, compared to $13.3 million in 2019. This was primarily due to $16.2 million interest income recognized in relation to the Golar Freeze sales-type lease for the year ended December 31, 2020, compared to $9.5 million recognized for the year ended December 31, 2019.

Interest expense: Interest expense decreased by $10.9 million to $68.9 million for the year ended December 31, 2020, compared to $79.8 million in 2019. The decrease in interest expense was primarily due to:

•a $12.5 million decrease in interest expense on our $800 million credit facility and NR Satu facility, due to lower LIBOR rates on the lower amortized principal balances; and

•a $1.9 million decrease in interest expense arising on the loan facility of our consolidated VIE for the Golar Eskimo.

This was offset by:

•a $3.2 million increase in interest expense relating to the accretion of premium payable on our amended Norwegian Bonds; and

•a $0.8 million increase in amortization of deferred financing costs in relation to the amendments to our Norwegian Bonds.

Losses on derivative instruments: Losses on derivative instruments reflects a loss of $51.9 million and $38.8 million for the years ended December 31, 2020 and 2019, respectively, as set forth in the table below:

	Year ended December 31,
	2020	2019	$ Change	% Change
	(dollars in thousands)
Mark-to-market losses for interest rate swaps	$(35,306)	$(43,746)	$8,440	(19)%
Net interest (expense)/income on un-designated interest rate swaps	(16,616)	4,950	(21,566)	(436)%
Total	$(51,922)	$(38,796)	$(13,126)	34%

Mark-to-market losses and net realized interest (expense)/income on interest rate swaps: Mark-to-market losses and net interest (expense)/income on interest rate swaps resulted in a net loss of $51.9 million for the year ended December 31, 2020, compared to a net loss of $38.8 million for the year ended December 31, 2019, due to a decrease in long-term swap rates since 2019 which has resulted in a lower loss on the mark-to-market valuation of our interest rate swaps. The lower interest rates during year ended December 31, 2020 resulted in a $16.6 million net interest expense on the interest rate swaps compared to $5.0 million of net interest income for the year ended December 31, 2019.

Other financial items, net: Other financial items, net, reflects a gain of $1.0 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively, as set forth in the table below:

	Year ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Foreign exchange losses on finance lease obligations and related restricted cash	$(71)	$(941)	$870	(92)%
Amortization of Partnership guarantee	1,772	2,065	(293)	(14)%
Financing arrangement fees and other costs	(441)	(531)	90	(17)%
Foreign exchange (losses)/gains on operations	(260)	82	(342)	(417)%
	$1,000	$675	$325	48%

Foreign exchange losses on finance lease obligations and related restricted cash: Represents foreign currency differences arising on retranslation of foreign currency balances including foreign currency movements on the Methane Princess lease obligation which is denominated in Pound Sterling.

Amortization of Partnership Guarantee: Represents the amortization for the year ended December 31, 2020 and December 31, 2019 of the fair value of the Partnership Guarantee provided in connection with the Hilli Acquisition. See Note 25 “Related Party Transactions” to our Consolidated Financial Statements included herein.

Income taxes: Income taxes decreased by $1.2 million to $16.8 million for the year ended December 31, 2020, compared to $18.0 million for 2019. This was mainly as a result of Jordan's new solidarity tax of 1% applicable from 2019, resulting in a further $1.4 million deferred tax charge for the year ended December 31, 2019. There was no similar charge for the year ended December 31, 2020.

Net loss/(income) attributable to non-controlling interests: Net income attributable to non-controlling interests decreased by $4.4 million to a $1.1 million loss for the year ended December 31, 2020, compared to $3.3 million of income attributable to non-controlling interests for 2019, mainly due to:

•a $2.5 million decrease in net income attributable to the Golar Eskimo VIE as a result of higher interest expense for the year ended December 31, 2020 compared to the year ended December 31, 2019; and

•a $1.9 million decrease in net income from Golar Mazo as she was mostly idle and subsequently entered into layup during the year ended December 31, 2020, whereas she had spot charters and generated income during the year ended December 31, 2019.

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

    The following details the Adjusted EBITDA information for our reportable segments: FSRUs, LNG carriers and FLNG for the years ended December 31, 2019 and 2018.

	December 31, 2019					December 31, 2018
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$240,695	$58,957	$104,073	$(104,073)	$299,652	$294,889	$51,761	$49,754	$(49,754)	$346,650
Vessel operating expenses	(40,978)	(19,980)	(23,042)	23,042	(60,958)	(42,736)	(22,511)	(9,834)	9,834	(65,247)
Voyage and commission expenses	(4,467)	(3,181)	(230)	230	(7,648)	(7,138)	(4,084)	(434)	434	(11,222)
Administrative expenses(2)	(8,090)	(5,322)	(1,093)	1,093	(13,412)	(9,384)	(5,425)	(1,306)	1,306	(14,809)
Amount invoiced under sales-type lease	11,500	—	—	(11,500)	—	—	—	—	—	—
Adjusted EBITDA	$198,660	$30,474	$79,708	$(91,208)	$217,634	$235,631	$19,741	$38,180	$(38,180)	$255,372
(1) Eliminations reverse the effective revenues, expenses, and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units, as well as the amount invoiced under the sales-type lease on the Golar Freeze. Income from the Golar Freeze sales-type lease is recognized as interest income in the consolidated financial statements.
(2) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for the FLNG segment relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units. See the discussion under “—Other Operating Results” below.

FSRU Segment

    The following table sets forth the operating results of our FSRU segment for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	Change	% Change
Statement of Operations Data:	(dollars in thousands, except TCE)
Total operating revenues	$240,695	$294,889	$(54,194)	(18)%
Vessel operating expenses	(40,978)	(42,736)	1,758	(4)%
Voyage and commission expenses	(4,467)	(7,138)	2,671	(37)%
Administrative expenses	(8,090)	(9,384)	1,294	(14)%
Amount invoiced under sales-type lease	11,500	—	11,500	100%
FSRU Adjusted EBITDA	198,660	235,631	(36,971)	(16)%

Other Financial Data:
Average daily TCE(1)	$139,173	$171,689	$(32,516)	(19)%
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

Total operating revenues: Total operating revenues decreased by $54.2 million to $240.7 million for the year ended December 31, 2019 compared to $294.9 million in 2018. This was primarily due to:

•a $46.5 million reduction in revenue from the Golar Freeze mainly as a result of (i) recognition of all remaining revenue on her previous charter which had an original expiration date of April 2019, during the year ended December 31, 2018, as the vessel was no longer available under the previous charter; (ii) reduced daily hire rate from the current charter for the year ended December 31, 2019 compared to the previous charter hire rate for the year ended December 31, 2018; and (iii) the impact of the Golar Freeze Charter being modified to a sales-type lease on May 15, 2019. Subsequently, all income from the Golar Freeze sales-type lease is recognized as interest income rather than revenue; and

•a $7.7 million reduction in revenue from the Golar Igloo due to (i) a reduced daily hire rate during the year ended December 31, 2019 compared to 2018 and (ii) the vessel being off-hire during December 2019, as her charter ended in November 2019.

The decrease was slightly offset by a $1.3 million increase in revenue from the Golar Winter as a result of an increased daily hire rate for the year ended December 31, 2019 compared to 2018.

    Vessel operating expenses: The decrease of $1.8 million in vessel operating expenses to $41.0 million for the year ended December 31, 2019 as compared to $42.7 million in 2018 was primarily due to a $2.4 million decrease in repair and maintenance costs incurred by the Golar Eskimo, Golar Igloo and NR Satu during the year ended December 31, 2019. The decrease was partially offset by a $0.8 million increase in vessel operating expenses for the Golar Freeze during the year ended December 31, 2019, due to higher repair and maintenance costs and increased operational costs incurred pursuant to her charter in Jamaica, compared to her previous charter in Dubai.

    Voyage and commission expenses: Voyage and commission expenses decreased by $2.7 million to $4.5 million for the year ended December 31, 2019 compared to $7.1 million in 2018, mainly due to Golar Freeze incurring lower bunker costs in the year ended December 31, 2019 compared to 2018 when she incurred bunker cost sailing to the yard for her scheduled drydock.

Amount invoiced under sales-type lease: This represents the actual invoiced amounts on the Golar Freeze sales-type lease. As the income generated from the Golar Freeze sales-type lease is not reflected in our total operating revenues, we have included the amounts invoiced under the lease in arriving at our FSRU Adjusted EBITDA for the year ended December 31, 2019 to enable comparability with the rest of our FSRU segment's charters.

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

    Average daily TCE(1): The average daily TCE for the year ended December 31, 2019 decreased by $32,516 to $139,173 compared to $171,689 for 2018, mainly due to a reduction in total operating revenue from the Golar Freeze and the Golar Igloo charters. This was combined with the impact of decreased number of scheduled off-hire days as the Golar Freeze was on-hire for a longer period of time in the year ended December 31, 2019 compared to 2018 as a result of her scheduled drydocking in 2018.

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

    Vessel operating expenses: The decrease of $2.5 million in vessel operating expenses to $20.0 million for the year ended December 31, 2019, as compared to $22.5 million in 2018, was primarily due to a decrease in operating costs for the Methane Princess as she incurred higher repair and maintenance costs during her scheduled drydocking in the year ended December 31, 2018.

    Voyage and commission expenses: Voyage and commission expenses decreased by $0.9 million to $3.2 million for the year ended December 31, 2019 compared to $4.1 million in 2018, primarily due to:

•a $1.3 million decrease in voyage expenses for the Golar Maria due to incremental positioning and bunker cost incurred for the year ended December 31, 2018, which were subsequently recouped from the charterer following her entry into spot charters. There were no comparable costs for the year ended December 31, 2019; and

•a $0.5 million decrease in voyage expenses for the Methane Princess due to bunker cost incurred when she sailed from the shipyard where she carried out her scheduled drydocking in the year ended December 31, 2018. There were no comparable costs for the year ended December 31, 2019.

This was partially offset by a $0.8 million increase in voyage expenses for the Golar Mazo during the year ended December 31, 2019, due to incremental positioning and bunker costs incurred for the year ended December 31, 2019, which was subsequently recouped from the charterer.

    LNG carrier Adjusted EBITDA: The LNG carrier Adjusted EBITDA increased by $10.7 million to $30.5 million for the year ended December 31, 2019 compared to $19.7 million in 2018. This was primarily due to the increased revenue for the Methane Princess, Golar Grand and Golar Maria, combined with a decrease in vessel operating costs for the Methane Princess for the year ended December 31, 2019.

    Average daily TCE(1): The average daily TCE for the year ended December 31, 2019 increased by $4,785 to $38,360 compared to $33,575 in 2018. This was primarily due to the increased revenue for the Methane Princess, Golar Grand and Golar Maria, combined with a decrease in voyage and commission expenses for the Golar Maria and Methane Princess for the year ended December 31, 2019.

FLNG Segment

    The following table sets forth the operating results of our FLNG Segment for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	Change	% Change
Statement of Operations Data:	(dollars in thousands)
Total operating revenues	$104,073	$49,754	54,319	109%
Vessel operating expenses	(23,042)	(9,834)	(13,208)	134%
Voyage and commission expenses	(230)	(434)	204	(47)%
Administrative expenses	(1,093)	(1,306)	213	(16)%
FLNG Adjusted EBITDA	79,708	38,180	41,528	109%

    FLNG Adjusted EBITDA: Our effective share of the FLNG Adjusted EBITDA for the year ended December 31, 2019 increased by $41.5 million to $79.7 million compared to $38.2 million in 2018, due to the Hilli being in operation for the entire year ended December 31, 2019 compared to 172 days in the year ended December 31, 2018.

Other operating results

    The following details our unallocated consolidated results for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change	% Change
	(dollars in thousands)
Other non-operating income	$4,795	$449	$4,346	968%
Depreciation and amortization	(83,239)	(98,812)	15,573	(16)%
Administrative expenses	(13,412)	(14,809)	1,397	(9)%
Interest income	13,278	8,950	4,328	48%
Interest expense	(79,791)	(80,650)	859	(1)%
(Losses)/gains on derivative instruments	(38,796)	8,106	(46,902)	(579)%
Other financial items, net	675	(592)	1,267	(214)%
Taxes	(17,962)	(17,465)	(497)	3%
Non-controlling interest	3,329	3,358	(29)	(1)%

Other non-operating income: Other non-operating income increased by $4.3 million to $4.8 million for the year ended December 31, 2019 compared to $0.5 million in 2018. This was primarily due to the gain recognized upon the Golar Freeze charter modification from an operating lease to a sales-type lease. This classification change resulted in the derecognition of the vessel asset carrying value, the recognition of net investment in leased vessel, and a gain on disposal of $4.2 million.

Depreciation and amortization: Depreciation and amortization decreased by $15.6 million to $83.2 million for the year ended December 31, 2019, compared to $98.8 million in 2018. This was primarily due to:

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
    Administrative expenses: Administrative expenses decreased by $1.4 million to $13.4 million for the year ended December 31, 2019 compared to $14.8 million in 2018. Under the Management and Administrative Services Agreement with Golar Management, for the years ended December 31, 2019 and 2018, we incurred charges of $9.6 million and $9.8 million, respectively. The remaining balance of administrative expenses amounting to $3.8 million and $5.0 million for the years ended December 31, 2019 and 2018, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

    Interest income: Interest income increased by $4.3 million to $13.3 million for the year ended December 31, 2019, compared to $9.0 million in 2018. This was primarily due to $9.5 million interest income recognized in relation to the Golar Freeze sales-type lease for the year ended December 31, 2019. There was no such interest income for the year ended December 31, 2018. This increase was offset by $4.8 million interest income earned during the year ended December 31, 2018 on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the purchase agreement for the Hilli Acquisition. No such interest income was recorded in the year ended December 31, 2019.

    Interest expense: Interest expense increased by $0.9 million to $79.8 million for the year ended December 31, 2019, compared to $80.7 million in 2018. In addition to reduced interest costs due to lower LIBOR rates, the decrease in interest expense was primarily due to:
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

This was offset by:

•$1.8 million of incremental interest on our $800 million credit facility as a result of the additional balance drawn under the revolving credit facility during the year December 31, 2019; and

•$1.2 million of incremental interest on our Norwegian Bonds during the year ended December 31, 2019.

(Losses)/gains on derivative instruments: (Losses)/gains on derivative instruments reflects a loss of $38.8 million and a gain of $8.1 million for the years ended December 31, 2019 and 2018, respectively, as set forth in the table below:

	Year ended December 31,
	2019	2018	$ Change	% Change
	(dollars in thousands)
Mark-to-market adjustment for interest rate swaps	$(43,746)	$(1,455)	$(42,291)	2,907%
Net interest income on un-designated interest rate swaps	4,950	2,161	2,789	129%
Net unrealized and realized (losses)/gains on interest rate swaps	(38,796)	706	(39,502)	(5,595)%
Mark-to-market gains on Earn-Out Units	—	7,400	(7,400)	(100)%
Total	$(38,796)	$8,106	$(46,902)	(579)%

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

    Other financial items, net: Other financial items reflect a gain of $0.7 million and a loss of $0.6 million for the years ended December 31, 2019 and 2018, respectively, as set forth in the table below:

	Year Ended December 31,
	2019	2018	Change	% Change
	(dollars in thousands)
Foreign exchange (losses)/gains on finance lease obligations and related restricted cash	$(941)	$1,105	$(2,046)	(185)%
Amortization of Partnership guarantee	2,065	503	1,562	311%
Financing arrangement fees and other costs	(531)	(1,363)	832	(61)%
Foreign exchange gains/(losses) on operations	82	(837)	919	(110)%
Total	$675	$(592)	$1,267	(214)%
Foreign exchange (losses)/gains on finance lease obligations and related restricted cash: Represents foreign currency differences arising on retranslation of foreign currency balances including foreign currency movements on the Methane Princess lease obligation which is denominated in Pound Sterling.

Amortization of Partnership Guarantee: Represents the amortization for the year ended December 31, 2019 of the fair value of the Partnership Guarantee provided in connection with the Hilli Acquisition. See Note 25 “Related Party Transactions” to our Consolidated Financial Statements included herein.

B.            Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of any additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled debt repayments, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We use derivative instruments for interest rate and currency risk management purposes only.

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, current restricted cash and short-term deposits, receipts from our charters and short-term loans from Golar. Revenues from the majority of our time charters are received monthly in advance. In addition, we benefit from low inventory requirements due to the fact that fuel costs are generally paid for by the charterer under time charters.

As of December 31, 2020, our cash and cash equivalents, including restricted cash of $185.4 million, was $234.2 million. Our total restricted cash balances (excluding $12.3 million in performance and bid bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain financial obligations (including loans, finance leases and derivatives) which would otherwise be paid out of our unrestricted cash balances. Since December 31, 2020, significant transactions impacting our cash flows include:

•payment of a cash distribution of $0.0202 per unit ($1.4 million in the aggregate) to all common and general partner unitholders with respect to the quarter ended December 31, 2020 in February 2021;

•payment of a cash distribution of $0.546875 per Series A Preferred Unit ($3.0 million in the aggregate) for the period from November 15, 2020 through February 14, 2021, in February 2021;

•payment of $38.1 million of scheduled debt principal and interest repayments;

•payment of $2.3 million legal and professional fees in relation to the activities underway to reach consummation of the Merger Agreement; and

•receipt of $3.4 million in collateral release related to our interest rate swaps.

On January 13, 2021, we entered into the Merger Agreement with NFE and the other parties thereto. Under the Merger Agreement, NFE has agreed to acquire all of the outstanding common units of the Partnership for $3.55 per unit in cash, with the Partnership surviving the merger as a wholly-owned subsidiary of NFE (the “Merger”). As a result of the pending Merger, which is expected to close in the first half of 2021, we have deferred our activities related to the refinancing of our $800 million credit facility and the 2015 Norwegian Bonds, both of which will mature within the 12-month period from the date these consolidated financial statements, included herein, were issued. It is currently anticipated that NFE will refinance these maturing debt facilities (the “Related Debt Refinancings”), including related accrued interest and fees, upon consummation of the Merger.

In the event the Merger is delayed or does not complete, we would pursue extension of the maturity of, or obtain the necessary funding to meet, our payment obligations under the $800 million credit facility and 2015 Norwegian Bonds, which are repayable in April 2021 and November 2021 respectively. Also, the Partnership currently projects that it may not comply with certain financial covenants during the 12-month period following issuance of these consolidated financial statements, in which event we would take the necessary steps to secure the necessary waivers and/or covenant amendments. The fundamentals of our underlying assets remain strong (contracted cash flows and existing leverage ratios); however, due to the pending Merger, the refinancing of the $800 million credit facility and the 2015 Norwegian Bonds have not progressed to a stage, such that we can be certain that these could be executed in time or at all. Further, if the Partnership is unable to meet or amend certain financial covenants, the Partnership’s indebtedness could become immediately due and payable in the event of default. Global financial markets and economic conditions have been and continue to be volatile, particularly with the COVID-19 pandemic, which provides for additional uncertainty.

Although the Partnership believes the Merger and Related Debt Refinancings will close in the first half of 2021, the successful completion of the Merger and Related Debt Refinancings are dependent on factors outside of the Partnership’s control, and therefore there is substantial doubt over the Partnership’s ability to continue as a going concern for the 12-month period from the date these consolidated financial statements, included herein, were issued. Please read note 1 to our consolidated financial statements included herein.

See “Item 3. Risk Factors—Risks Arising from Our Business Activities—Risks Related to the Financing of our Business—We may not be able to obtain financing, to meet our obligations as they fall due or to fund our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay distributions.”

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include maintenance capital expenditures, the repayment of long-term debt and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees.

Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings.

Estimated Maintenance and Replacement Capital Expenditures

Our operating agreements require us to distribute our available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. The capital expenditures we are required to make to maintain our fleet are substantial. As of December 31, 2020, our annual estimated maintenance and replacement capital expenditures are $61.7 million, which is comprised of $13.9 million for drydock maintenance and $47.8 million, including financing costs, for replacing our existing vessels at the end of their useful lives and estimated capital expenditure relating to our share of our equity accounted affiliate.

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2020	2019	2018
Net cash provided by operating activities	$142,906	$152,707	$137,166
Net cash provided by/(used in) investing activities	9,439	(6,312)	(19,632)
Net cash used in financing activities	(151,724)	(189,288)	(272,211)
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,246	(39,170)	(160,795)
Cash, cash equivalents and restricted cash at beginning of year	229,922	269,092	429,887
Cash, cash equivalents and restricted cash at end of year	234,168	229,922	269,092

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $9.8 million to $142.9 million for the year ended December 31, 2020, compared to $152.7 million in 2019. The decrease was primarily due to the decline in working capital for the year ended December 31, 2020 compared to 2019, driven by a $14.9 million decrease in time charter revenues. This was partially offset by:

•a decrease in drydocking expenditure of $8.8 million due to lower cost from scheduled drydocking of the Golar Eskimo and long lead items for the scheduled drydocking of the Golar Maria in the year ended December 31, 2020 compared to the drydocking expenditure of the Methane Princess, Golar Freeze, Golar Eskimo and Golar Igloo in 2019; and
•a $9.0 million increase in dividends received from Hilli LLC for the year ended December 31, 2020 compared to 2019, in respect of our Hilli Common Units.

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
•a $1.1 million increase in dividends received from Hilli LLC in the year ended December 31, 2019 compared to 2018, in respect of our Hilli Common Units; and
•and a general increase in working capital for the year ended December 31, 2019, compared to 2018.

Net cash provided by/(used in) investing activities

Net cash provided by investing activities of $9.4 million for the year ended December 31, 2020 was due to the $12.6 million of dividends received from Hilli LLC in respect of our Hilli Common Units. This was partially offset by $3.2 million of capital expenditures for the Golar Igloo's planned refurbishment and long lead items for the Golar Maria's planned ballast water treatment system installation.

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

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity and debt offerings, short term loans from related parties, new debt and lease financings, offset by cash distributions, unit repurchase payments, and debt and lease repayments.

Net cash used in financing activities during the year ended December 31, 2020 of $151.7 million was primarily due to the following:

•$148.1 million of scheduled repayments of our debt, including repayment of the $45.0 million short-term loan from Golar;

•payment of $45.0 million in cash distributions; and

•payment of $4.3 million of financing cost in relation to the amendments to our Norwegian Bonds.

This was partially offset by the $45.0 million borrowing pursuant to a short-term loan with Golar.

Net cash used in financing activities during the year ended December 31, 2019 of $189.3 million was primarily due to the following:

•payment of $126.6 million in cash distributions;

•$101.7 million of scheduled repayment of our debt, including the short term loan from Golar; and

•$1.6 million payment in connection with our common unit repurchase program.

This was partially offset by a $25.0 million borrowing under our revolving credit facility and a $15.0 million borrowing from Golar.

Borrowing Activities

As of December 31, 2020, we had total outstanding borrowings, gross of deferred financing costs, of $1,124.9 million. Please refer to “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations”, note 21 “Debt” and note 22 “Obligation under Finance Lease” to our Consolidated Financial Statements included herein for further detailed information on our borrowings and finance lease respectively as of December 31, 2020.

Debt and Lease Restrictions

Our debt and financing agreements contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders, including restrictive covenants that generally require the prior written consent of the lenders or otherwise restrict our ability to, among other things: merge or consolidate with any other person; make certain capital expenditures; repurchase any of our common or preferred units; terminate or materially amend certain of our charters; enter into any other line of business; make any acquisitions; incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness; enter into sale transactions in respect of the vessel securing such credit facility; enter into sale-leaseback transactions in respect of certain of our vessels; and enter into transactions with our affiliates.

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

As of December 31, 2020, we were in compliance with all covenants under our existing debt and lease agreements and guarantees.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2020, we had interest rate swaps with a notional outstanding value of $1,233.8 million representing approximately 75% of total debt and finance lease obligations, including our proportionate share of the obligation under the Hilli Facility. Our swap agreements have expiration dates between 2021 and 2026 and have fixed rates of between 1.12% and 2.90%.

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

Capital Commitments

Drydocking and Ballast Water Treatment System

From now through to December 31, 2025, eight of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $74.8 million for drydocking of these vessels, with approximately $24.8 million expected to be incurred in 2021, $15.0 million expected to be incurred in 2022, $25.0 million in expected to be incurred 2023 and $10.0 million expected to be incurred between 2024 and 2025. We are required to install BWTS on all our LNG carriers on their first drydocking after 2017. The additional costs of complying with these rules, relating to all our vessels is approximately $2.0 million per vessel and will be phased in over time in connection with the renewal surveys that are required. See "Item 4 — Information on the Partnership — B. Business Overview—Ballast Water Management Convention, Clean Water Act and National Invasive Species Act".

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

Vessels and Impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. Management performs an annual impairment assessment and when such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. As of December 31, 2020, the carrying values of seven of our vessels were higher than their estimated market values (based on average third party ship broker valuations). As a result, we concluded that an impairment trigger existed and so performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized for these vessels, as the projected undiscounted net cash flows were significantly higher than each vessel's carrying value. Refer to note 13 “Vessels and Equipment, Net” and note 14 "Vessel Under Finance Lease" in our Consolidated Financial Statements.

Judgments and estimates: The cash flows on which our assessment of recoverability is based are highly dependent upon our forecasts, which are highly subjective and, although we believe the underlying assumptions supporting this assessment are reasonable and appropriate at the time they were made, it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects in the next year. This could represent a triggering event for a further impairment assessment.

Accordingly, the principal assumptions we have used in our recoverability assessment (i.e. projected undiscounted net cash flows basis) included, among others, charter rates, ship operating expenses, drydocking requirements and residual or scrap value. These assumptions are based on historical trends and adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rates (based on third party information), option renewal rate with the existing counterparty or existing medium to long-term charter rates, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs.

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

Effect if actual results differ from assumptions: As of December 31, 2020, while we intend to hold and operate our vessels, we have determined the fair market value of our vessels, with the exception of seven vessels, were greater than their carrying value. With respect to these seven vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized. See note 13 “Vessels and equipment, net” to our Consolidated Financial Statements for additional information.

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

Recently Issued Accounting Standards

See note 3 “Recently Issued Accounting Standards” to our Consolidated Financial Statements.

C.            Research and Development

Not applicable.

D.            Trend Information

On January 13, 2021, we entered into the Merger Agreement with NFE, Merger Sub, GP Buyer and our general partner, pursuant to which NFE has agreed to acquire all of our issued and outstanding common units for a cash purchase price of $3.55 per common unit. Upon the consummation of the Merger, Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into the Partnership, with the Partnership surviving the transaction as an indirect subsidiary of NFE. See “Item 5. Significant Developments in 2020 and Early 2021” for more information about the Merger.

Concurrently with the consummation of the Merger, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer, all of the outstanding membership interests in our general partner pursuant to the Transfer Agreement for a purchase price of $5.1 million, which is equivalent to $3.55 per general partner unit of the Partnership. See “Item 5. Significant Developments in 2020 and Early 2021” for more information about the GP Transfer.

The required majority of the common unitholders of record as of the close of business on January 25, 2021 voted on and approved the Merger Agreement at a Special Meeting held on February 24, 2021. The closing of the Merger is subject to satisfaction or waiver (if applicable) of certain conditions, including: (i) the receipt of certain regulatory approvals; (ii) the receipt of certain specified material third-party consents; (iii) the absence of any legal restraint issued by any court or governmental entity of competent jurisdiction preventing consummation of the Merger; (iv) the absence of a material adverse effect on either party; (v) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (vi) material compliance with each party’s covenants; and (vii) all conditions to Golar’s or NFE’s (as applicable) obligation to close the GP Transfer under the Transfer Agreement having been satisfied or waived. We expect the Merger to be consummated in the first half of 2021. See “Item 5. Significant Developments in 2020 and Early 2021” for more information.

Additionally, the worldwide outbreak of COVID-19 has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the impact of COVID-19. These measures have resulted in a significant reduction in global economic activity, extreme volatility in the global financial markets, and as a result of COVID-19 the global demand for oil, natural gas, LNG and LNG supply has declined significantly. The continued impact of COVID-19 and seasonality has also led to greater volatility in spot rates. The scale and duration of this development remains uncertain and could materially impact our earnings and cash flow for the 2021 fiscal year.

Please see “Item 3.D—Risk Factors”, “Item 4—B. Business Overview” and “Item 5—Operating and Financial Review and Prospects—Factors Affecting our Results of Operation and Future Results” for more information relating to the impact of the Merger and the related transactions and COVID-19 on our business.

E.              Off-Balance Sheet Arrangements

At December 31, 2020, we do not have any off-balance sheet arrangements.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2020:

	Total	Less than One Year	Between One to Three Years	Between Three to Five Years	More than Five Years
	(in millions)
Long-term debt (1)	$1,135.5	$710.6	$297.1	$127.8	$—
Interest commitments on long-term debt - floating and other interest rate swaps (2)	135.5	59.5	56.9	18.0	1.1
Finance lease obligations, net (2)(3)	124.6	2.5	6.5	8.8	106.8
Total	$1,395.6	$772.6	$360.5	$154.6	$107.9

(1)Amounts shown gross of deferred financing costs of $5.2 million and accretion of premium payable towards maturity of the Norwegian Bonds.
(2)Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR rates of between 0.16% and 0.92% respectively, taking into account our various margin rates and interest rate swaps associated with our debt. Our interest commitment on our finance lease obligations is calculated on an assumed average Pound Sterling LIBOR of 5.2%.
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

G.            Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.                                   Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors

The following provides information about each of our directors as of March 2, 2021. The business address for these individuals is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Tor Olav Trøim	58	Chairman
Paul Leand Jr.	54	Class III Director and Conflicts Committee Member
Lori Wheeler Naess	50	Director and Audit Committee Chairperson
Carl Steen	70	Class II Director and Audit Committee Member
Georgina Sousa	70	Director and Company Secretary
Jeremy Kramer	59	Class III Director and Conflicts Committee Member
Neil Glass	59	Class I Director and Audit Committee Member

Tor Olav Trøim has served as our Director and Chairman of our Board of Directors since January 2009. He has served as a director of Golar since September 2011 and the Chairman of the Board of Golar since September 2017. Mr. Trøim previously served as a director and vice-president of Golar from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of Golar's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim was Vice President and a director of Seadrill Limited (“Seadrill”) between 2005 and 2014. Additionally, between 1995 and 2014 he also served, at various times, as a director of a number of related public companies including Frontline Limited, Golden Ocean Group Limited, Archer Limited as well as Seatankers Management Limited. Prior to 1995 he served as an Equity Portfolio Manager with Storebrand ASA and Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He currently holds controlling interests in Magni Partners Bermuda and Magni Partners UK. He also serves as a director in Stolt Nielsen Limited, Borr Drilling Limited and Valerenga Football Club.

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

Lori Wheeler Naess was appointed as a Director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board and Audit Committee of Golar, Opera Limited (a US-listed company) and Klaveness Combination Carriers ASA (a shipping company listed in Norway). Prior to her appointment as Director, Ms. Naess was most recently a Director at PwC in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to 2010 she was also with PwC in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

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

Georgina Sousa has served as a director, Company Secretary and Resident Representative since October 2019. She is currently a director and Company Secretary of Golar, having served in those capacities since September 2019 and May 2019, respectively. Ms. Sousa also currently serves as a director of 2020 Bulkers Ltd. and Borr Drilling Limited. Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline from April 2013 until December 2018, Ship Finance International Limited from May 2015 until September 2016, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and FLEX LNG LTD. from June 2017 until December 2018. Ms. Sousa also served as a Director of Seadrill from November 2015 until July 2018, Knightsbridge Shipping Limited (the predecessor of Golden Ocean Group Limited) from 2005 until 2015 and Golar from 2013 until 2015. Ms. Sousa has extensive experience in corporate secretarial practice having previously held various company secretary positions, amongst other shipping companies, the above-mentioned companies at various times.

Jeremy Kramer was appointed to our Board of Directors in September 2016 and serves as Chairman of our Conflicts Committee. He is also on the Board of Directors of DHT Holdings where he serves as Chairman of the Audit Committee. Mr. Kramer previously served on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net worth clients.  Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an MBA from Harvard University Graduate School of Business in 1988.  He graduated with a BA from Connecticut College in 1983.

Neil Glass was appointed to our Board of Directors in September 2020. Previously, he worked for Ernst & Young for 11 years. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. Mr. Glass currently holds directorship positions at Borr Drilling Limited (Director, Nominating and Governance Committee, Chairperson and Audit Committee Member), 2020 Bulkers Limited (Director and Audit Committee Member) and WW Management Limited (Owner and Director).

Executive Officers

We currently do not have any executive officers and rely on the executive officers and directors of Golar Management and Golar Management Norway who perform executive officer services for our benefit pursuant to the Management and Administrative Services Agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The following provides information about each of the executive officers of Golar Management who perform executive officer services for us as of March 2, 2021. The business address for our executive officers is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Name	Age	Position
Karl Fredrik Staubo	34	Chief Executive Officer
Øistein Dahl	60	Chief Operating Officer

Karl Fredrik Staubo was appointed Chief Executive Officer in May 2020. He is also the CFO of Golar. Mr. Staubo has 10 years of experience advising and investing in shipping, energy and infrastructure companies. Mr. Staubo worked in the Corporate Finance division of Clarkson’s Platou Securities, including as Head of Shipping, from June 2010 until September 2018. Subsequent to his time at Clarksons, Mr. Staubo has worked at Magni Partners Ltd. as a partner since October 2018. During his time with Magni Partners, Mr. Staubo has worked as an advisor to the Golar group and was extensively involved in the Norwegian Bond Amendments. Mr. Staubo has an MA in Business Studies and Economics from the University of Edinburgh.

Øistein Dahl has served as our Chief Operating Officer since 2012. He has served as Managing Director of Golar Management Norway since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilding and projects, as well as business development before becoming President for Höegh Fleet business in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Executive Compensation

Under the Management and Administrative Services Agreement, we reimburse Golar Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. In addition, we pay Golar Management a management fee equal to 5% of its costs and expenses incurred on our behalf. During the year ended December 31, 2020, we incurred $8.5 million of management and administration fees in connection with the provision of these services to us.

Golar Management compensates Mr. Staubo and Mr. Dahl in accordance with its own compensation policies and procedures. Officers and employees of affiliates of our general partner may participate in employee benefit plans and arrangements sponsored by Golar, our general partner or their affiliates, including plans that may be established in the future.

Mr. Staubo, our Chief Executive Officer, will receive a $1.1 million severance payment in connection with his resignation as the Chief Executive Officer upon the consummation of the Merger.

Compensation of Directors

Each non-management director receives director fees and is reimbursed for out-of-pocket expenses for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2020, we paid approximately $0.5 million to our directors. We do not have a retirement plan for our directors or executive officers. An officer of Golar who also serves as our director does not receive additional remuneration as a director but receives compensation as an employee paid by Golar. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Golar LNG Partners LP Long Term Incentive Plan

Our long-term incentive plan was adopted by our board of directors, effective as of May 30, 2016. In November 2016, 99,000 options to purchase common units were awarded to directors and management under our long-term incentive plan, of which 20,000 options remain outstanding as of December 31, 2020. The options have an exercise price of $20.55 per unit and will be reduced by the value of the distributions declared and paid. The option period was five years. At December 31, 2020, all options were fully vested and no expense has been recognized for the year ended December 31, 2020 relating to these options.

At the effective time of the Merger with NFE, pursuant to the Merger Agreement, each Partnership Option granted pursuant to the Partnership’s long-term incentive plan, whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of $3.55 (the Common Unit Consideration) over the applicable exercise price per common unit of such Partnership Option and (ii) the number of common units subject to such Partnership Option. Any Partnership Option which has a per common unit exercise price that is greater than or equal to the Common Unit Consideration will be cancelled at the Effective Time for no consideration or payment; and, each Partnership Phantom Unit granted pursuant to the Partnership’s long-term incentive plan, whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the common unit Consideration and (ii) the number of common units subject to such Partnership Phantom Unit.

Pursuant to the terms of the Merger Agreement, because each Partnership Option granted pursuant to the Partnership’s long-term incentive plan, whether or not vested, has a per common unit exercise price that is greater than the Common Unit Consideration, all of the Partnership Options will be cancelled at the Effective Time for no consideration or payment.

Pursuant to the Partnership’s long-term incentive plan, we granted the members of the Board 70,752 Partnership Phantom Units in April 2020, of which 58,960 remain outstanding as of December 31, 2020. The Partnership Phantom Units vest equally over a period of 3 years. Under the Phantom Unit Award Agreement, all Partnership Phantom Units shall immediately vest upon the occurrence of a change of control of the Partnership. Compensation cost of $0.1 million has been recognized in the consolidated statement of operations for the year ended December 31, 2020. See note 27 "Unit-Based Compensation" to our consolidated financial statements included herein. Pursuant to the Merger Agreement, each Partnership Phantom Unit will automatically be vested, cancelled and converted into the right to receive the Common Unit Consideration at the Effective Time.

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

Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. In May 2020, Mr. Alf Thorkildsen resigned as a Class I Director. In September 2020, the Board of Directors appointed Mr. Neil Glass to replace Mr. Thorkildsen as a Class I Director with a term that will expire at the 2022 annual meeting and as a member of the audit committee. Carl Steen serves as a Class II elected director whose term will expire at the 2023 annual meeting. Paul Leand and Jeremy Kramer serve as Class III directors of the Partnership with terms that expire at the 2021 annual meeting.

At each annual meeting, directors are elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. Our board has determined that Mr. Kramer, Mr. Leand, Ms. Naess, Mr. Steen and Mr. Glass satisfy the independence standards established by The Nasdaq Stock Market LLC as applicable to us.
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

Committees
We have an audit committee that, among other things, is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our audit committee currently is comprised of three independent directors, Lori Naess, Carl Steen, and Neil Glass. Lori Naess and Neil Glass each qualify as an “audit committee financial expert” for purposes of SEC rules and regulations.

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

D.            Employees

We currently do not have any employees and rely on the executive officers, directors and other key employees of Golar Management, who perform services for us pursuant to the Management and Administrative Services Agreement. Employees of Golar Management, including those employees acting as our executive officers and employees of GMN, GMM and GMC provide services to our subsidiaries pursuant to the fleet management agreements and the Management and Administrative Services Agreement. As of December 31, 2020, Golar and its subsidiaries employed approximately 516 seagoing employees and contractors who serve on our vessels. Certain subsidiaries of Golar, including Golar Management, Golar Management Norway, GMM and GMC, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the fleet management agreements.

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

E.              Unit Ownership

Security Ownership of Certain Beneficial Owners and Management

See “Item 7—Major Unitholders and Related Party Transactions—A. Major Unitholders”.

Item 7.                                   Major Unitholders and Related Party Transactions

A.Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 2, 2021 by each person that we know to beneficially own more than 5% of our outstanding common units and by our directors and executive officers as a group. The number of common units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent(1)
Golar LNG Limited	21,333,586	30.8%
FMR LLC (2)	3,604,245	5.2%
Invesco Ltd.(3)	6,163,798	8.9%
Huber Capital Management LLC (4)	4,677,643	6.8%
All directors and executive officers as a group (9 persons)	*	*
______________
 * Less than 1%

(1)Based on 69,301,636 of common units outstanding as of March 2, 2021. Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Golar.
(2)Based solely on information contained in a Schedule 13G/A filed on February 8, 2021 by FMR LLC.
(3)Based solely on information contained in a Schedule 13G filed on February 9, 2021 by Invesco Ltd.
(4)Based solely on information contained in a Schedule 13G/A filed on February 16, 2021 by Huber Capital Management LLC.

Our partnership agreement restricts common unitholders’ voting rights (such restriction, the “Cutback”) by providing that if any person or group owns beneficially more than 4.9% of the outstanding common units, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of common unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by applicable law. The voting rights of any such common unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all common units. Golar, our general partner, their respective affiliates and persons who acquired more than 4.9% of the common units with the prior approval of our board of directors will not be subject to the Cutback.

As of March 2, 2021, we had two common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 69,301,136 common units, representing 99.9% of our outstanding common units. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. Based solely on information contained in a Schedule 13G/A filed on February 2, 2021, Cobas Asset Management disposed of all of the common units that they had acquired in 2020.

On January 13, 2021, we entered into the Merger Agreement. At the effective time of the Merger, pursuant to the Merger Agreement, each common unit that is issued and outstanding as of immediately prior to the Effective Time will automatically be converted into the right to receive $3.55 in cash. Refer to “Item 5 Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Agreement and Plan of Merger with New Fortress Energy”.

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

IPO Omnibus Agreement

We are subject to the Omnibus Agreement that we entered into with Golar and certain of its affiliates, our general partner and certain of our subsidiaries in connection with our IPO. On October 5, 2011, we entered into an amendment to the Omnibus Agreement with the other parties thereto. The following discussion describes certain provisions of the Omnibus Agreement, as amended.

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

The consummation of the Merger with NFE will result in a change of control for purposes of the omnibus agreement, accordingly, upon the effective date of the Merger, the non-competition provisions of the omnibus agreement will terminate immediately.

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

Upon a change of control of us or our general partner, the right of first offer provisions of the Omnibus Agreement will terminate immediately. Accordingly, the right of first offer provisions of the Omnibus Agreement will terminate at the effective time of the Merger.

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

Golar Power Omnibus Agreement and Cooperation Agreement

In June 2016, in connection with the formation of Hygo (formerly known as Golar Power Limited), we entered into the Golar Power Omnibus Agreement with Golar and Hygo. The Golar Power Omnibus Agreement contained non-competition provisions similar to those contained in the Omnibus Agreement between Golar and the Partnership described above under "IPO Omnibus Agreement". In addition, under the Golar Power Omnibus Agreement, the Hygo entities granted to us a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels owned or acquired by any Hygo entity.

On August 31, 2020, the Partnership and Hygo entered into a cooperation agreement (the “Cooperation Agreement”) pursuant to which the parties intend to work together to develop hub-spoke LNG terminal solutions utilizing the Partnership’s available asset portfolio, where such assets are technically suitable. The terms and structure of the commercial cooperation will be worked on a project by project basis given the customized nature of each potential terminal.

As part of the Cooperation Agreement, on August 31, 2020, the Partnership, Hygo and Golar entered into an agreement to terminate the Golar Power Omnibus Agreement.

Management and Administrative Services Agreement

In connection with our IPO, we entered into a management and administrative services agreement with Golar Management, pursuant to which Golar Management agreed to provide certain commercial, management and administrative support services to us such as accounting, auditing, legal, insurance, IT, cash management, clerical, investor relations and other administrative services. In addition, certain officers and directors of Golar Management are to provide executive officer functions for our benefit. These officers of Golar Management are responsible for our day-to-day management, subject to the direction of our board of directors. We and Golar Management entered into an amended and restated management and administrative services agreement to reflect changes in the titles of certain of our officers. The material provisions of the amended and restated management and administrative services agreement, including terms related to our obligations and the obligations of Golar Management to provide us with services, remain unchanged from those contained in the Management and Administrative Services Agreement entered into at the time of our IPO. We extended this agreement on similar terms for a period of 5 years commencing on April 1, 2016.

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

Following the consummation of the Merger, Golar and its affiliates will continue to provide certain management and administrative services to the Partnership pursuant to the terms of the Transition Services Agreement, the NFE Omnibus Agreement and the Bermuda Services Agreement that we expect to enter into at the effective time of the Merger. Fees and expenses paid pursuant to these agreements could exceed fees and expenses we have paid in the past for similar services. For a description of these agreements, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2020 and 2021—Other Transaction Agreements.”

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

The aggregate management fees under these fleet management agreements for each of the years ended December 31, 2020, 2019, and 2018 was $5.3 million, $4.5 million, and $5.2 million, respectively. The vessel management fees are reviewed annually and revised by mutual agreement of the parties. In addition, pursuant to the vessel management agreements, Golar Management is to be reimbursed an amount equal to the disbursements and expenses in connection with the provision of the services contracted under the management agreement. The vessel management agreement may be terminated prior to the end of its term by us upon 30 days' notice.

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

Agency Agreement with PT Pesona Sentra Utama (or PT Pesona). PT Pesona, an Indonesian company established in 2005 and engaged in technical crewing management in Indonesia, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, in order to comply with Indonesian cabotage requirements. Under the agency agreement PT Pesona provides agency and local representation services for us with respect to NR Satu, which includes, but is not limited to, accounting, charter administration, legal and liaison services with respect to Indonesian legal and government authorities and clerical services. Under the agency agreement PT Pesona received a fee of $0.5 million, $0.5 million and $0.9 million for the years ended December 31, 2020, 2019, and 2018, respectively. This fee is subject to review annually and revision by mutual agreement of the parties. The PT Pesona agency agreement shall continue indefinitely, unless and until terminated upon notice by either party within 30 days of expected termination. PT Pesona and certain of its subsidiaries also charged vessel management fees to us for the provision of technical and commercial management of the NR Satu amounting to $0.3 million, $0.2 million and $0.2 million for each of the years ended December 31, 2020, 2019, and 2018.

Following the consummation of the Merger, Golar and its affiliates will continue to provide certain ship management services to the Partnership pursuant to the terms of the certain ship management agreements that we expect to enter into at the effective time of the Merger. See “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2020 and 2021—Other Transaction Agreements.”

Merger Agreement and Support Agreement

On January 13, 2021, the Partnership entered into an Agreement and Plan of Merger with NFE, the Partnership’s general partner, Merger Sub and GP Buyer, pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving the Merger as an indirect subsidiary of NFE. For a description of the Merger Agreement, refer to Item 8B. “Significant Changes”.

The Partnership’s board directors, acting based upon the recommendation of the conflicts committee, (i) determined that the Merger Agreement was in the best interests of the Partnership, including the common unitholders, (ii) approved the Merger Agreement and (iii) resolved to recommend to the common unitholders the approval of the Merger Agreement. The board of directors of NFE approved the Merger Agreement. Golar, in its individual capacity and as sole member of the general partner, as applicable, approved the Merger Agreement.

Contemporaneously with the execution of the Merger Agreement, NFE, Golar, the Partnership and the general partner entered into a support agreement , which provided for, among other things, Golar’s and the general partner’s agreement to vote all of the common units held by them as of such date (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal, and (iii) against any amendment of the Partnership’s certificate of limited partnership or limited partnership agreement or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or Merger Agreement or change in any manner the voting rights of any outstanding common units.

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

Partnership guarantee. Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%. In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal, interest, expenses and other amounts payable by Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. We entered into a $480.0 million interest rate swap in relation to our proportionate share of the obligation under the Hilli Facility.

Letter of credit. On November 28, 2018, we entered into an agreement to guarantee (the "LOC Guarantee") the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the LTA. Under the LOC Guarantee, we are severally liable for any outstanding amounts that are payable, based on the percentage ownership that Golar holds in us, multiplied by our percentage ownership in Hilli Common Units. Accordingly, the maximum amount we are liable for under the LOC guarantee is approximately $20.0 million.

Pursuant to the Partnership Guarantee and the LOC Guarantee, we are required to comply with certain covenants and ratios, refer to note 25 "Related Party Transaction - Indemnifications and guarantees - Hilli guarantees".

Operating expense reimbursement. Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses (as defined below) are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on July 12, 2018, up to a maximum amount of $20 million in the aggregate. Golar, Keppel and B&V have agreed, for a period of eight years commencing on July 12, 2018 of the Hilli Acquisition, to reimburse us for (a) 50% of the amount, if any, by which Operating Expenses are greater than $39.5 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are greater than $5.2 million per year, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon. Included within the Hilli LLC declared distributions for the years ended December 31, 2020 and 2019 is $0.4 million and $2.2 million, respectively, of reimbursements from Golar, Keppel and B&V for Operating Expenses.

Other Related Party Transactions

See note 25 “Related Party Transactions” to our Consolidated Financial Statements included herein for other related party transactions.

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

In December 2019, the Indonesian tax authorities issued tax assessments for land & buildings tax to our subsidiary, PTGI for the years 2015 to 2019 inclusive in relation to the NR Satu, for the amount of $3.4 million. We have subsequently paid the tax assessed to the tax authorities during January 2020 to avoid further penalties. We intend to appeal against the assessments for the land and buildings tax as the tax authorities have not accepted our initial objection letter. We believe we have reasonable grounds for success, on the basis of no precedent set from past case law and new legislation effective prospectively from January 1, 2020, that now specifically lists FSRUs as being an object liable to land & buildings tax, when it previously did not.

UK

The UK tax authority, HMRC, has been challenging us regarding the use of a UK lease structure relating to the Methane Princess. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $34.2 million (£25.0 million). Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020, Golar received a closure notice to the inquiry, which states the basis of HMRC’s position. In December 2019, in conjunction with the lessor, Golar obtained supplementary legal advice confirming Golar's position, and consequently a notice of appeal against the closure notice was submitted to HMRC. In December 2020, notice of appeal was submitted to the First Tier Tribunal. We remain confident of Golar's position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Tax Authority with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

Jordan

In February 2021, we received a tax notice from the Jordan tax authorities following the conclusion of their tax audit into our Jordan branch for the years 2015 and 2016 assessing our Jordan branch for additional tax of $1.6 million (JOD 1.10 million) and $3.1 million (JOD 2.20 million), respectively. We have submitted an appeal to the tax notice. A provision has not been recognized for this as we do not believe that the tax inspector has followed the correct tax audit process and the claim by the tax authorities to not allow tax depreciation is contrary to Jordan's tax legislation.

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
•Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. As of March 2, 2021, Golar held 30.8% of our common units, 2% general partner interest in us and all of our incentive distribution rights.
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

During 2020, we announced an update regarding our financial strategy and ongoing initiatives in response to the COVID-19 induced deterioration in the macro-economic environment and to facilitate refinancing of upcoming debt maturities, including our Norwegian Bond Amendments and refinancing. The announcement included a 95% reduction in the quarterly distribution on our common units to $0.0202 per unit.

For the year ended December 31, 2020, the aggregate amount of cash distributions paid was $32.9 million. In February 2021, we paid a cash distribution of $0.0202 per common unit in respect of the three months ended December 31, 2020. The aggregate amount of the distribution was $1.4 million.

In accordance with the Merger Agreement, we are prohibited from payment of further distributions on the common units without permission from NFE.

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

During the year ended December 31, 2020, the aggregate amount of cash distributions paid was $12.1 million. In February 2021, we paid a cash distribution $0.546875 per Series A Preferred Unit for the period from November 15, 2020 through February 14, 2021. The aggregate amount of the distribution was $3.0 million.

In accordance with the Merger Agreement, we are permitted to continue to pay quarterly distributions on the Series A Preference Units.

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

Concurrently with the consummation of the Merger, all incentive distribution rights will be automatically cancelled and will cease to exist, and no consideration will be delivered by NFE in respect thereof. Refer to Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Agreement and Plan of Merger with New Fortress Energy."

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

B.            Significant Changes

On January 13, 2021, we entered into the Merger Agreement with NFE, Merger Sub, GP Buyer and our general partner, pursuant to which Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into the Partnership, with the Partnership surviving the Merger as an indirect subsidiary of NFE.

At the Effective Time, pursuant to the Merger Agreement:

•each common unit that is issued and outstanding as of immediately prior to the Effective Time will (i) be converted into the right to receive the Common Unit Consideration, (ii) no longer be outstanding and (iii) automatically be cancelled and cease to exist;

•each of the incentive distribution rights of the Partnership will be cancelled and cease to exist, and no consideration shall be delivered in respect thereof;

•each Series A Preferred Unit of the Partnership issued and outstanding immediately prior to the Effective Time will be unchanged and will remain outstanding, and no consideration shall be delivered in respect thereof;

•each outstanding unit representing a general partner interest in the Partnership that is issued and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately following the Effective Time;

•each outstanding Partnership Option, whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Common Unit Consideration over the applicable exercise price per common unit of such Partnership Option and (ii) the number of common units subject to such Partnership Option. Any Partnership Option which has a per common unit exercise price that is greater than or equal to the Common Unit Consideration will be cancelled at the Effective Time for no consideration or payment;

•each Partnership Phantom Unit, whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Common Unit Consideration and (ii) the number of common units subject to such Partnership Phantom Unit.

Concurrently with the consummation of the Merger, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer, all of the outstanding membership interests in our general partner pursuant to the Transfer Agreement for a purchase price of $5.1 million which is equivalent to $3.55 per general partner unit of the Partnership. The Transfer Agreement also provides for the parties to enter into, among other things, an Omnibus Agreement relating to the provision of certain management services related to the vessels the Partnership owns.

The obligation of the parties to the Transfer Agreement to consummate the GP Transfer is subject to certain closing conditions, including: (1) the accuracy of the other party's representations and warranties, subject to certain materiality qualifiers; (2) performance in all material respects by the other party; (3) the delivery of certain deliverables under the Transfer Agreement by both parties; and (4) the conditions to the Partnership’s or NFE’s (as applicable) obligations to close the Merger pursuant to the terms of the Merger Agreement must have been waived or satisfied.

The required majority of the common unitholders of record as of the close of business on January 25, 2021 voted on and approved the Merger Agreement at a Special Meeting held on February 24, 2021. The closing of the Merger is subject to satisfaction or waiver (if applicable) of certain conditions, including: (i) the receipt of certain regulatory approvals; (ii) the receipt of certain specified material third-party consents; (iii) the absence of any legal restraint issued by any court or governmental entity of competent jurisdiction preventing consummation of the Merger; (iv) the absence of a material adverse effect on either party; (v) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (vi) material compliance with each party’s covenants; and (vii) all conditions to Golar’s or NFE’s (as applicable) obligation to close the GP Transfer under the Transfer Agreement having been satisfied or waived.

It is currently anticipated that NFE will refinance our maturing debt facilities, including related accrued interest and fees, upon consummation of the Merger.

The Merger Agreement may be terminated by NFE or the Partnership (which, in the case of the Partnership, must be approved by the Conflicts Committee) under certain circumstances, including, among others, by either NFE or the Partnership if the closing of the Merger has not occurred on or before July 13, 2021, and further provides that, upon termination of the Merger Agreement under certain circumstances, the Partnership may be required to pay NFE a termination fee equal to $9.4 million.

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

1.Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.  See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

2.Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
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
5.Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See note 21 “Debt—2015 Norwegian Bonds and 2017 Norwegian Bonds” to our Consolidated Financial Statements for a summary of certain terms.
6.Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar Eskimo Corp, and a subsidiary of CMBL (Eskimo SPV), dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo. See note 5 “Variable Interest Entities—Eskimo Corp” to our Consolidated Financial Statements for a summary of certain terms.
7.Bareboat charter, Memorandum of Agreement and Common Terms Agreements, by and among Golar LNG NB13 Corporation, and Tundra SPV, dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra. See “Item 7. Major Unitholders and Related Party Transactions-B. Related Party Transactions” for information about the Tundra Acquisition.
8.Supplemental Agreement by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and Tundra SPV, dated April 28, 2016, as supplement to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015. See “Item 7. Major Unitholders and Related Party Transactions-B. Related Party Transactions” for information about the Tundra Acquisition.
9.Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, the First Supplemental Letter to Facilities Agreement, dated April 27, 2016, the Second Supplemental Letter to Facilities Agreement, dated May 22, 2017, the Third Supplemental Letter to Facilities Agreement, dated June 29, 2017, Fourth Supplemental Letter to Facilities Agreement, dated January 16, 2018, Fifth Supplemental Letter to Facilities Agreement, dated November 5, 2018, and the Sixth Supplemental Letter to Facilities Agreement, dated November 5, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto. See note 21 “Debt—$800 million credit facility” to our Consolidated Financial Statements for a summary of certain terms.
10.Omnibus Agreement dated June 19, 2016, by and among Golar LNG Ltd., Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC.  See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
11.Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016, as amended. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
12.Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee. See See note 21 “Debt—2015 Norwegian Bonds and 2017 Norwegian Bonds” to our Consolidated Financial Statements for a summary of certain terms.
13.Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017, as amended relating to acquisition of interest in Hilli LLC. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
14.Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015. See “Item 7. Major Unitholders and Related Party Transactions-B. Related Party Transactions.”.

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
18.Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015, providing for the sale and leaseback of the Hilli. See See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.

19.Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., as additional clauses to Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
20.Memorandum of Agreement by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015 providing for, among other things, the sale and leaseback of the Hilli. See “Item 7. Major Unitholders and Related Party Transactions-B. Related Party Transactions.” for a summary of certain contract terms.
21.Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
22.Deed of Amendment, restatement and accession relating to a guarantee between Golar LNG Limited, Golar LNG Partners LP and Fortune Lianjiang Shipping S.A., dated as of July 12, 2018, as an amendment to the guarantee under the Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
23.Guarantee Agreement by and between Golar LNG Partners LP and Standard Chartered Bank, dated as of November 28, 2018. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
24.Amendment Agreement to the Bond Agreement dated May 8, 2020 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee in the bond issue identified as FRN Golar LNG Partners LP senior unsecured USD 150,000,000 bonds 2015/2020. See note 21 “Debt—2015 Norwegian Bonds and 2017 Norwegian Bonds” to our Consolidated Financial Statements for a summary of certain terms.
25.Amendment Agreement to the Bond Agreement dated May 8, 2020 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee in the bond issue identified as FRN Golar LNG Partners LP senior unsecured USD 250,000,000 bonds 2017/2021. See Note 21 “Debt—2015 Norwegian Bonds and 2017 Norwegian Bonds” to our consolidated financial statements for a summary of certain terms.
26.Amendment No.2 dated May 1, 2020 to the Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for a summary of certain contract terms.
27.Cooperation Agreement, dated as of August 31, 2020, by and between the Partnership and Hygo Energy Transition Ltd. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Cooperation Agreement”.
28.Termination Agreement, dated as of August 31, 2020, by and among the Partnership, Hygo Energy Transition Ltd., Golar LNG Limited, Golar Partners Operating LLC and Golar GP LLC. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—Cooperation Agreement”.

29.Agreement and Plan of Merger, by and among Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc., Lobos Acquisition LLC and NFE International Holdings Limited, dated as of January 13, 2021. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—NFE Merger Agreement”.
30.Transfer Agreement, dated as of January 13, 2021, by and among Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited. See Item 5 “Operating and Financial Review and Prospects—Significant Developments in 2020 and Early 2021—NFE Merger Agreement”.
31.Support Agreement, dated as of January 13, 2021, by and among Golar LNG Partners LP, Golar LNG Limited, Golar LNG Partners LP and Golar GP LLC. See “Item 7 Major Unitholders and Related Party Transactions—B. Related Party Transactions”.

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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units or our Series A Preferred Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our common units or our Series A Preferred Units, as applicable. Distributions in excess of our earnings and profits allocated to our common units or Series A Preferred Units, as applicable, will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units or Series A Preferred Units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units or Series A Preferred Units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
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

We believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current year based on our current assets and operations. However, no assurance can be given that the IRS or court of law will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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

These special rules would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units or Series A Preferred Units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units or Series A Preferred Units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.
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
UK Tax Consequences
The following is a discussion of the material UK tax consequences that may be relevant to prospective unitholders who are persons not resident for tax purposes in the UK (non-UK Holders).
Prospective unitholders who are resident in the UK are urged to consult their own tax advisors regarding the potential UK tax consequences to them of an investment in our units. For this purpose, a company incorporated outside of the UK will be treated as resident in the UK in the event its central management and control is carried out in the UK.
The discussion that follows is based upon existing UK legislation and current H.M. Revenue & Customs practice as of the date of this Annual Report. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below. Unless the context otherwise requires, references in this section to “we”, “our”, or “us” are references to Golar LNG Partners LP.
Taxation of Non-UK Holders
Under the UK Tax Acts, non-UK holders will not be subject to any UK taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the units, provided that:
•we are not treated as carrying on a trade, profession or vocation in the UK;
•such holders do not have a branch or agency or permanent establishment in the UK to which such units pertain; and
•such holders do not use or hold and are not deemed or considered to use or hold their units in the course of carrying on a trade, profession or vocation in the UK.

A non-UK resident company or an individual not resident in the UK that carries on a business in the UK through a partnership is subject to UK tax on income derived from the business carried on by the partnership in the UK. Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the UK. Consequently, we expect that non-UK Holders will not be considered to be carrying on business in the UK for the purposes of the UK Tax Acts solely by reason of the acquisition, holding, disposition or redemption of our units.
While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in the UK for the purposes of the UK Tax Acts, our unitholders would be considered to be carrying on business in the UK and would be required to file tax returns with the UK taxing authority and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the double taxation agreement between the UK and the United States), would be subject to taxation in the UK on any income and chargeable gains that are considered to be attributable to the business carried on by us in the UK.
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

Interest rate risk. A significant portion of our debt is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance and our proportionate share of obligation under the Partnership's guarantee of 50% of the obligations of Hilli Corp under the Hilli bareboat charter agreement (the “Hilli Facility”) as of December 31, 2020, this would decrease our interest expense by $1.3 million per annum. We have calculated our floating rate debt as the principal outstanding on our bank debt and net finance lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2020, refer to note 24 “Financial Instruments” to the Consolidated Financial Statements.

Foreign currency risk. A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our Pound Sterling expenses for the year ended December 31, 2020, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by $0.1 million. Based on our Brazilian Reais expenses for the year ended December 31, 2020, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have decreased our net revenue and increased our expenses by $0.2 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Indonesian Rupiah or Brazilian Reais. Based on the crew costs for the year ended December 31, 2020, a 10% depreciation of the U.S. Dollar against the Euro, Indonesian Rupiah and the Brazilian Reais would increase our crew cost by $2.6 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is economically hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposit to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of December 31, 2020, a 10% depreciation in the U.S. Dollar against Pound Sterling would give rise to a foreign exchange movement of $0.6 million.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2020. Based upon that evaluation, our principal executive and financial officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

(b)         Management’s Annual Report on Internal Control over Financial Reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, the following report is provided by management in respect of our internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with GAAP and includes those policies and procedures that:

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

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Partnership’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2020, the Partnership’s internal control over financial reporting is effective.

The Partnership’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Partnership’s internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

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

Item 16.                          [Reserved]

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Lori Wheeler Naess and Neil Glass each qualify as an "audit committee financial expert" and are independent under applicable Nasdaq and SEC standards.

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

Item 16C.                 Principal Accountant Fees and Services

In 2020 and 2019, the fees incurred by the Partnership for Ernst & Young LLP's services were as follows:

	2020	2019
Audit Fees	$1,152,387	$1,024,503
Tax Fees	$53,119	$129,289
All Other Fees	$233,351	$102,196
	$1,438,857	$1,255,988

Audit Fees

Audit fees for 2020 and 2019 include fees related to aggregate fees billed for professional services rendered by the principal accountant, for the audit of the Partnership’s annual consolidated financial statements and services provided by the principal accountant, in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Tax Fees

Tax fees for 2020 and 2019 are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2020.

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

None.

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

Item 16H.               Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

Not applicable.

Item 18.                          Financial Statements

The following financial statements, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-57.

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
Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to exhibit 2.2 to the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019)

4.1**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited (incorporated by reference to the Exhibit 4.2 of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2011)

4.1(a)**
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
4.3**
$175 million Facility Agreement, dated December 14, 2012, by and among a group of banks as the lender and PT Golar Indonesia as the borrower (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 5, 2013)

4.4**
Bond Agreement dated May 20, 2015 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 99.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on May 26, 2015)

4.5**
Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.38 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.6**
Bareboat charter by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.7**
Memorandum of Agreement by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015 (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.8**
Common Terms Agreements, by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015, providing for the sale and leaseback of the Golar Eskimo (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F filed on May 2, 2016)

4.9**
Bareboat charter by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.10**
Memorandum of Agreement by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015 (incorporated by reference to Exhibit 4.5 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.11**
Common Terms Agreements, by and between Golar LNG NB 13 Corporation and Sea 24 Leasing Co. Limited, dated November 19, 2015, providing for the sale and leaseback of the Golar Tundra (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on October 3, 2016)

4.12**
Supplemental Agreement dated April 28, 2016, by and among Golar LNG NB13 Corporation, Golar LNG Limited, Golar LNG Partners LP and a subsidiary of China Merchants Bank Limited (Tundra SPV) to the Bareboat charter, Memorandum of Agreement and Common Terms Agreements dated November 19, 2015 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on February 7, 2017)

4.13**
Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.14**
Bond Agreement dated February 10, 2017 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on May 1, 2017)

4.15**
First Supplemental Letter, dated April 27, 2016 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.16**
Second Supplemental Letter, dated May 22, 2017 to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.17**
Third Supplemental Letter, dated June 29, 2017, to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.18**
Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017 (incorporated by reference to Exhibit 4.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 13, 2017)

4.19**
Corporate Services Agreement by and between Golar LNG Partners and Golar Management (Bermuda) Limited, dated as of June 26, 2017 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.20**
Deed of Guarantee by Golar LNG Partners LP in favor of Sea 24 Leasing Co. Limited in respect of the obligations of Golar LNG NB13 Corporation, dated as of November 19, 2015 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.21**
Indemnity Letter, dated as of October 17, 2017, by and between Golar LNG Partners LP and Golar LNG Limited (incorporated by reference to Exhibit 4.29 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.22**
Fourth Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated January 16, 2018, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.23**
Amendment No. 1 to Management and Administrative Services Agreement, dated as of March 19, 2018, by and between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.24**
Amendment No. 1 to Purchase and Sale Agreement, dated as of March 23, 2018, by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. And Black & Veatch International Company (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.25**
Supplemental Agreement to $175 million Facility Agreement, dated March 29, 2018, by and PT Bank Sumitomo Mitsui as the lender, Sumitomo Mitsui Banking Corporation Singapore Branch as the agent, PT Golar Indonesia as the borrower and guaranteed by Golar LNG Partners LP (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F filed on April 16, 2018)

4.26**/+
Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.27**
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, Golar LNG Limited, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated as of July 12, 2018. (incorporated by reference to Exhibit 4.34 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.28**
Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A, dated September 9, 2015 (incorporated by reference to Exhibit 4.35 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.29**
Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A. (incorporated by reference to Exhibit 4.36 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.30**
Memorandum of Agreement by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015 (incorporated by reference to Exhibit 4.37 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.31**
Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015 (incorporated by reference to Exhibit 4.38 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.32**
Deed of Amendment, restatement and accession relating to a guarantee between Golar LNG Limited, Golar LNG Partners LP and Fortune Lianjiang Shipping S.A., dated as of July 12, 2018 (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.33**
Guarantee Agreement by and between Golar LNG Partners LP and Standard Chartered Bank, dated as of November 28, 2018 (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F filed on March 29, 2019)

4.34**
Amendment Agreement to the Bond Agreement dated May 8, 2020 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee in the bond issue identified as FRN Golar LNG Partners LP senior unsecured USD 150,000,000 bonds 2015/2020 (incorporated by reference to Exhibit 4.1 to the registrant’s Form 6-K filed on June 6, 2021)

4.35**
Amendment Agreement to the Bond Agreement dated May 8, 2020 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee in the bond issue identified as FRN Golar LNG Partners LP senior unsecured USD 250,000,000 bonds 2017/2021 (incorporated by reference to Exhibit 4.2 to the registrant’s Form 6-K filed on June 6, 2021)

4.36**
Amendment No.2 dated May 1, 2020 to the Management and Administrative Services Agreement between Golar LNG Partners LP and Golar Management Limited, dated April 1, 2016 (incorporated by reference to Exhibit 4.2 to the registrant’s Form 6-K filed on August 14, 2021)

4.37**
Cooperation Agreement, dated as of August 31, 2020, by and between the Partnership and Hygo Energy Transition Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Form 6-K filed on September 8, 2020)

4.38**
Termination Agreement, dated as of August 31, 2020, by and among the Partnership, Hygo Energy Transition Ltd., Golar LNG Limited, Golar Partners Operating LLC and Golar GP LLC.
(incorporated by reference to Exhibit 4.2 to the registrant’s Form 6-K filed on September 8, 2020)

4.39**
Agreement and Plan of Merger, by and among Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc., Lobos Acquisition LLC and NFE International Holdings Limited, dated as of January 13, 2021    (incorporated by reference to Exhibit 4.1 to the registrant’s Form 6-K filed on January 19, 2021)

4.40**
Transfer Agreement, dated as of January 13, 2021, by and among Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited (incorporated by reference to Exhibit 4.2 to the registrant’s Form 6-K filed on January 19, 2021)

4.41**
Support Agreement, dated as of January 13, 2021, by and among Golar LNG Partners LP, Golar LNG Limited, and Golar GP LLC (incorporated by reference to Exhibit 4.3 to the registrant’s Form 6-K filed on January 19, 2021)

8.1*	Subsidiaries of Golar LNG Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Golar LNG Partners LP Principal Executive and Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive and Financial Officer
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

GOLAR LNG PARTNERS LP

		By:	/s/ Karl Fredrik Staubo
			Name:	Karl Fredrik Staubo
			Title:	Principal Executive and Financial Officer
Date:	March 16, 2021

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Partners LP (the “Partnership”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2021 expressed an unqualified opinion thereon.

The Partnership's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Partnership has a senior secured credit facility that matures in April 2021, bonds that mature in November 2021 and currently projects that it may not comply with certain financial covenants in the twelve-month period following issuance of these consolidated financial statements. Accordingly, the Partnership has stated that substantial doubt exists about the Partnership’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

Going concern assessment
Description of the matter	The consolidated financial statements of the Partnership are prepared on the going concern basis of accounting. As described above and in Note 1, the Partnership has significant debt balances that fall due within the twelve-month period from the date the consolidated financial statements are issued, and has stated that substantial doubt exists about the Partnership’s ability to continue as a going concern.

As described in Note 1 to the consolidated financial statements, on January 13, 2021, the Partnership entered into an agreement and plan of merger (the “Merger”) with New Fortress Energy (“NFE”). As a result of the pending Merger, management has deferred activities related to the refinancing of its maturing debt facilities, including taking steps to secure the necessary waivers and/or covenant amendments in respect of projected non-compliance with certain financial covenants, as they anticipate that NFE will refinance such facilities upon consummation of the Merger. As the successful completion of the Merger is dependent on factors outside of the Partnership’s control, and the refinancing of the maturing debt facilities has been deferred based on an expectation of the Merger closing, management concluded that there is substantial doubt over the Partnership’s ability to continue as a going concern for the twelve month period from the date the consolidated financial statements are issued.

Management’s going concern assessment includes assumptions related to financing plans. This involves an assessment of the probability of the successful closing of the Merger and management’s plans should the Merger not complete, including the refinance of maturing debt facilities with banks and bondholders and securing any necessary waivers and/or covenant amendments.

Auditing the Partnership’s going concern assessment described above is complex because it involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Partnership’s going concern analysis. The Partnership’s ability to execute the planned refinancing actions are especially judgmental as they are outside of management’s control given the expected Merger, and that the global financial markets and economic conditions have been, and continue to be volatile, particularly with the COVID-19 pandemic, which provides additional uncertainty.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested controls over the Partnership’s going concern assessment process. For example, we tested controls over management’s review of significant assumptions in relation to financing options used in the assessment and the key inputs to the cash flow forecasts.

Further, we evaluated the key inputs to the cash flow forecast in management’s going concern assessment. We independently assessed the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position, including reperformance of covenant calculations through the going concern period. We inspected the relevant documents in relation to the Merger and management’s assessment of conditions and approvals required for the completion of the Merger.

In assessing management’s plans to secure waivers and/or covenant amendments for the covenant impacted by the projected non-compliance, we understood the nature and extent of past covenant amendments obtained by the Partnership, discussed the status and timeline of any discussions with lenders, evaluated the proposed amendments and inspected the loan agreements for the impact of any potential covenant breaches and remedies available.

In relation to management’s plans for loan and bonds refinancing, we validated management’s assertion that their plans, while effective, have been deferred due to the Merger and are therefore not advanced enough as of the date of the consolidated financial statements are issued to be considered probable. These procedures included, among others, understanding the nature and extent of past financing transactions concluded with the counterparties, assessing relevant data and metrics (such as contracted cash flows and existing loan to value ratios, where applicable) and inspection of the terms and conditions proposed by banks.

We compared the proposed terms and conditions of the financing arrangements with those of the Partnership’s existing loan facilities. We discussed the status of the refinancing efforts and their viability with management and assessed the probability of the Partnership executing the plans effectively.

We involved a professional with specialized knowledge of capital and debt markets, to assist us in our assessment of whether it is probable that management’s financing plans will be achieved to allow the Partnership to meet the anticipated liquidity requirements over the twelve-month period of their assessment.

We assessed the adequacy of the Partnership’s going concern disclosures included in Note 1 to the consolidated financial statements.
Vessel impairment
Description of the matter
The Partnership’s vessel and equipment and vessel under finance lease balances were $1,308 million and $103 million, respectively, as of December 31, 2020. As explained in Note 2 to the consolidated financial statements, management performs an annual impairment assessment at the year-end and whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment are identified, management analyses the future cash flows expected to be generated throughout the remaining useful life of those vessels. These undiscounted cash flows are estimated using forecasted charter rates and other assumptions. In relation to forecasted charter rates, the Partnership applies the currently contracted charter rate for the period in the cash flow where the vessel is on charter. For vessels with no contracted charters or when the vessels’ forecasted cash flow period falls beyond the contracted charter the forecasted charter rates are based on industry analysis and broker reports (‘charter rates post-contract expiry’).

Auditing the Partnership’s impairment assessment was complex due to the significant estimation uncertainty, subjectivity and judgement in forecasting the undiscounted cash flows of the vessels and the degree of subjectivity involved in determining the fair value of the impaired vessel. Significant assumptions and judgements used in management’s analysis included the estimation of charter rates post-contract expiry and vessel utilization percentages. These significant assumptions are forward looking and subject to future economic and market conditions.

How we addressed the matter in our audit	We obtained an understanding of the Partnership’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Partnership’s determination of key inputs to the impairment assessment, including charter rates post-contract expiry and vessel utilization percentages.

We analysed management’s impairment assessment by comparing the methodology used to assess impairment of each vessel against the accounting guidance in ASC 360. We tested the reasonableness of the charter rates post-contract expiry and vessel utilization percentages by comparing them to forecasted market rates and historical information. We evaluated whether the gradual step up and step down of charter rates estimated by management is comparable to the liquefied natural gas ('LNG') curves published in the market. We also inspected market reports and analysed how the economic factors such as future demand and supply for LNG carriers and floating storage regasification units ('FSRUs') have been incorporated in the charter rates post-contract expiry and vessel utilization percentages. Further, we calculated the average charter post-contract expiry rate used across the remaining useful life of the vessels and compared it to the historical average across a similar period. We identified vessels which are not employed under active charters or are nearing the end of the charter and considered them to be highly sensitive to the charter rate post-contract expiry. In relation to these vessels, we independently calculated the charter rate at which the undiscounted cash flows equalled the carrying value of the vessel (‘break-even charter rate’) and compared the rates against forecasted market rates. Further we calculated the minimum utilization percentages required for these vessels by analysing the break-even charter rates relative to the forecasted market rates, and assessed the reasonability of these percentages by comparing against historical utilization average and the LNG market outlook for a similar type of vessel. We also compared the assumptions and estimates made by management in their impairment assessment for the prior year against the actual results in 2020 to assess the precision of management’s forecasting process.

UK Tax lease
Description of the matter
At December 31, 2020, as described in Note 26 to the consolidated financial statements, the Partnership has disclosed a contingent tax liability in the range of $nil to $34.2 million in respect to historical lease arrangements. Contingencies are evaluated based on the likelihood of the Partnership incurring a liability and whether a loss or range of losses is reasonably estimable in accordance with the guidance on ASC 450 - Contingencies. In relation to the UK tax lease, the likelihood and amount of a loss or range of losses are estimated with reference to the claims submitted from the relevant tax authorities, the legal basis for such claims and the status of discussions thereon with the authorities.

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

We involved our tax professionals with specialized skills and knowledge in relation to UK tax lease structures, who assisted us in evaluating management’s conclusion that these represent a contingent liability. Our procedures also included inspecting correspondence with Her Majesty’s Revenue and Customs (‘HMRC’) and external legal counsel as well as re-performing the calculation performed by management to estimate the contingent liability. We assessed the adequacy of the Partnership’s disclosures in relation to tax contingencies

/s/ Ernst & Young LLP
We have served as the Partnership’s auditor since 2014.
London, United Kingdom
March 16, 2021

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Golar LNG Partners LP

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Partners LP (the “Partnership”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2020 consolidated financial statements of the Partnership and our report dated March 16, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 16, 2021

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of $, except per unit amounts)

	Notes	2020	2019	2018
Operating revenues
Time charter revenues		284,734	299,652	346,650
Total operating revenues	6	284,734	299,652	346,650
Operating expenses
Vessel operating expenses	6	(56,509)	(60,958)	(65,247)
Voyage and commission expenses	6	(7,986)	(7,648)	(11,222)
Administrative expenses	6	(15,367)	(13,412)	(14,809)
Depreciation and amortization		(79,996)	(83,239)	(98,812)
Total operating expenses		(159,858)	(165,257)	(190,090)
Operating income		124,876	134,395	156,560
Other non-operating income	15	661	4,795	449
Financial income/(expense)
Interest income	15	17,354	13,278	8,950
Interest expense		(68,855)	(79,791)	(80,650)
(Losses)/gains on derivative instruments, net	7	(51,922)	(38,796)	8,106
Other financial items, net	7	1,000	675	(592)
Net financial expenses		(102,423)	(104,634)	(64,186)
Income before tax, equity in net earnings of affiliate and non-controlling interests		23,114	34,556	92,823
Income taxes	8	(16,767)	(17,962)	(17,465)
Equity in net earnings of affiliate	10	11,730	4,540	1,190
Net income		18,077	21,134	76,548

Net income/(loss) attributable to:
Non-controlling interests		(1,119)	3,329	3,358
Golar LNG Partners LP Owners		19,196	17,805	73,190

General partner's interest in net income		142	115	1,223
Preferred unitholders’ interest in net income		12,109	12,042	12,042
Common unitholders’ interest in net income		6,945	5,648	59,925

Earnings per unit - Common units:
Basic and diluted	29	0.10	0.08	0.86

Cash distributions declared and paid per Common unit in the year	29	0.46	1.62	1.96
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of $)

	Notes	2020	2019	2018
Net income		18,077	21,134	76,548
Unrealized net loss on qualifying cash flow hedging instruments:
Amounts reclassified from accumulated other comprehensive loss to the statement of operations		—	—	(26)
Net other comprehensive loss		—	—	(26)
Comprehensive income		18,077	21,134	76,522
Comprehensive income/(loss) attributable to:
Golar LNG Partners LP Owners		19,196	17,805	73,164
Non-controlling interests		(1,119)	3,329	3,358
		18,077	21,134	76,522

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2019
 (in thousands of $)

	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents		48,783	47,661
Restricted cash and short-term deposits	17	55,547	46,333
Trade accounts receivable	11	16,466	17,303
Amounts due from related parties	25	804	5,098
Current portion of investment in leased vessel, net	15	2,570	2,308
Inventories		1,719	2,702
Other current assets	12	20,932	11,894
Total current assets		146,821	133,299
Non-current assets
Restricted cash	17	129,838	135,928
Investment in affiliate	10	185,562	193,270
Vessels and equipment, net	13	1,308,206	1,369,665
Vessel under finance lease, net	14	102,534	108,433
Investment in leased vessel, net	15	109,216	111,829
Intangible assets, net	16	41,295	50,409
Other non-current assets	18	4,189	2,779
Total assets		2,027,661	2,105,612
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	21	702,962	225,254
Current portion of obligation under finance lease	22	2,521	1,990
Trade accounts payable		1,766	2,756
Accrued expenses	19	25,157	23,451
Other current liabilities	20	99,871	55,703
Total current liabilities		832,277	309,154
Non-current liabilities
Long-term debt	21	416,746	991,679
Obligation under finance lease	22	122,029	120,789
Other non-current liabilities	23	31,288	31,296
Total liabilities		1,402,340	1,452,918
Commitments and contingencies	26
Equity
Partners’ capital:
Common unitholders: 69,301,636 units issued and outstanding at December 31, 2020 (2019: 69,301,636)	28	361,912	387,631
Preferred unitholders: 5,520,000 preferred units issued and outstanding at December 31, 2020 (2019: 5,520,000)	28	132,991	132,991
General partner interest: 1,436,391 units issued and outstanding at December 31, 2020 (2019: 1,436,391)	28	48,306	48,841
Total partners’ capital before non-controlling interests		543,209	569,463
Non-controlling interests		82,112	83,231
Total equity		625,321	652,694
Total liabilities and equity		2,027,661	2,105,612
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
 (in thousands of $)

	Notes	2020	2019	2018
Operating activities
Net income		18,077	21,134	76,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses		79,996	83,239	98,812
Equity in net earnings of affiliate		(11,730)	(4,540)	(1,190)
Deferred tax expense	8	2,114	3,620	1,728
Amortization of deferred charges and debt guarantee, net	23, 25	3,402	2,683	7,154
Foreign exchange losses/(gains)		435	941	(995)
Unit options expense	27	50	207	234
Drydocking expenditure		(1,641)	(10,463)	(25,522)
Dividends received from affiliates		11,352	2,328	1,191
Interest element included in obligation under finance lease		19	3	(55)
Gain on recognition of net investment in leased vessel	15	—	(4,195)	—
Sales-type lease payments received in excess of interest income		2,308	2,030	—
Movement in credit loss allowances		(371)	—	—
Change in market value of derivatives	7	35,306	43,746	(5,921)
Change in assets and liabilities:
Trade accounts receivable		837	10,682	(9,730)
Inventories		983	(670)	1,475
Other current assets and non-current assets		(12,362)	(6,421)	3,906
Amounts due to/(from) related parties		(2,852)	3,622	(319)
Trade accounts payable		(990)	(2,836)	(3,610)
Accrued expenses		2,503	3,414	(6,566)
Other current liabilities		15,470	4,183	26
Net cash provided by operating activities		142,906	152,707	137,166
Investing activities
Additions to vessels and equipment		(3,188)	(10,232)	(10,735)
Dividends received from affiliates		12,627	14,216	755
Acquisition of investment in affiliate from Golar		—	(10,296)	(9,652)
Net cash provided by/(used in) investing activities		9,439	(6,312)	(19,632)
Financing activities
Repayments of long-term debt (including related parties)		(148,114)	(100,156)	(155,902)
Proceeds from long-term debt (including related parties)		45,000	40,000	51,419
Repayments of obligation under finance lease		(1,922)	(1,569)	(1,286)
Financing arrangement fees and other costs		(4,339)	—	(1,699)
Advances from related party for Methane Princess lease security deposit		2,605	601	633
Cash distributions paid		(44,954)	(126,599)	(165,250)
Common units repurchased and canceled	28	—	(1,565)	(13,980)
Proceeds from issuances of equity, net of issue costs	28	—	—	13,854
Net cash used in financing activities		(151,724)	(189,288)	(272,211)
Effect of exchange rate changes on cash		3,625	3,723	(6,118)
Net increase/(decrease) in cash, cash equivalents and restricted cash		4,246	(39,170)	(160,795)
Cash, cash equivalents and restricted cash at beginning of year (1)		229,922	269,092	429,887
Cash, cash equivalents and restricted cash at end of year (1)		234,168	229,922	269,092

	Notes	2020	2019	2018
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense		68,792	75,892	81,962
Income taxes		10,021	13,791	5,929
(1) The following table identifies the balance sheet line-items included in "cash, cash equivalents and restricted cash" presented in the consolidated statements of cash flows:

	December 31,
(in thousands of $)	2020	2019	2018	2017
Cash and cash equivalents	48,783	47,661	96,648	246,954
Restricted cash and short-term deposits - current	55,547	46,333	31,330	27,306
Restricted cash - non-current	129,838	135,928	141,114	155,627
	234,168	229,922	269,092	429,887

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of $)

		Partners’ Capital
	Notes	Preferred Units	Common Units	General Partner Units and IDRs (1)	Accumulated Other Comprehensive loss(2)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
Consolidated balance at December 31, 2017		132,991	585,440	52,600	26	771,057	76,544	847,601
Net income		12,042	59,925	1,223	—	73,190	3,358	76,548
Cash distributions		(12,042)	(149,606)	(3,066)	—	(164,714)	—	(164,714)
Other comprehensive loss		—	—	—	(26)	(26)	—	(26)
Net proceeds from issuance of common units		—	13,563	291	—	13,854	—	13,854
Common units repurchased and canceled	28	—	(13,980)	—	—	(13,980)	—	(13,980)
Grant of unit options		—	234	—	—	234	—	234
Consolidated balance at December 31, 2018		132,991	495,576	51,048	—	679,615	79,902	759,517
Net income		12,042	5,648	115	—	17,805	3,329	21,134
Cash distributions		(12,042)	(112,235)	(2,322)	—	(126,599)	—	(126,599)
Units options expense		—	207	—	—	207	—	207
Common units repurchased and canceled	28	—	(1,565)	—	—	(1,565)	—	(1,565)
Consolidated balance at December 31, 2019		132,991	387,631	48,841	—	569,463	83,231	652,694
Opening adjustment (3)		—	(501)	(10)	—	(511)	—	(511)
Balance at January 1, 2020		132,991	387,130	48,831	—	568,952	83,231	652,183
Net income		12,109	6,945	142	—	19,196	(1,119)	18,077
Cash distributions		(12,109)	(32,213)	(667)	—	(44,989)	—	(44,989)
Units options expense		—	50	—	—	50	—	50
Consolidated balance at December 31, 2020		132,991	361,912	48,306	—	543,209	82,112	625,321
__________________________________________

(1)As of December 31, 2020 and 2019, the carrying value of the equity attributable to the incentive distribution rights holders was $32.5 million.
(2)Relates to unrealized net losses on qualifying cash flow hedges.
(3)Opening Total Equity has been adjusted following the adoption of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments effective January 1, 2020, see note 3.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2020 and 2019, we had a fleet of six FSRUs, four LNG carriers and an interest in the Hilli.

As of December 31, 2020, Golar held 30.8% (December 31, 2019: 30.6%) of our common units, a 2% (December 31, 2019: 2%) general partner interest in us and 100% (December 31, 2019: 100%) of our incentive distribution rights (“IDRs”).

References to Golar in these consolidated financial statements refer, depending on the context, to Golar LNG Limited and to one or any more of its direct or indirect subsidiaries.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

On January 13, 2021, we announced that we and our general partner entered into an agreement and plan of merger (the “Merger Agreement”) with New Fortress Energy Inc. (“NFE”) and the other parties thereto. Under the Merger Agreement, NFE has agreed to acquire all of the outstanding common units of the Partnership for $3.55 per unit in cash, with the Partnership surviving the merger as a wholly-owned subsidiary of NFE (the “Merger”). As a result of the pending Merger, which is expected to close in the first half of 2021, we have deferred our activities related to the refinancing of our $800 million credit facility and the 2015 Norwegian Bonds, both of which will mature within the 12-month period from the date these consolidated financial statements were issued. It is currently anticipated that NFE will refinance these maturing debt facilities (the “Related Debt Refinancings”), including related accrued interest and fees, upon consummation of the Merger.

In the event the Merger is delayed or does not complete, we would pursue extension of the maturity of, or obtain the necessary funding to meet, our payment obligations under the $800 million credit facility and 2015 Norwegian Bonds, which are repayable in April 2021 and November 2021 respectively. Also, the Partnership currently projects that it may not comply with certain financial covenants during the 12-month period following issuance of these consolidated financial statements, in which event we would take the necessary steps to secure the necessary waivers and/or covenant amendments. The fundamentals of our underlying assets remain strong (contracted cash flows and existing leverage ratios); however, due to the pending Merger, the refinancing of the $800 million credit facility and the 2015 Norwegian Bonds have not progressed to a stage, such that we can be certain that these could be executed in time or at all. Further, if the Partnership is unable to meet or amend certain financial covenants, the Partnership’s indebtedness could become immediately due and payable in the event of default. Global financial markets and economic conditions have been and continue to be volatile, particularly with the COVID-19 pandemic, which provides for additional uncertainty.

Although the Partnership believes the Merger and Related Debt Refinancings will close in the first half of 2021, the successful completion of the Merger and Related Debt Refinancings are dependent on factors outside of the Partnership’s control, and therefore there is substantial doubt over the Partnership’s ability to continue as a going concern for the 12-month period from the date these consolidated financial statements were issued. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, except for accounting policy that changed as a result of adopting the requirements of Accounting Standards Updates ("ASU") 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments ("Topic 326"), effective January 1, 2020.

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

Costs directly associated with the execution of the lease or costs incurred after lease inception or the execution of the contract but prior to the commencement of the lease that directly relate to preparing the asset for the lease (i.e. bunker costs), are capitalized and amortized to the consolidated statements of operations over the lease term. We also defer upfront revenue payments (i.e. repositioning fees) to the consolidated balance sheets and amortize to the consolidated statements of operations over the lease term.

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

Repositioning fees (included in "Time charter revenues") received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter.

Time charter sales-type leases

On inception of a sales-type lease for which we are lessor, we de-recognize the related asset and record "Net investment in leased vessel” on our consolidated balance sheets. The net investment in leased vessel represents the fixed payments due from the lessee, discounted at the rate implicit in the lease. We allocate sales-type lease income to the consolidated statements of operations in the "Interest income” line item to reflect a constant periodic rate of return on our sales-type lease investment.

For sales-type leases, non-lease revenue and operating and service agreements in connection with the time charters are recorded over the term of the charter as the service is provided. The transaction price is based on the standalone selling price for the service.

Amounts are presented net of allowances for credit losses, which are assessed at the individual lease level, reflecting the risk profile for each vessel unique to each project. The allowance is calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the lease. The exposure at default is calculated net of the vessel collateral that is returned on default. As forecasts for counterparty probability of default and loss given default are not readily available or supportable for the life of the applicable instrument, annualized rates have been applied based on a 5-year period forecast. A probability weighting has been applied to each period of default over the remaining instrument life.

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

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, and drydocking requirements.

Investment in affiliate
Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. Affiliates are also entities in which we hold a majority ownership interest, but we do not control, due to other parties' participating rights. Under the equity method of accounting, we record our investment in the affiliate at cost, and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investment in affiliate". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the consolidated statements of operations as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds the value of our interest, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliate.

We recognize gains and losses in earnings based on the economic results allocated based on a contractual agreement, net of interest, tax and basis difference amortization.

Guarantees
Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, and reported in “Other current liabilities” and "Other non-current liabilities". A liability is recognized in " investment in affiliate" for an amount corresponding to the fair value of the obligation undertaken in issuing the guarantee. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if (and when) the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring recognition of the liability for its fair value, financial statement disclosures of such items are made. Financial guarantees are assessed for credit losses, and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Business combinations

When the assets acquired and liabilities assumed constitute a business, then the acquisition is a business combination. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. In instances where the cost of acquisition is lower than the fair values of the identifiable net assets acquired (i.e. bargain purchase), the difference is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

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

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Restricted cash and short-term deposits

Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, other claims which requires us to restrict cash, performance bonds related to charters, cash collateral required for certain swaps, and cash held by the VIE. We consider all short-term deposits as held to maturity. These deposits are carried at amortized cost. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, reducing any credit exposure.

Trade accounts receivable

Trade receivables are presented net of allowances for expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate allowance for expected credit loss. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the vessel type that generated the underlying revenue (LNG carrier or FSRU), which reflects similar credit risk characteristics.

Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

Allowance for credit losses

Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses ("credit losses") over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the uncollectability of a balance is confirmed or certain. Expected recoveries will not exceed the aggregate of amounts previously written-off or current credit loss allowance by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance. Specific calculation of our credit allowances are included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis calculated using the method we consider most appropriate for each asset.

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

Intangible assets

Intangible assets pertain to customer related and contract based assets representing primarily long-term time charter party agreements acquired in connection with the acquisition of certain businesses from Golar (business combinations). Intangible assets identified are recorded at fair value. Fair value is determined by reference to the discounted amount of expected future cash flows. These intangible assets are amortized over the term of the time charter party agreement and the amortization expense is included in the statement of operations in the depreciation and amortization line item. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

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

During the year ended December 31, 2020, following the novel coronavirus ("COVID-19") outbreak and its impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable or whether changes in circumstances had occurred to warrant a change in the assumptions. We performed a recoverability test and concluded no impairment should be recognized on our vessels as of December 31, 2020.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan under the effective interest method. Amortization of debt issuance cost is included in "Interest expense". These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in the consolidated balance sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other current assets” or “Other non-current assets” in the consolidated balance sheets depending on its maturity. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. For derivative instruments that are not designated i.e. economic hedges and/or those that do not qualify for hedge accounting purposes, the changes in fair value of the derivative instruments are recognized in earnings and recorded each period in current earnings in “Gains/(losses) on derivative instruments”.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged. We have no existing interest rate swaps held for hedging.

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

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are under common control with, or subject to significant influence by, another party. Amounts owed from or to related parties are presented net of allowances for credit losses, which are calculated using a loss rate applied against an aging matrix.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by our Board of Directors, being the Chief Operating Decision Maker (CODM), and which are subject to risks and rewards that are different from those of other segments. We have identified three reportable industry segments: FSRUs, LNG carriers and FLNG.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. This will reflect the net amount expected to be collected from the financial asset and is referred to as the current expected credit losses, or "CECL", methodology, with measurement applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees). Topic 326 also makes changes to the accounting for available-for-sale debt securities and purchased credit deteriorated financial assets, however, no such financial assets existed on date of adoption or in the reporting periods covered by these consolidated financial statements.

Using the modified retrospective method, reporting periods beginning from January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The cumulative effect of adoption on January 1, 2020 resulted in recognition of an allowance for credit losses on our consolidated balance sheets of $0.5 million (of which $0.3 million reflects a reduction to line-item ‘Other current assets’ and $0.2 million represents a reduction to line-items ‘Current portion of investment in leased vessel, net’ and ‘Investment in leased vessel, net’), with an offset to total equity of $0.5 million.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove some disclosure requirements relating to transfers between Level 1 and Level 2 of the fair value hierarchy and introduced new disclosure requirements for Level 3 measurements. We adopted the disclosure improvements prospectively on January 1, 2020, but this amendment has not had a material impact on our disclosure requirements as we do not have any transfers between Level 1 and Level 2 and we have no Level 3 measurements as of December 31, 2020.

In October 2018, the FASB issued ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities, effective January 1, 2020. The amendments in this ASU specify that for the purposes of determining whether a decision-making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment. We are required to adopt the codification improvements retrospectively using a cumulative-effect method to retained earnings of the earliest period presented herein, but the amendment had no impact on historic consolidation assessments or retained earnings.

In March 2020, the FASB issued ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements. The amendments in this ASU propose seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements. We adopted the codification improvements that were effective on issuance from January 1, 2020 under the specified transition approach connected with each of the codification improvements. These amendments have not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2020.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.	The amendment removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes.	January 1, 2021	No impacts are expected as a result of the adoption of this ASU.
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. and ASU 2021-01 Reference Rate Reform (Topic 848): Scope.
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topic 310, Receivables, Topic 470, Debt, and Topic 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.
		Under evaluation	Under evaluation
ASU 2020-06 Debt with equity and other options (Topic 470) and contracts in Entity’s Own Equity (Topic 815).
The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. This optional guidance is effective on a modified retrospective basis on January 1, 2022.
		Under evaluation	No impacts are expected as a result of the adoption of this ASU.

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2020. Unless otherwise indicated, we own 100% of each subsidiary.

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

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of December 31, 2020 and 2019, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, which we have not exercised. The next repurchase option is in November 2021. We have an obligation to repurchase the Golar Eskimo at the end of the ten year lease period.

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

The equity attributable to CMBL in Eskimo SPV is included in "Non-controlling interests" in our consolidated results. As of December 31, 2020 and 2019, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheets.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of December 31, 2020:

Vessel	Effective from	Sales value (in $ millions)	Subsequent repurchase option (in $ millions)	Subsequent repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	189.1	November 2021	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of December 31, 2020 is shown below:

(in thousands of $)	2021	2022	2023	2024	2025
Golar Eskimo*	19,724	19,230	18,893	18,685	15,358

*The payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin but excludes the repurchase obligation at the end of lease term.

The most significant impact of consolidation of Eskimo SPV’s liabilities on our consolidated balance sheets is as follows:

(in thousands of $)	2020	2019
Liabilities
Short-term debt (note 21)	11,083	11,436
Long-term debt (note 21)	153,384	169,395

The most significant impact of consolidation of Eskimo SPV’s operations on our consolidated statement of operations is interest expense of $5.7 million, $7.6 million and $8.0 million for the years ended December 31, 2020, 2019, and 2018 respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our consolidated statement of cash flows is net cash of $22.1 million, $20.1 million, and $12.8 million used in financing activities for the years ended December 31, 2020, 2019, and 2018, respectively.

Hilli LLC

On July 12, 2018, we acquired an interest in the Hilli through the acquisition of 50% of the Hilli Common Units for a purchase price of $658 million less assumed net lease obligations and net of working capital adjustments. Concurrently with the closing of the Hilli Acquisition, we have determined that (i) Hilli LLC is a VIE, (ii) Golar is the primary beneficiary and retains sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli and (iii) we are not the primary beneficiary. Thus, Hilli LLC was not consolidated into our financial statements.

As of December 31, 2020, our maximum exposure as a result of our ownership in the Hilli LLC is the carrying value of our investment in affiliate of $185.6 million (note 10) and the outstanding portion of the Hilli Facility which we have guaranteed (note 25).

PTGI

We consolidate PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE, and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

The following table summarizes the balance sheets of PTGI as of December 31, 2020 and 2019:

(in thousands of $)	2020	2019
ASSETS
Cash	11,040	13,108
Restricted cash (note 17)	8,723	9,543
Vessels and equipment, net*	206,315	227,418
Other assets	7,373	3,158
Total assets	233,451	253,227

LIABILITIES AND EQUITY
Accrued liabilities	4,077	2,704
Current portion of long-term debt	14,462	14,382
Amounts due to related parties	19,901	51,203
Other current liabilities	1,076	974
Long-term debt	44,403	58,865
Total liabilities	83,919	128,128
Total equity	149,532	125,099
Total liabilities and equity	233,451	253,227

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

PTGI paid no dividends to PT Pesona during each of the years ended December 31, 2020, 2019 and 2018.

6. SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the CODM, and which are subject to risks and rewards that are different from those of other segments.

As of December 31, 2020, we operate in the following three reportable segments: FSRUs, LNG carriers and FLNG.

•FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs, of which one vessel is in cold layup;
•LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers, of which one vessel is in cold layup; and
•FLNG is a vessel that is moored above an offshore natural gas field on a long-term basis. A FLNG receives, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

The accounting policies applied to the reportable segments are the same as those applied in the Consolidated Financial Statements, except that our equity in net earnings of affiliate is presented under the effective share of interest consolidation method for the segment reporting.

	December 31, 2020
(in thousands of $)	FSRU(1)	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment Reporting	Elimination(4)	Consolidated Reporting
Statement of operations:
Total operating revenues	229,530	55,204	104,271	—	389,005	(104,271)	284,734
Vessel operating expenses	(38,570)	(17,939)	(22,701)	—	(79,210)	22,701	(56,509)
Voyage and commission expenses	(4,613)	(3,373)	—	—	(7,986)	—	(7,986)
Administrative expenses(5)	(9,594)	(5,773)	(1,408)	—	(16,775)	1,408	(15,367)
Amount invoiced under sales-type lease(6)	18,300	—	—	—	18,300	(18,300)	—
Adjusted EBITDA	195,053	28,119	80,162	—	303,334	(98,462)	204,872
Balance sheet:
Total assets (7)	1,033,742	486,214	185,562	322,143	2,027,661	—	2,027,661
Other segmental financial information:
Capital expenditure(7)	(2,902)	(1,242)	—	—	(4,144)	—	(4,144)

	December 31, 2019
(in thousands of $)	FSRU(1)	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment Reporting	Elimination(4)	Consolidated Reporting
Statement of operations:
Total operating revenues	240,695	58,957	104,073	—	403,725	(104,073)	299,652
Vessel operating expenses	(40,978)	(19,980)	(23,042)	—	(84,000)	23,042	(60,958)
Voyage and commission expenses	(4,467)	(3,181)	(230)	—	(7,878)	230	(7,648)
Administrative expenses(5)	(8,090)	(5,322)	(1,093)	—	(14,505)	1,093	(13,412)
Amount invoiced under sales-type lease(6)	11,500	—	—	—	11,500	(11,500)	—
Adjusted EBITDA	198,660	30,474	79,708	—	308,842	(91,208)	217,634
Balance sheet:
Total assets (7)	1,079,369	510,558	193,270	322,415	2,105,612	—	2,105,612
Other segmental financial information:
Capital expenditure(7)	(13,465)	(15)	—	—	(13,480)	—	(13,480)

	December 31, 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment Reporting	Elimination(4)	Consolidated Reporting
Statement of operations:
Total operating revenues	294,889	51,761	49,754	—	396,404	(49,754)	346,650
Vessel operating expenses	(42,736)	(22,511)	(9,834)	—	(75,081)	9,834	(65,247)
Voyage and commission expenses	(7,138)	(4,084)	(434)	—	(11,656)	434	(11,222)
Administrative expenses(5)	(9,384)	(5,425)	(1,306)	—	(16,115)	1,306	(14,809)
Adjusted EBITDA	235,631	19,741	38,180	—	293,552	(38,180)	255,372
Balance sheet:
Total assets (7)	1,115,663	534,805	206,180	384,169	2,240,817	—	2,240,817
Other segmental financial information:
Capital expenditure (7)	(28,307)	(13,894)	—	—	(42,201)	—	(42,201)
(1) Includes revenue relating to operating and service contracts, that is a non-lease component of sales-type leases recognized on a straight line basis over the contract term.

(2) Relates to the effective share of revenues, expenses and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units which we acquired in July 2018 (see note 10). The earnings attributable to our investment in Hilli LLC are reported in the equity in net earnings of affiliate on the consolidated statement of operations.
(3) Relates to assets not allocated to a segment, but included to reflect the total assets in the consolidated balance sheets.
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
(6) This represents the actual invoiced amounts on the Golar Freeze sales-type lease. As the income generated from the Golar Freeze sales-type lease is not reflected in our total operating revenues, we have included the amounts invoiced under the lease in arriving at our FSRU Adjusted EBITDA to enable comparability with the rest of our FSRU segment's charters.
(7) Total assets and capital expenditure by segment refers to our principal assets and capital expenditure relating to our vessels, including the net investment in leased vessel.

Revenues from external customers

During 2020, our FSRUs and LNG carriers operated under medium to long-term time charters with eight charterers, including, among others, Petrobras, PT Nusantara Regas (“PTNR”), the Hashemite Kingdom of Jordan (“Jordan”), and Kuwait National Petroleum Company (“KNPC”).

For the years ended December 31, 2020, 2019 and 2018, revenues from each of the following customers accounted for over 10% of our total consolidated operating revenues:

(in thousands of $)	Segment	2020		2019		2018
PTNR	FSRU	68,196	24%	68,089	23%	68,474	17%
Petrobras	FSRU	64,841	23%	64,368	21%	63,098	16%
Jordan	FSRU	55,639	20%	57,535	19%	57,337	14%
KNPC	FSRU	32,708	11%	40,379	13%	48,093	12%
Dubai Supply Authority	FSRU	—	—	—	—%	56,823	14%

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

Revenues (in thousands of $)	2020	2019	2018
Indonesia	68,196	68,089	68,474
Brazil	64,841	64,368	63,098
Jordan	55,639	57,535	57,337
Kuwait	32,708	40,379	48,093
United Arab Emirates	—	—	56,823

Fixed assets (in thousands of $)	2020	2019
Jordan	247,776	254,881
Kuwait	257,498	262,530
Brazil	194,129	203,889
Indonesia	134,940	149,247

7. (LOSSES)/GAINS ON DERIVATIVES AND OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2020	2019	2018

Mark-to-market (losses)/gains for interest rate swap derivatives	(35,306)	(43,746)	(1,455)
Interest income/(expense) on un-designated interest rate swaps	(16,616)	4,950	2,161
Mark-to-market adjustment on Earn-Out Units (1)	—	—	7,400
(Losses)/gains on derivative instruments, net	(51,922)	(38,796)	8,106

Foreign exchange (losses)/gains on finance lease obligations and related restricted cash	(71)	(941)	1,105
Amortization of Partnership guarantee (note 25)	1,772	2,065	503
Financing arrangement fees and other costs	(441)	(531)	(1,363)
Foreign exchange gains/(losses) on operations	(260)	82	(837)
Other financial items, net	1,000	675	(592)
(1) This relates to the mark-to-market movement on the Earn-Out Units issued in connection with the IDR reset transaction in October 2016 which were recognized as a derivative liability in our consolidated balance sheets. In October 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units was not issued. Accordingly, we recognized a $nil valuation on the Earn-Out Units derivatives as of December 31, 2018, resulting in a mark-to-market gain related to the Earn-Out Units. See notes 28 and 29.

8. INCOME TAXES

The components of income tax expense are as follows:

(in thousands of $)	2020	2019	2018
Current tax expense	14,653	14,342	15,737
Deferred tax expense	2,114	3,620	1,728
Total income tax expense	16,767	17,962	17,465

The income taxes for the years ended December 31, 2020, 2019 and 2018 differed from the amounts computed by applying the Marshall Islands statutory income tax rate of 0% for all years as follows:

(In thousands of $)	2020	2019	2018
Effect of taxable income in various countries	15,590	18,023	16,342
Effect of change on uncertain tax positions	1,177	(61)	1,329
Effect of recognition of deferred tax asset	—	—	(206)
Total tax expense	16,767	17,962	17,465

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

Jurisdictions open to examination

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are UK (2019), Brazil (2015), Indonesia (2017), Kuwait (2020), Jordan (2015) and Barbados (2017). Interest and penalties charged to “Income taxes” in our statement of operations amounted to $0.1 million, $0.2 million and $0.1 million for the years ended December 31, 2020, 2019 and 2018 respectively.

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

(in thousands of $)	2020	2019
At January 1
Deferred tax assets	—	103
Deferred tax liabilities (note 23)	(10,643)	(7,126)
	(10,643)	(7,023)
Recognized in the year
Adjustment in respect of prior year	—	(1,537)
Recognition of deferred tax liability on fixed asset temporary differences	(2,114)	(2,083)
	(2,114)	(3,620)
At December 31
Deferred tax assets	—	—
Deferred tax liabilities (note 23)	(12,757)	(10,643)
	(12,757)	(10,643)

There is no deferred tax asset as of December 31, 2020 and December 31, 2019.

The total deferred tax liability as of December 31, 2020 and 2019, related to the accounting net book value of the Golar Eskimo, operated under time charter in Jordan, being greater than the tax written down value, arising from excess of tax depreciation over accounting depreciation.

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or (ii) in the case of PTGI, the Partnership intends to utilize surplus earnings to reduce borrowings or reinvest its earnings, as opposed to making any distribution.

9. OPERATING LEASES

The minimum contractual future rentals represent revenues to be recognized on a straight line basis for each of the following periods, as of December 31, 2020:

Year ending December 31, (in thousands of $)	Total
2021	266,522
2022	229,890
2023	137,300
2024	109,944
2025 and thereafter	25,961
Total	769,617

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

Jordan has the option, for a termination fee, to terminate the charter after June 2020, the fifth anniversary of the delivery date of the Golar Eskimo. The minimum contractual future revenues above assume that this option will not be exercised.

All our vessels are held for contractual future leasing, see note 13 and note 14. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

The components of operating lease income were as follows:

(in thousands of $)	2020	2019
Operating lease income	274,924	291,806
Variable lease income (1)	1,665	2,148
Total operating lease income	276,589	293,954

(1)‘Variable lease income’ is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable leases.

10. INVESTMENT IN AFFILIATE

The components of equity in net assets of our non-consolidated affiliate are as follows:

(in thousands of $)	2020	2019
Equity in net assets of affiliate at January 1,	193,270	206,180
Dividends	(19,438)	(17,450)
Equity in net earnings of affiliate	11,730	4,540
Equity in net assets of affiliate at December 31	185,562	193,270

Quoted market prices for Hilli Common Units are not available because they are not publicly traded.

Hilli LLC

On July 12, 2018, we purchased 50.0% of the Hilli Common Units from Golar, affiliates of Keppel Shipyard Limited ("Keppel") and Black & Veatch ("B&V") (together, the “Sellers”). Hilli LLC owns Golar Hilli Corporation ("Hilli Corp), the disponent owner of the Hilli. The Hilli Common Units provide us with significant influence over Hilli LLC. The Hilli is currently operating under an 8-year liquefaction tolling agreement (the “LTA”) with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH” and together with Perenco, the “Customer”). The purchase price for the Hilli Acquisition was $658 million, less 50% of the net lease obligations under the Hilli Facility on the Closing Date, plus working capital adjustments. The post closing purchase price adjustments were finalized in October 2018.

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

Summarized financial information of Hilli LLC*

The following table summarizes the financial information of Hilli LLC shown on a 100% basis as of and for the years ended December 31, 2020 and 2019:

(in thousands of $)	2020	2019
Balance sheet
Current assets	56,481	54,000
Non-current assets	1,203,805	1,300,065
Current liabilities	(32,337)	(45,106)
Non-current liabilities	(845,658)	(924,578)

Statement of operations
Liquefaction services revenue	226,061	218,095
Net income	71,684	70,756

*The summarized financial information of Hilli LLC excludes the Hilli LLC lessor VIE's financial information.

11. TRADE ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, there was no provision for doubtful accounts.

12. OTHER CURRENT ASSETS

(in thousands of $)	2020	2019
Prepaid expenses	1,810	2,087
Indemnity amount receivables	17,325	8,200
Other receivables	1,797	1,607
	20,932	11,894

Indemnity amount receivables relates to amounts expected to be recovered pursuant to indemnity clauses relating to past performance of a bareboat charter and operating and services agreement with a charterer. The indemnity relates to how the bareboat charter and operating and services agreement should be taxed under the Jamaican tax authority and the receivable includes withholding and payroll taxes that are treated as operating expenses. As of December 31, 2020, we have recognized the corresponding liabilities for payment of taxes and associated charges of $1.2 million (2019: $0.6 million) and $16.1 million (2019: $7.6 million), which are included within ‘Accrued expenses’ (note 19) and ‘Other current liabilities’ (note 20), respectively.

There was no accrued interest included within the other current assets balance as of December 31, 2020 and 2019.

13. VESSELS AND EQUIPMENT, NET

	2020
(in thousands of $)	Vessels	Drydocking expenditure	Mooring equipment	Total
Cost
As of January 1	1,941,948	47,228	37,826	2,027,002
Additions	3,013	1,131	—	4,144
Write-off of fully depreciated and amortized asset	(1,691)	(4,283)	—	(5,974)
As of December 31	1,943,270	44,076	37,826	2,025,172

Depreciation and amortization
As of January 1	(605,243)	(24,929)	(27,165)	(657,337)
Charge for the year	(52,507)	(9,549)	(3,547)	(65,603)
Write-off of fully depreciated and amortized asset	1,691	4,283	—	5,974
As of December 31	(656,059)	(30,195)	(30,712)	(716,966)

Net book value as of December 31	1,287,211	13,881	7,114	1,308,206

	2019
(in thousands of $)	Vessels	Drydocking expenditure	Mooring equipment	Total
Cost
As of January 1	2,143,388	65,088	37,826	2,246,302
Additions	7,547	5,933	—	13,480
Disposal (1)	(208,987)	(17,430)	—	(226,417)
Write-off of fully depreciated and amortized asset	—	(6,363)		(6,363)
As of December 31	1,941,948	47,228	37,826	2,027,002

Depreciation and amortization
As of January 1	(663,123)	(23,804)	(23,618)	(710,545)
Charge for the year	(55,796)	(8,282)	(3,547)	(67,625)
Disposal (1)	113,676	794	—	114,470
Write-off of fully depreciated and amortized asset	—	6,363	—	6,363
As of December 31	(605,243)	(24,929)	(27,165)	(657,337)

Net book value as of December 31	1,336,705	22,299	10,661	1,369,665
_________________________
(1) Relates to the de-recognition of the vessel asset carrying value of the Golar Freeze. See note 15.

As of December 31, 2020 and 2019, vessels and equipment with a net book value of $1,188.2 million and $1,241.9 million, respectively, were pledged as security for certain debt facilities (note 26).

The following table presents the market values and carrying values of seven of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2020. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

Vessel	2020 Market value(1)	2020 Carrying value	Deficit
(in millions of $)
Golar Winter	145.0	194.0	(49.0)
NR Satu	124.0	135.0	(11.0)
Methane Princess	45.0	103.0	(58.0)
Golar Maria	73.0	166.0	(93.0)
Golar Grand	71.0	98.0	(27.0)
Golar Mazo	54.0	120.0	(66.0)
Golar Igloo	231.0	258.0	(27.0)
_________________________
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

14. VESSEL UNDER FINANCE LEASE, NET

	2020
(in thousands of $)	Vessel	Drydocking expenditure	Total
Cost
As of January 1, and December 31	163,231	11,280	174,511

Depreciation and amortization
As of January 1	(63,447)	(2,631)	(66,078)
Charge for the year	(3,643)	(2,256)	(5,899)
As of December 31	(67,090)	(4,887)	(71,977)

Net book value as of December 31	96,141	6,393	102,534

	2019
	Vessel	Drydocking expenditure	Total
Cost
As of January 1, and December 31	163,231	11,280	174,511

Depreciation and amortization
As of January 1	(59,425)	(375)	(59,800)
Charge for the year	(4,022)	(2,256)	(6,278)
As of December 31	(63,447)	(2,631)	(66,078)

Net book value as at December 31	99,784	8,649	108,433

As of December 31, 2020 and 2019, we operated one vessel, the Methane Princess, under a finance lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 22. In connection with the Methane Princess Lease, we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The depreciation and amortization expense for the year is offset against the amortization of the deferred credit in the consolidated statement of operations (note 23).

15.                                      INVESTMENT IN LEASED VESSEL, NET

On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in lease classification from an operating lease to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value, the recognition of net investment in leased vessel (consisting of present value of the future lease receivables and unguaranteed residual value), and a gain on disposal of $4.2 million, which is included within "Other non-operating income" in our consolidated statement of operations for the year ended December 31, 2019. Post modification to sales-type lease, all charter hire revenue from the Golar Freeze sales-type lease has been recognized as interest income. We recognized interest income of $16.2 million and $9.5 million for the years ended December 31, 2020 and 2019, respectively, which is included within "interest income" in our consolidated statement of operations, gross of expected credit loss allowance.

The following table lists the components of our investment in leased vessel, net and the maturity profile of the undiscounted lease receivables:

Year ending December 31, (in thousands of $)
2021	18,250
2022	18,250
2023	18,250
2024	18,300
2025 and thereafter	171,050
Total minimum lease receivable	244,100
Unguaranteed residual value	16,000
Gross investment in sales-type lease	260,100
Less: unearned interest income	(148,271)
Expected credit loss allowance	(43)
Investment in leased vessel, net	111,786
Less: current portion of investment in leased vessel, net	(2,570)
Non-current portion of investment in leased vessel, net	109,216

As of December 31, 2020 and 2019, there is $nil accrued interest included within the balance.

The Golar Freeze Charter includes an option for the charterer, upon twelve months' written notice, to terminate the charter with effect not before the third anniversary of the hire commencement date of March 31, 2019 in order to substitute the FSRU for an alternative vessel but only if certain throughput targets have not been achieved. In the event the charterer issues a termination notice, we have a matching right. The charter also includes a 5-year extension option and we have assumed that this option will not be exercised.

16. INTANGIBLE ASSETS, NET

(in thousands of $)	2020	2019
Cost
As of January 1	95,517	114,616
Write-off of fully amortized asset	—	(19,099)
As of December 31	95,517	95,517

Depreciation, amortization and impairment
As of January 1	(45,108)	(54,247)
Charge for the year	(9,114)	(9,960)
Write-off of fully amortized asset	—	19,099
As of December 31	(54,222)	(45,108)

Net book value as of December 31	41,295	50,409

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreements acquired in connection with the acquisition of the Golar Igloo in March 2014 and Golar Eskimo in January 2015. The intangible asset acquired in connection with the acquisition of the Golar Igloo was amortized over the term of the contract with KNPC, which expired in December 2019. Accordingly, the intangible asset in connection with the Golar Igloo was fully amortized and written off as of December 31, 2019. The intangible asset acquired in connection with the acquisition of the Golar Eskimo is amortized over the term of the contract initially entered into with Jordan for ten years with termination option after five years expected not to be exercised. Both intangible assets have been assigned a zero residual value. As of December 31, 2020 and 2019, there were no impairment of intangible assets.

Amortization expense for the years ended December 31, 2020, 2019 and 2018 was $9.1 million, $10.0 million and $12.8 million respectively.

The estimated future amortization of intangible assets as of December 31, 2020 is as follows:

Year Ending December 31, (in thousands of $)
2021	9,114
2022	9,114
2023	9,114
2024	9,114
2025	4,839
Total	41,295

17. RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash balances are as follows:

(in thousands of $)	2020	2019
Methane Princess lease security deposits (note 22) (1)	118,455	114,676
Restricted cash relating to the $800 million facility (note 21) (2)	16,450	23,552
Restricted cash relating to our interest rate swaps (note 24)	29,440	14,810
Restricted cash relating to the NR Satu facility (notes 5 and 21)	8,723	9,543
Restricted cash relating to security deposits(3)	12,317	19,680
Total restricted cash	185,385	182,261
Less: current portion of restricted cash	(55,547)	(46,333)
Non-current restricted cash	129,838	135,928

Restricted cash does not include minimum consolidated cash balances of $30.0 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in “Cash and cash equivalents” (note 21).

(1) As of December 31, 2020 and 2019, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 22 was $118.5 million and $114.7 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon Pound Sterling LIBOR.

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

(3) As of December 31, 2020 and 2019, the value of collateral deposits required to secure performance guarantees issued to charterers on our behalf by banks was $12.3 million and $18.1 million, respectively.

18. OTHER NON-CURRENT ASSETS

(in thousands of $)	2020	2019
Other non-current assets	746	1,494
Non-current prepayment (note 26)	3,443	—
Mark-to-market interest rate swaps valuation (note 24)	—	1,285
	4,189	2,779

Other non-current assets consist of capitalized commission expenses and lease incentives incurred in connection with the NR Satu time charter amounting to $0.7 million and $1.5 million as of December 31, 2020 and 2019, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for each of the years ended December 31, 2020, 2019 and 2018 was $0.7 million, which are recognized mainly under “Voyage and commission expenses” in the consolidated statement of operations.

19. ACCRUED EXPENSES

(in thousands of $)	2020	2019
Current tax payable	10,790	9,134
Interest expense	7,099	7,036
Vessel operating and drydocking expenses	5,678	6,503
Administrative expenses	1,590	778
	25,157	23,451

Current tax payable includes provision for interest and penalties of $0.3 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively. Within current tax payable, $1.2 million and $0.6 million of tax payable for the years ended December 31, 2020 and 2019, respectively, is expected to be recovered through indemnity clauses relating to past performance of a bareboat charter and operating and services agreement with a charterer.

20. OTHER CURRENT LIABILITIES

(in thousands of $)	2020	2019
Mark-to-market interest rate swaps valuation (note 24)	70,188	36,167
Other creditors	16,064	7,910
Deferred revenue	9,949	7,720
Partnership Guarantee (note 25)	1,502	1,772
Preferred units dividend payable (note 28)	1,543	1,509
Deferred credits from finance lease transactions (note 23)	625	625
	99,871	55,703

Other creditors for the years ended December 31, 2020 and 2019 includes $16.1 million and $7.6 million, respectively, of withholding and payroll taxes that is expected to be recovered through indemnity clauses relating to past performance of a bareboat charter and operating and services agreement with a charterer.

21. DEBT

(in thousands of $)	2020	2019
Total debt, net of deferred finance charges	1,119,708	1,216,933
Less: Current portion of long-term debt, net of deferred finance charges	(702,962)	(225,254)
Long-term debt, net of deferred finance charges	416,746	991,679

Our outstanding debt as of December 31, 2020 is repayable as follows:

Year Ending December 31, (in thousands of $)
2021	706,885
2022	277,434
2023	12,819
2024	12,836
2025	114,910
Total debt	1,124,884
Less: deferred finance charges	(5,176)
Total debt, net deferred finance charges	1,119,708

As of December 31, 2020 and 2019, the maturity dates for our total debt were as follows:

(in thousands of $)	2020	2019	Maturity date
2015 Norwegian Bonds (1)	142,552	150,000	2021
$800 million credit facility	516,000	568,000	2021
2017 Norwegian Bonds (1)	242,503	250,000	2022
NR Satu Facility	59,362	74,113	2022
Eskimo SPV debt (2)	164,467	180,831	2025
Total debt	1,124,884	1,222,944
__________________________________________
(1) Includes the premium payable at maturity accreted using the effective interest rate method over the instrument term.

(2) This represents the total loan facility drawn down by the subsidiary of CMBL, which we consider to be a VIE. We determined that we are the primary beneficiary of this VIE as we are expected to absorb the majority of the VIE's losses and residual gains associated with the vessel sold and leased backed from the subsidiary of CMBL. Accordingly, the VIE and its related loan facilities are consolidated in our results. See note 2 and note 5.

$800 million credit facility

In April 2016, we entered into an $800.0 million senior secured credit facility (the “$800 million credit facility”) with a syndicate of banks to refinance existing financing arrangements secured by seven of our existing vessels. The vessels included in this facility are the Golar Freeze, the Golar Grand, the Golar Igloo, the Golar Maria, the Golar Spirit, the Golar Winter and the Methane Princess.

The $800 million credit facility has a five-year term and the initial credit facility consisted of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility was reduced by $25.0 million on September 30, 2017. The requirement for the revolving credit facility to be reduced by a further $50.0 million in September 2018 was waived until maturity. As of December 31, 2020, we had drawn down $125.0 million on the revolving credit facility. The term loan facility is repayable in quarterly installments with a total final balloon payment of $378.0 million together with any amounts outstanding under the revolving facility repayable in April 2021. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of December 31, 2020, the balance outstanding under the $800 million credit facility amounted to $516 million.

The facility requires a security deposit to be held for the period of the loan, unless certain conditions are met. These balances are referred to in these consolidated financial statements as restricted cash. As of December 31, 2020, the value of the restricted cash deposit secured against the loan was $16.5 million. See note 17.

2015 Norwegian Bonds and 2017 Norwegian Bonds

In May 2015, we completed the issuance and sale of $150 million aggregate principal amount of five years non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds were due to mature on May 22, 2020 and bore interest at a rate of LIBOR plus 4.4%. We also entered into economic hedges that convert the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our 2017 Norwegian Bonds (the “2017 Norwegian Bonds” and, together with the 2015 Norwegian Bonds, the “Norwegian Bonds”) which were due to mature in May 2021 and bore interest at a rate of 3-month LIBOR plus 6.25%. The 2017 Norwegian Bonds were listed on the Oslo Bors in July 2017. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%.

On May 5, 2020, bondholders approved amendments (the “Norwegian Bond Amendments”) to our Norwegian Bonds as follows:

2015 Norwegian Bonds: The maturity date has been extended to November 22, 2021. The interest rate increased by 185 basis points to LIBOR plus 6.25% per annum. The repayment profile of the 2015 Norwegian Bonds changed from a bullet repayment on the original maturity date to amortization as follows:

•Equal installments of $5.0 million (at 100% of par value), commencing on September 30, 2020 and thereafter quarterly on each interest payment date up to and including the interest payment date in May 2021;
•Equal installments of $3.8 million (at 100% of the par value) on each quarterly interest payment date thereafter; and
•Repayment of the remaining amount at a price of 105% of the par value on November 22, 2021.

We may redeem the 2015 Norwegian Bonds (in whole or in part) together with accrued and unpaid interest thereon any time (i) from and including the interest payment date in May 2020 until (but excluding) the interest payment date in May 2021 at 100% of the par value of the 2015 Norwegian Bonds redeemed; and (ii) from and including the interest payment date in May 2021 to (but excluding) November 22, 2021, at 105% of the par value of the 2015 Norwegian Bonds redeemed.

2017 Norwegian Bonds: The maturity date has been extended to November 15, 2022. The interest rate increased by 185 basis points to LIBOR plus 8.1% per annum. The repayment profile of the 2017 Norwegian Bonds changed from a bullet repayment upon the original maturity date to amortization as follows:
a.Equal installments of $5.0 million (at 100% of par value), commencing on September 30, 2020 and thereafter quarterly on each interest payment date up to and including the interest payment date in May 2021;
b.Equal installments of $6.3 million (at 100% of the par value) on the interest payment dates in August 2021 and November 2021;
c.Equal installments of $10.0 million (at 100% of the par value) from and including the interest payment date in February 2022 after the 2015 Norwegian Bonds have been redeemed in full and on each interest payment date thereafter; and
d.Repayment of the remaining amount at a price of 105% of the par value on November 15, 2022.

We may redeem the 2017 Norwegian Bonds (in whole or in part) together with accrued and unpaid interest thereon at any time (i) from and including the interest payment date in May 2020 until (but excluding) the interest payment date in May 2021 at 100% of the par value of the 2017 Norwegian Bonds redeemed; and
(ii) from and including the interest payment date in May 2021 to (but excluding) November 15, 2022, at 105% of the par value of the 2017 Norwegian Bonds redeemed.

Under the Norwegian Bond Amendments, we may incur no additional financial indebtedness without applying the proceeds received therefrom to redeem the Norwegian Bonds on a pro rata basis, other than certain permitted financial indebtedness incurred: (i) to repay existing financial indebtedness, (ii) by way of secured debt from financial institutions incurred in the ordinary course of business in connection with acquisitions of assets or (iii) an amount up to $25.0 million in aggregate, provided that the proceeds in the case of each of (i) to (iii) above are not applied for redemption of any or all of the 2017 Norwegian Bonds prior to the redemption of the 2015 Norwegian Bonds in full. In addition, the Norwegian Bond Amendments contain a provision prohibiting us from paying distributions to our common unitholders in an amount greater than (i) $0.0808 per common unit per annum or (ii) the aggregate amount of cash equity raised. Additionally, under the Norwegian Bond Amendments, we are not permitted to repurchase any of our common or preferred units.
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

As of December 31, 2020, the balance outstanding under the New NR Satu facility was $59.4 million. The facility requires certain cash balances to be held on deposit during the period of the loan. These balances are referred to in these Consolidated Financial Statements as restricted cash. As of December 31, 2020, the value of the restricted cash deposit secured against the loan was $8.7 million. See note 17.

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

Debt and lease restrictions

As of December 31, 2020, we were in compliance with all covenants under our existing debt and lease agreements.

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

For the refinancing of our $800 million credit facility and 2015 Norwegian Bond, see note 30.

22. OBLIGATION UNDER FINANCE LEASE

(in thousands of $)	2020	2019
Total obligation under finance lease	124,550	122,779
Less: current portion of obligation under finance lease	(2,521)	(1,990)
Non-current portion of obligation under finance lease	122,029	120,789

As of December 31, 2020 and 2019, we operated one vessel under a finance lease.

The leasing transaction, which occurred in August 2003, was in relation to the Methane Princess. We novated the Methane Princess contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (the “Methane Princess Lease”). The lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit, Golar Grand and Golar's vessel, the Golar Tundra. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 17.

As of December 31, 2020, we are committed to make quarterly minimum finance lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2021	8,949
2022	9,288
2023	9,634
2024	10,008
2025 and thereafter	150,090
Total minimum lease payments	187,969
Less: Imputed interest	(63,419)
Present value of minimum lease payments	124,550

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

23. OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2020	2019
Deferred tax liability (note 8)	12,757	10,643
Partnership Guarantee (note 25)	5,001	6,504
Deferred credits from finance lease transactions	13,530	14,149
	31,288	31,296

Deferred credits from finance lease transactions

(in thousands of $)	2020	2019
Deferred credits from finance lease transactions	24,691	24,691
Less: Accumulated amortization	(10,536)	(9,917)
	14,155	14,774
Current	625	625
Non-current	13,530	14,149
	14,155	14,774

In connection with the Methane Princess Lease (note 22), we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the consolidated statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

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

We manage our debt and finance lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Historically, we hedge accounted for certain of our interest rate swap arrangements designated as cash flow hedges. The net gains and losses had been reported in a separate component of accumulated other comprehensive income to the extent the hedges were effective. The amount recorded in accumulated other comprehensive income would have subsequently been reclassified into earnings in the same period as the hedged items affected earnings. However, since 2018, we have ceased hedge accounting for any of our derivatives.

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year Ended	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2020	1,233,771	2021	to	2026	1.12%	to	2.90%
Receiving floating, pay fixed	December 31, 2019	1,557,834	2020	to	2026	1.12%	to	2.90%

Interest rate swaps with a notional value of $250.0 million matured during the year ended December 31, 2020.

Foreign currency risk

For the periods reported, the majority of our vessels’ gross earnings were receivable in U.S. dollars and the majority of our transactions, assets and liabilities were denominated in U.S. dollars, our functional currency. However, we incur expenditures in other currencies. We recognized a net foreign exchange loss on operations and other cost of $0.3 million, gain of $0.1 million and loss of $0.8 million in the years ended December 31, 2020, 2019 and 2018, respectively.

Our finance lease obligation and related restricted cash deposit are denominated in Pound Sterling. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. A net foreign exchange loss of $0.1 million, loss of $0.9 million and gain of $1.1 million arose in the years ended December 31, 2020, 2019 and 2018, respectively, as a result of the retranslation of our finance lease obligations and the cash deposits securing those obligations.

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year. We do not have any level 3 financial instruments.

The carrying value and estimated fair value of our financial instruments at December 31, 2020 and 2019 are as follows:

(in thousands of $)	Fair Value Hierarchy	2020 Carrying Value	2020 Fair Value	2019 Carrying Value	2019 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	48,783	48,783	47,661	47,661
Restricted cash and short-term deposits	Level 1	185,385	185,385	182,261	182,261
2015 and 2017 Norwegian Bonds(1)	Level 1	385,055	309,032	400,000	394,715
Long-term debt—floating(2)	Level 2	739,829	739,829	822,944	822,944
Obligation under finance lease(2)	Level 2	124,550	124,550	122,779	122,779
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	—	—	1,285	1,285
Interest rate swaps liability(3)(4)	Level 2	70,188	70,188	36,167	36,167

1.This pertains to the 2015 Norwegian Bonds and 2017 Norwegian Bonds with a carrying value of $385.1 million as of December 31, 2020 (2019: $400.0 million), which includes the premium payable at maturity accreted up to balance sheet date using the effective interest method over the instrument term of $5.0 million. This is included under long-term debt on our consolidated balance sheets. The fair value of the bonds as of December 31, 2020 was $309.0 million (2019: $394.7 million), which represents 80.3% of their face value (2019: 98.7%).

2.Our short-term and long-term debt and finance lease obligation are recorded at amortized cost in the consolidated balance sheets. Debt is presented in the above table, gross of deferred financing cost of $5.2 million as of December 31, 2020 (2019: $6.0 million).
3.Derivative liabilities are presented within other current liabilities and derivative assets are presented within other current and non-current assets on the consolidated balance sheets.
4.The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

•the carrying values of trade accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short-term maturity of these instruments.

•the carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

•the estimated fair value for restricted cash and short-term deposits is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates which are reset on a quarterly basis.

•the estimated fair value of our 2015 Norwegian Bonds and 2017 Norwegian Bonds, are based on the quoted market price as of the balance sheet date.

•the estimated fair value of our floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

•the estimated fair value of long-term obligations under finance lease is considered to be equal to the carrying value since it bears interest at a variable interest rate, which is reset on a quarterly basis.

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “(Losses)/gains on derivative instruments, net” (note 7).

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

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2020 and 2019 would be adjusted as detailed in the following table:

	December 31, 2020			December 31, 2019
(in thousands of $)	Gross amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets subject to netting agreements	Net amount
Total asset derivatives	—	—	—	1,285	(1,029)	256
Total liability derivatives	70,188	—	70,188	36,167	(1,029)	35,138

Under one of our interest rate swaps we were required to provide initial cash collateral of $2.5 million and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As of December 31, 2020, cash collateral amounting to $29.4 million has been provided (note 17).

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Concentrations of credit risk

The maximum exposure to credit risk is the carrying value of cash and cash equivalents, restricted cash and short-term deposits, trade accounts receivable, investment in leased vessel, net, other receivables and amounts due from related parties. In respect of cash and cash equivalents, restricted cash and short-term deposits, credit risk lies with Nordea Bank Finland plc, Citibank, DNB Bank ASA, Santander UK plc, Sumitomo Mitsui Banking Corporation, Standard Chartered plc, Skandinaviska Enskilda Banken AB (publ), and China Merchants Bank Co. Ltd. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

As of December 31, 2020, we had one customer (2019: one customer) that accounted for approximately 96% (2019: 94%) of all trade receivables. In relation to our investment in leased vessel - net, the concentration risk relates to one counterparty only. We hold certain guarantees as security, which reduces our credit exposure. We consider the credit risk of our counterparties to these financial assets to be low.

25. RELATED PARTY TRANSACTIONS

Transactions with related parties:

(in thousands of $)	2020	2019	2018
Transactions with Golar and affiliates:
Management and administrative services fees (a)	(8,525)	(9,645)	(9,809)
Ship management fees (b)	(5,263)	(4,460)	(5,200)
Interest expense on short-term loans (c)	(317)	(109)	—
Income on deposits paid to Golar (d)	—	—	4,779
Distributions from/(to) Golar, net (e)	8,897	(19,291)	(42,842)

Amounts due from/(to) related parties:

As of December 31, 2020 and 2019, balances with related parties consisted of the following:

(in thousands of $)	2020	2019
Balances due from Golar and its affiliates (c)	1,164	2,845
Methane Princess lease security deposit due (to)/from Golar (f)	(360)	2,253
	804	5,098

(a) Management and administrative services fees - We are party to a management and administrative services agreement with Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Where external service provider costs are incurred by Golar Management on our behalf, these expenses are recharged to us at cost. We may terminate the agreement by providing 120 days’ written notice.

(b) Ship management fees - Golar and certain of its subsidiaries charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(c) Interest expense on short-term loan, balances due from/(to)Golar and its affiliates - Receivables and payables with Golar and its affiliates primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, dividends due in respect of the Hilli Common Units, and other related party arrangements, including short term loan balances. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances due from and to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

During the year ended December 31, 2020, we borrowed a total of $45.0 million with interest at a rate of LIBOR plus a margin of 5.0% from Golar. We repaid the loans in full, including interest of $0.3 million during the year ended December 31, 2020.

In November 2019, we borrowed $15.0 million from Golar, with the loan bearing interest at a rate of LIBOR plus 5.0%. We repaid the loan in full, including interest of $0.1 million, on December 30, 2019.

(d) Income on deposits paid to Golar - On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the Hilli Acquisition. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we received interest at a rate of 5% per annum. We have accounted for $4.8 million as interest income for the year ended December 31, 2018 on the Deferred Purchase Price and $70 million deposit. We applied the deposit and interest accrued to the net purchase price on July 12, 2018, upon completion of the Hilli Acquisition.

(e) Distributions from/(to) Golar, net - We have declared and paid quarterly distributions totaling $10.5 million, $36.8 million, and $48.4 million to Golar for each of the years ended December 31, 2020, 2019 and 2018, respectively, in respect of the common units and General Partner units owned by it.
During the years ended December 31, 2020, 2019 and 2018, Hilli LLC declared distributions totaling $19.4 million, $17.5 million and $5.6 million, respectively, in respect of the Hilli Common Units owned by us. These amounts include reimbursements for Operating Expenses, as set forth below.

(f) Methane Princess Lease security deposit due (to)/from Golar - This represents net advances to or from Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement (see below). Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During the years ended December 31, 2020, 2019, and 2018, PT Pesona received an agency fee of $0.5 million, $0.5 million and $0.9 million, respectively. PT Pesona and certain of its subsidiaries also charged vessel management fees to us for the provision of technical and commercial management of the vessels amounting to $0.3 million, $0.2 million and $0.2 million for each of the years ended December 31, 2020, 2019, and 2018.

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

In addition, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Tax Authority with regard to the initial tax basis of the transactions in respect of the Methane Princess and other vessels previously financed by UK tax leases or in relation to the restructuring terminations in 2010. See note 26.

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

As of December 31, 2020, the amount we have guaranteed under the Partnership Guarantee and the LOC Guarantee is $389.3 million (2019: $422.3 million), and the fair value of debt guarantee after amortization, presented under “Other current liabilities” and “Other non-current liabilities” in our consolidated balance sheets, amounted to $1.5 million and $5.0 million, respectively. As of December 31, 2020, we were in compliance with the covenants and ratios for both Hilli guarantees.

Operating expense reimbursement

Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses (as defined below) are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on the Closing Date, up to a maximum amount of $20 million in the aggregate. Golar, Keppel and B&V have agreed, for a period of eight years commencing on the closing date of the Hilli Acquisition, to reimburse us for (a) 50% of the amount, if any, by which Operating Expenses are greater than $39.5 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are greater than $5.2 million per year, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon. Included within the Hilli LLC declared distributions for the years ended December 31, 2020 and 2019 is $0.4 million and $2.2 million, respectively, of reimbursements from Golar, Keppel and B&V for Operating Expenses.

Exchange of Incentive Distribution Rights ("IDRs")

Pursuant to the terms of the Exchange Agreement by and between the Partnership, Golar and our General Partner, Golar and our General Partner exchanged all of their IDRs in the Partnership (see note 28).

26. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2020	2019
Carrying value of vessels and equipment secured against long-term loans and finance leases	1,290,769	1,350,301
Carrying value of investment in leased vessel, net secured against long-term loans and finance leases	111,786	114,137
	1,402,555	1,464,438

Other contractual commitments and contingencies

Insurance
We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls for additional premiums based on the clubs' claims record, in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional premium on the members.

Tax lease benefits

As of December 31, 2020, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2020, there was a net accrued gain of approximately $1.1 million (2019: $1.2 million).

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the Her Majesty's Revenue and Customs (the “HMRC”), the UK tax authority, with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the applicable UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the applicable lease financing transaction. Furthermore, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit, Golar Grand and the Golar Tundra. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in Note 17 “Restricted Cash” to our consolidated financial statements.

HMRC has been challenging the use of similar tax lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $34.2 million (£25.0 million). In December 2019, in conjunction with the lessor, Golar obtained supplementary legal advice confirming Golar's position. Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020, Golar received a closure notice to the inquiry, which states the basis of HMRC’s position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, notice of appeal was submitted to the First Tier Tribunal. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

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

In December 2019, the Indonesian tax authorities issued tax assessments for land and buildings tax to our subsidiary, PTGI for the years 2015 to 2019 inclusive in relation to the NR Satu, for the amount of $3.4 million ( IDR48,378.3 million ). We paid the assessed tax in January 2020 to avoid further penalties. This is presented in "Other non-current assets" of our consolidated balance sheets. We intend to appeal against the assessments for the land and buildings tax as the tax authorities have not accepted our initial objection letter. We believe we have reasonable grounds for success on the basis of no precedent set from past case law and the new legislation effective prospectively from January 1, 2020, that now specifically lists FSRUs as being an object liable to land and buildings tax, when it previously did not.

In February 2021, we received a tax notice from the Jordan tax authorities following the conclusion of their tax audit into our Jordan branch for the years 2015 and 2016 assessing our Jordan branch for additional tax of $1.6 million (JOD 1.10 million) and $3.1 million (JOD 2.20 million), respectively. We have submitted an appeal to the tax notice. A provision has not been recognized for this as we do not believe that the tax inspector has followed the correct tax audit process and the claim by the tax authorities to not allow tax depreciation is contrary to Jordan's tax legislation.

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

Unit options

In November 2016 and January 2017, a total of 99,000 options to purchase common units were awarded to our directors and management under the GMLP LTIP. The options had an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016, the grant date, and a contractual term of five years. The exercise price will be adjusted for each time we pay distributions. One third of the options vested in November 2017, the second third vested in November 2018 and the final third vested in November 2019.

There were no options awarded in the years ended December 31, 2020 or 2019.

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

A summary of option activity for the years ended December 31, 2020, 2019 and 2018 is presented below:

(in thousands of $, except per unit data)	Units (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2019 and 2018	99	$14.49	1.9
Forfeited during the year	(79)	14.49
Options outstanding at December 31, 2020	20	$14.49	0.9

Options exercisable at:
December 31, 2020	20	14.49	0.9
December 31, 2019	99	$14.49	1.9

	Year ended December 31
(in thousands of $)	2020	2019	2018
Fair value of unit options which fully vested in the year	—	233	233

Compensation cost recognized in the consolidated statement of operations	—	207	234

As of December 31, 2020, the intrinsic value of unit options that were both outstanding and exercisable was $nil, as the exercise price was higher than the market value of the common units underlying the options at year end (2019: $nil).

As of December 31, 2020, there is no unrecognized compensation cost relating to unit options outstanding.

Phantom units

Pursuant to the LTIP, we granted to the members of the Board 70,752 phantom units in the year ended December 31, 2020. The phantom units vest equally over a period of 3.0 years. Under the Phantom Unit Award Agreement, all phantom units shall immediately vest upon the occurrence of a change of control in the Partnership.

The fair value of the phantom unit award is estimated using the market price of our common units at grant date with expense recognized over the three-year vesting period.

A summary of phantom units activity for the year ended December 31, 2020 is presented below:

	Units (in '000s)	Weighted average grant date fair value per unit	Weighted average remaining contractual term (years)
Granted during the year	71	$3.36
Forfeited during the year	(12)	3.36
Options outstanding at December 31, 2020	59	$3.36	2.2

Compensation cost of $0.1 million related to the phantom units has been recognized in the consolidated statement of operations for the year ended December 31, 2020.

28. EQUITY

At December 31, 2020, a total of 69.2% (2019: 69.4%) of the Partnership's common units outstanding were held by the public. The remaining common units were held by Golar and the 2.0% general partner interest was held by our General Partner. All of the Partnership's outstanding Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”) are held by the public.

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

Equity Issuances

The following table shows the movement in the number of preferred units, common units, and general partner units during the years ended December 31, 2020, 2019 and 2018:

(in units)	Preferred Units	Common Units	GP Units
December 31, 2017	5,520,000	69,768,261	1,423,843
January 2018 Common Unit ATM Program	—	617,969	12,548
During 2018 unit repurchase program	—	(930,866)	—
December 31, 2018	5,520,000	69,455,364	1,436,391
August 2019 unit repurchase program	—	(153,728)	—
December 31, 2019 and 2020	5,520,000	69,301,636	1,436,391

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

In September 2017, we entered into an equity distribution agreement with a sales agent pursuant to which we may, from time to time issue common units with an aggregate offering price of up to $150 million (the “Common Unit ATM Program”). During 2018, we sold 617,969 common units under the Common Unit ATM program, at an average gross sales price of $23.15 per unit, for which we received $14.2 million of net proceeds. In connection with such sales, our General Partner purchased 12,548 general partner units at an average price of $23.15 per unit, for which we received an additional $0.3 million of proceeds.

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

29. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per common unit are presented below:

(in thousands of $ except unit and per unit data)	2020	2019	2018
Common unitholders’ interest in net income	6,945	5,648	59,925
Less: distributions paid (1)	(5,600)	(112,201)	(137,335)
Under/(over) distributed earnings	1,345	(106,553)	(77,410)

Basic and diluted:
Weighted average common units outstanding (in thousands)	69,302	69,397	69,944
Earnings per unit - Common unitholders :
Basic and diluted	$0.10	$0.08	$0.86

Cash distributions declared and paid in the period per common unit (2)	0.46	1.62	1.96
Subsequent event: Cash distributions declared and paid per common unit relating to the period (3)	0.02	0.40	0.40
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

As of December 31, 2020, of our total number of common units outstanding, 69.2% (2019: 69.4%) were held by the public and the remaining common units were held by Golar.

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

30.  SUBSEQUENT EVENTS

The NFE Merger

On January 13, 2021, we entered into the Merger Agreement with NFE, our general partner, Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of NFE (“Merger Sub”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales and an indirect subsidiary of NFE (“GP Buyer”), pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving the Merger as an indirect subsidiary of NFE.

At the effective time of the Merger (the "Effective Time"), pursuant to the Merger Agreement:

•each common unit that is issued and outstanding as of immediately prior to the Effective Time will (i) be converted into the right to receive $3.55 in cash (the "Common Unit Consideration"), (ii) no longer be outstanding and (iii) automatically be cancelled and cease to exist;

•each of the incentive distribution rights of the Partnership will be cancelled and cease to exist, and no consideration shall be delivered in respect thereof;

•each Series A Preferred Unit of the Partnership issued and outstanding immediately prior to the Effective Time will be unchanged and will remain outstanding, and no consideration shall be delivered in respect thereof;

•each outstanding unit representing a general partner interest in the Partnership that is issued and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately following the Effective Time;

•each outstanding option to purchase common units granted pursuant to the Partnership’s long-term incentive plan (each, a “Partnership Option”), whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Common Unit Consideration over the applicable exercise price per common unit of such Partnership Option and (ii) the number of common units subject to such Partnership Option. Any Partnership Option which has a per common unit exercise price that is greater than or equal to the Common Unit Consideration will be cancelled at the Effective Time for no consideration or payment; and

•each award of notional common units granted pursuant to the Partnership’s long-term incentive plan (each a "Partnership Phantom Unit"), whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Common Unit Consideration and (ii) the number of common units subject to such Partnership Phantom Unit.

Concurrently with the consummation of the Merger, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer (the "GP Transfer"), all of the outstanding membership interests in our general partner pursuant to a Transfer Agreement dated as of January 13, 2021 (the “Transfer Agreement”) for a purchase price of $5.1 million, which is equivalent to $3.55 per general partner unit of the Partnership. The Transfer Agreement also provides for the parties to enter into, among other things, an Omnibus Agreement relating to the provision of certain management services related to the vessels the Partnership owns.

The obligation of the parties to the Transfer Agreement to consummate the GP Transfer is subject to certain closing conditions, including: (1) the accuracy of the other party's representations and warranties, subject to certain materiality qualifiers; (2) performance in all material respects by the other party; (3) the delivery of certain deliverables under the Transfer Agreement by both parties; and (4) the conditions to the Partnership’s or NFE’s (as applicable) obligations to close the Merger pursuant to the terms of the Merger Agreement must have been waived or satisfied.

The required majority of the common unitholders of record as of the close of business on January 25, 2021 voted on and approved the Merger Agreement at a Special Meeting held on February 24, 2021. The closing of the Merger is subject to satisfaction or waiver (if applicable) of certain conditions, including: (i) the receipt of certain regulatory approvals; (ii) the receipt of certain specified material third-party consents; (iii) the absence of any legal restraint issued by any court or governmental entity of competent jurisdiction preventing consummation of the Merger; (iv) the absence of a material adverse effect on either party; (v) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (vi) material compliance with each party’s covenants; and (vii) all conditions to Golar’s or NFE’s (as applicable) obligation to close the GP Transfer under the Transfer Agreement having been satisfied or waived.

It is currently anticipated that upon consummation of the Merger, NFE will refinance certain of our existing debt facilities including the $800 million credit facility and 2015 Norwegian Bonds, which are repayable in April 2021 and November 2021 respectively.

The Merger Agreement may be terminated by NFE or Partnership (which, in the case of Partnership, must be approved by the Conflicts Committee) under certain circumstances, including, among others, by either NFE or the Partnership if the closing of the Merger has not occurred on or before July 13, 2021, and further provides that, upon termination of the Merger Agreement under certain circumstances, GMLP may be required to pay NFE a termination fee equal to $9.4 million.

Cash Distributions

In February 2021, we paid a cash distribution of $0.0202 per common unit in respect of the three months ended December 31, 2020 to unitholders of record as of February 5, 2021. We also paid a cash distribution of $0.546875 per Series A Preferred Unit for the period from November 15, 2020 through to February 14, 2021 to our Series A Preferred unitholders of record as of February 8, 2021.

In accordance with the Merger Agreement, we are prohibited from payment of further distributions on the common units without permission from NFE. However, we are permitted to continue to pay quarterly distributions on the Series A Preference Units.